Form 20-F
period 2002-08-31
SODEXHO ALLIANCE SA
filed 2003-01-03
CIK 1169715

As filed with the Securities and Exchange Commission on January 3, 2003


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 20-F


(Mark One)


             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
              OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                OR
         X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended: August 31, 2002
                                OR
           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934
                 for the transition period from __ to __
                 Commission file number: 1-31274



                       SODEXHO ALLIANCE, SA
        (Exact name of Registrant as specified in its charter)

                        Republic of France
         (Jurisdiction of incorporation or organization)

                        3, avenue Newton
                 78180 Montigny - le - Bretonneux
                             France
               (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                             Name of each exchange
    Title of each class                      On which registered

    American Depositary Shares,
    Representing Common Shares               New York Stock Exchange

    Common Shares,
    par value EUR 4 per share                New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.



Securities registered or to be registered pursuant
to Section 12(g) of the Act:                                 None
Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:                        None
The number of outstanding shares of each class of

stock of Sodexho Alliance, SA at August 31, 2002 was:
Common Shares, par value EUR4 per share....................  159,021,416


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                                          Yes X No
Indicate by check mark which financial statement item the registrant has elected to follow.

                                                      Item 17 X Item 18

                    TABLE OF CONTENTS
                                                                        Page

   Forward-Looking Statements.............................................ii

                       PART I

   Item 1.     Identity of Directors, Senior Management and Advisers.......1

   Item 2.     Offer Statistics And Expected Timetable.....................1

   Item 3.     Key Information.............................................1

   Item 4.     Information on the Company..................................7

   Item 5.     Operating and Financial Review and Prospects...............21

   Item 6.     Directors, Senior Management and Employees.................40

   Item 7.     Major Shareholders and Related Party Transactions..........50

   Item 8.     Financial Information......................................53

   Item 9.     The Offer and Listing......................................54

   Item 10.    Additional Information.....................................56

   Item 11.    Quantitative and Qualitative Disclosures about Market Risk.72

   Item 12.    Description of Securities Other than Equity Securities.....73

                       PART II

   Item 13.    Defaults, Dividend Arrearages and Delinquencies............73

   Item 14.    Material Modifications to the Rights of Security Holders
               and Use of Proceeds........................................73

   Item 15.    Controls and Procedures....................................73

   Item 16.    [Reserved].................................................73

                       PART III

   Item 17.    Financial Statements.......................................73

   Item 18.    Financial Statements.......................................73

   Item 19.    Exhibits...................................................74

     As used in this Annual Report, the terms "we," "our," "us," "Sodexho," "Sodexho Alliance" and "the Group" refer to Sodexho Alliance, SA and its subsidiaries.

                      FORWARD-LOOKING STATEMENTS

     Certain statements included in this Annual Report contain information that is forward-looking. Such statements include information regarding our beliefs, estimates and current expectations concerning our future financial condition and results of operations, including trends affecting our businesses. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report including, without limitation, the information under the heading "Item 3.D Key Information--Risk Factors" identifies important factors that could cause such differences. It should be recognized that factors other than those expressly set forth in this Annual Report, such as general economic factors and business strategies, may be significant, and that the factors discussed herein may affect us to a greater extent than indicated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements appearing in this Annual Report. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                            PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3.  KEY INFORMATION

A.   Selected Financial Data

Please see the section entitled "Item 5. Operating and Financial Review and Prospects" for a presentation of selected financial data.

Exchange Rates

     Under the provisions of the Treaty on the European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, the euro, was introduced. The following 12 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998 at EUR 1.00 = FF 6.55957. All translations of French francs into euro herein have been made at that rate.

     The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for the French franc and euro based on the 2 p.m. ECB time rates quoted by the European Central Bank. From January 1, 1999, the European Central Bank has provided 2 p.m. ECB time rates quoted for the euro only. No representation is made that franc or euro amounts have been, could have been or could be converted into dollars at the 2 p.m. ECB time buying rates indicated for any given date. Unless otherwise indicated herein, exchange rates have been translated throughout this Annual Report on Form 20-F at the end-of-period rate corresponding to the period for which the translation has been made.



                                At end of      Average
                                period(1)      rate(2)      High      Low

French francs per U.S. dollar:
1998......................       5.9335        5.9931      6.2139     5.7062

Euro per U.S. dollar:
1999......................       0.9458        0.9061      0.9878     0.8485
2000......................       1.1228        1.0263      1.1268     0.9201
2001......................       1.0919        1.1316      1.2118     1.0477
2002......................       1.0170        1.0978      1.1658     0.9856

__________________
(1)  All periods end August 31 of the stated year.
(2) The average of the rates on the last day of each month during the relevant period.

Month ended                                                High       Low
Euro per U.S. dollar:
July 31, 2002............................................ 1.0283     0.9856
August 31, 2002.......................................... 1.0323     1.0129
September 30, 2002....................................... 1.0364     1.0025
October 31, 2002......................................... 1.0272     1.0111
November 30, 2002........................................ 1.0096     0.9876
December 31, 2002........................................ 1.0131     0.9536

     On December 31, 2002, the 2 p.m. ECB time rate quoted by the European Central Bank was EUR 0.9536 = U.S. $1.0000, or U.S. $1.0487 = EUR 1.0000.
This rate may differ from certain of the actual rates used in the preparation of our consolidated financial statements, which are prepared in euro, and therefore dollar amounts appearing herein may differ slightly from the actual dollar amounts which were translated into euro in the preparation of such consolidated financial statements in accordance with accounting principles generally accepted in France.

     A substantial proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than euro, in particular, the U.S. dollar and the British pound sterling. Accordingly, fluctuations in the value of the euro relative to other currencies can have a significant effect on the translation into euro of non-euro assets, liabilities, revenues and expenses. For information with respect to the impact of fluctuations in exchange rates on our operations, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

B.       Capitalization and Indebtedness

     Not Applicable.

C.       Reasons for the offer and use of proceeds

     Not Applicable.

D.       Risk Factors

     You should consider the following risks with respect to an investment in us and investments in our American Depositary Shares ("ADSs").

Risks Related to our Business

     We depend on the retention and renewal of our existing client contracts and our ability to attract new customers

     Our success depends on our ability to retain and renew existing client contracts and to obtain and successfully negotiate new client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. Additionally, our growth in the Service Vouchers and Cards activity depends upon our geographic expansion, new product development, superior branding and affiliate networks. We cannot assure you that we will be able to renew existing client contracts or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us as a result of merger or acquisition. We also cannot be certain that we will obtain new contracts in any of our market segments, or that any new contracts will be profitable. If we cannot continue to grow our operations through the renewal of existing contracts or the negotiation of new contracts, our business, financial condition and results of operations will be materially and adversely affected.

     We may be adversely affected if customers reduce their outsourcing or use of preferred vendors

     Our business and growth strategies depend in large part on the continuation of a trend in business, education, healthcare and government markets toward outsourcing services. The decision to outsource depends upon customer perceptions that outsourcing may provide higher quality services at a lower overall cost and permit customers to focus on core business activities. We cannot be certain that this trend will continue or not be reversed or that customers that have outsourced functions will not decide to perform these functions themselves. In addition, labor unions representing employees of some of our current and prospective customers have occasionally opposed the outsourcing trend and sought to direct to union employees the performance of the types of services we offer. Management has also identified a trend among some of our customers toward the retention of a limited number of preferred vendors to provide all or a large part of their required services. We cannot be certain that this trend will continue or not be reversed or, if it does continue, that we will be selected and retained as a preferred vendor to provide these services. Adverse developments with respect to either of these trends would have a material adverse effect on our business, results of operations and financial condition.

     Our business may suffer if we are unable to hire and retain sufficient qualified personnel or if labor costs continue to increase

     Certain trends in the global labor market, or in certain specific areas, could adversely impact our business. The global economy has experienced reduced levels of unemployment in recent years which have created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level, skilled and hourly workers, especially in the delivery of services other than food services to our clients, low levels of unemployment could compromise our ability in certain businesses to provide quality service or compete for new business. A failure to hire and retain qualified management personnel, particularly at the entry management level could also jeopardize our continued success. Moreover, labor laws in certain countries require us to retain employees of businesses we acquire, which in turn may cause us to incur additional training costs and increase headcount beyond optimal levels. Adverse developments regarding the foregoing trends, individually or in the aggregate, could have a material adverse effect on our results of operations.

     Food shortages, and increases in food costs or other operating costs could adversely affect our results of operations and financial condition

     We face fluctuating food prices and limited availability of certain food items during the year. Food price and availability also varies by geographic location. In addition, broader trends in food consumption, such as the recent concern about beef consumption in Europe, may from time to time disrupt our business. Our typical contract allows for certain adjustments due to rising prices or changed menus over time, but often we must accept a reduced margin for a period of time to ensure the availability of certain required food groups and to maintain customer satisfaction. Our experience has been that changes in food preferences or shortages, when they occur, may adversely affect our profitability at a given location. Although most of our contracts provide for minimum annual price increases for products and services provided by us, we could be adversely impacted during inflationary periods if the rates of contractual increases are lower than the relevant inflation rate. To the extent that food costs or other operating costs increase, and to the extent we are unable to pass these costs on to our clients for competitive or economic reasons, our profit margins will decrease.

     The pricing terms of our services contracts may constrain our ability to recover costs and to make a profit on our contracts

     Fixed price contracts with our customers could expose us to losses if our estimates of project costs are too low. A substantial portion of our services contracts are fixed price contracts. The terms of these contracts require us to guarantee the price of the services we provide and assume the risk that our costs to perform the services and provide the materials will be greater than anticipated. Our profitability on these contracts is therefore dependent on our ability to accurately predict the costs associated with our services. These costs may be affected by a variety of factors, some of which may be beyond our control. If we are unable to accurately predict the costs of fixed price contracts, certain projects could have lower margins than anticipated, which could have a material adverse effect on our business.

   Competition in our industry could adversely affect our results of operations

     There is significant competition in the food and support services business from local, regional, national and international companies of varying sizes, a number of which have substantial financial resources. Our ability to successfully compete depends on our ability to satisfy our clients by providing quality services at a reasonable price. Certain of our competitors may be willing to underbid us or accept a lower profit margin or expend more capital in order to obtain or retain business. Existing or potential clients may also elect to self-operate their food service, eliminating the opportunity for us to serve them or compete for the account.

     Moreover, because our business is highly decentralized, it is imperative that we keep pace with advances in technology and information services, especially with respect to inventory, labor and cost management and the communication of our best practices among our operations worldwide. If we do not or cannot make necessary expenditures in these areas, we may be less competitive and, consequently, less profitable.

   Unfavorable economic conditions could adversely affect our results of operations and financial condition

     Recent weak economic conditions in the United States and worldwide have resulted in lower demand for our services from non-government sector business clients, particularly private corporate clients in our Food and Management Services and River and Harbor Cruises activities, with a negative impact on our revenues. Further economic downturns may reduce demand for our services as well as decrease occupancy rates in certain segments of the facilities which we manage. These factors may cause us to lose business, lose economies of scale, or contract for business on less favorable terms than our current prevailing terms. Additionally, our Remote Sites activity is heavily dependent on the oil industry, and therefore can be cyclical and dependent upon oil prices.

     Our semi-annual results may vary significantly as a result of factors beyond our control

     Our semi-annual results of operations may fluctuate significantly as a result of a number of factors over which we have no control, including our customers' budgetary constraints, school vacations, the timing and duration of our customers' planned maintenance activities and shutdowns, changes in our competitors' pricing policies and general economic conditions. Furthermore, some operating and fixed costs which remain relatively constant throughout the fiscal year may lead to fluctuations in semi-annual results when offset by differing levels of revenues. For these reasons, a half-year to half-year comparison is not a good indication of our current performance or how we will perform in the future.

     We are subject to governmental regulation

     Due to the nature of our industry, our operations are subject to a variety of international, federal, state, county and municipal laws, regulations and licensing requirements, including regulations governing such areas as labor, employment, immigration, health and safety, consumer protection and the environment. The costs of compliance with these various regulatory regimes has a significant impact on our bottom line, and violations of certain regulations could result in the loss of a client contract or fines. There can be no assurance that additional regulation in any of the jurisdictions in which we operate would not limit our activities in the future or significantly increase the cost of regulatory compliance.

     In addition, the growth and success of our Service Vouchers and Cards activity depends to an extent upon the continued availability of domestic tax and labor law incentives encouraging the use of service vouchers by employers and employees. A reduction or elimination of these benefits in our more significant markets, or across many of our markets, could have an adverse result on our business and results of operations.

     Claims of illness or injury associated with the service of food and beverages to the public could adversely affect us

     Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. As a result, we could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities which we serve. In addition to decreasing our revenues and profitability at our facilities, adverse publicity could negatively impact our service reputation, hindering our ability to renew contracts on favorable terms or to obtain new business.

   Our international business results are influenced by currency fluctuations and other factors that may be different from factors affecting the United States market

     A significant portion of our revenues is derived from international markets. During fiscal 2002, approximately 75% of our revenues were generated outside the euro zone. The operating results of our international subsidiaries are translated into euro and such results are affected by movements in foreign currencies relative to the euro, especially movements in the value of the U.S. dollar.

     Our business is also subject to risks whose effects may be more pronounced in our international operations, including national and local regulatory requirements; potential difficulties in staffing and labor disputes; failures to obtain and manage support and distribution for local operations; fluctuations in local interest rates; inflation; credit risk or poor financial condition of local customers; the potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and local political or social conditions. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations.

     Moreover, we expect that revenues from such emerging markets as Latin America, Central Europe and Asia will continue to develop over the long term. Emerging market operations present several risks, including volatility in gross domestic production; credit risk; civil disturbances; economic and governmental instability; changes in regulatory requirements; nationalization and expropriation of private assets; significant fluctuations in interest rates, currency exchange rates and inflation; the imposition of additional taxes or other payments by foreign governments or agencies; and exchange controls and other adverse actions or restrictions imposed by foreign governments.

     We are subject to risks associated with our acquisitions of other businesses

     We have acquired and may in the future acquire a substantial number of businesses. Our acquisitions may not improve our financial performance in the short or long term as we expect. Acquisitions enhance our earnings only if we can successfully integrate the acquired businesses into our management organization, purchasing operations, distribution network and information systems. Our ability to integrate acquired businesses may be adversely affected by factors that include customer resistance to our product brands and distribution system, our failure to retain management and sales personnel, difficulties in converting different information systems to our systems, the size of the acquired business and the allocation of limited management resources among various integration efforts. In addition, the benefits of synergy which we expect at the time we select our acquisition candidates may not be as significant as we originally anticipated. One or more of our acquisition candidates may also have liabilities or adverse operating issues that we fail to discover prior to the acquisition. Difficulties in integrating acquired businesses, as well as liabilities or adverse operating issues relating to acquired businesses, could have a material adverse effect on our business, operating results and financial condition.

     Even if acquired companies eventually contribute to an increase in our profitability, the acquisitions may adversely affect our earnings in the short term. Our earnings may decrease as a result of transaction-related expenses we record for the quarter in which we complete an acquisition. Our earnings may be further reduced by the higher operating and administrative expenses we typically incur in the quarters immediately following an acquisition as we seek to integrate the acquired business into our operations.

     We currently have significant indebtedness and may incur additional indebtedness in the future

     At August 31, 2002, our percentage of total debt to total capitalization was approximately 52%. Our total capitalization is the sum of our shareholders' equity, minority interests and borrowings and long-term debt. Some lenders may consider this ratio negatively in their credit decisions. Also, financial and other covenants in our lending agreements may occasionally restrict our ability to operate our business in certain ways. Specifically, our agreements limit our ability to dispose of our assets, our subsidiaries' abilities to guarantee and borrow money, our ability to incur certain types of debt, our ability to merge or consolidate with other companies (subject to certain exceptions) and our ability to alter the fundamental nature of our business (subject to certain exceptions). In addition, we are obligated under these agreements to maintain certain ratios of net debt to EBITDA and interest to EBITA which may also impair our ability to enter into certain types of transactions.

     We may incur additional indebtedness in the future, subject to limitations contained in the instruments governing our indebtedness, to finance capital expenditures or for other general corporate purposes, including acquisitions.
We cannot assure you that our business will continue to generate cash flow at or above the levels required to service our indebtedness and meet our other cash needs, or that we will be able to obtain credit on terms as favorable as those we enjoy currently if our debt- to total capitalization ratio increases. If our business fails to generate sufficient operating cash flow in the future, or if we fail to obtain cash from other sources such as asset sales or additional financings, we will be restricted in our ability to continue to make acquisitions for cash and to invest in expansion or replacement of our facilities, information systems and equipment. Such a failure could have a material adverse effect on our business, operating results and financial condition.

Risks Related to an Investment in our American Depositary Shares ("ADSs")

     The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate

     The ADSs trade in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because our financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce our earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. securities markets. Any dividend we might pay in the future would be denominated in euro. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

   You may not be able to exercise preemptive rights for shares underlying your ADSs

     Under French law, shareholders have preemptive rights ("droits preferentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis.Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities in Paris. United States holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the United States Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADS, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

     Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

     Because holders of ADSs do not hold their shares directly, they will be subject to certain additional risks, including those listed below.

     In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert euro into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

     ADS holders will generally have the right to instruct the depositary to exercise the voting rights for the shares represented by the ADSs if we ask the depositary to ask the holders for instructions. There can be no guarantee, however, that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

     ADS holders may not receive copies of all reports from us or the depositary; these holders may have to go to the depositary's offices to inspect any reports issued.

     You may not be able to effect claims or enforce judgments brought against us for alleged violations of the U.S. securities laws

     We are a societe anonyme organized under the laws of France. Almost all of our directors and officers are not U.S. residents, and a substantial portion of our assets and the assets of our directors and officers are and will be located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or most of these persons or to enforce judgments against us or them in United States courts. Furthermore, there is doubt as to the enforceability in France, in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. French courts may not have the requisite jurisdiction to grant the remedies sought in an original action brought in France based solely upon the U.S. federal securities laws.

     In order to effectively enforce in France judgments of U.S. courts rendered against our French officers and directors, these persons would have to waive their rights under Article 15 of the French Civil Code, which provides that citizens of France may be sued only in France unless they otherwise consent. We believe that none of these persons has waived this right with respect to actions predicated solely upon U.S. federal securities laws. Furthermore, actions in the United States could be adversely affected under certain circumstances by the French law of July 26, 1968, as modified by a law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

ITEM 4.  INFORMATION ON THE COMPANY

A.       History and Development of the Company

     We are a leading global provider of services in four primary business areas: Food and Management Services, Remote Sites, Service Vouchers and Cards, and River and Harbor Cruises. In the Food and Management Services business, which accounted for approximately 92% of our total revenues in fiscal 2002, we are a leading global provider of outsourced food and multiservices to businesses, public agencies and institutions, long-term and short-term healthcare facilities, universities, primary and secondary schools and other clients. In the fiscal year ended August 31, 2002, we had revenues of approximately EUR 11.6 billion from this activity, operating through approximately 24,700 individual outlets in 74 countries. Food services include food and beverage procurement and preparation, as well as the operation and maintenance of food service and catering facilities, generally on a client's premises. Multiservices include physical plant operations and maintenance, energy management, groundskeeping, housekeeping, custodial and janitorial, on-site laundry and an evolving suite of other services for which our clients have identified a need. Our Remote Sites activity, which had revenues of EUR 590 million in fiscal 2002, specializes in providing many of the foregoing services to temporary and remote sites of our clients' operations, specifically those affiliated with oil and gas recovery, major construction projects and mining. Our Service Vouchers and Cards activity, which had revenues of EUR279 million in fiscal 2002, primarily issues and manages the provision of paper and debit-card vouchers to our clients' employees for food, products and services and the provision of various welfare benefits from government clients to their constituents. Our River and Harbor Cruises activity, which had revenues of EUR 95 million in fiscal 2002, operates in various markets, providing tourist excursions and upscale dinner cruises for individuals and corporate consumers alike.

     Our chairman, Pierre Bellon, launched the company in 1966 in Marseille, France, by providing food service to employee restaurants. Since our founding, we have been focused on growth, especially organic growth. By 1968, we began operating in the Paris area, and we expanded our operations internationally in 1971 with a food services contract in Belgium. We were incorporated on December 31, 1974 as Sodexho, SA (societe anonyme), a French limited liability company, for a duration of 99 years from this date. Between 1971 and 1993, we continued our international growth with the development of our Remote Sites business in Africa and the Middle East, the extension of our Service Vouchers and Cards business into Belgium and Germany, and the expansion of our food services business into other parts of Europe and Asia and overseas into North America, Latin America and South Africa.

     Since 1995, we have rapidly expanded our worldwide presence through organic growth and acquisitions. Our acquisition of Gardner Merchant in 1995 made us the world's largest contract food services company, based on annual revenues, gave us a significant presence in the United Kingdom and the Netherlands and strengthened our operations in North America. In January 1996, we acquired a minority interest in Partena, strengthening our position in the Nordic countries, a position which we further solidified by increasing our holding to more than 90% of Partena's outstanding capital stock in 1999.

     In Latin America, the acquisitions of Cardapio in Brazil in 1996, a stake in Luncheon Tickets in Argentina in 1998 and Refeicheque in Brazil in 1999 increased our share of the worldwide service vouchers and cards market. Globally, our annual revenues in this activity are second only to Accor.

     In March 1997, we acquired 49% of Universal Services in the United States, and in January 2000 we acquired the remaining stake, forming Universal Sodexho, the world market leader in Remote Sites operations.

     In 1998, our North American subsidiaries and Marriott Management Services combined, with Sodexho Alliance holding just under half of the resulting company's share capital. In connection with this transaction, Sodexho Alliance contributed an additional U.S. $304 million. The transaction created the largest North American food and management services company based on annual revenues, known as Sodexho Marriott Services, Inc., and almost doubled the size of our operations by adding annual revenues of $3.2 billion (based on 1997 stand-alone revenues) and over 3,000 clients in North America.

     In June 2001, we completed a transaction by which we acquired the remaining interest in Sodexho Marriott Services, Inc. ("SMS", now known as Sodexho, Inc.) for approximately EUR 1.3 billion. In the fourth quarter of fiscal 2001, we acquired 100% of the capital stock of the Wood Company ("Wood Dining Services"), a company doing business as Wood Dining Services, and 60% of the capital stock of Sogeres. We exercised our option to purchase the additional 40% of the capital stock of Sogeres in November 2001. The total cost for all of the capital stock of both companies was EUR 521 million, a portion of which was paid in the fourth quarter of fiscal 2001 and the balance of which was paid at the time the remaining shares of Sogeres were acquired in the first quarter of fiscal 2002. Prior to the acquisition, Sogeres had been our fourth-largest competitor, based on revenues, in the French outsourced catering market, operating primarily in Paris, the French Riviera and the Rhone-Alps region.
The acquisition of Wood Dining Services brought a significant regional food service provider into our network, adding over 500 clients and the management of over 10,000 employees across 21 states in the United States.

     Since 1983, our shares have been listed on Euronext Paris (formerly the Paris Bourse), since 1998 we have been part of the benchmark index for that exchange, the CAC 40 and on April 3, 2002, our ADSs were listed on the New York Stock Exchange. In February 1997, our shareholders voted to change our name to Sodexho Alliance, SA, and we were duly re-incorporated as such on February 25, 1997. We are subject to Book II of the French Code du Commerce and to Act No. 67-236 of March 23, 1967 concerning "les societes commerciales et des groupements d'interet economique" (French company law). Except as mentioned above, we and our subsidiaries have not been a party to any material reclassifications, mergers or consolidations and there have been no material changes in our mode of conducting business or in the types of products produced or services we offer. As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party respecting our shares or by us respecting another company's shares, except as described above.

     We are headquartered in Paris, France and our registered office in France is 3, avenue Newton, 78180 Montigny-le-Bretonneux. Our general telephone number is 011-33-1-30-85-75-00. Our authorized U.S. representative is Michel Landel, and our agent for service of process in the U.S. is Robert A. Stern, Sodexho, Inc., 9801 Washingtonian Boulevard, Suite 1234, Gaithersburg, MD 20878.

Acquisition and Capital Expenditures

     The following table sets forth our acquisition and capital expenditures (on a consolidated basis) for fiscal 2000, 2001 and 2002.



                                            Fiscal year ended August 31,
                                          2002        2001        2000
                                                (millions of euro)
Property, plant and equipment and
     intangibles.....................     297           233        174
Acquisitions.........................     107         1,768         93
                                          ---         -----        ---
Total................................     404         2,001        267
                                          ===         =====        ===


     We estimate that our consolidated capital expenditures for fiscal 2003 will be approximately 2% of our revenues. This estimate is set yearly and is based on commercial, technical and economic factors such as client demand and the availability of equipment and building space. Capital expenditure estimates remain subject to the finalization of services and other client contractual terms relating to these expenditures.

     Property, Plant and Equipment

     Approximately two-thirds of our property, plant and equipment capital expenditures involve the purchase of catering equipment used on client premises and the boats used in our River and Harbor Cruises business. The remaining portion of our capital expenditures relates to internal items such as information technology and vehicles used to support our operations. We generally use our clients' premises for food services, and therefore our property, plant and equipment capital expenditures are limited. We do, however, use trucks owned or leased by us to deliver food to the premises of our clients in certain markets.

     Acquisitions and Divestitures

     Our material acquisition expenditures and divestitures since August 31, 1999 are highlighted below.

     In May 2002, we divested our entire interest in Lockhart Catering Equipment Ltd for EUR 61 million in cash. Based in the United Kingdom, this subsidiary was primarily engaged in the distribution of catering equipment, a non-core activity for the Group.

     In November 2001, we acquired the remaining shares of Sogeres which we did not own from BNP Paribas for cash consideration of EUR72 million. Sogeres' contribution to Group net income for fiscal 2002 totaled EUR 4.9 million.

     In November 2001, we acquired 100% of the capital stock of Minesite Catering Pty Ltd in Australia for EUR 10 million in cash. Minesite Catering is part of our Remote Sites activity.

     In June and July 2001, we acquired 100% of the capital stock of Wood Dining Services, a North American food and management services company, and 60% of the capital stock of Sogeres, a French food and management services company. We exercised our option to purchase the additional 40% of the capital stock of Sogeres in November 2001. The total cost for all the capital stock of both companies was EUR 521 million, a portion of which was paid in the fourth quarter of fiscal 2001 and the balance of which (EUR 72 million)was paid at the time the remaining shares of Sogeres were acquired in the first quarter of fiscal 2002. In June 2001, after a negotiation process with a special committee of independent directors formed by SMS's Board of Directors, we successfully completed a tender offer for the 53% of SMS we did not already own, as calculated on a fully-diluted basis, at a total cost of approximately EUR 1.3 billion. Following its merger into SMS Acquisition Corp., SMS became a wholly-owned subsidiary of Sodexho Alliance, and was renamed Sodexho, Inc. Funding for the June and July 2001 transactions was provided through a rights offering in the amount of EUR 1.0 billion and the incurrence of an additional EUR 0.8 billion in debt.

     In May 2001, we divested our entire minority interest in Corrections Corporation of America ("C.C.A.") (a successor company to Correctional Management Services Corporation ("C.M.S.C.") and Prison Realty Trust Inc.), for EUR 3 million in cash.

     In April 2000, Sodexho Scandinavian Holding AB sold 50.05% of Attendo Care (formerly, Partena Care) for EUR 6 million in cash. The remaining interest in Attendo Care was sold in December 2001.

     In January 2000, we acquired the remaining 51% of Universal Services, in which we had held a 49% interest since March 1997, for EUR 57 million in cash.

     In November 1999, we acquired Prebail-Enterprises (subsequently Altys Gestion) and 30% of the capital stock of Saggel Holding for EUR 14 million in cash.

     Ongoing capital expenditures for property, plant and equipment are expected to be funded from operating cash flows. Acquisition expenditures, such as our recent acquisitions of SMS (known now as Sodexho, Inc.), Sogeres and Wood Dining Services, may be financed through a combination of subsidiary operating cash flows, investment cash flows, borrowings from financial institutions and other sources, including debt and equity issuances.

     Since 1995, we have made three bond issuances, three equity offerings and three syndicated bank borrowings to aid in financing our acquisition expenditures. In 1995, we raised EUR 155 million by issuing 1,722,708 new shares for cash and raised EUR 543 million in syndicated bank borrowings to finance the acquisition and existing indebtedness of the Gardner Merchant Services Group. These borrowings were repaid in 1996 and 1998. In 1996, we issued 400,000 bonds for a total of EUR 305 million, each of which bears an annual interest rate of 6% and matures in 2004. Each of these bonds carries a warrant entitling the bearer to purchase 16.66 of our shares before the maturity date for EUR 411.61, which will result in further capital issuances of up to EUR
1.6 billion by 2004. In 1997, we raised EUR 306 million by issuing 835,770 new shares for cash. In March 1998, Sodexho, Inc. (formerly SMS) raised U.S. $1.3 billion (approximately EUR 1.2 billion, based on the August 31, 1998 U.S. dollar-to-French franc exchange rate then converted into euro at the fixed rate of 6.55957 French francs per euro), of which EUR 580 million was guaranteed by us. Outstanding balances on these facilities were refinanced in the third quarter of fiscal 2001 (see further discussion below). In 1999, we issued a total of EUR 300 million in bonds which bear an annual interest rate of 4.625% and mature in 2009. In July 2001, we raised additional capital of EUR 1.0 billion by issuing 22,498,729 new shares for cash.

     In the fourth quarter of 2001, in connection with the acquisitions of Sodexho, Inc., Sogeres and Wood Dining Services and to refinance Sodexho, Inc.'s existing debt, we entered into a credit agreement for total amounts of EUR 1.9 billion and U.S. $1.1 billion, divided among four facilities. The first and second facilities, in the amount of EUR 1.9 billion, financed the acquisitions. On July 5, 2001, EUR 0.9 billion of these facilities were repaid out of the proceeds of our July 2001 share issuance. The balance was repaid with the proceeds of the debt securities issued in March 2002, as described below. The third and fourth facilities, in the amount of U.S. $1.1 billion, were used to refinance Sodexho, Inc.'s existing debt and are repayable in quarterly installments with a final maturity date of April 5, 2006. Our interest margin for these facilities is 0.55% over LIBOR or EURIBOR, as appropriate, adjusted over time to reflect fluctuations in our credit rating (these margins may range from 0.45% to 1.50%). The facilities are subject to customary terms, financial covenants and events of default. The Group has entered into various agreements to convert variable interest rates to fixed rates.

     In addition, on March 6, 2002, we finalized the terms of an issuance of EUR 1 billion of debt securities in the European markets, which closed on March 25, 2002. We used the net proceeds from the sale of these debt securities, approximately EUR 992,330,000, to refinance the credit facility referred to above. The debt is issued in 5.875% notes due March 25, 2009.

B.       Business Overview

General

     Our operations can be divided into four broad activities: Food and Management Services, Remote Sites, Service Vouchers and Cards, and River and Harbor Cruises. Food and Management Services is our most significant business and accounted for 92% of our revenues for the fiscal year ended August 31, 2002. Over half of our revenues in this activity were generated from our North American subsidiary, Sodexho, Inc. (formerly SMS). Remote Sites accounted for 5% of our revenues in fiscal 2002. The Service Vouchers and Cards and River and Harbor Cruises activities together accounted for approximately 3% of our revenues in fiscal 2002. Within the Food and Management Services business, we manage our operations in four geographic segments: North America, Continental Europe, the United Kingdom and Ireland, and the rest of the world.

     The tables set forth below summarize certain financial information for these activities for the fiscal years ended August 31, 2002, 2001 and 2000.





                                                Fiscal year ended August 31,
Revenues                                      2002        2001          2000
                                                      Restated(3)   Restated(3)
                                                  (in millions of euro)
Food and Management Services
     North America.........................  5,995         5,657         4,857
     Continental Europe....................  3,413         3,034         2,852
     United Kingdom and Ireland............  1,671         1,717         1,569
     Rest of the World.....................    566           581           495
                                            ------        ------         -----
     Total Food and Management Services.... 11,645        10,989         9,773

Remote Sites
     North America.........................    195           180            98
     Continental Europe....................     51            52            44
     United Kingdom and Ireland............     81            74            65
     Rest of the World.....................    263           273           208
                                             -----         -----         -----
     Total Remote Sites....................    590           579           415

Service Vouchers and Cards
     North America.........................
     Continental Europe....................    124           105            77
     United Kingdom and Ireland............     10             4             2
     Rest of the World.....................    145           140           115
                                             -----         -----         -----
     Total Services Vouchers and Cards.....    279           249           194

River and Harbor Cruises
     North America.........................     44            62            64
     Continental Europe....................     41            39            39
     United Kingdom and Ireland............     10            10            11
     Rest of the World.....................
                                             -----         -----         -----
     Total River and Harbor Cruises........     95           111           114
                                            ------        ------        ------
Total...................................... 12,609        11,928        10,496
                                            ======        ======        ======


                                                Fiscal year ended August 31,
EBITA(1)                                      2002       2001            2000
                                                     Restated(3)     Restated(3)
                                                  (in millions of euro)
Food and Management Services
     North America.........................    297           295           258
     Continental Europe....................    140           129           132
     United Kingdom and Ireland............     11            87            76
     Rest of the World.....................      7             0            14
                                              -----         -----         -----
     Total Food and Management Services.....   455           511           480
Remote Sites................................    26            30            20
Service Vouchers and Cards..................    77            61            47
River and Harbor Cruises....................     2             7            15
                                              -----         -----         -----
EBITA, excluding corporate expenses.........   560           609           562
Corporate expenses(2).......................   (35)          (38)          (32)
                                              -----         -----         -----
Total.......................................   525           571           530
                                              =====         =====         =====


(1) EBITA represents net income before interest expense, exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests. EBITA is a line item from our French GAAP financial statements, similar to operating income.
(2)  Refers to corporate holding company level overhead expenses.
(3) Refer to "Item 5-Operating and Financial Review and Prospects", and notes 1 and 5.5 to the Consolidated Financial Statements for further information on the restatement.


Strategy

     Since our founding in 1966, our ambition has been to satisfy the expectations of clients, employees and shareholders alike. Accordingly, we have focused on a growth strategy to meet and match each of these expectations. Further, our vision is to improve the quality of daily life. In pursuing this vision, we have focused on the following key priorities:

     Organic growth. Organic growth represents our preferred and most profitable growth alternative as the outsourced food and management services market in which we operate continues to expand rapidly. This expansion stems from the worldwide trend towards outsourcing of non-core functions, including food and management services, as enterprises increasingly make strategic decisions to focus on their core businesses and seek cost efficiencies. We seek to be in close proximity to our clients, thereby allowing us to anticipate and satisfy their needs promptly with service solutions tailored to their specific situation.

     We expect to find opportunities for organic growth by

o        segmenting and sub-segmenting our client base,

o expanding our food services offering beyond traditional food service sales points into vending, trolley and take-out sales points, directors' tables and executive dining, branded concepts, merchandising and other programs,

o expanding our offering beyond food services to "multiservice" solutions such as building management and maintenance, business support services and ancillary services to individuals,

o        continuing our expansion into the public sector, and

o strengthening our large multinational account capabilities as we build our organization throughout the world.

     To supplement organic growth, we may also from time to time, across our business segments, acquire and integrate low-capital intensive, cash-generative businesses.

     Develop synergies. We are able to provide and continue to develop more cost-effective services than local, regional and national participants as a result of our economies of scale, our broader range of services and our national and international coverage of large clients. These factors help us at all levels in the management of our purchasing and delivery logistics.

     By leveraging our size across many markets we also

o increase the exchange and transfer within our organization of "best practices" pertaining to inventory and personnel management and quality control and delivery techniques, as well as leverage experience gained across the various client segments and markets throughout our operations,

o leverage our experience and brand through cross-segment teamwork between our Food and Management Services and our Service Vouchers and Cards businesses,

o are able to better coordinate labor scheduling practices and share training costs across markets, and

o streamline the use of ingredients we use and coordinate menu planning across closely-situated sites.

     Invest in our people. We are strongly committed to the development and promotion of our staff and invest in our human capital. The human resources department has prepared plans and programs to detect, prepare, train and globalize tomorrow's executive teams. It is supported in this role by the Sodexho Management Institute, our internal management training program, which currently has capacity for 500 executives a year.

     Diversity is a business imperative and responsibility grounded in our values of service, progress and teamwork. By valuing and managing workforce and supplier diversity, we endeavor to leverage the skills and abilities of all employees and suppliers in order to increase employee, client and customer satisfaction.

     Focus on cash flow. We seek to minimize working capital requirements and maximize free cash flow. To this end, we implement measures to control internal capital spending, set targets for lower client credit, manage inventories and link bonuses for executives and management teams to the achievement of clearly stated targets at all levels of our organization.

     Reinforce controls and risk management. Reporting on controls and risk management to the Audit Committee of our Board of Directors, Group management continues to reinforce our internal controls, including the intensity and frequency of internal audits. We are in the process of reinforcing our central audit function, which reports to our Chairman and Chief Executive Officer. Our internal procedures, delegation and contract review policies are being evaluated and updated. A summary of risks and financial commitments has been presented to the Audit Committee.

     Further, in October 2002, a disclosure committee was formed to evaluate our disclosure controls and to review annual and semi-annual reports, financial press releases, our Annual Report on Form 20-F, and other information presented to shareholders. As a consequence, existing disclosure procedures and controls will be evaluated and updated as appropriate.

     Encourage communication and transparency. We have made, and will continue to make, significant investments in our information technology systems because we believe that menu planning and the accurate measurement and reporting of client and consumer activity, as well as inventory, labor and performance reporting, are central to our continued success. We are developing a global intranet aimed at facilitating the exchange of best practices, ideas and procedures throughout the entire network of our operations. Through our technology infrastructure, we intend to continue to provide our unit managers tools that help them manage operations efficiently, thereby enhancing the value for our clients of the services we provide.

Food and Management Services

   Overview

     We are a global food and management services contractor. In the fiscal year ended August 31, 2002, our revenues in this activity were approximately EUR 11.6 billion. In fiscal 2002, we operated through approximately 23,600 individual outlets in 74 countries. None of our clients generates more than 1% of our total revenues.

     To serve our clients and increase revenues, we pursue a market segmentation strategy based on client needs. The industry markets in which we operate are Business and Industry (which includes both corporate clients and government entities), Healthcare and Education. Within each of these three industry markets, we have identified sub-segments which permit us to target and address client requirements promptly and efficiently.

     Business and Industry. The Business and Industry market accounted for EUR 5.5 billion of our Food and Management Services activity revenues in fiscal 2002, delivered at over 13,100 sites, representing 47.2% of our total Food and Management Services activity revenues. Traditionally, this market has been comprised of corporate customers, whom we provide with food services as well as vending, reception, mailroom, cleaning and facilities maintenance. Over the last 35 years, we have expanded the range and depth of our services and clients to include

     o providing food and management services to government agencies and other public clients, such as the defense sectors in the United States, the United Kingdom and Australia;

     o providing food service at prestige occasions, which include some of the world's most prominent tourist, sports and recreational events like the Royal Ascot horse races, the British Open Golf Tournament, the Tour de France, the Davis Cup and the 2000 Summer Olympic Games in Sydney, Australia;

     o providing a full range of executive dining services and the management of conference centers and private clubs for our corporate clients; and

     o providing food service and custodial services, maintenance, transportation, professional training, and rehabilitation services to correctional facilities in many locations outside of North America.

     Healthcare.  For fiscal 2002, revenues in the Healthcare market totaled
EUR 3.0 billion at over 5,000 sites, representing 26.3% of our total Food and Management Services activity revenues. In this market, we provide catering services, vending, meal delivery, patient transport, room upkeep, cleaning, groundskeeping, laundry and maintenance services, to hospitals, clinics, nursing homes, retirement and care centers around the world. In order to better address our clients' needs, we have sub-segmented the Healthcare market into long-term care facilities, primarily for seniors, and acute care facilities, catering primarily to hospitals and outpatient clinics. Historically, a larger proportion of our business has come from the acute care facilities, but restructuring in the healthcare industry in recent years has resulted in fewer hospitals as well as in shorter patient stays, leading the short-stay market to contract by approximately one percent each year. By contrast, shifting trends in caring for the elderly have led the long-stay market to expand by approximately 1.5% each year. The Healthcare market has traditionally been more insulated from economic downturns than the Business and Industry market, lending stability to our revenue base.

     Education.  In fiscal 2002, revenues in the Education market totaled
EUR 3.1 billion at over 3,300 sites, representing 26.6% of our total Food and Management Services activity revenues. This portion of our business provides food and management services to educational institutions ranging from nursery schools to universities. Clients choose us to design, manage and equip their food service facilities and to provide a wide range of incidental services. Besides food, we offer vending, laundry, maintenance, groundskeeping, environmental services, day care, mealtime supervision and hospitality services. Like the Healthcare market, the Education market is relatively unresponsive to changing economic conditions and thus contributes to reducing volatility in our revenues.

   Services Mix

     Most of our revenues are generated from food services, but our revenues in the Food and Management Services activity increasingly arise from providing ancillary support services to our clients, which, together with food service, we refer to as "multiservices." The multiservices market is underpenetrated; we estimate the not-yet-outsourced portion to be EUR 380 billion annually worldwide. We expect that the proportion of non-food services we provide will increase relative to our food services in the future.

     Food Services. The food services industry is broadly divided among the areas of contract catering, concessions, vending and restaurants. The food services we provide can generally be described as contract catering - that is, the preparation and provision of meals to third parties on behalf of a client, usually on the premises of the client in cafeterias or other on-site facilities. The third parties to whom we supply our food services tend to be either employees of our clients' or consumers of other services provided by our clients. Corporate clients request food services for their staff employees and executives, hospitals do so for their patients and visitors, retirement communities for their residents, and schools for their students.

     Capital requirements in this business are minimal because of

     o low capital expenditures, as operations are generally conducted at client sites;

     o   low fixed costs; and

     o predictable cash flow from client and customer payments, which reduces working capital needs.

     For certain clients, such as primary and secondary schools in France, we use central kitchen areas financed or owned by our clients where we prepare foods for delivery to client sites. We then arrange for delivery of these prepared foods to locations where either our employees or, depending on the contract arrangement, workers hired by the client serve the food to its ultimate consumers. In the majority of cases, however, we prepare and serve the food on-site.

     Within this core business, we also provide advice and technical support with respect to the design and installation of food service facilities and the training of catering and other service personnel. Innovation in this activity is crucial to meeting demand and enhancing our client base. We have, for instance, expanded our core food service business from basic on-site food preparation and service to event catering, take-out, office delivery, off-site meal delivery, and vending. New vending concepts allow teams working during non-business hours to get hot meals at any time during the day or night at a reasonable cost. Small companies without cafeteria facilities can have meals delivered to them on-site or have vending machines installed.

     Our ability to attract and retain clients depends not only on the cost, quality and efficiency of our service but also on our ability to gauge and address the preferences of the consumers for the food we serve. Consequently, we see the design, tailoring and innovation of our menu options as a key aspect of the services we provide. In the Education market, we have profiled and analyzed different age groups through parent and child interviews, independent market studies and other methods in order to develop optimal food service packages for students. In connection with our long-term healthcare business, we have designed a broader range of purpose-designed services to meet the needs of an ever-growing number of seniors based on an international profile of seniors and their lifestyles we developed, the first of its kind in our industry. In the Business and Industry market, we have adapted the practices of food stations and theme menus to the particular needs of our clients and their employees using our customer profiling system, Conviv'styles.

     Multiservices. Recognizing significant value added to our clients in service areas that are not directly related to food is a focus area of our growth strategy. We believe that providing these additional services is key to our expansion. As consumers' needs become more sophisticated, clients will continue to seek service contractors who are able to provide solutions for all of their non-core food and management services on a quality, efficient, cost-effective basis. The ancillary services we provide are complementary to our food services and fall into three main categories.

     o People services, which are tailored to end-users and provided on the client's premises. These include our retail food services as well as dry cleaning, newsstands, leisure services and the on-site management of health club facilities.

     o Business support services, which add value to our clients through the management of peripheral activities. Reception, mailroom, switchboard, groundskeeping, housekeeping, custodial and janitorial services, security and surveillance, transportation and day care are among the tasks which we perform to ensure the smooth operation of our clients' businesses.

     o Building management and maintenance services, which comprise the technical maintenance operations required to deliver electricity, water, gas and other utilities to the various areas on a particular site. In France, for example, our subsidiary Altys provides building services to large client accounts such as Cisco in Belgium and Germany.

     A multiservice approach is especially important in the Healthcare market, where pressure on cost structures combined with greater life expectancy and increasingly sophisticated medical technologies has led clients to seek to reduce the cost of services that are not an integral part of their business. We estimate the outsourcing potential for multiservice to be two and one-half times greater than that for food services. We believe this potential reflects not only low independent contractor penetration but also an increasing trend towards clients seeking a single-source solution for their facilities and on-site needs.

   The Market for Outsourced Food and Management Services

     We estimate that approximately two-thirds of food management services worldwide currently remain self-operated, and an even greater proportion of other ancillary services is not outsourced. We believe that over the past ten years, the portion of outsourced Food and Management services has increased steadily and we further believe that this trend will be reinforced by the growing advantages of outsourcing peripheral activities in favor of large, experienced contractors capable of providing higher quality services at a lower cost. Specifically, outsourcing support functions allows potential clients to:

     o improve the quality and consistency of support services through professional management;

     o benefit from current, innovative trends in procurement and delivery of these services; and

     o improve cost effectiveness through the economies of scale and operational synergies.

     Outsourcing recently has grown particularly in the Education and Healthcare markets, where a large number of the services we provide had historically been provided by the government or other public institutions. Governments have found outsourcing to be a useful tool in attempting to reduce central expenses and budget deficits.

     Healthcare represents the largest potential market for food and management services with outsourcing rates still comparatively low. We estimate that roughly half of this market is in short-stay care centers (public and private hospitals) and half in long-term care facilities for the elderly and dependent. On average, we estimate that about one quarter of this market is currently outsourced, with short-stay facilities generally more likely to outsource than long-stay facilities by a ratio of almost two-to-one.

     We estimate that the Education market is about one-third outsourced, with about half of private sector institutions and about one-fourth of public institutions outsourcing food service. Much of the opportunity for outsourcing in the Education market is concentrated in ten countries. The campus dining marketplace, principally colleges and universities, continues to shift from residential board plans to more retail-oriented operations driven by the growing proportion of non-resident day and evening students on campuses, the changing taste and service preferences of young consumers, and colleges' and universities' desire to provide their students with greater flexibility. Traditional cafeterias are being replaced by food courts and similar retail operations providing greater variety of food selection. We believe that these trends, coupled with cost pressures, lead public and private institutions to consider outsourcing. Over the past three years, outsourcing in the Education market has increased steadily.

     There are significant growth opportunities also in the Business and Industry market, especially in public sectors such as defense in developed countries and across all sectors in emerging markets. The market for multi-service national providers (food and facilities) is growing as large corporations are moving toward outsourcing all of their non-core services on a multisite and multiservice basis. We estimate that only about half of such services are outsourced on average, but substantial differences exist from one country to another.

   Contracts

     We use three broad contract types in our Food and Management Services activity: profit and loss contracts, profit sharing contracts and management fee contracts. The primary distinguishing feature of each contract type is the amount of financial risk we bear and, conversely, our profit or loss potential. Many of our contracts contain characteristics of more than one type of contract. Our revenues under each type of contract may vary substantially depending upon such factors as the type of client facility involved, whether hourly workers are employed by us or by our client, the services requested and the amount of capital, if any, invested by us.

     In profit and loss contracts, we generally receive all revenue derived from and bear all expenses incurred in providing our services. Expenses under profit and loss contracts generally include labor and food costs, but they can also include commissions paid to the client, typically calculated as a percentage of revenues made on the client's premises. In some cases, we may agree to pay minimum guaranteed commissions to our clients. We may also receive client subsidies to cover our fixed operating costs. Profit and loss contracts are generally indexed for inflation, although our ability to change prices in response to significant variations in cost may be limited. We believe that the existence of a captive on-site customer group, the relative ease of determining sales volumes and operating margins and our broad institutional client base, however, limits and diversifies our risk on these contracts.

     In management fee contracts, we receive a fee, which is generally fixed, and we are reimbursed for the operational and administrative expenses we incur. These contracts have varying terms and may in some instances provide for the client to purchase food and labor directly or for us to make such purchases and re-invoice the costs to the client. In either case, our profit potential and risk of loss are generally fixed.

     Profit sharing contracts include elements of both of the foregoing contract types insofar as they provide for us and our client to share a set percentage of any profits earned from providing our services. Like profit and loss contracts, these contracts incentivize us to lower costs and improve operating margins. In some cases, we are not responsible for covering our expenses if we do not generate a profit; in other cases, we must share the risk of operating losses with our client.

     In the Business and Industry market, a reduction in client subsidies combined with pressure on costs has resulted in a move from management fee to profit and loss contracts. In the Healthcare market, industry trends, especially in the United States, away from fee-for-service payments and towards a managed care environment has shifted the risk and burden of cost control from insurance providers to the health care institutions themselves, forcing them to focus not only on the cost component of clinical care but also on the cost of all services, including food and facilities management. These cost pressures are driving the trend toward consolidation of healthcare institutions and fixed-cost (profit and loss) contracts for hospital services. Many contracts with healthcare clients condition a portion of our compensation on financial performance objectives as well as patient satisfaction, as measured by third parties.

     The length of contracts that we enter into with clients varies. The majority of our services are provided under contracts of indefinite term, which are generally subject to termination on three months' notice by either party without cause. Certain client contracts, such as those with universities, hospitals and event catering, which require capital investments on our part, tend to have fixed terms, generally between three and ten years. When we enter into these contracts, we may negotiate a capital investment to help finance facility construction or renovation. Contractually required investments typically take the form of an investment in leasehold improvements and food service equipment. At the end of the contract term or its earlier termination, assets such as equipment and leasehold improvements typically become the property of the client, but generally the client must reimburse us for any undepreciated or unamortized capital expenditures.

     Food and Management Services contracts are generally obtained and renewed either through a competitive process or on a negotiated basis. We selectively bid on contracts to provide services at facilities within the private and public sectors with contracts in the public sector frequently being awarded on a competitive bid basis under the requirements of applicable law. Contracts for food services with school districts and other public clients are typically awarded through a formal bid process.

   Competition

     We face significant competition in the Food and Management Services business from local, regional, national and international outsourced service providers, as well as from businesses, healthcare and educational institutions, and government agencies and institutions that choose to operate their own services following the expiration or termination of contracts with us or with our competitors. We compete on the basis of both price and quality of service and product, although in some cases, generally involving large multinational companies or the government sector, clients put a greater emphasis on price.
Our mission is to improve the quality of daily life, and hence create value for our clients, and our strategy is to avoid the commoditization of our service offering. Accordingly, we may lose some business to competitors on the basis of price.

     Within the outsourced portion of the global market there is a high level of fragmentation. Only the top two companies, we and Compass (headquartered in the United Kingdom), can be considered truly global enterprises. The next two largest contract caterers, Aramark (headquartered in the United States) and Elior (headquartered in France), are pursuing expansion outside of their home countries through acquisitions, but they still remain largely focused on their domestic or continental markets, with less than 40% of their revenues coming from overseas operations in each case (40% for Elior).

     The following table shows the ranking of the three leading contract caterers, in terms of revenues, in different market segments, as of August 2002.

                 Business &
                 Industry          Education         Healthcare        Total
No. 1..........  Compass           Sodexho           Sodexho           Sodexho
No. 2..........  Sodexho           Aramark           Compass           Compass
No. 3..........  Aramark           Compass           Aramark           Aramark


   Source: Broker reports, GIRA

     On a national scale, competition levels vary significantly, though concentration is generally higher than on the global stage. High concentration levels are found in some countries such as France, where we, Compass and Elior have over 75% of the outsourced market, and the Netherlands, where we, Compass and Albron, a national provider, have approximately 77%. By contrast, more fragmented environments tend to exist in some of the other countries in which we operate.

     While the markets in which we operate continue to be highly fragmented, in recent years the contract food service industry has experienced consolidation and multinational expansion. Drivers for consolidation come from both the client and supplier side. A larger entity with international coverage is able to tender for the larger contracts and can negotiate better terms from its suppliers. In addition, larger companies can obtain economies of scale and implement best practices across sites. As a result of these benefits of scale, consolidation in the industry has been accelerating, both in terms of the number and size of deals, with the most recent significant examples being the acquisition of Servicemaster by Aramark in 2001 and the merger between Compass and Granada in the United Kingdom which was completed in 2000.

Remote Sites

     Our Remote Sites activity provides customized services similar to those provided by our Food and Management Services activity to remotely located facilities on land and offshore. As of the end of fiscal 2002, this business operated in nearly 1,100 sites around the world and generated revenues of EUR 590 million. Our primary clients in this activity are oil and gas, construction and mining businesses, to which we offer a wide range of food, hotel, cleaning, technical maintenance, security, groundskeeping, medical surveillance and leisure services, as well as the management of on-site clubs and retail outlets. Clients in the oil and gas industry currently represent approximately two-thirds of our business. This business tends to be cyclical, depending upon the price of oil and gas, which drives exploration efforts, and the extent of economic growth, which drives the construction market. Our contracts in this activity are substantially similar to those in our Food and Management Services activity.

     Traditional clients in oil and gas, mining, construction and public works have long outsourced support services. Today, their strategy is to consolidate these services. In a commitment to increasing efficiency and reducing costs, they are cutting back on the number of service providers and expanding the range of services they outsource. We estimate the worldwide remote services market, which spans five continents, to be approximately EUR 10 billion per year, and our only global competitor currently is Compass. We will continue to focus on providing a full range of services in client segments such as oil and gas, construction and engineering, and mining. We anticipate that new opportunities will develop for service providers as prices for raw materials stabilize and the depletion of natural reserves in some countries leads to prospecting in new onshore and offshore areas. The business is worldwide and we follow current and potential clients to provide support services around the globe.

Service Vouchers and Cards

     In our Service Vouchers and Card activity, we have operations in 11 countries, mainly in Europe and Latin America, and our vouchers are used by nearly 11 million people. As of the end of fiscal 2002, this activity issued over 1.48 billion vouchers on behalf of more than 257,000 clients and generated revenues of EUR 279 million. Our vouchers were accepted at over 736,100 locations and the total nominal value, which is not included in our revenues, of vouchers issued in fiscal 2000, 2001 and 2002 was EUR 4.2 billion, EUR 5.1 billion and EUR 5.9 billion, respectively. This business generates negative working capital and requires only a modest level of capital investment.

     Our Service Vouchers and Cards business, which focused originally on managing employee fringe benefits for companies, has expanded into controlling and managing welfare benefits allocated by federal authorities and local communities. The business currently comprises five product families used to pay for a wide range of social and fringe benefits, including healthcare and household bills, and to purchase everything from gas and groceries to clothes and medications. Our suite of products is split into five families: daily life, incentive, residence, mobility and assistance. Our clients are generally commercial enterprises and community and governmental entities. Revenues from service vouchers and cards activities include the commissions paid by our customers who buy the service vouchers and cards from us and commissions from our affiliated retail outlets where the service vouchers and cards are redeemed. Customer commission revenues are recorded at the time of issuance of the service voucher or card. Affiliate commission revenues are recorded at the time of redemption. Revenues also include interest income from the investment of proceeds from the time of sale of the vouchers to our customers until the time of their redemption, when we must repay our affiliates, generally a two-month period. Service vouchers are used by businesses of all sizes, primarily in large urban centers, and they frequently carry tax or labor law benefits.

     To meet new needs and enhance quality, we are constantly expanding our range of services through research and development in card technology, data processing, security and control systems. In fiscal 2000 and 2001, new order processing software was rolled out, and custom-designed affiliation programs were introduced. Express voucher delivery and personalized voucher pick-up from restaurants both significantly contributed to the efficient handling of nearly one billion issued vouchers. We are also developing card technology in Europe and Latin America to offer an advanced solution to client businesses and government agencies which require a more secure, comprehensive alternative to vouchers. Smart cards are currently being tested for use by restaurants in Italy and China.

     The current market for service vouchers and cards is estimated at more than EUR 15 billion worldwide, but we estimate that the potential market for existing products in countries where we are already present totals more than EUR 30 billion, making it our fastest-growing activity. Between 2000 and 2001, organic growth in this activity exceeded 20%, and organic growth between 2001 and 2002 approached 20%. We are the second-largest service vouchers and cards business in the world, based on annual revenues. We have only one significant global competitor, Accor. Significant drivers in the industry include product development, geographical expansion, name recognition (branding) and the synergy effects of building large networks of affiliates. Our current objectives in this activity are to (i) consolidate our number two position by offering the best perceived quality services in the market; (ii)enhance our capabilities in new technologies, with a focus on smart card technology; and (iii) innovate and develop new products and services to capture a greater share of the market.

River and Harbor Cruises

     Our River and Harbor Cruises business operates with 39 boats and generated revenues of EUR 95 million in fiscal 2002.

     We have selectively built an international presence as a premier boat operator in France, the United States and the United Kingdom, rendering us the largest operator of river and harbor cruises in the world, based on annual revenues. We offer day-time harbor cruises and dinner cruises in Paris, London and New York, together with theme cruises in seven other harbors in the United States (through our subsidiary, Spirit Cruises), accommodating millions of passengers. This activity is more capital intensive than the remainder of our businesses, and our development of these activities will be selective, leveraging our current expertise in total management of attractions and optimizing the potential of our river fleet.

Raw Materials

     Raw materials essential to the operation of our business are obtained principally through local and national food distributors in each of the jurisdictions in which we operate. As such, we are subject to fluctuating food prices and availability, both of which can vary by location. Furthermore, because of the relatively short storage life of inventories, especially produce, limited storage facilities at customer locations and our client requirements for freshness, a minimum amount of inventory is maintained at customer locations at any given time. All materials and services that we purchase are available from more than one supplier, and we believe that the loss of any supplier would not have a material impact on our business.

     Since our inception in 1966, we have been highly proactive in addressing food safety and health concerns. For example, in November 1999, we formed a Food Safety Committee in France to anticipate and manage food safety risk. Comprising four prominent professors and medical doctors specialized in nutrition and food safety, this committee is supported by the technical resources of the Institut Pasteur de Lille, a Sodexho partner for more than 20 years, and the French Food Safety Agency. Similar food safety programs are continuously being developed and extended across Europe and in other countries. End-to-end traceability has been introduced in all of the procurement channels, whether for meat or other products.

Seasonality

     Although revenues of our business as a whole do not tend to fluctuate significantly by season, certain market segments have been characterized historically by seasonal fluctuations in overall demand for services, notably the Education market of our Food and Management Services business and our River and Harbor Cruises operations. In the Education market, revenues and operating performance depends on the school, college and university calendar in each country, with low activity levels during the long vacation periods, principally in our fiscal fourth quarter. Our River and Harbor Cruises operations generally benefit from increased tourism levels in the fourth quarter and may be reduced to restricted operating levels in our fiscal second and third quarters as a result of inclement weather.

Regulation

     The following description of the regulations to which we are subject does not purport to be complete and is qualified by reference to the relevant provisions of applicable law in the jurisdictions in which we operate.

     We are subject to various governmental regulations throughout the world in the course of our operations. These regulations govern such matters as employment, including wages; environmental protection; human health and safety; and the bidding for and performance of contracts with governmental entities.
To ensure compliance with these regulations, our facilities and products are subject to periodic inspection by authorities at a local and national level in many jurisdictions in which we operate.

     The most significant of the regulations which apply to our business relate to the handling, preparation and serving of food, and impose standards for food temperature, kitchen cleanliness and employee hygiene, among other things. In addition, certain of our operations are subject to licensing requirements with respect to serving alcoholic beverages, including restrictions on individuals to whom alcoholic beverages may be served. Various state agencies and governmental entities have also imposed nutritional guidelines and other requirements on us at some of the education and corrections facilities we serve.

     Many of our subsidiaries, especially those in countries which are members of the European Union, must comply with employment regulations designed to protect hourly, part-time and full-time employees. These regulations govern working hours, wages, unfair dismissal and discrimination. Furthermore, pursuant to European Union regulation and subject to certain limitations and exceptions, in the event we are assigned a contract for food service at a site within the European Union from another contractor or from a client, we are required to hire all workers who were employed at that site and were on the previous employer's payroll to provide food services.

     We have installed various internal controls and procedures designed to maintain a high level of compliance with these regulations, but we cannot assure you that we are in full compliance at all times with all applicable laws and regulations. The cost of our compliance programs is not material, but it is subject to additions to or changes in legislation, changes in regulatory implementation, and changes in the interpretation of applicable regulations.
If we fail to comply with applicable laws in any jurisdiction in which we operate, we could be subject to civil remedies, including fines and injunctions, as well as potential criminal sanctions.

Marketing

     In those countries in which we have significant operations, our sales teams are focused on developing particular client sectors by identifying and pursuing potential new business opportunities, analyzing and evaluating such opportunities together with our operational and financial management and developing specific contract proposals. In addition to our professionals dedicated exclusively to sales efforts, our food and support field management shares responsibility for identifying and pursuing new sales opportunities, both with the clients for which they are directly responsible and for potential clients in their geographic area of responsibility. In addition, in several of our major operating territories we also have dedicated sales retention teams. Our sales retention teams participate directly with our operational management teams in client retention, including conducting client satisfaction surveys and the review and implementation of account management procedures. We estimate that approximately 760 people are involved in sales, sales support and marketing, of which approximately 40% are located in North America.

     Our marketing efforts are directed both toward increasing our business with existing clients as well as obtaining business from new clients. We regularly develop and offer innovations in products and services for our clients that allow us to grow revenues at existing locations while enhancing value provided to those clients and improving service quality to their customers or employees by tailoring new offerings to their needs. We have a specific process in each country to promote and subsequently implement innovations on a broad scale.

C.       Organizational Structure

     As of August 31, 2002, we had 235 subsidiaries in 74 countries. Our operations are managed locally through these subsidiaries, although our central management is at the level of Sodexho Alliance, SA. For a complete list of our subsidiaries and a description of our interests in them, please see note 4 to our Consolidated Financial Statements.

D.       Property, Plant and Equipment

     Our principal property and equipment consists of our service equipment and fixtures, computer and office equipment, delivery vehicles and cruise vessels.

     Our service equipment and fixtures include vending, commissary, janitorial, maintenance and laundry equipment used primarily in the Food and Management Services activity. The vehicles comprise automobiles and delivery trucks used in the Food and Management Services and Remote Site Services activities and cruise vessels used in the operation of the River and Harbor Cruises activity. The service equipment and fixtures, computer and office equipment, delivery and other vehicles and cruise vessels had an aggregate net book value as of August 31, 2002 of EUR 208 million.

     Our real estate is comprised primarily of office space in several countries, notably France, the United Kingdom and the United States, and had an aggregate net book value of approximately EUR 101 million as of August 31, 2002. No individual parcel of real estate we own is of material significance to our total assets.

     In certain circumstances, we lease office space, computer software and other equipment (primarily kitchen equipment). A discussion of our capital lease policy can be found in note 1 to our Consolidated Financial Statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The selected consolidated financial data as of and for the years ended August 31, 2000, 2001 and 2002 have been derived from and should be read in conjunction with the consolidated financial statements of Sodexho Alliance included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of and for the years ended August 31, 1998 and 1999 have been derived from consolidated financial statements that are not included in this Annual Report on Form 20-F. Our consolidated financial statements for each of the years ended August 31, 2000, 2001 and 2002 were audited by Befec-Price Waterhouse, member of PricewaterhouseCoopers.

      In order to comply with the requirements of the United States Securities and Exchange Commission, the Group restated the financial statements presented herein as of August 31, 2001 and for each of the fiscal years ended
August 31, 2001 and 2000 (included elsewhere in this annual report) as described
below.   In addition, we also restated certain summary financial data as of
August 31, 2000 and 1999 and for the fiscal year ended August 31, 1999
(included elsewhere in "Item 5-Operating and Financial Review and Prospects"). The restatements relate to revenue recognition and accounts receivable in our grounds maintenance subsidiary located in the United Kingdom. Pursuant to an internal audit, we discovered in fiscal 2002 certain anomalies in accounts receivable in this subsidiary, which led to the improper recognition of EUR 32 million of revenues during the period 1999 through February 2002. This subsidiary, whose sole activity is grounds maintenance, represents less than 0.5% of our consolidated revenues in each of the years in question. In fiscal 1999 and continuing through the first half of fiscal 2002, detailed record-keeping and documentation contractually required by certain of the subsidiary's public authority clients were not maintained for orders related to existing contracts. As a result, the work performed under the contracts was neither properly documented nor billed to the clients and, accordingly, the EUR 32 million is not collectible. In addition, bookkeeping entries were posted during the periods fiscal 1999 through fiscal 2002 which had the effect of transferring "accounts receivable" to and from other current asset accounts in an effort to elude detection by regional and Group management.

      Upon further investigation by internal audit, the errors were found to be isolated to this subsidiary and the persons determined to be responsible for these bookkeeping entries and record-keeping were terminated. These persons did not have any record keeping responsibilities for any other operations of the Group. The subsidiary's policies and procedures applied in the processing of transactions that flow through the accounting system in order to prevent, or promptly detect, misstatements in revenue, have since been reviewed and controls have been reinforced. We have not experienced any loss of contracts or business that would be significant to the consolidated results of operations as a consequence of this situation.

      Under the requirements of the SEC, prior year financial statements are restated to reduce revenue in the period the overstatement occurred. Under accounting principles generally accepted in France (Avis CNC No. 97-06) prior periods are not permitted to be retroactively restated, and the overstatement of revenue has been recorded as an exceptional expense when discovered in the year ended August 31, 2002. The overstatement of revenue amounted to EUR 32 million (EUR 22 million after income taxes). Under French GAAP, this amount would be recorded as an exceptional expense in the year ended August 31, 2002. Of the total EUR 32 million, EUR 29 million (EUR 19 million after taxes) relates to periods prior to fiscal 2002 and is being restated (EUR 15 million, EUR 9 million and EUR 5 million, respectively, related to fiscal 2001, fiscal 2000 and fiscal 1999) to comply with the requirements of the SEC. The impact of the restatement on the balance sheet is to reduce accounts receivable and other current assets as of August 31, 2001.

     As discussed in notes 1 and 5.5 of the Consolidated Financial Statements, our financial statements presented herein have been restated accordingly.

     Our consolidated financial statements have been prepared in accordance with French generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP. Note 5 to our consolidated financial statements describes the principal differences between French GAAP and U.S. GAAP, as they relate to us, and reconciles our net income and shareholders' equity to U.S. GAAP as of August 31, 2002, 2001 and 2000, and for the fiscal years then ended.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of financial statements in compliance with relevant French law and in conformity with accounting principles generally accepted in the United States of America, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities, including judgments related to the selection of appropriate accounting policies as well as the appropriate application of those policies. Actual results could differ from those estimates. Our significant accounting policies are described in the notes to the consolidated financial statements included in this Annual Report on Form 20-F. However, we have identified a number of those accounting policies and estimates which we believe are the most significant to our business operations and to an understanding of our financial statements and related footnotes.

 Revenue Recognition

     Our revenue recognition policies are the same for both French and U.S.GAAP.

     In the food and management services, remote site, and river and harbor cruise activities, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients.

     Revenues for service voucher activities include commissions received from customers, which are recorded upon issuance of the vouchers to the customers; commissions received from affiliates, which are recorded upon redemption of the vouchers by the affiliates; and interest income realized on the nominal value of the vouchers during the period from their issuance through redemption (generally, one to three months).


Business Combinations and Impairment of Intangible Assets and Goodwill

     Accounting policies for business combinations and impairment of intangible assets and goodwill differ between French and U.S.GAAP.

     Under French GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life. Where we have established a strong presence in a geographic market through an acquisition, an additional intangible asset, market share, is recorded in the allocation of purchase price (within intangible assets in our consolidated balance sheet). Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries as compared to unrelated recent transactions in the marketplace and is reviewed annually for diminution in value. Initial allocations to market share require management to exercise judgment in the choice of unrelated recent transactions in the marketplace. If management believes there has been a significant diminution in the market share value for more than two consecutive years, as determined based on actual results of the applicable subsidiary as compared to the original calculation, it is written down by the amount of the diminution in value. Market share intangibles are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market share intangibles.

     Under French GAAP, intangible assets (other than market share) and goodwill are written down to estimated net realizable value when negative conditions are identified. Impairment is determined based on an estimation of value and future benefits of the intangible assets. Should this determination indicate than an intangible asset or goodwill is impaired, the related amortization period is revised or a write-down is recognized. Impairment for market share intangible assets is recognized as a diminution in value in accordance with the policy described above.

     Under U.S. GAAP, all of our business combinations are accounted for as purchases. In accordance with SFAS No. 141, "Business Combinations" (APB 16, "Business Combinations," for transactions consummated prior to June 30, 2001), the cost of an acquired company was assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, assembled workforce (for transactions consummated prior to June 30, 2001 only), and software intangible assets have been identified with respect to our acquisitions. As such, for U.S. GAAP purposes, a portion of the amount allocated to market share and goodwill under French GAAP is allocated to these identified intangible assets. The remaining excess of the cost of the acquired company over the fair value of the net assets acquired is recorded as goodwill. The allocation of purchase price to intangible assets other than goodwill requires management to make estimates with respect to the fair value of those intangible assets, which fair value is largely dependent on assumptions utilized in the valuation methodology, including estimates of future cash flows and appropriate discount rates. A deferred tax liability is recorded with respect to all intangible assets except goodwill, and the amount assigned to goodwill is increased by an amount equal to the deferred tax liability recorded, if any.

     For U.S. GAAP purposes, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which required us to reclassify (into goodwill) the carrying value of assembled workforce intangibles and those customer relationship intangibles which did not meet the criteria of SFAS 141 for recognition apart from goodwill. Intangible assets representing assembled workforce and certain customer relationship intangibles, totaling EUR 138 million and EUR 17 million, respectively, were reclassified from intangible assets to goodwill as of the date of adoption of SFAS 142 which, for the Group, was September 1, 2001. Related deferred tax liabilities totaling EUR 55 million were also reclassified to goodwill. None of the identifiable intangible assets recognized apart from goodwill were considered to have indefinite lives. In connection with the transitional goodwill impairment evaluation required by SFAS 142, we determined that there was no impairment and, accordingly, no transitional impairment loss was recorded in the fiscal 2002 U.S. GAAP income statement. The transitional goodwill evaluation required management to make assumptions with respect to the identification of its reporting units. In addition, it required management to make certain assumptions and estimates, including estimates of future cash flows and appropriate discount rates, in order to determine the fair value of the reporting units so identified. Upon adoption of SFAS 142, we ceased amortizing goodwill (including that portion of goodwill which was generated by the reclassification of assembled workforce and certain customer relationship intangibles as of September 1, 2001). All other intangible assets, including customer contracts, trademarks and software, are amortized over their estimated useful lives.

     SFAS 142 also requires us to evaluate our goodwill (and identifiable intangible assets with indefinite lives, if any) for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred. Similar to the transitional impairment evaluation, this evaluation requires management to make assumptions with respect to the identification of its reporting units as well as the determination of the fair value of the reporting units so identified.

     SFAS 144 (SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" through fiscal 2003) requires that we review our identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not
be recoverable (a "triggering event").   The review for recoverability requires
us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized, which is measured based on the fair value of the asset. Management is required to exercise judgment in the determination of whether a triggering event has occurred as well as in the development of the assumptions used to estimate future cash flows and determine fair value, as needed.



Provisions for contingencies and losses

     Under French GAAP, provisions for contingencies and losses may be recognized when there is a possibility of loss and prudence is an important, although not the only, consideration. In general, provisions for risks and charges represents liabilities which have not been settled, or for which the settlement amount or other pertinent information is unknown, as of the balance sheet date. Such amounts are reflected as charges in the income statement in the period in which they are provisioned.

     Under U.S. GAAP, provisions for contingencies and losses (liabilities) are recognized for specific existing risks when the related loss is both probable and estimable and, in certain specific situations such as business combinations and restructurings, when certain additional criteria are met. If a loss is determined to have been incurred and management is able to reasonably estimate the amount of the loss, an amount must be accrued for the loss. Where the amount of the probable loss is determined within a range of possible outcomes and no single amount within the range is considered to be a better estimate than any other amount within the range, that amount is accrued. However, when no amount within the range is considered to be a better estimate than any other amount, the minimum amount in the range is required to be accrued.

     Under both French and U.S. GAAP, the recording of provisions requires management to exercise significant judgment in determining the timing of recognition and amount of recorded provisions.

Actuarially-Determined Liabilities

     Included in other liabilities are liabilities established using actuarial methods, notably for pensions and postretirement benefits in some of our subsidiaries located in France and the United Kingdom. In French GAAP, there are no specific requirements pertaining to accounting for pension and post-retirement benefits. For subsidiaries located in France, the projected unit credit valuation method is used to evaluate the pension and post-retirement liabilities under French GAAP. In the United Kingdom, our pension plans are administered by a third-party insurance company. Under French GAAP, premiums paid to the insurance company are recorded as an expense in the period in which they are made. Under U.S. GAAP, pension and post-retirement benefits are accounted for using the methodologies prescribed by SFAS 87 and SFAS 106, respectively. Both the projected unit credit valuation method and the methodologies prescribed by SFAS 87 and SFAS 106, which are substantially similar, require the use of actuarial assumptions, including the discount rate, the rate of compensation increase and expected long-term rate of return on plan assets. These assumptions are determined by management and require management to exercise considerable judgment.

     Also included in other liabilities are liabilities for workers' compensation in the United States. These liabilities are estimated using actuarial methods for both French and U.S. GAAP based on assumptions made by management with respect to the expected development of known and incurred but not reported claims.


Derivative Financial Instruments

     Under French GAAP, our derivative financial instruments, which consist primarily of interest rate and cross-currency swap agreements on debt instruments, are considered to hedge the underlying debt. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the period end rates and the swapped rates is recorded as debt. Where the hedge is of a net investment in a foreign subsidiary, the resulting foreign currency translation difference is recorded in the currency translation adjustment account in shareholders equity.

     Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was effective for the Group September 1, 2000, requires all derivative instruments to be recorded on the balance sheet at their fair value. Changes in fair value are recorded currently in earnings unless the item is designated, qualifies, and is effective as a hedge. Fair value is defined as the amount that would be paid or received to terminate the derivative instrument at the balance sheet date. Changes in the fair value of derivatives designated as part of a hedge transaction are recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. For cash flow hedge transactions in which we are hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument is reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges is recognized in current period earnings. For certain derivative financial instruments, as permitted by SFAS 133 and as described below, we have elected not to prepare the documentation required by SFAS 133 in order to meet hedge accounting criteria. Had we met and appropriately documented the hedge accounting criteria required by the standard, reported earnings under U.S. GAAP might have been different in each of the periods presented.

     Under U.S. GAAP, we have accounted for all of our derivative financial instruments (other than those of Sodexho, Inc., as described below), which consist primarily of interest rate and cross-currency swap agreements, both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) to U.S. GAAP as of and for the years ended August 31, 2002, 2001 and 2000 for "Derivative financial instruments" is attributable entirely to derivative financial instruments accounted for at fair value. The fair value of our derivative financial instruments is generally obtained from third party financial institutions.

     Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2002 and 2001, and for the fiscal years then ended, these cash flow hedges were determined to be effective hedges and, accordingly, changes in their fair value are reflected in the statement of comprehensive income (recorded directly in shareholders' equity). As SFAS No. 133 was effective for the Group and for Sodexho, Inc. as of September 1, 2000, there are no adjustments to consolidated shareholders' equity or net income (loss) as of or for the year ended August 31, 2000.

Currency Translation

     For subsidiaries located in foreign countries, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. Exchange rates used are obtained from the Bourse de Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity, except with respect to countries considered highly inflationary (Turkey, Argentina, Venezuela), where this difference is included in net financial expense. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

                BALANCE SHEET AND INCOME STATEMENT DATA

     Our consolidated financial statements and the selected financial data presented below are reported in euro. For periods prior to January 1, 1999, our financial statements were prepared in French francs and translated into euro using the official fixed exchange rate of EUR 1.00 = FF6.55957, applicable since December 31, 1998 (see note 1 to our consolidated financial statements).

                                  As of and for the year ended August 31,
                               2002    2002   2001     2000      1999    1998
                            U.S. $(3)   EUR   EUR(4)     EUR      EUR     EUR
                                           Restated(5)Restated(5)Restated(5)
                            (in millions, except per-share amounts)
Income Statement Data
French GAAP amounts
Revenues.................... 12,398   12,609   11,928   10,496   9,027   6,262
Earnings before interest,
 exceptional items, income
 taxes, income from equity
 method investees, goodwill
 amortization and minority
 interests (EBITA)...........   516      525      571      530     448     293
Financial expense, net.......  (163)    (166)    (122)    (118)   (131)    (93)
Minority interests in net
 income of consolidated
 subsidiaries................   (13)     (13)     (67)     (69)    (56)     (4)
Net income...................   199      202      128       79     128      84
Earnings per share (basic)...  1.25     1.27     0.93     0.59    0.95    0.65
Earnings per share (diluted).  1.20     1.22     0.89     0.56    0.92    0.61
Dividends per share..........  0.60     0.61     0.56     0.56    0.45    0.34

U.S. GAAP amounts
Revenues.................... 12,407   12,618    7,557    5,648
Operating income............    397      404      153      195
Net income (loss)...........    134      136      (34)      24
Earnings (loss) per share
 (basic)....................   0.85     0.86    (0.25)    0.18
Earnings (loss) per share
 (diluted)..................   0.84     0.85    (0.25)    0.17

Balance Sheet Data

French GAAP amounts
Intangible assets, including
 acquisition goodwill........ 4,480    4,556    4,731    3,527   3,111   2,859
Tangible fixed assets,
 including non-working
 capital, financial
 investments and other assets   574      584      519      538     556     519
Working capital (1)......... (1,254)  (1,275)  (1,208)  (1,016)   (753)   (515)
Cash and cash equivalents (2) 1,285    1,307    1,213      897     758     584
Total assets................. 8,401    8,544    8,638    6,951   6,026   5,396
Total borrowings............. 2,648    2,693    2,781    2,009   2,047   1,949
Provisions for contingencies
 and losses..................    97       99       93      115     124     139
Minority interests...........    72       73      131      525     333     251
Total shareholders' equity... 2,358    2,398    2,386    1,402   1,276   1,177

 U.S. GAAP amounts
Total assets..................8,361    8,503    8,820    4,397
Total shareholders' equity....1,849    1,880    2,029    1,095


(1) Working capital is calculated as the net of an asset component (current assets, loans receivable and deposits and other and prepaid expenses less cash, cash equivalents and restricted cash) and a liability component (accounts payable, vouchers payable and other liabilities).
(2) Cash and cash equivalents includes restricted cash. See note 1 to our consolidated financial statements for an explanation of restricted cash.
(3) The consolidated financial statements are prepared and presented in euro. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the August 31, 2002 2 p.m. ECB time rate quoted by the European Central Bank of $1 = EUR 1.016984.
(4) See Note 1 to the consolidated financial statements for a discussion of the impact of changes in accounting principles.
(5) Refer to "Item 5-Operating and Financial Review and Prospects", and notes 1 and 5.5 to the Consolidated Financial Statements for further information on the restatement and note 1 to the consolidated financial statements for a discussion of the impact of changes in accounting principles.

A.       Operating Results

     The balance sheets of subsidiaries located outside of the euro zone that operate in a stable currency environment are translated into euro using exchange rates in effect at the balance sheet dates. Effective for fiscal 2000, the income statements of these subsidiaries are translated at average exchange rates for the period. Prior to fiscal 2000, the income statements of these subsidiaries were translated into euro using exchange rates in effect at the balance sheet dates. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet account as translated at beginning and end of period rates is recorded in shareholders' equity. Transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction and are included in the income statement.

     We have no significant operations in countries with highly inflationary economies.

     Subject to certain de minimis exceptions discussed below, entities managed by us, including entities in which we own at least 40% equity interest and are the single largest shareholder, are fully consolidated. Fully consolidated subsidiaries that have a year-end that is different from our year-end prepare balance sheets as at August 31 for consolidation purposes. In spite of fulfilling the foregoing conditions, subsidiaries with (i) annual revenues of less than EUR 2 million, (ii) annual profits or losses of less than EUR 0.1 million or (iii) net assets of less than EUR 2 million, are excluded from the consolidation. Entities not meeting any of the foregoing conditions, but over which we are able to exercise significant influence, are consolidated using the equity method of accounting.

Overview

     We divide our operations into four broad activities: Food and Management Services, Remote Sites, Service Vouchers and Cards, and River and Harbor Cruises. Food and Management Services is our most significant activity, and accounted for approximately 92% of our revenues and 81% of EBITA (before corporate expenses) for the fiscal year ended August 31, 2002. It consists of the supply of food and management services to companies, public agencies and institutions, hospitals, clinics, retirement homes, schools, colleges and universities. Over half of our fiscal 2002 revenues in this activity were generated by our North American subsidiary, Sodexho, Inc. (formerly SMS). Remote Sites services are provided worldwide to people working on land and offshore on oil rigs, major construction projects, mining facilities and forestry operations. The Remote Sites activity accounted for approximately 5% of our revenues and EBITA (before corporate expenses) in fiscal 2002. The Service Vouchers and Cards activity accounted for 2% of our revenues and 14% of EBITA (before corporate expenses) in fiscal 2002. The River and Harbor Cruises activity accounted for less than 1% of our revenues and EBITA (before corporate expenses) in fiscal 2002.

Fiscal Year Ended August 31, 2002 Compared with Fiscal Year Ended August 31,
2001

   Consolidated Overview of Revenues and EBITA

     Revenues for fiscal 2002 totaled EUR 12.6 billion, a 5.7% increase over fiscal 2001. This increase is net of a 2.5% decrease attributable to the unfavorable impact of foreign currency translation, principally arising on revenues denominated in U.S. dollars or reliant on the U.S. dollar exchange rate. The acquisitions of Wood Dining Services and Sogeres in the fourth quarter of fiscal 2001 contributed 6.2%. Organic growth of 2.0% reflected strength in the education and health care segments of the Food and Management Services activity in North America and in Continental Europe, offset by poor performance in the United Kingdom, where management problems surfaced during a year already made difficult by the continuing global economic recession. Excluding the United Kingdom, organic growth was 2.4%. The recession also continued to adversely affect the Business and Industry segment of our Food and Management Services activity, as well as River and Harbor Cruises. We expect our growth rate in fiscal 2003 to improve on a consolidated basis.

     EBITA decreased by 8.2% to EUR 524 million in fiscal 2002. Despite the higher sales, EBITA growth was hampered by a negligable EBITA margin in the United Kingdom and Ireland primarily due to management problems in that region, exacerbated by tough economic conditions in the Business and Industry segment. Excluding the performance of United Kingdom, our EBITA margin was 4.7%; including the United Kingdom, our EBITA margin was 4.2%. We have implemented action plans, including a new management team for the United Kingdom and Ireland, in order to improve profitability.

   Analysis of Revenues and EBITA

    The following table presents, for the periods stated, the variation in revenues and EBITA by activity.

                             Fiscal Year Ended August 31,    Change in Revenues
Revenues by Activity(1)        2002            2001           EUR        %(2)
                                             Restated
                                (in millions of euro, except percentages)
Food and Management Services
 North America..............  5,995           5,657            338         6
 Continental Europe.........  3,413           3,034            379        12
 United Kingdom and Ireland.  1,671           1,717            (46)       (3)
 Rest of the World..........    566             581            (15)       (3)
                             ------          ------           -----
   Total.................... 11,645          10,989            656         6

Remote Sites................    590             579             11         2
Service Vouchers and Cards..    279             249             30        12
River and Harbor Cruises....     95             111            (16)      (15)
                             ------          ------           -----
  Total revenues............ 12,609          11,928            681         6
                             ======          ======           =====

(1)  Activities reflect the Group's internal management reporting structure.
(2) Percentage figures are derived from actual revenue numbers and so may vary from those calculated from the numbers in this table due to rounding.

                                   Fiscal Year Ended August 31, Change in EBITA
EBITA by Activity(1)                2002             2001        EUR       %(2)
                                                  Restated
                                      (in millions of euro, except percentages)
Food and Management Services
 North America...................... 297              295           2        0
 Continental Europe................. 140              129          11        8
 United Kingdom and Ireland.........  11               87         (76)     (87)
 Rest of the World..................   7                0           7      N/A
                                     ----            -----        ----
 Total.............................. 455              511         (56)     (11)

Remote Sites........................  26               30          (4)     (13)
Service Vouchers and Cards..........  77               61          16       26
River and Harbor Cruises............   2                7          (5)     (73)
EBITA, excluding corporate expenses. 560              609         (49)      (8)
                                     ----            -----        ----
Corporate expenses.................. (35)             (38)         (3)      (7)
                                     ----            -----        ----
 Total EBITA........................ 525              571         (46)      (8)
                                     ====            =====        ====

(1)  Activities reflect the Group's internal management reporting structure.
(2) Percentage figures are derived from actual EBITA numbers and so may vary from those calculated from the numbers in this table due to rounding.


   Food and Management Services

     Food and Management Services represented 92% of our consolidated revenues and 81% of our consolidated EBITA, excluding corporate expenses. Our revenues from this segment increased in fiscal 2002 to EUR 11.6 billion, an increase of 6.0% over fiscal 2001 revenues, of which 6.5% was from acquisition growth and negative 2.4% was from currency fluctuations. Acquisition growth resulted primarily from our acquisitions of Sogeres and Wood Dining Services during the fourth quarter of fiscal 2001. Despite the global economic recession, organic growth was 1.8%.

     North America

     Food and Management Services revenues in North America for fiscal 2002 were EUR 6 billion, representing an increase of 6% from fiscal 2001 revenues, which was net of a negative 3% impact from currency fluctuations. The inclusion of a full year of operations of Wood Dining Services, acquired in the fourth quarter of fiscal 2001, increased revenues by 8.6%, and organic growth was 0.4%. Of particular note were the subsidiary's significant wins in the defense market, with the reaffirmation in July 2002 of a large contract with the United States Marine Corps, valued at EUR 967 million over ten years, and the award of a EUR 192 million contract over 15 years with the U.S. Naval Air Station in Miramar, California. These important contracts affirm our development strategy in this segment. Healthcare achieved strong organic growth, in part from the expansion into multiservices on existing sites as well as with the signing of several significant new contracts, including University Hospitals of Cleveland, Loyola University Medical Center in Chicago, and Stamford Hospital in Connecticut.

     The Education segment also achieved a strong performance. In primary and secondary schools, most of the increase in revenues on existing sites resulted from the deployment of creative solutions such as Kid's Way Cafe, Crossroads Cafe and EDZone, a British innovation adapted to the U.S. market. Significant contracts were signed with Beaufort County School District in South Carolina, Guildford County School District in North Carolina, and Marysville School District in Washington. In higher education, important contracts were signed with Chapman University in California and the University of Wisconsin.

     In Business and Industry, despite new contracts signed with, for example, Perot Systems, Chicago Museum of Science and Industry, Merrill Lynch Asset Management and BellSouth, our revenues were down 8% given the difficult economic environment. This decline reflected site closures, reductions in customers on-site, and client decisions to reduce catering services, which represent 10% of the activity in Business and Industry and which declined by 20%. Several contracts signed in 2002 will commence operations in 2003, such as Sony Pictures, MetLife, Federal Reserve Bank in Atlanta, and Nationwide Training Center, and are expected to lead to renewed growth in the upcoming year.

     In Canada, organic growth continued strongly.

     EBITA in North America of EUR 297 million was on par with the prior year. With the integration of Wood Dining Services for a full year, the EBITA margin was 5%, compared to 5.2% in the prior year. Synergies and improvements in food cost management at the sites improved gross profitability. However, a number of factors weighed on the EBITA margin: increases in overhead with the creation of a new division in the health care segment; weaker initial margins at Wood Dining Services as compared to Sodexho, Inc.; the decline in catering services; and an increase in employee medical insurance costs.

     Continental Europe

     In Continental Europe, revenues rose to EUR 3.4 billion in fiscal 2002, an increase of 12.5% over the prior year. Acquisition growth of 7.9% resulted almost entirely from the integration of Sogeres for a full year. Organic growth in revenues was 4.9%.

     France, Italy, the Netherlands and the countries in Central and Eastern Europe continued to grow while expanding their service offerings. In addition, non-food services experienced double digit growth, due in large part to contract wins generated by our subsidiary, Altys, such as with Cisco in Belgium and Germany. In France, the Business and Industry segment had positive growth, defying the economic slowdown affecting not only the high technology sector, but also some of the more traditional sectors of the economy, such as the automobile industry. A noteworthy contract was signed with Danone's Vitapole Research and Development Center.

     In Sweden, activities in the transportation sector suffered the fall-out from the events of September 11. Elsewhere, the importance to the Swedish economy of the telecommunications, information technology and engineering sectors was a limiting factor during the period. Nonetheless, a significant contract was signed in June 2002 with the municipality of Stockholm giving us the management of equipment provided for the use of handicapped individuals.

     Strong performances achieved in the Health Care and Senior segments throughout Continental Europe allowed us to maintain growth rates close to those of prior years.

     EBITA grew by 8% in fiscal 2002 to EUR 140 million, with Sogeres contributing EUR 12.7 million. Following the significant increases in food costs in the prior year, our subsidiaries in France succeeded in negotiating pricing increases on more than 80% of their contracts. Food cost management and margins improved significantly as a result. EBITA declined in other countries, most notably in Sweden and in Italy, where there was an increase in the number of man-hours lost as a result of worker strikes affecting client sites.

     United Kingdom and Ireland

     In the United Kingdom and Ireland, revenues totaled EUR 1.7 billion in fiscal 2002, a decline of 2.7% from the prior year, of which a negative 0.3% was organic. The currency impact was a negative 1.5% and the remaining difference was attributable to the third quarter sale of Lockhart, a subsidiary whose activity is the distribution of kitchen equipment, not a core activity of the Group.

     New contract wins allowed the Education segment to achieve satisfactory organic growth. A prestigious multiservice contract was signed with the Royal Air Force in the Defense segment. In the Business and Industry segment, our subsidiary was awarded a catering contract for the Commonwealth Games. Multiservice activities continued to develop. However, Business and Industry was affected by the economic slowdown and the significant decline in demand for catering services. In Healthcare, revenues declined with a political climate favoring self-operation.

     EBITA went from EUR 87 million in fiscal 2001 to EUR 11 million in fiscal 2002. This deterioration principally arose from the decline in profitability of the Business and Industry segment, which represents more than two-thirds of the region's revenues. Faced with reductions in meal subsidies by our clients and a decrease in the number of consumers at our sites, our teams were not reactive in adapting their cost structures in a timely manner. In addition, a number of recently signed or renegotiated contracts were determined to be unprofitable, and a poorly managed entry into hotel management services generated significant losses. Reduced purchasing volumes negatively impacted margins. Poorly controlled overheads and the installation of a new information system also weighed on profitability. In addition, a restructuring charge of EUR 11 million has been recorded as an exceptional item.

     The new management team has put into place an ambitious action plan, for which certain costs were recorded in fiscal 2002. The top priority for the next two to three years is the return to a satisfactory EBITA margin. This will involve in-depth programs to make our contracts more profitable, to train and motivate our teams, to tighten on-site management of food and personnel costs, and to reduce support function overheads.

     Rest of the World

     In the Rest of the World, revenues of EUR 566 million were down 2.6% in fiscal 2002, as a result of a negative currency effect of more than 10%. Organic growth was 6.5%.

     Latin America continued its expansion, despite an unfavorable economic climate in the industrial sector, with several important new multiservice contracts, such as IBM in Chile, Peru, Venezuela and Columbia, Citibank in Chile and Peru, and Nestle in Argentina and Chile, which contributed to an overall organic growth of 10% in that region. In Chile, our teams won two initial contracts for the management of five correctional facilities, a market with significant potential.

     China saw significant growth, with strong performances across all segments including contracts signed with Haier, the Chinese leader in electrical appliances, a multiservice contract with Proctor and Gamble in Guangzhou, and the French School at the New University of Fine Arts in Peking. Following our entry into the Healthcare market, new contracts were signed with the International Peace Maternity Hospital in Shanghai and Beijing United Family Hospitals and Clinics in Peking, noteworthy accomplishments which resulted from synergies between our worldwide Healthcare teams, in particular, those in the United Kingdom, and the local teams. Activities in Singapore and Hong Kong felt the consequences of numerous client relocations to mainland China.

     In Australia, we continued our strategy of selective growth, the development of the multiservice activity and growing revenues on existing sites. Of particular note, was the contract signed with Griffith Brisbane, one of the largest universities in the country.

     EBITA increased to EUR 7 million, confirming a return to profitability in these regions.

   Remote Sites

     Revenues from Remote Site operations grew 2% to EUR 590 million in fiscal 2002. This growth included 3% acquisition growth from the integration of Minesite Catering, a company in Western Australia acquired at the beginning of the year, organic growth of 1%, and a negative currency effect of 2%.

     Strong development in petroleum activities in the North Sea and Alaska was offset by the slowdown in activity on gas platforms in the Gulf of Mexico. A slowdown in growth in the second half of the fiscal year resulted from the non-renewal of the Chevron contract in Kazakhstan and the completion of two large projects in Latin America (the construction of a mine and a drilling field). However, we have been awarded food and management services contracts for the operational phase of both of the projects, which will commence in fiscal 2003. Additional significant contracts have been signed with Fluor in the United States, Camisea in Peru, Schlumberger in the Middle East and the Argyle Diamond Mine in Australia.

     EBITA of EUR 26 million was down 13% from the prior year. This decline resulted from currency effects as well as strong competition and pressure on our clients to reduce costs on large projects in Africa, and finally, from the weaker margins of Minesite Catering in Australia.

   Service Vouchers and Cards

     Now present in 26 countries, Sodexho Pass had revenues of EUR 279 million in fiscal 2002, an increase of 12% over the prior year, net of a negative currency effect of 7%. For the fourth year in a row, organic growth was in the neighborhood of 20%, as a result of improvements in the revenue mix and strong development in Europe. This growth resulted from the implementation of creative solutions, value creators for our clients. In the employee benefits area, Sodexho Pass implemented a new internet tool, E-SPI, which facilitates,
accelerates, and validates the check order process.   In the area of social
benefits, the research into solutions adapted to the needs of institutions led to the signing of a contract to provide 244,000 students in 550 schools in the Rhone-Alpes department in France with a "Culture card" allowing them to buy or rent school books.

     The total issue volume of service vouchers and cards (face value of the service vouchers and cards multiplied by their number) reached EUR 5.9 billion compared to EUR 5.1 billion in fiscal 2001.

     EBITA reached EUR 77 million euro in fiscal 2002, an increase of 26% compared to fiscal 2001. This growth was net of a negative foreign currency impact of 4.7%. The EBITA margin increased by 3% in part as a result of the higher volumes which allowed us to better absorb our fixed production costs, and secondly from the exchange of savoir faire and experiences between countries.

   River and Harbor Cruises

     River and Harbor Cruises revenues of EUR 95 million in fiscal 2002 represent less than 1% of the Group's revenues.

     Fiscal 2002 EBITA was EUR 2 million, as 46% of the revenues for this activity are generated in the United States, where the impacts of September 11 and the recession were felt.

   Corporate Expenses

     Corporate expenses, which are included in EBITA, of EUR 35 million in fiscal 2002 were down 7% from the prior year, despite the costs related to the listing of Sodexho Alliance on the New York Stock Exchange, illustrating Group management's efforts to control overhead expenses.

   Financial Expense, Net

     Net financial expense totaled EUR 166 million, as compared to EUR 122 million in fiscal 2001. Higher interest expense of EUR 140 million, as compared to EUR 124 million in fiscal 2001, resulted from the impact on a full year of the acquisition financing arranged for the June 2001 transactions. In fiscal 2002, financial provisions totaled EUR 26 million, of which EUR 19 million was on Sodexho Alliance shares held by the Group to be used for stock compensation programs. The related stock options are exercisable over periods ranging from one to ten years at a higher exercise price than the closing price of the share as of August 31, 2002.

   Net Exceptional Income/Expense

     Net exceptional income totaled EUR 55 million in fiscal 2002 and included the following principal elements: a gain of EUR 49 million euro (EUR 37 million net of tax) on the sale of the Lockhart subsidiary in the United Kingdom; a gain of EUR 37 million representing the reduction in liabilities related to stock option shares in connection with the acquisition of Sodexho Marriott
Services, Inc. (this gain is partially offset by a EUR 19 million provision included in net financial expense); a provision for EUR 11million related to a lawsuit in the United States (see "Item 8A-Legal Proceedings," below); and restructuring expenses and costs to exit certain contracts in the United
Kingdom totaling EUR 11 million.

   Income Taxes

     Income taxes declined to EUR 136 million in fiscal 2002 from EUR 157 million in fiscal 2001 for an effective rate of 33%. Excluding permanent differences, the effective rate was comparable to the prior year effective rate of 36% as computed in the same manner.

   Net Income from Equity Method Investees

     Net income from equity method investees increased to EUR 4 million in fiscal 2002 from a loss of EUR 2 million in fiscal 2001, as we sold our remaining interest in Attendo Care, which had reported a loss in the prior year.

   Minority Interests

     Minority interests decreased from EUR 67 million in fiscal 2001 to EUR 13 million in fiscal 2002 as a result of our acquisition of Sodexho, Inc.'s remaining shares in the fourth quarter of fiscal 2001. In addition, the remaining shares of Sogeres, of which we acquired 60% in June 2001, were acquired at the end of the first quarter of fiscal 2002.

   Goodwill Amortization

     Goodwill amortization increased 54%, from EUR 44 million in fiscal 2001 to EUR 67 million in fiscal 2002, principally reflecting the additional goodwill generated by the acquisition of the remaining shares of Sodexho, Inc. and the acquisitions of Wood Dining Services and Sogeres during fiscal 2001.

Fiscal Year Ended August 31, 2001 Compared with Fiscal Year Ended August 31, 2000 (restated)

   Consolidated Overview of Revenues and EBITA (restated)

     Revenues for fiscal 2001 totaled EUR 11.9 billion, a 14% increase over fiscal 2000. This increase comprises a 5% increase attributable to the favorable impact of foreign currency translation, principally arising on revenues in U.S. dollars. External growth of 2% resulted principally from the acquisitions of Wood Dining Services and Sogeres in the fourth quarter of fiscal 2001 and in the prior year, a majority interest in Universal Services and its affiliates (which allowed us to consolidate Universal Services beginning in January 2000). Organic growth of 7% reflected strength in all Food and Management Services markets.

     EBITA increased 8% to EUR 571 million in fiscal 2001. Despite the increased sales, EBITA growth was weakened by several factors: increased costs to address food safety concerns in Europe, which cannot always be immediately factored into our pricing, support costs incurred to reinforce our development, and the inclusion of Wood Dining Services and Sogeres activity in the fourth quarter, which contributed EUR 3 million in EBITA losses, due to the seasonality of some of our market segments.

   Analysis of Revenues and EBITA (restated)

     The following table presents, for the periods stated, the variation in revenues and EBITA by activity.



                                Fiscal Year Ended August 31, Change in Revenues
Revenues by Activity(1)            2001        2000               EUR    %(2)
                                 Restated    Restated
                                    (in millions of euro, except percentages)
Food and Management Services
   North America................. 5,657       4,857            800         16
   Continental Europe............ 3,034       2,852            182          6
   United Kingdom and Ireland.... 1,717       1,569            148         10
   Rest of the World.............   581         495             86         17
                                 ------       -----          ------
      Total......................10,989       9,773          1,216         12

Remote Sites.....................   579         415            164         40
Service Vouchers and Cards.......   249         194             55         28
River and Harbor Cruises.........   111         114             (3)        (2)
                                 ------      ------          ------
     Total revenues..............11,928      10,496          1,432         14
                                 ======      ======          ======

(1)  Activities reflect the Group's internal management reporting structure.
(2) Percentage figures are derived from actual revenue numbers and so may vary from those calculated from the numbers in this table due to rounding.



                               Fiscal Year Ended August 31,   Change in EBITA
EBITA by Activity(1)             2001         2000            EUR        %(2)
                                Restated    Restated
                                      (in millions of euro, except percentages)
Food and Management Services
 North America.................   295          258             37          14
 Continental Europe............   129          132             (3)         (2)
 United Kingdom and Ireland....    87           76             11          14
 Rest of the World.............     0           14            (14)        (98)
                                 -----        ----            ----
 Total.........................   511          480             31           7

Remote Sites...................    30           20             10          47
Service Vouchers and Cards.....    61           47             14          30
River and Harbor Cruises.......     7           15             (8)        (50)
EBITA, excluding corporate
 expenses......................   609          562             47           8
Corporate expenses.............   (38)         (32)            (6)         20
                                 -----        -----           ----
 Total EBITA...................   571          530             41           8
                                 =====        =====           ====

__________

(1)  Activities reflect the Group's internal management reporting structure.
(2) Percentage figures are derived from actual EBITA numbers and so may vary from those calculated from the numbers in this table due to rounding.

   Food and Management Services (restated)

     North America

     Food and Management Services revenues in North America for fiscal 2001 were EUR 5.7 billion, representing an increase of 16% from fiscal 2000 revenues. Currency movements accounted for 10% of this increase, the inclusion of Wood Dining Services in the fourth quarter for 1%, and organic growth for the remaining 5%. The Education and Healthcare markets grew by 7%. Significant contract wins in North America included Fidelity, the University of Texas and Westchester Medical Center. This growth was offset to some extent by lower growth in the Business and Industry market, which was affected by the economic downturn in the United States and related severance programs undertaken by some of our clients.

     EBITA increased by 14% over the prior year to EUR 295 million. Unit operating profit at our Canadian subsidiary and in the Education and Healthcare markets saw double digit growth, but the consolidation of Wood Dining Services in the last two months of the year contributed an operating loss. In addition, the Business and Industry market has been affected and continues to be affected (particularly after the events of September 11, 2001) by lower demand for catering services and reduced employment levels by our clients. Sodexho, Inc. also reinforced its human resource and information systems structures during the year.

     Continental Europe

     Revenues in Continental Europe amounted to EUR 3 billion for fiscal 2001, a 6% increase over the prior year. This increase reflected external growth of 2%, principally arising from the inclusion of Sogeres in the fourth quarter, offset by a 2% decrease resulting from the partial sale in fiscal 2000 of Partena Care, a medical and managed care business in Sweden, which is now accounted for under the equity method. The impact of foreign currency movements on sales was a negative 1%, and organic growth was 7%, with strong performances in France and in Central and Eastern Europe. Other European countries saw organic growth ranging from 3% to 9%. In Italy, the prior year had benefited from the contract to feed 3 million young people who had traveled to Rome for the Vatican's World Youth Day XV in August 2000. In Poland, the development of multiservices continued with the extension of additional services to clients. We established operations in Portugal during fiscal 2001, signing a contract with Volkswagen, with the support of our teams in Slovakia, thereby demonstrating the synergies of our worldwide network.

     EBITA decreased by 2% to EUR 129 million in Continental Europe, reflecting the negative impact of increased food costs in Europe. These increases were not immediately recoverable from our clients. We also continued in Continental European countries to reinforce our market segments. Finally, the inclusion of Sogeres, 30% of whose revenues are in the Education market, for the last two months of fiscal 2001, weighed on EBITA.

     United Kingdom and Ireland (restated)

     Revenues in the United Kingdom and Ireland for fiscal 2001 increased by 10% over the prior period to EUR 1.7 billion. This increase was almost entirely due to the 8% organic growth, which was strong in all markets. We continued the organization of our structures by segment. This resulted in commercial success, in particular in the Education market with primary and secondary public schools, including the development of multiservice, and in the Business and Industry markets, such as the expansion of the British Aerospace contract to new sites.

     EBITA grew at a faster rate than revenues, by 14% to EUR 87 million. Productivity improved with further progress in product category and logistics management, despite increased food costs resulting from the foot-and-mouth epidemic affecting livestock. Improved real estate management, together with accelerated mobilization on two significant Healthcare contracts, also contributed to EBITA improvement.

     Rest of the World

     Food and Management Services revenues in the rest of the world increased by 17% over the prior year to EUR 581 million for fiscal 2001. This increase was primarily attributable to organic growth, which was driven by higher revenues in South America resulting from strong contract wins in Brazil, Argentina and Chile. Mainland China also saw strong growth in Business and Industry and we signed our first contract in the Healthcare market. The Olympic Games in Australia generated AUS $20 million (approximately EUR 12 million). Our multiservices strategy is continuing with success in these geographic areas.

     EBITA decreased from EUR 14 million to a modest positive amount, in spite of the exceptionally strong contract wins in South America. The economic crisis in Argentina meant a significant increase in unemployment and a decrease in salaries. Economic conditions were also unfavorable in Brazil, where industrial sector employees were put on stoppage for an average of one week per month, as the energy crisis forced businesses to decrease consumption by 20%. In Mainland China, our EBITA increased at most sites and we reinforced our sales force. In Australia, the Olympic Games contract made a negligible contribution to EBITA and we chose to exit from a significant loss-making contract.

   Remote Sites

     Remote Sites revenues grew 40% to EUR 579 million for fiscal 2001, or 34% excluding the effects of currency movements. Of this growth, 18% was due to the consolidation of a full year of Universal Services, in which we acquired the remaining minority interest on January 1, 2000. Organic growth amounted to 16%, resulting from the recovery experienced by the oil and gas sector, due to increased oil prices in fiscal 2001. This led to an increase in the rates of usage of offshore oil platforms (83% in calendar 2000 as compared to 74% in 1999), particularly in the deep waters of West Africa, the Gulf of Mexico, and in North America, including Alaska. In the mining sector, the Antamina site, in Peru, reached its full capacity during the year with food and management services provided to a camp with a population of 6,000.

     EBITA in the Remote Sites business for fiscal 2001 grew 47% to EUR 30 million. This increase reflects the higher revenues discussed above and the implementation of a quality assurance program in the Gulf of Mexico, as well as improvements in operating margins on certain newer contracts after the initial start-up phases.

   Service Vouchers and Cards

     Service Vouchers and Cards revenues grew to EUR 249 million for fiscal 2001, representing a 28% increase over the prior year. Organic growth of 21% was due primarily to increased volumes in Europe. Foreign currency effects contributed to 2% of the growth and 5% was attributable to acquisition of Transcheck, which enabled us to expand our presence in Brazil.

     EBITA amounted to EUR 61 million for fiscal 2001, representing a 30% increase from the prior year. This increase reflected the strong revenue growth described above and a widening of margins due primarily to improvements in our sales mix. This improvement in margins occurred despite continued expenditures on the development of new business in the activity, notably the expansion into several new countries, including the United States, China and Morocco, the reinforcement of country and zone support structures, intensified selling efforts and the extension of our offer. In addition, development of smart card technology continued.

   River and Harbor Cruises

     River and Harbor Cruises revenues for fiscal 2001 decreased by 2% from the prior year to EUR 111 million. This decrease was net of 6% from foreign currency effects. Fiscal 2001 was a challenging year for this activity, which represents 1% of consolidated revenues. The downturn in the United States economy had an adverse impact on our corporate cruise market there. In the United Kingdom, the tourism industry suffered from the impact of foot-and-mouth disease. Finally, the overflowing of the Seine river in Paris limited Bateaux Parisiens' activities for 40 days during the tourist season.

     EBITA decreased by 53% to EUR 7 million as a result of the impact of unavoidable fixed costs on lower revenues.

   Corporate Expenses

     Corporate expenses increased by 20% to EUR 38 million for fiscal 2001, reflecting the development of a new global management training program, Sodexho Entrepreneur, the launch of a global intranet as an extension of the existing group intranet systems and reinforcement and expansion of our market champion structures. In fiscal 2001, we created two new market champion structures, Defense and Large Accounts, principally in Business and Industry. We also continued the development of our information systems.

   Financial Expense, Net

     Net financial expense was stable for the year at EUR 122 million, as compared to EUR 118 million in fiscal 2000, despite the 10% appreciation of the US dollar against the euro. Approximately 65% of our debt is denominated in US dollars. The financing of the three acquisitions during the fourth quarter of fiscal 2001 contributed an additional EUR 9 million of interest expense. At constant exchange rates and excluding the acquisition financing, net interest expense decreased by 11% to EUR 105 million euro.

   Net Exceptional Income/Expense

     Net exceptional expense amounted to EUR 1 million for fiscal 2001, as compared to exceptional expense of EUR 78 million for fiscal 2000. Net exceptional expense for fiscal 2000 principally reflected the full provisioning of the investment in C.C.A. which was subsequently sold. Net exceptional expense for fiscal 2001 included EUR 20 million in transaction costs incurred by SMS and EUR 21 million in provisions related to the 49.95% owned Attendo Care (previously, Partena Care) subsidiary.

   Income Taxes (restated)

     Income taxes increased from EUR 156 million to EUR 157 million. Excluding permanent differences, the effective rate was 36%.

   Net Income from Equity Method Investees

     Net income from equity method investees decreased from EUR 1 million to a loss of EUR 2 million in fiscal 2001, principally as a result of the full consolidation of Universal Services as of January 1, 2000. For the first four months of fiscal 2000, Universal Services was consolidated under the equity method.

   Minority Interests

     Minority interests decreased 3% from EUR 69 million to EUR 67 million as a result of the full consolidation of Sodexho, Inc. effective upon our acquisition of its remaining shares in the fourth quarter of fiscal 2001. This was partially offset by the acquisition of 60% of Sogeres in the fourth quarter of fiscal 2001.

   Goodwill Amortization

     Goodwill amortization increased 41%, from EUR 31 million to EUR 44 million, reflecting the additional goodwill generated upon the acquisition of the remaining shares of Sodexho, Inc. and the acquisitions of Wood Dining Services and Sogeres during fiscal 2001. Fiscal 2001 also included a full year of Universal Services, as we had acquired the remaining interest in Universal Services in January 2000.

B.       Liquidity and Capital Resources

     The following table sets forth certain cash flow items for fiscal 2000 through fiscal 2002:

                                                       Year ended August 31,
                                                    2002       2001       2000
                                                         (millions of euro)
Net cash provided by operating activities........... 619        554        529
Net cash used in investing activities...............(315)    (1,959)      (209)
Net cash provided by (used in) financing activities. (70)     1,763       (225)
Net effect of exchange rate variations on cash......(118)       (40)        43
                                                    -----    -------      -----
Net increase in cash and cash equivalents........... 116        318        138
                                                    =====    =======      =====

     For fiscal 2002, net cash provided by operating activities amounted to EUR 619 million, an increase of 12% over the prior year, confirming the quality of the Group's financial model. Net cash generated by changes in operating working capital amounted to EUR 209 million in fiscal 2002, as compared to EUR 154 million for fiscal 2001 (restated), with about half of the improvement being made in the Service Vouchers and Cards activity and the remainder resulting from the growth in the business and the efforts by our operational teams to improve collection of accounts receivable, a strategic priority for the Group.

     Capital expenditures, net of disposals of property, plant and equipment, amounted to EUR 268 million in fiscal 2002, representing 2.1% of revenues.

     Net acquisition expenditures of EUR 97 million in fiscal 2002 mainly included the acquisition of Minesite Catering in Australia and the remaining 40% of the capital stock of Sogeres.

     In May 2002, the Lockhart subsidiary in the United Kingdom was sold for EUR 61 million.

     During fiscal 2002 we paid dividends totaling EUR 102 million. Dividend payments of EUR 15 million were paid out by our subsidiaries to third-party shareholders.

     In March 2002, we issued EUR 1 billion of debt securities in the European markets. We used the net proceeds from the sale of these debt securities, approximately EUR 992,330,000, to refinance outstanding debt. The debt is issued in 5.875% notes due March 25, 2009.

     Negative exchange effects increased net debt EUR 47 million. Despite this, net debt in our consolidated balance sheet totaled EUR 1,363 million as of August 31, 2002, a reduction of EUR 205 million from the prior year end and represents 55% of our shareholders'equity.

     Total financial debt of EUR 2,693 million as of August 31, 2002 principally comprised three bond issues (EUR 305 million in bonds issued in 1996 and redeemable in 2004, EUR 300 million in bonds issued in 1999 and redeemable in 2009, and EUR 1 billion in bonds issued in 2002 and redeemable in 2009) and U.S. dollar-denominated credit facilities totaling U.S. $818 million. The balance of outstanding debt represents leasing, term and revolving credit facilities by our subsidiaries. As of August 31, 2002, 92% of our debt was at fixed interest rates, and our weighted average interest cost was 5.7%.

     As of August 31, 2002, and in addition to available cash and cash equivalents and marketable securities (excluding restricted cash) of EUR 1,142 million, we had revolving credit facilities available of EUR 122 million to provide funds for liquidity, seasonal borrowing needs and other corporate purposes.

     Our off balance sheet commitments totaled EUR 143 million as of August 31, 2002. Refer to note 3.19 in the consolidated financial statements.

     For fiscal 2001, net cash provided by operating activities amounted to EUR 554 million, an increase of 5% over the prior year. Net cash generated by changes in operating working capital, as restated, amounted to EUR 154 million in fiscal 2001, as compared to EUR 160 million for fiscal 2000. In fiscal 2000, significant progress was made by Sodexho, Inc. in improving the collection of client receivables. Fiscal 2001 saw continued focus on management of accounts receivable, notably in the Remote Sites and Service Voucher and Cards activities.

     Capital expenditures, net of disposals of property, plant and equipment, amounted to EUR 207 million in fiscal 2001, representing 1.7% of revenues. Net cash provided by operating activities amounted to EUR 554 million, an increase of 5% over the prior year.

     Net acquisition expenditures of EUR 1.8 billion in fiscal 2001 included the acquisition of Transcheck, a service vouchers and cards business in Brazil, and the purchase of the remaining equity interest in our correctional service subsidiaries in the United Kingdom and Australia. In June 2001, we also completed a transaction by which we acquired the remaining interest in SMS for approximately EUR 1.3 billion. In the fourth quarter of fiscal 2001, we acquired 100% of the capital stock of Wood Dining Services and 60% of the capital stock of Sogeres. In November 2001, we exercised our option to purchase the remaining shares of Sogeres for EUR 72 million. The total cost for all the capital stock of both companies was EUR 521 million, a portion of which was paid in the fourth quarter of fiscal 2001 and the balance of which was paid when the remaining shares of Sogeres were acquired in November 2001.

     During fiscal 2001 we paid dividends totaling EUR 83 million. Dividend payments of EUR 9 million were paid out by our subsidiaries to third-party shareholders.

     In July 2001, we raised EUR 1.0 billion in new equity by issuing 22,498,729 new shares in a rights offering to our existing shareholders for cash. Pursuant to the terms of the offering, each of our shareholders was entitled to purchase one share for every six shares held by such shareholder at the time of the offering, at a price of EUR 45 per share.

     In connection with our acquisition of the remaining interest in SMS and of Sogeres and Wood Dining Services, we entered into a credit agreement in July 2001 for aggregate amounts of EUR 1.9 billion and U.S. $1.1 billion, divided among four facilities. The first and second facilities, in the amount of EUR 1.9 billion, financed the acquisitions. On July 5, 2001, EUR 0.9 billion of these facilities were repaid out of the proceeds of the share issuance described above. The balance was repaid with the proceeds of the debt securities issued in March 2002, as described above. The third and fourth facilities, amounting to U.S. $1.1 billion in the aggregate, are repayable in quarterly installments with a final maturity date of April 5, 2006. Net debt in our consolidated balance sheet as of August 31, 2001 totaled EUR 1,568 million, and increased by EUR 455 million from the prior year end. Exchange rate variations, principally relating to the strengthening of the U.S. dollar and British pound sterling against the euro, decreased total debt by EUR 54 million and decreased cash and cash equivalent balances by EUR 40 million. Excluding the impact of exchange rate variations, our net debt increased by EUR 468 million in fiscal 2001.

     Total financial debt of EUR 2,781 million as of August 31, 2001 was principally comprised of four instruments and facilities: EUR 305 million in bonds issued in 1996 and redeemable in 2004, EUR 300 million in bonds issued in 1999 and redeemable in 2009, two U.S.dollar-denominated credit facilities totaling EUR 1,352 million, held by Sodexho, Inc. (formerly SMS) and EUR 538 million drawn on the two facilities held by Sodexho Alliance and negotiated in connection with the fourth quarter acquisitions. The balance of outstanding debt represents leasing, term and revolving credit facilities by our subsidiaries. As of August 31, 2001, 62% of our debt was at fixed interest rates, and our weighted average interest cost was 5.6%.

C.       U.S. GAAP

   General

     We prepare our financial statements in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP, as discussed in note 5 to the consolidated financial statements. The individual differences discussed in note 5 describe the main adjustments to the French GAAP consolidated financial statements that include SMS as a consolidated subsidiary in all periods presented. Under French GAAP, we consolidated SMS, of which we owned 47.5% as of August 31, 2000, until we acquired the remaining shares on June 20, 2001 (at which time we owned 46.9% of SMS). French GAAP generally requires consolidation of greater than 40%-owned subsidiaries if there is no single more significant shareholder. Under U.S. GAAP, SMS is required to be accounted for by the equity method until the date when the remaining shares were acquired. The effects of accounting for SMS under the equity method in fiscal 2001 and fiscal 2000 as well as the effects of other U.S. GAAP adjustments are included in note 5 to the consolidated financial statements.

     New Accounting Pronouncements

     In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS No. 146 is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The impact of SFAS
No. 146 on the Group's financial statements is not expected to be material.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it supersedes SFAS No. 121 and Accounting Principles Board
(APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and will thus be adopted by the Group, as required, on September 1, 2002. The impact of SFAS No. 144 on the Group's financial statements is not expected to be material.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The impact of SFAS No.143 on the Group's financial statements is not expected to be material.

D.       Research and Development, Patents and Licenses, etc.

     We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. Other than the Sodexho name, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

     The table below sets forth, as of December 31, 2002, the names of our directors, their dates of birth, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current terms.

  Name                  Date of Birth     Position    Initially   Expiration
                                                      Appointed    of Term
----------------------- -------------- -------------- ----------- ------------
Pierre Bellon(1)          1/24/1930          Chairman  11/14/1974     2004
Remi Baudin(1)(2)        10/19/1930     Vice Chairman   2/25/1983     2004
Astrid Bellon             4/16/1969          Director   7/26/1989     2004
Bernard Bellon            8/11/1935          Director   2/26/1975     2003
Francois-Xavier Bellon    9/10/1965          Director   7/26/1989     2004
Sophie Clamens(2)         8/19/1961          Director   7/26/1989     2004
Patrice Douce             3/02/1942          Director   2/23/1988     2003
Paul Jeanbart(2)          8/23/1939          Director   2/13/1996     2005
Francois Perigot(1)       5/12/1926          Director   2/13/1996     2005
Edouard de Royere(1)(2)   6/26/1932          Director   2/13/1996     2005
Nathalie Szabo            1/26/1964          Director   7/26/1989     2004
H.J. Mark Tompkins       11/02/1940          Director   2/05/2002     2005

__________________
(1)  Member of Selection Committee and Compensation Committee.
(2)  Member of Audit Committee.

     Pierre Bellon. Mr. Bellon founded Sodexho Alliance in 1966 and currently serves as its Chairman and Chief Executive Officer. Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls us, and as Chairman of its Executive Board (Board of Directors) from 1996 until February 2002. At that time, he was appointed Chairman of the Bellon SA Supervisory Board. Mr. Bellon has also served as National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970 and President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975. He was a member of the Economic and Social Council from 1969 to 1979 and has been a member of the Executive Council of the National Council of French Employers (CNPF (now known as the Medef)) since 1981. He has also served as President of the Management Improvement Association, which he founded in 1987, and as a member of the Board of the National Association of Joint-Stock Companies. Mr. Bellon is currently a director of L'Air Liquide and Pinault Printemps La Redoute. Mr. Bellon and his children, Astrid Bellon, Sophie Clamens, Nathalie Szabo and Francois-Xavier Bellon, hold 54.9% of the shares in Bellon SA, which holds a 39% economic interest in Sodexho Alliance as of December 31, 2002.

     Remi Baudin.  Before helping Pierre Bellon to create Sodexho Alliance,
Mr. Baudin took part in a number of foreign projects for the management consultant company SEMA from 1957 to 1965. He reorganized and managed its ship supply business (1965-1969), then created a joint venture with Sonatrach in the Remote Sites business and headed the two companies' joint subsidiary in Algeria (1969-1970). He successively managed the Food and Management Services France division and started up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Guinea, Algeria and Libya (1977-1982); and the Food and Management Services France and Europe division (1982-1992). Mr. Baudin is also President of
FERCO, the European food services confederation, which he founded in 1988. He was Chairman of the Bellon SA Supervisory Board from 1996 until February 2002 and currently serves as its Vice Chairman.

     Astrid Bellon. Astrid Bellon is a member of the Executive Board of Bellon SA. Since 1999, Ms. Bellon has worked in the field of audio-visual production, and in 2001, she created the company "Les Films d'a Cote," in which she is also a shareholder. Astrid Bellon is the daughter of Pierre Bellon.

     Bernard Bellon. Mr. Bellon was Director of Compagnie Hoteliere du Midi (a member of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de Union Europeenne Group from 1970 to 1988. In 1988, he founded Finadvance SA, a venture capital company, and has since served as its Chairman. He also serves as a member of the Bellon SA Supervisory Board and a director of Perfin SA, CIC France and Allios Industrie. Bernard Bellon is the brother of Pierre Bellon.

     Francois-Xavier Bellon. Francois-Xavier Bellon began his career in the temporary employment business as an agency manager for Adia France (1990-1991) and then for Ecco in Barcelona, Spain, where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995). He is a member of the Executive Board of Bellon SA and currently serves as the Chief Operating Officer of Sodexho Mexico. Francois-Xavier Bellon is the son of Pierre Bellon.

     Sophie Clamens. From 1985 to 1987, Ms. Clamens was employed by Credit Lyonnais in New York as a mergers and acquisitions advisor for the bank's French clientele. She later worked as a sales agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani. Since 1994,
Ms. Clamens has consulted on projects in our finance and strategy departments. Ms. Clamens became Chairman of the Executive Board of Bellon SA in February 2002. Ms. Clamens is the daughter of Pierre Bellon.

     Patrice Douce. After serving as an advisor to the Algerian Finance Ministry, Mr. Douce joined Sodexho in 1972 to create and manage the Remote Sites business. He later headed our operations in Latin America and the United States. He was appointed President and Chief Operating Officer in 1990, with responsibility for Food and Management Services operations in Latin America, Asia, the Pacific and North America as well as for Remote Sites and River and Harbor Cruises, a position from which he withdrew in 2001.

     Paul Jeanbart. Mr. Jeanbart is a co-founder, partner and, since 1967, the Chief Executive Officer of the Rolaco Group. He also serves as Chairman of Oryx Merchant Bank Limited, Chairman of the Board of Directors of Hotels Intercontinental Geneve, Managing Director of Rolaco Holding SA and is a member of the Semiramis Hotel Co., Delta International Bank, NASCO Insurance Group, and XL Capital Limited Boards of Directors and the Club Mediterranee SA Supervisory Board. Mr. Jeanbart is a citizen of Canada.

     Francois Perigot. After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr.Perigot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Platre, and from 1988 to 1998 he served as Vice Chairman and later Chairman of UNICE, the European union of employer and industry confederations. Mr. Perigot has also served as a president of the Enterprise Institute (1983-1986), a president of the National Council of French Employers (1986-1994), a member of the Executive Committee of the International Chamber of Commerce (1987-1989) and a member of the Economic and Social Council (1989-1999). He has been President of the Franco-Dutch Chamber of Commerce since 1996, President of MEDEF International since 1997 and President of the International Employers Organisation since June 2001. He currently serves as a director of Astra Calve, Lever, CDC Participations and Sabate-Diosos.

     Edouard de Royere. After working as an authorized representative with power of attorney for Credit Lyonnais and as Director of Union Immobiliere et Financiere, Mr. de Royere joined L'Air Liquide in 1966. He successively held the positions of General Secretary to senior management and Investor Relations Manager, and in 1967 he was appointed Company Secretary. Mr. de Royere joined the L'Air Liquide Board of Directors in 1971. He became Assistant Managing Director in 1979, then Vice Chairman and Assistant Managing Director, and finally Vice Chairman in 1982. From 1985 to 1995, he served as Chairman and Chief Executive Officer of L'Air Liquide. In 1997, he was named Honorary Chairman of L'Air Liquide and since 2001 he has served as a member of its Supervisory Board. He is also Chairman of the National Association of Joint-Stock Companies. Mr. de Royere serves as a director of Danone, L'Oreal and Michelin.

     Nathalie Szabo. Ms. Szabo served as an account manager for Scott Traiteur from 1989 to 1992. She currently works for Bellon SA as a special projects advisor for Sodexho Prestige. Ms. Szabo is a member of the Executive Board of Bellon SA. Ms. Szabo is the daughter of Pierre Bellon.

     H.J. Mark Tompkins. Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the U.K., continental Europe and the U.S. He joined the Slater Walker Securities group in 1972 and was named Chief Executive Officer of Compagnie Financiere Haussmann, a publicly traded company in France. From 1975 through 1987, he became active in property development, investment and management in both residential and commercial sectors. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, pharmaceutical, retail and distribution, leisure, tourism and manufacturing sectors. He has significant experience in mergers and acquisitions, start-ups, initial public offerings, and private and public debt offerings. He currently serves as director of Partners Bio Projects International Ltd and Calcitech Ltd. Mr.Tompkins is a British citizen.

Executive Officers

     The table below sets forth, as of December 31, 2002, the names and dates of birth of our executive officers, which include Pierre Bellon and all of the members of our Executive Committee.

Name                 Date of Birth  Position

Pierre Bellon         1/24/1930     Chairman and Chief Executive Officer

Albert George         4/29/1944     Group Chief Operating Officer

                                    Chairman of the Executive Committee

Elisabeth Carpentier  5/08/1954     Senior Vice President, Human Resources

Jean-Michel Dhenain  12/10/1944     Chief Executive Officer, Continental Europe

                                    Vice President of the Executive Committee

Sian Herbert-Jones    9/13/1960     Chief Financial Officer

Michel Landel        11/07/1951     Chief Executive Officer, North America

                                    Vice President of the Executive Committee

Clodine Pincemin      7/20/1952     Senior Vice President, Corporate
                                    Communications

     Albert George. Mr. George joined us in 1969 and held different management positions in the Food and Management Services business until 1980. He was then appointed Managing Director of the Service Vouchers and Cards business in France and gradually expanded its operations internationally. In 1992, he was appointed Chief Operating Officer, Service Vouchers and Cards. On February 21, 2000, Mr. George was appointed Directeur General Adjoint of Sodexho Alliance and on October 18, 2001 he became Directeur General Delegue of Sodexho Alliance. He has also been given the responsibility of promoting the use of new information and communication technologies. Mr. George is a graduate of the Institut d'Administration des Entreprises de Grenoble and holds a doctorate in economics.

     Elisabeth Carpentier. Ms. Carpentier joined us in 1981 as Director of Hiring and Placement. From 1994 to 1998, she served as Human Resources Director for our Food and Management Services subsidiary in France. In January 1998, she was appointed Senior Vice President, Corporate Human Resources. Ms. Carpentier has both a law diploma and a post-graduate degree in human resources management.

     Jean-Michel Dhenain. Mr. Dhenain joined us in 1972, where he served as Regional Director, Departmental Director and then Sales Director. He then headed the Hospitals-Clinics division before moving to our French healthcare subsidiary in 1987 and our French schools-universities subsidiary in 1991. Mr. Dhenain is currently our Chief Executive Officer Continental Europe. He has supervised operations in Continental Europe since April 30, 1998 and is the Market Champion for Healthcare. Mr. Dhenain has a degree in law and economics from the University of Dijon, France.

     Sian Herbert-Jones. Ms. Herbert-Jones began her career in Corporate Finance with Price Waterhouse in London and Paris from 1982 to 1995, where she served, notably, as Director in the Mergers and Acquisitions department. While at Price Waterhouse, she played an active role in our acquisition of Gardner Merchant in 1995. Ms. Herbert-Jones joined us in 1995 and was appointed Treasurer in 1998, Deputy Chief Financial Officer in October 2000 and Chief Financial Officer in November 2001. She holds an M.A. in History from Oxford University and is a Chartered Accountant in England and Wales.

     Michel Landel. Mr. Landel has served as President, Chief Executive Officer, and a member of the Board of Directors of Sodexho, Inc. (formerly SMS) since May 1999. Mr. Landel joined us in 1984 as Chief Operating Manager for Eastern Africa, Libya and Algeria. Mr. Landel served as President and Chief Executive Officer of Sodexho North America (known now as Sodexho, Inc.) from 1989 to 1998. He was appointed an Executive Vice President of Sodexho, Inc. in 1998 and was also appointed President, Corporate Services, in June 1998.
Mr. Landel currently serves as Chief Executive Officer North America, and is the Market Champion for Business and Industry (and prior to April 22, 2002, for Education). He has a degree in business and management from the European Business School.

     Clodine Pincemin. Ms. Pincemin joined us in 1974. She was later appointed to head public relations and then communications for France. Since 1991, she has held the position of Senior Vice President, Corporate Communications.
Ms. Pincemin has a degree in French literature.

B.       Compensation

     During fiscal 2002, we paid total fees, compensation and benefits to members of our Board of Directors (other than the Chairman, whose compensation is disclosed separately below), as follows.



                                        Total
             Name                   compensation
--------------------------------  ------------------
                                       (in euro)
Remi Baudin                               12,000
Astrid Bellon                              6,100
Bernard Bellon                             6,100
Francois-Xavier Bellon                   263,273
Sophie Clamens                            94,753
Patrice Douce(1)                         439,629
Paul Jeanbart                             12,000
Francois Perigot                          12,000
Edouard de Royere                         12,000
Nathalie Szabo                            84,099
H.J. Mark Tompkins                         6,100
__________________
(1) Includes base salary, bonuses for fiscal 2001 and fiscal 2002, and one-time retirement plan payment.

     As a matter of French law, until January 24, 2001 we could not grant options to non-employee members of our Board of Directors.

     Compensation for our executives is comprised of a fixed salary and a performance bonus tied to the achievement of annual objectives. For fiscal 2002, the aggregate compensation received by members of the Executive Committee was EUR 2,758,902, and they received options to purchase a total of 107,500 Sodexho Alliance shares. On November 1, 2001, the membership of our Executive Committee changed, and the Committee now has three fewer members than it did at the end of fiscal 2001. For this reason, the total compensation figure described above may not be comparable to the aggregate figure for fiscal 2001. During fiscal 2002, the total compensation paid to the Chairman and Group Chief Operating Officer was EUR 550,979 and EUR 480,437, respectively. The table below provides certain information regarding the options to purchase our common shares granted to executive officers.

Date of Plan       Amount(1)     Exercise Price per Share     Expiration Date
---------------- -------------- -------------------------- ---------------------
---------------- -------------- -------------------------- ---------------------
January 24, 2001        52,350        EUR 48.42                January 23, 2006
January 11, 2002        77,500        EUR 47.00                January 10, 2007
January 11, 2002        30,000        EUR 47.00                January 10, 2008

________
(1) These amounts have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

     During fiscal 2002, we and our subsidiaries recorded total charges of EUR 31 million for pension, retirement and similar benefits and, as of August 31, 2002, we and our subsidiaries had accrued a total of EUR 140 million for these items.

C.       Board Practices

     Our Board of Directors has 12 members, of whom only two held executive positions with our company during the year. Directors are chosen for their ability to take the interests of all shareholders into account and for their recognized expertise in areas that are strategic to the company, such as international expansion, innovation, finances or services. The Board of Directors periodically reviews operations, on-going business and special transactions, defines corporate strategy, closes our interim and annual accounts, prepares shareholders' meetings, designates corporate officers to implement strategy and monitors the quality of information provided to shareholders and financial markets.

     Senior executives of the company regularly inform the Board of the resources used in their respective businesses to implement the strategy defined by the Executive Committee and approved by the Board. The Board is assisted in its strategic thinking by three ad hoc committees:

o the Selection Committee for Board members and corporate officers, which examines the Chairman's proposals, prepares recommendations to present to the Board and keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant;

o the Compensation Committee, which proposes compensation packages for corporate officers and senior executives, including stock option plans; and

o the Audit Committee, which prepares and monitors internal accounting procedures, supervises the application of Group financial, legal and accounting rules, proposes changes to accounting procedures, recommends the appointment and fees of our external auditors, communicates with our internal and external auditors and reports on such matters to the rest of our Board.

     The Compensation committee is chaired by Remi Baudin, Vice Chairman of the Board of Directors, with the assistance of Pierre Bellon and two non-executive directors, Francois Perigot and Edouard de Royere. The Selection committee is chaired by Francois Perigot with the assistance of Pierre Bellon, Edouard de Royere and Remi Baudin. These committees met four times, and the Board as a whole met six times during fiscal 2002. The Audit Committee is chaired by Edouard de Royere with the assistance of Remi Baudin, Sophie Clamens and Paul Jeanbart. Our external auditors report to the Audit Committee twice annually on their activity and planned actions. The Chairman of the Audit Committee reports to the Board twice each year.

     There are no service contract termination benefits for Directors as such benefits are forbidden by French law.

D.       Employees and Labor Relations

     As of August 31, 2002, we had 315,141 employees worldwide. The table below shows the number of employees of our company and our subsidiaries by geographic zone as of August 31, 2002, 2001 and 2000.


                                               August 31,
                                   2002         2001          2000
North America..............       117,689      120,147      112,061
United Kingdom and Ireland.        60,329       63,142       57,287
France.....................        30,952       29,051       23,154
Rest of Europe.............        50,944       47,467       46,644
Rest of the World..........        55,227       53,662       46,840
                                  -------      -------      -------
Total Number of Employees..       315,141      313,469      285,986
                                  =======      =======      =======

Following is a breakdown of our employees by category as of August 31, 2002, 2001 and 2000.

                                                 August 31,
                                      2002         2001         2000
Executives and middle management .    5,759        7,065        7,636
Establishment managers and
  supervisory staff...............   25,614       32,677       26,311
Front line service staff and other. 283,768      273,727      252,039
                                    -------      -------      -------
Total Number of Employees.......... 315,141      313,469      285,986
                                    =======      =======      =======


     Some of our employees are members of local or national trade unions, and, consequently, we have entered into various collective bargaining agreements. Pursuant to regulations in certain countries across Europe, especially in France and Belgium, various committees which represent employees meet on a regular basis. These committees are informed about and consulted on pertinent employee matters. Salaries, working conditions and other employment matters are negotiated with trade unions every year. It is our practice to renew or replace our various employee and collective bargaining agreements as and when they expire, and we are not aware of any material agreements which are not expected to be satisfactorily renewed or replaced in a timely manner. A relatively small number of our employees worldwide are subject to collective bargaining agreements, and we do not believe that a failure to renew our collective bargaining agreements on terms similar to those we have now would have a material adverse effect on our financial condition or results of operations.


     Because we are a service company, though, we are highly dependent upon the availability of hourly or part-time wage and skilled employees. Thus, severe shortages in the supply of these employees at times of high demand for their services could materially impact our operating performance.

     In France, recent legislation on working week reduction to 35 hours led to wide-ranging discussions with employee representatives on issues such as workplace organization, time management, flexibility and customer service.

     We have not experienced any significant work disruptions or conflicts in the last few years, and we consider our relationship with our employees to be satisfactory.

E.       Share Ownership

     Collectively, members of the Board of Directors and the Executive Committee directly own less than 0.5% of our outstanding capital stock. Pierre Bellon and his children, Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo, collectively own an economic interest of approximately 55% (representing a voting interest of approximately 71%) in Bellon SA, which, as of December 31, 2002, owns an economic interest of approximately 39% (representing a voting interest of approximately 40%) in us. This difference between voting and economic interests in Sodexho is attributable to the fact that a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder, as described in "Item 10.B. Additional Information Memorandum and Articles of Association." As of December 31, 2002, 5,269,400 of the shares owned by Bellon SA had double voting rights. Bernard Bellon, who is Pierre Bellon's brother, and members of his family own, as of December 31, 2002, an economic interest of approximately 13% in Bellon SA. The table below sets forth share ownership information, exclusive of these indirect interests, for these individuals and for Bellon SA as of December 31, 2002.

                                                             Number of
Name                                                        Shares Owned
Bellon SA............................................       61,529,671(1)
Pierre Bellon........................................             *(2)
Remi Baudin..........................................             *(2)
Astrid Bellon........................................             *(2)
Bernard Bellon.......................................             *(2)
Francois-Xavier Bellon...............................             *(2)
Sophie Clamens.......................................             *(2)
Patrice Douce........................................             *(2)
Paul Jeanbart........................................             *(2)
Francois Perigot.....................................             *(2)
Edouard de Royere....................................             *(2)
Nathalie Szabo.......................................             *(2)
H.J. Mark Tompkins...................................             *(2)
Elisabeth Carpentier.................................             *(2)
Jean-Michael Dhenain.................................             *(2)
Albert George........................................             *(2)
Sian Herbert-Jones...................................             *(2)
Michel Landel........................................             *(2)
Clodine Pincemin.....................................             *(2)


(1) Pierre Bellon owns .01% of the outstanding shares of Bellon SA; Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo each own an economic interest of 13.72% in Bellon SA. At any ordinary shareholders' meeting of Bellon SA, Pierre Bellon has a voting interest of 62.7% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo has a voting interest of 2%. At any extraordinary meeting, Pierre Bellon has a voting interest of .01% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo has a voting interest of 17.7%. Bernard Bellon owns an economic interest of 2.1% in Bellon SA. At any ordinary shareholders' meeting, Bernard Bellon has a voting interest of 16.5%. At any extraordinary meeting, Bernard Bellon has a voting interest of 2.8%. Bellon SA is the beneficial owner of approximately 39% of our outstanding shares.
(2)  Indicates beneficial ownership of less than 1% of the shares outstanding.

     As of December 31, 2002, members of our Board of Directors and Executive Committee held, in the aggregate, options to acquire 231,832 shares of our common stock. The following table lists the amounts, exercises prices and expiration dates of options held by these individuals at that time.



                                            Exercise Price
Name                       Amount(1)        per Share         Expiration Date
Pierre Bellon                --                  --                   --
Remi Baudin(2)               --                  --                   --
Astrid Bellon(2)             --                  --                   --
Bernard Bellon(2)            --                  --                   --
Francois-Xavier Bellon(2)    --                  --                   --
Sophie Clamens(2)            --                  --                   --
Patrice Douce(2)             --                  --                   --
Paul Jeanbart(2)             --                  --                   --
Francois Perigot(2)          --                  --                   --
Edouard de Royere(2)         --                  --                   --
Nathalie Szabo(2)            --                  --                   --
H.J. Mark Tompkins           --                  --                   --
Elisabeth Carpentier       19,631           EUR 38.17         December 10, 2003
                            4,172           EUR 39.86         January 24, 2005
                            5,317           EUR 48.42         January 23, 2006
                           10,000           EUR 47.00         January 10, 2007
Jean-Michel Dhenain         8,221           EUR 39.86         January 24, 2005
                           10,225           EUR 48.42         January 23, 2006
                           15,000           EUR 47.00         January 10, 2007
Albert George              16,359           EUR 27.11         December 12, 2003
                           10,306           EUR 39.86         January 24, 2005
                           14,314           EUR 48.42         January 23, 2006
                           31,000           EUR 47.00         January 10, 2007
Sian Herbert-Jones          6,135           EUR 39.86         January 24, 2005
                            6,135           EUR 48.42         January 23, 2006
                           15,000           EUR 47.00         January 10, 2007
Michel Landel              16,359           EUR 27.11         December 12, 2003
                           30,000           EUR 47.00         January 10, 2008
Clodine Pincemin            3,068           EUR 39.86         January 24, 2005
                            4,090           EUR 48.42         January 23, 2006
                            6,500           EUR 47.00         January 10, 2007
                          -------
Total                     231,832
                          =======


(1) These numbers have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

(2) Until January 24, 2001, we were not permitted under French law to grant options to members of the Board of Directors (other than the Chairman of the Board) who are not employees.

     Our Board of Directors recently approved two Sodexho Alliance Stock Option Plans. The granting of stock options to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. The first plan was approved on September 17, 2002. Options under this plan, totaling 12,000, were granted to a single newly hired employee and will be valid from September 17, 2002 to March 31, 2008. The options vest in full on April 1, 2006 and may be exercised between April 1, 2006 and March 31, 2008 with an exercise price of EUR 47.00. The second plan was approved on October 10, 2002. Options under this plan, totaling 3,220, were granted to 46 employees and will be valid from October 10, 2002 to October 10, 2007. The options vest in full on October 10, 2006 and may be exercised between October 10, 2006 and October 10, 2007 with an exercise price of EUR 21.87. For both plans, if an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. For both plans, no options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options granted under both plans are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce). Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved the Sodexho Alliance Stock Option Plan A on January 11, 2002. The granting of stock options to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. Options under this plan will be valid from January 11, 2002 to January 10, 2007 and will be granted to our employees primarily located outside of the United States. The options granted under Plan A vest in full four years from the date of grant and may be exercised between January 11, 2006 and January 10, 2007. If an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. No options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Approximately 475 of our employees were granted options pursuant to this plan. Plan A stock options are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce).

     On January 11, 2002, our Board of Directors approved the Sodexho Alliance Stock Option Plan B, under which options will be granted to employees of Sodexho, Inc. and its affiliates. The issuance of shares to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. Options in Sodexho Alliance shares granted under this plan vest in full four years from the date of grant, and optionholders may exercise the options they receive during the two-year period between January 11, 2006 and January 10, 2008. If an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. No options granted under this plan may be transferred by the option holder other than by will or the laws of intestacy. Approximately 772 of our employees were granted options pursuant to this plan. Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     At the Extraordinary Shareholders' Meeting of February 13, 1996, our shareholders renewed the authorization given to our Board at the February 23, 1993 Extraordinary Shareholders' Meeting to issue shares to our employees through an employee stock ownership plan, the InterEnterprise Mutual Fund. Pursuant to this authorization, our Board of Directors has approved a separate stock ownership plan in each of the years between 1996 and 1999, inclusive, funded through market repurchases of our shares on the Paris Bourse. In December 2000, the Board authorized new issuances of shares to employees participating in our international employee stock ownership plan.

     In addition, in 2001 we created the Sodexho Alliance International Employee Stock Ownership Plan in which approximately 150,000 employees of Sodexho Alliance and Sodexho Alliance's majority-owned subsidiaries were eligible to participate. This plan was open for cash contributions from April 23, 2001 until September 19, 2001, and it offered two options to subscribe for shares. The first, called Alliance Plus, allowed employees to invest up to 2.5% of their gross annual pay. Each cash contribution was matched on a non-recourse basis by an unaffiliated bank with an additional contribution equal to nine times the employee's investment to be used towards the purchase of additional shares. If the stock appreciates in value during the term of the plan, the employees repay the matching funds to the bank and a portion of the stock's appreciation from the proceeds of the sale of the stock. If the stock depreciates in value, the employee is not responsible for reimbursing the bank for its loss. Under the second plan, called Alliance Classic, employees were given the option of investing up to 25% of their gross annual compensation towards the purchase of shares at a discount to fair market value. The two plans were not mutually exclusive, and employees could select a combination of the two for investment. Under both plans, employee investments cannot be withdrawn without penalty for a period of five years from the time of investment. The employee in both cases benefited from a discount of up to 20% of the fair market price of our shares at the time the shares were issued. On October 18, 2001, the Board of Directors issued 1,385,848 shares with a par value of EUR 4 each and an issue price of EUR 44.10 per share for United States employees and EUR 41.51 for other employees.

     As of August 31, 2002 more than 34,600 employees held 2,590,925 Sodexho Alliance shares, representing 1.63% of the outstanding shares of Sodexho Alliance.

     Certain members of management have been granted options to purchase Sodexho Alliance shares repurchased by us in the open market or funded through future issuances. Options in Sodexho Alliance shares granted under our plans vest in full five years from the date of grant, except for the December 11, 1997 grant, which vests in full six years after the date of grant and Plan A and Plan B, which vest in full four years after the date of grant. In general, if an optionholder dies during his or her employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. Options granted pursuant to Board resolutions of January 25, 2000, April 4, 2000 and February 21, 2001, however, provide that if an optionee dies, such person's vested options may be exercised between March 1, 2005 and January 23, 2006 only (and not in the six months following such person's death). No option may be transferred by the optionee other than by will or the laws of intestacy. In any event, all options must be exercised within one year of vesting.

     Prior to our acquisition of the portion of SMS we did not already own in June 2001, approximately 6.4 million SMS stock options had been granted under the SMS 1998 Stock Incentive Plan, 2.7 million of which were vested and 3.7 million of which were unvested at the time of the acquisition. Under the terms of this plan, SMS stock options were granted to officers and key employees at an exercise price not less than the market price of SMS stock on the date of grant. Most of the SMS options vest 25% each year during the four years following the date of grant and expire ten years following the date of grant. If an SMS optionholder dies during his or her employment, all such person's SMS stock options become fully vested and may be exercised up to one year after his or her death to the extent vested at the time of his or her death. In the event an SMS employee is terminated, such employee's SMS stock options may be exercised up to three months after the date of his or her termination to the extent vested at the time of his or her termination. No SMS stock option may be transferred by the optionee other than by will or the laws of intestacy.

     Certain members of SMS's management have received restricted stock units in connection with their employment. These units vest 25% each year during the four years following the date of grant. If a holder of restricted stock units dies during his or her employment, all such person's restricted stock units become fully vested. If an employee is terminated, such employee's unvested restricted stock units will be forfeited. No restricted stock units may be transferred by their holder prior to conversion, as described in the following paragraph.

     Pursuant to the terms of our agreement to acquire the 53% of Sodexho, Inc. we did not already own, vested SMS stock options were cancelled in exchange for a cash payment equal to the option spread (i.e., the difference between the exercise price and the tender price offered by us for SMS shares), and unvested SMS stock options were converted into the right to indirectly purchase our ordinary shares or our ADSs. The unvested restricted stock units were converted into the right to indirectly receive, pursuant to their vesting, our ordinary shares or our ADSs. Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American DepositaryShares to be delivered to SMS optionholders will be purchased by Sodexho Alliance on the open market.

     As of November 30, 2002, 2,940 members of management held 4,836,384 options to purchase Sodexho Alliance shares and 190,866 restricted stock units, representing 3% of the shares of Sodexho Alliance on a fully-diluted basis.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

         Below is a diagram illustrating our ownership as of December 31, 2002.

     The only shareholder known to management to beneficially own 5% or more of our shares is Bellon SA, a French company controlled by our chairman, Pierre Bellon, and members of his family. As of December 31, 2002, Bellon SA beneficially owned 61,529,671 shares of the company (representing approximately 39% of our outstanding share capital and 40% of the voting power relating to our outstanding share capital), and Pierre Bellon and his children beneficially owned approximately 55% of the outstanding capital stock of Bellon SA. As of the same date, Bernard Bellon and his children owned 13% of the outstanding capital stock of Bellon SA, and certain others owned 14% of such stock. As of the same date, Sofinsod, one of our wholly-owned subsidiaries, held an indirect interest of approximately 5% in Sodexho Alliance, SA through its interest of approximately 14% in Bellon SA. Sofinsod and another wholly-owned subsidiary, Etinbis, together have an indirect interest of approximately 2% in Sodexho Alliance, SA through their respective interests of approximately 57% and 43% in Societe Financiere de la Porte Verte, which in turn owns approximately 4% of Bellon SA. Pursuant to French law, these shares owned by our subsidiaries are not entitled to any vote. Excluding the Bellon SA shares owned by our subsidiaries, as of December 31, 2002, Pierre Bellon and his children owned 67% of the outstanding capital stock of Bellon SA, Bernard Bellon and his children owned 16% of such stock and certain others owned 17% of such stock,

     To management's knowledge, there have not been any significant changes in Bellon SA's ownership interest in the company during the past three years, and there are no agreements granting Bellon SA or any other shareholder different voting rights from our other shareholders. As disclosed in "Item 10.B. Additional Information Memorandum and Articles of Association Relating to Shares," a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder.

     As of August 31, 2002, our shares were owned by approximately 81,260 shareholders, including approximately 34,600 people acquiring their shares through our various employee stock ownership plans (together, our employees own approximately 2% of our outstanding capital stock). French citizens hold approximately 9% of our shares, while French institutional investors hold approximately 26% of our shares. To the best of our knowledge and after having made reasonable inquiries, as of August 31, 2002, foreign shareholders held approximately 23% of our shares. This figure may not be entirely accurate because we can obtain only limited information regarding the beneficial owners of our shares.

     We are not directly or indirectly owned or controlled by another corporation, other than Bellon SA, or by any government or other natural or legal person.

B.       Related Party Transactions

     To management's knowledge, since September 1, 2001 no loans have been made by Sodexho Alliance, Bellon SA or any of their subsidiaries to or for the benefit of key Sodexho Alliance management personnel or close members of their families, Bellon SA, any of its affiliates or any other enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any of the foregoing persons or entities.

     In the course of our business, we have occasionally entered into contracts with certain of our affiliates. The material terms of those material affiliate contracts which are currently in force or have been in force during some portion of the last three fiscal years are described below.

     On December 30, 1991, we entered into an agreement with Felix Bellon SA, the predecessor of Bellon SA, for consulting and advisory services. The contract renews automatically every year, but it can be terminated on three months' notice by either party. Amounts invoiced under this contract totaled EUR 3.7 million in fiscal 2002.

     In connection with the combination of our North American subsidiaries and Marriott Management Services in 1998, we entered into a Royalty Agreement and an Assistance Agreement with the resulting company, SMS. Pursuant to these agreements, both effective March 27, 1998, we granted SMS the right to use the name "Sodexho" in connection with its operations in the United States and Canada for a period of 10 years, for a royalty payment equal to 0.05% of its annual gross revenues. Amounts invoiced to SMS (now Sodexho, Inc.) by us were $2.5 million (approximately EUR 2.8 million) in fiscal 2002.

     Under the terms of the Assistance Agreement, which now renews automatically each year unless 30 days prior notice is given by either party requesting termination, we agreed to provide certain services to SMS, including services related to purchasing activities, catering and site support services, marketing, management and administration, legal and financial matters, human resources, communications and cash management. In exchange for these services, SMS pays us a fee equal to a percentage of the annual gross revenues of the SMS and its subsidiaries. Amounts invoiced to SMS (now Sodexho, Inc.) by us under the contract were approximately $8.6 million (approximately EUR 9.5 million) in fiscal 2002.

     Mr. Patrice Douce is a member of the Board of Directors of both Sodexho Alliance and Siges, a subsidiary of Sodexho Alliance. Siges has a contractual agreement with Sodexho Alliance for the rental of facilities and equipment in western France. In fiscal 2002, Sodexho Alliance invoiced Siges EUR 85,873 under this contract.

     In fiscal 2002, Mr. Douce invoiced Sodexho Alliance EUR 13,795 for services rendered as a speaker at Sodexho Management Institute.

     A list of Sodexho Alliance, SA's intercompany loans, advances, deposits and guarantees outstanding as of August 31, 2002 is provided below.


                                        Amount of
                                        deposits       Largest
                           Loans and    and            amount
                           advances     guarantees     outstanding  Total Amount
                           given and    given and      as of each    outstanding
                           outstanding  outstanding    of August     as of
                           as of August as of August   31, 2002,     August 31,
                           31, 2002     31, 2002       2001 and 2000   2002
                                             (thousands of euro)
 French subsidiaries
  Etin......................53,306                         53,306       53,306
  Astilbe................... 8,643                          8,643        8,643
  Societe Francaise de
   restauration et de
   services................. 2,363                          5,818        2,363
  Les Bateaux Parisiens.....   134                          1,330          134
  Sodexho cheques et
  cartes de service......... 1,078                          1,164        1,078
  Sodexho France SAS........    51                          1,414           51
  Societe Francaise de
   restauration.............   338                          1,072          338
  Societe Francaise de
   services.................   638                          3,177          638
  Societe Marseillaise de
   restauration et de
   services.................                   395            395          395
  Sofinsod..................                                  576
  Societe de Services de
   Proximite................                                  440
  Universal Sodexho Afrique.     1           2,236          2,822        2,237
  RGC.......................   131                            302          131
  Societe des thermes de
   Neyrac les bains.........                   826            983          826
  Siges.....................                                  994
  Sodexho Pass International   177          14,847         17,092       15,024
  Sogeres...................    95           9,884          9,979        9,989
  Ogre......................                                  100
 Foreign subsidiaries
  Sodexho, Inc.............349,034       1,045,460      1,922,491    1,394,494
  Sodexho Catering and
   Services GmbH...........      8          38,731         39,020       38,739
  Sodexho Scandinavian
   Holding AB..............                  2,556          3,613        2,556
  Sodexho Holding Ltd...... 13,530                         13,530       13,530
  Sodexho Services Group...                 46,620         46,620       46,620
  Sodexho Prestige.........                  3,149          3,149        3,149
  Sodexho Ltd..............     12          15,968         15,980       15,980
  Keyline Travel...........                  2,361          2,446        2,361
  Primary Management
   Aldershot...............                 22,715         22,715       22,715
  UK Detention Services....                                 1,631
  Kelvin International
   Services................                  5,038          5,218        5,038
  Universal Services
   Partnership.............                 18,827         27,159       18,827
  Harmondsworth............    326          28,338         88,056       28,664
  AIMS Corp................  5,182           7,022          7,348       12,204
  Sodexho Chili............                  1,906          7,669        1,906
  Sodexho Argentine........                    232            960          232
  Sodexho Singapore........                                   276
  Sodexho Venues
   Australia pty...........                                 2,476
  Sodexho Australia pty....                 10,674         10,674       10,674
  Universal Sodexho Eurasia      2                          9,759            2
  Universal Sodexho Scotland     8           9,422          9,430        9,430
  Saha.....................      8           1,652          2,280        1,660
  Sodexho Gabon............      2                            308            2
  Sodexho Nigeria..........      2             282            594          284
  Sodexho Tanzanie.........      8             285            317          293
  Sodexho Peru.............      3                         10,149            3
  Sodexho International SA.     12             271          1,827          283
  Sodexho Hellas...........                  1,700          1,700        1,700
  Catamaran Cruises........     18                            707           18
 Foreign affiliates
  Agecroft Prison
   Management.............   4,966                          5,144        4,966
  Sodexho Defence Services                   5,337          6,111        5,337
 Other....................     931           3,743         37,708        4,674
                           -------       ---------                   ---------
 TOTAL.................... 441,007       1,300,477                   1,741,484
                           =======       =========                   =========


C.       Interests of Experts and Counsel

     Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information.

     See Item 17.

Legal Proceedings

     We are involved in a number of legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to the above proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.

     Following the mandatory liquidation of SPAN Societe D'Exploitation du Parc D'Attraction de Nice (Parc Zygofolis)-in 1992, SPAN's receivers sued our directors and one of our subsidiaries, Sofinsod, demanding payment for our debts in excess of the proceeds from liquidation. The district court originally ruled in favor of the plaintiff, and Sofinsod was ordered to pay EUR 7,622,000 to SPAN's creditors. The ruling was subsequently overturned and the case is now on final appeal to the French Supreme Court. The French Supreme Court investigated this final appeal on September 17, 2002 and dismissed it in November 2002.



         In connection with the expansion of its activities in Lebanon, Sodexho Pass International SA (SPI), a subsidiary of Sodexho Alliance SA, acquired 40% of the share capital of Sodexho Pass Lebanon. Prior to the commencement of operating activities, SPI exerted its right to cancel the agreement due to a misunderstanding with one of the partners, the manager of Sodexho Pass Lebanon. The Lebanon partners are claiming damages up to $27 million from SPI. Based on the advice of external legal counsel, our exposure with respect to this case is a maximum of $400,000, and an appropriate amount has been accrued in the financial statements as of August 31, 2002.

     On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc.
(a predecessor company of Sodexho Marriott Services, Inc., now Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998, as well as reimbursement of plaintiffs' costs and attorneys' fees. Sodexho, Inc. has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc. has appealed this decision. The parties to this litigation have commenced discovery. In fiscal 2002, a provision of EUR 11 million was recorded for defense costs anticipated in connection with this lawsuit. A resolution of plaintiffs' claims in their favor could have a material effect on our net income.

Dividends

     We have paid dividends in each year since 1976. The payment and amount of dividends depend on our earnings and financial condition and other factors that our Board of Directors deem relevant. Dividends are recommended by our Board and are then voted on by the shareholders at the shareholders' ordinary general meeting. We have paid dividends in euro since 2000.

     Dividends paid to holders of American Depositary Shares (ADSs) or Sodexho Alliance shares who are not residents of France will generally be subject to French withholding tax at a rate of 25%. Holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, an additional payment (net of withholding tax) representing all or part of the French avoir fiscal, or tax credit, under conditions provided for in the relevant treaty and under French law. Investors in our ADSs or shares should consult their own advisors with respect to the tax consequences of an investment in ADSs or shares. For further information regarding taxation of dividends, see "Item 10.E. Additional Information -- Taxation."

     The table below sets forth, for the fiscal years indicated, the amount of dividends declared per share excluding the French avoir fiscal and the amount of dividends declared per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends declared for a given fiscal year are paid in the following fiscal year.


             Dividend        Dividend          Shares
             per share       per share         outstanding
             excluding       including         at the date     Total dividend
Year (1) (2) avoir fiscal    avoir fiscal      of payment      paid

                EUR    $     EUR      $                       EUR (in millions)
2000.........  0.56   0.50   0.84    0.75      134,350,116        75.2
2001.........  0.56   0.51   0.84    0.77      158,945,502        89.0
2002.........  0.61   0.60   0.915   0.90      159,021,416        97.0

------------------------------------------------------------------------------
(1) Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2) The amounts listed in this table have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001.

B.       Significant Changes

     Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.       Listing Details

     The principal trading market for our common shares, which have a par value of EUR 4 each, is Euronext Paris (formerly the Paris Bourse), where they have been listed since 1983. Since 1998, our shares have been included in the CAC 40 benchmark index of Euronext Paris. The table below sets forth, for the periods indicated, the reported high and low prices and average daily trading volume (in shares) for our outstanding shares on Euronext Paris and its predecessor, the Paris Bourse (all amounts have been restated to reflect stock splits). In accordance with the relevant European Union regulations, as of January 1, 1999 all shares listed on Euronext Paris are traded in euro so, for ease of reference, the table below indicates the euro prices converted at the 2 p.m. European Central Bank euro-franc exchange rate at the end of fiscal 1997 and 1998.

     Our Articles of Association (statuts) provide that fully-paid common shares may be held in either registered or bearer form at the option of the shareholders.

     Prior to the listing of our shares on the New York Stock Exchange, effective April 3, 2002, there was no public trading market in the United States for our shares or the ADSs.

                                                                                                            Average daily
                                                                                                           trading volume
                                   Fiscal Year                                   High             Low        (in shares)
                                                                                  EUR             EUR
          1998.................................................................. 48.85           23.83          241,824
          1999.................................................................. 48.96           32.51          274,315
          2000.................................................................. 47.74           31.38          317,693
          2001.................................................................. 60.10           41.13          397,875
          2002.................................................................. 55.75           25.10          574,261

                                                                                                            Average daily
                                                                                                           trading volume
                                    Fiscal Year                                  High             Low        (in shares)
          2001                                                                   EUR              EUR
             First Quarter...................................................... 50.43           41.13          265,353
             Second Quarter..................................................... 52.88           42.74          374,575
             Third Quarter...................................................... 58.22           47.93          397,167
             Fourth Quarter..................................................... 60.10           47.10          552,948

          2002                                                                    EUR             EUR
             First Quarter...................................................... 55.75           41.65          647,348
             Second Quarter..................................................... 48.42           42.65          439,090
             Third Quarter...................................................... 48.62           36.63          616,982
             Fourth Quarter..................................................... 38.40           25.10          593,625
             July............................................................... 38.24           25.10          665,711
             August............................................................. 31.15           26.05          542,778
             September.......................................................... 30.83           18.25          798,410
             October............................................................ 25.00           18.11          766,992
             November........................................................... 26.90           20.75          667,148
             December........................................................... 26.85           21.50          513,782

ADS trading volumes from April 3, 2002 through December 31, 2002 were less than 2,000 shares per day.

B.       Plan of Distribution

     Not Applicable.

C.       Markets

         See Item 9.A.

D.       Selling Shareholders

     Not Applicable.

E.       Dilution

     Not Applicable.

F.       Expenses of the Issue

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

     We have only one class of share capital, consisting of common shares with a nominal value of EUR 4 per share. All of our outstanding shares are fully-paid. Our Articles of Association (statuts) provide that fully-paid shares may be held in registered or bearer form at the option of the shareholder. The most recent survey on August 31, 2002 found 45,619 identified holders of bearer shares and 1,041 holders of registered shares.

     In accordance with French law concerning dematerialization of securities, the ownership rights of shareholders are represented not by share certificates but rather by book entries. We maintain a share account with Societe Generale for all shares in registered form, which is administered by Societe Generale.
In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder's request, through the shareholder's accredited intermediary. Each shareholder account shows the name of the holder, the number of shares held and, in the case of shares held through an accredited intermediary, the fact that the shares are held through such intermediary. Societe Generale, as a matter of course, issues confirmation to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

     Shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Societe Generale. That account is separate from our share account with Societe Generale. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Societe Generale. Our statuts permit us to request that Societe Generale provide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights held in bearer form and with the number of shares or other securities so held.

     Our statuts do not contain any restrictions relating to the transfer of shares. Under French law, registered shares must be converted into bearer form before being traded on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside of France. No registration tariff is normally payable in France unless a transfer instrument has been executed in France.

     As of August 31, 2002, our share capital, as authorized in our statuts, was EUR 636,085,664, represented by 159,021,416 shares, and, as of December 31, 2002, our share capital was EUR 636,086,260, represented by 159,021,565 shares. Our Board updates our statuts regularly to take into account increases in share capital due to the issuance of shares in connection with employee stock ownership plans, the exercise of stock options, warrants and subscription rights and any conversion of convertible bonds. Between August 31, 2002 and December 31, 2002, we issued a total of 149 shares for these purposes.

     As of August 31, 2002 and December 31, 2002, we directly owned 2,647,723 shares, roughly 1.7% of total share capital, with face value EUR 4 per share and book value of EUR 4 per share. Sofinsod, one of our wholly-owned subsidiaries, holds an indirect interest of approximately 5% in Sodexho Alliance, SA through its interest of approximately 14% in the capital of Bellon SA. Sofinsod and another wholly-owned subsidiary, Etinbis, together have an indirect interest of approximately 2% in Sodexho Alliance, SA, through their respective interests of approximately 57% and 43% in La Societe Financiere de la Porte Verte, which in turn owns approximately 4% of Bellon SA.

Equity-Linked Securities

     In January 2002, the Board of Directors issued 1,657,282 options. On September 17, 2002, the Board of Directors issued 12,000 options. On October 10, 2002, the Board of directors issued 3,220 options.

     At the Extraordinary Shareholders' Meeting of February 13, 1996, our shareholders authorized the Board to issue bonds with equity warrants in an aggregate face amount not to exceed EUR 304,898,000. On May 21, 1996, the Board approved the issue of EUR 304,898,000 in debt pursuant to this authorization at a face value of EUR 762 per bond. Each of the 400,000 issued bonds carried a warrant giving the right to subscribe one share of our common stock, without preemptive subscription rights, at a price of EUR 411.61 until June 7, 2004. Following our increase in share capital which took effect in December 1997, each warrant entitled the holder to subscribe for 1.02 shares of common stock for EUR 411.61. After the April 1998 bonus share issue, each warrant entitled the holder to subscribe for 4.08 shares per warrant. Following our four-for-one stock split effective March 7, 2001 and the capital increase in June 2001, each warrant currently entitles the holder to 16.66 shares per warrant. The exercise price remains unchanged at EUR 411.61. As of December 31, 2002, 374,773 warrants were still outstanding.

Changes in Share Capital

     The table below indicates the changes in our share capital in the fiscal years ending August 31, 1999, 2000, 2001 and 2002 and in the period commencing August 31, 2002 and ending December 31, 2002, retroactively adjusted, where appropriate, to reflect our four-for-one stock split effective March 7, 2001.

                           Shares
                         outstanding
       Date           before new issue                    Type of transaction                    Shares created
February 23, 1999       33,465,942        Exercise of warrants (143) (1)                                    143
June 10, 1999           33,466,085        Exercise of warrants (9) and stock options (224)
                                          (1); cash increase in issued capital before its
                                          conversion into euro (FRF 165,762,689.01) (2)                     233
August 31, 1999         33,466,318        Exercise of warrants (38) and stock options
                                          (29,224) (1)                                                   29,379
December 9, 1999        33,495,697        Exercise of warrants (4) and stock options
                                          (71,468) (1)                                                   71,484
August 31, 2000         33,567,181        Exercise of stock options (1)                                  20,348
October 13, 2000        33,587,529        Exercise of stock options (1)                                   1,552
December 5, 2000        33,589,081        Exercise of stock options (1)                                  18,020
December 11, 2000       33,607,109        Exercise of warrants and stock options (1)                     36,524
December 15, 2000       33,643,625        Exercise of stock options (1)                                  36,108
January 22, 2001        33,679,733        Exercise of warrants (1)                                           82
March 7, 2001           33,679,815        Four-for-one stock split                                            -
April 9, 2001          134,719,260        Exercise of warrants (1)                                           16
April 10, 2001         134,719,276        Exercise of warrants (1)                                      261,838
May 3, 2001            134,981,114        Exercise of stock options (1)                                   6,256
May 14, 2001           134,987,370        Exercise of warrants (1)                                          278
May 15, 2001           134,987,648        International Employee Stock Ownership Plan(3)                  4,728
July 4, 2001           134,992,376        Share issue(4)                                             22,498,729
August 24, 2001        157,491,105        Exercise of stock options (1)                                  23,034
August 27, 2001        157,514,139        Exercise of warrants (1)                                           50
August 31, 2001        157,514,189        Exercise of warrants (1)                                       45,465
October 18, 2001       157,559,654        International Employee Stock Ownership Plan (3)             1,385,848
December 10, 2001      158,945,502        Exercise of stock options (1)                                   4,173
December 18, 2001      159,949,675        Exercise of warrants (1)                                        2,499
January 11, 2002       158,952,174        Exercise of stock options (1)                                   8,180
January 31, 2002       158,960,354        Exercise of warrants (1)                                           16
February 25, 2002      158,960,370        Exercise of stock options (1)                                   5,726
February 28, 2002      158,966,096        Exercise of warrants (1)                                       51,230
April 17, 2002         159,017,326        Exercise of stock options (1)                                   4,090
October 1, 2002        159,021,416        Exercise of warrants (1)                                          149

__________________
(1) Please see our disclosure in this Annual Report on Form 20-F regarding our options and warrants.
(2) The cash increase in issued capital was made in order to obtain a EUR 16 per share par value for the outstanding shares due to rounding.
(3) Please see our description of the Sodexho Alliance International Employee Stock Ownership Plan described in "Item 6.E. Directors, Senior Management and Employees--Share Ownership" for the terms of this plan. These shares were issued to employees at a discount of 15% to 20%, depending upon the jurisdiction in which the shares were issued to our employees, from the fair market value of the shares at the time of issuance.
(4) We raised EUR 1.0 billion by issuing 22,498,729 new shares to our existing shareholders for cash. Pursuant to the terms of the offering, each of our shareholders was entitled to purchase one share for every six shares held by such shareholder at the time of the offering, at a price of EUR 45 per share.

Authorizations

     At the Extraordinary Shareholders' Meeting of February 5, 2002, our shareholders authorized the Board to increase our issued capital on one or more occasions, at any time over the 26 month period from such date, by issuing common shares, warrants and share equivalents with or without preemptive subscription rights. The shareholders authorized these issuances to be funded in cash or by capitalizing reserves. The issuances of capital are subject to the following restrictions: share issues funded with cash may not exceed an aggregate par value of EUR 175,000,000 at any one time; issues of debt securities may not have the effect of increasing our indebtedness by more than EUR 1,200,000,000; and the aggregate par value of share issues funded by capitalizing reserves may not exceed the amount of treasury reserves. Our shareholders also authorized the Board of Directors to repurchase shares of our stock for a period of 18 months following the meeting. The terms of this repurchase program have been approved by the French Commission des Operations de Bourse. Pursuant to this authorization, we purchased 2,123,500 shares on the open market in fiscal 2002. The maximum purchase price authorized for each share was EUR 70.00, and the maximum number of shares to be repurchased is an amount equal to 10% of the issued shares or the limits specified by law.

B.       Memorandum and Articles of Association

     The following summary contains a description of the material provisions of our Articles of Association (statuts), which does not purport to be complete and is qualified in its entirety by reference to our statuts, an English translation of which is attached hereto as an exhibit, and French company law.

Registration and Corporate Purpose

     Sodexho is a societe anonyme a Conseil d'Administration, a form of limited liability company established under French law. Our bylaws were registered in Versailles, France on December 31, 1974 under the number 301,940,219, Code
APE 741 J.

     Our objects and purposes are set out in Article 2 of our statuts. These include

o studying and providing all services in connection with the organization of catering;

o operating restaurants, bars, hotels and any business related to catering, the hotel industry, hotel services, tourism, leisure;

o providing, in whole or in part, the services required for the operation, maintenance and management of office, commercial,industrial, leisure, health and educational establishments and buildings, and providing services connected with the operation and maintenance, in whole or in part, of facilities associated with the foregoing;

o providing installation, maintenance, repair and replacement services related to any type of facility;

o providing consultancy services and studying the economic, financial and technical aspects of all projects and services connected with the operation or organization of the above-mentioned businesses and, specifically, all transactions involving advice relating to the operation or organization of the above-mentioned businesses;

o creating, purchasing and holding companies, irrespective of their corporate purpose; and

o engaging in any business transactions directly or indirectly related to the foregoing or to any similar or related objects.

Directors

     We are managed by a Board of Directors. The Board of Directors is invested with all permissible powers relating to third parties within the scope of our objects, subject to limitations prescribed by our shareholders and French law. Under French law, the Board of Directors prepares and presents the year-end accounts to the shareholders and convenes shareholders' meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies.

     The Board of Directors is composed of a minimum of three members and a maximum of 18 members appointed at the ordinary general meeting of the shareholders. The Board of Directors is authorized to act in all circumstances in the name of Sodexho Alliance, subject to our corporate purpose and to those powers granted by law or at shareholder meetings. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to societes anonymes, violation of our statuts or mismanagement. A Director may be held liable for such actions both individually and jointly with the other directors. The Executive Committee, which is appointed by the Board of Directors, determines our general strategy and guides our international development.

     The Directors' term of office was six years until February 5, 2002. This term was changed to three years at the Extraordinary Shareholders' meeting of February 5, 2002. Any Director may stand for reelection. A Director appointed to replace another Director whose term of office has expired can only remain in office for the remaining period of the term of office of his or her predecessor. Except in the event of termination of employment if the Director is a salaried employee, or in the event of resignation, removal or death, the term of office of a Director expires at the end of the ordinary general meeting held during the year in which the Director's term of office expires. Our statuts allow for the election of directors at staggered times. At the Annual Meeting of Shareholders in February 2003, it is expected that two of our directors' terms will be renewed, one of our director's term will not be renewed and one new director will be elected.

     The Board of Directors elects a Chairman from among its members and may elect one or more Vice Chairmen. The Chairman must retire no later than the end of the ordinary general meeting of shareholders held in the year in which he or she reaches 85 years of age. The shareholders may, during the following ordinary general meeting, extend this age limit.

     Meetings of the Board of Directors, which are held as often as necessary, are normally convened and presided over by the Chairman or Vice Chairman. A quorum consists of one-half of the members of the Board of Directors, and decisions are taken by a vote of the majority of the members present or represented by other members of the Board of Directors. A Director may give a proxy to another Director but a Director cannot represent more than one other member at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining the existence of a quorum.

   Transactions between Us and Our Directors

     Any agreement between us and any one of the members of the Board of Directors that is not in the ordinary course of our business is subject to the prior authorization of the disinterested members of Board of Directors. The same applies to agreements between us and another company if one of the members of the Board of Directors is the owner, general partner, manager, director, general manager or member of the executive or supervisory board of the other company.

   Directors' Compensation

     The aggregate compensation of the Board of Directors is determined at the ordinary general meeting of the shareholders. The Board of Directors then divides up this compensation among its members. It may allocate exceptional compensation to some of its members for assignments undertaken by them. In addition, compensation may be granted to directors on a case-by-case basis for special assignments. The Board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by Directors in the corporate interest.

   Directors' Borrowing Powers

     All loans or borrowings may be decided by the Board of Directors within the limits duly authorized by the ordinary general meeting of the shareholders.

   Directors' Age Limits

     The number of Directors having reached age 70 may not at any time exceed one-third of the total number of Directors in office. Any such Directors may remain in office only until the end of the next ordinary general meeting of shareholders. In the event that the number of Directors reaching the age of 70 during one year exceeds one-third of the total number of Directors in office, the order of retirement is decided by drawing lots during a meeting of the Board of Directors.

   Directors' Share-Ownership Requirements

     Each member of the Board of Directors must own at least four hundred of our shares.

Rights, Preferences and Restrictions Relating to Shares

     We currently have one class of shares, consisting of common shares with a nominal value of EUR 4 per share. Our statuts provide that fully-paid shares may be held in registered or bearer form. Shares not fully-paid may be held in registered form only. The rights, preferences and restrictions attaching to the shares are set forth below.

   Dividend Rights

     We may distribute dividends to our shareholders from net income in each fiscal year (after deductions for depreciation and provisions), as increased or reduced by any profit or loss carried forward from prior years and as reduced by the legal reserve fund described below, after payment of the initial dividend described below. These distributions are subject to applicable provisions of French law.

     Under French law, we are required to contribute a minimum of 5% of our annual net income in each fiscal year, after a reduction for any losses carried forward from previous years, to a legal reserve fund. The obligation to make this minimum contribution ceases if and so long as we maintain a legal reserve equal to 10% of the aggregate nominal value of our issued share capital. The legal reserve is distributable only upon our liquidation. The remaining net income, increased by any profits carried forward, constitutes the distributable profits.

     On the recommendation of the Board of Directors, shareholders may decide to carry forward all or part of any distributable profits remaining after payment of the initial dividend to the next fiscal year as retained earnings or to allocate them to (i) the creation of reserves; (ii) contingency funds for the purpose of total or partial redemption of our shares; or (iii) the shareholders as additional dividends. The Board of Directors may propose a dividend for approval by the shareholders at the ordinary general meeting.

     Right of Inspection

     Any shareholder has a right of access to all of our corporate documents (e.g., shareholder lists, corporate minutes, financial records) required to assess the management of the Company.

     We must distribute dividends to our shareholders pro rata according to their shareholdings. Dividends are payable to holders of shares outstanding on the date of the shareholders' meeting approving the distribution of dividends, or, in case of interim dividend, on the date the Board of Directors meets and approves the distribution of interim dividends. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by the Board of Directors, if no decision is taken by the shareholders. We must pay any dividends within nine months of the end of the fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of the date of payment are forfeited.

     If proposed by the Board of Directors and decided at the ordinary general meeting, each shareholder may be granted at the ordinary general meeting a choice between payment of the dividend in cash or in shares, for all or for part of the dividend, according to the procedures set out under French law.

   Voting Rights

     Subject to the limitations on voting rights described below under "Shareholders'Meetings" and "Disclosure of Shareholdings," each shareholder is entitled to one vote per share at any general meeting of our shareholders. A double voting right is granted to holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder. Any share whose ownership is transferred (certain intra-family transactions excepted) or which is converted into a bearer share loses the right to the double vote. Double voting rights also attach to any shares issued by right to shareholders in proportion to the number of shares with double voting rights which such shareholders held prior to the issuance. Votes can be cast by proxy or by mail. Proxies can only be exercised by the shareholder's spouse or by another shareholder. Our statuts do not grant our shareholders the right to cumulate their votes when electing directors and French law does not automatically grant this right to shareholders.

   Rights in the Event of Liquidation

     In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed to repay the nominal value of our shares in full. Any surplus will then be distributed pro rata among our shareholders.

   Preferential Right of Subscription

     Under French law, shareholders have preemptive rights to subscribe for cash issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the Board of Directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable preferential right to subscribe to the new securities, for a limited period of time. A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may also grant to existing shareholders a non-transferable form of preemptive right to subscribe to any new securities that may affect our share capital. Shareholders may also notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

     Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be listed on Euronext Paris.

   Redemption of Shares

     Under French law, our Board of Directors is entitled to redeem a set number of shares as authorized by our shareholders at an extraordinary shareholders' meeting, provided that the capital reduction has not been undertaken in an attempt to mask the effect of losses. In the case of such an authorization, the shares redeemed must be cancelled within one month after the end of the offer to purchase such shares from shareholders. One notable exception to this rule, however, is that shares redeemed on the open market need not be cancelled if the company redeeming the shares grants options on or awards those shares to its employees within one year of the redemption.

   Liability to Further Capital Calls

     Shareholders are liable for corporate liabilities only up to the nominal amount of the shares they hold.

Changes to Shareholders' Rights

     A two-thirds majority vote at the extraordinary shareholders' meeting is required to change our statuts, which set out the rights attaching to our shares. The extraordinary shareholders' meeting may not increase shareholders' obligations, except in the event that different classes of shares are merged. However, in such case, any decision involving a change in the rights attaching to a class of shares shall be final only following its ratification by a two-thirds majority of a special meeting of the shareholders of the class concerned.

Shareholders' Meetings

     In accordance with French law, there are two types of shareholders' general meetings: ordinary and extraordinary. Ordinary general meetings are required for matters such as the election of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends and the issuance of debt. Extraordinary general meetings are required for the approval of matters such as amendments to our statuts, approval of mergers, increases or decreases in share capital, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities.

   Convocation of Meetings

     The Board of Directors is required to convene an annual ordinary general meeting of shareholders, which must be held within six months of the end of our fiscal year, to approve the annual financial statements for the fiscal year. Other ordinary or extraordinary general meetings may be convened at any time during the year. Meetings of shareholders may be convened by the Board of Directors or, if the Board of Directors fails to call such a meeting, by our statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent by (i) one or several shareholders holding at least 10% of our share capital; (ii) any interested party in emergency cases; or (iii) certain duly qualified associations of shareholders. The notice calling a meeting must state the matters to be considered at the meeting.

     At least 30 days prior to the date set for any general meeting of shareholders, a preliminary notice must be sent to the Commission des Operations de Bourse (the "COB"), the administrative agency responsible for overseeing the French securities markets, and published in France in the Bulletin des Annonces Legales Obligatoires (bulletin of obligatory legal announcements) (the "BALO"). This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. Within 10 days of the notice, one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization) or a duly qualified association of shareholders holding a specified percentage of voting rights may propose additional resolutions to be voted on at the meeting. At least 15 days prior to the date set for a general meeting on its first call, and at least six days before any meeting's second call, notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the administrative region (departement) in which we are registered, as well as in the BALO, with prior notice to the COB. The notice must state the type, agenda, place, date and time of the meeting. No action may be taken at a meeting on any matter not listed on the agenda for that meeting, subject to exceptions relating to the dismissal of directors under certain circumstances and to certain miscellaneous matters.

   Attendance of and Voting at Meetings

     Attendance and the exercise of voting rights at general meetings of shareholders are subject to certain conditions. A holder of registered shares must have his shares registered in his own name in a shareholder account maintained by us or on our behalf at least five days prior to the meeting. A holder of shares in bearer form must obtain from the financial intermediary with whom the shares have been deposited a certificate indicating the number of bearer shares owned and attesting to the fact that the shares are not transferable until the time fixed for the meeting.

     All shareholders who have properly registered their shares have the right to participate in general meetings, either in person or by proxy, and to vote either by proxy or by mail according to the number of shares they hold. Proxies will be sent to any shareholder on request, but they can only appoint the shareholder's spouse or another shareholder as proxy. Any vote made by mail shall be deemed valid if received by us at least three days prior to the date of the meeting, but the attendance of the shareholder automatically cancels any proxy previously executed by that shareholder or any previous vote made by mail.

     Under French law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights, are not counted for quorum or majority purposes, and do not receive dividends.

     Under French law, the presence in person or by proxy of shareholders holding an aggregate of not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase affecting reserves, such as a stock dividend) or 33,1/3 % (in the case of any other extraordinary general meeting) of voting shares is necessary for a quorum. If a quorum is not reached at any meeting, that meeting is adjourned. There is no quorum requirement upon recommencement of an adjourned ordinary general meeting. Upon the reconvening of an extraordinary general meeting, the presence in person or by proxy of shareholders having not less than 25% of the eligible voting rights is necessary for a quorum, except when an increase in our share capital is proposed through the incorporation of reserves, profits or a share premium, in which case the quorum requirements are those applicable to ordinary general meetings.

     At an ordinary general meeting or at an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, a simple majority of the votes cast is required to pass a resolution. At any other extraordinary general meeting, a two-thirds majority of the votes cast is required to pass a resolution. However, a unanimous vote is required to increase the liabilities of shareholders. Abstention from voting by those present or represented by proxy is deemed to be a vote against the resolution submitted to a vote.

Limitation on Security Ownership

     There is no limitation, under French law or in our statuts on the right of non-French residents or non-French security holders to own or, where applicable, to vote our securities.

Change in Control/Anti-Takeover

     There are no provisions in the statuts that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. There also are not any provisions in our statuts that allow for the issuance of preferred stock upon the occurrence of takeover attempts or the addition of other "anti-takeover" measures without a shareholder vote.

Disclosure of Shareholdings

     French law provides that any individual or entity, acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 20%, 33%, 50% or 66% of our shares or voting rights attached to our shares, or whose holdings fall below any of these thresholds, must notify us of the number of shares or voting rights that person or entity holds within 15 calendar days of the date the threshold has been crossed. The individual or entity must also notify the Conseil des Marches Financiers (financial markets council) (the "CMF") within five Euronext Paris trading days of the date on which the threshold is crossed. If the shareholder fails to comply with this notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights or the voting rights will not be exercisable, as the case may be, for two years from the date on which the owner of the shares or voting rights complies with the notification requirement. In addition, any shareholder who fails to comply with the above requirements may have all or part of his voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to other penalties.

     In addition to the requirements set out in French law, our statuts provide that every person or corporate body who acquires or ceases to hold, directly or indirectly, 2.5% or more of our shares must notify us within a period of 15 days from the date when the threshold is exceeded. If the shareholder fails to comply with the notification requirement, any shareholder holding at least 5% of the authorized capital can cause the shares in excess of this threshold to be deprived of voting rights for two years following the date of the notification.

     In order to permit shareholders to give the notice required by law or by our statuts, we are obligated to publish information disclosing the total number of votes eligible to be cast at our annual ordinary general meeting in the BALO within 15 calendar days of the general meeting. In addition, if the number of eligible votes changes by at least 5% between two ordinary general meetings, we are required to publish the number of votes then available in the BALO within 15 calendar days of the change and to provide the CMF with a written notice. In order to facilitate compliance with the notification requirements, a holder of ADSs may notify the Depositary, and the Depositary shall immediately forward the notification to us and the CMF.

     Under the regulations of the CMF, and subject to limited exemptions, anyone acquiring 33 1/3% or more of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Changes in Capital

     As of December 31, 2002 our share capital was EUR 636,086,260, divided into 159,021,565 shares at a par value of EUR 4 each, all fully-paid and of the same class. Pursuant to authorizations granted by the shareholders at previous meetings, see "Authorizations," we are entitled to increase this share capital under certain circumstances.

     Pursuant to French law, our share capital may be increased only with the approval of the shareholders at an extraordinary general meeting upon the recommendation of the Board of Directors. Our share capital may be increased by the issuance of additional shares, by the issuance of a new class of equity securities or by an increase in the nominal value of the shares. The shareholders may delegate to the Board of Directors the powers required to effect in one or more stages (subject to the limitations provided by French law) any increase in share capital previously authorized by the shareholders. A reduction in our share capital can be accomplished either by decreasing the nominal value of the shares or by reducing the number of outstanding shares.
The number of outstanding shares may be reduced either by an exchange of shares or by our repurchase and cancellation of shares.

C.       Material Contracts

     We are not currently party to any contract, nor have we been party to any contract within the last two years, which we believe to be individually material to our business or operations.

D.       Exchange Controls

     The French commercial code currently does not limit the right of nonresidents of France or non-French persons to own and vote shares. However, nonresidents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending on factors such as the acquiring party's intentions and the acquiring party's ability to elect directors, and financial reliance on us by the relying party.

     Under current French exchange control regulations, there are no limitations on the import or export of capital or on the amount of payments that may be remitted by us to non-residents. Laws and regulations concerning foreign exchange control do require, however, that all payments or transfers of funds (including payments of dividends to foreign shareholders) made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

E.       Taxation

French Taxation

     The following is a general summary of the material French tax consequences of purchasing, owning and disposing of shares or ADSs. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

     This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the shares and of the ADSs or a comprehensive description of all of the tax considerations that may be important for your decision to purchase shares or ADSs.

     There is currently no direct simplified procedure available for holders of ADSs who are not United States residents to claim or receive from the French tax authorities any tax treaty benefits in respect of dividends that the holder may be entitled to receive pursuant to a treaty between France and the holder's country of residence.

     The following summary does not discuss the treatment of shares or ADSs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

     As a general matter, we encourage you to consult your own tax advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs arising from your particular circumstances and the specific laws applicable to you, including the availability and terms of any applicable tax treaty.

Taxation on Sale or Disposal of Shares or ADSs

     On the basis of the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, of our dividend rights (benefices sociaux) at any time during the preceding five years, are not subject to any French income tax or capital gains tax on any sale or disposal of shares.

     If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of EUR 3,049 per transfer) provided that no duty is due if such written share transfer agreement is executed outside France.

     An owner of shares resident outside France may trade shares on the Euronext Paris. Should such owner, or the broker or other agent through whom a sale is effected, require assistance in this connection, an accredited intermediary should be contacted. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded (impot sur les operations de bourse) is payable at a rate of 0.3% on transactions up to EUR 153,000 and at a rate of 0.15% thereafter, subject to a rebate of EUR 23 per transaction and a maximum assessment of EUR 610 per transaction. Transactions made by non-residents of France are not subject to the payment of such tax. In addition, while not strictly a tax, a fee or commission is payable to the financial intermediary whether within or outside France.

Taxation of Dividends

     In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid for individuals and for certain entities, or 15% of the dividend paid for other entities. Pursuant to regulations finalized on December 31, 2001, the 15%-rate avoir fiscal was increased to 70% of all or part of the precompte defined below. Under French domestic law, dividends paid to nonresidents are normally subject to a 25% withholding tax and nonresidents are generally not eligible for the benefit of the avoir fiscal.

     However, the following countries and territories (including Overseas Territories) have entered into income tax treaties with France whereby tax residents of such countries and territories may, as provided in the relevant treaty, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).



Australia                    Ghana                      Malta                      Spain
Austria                      Iceland                    Mauritius                  Sweden
Belgium                      India                      Mexico                     Switzerland
Bolivia                      Israel                     Namibia                    Togo
Brazil                       Italy                      Netherlands                Turkey
Burkina Faso                 Ivory Coast                New Zealand                Ukraine
Cameroon                     Japan                      Niger                      United Kingdom
Canada                       Latvia                     Norway                     United States of America
Estonia                      Lithuania                  Pakistan                   Venezuela
Finland                      Luxembourg                 Senegal
Gabon                        Malaysia                   Singapore
Germany                      Mali                       South Korea

Overseas Territories and Other

     New Caledonia
     Saint-Pierre et Miquelon
     Mayotte

     Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities). The "Taxation of Dividends" section below describes the provisions of the income tax treaty between the United States and France.

     Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

     Dividends paid to nonresidents of France benefiting from the avoir fiscal in accordance with a tax treaty will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (with the exception of certain shareholders resident in Germany and subject to filing formalities as provided for by an instruction dated May 13, 1994 and released on June 7, 1994) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, provided that they establish, before the date of payment of the dividend, their entitlement to such reduced rate.

     If shares are sold in a trade executed on the monthly settlement market during the month of a dividend payment date, the seller rather than the purchaser will be entitled to the avoir fiscal with respect to dividends paid on those shares on that date, unless the seller elects on the determination date to settle by the last trading day of the month and the dividend payment date occurs after the determination date.

     Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a precompte (equalization tax) by such companies equal to the avoir fiscal attached to the corresponding dividends. The precompte is paid by the distributing company to the French tax authorities and is equal to a maximum of 50% of the net dividend before withholding tax. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the nonresident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may generally obtain from the French tax authorities a refund of such precompte actually paid in cash by us, if any (net of applicable withholding tax). We believe that we would be subject to payment of a precompte with respect to any dividends payable in the foreseeable future.

Estate and Gift Tax

     France imposes estate and gift tax on certain real and personal property acquired by inheritance or gift from a nonresident of France if such property is deemed to be situated in France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in shares or ADSs should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding and the availability of, and the conditions for claiming exemption under, such a treaty.

Wealth Tax

     In the absence of a more favorable tax treaty, the French wealth tax (impot de solidarite sur la fortune) does not apply to non-French resident individual investors owning directly or indirectly less than 10% of our capital stock.

Taxation of United States Investors

     The following discussion describes the material United States federal income tax and French tax consequences of the acquisition, ownership and disposition of ADSs or shares by a U.S. Holder (as defined below).

     This discussion is based in part on representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. The United States Treasury has expressed concerns that parties to whom American depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the analysis of the creditability of French taxes described below could be affected by future actions that may be taken by the United States Treasury.

     This discussion is not a complete analysis or description of all potential tax consequences to a U.S. Holder of owning ADSs or shares. It deals only with ADSs or shares held as capital assets by persons who own less than 10% of our capital and does not discuss the tax consequences applicable to all categories of investors, some of which (such as dealers in securities and investors whose functional currency is not the U.S. dollar) may be subject to special rules.

     Holders of our shares or ADSs are advised to consult their tax advisors concerning the application of the federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing authority.

     The statements of United States and French tax laws set forth herein are based on the laws in force as of the date hereof, including the United States Internal Revenue Code of 1986, the French Code General des Impots and the regulations enacted thereunder, and the double tax convention between the United States and France. In this regard, the Convention between the United States and the French Republic for the Avoidance of Double Income Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994, referred to as the Treaty, entered into force on December 30, 1995, and the French tax authorities issued an Instruction dated May 13, 1994 and released on June 7, 1994 relating to the withholding tax on dividends in favor of non-residents entitled to the avoir fiscal pursuant to a tax treaty, referred to as the "June 1994 Regulations." The Treaty and the June 1994 Regulations change the French withholding tax rules applicable to dividends to which an avoir fiscal is associated and may affect the timing of payments to non-residents of France that are entitled to tax treaty benefits.

     As used herein, the term "U.S. Holder" means a beneficial owner of ADSs or shares who or that is entitled to Treaty benefits under the "limitation on benefits" provisions contained in the Treaty and is, for United States federal income tax purposes:

o        a citizen or resident of the United States;

o a corporation created or organized under the laws of the United States or any political subdivision thereof; or

o an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

Taxation of Dividends

     In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid for individuals and for certain entities, or 25% (reduced to 15% for dividends received as from January 1, 2002) of the dividend paid for other entities. Pursuant to pending regulations, the 25%-rate (reduced to 15% for dividends received as from January 1, 2002) avoir fiscal is expected to be increased by 50% (increased to 70% for dividends received as from January 1, 2002) of all or part of the precompte defined below. Under French domestic law, dividends paid to nonresidents are normally subject to a 25% withholding tax and nonresidents are generally not eligible for the benefit of the avoir fiscal.

     Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder and an Eligible Tax Exempt Holder, each as defined below, will be subject to the reduced rate of 15% at the time of payment, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. As noted below, such payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid, and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

     An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or fixed base in France and who is (1) an individual or other noncorporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (2) a United States corporation, other than a regulated investment company, (3) a United States corporation, which is a regulated investment company, provided that less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (4) a partnership, or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (1) or (2) above.

     Payment of the avoir fiscal is made by the French Treasury not earlier than the January 15 following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax administration of a claim for such payment in accordance with the procedures described below. However, there are certain limitations on the availability of the avoir fiscal under the Treaty. First, the avoir fiscal is generally only granted if the Eligible U.S. Holder is subject to United States federal income tax on both the dividend and the avoir fiscal. Second, a partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) in its capacity as an Eligible U.S. Holder is entitled to the avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders (other than a regulated investment company) and are themselves subject to United States federal income tax on their respective shares of both the dividend and the avoir fiscal. Third, the Eligible U.S. Holder, where required by the French tax administration, must show that he or she is the beneficial owner of the ADSs or shares and that the holding of such ADSs or shares does not have as one of its principal purposes to allow another person to take advantage of the grant of the avoir fiscal under the Treaty.

     Under the Treaty, special rules apply to (1) any "Eligible Pension Fund", which is a tax-exempt entity established in, and sponsored or established by a resident of, the United States, the exclusive purpose of which is to provide retirement or employee benefits, (2) any "Eligible Not-For-Profit Organization", which is a tax-exempt entity organized in the United States, the use of whose assets is limited under United States federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States, and (3) any "Individual Holding Shares in a Retirement Plan", meaning an individual who is a resident of the United States under the Treaty and who owns Shares through an individual retirement account, a Keogh plan or any similar arrangement. ("Eligible Pension Funds", "Eligible Not-For-Profit Organizations" and "Individuals Holding Shares in a Retirement Plan" are referred to collectively as "Eligible Tax-Exempt Holders.")

     Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal (the "partial avoir fiscal"), less a 15% dividend withholding tax on such amount, notwithstanding the general requirement described above that the Holder be subject to United States tax on both the dividend and the avoir fiscal. Thus, for example, if a dividend of FF 100 were payable by us to an Eligible Tax-Exempt Holder that is an individual and the requirements of the June 1994 Regulations are satisfied, such Holder would initially receive FF 85 (the FF 100 dividend less a FF 15 withholding tax). The Eligible Tax-Exempt Holder would be further entitled to an additional payment from the French Treasury of FF 15, consisting of the partial avoir fiscal of 30/85ths of FF 50, less the 15% withholding tax on that amount. Thus, the total net payment to the Eligible Tax-Exempt Holder would be FF 100. The Eligible Tax-Exempt Holder, where required by the French tax administration, must show that it is the beneficial owner of the shares and that the holding of such shares does not have as one of its principal purposes to allow another person to take advantage of the grant of the partial avoir fiscal under the Treaty.

     Eligible Tax-Exempt Holders are also entitled to a refund of any precompte paid by us with respect to the dividends they receive, but such refund is reduced by the amount of the partial avoir fiscal to which they are entitled and further reduced by the 15% dividend withholding tax.

     Eligible Tax-Exempt Holders generally must follow the procedures set forth hereafter. Nevertheless, the existing French forms do not take into account the special tax treatment applicable to Eligible Tax-Exempt Holders with respect to the payment of the partial avoir fiscal and the refund of the precompte. Certain Eligible Tax-Exempt Holders may also be required to provide written evidence certified by the IRS of their status under United States federal income tax law. As a consequence, Eligible Tax-Exempt Holders are urged to contact their own tax advisors with respect to the procedures to be followed to obtain Treaty benefits.

     Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the paying agent with Treasury Form [RF1] A EU-No. 5052 (the "Form") before the date of payment of the relevant dividend, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the institution in charge of the management of the stock account (etablissement gestionnaire du compte-titres) with a simplified certificate (the "Certificate") stating that (a) such holder is a United States resident as defined pursuant to the provisions of the Treaty,
(b) such holder's ownership of the ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all of the rights attached to the full ownership of the ADSs or shares, including but not limited to dividend rights and (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal. Dividends paid to a U.S. Holder that is entitled to the reduced withholding tax rate of 15% but that is not entitled to the avoir fiscal (i.e., one who is not an Eligible U.S. Holder) will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if such holder duly completes and provides the paying agent with Treasury Form [RF1 B EU-No. 5053] before the date of payment of the relevant dividend. Dividends paid to any U.S. Holder that has not filed the relevant completed form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the relevant form before December 31st of the year following the year during which the dividend is paid.

     The avoir fiscal or partial avoir fiscal is generally expected to be paid to Eligible U.S. Holders and Eligible Tax-Exempt Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

     The forms or the Certificate, together with their respective instructions, are available from the United States Internal Revenue Service and at the Centre des Impots des Non-Residents (9, rue d'Uzes, 75094 Paris Cedex 2, France). The depositary will provide to all U.S. Holders of ADRs the forms or Certificate, together with the respective instructions, and will arrange for the filing with the French tax authorities of all forms and Certificates completed by U.S. Holders of ADRs and returned to the Depositary within sufficient time.

     If shares are sold in a trade executed on the monthly settlement market of the Paris Bourse during the month of and prior to a dividend payment date, the seller of the shares rather than the purchaser will generally be entitled to the avoir fiscal with respect to dividends paid on such shares on such date.

   Precompte

     Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a "precompte" (equalization tax) by such companies equal to the avoir fiscal attached to the corresponding dividends. The precompte is paid by the distributing company to the French tax authorities and is equal to a maximum of 50% of the dividend distributed before withholding tax.

     A U.S. Holder not entitled to the full avoir fiscal may generally obtain a refund from the French tax authorities of any precompte paid by us with respect to the dividends paid to the holder. Pursuant to Treaty, the amount of the precompte refunded to United States residents is reduced by the 15% withholding tax applicable to dividends. A U.S. Holder is only entitled to a refund of precompte actually paid in cash by us.

     A U.S. Holder entitled to the refund of the precompte must apply for such refund by filing a French Treasury Form [RF1 B EU-No. 5053] (the "Treasury Form") before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impots des Non-Residents (9, rue d'Uzes, 75094 Paris Cedex 2, France). The depositary will, upon request, provide to U.S. Holders of ADRs the Treasury Forms, together with the respective instructions, and will arrange for the filing with the French tax authorities of all Treasury Forms completed by U.S. Holders of ADRs and returned to the Depositary within sufficient time.

     For United States federal income tax purposes, the gross amount of a dividend and the amount of the avoir fiscal or precompte paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as dividend income in the year each such payment is received to the extent paid out of our current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid. The amount of any dividend paid in euro, including the amount of any French taxes withheld there from, will be equal to the dollar value of the francs (or euro) on the date such dividend is included in income, regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize United States source ordinary income or loss upon the sale or disposition of euro. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from dividends in excess of the Treaty rate of 15%.

     French withholding tax imposed at the Treaty rate of 15% on dividends paid by us and on any related payment of the avoir fiscal or precompte is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder's United States federal income tax liability. For foreign tax credit purposes, dividends will generally constitute foreign source "passive", or in the case of certain holders, "financial services" income.

Taxation of Capital Gains

     Under the Treaty, no French tax is levied on any capital gain derived from the sale of ADSs or shares by a U.S. Holder who (1) is a resident of the United States under the Treaty, and (2) does not have a permanent establishment in France to which the ADSs or shares are effectively connected or, in the case of an individual, who does not maintain a fixed base in France to which the ADSs or shares are effectively connected. Special rules apply to individuals who are residents of more than one country. In general, for United States federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of ADSs or shares in the same manner as on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be United States source.

French Estate and Gift Taxes

     Under "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to taxes on Estates, Inheritance and Gifts of November 24, 1978," a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will generally not be subject to French tax unless (1) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (2) the ADSs or shares were used in, or held for use in, the conduct of a business through or pertaining to a permanent establishment fixed base in France. Prospective investors in shares or ADSs should consult their own advisors as to the applicability of the November 24, 1978 Convention mentioned above, and in particular as to the interpretation of article 8 of said Convention.

French Wealth Tax

     The French wealth tax does not apply to any U.S. Holder that is not an individual or, in the case of natural persons, who owns alone or with their parents, directly or indirectly, ADSs or shares representing the right to less than 25% of our profits. Prospective investors in shares or ADSs should consult their own advisors as to the applicability of the Treaty and in particular to the interpretation of its article 23.

F.       Dividends and Paying Agents

     Not applicable.

G.       Statements by Experts

     Not applicable.

H.       Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") except that, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act. In accordance with the Exchange Act reporting requirements applicable to us, we file annual reports on Form 20-F with and submit certain information on Form 6-K, including our quarterly revenue announcements and our semi-annual profit and loss information (both of which will be prepared in accordance with French GAAP and generally will not include a reconciliation to U.S. GAAP), to the United States Securities and Exchange Commission (the "SEC"). The information that will be filed on Form 6-K will be substantially less detailed than interim financial statements required of a domestic registrant pursuant to Article 10 of Regulation S-X. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. To provide shareholders with regular information about our businesses, financial results and share price, we also offer our annual report in French and English, including the "Reference Document" filed with the COB. You may request a copy of the aforementioned filings and annual report at no cost by writing or telephoning the offices of Sodexho Alliance, SA, attention Jean-Jacques Vironda, Investor Relations, 3, avenue Newton,
78180 Montigny-le-Brettoneux, France. Our telephone number for these requests is 011-33-0-1-30-85-72-03, our fax number is 011-33-0-1-30-85-51-81 and our
e-mail address is vironda.jeanjacques@sodexho-alliance.fr.

I.       Subsidiary Information

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to interest rate and foreign exchange rate risks associated with underlying assets and liabilities. We manage this exposure as it pertains to our borrowings through the use of interest rate, currency and cross-currency derivative contracts. These swap contracts are entered into with major high credit quality institutions, in accordance with procedures and within limits approved by our Board of Directors. Our policy is not to use derivative contracts for any other purpose than hedging our financial exposures.

Foreign Exchange Risk Exposure

     Foreign exchange risk exposure arises from the possibility that changes in foreign currency exchange rates will impact the value of revenues, expenses, assets and liabilities denominated in foreign currencies. Our results of operations, financial position, and cash flows are directly dependent on the periodic monitoring and adjustment of the balance of assets and liabilities in each of our main operating currencies, which are the euro, the U.S. dollar and the British pound sterling. The impact of fluctuations in exchange rates is mitigated to a large extent by the fact that within each of our subsidiaries, revenues and the related expenses are generally denominated in the same currency. In order to match the cash flows pertaining to borrowing instruments held by our subsidiaries with the revenues to which they relate, we occasionally enter into currency or cross-currency swap contracts.

Interest Rate Exposure

     In accordance with our policy, we may borrow at variable rates and use interest rate swaps in order to fix future interest payments, effectively converting borrowings from floating to fixed rates. As of August 31, 2002, including the effect of interest and cross-currency swap agreements, approximately 92% of our borrowings were at fixed rates.

Sensitivity Analysis

     A hypothetical strengthening or weakening by 10% in the value of the dollar relative to the euro would have resulted in an increase or decrease, respectively, of our fiscal 2002 net income by approximately EUR 10 million. A hypothetical strengthening or weakening by 10% in the value of the British pound sterling relative to the euro would have resulted in an decrease or increase, respectively, of our fiscal 2002 net income by approximately EUR 3 million.

     A hypothetical increase of 1% in average interest rates would have resulted in an increase in fiscal 2002 interest expense of approximately EUR 28 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                                                PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date (the "Evaluation Date") within 90 days of the filing date of this Annual Report on Form 20-F, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities. There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

ITEM 16. [RESERVED]


                                                               PART III

ITEM 17. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-74 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

     We have responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

     (a) The following exhibits are filed as part of this Form 20-F:

  Exhibit
   Number        Description

    1 Sodexho Alliance Restated Corporate Statuts (English translation)(incorporated by reference to Exhibit 1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission
           File No. 1-31274)

  2.1      Composite Conformed Term and Revolving Facilities
           Agreement, dated April 6, 2001, for Sodexho Alliance,
           SA, arranged by Citibank International plc, Goldman
           Sachs International and SG Investment Banking with
           Societe Generale acting as Agent and Societe Generale acting as Issuing Bank (as amended by a letter dated
           27 April 2001 and an Amendment and Restatement
           Agreement dated 8 June 2001)(incorporated by reference to Exhibit 2.1 to the Registration Statement on Form
           20-F filed by Sodexho Alliance SA on March 19, 2002,
           Commission File No. 1-31274)

  2.2      Form of Deposit Agreement among Sodexho Alliance, SA,
           The Bank of New York as Depositary, and all Owners and
           Beneficial Owners from time to time of American
           Depositary Receipts issued thereunder (incorporated by reference to Exhibit A of the Registration Statement on Form F-6 filed by The Bank of New York and the Company on March 21, 2002, Commission File No. 333-84970)

  2.3      Terms and Conditions of Offering of Euro 1,000,000,000
           5.875 percent Bonds due 2009 (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form
           20-F filed by Sodexho Alliance SA on March 19, 2002,
           Commission File No. 1-31274)

  2.4 Agreement by Registrant to Furnish Certain Information to the Securities and Exchange Commission (incorporated by reference to Exhibit 2.4 to the Registration
           Statement on Form 20-F filed by Sodexho Alliance SA on
           March 19, 2002, Commission File No. 1-31274)

  4.1 Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho Marriott Services, Inc., Sodexho Alliance,
           SA and SMS Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sodexho Marriott Services, Inc. on May 4, 2001,
           Commission File No. 1-12188) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002,
           Commission File No. 1-31274)

  4.2 Agreement dated December 30, 1991 between Felix Bellon SA and Sodexho S.A. (English translation)

  8.1 List of Significant Subsidiaries (incorporated by reference to note 4.4 of the Consolidated Financial Statements of Sodexho Alliance, SA)


----------------------------------------------------------------------------

     SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SODEXHO ALLIANCE, SA
                                    By:       /s/ Sian Herbert-Jones
                                   --------------------------------------------
                                    Name:  Sian Herbert-Jones
                                    Title:  Chief Financial Officer
Dated: January 3, 2003

      CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT


I, Pierre Bellon, the Chief Executive Officer of Sodexho Alliance, SA (the "registrant"), certify that:


1.       I have reviewed this annual report on Form 20-F of the registrant;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:


         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





Date:  January 3, 2003



                                             By:       /s/ Pierre Bellon
                                   --------------------------------------------
                                             Name:  Pierre Bellon
                                             Title:  Chief Executive Officer

     CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT


     I, SiAn Herbert-Jones, the Chief Financial Officer of Sodexho Alliance, SA (the "registrant"), certify that:


1.       I have reviewed this annual report on Form 20-F of the registrant;


2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;


3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:


         a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


         b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


         c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


         a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and


         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





Date:  January 3, 2003



                                      By:       /s/ Sian Herbert-Jones
                                      -----------------------------------------
                                      Name:  Sian Herbert-Jones
                                      Title:  Chief Financial Officer

                     Index to financial statements



Consolidated Financial Statements of Sodexho Alliance, SA

    Report of Independent Accountants............................          F-1

    Consolidated Income Statements for each of the years ended
    August 31, 2002, 2001 and 2000...............................          F-2

    Consolidated Balance Sheets as of August 31, 2002 and 2001...          F-3

    Consolidated Statements of Cash Flows for each of the years ended
         August 31, 2002, 2001 and 2000..........................          F-4

    Notes to the Consolidated Financial Statements...............          F-5

Consolidated Financial Statements of Sodexho Marriott Services, Inc.

    Report of Independent Public Accountants.....................         F-54

    Consolidated Statement of Income for the fiscal year ended
    September 1, 2000............................................         F-55

    Consolidated Balance Sheet as of September 1, 2000...........         F-56

    Consolidated Statement of Cash Flow for the fiscal year ended
    September 1, 2000............................................         F-57

    Consolidated Statement of Stockholders' Deficit for the fiscal
    year ended September 1, 2000.................................         F-58

    Notes to Consolidated Financial Statements...................         F-59

             REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and the Board of Directors of Sodexho Alliance, SA

      We have audited the accompanying consolidated balance sheets of Sodexho Alliance, SA and its subsidiaries (together, the "Group") as of August 31, 2002 and 2001 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended August 31, 2002, all expressed in millions of euro. These financial statements are the responsibility of the Group's management, and they have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     These financial statements have been prepared in accordance with accounting principles generally accepted in France, except for the following matter. As described in note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, prior years have been restated in the Annual Report on Form 20-F to reduce revenue in the period the overstatement occurred. Net income has been reduced by EUR 10 million and EUR 6 million, for the years ended August 31, 2001 and 2000, respectively. Under accounting principles generally accepted in France (Avis CNC No. 97-06), prior periods are not permitted to be retroactively restated, and the overstatement of previously reported revenue has been recorded as an exceptional expense when discovered in the year ended August 31, 2002.

      In our opinion, except for the effects of the restatement described in the previous paragraph, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Group as of August 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2002, in conformity with accounting principles generally accepted in France.

      We draw your attention to note 1, which includes a description of the impact of changes in accounting principles adopted in the fiscal year ended August 31, 2001 on the Group's consolidated financial statements.

      Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter, after giving effect to the restatement referred to in note 5.5, would have affected the determination of the consolidated net income expressed in millions of euro for each of the three years in the period ended August 31, 2002 and the determination of consolidated shareholders'equity at August 31, 2002 and 2001 to the extent summarized in note 5 to the consolidated financial statements.

Paris, France
November 14, 2002


Gerard Dantheny

Befec - Price Waterhouse
Member of  PRICEWATERHOUSECOOPERS



                                                         SODEXHO ALLIANCE, SA

                                                  CONSOLIDATED INCOME STATEMENTS

                                                                                     Years ended August 31,
                                                                                 2002        2001             2000
                                                                                            Restated        Restated
                                                                                       (millions of euro)

Revenues.............................................................            12,609        11,928         10,496
Other income.........................................................                54           113             78
Purchases............................................................            (4,559)       (4,416)        (3,947)
Employee costs.......................................................            (5,868)       (5,437)        (4,728)
Other external charges...............................................            (1,464)       (1,430)        (1,195)
Taxes, other than income taxes......................................                (74)          (75)           (66)
Depreciation and increase in provisions..............................              (173)         (112)          (108)
                                                                                 ------        ------         ------
Earnings Before Interest, Exceptional Items, Income Taxes, Income
   from Equity Method Investees, Goodwill Amortization and Minority
   Interests  (EBITA)................................................               525           571            530
Financial expense, net...............................................              (166)         (122)          (118)
                                                                                 ------        ------         ------
Income Before Exceptional Items, Income Taxes, Income from Equity
   Method Investees, Goodwill Amortization and Minority Interests....               359           449            412
Exceptional (expense) income, net....................................                55           (51)           (78)
Income taxes.........................................................              (136)         (157)          (156)
                                                                                 ------        ------         ------
Income Before Income from Equity Method Investees, Goodwill
   Amortization and Minority Interests...............................               278           241            178
Net income (loss) from equity method investees.......................                 4            (2)             1
Goodwill amortization................................................               (67)          (44)           (31)
                                                                                 ------        ------         ------
Group Net Income Before Minority Interests...........................               215           195            148
Minority interests in net income of consolidated subsidiaries........               (13)          (67)           (69)
                                                                                 ------        ------         ------
Group Net Income.....................................................               202           128             79
                                                                                  =====         =====          =====
Earnings per share (in euro).........................................              1.27           .93            .59
Diluted earnings per share (in euro).................................              1.22           .89            .56



                See accompanying notes to the consolidated financial statements.

                                                         SODEXHO ALLIANCE, SA

                                                     CONSOLIDATED BALANCE SHEETS

                                                                                            August 31,
                                                                                      2002             2001
                                                                                                     Restated
ASSETS                                                                                  (millions of euro)

Fixed and Intangible Assets, Net
   Goodwill.....................................................                       1,616            1,710
   Intangible assets............................................                       2,940            3,021
   Property, plant and equipment................................                         371              371
   Financial investments........................................                          67               68
   Equity method investees......................................                          11                6
                                                                                      ------           ------
Total Fixed and Intangible Assets, Net..........................                       5,005            5,176
Current and Other Assets
   Inventories .................................................                         170              192
   Accounts receivable, net.....................................                       1,456            1,493
   Prepaid expenses, other receivables and other assets.........                         606              564
   Marketable securities........................................                         553              357
   Restricted cash..............................................                         165              152
   Cash.........................................................                         589              704
Total Current and Other Assets..................................                       3,539            3,462
                                                                                     -------           ------
TOTAL ASSETS....................................................                       8,544            8,638
                                                                                     =======           ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' Equity
   Common stock..............................................                            636              630
   Additional paid in capital................................                          1,191            1,141
   Consolidated reserves.....................................                            571              615
                                                                                     -------          -------
Total Shareholders' Equity...................................                          2,398            2,386
Minority Interests...........................................                             73              131
Provisions for Contingencies and Losses......................                             99               93
Liabilities
   Borrowings................................................                          2,693            2,781
   Accounts payable..........................................                          1,251            1,268
   Vouchers payable..........................................                            732              729
   Other liabilities.........................................                          1,298            1,250
                                                                                     -------          -------
Total Liabilities............................................                          5,974            6,028
                                                                                     -------          -------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...................                          8,544            8,638
                                                                                     =======          =======




      See accompanying notes to the consolidated financial statements.

                                                         Sodexho Alliance, SA

                                           CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                                        Years ended August 31,
                                                                                  2002           2001           2000
                                                                                               Restated       Restated
                                                                                          (millions of euro)
Operating Activities
     Consolidated net income before income (loss) from equity
         method investees and minority interests.................                     211            197         147
         Noncash items:
             Depreciation and provisions.........................                     254            157         204
             Deferred taxes......................................                       5             20          23
             Losses (gains) on disposals and other, net of tax...                     (61)            26          (5)
                                                                                  -------        -------      -------
         Cash provided by operating activities...................                     409            400         369
             Dividends received from equity method investees.....                       1              0           0
             Change in working capital from operating activities.                     209            154         160
                                                                                  -------        -------      -------
     Net cash from operating activities..........................                     619            554         529
Investing Activities
     Tangible and intangible fixed assets........................                    (297)          (238)       (184)
     Fixed asset disposals.......................................                      33             31          40
     Change in consolidation scope...............................                     (48)        (1,739)        (70)
     Change in working capital from investing activities.........                      (3)           (13)          6
                                                                                  -------        -------      -------
     Net cash used in investing activities.......................                    (315)        (1,959)       (208)
Financing Activities
     Dividends paid to parent company shareholders...............                     (87)           (74)        (59)
     Dividends paid to minority shareholders of consolidated
         subsidiaries............................................                     (15)            (9)         (9)
     Increase in shareholders' equity............................                      59          1,020          78
     Proceeds from borrowings....................................                   1,120          1,977          59
     Repayment of borrowings.....................................                  (1,146)        (1,142)       (314)
     Change in working capital from financing activities.........                      (1)            (9)         19
                                                                                  -------         ------      ------
     Net cash provided by (used in) financing activities.........                     (70)         1,763        (226)
                                                                                  -------         ------      ------
     Increase in net cash, cash equivalents and marketable
         securities..............................................                     234            358          95
                                                                                  =======         ======      ======
     Cash, cash equivalents and marketable securities, as of
         beginning of period.....................................                   1,214            896         758
     Cash, cash equivalents and marketable securities, as of end
         of period ..............................................                   1,330          1,214         896
     Net effect of exchange rates on cash........................                     118             40         (43)
                                                                                  -------         ------      ------
     Increase in net cash, cash equivalents and marketable
         securities..............................................                     234            358          95
                                                                                  =======         ======      ======

        See accompanying notes to the consolidated financial statements.

                               SODEXHO ALLIANCE, SA


                  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.       SIGNIFICANT ACCOUNTING POLICIES AND RELATED FINANCIAL INFORMATION

     Sodexho Alliance, SA and its subsidiaries (together, the "Group") applies accounting principles that comply with French law, including the consolidation accounting principles established by the Comite de la Reglementation Comptable No 99-02 ("Regulation CRC 99-02") in France (collectively, "French GAAP") in its consolidated financial statements. Regulation CRC 99-02 was adopted as of September 1, 2000, and its impact on the financial statements is fully described below. The financial statements of Group companies, which have been prepared in accordance with the accounting principles applicable in their respective countries, conform to the accounting principles described above in consolidation.

     The differences between French GAAP and accounting principles generally accepted in the United States ("US GAAP") that have a material impact on the Group's consolidated financial statements are described in note 5.

     Amounts in tables are expressed in millions of euro, unless indicated otherwise. Our consolidated financial statements and information in the notes thereto are reported in euro.

Significant Events During the Year

     In October 2001, Sodexho Alliance issued to 18,726 employees 1,385,848 shares (par value of EUR 4) for cash of EUR 54.3 million, net of transaction expenses of EUR 3.2 million, in connection with the Sodexho Alliance International Employee Stock Ownership Plan which was offered in April 2001 to 150,000 employees of the Group.

     In November 2001, the Group acquired the remaining shares of Sogeres which it did not own (40% of the outstanding shares) from BNP Paribas for cash consideration of EUR 72 million. Sogeres is fully consolidated in the Group financial statements as of August 31, 2002 and for the fiscal year then ended. Sogeres' contribution to group net income for the year totaled EUR 4.9 million.

     On March 25, 2002, Sodexho Alliance issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest at 5.875%. The bond issuance refinanced the credit facilities obtained in April 2001 in connection with the June 2001 acquisition of the 53% of Sodexho Marriott Services, Inc.(now Sodexho, Inc.) held by third parties and the acquisitions of Wood Dining Services and Sogeres.

      On April 3, 2002, Sodexho Alliance became listed on the New York Stock Exchange. With a ticker symbol of SDX, Sodexho shares are negotiated in the form of American Depositary Shares (ADS), and one ADS is equivalent to one ordinary share of Sodexho Alliance. No new shares were issued in connection with the listing.

      On May 27, 2002, Sodexho Alliance sold its kitchen equipment business, Lockhart, in the United Kingdom, for EUR 61 million, which resulted
in a gain of EUR 49 million.   Fiscal  2001  revenues  for  this  business
(excluding   inter-company revenues)  totaled EUR 80 million,  of which EUR 22 million related to the fourth quarter of fiscal 2001.

Land Technology Restatement

      The financial statements filed by the Group with the Commission des Operations de Bourse (the regulatory authority in France) are prepared in accordance with French GAAP. French GAAP does not permit retroactive adjustments to financial statements. In order to comply with the requirements of the United States Securities and Exchange Commission ("SEC"), the Group restated its financial statements presented herein as of August 31, 2001 and for each of the fiscal years ended August 31, 2001 and 2000 as described below. As a result, the financial statements presented herein differ from those filed with the Commission des Operations de Bourse ("COB").

      The Group's financial statements presented herein have been restated to reflect revisions discovered in fiscal 2002 related to revenue recognition and accounts receivable in the Group's grounds maintenance subsidiary located in the United Kingdom. From fiscal 1999 and continuing through the first half of fiscal 2002, detailed record-keeping and documentation contractually required by certain of the subsidiary's public authority clients were not maintained for
orders related to existing contracts.   Accordingly, the related revenue
recognized by the subsidiary could not be supported.   The subsidiary's
procedures and controls surrounding documentation and revenue recognition have since been reviewed and reinforced.

      Under the requirements of the SEC, prior year financial statements are restated to reduce revenue in the period the overstatement occurred. Under accounting principles generally accepted in France (Avis CNC No. 97-06) prior periods are not permitted to be retroactively restated, and the overstatement of revenue has been recorded as an exceptional expense when discovered in the year ended August 31, 2002.

      The overstatement of revenue amounted to EUR 32 million (EUR 22 million after income taxes). Under French GAAP, this amount would be recorded as an exceptional expense in the year ended August 31, 2002. Of the total EUR 32 million, EUR 29 million (EUR 19 million after taxes) relates to periods prior to fiscal 2002 and is being restated (EUR 15 million, EUR 9 million and EUR 5 million, respectively, related to fiscal 2001, fiscal 2000 and fiscal 1999) to comply with the requirements of the SEC. The impact of the restatement on the balance sheet is to reduce accounts receivable and other current assets as of August 31, 2001.

The effect of restating prior year financial statements filed with the SEC is as follows:

                                                                                       Current
                                                                           Diluted     and
                                                      Net      Earnings    Earnings    Other        Total
                              Revenues      EBITA     Income   per Share   per Share   Assets       Equity

Fiscal 2001
Previously reported               11,943        586       138        1.00        0.99     3,491        2,405
Adjustment                           (15)       (15)      (10)      (0.07)      (0.10)      (29)         (19)
                                  ------        ---       ---       -----       -----     -----        -----
As adjusted                       11,928        571       128        0.93        0.89     3,462        2,386
                                  ======        ===       ===       =====       =====     =====        =====


Fiscal 2000
Previously reported               10,505        539        85        0.63        0.63
Adjustment                            (9)        (9)       (6)      (0.04)      (0.07)
                                  ------        ---        --       -----        ----
As adjusted                       10,496        530        79        0.59        0.56
                                  ======        ===        ==       =====        ====


       A reconciliation of the amounts reported in accordance with French GAAP in the Group's Document de Reference (Annual Report) filed with the COB and those reported in this Form 20-F filed with the SEC, which have been adjusted for the overstatement of revenues, follows:



                                                                                          Current
                                                                              Diluted     and
                                                        Net       Earnings    Earnings    Other        Total
                                Revenues      EBITA     Income    per Share   per Share   Assets       Equity
Fiscal 2002
Annual Report                     12,612        528       183        1.15        1.13
Adjustment                            (3)        (3)       19(1)     0.12        0.09
                                  ------        ---       ---        ----        ----
Form 20-F                         12,609        525       202        1.27        1.22
                                  ======        ===       ===        ====        ====
Fiscal 2001
Annual Report                     11,943        586       138        1.00        0.99     3,491        2,405
Adjustment                           (15)       (15)      (10)      (0.07)      (0.10)      (29)         (19)
                                  ------        ---       ---       -----        ----     -----        -----
Form 20-F                         11,928        571       128        0.93        0.89     3,462        2,386
                                  ======        ===       ===       =====        ====     =====        =====

Fiscal 2000
Annual Report                     10,505        539        85        0.63        0.63
Adjustment                            (9)        (9)       (6)      (0.04)      (0.07)
                                  ------        ---        --        ----        ----
Form 20-F                         10,496        530        79        0.59        0.56
                                  ======        ===        ==        ====        ====


(1) Consists of an increase in exceptional income of EUR 32 million partially offset by a reduction in revenues of EUR 3 million and an increase in income tax expense of EUR 10 million.

     The restatement described above has similar effects on the Group's US GAAP financial information. See note 5.5.

Changes in Accounting Principles

     The Group adopted the accounting principles recommended by Regulation CRC 99-02 effective September 1, 2000. Following is a discussion of the significant changes to the Group's accounting and reporting which resulted from the adoption of these accounting principles.

        The presentation of the consolidated balance sheet, income statement and statement of cash flows conforms to the presentation recommended by Regulation CRC 99-02, with the inclusion of two additional balance sheet line items, "Restricted cash" and "Vouchers payable", which relate to the Service Vouchers and Cards activity.

        Effective September 1, 2000, both gains and losses realized on the translation of foreign currency denominated monetary assets and liabilities are recorded in the income statement. Previously, only such losses were recorded. This change in accounting method has been accounted for with the cumulative effect of the change reflected in current period earnings.

        Employee profit sharing charges have been reclassified to employee costs in all periods presented.

        In order to move toward a methodology similar to SFAS 87 and IAS 19, effective September 1, 2000, retirement plan obligations which are not offset by assets held by an externally managed fund are now accounted for using the projected unit cost method of valuation. This resulted in the recording of a liability for long-term service awards in France as well as conforming certain assumptions made in the prior year to the current year methodology. The impact on the retirement plan obligations relating to prior periods has been recorded directly to the consolidated reserves account as of September 1, 2000 and was as follows (in millions of euro):

           Other liabilities..............................                   7
           Deferred tax asset.............................                  (2)
           Net impact on consolidated reserves............                   5

Principles of Consolidation

     The consolidated financial statements include the accounts of Sodexho Alliance, SA and its principal subsidiaries. Subsidiaries which are effectively controlled by Sodexho Alliance are fully consolidated. Companies which are not fully consolidated but over which Sodexho Alliance is able to exercise significant influence, are accounted for using the equity method. All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared on or around August 31 and for the twelve month period then ended.

     A number of companies having minimal impact on the Group's consolidated financial statements have been excluded from consolidation, notably those having sales of less than EUR 2 million, net income or loss of less than EUR 0.1 million, and total assets of less than EUR 2 million.

     A list of subsidiaries and the Group's percentage interest and percentage of voting rights held is provided in note 4.4.

Revenue Recognition

     In the food and management services, remote site and river and harbor cruise activities, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients. Revenues for the service voucher segment include commissions received from customers, which are recorded upon issuance of the vouchers to the customers; commissions received from affiliates, which are recorded upon redemption of the vouchers; and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption (generally two to three months).

Employee Costs

   Retirement Benefits

     As more fully described above, effective September 1, 2000, the Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet. For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the expense of the plan.

   Stock Options

     Sodexho Alliance has acquired treasury shares in connection with its stock option plans. A liability (and corresponding expense) is recorded if at the closing date of the period, the acquisition cost of the shares acquired is superior to the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of options awarded, a liability (and corresponding expense) is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options. This liability is subject to adjustment in future periods based on movements in the market price of the Group's common shares.

Earnings per Share

     Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year, including treasury shares. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the taux moyen mensuel du marche monetaire euro) on the proceeds which would have resulted from the issuance of these shares. The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance.

Foreign Currency Transactions and Translation

     For subsidiaries located in countries with stable currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. Exchange rates used are obtained from the Bourse de Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

     The financial statements of the following subsidiaries reflect currency devaluations as required by local regulations:

     Sodexho Chile (sub-consolidation)
     Sodexho Pass Chile
     Prestaciones Mexicanas CA de CV (Mexico)
     Sodexho Mexico
     Promocupon (Mexico)
     Sodexho Servicios Operativos (Mexico)
     Luncheon Tickets (Argentina)
     Sodexho de Colombia
     Sodexho Pass de Colombia
     Sodexho Pass Venezuela
     Sodexho Restoran Servisleri (Turkey)
     Sodexho Toplu Yemek (Turkey)
     Sodexho D.o.o. (Slovenia)
     Sodexho Argentina

     The inclusion of monetary corrections imposed by local regulators on these subsidiaries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

     For subsidiaries located in highly inflationary countries (Turkey, Argentina, Venezuela), differences between net income translated at average and period-end rates are included in net financial expense. The impact of these differences on the consolidated income statement was not significant in any of the periods presented.

    In the application of Regulation 99-02, translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.

Business Combinations

     All of the Group's acquisitions have been accounted for as purchases. In applying Regulation CRC 99-02, the assets and liabilities of acquired companies have been recorded at their respective fair values effective September 1, 2000. Due to the insignificant impact, the accounting for acquisitions made in prior years was not been restated.

Goodwill

     Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, including market share. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition). In fiscal 2002, an exceptional charge of EUR 2.1 million was recorded relating to the IFREST subsidiary.

     Additional information pertaining to goodwill balances is provided in note 3.4.

Intangible Assets

     In the allocation of purchase price with respect to the acquisitions of Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.), Wood Dining Services, Sogeres, Sodexho Services Group Ltd (formerly, Gardner Merchant), Sodexho Scandinavia (formerly, Partena), and Universal Services, a portion of the difference between the cost of the shares acquired and the Group's equity in the underlying net assets of the entities acquired has been recognized as market share, totaling EUR 2,795 million as of August 31, 2002. This intangible asset represents the value attributed to the significant market shares held by the Group in the geographic regions specific to the acquisitions (the United Kingdom and Ireland, the United States, the Netherlands, France, Australia and Sweden).

     Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries as compared to unrelated recent transactions in the marketplace and is reviewed annually for diminution in value. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, it is written down. Market shares are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market shares.

     As of August 31, 2002, market share for Sodexho Australia had been provisioned by EUR 1.2 million.

     Additional information pertaining to market share is provided in note 3.5.

Property, Plant and Equipment

     Leased assets are recorded on the balance sheet as capital leases in instances where a Group company is deemed to bear substantially all of the risks and rewards of the leased asset. A corresponding obligation is recorded as a liability, and the related rental expense is allocated between depreciation and interest expense in the income statement.

     Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the respective assets giving consideration to the local economic conditions and climate.

     The following useful lives are generally used by Group companies:



           o    Software..........................................          25%
           o    Enterprise resource planning system...............          20%
           o    Buildings.........................................    3.33 - 5%
           o    Facilities and fixtures...........................          10%
           o    Plant and machinery...............................     10 - 50%
           o    Vehicles..........................................          25%
           o    Office and computer equipment.....................     20 - 25%
           o    Other fixed assets................................          10%


Organization Costs

     Organization costs are capitalized and amortized over a maximum duration of five years. These costs are included in other intangible assets.

Deferred Income Taxes

     Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes as well as on consolidation adjustments.

     As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued. In addition, deferred tax assets pertaining to net operating loss carry-forwards are only recorded in cases where recovery is deemed probable.

     A reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision is provided in note 3.3.

Deferred Charges

     Deferred charges primarily include investments made in client facilities in the U.S. and are amortized over the life of the related contract as well as deferred financing costs, which are amortized over the maturity period of the related debt.

Inventories

     Inventories consist of food items and supplies, which are stated at the lower of average cost or market, generally using the first-in, first-out method. As of August 31, 2002, the gross value of inventories was EUR 172 million.

Accounts Receivable

     Concentration of credit risk within accounts receivable is limited because a large number of customers make up the Group's customer base, thus spreading risk associated with trade credit. The Group generally does not require collateral or specific guarantees.

     Further information pertaining to accounts receivable is provided in note 3.10.

Marketable Securities and Deposits

     Marketable securities and deposits represent short-term investments akin to cash equivalents and are generally recorded at the lower of cost or market value. Also included in marketable securities and deposits are 2,647,723 Sodexho Alliance shares purchased for a total amount of EUR 119 million.
These shares are to be used to fulfill our obligation with respect to Sodexho, Inc. employees, who held Sodexho Marriott Services, Inc. stock options which were rolled over into options to purchase Sodexho Alliance shares in connection with the acquisition of the remaiing 53% of Sodexho Marriott Services, Inc. shares (also see note 3.2). As a result of the decline in value of Sodexho Alliance shares as of August 31, 2002, the shares potentially in excess of those needed to fund the stock option plan were provisioned by EUR 19 million in order to reflect their market value as of August 31, 2002.

     Further information pertaining to marketable securities and deposits is provided in note 3.7, and their fair value is presented in note 3.17.

Restricted Cash

     Restricted cash represents funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 145 million as of August 31, 2002) and as a guarantee for commitments entered into by Mexican affiliates (EUR 20 million as of August 31, 2002).

Vouchers Payable

     Vouchers payable represents the face value of vouchers in circulation or presented to Sodexho but not yet reimbursed to the affiliate.

Financial Instruments

     Group policy is to finance acquisitions through borrowings in the acquired company's currency generally at fixed rates of interest. In most cases where variable rate debt has been negotiated, the variable rate interest is swapped into fixed rates through the use of cross-currency or interest-rate swap
agreements.   Similarly, in most cases where acquisition financing has been negotiated in a currency other than that of the acquired company, a cross-currency or currency swap agreement is negotiated.

     The cross-currency and interest rate swap agreements are used by the Group to manage its currency and interest rate exposures on its borrowings. All such agreements are designated as hedges at contract inception. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the period end rate and at the swapped rate is recorded as debt. As a policy, the Group does not engage in speculative transactions, nor does the Group hold or issue financial instruments for trading purposes.

     The fair values of financial instruments are presented in note 3.17.

Provisions for Losses and Contingencies

      The Group adopted the recommendations of Regulation CRC 2000-6 effective September 1, 2001. There was no impact on shareholders' equity as of August 31, 2001.

      2. ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

                                                                           Fiscal year ended August 31,
                                                                       2002            2001           2000
                                                                                       Restated       Restated
                                                                                (millions of euro)
Revenues by Operating Activity:
Food and Management Services
     North America...........................................           5,995          5,657           4,857
     Continental Europe.................................                3,413          3,034           2,852
     United Kingdom and Ireland.........................                1,671          1,717           1,569
     Rest of World......................................                  566            581             495
                                                                       ------         ------          ------
                                                                       11,645         10,989           9,773
Remote Sites............................................                  590            579             415
Service Vouchers and Cards..............................                  279            249             194
River and Harbor Cruises................................                   95            111             114
                                                                      -------        -------          ------
                                                                       12,609         11,928          10,496
                                                                      =======        =======          ======


Activities reflect the Group's internal management reporting structure: where the Remote Sites activity is secondary to the Food and Management Services activity, it has been included with the principal activity.


                                                                           Fiscal year ended August 31,
                                                                       2002            2001           2000
                                                                                       Restated       Restated
                                                                                (millions of euro)
Revenues by Geographic Region:
     North America......................................                6,233          5,899           5,019
     United Kingdom and Ireland.........................                1,772          1,805           1,647
     France.............................................                1,677          1,344           1,208
     Rest of Europe.....................................                1,952          1,886           1,804
     Rest of World......................................                  975            994             818
                                                                       ------         ------          ------
                                                                       12,609         11,928          10,496
                                                                       ======         ======          ======

                                                                                          August 31,
                                                                                      2002            2001
                                                                                      (millions of euro)
Net Fixed Assets by Operating Activity:
Food and Management Services
     North America......................................................              3,003            3,183
     Continental Europe..............................................                   694              655
     United Kingdom and Ireland......................................                   949              955
     Rest of World...................................................                    68               68
Remote Sites.........................................................                    95               92
Service Vouchers and Cards...........................................                   132              146
River and Harbor Cruises.............................................                    30               28
Holding Companies....................................................                    34               49
                                                                                    -------           ------
                                                                                      5,005            5,176
                                                                                    =======           ======

Activities reflect the Group's internal management reporting structure: where the Remote Sites activity is secondary to the Food and Management Services activity, the related information has been included with the principal activity.


                                                                                          August 31,
                                                                                      2002           2001
                                                                                      (millions of euro)

Net Fixed Assets by Geographic Region:
     North America...................................................                3,092           3,277
     United Kingdom and Ireland......................................                  957             968
     France..........................................................                  358             335
     Rest of Europe..................................................                  414             399
     Rest of the World...............................................                  184             197
                                                                                    ------          ------
                                                                                     5,005           5,176
                                                                                    ======          ======


                                                                             Fiscal year ended August 31,
                                                                          2002           2001            2000
                                                                                       Restated        Restated
                                                                                  (millions of euro)
EBITA by Operating Activity:
Food and Management Services
     North America..........................................                297             295           258
     Continental Europe.................................                    140             129           132
     United Kingdom and Ireland.........................                     11              87            76
     Rest of World......................................                      7               0            14
Remote Sites............................................                     26              30            20
Service Vouchers and Cards..............................                     77              61            47
River and Harbor Cruises................................                      2               7            15
Corporate Expenses......................................                    (35)            (38)          (32)
                                                                           ----            ----          ----
                                                                            525             571           530
                                                                           ====            ====          ====

Activities reflect the Group's internal management reporting structure: where the Remote Sites activity is secondary to the Food and Management Services activity, the related information has been included with the principal activity.


                                                                                           August 31,
                                                                                     2002              2001
                                                                                       (millions of euro)
Group Employees by Geographic Zone:
     North America......................................................               117,689            120,147
     United Kingdom and Ireland.........................................                61,835             63,142
     France.............................................................                30,334             29,051
     Rest of Europe.....................................................                49,438             47,467
     Rest of the World..................................................                55,845             53,662
                                                                                     ---------          ---------
                                                                                       315,141            313,469
                                                                                     =========          =========

3.   ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND
     STATEMENT OF CASH FLOWS

   3.1   Financial Expense, Net

                                                                               Year ended August 31,
                                                                            2002             2001             2000
                                                                                 (millions of euro)
Interest income...........................................                    39                34              33
Net variation in financial provisions.....................                   (26)                2              (1)
Net exchange gains........................................                     1                 1               1
Interest expense..........................................                  (180)             (159)           (151)
                                                                           -----              ----            ----
                                                                            (166)             (122)           (118)
                                                                           =====              ====            =====


    The increase in provisions in fiscal 2002 mainly arose from the recording of a provision of EUR 19 million on Sodexho Alliance shares we acquired during fiscal 2001 and fiscal 2002 in connection with employee stock option programs in order to reflect the lower of cost or market. Interest expense for fiscal 2002 million primarily included EUR 80 million of interest expense on the credit facility arranged in April 2001, interest of EUR 58 million on the 1996, 1999 and 2002 bond issuances, and fees of EUR 11 million incurred in connection with various intercompany swap arrangements.

     Interest expense for fiscal 2001 primarily included EUR 72 million of interest expense on the Sodexho, Inc. debt, EUR 9 million in financing charges related to the acquisitions of Wood Dining Services, Sogeres and the remaining shares of Sodexho Marriott Services, Inc., and interest of EUR 32 million on the 1996 and 1999 bond issuances.

     Interest expense for fiscal 2000 primarily included EUR 74 million of interest expense on the Sodexho, Inc. debt and interest of EUR 34 million on the 1991, 1996 and 1999 bond issuances.

   3.2   Exceptional Items

     Net exceptional income totaled EUR 55 million in fiscal 2002 and primarily includes the following items:

    - a gain of EUR 49 million on the sale of our kitchen equipment business (Lockhart) in the United Kingdom;

    - income of EUR 37 million from the reduction of the stock compensation liability recorded in connection with the acquisition of the remaining shares of Sodexho Marriott Services. The stock compensation liability recorded related to the rollover of the Sodexho Marriott Services stock options, which were unvested as of the transaction date, into options to purchase Sodexho Alliance shares. The liability was calculated at the acquisition date based on a share price of EUR 53.47. A portion of this income resulted from our purchase of Sodexho Alliance shares on the open market for a lower price, to be used for the stock option program. The remaining amount resulted from a decrease in the amount of provision required for "in the money" options as a result of the decline in the price of Sodexho Alliance shares;

    - restructuring costs totaling EUR 11 million, primarily for loss contracts, and receivables and fixed asset writedowns in the United Kingdom; and,

    - the recording of a EUR 11 million provision for legal and other costs related to a discrimination lawsuit filed by ten current and former Sodexho, Inc. employees.

     Net exceptional charges of EUR 51 million for fiscal 2001 primarily reflected the following: EUR 20 million in transaction-related expenses, notably the expenses incurred by the Special Committee of independent directors of Sodexho Marriott Services, Inc., name change costs and refinancing costs relating to that acquisition; EUR 7 million in losses on the sale of CCA shares received as a dividend; and EUR 21 million in provisions on the Group's 49.95% share of Attendo Care (formerly, Partena Care), a nursing home management business in Sweden of which 50.05% was sold in fiscal 2000.

      Net exceptional charges of EUR 78 million for fiscal 2000 principally included the EUR 72 million provision recorded on the investment in CCA. See note 1 for additional information.

            3.3Income Tax Provision

     Following is a reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision (in millions of euro).

                                                                                                 Year ended August 31,
                                                                                           2002          2001          2000
                                                                                                         Restated      Restated
Income before exceptional items, income taxes, income from equity
 investees, and goodwill amortization.................................            359           449           412
Exceptional items........................................................          55           (51)          (78)
                                                                                -----         -----         -----
Income before taxes......................................................         414           398           334
Sodexho Alliance tax rate................................................       35.43%        36.43%        37.77%
                                                                                -----         -----         -----
Theoretical tax provision................................................         147           145           126
Effect of differing jurisdictional tax rates.............................         (10)           (1)           (4)
Permanent differences....................................................          (4)           (4)           (6)
Long-term capital gains offset against long-term capital losses..........           0            (2)           23
Other taxes..............................................................          (4)           13            12
Net operating loss carryforwards utilized in the current year but
 generated in prior years and not previously recognized...............             (3)           (3)           (1)
Current year non-recognition of net operating loss carryforwards.........           8             9             6
                                                                                -----         -----         -----
Tax provision............................................................         134           157           156
                                                                                =====         =====         =====
Current income taxes.....................................................         129           137           133
Deferred income taxes....................................................           5            20            23
                                                                                -----         -----         -----
Total....................................................................         134           157           156
                                                                                =====         =====         =====
Withholding taxes........................................................           2
                                                                                -----         -----         -----
Total income taxes.......................................................         136           157           156
                                                                                =====         =====         =====

   3.4   Goodwill

                                                             Additions      Decreases
                                              August 31,     during the     during the    Translation    August 31,
                                                 2001           year           year       adjustments       2002
                                                                        (millions of euro)
Goodwill
     Cost...................................       1,882             43             11            (69)        1,845
     Accumulated amortization...............        (172)           (67)            (6)             4          (229)
                                                  ------           ----            ---            ---         -----
     Net book value.........................       1,710            (24)             5            (65)        1,616
                                                  ======           ====            ===            ===         =====

     Principal goodwill amounts were as follows:

                                                                                    August 31, 2002
                                                                                       Accumulated      Net book
                                                                         Gross value  Amortization        value
                                                                                   (millions of euro)
    Sodexho Inc. (formerly, Sodexho Marriott Services, Inc.)........           940             (57)        883
    Sodexho Services Group (formerly, Gardner Merchant).............           272             (69)        203
    Wood Dining Services............................................           100              (4)         96
    Sodexho Pass do Brazil (formerly, Cardapio).....................            63             (10)         53
    Sodexho Management Services (formerly, Marriott UK).............            56              (9)         47
    Sogeres.........................................................            56              (2)         54
    Sodexho Scandinavian Holding....................................            54              (9)         45
    Sodexho Espana..................................................            28              (7)         21
    Sodexho Belgique................................................            23              (8)         15
    Tillery Valley Foods............................................            23              (4)         19
    Luncheon Ticket.................................................            22              (3)         19
    Sodexho Italie..................................................            18              (2)         16
    Universal Services..............................................            17              (2)         15
    Other goodwill..................................................           173             (43)        130
                                                                             -----           -----       -----
    Total goodwill..................................................         1,845            (229)      1,616
                                                                             =====           =====       =====

         3.5      Intangible Assets


                                                         Additions  Decreases  Changes in
                                            August 31,   during     during     consolidation Translation    August
                                               2001      the year   the year      scope      adjustments    31, 2002
                                                                      (millions of euro)
     Market Shares:
          North America (food and
             management services)................ 1,987                                           (136)         1,851
          North America (remote
             sites)..............................    48                                             (4)            44
          United Kingdom and Ireland.............   595                                             (6)           589
          Netherlands............................    86                                                            86
          Sweden.................................    75                                              3             78
          Australia..............................    11                                             (1)            10
          France.................................   137                                                           137
                                                 ------     ------      -----      -----        ------         ------
          Total Cost...........................   2,939          0          0          0          (144)         2,795
          Diminutions in value...................    (1)                                                          (1)
                                                 ------     ------      -----      -----        ------          -----
          Net book value.......................   2,938          0          0          0          (144)         2,794

     Other Intangible Assets:
          Cost...................................   117         83          7          7           (9)            191
          Accumulated amortization
             and diminutions in value............   (34)       (17)        (4)                      2             (45)
                                                 ------     ------      -----      -----        ------         ------
          Net book value.........................    83         66          3          7           (7)            146
     Totals:
          Cost.................................   3,056         83          7          7         (153)          2,986
          Accumulated amortization
             and diminutions in value...........    (35)       (17)        (4)                      2             (46)
                                                 ------     ------      -----      -----        ------         ------
          Net book value.......................   3,021         66          3          7         (151)          2,940
                                                 ======     ======      =====      =====        ======         ======

   3.6   Property, Plant and Equipment

                                                            Additions  Decreases   Changes in
                                                 August     during     during      consolidation Translation   August
                                                 31, 2001   the year   the year      scope       adjustments   31, 2002

                                                                      (millions of euro)
         Land
              Cost...............................       8          0          0           0             0            8
              Diminutions in value...............
                                                    -----      -----      -----       -----          -----       -----
                 Net book value..................       8          0          0           0             0            8

         Buildings
              Cost................................     71          2          1           5            (2)          75
              Accumulated
                 depreciation.....................    (28)        (4)        (1)         (3)            1          (33)
                                                    -----      -----      -----       -----          -----       -----
                 Net book value...................     43         (2)         0           2            (1)          42

         Facilities and fixtures
              Cost................................     95         14         15          32            (4)         122
              Accumulated
                 depreciation.....................    (54)       (13)       (11)        (17)            2          (71)
                                                    -----      -----      -----       -----          -----       -----
                 Net book value...................     41          1          4          15            (2)          51
         Plant and machinery
              Cost................................    330         71         62          36           (15)         360
              Accumulated
                 depreciation....................    (216)       (51)       (52)        (18)            9         (224)
                                                    -----      -----      -----       -----          -----       -----
                 Net book value...................    114         20         10          18            (6)         136

         Vehicles
              Cost................................     94          9         12           1            (5)          87
              Accumulated
                 depreciation.....................    (73)        (9)       (10)                        5          (67)
                                                    -----      -----      -----       -----          -----       -----
                 Net book value...................     21          0          2           1             0           20

         Office and computer
             equipment
              Cost................................    193         21         12         (12)          (12)         178
              Accumulated
                 depreciation.....................   (129)       (28)       (18)          5             8         (126)
                                                    -----      -----      -----       -----          -----       -----
                 Net book value...................     64         (7)        (6)         (7)           (4)          52

         Other fixed assets
              Cost................................    131         37         23         (49)           (2)          94
              Accumulated
                 depreciation.....................    (51)       (10)        (7)         22             0          (32)
                                                    -----      -----      -----       -----          -----       -----
                 Net book value...................     80         27         16         (27)           (2)          62

         Totals:
              Cost................................    922        154        125          13           (40)         924
              Accumulated
                 amortization.....................   (551)      (115)       (99)        (11)           25         (553)
                                                    -----      -----      -----       -----          -----       -----
              Net book value......................    371         39         26           2           (15)         371
                                                    =====      =====      =====       =====          =====       =====

         3.6.1    Capital Leases

     Assets recorded under capital lease arrangements totaled EUR 44 million as of August 31, 2002.

   3.7   Financial investments

                                                            Increases/
                                                            (decreases)   Changes in
                                                 August      during       consolidation Translation  August
                                                 31, 2001    the year     scope         adjustments  31, 2002

                                                                    (millions of euro)
Investment securities
     Cost...................................         20          (1)                                   19
     Diminutions in value...................         (9)                                               (9)
                                                    ----        ----          ----        ----        ----
         Net book value.....................         11          (1)            0           0          10
Other investments
     Cost...................................         25          (1)                                   24
     Diminutions in value...................         (2)          1                                    (1)
                                                    ----        ----          ----        ----        ----
         Net book value.....................         23           0             0           0          23
Receivables from equity method investees
     Cost...................................         19          (5)                                   14
     Diminutions in value...................         (6)          6                                     0
                                                    ----        ----          ----        ----        ----
         Net book value.....................         13           1             0           0          14
Loans receivable
     Cost...................................          8          (1)                                    7
     Diminutions in value...................
                                                    ----        ----          ----        ----        ----
         Net book value.....................          8          (1)            0           0           7
Deposits and other
     Cost...................................         13                                                13
     Diminutions in value...................
                                                    ----        ----          ----        ----        ----
         Net book value.....................         13           0             0           0          13
Total financial investments
     Cost...................................         85          (8)                                   77
     Diminutions in value...................        (17)          7                                   (10)
                                                    ----        ----          ----        ----        ----
         Net book value.....................         68          (1)            0           0          67
                                                    ====        ====          ====        ====        ====


     As of August 31, 2002, investment securities principally include a EUR 4 million investment in Stadium Australia Management, in which the Group owns 15.8% of the shares, a EUR 3 million investment in Sodex Japan Company Ltd, of which it owns 9.3%, and a EUR 1 million investment in Societe Privee de Gestion, in which the Group owns 10.7% of the shares.

   3.8   Investments in Equity Investees

     Companies accounted for under the equity method are listed in note 4.4.

                                               Current                                Gross       Diminution
                                               year net    Changes in   Translation   balance,    in value,
                                   August 31,   income    consolidation adjustments   August      August
                                    2001        (loss)       scope      and other     31, 2002    31, 2002

                                                              (millions of euro)

Equity method investees............      13           4           (4)         (2)          11           0
                                        ===         ===           ===         ===         ===          ===

     The value of investments in equity investees was as follows:

                                                              As of and for the year    As of and for the year
                                                              ended August 31, 2002      ended August 31, 2001
                                                               Share of                  Share of
                                                              net income                net income
                                                                (loss)     Book value     (loss)     Book value

                                                                             (millions of euro)
    Attendo Care......................................                                         (1)
    Corrections Corporation of Australia (until December
        31, 2000).....................................                                         (1)
    Saggel Holding....................................                2            4            1             3
    BAS Chile.........................................                0            5
    Serco Sodexho Defence Services PTY................               (1)          (2)          (2)           (4)
    Agecroft Prison Management........................                0           (1)          (1)           (1)
    Other.............................................                3            5            2             8
                                                                     ---          ---          ---           ---
        Total.........................................                4           11           (2)            6
                                                                     ===          ===          ===           ===

   3.9   Prepaid Expenses, Other Receivables and Other Assets

                                                                          Diminutions                  Diminutions
                                                          Gross value,     in value,    Gross value,    in value,
                                                           August 31,     August 31,     August 31,     August 31,
                                                              2002           2002           2001           2001
                                                                                           Restated      Restated
                                                                             (millions of euro)
    Advances........................................                10                              7
    Other operating receivables.....................               238              (2)           238             (1)
    Investment receivables..........................                 1                             10
    Financing receivables...........................                 1                              3
                                                                  ----             ----          ----            ----
        Total other receivables.....................               250              (2)           258             (1)
    Prepaid expenses ...............................                64                             51
    Deferred financing charges......................                29                             26
    Other deferred charges (1)......................               155                            129
    Deferred tax asset (2)..........................               110                            101
                                                                  ----             ----          ----            ----
        Total.......................................               608              (2)           565             (1)
                                                                  ====             ====          ====            ====

(1)      This item is classified as fixed assets in the cash flow statement.
(2) As of August 31, 2001, deferred tax assets were net of deferred tax liabilities of EUR 16 million.

   3.10  Accounts and Other Receivables

                                                                                 Allowance
                                                                                    for
                                Gross                                            Doubtful    Net book     Net book
                               value,     Due          Due from                  Accounts,   value,        value,
                             August 31,   within        one to      Due after   August 31,   August      August 31,
                                2002       one year   five years   five years      2002       31, 2002      2001
                                                                                                          Restated
                                                               (millions of euro)

  Accounts receivable.............1,516        1,455           1            0          (60)       1,456       1,493
  Other receivables.................250          207          41            0           (2)         248         256
  Prepaid expenses...................65           61           3            1            0           65          54


     The allowance for doubtful accounts increased by a net EUR 3 million in fiscal 2002 and is equivalent to 4% of the accounts receivable balance as of August 31, 2002. Additions to the allowance were EUR 29 million and EUR 9 million for fiscal 2002 and 2001, respectively.


   3.11  Deferred Charges

                               Gross     Accumulated   Net book                                           Net book
                              value,     amortization,  value,     Due          Due from                   value,
                            August 31,   August 31,   August 31,   within        one to      Due after   August 31,
                               2002         2002         2002       one year   five years   five years      2001
                                                               (millions of euro)
  Deferred financing costs.......  37            8           29            7          21            1           26
  Deferred charges............... 255          100          155           27          91           37          129


     Included in deferred charges are investments in client facilities in the U.S. totaling EUR 105 million as of August 31, 2002.


   3.12  Deferred taxes

                                                                                                  August 31,
                                                                                            2002               2001

                                                                                               (millions of euro)

              Deferred tax assets.......................................                       110              117
              Deferred tax liabilities..................................                       (18)             (16)
                                                                                              -----            -----
              Net deferred tax assets...................................                        92              101
                                                                                              =====            =====


     As of August 31, 2002, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 24.8 million. As of August 31, 2001, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 18.4 million.

     The principal items giving rise to deferred tax assets and liabilities was as follows:

                                                                                August 31,
                                                                                   2002
                                                                               (millions of
                                                                                   euro)
              Temporary differences:
              Employee benefits liabilities.............................                 94
              Other temporary differences...............................                (21)
              Net operating loss carryforwards..........................                 19
                                                                                        ----
              Net deferred tax assets...................................                 92
                                                                                        ====



     Net deferred tax assets as of August 31, 2001 included tax-effected deductible and taxable temporary differences totaling EUR 95 million and EUR 16 million, respectively, consolidation adjustments totaling EUR 7 million and net operating less carryforwards totaling EUR 15 million.


   3.13  Shareholders' Equity

Changes in shareholders' equity are as follows:

                                                                            Consolidated Reserves
                                                     Additional              Foreign                Group
                            Shares          Common   paid in     Retained    currency     Treasury  net          Shareholders'
                            outstanding      stock   capital     earnings    translation  shares    income       equity
                                                                 Restated                           Restated     Restated

                                                                  (millions of euro)
   Shareholders' equity,
      August 31, 2000 ........33,587,529     537          216        432          169        (31)        79        1,402
                             ===========    ====        =====       ====         ====        ====      ====        =====
   Share capital increase         92,286


   Stock split...........    101,039,445

   Share capital
      increase ..........     22,840,394      93          925                                                      1,018

   Dividend payments by
      the holding
      company (net of
      dividends on
      treasury shares)...                                             5                                (79)         (74)

   Net income for the
      period.............                                                                               128          128
   Changes in accounting
      principles........                                             (5)                                             (5)
   Foreign currency
      translation
      adjustment..........                                                        (83)                               (83)
                             -----------    ----        -----       ----          ---        ----      ----        -----
   Shareholders' equity,
      August 31, 2001        157,559,654     630        1,141        432           86        (31)       128        2,386
                             ===========    ====        =====       ====          ===        ====      ====        =====
   Share capital increase      1,461,762       6           50                                                         56
   Dividend payments by
      the holding
      company (net of
      dividends on
      treasury shares)....                                            41                               (128)         (87)
   Net income for the
      period..............                                                                              202          202
   Foreign currency
      translation
      adjustment..........                                                       (159)                              (159)
                             -----------    ----        -----       ----          ---        ----      ----        -----
   Shareholders' equity,
      August 31, 2002.....   159,021,416     636        1,191        473          (73)       (31)       202        2,398
                             ===========    ====        =====       ====          ===        ====      ====        =====

         3.13.1   Indirectly Held Treasury shares

     As of August 31, 2002, Sofinsod had a 5.57% indirect interest in Sodexho Alliance, SA through its 14.4% interest in the capital of Bellon SA, which in turn holds 38.69% of Sodexho Alliance, SA.

     As of August 31, 2002, Sofinsod and Etinbis together had a 1.59% indirect interest in Sodexho Alliance, SA, through their respective 56.88% and 43.11% interests in La Societe Financiere De La Porte Verte, which in turn owns 4.1% of Bellon S.A., which in turn holds 38.69% of Sodexho Alliance, SA.

   3.14  Minority Interests

     Changes in minority interests are as follows:

                                                                                             August 31
                                                                                       2002              2001

                                                                                         (millions of euro)

Minority interests, beginning of  year.......................................                131               525
   Share capital increase....................................................                  0                 2
   Dividends paid............................................................                (15)               (9)
   Net income for the period.................................................                 13                67
   Change in consolidation scope.............................................                (54)             (449)
   Currency translation and other............................................                 (2)               (5)
                                                                                             ----             ----
Minority interests, end of  year.............................................                 73               131
                                                                                             ====             ====


   3.15  Provisions for Contingencies and Losses

     Provisions for contingencies and losses include the following amounts:

                                                                                  Release
                                                                                  without
                                                                                  corres-   Translation    Change in
                                                  August                          ponding   differences    consolidation August 31,
                                                  31, 2001  Increase   Release    charge    and other      scope          2002

                                                                                     (millions of euro)

Sodexho Inc. acquisition provisions.....               5          0        0           0          0                0           5
Payroll and other taxes...............                44          6       (6)         (1)        (4)               0          39
Contract termination
 costs..................................              11         11       (7)                     0                7          22
Client and supplier
 litigation.............................               9          1       (4)                    (1)               0           5
Employee litigation....................                8         14       (3)                    (1)               0          18
Large repairs..........................                6          0                               0                0           6
Attendo Care..........................                 6          0                   (7)         1                0           0
Other..................................                4          4       (2)                    (2)               0           4
                                                     ---        ---      ----        ----       ----              ---        ---
                                                      93         36      (22)         (8)        (7)               7          99
                                                     ===        ===      ====        ====       ====              ===        ===

      The following table summarizes the net impact to the income statement line items of the increases and releases to provisions for contingencies and losses as of August 31, 2002:


                                 Increases          Releases

                                      (millions of euro)

Operating                              14               (13)
Financial                               0                 0
Exceptional                            22               (17)
                                      ---               ---
                                       36               (30)
                                      ===               ===


   3.16  Borrowings and Financial Debt

     Future payments on borrowings and other debt balances as of August 31, 2002 were due as follows:

                                                            Less than     One to five     More than
                                                            one year         years       five years        Total

                                                                              (millions of euro)
Bonds
   Euro....................................................          37            305          1,300          1,642
                                                                   ----          -----          -----          -----
       Total bonds.........................................          37            305          1,300          1,642
Bank borrowings
   U.S. Dollars............................................         129          1,043              3          1,175
   Euro....................................................        (117)          (445)            61           (501)
   Pounds Sterling.........................................         129             95              0            224
   Other currencies........................................          25             16              0             41
                                                                   ----          -----          -----          -----
        Total bank borrowings..............................         166            709             64            939
Capital lease obligations
   U.S. Dollars............................................           3              9              0             12
   Euro....................................................          11             23              2             36
   Other currencies........................................           0              4              0              4
                                                                   ----          -----          -----          -----
        Total capital lease obligations....................          14             36              2             52
Other borrowings
   Euro....................................................           1              4              0              5
                                                                   ----          -----          -----          -----
       Total other borrowings..............................           1              4              0              5
Bank overdraft balances
   Euro....................................................          18                                           18
   Pounds Sterling.........................................          31                                           31
   Other currencies........................................           6                                            6
                                                                   ----          -----          -----          -----
        Total bank overdrafts..............................          55              0              0             55
                                                                   ----          -----          -----          -----
Total......................................................         273          1,054          1,366          2,693
                                                                   ====          =====          =====          =====

         3.16.1   Bond Issues

                                                 August 31,                             Translation    August 31,
                                                    2001       Increase    Repayments   Differences       2002

                                                        (millions of euro, except for number of securities)
1996 bond issuance -
     FRF 2,000,000,000
Principal...................................             305                                                  305
Accrued interest............................               4                                                    4
                                                     -------       -----        -----                     -------
     Total..................................             309           0            0                         309
Number of securities........................         400,000                                              400,000
1999 bond issuance -
     EUR 300,000,000
Principal...................................             300                                                  300
Accrued interest............................               7                                                    7
                                                     -------       -----        -----                     -------
    Total...................................             307           0            0                         307
Number of securities........................         300,000                                              300,000

2002 bond issuance
    EUR 1,000,000,000
Principal...................................                       1,000                                    1,000
Accrued interest............................                          26                                       26
                                                     ------        -----        -----         -----       -------
    Total...................................              0        1,026            0             0         1,026
                                                     ------        -----        -----         -----       -------
Total.......................................            616        1,026            0             0         1,642
                                                     ======        =====        =====         =====       =======



           EUR  305 million bond issue

     On May 22, 1996, Sodexho Alliance issued 400,000 bonds with a face value of EUR 762 per bond, representing a total of EUR 304,898,000. The bonds are redeemable at par on June 7, 2004 and bear interest at 6% per annum, which is payable on June 7 annually. Each bond carried a warrant, entitling the bearer to purchase one Sodexho Alliance share prior to June 7, 2004 for EUR 411.61. After giving effect to share issuances and stock splits, each warrant currently entitles the holder to 16.66 shares per warrant. There were 374,782 warrants and 400,000 bonds outstanding as of August 31, 2002.

           EUR 300 million bond issue

     On March 16, 1999, Sodexho Alliance issued 300,000 bonds of EUR 1,000 each for total proceeds of EUR 300 million. The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625% per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding at August 31, 2002.

           EUR 1 billion bond issue

     On March 25, 2002, Sodexho Alliance issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875% payable on March 25 annually.

         3.16.2   Other Borrowings

     In connection with the acquisitions of Sogeres, Wood Dining Services, and the shares in SMS held by third parties, the total debt of an initial amount of $1,355 million resulting from the 1998 acquisition of 48% of SMS was reimbursed in full on June 20, 2001. Pursuant to these transactions, a credit facility guaranteed by Sodexho Alliance was negotiated with a syndicate of banks. As of August 31, 2002, portions of the three tranches of this credit facility had been reimbursed as follows:

>> Tranche A totaling EUR 1,932 million, of which EUR 875 million was outstanding as of August 31, 2001, was fully reimbursed;

>> Tranche B totaling U.S.$930 million, with quarterly repayments over the next five years, of which the entire amount was outstanding as of August 31, 2001, was reimbursed for an amount of U.S.$112 million (pursuant to the swap agreement described in note 3.17 below the U.S. dollar variable LIBOR-based rate on this debt has been swapped for a fixed rate); and

>> Tranche C totaling U.S.$150 million, to be utilized for short-term financing, working capital needs and for bank guarantees and reimbursable in full in five years was not utilized as of August 31, 2002.

           3.16.3  Interest rate swap agreements

     In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated. As of August 31, 2002, 92% percent of borrowings were at fixed rates (including those swapped) and the average interest rate for fiscal 2002 was 5.7%.

   3.17  Financial Instruments

           3.17.1 Swap Agreements with Notional Amounts Greater than EUR 5 million

         Currency Swaps

     In order to match the cash flows on debt repayments with the currency of an operating subsidiary in the United Kingdom, the Group negotiated the following swap transactions:

>>       in fiscal 1996, a cross currency swap (8.3% against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 305 million (EUR 214 million as of August 31, 2002); and

>>       in October 1999, a cross currency swap (capped LIBOR in pounds sterling against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 93 million (EUR 84 million as of August 31, 2002).

     The increase in the value of the pound sterling against the euro increased borrowings as converted to euro by EUR 33.4 million related to these instruments as of August 31, 2002.

     In May 1999, a cross currency swap was negotiated on a loan of $8 million to Sodexho do Brazil repayable over four years (10% against 7.54% in euro against U.S. dollars). As of August 31, 2002, the increase in the U.S. dollar against the euro led to an increase in the debt as converted to euro of EUR 0.3 million.

     In June 1999, a cross currency swap was negotiated on a loan of EUR 50.1 million (EUR 39 million as of August 31, 2002) to Sodexho Scandinavia Holding AB (4.15% against a variable interest rate in Swedish crowns). This swap terminates in August 2004.

    In March 2002, a cross currency swap was negotiated on an inter-company loan of U.S. $309 million to Sodexho, Inc. (6.325% in euro against U.S. dollars). As of August 31, 2002, the decrease in the dollar against the euro led to a decrease in the debt as converted to euro of EUR 35.1 million.

         Interest Rate Swaps

    Several interest rate swaps (1.8% to 5.9% against US dollar LIBOR) with the following maturities were negotiated in order to convert variable rate interest to fixed on U.S.$818 million drawn on Tranche B of the credit facility described above. Following are the maturities of the underlying notional amounts.

                                                 2002-2003         2003-2004        2004-2005
Notional amounts (in millions)..............   170               278               370

    In October 1999, the Group negotiated an interest rate swap maturing in 2004 on a notional amount of EUR 68 million, which converted fixed rate debt at 5.2% to Euribor.

     Fair Values of Financial Instruments

     Following are the fair values of the Group's financial instruments as of August 31, 2002:

                                ASSETS                                  Net book value     Fair value    Difference
                                                                                     (millions of euro)
Financial investments..................................................        67               73               6
Equity method investees................................................        11               11               0
Marketable securities and other:
Sodexho Alliance shares (1)............................................       100               74             (26)
Cash                                                                           34               34               0
Term deposits..........................................................       172              172               0
Mutual funds - SICAV...................................................       197              197               0
Debt securities........................................................        38               38               0
Mutual funds - other...................................................        12               12               0
                                                                            -----            -----             ----
   Total marketable securities and other...............................       553              527             (26)
Restricted cash........................................................       165              165               0
                                                                            -----            -----             ----
Total..................................................................       796              776             (20)
                                                                            =====            =====             ====
                           LIABILITIES
Bonds
2002 EUR 1 billion bond issuance....................................        1,026            1,053              27
1999 EUR 300 million bond issuance..................................          307              298              (9)
1996 EUR 305 million (FRF 2,000 million) bond issuance..............          309              319              10
                                                                            -----            -----             ----
   Total bonds...................................................           1,642            1,670              28
Bank debt
Sodexho, Inc. borrowings.........................................             839              846               7
Swap on intercompany loan with Sodexho Holdings Ltd..............               1                3               2
Swap on intercompany loan with Sodexho Services Group Ltd........              32               35               3
Swap on intercompany loan with Sodexho, Inc......................             (35)             (26)              9
Other bank debt..................................................             102              100              (2)
                                                                            -----            -----             ----
   Total bank debt...............................................             939              958              19
Bank overdrafts. ................................................              55               55               0
Other borrowings.................................................              57               57               0
                                                                            -----            -----             ----
Total borrowings.................................................           2,693            2,740              47
                                                                            =====            =====             ====
Other liabilities
SMS acquisition debt (1).........................................              38               12             (26)
                                                                            -----            -----             ----
Total............................................................           2,731            2,752              21
                                                                            =====            =====             ====

(1) A portion of the acquisition cost for the shares of Sodexho Marriott Services, Inc. (now Sodexho, Inc.) acquired in June 2001 related to the rollover of employee stock options, was considered payable in Sodexho Alliance shares, which have not yet been issued. A liability was recorded in other liabilities as of the acquisition date. This liability has been revalued to reflect the price paid by Sodexho Alliance for shares it acquired on the open market to be used in connection with this stock option program.

   3.18  Statement of Cash Flows - Additional Information

3.18.1   Change in Working Capital

                                                                       Assets         Liabilities     Total Change
                                                                                  (millions of euro)
Loans receivable, deposits and other..........................
Inventories...................................................                (8)

Accounts receivable, net of allowance for doubtful accounts...                29
Other operating receivables...................................                52
Advances......................................................                 2
Accounts payable..............................................                                  78
Vouchers payable..............................................                                 126
Taxes and social charges payable..............................                                  63
Other operating payables......................................                                  11
Deferred revenues.............................................                                   6
                                                                            ----              ----             ----
   Change in working capital from operating activities........                75               284              209
                                                                            ====              ====             ====
Investment related receivables................................
Investment related payables...................................                                  (3)
                                                                            ----              -----            ----
   Change in working capital from investing activities........                 0                (3)              (3)
                                                                            ====              =====            ====
Financing related receivables.................................                 2
Financing related payables....................................                                   1
                                                                            ----              -----            ----
   Change in working capital from financing activities........                 2                 1               (1)
                                                                            ====              =====            ====


3.18.2   Acquisitions of Tangible and Intangible Assets and Subsidiaries

     The following table presents the cash flows for tangible and intangible fixed assets for fiscal 2002.

                                                                              Acquisitions   Disposals      Net

                                                                                      (millions of euro)

Tangible and intangible assets, including certain deferred charges ....               297           29        268
Variation in financial assets .........................................                 0            4         (4)
                                                                                     ----         ----       ----
     Total change in tangible and intangible assets ...................               297           33        264

Acquisitions (disposals) of subsidiaries...............................               107           61
Less: capital gains taxes..............................................                            (12)
Less: cash in acquired companies.......................................               (10)           0
                                                                                     ----         ----       ----
     Total change in consolidation scope ..............................                97           49         48
                                                                                     ----         ----       ----
Total .................................................................               394           82        312
                                                                                     ====         ====       ====

   3.19  Commitments

     Commitments made as of August 31, 2002 (millions of euro) were as follows:

Financial guarantees to third parties ..............................     41
Performance bonds on operating leases ..............................     62
Client performance bonds ...........................................     22
Other commitments ..................................................     18
                                                                        ---
Total ..............................................................    143
                                                                        ===

                                 ==========
4.       OTHER  INFORMATION

   4.1 Compensation, Advances, Loans and Retirement Plan Commitments Made to Members of the Sodexho Alliance Board of Directors

     Compensation totaling EUR 0.11 million was allocated to members of the Board of Directors during fiscal 2002 and EUR 0.03 million was paid to the defined contribution retirement plan for members of the Board of Directors of Sodexho Alliance. There were no advances or loans to members of the Board of Directors of Sodexho Alliance as of August 31, 2002.

   4.2   Related Parties

     Bellon S.A. holds 38.69% of the capital of Sodexho Alliance. Pursuant to an agreement between Bellon S.A. and Sodexho Alliance, Bellon S.A. invoiced Sodexho Alliance EUR 3.7 million for consulting and advisory services during fiscal 2002. Sodexho Alliance paid dividends of EUR 34.5 million to Bellon S.A. during fiscal 2002.

   4.3   French Tax Consolidation

The companies included in the Sodexho Alliance tax group for French tax consolidation purposes are as follows. The annotation "N" denotes the three companies included in the tax consolidation for the first time during the current fiscal year.


         SODEXHO ALLIANCE                   R.G.C.                            LA SALAMANDRE
         SODEXHO France                     CIR                               S.I.G.E.S. GUYANE
         SOFINSOD                           SAGERE                            S.D.T.S.
         ETINBIS                            LA NORMANDE SA                    S.H.T. GUYANE
         ETIN                               LA NORMANDE Sarl                  SODEX'NET
         G.M. GROUPE                        HEDELREST                         S.E.V.P.T.E.
         S.F.R.                             SOGEREST                          S.A.V.P.T.E.
         COMREST                            COREST                            EIFFEL BRETAGNE
         SOFOMEDI                           S.D.A.M.                          BATOBUS
         SORESCOM                           S.I.R.                            SEINOVISION
         SODEXHO PRESTIGE                   SODEXHO C.C.S.                 N  S.T.V.B.
         OGRE                               S.P.I.                            S.T.N.B.
         S.F.S.                                                               UNIVERSAL SODEXHO NORTH AFRICA
         S.F.R.S.                           CATESCO                           UNIVERSAL SODEXHO AFRIQUE
         S.M.R.S.                           EMIS                              S.I.G.E.S.
         S.H.R.S.                           GUYANE PROPRETE                   A.L.B.
         SODEQUIP                           IFREST                            LOISIRS DEVELOPPEMENT
         SHM                                HOLDING ALTYS                     UNIVERSAL SODEXHO
N        S.R.R.S.                     N     A.A. DEVELOPPEMENT
         STRS                               SBRS

   4.4   List of Subsidiaries

   A list of subsidiaries and the Group's percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary. The annotation "N" denotes the nineteen companies consolidated for the first time in fiscal 2002. Four of these companies were acquired during the year, and the remainder were newly created entities or previously deconsolidated companies. The annotation "EM" denotes the ten companies accounted for by the equity method. All other companies are fully consolidated.

                                                                           % voting      Principal       Country
                                                           % interest       rights        activity
Metropolitan France
              Societe Francaise de Restauration                                             FMS           France
              Soderp                                                                        FMS           France
              Comrest                                                                       FMS           France
              Sofomedi                                                                      FMS           France
              Sorescom                                                                      FMS           France
              Sorepar                                                                       FMS           France
              Ogre                                                                          FMS           France
              Altys Multiservices                             80%             80%           FMS           France
              Altys Gestion                                                                 FMS           France
EM            Saggel Holding                                  30%             30%           FMS           France
              Societe Francaise de Services                                                 FMS           France
              Societe Francaise de Restauration et
              Services                                                                      FMS           France
              Societe Marseillaise de Restauration et
              Services                                                                      FMS           France
              Societe de Developpement des Services de
              Proximite                                       92%             92%           FMS           France
              Sodequip                                                                      FMS           France
              Societe Havraise de Restauration et
              Services                                                                      FMS           France
              Ifrest                                                                        FMS           France
              Ecorest                                         51%             51%           FMS           France
              Sodexho Prestige                                                              FMS           France
              S.I.R.                                                                        FMS           France
              Ceredial                                        90%             90%           FMS           France
              Societe Hoteliere du Mantois                                                  FMS           France
              C.I.R.                                                                        FMS           France
              Siges                                                                         FMS           France
              La Normande SA                                                                FMS           France
              La Normande Sarl                                                              FMS           France
              Hedelrest                                                                     FMS           France
              R.G.C.                                                                        FMS           France
              Sagere                                                                        FMS           France
              Sogerest                                                                      FMS           France
N             Midi service                                                                  FMS           France
              Societe Bretonne de Restauration et
              Services                                                                      FMS           France
              Societe Thononaise de Restauration et                                         FMS           France
              Services
              Sogeres (sub-consolidation)                                                   FMS           France
              Bateaux Parisiens (sub-consolidation)                                         RHC           France
              Armement Lebert Buisson                                                       RHC           France
              Societe de Restauration Nantaise                50%                           RHC           France
              Societe d'exploitation des Croisieres
              Nantaises                                       50%             50%           RHC           France
              Societe des Thermes de Neyrac-les-bains                                       RHC           France
              Emis                                                                           RS           France
              Catesco                                                                        RS           France
              Sodexho Cheques et Cartes de Services                                         SVC           France
              Sodexho Pass International                                                    HOL           France
              Sodexho France SAS                                                            HOL           France
              Universal Sodexho SA                                                          HOL           France
              Sofinsod                                                                      HOL           France
              Etinbis                                                                       HOL           France
              Etin                                                                          HOL           France
              Gardner Merchant Groupe                                                       HOL           France
              Loisirs Developpement                                                         HOL           France
              Holding Altys                                                                 HOL           France
              Astilbe                                         86%             86%           HOL           France
              Holding Sogeres                                                               HOL           France
              AA Developpement                                                              HOL           France



                                                           % interest      % voting      Principal       Country
                                                                             rights      activity
Americas
              Sodexho, Inc. (sub-consolidation)                                             FMS             USA
              Abela Enterprises, Inc. (Wood Dining
              Services) (sub-consolidation)                                                 FMS             USA
              Spirit Cruises                                                                RHC             USA
              Delta Catering Management                       49%             49%            RS             USA
              Universal Sodexho, Inc.                                                       HOL             USA
              Universal Services Partnership                                                 RS             USA
              Universal Services Enterprises LLC                                             RS             USA
              Sodexho Pass USA                                                              SVC             USA
              Energy Catering Services LLC                                                   RS             USA
              Universal Sodexho Empresa de Servicios y                                       RS          Venezuela
              Compartamentos
              Universal Sodexho Services de Venezuela                                        RS          Venezuela
              Universal Sodexho do Brazil Comercial                                          RS           Brazil
              Ltda
              Sodexho Do Brazil Comercial Ltda                90%             90%           FMS           Brazil
              Sodexho Argentina                                                             FMS          Argentina
              Sodexho de Colombia                             65%             65%           FMS          Colombia
              Sodexho Venezuela Alimentacion y
              Servicios                                       70%             70%           FMS          Venezuela
              Sodexho Costa Rica                                                            FMS         Costa Rica
              Sodexho Mexico                                                                FMS           Mexico
              Doyon Universal Services JV                     50%             50%            RS             USA
              Sodexho Peru                                                                   RS            Peru
N             Sodexho sitios remotos de Peru                                                 RS            Peru
N, EM         B.A.S. SA                                       33%             33%           FMS            Chile
N             Siges Chile                                                                   FMS            Chile
              Sodexho Chile (sub-consolidation)                                             FMS            Chile
N             Sodexho Mexico servicios de personnel                                         FMS           Mexico
N             Sodexho mantenimiento y servicios                                              RS           Mexico
              Sodexho Pass do Brazil                          77%             77%           HOL           Brazil
              Medcheque                                       50%             65%           SVC           Brazil
              Cardapio informatica                            77%                           SVC           Brazil
              National administracao de restaurentes          77%                           SVC           Brazil
              Sodexho Pass Do Brazill Commercial E
              Servicio                                        77%                           SVC           Brazil
              Sodexho Pass Chile                                                            SVC            Chile
              Sodexho Pass Venezuela                          64%             64%           SVC          Venezuela
              Sodexho Pass de Colombia                        51%             51%           SVC          Colombia
              Luncheon Ticket                                 60%             60%           SVC          Argentina
              Promocupon                                                                    SVC           Mexico
              Prestaciones Mexicanas SA de CV                                               SVC           Mexico
              Sodexho Servicios Operativos                                                  SVC          Venezuela
              Siges Guyane                                                                  FMS           France
              Societe Hoteliere de Tourisme de Guyane                                       FMS           France
              Sodex'Net                                                                     FMS           France
              Guyane Proprete                                                               FMS           France
N             La Salamandre                                                                 FMS           France
              Societe Guyanaise de Protection et
N             Gardiennage                                                                   FMS           France
N             Sodexho Antilles                                                              FMS           France

                                                           % interest      % voting      Principal        Country
                                                                             rights       activity
Africa
            Universal Sodexho Afrique                                                        RS           France
            Universal Sodexho North Africa                                                   RS           France
            Sodexho Nigeria                                                                  RS           Nigeria
            Universal Sodexho Gabon                           90%             90%            RS            Gabon
            Sodexho Pass Tunisie                              49%             49%           SVC           Tunisia
            Sodexho Pass Maroc                                                              SVC           Morocco
                                                                                                        Equatorial
            Sodexho Equatorial Guinea                         70%             70%            RS           Guinea
            Universal Sodexho Cote d'Ivoire                                                  RS         Ivory Coast
            Sodexho Cameroun                                  70%             70%            RS          Cameroon
            Universal Sodexho Congo                                                          RS            Congo
            Sodexho Southern Africa (sub-consolidation)       74%             74%           FMS        South Africa
            Sodexho Investments Ltd                                                         HOL        South Africa
            Sodexho Tanzanie                                                                 RS          Tanzania




                                                           % interest      % voting      Principal        Country
                                                                             rights       activity
Europe
               Sodexho Monaco                                                               FMS           Monaco
               Sodexho Belgique                                                             FMS           Belgium
               Altys Belgium                                  80%                           FMS           Belgium
               Restaura                                                                     FMS           Belgium
               Sodexho Luxembourg (sub-consolidation)                                       FMS         Luxembourg
               Sodexho Italia (sub-consolidation)                                           FMS            Italy
               Sodexho D.O.O.                                                               FMS          Slovakia
               Sodexho Oy (Finland)                                                         FMS           Finland
               Sodexho Scandinavian Holding
               (sub-consolidation)                                                          FMS           Sweden
               Sodexho Espana (sub-consolidation)                                           FMS            Spain
N              Lisrestal                                      80%             80%           FMS          Portugal
               Sodexho Portugal Catering                                                    FMS          Portugal
N              Sodexho Hellas                                 51%             51%           FMS           Greece
               Sodexho Catering & Services GmbH                                             FMS           Germany
               Eiring S.C.S. Catering Services GmbH                                         FMS           Germany
               Plauen Menu                                                    90%           FMS           Germany
               Baren Menu GmbH                                90%             90%           FMS           Germany
               Sodexho A.O.                                                                 FMS           Russia
               Imagor Services                                                              HOL           Belgium
               Sodexho Catering Spol Sro                                                    FMS       Czech Republic
               Sodexho Skolni Hidelny Sro                                                   FMS       Czech Republic
               Sodexho Spolocne                                                             FMS          Slovakia
               Sodexho Magyarorszag Kft                                                     FMS           Hungary
               Zona Vendeglato                                                              FMS           Hungary
               Sodexho Toplu Yemek                                                          FMS           Turkey
               Sodexho Polska Sp. Zoo                                                       FMS           Poland
               Sodexho MM Catering GmbH                       91%             91%           FMS           Austria
EM             Agecroft Prison Management                     50%             50%           FMS       United Kingdom
               Sodexho Services Group Ltd                                                   HOL       United Kingdom
EM             HPC Limited                                    25%             25%           FMS       United Kingdom
               Sodexho  International Holdings Ltd                                          HOL       United Kingdom
               Keyline Travel Management                                                    FMS       United Kingdom
               Sodexho Limited                                                              FMS       United Kingdom
               Sodexho Prestige Limited                                                     FMS       United Kingdom
               Universal Sodexho Scotland                                                    RS       United Kingdom
N              Harmondsworth Detention Services ltd           51%             51%           FMS       United Kingdom
               UKDS                                                                         FMS       United Kingdom
               Tillery Valley Foods Ltd                                                     FMS       United Kingdom
N              Rugby Hospitality 2003 Ltd                     55%             55%           FMS       United Kingdom
               Sodexho Holding Limited                                                      HOL       United Kingdom
N              Sodexho Education Services Ltd                                               FMS       United Kingdom
               Sodexho Management Services Ltd                                              FMS       United Kingdom
               Cadogan Caterers Ltd                                                         FMS       United Kingdom
               Sodexho Services Ltd                                                         FMS       United Kingdom
               Sodexho Support Services                                                     HOL       United Kingdom
               Universal Sodexho Norway                                                      RS           Norway
               Universal Sodexho Holdings Ltd                                               HOL       United Kingdom
               Universal Services Europe Ltd                                                 RS       United Kingdom
               Universal Sodexho Nederlands BV                                               RS         Netherlands
               Primary Management Aldershot                   60%             60%           FMS       United Kingdom
EM             Mercia Healthcare Holding Ltd                  25%             25%           FMS       United Kingdom
EM             South Manchester Healthcare Ltd                25%             25%           FMS       United Kingdom
               Sodexho Holdings - Ireland Ltd                                               HOL           Ireland
               Sodexho Services Limited                                                     FMS           Ireland
               Van Hecke Catering BV                                                        FMS         Netherlands
               Sodexho Nederland BV                                                         FMS         Netherlands
               Sodexho Prestige BV                                                          FMS         Netherlands
               Sodexho Catering Services BV                                                 FMS         Netherlands
               Sodexho Pass Belgique                                                        SVC           Belgium
               Special Event                                  70%             70%           SVC           Belgium
               Sodexho Pass Luxembourg                                                      SVC         Luxembourg
               Sodexho Pass GmbH                                                            SVC           Germany
               Wergutschein - Systeme GmbH                                                  SVC           Germany
               Sodexho Card Services GmbH                     74%             74%           SVC           Germany
               Sodexho Pass srl                                                             SVC            Italy
               Sodexho Pass Espana                            95%                           SVC            Spain
               Ticket Menu                                    95%             95%           SVC            Spain
               Sodexho Pass Austria                                                         SVC           Austria
EM             Adicarte Technology Ltd                        33%             33%           SVC       United Kingdom
               Sodexho Pass Limited                                                         SVC       United Kingdom
               Sodehxo Pass Hungaria Kft                                                    SVC           Hungary
               Sodexho Pass Ceska Republika                                                 SVC       Czech Republic
               Sodexho Pass Slovak Republic                                                 SVC          Slovakia
               Sodexho Pass Polska                                                          SVC           Poland
               Sodexho Restoran Servisleri AS                 80%             80%           SVC           Turkey
               Sodexho Pass Romania                                                         SVC           Romania
               Catamaran Cruisers                                                           RHC       United Kingdom
               Florida                                                                      HOL           Belgium
               Compagnie Financiere Aurore
               International                                                                HOL           Belgium
               Pakzon                                                                       HOL         Switzerland




                                                           % interest      % voting      Principal       Country
                                                                             rights      activity
Asian - Pacific, Middle East
               Kelvin Catering Services                       49%             49%            RS         United Arab
                                                                                                         Emirates
               Teyseer Services Qatar                         49%             49%            RS            Qatar
               Socat llc                                      50%             50%            RS            Oman
               N.C.M.S.                                       50%             50%            RS        Saudi Arabia
               Abbar &  Zainy                                 50%             50%            RS        Saudi Arabia
               Sodexho International (SISA) Holding                                         HOL         Switzerand
                                                                                                        United Arab
               SISA llc                                                                      RS          Emirates
               Restauration Francaise (New Caledonia)         72%             72%           FMS           France
  N            Sodexho Nouvelle Caledonie                                                   FMS           France
  N            SRRS (la Reunion)                                                            FMS           France
               Sodexho Singapore                                                           FMS          Singapore
               Sodexho Malaysia                                                             FMS          Malaysia
               Sodexho - Hong Kong Ltd                                                      FMS          Hong Kong
               Sodexho Korea Co Ltd                                                         FMS            Korea
               Universal Sodexho Eurasia                                                     RS       United Kingdom
               Universal Remote Site Services                                                RS          Singapore
               Aims Corporation                                                             FMS          Australia
               PT Universal Ogden Indonesia                   50%             50%            RS          Indonesia
               Sodexho - Australia                                                          FMS          Australia
         EM    Serco Sodexho Defence Services Pty
               Ltd                                            50%             50%           FMS          Australia
         EM    Rowland Sodexho Pty                            50%             50%           FMS          Australia
               Sodexho Venues Australia Pty                                                 FMS          Australia
         EM    Serco Sodexho Defence Services Pty Ltd         50%             50%           FMS         New Zealand
  N            Minesite Catering Pty Ltd                                                     RS          Australia
               Sodexho (Tianjing) Catering Company Ltd                                      FMS            China
               Sodexho Services Company Ltd Shanghai                                        FMS            China
               Sodexho (Suzhou)  Catering Company                                           FMS            China
               Beijing Sodexho Catering Services
               Company Ltd                                                                  FMS            China
               Guangzhou Sodexho Management Services
               ltd                                                                          FMS            China
               Sodexho Pass Shanghai                                                        SVC            China
               Sodexho India                                                                FMS            India
               Sodexho Pass Services India                                                  SVC            India
  N            Sakhalin Support Services                      95%             95%            RS           Russia
  N            Allied Support Sakhalin                                                       RS           Russia

Business: FMS = Food and Management Services, RS = Remote Sites, SVC = Service Vouchers and Cards, HOL = Holding Company, RHC = River and Harbor Cruises

5.       DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

The Group's consolidated financial statements have been prepared in accordance with French GAAP which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The effects of the application of U.S. GAAP to net income and shareholders' equity are set forth in the tables below:

   5.1   Reconciliation of consolidated net income (loss)

                                                                                For the year ended August 31,
                                                                         -----------------------------------------------
                                                                              2002            2001            2000
                                                                                            Restated        Restated

                                                                          (millions of euro, except per-share amounts)


Net income, as restated..........................................................  202             128              79

U.S. GAAP adjustments: (1)
(a)   Business combinations...................................................... (100)           (135)           (109)
(b)  Stock-based compensation....................................................  (10)             (2)
(c)  Pensions and postretirement benefits........................................   (3)              2               4
(d)  Investments in marketable equity securities.................................    0             (35)             40
(e)  Detachable stock purchase warrants..........................................   (7)             (6)             (6)
(f)  Derivative financial instruments............................................   (6)              9              (7)
(g)  Foreign currency transactions...............................................    0              (8)              2
(h)   Treasury shares............................................................   19               0               0
(i)  Other, net..................................................................   (4)            (14)              1
(j)  Deferred income tax effect..................................................   45              27              20
                                                                                  -----           -----           -----
Total U.S. GAAP adjustments......................................................  (66)           (162)            (55)
                                                                                  -----           -----           -----
Net income (loss), as determined under U.S. GAAP.................................  136             (34)             24
                                                                                  =====           =====           =====
Earnings (loss) per share, as determined under U.S. GAAP
(k)    Basic earnings (loss) per share........................................... 0.86           (0.25)           0.18
(k)    Diluted earnings (loss) per share......................................... 0.85           (0.25)           0.17


(1) Refer to note 5.5 for explanations.
   5.2   Reconciliation of consolidated shareholders' equity

                                                                                August 31,
                                                                          2002             2001
                                                                                          Restated
                                                                            (millions of euro)

Shareholders' equity, as restated....................                        2,398            2,386

U.S. GAAP adjustments: (1)
(a)  Business combinations.......................................             (337)            (278)
(b)  Stock-based compensation....................................               (1)              (2)
(c)  Pensions and postretirement benefits........................              (26)              22
(d)  Investments in marketable equity securities.................                0                0
(e)  Detachable stock purchase warrants..........................               12               19
(f)  Derivative financial instruments............................              (16)             (10)
(g)  Foreign currency transactions...............................                0                0
(h)  Treasury shares.............................................             (100)             (29)
(i)  Other, net..................................................               15               21
(j)  Deferred income tax effects.................................              (65)            (100)
                                                                             ------           ------
Total U.S. GAAP adjustments......................................             (518)            (357)
                                                                             ------           ------
Shareholders' equity, as determined under U.S. GAAP..............            1,880            2,029
                                                                             ======           ======

(1) Refer to note 5.5 for explanations.


   5.3   Statement of comprehensive income

     SFAS No. 130, "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that relate to transactions with other than owners, including foreign currency translation adjustments, unrealized gains and losses on marketable securities classified as available-for-sale, minimum pension liability adjustments and certain unrealized gains and losses on derivative financial instruments.

                                                                                      For the year ended August 31,
                                                                                 2002             2001            2000
                                                                                               Restated        Restated

                                                                                           (millions of euro)

Net income (loss), as determined under U.S. GAAP................................    136            (34)             24
                                                                                  -----           -----           -----
   (d) Unrealized gains and losses on available-for-sale securities(1):
           Net unrealized holding loss arising during the period................                   (31)           (100)
           Reclassification adjustment for losses included in net
     income.....................................................................                    31              34
   (f) Change in fair value of cash flow hedge(1)                                    (7)            (6)

   (c) Additional minimum pension liability(1)                                      (33)

   Foreign currency translation adjustments.....................................   (130)           (53)            103
                                                                                  -----           ----            ----
   Other comprehensive income (loss), as determined under U.S. GAAP.............   (170)           (59)             37
                                                                                  -----           ----            ----
Comprehensive income (loss), as determined under U.S. GAAP......................    (34)           (93)             61
                                                                                  =====           ====            ====

(1) Refer to note 5.5 for explanations.

   5.4.1 Condensed U.S. GAAP statement of operations

                                                                            For the year ended August 31,
                                                                         2002           2001(1)        2000(1)
                                                                                       Restated        Restated

                                                                                  (millions of euro)

Revenues...............................................................    12,618           7,557           5,648
Other operating income.................................................        78              24              31
                                                                           ------           -----           -----
Operating expenses, excluding goodwill and intangible assets
     amortization......................................................    12,166           7,284           5,391
Goodwill and intangible assets amortization ...........................       126             144              93
                                                                           ------           -----           -----
     Operating income..................................................       404             153             195

Interest expense.......................................................       203             109              91
Equity in income (loss) of investees...................................         6               2              (1)
Other non-operating income (expense)...................................        33              (7)              1
                                                                           ------            -----          -----
     Income before income taxes, minority interest and
     extraordinary item.....................                                  240              39             104
Income tax expense.....................................................        91              61              70
Minority interest in net income of consolidated subsidiaries...........        13               9              10
                                                                           ------            -----          -----
Income (loss) before extraordinary item................................       136             (31)             24
Extraordinary loss on extinguishment of debt...........................                        (3)
                                                                           ------            -----          -----
     Net income (loss).................................................       136             (34)             24
                                                                           ======            =====          =====

____________________

(1)For fiscal 2000 and fiscal 2001, the most significant differences between the amounts reported in accordance with French GAAP and those reported under US GAAP relate to the accounting for Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.). See note 5.5 (a) for additional information on the nature of this accounting difference.

   5.4.2 Condensed U.S. GAAP balance sheet

                                                                                             August 31,
                                                                                        2002            2001
                                                                                                      Restated

                                                                                         (millions of euro)
ASSETS:
Current assets:
Cash and cash equivalents.......................................................           1,044           1,033
Restricted cash.................................................................             165             152
Accounts receivable.............................................................           1,457           1,493
Inventories.....................................................................             170             192
Deferred tax assets.............................................................              79              93
Other current assets............................................................             272             260
                                                                                          ------          ------
    Total current assets........................................................           3,187           3,223

Fixed assets, net...............................................................             429             436
Goodwill and intangible assets, net.............................................           4,514           4,815
Other non-current assets........................................................             373             346
                                                                                          ------          ------
    Total assets................................................................           8,503           8,820
                                                                                          ======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Current portion of long-term debt...............................................             291             625
Accounts payable................................................................           1,255           1,268
Vouchers payable................................................................             732             729
Accrued expenses and other current liabilities..................................           1,089           1,113
                                                                                          ------          ------
    Total current liabilities                                                              3,367           3,735

Long-term debt..................................................................           2,507           2,232
Other long-term liabilities.....................................................             304             162
Deferred tax liabilities........................................................             372             531

Minority interests..............................................................              73             131
Shareholders' equity............................................................           1,880           2,029
                                                                                          ------          ------
    Total liabilities, minority interest and shareholders' equity...............           8,503           8,820
                                                                                          ======          ======

   5.5 Notes to reconciliation of consolidated net income and consolidated shareholders' equity

      As discussed in note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, the Group restated its French GAAP financial statements as presented herein for each of the fiscal years ended August 31, 2001 and 2000. The impact of the restatement on previously reported US GAAP amounts is summarized in the table below.

                                                                     Basic       Diluted
                                                Operating   Net       Earnings    Earnings    Current    Total
                                  Revenues      Income      Income   per Share   per Share    Assets     Equity

Fiscal 2001
Previously reported                    7,572          168      (24)      (0.18)      (0.18)      3,252      2,048
Adjustment                              (15)          (15)     (10)      (0.07)      (0.07)        (29)       (19)
                                      ------         -----    -----      ------      ------      ------     ------
As adjusted                            7,557          153      (34)      (0.25)      (0.25)      3,223      2,029
                                      ======         =====    =====      ======      ======      ======     ======
Fiscal 2000
Previously reported                    5,657          204       30        0.22        0.22
Adjustment                               (9)           (9)      (6)      (0.04)      (0.05)
                                      ------         -----     ----      ------      ------
As adjusted                            5,648          195       24        0.18        0.17
                                      ======         =====     ====      ======      ======



   (a)   Business combinations

   Under French GAAP, all of the Group's business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life. Where the Group has established a strong presence in a geographic market through an acquisition, an additional intangible asset, market share, is recorded in the allocation of purchase price. In accordance with French GAAP, this market share intangible asset is not amortized. However, it is evaluated annually for impairment. Deferred taxes are not recorded with respect to goodwill or market share under French GAAP.

     Under U.S. GAAP, all of the Group's business combinations are accounted for as purchases. In accordance with APB 16, "Business Combinations", and related interpretations (SFAS 141 effective July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, workforce (prior to July 1, 2001 only) and software intangible assets have been identified with respect to the Group's acquisitions. As a result, part of what was allocated to market share and goodwill under French GAAP is reallocated to
these identified intangible assets for U.S. GAAP.   The remaining excess of cost
over fair value of the net assets acquired is recorded as goodwill.In accordance with APB 17 (SFAS 142 effective September 1, 2001) all intangible assets acquired, including goodwill (through fiscal 2001; thereafter it is no longer amortized), customer relationships, trademarks, software and assembled workforces (through fiscal 2001; thereafter it has been reclassified to goodwill and is no longer amortized), are amortized over their estimated useful lives. A deferred tax liability is recorded with respect to all intangible assets except goodwill. Generally, the amount assigned to goodwill is increased by an amount equal to the deferred taxes recorded.

     A summary of the composition of the aggregate adjustments included in the reconciliations of consolidated net income (loss) and consolidated shareholders' equity related to the Group's business combinations follows:







                                                                        For the year ended August 31,
                                                                     2002            2001           2000
                                                                              (millions of euro)
     Sodexho, Inc....................................................     (88)            (74)           (51)
     Gardner Merchant................................................     (21)            (39)           (41)
     Other...........................................................       9             (22)           (17)
                                                                        ------           -----          -----
                                                                         (100)           (135)          (109)
                                                                        ======           =====          =====

   For the years ended August 31, 2001 and 2000, the effects of deferred income taxes and minority interests pertainting to Sodexho, Inc. were included in the business combinations adjustment as follows:

                                                                For the year ended August 31,
                                                                     2001            2000

                                                                      (millions of euro)
     Sodexho, Inc.:
     Adjustment before deferred income taxes and minority
     interest .......................................................    (200)           (174)
     Effect of deferred income taxes ................................      68              65
     Effect of minority interest ....................................      58              58
                                                                         -----           -----
     Total Sodexho, Inc..............................................     (74)            (51)
                                                                         =====           =====

      The deferred income tax effect related to the adjustments for the acquisition of Sodexho, Inc. (for fiscal 2002 only), Gardner Merchant and other business combinations is included in the reconciliations of consolidated net income (loss) and consolidated shareholders' equity within the caption "Deferred income tax effects." There is no minority interest impact related to the adjustments for the Gardner Merchant acquisition or other business combinations.

     As of August 31, 2002, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by EUR 1.5 billion, decrease intangible assets other than goodwill by EUR 1.6 billion and increase deferred tax liabilities by EUR 0.4 billion. As of August 31, 2001, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by EUR 1.5 billion, decrease intangible assets other than goodwill by EUR 1.4 billion and increase deferred tax liabilities by EUR 0.5 billion.

     The following table presents the allocation of intangible assets and goodwill, their estimated useful lives and the related amortization expense.

                                                                                        Amortization Expense
                                                                                ------------------------------------
                                                                                       Year Ended August 31,
                                                                   Estimated
                                                August 31,        Useful Life
                                              2002      2001                         2002          2001         2000
                                                                                 (millions
                                            (millions of euro)      (years)       of euro)

Customer relationships....................      1,599     1,561     10 - 19            97            57           38
Assembled workforce.......................          -       193        6                              7
Trademarks................................         33        33        5                                           3
Software and other........................        226       143      3 - 7             29            16            9
Goodwill..................................      3,484     3,736                         0            64           42
                                                -----    ------                      ----           ----        ----
                                                5,342     5,666                       126           144           92
                                                                                     ====           ====        ====

Accumulated amortization..................      (828)     (851)
                                                -----     -----
Total intangible assets and goodwill, net.      4,514     4,815
                                                =====     =====



     Incremental U.S. GAAP amortization with respect to software and other intangible assets totaled EUR 7 million, EUR 6 million and EUR 3 million in fiscal 2002, fiscal 2001 and fiscal 2000, respectively, and principally related to leased assets which are capitalized under U.S. GAAP but treated as operating leases under French GAAP.

     Additional information with respect to the differences between French GAAP and U.S. GAAP for the Group's significant acquisitions is provided below.

Sodexho, Inc. (formerly Sodexho Marriott Services, Inc.)

     Under French GAAP, the Group consolidated Sodexho, Inc., of which it owned 47.4% as of August 31, 2000, until the Group acquired the remaining shares on June 20, 2001 (at which time it owned 46.9% of Sodexho, Inc.). French GAAP generally requires consolidation of greater than 40%-owned subsidiaries if there is no single more significant shareholder. Under U.S. GAAP, Sodexho, Inc. is required to be accounted for by the equity method until the date when the remaining shares were acquired. The reconciling items included in the tables above related to net income and shareholders' equity principally reflect the impact of re-allocating market share and goodwill, as recorded under French GAAP, to identified intangible assets, including customer contracts, software and assembled workforce as well as the related deferred tax effects. These assets are being amortized over their estimated useful lives of 17 years, seven years and six years, respectively, under U.S. GAAP for purposes of the reconciliation. The remaining excess was allocated to goodwill which is being amortized over its estimated useful life of 30 years through August 31, 2001.

      In connection with the acquisition of the 53% of Sodexho, Inc. it did not already own, Sodexho Alliance agreed to convert the unvested stock options into unvested Sodexho Alliance stock options. Sodexho Alliance recorded a liability amounting to EUR 79 million in connection with this agreement, computed as the aggregate intrinsic value of the options (using the market value of the underlying shares of EUR 53.47 based on the average Sodexho Alliance share price over the 20 days preceding the transaction). The liability was recorded as part of the cost of the acquisition. For the year ended August 31, 2002, the liability was reduced by an amount equal to the lesser of a) the original provision and b) the difference between EUR 53.47 per share and the acquisition cost of the related treasury shares (see note 5.5 (h)).

      Under US GAAP, the portion of the intrinsic value of the rolled over unvested options related to future service was recorded as unearned compensation in shareholders' equity. The fair value of these stock options was recorded as shareholders' equity.

     The impact of the adjustment related to the accounting for Sodexho, Inc. between French and U.S. GAAP on the Group's statement of operations and balance sheet is summarized below (decreases in parentheses):

                                                                 2002            2001            2000
                                                                          (millions of euro)
For the year ended August 31,
       Revenues                                                         -          (4,379)         (4,857)
       Operating income                                              (103)           (291)           (249)

As of August 31,

       Total assets                                                   129             551
       Total liabilities                                              304             675


                  Gardner Merchant ("GM")

    In accounting for the acquisition of the worldwide operations of GM in 1995, the Group allocated a significant portion of the excess of purchase price over the fair value over the tangible assets acquired and liabilities assumed to market share, which is not subject to amortization. Under U.S. GAAP, the excess of purchase price over the fair value of the tangible assets acquired and liabilities assumed was partially allocated to identifiable intangible assets, including customer contracts, trademarks and assembled workforce, which are being amortized over their estimated useful lives of 14 years, five years and four years, respectively. The remaining excess was allocated to goodwill which was being amortized over its estimated useful life of 30 years through August 31, 2001.

   (b)   Stock-based compensation

                  Stock options

     The Group has historically granted certain employees options to purchase common shares of Sodexho Alliance. Under French GAAP, these transactions have no impact on the income statement. For U.S. GAAP, the Group has elected to account for its stock-based compensation plans in accordance with the intrinsic value method prescribed by APB Opinion No. 25 which requires that companies recognize total compensation cost equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of shares an employee is entitled to receive and the exercise price are known on the date of grant are referred to as "fixed" stock option grants. All other grants are considered to be "variable" stock option grants. For fixed stock option grants, total compensation cost is measured only once, on the date of grant. For variable stock option grants, this excess is estimated periodically at interim dates and final measurement occurs on the measurement date. Compensation expense for both fixed and variable option grants is recognized over the employee service period, which is generally the vesting period of the option, in accordance with the provisions of FIN 28. Total compensation expense recognized under U.S. GAAP with respect to these stock options was EUR 0.8 million, EUR 1.2 million and EUR 0.2 million for each of the years ended August 31, 2002, 2001 and 2000, respectively.

                  Stock purchase plan

     In addition, in fiscal 2001 the Group created the Sodexho Alliance International Employee Stock Ownership Plan in which approximately 150,000 employees of Sodexho Alliance and its majority-owned subsidiaries were eligible to participate. The plan offered two options to subscribe for shares. The first, called Alliance Plus, allowed employees to invest up to 2.5% of their gross annual pay. Each cash contribution was matched on a non-recourse basis by an unaffiliated bank with an additional contribution equal to nine times the employee's investment to be used towards the purchase of additional shares. If the stock appreciates in value during the term of the plan, the employees repay the matching funds to the bank and a portion of the stock's appreciation from the proceeds of the sale of the stock. If the stock depreciates in value, the employee is not responsible for reimbursing the bank for its loss. Under the second plan, called Alliance Classic, employees were given the option of investing up to 25% of their gross annual pay. The employee in both cases benefited from a discount of up to 20% of the fair market value of the shares at the time the shares were issued and was limited to a total subscription of 25% of gross annual pay. On October 18, 2001, the Board of Directors issued 1,385,848 shares at an issue price of EUR 44.10 per share for United States employees and EUR 41.51 for other employees.

     Under French GAAP, these transactions are recorded directly in equity upon issuance. Under US GAAP, the plan is considered compensatory and, therefore, results in the recognition of compensation expense for the difference, if any, between the fair value, as determined on the measurement date, and the purchase price of the shares. Total compensation expense recognized under US GAAP with respect to this plan was EUR 11 million for the year ended August 31, 2002.

                  Other stock-based compensation

     In addition to traditional stock option plans, certain of the Group's subsidiaries have stock-based compensation plans whereunder an employee is granted a certain number of hypothetical shares in the subsidiary ("phantom shares"). The employee is entitled to any appreciation in the value, as determined by application of a formula based on a multiple of adjusted EBITA, of those phantom shares. The employee's interest in that appreciation vests 100% after completion of a service period (generally, between four and five years). For French GAAP, compensation expense is recognized currently for the amount of the total appreciation in the value of the phantom shares (or change in value in subsequent periods) as computed based on the contractual formula. For U.S. GAAP, the total compensation expense is computed in the same manner; however, the expense is recognized ratably over the service period. Total compensation expense recognized under U.S. GAAP with respect to these plans was EUR 1 million and EUR 2 million for each of the years ended August 31, 2001 and 2000, respectively, compared to EUR 0.5 million and EUR 2 million recognized under French GAAP for the same periods, respectively. There was no compensation expense recognized under U.S. GAAP with respect to these plans for the year ended August 31, 2002.

     (c)      Pensions and postretirement benefits

     Prior to fiscal 2001, the Group accounted for certain of its pension and similar obligations on a pay as you go basis for French GAAP purposes. In fiscal 2001, a new accounting policy was adopted for French GAAP under which pension and similar obligations are accrued using the projected unit credit valuation method. Accrued pension obligations were recorded as an adjustment directly to shareholders' equity as of September 1, 2000. However, for funded plans to which the Group subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

     Under U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, "Employers' Accounting for Pensions." Transition obligations have been calculated as of September 1, 1999 as permitted for companies outside the United States and have been amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2002, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as other comprehensive income, a component of shareholders' equity. For the funded plans which were in a net asset position as of August 31, 2000 and 2001, the amount of expense computed under SFAS 87 was lower than that recorded by the Group subsidiary in each of the years then ended.

     (d)      Investments in marketable equity securities

     The adjustment for investments in marketable equity securities relates principally to the Group's investment in Corrections Corporation of America ("CCA"). Under French GAAP, this investment was considered an investment in a non-consolidated company. Due principally to the uncertainty of the outcome of litigation between CCA and some of its shareholders, the investment was fully provisioned in fiscal 2000. Under U.S. GAAP, marketable equity securities are classified as trading securities, available-for-sale securities, or held-to-maturity. Available-for-sale securities are reported at market value, with unrealized gains and losses excluded from earnings and recorded directly in equity as a separate component of accumulated other comprehensive income. Unrealized gains and losses on available-for-sale securities are generally transferred from accumulated other comprehensive income to the profit and loss account when they are realized. However, unrealized losses which are considered other than temporary in nature are transferred to the profit and loss account when such determination is made. The Group's investment in CCA is considered available-for-sale under U.S. GAAP. Accordingly, under U.S. GAAP the Group's investment in CCA was written down to its market value as of August 31, 2000 which resulted in a lower write-down than under French GAAP in that year. The decline was considered other than temporary and, therefore, was recognized in earnings of the period. During fiscal 2001, when the investment was sold, an additional charge was recorded under U.S. GAAP to reflect the incremental decline in value from the August 31, 2000 until the sale date.

     Under U.S. GAAP, the Group wrote down its investment in CCA to its quoted market value of EUR 35 million as of August 31, 2000 resulting in the recognition of a loss amounting to EUR 32 million for U.S. GAAP for the year ended August 31, 2000. Under French GAAP, the Group recorded a provision and corresponding loss of EUR 72 million for the year ended August 31, 2000. In addition to the EUR 3 million loss described in note 1, which was recognized under French and U.S. GAAP for the year ended August 31, 2001, the Group also recorded an additional loss for U.S. GAAP in fiscal 2001 of EUR 35 million related to the carrying value of the Group's investment in CCA which remained in the U.S. GAAP balance sheet as of August 31, 2000 compared to the French GAAP balance sheet. As of August 31, 2001, the Group had divested its entire investment in CCA.

     (e)      Detachable stock purchase warrants

     Under French GAAP, detachable stock purchase warrants issued in connection with the issuance of debt obligations are not separated and accounted for apart from the related debt instrument. Under U.S. GAAP, proceeds received for debt obligations issued with detachable stock purchase warrants are required to be allocated between the debt obligation and the stock purchase warrants. Amounts allocated to the stock purchase warrants are accounted for as additional paid in capital and debt discount. The debt discount is required to be amortized to interest expense over the life of the debt obligation by the effective interest method.

     (f)      Derivative financial instruments

     Under French GAAP, the Group's derivative financial instruments, which primarily include interest rate and cross-currency swap agreements on debt instruments, are considered to hedge the underlying debt. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on inter-company debt, the difference between the amount of the debt at the period end rates and the swapped rates is recorded as debt. Where the hedge is of a net investment in a foreign subsidiary, the resulting foreign currency translation difference is recorded in the currency translation adjustment account in shareholders equity.

     Under U.S. GAAP (prior to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"), derivative financial instruments must be designated to a specific asset or liability or group of similar assets or liabilities in order to be accounted for as a hedge. Derivative financial instruments, which are not designated to specific assets or liabilities that are accounted for as hedges under French GAAP, are accounted for as trading derivatives and recorded at fair value with changes in fair value reflected through the income statement.

     Subsequent to the adoption of SFAS No. 133 (effective as of September 1, 2000 for the Group), all derivative instruments are required to be recorded on the balance sheet at their fair value. Changes in fair value are recorded currently in earnings unless the item is designated, qualifies, and is effective as a hedge. Fair value is defined as the amount that would be paid or received to terminate the derivative instrument at the balance sheet date. Changes in the fair value of derivatives designated as part of a hedge transaction are recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. For cash flow hedge transactions in which the Group is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges is recognized in current period earnings.

     Under U.S. GAAP, the Group has accounted for all of its derivative financial instruments (other than those of Sodexho, Inc.) both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) as of and for the year ended August 31, 2001 and 2000 for "Derivative financial instruments" is comprised entirely of derivative financial instruments accounted for at fair value.

     Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2002 and 2001, and for the fiscal years then ended, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income. The aggregate adjustment related to derivative financial instruments accounted for as cash flow hedges in accordance with SFAS No. 133, which is included within the caption "Business combinations" in the reconciliations of consolidated shareholders' equity and consolidated net income (loss), amounted to a reduction of consolidated shareholders' equity of EUR 7 million and EUR 6 million as of August 31, 2002 and 2001, respectively, and no adjustment to consolidated net income (loss) for the year ended August 31, 2001. As SFAS No. 133 was effective for the Group and for Sodexho, Inc. as of September 1, 2000, there are no adjustments to net income (loss) for the year ended August 31, 2000.

     (g)      Foreign currency transaction gains

     Under French GAAP (prior to the adoption of Regulation CRC 99-02), unrealized gains and losses resulting from assets and liabilities denominated in currencies other than a company's functional currency are deferred as liabilities and assets, respectively, on a company's balance sheet. A separate provision is recorded to recognize the unrealized losses at the balance sheet in the profit and loss account. Unrealized gains are recognized when realized. Under U.S. GAAP, unrealized gains and losses resulting from assets and liabilities denominated in currencies other than a company's functional currency are both recognized in the profit and loss account. Subsequent to the adoption of Regulation CRC 99-02 for French GAAP (September 1, 2000 for the Group), there is no difference between French GAAP and U.S. GAAP related to foreign currency transactions. For the year ended August 31, 2001, the difference included in the reconciliation of net income (loss) represents the reversal of the cumulative effect adjustment recorded for French GAAP upon adoption of the provisions of Regulation CRC 99-02 on September 1, 2000.

     (h)      Treasury shares

     Under French GAAP, treasury shares are recorded, at cost, as an asset in a company's balance sheet when re-purchased for re-issuance in connection with stock-based compensation plans. A provision is recorded when the shares are expected to re-issued at below their recorded cost. Upon issuance, the difference between the proceeds and the recorded cost, after giving consideration to provisions, if any, is recognized in the profit and loss account as a gain or loss. No provisions were recorded under French GAAP with respect to the Group's treasury shares for the years ended August 31, 2002 (except as described in the following paragraph), 2001, or 2000.

     During the year ended August 31, 2002, the Group acquired treasury shares to be reissued in connection with the exercise of certain employee stock options (see note 5.5 (a)). To the extent that the treasury shares were related to options whose exercise price was higher than the fair value of the shares at August 31, 2002 ("out of the money options"), the Group recorded a provision and corresponding charge, amounting to EUR 19 million, representing the difference between the fair market value of the treasury shares as of August 31, 2002 and
their cost.   No provision was recorded with respect to treasury shares held for reissuance in connection with the exercise of in the money options (also see note 3.17 to the consolidated financial statements).

Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.


   (i)   Other, net

     Other consists of the impacts on net income (loss) and shareholders' equity for the differences between U.S. GAAP and French GAAP summarized in the table below:

                                                 Net Income (Loss) for the Year      Shareholders' Equity
                                                        Ended August 31,               as of August 31,
                                                ----------------------------------  -----------------------
                                                2002        2001       2000         2002        2001
                                                ----------------------------------  -----------------------

     Provisions for contingencies and losses      (4)         (1)         1            5          9
     Leases                                       (1)         (3)         1           (6)        (4)
     Scope of consolidation                        0          (1)         1           (1)        (1)
     Organization costs                            1          (1)         1            0         (1)
     Indirectly-held treasury shares               0           -         -            31          31
     Deferred charges and other                    0          (8)        (3)         (14)        (13)
                                                 ----        ----       ----         ----        ----
     Total - Other, net                           (4)        (14)         1           15          21
                                                 ====        ====       ====         ====        ====


      Provisions for contingencies and losses

      Provisions for contingencies and losses may be recognized when there is a possibility of loss and prudence is an important, although not the only, consideration. In general, provisions for risks and charges represent liabilities which have not been settled, or for which the settlement amount or other pertinent information is unknown, as of the balance sheet date. Such amounts are reflected as charges in the income statement in the period in which they are provisioned.

      Under U.S. GAAP, provisions for contingencies and losses (liabilities) are recognized for specific existing risks when the related loss is both estimable and probable and subject to additional criteria in certain situations, such as business combinations and restructurings.

     As disclosed in note 3.15, the Group recorded a provision under French GAAP in the amount of EUR 6 million during the year ended August 31, 2001 related to performance guarantees with respect to its investment in Attendo Care. Under French GAAP, the related expense is included in "Exceptional (expense) income, net" in the consolidated income statement. The adjustment to net income (loss) for the year ended August 31, 2001 included in the table above for "Provisions for contingencies and losses" includes a positive adjustment of EUR 5 million related to Attendo Care related to provisions which are not recognizable under U.S. GAAP. The Attendo Care adjustment is offset by a negative adjustment of EUR 6 million related to a variety of other provisions, principally the impact in fiscal 2001 of adjustments to August 31, 2000 balances primarily related to major repairs, reengineering costs, certain tax risks, flood contingencies and other provisions which did not meet U.S. GAAP criteria for liability recognition.

     Leases

     Under French GAAP, leases that transfer substantially all of the risks and rewards of ownership to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases.

     Under U.S. GAAP, lease accounting is based on a series of established quantitative criteria. These criteria are: (i) the lease automatically transfers ownership of the asset to the lessee at the end of the lease, (ii) the lease contains a bargain purchase option exercisable by the lessee, (iii) the term of the lease is equal to or greater than 75% of the estimated useful life of the leased asset at lease inception and (iv) the present value of the future minimum lease payments to be made pursuant to the lease agreement represents 90% or more of the fair value of the leased asset at inception of the lease. A lease meeting any one of these criteria is required to be accounted for as a capital lease by the lessee. All other leases are required to be accounted for as operating leases.

     The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of EUR 67 million and EUR 110 million as of August 31, 2002 and 2001, respectively. The aggregate impact on total liabilities (debt) is an increase of EUR 71 million and EUR 111 million as of August 31, 2002 and 2001, respectively.

     Consolidation

     Under French GAAP, the Group does not consolidate certain insignificant subsidiaries. Under U.S. GAAP, the Group consolidates all subsidiaries which it
has the ability to control regardless of significance.   The net impact on the
Group financial statements of consolidating these subsidiaries in U.S. GAAP was not material in any of the periods presented.

                  Organization costs

     Under French GAAP, certain organization costs are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, organization costs are required to be expensed as incurred.

    Indirectly-held treasury shares

    Under French GAAP, certain of the Group's outstanding common shares which are indirectly owned by consolidated subsidiaries of the Group are considered treasury shares (see note 3.13.1). A portion of the Group's investment in these subsidiaries is reclassified and treated as a reduction of equity in the consolidated French GAAP financial statements. Under U.S. GAAP, these indirectly-held shares are not considered treasury shares because the subsidiaries of the Group do not control the entity which actually owns the shares in the Group. Therefore, no such reclassification between investments and shareholders' equity is made under U.S. GAAP. Indirectly-held treasury shares are considered outstanding for purposes of computing earnings-per-share under French and U.S. GAAP.

    Deferred charges and other

    Under French GAAP, certain costs, such as costs incurred for strategic consultancy studies and in certain cases, contract mobilization costs, can be capitalized and amortized over their estimated useful lives of three to five years, if the cost is expected to provide a future benefit. U.S. GAAP requires that such costs be expensed as incurred.

    (j)      Deferred income tax effect of U.S. GAAP adjustments

    This reconciliation item includes the tax effects of the U.S. GAAP adjustments reflected in the reconciliations of shareholders' equity and net income (loss) except for the adjustments related to SMS, which are reflected net of taxes in the business combinations adjustment.

    (k)      Earnings per share

     Under French GAAP, earnings per share is computed as the Group's share of consolidated net income divided by the weighted average number of shares outstanding during the period, including treasury shares. In the calculation of diluted earnings per share under French GAAP, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income on the proceeds which would have resulted from the issuance of these shares. The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance.

     Under U.S. GAAP, companies are required to present their earnings per share on a basic and diluted basis. Basic earnings per share are computed as net income available to common shareholders divided by the weighted average shares outstanding for the period. For purposes of computing the weighted average shares outstanding for the period, treasury shares are not considered outstanding. Diluted earnings per share are computed after giving effect to all dilutive potential common shares outstanding during the period. Net income available to common shareholders is adjusted to add back items such as interest expense on convertible debt. The number of weighted average shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Dilutive potential common shares includes such items as stock purchase options, stock purchase warrants and convertible securities.

     The number of shares used to compute basic and diluted earnings per share under U.S. GAAP is summarized below:

                                                                           August 31,
                                                              2002            2001            2000

Basic earnings (loss) per share......................      157,395,975     137,689,214    134,103,032

Diluted earnings (loss) per share....................      159,953,836     137,689,214    136,895,874


     For 2001, the number of weighted average shares used to compute diluted earnings per share is the same as the number used to compute basic earnings per share because the Group's outstanding stock options and warrants are anti-dilutive for that period (since the Group reported a net loss for U.S.
GAAP). Had the Group reported net income the number of shares used to compute diluted earnings for 2001, per share in accordance with U.S. GAAP would have been 141,039,135.

5.6      New U.S. GAAP accounting pronouncements

     In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the FASB in SFAS No. 146 is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in EITF Issue No. 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The impact of SFAS No. 146 on the Group's financial statements is not expected to be material.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it supersedes SFAS No. 121 and Accounting Principles Board
(APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and will thus be adopted by the Group, as required, on September 1, 2002. The impact of SFAS No. 144 on Group's financial statements is not expected to be material.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The impact of SFAS No. 143 on the Group's financial statements is not expected to be material.

5.7      Other disclosures

     The following are supplemental disclosures which pertain to the Group's financial statements as prepared in accordance with French GAAP.

(a)      Impairment of long-lived assets

      Tangible fixed assets (property, plant and equipment) are written down to estimated net realizable value when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined for each group of asset by considering management's expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equal to the difference between carrying value and fair value. Fair value is determined on the basis of market prices.

      Intangible assets and goodwill are written down to estimated net realizable value when negative conditions are identified. Impairment is determined based on an estimation of value and future benefits of the intangible assets. Should this determination indicate that an intangible asset or goodwill is impaired, the related amortization period is revised or a write-down is recognized. Impairment for market share intangible assets are recognized as a diminution in value in accordance with the policy described in note 1.

(b)      Allowance for doubtful accounts

     Set forth below is a table which provides information on the Group's allowance for doubtful accounts.

                                                             August 31,
                                           ------------------------------------------------
                                                2002           2001             2000
                                           ------------------------------  ---------------
                                                         (millions of euro)

Balance at beginning of period.............            57             59               47
Additions..................................            29              8               13
Deductions.................................           (20)           (11)              (7)
Scope of consolidation and currency
translation adjustment.....................            (6)             1                6
                                                      ----           ----             ----
Balance at end of period                               60             57               59
                                                      ====           ====             ====


(a)      IAS 7 Consolidated Statements of Cash Flow

     Following are consolidated statements of cash flows presented in accordance with IAS 7:

                                                                                      Years ended August 31,
                                                                                  2002         2001          2000
                                                                                        (millions of euro)
Cash flows from operating activities
Group net income.......................................................               202           128           79
Minority interests in net income.......................................                13            67           69
Net (income) loss from equity method investees.........................                (3)            2           (1)
Adjustments for:
     Depreciation and provisions.......................................               187           113          173
     Goodwill amortization.............................................                67            44           31
     Deferred taxes....................................................                 5            20           23
     Less: gains or losses on disposal net of tax......................               (61)           26           (5)
                                                                                     -----         -----        -----
Operating profit before working capital changes........................               410           400          369
     Increase in inventories...........................................                 8            (8)         (21)
     Increase in account receivables...................................               (29)          (23)        (144)
     Increase in prepaid expenses, other receivables and other assets..               (54)           (7)         (53)
     Increase in accounts payable......................................                78           114          159
     Increase in vouchers payable......................................               126           110           96
     Increase in other liabilities.....................................                80           (32)         123
                                                                                    ------         -----        -----
     Net cash flow from operating activities...........................               619           554          529
                                                                                    ------         -----        -----
Cash flows from investing activities
     Purchases of tangible and intangible fixed assets.................              (297)         (233)        (174)
     Acquisitions of subsidiaries net of cash acquired.................               (97)       (1,741)         (82)
     Proceeds on disposal of fixed assets..............................                81            31           49
     Decrease (increase) in loans to equity method investees...........                 1            (4)          (8)
     Other investing activities........................................                (3)          (12)           6
                                                                                    ------       -------        -----
     Net cash used in investing activities.............................              (315)       (1,959)        (209)
                                                                                    ------       -------        -----
Cash flows from financing activities
     Dividends paid....................................................               (87)          (74)         (59)
     Dividends paid to minority shareholders...........................               (15)           (9)          (9)
     Proceeds from issuance of share capital, including minority
         interests.....................................................                59         1,020           58
     Purchases of treasury shares......................................               (90)          (28)
     Proceeds from long-term borrowings................................             1,113         1,966           59
     Repayment of borrowings...........................................            (1,146)       (1,142)        (299)
     Increase (decrease) in bank overdrafts............................                 7            11            6
     Other financing activities........................................                (1)           (9)          19
                                                                                    ------       ------         -----
     Net cash provided by (used in) financing activities...............              (160)        1,735         (225)
                                                                                    ------       ------         -----
Net increase in cash and cash equivalents..............................               144           330           95
                                                                                    ======       ======         =====
Cash and cash equivalents at beginning of period.......................             1,185           896          758
Net effect of exchange rates on cash...................................              (118)          (41)          43
                                                                                    ------       ------         -----
Cash and cash equivalents at end of period.............................             1,211         1,185          896
                                                                                    ======       ======         =====

      Cash and cash equivalents include marketable securities, which are short-term investments readily convertible to cash and with maturities of three months or less (excluding treasury shares totaling EUR 119 million and EUR
28 million as of August 31, 2002 and 2001 and zero as of August 31, 2000) and restricted cash, which are compensating balances.


(a)      Provisions for contingencies and losses

         Following is supplemental information pertaining to the provisions for contingencies and losses recorded by the Group in accordance with French GAAP as listed in note 3.15:

         Sodexho, Inc. acquisition provisions

         The Sodexho, Inc. acquisition provisions were recorded in connection with the 1998 transaction with Marriott Management Services, and primarily represented an unfavorable contract for food and supply distribution and restructuring costs, principally related to employee termination, relocation of facilities and closures, related to Sodexho North America.

         Payroll and other taxes

         The payroll and other taxes provision relates to payroll and other tax exposures, including sales and use taxes in the United States, in the various countries in which the Group operates.

         Contract termination costs

         The provision for contract termination costs relates to anticipated costs to exit certain client relationships, generally in acquisition situations.

         Client, supplier and employee litigation

         Client, supplier and employee litigation provisions relate to pending or threatened litigation.

         Large repairs

         Large repairs provisions represent significant anticipated costs to maintain certain facilities.

         Attendo Care

         The Attendo Care provision relates to performance guarantees provided by the Group to certain clients of that subsidiary for which monetary compensation must be provided should Attendo Care fail to perform with respect to the terms of the contract.

          Incentive compensation

         Provisions for incentive compensation were recorded with respect to the subsidiary level formula based stock option plans, which were discontinued in fiscal 2001.

         Under-utilized premises

         Under-utilized premises are recorded in order to fair value leased premises of acquired companies.

         Other

         Other provisions include re-engineering costs, exchange loss risks and flood contingencies related to the River and Harbor Cruises activity.

                        Report of Independent Public Accountants





To the Board of Directors and
Shareholders of Sodexho Marriott Services, Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, stockholders' deficit and cash flow present fairly, in all material respects, the financial position of Sodexho Marriott Services, Inc. and its subsidiaries at September 1, 2000, and the results of their operations and their cash flow for the fifty-two weeks ended September 1, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




/s/ PRICEWATERHOUSECOOPERS LLP


Washington, D.C.
October 11, 2000

                          Sodexho Marriott Services, Inc.
                         Consolidated Statement of Income
                    For The Fiscal Year Ended September 1, 2000
                     ($ in millions, except per-share amounts)



                                                                                         2000
                                                                                     ----------
                                                                                     (52 weeks)

Sales........................................................................            $4,734

Operating Costs and Expenses
     Operating expenses......................................................            (4,415)
     Corporate expenses, including amortization of intangible assets.........              (123)
                                                                                         -------
                                                                                         (4,538)

Operating Profit.............................................................               196

Interest expense.............................................................               (85)
Interest income..............................................................                 1
                                                                                          ------
Income Before Taxes..........................................................               112
Provision for income taxes...................................................               (49)
                                                                                          ------
Net Income...................................................................             $  63
                                                                                          ======
Basic Earnings Per Share.....................................................              $1.01
                                                                                          ======
Diluted Earnings Per Share...................................................              $1.00
                                                                                          ======

                  See Notes to Consolidated Financial Statements.

                          Sodexho Marriott Services, Inc.
                            Consolidated Balance Sheet
                                 September 1, 2000
                                  ($ in millions)


                                                                              September 1,
                                                                                  2000
                                                                             ----------------

                                  Assets
Current Assets
     Cash and equivalents...............................................             $  54
     Accounts and notes receivable, net.................................               463
     Inventories........................................................                67
     Other..............................................................                98
                                                                                     -----
             Total current assets.......................................               682

Property and equipment, net.............................................                96
Intangible assets, net..................................................               497
Investments in affiliates...............................................                 8
Other...................................................................                81
                                                                                     -----
                                                                                    $1,364
                                                                                     =====
                  Liabilities and Stockholders' Deficit

Current Liabilities
     Current portion of long-term debt..................................            $   81
     Accounts payable...................................................               305
     Accrued payroll, benefits and
       other current liabilities........................................               379
                                                                                      ----
             Total current liabilities..................................               765

Long-term debt..........................................................               900
Other long-term liabilities.............................................               112
Convertible subordinated debt...........................................                -

Commitments and Contingencies (Note 9)

Stockholders' Deficit
     Preferred stock, no par value, 1 million shares
       authorized; no shares issued.....................................                -
     Common stock, $1 par value; 300 million
       authorized, 63.2 million shares
       issued and outstanding ..........................................                63
     Additional paid-in capital.........................................             1,348
     Accumulated deficit................................................            (1,826)
     Accumulated other comprehensive income.............................                 2
                                                                                    ------
        Total stockholders' deficit.....................................              (413)
                                                                                    ------
        Total liabilities and stockholders' deficit.....................           $ 1,364
                                                                                    ======

                  See Notes to Consolidated Financial Statements.

                          Sodexho Marriott Services, Inc.
                        Consolidated Statement of Cash Flow
                    For the Fiscal Year Ended September 1, 2000
                                  ($ in millions)

                                                                                          2000
                                                                                       (52 weeks)
                                                                                       -----------
Cash Flow Provided by Operating Activities
Net income...................................................................              $  63
Adjustments to net cash provided by operating activities:
     Depreciation and amortization expense...................................                 84
     Provision for deferred taxes............................................                 10
     Allowance for doubtful accounts.........................................                  8
     Other non-cash items....................................................                  9
     Changes in working capital:
          Inventories........................................................                 (7)
          Accounts and notes receivable......................................                (28)
          Prepaids and other current assets..................................                (14)
          Accounts payable...................................................                 67
          Accrued expenses...................................................                 46
          Other..............................................................                (17)
                                                                                            ----
Net Cash Provided by Operating Activities                                                    221


Cash Flow from Investing Activities
Capital expenditures.........................................................                (66)
Dispositions of property and equipment.......................................                  5
Other........................................................................                 (7)
                                                                                             ---
Net Cash Used in Investing Activities........................................                (68)

Cash Flow from Financing Activities
Repayments of long-term debt.................................................                (92)
Decrease in short-term debt..................................................                (52)
Common stock issued - ESOP & other...........................................                  2
Dividends paid - common......................................................                 (5)
                                                                                            ----
Net Cash Used in Financing Activities........................................               (147)

Net Increase in Cash and Equivalents.........................................              $   6

Cash & Cash equivalents Beginning of Period..................................                 48
                                                                                            ----
Cash & Cash Equivalents End of Period........................................              $  54
                                                                                            ====
Supplemental:
   Interest paid.............................................................              $  77
   Income tax payments.......................................................                 40

                 See Notes to Consolidated Financial Statements.

                         Sodexho Marriott Services, Inc.
                 Consolidated Statement of Stockholders' Deficit
                   For the Fiscal Year Ended September 1, 2000
                     (in millions, except per share amounts)

                                                                                             Accumulated
   Common                                                        Additional                     other
   shares                                              Common     paid-in     Accumulated   comprehensive
 outstanding                                            stock     capital       Deficit         income       Total
 -----------                                           ------    ----------   -----------   -------------    -----
   62.3        Balance, September 3, 1999...........  $    62     $1,326       $(1,884)       $ (2)          $(494)
      -        Net income...........................       -          -             63           -              63
                                                        -----      -----        ------         ----           ----
      -        Total Comprehensive Income...........       -          -             63           -              63

               Conversion of convertible
    0.8           subordinated debt............             1         19            -            -              20
      -        Dividends ($0.08 per share)..........       -          -             (5)          -              (5)
               Employee stock plan issuance and
    0.1           other.............................       -           3            -            -               3
   ----                                                 -----      -----        ------         ----           ----
   63.2        Balance, September 1, 2000...........   $   63     $1,348       $(1,826)       $ (2)         $ (413)
   ====                                                 =====      =====        ======         ====           ====

                 See Notes to Consolidated Financial Statements.

                         Sodexho Marriott Services, Inc.
                    Notes to Consolidated Financial Statements

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation

     Sodexho Marriott Services, Inc. (the "Company") is the leading provider in North America of outsourced food and facilities management services to businesses, health care facilities, colleges and universities, and primary and secondary schools. Food services include food and beverage procurement, preparation and menu planning, as well as the operation and maintenance of food service and catering facilities, generally on a client's premises. Facilities management services include plant maintenance, energy management, grounds keeping, and housekeeping and custodial services.

     All material intercompany transactions and balances between Sodexho Marriott Services, Inc., and its consolidated subsidiaries have been eliminated. Certain amounts previously presented have been reclassified to conform to the current presentation.

     On March 27, 1998, the Company completed a distribution to its shareholders of all outstanding shares of New Marriott MI, Inc. ("New Marriott"), a wholly-owned subsidiary of the Company, which principally conducted its lodging business and was renamed Marriott International, Inc. ("MI") (the "Distribution"). The remaining line of business following the Distribution was the food and management services business - Marriott Management Services ("MMS"), which became the principal business of the Company. Immediately after the Distribution, the Company acquired the North American food and management services operations of Sodexho Alliance, SA ("Sodexho") ("Sodexho North America", "SNA"), in exchange for stock of the Company and $304 million in cash. The combined operations of MMS and SNA continued to operate under the name, "Sodexho Marriott Services, Inc." Following the issuance of shares in connection with the acquisition, the former shareholders of the Company owned 51.6% of Sodexho Marriott Services, Inc.

   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     In the latter half of fiscal year 2000, a new procurement system was implemented to improve the tracking and analysis of food procurement activities. A key benefit of this new system is the improved capturing of data regarding the Company's procurement activity. This capability also improves the Company's ability to better match the procurement process to the period in which it occurs, including the Company's ability to recognize rebates on purchases. The Company's policy has been and continues to be to recognize rebates once they are quantifiable. The Company views these rebates as contingent income and consistently records these rebates only when the related contingency is resolved. The new procurement system allowed the Company to receive and process procurement data on a real-time basis, thereby eliminating the contingency, which resulted in the recording of an increase in pretax earnings of $8 million ($5 million after-tax, or $0.07 per diluted share) in the Company's fourth quarter of fiscal year 2000, accounted for as a change in estimate under APB Opinion No. 20, "Accounting Changes." The Company estimates that approximately $5 million (pretax), or $0.04 per diluted share, of this change in estimate relates to procurement activity prior to fiscal year 2000, with the remainder of this impact being related to enhancements and improved procurement-related efficiencies attributable to fiscal year 2000.

   Fiscal Year

     Fiscal year 2000 had 52 weeks and ended on September 1, 2000.

   Revenue Recognition and Accounts and Notes Receivable

     Revenues are recognized at the time services are rendered or products are delivered. Revenues include reimbursements for food and payroll costs incurred on behalf of customers under contracts in which the Company manages food service programs for a fee.

     The allowance for doubtful accounts was $23 million as of September 1, 2000. Concentration of credit risk within accounts receivable is limited because a large number of customers make up the Company's customer base, thus spreading risk associated with trade credit. In addition, the Company closely monitors its accounts receivable. The Company generally does not require collateral and maintains reserves for potential uncollectible amounts, which, in the aggregate, have not exceeded management's expectations.

   Impairment of Long-Lived Assets

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of undiscounted expected future cash flow is less than the carrying amount of long-lived assets, the Company recognizes an impairment loss based on the amount by which the carrying amount of the asset exceeds the fair value of the asset.

   Interest-Rate Agreements

     The Company's policies prohibit the use of derivative instruments for trading purposes and procedures are in place to monitor and control their use. The use of derivative instruments is limited to interest-rate agreements for the purpose of reducing the variability of the Company's debt costs. The majority of these agreements were entered into in conjunction with the issuance of the debt they were intended to modify.

     The notional balances of these agreements represent a balance used to calculate the exchange of cash flows and are not assets or liabilities of the Company, in addition to not representing an exposure to credit loss. The notional amount and interest payment of these agreements match the cash flows of the related debt. Accordingly, any market risk or opportunity associated with these agreements is offset by the opposite market impact on the related debt. The Company's credit risk related to interest-rate agreements is considered low because they are entered into only with strong creditworthy counterparties and are generally settled on a net basis. The difference paid or received on interest-rate agreements is recognized as an adjustment to interest expense.
See Note 6 for the notional amounts, related interest rates, maturities, and fair values of these interest-rate agreements.

   Income Taxes

     The Company recognizes deferred tax assets and liabilities based upon the expected future tax consequences of existing differences between the financial reporting and tax reporting bases of assets and liabilities and operating loss and tax credit carryforwards.

   Earnings Per Share

     Basic earnings per share is computed by dividing net income by the weighted-average number of outstanding common shares. Diluted earnings per share is computed by dividing net income by the diluted weighted-average number of outstanding common shares, and includes the affect of the Company's employee stock option plan, the deferred stock incentive plan and the convertible subordinated debt securities.

   Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents. The Company uses drafts in its cash management system. At September 1, 2000, the Company had $134 million of outstanding drafts included in accounts payable.

   Inventories

     Inventories consist of food items and supplies, which are stated at the lower of average cost or market, generally using the first-in, first-out method.

   Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Buildings are amortized over their estimated useful life, generally from 20 to 30 years, with computer equipment depreciated generally from 3 to 7 years, and furniture, fixtures and equipment generally depreciated from 3 to 10 years. Total depreciation expense for fiscal year 2000 was $32 million. Replacements and improvements are capitalized. Leasehold improvements, net of estimated residual value, are amortized over the shorter of the useful life of the asset or the lease term.

   Intangible Assets

     Intangible assets primarily consist of goodwill and customer relationships. Intangible assets are amortized on a straight-line basis over periods generally ranging from 30 to 40 years for goodwill and 10 to 20 years for customer relationships.

   Other Assets

     Included in other assets are client investments, which generally represent amounts provided by the Company to clients at contract inception for the purchase of property and equipment pertaining to the contract. These amounts are amortized over the life of the related contract. When a contract terminates prior to its scheduled termination date, the client generally must repay any unamortized client investment balance to the Company.

   Insurance

     The Company is partially self-insured for certain levels of workers' compensation, general liability, employment practices and employee medical coverage. Self-insurance levels are the result of the Company using certain insurance programs that include higher deductibles for the Company, resulting in the Company being "self-insured" for claims below the deductible levels. Estimated costs for these self-insurance programs are accrued at the present value (discounted at a rate of 6% at fiscal year end 2000) of projected settlements for known and anticipated claims. Self insurance accruals are based on the Company's estimate of the aggregate liability for uninsured claims incurred using claims filed, as well as an estimate for significant claims incurred but not reported and case-development reserves (collectively, "IBNR"), and are subject to certain actuarial assumptions followed in the insurance industry. The accrued liabilities for self-insured losses included in other accrued expenses in the accompanying consolidated balance sheets totaled $75 million at September 1, 2000, of which approximately $38 million relates to the IBNR obligations.

   Accumulated Other Comprehensive Income

     Comprehensive income entails reporting certain financial activity typically disclosed in stockholders' deficit as an adjustment to net income in determining total comprehensive income. Items applicable to the Company include activity in foreign exchange translation adjustments and securities available for sale under SFAS No. 115. Items identified as comprehensive income are reported in the Consolidated Balance Sheet and the Consolidated Statement of Stockholders' Deficit, under separate captions. Results for the Canada division are translated to U.S. dollars using the average exchange rates during the period. Assets and liabilities are translated using the exchange rate in effect at the applicable balance sheet date, and resulting translation adjustments are reflected in stockholders' deficit as accumulated other comprehensive income.

     Total accumulated other comprehensive income for fiscal year 2000 included $3 million of gross foreign exchange translation gains, net of taxes totaling $1 million. For fiscal year 2000, total comprehensive income was comprised of $63 million in net income.

   Segment Reporting

     Information from operating segments is derived from methods used by the Company's management to allocate resources and measure performance. The Company does not have any material activity outside of the United States and does not presently analyze it operations by geographic regions. In addition, the Company offers a wide array of food and facilities products within its operations, customized to individual client's requirements, and thus the Company's management has not found it practical to track results by individual products or services in relationship to the financial statements presented in this report.

   New Accounting Standards

On September 2, 2000, the Company adopted Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"). In accordance with the provisions in SFAS No. 133, the Company has designated all of its interest rate swap agreements as cash flow hedges.
The Company has determined that these interest rate swap agreements are highly effective in offsetting the variable interest cash flows of the Company's debt portfolio. The interest rate swap agreements were recorded on the balance sheet at fair value in other assets (or other liabilities) with the offsetting entry to accumulated other comprehensive income, a component of stockholders' deficit for the effective portion of the hedge. The ineffective portion of the hedge will be recorded directly to the statement of income. The fair value of the interest rate swap contracts were approximately $15 million (pretax) in the aggregate as of September 1, 2000 (see Note 6). There were no net gains or losses on derivatives that had previously been deferred or gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of the hedged items. Currently, the Company does not have any other financial contracts which contain embedded derivatives or fair value hedge relationships which would fall within the scope of SFAS No. 133.

(2)      INTEGRATION AND RESTRUCTURING

     No integration costs were recorded in the Consolidated Statement of Income during fiscal year 2000. Restructuring costs represent employee termination benefits, office closure expenditures, and other costs related to a restructuring plan initiated in fiscal 1998.

                                                                    Balance as of                     Balance as of
                                                                    September 3,                       September 1,
                                                                        1999           Payments            2000
                                                                    -------------      --------       -------------
                                                                                    ($ in millions)

Employee Terminations.......................................            $    2.4         $   (2.4)        $    -
Relocation of Sodexho Facilities............................                 0.7             (0.5)             0.2
Closures....................................................                 1.9             (1.4)             0.5
Other Restructuring.........................................                 2.6             (1.8)             0.8
                                                                            ----             -----            -----
Total.......................................................           $     7.6         $   (6.1)        $    1.5
                                                                            ====             =====            =====


(3)  RELATIONSHIP WITH MARRIOTT INTERNATIONAL, INC. AND SODEXHO ALLIANCE, S.A.

     In connection with transactions which occurred during fiscal 1998 which resulted in its creation, the Company is a party to several agreements with Marriott International, Inc. and Sodexho Alliance, S.A. The following agreements were in effect during the fiscal year presented.

     Relationship with Marriott International ("MI")

     Tax Sharing Agreement. The Tax Sharing Agreement by and among the Company, MI and Sodexho provides that MI is liable for all taxes of the Company (other than sales, use and property taxes, which are borne by the entities filing such returns) for all periods up to and including March 27, 1998 (the "Distribution date"). In addition, the parties have agreed for certain specified periods after the Distribution date not to take specific actions that could cause the Distribution not to have Tax-Free Status.

     Employee Benefits Allocation Agreement. On September 30, 1997, the Company and MI entered into an Employee Benefits and Other Employment Matters Allocation Agreement providing for the allocation of employees of the Company and obligations and responsibilities regarding compensation, benefits and labor matters.

     Medical and Other Welfare Benefits Plans. MI assumed the administration of the Company's medical, dental, short-term disability, vacation and group term life insurance plans incurred before March 27, 1998 by MI employees, the Company's employees and former employees. The Company established and maintains separate medical, dental, short-term disability, vacation and group term life insurance plans for its employees after the Distribution.

     Trademark License Agreement. As part of the contribution of assets to MI, the Company transferred and assigned to MI all of the Company's right, title and interest in certain trademarks, including the trademarks "Marriott," "Courtyard," "Residence Inns by Marriott" and "Fairfield Inns by Marriott." Pursuant to the terms of the agreement MI generally granted to the Company a limited nonexclusive right to use the "Marriott" name solely in connection with the Company's business as defined in the agreement. For four years after March 27, 1998, the Company is permitted to use the "Marriott" name as part of its corporate name and the names of its principal business divisions. During the term of the license, the Company pays MI a license fee of $1 million per year, payable quarterly in advance. MI may terminate the Trademark License Agreement prior to the expiration of its term under certain conditions. In addition, the Company may terminate this agreement upon 180 days' prior written notice to MI.

     Noncompetition Agreement. The Company and MI entered into a Noncompetition Agreement generally prohibiting MI from competing in the core business of MMS (as defined) in the United States, Canada and the United Kingdom for a period of four years. However, per the agreement, MI may enter into certain negligible investments (as defined) in businesses that compete with the Company through direct investment or acquisitions.

     LYONs Allocation Agreement and Supplemental Indenture. The Company had issued $540 million face amount of Liquid Yield Option TM Notes ("LYONs"), with an accreted value as of January 2, 1998 of approximately $310 million. Pursuant to the LYONs Allocation Agreement and a supplemental indenture to the LYONs Indenture, MI assumed responsibility for all of the debt obligations evidenced by the LYONs by becoming a successor to the Company in accordance with the terms of the LYONs Indenture. The Company assumed responsibility for a portion of the LYONs equal to its pro rata share based on the relative equity values of the Company and MI, although MI will remain liable for any payments that the Company fails to make on its allocable portion. On October 7, 1999, Marriott International notified all holders of the LYONs, that Marriott International had elected to redeem all of the LYONs at a price of $619.65 for each $1,000 principal amount at maturity of the LYONs, redeemed on November 8, 1999-See Note 6.

     Additional Agreements Between the Company and MI. In connection with the Distribution agreement, the Company and MI (or a subsidiary of MI) have entered into a number of additional agreements providing for the delivery of certain transitional and other services between the companies. The terms and conditions of these agreements were negotiated by the parties bargaining at arm's length. Absent the Transactions, the Company believes that it may have been able to negotiate more favorable terms with outside parties on certain of these agreements. However, the Company further believes the terms of these agreements are within the range of the prevailing markets for such services.

     Such additional agreements include agreements regarding payroll processing, benefits administration, procurement, distribution, information technology, and office space and related facilities management in the MI corporate headquarters (see Note 1).

     Under these agreements, services provided by MI to be paid by the Company as well as services provided by the Company to be paid by MI (excluding pass-through product costs) were approximately $64 million and $4 million, respectively, for fiscal year 2000.

Relationship with Sodexho Alliance, S.A. ("Sodexho")

     Royalty Agreement and Assistance Agreement. The Company and Sodexho entered into a Royalty Agreement and an Assistance Agreement effective March 27, 1998. Pursuant to these agreements, the Company has the right to use the name "Sodexho" in connection with its operations in the United States and Canada for a period of 10 years, for a royalty payment equal to 0.05% of the annual gross revenues of the Company during the first three years of the Royalty Agreement. Thereafter, Sodexho and the Company will negotiate in good faith to determine the royalty fee, based on fair market value. The Royalty Agreement may be terminated by the Company at any time after Sodexho owns less than 10% of the outstanding Common Stock of the Company. Sodexho may terminate the Royalty Agreement prior to the expiration of its term under certain circumstances. Payments made to Sodexho were $2 million in fiscal year 2000.

     The Assistance Agreement sets forth certain services provided by Sodexho to the Company, including services related to purchasing activities, catering and site support services, marketing, management and administration, legal and financial matters, human relations, communications and cash management. In exchange for these services, the Company pays to Sodexho a fee equal to a percentage of the annual gross revenues of the Company and its subsidiaries. Payments from the Company to Sodexho associated with the performance of services were approximately $7 million in fiscal year 2000.

     Other Arrangements. Sodexho has agreed to guarantee the following: (i) the payment when due of certain deferred compensation amounts payable by the Company to the Company's employees, (ii) the obligations of the Company under the LYONs allocation agreement and the LYONs indenture (see Note 6), (iii) obligations with respect to certain insurance costs that are set forth in the Distribution agreement, and (iv) Senior Credit Guarantee Facility (see Note 6) where Sodexho has guaranteed the Company's obligation under a $620 million credit facility in exchange for a guarantee fee equal to 0.50% per annum ($3 million pretax) of the outstanding principal amount of indebtedness. In addition, the Company and Sodexho entered into a stockholder agreement covering certain corporate governance matters and that grants Sodexho certain registration rights with respect to stock of the Company held by Sodexho as well as certain rights to nominate members of the Company's Board of Directors.

(4)      PROPERTY AND EQUIPMENT

                                                                                  2000
                                                                                ($ in millions)

Land                                                                            $      1
Buildings and leasehold improvements................................                  14
Furniture and equipment.............................................                 247
Construction in progress............................................                  10
                                                                                    ----
                                                                                     272
Accumulated depreciation and amortization...........................                (176)
                                                                                    ----
                                                                                $     96
                                                                                    ====

Property and equipment is recorded at cost, including interest, rent and real estate taxes incurred during development and construction. Replacements and improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the asset life or lease term.

(5)      INTANGIBLE ASSETS

                                                                                  2000
                                                                                --------------
                                                                                ($ in millions)

Customer relationships............................................              $    461
Goodwill..........................................................                   374
Other.............................................................                    23
                                                                                    ----
                                                                                     858
Accumulated amortization..........................................                  (361)
                                                                                    ----
                                                                                $    497
                                                                                    ====

     Amortization expense totaled $37 million for fiscal year 2000.


(6)      DEBT

                                                                                September 1,
                                                                                   2000
                                                                                --------------
                                                                                ($ in millions)

Short-Term Debt:
Current Portion of Long-Term Debt...............................................$      80
Senior Secured Revolving Credit Facility........................................        -
Other...........................................................................        1
                                                                                      ---
   Total........................................................................$      81
                                                                                      ---
Long-Term Debt:
Senior Secured Credit Facility, maturing 2004 averaging 6.94% in 2000...........$     350
Senior Guaranteed Credit Facility, due 2005 averaging 6.99% in 2000.............      620
Unsecured debt:
   Senior Debt, maturing through 2009 averaging 7.07% in 2000...................        6
   Other........................................................................        1
Capital Lease Obligations.......................................................        3
                                                                                      ---
   Total........................................................................$     980
Amount Reclassified to Short-Term Debt..........................................      (80)
                                                                                      ---
                                                                                $     900
                                                                                      ===

Senior Secured Credit Facility-- the senior secured credit facility consists of $235 million of revolving credit and an additional $500 million, six-year term loan facility. Interest is based on a bank prime rate, an amount over the Federal funds rate, or an amount over the London interbank offered rate for Eurodollar deposits ("LIBOR"), payable in arrears quarterly. At September 1, 2000, the Company was paying a rate of 6.90% on the term loan facility, adjusted for fee amortization and hedging costs. The senior secured credit facility is secured predominantly by inventory and accounts receivable of the Company. Up to $100 million of the $235 million revolving credit may be used to collateralize letters of credit, which totaled $21 million at September 1, 2000. At September 1, 2000, $214 million of this facility was not used and was available to the Company.

     Senior Guaranteed Credit Facility-- the senior guaranteed credit facility consists of a $620 million seven-year term loan. Interest is based on a bank prime rate, an amount over the Federal funds rate, or an amount over LIBOR, payable in arrears quarterly. At September 1, 2000, the Company was paying a rate of 6.99% on this facility, adjusted for fee amortization and hedging costs and including an annual guarantee fee of 0.5% ($3 million pretax) paid to Sodexho for this facility (see Note 3).

     Aggregate debt maturities, excluding capital lease obligations, are:  2001
- $80 million; 2002 - $90 million; 2003 - $115 million; 2004 - $65 million and
$627 million thereafter.

     The Company's debt agreements require the maintenance of certain financial ratios and stockholders' equity balances, and also include, among other things, limitations on additional indebtedness, certain acquisitions, dividend payments, pledging of assets, and other restrictions on operations related to cash flow. The Company met the financial covenants of the debt agreements as of September 1, 2000 and the year then ended.

   Convertible Subordinated Debt

     On March 25, 1996, the Company issued $540 million (principal amount at maturity) of zero coupon convertible subordinated debt in the form of Liquid Yield Option TM Notes ("LYONs") due 2011. Each $1,000 LYON was convertible at any time, at the option of the holder, into 8.76 shares of the Company's Common Stock. The LYONs were issued at a discount representing a yield to maturity of 4.25%. The Company recorded the LYONs at the discounted amount at issuance. Accretion was recorded as interest expense and an increase to the carrying value. Gross proceeds from the LYONs issuance were $288 million.

     Upon consummation of the Distribution, each LYON was convertible into 2.19 shares of the Company's common stock (after giving effect to a one-for-four reverse stock split), as well as 17.52 shares of MI's Common Stock. The LYONs were assumed by MI, and the Company assumed responsibility for a portion of the LYONs equal to its pro rata share of the relative equity values of the Company and MI as determined in good faith by the Company prior to the Distribution, although MI had remained liable to the holders of the LYONs if the Company had failed to make any payments on its allocable portion. The Company's allocated portion of the LYONs totaled $30 million at the end of fiscal year 1999.

     On October 7, 1999, MI notified all holders of the LYONs, that MI would redeem on November 8, 1999 all of the LYONs at a price of $619.65 for each $1,000 principal amount at maturity of the LYONs. The result of the redemption for the Company was the issuance of approximately 760,000 common shares and a payment of $11 million to MI for the Company's share of bondholders choosing to redeem in cash.

   Interest-Rate Agreements

     At September 1, 2000, the majority of the Company's debt was payable at variable rates of interest. As part of the Refinancing of the Company's debt, the Company entered into several interest-rate agreements on May 29, 1998 totaling $900 million in notional principal balances to hedge a portion of its variable rate debt. These agreements guarantee a fixed rate of interest over the life of the agreements. The Company is paying a fixed rate ranging between 5.70% and 5.90%, plus a residual margin that is not hedged relating to the underlying variable-rate debt. The weighted-average rate for the total debt portfolio, including the effect of the interest-rate agreements, was 7.01% at September 1, 2000. These agreements expire between May 2001 and February 2005.

     Details of these interest rate agreements as of September 1, 2000 are as follows:

                                         Notional                                                 Year-to-Date Net
                                        Principal                        Weighted-Average        Impact To Earnings-
                Terms                    Balance      Fair Value*          Interest Rate          FY 2000 (pretax)
--------------------------------        ---------     -----------        ----------------        -------------------
                                                                        Paid        Received
                                                                        -----       --------
                                             ($ in millions)                                       ($ in millions)
Receive Variable, Pay Fixed,
   Maturing 5/01-8/01...........         $    400      $      3         5.73%         6.83%        $      2
Receive Variable, Pay Fixed,
   Maturing 8/02................              300             5         5.84%         6.83%               1
Receive Variable, Pay Fixed,
   Maturing 2/05................              200             7         5.90%         6.83%
                                              ---           ---                                         ---
                                         $    900      $     15         5.80%         6.83%        $      3
                                              ===           ===                                         ===

____________
* Based on the termination cost for these agreements obtained from third party market quotes.

     At September 1, 2000, the Company did not have any material accrued interest receivable or payable to its counterparties and did not have any unamortized fees or premiums under these agreements. All of the Company's interest rate agreements are for purposes other than trading.

 (7)     STOCKHOLDERS' DEFICIT

     Stockholders' Deficit

     The Company is authorized to issue three hundred million shares of the Company's common stock, with a par value of $1 per share. One million shares of preferred stock, without par value, are authorized, with none issued. At the Distribution, each shareholder received one share of the Company's stock and one share of New Marriott, Inc. stock (renamed Marriott International, Inc.). In addition, the Company's stock underwent a one-for-four reverse stock split on March 27, 1998. Prior to the Distribution, the Company's charter authorized the issuance of seventy-five million shares of the Company's common stock, with a par value of $1 per share, with one million shares of preferred stock, without par value, authorized, with none issued.

     In addition, on March 27, 1998, the Company issued to Sodexho Alliance, S.A., approximately 48% of its shares of common stock, representing 29.9 million shares (after the effect of the reverse stock split), in exchange for $304 million in cash and the operations of Sodexho North America (see Note 3). At September 1, 2000, the Company had 63,244,970 shares outstanding.

     On July 23, 1993, the Company's Board of Directors adopted a shareholder rights plan under which one preferred stock purchase right was distributed for each share of Company common stock. Each right entitles the holder to buy 1/1000th of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of $150. The rights will be exercisable ten days after a person or group acquires beneficial ownership of 20 percent or more of the Company's common stock, or begins a tender or exchange offer for 30 percent or more of the Company's common stock. Shares owned by a person or group on September 30, 1993 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are nonvoting and will expire on the tenth anniversary of the adoption of the Company's shareholder rights plan, unless exercised or previously redeemed by the Company for $.01 each. If the Company is involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either the Company or the acquirer having a value of twice the exercise price of the right. The shareholder rights plan continued in effect after the Distribution and was amended to exempt shares acquired by Sodexho and its affiliates.

     The payment and amount of cash dividends on the Company's common stock will continue to be subject to the sole discretion of the Company's Board, which will review the Company's dividend policy at such times as may be deemed appropriate. The Board will continue to closely monitor the results of the Company's operations, capital requirements, and other considerations to determine the extent to which a dividend may be declared in future periods.

     On October 13, 1999, the Board of Directors declared an $0.08 per common share dividend for fiscal year 1999, paid on December 10, 1999, to shareholders of record on November 22, 1999. The payment and amount of cash dividends on the Company's common stock will continue to be subject to the sole discretion of the Company's Board, which will review the Company's dividend policy at such times as may be deemed appropriate. The Board will continue to closely monitor the results of the Company's operations, capital requirements, and other considerations to determine the extent to which a dividend may be declared in future periods.

   Earnings Per Share

     The following table details earnings and number of shares used in the basic and diluted earnings per share calculations.

                                                                                       2000
                                                                                  --------------
                                                                                   (in millions,
                                                                                     except per
                                                                                  share amounts)
Computation of Basic Earnings Per Share:
Net Income.................................................................          $        63
                                                                                            ----
Weighted Average Shares Outstanding........................................                 63.0
                                                                                            ----
Basic Earnings Per Share...................................................          $      1.01
                                                                                            ====
Computation of Diluted Earnings Per Share:
Net Income.................................................................          $        63
After-tax Interest Expense on Convertible Subordinated Debt................                    -
                                                                                            ----
Diluted Net Income.........................................................          $        63
                                                                                            ----
Weighted Average Shares Outstanding........................................                 63.0
Effect of Dilutive Securities:.............................................
     Employee Stock Option Plan............................................                  0.2
     Deferred Stock Incentive Plan.........................................                  0.1
     Convertible Subordinated Debt.........................................                  0.2
                                                                                            ----
Diluted Weighted Average Shares Outstanding................................                 63.5
                                                                                            ----
Diluted Earnings Per Share.................................................          $      1.00
                                                                                            ====

     Certain employee and deferred stock options to purchase shares of common stock were outstanding but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares as follows:

                                                                                           2000
                                                                                          ------
Weighted average number of shares (in millions)..............................               5.4
Weighted average exercise price..............................................             $  22
Weighted average remaining life (in years)...................................                 8

(8) INCOME TAXES

     The provision for income taxes was comprised of the following:

                                                                                    2000
                                                                                -------------
                                                                                ($ in millions)
             -  Federal.....................................................         $33
             -  Other.......................................................           6
                                                                                     ---
                                                                                      39
                                                                                     ---
        Deferred:
             -  Federal.....................................................           9
             -  Other.......................................................           1
                                                                                     ---
                                                                                      10
                                                                                     ---
                                                                                     $49
                                                                                     ===

A reconciliation of the Federal statutory tax rate to the Company's effective income tax rate follows:

                                                                                    2000
                                                                                -----------
             Federal statutory tax rate....................................         35.0%
             State income taxes, net of Federal tax benefit................          4.8
             Tax credits...................................................         (0.9)
             Goodwill amortization.........................................          3.1
             Other, net....................................................          1.5
                                                                                    -----
            Effective income tax rate......................................         43.5%
                                                                                    =====

The tax effect of significant temporary differences is as follows:

                                                                                    2000
                                                                                ------------
                                                                                ($ in millions)
Self-insurance..........................................................            $ 29
Employee benefits.......................................................              28
Other liabilities.......................................................              16
Property and equipment..................................................               2
Intangible assets.......................................................             (54)
Other, net..............................................................              10
                                                                                    ----
Net deferred tax assets.................................................            $ 31
                                                                                    ====

Total deferred tax assets and liabilities were as follows:

                                                                                September 1,
                                                                                    2000
                                                                                ------------
Deferred tax assets....................................................             $ 95
Deferred tax liabilities...............................................              (64)
                                                                                    ----
Net deferred taxes.....................................................             $(31)
                                                                                    ====

     At year end fiscal 2000, the Company had current deferred tax assets of $55 million and long-term deferred tax liabilities of $24 million.

     The Company has not established a valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers the Company's ability to generate sufficient future taxable income during periods in which temporary differences reverse. The amount of net deferred tax assets considered realizable could be reduced if estimated future taxable income cannot be achieved. Management believes it is more likely than not the Company will realize the benefits of its net deferred tax assets.

     As part of the Distribution and Acquisition, the Company, MI and Sodexho entered into tax sharing agreements which reflect each party's rights and obligations with respect to deficiencies and refunds, if any, of federal, state or other taxes relating to the business of the Company, MI and Sodexho prior to the Transactions (see Note 3). Under these agreements, the Company received approximately $9 million during fiscal year 2000 from Sodexho related to the closing of a tax audit during fiscal year 2000 related to tax returns filed prior to the merger and payments made by the Company in fiscal year 2000 or to be made in subsequent tax years.

During fiscal year 2000, the Internal Revenue Service granted the Company permission to change its tax year to correspond to its financial reporting year end, the Friday closest to the end of August, effective for the year ended September 3, 1999.

                                    F-81

(9)      COMMITMENTS AND CONTINGENCIES

     The Company issues bid and performance bonds for its client-related contracts in the normal course of business. These guarantees are limited, in the aggregate, to $70 million at September 1, 2000, with expected funding of zero. Letters of credit outstanding on the Company's behalf at September 1, 2000 totaled $21 million related to the Company's insurance programs.

     Summarized below are the Company's future obligations under leases at September 1, 2000:

                                                                           Capital Leases        Operating
                                                                                                 Leases
                                                                           --------------        ---------
                                                                                   ($ in millions)
                                     Fiscal Year
             2001                                                                $0.7             $10.9
             2002                                                                 0.8               9.4
             2003                                                                 0.8               7.9
             2004                                                                 0.8               6.6
             2005                                                                 0.7               3.9
             Thereafter.............................................              0.2               9.9
                                                                                 ----             -----
             Total minimum lease payments...........................              4.0             $48.6
             Less amount representing interest......................             (0.8)            =====
                                                                                 ----
             Present value of minimum lease payments................             $3.2
                                                                                 ====

     The Company generally leases office space and equipment under noncancellable agreements, primarily to support its administrative operations. Most leases have initial terms of one to 20 years, and contain one or more renewal options, generally for five or 10-year periods. The leases provide for minimum rentals, and additional rentals, which are based on the operations of the leased property. Total rent expense for fiscal year 2000 totaled $27 million.

     The nature of the business of the Company causes it to be involved in routine legal proceedings from time to time. Management of the Company believes that there are no pending or threatened legal proceedings that upon resolution would have a material adverse impact to the Company.

   Deferred Compensation Plans

     Employees meeting certain eligibility requirements can participate in the Company's deferred compensation and savings plans. The Company assumed the obligations and liabilities of the undistributed portion of the deferred compensation plan in relationship to the employees retained by the Company after the Distribution. The Company currently contributes generally 50% of the participants' contributions to these plans, limited to 6% of compensation, with certain exceptions. Within these plans, the Company contributed approximately $13 million per year for the fiscal year ended September 1, 2000.

   Stock Option Plans

     The Company has two stock-based incentive plans-- the Sodexho Marriott Services, Inc. 1993 and 1998 Comprehensive Stock Incentive Plans (the "1993 Plan" or the "1998 Plan"). The purpose of these plans is to promote and enhance the long-term growth of the Company by aligning the interests of the employees with the interests of the Company's shareholders. The 1993 Plan administers converted stock options prior to the Distribution, with no new awards made under this plan. The 1998 Plan governs the issuance and administration of conversion awards and is also available for the issuance of new awards. These stock plans are administered by the Compensation Policy Committee as authorized by the Board of Directors. As part of the Distribution and the amendment of these plans, and in relationship to the changes in the capital structure of the Company after the Distribution, the Board of Directors has approved up to 10 million shares of common stock to be available under the 1998 Plan for converted options as well as new awards.

     Employee stock options may be granted to officers and key employees at exercise prices not less than the market price of the Company's stock on the date of grant. Most options under the stock option plans are exercisable in cumulative installments of one-fourth at the end of each of the first four years following the date of grant. The Company issued 2.6 million new stock option awards in fiscal year 2000.

     A summary of the Company's stock option activity during fiscal 2000 is presented below:

                                                           2000           Weighted
                                                           Number of      Average
                                                            Options       Exercise
                                                         -------------     Price
                                                         (in millions)    --------
         Outstanding at beginning of year.........            4.6           $ 21
         Granted during the year..................            2.6             16
         Exercised during the year................           (0.2)             9
         Forfeited during the year................           (0.5)            22
                                                             -----
         Outstanding at end of year...............            6.5           $ 20
                                                             =====
         Options exercisable at end of year.......            2.6           $ 20
                                                             =====

     Stock options under the 1993 and 1998 Plans that were outstanding at September 1, 2000 are summarized as follows:

                                           Outstanding                                  Exercisable
                        ------------------------------------------------      ----------------------------------

                         Number of      Weighted average     Weighted
       Range of           Options        remaining life       average         Number of Options Weighted Average
   Exercise Prices      (in millions)      (in years)     exercise price        (in millions)    Exercise Price
   ---------------      -------------   ----------------  --------------      ----------------- ----------------
   $2.30 to 10.00               0.4                3            $8                   0.3                $8
   10.10 to 15.00               0.5                6            13                   0.4                12
   15.10 to 20.00               3.1                8            17                   0.6                18
   20.10 to 25.00               0.9                7            22                   0.5                22
   25.10 to 31.40               1.6                8            29                   0.8                29
                                ---                                                  ---
   $2.30 to 31.40               6.5                8           $20                   2.6               $20
                                ===                                                  ===

     Pro forma compensation cost for the Stock Option Plans, the Deferred Compensation Plan, the Supplemental Executive Stock Option awards and employee purchases would reduce the Company's net income as follows:

                                                                                2000
                                                                             ---------------
                                                                             ($ in millions,
                                                                              except for per
                                                                              share amounts)

Net income as reported.............................................                  $63
Pro forma net income...............................................                  $57
Diluted earnings per share as reported.............................                $1.00
Pro forma diluted earnings per share...............................                $0.89

     The aggregate weighted-average fair value for each option granted during fiscal year 2000 was $7. Since the pro forma compensation cost is recognized over the vesting period, the foregoing pro forma reductions in the Company's net income are not representative of anticipated amounts in future years.

     The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions:

                                                                                2000
                                                                                ------
Annual dividends....................................................            $0.08
Expected volatility.................................................               46%
Estimated forfeitures...............................................               35%
Risk-free interest rate.............................................              6.2%
Expected life (in years)............................................               10

(11)     FAIR VALUE OF FINANCIAL INSTRUMENTS

     For current assets, current liabilities and notes and other receivables, management believes the carrying amounts are reasonable estimates of their fair values. The fair values of noncurrent financial liabilities are shown below.

                                                                     2000
                                                              ----------------------
                                                              Carrying
                                                               Amount     Fair Value
                                                              ---------   ----------
                                                                 ($ in millions)
Long-term debt, convertible
     subordinated debt and other long-term
     liabilities.....................................           $900        $882

     The difference between carrying amounts and fair values for notes and other receivables were not material as of September 1, 2000. Valuations for long-term debt, convertible subordinated debt and other long-term liabilities were determined based on quoted market prices or expected future payments discounted at risk adjusted rates.

(12)     BUSINESS SEGMENTS

     The Company is the leading provider in North America of outsourced food and facilities management services to businesses, health care facilities, colleges and universities, primary and secondary schools and other clients. The Company has identified six business segments within these markets: Corporate Services, Health Care, Education, Schools, Canada, and Laundries/Other.

     Information from operating segments presented has been derived consistent with the Company's methodology in allocating resources and measuring performance after the Distribution (see Note 1).

   Sales and operating profit by business segment:

                                                                    2000
                                                                --------------
                                                                ($ in millions)
Gross Sales
     Corporate Services........................................     $1,429
     Health Care...............................................      1,399
     Education.................................................      1,280
     Schools...................................................        392
     Canada....................................................        158
     Laundries/Other...........................................         76
                                                                    ------
Total Gross Sales..............................................     $4,734
                                                                    ======
Gross Operating Profit
     Corporate Services........................................        $93
     Health Care...............................................        117
     Education.................................................         76
     Schools...................................................         20
     Canada....................................................          7
     Laundries/Other...........................................          6
     Corporate Expenses........................................       (123)
                                                                      ----
Total Gross Operating Profit...................................       $196
                                                                      ----
Gain on Investment and Net Interest Expense....................        (84)
                                                                      ----
Income Before Taxes............................................       $112
                                                                      ====

     The Company does not have any material activity outside of the United States and does not presently analyze its operations by geographic regions. In addition, the Company offers a wide array of food and facilities products within its operations, customized to individual client's requirements, and thus the Company's management has not found it practical to track results by individual products or services in relationship to the financial statements presented in this report. At September 1, 2000, the Company had a diverse client base and does not have any individual clients that are material to its overall operations.

   Identifiable assets, capital expenditures and depreciation and amortization by business segment:

                                                                     2000
                                                                 --------------
                                                                 ($ in millions)
Identifiable assets
     Corporate Services..........................................      $176
     Health Care.................................................       190
     Education...................................................       182
     Schools.....................................................        48
     Canada......................................................        40
     Laundries/Other.............................................        22
     Corporate...................................................       706
                                                                     ------
                                                                     $1,364
                                                                     ======
Capital expenditures
     Corporate Services..........................................       $14
     Health Care.................................................        11
     Education...................................................        21
     Schools.....................................................         3
     Canada......................................................         4
     Laundries/Other.............................................         1
     Corporate...................................................        12
                                                                       ----
                                                                        $66
                                                                       ====
Depreciation and amortization
     Corporate Services..........................................       $12
     Health Care.................................................         8
     Education...................................................        18
     Schools.....................................................         2
     Canada......................................................         3
     Laundries/Other.............................................         1
     Corporate...................................................        40
                                                                       ----
                                                                        $84
                                                                       ====

                         Sodexho Marriott Services, Inc.
                                Supplementary Data


                 HISTORICAL QUARTERLY FINANCIAL DATA - UNAUDITED
                    ($ in millions, except per share amounts)

                                                                                    2000
                                                           ------------------------------------------------------------
                                                            First        Second      Third       Fourth
                                                            Quarter      Quarter     Quarter     Quarter    Fiscal Year
                                                           ---------   ----------   ----------  ---------   -----------
                                                           (13 Weeks)  (13 Weeks)   (13 Weeks)  (13 Weeks)  (52 Weeks)

Sales...............................................       $1,288        $1,179     $1,225        $1,042      $4,734)
Operating profit....................................          $72           $47        $56           $21        $196)
Net income..........................................          $28           $14        $21           $-          $63)
Diluted earnings per share..........................        $0.44         $0.23      $0.32         $0.01       $1.00)