Form 20-F
period 2003-08-31
SODEXHO ALLIANCE SA
filed 2003-12-18
CIK 1169715

As filed with the Securities and Exchange Commission on December 18, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F



(Mark One)
                REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR
    X             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended: August 31, 2003
                                     OR
                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
              for the transition period from ____________ to _____________

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



Securities registered or to be registered pursuant
to Section 12(g) of the Act:                                 None
Securities for which there is a reporting obligation
pursuant to Section 15(d) of the Act:                        None
The number of outstanding shares of each class of

stock of Sodexho Alliance, SA at August 31, 2003 was:
Common Shares, par value EUR4 per share....................  159,021,565


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

                                                      Item 17 X Item 18

   TABLE OF CONTENTS

Page

   Forward-Looking Statements...............................................ii


                                     PART I

   Item 1.     Identity of Directors, Senior Management and Advisers ........1


   Item 2.     Offer Statistics And Expected Timetable.......................1


   Item 3.     Key Information...............................................1


   Item 4.     Information on the Company....................................7


   Item 5.     Operating and Financial Review and Prospects.................21


   Item 6.     Directors, Senior Management and Employees...................43


   Item 7.     Major Shareholders and Related Party Transactions............55


   Item 8.     Financial Information........................................57


   Item 9.     The Offer and Listing........................................59


   Item 10.    Additional Information.......................................60


   Item 11.    Quantitative and Qualitative Disclosures about Market Risk...75


   Item 12.    Description of Securities Other than Equity Securities.......76

                                     PART II

   Item 13.    Defaults, Dividend Arrearages and Delinquencies..............76


   Item 14.    Material Modifications to the Rights of Security
               Holders and Use of Proceeds..................................76


   Item 15.    Controls and Procedures......................................76


   Item 16 A.  Audit committee financial expert.............................76


   Item 16 B.  Code of Ethics...............................................76


   ITem 16 C.  Principal Auditor Fees and Services..........................77


                                    PART III

   Item 17.    Financial Statements.........................................77


   Item 18.    Financial Statements.........................................77


   Item 19.    Exhibits.....................................................78

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

                                     PART I

ITEM 1...IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

ITEM 2...OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

                            ITEM 3...KEY INFORMATION

A. Selected Financial Data

   Please see the section entitled "Item 5. Operating and Financial Review and Prospects" for a presentation of selected financial data.

Exchange Rates

   Under the provisions of the Treaty on the European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as EMU, was implemented on January 1, 1999 and a single European currency, the euro, was introduced. The following 12 member states participate in EMU and have adopted the euro as their national currency: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998 at EUR 1.00 = FF6.55957. All translations of French francs into euro herein have been made at that rate.

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

                          At end of        Average
                          period(1)        rate(2)         High           Low

Euro per U.S. dollar:
1999.....................   0.9458         0.9061         0.9878         0.8485
2000.....................   1.1228         1.0263         1.1268         0.9201
2001.....................   1.0919         1.1316         1.2118         1.0477
2002.....................   1.0170         1.0978         1.1658         0.9856
2003.....................   0.9152         0.9357         1.0364         0.8403


(1) All periods end August 31 of the stated year.
(2) The average of the rates on the last day of each month during the relevant period.




Month ended
                                     High                Low
Euro per U.S. dollar:

June 30, 2003.....................  0.8762              0.8436
July 31, 2003.....................  0.8978              0.8663
August 31, 2003...................  0.9246              0.8778
September 30, 2003................  0.9274              0.8582
October 31, 2003..................  0.8636              0.8483
November 30, 2003.................  0.8754              0.8338


     On December 17, 2003, the 2 p.m. ECB time rate quoted by the European Central Bank was EUR 0.8106 = U.S. $1.0000, or U.S. $1.2337 = EUR 1.0000. This
rate may differ from certain of the actual rates used in the preparation of our consolidated financial statements, which are prepared in euro, and therefore dollar amounts appearing herein may differ slightly from the actual dollar amounts which were translated into euro in the preparation of such consolidated financial statements in accordance with accounting principles generally accepted in France.

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

We depend on the retention and renewal of our existing client contracts and our ability to attract new customers

   Our success depends on our ability to retain and renew existing client contracts and to obtain and successfully negotiate new client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. Additionally, our growth in the Service Vouchers and Cards business depends upon our geographic expansion, new product development, superior branding and affiliate networks. We cannot assure you that we will be able to renew existing client contracts or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us as a result of merger or acquisition. We also cannot be certain that we will obtain new contracts in any of our market segments, or that any new contracts will be profitable. If we cannot continue to grow our operations through the renewal of existing contracts or the negotiation of new contracts, our business, financial condition and results of operations will be materially and adversely affected.

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


Our business may suffer if we are unable to hire, train and retain sufficient qualified personnel or if labor costs continue to increase


   Certain trends in the global labor market, or in certain specific areas, could adversely impact our business. The global economy has experienced reduced levels of unemployment in recent years which have created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level, skilled and hourly workers, especially in the delivery of services other than food services to our clients, low levels of unemployment could compromise our ability in certain businesses to provide quality service or compete for new business. A failure to hire, train and retain qualified management personnel, particularly at the entry management level could also jeopardize our continued success. Furthermore, increases in wages or employee benefits whether regulatory or otherwise, could have an impact on profitability. Moreover, labor laws in certain countries require us to retain employees of businesses we acquire, which in turn may cause us to incur additional training costs and increase headcount beyond optimal levels. Adverse developments regarding the foregoing trends, individually or in the aggregate, could have a material adverse effect on our results of operations.

We may be adversely affected if claims by employees in connection with their employment are resolved against us


   Due to the nature of our business and the large number of individuals we employ around the world, and the risk of employment-related litigation, the resolution of such claims against us could have a material adverse effect on our business.

Food shortages, and increases in food or other indirect operating costs could adversely affect our results of operations and financial condition


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


   Our profitability could be adversely affected if we were faced with other indirect cost increases, especially to the extent we were unable to recover such increased indirect costs through increases in our prices for our products and services. For example, in recent years there has been, in general, a rise in insurance and related premiums. To the extent that food or other operating costs increase, and to the extent we are unable to pass these costs on to our clients for competitive or economic reasons, our profit margins will decrease.


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



Competition in our industry could adversely affect our results of operations

   There is significant competition in the food and support services business from local, regional, national and international companies of varying sizes, a number of which have substantial financial resources. Our ability to successfully compete depends on our ability to satisfy our clients by providing quality services at a reasonable price. Certain of our competitors may be willing to underbid us or accept a lower profit margin or expend more capital in order to obtain or retain business. Existing or potential clients may also elect to self-operate their food service, or to utilize other purchasing arrangements, thereby reducing or eliminating the opportunity for us to serve them or compete for the account.

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

Unfavorable economic conditions could adversely affect our results of operations and financial condition


   Economic conditions in the United States and worldwide have resulted in lower demand for our services from non-government sector business clients, particularly private corporate clients in our Food and Management Services business, with a negative impact on our revenues. Economic conditions may also exert budgetary pressures on public sector clients. Further economic downturns may reduce demand for our services as well as decrease occupancy rates in certain segments of the facilities which we manage. These factors may cause us to lose business, lose economies of scale, or contract for business on less favorable terms than our current prevailing terms. Additionally, our Remote Sites activity is heavily dependent on the oil industry, and therefore can be cyclical and dependent upon oil prices.


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

We are subject to governmental regulation

   Due to the nature of our industry and our listings on the French and the New York stock exchanges, our operations are subject to a variety of international, federal, state, county and municipal laws, regulations and licensing requirements, including regulations governing such areas as labor, employment, immigration, health and safety, consumer protection and the environment. The costs of compliance with these various regulatory regimes has a significant impact on our bottom line, and violations of certain regulations could result in the loss of a client contract or fines. There can be no assurance that additional regulation in any of the jurisdictions in which we operate would not limit our activities in the future or significantly increase the cost of regulatory compliance.

   In addition, the growth and success of our Service Vouchers and Cards business depends to an extent upon the continued availability of domestic tax and labor law incentives encouraging the use of service vouchers by employers and employees. A reduction or elimination of these benefits in our more significant markets, or across many of our markets, could have an adverse result on our business and results of operations.

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



Our international business results are influenced by currency fluctuations and other factors that may be different from factors affecting the United States market

   A significant portion of our revenues is derived from international markets. During fiscal 2003, approximately 72% and 65% of our revenues and EBITA, respectively, were generated outside the euro zone. The operating results of our international subsidiaries are translated into euro and such results are affected by movements in foreign currencies relative to the euro, especially movements in the value of the U.S. dollar.


   Our business is also subject to risks whose effects may be more pronounced in our international operations, including national and local regulatory requirements; potential difficulties in staffing and labor disputes; failures to obtain and manage support and distribution for local operations; significant natural disasters such as electrical black-outs, floods or droughts; fluctuations in local interest rates; inflation; credit risk or poor financial condition of local customers; the potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and geo-political or social conditions in certain sectors of our international markets. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition and results of operations.


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

We currently have significant indebtedness and may incur additional indebtedness in the future

   At August 31, 2003, our percentage of total debt to total capitalization was approximately 52%. Our total capitalization is the sum of our shareholders' equity, minority interests and borrowings and long-term debt. Some lenders may consider this ratio negatively in their credit decisions. Also, financial and other covenants in our lending agreements may occasionally restrict our ability to operate our business in certain ways. Specifically, our agreements limit our ability to dispose of our assets, our subsidiaries' abilities to guarantee and borrow money, our ability to incur certain types of debt, our ability to merge or consolidate with other companies (subject to certain exceptions) and our ability to alter the fundamental nature of our business (subject to certain exceptions). In addition, we are obligated under these agreements to maintain certain ratios of net debt to EBITDA and interest to EBITA which may also impair our ability to enter into certain types of transactions.



   We may incur additional indebtedness in the future, subject to limitations contained in the instruments governing our indebtedness, to finance capital expenditures or for other general corporate purposes, including acquisitions. We cannot assure you that our business will continue to generate cash flow at or above the levels required to service our indebtedness and meet our other cash needs, or that we will be able to obtain credit on terms as favorable as those we enjoy currently if our debt to total capitalization ratio increases. If our business fails to generate sufficient operating cash flow in the future, or if we fail to obtain cash from other sources such as asset sales or additional financings, we will be restricted in our ability to continue to make acquisitions for cash and to invest in expansion or replacement of our facilities, information systems and equipment. Such a failure could have a material adverse effect on our business, operating results and financial condition.

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

You may not be able to exercise preemptive rights for shares underlying your ADSs

   Under French law, shareholders have preemptive rights ("droits preferentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities in Paris. United States holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the United States Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADS, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

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



ITEM 4...INFORMATION ON THE COMPANY

A. History and Development of the Company

   We are a leading global provider of services in two primary business areas:
Food and Management Services and Service Vouchers and Cards. In prior years, we reported our remote sites and river and harbor cruises activities separately. However, after a reallocation of management responsibilities for these activities, they are now included in the applicable regions within the Food and Management Services business, which is segmented into four geographic regions. Accordingly, Food and Management Services in North America, the United Kingdom and Ireland, and Continental Europe now include river and harbor cruise activities in each of those regions. Likewise, Food and Management Services in the Rest of the World now includes all remote site activities.

   In the Food and Management Services business, which accounted for approximately 98% of our total revenues in fiscal 2003, we are a leading global provider of outsourced food and multiservices to businesses, public agencies and institutions, long-term and short-term healthcare facilities, universities and primary and secondary schools. Within our Food and Management Services business, we also provide many of the foregoing services to temporary and remote sites of our clients' operations, specifically those affiliated with oil and gas recovery, major construction projects and mining. We formerly accounted for and disclosed our remote sites activity as a separate business segment. Our river and harbor cruises activity, also formerly a separately disclosed business segment,operates in various markets and provides tourist excursions and upscale dinner cruises for individuals and corporate consumers alike. In the fiscal year ended August 31, 2003, we had revenues of approximately EUR 11.4 billion from our Food and Management Services business, operating through approximately 23,900 individual outlets in more than 70 countries. Revenues for the former remote sites and river and harbor cruises business, which are now included in Food and Management Services, totaled EUR 543 million and EUR 87 million, respectively for the fiscal year. Food services include food and beverage procurement and preparation, as well as the operation and maintenance of food service and catering facilities, generally on a client's premises. Multiservices include physical plant operations and maintenance, energy management, groundskeeping, housekeeping, custodial and janitorial, on-site laundry and an evolving suite of other services for which our clients have identified a need. Our Service Vouchers and Cards business, which had revenues of EUR 248 million in fiscal 2003, primarily issues and manages the provision of paper and debit-card vouchers to our clients' employees for food, products and services and the provision of various welfare benefits from government clients to their constituents.



   Our chairman, Pierre Bellon, launched the company in 1966 in Marseille, France, by providing food service to employee restaurants. Since our founding, we have been focused on growth, especially organic growth. By 1968, we began operating in the Paris area, and we expanded our operations internationally in 1971 with a food services contract in Belgium. We were incorporated on December 31, 1974 as Sodexho, SA (societe anonyme), a French limited liability company, for a duration of 99 years from this date, the maximum allowed under French law. Between 1971 and 1993, we continued our international growth with the development of our Remote Sites business in Africa and the Middle East, the extension of our Service Vouchers and Cards business into Belgium and Germany, and the expansion of our food services business into other parts of Europe and Asia and overseas into North America, Latin America and South Africa.

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




Acquisition and Capital Expenditures

   The following table sets forth our acquisition and capital expenditures (on a consolidated basis) for fiscal 2001, 2002 and 2003.


                                             Fiscal year ended August 31,
                                            2003         2002          2001
                                                  (millions of euro)
Property, plant and equipment and
 intangibles............................     239          297           233
 Acquisitions...........................      37          107         1,768
                                            -----        -----       -------
Total...................................     276          404         2,001
                                            =====        =====       =======


   We estimate that our consolidated capital expenditures for fiscal 2004 will be approximately 2% of our revenues. This estimate is set yearly and is based on commercial, technical and economic factors such as client demand and the availability of equipment and building space. Capital expenditure estimates remain subject to the finalization of services and other client contractual terms relating to these expenditures.


   Property, Plant and Equipment

   Approximately two-thirds of our property, plant and equipment capital expenditures involve the purchase of catering equipment used on client premises and certain boats used in our river and harbor cruises activity. The remaining portion of our capital expenditures relates to internal items such as information technology and vehicles used to support our operations. We generally use our clients' premises for food services, and therefore our property, plant and equipment capital expenditures are limited. We do, however, use trucks owned or leased by us to deliver food to the premises of our clients in certain markets.


   Acquisitions and Divestitures

   Our material acquisition expenditures and divestitures since August 31, 2000 are highlighted below.

   In May 2002, we divested our entire interest in Lockhart Catering Equipment Ltd for EUR 61 million in cash. Based in the United Kingdom, this subsidiary was primarily engaged in the distribution of catering equipment, a non-core activity for the Group.

   In November 2001, we acquired 100% of the capital stock of Minesite Catering Pty Ltd in Australia for EUR 10 million in cash.

   In June and July 2001, we acquired 100% of the capital stock of Wood Dining Services, a North American food and management services company, and 60% of the capital stock of Sogeres, a French food and management services company. The total cost for all the capital stock of both companies was EUR 521 million. In November 2001, we acquired the remaining 40% of the shares of Sogeres which we did not own from BNP Paribas for cash consideration of EUR 72 million.
Sogeres' contribution to Group net income for fiscal 2002 totaled EUR 4.9 million. In June 2001, after a negotiation process with a special committee of independent directors formed by SMS's Board of Directors, we successfully completed a tender offer for the 53% of SMS we did not already own, as calculated on a fully-diluted basis, at a total cost of approximately EUR 1.3 billion. Following its merger into SMS Acquisition Corp., SMS became a wholly-owned subsidiary of Sodexho Alliance, and was renamed Sodexho, Inc. Funding for the June and July 2001 transactions was provided through a rights offering in the amount of EUR 1.0 billion and the incurrence of an additional EUR 0.8 billion in debt.

   In May 2001, we sold our entire holding in Corrections Corporation of America ("CCA"), which resulted in an exceptional loss of EUR 3 million, net of tax benefits. Pursuant to the terms of the purchase and sale agreement, the buyer of the shares paid us an additional amount totaling EUR 28.6 million upon resale of some of the shares in May 2003.


   Ongoing capital expenditures for property, plant and equipment are expected to be funded from operating cash flows. Acquisition expenditures may be financed through a combination of subsidiary operating cash flows, investment cash flows, borrowings from financial institutions and other sources, including debt and equity issuances.

   Since 1996, we have made three bond issuances, two equity offerings and two syndicated bank borrowings to aid in financing our acquisition expenditures. In 1996, we issued 400,000 bonds for a total of EUR 305 million, each of which bears an annual interest rate of 6% and matures in 2004. Each of these bonds carries a warrant entitling the bearer to purchase 16.66 of our shares on or before the maturity date for EUR 411.61, which may result in further capital issuances of up to EUR 154 million by 2004. In 1997, we raised EUR 306 million by issuing 835,770 new shares for cash. In March 1998, Sodexho, Inc. (formerly SMS) raised U.S. $1.3 billion (approximately EUR 1.2 billion, based on the August 31, 1998 U.S. dollar-to-French franc exchange rate then converted into euro at the fixed rate of 6.55957 French francs per euro), of which EUR 580 million was guaranteed by us. Outstanding balances on these facilities were refinanced in the third quarter of fiscal 2001 (see further discussion below). In 1999, we issued a total of EUR 300 million in bonds which bear an annual interest rate of 4.625% and mature in 2009. In July 2001, we raised additional capital of EUR 1.0 billion by issuing 22,498,729 new shares for cash.

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

     In addition, on March 6, 2002, we finalized the terms of an issuance of EUR 1 billion of debt securities in the European markets, which closed on March 25, 2002. We used the net proceeds from the sale of these debt securities, approximately EUR 1 billion, to refinance the credit facility referred to above. The debt is issued in 5.875% notes due March 25, 2009.



B.   Business Overview

General

     Our operations can be divided into two broad businesses: Food and Management Services, which now includes the remote sites and river and harbor cruises activities, and Service Vouchers and Cards. Food and Management Services is our most significant business and accounted for 98% of our revenues for the fiscal year ended August 31, 2003. Approximately half of our revenues in this business were generated from our North American subsidiary, Sodexho, Inc. (formerly SMS). Remote sites and river and harbor cruises accounted for 5% and less than 1%, respectively, of our revenues in fiscal 2003. The Service Vouchers and Cards business accounted for 2% of our revenues in fiscal 2003. Within the Food and Management Services business, we separate our operations into four geographic regions: North America, Continental Europe, the United Kingdom and Ireland, and the rest of the world.



     The tables set forth below summarize certain financial information for these activities for the fiscal years ended August 31, 2003, 2002 and 2001.



                             2003    2003    2002(6)  2002(6)  2001(6)  2001(6)
                           Current   Prior   Current   Prior   Current  Prior
                           presen-  presen-  presen-   presen- presen-  presen-
                           tation   tation   tation    tation  tation   tation

Revenues by Activity (1)
                                         (in millions of euro)

Food and Management Services

 North America (1)......  5,427    5,387    6,039    5,995    5,719    5,657
 Continental
  Europe (1)(3).........  3,585    3,501    3,491    3,413    3,099    3,034
 United Kingdom
  and Ireland (1).......  1,453    1,444    1,681    1,671    1,727    1,717
 Rest of the
  World (2)(3)..........    974      477    1,119      566    1,134      581

Total Food and           ------   ------   ------   ------   ------   ------
 Management Services.... 11,439   10,809   12,330   11,645   11,679   10,989


Remote Sites (2)

 North America..........      0      163        0      195        0      180
 Continental Europe.....      0       51        0       51        0       52
 United Kingdom
  and Ireland...........      0       83        0       81        0       74
 Rest of the World......      0      246        0      263        0      273

                         ------   ------   ------   ------   ------   ------
Total Remote Sites......      0      543        0      590        0      579


Service Vouchers and Cards

 Continental Europe.....    128      128      124      124      105      105
 United Kingdom
  and Ireland...........     12       12       10       10        4        4
 Rest of the World......    108      108      145      145      140      140

Total Services            ------   ------   ------   ------   ------   ------
 Vouchers and Cards.....    248      248      279      279      249      249


River and Harbor Cruises (1)
 North America..........      0       40        0       44        0       62
 Continental Europe.....      0       38        0       41        0       39
 United Kingdom
  and Ireland...........      0        9        0       10        0       10

Total River and          ------   ------   ------   ------   ------   ------
 Harbor Cruises.........      0       87        0       95        0      111

                         ------   ------   ------   ------   ------   ------
Total revenues.......... 11,687   11,687   12,609   12,609   11,928   11,928
                         ======   ======   ======   ======   ======   ======


EBITA  by Activity(4)
                                          (in millions of euro)

Food and Management
 Services

 North America(1).......    268      270      293      297      294      295
 Continental
  Europe(1) (3).........    167      158      150      140      139      129
 United Kingdom
  and Ireland(1)........     21       22        9       11       87       87
 Rest of the
  World(2) (3)..........     18        6       31        7       28        0

Total Food and            ------   ------   ------   ------   ------   ------
 Management Services....    474      456      483      455      548      511


Remote Sites(2).........      0       22        0       26        0       30

Service Vouchers
 and Cards..............     68       68       77       77       61       61

River and Harbor
 Cruises(1).............      0        7        0        2        0        7
                          ------   ------   ------   ------   ------   ------
EBITA, excluding
 corporate expenses.....    542      553      560      560      609      609

Corporate expenses(5)...    (28)     (39)     (35)     (35)     (38)     (38)

                          ------   ------   ------   ------   ------   ------
Total...................    514      514      525      525      571      571
                          ======   ======   ======   ======   ======   ======




(1) Effective for fiscal 2003, ourFood and Management Services activities in North America, Continental Europe, and United Kingdom and Ireland include the river and harbor cruises activities in each of those regions. The river and harbor cruises activity was formerly reported separately. Prior periods have been restated to reflect the current presentation.


(2) Effective for fiscal 2003, Food and Management Services - Rest of the World includes the formerly separate remote sites activity. Prior periods have been restated to reflect the current presentation.


(3) The French overseas territories, with revenues totaling EUR 46 million, EUR 38 million, and EUR 26 million, for fiscal 2003, 2002 and 2001, respectively, are now included in Continental Europe. Prior periods have been restated to reflect the current presentation.


(4) EBITA represents net income before interest expense, exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests. EBITA is a line item from our French GAAP financial statements, similar to operating income.


(5) Refers to corporate holding company level overhead expenses. Effective for the fiscal 2003 presentation, certain of these expenses have been allocated to the activities.


(6) Certain amounts for the years ended August 31, 2002 and 2001 differ from the corresponding amounts for the same periods reported in the Company's Document de Reference filed with the Commission des Operations en Bourse. See note 1 to the Consolidated Financial Statements for further information.






Strategy

   Since our founding in 1966, our ambition has been to satisfy the expectations of clients, employees and shareholders alike. Accordingly, we have focused on a growth strategy to meet and match each of these expectations. Further, our vision is to improve the quality of daily life. In pursuing this vision, we have focused on the following key priorities:


   Accelerate organic growth. Organic growth represents our preferred and most profitable growth alternative as the outsourced food and management services market in which we operate continues to expand rapidly. This expansion stems from the worldwide trend towards outsourcing of non-core functions, including food and management services, as enterprises increasingly make strategic decisions to focus on their core businesses and seek cost efficiencies. We seek to be in close proximity to our clients, thereby allowing us to anticipate and satisfy their needs promptly with service solutions tailored to their specific situation.


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


   Improve operational management. We are able to provide and continue to develop more cost-effective services than local, regional and national participants as a result of our economies of scale, our broader range of services and our national and international coverage of large clients. These factors help us at all levels in the management of our purchasing and delivery logistics.


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



   Improve our human resource planning. We are strongly committed to the development and promotion of our staff and invest in our human capital. The human resources department has prepared plans and programs to detect, prepare, train and globalize tomorrow's executive teams. It is supported in this role by the Sodexho Management Institute, our internal management training program, which currently has capacity for 500 executives a year.


   Diversity is a business imperative and responsibility grounded in our values of service, progress and teamwork. By valuing and managing workforce and supplier diversity, we endeavor to leverage the skills and abilities of all employees and suppliers in order to increase employee, client and customer satisfaction.


   Improve cash flow. We seek to minimize working capital requirements and maximize free cash flow. To this end, we implement measures to control internal capital spending, set targets for lower client credit, manage inventories and link bonuses for executives and management teams to the achievement of clearly stated targets at all levels of our organization.


   Reinforce control. Reporting on controls and risk management to the Audit Committee of our Board of Directors, Group management continues to reinforce our internal controls, including the intensity and frequency of internal audits. We are in the process of reinforcing our central audit function, which reports to our Chairman and Chief Executive Officer. Our internal procedures, delegation and contract review policies are regularly evaluated and updated. A summary of risks and financial commitments is presented regularly to the Audit Committee.


   In October 2002, a disclosure committee was formed to evaluate our disclosure controls and to review annual and semi-annual reports, financial press releases, our Annual Report on Form 20-F, and other information presented to shareholders. As a consequence, existing disclosure procedures and controls are evaluated and updated regularly as appropriate.


   Encourage transparency and communication. We have made, and will continue to make, significant investments in our information technology systems because we believe that menu planning and the accurate measurement and reporting of client and consumer activity, as well as inventory, labor and performance reporting, are central to our continued success. We are developing a global intranet aimed at facilitating the exchange of best practices, ideas and procedures throughout the entire network of our operations. Through our technology infrastructure, we intend to continue to provide our unit managers with tools that help them manage operations efficiently, thereby enhancing the value for our clients of the services we provide.


Food and Management Services

 Overview

   We are a global food and management services contractor. In the fiscal year ended August 31, 2003, our revenues in this activity were approximately
EUR 11.4 billion. In fiscal 2003, we operated through approximately 23,900 individual outlets in more than 70 countries. None of our clients is responsible for more than 2% of our total revenues.

   To serve our clients and increase revenues, we pursue a market segmentation strategy based on client needs. The industry markets in which we operate are Business and Industry (which includes both corporate clients and government entities), Healthcare and Education. Within each of these three industry markets, we have identified sub-segments which permit us to target and address client requirements promptly and efficiently. Effective for fiscal 2003, the remote sites and river and harbor Cruises markets are also included in the Food and Management Services business.



   Business and Industry. The Business and Industry market accounted for EUR 4.7 billion of our Food and Management Services business revenues in fiscal 2003, delivered at over 12,000 sites, representing 41% of our total Food and Management Services business revenues. Traditionally, this market has been comprised of corporate customers, whom we provide with food services as well as vending, reception, mailroom, cleaning and facilities maintenance. Over the last 35 years, we have expanded the range and depth of our services and clients to include


   o providing food and management services to government agencies and other public clients, such as the defense sectors in the United States, the United Kingdom and Australia;

   o providing food service at prestige occasions, which include some of the world's most prominent tourist, sports and recreational events like the Royal Ascot horse races, the British Open Golf Tournament, the Tour de France, the Davis Cup in France, the Paris-Bercy and Roland-Garros Tennis Tournaments and the 2000 Summer Olympic Games in Sydney, Australia;

   o providing a full range of executive dining services and the management of conference centers and private clubs for our corporate clients; and

   o providing food service and custodial services, maintenance, transportation, professional training, and rehabilitation services to correctional facilities in many locations outside of North America.


   Healthcare. For fiscal 2003, revenues in the Healthcare market totaled
EUR 2.2 billion at nearly 3,500 sites, representing 19% of our total Food and Management Services business revenues. In this market, we provide catering services, vending, meal delivery, patient transport, room upkeep, cleaning, groundskeeping, laundry and maintenance services, to hospitals, clinics, nursing homes, retirement and care centers around the world. In order to better address our clients' needs, we have sub-segmented the Healthcare market into long-term care facilities, primarily for seniors, and acute care facilities, providing services primarily to hospitals and outpatient clinics. Historically, a larger proportion of our business has come from the acute care facilities, but restructuring in the healthcare industry in recent years has resulted in fewer hospitals as well as in shorter patient stays, leading the short-stay market to contract by approximately one percent each year. By contrast, shifting trends in caring for the elderly have led the long-stay market to expand by approximately 1.5% each year. The Healthcare market has traditionally been more insulated from economic downturns than the Business and Industry market, lending stability to our revenue base.


   Education. In fiscal 2003, revenues in the Education market totaled EUR 2.8 billion at over 4,700 sites, representing 26% of our total Food and Management Services business revenues. This portion of our business provides food and management services to educational institutions ranging from nursery schools to universities. Clients choose us to design, manage and equip their food service facilities and to provide a wide range of incidental services. Besides food, we offer vending, laundry, maintenance, groundskeeping, environmental services, day care, mealtime supervision and hospitality services. Like the Healthcare market, the Education market is relatively unresponsive to changing economic conditions and thus contributes to reducing volatility in our revenues.

   Remote Sites. As of the end of fiscal 2003, we operated this activity in 1,049 sites around the world and generated revenues of EUR 543 million. Our primary clients in this activity are oil and gas, construction and mining businesses, to which we offer a wide range of food, hotel, cleaning, technical maintenance, security, groundskeeping, medical surveillance and leisure services, as well as the management of on-site clubs and retail outlets. Clients in the oil and gas industry currently represent approximately two-thirds of our business in this activity. This business tends to be cyclical, depending upon the price of oil and gas, which drives exploration efforts, and the extent of economic growth, which drives the construction market. We estimate the worldwide remote services market, which spans five continents, to be approximately
EUR 10 billion per year, and our only global competitor currently is Compass.
We believe that new opportunities will develop for service providers as prices for raw materials stabilize and the depletion of natural reserves in some countries leads to prospecting in new onshore and offshore areas.

   River and Harbor Cruises. We operate our river and harbor cruises activity with 55 boats and it generated revenues of EUR 87 million in fiscal 2003. We have selectively built an international presence as a premier boat operator in France, the United States and the United Kingdom, rendering us the largest operator of river and harbor cruises in the world, based on annual revenues. This activity is more capital intensive than the remainder of our businesses.


 Services Mix

   Most of our revenues are generated from food services, but our revenues in the Food and Management Services business increasingly arise from providing ancillary support services to our clients, which, together with food service, we refer to as "multiservices." The multiservices market is underpenetrated; we estimate the not-yet-outsourced portion to be EUR 380 billion annually worldwide. We expect that the proportion of non-food services we provide will increase relative to our food services in the future.


   Food Services. The food services industry is broadly divided among the areas of contract catering, concessions, vending and restaurants. The food services we provide can generally be described as contract catering - that is, the preparation and provision of meals to third parties on behalf of a client, usually on the premises of the client in cafeterias or other on-site facilities. The third parties to whom we supply our food services tend to be either employees of our clients or consumers of other services provided by our clients. Corporate clients request food services for their staff employees and executives, hospitals do so for their patients and visitors, retirement communities for their residents, and schools for their students.

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

   Our ability to attract and retain clients depends not only on the cost, quality and efficiency of our service but also on our ability to gauge and address the preferences of the consumers for the food we serve. Consequently, we see the design, tailoring and innovation of our menu options as a key aspect of the services we provide. In the Education market, we have profiled and analyzed different age groups through parent and child interviews, independent market studies and other methods in order to develop optimal food service packages for students. In the Healthcare market, in connection with the long-term healthcare business, we have designed a broader range of purpose-designed services to meet the needs of an ever-growing number of seniors based on an international profile of seniors and their lifestyles we developed, the first of its kind in our industry. In the Business and Industry market, we have adapted the practices of food stations and theme menus to the particular needs of our clients and their employees using our customer profiling system, Conviv'styles(R).

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

   o People services, which are tailored to end-users and provided on the client's premises. These include our retail food services as well as dry cleaning, newsstands, leisure services and the on-site management of health club facilities and day care centers.

   o Business support services, which add value to our clients through the management of peripheral activities. Reception, mailroom, switchboard, groundskeeping, housekeeping, custodial and janitorial services, security and surveillance and transportation are among the tasks which we perform to ensure the smooth operation of our clients' businesses.

   o Building management and maintenance services, which comprise the technical maintenance operations required to deliver electricity, water, other utilities, heating and ventilation to the various areas on a particular site. In Europe, for example, our subsidiary Altys provides building services to large client accounts such as Cisco in France, Belgium and Germany.



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

   o benefit from current, innovative trends in procurement and delivery of these services; and

   o improve cost effectiveness through the economies of scale and operational synergies that a specialized provider can achieve.

   Outsourcing recently has grown particularly in the Education and Healthcare markets, where a large number of the services we provide had historically been undertaken by the government or other public institutions. Governments have found outsourcing to be a useful tool in attempting to reduce central expenses and budget deficits.

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

   We estimate that the Education market is about one-third outsourced, with about half of private sector institutions and about one-fourth of public institutions outsourcing food service. Much of the opportunity for outsourcing in the Education market is concentrated in ten countries. The campus dining marketplace, principally colleges and universities, continues to shift from residential board plans to more retail-oriented operations driven by the growing proportion of non-resident day and evening students on campuses, the changing taste and service preferences of young consumers, and colleges' and universities' desire to provide their students with greater flexibility. Traditional cafeterias are being replaced by food courts and similar retail operations providing greater variety of food selection. We believe that these trends, coupled with cost pressures, lead public and private institutions to consider outsourcing. Over the past three years, outsourcing in the Education market has increased steadily.There are significant growth opportunities also in the Business and Industry market, especially in public sectors such as defense in developed countries and across all sectors in emerging markets. The market for multi-service national providers (food and facilities) is growing as large corporations are moving toward outsourcing all of their non-core services on a multisite and multiservice basis. We estimate that only about half of such services are outsourced on average, but substantial differences exist from one country to another.

   We estimate the outsourcing potential for multiservices as a whole to be two and one-half times greater than that for food services alone. We believe this potential reflects not only low independent contractor penetration but also an increasing trend ofclients seeking a single-source solution for their facilities and on-site needs.

 Contracts

     We use two broad contract types in our Food and Management Services business: profit and loss contracts and management fee contracts. However, many of our contracts contain characteristics of both types of contract. The primary distinguishing feature of each contract type is the amount of financial risk we bear and, conversely, our profit or loss potential. Our revenues under each type of contract may vary substantially depending upon such factors as the type of client facility involved, whether hourly workers are employed by us or by our client, the services requested and the amount of capital, if any, invested by us.


   In profit and loss contracts, we generally receive all revenue derived from and bear all expenses incurred in providing our services. Expenses under profit and loss contracts generally include labor and food costs, but they can also include commissions paid to the client, typically calculated as a percentage of revenues made on the client's premises. In some cases, we may agree to pay minimum guaranteed commissions to our clients. We may also receive client subsidies to cover our fixed operating costs. Profit and loss contracts are generally indexed for inflation, although our ability to change prices in response to significant variations in cost may be limited. We believe, however, that the existence of a captive on-site customer group, the relative ease of determining sales volumes and operating margins, standard termination provisions and our broad institutional client base limits and diversifies our risk with respect to these contracts.

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

   In the Business and Industry market, a reduction in client subsidies combined with pressure on costs has resulted in a move from management fee to profit and loss contracts. In the Healthcare market, industry trends, especially in the United States, away from fee-for-service payments and towards a managed care environment has shifted the risk and burden of cost control from insurance providers to the health care institutions themselves, forcing them to focus not only on the cost component of clinical care but also on the cost of all services, including food and facilities management. These cost pressures are driving the trend toward consolidation of healthcare institutions and fixed-cost (profit and loss) contracts for hospital services. Many contracts with healthcare clients condition a portion of our compensation on financial performance objectives as well as other measurements by third parties, such as patient satisfaction.

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


   The following table shows the ranking of the three leading contract caterers, in terms of revenues, in different market segments, as of August 2003.

                Business &
                 Industry         Education         Healthcare           Total

No. 1............Compass           Sodexho           Sodexho            Sodexho
No. 2............Sodexho           Aramark           Compass            Compass
No. 3............Aramark           Compass           Aramark            Aramark

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


 Service Vouchers and Cards

   In our Service Vouchers and Cards business, we have operations in 26 countries, mainly in Europe and Latin America, and our vouchers are used by nearly 11.5 million people. As of the end of fiscal 2003, this activity issued over 1.5 billion vouchers on behalf of more than 285,000 clients and generated revenues of EUR 248 million. Our vouchers were accepted at over 825,000 locations and the total nominal value, which is not included in our revenues, of vouchers issued in fiscal 2003 was EUR 4.6 billion. This business generates negative working capital and requires only a modest level of capital investment.

   Our Service Vouchers and Cards business, which focused originally on managing employee fringe benefits for companies, has expanded into controlling and managing welfare benefits allocated by federal authorities and local communities. The business currently comprises three product families: daily life, incentive and assistance, which are used to pay for a wide range of social and fringe benefits, including healthcare and household bills, and to purchase everything from gas and groceries to clothing and medications. Our clients are generally commercial enterprises and community and governmental entities. Revenues from service vouchers and cards activities include the commissions paid by our customers who buy the service vouchers and cards from us and commissions from our affiliated retail outlets where the service vouchers and cards are redeemed. Customer commission revenues are recorded at the time of issuance of the service voucher or card. Affiliate commission revenues are recorded at the time of redemption. Revenues also include interest income from the investment of proceeds from the time of sale of the vouchers to our customers until the time of their redemption, when we must repay our affiliates, generally a one-to-three-month period. Service vouchers are used by businesses of all sizes, primarily in large urban centers, and they frequently carry tax or labor law benefits.

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


   The current market for service vouchers and cards is estimated at more than EUR 15 billion worldwide, but we estimate that the potential market for existing products in countries where we are already present totals more than EUR 30 billion, making it our fastest-growing activity. Between 2001 and 2002, organic growth in this activity approached 20%, and organic growth between 2002 and 2003 was 11%. We are the second-largest service vouchers and cards business in the world, based on annual revenues. We have only one significant global competitor, Accor. Significant drivers in the industry include product development, geographical expansion, name recognition (branding) and the synergy effects of building large networks of affiliates. Our current objectives in this activity are to (i) consolidate our number two position by offering the best perceived quality services in the market; (ii) enhance our capabilities in new technologies, with a focus on smart card technology; and (iii) innovate and develop new products and services to capture a greater share of the market.


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



C. Organizational Structure

   As of August 31, 2003, we had 243 subsidiaries in 76 countries. Our operations are managed locally through these subsidiaries, although our central management is at the level of Sodexho Alliance, SA. For a complete list of our subsidiaries and a description of our interests in them, please see note 4 to our Consolidated Financial Statements.



D. Property, Plant and Equipment

   Our principal property and equipment consists of our service equipment and fixtures, computer and office equipment, delivery vehicles and cruise vessels.

   Our service equipment and fixtures include vending, commissary, janitorial, maintenance and laundry equipment used primarily in the Food and Management Services business. The vehicles comprise automobiles and delivery trucks used in the Food and Management Services business and cruise vessels used in the operation of the river and harbor cruises activity. The service equipment and fixtures, computer and office equipment, delivery and other vehicles and cruise vessels had an aggregate net book value as of August 31, 2003 of EUR 208 million.


   Our real estate is comprised primarily of office space in several countries, notably France, the United Kingdom and the United States, and had an aggregate net book value of approximately EUR 99.3 million as of August 31, 2003. No individual parcel of real estate we own is of material significance to our total assets.

   In certain circumstances, we lease office space, computer software and other equipment (primarily kitchen equipment). A discussion of our capital lease policy can be found in note 1 to our Consolidated Financial Statements.





ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

   The selected consolidated financial data as of and for the years ended
August 31, 2001, 2002 and 2003 have been derived from and should be read in conjunction with the consolidated financial statements of Sodexho Alliance included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of and for the years ended August 31, 1999 and 2000 have been derived from consolidated financial statements that are not included in this Annual Report on Form 20-F. Our consolidated financial statements for each of the years ended August 31, 2001, 2002 and 2003 were audited by PricewaterhouseCoopers Audit.

   Except as described in note 1 to the consolidated financial statements, our consolidated financial statements have been prepared in accordance with French generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP. Note 5 to our consolidated financial statements describes the principal differences between French GAAP and U.S. GAAP, as they relate to us, and reconciles our net income to U.S. GAAP for each of the years ended August 31, 2003, 2002 and 2001, and our shareholders' equity to U.S. GAAP as of August 31, 2003 and 2002.

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


 Revenue Recognition

   Our revenue recognition policies are substantially the same for both French and U.S. GAAP.

   In the Food and Management Services business (which now includes remote site and river and harbor cruise activities), revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients.

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


 Business Combinations and Impairment of Intangible Assets and Goodwill

   Accounting policies for business combinations and impairment of intangible assets and goodwill differ between French and U.S. GAAP.


   Under French GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life. Where we have established a strong presence in a geographic market through an acquisition, an additional intangible asset, market share, is recorded in the allocation of purchase price (within intangible assets in our consolidated balance sheet). Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries as compared to unrelated recent transactions in the marketplace and is reviewed annually for diminution in value. Initial allocations to market share require management to exercise judgment in the choice of unrelated recent transactions in the marketplace. If management believes there has been a significant diminution in the market share value for more than two consecutive years, as determined based on actual results of the applicable subsidiary as compared to the original calculation, it is written down by the amount of the diminution in value. This valuation of market shares on a historical basis is also supported by a calculation of the current value of these assets as of August 31, 2003 and based on discounted future cash flows. Market share intangibles are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market share intangibles.

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


   SFAS 144 (SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" through fiscal 2003) requires that we review our identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a "triggering event"). The review for recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss may be recognized, which is measured based on the fair value of the asset. Management is required to exercise judgment in the determination of whether a triggering event has occurred as well as in the development of the assumptions used to estimate future cash flows and determine fair value, as needed.


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

   Under U.S. GAAP, provisions for contingencies and losses (contingent liabilities) are recognized for specific existing risks when the related loss is both probable and estimable and, in certain specific situations such as business combinations and restructurings, when certain additional criteria are met. If a loss is determined to have been incurred and management is able to reasonably estimate the amount of the loss, an amount must be accrued for the loss. Where the amount of the probable loss is determined within a range of possible outcomes and no single amount within the range is considered to be a better estimate than any other amount within the range, that amount is accrued. However, when no amount within the range is considered to be a better estimate than any other amount, the minimum amount in the range is required to be accrued.

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

   Also included in other liabilities are liabilities for workers' compensation, principally in the United States. These liabilities are estimated using actuarial methods for both French and U.S. GAAP based on assumptions made by management with respect to the expected development of known and incurred but not reported claims.


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

   Under U.S. GAAP, we have accounted for all of our derivative financial instruments (other than those of Sodexho, Inc., as described below), which consist primarily of interest rate and cross-currency swap agreements, both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) to U.S. GAAP as of and for the years ended August 31, 2003, 2002 and 2001 for "Derivative financial instruments" is attributable entirely to derivative financial instruments accounted for at fair value. The fair value of our derivative financial instruments is generally obtained from third party financial institutions.

   Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2003 and 2002, and for the fiscal years then ended, these cash flow hedges were determined to be effective hedges and, accordingly, changes in their fair value are reflected in the statement of comprehensive income (recorded directly in shareholders' equity).


Currency Translation

   For subsidiaries located in foreign countries, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. Exchange rates used are obtained from the Bourse de Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity, except with respect to countries considered highly inflationary, where this difference is included in net financial expense. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.




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


                                As of and for the year ended August 31,
                        2003      2003      2002      2001      2000      1999
                         USD       EUR       EUR       EUR       EUR       EUR
                        (3)                            (5)       (5)
Income Statement Data
                              (in millions, except per-share amounts)

French GAAP amounts
 Revenues............  14,017    11,687    12,609    11,928    10,496     9,027
 Earnings before
  interest,
  exceptional items,
  income taxes, income
  from equity method
  investees, goodwill
  amortization and
  minority interests
  (EBITA)............     616       514       525       571       530       448
 Financial expense,
  net................    (188)     (152)     (166)     (122)     (118)     (131)
 Minority interests
  in net income of
  consolidated
  subsidiaries.......     (11)       (9)      (13)      (67)      (69)      (56)
 Net income..........     194       162       202       128        79       128

 Earnings per share
  (basic)............    1.22      1.02      1.27      0.93      0.59      0.95
 Earnings per share
  (diluted)..........    1.20      1.00      1.22      0.89      0.56      0.92
 Dividends per
  share..............    0.73      0.61      0.61      0.56      0.56      0.45


U.S. GAAP amounts
 Revenues............  14,020    11,690    12,618     7,557     5,648
 Operating income....     480       400       404       153       195
 Net income (loss)...     176       147       136       (34)       24

 Earnings (loss) per
  share (basic)......    1.13      0.94      0.86     (0.25)     0.18
 Earnings (loss) per
  share (diluted)....    1.13      0.94      0.85     (0.25)     0.17




Balance Sheet Data

French GAAP amounts
 Intangible assets,
  including
  acquisition
  goodwill...........   5,011     4,178     4,556     4,731     3,527     3,111
 Tangible fixed
  assets, including
  non-working capital,
  financial investments
  and other assets...     756       614       584       519       538       556
 Working capital(1)..  (1,511)   (1,260)   (1,275)   (1,208)   (1,016)     (753)
 Cash and cash
  equivalents(2).....   1,533     1,278     1,307     1,213       897       758
 Total assets........   9,724     8,108     8,544     8,638     6,951     6,026
 Total borrowings....   2,984     2,488     2,693     2,781     2,009     2,047
 Provisions for
  contingencies and
  losses.............     107        89        99        93       115       124
  Minority interests.      88        67        73       131       525       333
Total shareholders'
 equity..............   2,697     2,249     2,398     2,386     1,402     1,276

U.S. GAAP amounts
 Total assets........   9,701     8,089     8,503     8,820     4,397
 Total shareholders'
  equity.............   2,082     1,736     1,880     2,029     1,095


(1) Working capital is calculated as the net of an asset component (current assets, loans receivable and deposits and other and prepaid expenses less cash, cash equivalents and restricted cash) and a liability component (accounts payable, vouchers payable and other liabilities).
(2) Cash and cash equivalents includes restricted cash. See note 1 to our consolidated financial statements for an explanation of restricted cash.
(3) The consolidated financial statements are prepared and presented in euro. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the November 30, 2003 2 p.m. ECB time rate quoted by the European Central Bank of $1 = EUR 0.8338.
(4) See Note 1 to the consolidated financial statements for a discussion of the impact of changes in accounting principles.
(5) Certain amounts for the years ended August 31, 2002 and 2001 differ from the corresponding amounts for the same periods reported in the Company's Document de Reference filed with the Commission des Operations en Bourse. See note 1 to the Consolidated Financial Statements for further information.



A. Operating Results

   The balance sheets of subsidiaries located outside of the euro zone that operate in a stable currency environment are translated into euro using exchange rates in effect at the balance sheet dates. The income statements of these subsidiaries are translated at average exchange rates for the period. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet account as translated at beginning and end of period rates, are recorded in shareholders' equity. Transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction and the related impact is reflected in the income statement.

   We have no significant operations in countries with highly inflationary economies.

   Subject to certain de minimis exceptions discussed below, entities managed by us, including entities in which we own at least 40% equity interest and are the single largest shareholder, are fully consolidated. Fully consolidated subsidiaries that have a year-end that is different from our year-end prepare balance sheets as of August 31 for consolidation purposes. The foregoing conditions notwithstanding, subsidiaries with (i) annual revenues of less than EUR 2 million, (ii) annual profits or losses of less than EUR 0.1 million and (iii) net assets of less than EUR 2 million, are excluded from the consolidation. Entities not meeting any of the foregoing conditions, but over which we are able to exercise significant influence, are consolidated using the equity method of accounting.

   After reallocating management responsibilities for the remote sites and river and harbor cruises activities to the applicable regions within the Food and Management Services business in fiscal 2003, the Group changed the manner in which it reports its operating segments. Accordingly, the Group now reports two principal operating segments, which are Food and Management Services and Services Vouchers and Cards. The Food and Management Services business is further segmented into four geographic regions. The Group reports the following principal and secondary segments:

 Food and Management Services

  o North America, which now includes river and harbor cruise activities in the North American region.

  o United Kingdom and Ireland, which now includes river and harbor cruise activities in the United Kingdom and Ireland.

  o Continental Europe, which now includes river and harbor cruise activities in Continental Europe.

  o Rest of the World, which now includes activities on remote sites.


 Service Vouchers and Cards

   Prior year amounts have been restated to conform to the fiscal 2003 presentation. Following is a reconciliation of the current and prior presentations for each of the years presented:

                                   Fiscal Year Ended August 31,
                            2003     2003     2002     2002     2001     2001
                           Current   Prior   Current   Prior    Current  Prior
                           presen-   presen-  presen-  presen-  presen-  presen-
                           tation    tation   tation   tation   tation   tation
Revenues by Activity (1)
                                         (in millions of euro)

Food and Management Services

 North America (1).......  5,427    5,387    6,039    5,995    5,719    5,657
 Continental Europe (1)..  3,585    3,501    3,491    3,413    3,099    3,034
 United Kingdom and
  Ireland (1)............  1,453    1,444    1,681    1,671    1,727    1,717
 Rest of the World (2)...    974      477    1,119      566    1,134      581

Total Food and            ------   ------    ------   ------   ------  ------
 Management Services..... 11,439   10,809    12,330   11,645   11,679  10,989


Remote Sites (2).........      0      543         0      590        0     579

Service Vouchers
 and Cards...............    248      248       279      279      249     249
River and Harbor
 Cruises (1).............      0       87         0       95        0     111

                          ------   ------    ------   ------   ------  ------

Total revenues........... 11,687   11,687    12,609   12,609   11,928  11,928
                          ======   ======    ======   ======   ======  ======


     (1) Effective for fiscal 2003, our Food and Management Services activities in North America, Continental Europe, and United Kingdom and Ireland include the River and Harbor Cruises activities in each of those regions. The River and Harbor Cruises activity was formerly reported separately. Prior periods have been restated to reflect the current presentation.

     (2) Effective for fiscal 2003, Food and Management Services - Rest of the World includes the formerly separate Remote Sites activity. Prior periods have been restated to reflect the current presentation.





                                   Fiscal Year Ended August 31,
                            2003     2003     2002     2002     2001     2001
                           Current   Prior   Current   Prior    Current  Prior
                           presen-   presen-  presen-  presen-  presen-  presen-
                           tation    tation   tation   tation   tation   tation
EBITA  by Activity
                                 (in millions of euro)

Food and Management Services

 North America............   268      270      293      297       294      295
 Continental Europe.......   167      158      150      140       139      129
 United Kingdom
  and Ireland.............    21       22        9       11        87       87
 Rest of the World.......     18        6       31        7        28        0
                           ------   ------    ------   ------   ------   ------
Total.....................   474      456      483      455       548      511

Remote Sites..............     0       22        0       26         0       30

Service Vouchers
 and Cards................    68       68       77       77        61       61

 River and Harbor
  Cruises..................    0        7        0        2         0        7

                           ------   ------    ------   ------   ------   ------
 EBITA, excluding
  corporate expenses.......  542      553      560      560       609      609


 Corporate expenses........  (28)     (39)     (35)     (35)      (38)     (38)

                           ------   ------    ------   ------   ------   ------
 EBITA.....................  514      514      525      525       571      571
                           ======   ======    ======   ======   ======   ======



 Overview

   Food and Management Services is our most significant activity, and accounted for approximately 98% of our revenues and 87% of EBITA (before corporate expenses) for the fiscal year ended August 31, 2003. It consists of the supply of food and management services to companies, public agencies and institutions, hospitals, clinics, retirement homes, schools, colleges and universities, as well as remote site services to oil and gas operations, both on land and on offshore oil rigs, major construction projects and mining facilities. River and harbor cruises, formerly a separately disclosed segment, represented less than 1% of this activity's revenues and EBITA in fiscal 2003. Approximately half of our fiscal 2003 revenues in the Food and Management Services business were generated in North America. The Service Vouchers and Cards business comprised 2% of our revenues and 13% of EBITA (before corporate expenses) in fiscal 2003.


 Fiscal Year Ended August 31, 2003 Compared with Fiscal Year Ended
 August 31, 2002

  Consolidated Overview of Revenues and EBITA

   Revenues for fiscal 2003 totaled EUR 11.7 billion, a 7.3% decrease from fiscal 2002. Organic growth of 3.1% was offset by the unfavorable impact of foreign currency translation of 10%, principally arising on revenues denominated in U.S. dollars or reliant on the U.S. dollar exchange rate. The impact of acquisitions (net of divestitures) of negative 0.4% principally reflected the sale of the Lockhart subsidiary in the United Kingdom in May 2002. Organic growth reflected the impact of three significant new defense contracts in the United States and Sweden. Nonetheless, organic growth continued to be hampered by the worldwide economic situation, which weighed on the Business and Industry segment of our Food and Management Services business. We expect our organic growth rate in fiscal 2004 to be at least comparable to that in fiscal 2003 on a consolidated basis.

   EBITA decreased by 2.6% to EUR 514 million in fiscal 2003. However, at constant exchange rates EBITA increased by 9.8%. The operating margin improved moderately to 4.4% as a result of the initial favorable effects of our action plans in the United Kingdom and an improved performance in both North America and Continental Europe.







 Analysis of Revenues and EBITA

   The following table presents, for the periods stated, the variation in revenues and EBITA by activity.


                      Fiscal Year Ended August 31,       Change in Revenues
                         2003           2002             EUR          %
Revenues by Activity
                            (in millions of euro, except percentages)

Food and Management Services

 North America......    5,427           6,039             (612)        (10)
 Continental Europe.    3,585           3,491               94           3
 United Kingdom
  and Ireland.......    1,453           1,681             (228)        (14)
 Rest of the World,
  including Remote
  Sites.............      974           1,119             (145)        (13)

                       ------          ------            ------       ------
Total...............   11,439          12,330             (891)         (7)


Service Vouchers
 and Cards..........      248             279               (3)        (11)

                       ------          ------            ------       ------
Total revenues......   11,687          12,609             (922)         (7)
                       ======          ======            ======       ======


                       Fiscal Year Ended August 31,       Change in Revenues
                         2003             2002            EUR          %
EBITA by Activity
                              (in millions of euro, except percentages)

Food and Management Services

 North America......      268             293              (25)         (9)
 Continental Europe.      167             150               17          11
 United Kingdom
  and Ireland.......       21               9               12         133
 Rest of the World,
  including Remote
  Sites.............       18              31              (13)        (42)

                        ------          ------            ------      ------
Total...............      474             483               (9)         (2)


Service Vouchers and
 Cards..............       68              77               (9)        (12)

                        ------          ------            ------      ------
EBITA, excluding
 corporate expenses.      542             560              (18)         (3)

Corporate expenses..      (28)            (35)               7          20

                        ------          ------            ------      ------

Total EBITA.........      514             525              (11)         (2)
                        ======          ======            ======      ======




 Food and Management Services

   Food and Management Services represented 98% of our consolidated revenues and 87% of our consolidated EBITA before corporate expenses. Our revenues from this segment totaled EUR 11.4 billion in fiscal 2003, reflecting organic growth of 2.9%, which was a net improvement over prior year organic growth of 1.6%. The strengthening of the euro during the year resulted in a negative foreign currency exchange impact of 9.7% while net dispositions decreased revenues by 0.3%.

  North America

   Food and Management Services revenues in North America for fiscal 2003 were EUR 5.4 billion with organic growth of 4.3%.

   Organic growth in the Business and Industry segment was 5.8%. The year was highlighted by the creation of the Defense sub-segment, which contributed revenues of EUR 133 million. Excluding Defense, Business and Industry segment declined by 0.6%. The progressive opening during the year of contracts with clients such as Sony, General Electric Medical Systems, General Mills and a national contract with Hewlett Packard, offset the negative effects of delocalizations and staff reductions in the industrial sector.

   Organic growth in the Healthcare and Seniors segment was 3.5%. This progression reflects continued good performance on existing sites as well as the signing of some new multiservice contracts toward the end of the year. Other recent commercial successes such as Spring Valley Hospital Center, North Colorado Medical Center and the Medical Center of Louisiana will begin to have a favorable impact in fiscal 2003-2004.




   The Education segment's revenues reflected organic growth of 3.7% for fiscal 2003. Significant contracts were signed at the end of the year, such as the Atlanta Public School District, Rowan University in New Jersey, the University of Connecticut and Morehouse College in Georgia.

   EBITA in North America reached EUR 268 million. Operating margins increased from 4.8% in the prior year to 4.9% for fiscal 2003. This improvement resulted from revenue growth on existing sites in Healthcare and Education and the continued optimization of purchasing and employee costs in all segments. The margin improvement was partially offset by start-up costs in the Defense sub-segment and costs related to the implementation of new information systems.


  Continental Europe

   In Continental Europe, revenues rose to EUR 3.6 billion in fiscal 2003, with organic growth of 3.6%, as follows: 4.0% in Business and Industry, 3.7% in Healthcare, and 2.1% in Education.

   In France, the Healthcare segment continued its steady development, notably with the signing of "Global Hospitality" contracts such as the Chenieux clinics in Limoges and Clinique St. Louis in Poissy. In Business and Industry, growth was maintained, despite a depressed economic environment. Labor strikes during May and June weighed on growth, particularly in the Education segment.

   In Northern Europe, the opening of contracts with the Swedish army and the city of Stockholm in the Healthcare segment, as well as contracts with Nokia in Finland and Vattenfall in Sweden in Business and Industry contributed to our organic growth.

   In other countries in Continental Europe, significant contracts were signed during the year, both in food service as well as multiservice. Examples include Banco Santander in Spain, Euroform in the Netherlands, and Wal-Mart in Germany.

   Sodexho Prestige continued its development, particularly in France, with the operation of renowned restaurants such as Roland Garros. In Sweden, Sodexho Prestige operates the Parliament Restaurant.

   EBITA increased by 11.3% and the operating margin grew from 4.3% to 4.7%. This increase resulted from a strong improvement in gross operating profit due to the pursuit of our Five Step process, which is intended to optimize purchasing and to a lesser extent to implement a selectivity strategy which in certain cases led us not to renew certain insufficiently profitable contracts. In addition, overheads were contained and increased in line with revenues.


  United Kingdom and Ireland

   In the United Kingdom and Ireland, revenues totaled EUR 1.5 billion in fiscal 2003, a decline of 13.7% from the prior year, including a negative currency exchange impact of 6.8%. The remaining difference was attributable to the sale of the Lockhart subsidiary in the third quarter of fiscal 2002. On a constant consolidation basis and excluding the currency effect, revenues declined by 3.9%, in part due to the new management team's decision to exit unprofitable contracts, notably in the Hotels sub-segment. In addition, retention rates declined, for example, in the Healthcare segment, where certain clients returned to self-operation. Finally, revenues were affected by site closings and cost reductions made by Business and Industry clients. New contracts signed included a multiservice contract with Glaxo Smithkline, two detention centers and the Deep Cut garrison.

     EBITA of EUR 21 million in fiscal 2003 reflected an EBITA margin increase to 1.4% as compared with 0.5% for the prior year. The action plan to improve profitability in the United Kingdom subsidiary is underway. This plan includes rigorous control over food and employee costs at each site, and the renegotiation or exit from certain contracts. In spite of Land Technology's disappointing operating performance, the EBITA margin improved by 0.9%. The action plan also relies on training and motivation of the teams as well as strict containment of overheads. Important training initiatives were undertaken during the year such as "Sodexho Way," to reinforce the rigor of operations management, and to improve contracting policies. In addition, noteworthy investments were made in human resources including external recruitment of executives to reinforce the sales and marketing departments as well as the management of the Healthcare segment. The return to a margin similar to the Group's overall food and management services margin is the strong priority for the next two or three years.



  Rest of the World

   In the Rest of the World, which includes the worldwide remote sites activity, revenues of EUR 974 million reflected organic growth of 3.9%.

   In spite of an unfavorable economic environment in the industrial sector, we continued our development in Latin America and won several new contracts in multiservice including Coca Cola, Codelco Norte and Carrefour in Chile, Pepsi Cola and Clariant in Venezuela, Techint in Peru, and Exito in Colombia.

   In China we continue to experience strong growth as a result of new contracts in all segments such as with Motorola, Shanghai Container Limited, and Richina in Business and Industry, and Yewcchung Shanghai Internal School and CAFA in Education. Healthcare development continued with the signing of contracts with the Jin Shan and Dacang hospitals.

   In Australia, we experienced strong growth, as our Minesite subsidiary obtained a contract with the Golden Valley camp.

   The remote sites activity had good performances in the North Sea and in Alaska. The slowdown of foraging activity in the Gulf of Mexico was confirmed.

   The reinforcement of our sales teams and our strategy of following our clients on large projects have begun to show results, such as the three-year contract recently signed with Chiyoda on Sakhalin Island (Russia).

   Total EBITA for these regions was EUR 18 million as compared to EUR 31 million for the prior year. The operating margin declined from 2.9% for fiscal 2002 to 1.9% in the current year. A difficult environment and strong competition in Latin America weighed on EBITA. Finally, in remote sites, expenses related to the opening of certain contracts and to the reinforcement of our sales structures, as well as the allocation of certain overhead costs previously supported by Group management, also weighed on the operating margin.


  Service Vouchers and Cards

   Sodexho Pass had revenues of EUR 248 million and organic growth of 11.3% in fiscal 2003, representing business activities in 26 countries. This increase was mainly attributable to new contracts in our traditional services (meal and food), such as Telecom and Technit in Argentina, SNCB in Belgium, the Ministry of Health in Venezuela, and General Motors in Mexico. Growth also resulted from new services offered to existing clients such as, for example, a culture card provided to 199,000 students in the Centre and Burgundy regions of France, and the creation of the Education voucher for 15,000 beneficiaries of the Postal Service in Hungary, and the consultant voucher "Adviescheque" in Belgium.

   EBITA was EUR 68 million for fiscal 2003, compared to EUR 77 million for the prior year. 74% of the EBITA for this activity is earned in foreign currencies, and therefore, as a result, currency fluctuations have a more significant impact in this activity than in the other activities. The operating margin of 27.5% was comparable to that of the prior year.



  Corporate Expenses

   Corporate expenses, which are included in EBITA, of EUR 28 million in fiscal 2003 declined significantly from the prior year. This was the result of the allocation of corporate expenses to each operating entity.


  Financial Expense, Net

     Net financial expense totaled EUR 152 million as compared to EUR 166 million in the prior year. The improvement resulted in part from a reduction in interest expense due to the reduction in debt and exchange rate variances and also from the impact of items which affected the prior year, principally the provision of EUR 19 million on Sodexho Alliance shares held and the non-repetition of foreign currency exchange gains realized in the prior year in the Service Vouchers and Cards business, when funds were converted into strong currencies.


  Net Exceptional Income/Expense

     Net exceptional income totaled EUR 1 million in fiscal 2003 and is principally explained by a EUR 28.6 million purchase price complement received in fiscal 2003 in connection with the sale of our shares in CCA in fiscal 2001, offset by provisions recorded on Sodexho Alliance stock options and losses on Sodexho Alliance shares totaling EUR 13.6 million, restructuring costs in the United Kingdom and the U.S. totaling EUR 7.6 million, and exceptional costs related to litigation of EUR 5 million.


  Income Taxes

   Income taxes declined to EUR 134 million in fiscal 2003 for an effective rate of 36.9%, which is comparable to the prior year when computed in the same manner.


  Net Income from Equity Method Investees

   Net income from equity method investees was EUR 4 million, which was comparable to the prior year.


  Minority Interests

   Minority interests decreased from EUR 13 million in fiscal 2002 to EUR 9 million in fiscal 2003 mainly as a result of currency effects.


  Goodwill Amortization

   Goodwill amortization decreased from EUR 67 million in fiscal 2002 to EUR 62 million in fiscal 2003, mainly as a result of currency exchange impacts.


Fiscal Year Ended August 31, 2002 Compared with Fiscal Year Ended
August 31, 2001

 Consolidated Overview of Revenues and EBITA

   Revenues for fiscal 2002 totaled EUR 12.6 billion, a 5.7% increase over fiscal 2001. This increase is net of a 2.5% decrease attributable to the unfavorable impact of foreign currency translation, principally arising on revenues denominated in U.S. dollars or reliant on the U.S. dollar exchange rate. The acquisitions of Wood Dining Services and Sogeres in the fourth quarter of fiscal 2001 contributed 6.2%. Organic growth of 2.0% reflected strength in the education and health care segments of the Food and Management Services business in North America and in Continental Europe, offset by poor performance in the United Kingdom, where management problems surfaced during a year already made difficult by the continuing global economic recession. Excluding the United Kingdom, organic growth was 2.4%. The recession also continued to adversely affect the Business and Industry segment of our Food and Management Services business, as well as River and Harbor Cruises. We expect our growth rate in fiscal 2003 to improve on a consolidated basis.

   EBITA decreased by 8.2% to EUR 525 million in fiscal 2002. Despite the higher sales, EBITA growth was hampered by a negligible EBITA margin in the United Kingdom and Ireland primarily due to management problems in that region, exacerbated by tough economic conditions in the Business and Industry segment. Excluding the performance of United Kingdom, our EBITA margin was 4.7%; including the United Kingdom, our EBITA margin was 4.2%. We have implemented action plans, including a new management team for the United Kingdom and Ireland, in order to improve profitability.


Analysis of Revenues and EBITA

   The following table presents, for the periods stated, the variation in revenues and EBITA by activity.


                      Fiscal Year Ended August 31,       Change in Revenues
                         2002             2001            EUR          %
Revenues by Activity(1)
                            (in millions of euro, except percentages)

Food and Management Services
 North America......    6,039           5,719              320           6
 Continental Europe.    3,491           3,099              392          13
 United Kingdom
  and Ireland.......    1,681           1,727              (46)         (3)
 Rest of the World,
  including Remote
  Sites.............    1,119           1,134              (15)         (1)

                       ------          ------            ------      ------
Total...............   12,330          11,679              651           6

Service Vouchers
 and Cards..........      279             249               30          12

                       ------          ------            ------      ------
Total revenues......   12,609          11,928              681           6
                       ======          ======            ======      ======


(1) Activities reflect the Group's internal management reporting structure.
(2) Percentage figures are derived from actual revenue numbers and so may vary from those calculated from the numbers in this table due to rounding.



                        Fiscal Year Ended August 31,       Change in Revenues
                         2002             2001            EUR          %
EBITA by Activity(1)
                            (in millions of euro, except percentages)

Food and Management Services

 North America......      293             294              (1)           0
 Continental Europe.      150             139              11            8
 United Kingdom and
  Ireland...........        9              87             (78)         (90)
 Rest of the World,
  including Remote
  Sites.............       31              28               3           11

                        ------           ------          ------       ------
Total...............      483             548             (65)         (12)

Service Vouchers
 and Cards..........       77              61              16           26
                        ------           ------          ------       ------
EBITA, excluding
 corporate expenses.      560             609             (49)          (8)

Corporate expenses.. ..   (35)            (38)              3            8

                        ------           ------          ------       ------
Total EBITA............   525             571             (46)          (8)
                        ======          ======           ======       ======

(1)  Activities reflect the Group's internal management reporting structure.
(2) Percentage figures are derived from actual EBITA numbers and so may vary from those calculated from the numbers in this table due to rounding.


 Food and Management Services

   Food and Management Services represented 98% of our consolidated revenues and 86% of our consolidated EBITA, excluding corporate expenses. Our revenues from this segment increased in fiscal 2002 to EUR 12.3 billion, an increase of 5.7% over fiscal 2001 revenues, of which 6.2% was from acquisition growth (net of dispositions) and negative 2.5% was from currency fluctuations. Acquisition growth resulted primarily from our acquisitions of Sogeres and Wood Dining Services during the fourth quarter of fiscal 2001. Despite the global economic recession, organic growth was 2.0%.




  North America

   Food and Management Services revenues in North America for fiscal 2002 were EUR 6 billion, representing an increase of 5.6% from fiscal 2001 revenues, which was net of a negative 3% impact from currency fluctuations. The inclusion of a full year of operations of Wood Dining Services, acquired in the fourth quarter of fiscal 2001, increased revenues by 8.6%, and organic growth was 0.1%. Of particular note were the subsidiary's significant wins in the defense market, with the reaffirmation in July 2002 of a large contract with the United States Marine Corps, valued at EUR 967 million over ten years, and the award of a EUR 192 million contract over 15 years with the U.S. Naval Air Station in Miramar, California. These important contracts affirm our development strategy in this sub-segment. Healthcare achieved strong organic growth, in part from the expansion into multiservices on existing sites as well as with the signing of several significant new contracts, including University Hospitals of Cleveland, Loyola University Medical Center in Chicago, and Stamford Hospital in Connecticut.

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


   EBITA in North America of EUR 293 million was comparable to the prior year. With the integration of Wood Dining Services for a full year, the EBITA margin was 4.8%, compared to 5.1% in the prior year. Synergies and improvements in food cost management at the sites improved gross profitability. However, a number of factors weighed on the EBITA margin: increases in overhead with the creation of a new division in the Healthcare segment; weaker initial margins at Wood Dining Services as compared to Sodexho, Inc.; the decline in catering services; and an increase in employee medical insurance costs. EBITA for river and harbor cruises was negatively affected by September 11 and the U.S. recession.


 Continental Europe

   In Continental Europe, revenues rose to EUR 3.5 billion in fiscal 2002, an increase of 12.7% over the prior year. Acquisition growth of 7.7% resulted almost entirely from the integration of Sogeres for a full year. Organic growth in revenues was 5.3%.

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


   EBITA grew by 8% in fiscal 2002 to EUR 150 million, with Sogeres contributing EUR 12.7 million. Following the significant increases in food costs in the prior year, our subsidiaries in France succeeded in negotiating pricing increases on more than 80% of their contracts. Food cost management and margins improved significantly as a result. EBITA declined in other countries, most notably in Sweden and in Italy, where there was an increase in the number of man-hours lost as a result of worker strikes affecting client sites.




 United Kingdom and Ireland

   In the United Kingdom and Ireland, revenues totaled EUR 1.7 billion in fiscal 2002, a decline of 3% from the prior year, of which 1.0% was organic. The currency exchange impact was responsible for 1.5% of the decline and the remaining difference was attributable to the third quarter sale of Lockhart, a subsidiary whose activity is the distribution of kitchen equipment, not a core activity of the Group.

   New contract wins allowed the Education segment to achieve satisfactory organic growth. A prestigious multiservice contract was signed with the Royal Air Force in the Defense sub-segment. In the Business and Industry segment, our subsidiary was awarded a catering contract for the Commonwealth Games. Multiservice activities continued to develop. However, Business and Industry was affected by the economic slowdown and the significant decline in demand for catering services. In Healthcare, revenues declined with a political climate favoring self-operation.

   EBITA went from EUR 87 million in fiscal 2001 to EUR 9 million in fiscal 2002. This deterioration principally arose from the decline in profitability of the Business and Industry segment, which represents more than two-thirds of the region's revenues. Faced with reductions in meal subsidies by our clients and a decrease in the number of consumers at our sites, our teams were not reactive in adapting their cost structures in a timely manner. In addition, a number of recently signed or renegotiated contracts were determined to be unprofitable, and a poorly managed entry into hotel management services generated significant losses. Reduced purchasing volumes negatively impacted margins. Poorly controlled overheads and the installation of a new information system also weighed on profitability. In addition, a restructuring charge of EUR 11 million has been recorded as an exceptional item.

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


 Rest of the World

   In the Rest of the World, including remote sites, revenues of EUR 1.1 billion were unchanged from fiscal 2002, as organic growth of 2.8% was offset by a negative currency exchange effect of 6.5%.

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

   Revenues from remote site operations, which are now included in the Food and Management Services, Rest of the World activity, grew 2% to EUR 590 million in fiscal 2002. This growth included 3% acquisition growth from the integration of Minesite Catering, a company in Western Australia acquired at the beginning of the year, organic growth of 1%, and a negative currency exchange effect of 2%.



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

   EBITA increased to EUR 31 million, as a return to profitability in these regions (excluding remote sites) more than offset a 13% decline in EBITA for the remote sites operations resulting from currency effects as well as strong competition and pressure on our clients to reduce costs on large projects in Africa, and finally, from the weaker margins of Minesite Catering in Australia.


 Service Vouchers and Cards

     Now present in 26 countries, Sodexho Pass had revenues of EUR 279 million in fiscal 2002, an increase of 12% over the prior year, net of a negative currency exchange effect of 7%. For the fourth year in a row, organic growth was in the neighborhood of 20%, as a result of improvements in the revenue mix and strong development in Europe. This growth resulted from the implementation of creative solutions, value creators for our clients. In the employee benefits area, Sodexho Pass implemented a new internet tool, E-SPI, which facilitates, accelerates, and validates the check order process. In the area of social benefits, the research into solutions adapted to the needs of institutions led to the signing of a contract to provide 244,000 students in 550 schools in the Rhone-Alpes department in France with a "Culture card" allowing them to buy or rent school books.

     The total issue volume of service vouchers and cards (face value of the service vouchers and cards multiplied by their number) reached EUR 5.9 billion compared to EUR 5.1 billion in fiscal 2001.

     EBITA reached EUR 77 million in fiscal 2002, an increase of 26% compared to fiscal 2001. This growth was net of a negative foreign currency exchange impact of 4.7%. The EBITA margin increased by 3% in part as a result of the higher volumes which allowed us to better absorb our fixed production costs, and secondly from the exchange of savoir faire and experiences between countries.


 Corporate Expenses

     Corporate expenses, which are included in EBITA, of EUR 35 million in fiscal 2002 were down 8% from the prior year, despite the costs related to the listing of Sodexho Alliance on the New York Stock Exchange, illustrating Group management's efforts to control overhead expenses.


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


 Net Exceptional Income/Expense

     Net exceptional income totaled EUR 55 million in fiscal 2002 and included the following principal elements: a gain of EUR 49 million euro (EUR 37 million net of tax) on the sale of the Lockhart subsidiary in the United Kingdom; a gain of EUR 37 million representing the reduction in liabilities related to stock option shares in connection with the acquisition of Sodexho Marriott Services, Inc. (this gain is partially offset by a EUR 19 million provision included in net financial expense); a provision for EUR 11 million related to a lawsuit in the United States (see "Item 8A - Legal Proceedings," below); and restructuring expenses and costs to exit certain contracts in the United Kingdom totaling EUR 11 million.


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



B. Liquidity and Capital Resources

   The following table sets forth certain cash flow items for fiscal 2001 through fiscal 2003:


                                              Year ended August 31,
                                          2003        2002        2001
                                                (millions of euro)
Net cash provided by
 operating activities..................    490         619         554
Net cash used in investing
 activities............................   (278)       (315)     (1,959)
Net cash provided by (used in)
 financing activities..................   (202)        (70)      1,763
Net effect of exchange rate
 variations on cash....................    (54)       (118)        (40)
                                          -----       -----      ------
Net increase (decrease)
 in cash and cash equivalents..........    (44)        116         318
                                          =====       =====      ======


   For fiscal 2003, net cash provided by operating activities amounted to EUR 490 million. Cash provided by operating activities totaled EUR 387 million, a level close to that for fiscal 2002, despite unfavorable currency effects of 13%, thus confirming the Group's ability to generate cash. Net cash generated by changes in operating working capital amounted to EUR 100 million in fiscal 2003, of which 40% was from the Service Vouchers and Cards business. The remaining amount resulted from organic growth in revenues and the efforts of the operating teams in the Food and Management Services business to improve receivables collection, a strategic priority for the group.

   Capital expenditures, net of disposals of property, plant and equipment, amounted to EUR 226 million in fiscal 2003, representing 1.9% of revenues. Significant investments in information systems were made during the year in the main countries where the Group operates.

     Net acquisition expenditures of EUR 33 million in fiscal 2003 mainly included the acquisitions of the remaining 23.16% of Sodexho Pass do Brazil from its minority shareholders and 91.4% of the outstanding shares of Patriot Medical Technologies, Inc., a U.S. company based in Tennessee which specializes in providing engineering services to the medical sector.




   Net cash used in financing activities of EUR 202 million in fiscal 2003 is explained in part by the repayment of debt of EUR 97 million and the remainder by the payment of EUR 105 million in dividends.

   Net debt was reduced by EUR 162 million of which EUR 82 million resulted from the exchange rate effect on August 31, 2003. As such, net debt in our consolidated balance sheet totaled EUR 1,201 million as of August 31, 2003, and represents 52% of our shareholders' equity including minority shareholders.

   Total financial debt of EUR 2,488 million as of August 31, 2003 principally comprised three bond issues in euro totaling EUR 1,605 million and U.S. dollar credit facilities totaling U.S. $718 million. The balance of outstanding debt represents leasing, term and various revolving credit facilities. As of August 31, 2003, 91% of our debt was at fixed interest rates, and our weighted average interest cost was 5.5%.

   As of August 31, 2003, and in addition to available cash and cash equivalents and marketable securities (excluding restricted cash) of EUR 1,142 million, we had revolving credit facilities available of EUR 119 million to provide funds for liquidity, seasonal borrowing needs and other corporate purposes. We believe our working capital is sufficient for our present requirements. Cash on hand, internally generated cash flows and available credit will be sufficient to cover our additional cash flow requirements.

   Our off balance sheet commitments totaled EUR 150 million as of August 31, 2003. Refer to note 3.20 in the consolidated financial statements.

   For fiscal 2002, net cash provided by operating activities amounted to EUR 619 million, an increase of 12% over the prior year, confirming the quality of the Group's financial model. Net cash generated by changes in operating working capital amounted to EUR 209 million in fiscal 2002, as compared to EUR 154 million for fiscal 2001, with about half of the improvement being made in the Service Vouchers and Cards business and the remainder resulting from the growth in the business and the efforts by our operational teams to improve collection of accounts receivable, a strategic priority for the Group.

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

   Negative currency exchange effects increased net debt EUR 47 million. Despite this, net debt in our consolidated balance sheet totaled EUR 1,363 million as of August 31, 2002, a reduction of EUR 205 million from the prior year end and represents 55% of our shareholders' equity.

   Total financial debt of EUR 2,693 million as of August 31, 2002 principally comprised three bond issues (EUR 305 million in bonds issued in 1996 and redeemable in 2004, EUR 300 million in bonds issued in 1999 and redeemable in 2009, and EUR 1billion in bonds issued in 2002 and redeemable in
2009) and U.S. dollar-denominated credit facilities totaling U.S. $818 million. The balance of outstanding debt represents leasing, term and revolving credit facilities by our subsidiaries. As of August 31, 2002, 92% of our debt was at fixed interest rates, and our weighted average interest cost was 5.7%.

   As of August 31, 2002, and in addition to available cash and cash equivalents and marketable securities (excluding restricted cash) of EUR 1,142 million, we had revolving credit facilities available of EUR 122 million to provide funds for liquidity, seasonal borrowing needs and other corporate purposes.



C. U.S. GAAP

 General

   Except as described in note 1 to the consolidated financial statements, our financial statements are prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP, as discussed in note 5 to the consolidated financial statements. The individual differences discussed in note 5 describe the main adjustments to the French GAAP consolidated financial statements, which reflect Sodexho, Inc. (previously, Sodexho Marriott Services, Inc.) as a consolidated subsidiary in all periods presented. Under French GAAP, we consolidated Sodexho, Inc., of which we owned 47.5% as of August 31, 2000, until we acquired the remaining shares on June 20, 2001 (at which time we owned 46.9% of Sodexho, Inc.). French GAAP generally requires consolidation of greater than 40%-owned subsidiaries if there is no single more significant shareholder. Under U.S. GAAP, Sodexho, Inc. was required to be accounted for by the equity method until the date when the remaining shares were acquired. The effects of accounting for Sodexho, Inc. under the equity method in fiscal 2001 as well as the effects of other U.S. GAAP adjustments are included in note 5 to the consolidated financial statements.


 New Accounting Pronouncements

   In January 2003, the FASB issued FASB Interpretation, FIN No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin, ARB No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 did not have a significant impact in the current year and is not expected to have a significant impact in future years on our consolidated results of operations, financial position, or cash flows.

   In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which is an Interpretation of FASB Statements No. 5, 57 and 107 and Recission of FASB Interpretation No. 34. FIN 45 relates to the accounting for and disclosure of guarantees and requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. Many guarantees are embedded in purchase or sales agreements, service contracts, joint venture agreements, or other commercial agreements and the guarantor in many such arrangements does not receive a separately identifiable upfront payment for issuing the guarantee. FIN 45 requires identical accounting for guarantees issued with or without a separately identified premium. FIN 45 covers guarantee contracts that have four specific characteristics, excludes some guarantee contracts entirely from its scope and excludes certain types of guarantees (a guarantee issued between parents and their subsidiaries) from its initial recognition and measurement but for which they are subject to its disclosure requirements. The initial recognition and initial measurement provisions applied immediately to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact in the current year and is not expected to have a significant impact in future years on our consolidated results.

   EITF Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products), addresses how a customer of a vendor's products should account for cash consideration received from the vendor. EITF 02-16 requires that, for new arrangements entered into after December 31, 2002, cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should be characterized as a reduction of cost of sales. However, that presumption may be overcome if the consideration is either (1) a reimbursement of costs incurred by the customer to sell the vendor's products, which should be characterized as a reduction of that cost or (2) a payment for assets or services delivered to the vendor, which should be characterized as revenue. Additionally, if consideration received by the customer for reimbursement of costs the customer incurred to sell the vendor's products is more than the actual costs incurred by the customer, then any "excess" should be treated as a reduction of the prices of the vendor's product. EITF 02-16 also requires that, for arrangements entered into after November 21, 2002, assuming the customer can reasonably estimate the rebate or refund and it is probable that the specified target will be attained, such amount should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund. If attaining the milestone is not probable, then the rebate or refund should be recognized as the milestone is achieved. The adoption of EITF 02-16 did not have a significant impact on our financial statements.




D. Research and Development, Patents and Licenses, etc.

   We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. Other than the Sodexho name, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.



E. Off-balance sheet arrangements.

   Commitments made as of August 31, 2003 (millions of euro) were as follows:


                                     August 31, 2003              August 31,2002
                    Less than
                     1 year    1-5 years   > 5 years    Total         Total

Financial guarantees
to third parties ...     14         45          0          59            41
Performance bonds on
 operating leases ..     13         20          0          33            62
Client performance
 bonds .............      0         39          9          48            22
Other commitments ..      0         10          0          10            18
                        ----      ----        ----        ----          ----
Total ..............     27        114          9         150           143
                        ====      ====        ====        ====          ====


     With respect to the above table, there are no other significant off balance sheet commitments.


 Sureties

     In connection with its Service Vouchers and Cards business, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling EUR 18 million as of August 31, 2003. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries in fiscal 2003 were not significant.


Commitments to purchase or sell shares in companies

 Commitments made:

 o Patriot Medical Technologies, Inc.

     The Group has entered into a put agreement with the minority shareholders of Patriot Medical Technologies, Inc. ("Patriot"), to acquire the remaining shares outstanding during the period from March 3, 2003 to March 3, 2004 for a total of U.S. $234,000 (EUR 0.2 million). As of August 31, 2003, a portion of the put option had already been exercised, in the amount of U.S. $100,000.

 o Medcheque

     The Group, through its Service Vouchers and Cards subsidiary in Brazil, has entered into a put agreement with the minority shareholders of Medcheque to acquire the remaining 35% of the shares outstanding during the period from July 2004 to July 2006 for a total price of between EUR 7.7 million (minimum assuming purchase is made in July 2004) and EUR 9.8 million (maximum assuming purchase is made in August 2006).




 o Abra (subsidiary of Sodexho Scandinavian Holding AB)

     The Group, through its Sodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 15% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount is EUR 1.3 million and based on current projections, is estimated at EUR 2.3 million.

 o Altys Multiservices

     The Group has entered into a put agreement to acquire 1.5% of the shares of Altys Multiservice from the minority shareholders between October 1 and November 30, 2007 for a purchase price based on a multiple of the average economic profits, as defined contractually in the year of exercise with an adjustment based on the following year's results.

 o Sodexho Italia

     The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010, at the latest, for a purchase price based on a multiple of the average economic profits, as defined contractually.

 o Baren Menu

     The Group has entered into a put agreement to acquire the remaining 5% of the shares of Baren Menu in Germany from the minority shareholders on December 31, 2005, at the latest, for a purchase price estimated at EUR 0.25 million.

 o Sodexho MM Catering

     The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority shareholders at any time for a purchase price based on a multiple of the average economic profits as defined contractually, for a minimum amount of EUR 0.2 million.


 Commitments received:

 o Patriot Medical Technologies, Inc.

     The minority shareholders of Patriot have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot, if any, for the greater of U.S. $2 million and five times Patriot's EBITDA, reduced by adjustments defined contractually.


 o Medcheque

     The minority shareholders of Medcheque have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above.


 o Abra (subsidiary of Sodexho Scandinavian Holding AB)

   The minority shareholders of Abra have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, in November 2005 at the latest.


 o Sodexho Italia

   The minority shareholder of Sodexho Italia has entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, on July 1, 2010 at the latest.


 o Altys Multiservices

   The minority shareholders of Altys Multiservice have entered into a call agreement to sell the remaining shares to the Group (18.5% as of August 31, 2003) between October 1 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.


Other commitments

 Securitization

   Our food service subsidiaries in the United Kingdom have securitized without recourse a portion of their client receivables for an amount of EUR 82 million as of August 31, 2003.

 Commitments for stock options in Sodexho Alliance shares

 The Group has the following stock option commitments:

 o 2,518,517 shares with an average exercise price of U.S. $26.35 to certain employees of Sodexho, Inc., in connection with the Group's acquisition of 53% of Sodexho Marriott Services, Inc. in June 2001. These options are exercisable in the following periods:

 o From August 31, 2003 through various expiration dates, the latest being August 31, 2011: 1,651,722 shares

 o From August 31, 2004 through various expiration dates, the latest being August 31, 2011: 648,256 shares

 o From August 31, 2005 through various expiration dates, the latest being August 31, 2011: 218,539 shares

 o 5,085,838 Sodexho Alliance shares granted by the Board of Directors to Group employees in connection with various stock option plans. These options are exercisable in the following periods and at the following exercise prices:

 o From January 2004 to January 2009: 744,262 shares at an exercise price of EUR 24.00

 o From March 2004 to January 2005: 223,246 shares at an exercise price of EUR 39.86

 o From January 2005 to January 2009: 744,263 shares at an exercise price of EUR 24.00

 o From March 2005 to January 2006: 319,135 shares at an exercise price of EUR 48.42

 o From January 2006 to October 2007: 432,790 shares at exercise prices of EUR 21.87 andEUR 47.00

 o From January 2006 to January 2009: 744,262 shares at an exercise price of EUR 24.00

 o From January 2006 to March 2008: 1,133,617 shares at an exercise price of EUR 47.00

 o From January 2007 to January 2009: 744,263 shares at an exercise price of EUR 24.00

   In connection with its acquisition of Sogeres, the Group committed to maintain Sogeres' stock option plan dated August 1, 1997. The Group committed to acquire the Sogeres shares from the optionees through September 2004 and has recorded a related liability in its accounts. As of August 31, 2003 this liability totals EUR 0.7 million. A second stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of EUR 3.5 million was recorded in the consolidated financial statements as of August 31, 2003.




 Operating lease commitments

   Operating lease commitments are as follows:

   Less than one year EUR  65 million

   From one to five yearsEUR 119 million

   More than five years EUR 36 million

   Operating lease commitments primarily relate to central kitchens under tri-partite agreements for EUR 40 million and rent for office space and various equipment.


 Retirement plan obligations

   As of August 31, 2003, retirement plan obligations which were not recorded as a liability in the balance sheet because of the existence of an external fund totaled EUR 397 million. Partially offsetting this amount are external funds totaling EUR 269 million.



F. Tabular Disclosure of Contractual Obligations

   Future payments on borrowings and other debt balances as of August 31, 2003 were due as follows:

                  Less than    One to      More than    Total       Total
                  one year     five years  five years   August 31,  August 31,
                                                        2003        2002
                                        (millions of euro)
Bonds
 Euro..............  341             0       1,300        1,641        1,642
                    ----          ----       -----        -----        -----
Total bonds......    341             0       1,300        1,641        1,642

Bank borrowings (1)
 U.S. Dollars......  157           795           1          953        1,175
 Euro.............. (126)         (324)         62         (388)        (501)
 Pounds Sterling...   86            (1)          0           85          224
 Other currencies..   31            14           0           45           41
                    ----          ----       -----        -----        -----
Total bank
 borrowings........  148           484          63          695          939


Capital lease obligations
 U.S. Dollars......    3             4                        7           12
 Euro..............   15            19           4           38           36
 Other currencies..                  3                        3            4
                    ----          ----       -----        -----        -----
Total capital lease
 obligations.......   18            26           4           48           52


Other borrowings
 Euro..............                  3           1            4            5
 Other currencies..    1                                      1
                    ----          ----       -----        -----        -----
Total other
borrowings.........    1             3           1            5            5


Bank overdraft balances
 Euro..............   25                                     25           18
 Pounds Sterling...   70                                     70           31
 Other currencies..    4                                      4            6
                    ----          ----       -----        -----        -----
Total bank
overdrafts.........   99             0           0           99           55

                    ----          ----       -----        -----        -----
Total..............  607           513       1,368        2,488        2,693
                    ====          ====       =====        =====        =====

(1)Includes impact of swaps; see notes 3.16.2 and 3.16.3 to the consolidated financial statements for further information.





ITEM 6...DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


A. Directors and Senior Management

   The table below sets forth, as of November 14, 2003, the names of our directors, their dates of birth, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current terms.

                                                       Initially     Expiration
Name                  Date of Birth     Position       Appointed      of Term

Pierre Bellon(2) (4)    1/24/1930       Chairman        11/14/1974      2004
Remi Baudin(2) (3)     10/19/1930     Vice Chairman      2/25/1983      2004
Astrid Bellon           4/16/1969       Director         7/26/1989      2004
Bernard Bellon          8/11/1935       Director         2/26/1975      2003
Francois-Xavier Bellon  9/10/1965       Director         7/26/1989      2004
Sophie Clamens          8/19/1961       Director         7/26/1989      2004
Paul Jeanbart(6)*       8/23/1939       Director         2/13/1996      2005
Charles Milhaud         2/20/1943       Director         2/04/2003      2006
Francois Perigot
 (1)(4)*                5/12/1926       Director         2/13/1996      2005
Edouard de Royere(2)
 (4)(5)*                6/26/1932       Director         2/13/1996      2005
Nathalie Szabo          1/26/1964       Director         7/26/1989      2004
H.J. Mark Tompkins
 (6)*                  11/02/1940       Director         2/05/2002      2005

(1) Chairman of the Selection Committee.
(2) Member of the Selection Committee.
(3) Chairman of the Compensation Committee.
(4) Member of the Compensation Committee.
(5) Chairman of the Audit Committee and financial expert.
(6) Member of the Audit Committee.
 *  Independent director.


   Pierre Bellon. Mr. Bellon founded Sodexho Alliance in 1966 and currently serves as its Chairman and Chief Executive Officer. Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls us, and as Chairman of its Executive Board (Board of Directors) from 1996 until February 2002. At that time, he was appointed Chairman of the Bellon SA Supervisory Board. Mr. Bellon has also served as National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970 and President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975. He was a member of the Economic and Social Council from 1969 to 1979 and has been a member of the Executive Council of the National Council of French Employers (CNPF (now known as the Medef)) since 1981. He has also served as President of the Management Improvement Association, which he founded in 1987, and as a member of the Board of the National Association of Joint-Stock Companies. Mr. Bellon was a director of L'Air Liquide (until May
2003) and is currently a director of Pinault Printemps La Redoute. Mr. Bellon and his children, Astrid Bellon, Sophie Clamens, Nathalie Szabo and Francois-Xavier Bellon, hold 54.9% of the shares in Bellon SA, which holds a 39% economic interest in Sodexho Alliance as of November 30, 2003.



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


   Francois-Xavier Bellon. Francois-Xavier Bellon began his career in the temporary employment business as an agency manager for Adia France (1990-1991) and then for Ecco in Barcelona, Spain, where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995). He joined the Group in September 1995, initially as segment manager and later as development manager for the Healthcare segment in France. He is a member of the Executive Board of Bellon SA and since 1999 has served as the Chief Operating Officer of Sodexho Mexico. Francois-Xavier Bellon is the son of Pierre Bellon.


   Sophie Clamens. From 1985 to 1987, Ms. Clamens was employed by Credit Lyonnais in New York as a mergers and acquisitions advisor for the bank's French clientele. She later worked as a sales agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani. Ms. Clamens joined the Group's finance department in 1994, initially as a development analyst and later responsible for strategic financial planning. Since 2002, she has been Manager of Strategic and Management Control. Ms. Clamens became Chairman of the Executive Board of Bellon SA in 2002. Ms. Clamens is the daughter of Pierre Bellon.


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


   Charles Milhaud. Mr. Milhaud joined the Caisse d'Epargne in 1964. In 1983, he became Directeur General of the Caisse d'Epargne des Bouches du Rhone et de la Corse as well as a Member of the Supervisory Board of the Centre National des Caisses d'Epargne (CENCEP). In 1995, he was named Vice President of the Board of Directors of the Caisse Centrale des Caisses d'Epargne. When the two entities merged in 1999 to form the Caisse Nationale des Caisses d'Epargne (CNCE), Mr. Milhaud was named President of the Directoire, a position he currently holds. Mr. Milhaud is also Vice President of the Board of Directors of Eulia Compagnie Financiere, President of the Supervisory Councils of Credit Foncier de France and Financiere Oceor, Member of the Supervisory Board of CNP Assurance, and member of the Boards of Directors of Sopassure and the Banque Internationale des Mascareignes. He is a permanent representative of the CNCE to the Boards of the Banque de Tahiti, Holassure, the Banque des Iles Saint-Pierre-et-Miquelon, the Banque des Antilles Francaises, Credit Saint-Pierrais, the Banque de la Reunion, the and the Banque de Nouvelle-Caledonie.


   Francois Perigot. After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Perigot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Platre, and from 1988 to 1998 he served as Vice Chairman and later Chairman of UNICE, the European union of employer and industry confederations. Mr. Perigot has also served as a president of the Enterprise Institute (1983-1986), a president of the National Council of French Employers (1986-1994), a member of the Executive Committee of the International Chamber of Commerce (1987-1989) and a member of the Economic and Social Council (1989-1999). He has been President of the Franco-Dutch Chamber of Commerce since 1996, President of MEDEF International since 1997 and President of the International Employers Organisation since June 2001. He currently serves as a director of Astra Calve, Lever, CDC Participations and Sabate-Diosos.


   Edouard de Royere. After working as an authorized representative with power of attorney for Credit Lyonnais and as Director of Union Immobiliere et Financiere, Mr. de Royere joined L'Air Liquide in 1966. He successively held the positions of General Secretary to senior management and Investor Relations Manager, and in 1967 he was appointed Company Secretary. Mr. de Royere joined the L'Air Liquide Board of Directors in 1971. He became Assistant Managing Director in 1979, then Vice Chairman and Assistant Managing Director, and finally Vice Chairman in 1982. From 1985 to 1995, he served as Chairman and Chief Executive Officer of L'Air Liquide. In 1997, he was named Honorary Chairman of L'Air Liquide and since 2001 he has served as a member of its Supervisory Board. He is also Chairman of the National Association of Joint-Stock Companies. Mr. de Royere served as a director of Danone and L'Oreal through May 2003 and currently serves as a director of Michelin.


   Nathalie Szabo. Ms. Szabo began her career in 1987 in the restaurant industry. She served as an account manager for Scott Traiteur from 1989 and later became sales director of Pavillon Royal. She joined the Group in March 1996 as sales director of Sodexho Prestige in France. She became sector manager in 1999 and effective September 2003 she is the General Manager of Sodexho Prestige. Ms. Szabo is a member of the Executive Board of Bellon SA. Ms. Szabo is the daughter of Pierre Bellon.


   H.J. Mark Tompkins. Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the U.K., continental Europe and the U.S. He joined the Slater Walker Securities group in 1972 and was named Chief Executive Officer of Compagnie Financiere Haussmann, a publicly traded company in France. From 1975 through 1987, he became active in property development, investment and management in both residential and commercial sectors. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, pharmaceutical, retail and distribution, leisure, tourism and manufacturing sectors. He has significant experience in mergers and acquisitions, start-ups, initial public offerings, and private and public debt offerings. He currently serves as director of Partners Bio Projects International Ltd and Calcitech Ltd. Mr. Tompkins is a British citizen.



Executive Officers

   The table below sets forth, as of November 14, 2003, the names and dates of birth of our executive officers, which include Pierre Bellon as Chairman and Chief Executive Officer and the members of our Executive Committee. Albert George, who had been appointed President and Chief Operating Officer of Sodexho Alliance on February 20, 2000, resigned his position for health reasons in June 2003. In accordance with the recommendation of the selection committee, the Board of Directors nominated Jean-Michel Dhenain and Michel Landel as Presidents and Chief Operating Officers of Sodexho Alliance. In addition, two new members of the Executive Committee were named: Richard Macedonia, Chief Operating Officer, North America, and Vincent Hillenmeyer, Senior Vice President, Strategic Planning and Control.


Name                Date of Birth    Position

Pierre Bellon         1/24/1930      Chairman and Chief Executive Officer

Elisabeth Carpentier  5/08/1954      Senior Vice President, Human Resources

Jean-Michel Dhenain  12/10/1944      Group President and Chief Operating Officer
                                     Chief Executive Officer, Continental Europe

Sian Herbert-Jones    9/13/1960      Chief Financial Officer

Vincent Hillenmeyer   7/16/1966      Senior Vice President, Strategic Planning
                                     and Control

Michel Landel        11/07/1951      Group President and Chief Operating Officer
                                     Chief Executive Officer, North America

Richard Macedonia     9/21/1943      Chief Operating Officer, North America

Clodine Pincemin      7/20/1952      Senior Vice President, Corporate
                                     Communications



   Elisabeth Carpentier. Ms. Carpentier joined us in 1981 as Director of Hiring and Placement. From 1994 to 1998, she served as Human Resources Director for our Food and Management Services subsidiary in France. In January 1998, she was appointed Senior Vice President, Corporate Human Resources. Ms. Carpentier has both a law diploma and a post-graduate degree in human resources management.


   Jean-Michel Dhenain. Mr. Dhenain joined us in 1972, where he served as Regional Director, Departmental Director and then Sales Director. He then headed the Hospitals-Clinics division before moving to our French healthcare subsidiary in 1987 and our French schools-universities subsidiary in 1991. Mr. Dhenain is currently our Chief Executive Officer - Continental Europe. He has supervised operations in Continental Europe since April 30, 1998 and is the Market Champion for Healthcare. Mr. Dhenain has a degree in law and economics from the University of Dijon, France.


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


   Vincent Hillenmeyer. Mr. Hillenmeyer is the Senior Vice President for Strategic Planning and Control. He began his career in 1988 with Arthur Andersen. After joining Sodexho in 1991, he served as Remote Sites Finance Manager in Cameroon, then in 1993 as District Manager for Sodexho France, Business and Industry, in 1995 as Financial Analyst for Sodexho France, Business and Industry, and in 1998 as Paris-Ile de France Regional Director, Large Accounts. In 2000, he was appointed Vice President, Special Projects, Information Systems, for Sodexho, Inc. In October 2001, he was promoted to Corporate Vice President Planning. He earned a degree in 1988 from HEC, one of France's leading business schools.


   Michel Landel. Mr. Landel has served as President, Chief Executive Officer, and a member of the Board of Directors of Sodexho, Inc. (formerly SMS) since May 1999. Mr. Landel joined us in 1984 as Chief Operating Manager for Eastern Africa, Libya and Algeria. Mr. Landel served as President and Chief Executive Officer of Sodexho North America (known now as Sodexho, Inc.) from 1989 to 1998. He was appointed an Executive Vice President of Sodexho, Inc. in 1998 and was also appointed President, Corporate Services, in June 1998. Mr. Landel currently serves as Chief Executive Officer - North America, and is the Market Champion for Business and Industry (and prior to April 22, 2002, for Education). He has a degree in business and management from the European Business School.


   Richard "Dick" Macedonia. Mr. Macedonia is the Executive Vice President and Chief Operating Officer of Sodexho, Inc. Before being named COO in 2003, Mr. Macedonia most recently was the president for Sodexho's Health Care Services Division. Mr. Macedonia began his career with the company in 1968 as a unit manager in the Campus Services Division, and joined Health Care Services in 1975. He has held positions throughout the divisions including district manager, vice president of marketing and sales, and vice president of business development. Mr. Macedonia is a graduate of Indiana University of Pennsylvania, Indiana, PA. He is a corporate member of both the Health Insights Foundation and the Hospital Research and Development Institute.


   Clodine Pincemin. Ms. Pincemin joined us in 1974. She was later appointed to head public relations and then communications for France. Since 1991, she has held the position of Senior Vice President, Corporate Communications. Ms. Pincemin has a degree in French literature.



B. Compensation

     During fiscal 2003, members of our Board of Directors received total fees, compensation and benefits from Sodexho Alliance and related companies as follows.



                     Sodexho Alliance
                     Board meeting
Name                 fees                 Bellon S.A.(3)         Total(1)

                                            (in euro)

Pierre Bellon            12,800              330,480            646,372(1)
Remi Baudin              12,800                1,500             14,300
Astrid Bellon             6,400               53,400             59,800
Bernard Bellon            6,400                1,500              7,900
Francois-Xavier Bellon    6,400              112,900            256,773
Sophie Clamens           12,800              122,000            134,800
Patrice Douce(2)          3,200               32,260             35,460
Paul Jeanbart            12,800                                  12,800
Charles Milhaud           3,200                                   3,200
Francois Perigot         12,800                                  12,800
Edouard de Roy           12,800                                  12,800
Nathalie Szabo            6,400               67,900            106,608
H.J. Mark Tompkins        9,600                                   9,600

(1)Amount includes Board meeting attendance fees paid by Sodexho Alliance as well as all compensation and benefits of any kind paid with respect to responsibilities with Bellon SA and Sodexho Alliance.
(2)Director until February 4, 2003.
(3)Compensation with respect to responsibilities with Bellon SA.


   As a matter of French law, until January 24, 2001 we could not grant options to non-employee members of our Board of Directors.

   Compensation for our executives is comprised of a fixed salary, a performance bonus tied to the achievement of annual objectives, and benefits. For fiscal 2003, the aggregate compensation received by members of the Executive Committee was EUR 2,682,582, which included base pay totaling EUR 1,848,557 and variable pay totaling EUR 834,025. The members of the Executive Committee also received options to purchase a total of 254,000 Sodexho Alliance shares. On June 13, 2003, the membership of our Executive Committee changed, and the Committee now has two more members than it did at the end of fiscal 2002. For this reason, the total compensation figure described above may not be comparable to the aggregate figure for fiscal 2002. During fiscal 2003, the total compensation paid to the Group Chief Operating Officers was as follows:


                                  Fixed             Variable
Group Chief Operating Officer     compensation      compensation        Total

                                                  (amounts in euro)

Jean-Michel Dhenain               284,564             149,732          434,296
Michel Landel                     538,598             309,075          847,673
Albert George                     252,671             158,795          411,466




   The table below provides certain information regarding the options to purchase our common shares granted to executive officers.

Date of Plan        Amount(1)   Exercise Price per Share     Expiration Date

January 24, 2001      25,767          EUR 48.42              January 23, 2006
January 11, 2002      46,500          EUR 47.00              January 10, 2007
January 11, 2002      60,000          EUR 47.00              January 10, 2008
January 27, 2003     254,000          EUR 24.00              January 28, 2009

(1) These amounts have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.


   During fiscal 2003, we and our subsidiaries recorded total charges of EUR 25 million for pension, retirement and similar benefits and, as of August 31, 2003, we and our subsidiaries had accrued a total of EUR 147 million for these items.


C. Board Practices

   Our Board of Directors has 12 members. Directors are chosen for their ability to take the interests of all shareholders into account and for their recognized expertise in areas that are strategic to the company, such as international expansion, innovation, finances or services. The Board of Directors periodically reviews operations, on-going business and special transactions, defines corporate strategy, closes our interim and annual accounts, prepares shareholders' meetings, designates corporate officers to implement strategy and monitors the quality of information provided to shareholders and financial markets.

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

  o the Compensation Committee, which proposes compensation packages for corporate officers and senior executives, including stock option plans; and

  o the Audit Committee, which prepares and monitors internal accounting procedures, supervises the application of Group financial, legal and accounting rules, proposes changes to accounting procedures, recommends the appointment and fees of our external auditors and approves their audit and non-audit services, communicates with our internal and external auditors and reports on such matters to the rest of our Board.

  The Selection committee is chaired by Francois Perigot with the assistance of Pierre Bellon, Edouard de Royere and Remi Baudin. The Selection committee met three times during fiscal 2003 and reviewed matters including succession planning for Mr. Bellon, the replacement of Mr. George for health reasons, the assessment of directors' independence, and the replacement of an outgoing director whose term was expiring.

   The Compensation committee is chaired by Remi Baudin, who is also Vice Chairman of the Board of Directors, with the assistance of Pierre Bellon and two non-executive directors, Francois Perigot and Edouard de Royere. The Compensation committee met three times during fiscal 2003 and reviewed matters including the feasibility of a new Employee Savings plan, new stock option plans and revised rules, management retirement benefit plans and related comparisons between France, the United Kingdom, and the United States, and compensation packages for the Chairman and Chief Executive Officer and the President and Chief Operating Officer.



   The Audit Committee is chaired by Edouard de Royere, a financial expert, with the assistance of Paul Jeanbart and Mark Thompkins. Ms. Clamens and Mr. Baudin are invited to attend the Audit Committee meetings but are not members. Our external auditors report to the Audit Committee twice annually on their activity and planned actions. The Chairman of the Audit Committee reports to the Board after each Audit Committee meeting. The Audit Committee met three times during fiscal 2003 to discuss various issues which included the recruitment of a senior executive to head the internal audit department, the company's accounting for retirement plan obligations, the impact of International Financial Reporting Standards (IFRS) on the consolidated financial statements and management's initiative to evaluate internal control procedures in order to comply with the recent French "Loi sur la Securite Financiere" and rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act in the United States. The Audit Committee also approved the Internal Audit plan for fiscal 2004 and implemented a procedure for its pre-approval of audit and non-audit engagements of the company's external auditors and their affiliates.


 The Board of Directors met nine times during fiscal 2003.

   There are no service contract termination benefits for Directors as such benefits are forbidden by French law.


D. Employees and Labor Relations

   As of August 31, 2003, we had 308,385 employees worldwide. The table below shows the number of employees of our company and our subsidiaries by geographic zone as of August 31, 2003, 2002 and 2001.


                                              August 31,
                                   2003         2002         2001

North America..................  119,009      117,689      120,147
United Kingdom and Ireland.....   51,843       61,835       63,142
France.........................   30,465       30,477       29,051
Rest of Europe.................   49,897       49,438       47,467
Rest of the World..............   57,171       55,702       53,662
                                 -------      -------      -------
Total Number of Employees......  308,385      315,141      313,469
                                 =======      =======      =======


   Following is a breakdown of our employees by category as of August 31, 2003, 2002 and 2001.


                                              August 31,
                                   2003         2002         2001

Executives and middle
 management....................    6,137        5,759        7,065
Establishment managers
 and supervisory staff.........   33,173       25,614       32,677
Front line service
 staff and other...............  269,075      283,768      273,727
                                 -------      -------      -------
Total Number of Employees......  308,385      315,141      313,469
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


E. Share Ownership

     Collectively, members of the Board of Directors and the Executive Committee directly own less than 0.5% of our outstanding capital stock. Pierre Bellon and his children, Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo, collectively own an economic interest of approximately 55% (representing a voting interest of approximately 71%) in Bellon SA, which, as of November 30, 2003, owns an economic interest of approximately 39% (representing a voting interest of approximately 39%) in us. This difference between voting and economic interests in Sodexho is attributable to the fact that a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder, as described in "Item 10.B. Additional Information--Memorandum and Articles of Association." As of November 30, 2003, 5,269,400 of the shares owned by Bellon SA had double voting rights. Bernard Bellon, who is Pierre Bellon's brother, and members of his family own, as of November 30, 2003, an economic interest of approximately 13% in Bellon SA. The table below sets forth share ownership information, exclusive of these indirect interests, for these individuals and for Bellon SA as of November 30, 2003.




                                                      Number of
Name                                                Shares Owned

Bellon SA....................................        61,286,881(1)
Pierre Bellon................................            *(2)
Remi Baudin..................................            *(2)
Astrid Bellon................................            *(2)
Bernard Bellon...............................            *(2)
Francois-Xavier Bellon.......................            *(2)
Sophie Clamens...............................            *(2)
Patrice Douce................................            *(2)
Paul Jeanbart................................            *(2)
Francois Perigot.............................            *(2)
Edouard de Royere............................            *(2)
Nathalie Szabo...............................            *(2)
H.J. Mark Tompkins...........................            *(2)
Elisabeth Carpentier.........................            *(2)
Jean-Michael Dhenain.........................            *(2)
Albert George................................            *(2)
Sian Herbert-Jones...........................            *(2)
Michel Landel................................            *(2)
Clodine Pincemin.............................            *(2)


(1)Pierre Bellon owns .01% of the outstanding shares of Bellon SA; Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo each own an economic interest of 13.72% in Bellon SA. At any ordinary shareholders' meeting of Bellon SA, Pierre Bellon has a voting interest of 62.7% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo has a voting interest of 2%. At any extraordinary meeting, Pierre Bellon has a voting interest of .01% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo has a voting interest of 17.7%. Bernard Bellon owns an economic interest of 21% in Bellon SA. At any ordinary shareholders' meeting, Bernard Bellon has a voting interest of 16.5%. At any extraordinary meeting, Bernard Bellon has a voting interest of 2.8%. Bellon SA is the beneficial owner of approximately 39% of our outstanding shares.

(2)Indicates beneficial ownership of less than 1% of the shares outstanding.

   As of November 30, 2003, members of our Board of Directors and Executive Committee held, in the aggregate, options to acquire 596,814 shares of our common stock. The following table lists the amounts, exercises prices and expiration dates of options held by these individuals at that time.






                                          Exercise Price
Name                      Amount(1)         per Share         Expiration Date
Pierre Bellon                -                  -                     -
Remi Baudin(2)               -                  -                     -
Astrid Bellon(2)             -                  -                     -
Bernard Bellon(2)            -                  -                     -
Francois-Xavier Bellon(2)    -                  -                     -
Sophie Clamens(2)            -                  -                     -
Patrice Douce(2)             -                  -                     -
Paul Jeanbart(2)             -                  -                     -
Francois Perigot(2)          -                  -                     -
Edouard de Royere(2)         -                  -                     -
Nathalie Szabo(2)            -                  -                     -
H.J. Mark Tompkins           -                  -                     -
Elisabeth Carpentier      19,631            EUR 38.17       December 10, 2003
                           4,172            EUR 39.86       January 24, 2005
                           5,317            EUR 48.42       January 23, 2006
                          10,000            EUR 47.00       January 10, 2007
                          35,000            EUR 24.00       January 26, 2009
Jean-Michel Dhenain        8,221            EUR 39.86       January 24, 2005
                          10,225            EUR 48.42       January 23, 2006
                          15,000            EUR 47.00       January 10, 2007
                          43,000            EUR 24.00       January 26, 2009
Albert George             16,359            EUR 27.11       December 12, 2003
                          10,306            EUR 39.86       January 24, 2005
                          14,314            EUR 48.42       January 23, 2006
                          31,000            EUR 47.00       January 10, 2007
                          80,000            EUR 24.00       January 26, 2009
Sian Herbert-Jones         6,135            EUR 39.86       January 24, 2005
                           6,135            EUR 48.42       January 23, 2006
                          15,000            EUR 47.00       January 10, 2007
                          40,000            EUR 24.00       January 26, 2009
Vincent Hillenmeyer          982            EUR 39.86       January 24, 2005
                           4,000            EUR 47.00       January 10, 2008
                          17,000            EUR 24.00       January 26, 2009
Michel Landel             16,359            EUR 27.11       December 12, 2003
                          30,000            EUR 47.00       January 10, 2008
                          60,000            EUR 24.00       January 26, 2009
Dick Macedonia            26,000            EUR 47.00       January 10, 2008
                          40,000            EUR 24.00       January 26, 2009
Clodine Pincemin           3,068            EUR 39.86       January 24, 2005
                           4,090            EUR 48.42       January 23, 2006
                           6,500            EUR 47.00       January 10, 2007
                          19,000            EUR 24.00       January 26, 2009
                        --------
Total                    596,814
                        ========

(1)These numbers have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

(2)Until January 24, 2001, we were not permitted under French law to grant options to members of the Board of Directors (other than the Chairman of the Board) who are not employees.




   Our Board of Directors recently approved four Sodexho Alliance Stock Option Plans. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. The first three plans were approved on January 27, 2003 and the fourth plan on June 12, 2003. The exercise price for these plans is EUR 24.00. Options under these plans will be valid from the grant date through January 26, 2009. Under the January 27, 2003 plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 27, 2007. Options under these plans, totaling 2,917,800, were granted to 1,344 employees. Under the June 12, 2003 plan, 25% of the options granted vest and become exercisable on January 27 of each year such that the entire option is vested on January 27, 2007. Options under this plan, totaling 84,660, were granted to nine employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these four plans are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce). Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

   Our Board of Directors approved two Sodexho Alliance Stock Option Plans prior to December 31, 2002. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. The first plan was approved on September 17, 2002. Options under this plan, totaling 12,000, were granted to a single newly hired employee and will be valid from September 17, 2002 to March 31, 2008. The options vest in full on April 1, 2006 and may be exercised between April 1, 2006 and March 31, 2008 with an exercise price of EUR 47.00. The second plan was approved on October 10, 2002. Options under this plan, totaling 3,220, were granted to 46 employees and will be valid from October 10, 2002 to October 10, 2007. The options vest in full on October 10, 2006 and may be exercised between October 10, 2006 and October 10, 2007 with an exercise price of EUR 21.87. For both plans, if an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. For both plans, no options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options granted under both plans are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce). Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

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

   As of August 31, 2003, 34,599 employees held 2,691,809 Sodexho Alliance shares, representing 1.7% of the outstanding shares of Sodexho Alliance.

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

     Pursuant to the terms of our agreement to acquire the 53% of Sodexho, Inc. we did not already own, vested SMS stock options were cancelled in exchange for a cash payment equal to the option spread (i.e., the difference between the exercise price and the tender price offered by us for SMS shares), and unvested SMS stock options were converted into the right to indirectly purchase our ordinary shares or our ADSs. The unvested restricted stock units were converted into the right to indirectly receive, pursuant to their vesting, our ordinary shares or our ADSs. Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to SMS optionholders will be purchased by Sodexho Alliance on the open market.

     As of November 30, 2003, 2,962 members of management held 7,511,997 options to purchase Sodexho Alliance shares and 124,203 restricted stock units, representing 4.9% of the shares of Sodexho Alliance on a fully-diluted basis.




ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Below is a diagram illustrating our ownership as of November 30, 2003.








There are two shareholders known to management to beneficially own 5% or more of our shares: Bellon SA, a French company controlled by our chairman, Pierre Bellon, and members of his family, and the Caisse de Depots et Consignations, a French bank. As of November 30, 2003, Bellon SA beneficially owned 61,286,881 shares of the company (representing approximately 39% of our outstanding share capital and 39% of the voting power relating to our outstanding share capital), and Pierre Bellon and his children beneficially owned approximately 55% of the outstanding capital stock of Bellon SA. As of the same date, Bernard Bellon and his children owned 13% of the outstanding capital stock of Bellon SA, and certain others owned 14% of such stock. As of the same date, Sofinsod, one of our wholly-owned subsidiaries, held an indirect interest of approximately 5% in Sodexho Alliance, SA through its interest of approximately 14% in Bellon SA. Sofinsod also has an indirect interest of approximately 2% in Sodexho Alliance, SA through its wholly owned subsidiary, Societe Financiere de la Porte Verte, which in turn owns approximately 4% of Bellon SA. Pursuant to French law, these shares owned by our subsidiaries are not entitled to any vote. Excluding the Bellon SA shares owned by our subsidiaries, as of November 30, 2003, Pierre Bellon and his children owned 67% of the outstanding capital stock of Bellon SA, Bernard Bellon and his children owned 16% of such stock and certain others owned 17% of such stock.

   To management's knowledge, there have not been any significant changes in Bellon SA's ownership interest in the company during the past three years, and there are no agreements granting Bellon SA or any other shareholder different voting rights from our other shareholders. As disclosed in "Item 10.B. Additional Information -- Memorandum and Articles of Association Relating to Shares," a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder.

   As of August 31, 2003, our shares were owned by approximately 78,153 shareholders, including approximately 34,600 people acquiring their shares through our various employee stock ownership plans (together, our employees own approximately 2% of our outstanding capital stock). French citizens hold approximately 8% of our shares, while French institutional investors hold approximately 29% of our shares. To the best of our knowledge and after having made reasonable inquiries, as of August 31, 2003, foreign shareholders held approximately 21% of our shares. This figure may not be entirely accurate because we can obtain only limited information regarding the beneficial owners of our shares.

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

     On December 30, 1991, we entered into an agreement with Felix Bellon SA, the predecessor of Bellon SA, for consulting and advisory services. The contract renews automatically every year, but it can be terminated on three months' notice by either party. Amounts invoiced under this contract totaled EUR 2.4 million in fiscal 2003.

     In 2001, we sold our entire holding in Corrections Corporation of America ("CCA"), which resulted in an exceptional loss of EUR 3 million, net of tax benefits. We sold our CCA shares to Latonia, an entity that is indirectly controlled by Paul Jeanbart, one of our directors. We sold the CCA shares for EUR 8,718,339. Pursuant to the terms of the purchase and sale agreement, Latonia paid us an additional amount totaling EUR 28.6 million upon resale of some of the shares in May 2003.

     In fiscal 2003, Mr. Douce invoiced Sodexho Alliance EUR 32,260 for services rendered as a speaker at Sodexho Management Institute.

     In fiscal 2003, Sodexho Alliance acquired the remaining 23.16% of the shares of Sodexho Pass do Brazil from its minority shareholders, including Bellon S.A., for EUR 27.6 million.




     A list of Sodexho Alliance, SA's intercompany loans, advances, deposits and guarantees outstanding as of August 31, 2003 is provided below.


                                        Amount of
                                        deposits
                       Loans and          and          Largest
                        advances       guarantees        amount
                       given and        given and     outstanding   Total Amount
                      outstanding      outstanding    as of each    outstanding
                         as of            as of       of August 31,    as of
                       August 31,       August 31,     2003, 2002     August31,
                         2003             2003          and 2001        2003

                                         (thousands of euro)

French subsidiaries
 Astilbe                   8,643               0            8,643         8,643
 Societe Marseillaise
  de restauration et
  de services                  0             383              395           383
 SPI                          81          13,690           16,087        13,771
 Holding Sogeres          7, 595               0            7,595         7,595
 Sogeres                       0             947            9,989           947
 STNB                          0             708              708           708
 Other                         4               0            4,151             4

Foreign subsidiaries
 Primary Management
  Aldershot                    0          22,715           22,715        22,715
 Universal Sodexho
  Partnership                 12          16,942           18,827        16,954
 Harmondsworth                 0          25,989           28,664        25,989
 Sodexho Argentina             6             930              936           936
 Universal Sodexho
  Scotland                     0          13,262           13,262        13,262
 Saha                         11             895            2,280           906
 Sodexho Luxembourg            5             273              173           278
 Sakhalin Support
  Services                     0             693              693           693
 Rugby Hospitality 2003        0           2,057            2,057         2,057
 Kelvin Catering Ltd           1           1,586            1,587         1,587
 Universal Services
  Europe Ltd                   0             543              543           543
 Universal Sodexho Norway      0           1,916            1,916         1,916
 Sodexho Maroc                 0             186              186           186
 Sodexho Gabon               332               0              332           332
 PT Universal Ogden
  Indonesia                    0             458              458           458
 Other                       217               6           14,153           223

Foreign affiliates
Serco Sodexho Defense
 Services                      0           5,584            5,616         5,584

                          -------        -------          -------       -------
TOTAL                     16,907         109,763          161,966       126,670
                          =======        =======          =======       =======



C.   Interests of Experts and Counsel

     Not Applicable.






ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

   See Item 17.

 Legal Proceedings

   In connection with the expansion of its activities in Lebanon, Sodexho Pass International SA (SPI), a subsidiary of Sodexho Alliance SA, acquired 40% of the share capital of Sodexho Pass Lebanon. Prior to the commencement of operating activities, SPI exerted its right to cancel the agreement due to a misunderstanding with one of the partners, the manager of Sodexho Pass Lebanon. The Lebanon partners claimed damages from SPI. On February 20, 2003, the Arbitration Court ordered Sodexho Pass International to pay U.S. $2 million. This ruling was final and not subject to appeal. The amount paid was expensed as an exceptional item during fiscal 2003.

     On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc. (later known as Sodexho Marriott Services, Inc., and now known as Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998 and ending on July 1, 2001,as well as reimbursement of plaintiffs' costs and attorneys' fees. Sodexho, Inc. has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc.'s requests for permission to appeal this decision have been denied by both the U.S. Court of Appeals for the District of Columbia and the U.S. Supreme Court. The parties to this litigation are currently engaged in discovery and recently, the trial judge scheduled a trial date for late 2004. A resolution of plaintiffs' claims in their favor could have a material effect on our net income. In fiscal 2002, a provision of U.S. $10 million (EUR 11 million at the fiscal 2002 exchange rate and EUR 9 million as of August 31, 2003) was recorded for defense costs anticipated in connection with this lawsuit.

   We are involved in a number of other legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to the these proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.


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


                                                     Shares
                  Dividend per     Dividend per    outstanding       Total
                share excluding   share including  at the date      dividend
Year(1)(2)        avoir fiscal     avoir fiscal    of  payment        paid
                (eur)      $     (eur)      $                        (eur)
                                                                   (in millions)
2000........... 0.56     0.50     0.84    0.75      134,350,116          75.2
2001........... 0.56     0.51     0.84    0.77      158,945,502          89.0
2002........... 0.61     0.60     0.915   0.90      159,021,416          97.0
2003........... 0.61     0.67     0.915   1.00      159,021,565          97.0


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

   Prior to the listing of our shares on the New York Stock Exchange, effective April 3, 2002, there was no public trading market in the United States for our shares or the ADSs. ADS trading volumes from September 1, 2002 through November 30, 2003 were less than 2,000 shares per day.


                                                               Average daily
                                                               trading volume
         Fiscal Year               High            Low          (in shares)
                                  EUR           EUR

1999.........................     48.96           32.51           274,315
2000.........................     47.74           31.38           317,693
2001.........................     60.10           41.13           397,875
2002.........................     55.75           25.10           574,261
2003.........................     30.83           17.95           683,519


                                                               Average daily
                                                               trading volume
         Fiscal Year               High            Low          (in shares)
                                  (euro)         (euro)
2002
   First Quarter.............     55.75           41.65           647,348
   Second Quarter............     48.42           42.65           439,090
   Third Quarter.............     48.62           36.63           616,982
   Fourth Quarter............     38.40           25.10           593,625

2003                             (euro)          (euro)
   First Quarter.............     30.83           18.11           744,885
   Second Quarter............     26.85           20.20           579,734
   Third Quarter.............     22.56           17.95           761,906
   Fourth Quarter............     27.36           20.88           646,377
   June......................     24.49           20.88           780,738
   July......................     25.70           23.06           667,345
   August....................     27.36           24.46           489,051
   September.................     28.15           23.00           701,225
   October...................     24.50           21.68           759,908
   November .................     24.75           22.26           910,273




B. Plan of Distribution

   Not Applicable.

C. Markets

   See Item 9.A.

D. Selling Shareholders

   Not Applicable.

E. Dilution

   Not Applicable.

F. Expenses of the Issue

   Not Applicable.


ITEM 10.ADDITIONAL INFORMATION

A. Share Capital

   We have only one class of share capital, consisting of common shares with a nominal value of EUR 4 per share. All of our outstanding shares are fully-paid. Our Articles of Association (statuts) provide that fully-paid shares may be held in registered or bearer form at the option of the shareholder. The most recent survey on August 31, 2003 found 42,440 identified holders of bearer shares and 1,114 holders of registered shares.

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

   As of August 31 and November 30, 2003, our share capital, as authorized in our statuts, was EUR 636,086,260, represented by 159,021,565 shares. Our Board updates our statuts regularly to take into account increases in share capital due to the issuance of shares in connection with employee stock ownership plans, the exercise of stock options, warrants and subscription rights and any conversion of convertible bonds. Between August 31, 2003 and November 30, 2003, we issued no shares for these purposes.

   As of August 31, 2003 and November 30, 2003, we directly owned 2,528,062 shares, roughly 1.6% of total share capital, with face value EUR 4 per share and book value of EUR 4 per share. Sofinsod, one of our wholly-owned subsidiaries, holds an indirect interest of approximately 5% in Sodexho Alliance, SA through its interest of approximately 14% in the capital of Bellon SA. Sofinsod has an indirect interest of approximately 2% in Sodexho Alliance, SA, through its wholly owned subsidiary, La Societe Financiere de la Porte Verte, which in turn owns approximately 4% of Bellon SA.

 Equity-Linked Securities

   On June 12, 2003, the Board of Directors issued 84,660 options.

   On January 27, 2003, the Board of Directors issued 2,917,800 options. On September 17, 2002, the Board of Directors issued 12,000 options. On October 10, 2002, the Board of Directors issued 3,220 options.

   At the Extraordinary Shareholders' Meeting of February 13, 1996, our shareholders authorized the Board to issue bonds with equity warrants in an aggregate face amount not to exceed EUR 304,898,000. On May 21, 1996, the Board approved the issue of EUR 304,898,000 in debt pursuant to this authorization at a face value of EUR 762 per bond. Each of the 400,000 issued bonds carried a warrant giving the right to subscribe one share of our common stock, without preemptive subscription rights, at a price of EUR 411.61 until June 7, 2004. Following our increase in share capital which took effect in December 1997, each warrant entitled the holder to subscribe for 1.02 shares of common stock for EUR 411.61. After the April 1998 bonus share issue, each warrant entitled the holder to subscribe for 4.08 shares per warrant. Following our four-for-one stock split effective March 7, 2001 and the capital increase in June 2001, each warrant currently entitles the holder to 16.66 shares per warrant. The exercise price remains unchanged at EUR 411.61. As of November 30, 2003, 374,773 warrants were still outstanding.





 Changes in Share Capital

   The table below indicates the changes in our share capital in the fiscal years ending August 31, 2000, 2001, 2002 and 2003 and in the period commencing August 31, 2003 and ending November 30, 2003, retroactively adjusted, where appropriate, to reflect our four-for-one stock split effective March 7, 2001.



                     Shares
                  outstanding
                   before new         Type of transaction        Shares created
                     issue
      Date

December 9, 1999     33,495,697     Exercise of warrants (4)
                                     and stock options(71,468)           71,484
August 31, 2000      33,567,181     Exercise of stock options (1)        20,348
October 13, 2000     33,587,529     Exercise of stock options (1)         1,552
December 5, 2000     33,589,081     Exercise of stock options (1)        18,020
December 11, 2000    33,607,109     Exercise of warrants
                                     and stock options (1)               36,524
December 15, 2000    33,643,625     Exercise of stock options (1)        36,108
January 22, 2001     33,679,733     Exercise of warrants (1)                 82
March 7, 2001        33,679,815     Four-for-one stock split                -
April 9, 2001       134,719,260     Exercise of warrants (1)                 16
April 10, 2001      134,719,276     Exercise of warrants (1)            261,838
May 3, 2001         134,981,114     Exercise of stock options (1)         6,256
May 14, 2001        134,987,370     Exercise of warrants (1)                278
May 15, 2001        134,987,648     International Employee
                                     Stock Ownership Plan(3)              4,728
July 4, 2001        134,992,376     Share issue(4)                   22,498,729
August 24, 2001     157,491,105     Exercise of stock options (1)        23,034
August 27, 2001     157,514,139     Exercise of warrants (1)                 50
August 31, 2001     157,514,189     Exercise of warrants (1)             45,465
October 18, 2001    157,559,654     International Employee
                                     Stock Ownership Plan (3)         1,385,848
December 10, 2001   158,945,502     Exercise of stock options (1)         4,173
December 18, 2001   159,949,675     Exercise of warrants (1)              2,499
January 11, 2002    158,952,174     Exercise of stock options (1)         8,180
January 31, 2002    158,960,354     Exercise of warrants (1)                 16
February 25, 2002   158,960,370     Exercise of stock options (1)         5,726
February 28, 2002   158,966,096     Exercise of warrants (1)             51,230
April 17, 2002      159,017,326     Exercise of stock options (1)         4,090
October 1, 2002     159,021,416     Exercise of warrants (1)                149

(1)Please see our disclosure in this Annual Report on Form 20-F regarding our options and warrants.
(2) The cash increase in issued capital was made in order to obtain a EUR 16 per share par value for the outstanding shares due to rounding.
(3)Please see our description of the Sodexho Alliance International Employee Stock Ownership Plan described in "Item 6.E. Directors, Senior Management and Employees--Share Ownership" for the terms of this plan. These shares were issued to employees at a discount of 15% to 20%, depending upon the jurisdiction in which the shares were issued to our employees, from the fair market value of the shares at the time of issuance.
(4)We raised EUR 1.0 billion by issuing 22,498,729 new shares to our existing shareholders for cash. Pursuant to the terms of the offering, each of our shareholders was entitled to purchase one share for every six shares held by such shareholder at the time of the offering, at a price of EUR 45 per share.




 Authorizations

   At the Extraordinary Shareholders' Meeting of February 4, 2003, our shareholders authorized the Board to increase our issued capital on one or more occasions, at any time over the 26 month period from such date, by issuing common shares, warrants and share equivalents with or without preemptive subscription rights. The shareholders authorized these issuances to be funded in cash or by capitalizing reserves. The issuances of capital are subject to the following restrictions: share issues funded with cash may not exceed an aggregate par value of EUR 175,000,000 at any one time; issues of debt securities may not have the effect of increasing our indebtedness by more than EUR 1,200,000,000; and the aggregate par value of share issues funded by capitalizing reserves may not exceed the amount of treasury reserves. Our shareholders also authorized the Board of Directors to repurchase shares of our stock for a period of 18 months following the meeting. The terms of this repurchase program have been approved by the French Commission des Operations de Bourse. Pursuant to this authorization, we purchased 969,740 shares on the open market in fiscal 2003. The maximum purchase price authorized for each share was EUR 50.00, and the maximum number of shares to be repurchased is an amount equal to 10% of the issued shares or the limits specified by law.




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

o providing, in whole or in part, the services required for the operation, maintenance and management of office, commercial, industrial, leisure, health and educational establishments and buildings, and providing services connected with the operation and maintenance, in whole or in part, of facilities associated with the foregoing;

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

   The Directors' term of office was six years until February 5, 2002. This term was changed to three years at the Extraordinary Shareholders' meeting of February 5, 2002. Any Director may stand for reelection. A Director appointed to replace another Director whose term of office has expired can only remain in office for the remaining period of the term of office of his or her predecessor. Except in the event of termination of employment if the Director is a salaried employee, or in the event of resignation, removal or death, the term of office of a Director expires at the end of the ordinary general meeting held during the year in which the Director's term of office expires. Our statuts allow for the election of directors at staggered times. At the Annual Meeting of Shareholders in February 2004, it is expected that six of our directors' terms will be renewed.

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

 Voting Rights

   Subject to the limitations on voting rights described below under "-Shareholders' Meetings" and "-Disclosure of Shareholdings," each shareholder is entitled to one vote per share at any general meeting of our shareholders. A double voting right is granted to holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder. Any share whose ownership is transferred (certain intra-family transactions excepted) or which is converted into a bearer share loses the right to the double vote. Double voting rights also attach to any shares issued by right to shareholders in proportion to the number of shares with double voting rights which such shareholders held prior to the issuance. Votes can be cast by proxy or by mail. Proxies can only be exercised by the shareholder's spouse or by another shareholder. Our statuts do not grant our shareholders the right to cumulate their votes when electing directors and French law does not automatically grant this right to shareholders.


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

   Under French law, the presence in person or by proxy of shareholders holding an aggregate of not less than 25% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase affecting reserves, such as a stock dividend) or 33 (0)f1/4% (in the case of any other extraordinary general meeting) of voting shares is necessary for a quorum. If a quorum is not reached at any meeting, that meeting is adjourned. There is no quorum requirement upon recommencement of an adjourned ordinary general meeting. Upon the reconvening of an extraordinary general meeting, the presence in person or by proxy of shareholders having not less than 25% of the eligible voting rights is necessary for a quorum, except when an increase in our share capital is proposed through the incorporation of reserves, profits or a share premium, in which case the quorum requirements are those applicable to ordinary general meetings.

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


 Changes in Capital

   As of November 30, 2003 our share capital was EUR 636,086,280, divided into 159,021,565 shares at a par value of EUR 4 each, all fully-paid and of the same class. Pursuant to authorizations granted by the shareholders at previous meetings, see "Authorizations," we are entitled to increase this share capital under certain circumstances.

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


 Taxation of Dividends

   In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid for individuals and for specific entities (foundations of public utility), or 10% of the dividend paid for other legal entities. Pursuant to regulations finalized on December 30, 2002 and applicable as from 1st January 2003, the 10%-rate avoir fiscal is increased to an amount equal to 80% of the precompte where the precompte is paid by the distributing company. Under French domestic law, dividends paid to nonresidents are normally subject to a 25% withholding tax and nonresidents are generally not eligible for the benefit of the avoir fiscal.




   However, the following countries and territories (including Overseas Territories) have entered into income tax treaties with France whereby tax residents of such countries and territories may, as provided in the relevant treaty, obtain from the French tax authorities a reduction (generally to 15%)of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).



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

   Holders of our shares or ADSs are advised to consult their tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing authority.

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



 Taxation of Dividends

   In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid for individuals and for specific entities (foundations of public utility), or 10% of the dividend paid for other legal entities as from January 1, 2003. Pursuant to regulations finalized on December 30, 2002 and applicable as from January 1st, 2003, the 10% avoir fiscal is increased to an amount equal to 80% of the precompte where the precompte is paid by the distributing company. Under French domestic law, dividends paid to nonresidents are normally subject to a 25% withholding tax and nonresidents are generally not eligible for the benefit of the avoir fiscal.

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




   Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal (the "partial avoir fiscal"), less a 15% dividend withholding tax on such amount, notwithstanding the general requirement described above that the Holder be subject to United States tax on both the dividend and the avoir fiscal. Thus, for example, if a dividend of EUR 100 were payable by us to an Eligible Tax-Exempt Holder that is an individual and the requirements of the June 1994 Regulations are satisfied, such Holder would initially receive
EUR 85 (the EUR 100 dividend less a EUR 15 withholding tax). The Eligible Tax-Exempt Holder would be further entitled to an additional payment from the French Treasury of EUR 15, consisting of the partial avoir fiscal of 30/85ths of EUR 50, less the 15% withholding tax on that amount. Thus, the total net payment to the Eligible Tax-Exempt Holder would be EUR 100. The Eligible Tax-Exempt Holder, where required by the French tax administration, must show that it is the beneficial owner of the shares and that the holding of such shares does not have as one of its principal purposes to allow another person to take advantage of the grant of the partial avoir fiscal under the Treaty.

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

   Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the paying agent with Treasury Form RF1 A EU-No. 5052 (the "Form") before the date of payment of the relevant dividend, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the institution in charge of the management of the stock account (etablissement gestionnaire du compte-titres) with a simplified certificate (the "Certificate") stating that (a) such holder is a United States resident as defined pursuant to the provisions of the Treaty,
(b) such holder's ownership of the ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all of the rights attached to the full ownership of the ADSs or shares, including but not limited to dividend rights and (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal. Dividends paid to a U.S. Holder that is entitled to the reduced withholding tax rate of 15% but that is not entitled to the avoir fiscal (i.e., one who is not an Eligible U.S. Holder) will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if such holder duly completes and provides the paying agent with Treasury Form RF1 B EU-No. 5053 before the date of payment of the relevant dividend. Dividends paid to any U.S. Holder that has not filed the relevant completed form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the relevant form before December 31st of the year following the year during which the dividend is paid.

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

   A U.S. Holder entitled to the refund of the precompte must apply for such refund by filing a French Treasury Form RF1 B EU-No. 5053 (the "Treasury Form") before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impots des Non-Residents (9, rue d'Uzes, 75094 Paris Cedex 2, France). The depositary will, upon request, provide to U.S. Holders of ADRs the Treasury Forms, together with the respective instructions, and will arrange for the filing with the French tax authorities of all Treasury Forms completed by U.S. Holders of ADRs and returned to the Depositary within sufficient time.

   For United States federal income tax purposes, the gross amount of a dividend and the amount of the avoir fiscal or precompte paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as dividend income in the year each such payment is received to the extent paid out of our current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid. Under recently enacted legislation, dividends received by non-corporate U.S. Holders of ADSs or shares may be subject to U.S. Federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation on their particular circumstances. The amount of any dividend paid in euro, including the amount of any French taxes withheld there from, will be equal to the dollar value of such euro amount on the date such dividend is included in income, regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize United States source ordinary income or loss upon the sale or disposition of euro. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from dividends in excess of the Treaty rate of 15%.

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


 Taxation of Capital Gains

   Under the Treaty, no French tax is levied on any capital gain derived from the sale of ADSs or shares by a U.S. Holder who (1) is a resident of the United States under the Treaty, and (2) does not have a permanent establishment in France to which the ADSs or shares are effectively connected or, in the case of an individual, who does not maintain a fixed base in France to which the ADSs or shares are effectively connected. Special rules apply to individuals who are residents of' more than one country. In general, for United States federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of ADSs or shares in the same manner as on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be United States source.

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


F. Dividends and Paying Agents

   Not applicable.


G. Statements by Experts

   Not applicable.


H. Documents on Display

   We are subject to the information requirements of the Securities Exchange
Act of 1934 (the "Exchange Act") except that, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act. In accordance with the Exchange Act reporting requirements applicable to us, we file annual reports on Form 20-F with and submit certain information on Form 6-K, including our quarterly revenue announcements and our semi-annual profit and loss information (both of which will be prepared in accordance with French GAAP and generally will not include a reconciliation to U.S. GAAP), to the United States Securities and Exchange Commission (the "SEC"). The information that will be filed on Form 6-K will be substantially less detailed than interim financial statements required of a domestic registrant pursuant to Article 10 of Regulation S-X. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. To provide shareholders with regular information about our businesses, financial results and share price, we also offer our annual report in French and English, including the "Reference Document" filed with the COB. You may request a copy of the aforementioned filings and annual report at no cost by writing or telephoning the offices of Sodexho Alliance, SA, attention Jean-Jacques Vironda, Investor Relations, 3, avenue Newton, 78180 Montigny-le-Brettoneux, France. Our telephone number for these requests is 011-33-0-1-30-85-72-03, our fax number is 011-33-0-1-30-85-51-81 and our e-mail address is jean-jacques.vironda@sodexhoalliance.com.


I. Subsidiary Information

   Not Applicable.


ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

 Interest Rate Exposure

   In accordance with our policy, we may borrow at variable rates and use interest rate swaps in order to fix future interest payments, effectively converting borrowings from floating to fixed rates. As of August 31, 2003, including the effect of interest and cross-currency swap agreements, approximately 91% of our borrowings were at fixed rates, with an average interest rate of 5.5%.

 Sensitivity Analysis

   A hypothetical strengthening or weakening by 10% in the value of the dollar relative to the euro would have resulted in an increase or decrease, respectively, of our fiscal 2003 net income by approximately EUR 10 million. A hypothetical strengthening or weakening by 10% in the value of the British pound sterling relative to the euro would have resulted in a decrease or increase, respectively, of our fiscal 2003 net income by approximately EUR 4 million.

     A hypothetical increase of 1% in average interest rates would have resulted in an increase in fiscal 2003 interest expense of approximately EUR 2 million on our variable rate borrowings.


ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.


                                     PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.


ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.


ITEM 15.CONTROLS AND PROCEDURES

   Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14C and 15d-14C) as of a date (the "Evaluation Date") within 90 days of the filing date of this Annual Report on Form 20-F, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities. There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

ITEM 16A.Audit committee financial expert.

   Our Board of Directors has determined that Mr. Edouard de Royere, who serves on the audit committee, has the background and qualifications necessary to be considered an audit committee financial expert


ITEM 16B.Code of Ethics

   In 2003, the Board of Directors adopted a written Code of Conduct for Senior Managers. Each of Sodexho Alliance's senior financial managers, including the Group's CEO, Chief Operating Officers, Chief Financial Officer, Chief Accountant, and others performing similar functions, signed a statement acknowledging his or her compliance with the Code. The full text of the Code of Conduct is available on Sodexho Alliance's internet website at www.sodexho.com.




ITEM 16C.Principal Auditor Fees and Services



                      PricewaterhouseCoopers
                         and member firms                    KPMG SA (1)
                      Amount        Percentage         Amount        Percentage
                 Fiscal   Fiscal   Fiscal Fiscal   Fiscal  Fiscal  Fiscal Fiscal
                  2003     2002     2003   2002     2003    2002    2003   2002

Audit and
 audit-related:

 Audit fees      4,536    4,578      66%    11%     1,013    N/A     94%    N/A

 Audit-related
  fees             240      655       4%     2%        54    N/A      5%    N/A
                 -----    -----     ----   ----     -----           ----
Total audit and
 audit-related
 fees            4,776    5,233      70%    13%     1,067            99%



Other non-audit
 services:

 Tax, legal and
  human
  resources
  consulting     1,853    2,935      28%     7%         9    N/A      1%    N/A

  Information
   technology       14   31,373       0%    79%         0    N/A      0%    N/A

    Other          140      221       2%     1%         1    N/A      0%    N/A
                 -----   ------     ----   ----      ----           ----
Total other
 services        2,007   34,529      30%    87%        10             1%

                ------   ------     ----   ----     -----           ----
Total           6,783    39,762     100%   100%     1,077           100%
                ======   ======     ====   ====     =====           ====



(1)Listed companies in France are required to have their financial statements audited by two different independent accounting firms. KPMG SA was named independent auditor at the February 4, 2003 Shareholders' Meeting, replacing Olivier Belnet.


   The fees paid by Group subsidiaries to accounting firms other than PricewaterhouseCoopers and KPMG in connection with the audit of their financial statements totaled EUR 766,000 for the year ended August 31, 2003.




                                    PART III

ITEM 17.FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-57 of this Annual Report.

ITEM 18.FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this Item.



ITEM 19.EXHIBITS

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

  2.1 Composite Conformed Term and Revolving Facilities Agreement, dated April 6, 2001, for Sodexho Alliance, SA, arranged by
               Citibank  International  plc, Goldman Sachs  International and SG
               Investment  Banking  with  Societe  Generale  acting as Agent and
               Societe Generale acting as Issuing Bank (as amended by a letter dated 27 April 2001 and an Amendment and Restatement Agreement dated 8 June 2001 and as amended by letters dated March 14, 2003 and May 15, 2003)

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



  4.2          Agreement  dated  December 30, 1991  between  Felix Bellon SA and
               Sodexho S.A. and Addendums (English translation)



  8.1 List of Significant Subsidiaries (incorporated by reference to note 4.4 of the Consolidated Financial Statements of Sodexho
               Alliance, SA)

 12.1          Certification  by Pierre  Bellon,  Chairman  and Chief  Executive
               Officer,  pursuant  to Section 302 of the  Sarbanes-Oxley  Act of
               2002

 12.2 Certification by Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

 13            Certifications  by Pierre  Bellon,  Chairman and Chief  Executive
               Officer and Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


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

                                                SODEXHO ALLIANCE, SA
                                                By: /s/ Sian Herbert-Jones

                                                Name: Sian Herbert-Jones
                                                Title: Chief Financial Officer


Dated: December 18, 2003

                        Index to financial statements



Consolidated Financial Statements of Sodexho Alliance, SA

  Report of Independent Auditors...............................          F-1

  Consolidated Income Statements for each of the fiscal
   years ended August 31, 2003, 2002 and 2001..................          F-2

  Consolidated Balance Sheets as of August 31, 2003 and 2002...          F-3

  Consolidated Statements of Cash Flows for each of
   the fiscal years ended August 31, 2003, 2002 and 2001.......          F-4

  Notes to the Consolidated Financial Statements...............          F-5

                        REPORT OF INDEPENDENT AUDITORS


 To the Shareholders and the Board of Directors of Sodexho Alliance, SA

   We have audited the accompanying consolidated balance sheets of Sodexho Alliance, SA and its subsidiaries (together, the "Group") as of August 31, 2003 and 2002 and the related consolidated statements of income and of cash flows for each of the three years in the period ended August 31, 2003, all expressed in millions of euro. These financial statements are the responsibility of the Group's management, and they have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     These financial statements have been prepared in accordance with accounting principles generally accepted in France, except for the following matter. As described in note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, prior years have been restated in the Annual Report on Form 20-F to reduce revenue in the period the overstatement occurred. Net income has been reduced by EUR 10 million for the year ended August 31, 2001. Under accounting principles generally accepted in France (Avis CNC No. 97-06), prior periods are not permitted to be retroactively restated, and the overstatement of previously reported revenue has been recorded as an exceptional expense when discovered in the year ended August 31, 2002.

    In our opinion, except for the effects of the restatement described in the previous paragraph, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Group as of August 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2003, in conformity with accounting principles generally accepted in France.

    We draw your attention to note 1, which includes a description of the impact of changes in accounting principles adopted in the fiscal year ended August 31, 2002 on the Group's consolidated financial statements.

   Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter, after giving effect to the restatement referred to in note 5.5, would have affected the determination of the consolidated net income expressed in millions of euro for each of the three years in the period ended August 31, 2003 and the determination of consolidated shareholders' equity at August 31, 2003 and 2002 to the extent summarized in note 5 to the consolidated financial statements.

Paris, France
November 13, 2003


PRICEWATERHOUSECOOPERS AUDIT


Gerard Dantheny                                            Hubert Toth


                            SODEXHO ALLIANCE, SA

                        CONSOLIDATED INCOME STATEMENTS

                                                    Years ended August 31,
                                            2003           2002           2001
                                                     (millions of euro)

Revenues.................................  11,687         12,609         11,928
Other income.............................      37             54            113
Purchases................................  (3,955)        (4,559)        (4,416)
Employee costs...........................  (5,519)        (5,868)        (5,437)
Other external charges...................  (1,482)        (1,464)        (1,430)
Taxes, other than income taxes...........     (79)           (74)           (75)
Depreciation and increase in provisions..    (175)          (173)          (112)
                                           -------        -------        -------
Earnings Before Interest, Exceptional
 Items, Income Taxes, Income from Equity
 Method Investees, Goodwill Amortization
 and Minority Interests (EBITA)..........     514            525            571
Financial expense, net...................    (152)          (166)          (122)
                                           -------        -------        -------
Income Before Exceptional Items,
 Income Taxes, Income from Equity Method
 Investees, Goodwill Amortization
 and Minority Interests.................      362            359            449
Exceptional (expense) income, net.......        1             55            (51)
Income taxes............................     (134)          (136)          (157)
                                           -------        -------        -------
Income Before Income from Equity Method
 Investees, Goodwill Amortization and
 Minority Interests.....................      229            278            241
Net income (loss) from equity method
 investees..............................        4              4             (2)
Goodwill amortization...................      (62)           (67)           (44)
                                           -------        -------        -------
Group Net Income Before Minority
 Interests..............................      171            215            195
Minority interests in net income of
 consolidated subsidiaries..............       (9)           (13)           (67)
                                           -------        -------        -------
Group Net Income........................      162            202            128
                                           =======        =======        =======

Earnings per share (in euro)............     1.02           1.27            .93
                                           =======        =======        =======
Diluted earnings per share (in euro)....     1.00           1.22            .89
                                           =======        =======        =======


       See accompanying notes to the consolidated financial statements.


                            SODEXHO ALLIANCE, SA

                         CONSOLIDATED BALANCE SHEETS
                                                             August 31,
                                                       2003             2002
ASSETS                                                   (millions of euro)

 Fixed and Intangible Assets, Net
  Goodwill.........................................    1,492            1,616
   Intangible assets...............................    2,686            2,940
   Property, plant and equipment...................      379              371
   Financial investments...........................       64               67
   Equity method investees.........................       19               11
                                                     -------          -------
 Total Fixed and Intangible Assets, Net............    4,640            5,005

 Current and Other Assets
  Inventories .....................................      170              170
  Accounts receivable, net.........................    1,383            1,456
  Prepaid expenses, other receivables
   and other assets................................      637              606
  Marketable securities............................      542              553
  Restricted cash..................................      166              165
  Cash.............................................      570              589
                                                      -------          -------
Total Current and Other Assets.....................    3,468            3,539
                                                      -------          -------
TOTAL ASSETS.......................................    8,108            8,544
                                                      =======          =======

LIABILITIES AND SHAREHOLDERS' EQUITY

 Shareholders' Equity
  Common stock.....................................      636              636
  Additional paid in capital.......................    1,186            1,191
  Consolidated reserves............................      427              571
                                                     -------          -------
Total Shareholders' Equity.........................    2,249            2,398

 Minority Interests.................................      66               73
 Provisions for Contingencies and Losses............      89               99
Liabilities
 Borrowings.........................................   2,488            2,693
 Accounts payable...................................   1,128            1,251
 Vouchers payable...................................     794              732
 Other liabilities..................................   1,294            1,298
                                                     -------          -------
Total Liabilities...................................   5,704            5,974
                                                     -------          -------
Total SHAREHOLDERS' EQuity and Liabilities..........   8,108            8,544
                                                     =======          =======


          See accompanying notes to the consolidated financial statements.


                            Sodexho Alliance, SA

                        consolidated statements of CASH FLOW

                                                 Years ended August 31,
                                              2003           2002          2001
                                                   (millions of euro)
Operating Activities

 Consolidated net income before income
   (loss) from equity method investees and
   minority interests......................    167            211           197
 Noncash items:
  Depreciation and provisions..............    215            254           157
  Deferred taxes...........................     (9)             5            20
  Losses (gains) on disposals and other,
   net of tax..............................     14            (61)           26
                                            -------        -------       -------
 Cash provided by operating activities.....    387            409           400

  Dividends received from equity method
   investees...............................      3              1             0
  Change in working capital from operating
   activities..............................    100            209           154
                                            -------        -------       -------
 Net cash from operating activities........    490            619           554

Investing Activities
 Tangible and intangible fixed assets......   (241)          (297)         (238)
 Fixed asset disposals.....................     15             33            31
 Acquisitions, net of dispositions,
  of consolidated subsidiaries.............    (33)           (48)       (1,739)
 Change in working capital from investing
  activities...............................    (19)            (3)          (13)
                                            -------        -------       -------
Net cash used in investing activities......   (278)          (315)       (1,959)

Financing Activities
 Dividends paid to parent company
  shareholders.............................    (94)           (87)          (74)
 Dividends paid to minority shareholders
  of consolidated subsidiaries.............    (11)           (15)           (9)
 Increase in shareholders' equity..........      0             59         1,020
 Proceeds from borrowings..................    104          1,120         1,977
 Repayment of borrowings...................   (178)        (1,146)       (1,142)
 Change in working capital from financing
  activities...............................    (23)            (1)           (9)
                                            -------        -------       -------
Net cash provided by (used in) financing
 activities...............................    (202)           (70)        1,763
                                            -------        -------       -------
Increase in net cash, cash equivalents
 and marketable securities................      10            234           358
                                            =======        =======       =======

Cash, cash equivalents and marketable
 securities, as of beginning of period....   1,307          1,213           896
Add: provisions as of beginning of period.      23              1             0
Cash, cash equivalents and marketable
 securities, as of end of period .........   1,278          1,307         1,213
Add:  provisions as of end of period......       8             23             1
Net effect of exchange rates on cash......      54            118            40
                                            -------        -------       -------
Increase in net cash, cash equivalents
 and marketable securities................      10            234           358
                                            =======        =======       =======

         See accompanying notes to the consolidated financial statements.

                         SODEXHO ALLIANCE, SA


              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.SIGNIFICANT ACCOUNTING POLICIES AND RELATED FINANCIAL INFORMATION

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

 Significant Events During the Year

     The Group, through its U.S. subsidiary, Sodexho, Inc., acquired 91.4% of Patriot Medical Technologies, Inc., a U.S. company based in Tennessee, for U.S.$3.1 million (EUR 2.9 million). This company, formed in 1997 and specialized in engineering services in the medical sector, has annual revenues of approximately U.S. $25 million. Goodwill recorded in connection with the transaction ofEUR 9.4 million will be amortized over 30 years. This entity contributed an EBITA loss ofEUR 0.2 million to Sodexho Alliance's consolidated income statement.

     Sodexho Pass International acquired an additional 23% of Sodexho Pass do Brazil, in which it already held 77% of the outstanding shares, for EUR 27.6 million. Goodwill of EUR 25.6 million recorded in connection with the transaction will be amortized over 30 years.

     In May 2003,  Sodexho Alliance  received a purchase price complement of EUR
28.6 million in connection with the sale of its shares in Corrections Corporation of America in fiscal 2001, which was recorded as exceptional income.

 Divergences from French GAAP

     The financial statements filed by the Group with the Commission des Operations de Bourse (the regulatory authority in France) are prepared in accordance with French GAAP. French GAAP does not permit retroactive adjustments to financial statements. In order to comply with the requirements of the United States Securities and Exchange Commission ("SEC"), the Group restated its financial statements presented herein as of and for the year ended August 31, 2001 as described below. As a result, the financial statements presented herein differ from those filed with the Commission des Operations de Bourse ("COB").

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

                                                                Diluted
                                          Net       Earnings    Earnings
                    Revenues     EBITA    Income    per Share   per Share
                        (millions of euro, except per-share amounts)
Fiscal 2002

Annual Report        12,612        528       183        1.15        1.13
Adjustment               (3)        (3)       19(1)     0.12        0.09
                     ------       ----      ----       -----       -----
Form 20-F            12,609        525       202        1.27        1.22
                     ======       ====      ====       =====       =====

Fiscal 2001

Annual Report        11,943        586       138        1.00        0.99
Adjustment              (15)       (15)      (10)      (0.07)      (0.10)
                     ------       ----      ----       -----       -----
Form 20-F            11,928        571       128        0.93        0.89
                     ======       ====      ====       =====       =====


(1) Consists of an increase in exceptional income ofEUR 32 million partially offset by a reduction in revenues ofEUR 3 million and an increase in income tax expense ofEUR 10 million.

Changes in Accounting Principles


   The financial statements have been prepared on a basis consistent with the prior year, except with respect to the provision of EUR 19 million recorded in financial expense in fiscal 2002 on Sodexho Alliance shares we acquired in connection with employee stock option programs in order to reflect the lower of cost or market. In conformity with Avis CNCC 98D, such provisions and the release thereof are now included in exceptional items, where losses pertaining to stock compensation are also recorded.

   The Group adopted the accounting principles recommended by Regulation CRC 99-02 effective September 1, 2000. Following is a discussion of the significant changes to the Group's accounting and reporting which resulted from the adoption of these accounting principles.

   o The presentation of the consolidated balance sheet, income statement and statement of cash flows conforms to the presentation recommended by Regulation CRC 99-02, with the inclusion of two additional balance sheet line items, "Restricted cash" and "Vouchers payable", which relate to the Service Vouchers and Cards activity.

     o Effective September 1, 2000, both gains and losses realized on the translation of foreign currency denominated monetary assets and liabilities are recorded in the income statement. Previously, only such losses were recorded. This change in accounting method has been accounted for with the cumulative effect of the change reflected in current period earnings.

     o Employee profit sharing charges have been reclassified to employee costs in all periods presented.

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

   A list of subsidiaries and the Group's percentage interest and percentage of voting rights held is provided in note 4.5.

 Revenue Recognition

   In the Food and Management Services activity, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients. Revenues for the service voucher segment include commissions received from customers, which are recorded upon issuance of the vouchers to the customers; commissions received from affiliates, which are recorded upon redemption of the vouchers; and investment income realized on the nominal value of the vouchers during the period from their issuance through redemption (generally one to three months).

 Vendor Discounts and Allowances

 Discounts and allowances obtained from vendors are recorded as a reduction to the related costs in the income statement.

 Employee Costs

  Retirement Benefits

   For funded plans to which the subsidiary makes a contribution, the amount of the contribution is recorded as the expense of the plan. The Group's benefit obligations relating to defined benefit pension and retirement indemnity plans are recorded in the balance sheet.

  Stock Options

   Sodexho Alliance has acquired treasury shares in connection with its stock option plans, which are included in marketable securities. A liability (and corresponding expense) is recorded if at the closing date of the period, the acquisition cost of the shares acquired is superior to the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of options awarded, a liability (and corresponding expense) is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options. This liability is subject to adjustment in future periods based on movements in the market price of the Group's common shares.

 Exceptional income and expenses

   Exceptional income and expenses are recorded for significant items which, due to their unusual character and non-recurring nature, are not considered to be inherent to the operating activities of the Group. In general, such costs relate to gains or losses on asset dispositions, restructuring costs, exceptional depreciation of fixed and intangible assets, or provisions or expenses recorded in connection with stock option plans.

 Earnings per Share

   Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year, including treasury shares. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the taux moyen mensuel du marche monetaire euro) on the proceeds which would have resulted from the issuance of these shares. The potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance, which are exercisable prior to June 2004.

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

   The financial statements of the following subsidiaries reflect currency devaluations as required by local regulations:

   Sodexho Chile (sub-consolidation)
   Sodexho Pass Chile
   Siges Chile
   BAS Chile
   Sodexho Peru
   Sodexho Maintenimientos y Servicios (Mexico)
   Prestaciones Mexicanas CA de CV (Mexico)
   Sodexho Mexico
   Promocupon (Mexico)
   Sodexho Servicios Operativos (Mexico)
   Sodexho Servicios de Personal (Mexico)
   Luncheon Tickets (Argentina)
   Sodexho Colombia
   Sodexho Pass de Colombia
   Sodexho Pass Venezuela
   Sodexho Sitios Remotos de Peru
   Sodexho Restoran Servisleri (Turkey)
   Sodexho Toplu Yemek (Turkey)
   Sodexho Argentina
   Sodexho Venezuela Alimentacion y Servicios
   Universal Sodexho Services de Venezuela
   Universal Sodexho Empresa Servicios y Campamentos

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

   For subsidiaries located in highly inflationary countries, differences between net income translated at average and period-end rates are included in net financial expense. The impact of these differences on the consolidated income statement was not significant in any of the periods presented. As of August 31, 2003, none of the countries in which the Group operates was considered to be highly inflationary.

   Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.

Business Combinations

   All of the Group's acquisitions have been accounted for as purchases. Effective September 1, 2000, assets and liabilities of acquired companies have been recorded at their respective fair values.

 Goodwill

   Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, including market share. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition). In fiscal 2002, an exceptional charge of EUR 2.1 million was recorded relating to the IFREST subsidiary. This valuation of goodwill on a historical basis is also supported by a calculation of the current value of these assets as of August 31, 2003 and based on discounted future cash flows.

   Additional information pertaining to goodwill balances is provided in note
3.4.


Intangible Assets

   In the allocation of purchase price with respect to the acquisitions of Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.), Wood Dining Services, Sogeres, Sodexho Services Group Ltd (formerly, Gardner Merchant), Sodexho Scandinavia (formerly, Partena), and Universal Services, a portion of the difference between the cost of the shares acquired and the Group's equity in the underlying net assets of the entities acquired has been recognized as market share. This intangible asset represents the value attributed to the significant market shares held by the Group in the geographic regions specific to the acquisitions (the United Kingdom and Ireland, the United States, the Netherlands, France, Australia and Sweden).

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

   This valuation of market shares on a historical basis is also supported by a calculation of the current value of these assets as of August 31, 2003 based on discounted future cash flows.

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

   The following useful lives are generally used by Group companies:

   o Software...............................             25%
   o Enterprise resource planning system....             20%
   o Buildings..............................       3.33 - 5%
   o Facilities and fixtures................             10%
   o Plant and machinery....................        10 - 50%
   o Vehicles...............................             25%
   o Office and computer equipment..........        20 - 25%
   o Other fixed assets.....................             10%


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


   As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been present valued. In addition, deferred tax assets pertaining to net operating loss carry-forwards (net of deferred tax liabilities) are only recorded in cases where recovery is deemed probable.


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

 Inventories

   Inventories consist of food items and supplies, which are stated at the lower of average cost or market, generally using the first-in, first-out method. As of August 31, 2003, the gross value of inventories was EUR 172 million.

 Accounts Receivable

   Concentration of credit risk within accounts receivable is limited because a large number of customers make up the Group's customer base, thus spreading risk associated with trade credit. The Group generally does not require collateral or specific guarantees.

   The allowance for doubtful accounts is estimated based upon the risk of non-recoverability of certain client receivables.

   Further information pertaining to accounts receivable is provided in note
3.10.

Marketable Securities and Deposits

   Marketable securities and deposits represent short-term investments akin to cash equivalents and are generally recorded at the lower of cost or market value. Also included in marketable securities and deposits are 2,528,062 Sodexho Alliance shares purchased for a total amount of EUR 89 million. These shares are to be used to fulfill our obligation with respect to Sodexho Alliance employees and also to Sodexho, Inc. employees, who held Sodexho Marriott Services, Inc. stock options which were rolled over into options to purchase Sodexho Alliance shares in connection with the acquisition of the remaining 53% of Sodexho Marriott Services, Inc. shares (also see note 3.2). As a result of the decline in value of Sodexho Alliance shares as of August 31, 2002, the shares potentially in excess of those needed to fund the stock option plan were provisioned by EUR 19 million during fiscal 2002 in order to reflect their market value as of August 31, 2002. As a result of the sale of some of the shares during fiscal 2003, the shares were provisioned by EUR 7 million as of August 31, 2003.

   The fair value of marketable securities is presented in note 3.17.


 Restricted Cash

   Restricted cash represents funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France (EUR 154 million as of August 31, 2003) and as a guarantee for commitments entered into by Mexican affiliates (EUR 12 million as of August 31, 2003).

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

 Provisions for Losses and Contingencies

   The Group applies the recommendations of Regulation CRC 2000-6. Provisions for contingencies and losses are recorded when it is probable that a legal, equitable or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party.


 2.ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

   After reallocating management responsibilities for the remote sites and river and harbor cruises activities to the applicable regions within the food and management services activities in fiscal 2003, the Group changed the manner in which it reports its operating segments. Accordingly, the Group now reports two principal operating segments, which are Food and Management Services and Services Vouchers and Cards. The Food and Management Services activity is further segmented into four geographic regions. The Group reports the following principal and secondary segments:

   Food and management services

   o North America, which now includes river and harbor cruise activities in the North American region.

   o United Kingdom and Ireland, which now includes river and harbor cruise activities in the United Kingdom and Ireland.

   o Continental Europe, which now includes river and harbor cruise activities in Continental Europe.

   o Rest of the World, which now includes activities on remote sites.


     Prior years have been restated to conform to the current presentation.


                                              Fiscal year ended August 31,
                                          2003            2002           2001
                                                   (millions of euro)
Revenues by Operating Activity:

 Food and Management Services
  North America......................... 5,427           6,039           5,719
  Continental Europe.................... 3,585           3,491           3,099
  United Kingdom and Ireland............ 1,453           1,681           1,727
  Rest of World.........................   974           1,119           1,134
                                        ------          ------          ------
                                        11,439          12,330          11,679
 Service Vouchers and Cards.............   248             279             249
                                        ------          ------          ------
                                        11,687          12,609          11,928
                                        ======          ======          ======




                                             Fiscal year ended August 31,
                                          2003           2002            2001
                                                  (millions of euro)
Revenues by Geographic Region:

 North America.......................    5,427           6,038           5,719
 United Kingdom and Ireland..........    1,465           1,691           1,731
 France..............................    1,734           1,715           1,370
 Rest of Europe......................    1,978           1,901           1,834
 Rest of World.......................    1,083           1,264           1,274
                                        ------          ------          ------
                                        11,687          12,609          11,928
                                        ======          ======          ======



                                                        August 31,
                                                  2003             2002
                                                   (millions of euro)
Net Fixed Assets by Operating Activity:

 Food and Management Services
  North America............................      2,720            3,015
  Continental Europe.......................        715              712
  United Kingdom and Ireland...............        876              954
  Rest of World............................        148              158
Service Vouchers and Cards.................        147              132
Holding Companies..........................         34               34
                                                ------           ------
                                                 4,640            5,005
                                                ======           ======





                                                        August 31,
                                                  2003             2002
                                                    (millions of euro)

Net Fixed Assets by Geographic Region:

 North America.............................      2,720           3,015
 United Kingdom and Ireland................        876             957
 France....................................        364             363
 Rest of Europe............................        418             413
 Rest of the World.........................        262             257
                                                ------          ------
                                                 4,640           5,005
                                                ======          ======


                                             Fiscal year ended August 31,
                                         2003           2002            2001
                                                 (millions of euro)
EBITA by Operating Activity:

 Food and Management Services
  North America.......................    268            293             294
  Continental Europe..................    167            150             139
  United Kingdom and Ireland..........     21              9              87
  Rest of World.......................     18             31              28
Service Vouchers and Cards............     68             77              61
Corporate Expenses....................    (28)           (35)            (38)
                                        ------          -----          ------
                                          514            525             571
                                        ======          =====          ======





                                                     August 31,
                                               2003              2002
                                                  (millions of euro)

Group Employees by Geographic Zone:

 North America...........................   119,009            117,689
 United Kingdom and Ireland..............    51,843             61,835
 France..................................    30,465             30,477
 Rest of Europe..........................    49,897             49,438
 Rest of the World.......................    57,171             55,702
                                            -------            -------
                                            308,385            315,141
                                            =======            =======

Following is a presentation of revenues and EBITA by activity under the prior presentation.



                                            Fiscal year ended August 31,
                                        2003            2002           2001
                                                 (millions of euro)
Revenues by Operating Activity:

 Food and Management Services
  North America......................  5,387          5,995           5,657
  Continental Europe.................  3,501          3,413           3,034
  United Kingdom and Ireland.........  1,444          1,671           1,717
  Rest of World......................    477            566             581
                                      ------         ------          ------
                                      10,809         11,645          10,989
Remote Sites.........................    543            590             579
Service Vouchers and Cards...........    248            279             249
River and Harbor Cruises.............     87             95             111
                                      ------         ------          ------
                                      11,687         12,609          11,928
                                      ======         ======          ======




                                         Fiscal year ended August 31,
                                        2003           2002            2001
                                                (millions of euro)
EBITA by Operating Activity:

 Food and Management Services
  North America.......................   270            297             295
  Continental Europe..................   158            140             129
  United Kingdom and Ireland..........    22             11              87
  Rest of World.......................     6              7               0
Remote Sites..........................    22             26              30
Service Vouchers and Cards............    68             77              61
River and Harbor Cruises..............     7              2               7
Corporate Expenses....................   (39)           (35)            (38)
                                       ------          -----           -----
                                         514            525             571
                                       ======          =====           =====



3. ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

   3.1 Financial Expense, Net

                                                Year ended August 31,
                                      2003             2002             2001
                                                 (millions of euro)

Interest income.................        24               39               34
Net variation in financial
 provisions.....................        (3)             (26)               2
Net exchange gains..............        (8)               1                1
Interest expense................      (165)            (180)            (159)
                                     ------           ------           ------
                                      (152)             (166)           (122)
                                     ======           ======           ======

   The improvement in net financial expense of EUR 14 million in fiscal 2003 was the result of the prior year reflecting a EUR 19 million provision, as described below. Exchange losses increased by EUR 9 million from the prior year when significant exchange gains were realized by our Luncheon Ticket subsidiary on its investments in strong currencies prior to the devaluation of the Argentine peso. Interest expense for fiscal 2003 primarily included EUR 38 million of interest expense on the credit facility arranged in April 2001 at the Sodexho, Inc. subsidiary, and interest of EUR 91 million on the 1996, 1999 and 2002 bond issuances. Reimbursements of borrowings of EUR 74 million and the decline of the U.S. dollar against the euro reduced our interest expense by EUR 15 million.

   The increase in financial provisions in fiscal 2002 mainly arose from the recording of a provision of EUR 19 million on Sodexho Alliance shares we acquired during fiscal 2001 and fiscal 2002 in connection with employee stock option programs in order to reflect the lower of cost or market. Interest expense for fiscal 2002 million primarily included EUR 80 million of interest expense on the credit facility arranged in April 2001, interest of EUR 58 million on the 1996, 1999 and 2002 bond issuances, and fees of EUR 11 million incurred in connection with various intercompany swap arrangements.

   Interest expense for fiscal 2001 primarily included EUR 72 million of interest expense on the Sodexho, Inc. debt, EUR 9 million in financing charges related to the acquisitions of Wood Dining Services, Sogeres and the remaining shares of Sodexho Marriott Services, Inc., and interest of EUR 32 million on the 1996 and 1999 bond issuances.

   3.2 Exceptional Items

   Net exceptional income of EUR 1 million in fiscal 2003 included
EUR 28.6 million received in fiscal as a purchase price complement in connection with the fiscal 2001 sale of the shares in Corrections Corporation of America. This income was offset by EUR 13.6 million in losses and provisions pertaining to Sodexho Alliance shares held and stock option plans, EUR 7.6 million in restructuring costs in our U.S. and U.K. subsidiaries and litigation expenses of EUR 5 million.

   Net exceptional income totaled EUR 55 million in fiscal 2002 and primarily included the following items:

     o a gain of EUR 49 million on the sale of our kitchen equipment business (Lockhart) in the United Kingdom;

     o    income  of  EUR 37   million   from  the   reduction  of  the  stock
          compensation liability recorded in connection with the acquisition of the remaining shares of Sodexho Marriott Services. The stock compensation liability recorded related to the rollover of the Sodexho Marriott Services stock options, which were unvested as of the transaction date, into options to purchase Sodexho Alliance shares. The liability was calculated at the acquisition date based on a share price of EUR 53.47. A portion of this income resulted from our purchase of Sodexho Alliance shares on the open market for a lower price, to be used for the stock option program. The remaining amount resulted from a decrease in the amount of provision required for "in the money" options as a result of the decline in the price of Sodexho Alliance shares;

     o restructuring costs totaling EUR 11 million, primarily for loss ontracts, and receivables and fixed asset writedowns in the United Kingdom; and,

     o the recording of a EUR 11 million provision for legal and other costs related to a discrimination lawsuit filed by ten current and former Sodexho, Inc. employees.

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


   3.3Income Tax Provision

   Following is a reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision (in millions of euro).



                                                   Year ended August 31,
                                              2003          2002          2001
Income before exceptional items,
 income taxes, income from equity
 investees, and goodwill amortization........  362           359           449
Exceptional items............................    1            55           (51)
                                             -------       -------       -------
Income before taxes..........................  363           414           398
Sodexho Alliance tax rate.................... 35.43%        35.43%        36.43%
                                             -------       -------       -------
Theoretical tax provision....................  129           147           145
Effect of differing jurisdictional tax rates.    2           (10)           (1)
Permanent differences........................   (7)           (4)           (4)
Long-term capital gains offset against
 long-term capital losses....................    0             0            (2)
Other taxes..................................    4            (4)           13
Net operating loss carryforwards utilized
 in the current year but generated in prior
 years and not previously recognized.........   (2)           (3)           (3)
Current year non-recognition of net operating
 loss carryforwards..........................    5             8             9
                                             -------       -------       -------
Tax provision................................  131           134           157
                                             =======       =======       =======
Current income taxes.........................  140           129           137
Deferred income taxes........................   (9)            5            20
                                             -------       -------       -------
Total........................................  131           134           157
Withholding taxes............................    3             2
                                             -------       -------       -------
Total income taxes...........................  134           136           157
                                             =======       =======       =======


  3.4 Goodwill



                                Additions   Decreases
                    August 31,  during the  during the   Translation  August 31,
                      2002      year        year         adjustments     2003

                                        (millions of euro)

Sodexho,
 Inc.(including
 Wood Dining
 Services)..Gross     1,039.8        9.5         2.3         (78.0)       969.0
      Accumulated
     Amortization       (61.2)     (32.9)                      3.7        (90.4)

Sodexho Services
 Group (formerly,
 Gardner
 Merchant)..Gross       272.1                                (22.2)       249.9
      Accumulated
     Amortization       (68.8)      (8.6)                      5.9        (71.5)

Sodexho Pass
 do Brazil
 (formerly,
 Cardapio)..Gross        63.4       25.6                      (1.4)        87.6
      Accumulated
     Amortization        (9.7)      (2.9)                      0.1        (12.5)

Sodexho Management
 Services (formerly,
 Marriott
 UK)........Gross        56.0                                 (4.6)        51.4
      Accumulated
     Amortization        (9.0)      (1.8)                      0.8        (10.0)

Sogeres.... Gross        56.0        0.5                      56.5
      Accumulated
     Amortization        (2.1)      (1.9)                                  (4.0)

Sodexho Scandinavian
 Holding....Gross        53.7        2.3                      (0.2)        55.8
      Accumulated
     Amortization        (9.0)      (1.8)                                 (10.8)

Sodexho
 Espana.... Gross        28.5                                              28.5
      Accumulated
     Amortization        (7.4)      (0.9)                                  (8.3)

Sodexho
 Belgique...Gross        22.9                                              22.9
      Accumulated
     Amortization        (8.0)      (0.7)                                  (8.7)

Tillery Valley
 Foods......Gross        22.7                                 (1.9)        20.8
      Accumulated
     Amortization        (4.5)      (0.7)                      0.4         (4.8)

Luncheon
 Tickets....Gross        22.5                                              22.5
      Accumulated
     Amortization        (3.0)      (0.7)                                  (3.7)

Sodexho
 Italie.....Gross        17.9                     0.2                      17.7
      Accumulated
     Amortization        (2.4)      (0.7)                                  (3.1)

Universal
 Services...Gross        17.2                                              17.2
      Accumulated
     Amortization        (1.6)      (0.5)                                  (2.1)

Other goodwill
 (gross amount
 less than 15
 million....Gross       172.4        2.7          3.3         (2.4)      169.4
      Accumulated
     Amortization       (42.7)      (7.5)        (2.7)         0.4       (47.1)

Total goodwill
 Cost............     1,845.1       40.6          5.8       (110.7)    1,769.2
 Accumulated
  amortization...      (229.4)     (61.6)        (2.7)        11.3      (277.0)
                     ---------     ------        -----      -------    --------
  Net book value.     1,615.7      (21.0)         3.1        (99.4)    1,492.2





  3.5 Intangible Assets

                             Addi-      Dec-       Changes    Trans-
                             tions      reases     in conso-  lation
                  August     during     during     lidation   adjust-  August
                  31, 2002   the year   the year   scope      ments    31, 2003

                                      (millions of euro)

Market Shares:

 North America
  (food and
  management
  services)       1,851.0                                    (185.3)    1,665.7

  North America
   (remote sites)    44.4                                      (4.4)       40.0

  United Kingdom
   and Ireland      589.3                                     (48.9)      540.4

  Netherlands        86.1                                                  86.1

  Sweden             77.9                                      (0.5)       77.4

  Australia          10.2                                       0.5        10.7

  France            137.0                                                 137.0
                  -------     -----     -----      -----     ------     --------
 Total Cost       2,795.9      0.0       0.0        0.0      (238.6)    2,557.3

 Diminutions
  in value
  (Australia)        (1.2)              (0.3)                  (0.1)       (1.0)
                  --------    -----     -----      -----     -------    --------
 Net book value   2,794.7      0.0      (0.3)       0.0      (238.7)    2,556.3


Other Intangible Assets:

 Cost               190.6     57.6      24.8       (0.3)      (35.8)      187.3
                  --------   ------     -----      -----     -------    --------
 Accumulated
  amortization
  and diminutions
  in value          (45.2)   (26.9)     (4.9)                   9.6       (57.6)
                  --------   ------     -----      -----     -------    --------
 Net book value     145.4     30.7      19.9       (0.3)      (26.2)      129.7


Totals:

 Cost             2,986.5     57.6      24.8       (0.3)     (274.4)    2,744.6

 Accumulated
  amortization
  and diminutions
  in value         (46.4)    (26.9)     (5.2)                   9.5       (58.6)
                 --------    ------     -----      -----      -------   --------
 Net book value  2,940.1      30.7      19.6       (0.3)     (264.9)    2,686.0
                 ========    ======     =====      =====     =======    ========

 3.6 Property, Plant and Equipment


                             Addi-      Dec-       Changes    Trans-
                             tions      reases     in conso-  lation
                  August     during     during     lidation   August-
                  31, 2002   the year   the year   scope      ments    31, 2003

                                     (millions of euro)
Land
 Cost               8.3                                        (0.5)        7.8
 Diminutions
  in value         (0.4)                                                   (0.4)
                 --------    ------     -----      -----      -------   --------
 Net book value     7.9        0.0       0.0        0.0        (0.5)        7.4

Buildings
 Cost              74.8        3.7         2.1                 (5.2)       71.2
 Accumulated
  depreciation    (32.9)      (3.9)       (1.0)                 3.4       (32.4)
                 --------    ------      ------    -----      -------   --------
Net book value     41.9       (0.2)        1.1      0.0        (1.8)       38.8

Facilities and fixtures
 Cost             121.4       15.5         9.0                 (3.9)       124.0
 Accumulated
  depreciation    (70.8)     (15.5)       (6.6)                 8.8       (70.9)
                 --------    ------      ------    -----      -------   --------
Net book value     50.6        0.0         2.4      0.0         4.9        53.1

Plant and machinery
 Cost             360.1       44.9        16.1      0.8       (43.3)      346.4
 Accumulated
  depreciation   (224.4)     (50.2)      (25.6)     0.1        30.7      (218.2)
                 --------    ------      ------    -----      -------   --------
Net book value    135.7       (5.3)       (9.5)     0.9       (12.6)      128.2

Vehicles
 Cost              87.0        4.4         6.4      0.1        (3.7)       81.4
 Accumulated
  depreciation    (67.2)      (7.6)       (5.8)                 7.7       (61.3)
                 --------    ------      ------    -----      -------   --------
 Net book value    19.8       (3.2)        0.6      0.1         4.0        20.1

Office and computer equipment
 Cost             178.3       22.8        12.6      0.2         6.2       194.9
 Accumulated
  depreciation   (126.3)     (27.8)      (13.7)    (0.1)        5.2      (135.3)
                 --------    ------      ------    -----      -------   --------
Net book value     52.0       (5.0)       (1.1)     0.1        11.4        59.6

Other fixed assets
 Cost              94.3       30.9         5.1                  2.6       122.7
 Accumulated
  depreciation    (31.6)     (10.8)       (3.6)               (11.8)      (50.6)
                 --------    ------      ------    -----      -------   --------
 Net book value    62.7       20.1        (1.5)     0.0        (9.2)       72.1

Totals:
 Cost             924.2      122.2        51.3      1.1       (47.8)      948.4
 Accumulated
  amortization   (553.6)    (115.8)      (56.3)     0.0        44.0      (569.1)
                 --------    ------      ------    -----      -------   --------
Net book value    370.6        6.4        (5.0)     1.1        (3.8)      379.3
                 ========    ======      ======    =====      =======   ========


 3.6.1 Capital Leases

   Assets recorded under capital lease arrangements totaled EUR 48 million as of August 31, 2003 (EUR 44 million as of August 31, 2002), which was net of amortization of EUR 72 million.

 3.7 Financial investments



                                  Increases/   Changes     Trans-
                                 (decreases)   in conso-   lation
                      August      during       lidation    adjust-   August 31,
                      31, 2002    the year     scope       ments     2003
                                        (millions of euro)
Investment securities
 Cost                   19.5         1.8          (0.2)        (0.6)       20.5
 Diminutions
  in value              (8.6)       (1.4)                       0.5        (9.5)
                       ------      ------         -----        -----       -----
Net book value          10.9         0.4          (0.2)        (0.1)       11.0

Other investments
 Cost                   23.3        (1.0)                      (0.1)       22.2
 Diminutions
  in value              (1.3)                                              (1.3)
                       ------      ------         -----        -----       -----
Net book value          22.0        (1.0)          0.0         (0.1)       20.9

Receivables from investees
 Cost                   14.2         0.5          (0.2)        (0.8)       13.7
 Diminutions
  in value               0.0                                                0.0
                       ------      ------         -----        -----       -----
Net book value          14.2         0.5          (0.2)        (0.8)       13.7

Loans receivable *
 Cost                    7.5        (1.3)                      (0.1)        6.1
 Diminutions
  in value              (0.1)                                              (0.1)
                       ------      ------         -----        -----      ------
Net book value           7.4        (1.3)          0.0         (0.1)        6.0

Deposits and other *
 Cost                   12.9        (0.8)          0.4         (0.5)       12.0
 Diminutions
  in value               0.0                                                0.0
                       ------      ------         -----        -----      ------
 Net book value         12.9        (0.8)          0.4         (0.5)       12.0

Total financial investments
 Cost                   77.4        (0.8)          0.0         (2.1)       74.5
 Diminutions
  in value             (10.0)       (1.4)          0.0          0.5       (10.9)
                       ------      ------         -----        -----      ------
Net book value          67.4        (2.2)          0.0         (1.6)       63.6
                       ======      ======         =====        =====      ======

* Included in working capital in the cash flow statement.

   As of August 31, 2003, investment securities principally include a EUR 3 million investment in Stadium Australia Management, in which the Group owns 15.8% of the shares, a EUR 3 million investment in Leoc Japan Co (previously, Sodex Japan Company Ltd), of which it owns 9.3%, and a EUR 1 million investment in Societe Privee de Gestion, in which the Group owns 10.7% of the shares.

 3.8 Investments in Equity Investees

    Companies accounted for under the equity method are listed in note 4.4.



                          Current                          Trans-
                          year net  Current   Changes      lation      Gross
                August    income    year      in conso-    adjust-     balance,
                31, 2002  (loss)    distri-   lidation     ments and   August
                                    bution    scope        other(1)    31, 2003

                                   (millions of euro)

Equity method
 investees       10.9       4.3      (3.3)       1.0          6.4         19.3
               ======      =====    ======    ======       =======       ======

(1) Translation adjustments and other are net of EUR 7.6 million classified as provisions for contingencies and losses as of August 31, 2003, which corresponds to our negative investment in three equity method investees.

 3.9 Prepaid Expenses, Other Receivables and Other Assets


                                  Diminutions                  Diminutions
                          Gross value,   in value,     Gross value,   in value,
                          August 31,     August 31,    August 31,     August 31,
                          2003           2003          2002           2002

                                         (millions of euro)

 Advances                         8                            10
 Other operating
  receivables                   265            (1)            238           (2)
 Investment receivables           3                             1
 Financing receivables            2                             1
                              -----          -----          ------         ----
 Total other receivables        278            (1)            250           (2)
 Prepaid expenses                70                            64
 Deferred financing charges      22                            29
 Other deferred charges (1)     170                           155
 Deferred tax asset              98                           110
                              -----          -----          ------         ----
Total                           638            (1)            608           (2)
                              =====          =====          ======         ====

(1) This item is classified as fixed assets in the cash flow statement.



3.10  Accounts and Other Receivables


                       Allow-
                       ance for                      Due               Net
             Gross     Doubtful   Net book   Due     from      Due     book
             value,    Accounts,  value,     within  one to    after   value,
             August    August     August     one     five      five    August
             31, 2003  31, 2003   31, 2003   year    years     years   31, 2002

                                     (millions of euro)

Accounts
 receivable   1,447       (64)     1,383    1,378       5        0       1,456
            =======     ======    ======   ======     ====     ====     ======
Other
 receivables    278        (1)       277      248      29        0         248
            =======     ======    ======   ======     ====     ====     ======
Prepaid
 expenses        70         0         70       68       1        1          64
            =======     ======    ======   ======     ====     ====     ======

  The allowance for doubtful accounts represents 4.4% of the accounts receivable balance as of August 31, 2003.



 3.11 Deferred Charges

                    Net book                                         Net book
                    value,       Due        Due from                 value,
                    August 31,   within     one to       Due after   August 31,
                    2003         one year   five years   five years  2002

  Deferred
   financing costs       22          6           15             1           29
                      =====      ======      =======        ======      =======
  Deferred charges      170         40           86            44          155
                      =====      ======      =======        ======      =======


   Included in deferred charges are investments in client facilities in the U.S. totaling EUR 124 million as of August 31, 2003 as well as EUR 20 million of bid costs on long term contracts, which are amortized over the shorter of their estimated useful life and 10 years.



 3.12  Deferred taxes


                                                   August 31,
                                           2003                 2002
                                               (millions of euro)
Deferred tax assets                          98                  110
Deferred tax liabilities                    (17)                 (18)
                                           -----                -----
Net deferred tax assets                      81                   92
                                           =====                =====

   As of August 31, 2003, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 25 million. As of August 31, 2002, deferred tax assets which were not recorded because their realization was not considered probable totaled EUR 24.8 million.

   The principal items giving rise to deferred tax assets and liabilities were as follows:

                                          August 31,         August 31,
                                            2003               2002
                                        (millions of       (millions of
                                            euro)              euro)
 Temporary differences:
 Employee benefits liabilities               94                   94
 Other temporary differences                (22)                 (21)
 Net operating loss carryforwards             9                   19
                                          ------                -----
 Net deferred tax assets                     81                   92
                                          ======                =====



  3.13  Shareholders' Equity


   Changes in shareholders' equity are as follows:

                             Addi-              Foreign
                             tional             cur-                    Group
           Shares            paid               rency   Trea-           Share-
           out       Common  in       Retained  trans-  sury    Net     holders'
           standing  stock   capital  earnings  lation  shares  income  equity

                                 (millions of euro)
Share-
 holders'
 equity,
 August
 31,
 2001      157,559,654   630    1,141     432     86     (31)     128     2,386

Share
 capital
 increase    1,461,762      6       50                                       56

Dividend
 payments
 by the
 holding
 company
 (net of
 divi-
 dends on
 treasury
 shares)                                   41                    (128)      (87)

Net income
 for the
 period                                                           202       202

Foreign
 currency
 translation
 adjustment                                      (159)                     (159)
         ----------     ----      ----   ----    -----   -----   -----    ------

Share
 holders'
 equity,
 August
 31,
 2002   159,021,416      636     1,191    473    (73)    (31)     202     2,398
        ===========     ====     =====   ====    ====    =====   =====   =======

Share
 capital
 increase       149                                                           0

Reclas-
 sifica-
 tion of
 deferred
 taxes on
 share
 capital
 increase
 expenses                           (5)     5                                 0

Dividend
 payments
 by the
 holding
 company
 (net of
 dividends
 on treasury
 shares)                            88                           (183)      (95)

Net income
 for the
 period                                                           162       162

Foreign
 currency
 translation
 adjustment
 and other                                       (215)    (1)              (216)

         ----------     ----      ----   ----   -----    -----   -----    ------
Share
 holders'
 equity,
 August
 31,
 2003   159,021,565     636      1,186    566    (288)   (32)     181     2,249
        ===========     ====     =====   ====    ====    =====   =====   =======



 3.13.1Indirectly Held Treasury shares

   As of August 31, 2003, Sofinsod had a 5.56% indirect interest in Sodexho Alliance, SA through its 14.4% interest in the capital of Bellon SA, which in turn held 38.63% of Sodexho Alliance, SA.

   As of August 31, 2003, Sofinsod had a 1.58% indirect interest in Sodexho Alliance, SA, through its 100% interest in La Societe Financiere De La Porte Verte, which in turn owns 4.1% of Bellon S.A., which in turn holds 38.63% of Sodexho Alliance, SA.


 3.14  Minority Interests

   Changes in minority interests are as follows:


                                                         August 31
                                                 2003               2002
                                                    (millions of euro)
Minority interests, beginning of  year             73               131
 Share capital increase                             0                 0
 Dividends paid                                   (11)              (15)
 Net income for the period                          9                13
 Change in consolidation scope                     (2)              (54)
 Currency translation and other                    (3)               (2)
                                                ------             -----
Minority interests, end of  year                   66                73
                                                ======             =====



 3.15 Provisions for Contingencies and Losses

   Provisions for contingencies and losses include the following amounts:

                                                   Trans-
                                        Release    lation    Change
                                        without    Diffe-    in
                 August                 corres-    rences    Consoli-   August
                 31,     Inc-    Re-    ponding    and       dation     31,
                 2002    rease   lease  charge     Other     Scope      2003

                                     (millions of euro)
Sodexho Inc.
 acquisition
 provisions         5                                  (1)                  4
Payroll and
 other taxes       39       7      (4)      (4)        (2)        1        37
Contract
 termination
 costs             22       3     (10)                 (5)        1        11
Client and
 supplier
 litigation         5       3      (3)                                      5
Employee
 litigation        18       8      (7)      (1)        (2)                 16
Large repairs       6       3      (3)                 (1)                  5
Equity method
 investees          0                                   8                   8
Other               4       3      (1)      (1)        (1)       (1)        3
                  ----    ----    ----     ----       ----      ----      ----
                   99      27     (28)      (6)        (4)        1        89
                  ====    ====    ====     ====       ====      ====      ====


     The following table summarizes the net impact to the income statement line items of the increases and releases to provisions for contingencies and losses as of August 31, 2003:


                                         Increases         Releases
                                             (millions of euro)
Operating                                      14              (21)
Financial                                       0                0
Exceptional                                    13              (13)
                                            ------            ------
                                               27              (34)
                                            ======            ======



3.16 Borrowings and Financial Debt

   Future payments on borrowings and other debt balances as of August 31, 2003 were due as follows:


                    Less       One to     More          Total         Total
                    than one   five       than five     August 31,    August 31,
                    year       years      years         2003          2002

                                    (millions of euro)
Bonds
 Euro                341                     1,300          1,641        1,642
                    ----       ----          -----          -----        -----
Total bonds          341          0          1,300          1,641        1,642
Bank borrowings (1)
 U.S. Dollars        157        795              1            953        1,175
 Euro               (126)      (324)            62           (388)        (501)
 Pounds Sterling      86         (1)                           85          224
 Other currencies     31         14                            45           41
                    ----       ----          -----          -----        -----
Total bank
 borrowings          148        484             63            69           939

Capital lease obligations
 U.S. Dollars          3          4                            7            12
 Euro                 15         19              4            38            36
 Other currencies      3                                       3             4
                    ----       ----          -----          -----        -----
Total capital
 lease obligations    18         26              4            48            52

Other borrowings
 Euro                             3              1             4             5
 Other currencies      1                                       1
                    ----       ----          -----          -----        -----
Total other
 borrowings            1          3              1             5             5

Bank overdraft balance
 Euro                 25                                      25            18
 Pounds Sterling      70                                      70            31
 Other currencies      4                                       4             6
                    ----       ----          -----          -----        -----
Total bank
 overdrafts           99          0              0            99            55
                    ----       ----          -----         ------        -----
Total                607        513          1,368         2,488         2,693
                    ====       ====          =====         ======        =====

(1) Includes impact of swaps; see notes 3.16.2 and 3.16.3 for further information.

3.16.1 Bond Issues

                     August 31,                           Translation   August
                     2002        Increase   Repayments    Differences   31, 2003

                        (millions of euro, except for number of securities)

1996 bond issuance -
 FRF 2,000,000,000
Principal                 305                                               305
Accrued
 interest                   4           4          4                          4
                        ------      -----      -----         ------       ------
Total                     309           4          4              0         309

Number of
 securities           400,000                                           400,000
1999 bond issuance
 - EUR 300,000,000
  Principal               300                                               300
  Accrued interest          7           6          7                          6
                        ------      -----      -----         ------       ------
Total                     307           6          7             0          306

Number of
 securities           300,000                                           300,000
 2002 bond issuance -
 EUR 1,000,000,000
   Principal            1,000                                             1,000
   Accrued interest        26         26          26                         26
                       ------      -----       -----         ------       ------
Total                   1,026         26          26            0         1,026

                       ------      -----       -----         ------       ------
Total                   1,642         36          37            0         1,641
                       ======      =====       =====         ======       ======




 EUR 305 million bond issue

   On May 22, 1996, Sodexho Alliance issued 400,000 bonds with a face value of EUR 762.25 per bond, representing a total of EUR 304,898,000. The bonds are redeemable at par on June 7, 2004 and bear interest at 6% per annum, which is payable on June 7 annually. Each bond carried a warrant, entitling the bearer to purchase one Sodexho Alliance share prior to June 7, 2004 for EUR 24.71. After giving effect to share issuances and stock splits, each warrant currently entitles the holder to 16.66 shares per warrant. There were 374,773 warrants and 400,000 bonds outstanding as of August 31, 2003.


  euro)300 million bond issue

   On March 16, 1999, Sodexho Alliance issued 300,000 bonds of EUR 1,000 each for total proceeds of EUR 300 million. The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625% per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding at August 31, 2003.


 EUR 1 billion bond issue

   On March 25, 2002, Sodexho Alliance issued bonds totaling EUR 1 billion, maturing on March 25, 2009, and carrying interest of 5.875% payable on March 25 annually.



 3.16.2 Other Borrowings

   As of August 31, 2003, portions of the three tranches of the credit facility entered into in April 2001 and guaranteed by Sodexho Alliance had been reimbursed as follows:

>> Tranche A totalingEUR 1,932 million was fully reimbursed as August 31, 2002;

>> Tranche B totaling U.S.$930 million, with quarterly repayments over the next five years, of which the entire amount was outstanding as of August 31, 2001, was reimbursed for an amount of U.S.$232 million (pursuant to the swap agreement described in note 3.17 below the U.S. dollar variable LIBOR-based rate on this debt has been swapped for a fixed rate); and

>> Tranche C totaling U.S.$150 million, to be utilized for short-term financing, working capital needs and for bank guarantees and reimbursable in full in five years, of which U.S. $20 million was utilized as of August 31, 2003.


 Covenants

   The EUR 305 million and EUR 300 million bond issues, redeemable on June 7, 2004 and March 16, 2009, respectively, are not subject to any financial covenants.

   The credit facilities arranged in April 2001 with a syndicate of banks amounted to U.S. $718 million as of August 31, 2003 and include accelerated repayment conditions typical of this type of arrangement. Also included in the terms are various specific covenants related to the level of ownership in Sodexho Alliance by Bellon S.A., which is not permitted to be lower than 33.3%, as well as to ratios pertaining to the Group's consolidated net debt, its EBITA, and its net financial expense. These ratios, which are evaluated at each half-year point and calculated based on a rolling 12 months, are as follows:

                                                    August 31, 2003
Net debt/EBITDA*                                         < 2.25
EBITDA/financial expense*                                > 3.5

 * These four terms are defined in the credit agreement. These definitions differ in several respects from accounting definitions. For example, in the definition provided in the covenants, net debt does not include restricted cash. As such, the financial covenants cannot be recalculated from the published financial statements.


   The Group was in compliance with these covenants as of August 31, 2003. Should a covenant requirement not be met, the banks representing more than two thirds of the credit facilities are authorized to require accelerated repayment of the balance of the credit facilities. Accelerated repayment of the credit facilities gives the holders of the EUR 1 billion bond issue the right to demand repayment of the bonds.

 3.16.3  Interest rate swap agreements

   In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated. As of August 31, 2003, 91% percent of borrowings were at fixed rates (including those swapped) and the average interest rate for fiscal 2003 was 5.5%.

3.17  Financial Instruments

  The table below summarizes the impact on the financial statements of the financial instruments described in note 3.16.


 Equivalent
  in millions                                            Borrowings
  of euro            Borrowings  Borrowings  Borrowings  in other
                     in euro     in USD      in GBP      currencies      Total

Borrowings
 subject to
 cross currency
 agreements:

 UK borrowings
 - GBP 60 million

  Due to
   the bank -
   GBP 60 million
                                                  86                         86
  Due from
   the bank -
   EUR 93.26 million     (93)                                               (93)

 Sodexho
  Scandinavia
  borrowings -
  SEK 150 million

  Due to
   the bank -
   SEK 150 million                                             16            16

  Due from
   the bank -
   EUR 16.7 million      (17)                                               (17)


Sodexho, Inc.
 borrowings -
 US $300 million

 Due to
  the bank -
  US $300 million                    275                                    275
 Due from
  the bank -
  EUR 338.5 million     (339)                                              (339)

Other subsidiary
 borrowings

 Due to
  the bank                                                      9             9
  Due from the bank       (7)                     (1)                        (8)

Borrowings subject to
 interest rate swap
 agreements               68         593           0            0           661
Borrowings not subject
 to hedging arrangements   0          85           0           20           105
                        -----       -----        ----         ----         -----
Total borrowings        (388)        953          85           45           695


  3.17.1  Cross currency Swaps

   In order to match the cash flows on debt repayments with the currency of an operating subsidiary in the United Kingdom, in October 1999, the Group negotiated a cross currency swap (capped LIBOR in pounds sterling against 5.25% in pounds sterling against euro) on an intercompany loan of EUR 93 million.
 The decrease in the value of the pound sterling against the euro decreased borrowings as converted to euro by EUR 7 million related to this instruments as of August 31, 2003.

   In June 1999, a cross currency swap was negotiated on a loan of EUR 50.1 million (EUR 39 million as of August 31, 2002) to Sodexho Scandinavia Holding AB (4.15% against a variable interest rate in Swedish crowns). The related debt at the swapped rate totaled EUR 16.7 million. The swap terminates in August 2004.

   In March 2002, a cross currency swap was negotiated on an inter-company loan of U.S. $309 million to Sodexho, Inc. (6.325% against 6.5775% and in euro against U.S. dollars) reimbursable on March 25, 2007. As of August 31, 2003, the debt at the swapped rate totaled EUR 339 million. The decrease in the dollar against the euro led to a decrease in the debt as converted to euro of EUR 64 million.


  3.17.2   Interest Rate Swaps

   Several interest rate swaps (2.1% to 5.9% against US dollar LIBOR) with the following maturities were negotiated in order to convert variable rate interest to fixed on U.S.$698 million (EUR 639 million) drawn on Tranche B of the credit facility described above. Following are the maturities of the underlying notional amounts.


                                              2003-2004            2004-2005
Interest rate swaps
 (in millions of U.S. dollars                    328                  370
Interest rate swaps
 (equivalent in euro)                            300                  339


   In October 1999, the Group negotiated an interest rate swap maturing in 2004 on a notional amount of EUR 68 million, which converted fixed rate debt at 5.2% to Euribor.

  Fair Values of Financial Instruments

   Following are the fair values of the Group's financial instruments as of August 31, 2003:



    ASSETS                          Net book value     Fair value    Difference
                                                   (millions of euro)
Financial fixed assets
 Investments                                11               11               0
 Receivables from investees                 14               14               0
 Loans receivable                            6                6               0
 Other long-term investments                21               21               0
 Other financial fixed assets               12               12               0
                                         -----             ----             ----
Total financial fixed assets                64               64               0
Equity method investees                     19               19               0

Marketable securities and other
 Cash                                       45               45               0
 Term deposits                             133              133               0
 Debt securities                           114              114               0
 Mutual funds - SICAV                      149              149               0
 Listed securities                           0                0               0
 Mutual funds - other                       12               12               0
                                         -----             ----             ----
Total                                      453              453               0

Sodexho Alliance shares (1)                 89               65             (24)
                                         -----             ----             ----
Total marketable securities and other      542              518             (24)

Restricted cash                            166              166               0
                                         -----             ----             ----
Total                                      791              767             (24)
                                         =====             ====             ====

           LIABILITIES

Bonds
 2002 EUR 1 billion bond issuance        1,026            1,096              70
 1999 EUR 300 million bond issuance        306              304              (2)
 1996 EUR 305 million
  (FRF 2,000 million) bond issuance        309              314               5
                                         -----            -----             ----
Total bonds                              1,641            1,714              73

Bank debt
 Sodexho, Inc. borrowings                  663              672               9
 Swap on intercompany
  loan with Sodexho Holdings Ltd            (6)              (7)             (1)
 Swap on intercompany loan
  with Sodexho, Inc                        (64)             (68)             (4)
 Other bank debt                           102              102               0
                                         -----            -----             ----
Total bank debt                            695              699               4

Bank overdrafts                             99               99               0
Other borrowings                            53               58               5
Total borrowings                         2,488            2,570              82
Other liabilities
SMS acquisition debt (1)                    35               11             (24)
                                         -----            -----             ----
Total                                    2,523            2,581              58
                                         =====            =====             ====

(1) A portion of the acquisition cost for the shares of Sodexho Marriott Services, Inc. (now Sodexho, Inc.) acquired in June 2001 related to the rollover of employee stock options, was considered payable in Sodexho Alliance shares, which have not yet been issued. A liability was recorded in other liabilities as of the acquisition date. This liability has been revalued to reflect the price paid by Sodexho Alliance for shares it acquired on the open market to be used in connection with this stock option program. As of August 31, 2003, the fair value of the Sodexho Alliance shares wasEUR 24 million lower than its net book value; the fair value of the related debt wasEUR 24 million lower than its net book value.




 3.18 Other liabilities



                                   August 31, 2003             August 31, 2002
                                           (millions of euro)

Advances from clients                      171                         130
Tax and employee liabilities               974                         985
Other operating liabilities                 59                          81
Other non-operating liabilities             38                          55
Deferred revenues                           35                          29
Deferred tax liabilities                    17                          18
                                         -----                       -----
                                         1,294                       1,298
                                         =====                       =====



3.19 Statement of Cash Flows - Additional Information

    The table below provides additional information on the balance sheet line items impacting the cash flow statement, excluding exchange rate variations, changes in consolidation scope, or other variations not impacting cash flows.


3.19.1 Change in Working Capital

                                        Assets     Liabilities     Total Change
                                               (millions of euro)

Inventories                               9
Accounts receivable, net of
 allowance for doubtful accounts         (5)
Other operating receivables              (1)
Advances                                  8
Accounts payable                                           6
Vouchers payable                                          43
Taxes and social charges payable                          36
Other operating payables                                  26
Deferred revenues                                          0
                                      -----            -----              -----
Change in working capital from
 operating activities                    11              111                100
                                      =====            =====              =====

Investment related receivables            2
Investment related payables                              (17)
                                      -----            ------             ------
Change in working capital
 from investing activities                2              (17)               (19)
                                      =====            ======             ======

Financing related receivables            22
Financing related payables                                (1)
                                      -----            ------             ------
Change in working capital
 from financing activities               22               (1)               (23)
                                      =====            ======             ======



 3.19.2 Acquisitions of Tangible and Intangible Assets and Subsidiaries

   The following table presents the cash flows for tangible and intangible fixed assets for fiscal 2003.


                                          Acquisitions   Disposals      Net
                                                    (millions of euro)
Tangible and intangible assets,
 including certain deferred charges           (239)           14          (225)
Variation in financial assets                   (2)            1            (1)
                                              -----         -----         -----
Total change in tangible
 and intangible assets                        (241)           15          (226)
Acquisitions (disposals) of subsidiaries       (37)            2           (35)
Less: capital gains taxes                                                    0
Less: cash in acquired and
 disposed of companies, net                      3            (1)            2
                                              -----         -----         -----
Total change in consolidation scope            (34)            1           (33)
                                              -----         -----         -----
Total                                         (275)           16          (259)
                                              =====         =====         =====


 3.20 Commitments

   Commitments made as of August 31, 2003 (millions of euro) were as follows:

                                                                      August 31,
                                       August 31, 2003                   2002
                        Less than    1-5 years    > 5 years   Total      Total
                         1 year
Financial guarantees
 to third parties           14            45           0        59         41
Performance bonds on
 operating leases           13            20           0        33         62
Client performance
 bonds                       0            39           9        48         22
Other commitments            0            10           0        10         18
                         ------        ------       -----     -----      -----
Total                       27           114           9       150        143
                         ======        ======       =====     =====      =====


   With respect to the above table, there are no other significant off balance sheet commitments.

 Sureties

     In connection with its Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling EUR 18 million as of August 31, 2003. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries in fiscal 2003 were not significant.


 3.20.1 Commitments to purchase or sell shares in companies

   Commitments made:

o  Patriot Medical Technologies, Inc.

   The Group has entered into a put agreement with the minority shareholders of Patriot Medical Technologies, Inc. ("Patriot"), to acquire the remaining shares outstanding during the period from March 3, 2003 to March 3, 2004 for a total of U.S. $234,000 (EUR 0.2 million). As of August 31, 2003, a portion of the put option had already been exercised, in the amount of U.S. $100,000.


o  Medcheque

   The Group, through its Service Vouchers and Cards subsidiary in Brazil, has entered into a put agreement with the minority shareholders of Medcheque to acquire the remaining 35% of the shares outstanding during the period from July 2004 to July 2006 for a total price of between EUR 7.7 million (minimum assuming purchase is made in July 2004) and EUR 9.8 million (maximum assuming purchase is made in August 2006).


o  Abra (subsidiary of Sodexho Scandinavian Holding AB)

   The Group, through its Sodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 15% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount per the agreement is EUR 1.3 million and it is estimated at EUR 2.3 million, based on current projections.


o  Altys Multiservices

     The Group has entered into a put agreement to acquire 1.5% of the shares of Altys Multiservice from the minority share holders between October 1 and November 30, 2007 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.


o  Sodexho Italia

   The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority share holders on July 1, 2010 at the latest for a purchase price based on a multiple of the average economic profits as defined contractually.


o  Baren Menu

   The Group has entered into a put agreement to acquire the remaining 5% of the shares of Baren Menu in Germany from the minority share holders on December 31, 2005 at the latest for a purchase price estimated at EUR 0.25 million.

o  Sodexho MM Catering

   The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority share holders at any time for a purchase price based on a multiple of the average economic profits as defined contractually for a minimum amount of EUR 0.2 million.

 Commitments received:

o  Patriot Medical Technologies, Inc.

   The minority shareholders of Patriot have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot, if any, for the greater of U.S. $2 million and five times Patriot's EBITDA, reduced by adjustments defined in the contract between the parties.

o  Medcheque

   The minority shareholders of Medcheque have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above.

o  Abra (subsidiary of Sodexho Scandinavian Holding AB)

   The minority shareholders of Abra have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, in November 2005 at the latest.

o  Sodexho Italia

   The minority shareholder of Sodexho Italia has entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, on July 1, 2010 at the latest.

o  Altys Multiservices

   The minority shareholders of Altys Multiservice have entered into a call agreement to sell the remaining shares to the Group (18.5% as of August 31, 2003) between October 1 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.


 3.20.2 Other commitments

   Securitization

   Our food service subsidiaries in the United Kingdom have securitized without recourse a portion of their client receivables for an amount of EUR 82 million as of August 31, 2003.

 Commitments for stock options in Sodexho Alliance shares

   The Group has the following stock option commitments:

o 2,518,517 shares with an average exercise price of U.S. $26.35 to certain employees of Sodexho, Inc., in connection with the Group's acquisition of 53% of Sodexho Marriott Services, Inc. in June 2001. These options are exercisable in the following periods:

   o As from August 31, 2003 through August 31, 2011 at the latest: 1,651,722 shares

   o As from August 31, 2004 through August 31, 2011 at the latest: 648,256 shares

   o As from August 31, 2005 through August 31, 2011 at the latest:  218,539 shares

   o 5,085,838 Sodexho Alliance shares granted by the Board of Directors to Group employees in connection with various stock option plans. These options are exercisable in the following periods:

   o From January 2004 to January 2009: 744,262 shares at an exercise price ofEUR 24.00

   o From March 2004 to January 2005: 223,246 shares at an exercise price of EUR 39.86

   o From January 2005 to January 2009: 744,263 shares at an exercise price of EUR 24.00

   o From March 2005 to January 2006: 319,135 shares at an exercise price of EUR 48.42

   o From January 2006 to October 2007: 432,790 shares at exercise prices of EUR 21.87 andEUR 47.00

   o From January 2006 to January 2009: 744,262 shares at an exercise price of EUR 24.00

   o From January 2006 to March 2008: 1,133,617 shares at an exercise price of EUR 47.00

   o From January 2007 to January 2009: 744,263 shares at an exercise price of EUR 24.00

   In connection with its acquisition of Sogeres, the Group committed to maintain Sogeres' stock option plan dated August 1, 1997. The Group committed to acquire the Sogeres shares from the optionees through September 2004 and has recorded a related liability in its accounts. As of August 31, 2003 this liability totals EUR 0.7 million. A second stock option was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of EUR 3.5 million was recorded in the consolidated financial statements as of August 31, 2003.

   Operating lease commitments

   Operating lease commitments are as follows:

    Less than one year............EUR 65 million

    From one to five years........EUR 119 million

    More than five years..........EUR 36 million

   Operating lease commitments primarily relate to central kitchens under tri-partite agreements for EUR 40 million and rents for office space and various equipment.


3.21  Retirement plans

  The following table presents defined benefit obligations by geographic zones:


                United
                Kingdom and    Continental               August 31,  August 31,
                Ireland        Europe        Others        2003         2002

Benefit obligation
 to employees          341          131          5           477           468
Liability recorded       0           75          5            80            84
Fair value of assets   228           41          0           269           261


 Obligations recorded in the balance sheet

   Obligations recorded as a liability in the balance sheet relate to retirement indemnities and related payments totaling EUR 80 million.


 Other obligations

   As of August 31, 2003, retirement plan obligations which were not recorded as a liability in the balance sheet because of the existence of an external fund totaled EUR 397 million. Partially offsetting this amount are external funds totaling EUR 269 million.

   United Kingdom and Ireland

   In the United Kingdom and Ireland, the retirement plan obligations for which there is an external fund relate to a complementary retirement plan based on a percentage of ending salary (affected personnel working in the private sector) or based on comparable payments in the public sector (affected personnel working in the public sector).

   The obligations have been calculated using the projected unit credit valuation method using the following assumptions:

   Discount rate..........................        5.3%
   Rate of salary increase................        3.9%
   Inflation rate.........................        2.6%
   Rate of return on plan assets..........        6.3%

   It was decided during fiscal 2003 to close the plan to new employees effective July 1, 2003 and to increase the contributions to the funds, which should allow for full coverage of the obligation at the end of a period of eight years.

 Continental Europe

   In Continental Europe, the main defined benefit plan is in the Netherlands, where retirement plan indemnities are provided to certain employees. The obligations are calculated using the projected unit credit valuation method with the following assumptions:

     Discount rate..........................        5.75%
     Rate of salary increase................        3.0%
     Inflation rate.........................        2.0%
     Rate of return on plan assets..........        5.9%


 United States

   Our subsidiaries in the United States do not have significant defined benefit plans. There is a defined contribution plan.


4. OTHER  INFORMATION

   4.1 Compensation, Advances, Loans and Retirement Plan Commitments Made to Members of the Sodexho Alliance Board of Directors

   Compensation totaling EUR 120,000 was allocated to members of the Board of Directors during fiscal 2003 and EUR 30,000 was paid to the defined contribution retirement plan for members of the Board of Directors of Sodexho Alliance. There were no advances or loans to members of the Board of Directors of Sodexho Alliance as of August 31, 2003.

   4.2 Related Parties

     Bellon S.A. holds 38.63% of the capital of Sodexho Alliance. Pursuant to an agreement between Bellon S.A. and Sodexho Alliance, Bellon S.A. invoiced Sodexho AllianceEUR 2.4 million for consulting and advisory services during fiscal 2003. Sodexho Alliance paid dividends ofEUR 37.5 million to Bellon S.A. during fiscal 2003.


   4.3 Legal Proceedings

   In connection with the expansion of its activities in Lebanon, Sodexho Pass International SA (SPI), a subsidiary of Sodexho Alliance SA, acquired 40% of the share capital of Sodexho Pass Lebanon. Prior to the commencement of operating activities, SPI exerted its right to cancel the agreement due to a misunderstanding with one of the partners, the manager of Sodexho Pass Lebanon. The Lebanon partners claimed damages from SPI. On February 20, 2003, the Arbitration Court ordered Sodexho Pass International to pay U.S. $2 million. This ruling was final and not subject to appeal. The amount paid was expensed as an exceptional item during fiscal 2003.


   On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc. (later known as Sodexho Marriott Services, Inc., and now known as Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998 and ending on July 1, 2001,as well as reimbursement of plaintiffs' costs and attorneys' fees. Sodexho, Inc. has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc.'s requests for permission to appeal this decision have been denied by both the U.S. Court of Appeals for the District of Columbia and the U.S. Supreme Court. The parties to this litigation are currently engaged in discovery. A resolution of plaintiffs' claims in their favor could have a material effect on our net income. In fiscal 2002, a provision of U.S. $10 million (EUR 11 million at the fiscal 2002 exchange rate and EUR 9 million as of August 31,
2003) was recorded for defense costs anticipated in connection with this lawsuit.

   We are involved in a number of other legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to the these proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.




4.4 Subsequent Events

    There have been no significant events arising subsequent to August 31, 2003.


4.4 List of Subsidiaries

    A list of subsidiaries and the Group's percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary. The annotation "N" denotes the 19 companies consolidated for the first time in fiscal 2003. Two of these companies were acquired during the year, and the remainder were newly created entities or previously deconsolidated companies. The annotation "EM" denotes the 11 companies accounted for by the equity method. All other companies are fully consolidated.



                                        % voting       Principal
                       % interest       rights         activity        Country
France
      Societe Francaise
      de Restauration                                         FMS       France
      Comrest                                                 FMS       France
      Sofomedi                                                FMS       France
      Sorescom                                                FMS       France
      Sorepar                                                 FMS       France
      Altys Multiservices   80%            80%                FMS       France
      Altys Gestion                                           FMS       France

EM    Saggel Holding        30%            30%                FMS       France
      Societe Francaise
       de Services                                            FMS       France
      Societe Francaise
       de Restauration
       et Services                                            FMS       France
      Societe Marseillaise
       de Restauration
       et Services                                            FMS       France
      Societe de
       Developpement
       des Services
       de Proximite         92%            92%                FMS       France
      Sodequip                                                FMS       France
      Societe Havraise
       de Restauration
       et Services                                            FMS       France
N     O.L. Restauration     70%            70%                FMS       France
      Ecorest               51%            51%                FMS       France
      Sodexho Prestige                                        FMS       France
      S.I.R. FMS France
      C.I.R. FMS France
      Siges                                                   FMS       France
      La Normande SA                                          FMS       France
      La Normande Sarl                                        FMS       France
      Hedelrest                                               FMS       France
      R.G.C.                                                  FMS       France
      Sagere                                                  FMS       France
      Sogerest                                                FMS       France
      Societe Bretonne
       de Restauration
       et Services                                            FMS       France
      Societe Thononaise
       de Restauration et                                     FMS       France
       Services
      Sogeres
       (sub-consolidation)                                    FMS       France
      Bateaux Parisiens
       (sub-consolidation)                                    RHC       France
      Armement Lebert
       Buisson                                                RHC       France
      Societe des
       Thermes de
       Neyrac-les-bains                                       RHC       France
      Emis                                                    FMS       France
      Catesco                                                 FMS       France
      Sodexho Cheques
       et Cartes de
       Services                                               SVC       France
      Sodexho Pass
       International                                          HOL       France
      Sodexho France                                          HOL       France
      Universal Sodexho SA                                    HOL       France
      Sofinsod                                                HOL       France
      Etinbis                                                 HOL       France
      Etin                                                    HOL       France
      Gardner Merchant Groupe                                 HOL       France
       Loisirs Developpement                                  HOL       France
      Holding Altys                                           HOL       France
      Astilbe               86%            86%                HOL       France
      Holding Sogeres                                         HOL       France
N     Sodexho Amerique
       du Sud                                                 HOL       France
N     Sodexho Management                                      HOL       France
N     Sodexho Europe
       Continentale                                           HOL       France
N     Sodexho Asie Oceanie                                    HOL       France
      Sodexho I.S. & T.                                       HOL       France
      Siges Guyane                                            FMS       France
      Societe Hoteliere
       de Tourisme de Guyane                                  FMS       France
      Sodex'Net                                               FMS       France
      Guyane Proprete                                         FMS       France


      La Salamandre                                           FMS       France
      Societe Guyanaise
       de Protection et
       Gardiennage                                            FMS       France
      Sodexho Antilles                                        FMS       France






                      % interest        % voting       Principal      Country
                                        rights         activity
Americas

      Sodexho, Inc.
       (sub-
       consolidation)                                         FMS       USA
 N    Patriot
       Clinical
       Services           91%              91%                FMS       USA
 N    Sodexho
       Vending
       Services           51%              51%                FMS       USA
      Spirit Cruises                                          FMS       USA
      Delta Catering
       Management         49%              49%                FMS       USA
      Universal
       Sodexho
       (USA), Inc.                                            HOL       USA
      Universal
       Services
       Partnership                                            FMS       USA
      Universal
       Services
       Enterprises
       LLC                                                    FMS       USA
      Sodexho Pass
       USA                                                    SVC       USA
      Energy
       Catering
       Services
       LLC                                                    FMS       USA
      Universal
       Sodexho
       Empresa de
       Servicios y
       Campamentos                                           FMS      Venezuela
      Universal
       Sodexho
       Services de
       Venezuela                                             FMS      Venezuela
      Universal
       Sodexho
       do Brazil
       Comercial
       Ltda                                                  FMS         Brazil
      Sodexho Do
       Brazil             90%              90%               FMS         Brazil
      Sodexho
       Argentina                                             FMS      Argentina
      Sodexho
       Colombia           65%              65%               FMS       Colombia
      Sodexho
       Venezuela
       Alimentacion
       y Servicios        70%              70%               FMS      Venezuela
      Sodexho Costa
       Rica                                                  FMS     Costa Rica
      Sodexho Mexico                                         FMS        Mexico
      Doyon Universal
       Services JV        50%              50%               FMS        USA
      Sodexho Peru                                           FMS        Peru
      Sodexho sitios
       remotos de Peru                                       FMS        Peru
EM    B.A.S.              33%              33%               FMS        Chile
N, EM B.A.S. II           33%              33%               FMS        Chile
      Siges Chile                                            FMS        Chile
      Sodexho Chile
     (sub-consolidation)                                     FMS        Chile
      Sodexho servicios
       de personnel                                          FMS        Mexico
      Sodexho
       mantenimiento
       y servicios                                           FMS        Mexico
      Sodexho Pass
       do Brazil                                             HOL        Brazil
      Medcheque           65%              65%               SVC        Brazil
      Cardapio
       informatica                                           SVC        Brazil
      National
       administracao
       de restaurentes                                       SVC        Brazil
      Sodexho Pass
       Do Brazil
       Commercial E
       Servicio                                              SVC        Brazil
      Sodexho Pass Chile                                     SVC        Chile
      Sodexho Pass
       Venezuela          64%              64%               SVC      Venezuela
      Sodexho Pass
       de Colombia        51%              51%               SVC       Colombia
      Luncheon Ticket     60%              60%               SVC      Argentina
      Prestaciones
       Mexicanas SA
       de CV                                                 SVC        Mexico
      Sodexho Servicios
       Operativos                                            SVC      Venezuela






                      % interest        % voting       Principal      Country
                                        rights         activity
Africa

     Universal
      Sodexho Afrique                                        FMS        France
     Universal
      Sodexho
      North Africa                                           FMS        France
     Sodexho Nigeria                                         FMS        Nigeria
     Universal
     Sodexho Gabon        90%              90%               FMS        Gabon
N    Sodexho Angola                                          FMS        Angola
     Sodexho Pass
      Tunisie             49%              49%               SVC        Tunisia
     Sodexho Maroc                                           SVC        Morocco
     Universal
      Sodexho
      Ecuatorial
      Guinea              70%              70%               FMS     Equatorial
                                                                     Guinea
      Sodexho Cameroun    70%              70%               FMS     Cameroon
      Universal
       Sodexho Congo                                         FMS        Congo
      Sodexho
       Southern
       Africa
       (sub-
       consolidation)     55%              55%               FMS   South Africa
       Sodexho
        Investments
        Ltd                                                  HOL   South Africa
       Sodexho Tanzanie                                      FMS      Tanzania





                      % interest        % voting       Principal      Country
                                        rights         activity
Europe

      Sodexho Monaco                                          FMS       Monaco
      Sodexho Belgique                                        FMS       Belgium
      Altys Belgium                                           FMS       Belgium
      Restaura                                                FMS       Belgium
N     Altys Suisse                                            FMS   Switzerland
N     Altys Deutschland                                       FMS       Germany
      Sodexho Luxembourg
      (sub-consolidation)                                     FMS    Luxembourg
      Sodexho Italia
      (sub-consolidation)                                     FMS       Italy
      Sodexho D.O.O.                                          FMS      Slovakia
      Sodexho Oy                                              FMS      Finland
N     Coffee Queen Oy     92%              92%                FMS       Sweden
      Sodexho Scandinavian
       Holding (sub-
       consolidation)                                         FMS       Sweden
      Sodexho Espana
       (sub-consolidation)                                    FMS       Spain
      Sodexho Portugal
       II Restauracao e
       Servicios          90%              90%                FMS      Portugal
      Sodexho Portugal
       Catering                                               FMS      Portugal
      Sodexho Hellas      51%              51%                FMS      Greece
      Sodexho Catering
       & Services Gm                                          FMS      Germany
      Eiring S.C.S.
       Catering
       Services GmbH                                          FMS      Germany
      Plauen Menu                          90%                FMS      Germany
      Baren Menu GmbH     95%              95%                FMS      Germany
      Sodexho A.O.                                            FMS      Russia
N     Sodexho Euroasia                                        FMS      Russia
      Imagor Services                                         HOL      Belgium

      Sodexho Catering                                                 Czech
       Spol Sro                                               FMS     Republic

      Sodexho
       Skolni                                                          Czech
       Hidelny Sro                                            FMS     Republic

      Sodexho
       Spolocne                                               FMS      Slovakia
      Sodexho
       Magyarorszag
       Kft                                                    FMS      Hungary
      Zona Vendeglato
       Kft                                                    FMS      Hungary
      Sodexho
       Toplu Yemek                                            FMS       Turkey
      Sodexho Polska
       Sp. Zoo                                                FMS       Poland
      Sodexho MM
       Catering GmbH      91%              91%                FMS       Austria
EM    Agecroft
       Prison                                                           United
       Management         50%              50%                FMS       Kingdom

       Sodexho
        Services                                                        United
        Group Ltd                                             HOL       Kingdom

                                                                        United
EM      HPC Limited       25%              25%                FMS       Kingdom

        Sodexho
         International                                                  United
         Holdings Ltd                                         HOL       Kingdom

        Keyline
         Travel                                                         United
         Management                                           FMS       Kingdom

        Sodexho                                                         United
         Limited                                              FMS       Kingdom

        Sodexho
         Prestige                                                       United
         Limited                                              FMS       Kingdom

        Universal
         Sodexho                                                        United
         Scotland                                             FMS       Kingdom

        Harmondsworth
         Detention                                                      United
         Services ltd     51%              51%                FMS       Kingdom

                                                                        United
        UKDS                                                  FMS       Kingdom

        Tillery
         Valley
         Foods Ltd                                            FMS       Kingdom

        Rugby
         Hospitality                                                    United
         2003 Ltd         55%              55%                FMS       Kingdom

        Sodexho
         Defence                                                        United
         Services Ltd                                         FMS       Kingdom

        Sodexho
         Land                                                           United
         Technology Ltd                                       FMS       Kingdom

N       Sodexho
         Investments                                                    United
         Services Ltd                                         FMS       Kingdom

N, EM   Peterborough
         Prison                                                         United
         Management Ltd   33%              33%                FMS       Kingdom

N, EM   Ashford
         Prison                                                         United
         Services Ltd     33%              33%                FMS       Kingdom

        Sodexho
         Holding                                                        United
         Limited                                              HOL
        Sodexho
         Education                                                      United
         Servic                                                         Kingdom
        Sodexho
         Management                                                     United
         Services Ltd                                         FMS       Kingdom
        Sodexho
         Healthcare                                                     United
         Services Ltd                                         FMS       Kingdom
        Sodexho
         Support                                                        United
         Services                                             HOL       Kingdom
        Universal
         Sodexho
         Norway                                               FMS       Norway
        Universal
         Sodexho                                                        United
         Holdings Ltd                                         HOL       Kingdom
        Universal
         Services                                                       United
         Europe Ltd                                           FMS       Kingdom
        Universal
         Sodexho
         Nederlands BV                                        FMS   Netherlands
        Primary
         Management                                                     United
         Aldershot        60%              60%                FMS       Kingdom
EM      Mercia
         Healthcare                                                     United
         Holding Ltd      25%              25%                FMS       Kingdom
EM      South
         Manchester                                                     United
         Healthcare Ltd   25%              25%                FMS       Kingdom
        Sodexho
         Holdings -
         Ireland Ltd                                          HOL       Ireland
        Sodexho
         Ireland
         Limited                                              FMS       Ireland
        Sodexho BV                                            FMS   Netherlands
        Sodexho
         Nederland BV                                         FMS   Netherlands
        Sodexho
         Prestige BV                                          FMS   Netherlands
        Sodexho
         Pass Belgique    70%              70%                SVC      Belgium
        Special Event                                         SVC      Belgium
        Sodexho Pass
         Luxembourg                                           SVC    Luxembourg
        Sodexho
         Pass GmbH                                            SVC      Germany
        Sodexho
         Card
         Services GmbH                                        SVC      Germany
        Sodexho
         Pass srl                                             SVC      Italy
        Sodexho
         Pass Espana                       95%                SVC      Spain
        Ticket Menu       95%              95%                SVC      Spain
        Sodexho
         Pass Austria                                         SVC     Austria

        Sodexho                                                         United
         Pass Limited                                         SVC       Kingdom
        Sodehxo
         Pass Hungaria Kft                                    SVC      Hungary
N       Sodexho
         Pass Bulgaria                                        SVC     Bulgaria
        Sodexho
         Pass Ceska                                                    Czech
         Republika                                            SVC     Republic
        Sodexho
         Pass Slovak
         Republic                                             SVC     Slovakia
        Sodexho
         Pass Polska                                          SVC     Poland
        Sodexho
         Restoran
         Servisleri AS    80%             80%                 SVC     Turkey
        Sodexho
         Pass Romania                                         SVC     Romania

        Catamaran                                                      United
         Cruisers                                             FMS      Kingdom
        Compagnie
         Financiere
         Aurore
         International                                        HOL     Belgium
        Pakzon                                                HOL   Switzerland








                      % interest        % voting       Principal     Country
                                        rights         activity
Asian - Pacific,
 Middle East

      Kelvin                                                           United
       Catering                                                        Arab
       Services        49%                49%                 FMS      Emirates


      Teyseer
       Services
       Company         49%                49%                 FMS        Qatar

      Socat LLC        50%                50%                 FMS        Oman

                                                                         Saudi
      N.C.M.S.         50%                50%                 FMS        Arabia

      Abbar &                                                            Saudi
       Zainy           50%                50%                 FMS        Arabia

                                                                       United
                                                                       Arab
      SISA (FZE)                                              FMS      Emirates

      Restauration
       Francaise (New-
       Caledonia)     72%                 72%                 FMS       France

      Sodexho
       Nouvelle
       Caledonie      54%                 54%                 FMS       France

      SRRS
       (la Reunion)                                           FMS       France

      Sodexho -
       Singapore                                              FMS     Singapore

      Sodexho
       Malaysia                                               FMS      Malaysia

      Sodexho -
       Hong Kong Ltd                                          FMS     Hong Kong

      Sodexho Korea
       Co Ltd                                                 FMS       Korea

      Universal
       Sodexho                                                         United
       Eurasia                                                FMS      Kingdom

      Universal
       Remote Site
       Services                                               FMS     Singapore

      Aims
       Corporation                                            FMS     Australia

      PT Universal
       Ogden
       Indonesia      50%                 50%                 FMS     Indonesia

      Sodexho -
       Australia                                              FMS     Australia

N      Rugby
       Hospitality
        2003 Pty      55%                100%                 FMS     Australia
  EM   Serco
        Sodexho
        Defence
        Services
        Pty Ltd       50%                 50%                 FMS     Australia

        Sodexho
         Venues
         Australia
         Pty                                                  FMS     Australia
  EM    Serco
         Sodexho
         Defence
         Services
         New Zealand  50%                50%                  FMS   New Zealand

        Minesite
         Catering
         Pty Ltd                                              FMS     Australia

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

        Sodexho
         Services
         Company
         Ltd Shanghai                                         FMS     China

        Sodexho
         (Suzhou)
         Catering Company                                     FMS     China

        Beijing
         Sodexho
         Catering
         Services
         Company Ltd                                          FMS      China

        Guangzhou
         Sodexho
         Management
         Services Ltd                                         FMS      China

        Sodexho
         Pass
         Shanghai                                             SVC       China

        Sodexho
         India                                                FMS       India

        Sodexho
         Pass
         Services
         India        74%                74%                  SVC       India

N       Sodexho
         Services
         Liban        60%                60%                  FMS      Lebanon

        Sakhalin
         Support
         Services     95%               95%                   FMS       Russia


        Allied
         Support
         Sakhalin                                             FMS       Russia


Business: FMS = Food and Management Services, SVC = Service Vouchers and Cards, HOL = Holding Company

5. DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

     The Group's consolidated financial statements have been prepared in accordance with French GAAP which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The effects of the application of U.S. GAAP to net income and shareholders' equity are set forth in the tables below:

 5.1 Reconciliation of consolidated net income (loss)


                                       For the year ended August 31,

                                    2003            2002            2001
                                (millions of euro, except per-share amounts)


Net income                          162             202             128
                                   ----           -----           -----
U.S. GAAP adjustments: (1)

(a) Business combinations           (39)           (100)           (135)
(b) Stock-based compensation          5             (10)             (2)
(c) Pensions and postretirement
     benefits                       (27)             (3)              2
(d) Investments in marketable
     equity securities                -               -             (35)
(e) Detachable stock
     purchase warrants               (7)             (7)             (6)
(f) Derivative financial
     instruments                     22              (6)              9
(g) Treasury shares                   4              19               0
(h) Other, net                       (2)             (4)            (22)
(i) Deferred income
     tax effect                      29              45              27
                                   ----           -----           -----
Total U.S. GAAP adjustments         (15)            (66)           (162)
                                   ----           -----           -----
Net income (loss),
 as determined under U.S. GAAP      147             136             (34)
                                   ====           =====           =====
Earnings (loss) per share,
 as determined under U.S. GAAP
(j) Basic earnings (loss)
     per share                     0.94            0.86           (0.25)
(j) Diluted earnings (loss)
     per share                     0.94            0.85           (0.25)

(1) Refer to note 5.5 for explanations.




 5.2 Reconciliation of consolidated shareholders' equity



                                                             August 31,
                                                       2003             2002
                                                         (millions of euro)

Shareholders' equity                                  2,249            2,398

U.S. GAAP adjustments: (1)
(a) Business combinations                              (352)            (337)
(b) Stock-based compensation                              4               (1)
(c) Pensions and postretirement benefits                (63)             (26)
(e) Detachable stock purchase warrants                    5               12
(f) Derivative financial instruments                      6              (16)
(g) Treasury shares                                     (78)            (100)
(h) Other, net                                           12               15
(i) Deferred income tax effects                         (47)             (65)
                                                      -----           ------
Total U.S. GAAP adjustments                            (513)            (518)
                                                      -----           ------
Shareholders' equity,
 as determined under U.S. GAAP                        1,736            1,880
                                                      =====           ======

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



                                              For the year ended August 31,
                                          2003           2002            2001
                                                   (millions of euro)
Net income (loss),
 as determined under U.S. GAAP            147            136             (34)
                                         ----           ----            ----
(d) Unrealized gains and losses on
     available-for-sale securities(1):

      Net unrealized holding loss
       arising during the period                                         (31)

      Reclassification adjustment for
       losses included in net income                                      31

(f) Change in fair value of
     cash flow hedge(1)                     4             (7)             (6)

(c) Additional minimum
     pension liability(1)                  (9)           (33)

Foreign currency translation adjustments (223)          (130)            (53)
                                         ----           ----            ----
Other comprehensive income (loss),
 as determined under U.S. GAAP           (228)          (170)            (59)
                                         ----           ----            ----
Comprehensive income (loss),
 as determined under U.S. GAAP            (81)           (34)            (93)
                                         ====           ====            ====

(1) Refer to note 5.5 for explanations.


 5.4  Condensed U.S. GAAP statement of operations


                                                For the year ended August 31,
                                         2003            2002           2001(1)
                                                    (millions of euro)
Revenues                                11,690          12,618           7,557
Other operating income                      57              78              24
Operating expenses,
 excluding goodwill and
 intangible assets                      11,232
amortization                            12,166           7,284
Goodwill and intangible
 assets amortization                       115             126             144
                                        -------         -------          ------
Operating income                           400             404             153

Interest expense                           158             203             109
Equity in income
 (loss) of investees                         4               6               2
Other non-operating
 income (expense)                           16              33              (7)
                                        ------          -------          ------
Income before income taxes,
 minority interest and
 extraordinary item                        262             240              39
Income tax expense                         105              91              61
Minority interest
 in net income of
 consolidated subsidiaries                   9              13               9
                                        ------          -------          ------
Income (loss) before
 extraordinary item                        147             136             (31)
Extraordinary loss
 on extinguishment of debt                  -               -               (3)
                                        ------          -------          ------
Net income (loss)                          147             136             (34)
                                        ======          =======          ======

(1) For fiscal 2001, the most significant differences between the amounts reported in accordance with French GAAP and those reported under US GAAP relate to the accounting for Sodexho, Inc. (formerly, Sodexho Marriott Services, Inc.). See note 5.5 (a) for additional information on the nature of this accounting difference.


 5.5 Notes to reconciliation of consolidated net income and consolidated shareholders' equity

    (a) Business combinations

     Under French GAAP, all of the Group's business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is amortized over its estimated useful life. Where the Group has established a strong presence in a geographic market through an acquisition, an additional intangible asset, market share, is recorded in the allocation of purchase price. In accordance with French GAAP, this market share intangible asset is not amortized. However, it is evaluated annually for impairment as described in note 1. Deferred taxes are not recorded with respect to goodwill or market share under French GAAP.


     Under U.S. GAAP, all of the Group's business combinations are accounted for as purchases. In accordance with SFAS 141, "Business Combinations", and related interpretations (APB 16 prior to July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, workforce (prior to July 1, 2001 only) and software intangible assets were identified with respect to the Group's acquisitions. As a result, part of what was allocated to market share and goodwill under French GAAP is reallocated to these identified intangible assets for U.S. GAAP. The remaining excess of cost over fair value of the net assets acquired is recorded as goodwill. In accordance with SFAS 142 (APB 17 prior to September 1, 2001) all intangible assets acquired, including customer relationships, trademarks and software are amortized over their estimated useful lives. In accordance with APB 17, goodwill and assembled workforce were amortized through fiscal 2001; thereafter assembled workforce has been reclassified to goodwill, which is no longer amortized. A deferred tax liability is recorded with respect to all intangible assets except goodwill. Generally, the amount assigned to goodwill is increased by an amount equal to the deferred taxes recorded.

     A summary of the composition of the aggregate adjustments included in the reconciliations of consolidated net income (loss) and consolidated shareholders' equity related to the Group's business combinations follows:



                                             For the year ended August 31,
                                         2003            2002           2001
                                                   (millions of euro)

     Sodexho, Inc                        (30)            (88)           (74)
     Gardner Merchant                    (11)            (21)           (39)
     Other                                 2               9            (22)
                                        -----           -----         ------
                                         (39)           (100)          (135)
                                        =====           =====         ======


    For the year ended August 31, 2001, the effects of deferred income taxes and minority interests pertaining to Sodexho, Inc. were included in the business combinations adjustment as follows:



                                              For the year ended
                                                August 31, 2001
                                               (millions of euro)
 Sodexho, Inc.:
  Adjustment before deferred
   income taxes and minority interest                 (200)
  Effect of deferred income taxes                       68
  Effect of minority interest                           58
                                                      -----
  Total Sodexho, Inc                                   (74)
                                                      =====

     The deferred income tax effect related to the adjustments for the acquisition of Sodexho, Inc. (for fiscal 2003 and 2002), Gardner Merchant and other business combinations is included in the reconciliations of consolidated net income (loss) and consolidated shareholders' equity within the caption "Deferred income tax effects." There is no minority interest impact related to the adjustments for the Gardner Merchant acquisition or other business combinations.


     As of August 31, 2003, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by EUR 1.4 billion, decrease intangible assets other than goodwill by EUR 1.5 billion and increase deferred tax liabilities by EUR 0.3 billion. As of August 31, 2002, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by EUR 1.5 billion, decrease intangible assets other than goodwill by EUR 1.6 billion and increase deferred tax liabilities by EUR 0.4 billion.


   The following table presents the allocation of intangible assets and goodwill, their estimated useful lives and the related amortization expense.


                                                        Amortization Expense
                     August 31,        Estimated        Year Ended August 31,
                   2003      2002     Useful Life    2003       2002       2001
                 (millions of euro)     (years)          (millions of euro)

Customer
 relationships    1,438     1,599       10 - 19        87         97         57
Assembled
 workforce           -         -           6            -          -          7
Trademarks           30        33          5            -          -          -
Software and other  182       226        3 - 7         28         29         16
Goodwill          3,257     3,484                       -          -         64
                 -------   -------                   -----      -----      -----
                  4,907     5,342                     115        126        144
                                                     =====      =====      =====

Accumulated
 amortization      (820)     (828)
                 -------   -------
Total intangible
 assets and
 goodwill, net    4,087     4,514
                ========   ========



   Incremental U.S. GAAP amortization with respect to software and other intangible assets totaled EUR 7 million, EUR 7 million and EUR 6 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively, and principally related to leased assets which are capitalized under U.S. GAAP but treated as operating leases under French GAAP.

   Additional information with respect to the differences between French GAAP and U.S. GAAP for the Group's significant acquisitions is provided below.

 Sodexho, Inc. (formerly Sodexho Marriott Services, Inc.)

   Under French GAAP, the Group consolidated Sodexho, Inc., of which it owned 47.4% as of August 31, 2000, until the Group acquired the remaining shares on June 20, 2001 (at which time it owned 46.9% of Sodexho, Inc.). French GAAP generally requires consolidation of greater than 40%-owned subsidiaries if there is no single more significant shareholder. Under U.S. GAAP, Sodexho, Inc. is required to be accounted for by the equity method until the date when the remaining shares were acquired. The reconciling items included in the tables above related to net income and shareholders' equity principally reflect the impact of re-allocating market share and goodwill, as recorded under French GAAP, to identified intangible assets, including customer contracts, software and assembled workforce as well as the related deferred tax effects. These assets are being amortized over their estimated useful lives of 17 years, seven years and six years, respectively, under U.S. GAAP for purposes of the reconciliation. The remaining excess was allocated to goodwill which was amortized over its estimated useful life of 30 years through August 31, 2001.

   In connection with the acquisition of the 53% of Sodexho, Inc. it did not already own, Sodexho Alliance agreed to convert the unvested stock options into unvested Sodexho Alliance stock options. Sodexho Alliance recorded a liability amounting to EUR 79 million in connection with this agreement, computed as the aggregate intrinsic value of the options (using the market value of the underlying shares of EUR 53.47 based on the average Sodexho Alliance share price over the 20 days preceding the transaction). The liability was recorded as part of the cost of the acquisition. For the year ended August 31, 2002, the liability was reduced (with a corresponding benefit recorded in the income statement) by EUR 37 million, which was computed as the lesser of a) the original provision and b) the difference between EUR 53.47 per share and the acquisition cost of the related treasury shares (see note 5.5 (h)). For the year ended August 31, 2003, the liability was reduced (with a corresponding benefit recorded in the income statement) by EUR 13.5 million, which was computed as the lesser of a) the original provision and b) the difference between EUR 53.47 per share and the acquisition cost of the related treasury shares
(see note 5.5 (h)).

   Under U.S. GAAP, the portion of the intrinsic value of the rolled over unvested options related to future service was recorded as unearned compensation in shareholders' equity. The fair value of these stock options was recorded as shareholders' equity.


   Prior to its consolidation beginning June 20, 2001 under U.S. GAAP, the impact of the adjustment related to the accounting for Sodexho, Inc. between French and U.S. GAAP was more pronounced than it is currently, now that Sodexho, Inc. is fully consolidated under both U.S. GAAP and French GAAP. For fiscal 2001 the impact of the adjustment on the statement of operations and balance sheet was to decrease revenues and operating income by EUR 4,379 million euro and EUR 291 million, respectively, and to increase total assets and total liabilities by EUR 551 million and EUR 675 million, respectively. Beginning
June 20, 2001, Sodexho, Inc. is consolidated under French and U.S. GAAP. The impact of the adjustment on the income statement is reflected in the condensed U.S. GAAP income statement in note 5.4.


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

    Stock purchase plan

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


 Stock options

   In addition, the Group has historically granted certain employees options to purchase common shares of Sodexho Alliance. Under French GAAP, these transactions have no impact on the income statement. For U.S. GAAP, the Group has elected to account for its stock-based compensation plans in accordance with the intrinsic value method prescribed by APB Opinion No. 25 which requires that companies recognize total compensation cost equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of shares an employee is entitled to receive and the exercise price are known on the date of grant are referred to as "fixed" stock option grants. All other grants are considered to be "variable" stock option grants. For fixed stock option grants, total compensation cost is measured only once, on the date of grant. For variable stock option grants, this excess is estimated periodically at interim dates and final measurement occurs on the measurement date. Compensation expense for both fixed and variable option grants is recognized over the employee service period, which is generally the vesting period of the option, in accordance with the provisions of FIN 28. Total compensation expense recognized under U.S. GAAP with respect to these stock options was EUR 0.3 million, EUR 0.8 million and EUR 1.2 million and for each of the years ended August 31, 2003, 2002 and 2001, respectively.

 Other stock-based compensation

   In addition to traditional stock option plans, certain of the Group's subsidiaries have stock-based compensation plans whereunder an employee is granted a number of hypothetical shares in the subsidiary ("phantom shares"). The employee is entitled to any appreciation in the value, as determined by application of a formula based on a multiple of adjusted EBITA, of those phantom shares. The employee's interest in that appreciation vests 100% after completion of a service period (generally, between four and five years). For French GAAP, compensation expense is recognized currently for the amount of the total appreciation in the value of the phantom shares (or change in value in subsequent periods) as computed based on the contractual formula. For U.S. GAAP, the total compensation expense is computed in the same manner; however, the expense is recognized ratably over the service period. Total compensation expense recognized under U.S. GAAP with respect to these plans was EUR 1.4 million and EUR 1 million for the years ended August 31, 2003 and 2001 compared to EUR 3.4 million and EUR 0.5 million recognized under French GAAP for the same period. There was no compensation expense recognized under U.S. GAAP with respect to these plans for the year ended August 31, 2002.


 (c) Pensions and postretirement benefits

   Prior to fiscal 2001, the Group accounted for certain of its pension and similar obligations on a pay as you go basis for French GAAP purposes. In fiscal 2001, a new accounting policy was adopted for French GAAP (except for funded plans as described below) under which pension and similar obligations are accrued using the projected unit credit valuation method. Accrued pension obligations were recorded as an adjustment directly to shareholders' equity as of September 1, 2000. However, for funded plans to which the Group subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.


   Under U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, "Employers' Accounting for Pensions." Transition obligations have been calculated as of September 1, 1999 as permitted for companies outside the United States and have been amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2003 and 2002, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as accumulated other comprehensive income, a component of shareholders' equity.


 (d) Investments in marketable equity securities

   The adjustment for investments in marketable equity securities relates principally to the Group's investment in Corrections Corporation of America ("CCA"). Under French GAAP, this investment was considered an investment in a non-consolidated company. Due principally to the uncertainty of the outcome of litigation between CCA and some of its shareholders, the investment was fully provisioned in fiscal 2000. Under U.S. GAAP, marketable equity securities are classified as trading securities, available-for-sale securities, or held-to-maturity. Available-for-sale securities are reported at market value, with unrealized gains and losses excluded from earnings and recorded directly in equity as a separate component of accumulated other comprehensive income. Unrealized gains and losses on available-for-sale securities are generally transferred from accumulated other comprehensive income to the profit and loss account when they are realized. However, unrealized losses which are considered other than temporary in nature are transferred to the profit and loss account when such determination is made. The Group's investment in CCA is considered available-for-sale under U.S. GAAP. Accordingly, under U.S. GAAP the Group's investment in CCA was written down to its market value (EUR 35 million) as of August 31, 2000 which resulted in a lower write-down than under French GAAP in that year. The decline was considered other than temporary and, therefore, was recognized in earnings of the period. During fiscal 2001, when the investment was sold, an additional charge (EUR 35 million) was recorded under U.S. GAAP to reflect the incremental decline in value from the August 31, 2000 until the sale date. As of August 31, 2001, the Group had divested its entire investment in CCA.


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


 (f) Derivative financial instruments

  Under French GAAP, the Group's derivative financial instruments, which primarily include interest rate and cross-currency swap agreements on debt instruments, are considered to hedge the underlying debt. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt. For swaps negotiated on intercompany debt, the difference between the amount of the debt at the period end rates and the swapped rates is recorded as debt. Where the hedge is of a net investment in a foreign subsidiary, the resulting foreign currency translation difference is recorded in the currency translation adjustment account in shareholders equity.

   Under U.S. GAAP, all derivative instruments are required to be recorded on the balance sheet at their fair value. Changes in fair value are recorded currently in earnings unless the item is designated, qualifies, and is effective as a hedge. Fair value is defined as the amount that would be paid or received to terminate the derivative instrument at the balance sheet date. Changes in the fair value of derivatives designated as part of a hedge transaction are recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. For cash flow hedge transactions in which the Group is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges is recognized in current period earnings.

   Under U.S. GAAP, the Group has accounted for all of its derivative financial instruments (other than those of Sodexho, Inc.) at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) as of and for the year ended August 31, 2001 for "Derivative financial instruments" is comprised entirely of derivative financial instruments accounted for at fair value.

   Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2002, and for the fiscal years ended August 31, 2002 and 2001, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income. The aggregate adjustment related to derivative financial instruments accounted for as cash flow hedges in accordance with SFAS No. 133, which is included within the caption "Business combinations" in the reconciliations of consolidated shareholders' equity and consolidated net income (loss), amounted to an increase in consolidated shareholders' equity of EUR 4 million as of August 31, 2003 and a decrease of EUR 7 million as of August 31, 2002, and no adjustment to consolidated net income (loss) for the year ended August 31, 2001.

 (g) Treasury shares

   Under French GAAP, treasury shares are recorded, at cost, as an asset in a company's balance sheet when re-purchased for re-issuance in connection with stock-based compensation plans. A provision is recorded when the shares are expected to re-issued at below their recorded cost. Upon issuance, the difference between the proceeds and the recorded cost, after giving consideration to provisions, if any, is recognized in the profit and loss account as a gain or loss. No provisions were recorded under French GAAP with respect to the Group's treasury shares for the years ended August 31, 2003, 2002 (except as described in the following paragraph) or 2001.

   During the years ended August 31, 2002 and 2003, the Group acquired treasury shares to be reissued in connection with the exercise of certain employee stock options (see note 5.5 (a)). To the extent that the treasury shares were related to options whose exercise price was higher than the fair value of the shares at August 31, 2003 and 2002 ("out of the money options"), the Group had provisioned EUR 7 million and EUR 19 million, respectively, representing the difference between the fair market value of the treasury shares as of August 31, 2003 and 2002, respectively, and their cost. No provision was recorded with respect to treasury shares held for reissuance in connection with the exercise of in the money options (also see note 3.17 to the consolidated financial statements).

   Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.


 (h) Other, net

   Other consists of the impacts on net income (loss) and shareholders' equity for the differences between U.S. GAAP and French GAAP summarized in the table below:

                      Net Income (Loss) for the Year       Shareholders' Equity
                             Ended August 31,                 as of August 31,
                        2003        2002       2001           2003        2002


Foreign currency
 transactions            -           -         (8)             -           -
Provisions for
 contingencies
 and losses             (3)         (4)        (1)             2           5
Leases                   1          (1)        (3)            (6)         (6)
Scope of
 consolidation           -           -         (1)             -          (1)
Organization costs       -           1         (1)             -           0
Indirectly-held
 treasury shares         -           -          -             31          31
Deferred charges
 and other               -           -         (8)           (15)        (14)
                      -----       -----      -----          -----        -----
Total - Other, net      (2)         (4)       (22)            12          15
                      =====       =====      =====          =====        =====




 Foreign currency transactions


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


   In fiscal 2001, the Group recorded a provision under French GAAP in the amount of EUR 6 million related to performance guarantees with respect to its investment in Attendo Care. Under French GAAP, the related expense is included in "Exceptional (expense) income, net" in the consolidated income statement. The adjustment to net income (loss) for the year ended August 31, 2001 included in the table above for "Provisions for contingencies and losses" includes a positive adjustment of EUR 5 million related to Attendo Care for provisions which are not recognizable under U.S. GAAP. The Attendo Care adjustment is offset by a negative adjustment of EUR 6 million related to a variety of other provisions, principally the impact in fiscal 2001 of adjustments to August 31, 2000 balances primarily related to major repairs, reengineering costs, certain tax risks, flood contingencies and other provisions which did not meet U.S. GAAP criteria for liability recognition.


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


    The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of EUR 61 million and EUR 67 million as of August 31, 2003 and 2002, respectively. The aggregate impact on total liabilities (debt) is an increase of EUR 64 million and EUR 71 million as of August 31, 2003 and 2002, respectively.


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


 Deferred charges and other

  Under French GAAP, certain costs, such as costs incurred for strategic consultancy studies and, in certain cases, contract mobilization costs, can be capitalized and amortized over their estimated useful lives of three to five years, if the cost is expected to provide a future benefit. U.S. GAAP requires that such costs be expensed as incurred.


 (i) Deferred income tax effect of U.S. GAAP adjustments

   This reconciliation item includes the tax effects of the U.S. GAAP adjustments reflected in the reconciliations of shareholders' equity and net income (loss) except for the adjustments related to SMS for fiscal 2001 (which was recorded using the equity method of accounting through June 20, 2001 for U.S. GAAP),which are reflected net of taxes in the business combinations adjustment.


 (j) Earnings per share

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

   The number of shares used to compute basic and diluted earnings per share under U.S. GAAP is summarized below:


                                                     August 31,
                                        2003            2002           2001

Basic earnings (loss) per share     156,422,010     157,395,975     137,689,214

Diluted earnings (loss) per share   156,422,141     159,953,836     137,689,214



     For Fiscal 2001, the number of weighted average shares used to compute diluted earnings per share is the same as the number used to compute basic earnings per share because the Group's outstanding stock options and warrants are anti-dilutive for that period (since the Group reported a net loss for U.S.
GAAP). Had the Group reported net income the number of shares used to compute Fiscal 2001 diluted earnings, per share in accordance with U.S. GAAP would have been 141,039,135.


 5.6 New U.S. GAAP accounting pronouncements

   In January 2003, the FASB issued FASB Interpretation, FIN No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin, ARB No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 will apply in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 did not have a significant impact in the current year and is not expected to have a significant impact in future years on our consolidated results of operations, financial position, or cash flows.

   In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others which is an Interpretation of FASB Statements No. 5, 57 and 107 and Recission of FASB Interpretation No. 34. FIN 45 relates to the accounting for and disclosure of guarantees and requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. Many guarantees are embedded in purchase or sales agreements, service contracts, joint venture agreements, or other commercial agreements and the guarantor in many such arrangements does not receive a separately identifiable upfront payment for issuing the guarantee. FIN 45 requires identical accounting for guarantees issued with or without a separately identified premium. FIN 45 covers guarantee contracts that have four specific characteristics, excludes some guarantee contracts entirely from its scope and excludes certain types of guarantees (a guarantee issued between parents and their subsidiaries) from its initial recognition and measurement but for which they are subject to its disclosure requirements. The initial recognition and initial measurement provisions applied immediately to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a significant impact in the current year and is not expected to have a significant impact in future years on our consolidated results.

     EITF Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor's Products), addresses how a customer of a vendor's products should account for cash consideration received from the vendor. EITF 02-16 requires that, for new arrangements entered into after December 31, 2002, cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should be characterized as a reduction of cost of sales. However, that presumption may be overcome if the consideration is either (1) a reimbursement of costs incurred by the customer to sell the vendor's products, which should be characterized as a reduction of that cost or (2) a payment for assets or services delivered to the vendor, which should be characterized as revenue. Additionally, if consideration received by the customer for reimbursement of costs the customer incurred to sell the vendor's products is more than the actual costs incurred by the customer, then any "excess" should be treated as a reduction of the prices of the vendor's product. EITF 02-16 also requires that, for arrangements entered into after November 21, 2002, assuming the customer can reasonably estimate the rebate or refund and it is probable that the specified target will be attained, such amount should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund. If attaining the milestone is not probable, then the rebate or refund should be recognized as the milestone is achieved. The adoption of EITF 02-16 did not have a significant impact on our financial statements.



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

 (b) Allowance for doubtful accounts

    Set forth below is a table which provides information on the Group's allowance for doubtful accounts.



                                                   August 31,
                                     2003              2002            2001
                                               (millions of euro)

Balance at beginning of period        60                57              59
Additions                             14                29               8
Deductions                            (3)              (20)            (11)
Scope of consolidation and
 currency translation adjustment      (7)               (6)              1
                                    -----             -----           -----
Balance at end of period              64                60              57
                                    =====             =====           =====



(c) IAS 7 Consolidated Statements of Cash Flow

   Following are consolidated statements of cash flows presented in accordance with IAS 7:


                                              Years ended August 31,
                                      2003            2002             2001
                                                (millions of euro)
Cash flows from operating activities

 Group net income                      162             202              128
 Minority interests in net income        9              13               67
 Net (income) loss from equity
  method investees, net of
  dividends received                    (1)             (3)               2
Adjustments for:
 Depreciation and provisions           153             187              113
 Goodwill amortization                  62              67               44
 Deferred taxes                         (9)              5               20
 Less: gains or losses
  on disposal net of tax                14             (61)              26
                                     ------           ------           ------
Operating profit before working
 capital changes                       390             410              400
 Increase in inventories                (9)              8               (8)
 Increase in account receivables         5             (29)             (23)
 Increase in prepaid expenses,
  other receivables and other assets    (7)            (54)              (7)
 Increase in accounts pay                6              78              114
 Increase in vouchers payab             43             126              110
 Increase in other liabilities          62              80              (32)
                                     ------           ------           ------
 Net cash flow from operating
  activities                           490             619              554
                                     ------           ------           ------
Cash flows from investing activities
 Purchases of tangible and
  intangible fixed asset              (241)           (297)            (233)
 Acquisitions of subsidiaries
  net of cash acquired                 (34)            (97)          (1,741)
 Proceeds on disposal
  of fixed assets                       14              81               31
 Decrease (increase)
  in loans to equity
  method investees                       -               1               (4)
 Other investing activities            (18)             (3)             (12)
                                     ------           ------         --------
Net cash used in investing
 activities                           (278)           (315)          (1,959)
                                     ------           ------           ------
Cash flows from financing activities
 Dividends paid                        (94)            (87)             (74)
 Dividends paid to minority
  shareholders                         (11)            (15)              (9)
 Proceeds from issuance of
  share capital, including
  minority interests                     -              59            1,020
 Purchases of treasury shares           23             (90)             (28)
 Proceeds from long-term
  borrowings                            57           1,113            1,966
 Repayment of borrowings              (178)         (1,146)          (1,142)
 Increase (decrease)
  in bank overdrafts                    47               7               11
 Other financing activities            (21)             (1)              (9)
                                     ------          ------         --------
Net cash provided by (used in)
 financing activities                 (177)           (160)           1,735
                                     ------           ------           ------
Net increase in cash and
 cash equivalents                       35             144              330
                                     ------          ------         --------
Cash and cash equivalents at
 beginning of period                 1,211           1,185              896
Net effect of exchange
 rates on cash                         (54)           (118)             (41)
                                     ------          ------         --------
Cash and cash equivalents at
 end of period                       1,192           1,211            1,185
                                     ======          ======         ========

Cash and cash equivalents include marketable securities, which are short-term investments readily convertible to cash and with maturities of three months or less (excluding treasury shares totaling EUR 96 million, EUR 119 million and EUR 28 million as of August 31, 2003, 2002 and 2001) and restricted cash, which are compensating balances.


 (d) Provisions for contingencies and losses

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

Exhibit 2.1  Composite Conformed Term and Revolving Facilities Agreement


                    TERM AND REVOLVING FACILITIES AGREEMENT

                       1,932,500,000 and US$1,080,000,000

                               FACILITY AGREEMENT

                               dated 6 April 2001
  (as amended by a letter dated 27 April 2001 and an Amendment and Restatement
            Agreement dated 8 June 2001) for SODEXHO ALLIANCE, S.A.
   arranged by CITIBANK INTERNATIONAL plc GOLDMAN SACHS INTERNATIONAL and SG INVESTMENT BANKING with SOCIETE GENERALE acting as Agent and SOCIETE GENERALE acting as Issuing Bank

                                   LINKLATERS
                                   Ref: PHPS

                                    CONTENTS

CLAUSE                                                                PAGE

                                   SECTION 1
INTERPRETATION
1. Definitions and interpretation                                      1
                                   SECTION 2
                                 THE FACILITIES
2. The Facilities                                                     20
3. Purpose                                                            20
4. Conditions of Utilisation                                          21
                                   SECTION 3
                                  UTILISATION
5. Utilisation - Loans                                                24
6. Utilisation - Letters of Credit                                    26
7. Letters of Credit                                                  31
8. Optional Currencies                                                35
                                   SECTION 4
                     REPAYMENT, PREPAYMENT AND CANCELLATION
9. Repayment                                                          37
10.Prepayment and cancellation                                        38
                                   SECTION 5
COSTS OF UTILISATION
11. Interest 42 12. Interest Periods                                  44
13. Changes to the calculation of interest                            46
14. Fees                                                              47
                                   SECTION 6
                         ADDITIONAL PAYMENT OBLIGATIONS
15. Tax gross up and indemnities                                      48
16. Increased costs                                                   50
17. Other indemnities                                                 52
18. Mitigation by the Lenders                                         53
19. Costs and expenses 53
                                   SECTION 7
                                   GUARANTEE
20. Guarantee and indemnity                                           55
                                   SECTION 8
              REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT
21. Representations                                                   58
22. Information undertakings                                          62
23. Financial Covenants                                               66
24. General undertakings                                              68
25. Events of Default                                                 73
                                    SECTION 9
                               CHANGES TO PARTIES
26. Changes to the Lenders                                            78
27. Changes to the Obligors                                           82
                                   SECTION 10
                              THE FINANCE PARTIES
28. Role of the Agent and the Arranger                                84
29. Conduct of business by the Finance Parties                        88
30. Sharing among the Lenders                                         88
                                   SECTION 11
                               ADMINISTRATION
31. Payment mechanics                                                 90
32. Set-off                                                           92
33. Notices                                                           92
34. Calculations and certificates                                     94
35. Partial invalidity                                                94
36. Remedies and waivers                                              94
37. Amendments and waivers                                            95
38. Counterparts                                                      95
                                   SECTION 12
                         GOVERNING LAW AND ENFORCEMENT
39. Governing law                                                     96
40. Enforcement                                                       96

                                 THE SCHEDULES
SCHEDULE                                                             PAGE
SCHEDULE 1 The Original Lenders                                       97
SCHEDULE 2 Conditions precedent                                       98
SCHEDULE 3 Requests                                                  102
SCHEDULE 4 Mandatory Cost formulae                                   105
SCHEDULE 5 Form of Transfer Certificate                              108
SCHEDULE 6 Form of Accession Letter 109
SCHEDULE 7 Form of Compliance Certificate                            110
SCHEDULE 8 LMA Form of Confidentiality Undertaking                   111
SCHEDULE 9 Timetables                                                116
SCHEDULE 10 Acquisition Financing Indemnity                          118
SCHEDULE 11 Form of TEG Letter                                       120
SCHEDULE 12 Material Subsidiaries                                    122
SCHEDULE 13 Form of Letter of Credit                                 123


THIS AGREEMENT is dated 6 April 2001 and made between:
(1) SODEXHO ALLIANCE, S.A. (the "Company");
(2) CITIBANK INTERNATIONAL plc, GOLDMAN SACHS INTERNATIONAL and SG INVESTMENT BANKING (whether acting individually or together, the "Arranger");
(3) THE FINANCIAL INSTITUTIONS listed in Schedule 1 as lenders (the "Original Lenders");
(4) SOCIETE GENERALE as agent of the Lenders (the "Agent"); and
(5) SOCIETE GENERALE as issuing bank of Letters of Credit (the "Issuing Bank").

IT IS AGREED as follows:

                                   SECTION 1
                                 INTERPRETATION
1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

    In this Agreement:

    "AA" means Albert Abela Corporation.

    "AA Group" means AA and its Subsidiaries and "member of the AA Group" shall be construed accordingly.

    "AA Acquisition" means each proposed acquisition by an AA Bidco or, as the case may be in the case of the acquisition of the Wood Dining Services business, by SMS of the relevant businesses from members of the AA Group pursuant to an AA Acquisition Agreement.

    "AA Acquisition Agreement" means each sale and purchase agreement and, if applicable, attached schedules made between a member of the AA Group and an AA Bidco or, as the case may be, the Company in respect of the Wood Dining Services, Sogeres and other businesses and, in each case, any amendments thereto and in the case of the Sogeres acquisition, the related substitution agreement.

    "AA Acquisition Costs" means all costs, fees and expenses and all registration and other similar Taxes incurred by or on behalf of the Company or any other member of the Group in connection with the AA Acquisitions and/ or the Facilities. "AA Bidcos" means the French and/or US companies ncorporated by the Company for the purpose of carrying out the potential AA Acquisitions.

    "Accession Letter" means a document substantially in the form set out in
    Schedule 6 (Form of Accession Letter). "Acquired Shares" means any of the Shares which are acquired pursuant to an Offer and/or Market Purchases.

    "Additional Borrower" means a company which becomes an Additional Borrower in accordance with Clause 27 (Changes to the Obligors).

    "Additional Guarantor" means a company which becomes an Additional Guarantor in accordance with Clause 27 (Changes to the Obligors).

    "Additional Obligor" means an Additional Borrower or an Additional
    Guarantor.

    "Adjusted Net Worth" means, at any time, the sum of:
      (a) the amount of shareholders' funds ("capitaux propres") as shown in the Group's then most recent consolidated balance sheet;
      (b) the amount of minority interests ("interets minoritaires") as shown in the Group's then most recent consolidated balance sheet; and
      (c) the amount of goodwill arising on acquisitions ("ecarts de premiere consolidation") which has been written off against reserves, minority interests or amortised (but only to the extent that such write-off or amortisation has been deducted in computing profit or reserves), such amount to be calculated on a cumulative basis since 31 August 1994.

     "Affiliate" means:

     (a) in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company; and
     (b) for the purposes of this Agreement:
         (i) Citibank International plc, Citicorp USA, Inc. and Citibank, N.A. will be treated as Affiliates of each other;
         (ii) Goldman Sachs Credit Partners, L.P. and Goldman Sachs International Bank will be treated as Affiliates of each other;
         (iii)and except, for the avoidance of doubt, for the purposes of Clause
              24.12 (Transactions with Affiliates and shareholders), Bellon S.A. shall not be treated as an Affiliate.

"Agent's Spot Rate of Exchange" means the Agent's spot rate of exchange for the purchase of the relevant currency with the relevant Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing or registration.

"Availability Period" means:
(a) in relation to Facility A1, the period from and including the date of this Agreement to and including the date which is 90 days after the date of this Agreement, provided that up to 200,000,000 only of Facility A1 shall be available for drawing up to and including 30 November 2001;
(b) in relation to Facility A2, the period from and including the date of this Agreement to and including the date which is 90 days after the date of this Agreement;
(c) in relation to Facility B, the period from and including the date of this Agreement to and including the date which is 90 days after the date of this Agreement; and
(d) in relation to Facility C, the period from and including the date of this Agreement to and including the Termination Date applicable to Facility C.

"Available Commitment" means, in relation to a Facility, a Lender's Commitment under that Facility minus:
(a) the Base Currency Amount of its participation in any outstanding Utilisations under that Facility; and
(b) in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Utilisations that are due to be made under that Facility on or before the proposed Utilisation Date, other than, in relation to Facility C only, that Lender's participation in any Facility C Utilisations that are due to be repaid or prepaid on or before the proposed Utilisation Date.

"Available Facility" means, in relation to a Facility, the aggregate for the time being of each Lender's Available Commitment in respect of that Facility.

"Base Currency" means:
(a) in relation to Facility A and all Facility A Loans, euro; and
(b) in relation to Facility B and a Facility B Loan and Facility C and a Facility C Loan or Letter of Credit, US Dollars.

"Base Currency Amount" means, in relation to a Utilisation, the amount specified in the Utilisation Request delivered by a Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency relative to that Utilisation, that amount converted into the Base Currency relative to that Utilisation at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request) adjusted to reflect any repayment, prepayment, consolidation or division of that Utilisation.

"Board" means the Board of Governors of the Federal Reserve System of the United States (or any successor).

"Borrower" means the Company or an Additional Borrower.

"Break Costs" means the amount (if any) by which:
(a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in London, New York and Paris and:
(a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or
(b) (in relation to any date for payment or purchase of euro) any TARGET Day.

"Canadian Dollars" means the lawful currency for the time being of Canada.

"Clean-up Period" means the period of 3 months:
(a) in respect of an AA Acquisition, from and including the Company, SMS or the relevant AA Bidco, as the case may be, completing that AA Acquisition, being the date on which the relevant business is transferred to the Company, SMS or an AA Bidco, as the case may be, under the relevant Acquisition Agreement; and
(b) in respect of the SMS Acquisition, from and including the Company or SMS Bidco gaining control of SMS (with "control" having the meaning specified in the definition of "Subsidiary").

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Commitment" means, in relation to a Lender at any time, the aggregate of its Facility A1 Commitment, its Facility A2 Commitment, its Facility B Commitment and its Facility C Commitment.

"Commitment Letter" means the letter dated 5 March 2001 from, inter alia, each Arranger and Lender to the Company relating to the underwriting of the Facilities on the terms set out in such letter.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 7 (Form of Compliance Certificate).

"Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA as set out in Schedule 9 (LMA Form of Confidentiality Undertaking) or in any other form agreed between the Company and the Agent.

"Default" means an Event of Default or any event or circumstance specified in Clause 25 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"EBITDA" means EBIT (as defined in Clause 23.2 (Definitions)) for the Group or relevant member of the Group, as the case may be, plus depreciation and amortisation plus or minus, as appropriate, changes in operating provisions as determined in accordance with French GAAP.

"Environmental Approvals" means and includes (in relation to a person) any permits, consents, licences, certificates, specifications, registrations and other authorisations and approvals (including without limitation any conditions which attach to the above) required under Environmental Laws to be obtained in connection with the ownership, occupation, holding or use of any real property or the conduct of business by that party at any real property.

"Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, notices of non-compliance or violation, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Laws or Environmental Approvals.

"Environmental Laws" means and includes (in relation to any person) the following;
(a) all European community, national, regional or local statutes, treaty codes, or other laws or legislation (including, without limitation, those of the United States) concerning health, safety or Environmental Matters which are applicable to the business or to any real property owned, occupied, held or used by that person and all rules, regulations, ordinances, orders, notices, directives, circulars, codes of practice and guidance notes made thereunder including any amendment, re-enactment or consolidation thereof (whether or not applicable at the date hereof); and
(b) judicial and administrative interpretation of each of the foregoing.

"Environmental Matters" means and includes in relation to a person's business and any real property owned, occupied, held or used by that person all matters related to pollution or protection of the environment including, without limitation, harm to the health of human beings, animals, and plants including without limitation public and employee health and safety, noise, emissions, discharges, and releases of Hazardous Substances into air, water, sewage systems and land, and the manufacture, processing, distribution, use, treatment, storage, disposal, transport and handling of Hazardous Substances. "ERISA" means the Employee Retirement Income Security Act of 1974 and the regulations promulgated and rulings issued thereunder.

"ERISA Affiliate" means any person that for the purposes of Title IV of ERISA is a member of the controlled group of a US Material Subsidiary, or under common control with a US Material Subsidiary, within the meaning of Section 414 of the Internal Revenue Code.

"ERISA Event" means:
(a) (i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, with respect to any Plan unless the 30-day notice requirement with respect to such event has been waived by the PBGC, or (ii) the requirements of subsection (1) of Section 4043 (b) of ERISA (taking into account subsection (2) of such Section) are met with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of a Plan, and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such Plan within the following 30 days;
(b) the application for a minimum funding waiver with respect to a Plan;
(c) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA in a distress termination pursuant to ERISA Section 4041(c) (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA);
(d) the cessation of operations at a facility of a US Obligor or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA;
(e) the withdrawal by a US Material Subsidiary or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA;
(f) the conditions for imposition of a lien under Section 302(f) of ERISA shall have been met with respect to any Plan;
(g) the adoption of an amendment to a Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA;
(h) or the institution by the PBGC of proceedings to terminate a Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such Plan.


"EURIBOR" means, in relation to any Loan in euro:
(a) the applicable Screen Rate; or
(b) (if no Screen Rate is available for the period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European Interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

"euro" means the single currency of the Participating Member States and, for the avoidance of doubt, excludes National Currency Units.

"Event of Default" means any event or circumstance specified as such in Clause 25 (Events of Default).

"Facility" means Facility A, Facility B and/or, as the context may require, Facility C.

"Facility A" means either or both of Facility A1 or Facility A2, as the case may be.

"Facility A Loan" means a Facility A1 Loan or a Facility A2 Loan.

"Facility A1" means the term loan facility made available under this Agreement as described in paragraph (a) of Clause 2.1 (The Facilities).

"Facility A1 Commitment" means:
(a) in relation to an Original Lender, the amount in the Base Currency relative to Facility A1 set opposite its name under the heading "Facility A1 Commitment" in Schedule 1 (The Original Lenders) and the amount of any other Facility A1 Commitment transferred to it under this Agreement; and
(b) in relation to any other Lender, the amount in the Base Currency relative to Facility A1 of any Facility A1 Commitment transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A1 Loan" means a loan made or to be made under Facility A1 or the principal amount outstanding for the time being of that loan.

"Facility A1 Repayment Date" means the Termination Date applicable to Facility
A1.

"Facility A2" means the term loan facility made available under this Agreement as described in paragraph (b) of Clause 2.1 (The Facilities).

"Facility A2 Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency relative to Facility A2 set opposite its name under the heading "Facility A2 Commitment" in Schedule 1 (The Original Lenders) and the amount of any other Facility A2 Commitment transferred to it under this Agreement; and

(b) in relation to anyother Lender, the amount in the Base Currency relative to Facility A2 of any Facility A2 Commitment transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A2 Loan" means a loan made or to be made under Facility A2 or the principal amount outstanding for the time being of that loan. "Facility A2 Repayment Date" means the Termination Date applicable to Facility A2.

"Facility B" means the term loan facility made available under this Agreement as described in paragraph (c) of Clause 2.1 (The Facilities).

"Facility B Commitment" means: (a) in relation to an Original Lender, the amount in the Base Currency relative to Facility B set opposite its name under the heading "Facility B Commitment" in Schedule 1 (The Original Lenders) and the amount of any other Facility B Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency relative to Facility B of any Facility B Commitment transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility B Loan" means a loan made or to be made under Facility B or the principal amount outstanding for the time being of that loan.

"Facility B Repayment Date" means each date specified in Clause 9.2 (Repayment of Facility B Loans) for the payment of a Repayment Instalment.

"Facility C" means the revolving credit facility made available under this Agreement as described in paragraph (d) of Clause 2.1 (The Facilities).

"Facility C Commitment" means:
(a) in relation to an Original Lender, the amount in the Base Currency relative to Facility C set opposite its name under the heading "Facility C Commitment" in Schedule 1 (The Original Lenders) and the amount of any other Facility C Commitment transferred to it under this Agreement; and
(b) in relation to any other Lender, the amount in the Base Currency relative to Facility C of any Facility C Commitment transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility C Loan" means a loan made or to be made under Facility C or the principal amount outstanding for the time being of that loan.

"Facility C Utilisation" means a Facility C Loan or a Letter of Credit.

"Facility Office" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"Fee Letter" means any letter or letters dated on or prior to the date of this Agreement between the Arranger and the Company (or the Agent and the Company or the Issuing Bank and the Company) setting out any of the fees referred to in Clause 7.3(a) (Fees payable in respect of Letters of Credit) and Clause 14
(Fees).

"Finance Document" means this Agreement, any Syndication Agreement, the Commitment Letter, any Fee Letter, any Accession Letter and any other document designated as such by the Agent and the Company.

"Finance Party" means the Agent, the Arranger or a Lender.

"Financial Indebtedness" means any indebtedness for or in respect of:
(a) moneys borrowed;
(b) any amount raised by acceptance under any acceptance credit facility;
(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with French GAAP, be treated as a finance or capital lease;
(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);
(f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;
g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);
(h) shares which are expressed to be redeemable prior to the Termination Date for Facility B and Facility C;
(i) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and
(j) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (i) above,

and for the avoidance of doubt no particular Financial Indebtedness shall be taken into account more than once (so that, for example (i) a guarantee shall be excluded to the extent the Financial Indebtedness guaranteed thereby is already taken into account; (ii) there shall be excluded any performance guarantee issued in favour of Spirit Marine in respect of the contractual arrangements entered into by Spirit Cruises; and (iii) there shall also be excluded, for the avoidance of doubt, Financial Indebtedness of any person (not being a member of the Group) that is guaranteed by a member of the Group which guarantee thereof is treated as Financial Indebtedness).

"French GAAP" means generally accepted accounting principles, standards and practices in France under the "Plan Comptable General" and "Code de Commerce".

"French Obligor" means an Obligor incorporated in France.

"Group" means the Company and its Subsidiaries for the time being.

"Guaranteed Investments" means, in relation to any member of the Group, amounts invested by that member of the Group in order to finance on behalf of a customer, whether by "credit-bail" or leasing transaction or other means, the construction and/or installation of a facility to be utilised in connection with an operating contract awarded to it or any other member of the Group on terms which provide that the financing cost of the relevant investment is not to be borne by the relevant member of the Group. Guaranteed Investments shall not include amounts invested by the Company or its Subsidiaries:
(a) prior to 1 September 2000; or
(b) to the extent that the inclusion of such amounts would at any time cause the aggregate amount of all the Guaranteed Investments of the Group (taken together with those of its Subsidiaries) to exceed an amount equal to 5 per cent. of the Group's annual consolidated sales in its most recent financial year, as shown in its most recently delivered accounts delivered under Clause 22.1 (Financial statements).

"Hazardous Substances" means and includes pollutants, contaminants and hazardous, flammable and toxic substances, materials, and waste whether solid, semi-solid, liquid or gaseous and whether or not such pollutant, contaminant, substance, material or waste is referred to specifically in any of the Environmental Laws.

"Guarantor" means the Company or an Additional Guarantor.

"Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary excluding, save for the purpose of Clause 24.12 (Transactions with Affiliates and shareholders), Bellon S.A..

"Information Memorandum" means the document in the form approved by the Company which, at the Company's request and on its behalf, is to be or was prepared in relation to the syndication of the Facilities and distributed by the Arranger to selected financial institutions.

"Insufficiency" means, with respect to any Plan, the amount, if any, of its unfunded benefit liabilities, as defined in Section 4001(a)(18) of ERISA.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 12 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 11.4 (Default interest).

"Internal Revenue Code" means the Internal Revenue Code of 1986 and the regulations promulgated and rulings issued thereunder.

"Lender" means:
(a) any Original Lender (provided that Citibank International plc and Citicorp USA, Inc. shall be deemed to be a single Lender); and
(b) any bank, financial institution or other person which has become a Party in accordance with Clause 26 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"Letter of Credit" means a letter of credit, substantially in the form set out in Schedule 13 (Form of Letter of Credit) or in any other form requested by SMO (or SMS Bidco on its behalf in the circumstances and on the terms set out in Clause 4.1(e) (Initial conditions precedent)) and agreed by the Agent and the Issuing Bank (in each case within 2 Business Days from the receipt of the form of such letter of credit from SMO (or SMS Bidco, as the case may be)).

"LIBOR" means, in relation to any Loan:
(a)  the applicable Screen Rate; or
(b) (if no Screen Rate is available for the currency or period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London Interbank market, as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"Loan" means a Facility A Loan, a Facility B Loan or a Facility C Loan.

"LMA" means the Loan Market Association. "Majority Lenders" means:
(a) until the Total Commitments have been reduced to zero, a Lender or Lenders whose Commitments aggregate more than 662/3% of the Total Commitments (or, if the Total Commitments have been reduced to zero and there are no Utilisations then outstanding, aggregated more than 662/3% of the Total Commitments immediately prior to the reduction); or
(b) at any other time, a Lender or Lenders whose participations in the Utilisations then outstanding aggregate more than 662/3% of all the Utilisations then outstanding, and, for the purpose of calculating the Total Commitments and Utilisations, each Facility B Commitment and Facility C Commitment of a Lender shall be taken into account in euro at the Agent's Spot Rate of Exchange for the purchase of US Dollars with euro on the date (as determined by the Agent) a Majority Lender determination is, or is required to be, made.

"Mandatory Cost" means the
percentage rate per annum calculated by the Agent in accordance with Schedule 4 (Mandatory Cost Formulae).

"Margin" means, in relation to a Facility at any time, the basis points per annum determined to be the Margin applicable to that Facility in accordance with Clause 11.2 (Margin and adjustment).

"Market Purchases" means any purchase of Shares in SMS in the open market or by private treaty (not pursuant to an Offer).

"Material Adverse Effect" means a material adverse effect on:
(a) the financial condition or business of the Group taken as a whole; or
(b) the ability of any Obligor to perform and comply with its payment obligations under any Finance Document.

"Material Subsidiary" means, at any time, a Subsidiary of the Company:
(a) whose revenues (excluding intra-Group items) then accounts for at least 5 per cent. of the consolidated revenues of the Group; or
(b) whose EBITDA (excluding intra-Group items) then accounts for at least 5 per cent. of the consolidated EBITDA of the Group; or whose gross assets (excluding intra-Group items) then accounts for at least 5 per cent. of the consolidated gross assets of the Group.

For this purpose:
(i) (the revenues, EBITDA or gross assets of a Subsidiary of the Company will be determined from its financial statements (on an unconsolidated basis) upon which the latest audited financial statements of the Group have been based;
(ii) if a Subsidiary of the Company becomes a member of the Group after the date on which the latest audited financial statements of the Group have been prepared, the revenues, EBITDA or gross assets of that Subsidiary will be determined from its latest financial statements;
(iii) the revenues, EBITDA or gross assets of the Group will be determined from its latest audited or half yearly financial statements; and
(iV) if a Material Subsidiary disposes of all or substantially all of its assets to another Subsidiary of the Company, it will immediately cease to be a Material Subsidiary and the other Subsidiary (if it is not already) will immediately become a Material Subsidiary; the subsequent financial statements (audited or half yearly) of those Subsidiaries and the Group will be used to determine whether those Subsidiaries are Material Subsidiaries or not.
If there is a dispute as to whether or not a company is a Material Subsidiary, a certificate of the auditors of the Company will be, in the absence of manifest error, conclusive.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:
(a) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day; and
(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.
The above rules will only apply to the last Month of any period.

"Multiemployer Plan" means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA which is a defined benefit plan within the meaning of
Section 3(35) of ERISA, to which a US Obligor or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

"Multiple Employer Plan" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that (a) is maintained for employees of a US Obligor or any ERISA Affiliate and at least one person other than that US Obligor and the ERISA Affiliates or (b) was so maintained and in respect of which a US Obligor or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

"National Currency Unit" means a currency unit (other than euros) of a Participating Member State.

"Net Debt Proceeds" means the cash proceeds (net of commissions, VAT and other equivalent Taxes and transaction costs) received by a member of the Group as a result of issuing any note, bond, or other debt securities (whether issued to the public or by means of private placement) by the Company or any of its Subsidiaries in any of the capital markets of the United States, Europe or Japan but excluding:
(a) any such debt securities issued in the ordinary course of their day to day business with maturities of less than 6 months; and
(b) any such debt security issued after the date of this Agreement up to a maximum aggregate amount for the Company and its Subsidiaries of 50,000,000 (or its equivalent in other currencies) outstanding at any one time; and
(c) any such debt securities issued by SMS or its Subsidiaries until the earlier of (i) SMS becoming a wholly-owned Subsidiary of the Company and (ii) the Company otherwise being able to control the use of any such proceeds received by SMS or its Subsidiaries.

"Net Equity Proceeds" means the cash proceeds (net of commissions, VAT and other equivalent Taxes and transaction costs) received by the Company as a result of the issue by the Company in the international capital markets or elsewhere (whether by public offer or private placement) of any share or stock (including the proposed Rights Issue) or any other instrument convertible into any share or stock provided that no such cash proceeds shall constitute Net Equity Proceeds to the extent that such cash proceeds also constitute Net Debt Proceeds and there shall be excluded from Net Equity Proceeds cash proceeds relating to:
(a) stock options of the Company;
(b) the exercise of warrants existing as at the date of this Agreement; and
(c) the proposed international share ownership plan for employees.
"Obligor" means a Borrower or a Guarantor.

"Offer" means an offer (which is recommended by the Special Committee) for all or part of the Shares that are not already owned by the Company made or proposed to be made by or on behalf of the Company or SMS Bidco, as the case may be, substantially on the terms and conditions set out in the Tender Offer Statement, as that offer may from time to time be amended, extended, revised or waived without causing a breach of this Agreement.

"Offer Costs" means all costs, fees and expenses (and Taxes on them) and all registration and other similar Taxes incurred by or on behalf of the Company or any other member of the Group in connection with the Offer and/or the Facilities.

"Optional Currency" means a currency (other than, in relation to a Facility, a Loan or a Letter of Credit, the Base Currency relative to that Facility, Loan or Letter of Credit, as the case may be) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

"Original Financial Statements" means in relation to the Company, the audited consolidated financial statements of the Group for the financial year ended 31 August 2000.

"Participating Member State" means any member state of the European
Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union.

"Party" means a party to this Agreement and includes its successors in title, permitted assigns and permitted transferees.

"PBGC" means the Pension Benefit Guaranty Corporation (or any successor).

"Plan" means a Single Employer Plan or a Multiple Employer Plan.

"Qualifying Lender" has the meaning given to it in Clause 15 (Tax gross-up and indemnities).

"Quotation Day" means, in relation to any period for which an interest rate is to be determined:
(a) (if the currency is sterling) the first day of that period;
(b) (if the currency is euro) two TARGET Days before the first day of that period; or
(c) (for any other currency) two Business Days before the first day of that period, unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations for that currency and period would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"Rating" has the meaning ascribed thereto in Clause 11.2(g) (Margin and adjustment).

"Reference Banks" means, in relation to LIBOR, the principal London offices of Citibank N.A., Societe Generale and HSBC Bank PLC and, in relation to EURIBOR, the principal office in Brussels of Citibank International plc, the principal office in Paris of Societe Generale and the principal office in Paris of HSBC Bank PLC or such other banks as may be appointed by the Agent in consultation with the Company.

"Regulation D" means Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof. "Regulation T" means Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Regulation U" means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

"Regulation X" means Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof. "Relevant Interbank Market" means in relation to euro, the European Interbank market and, in relation to any other currency, the London Interbank market.

"Repayment Instalment" means each instalment for repayment of the Facility B Loans specified in Clause 9.2 (Repayment of Facility B Loans).

"Repeating Representations" means each of the representations set out in Clause 21 other than those set out in Clauses 21.7 (Information Memorandum), 21.8 (Financial statements), 21.13 (Material Subsidiaries), 21.14 (Solvency),
21.15 (Tax liabilities) and, following the completion of the Offer or, as the case may be, relevant AA Acquisition, 21.19 (The Offer and AA Acquisitions).

"Reservations" means:
(a) the principle that equitable remedies are at the discretion of the court;
(b) the limitation on enforcement by laws relating to insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws affecting the rights of creditors generally;
(c) the time barring of claims; and
(d) similar principles and rights.

"Rights Issue" means the increase in share capital (augmentation de capital) in respect of shares of the Company proposed to be carried out and completed by the Company in connection with the SMS Acquisition.

"Rollover Loan" means one or more Facility C Loans:
(a) made or to be made on the same day that one or more maturing Facility C Loans is or are due to be repaid;
(b) the aggregate amount of which is equal to or less than the maturing Facility C Loan(s) (unless it is more than the maturing Facility C Loan(s) solely because it arose as a result of the operation of Clause 8.2 (Unavailability of a currency));
(c) in the same currency as the maturing Facility C Loan(s) (unless it arose as a result of the operation of Clause 8.2 (Unavailability of a currency)); and
(d) made or to be made to the same Borrower for the purpose of refinancing the maturing Facility C Loan(s).
"S&P" means Standard & Poor's Corporation.

"Screen Rate" means:
(a) in relation to LIBOR, the British Bankers Association Interest Settlement Rate for the relevant currency and period; and
(b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Company and the Lenders.

"Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Selection Notice" means a notice substantially in the form set out in Part II of Schedule 3 (Requests) given in accordance with Clause 12 (Interest Periods) in relation to Facility A or Facility B.

"Shares" means all the issued shares of each class in the capital of SMS (including any issued while an Offer remains open for acceptance).

"Single Employer Plan" means a single employer plan, as defined in Section 4001(a)(15) of ERISA, that (a) is maintained for employees of a US Obligor or any ERISA Affiliate and no person other that US Obligor and the ERISA Affiliates or (b) was so maintained and in respect of which a US Obligor or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

"SMO" means Sodexho Operations, LLC.

"SMO Credit Agreement" means the US$735,000,000 credit agreement dated as of 30 January 1998 among SMO as borrower, the lenders party thereto, SMS as parent guarantor, and Morgan Guaranty Trust Company of New York, as documentation agent and administrative agent for the lender parties thereto.

"SMO Drawn Debt" means:
(a) the amounts outstanding under the US$ 500,000,000 term loan facility provided under the SMO Credit Agreement; and
(b) any outstandings under the SMO Revolving Facilities.

"SMO Guarantee" means the unlimited guarantee given or to be given by SMO of all amounts due under this Agreement, by SMO acceding as an Additional Guarantor to this Agreement, in the circumstances set out in Clause 27.3 (Additional Guarantors).

"SMO Revolving Facilities" means the US$ 235,000,000 revolving credit facility of SMO provided under the SMO Credit Agreement.

"SMS" means Sodexho Marriott Services, Inc.

"SMS Acquisition" means the acquisition by the Company or SMS Bidco of Shares, whether pursuant to an Offer or Market Purchases.

"SMS Bidco" means the US company incorporated by the Company for the purpose of carrying out the SMS Acquisition.

"SMS Existing Facility" means the existing US$ 620,000,000 syndicated term facility between SMS and the banks and financial institutions named therein, dated as of 30 January 1998, as amended.

"Special Committee" means the committee of SMS's board of directors formed to consider the proposal made by the Company to SMS's board of directors in January 2001.

"Specified Time" means a time determined in accordance with Part I of
Schedule 9 (Timetables) for Loans and Part II of Schedule 9 (Timetables) for Letters of Credit.

"Spirit Cruises" means Spirit Cruises Inc. of 5700 Lake Wright Drive, Ste 203, VA 32502 Norfolk, United States.

"Spirit Marine" means Spirit Marine of 5700 Lake Wright Drive, Ste 203, VA 32502 Norfolk, United States.

"Sterling" means the lawful currency for the time being in the United Kingdom.

"Subsidiary" means, subject to Clause 1.4 (SMS and SMO as Subsidiaries), any company or corporation:
(a) which is controlled, directly or indirectly, by the first-mentioned company or corporation;
(b) more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or
(c) which is a subsidiary of another subsidiary of the first-mentioned company or corporation, and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to control the composition of its board of directors or equivalent body or similarly direct its affairs.

"Syndication Agreement" means each or any agreement to be entered into between the Parties to novate rights and obligations under this Agreement to persons becoming Parties as a result of the syndication of the Facilities in each case in a form and substance acceptable to the Arranger and the Company (each acting reasonably).

"Syndication Date" means the earlier of:
(a) the Arranger notifying the Company that syndication of the Facilities has been completed; and
(b) 30 August 2001.

"TARGET" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

"TARGET Day" means any day on which TARGET is open for the settlement of payments in euro.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty, interest payable or any other costs which may be incurred in connection with any failure to pay or any delay in paying any of the same) imposed by a governmental authority.

"Taxes Act" means the Income and Corporation Taxes Act 1988.

"Tender Offer Statement" means the tender offer statement filed, or to be filed, with the Securities and Exchange Commission of the United States setting out the terms and conditions on which the Offer is being made to the holders of the Shares resident in the United States.

"Termination Date" means:

(a) in relation to Facility A1 and Facility A2, the date which, subject to Clause 5.5 (Extension of Facility A1 and Facility A2), is 364 days after the date of this Agreement; and

(b) in relation to Facility B and Facility C, the date which is five years after the date of this Agreement.

"Total Commitments" means the aggregate of:

(a) the Total Facility A Commitments; and (b) the Total Facility B Commitments and the Total Facility C Commitments, being US$1,080,000,000 at the date of this Agreement.

"Total Facility A Commitments" means the aggregate of the Total Facility A1 Commitments and the Total Facility A2 Commitments, being EUR
1,932,500,000 at the date of this Agreement.

"Total Facility A1 Commitments" means the aggregate of the Facility A1 Commitments, being EUR 600,000,000 at the date of this Agreement.

"Total Facility A2 Commitments" means the aggregate of the Facility A2 Commitments, being EUR 1,332,500,000 at the date of this Agreement.

"Total Facility B Commitments" means the aggregate of the Facility B Commitments, being US$930,000,000 at the date of this Agreement.

"Total Facility C Commitments" means the aggregate of the Facility C Commitments, being US$150,000,000 at the date of this Agreement.

"Transfer Certificate" means a certificate substantially in one of the forms set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Agent and the Company.

"Transfer Date" means, in relation to a transfer, the later of:

(a)  the proposed Transfer Date specified in the Transfer  Certificate;  and
(b)  the date on which the Agent executes the Transfer Certificate.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"US company" means a company incorporated in the United States.

"US Dollars" or "US$" means the lawful currency for the time being of the United States.

"United States" means the United States of America.

"US GAAP" means the generally accepted accounting principles, standards and practices in the United States.

"US Obligor" means an Obligor which is a US Person.

"US Material Subsidiary" means a Material Subsidiary which is a US
Person.

"US Person" means a United States Person within the meaning of Code section 7701(a)(30).

"Utilisation" means a Loan or a Letter of Credit.

"Utilisation Date" means the date on which a Utilisation is made or is to be made.

"Utilisation Request" means a notice substantially in the form set out in Part I (or where applicable, Part III) of Schedule 3 (Requests).

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

"Withdrawal Liability" has the meaning specified in Part I of Subtitle E of Title IV of ERISA.

1.1 Construction
(a) Any reference in this Agreement to:

(i) "assets" includes present and future properties, revenues and rights of every description;

(ii) the "European interbank market" means the interbank market for euro operating in Participating Member States; (iii) a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated; (iv) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent; (v) a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing; (vi) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vii)"syndication" shall include (unless the contrary intention appears) a reference to each phase of primary syndication (being sub-underwriting, general syndication or otherwise) on the basis set out in the Commitment Letter and "launch of syndication" shall be the date on which potential Lenders are invited to become a Lender. (viii) a provision of law is a reference to that provision as amended or re-enacted; and (ix) unless a contrary indication appears, a time of day is a reference to London time.

(b) Section, Clause and Schedule headings are for ease of reference only.

(c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d) A Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been waived.

1.2 Third Party Rights
    A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

1.3 SMS and SMO as Subsidiaries
    Notwithstanding that at the date of this Agreement SMS and SMO may not satisfy the requirements to qualify as a Subsidiary, as set out in the definition thereof, each of SMS and SMO shall be deemed to be a Subsidiary (and consequently a member of the Group and Material Subsidiary (to the extent it satisfies the criteria therefor)) under this Agreement from the date of this Agreement other than in relation to the following Clauses or, as specified below, parts of the following Clauses:

(a) Clause 21.15 (Tax liabilities);

(b) Clause 22.4(b) and (c) (Information: miscellaneous) provided that SMS and SMO shall be deemed to be a member of the Group as specified in such Clauses to the extent the Company has actual knowledge of such details or information, as the case may be, in relation to SMS or SMO;

(c) Clause 22.11 (Environment) provided that SMS and SMO shall be deemed to be a member of the Group as specified in such Clause to the extent the Company has actual knowledge of such matters and the Company (not SMS or SMO) shall notify the Agent of the same;

(d) Clause 24.2 (Compliance with laws) and Clause 24.3(a) (Negative pledge);

(e) the reference to Group in the first line of Clause 24.4 (Disposals); and

(f) Clause 24.8 (Insurance), Clause 24.9 (The Offer), Clause 24.11 (Taxes) and Clause 24.12 (Transactions with Affiliates and shareholders).

For the avoidance of doubt, SMS and SMO shall be a Subsidiary (and consequently a member of the Group and Material Subsidiary (to the extent it satisfies the criteria therefor)) for each of the Clauses referred to in (a) to (f) above, as soon as it satisfies the requirements of being a "Subsidiary" as set out in that definition.




                                   SECTION 2
2 THE FACILITIES

  2.1 The  Facilities
      Subject to the terms of this  Agreement,  the Lenders make available to:

     (a) the Company and/or, following their accession under Clause 27.2 (Additional Borrowers), SMS and/or AA Bidcos, a multicurrency term loan facility in an aggregate amount equal to the Total Facility A1 Commitments;
     (b) the Company and/or, following its accession under Clause 27.2 (Additional Borrowers), SMS Bidco, a multicurrency term loan facility in an aggregate amount equal to the Total Facility A2 Commitments;
     (c)  the  Company  and,   following   their  accession  under  Clause  27.2
          (Additional Borrowers), SMS and/or SMO, a US Dollars term loan facility in an aggregate amount equal to the Total Facility B Commitments; and
     (d) SMO, following its accession under Clause 27.2 (Additional Borrowers), a multicurrency revolving credit facility in an aggregate amount equal to the Total Facility C Commitments.

2.2  Lenders'  rights and  obligations
     (a) The obligations of each Lender under the Finance Documents are several. Failure by a Lender to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.
     (b) The rights of each Lender under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Lender from an Obligor shall be a separate and independent debt.
     (c) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

          3 PURPOSE
3.1  Purpose
     (a) The Company and/or, as the case may be, SMS and/or AA Bidcos shall apply all amounts they borrow under Facility A1 in or towards financing or refinancing:
          (i) consideration payable by the Company and/or, as the case may be, SMS and/or AA Bidcos for an AA Acquisition under an AA Acquisition Agreement;
          (ii) Financial Indebtedness (if any) existing within the AA businesses acquired at the time of, and which remains outstanding following, an AA Acquisition; and (iii)AA Acquisition Costs.

     (b) The Company and/or SMS Bidco shall apply all amounts they borrow under Facility A2 in or towards financing or refinancing:
          (i) consideration payable by the Company and/or SMS Bidco for the acquisition by it of those Shares to be acquired by it pursuant to an Offer;
          (ii) consideration payable by the Company and/or SMS Bidco in relation to (A) any merger of SMS and SMS Bidco in connection with the Offer and (B) the cash-out of employee options on the Shares in relation to the Offer;
          (iii)consideration payable by the Company and/or SMS Bidco in making Market Purchases up to an aggregate maximum amount of not more than EUR 250,000,000; and
          (iv) Offer Costs.


     (c) the Company, SMS and/or SMO, as the case may be, shall apply all amounts borrowed by it under Facility B to refinance or repurchase the SMS Existing Facility and the SMO Drawn Debt.

     (d)  SMO shall  apply all amounts  utilised by it under  Facility C:
          (i) to refinance SMO Drawn Debt to the extent not refinanced by amounts borrowed under Facility B; and
          (ii) to finance the working capital requirements (including letters of credit) of SMO following the refinancing of all SMO Drawn Debt under Facility B and/or Facility C and the cancellation in full of the credit facilities provided under the SMO Credit Agreement.

3.2 Monitoring No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4  CONDITIONS OF UTILISATION
   4.1 Initial conditions precedent No Borrower, subject to paragraph

     (a) below, may deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in Part 1A of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent.

     (b) No Borrower (as applicable) may deliver a Utilisation Request for a Utilisation of Facility A1 unless the Agent has received, in relation to the AA Acquisition to be funded pursuant to such Utilisation Request, all of the documents and other evidence listed in Part 1B of
          Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent.

     (c) No Borrower (as applicable) may deliver a Utilisation Request for a Utilisation of Facility A2 unless the Agent has received, subject to the following sentence, all of the documents and other evidence listed in Part 1C of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent. As regards a Utilisation of Facility A2 for the purpose of making Market Purchases, to the extent not already satisfied with regard to the making of an Offer, the Agent need only have received the documents and other evidence listed in paragraphs
          (b), (c) and

     (d) in Part 1C of Schedule 2 (Conditions Precedent) in form and substance satisfactory to the Agent. (d) The Agent shall, in each case, notify the Company and the Lenders promptly upon being so satisfied. (e) Notwithstanding the above, SMS Bidco may deliver a Utilisation Request for and on behalf of SMS and/or SMO, as the case may be, in relation to a Utilisation of Facility B and/or Facility C notwithstanding that:
          (a) SMS Bidco itself is not able to be a Borrower of Facility B or Facility C; and (b) SMS and/or SMO may not, at the time of delivery of such Utilisation Request by SMS Bidco, have acceded to this Agreement as Additional Borrowers, provided that SMS Bidco may only deliver such a Utilisation Request if:
          (i) SMS and/or, as the case may be, SMO have not at that time acceded as an Additional Borrower; and
          (ii) the documents and other evidence listed in Part 1A of Schedule 2 (Conditions Precedent) have been received in form and substance satisfactory to the Agent.

          Reference in this Agreement to a Borrower delivering a Utilisation Request shall include, for the avoidance of doubt, SMS Bidco in the circumstances and on the terms set out in this Clause 4.1(e).

4.2 Further conditions precedent

     The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

     (i) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and,
     (ii) in the case of any other  Utilisation,  no  Default is  continuing  or would result from the proposed Utilisation; and the Repeating Representations to be made by each Obligor are true in all material respects.



4.3  Conditions  relating to Optional Currencies
     (a) A currency will constitute an Optional Currency in relation to a Utilisation if:
          (i) it is readily available in the amount required and freely convertible into the Base Currency relative to that Utilisation in the Relevant Interbank Market on the Quotation Day and the Utilisation Date for that Utilisation; and
          (ii) in the case of Facility A1, it is US Dollars or Sterling, in the case of Facility A2, it is US Dollars and, in the case of Facility C, it is Canadian Dollars.

    (b) Euro will only be made available in the euro unit.

4.4  Maximum number of Utilisations
     (a) A Borrower may not deliver a Utilisation Request (as appropriate) if as a result of the proposed Utilisation more than 20 Loans in aggregate and more than 25 Letters of Credit in aggregate would be outstanding, provided that up to 31 August 2001 there may be additional Loans outstanding to the extent such additional Loans are drawn for the same purpose and in the same currency as an existing Loan, by the same Borrower as for that existing Loan and provided that such additional Loan has an Interest Period maturing at the same time as another Loan drawn under the same Facility such that the same are consolidated into one Loan at the end of the relevant Interest Period.
     (b) A Borrower may not request that a Facility A Loan or Facility B Loan be divided if, as a result of the proposed division, the provisions of paragraph (a) above would be breached.
     (c) Any Loan made by a single Lender under Clause 8.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.4.

4.5  Limit on timing and amount of  Utilisations
     (a) No more than 200,000,000 of Facility A1 may be drawn between the period commencing the date falling 90 days after the date of this Agreement and 30 November 2001 (the "Additional A1 Period"). If the undrawn amount of the Total Facility A1 Commitments would, but for this Clause, exceed 200,000,000 on the date falling 90 days after the date of this Agreement, the Total Facility A1 Commitments shall be automatically cancelled by the requisite amount on such date so that, if not already utilised by such date, a maximum additional amount of 200,000,000 only may be drawn by the Company, SMS and/or AA Bidcos, as the case may be, during the Additional A1 Period.
     (b) A drawing may only be made by SMS under Facility A1 following the refinancing, repayment and cancellation in full of each of the SMS Existing Facility and the SMO Credit Agreement.
     (c) The Lenders and the Agent shall not be obliged to fund any Loan(s) and the Issuing Bank shall not be obliged to issue any Letter of Credit requested by SMS Bidco in the circumstances and on the terms set out in Clause 4.1(e) (Initial conditions precedent) unless the Agent has received, in form and substance satisfactory to it:
          (i) a certified copy of the formal notice of cancellation by SMS and SMO (which is irrevocable) of the SMS Existing Facility and the SMO Credit Agreement; and
          (ii) the provisions of Clause 27.2(a) (Additional Borrowers) has been complied with in all respects in relation to SMS and SMO so that they are Additional Borrowers, in each case prior to the time of the proposed funding or issue of such Letter of Credit. If such funding is not able to proceed or Letter of Credit able to be issued on the basis of (i) or (ii) above not being complied with, the provisions of Clause 17.2(c) (Other indemnities) shall apply in relation to such requested Utilisations.

     (d) Facility B and Facility C may only be utilised following the initial drawing of Facility A2.

     (e) Facility C may only be utilised after Facility B has been drawn in full or, if drawn in part, any undrawn portion of Facility B has been cancelled and provided that the SMO Drawn Debt has been (or is to be pursuant to Facility C) refinanced in full and the SMO Credit Agreement has been cancelled in full.



SECTION 3
                                  UTILISATION
5 UTILISATION - LOANS
  5.1 Delivery of a Utilisation Request A Borrower may utilise a Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

  5.2  Completion of a Utilisation  Request
     (a) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

          (i)  it identifies the Facility to be utilised;
          (ii) the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;
          (iii)the  currency  and amount of the  Utilisation  comply with Clause
               5.3 (Currency and amount);
          (iv) the proposed Interest Period complies with Clause 12 (Interest Periods);
          (v) it specifies the account and bank (which must be in the principal financial centre of the country of the currency of the Utilisation or, in the case of euro, the principal financial centre of a Participating Member State in which banks are open for general business on that day or London) to which the proceeds of the Utilisation are to be credited;
          (vi) in the case of a requested Utilisation of Facility A1, the Utilisation Request is accompanied by such documents and/or evidence in form and substance satisfactory to the Agent as is applicable to that relevant AA Acquisition or other purpose for which such proceeds may be used as set out in Part 1B of Schedule 2 (Conditions Precedent) to the extent the same have not previously been provided pursuant to this Clause 5.2(vi) or Clause 4.1(b) (Initial Conditions Precedent) in relation to that AA Acquisition or other permitted purpose now proposed to be funded;
          (vii)in the case of a requested Utilisation of Facility A2, (A)in the case of the first request for such a Utilisation, the Offer continues to be recommended by the Special Committee and (B) each Utilisation Request is accompanied by a certificate of the Company confirming how many shares and stock options have been bought to date (whether pursuant to the Facilities or otherwise) since the date of this Agreement and how many are to be acquired by way of the proposed Loan the subject of the Utilisation Request; and (
          viii)in the case of a requested Utilisation of Facility B or Facility C by SMS Bidco in the circumstances and on the terms set out in Clause 4.1(e) (Initial conditions precedent), each Utilisation Request is accompanied, so far as practicable, by a certified copy of the formal notice of cancellation (which is irrevocable) by SMS and SMO of the SMS Existing Facility and the SMO Credit Agreement in form and substance satisfactory to the Agent. If it is not possible for such notice of cancellation to accompany the Utilisation Request the provisions of Clause 4.5(c) (Limit on timing and amount of Utilisations) shall apply in relation to the Utilisations requested by SMS Bidco.

     (b) Only one Loan may be requested in each Utilisation Request.

 5.3  Currency and amount

      (a) The currency specified in a Utilisation Request must be in the Base Currency relating to that Facility or an Optional Currency.
      (b) The amount of the proposed Loan must be an amount which is not more than the Available Facility and which is a minimum of, in the case of Facility A, 5,000,000, and in the case of Facility B and Facility C, US$ 5,000,000 or, in each case, the relevant Optional Currency equivalent or, if less, the Available Facility.



 5.4  Lenders' articipation

     (a) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available through its Facility Office.

     (b) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility in each case in respect of the relevant Facility immediately prior to making the Loan.

     (c) The Agent shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan by the Specified Time.



5.5  Extension of Facility A1 and Facility A2
    (a) The Company shall be entitled on one occasion only to request an extension of Facility A1 and/or Facility A2 for a period of one year by giving notice to the Agent (an "Extension Request") not later than five Business Days before the Termination Date applicable to Facility A1 and/or Facility A2, as the case may be, specifying the Facility or Facilities to be extended. The Extension Request shall be made in writing and shall be unconditional and irrevocable. The Agent shall forward a copy of the Extension Request (if any) to the Lenders as soon as practicable after receipt thereof. Upon receipt of the Extension Request, subject to this Clause 5.5, the Facility A1 Repayment Date and/or the Facility A2 Repayment Date, as the case may be, for the amount extended (and the corresponding Termination Date) shall be extended by one year provided that:
          (i) no Extension Request may be delivered if there is a Default continuingat such time, and the Facility A1 Repayment Date and Facility A2 Repayment Date shall not be so extended if on the date of such extension there is a Default continuing;
          (ii) no more than EUR 500,000,000 in aggregate may be extended under Facility A1 and/or Facility A2 pursuant to this Clause 5.5; and
          (iii)no more than EUR 375,000,000 may be extended under Facility A1 pursuant to this Clause 5.5.

    (b) The Company shall pay to the Agent (on behalf of the Lenders) a fee of 10 basis points flat on the principal amount extended pursuant to this Clause 5.5 on the date on which it gives the Agent notice pursuant to paragraph (a) above.


6. UTILISATION - LETTERS OF CREDIT

   6.1 General
       (a) In this Clause 6 and Clause 7 (Letters of Credit):

        (i) "Affected Lender" means a Lender:

            (A) whose long term unsecured  unguaranteed  debt credit rating (or, if it does not have such a rating, that of its Parent) is BBB-or less (S&P) or Baa3 or less (Moody's Investors' Services, Inc.); or

            (B) which,  if neither  it nor its Parent has a long term  unsecured unguaranteed debt credit rating, in the opinion of the Issuing Bank, has suffered a material adverse change in its financial condition; or

            (C) which is subject to any insolvency, moratorium or rehabilitation procedure or which seeks protection from, or begins negotiations with, its creditors, with a view to the general readjustment or rescheduling of its indebtedness.

                In this definition, "Parent" means an entity of which the relevant Lender is a Subsidiary;


        (ii)"Available Letter of Credit Facility" means, in relation to Letters of Credit available under Facility C, the Letter Facility of Credit Sub-Limit or, if less, the Available Facility for C minus:

            (A) the Base Currency Amount of any  outstanding  Letters of Credit;
                and

            (B) in relation to any proposed Letter of Credit,  the Base Currency
                Amount of any Letters of Credit that are due to be made on or before the proposed Utilisation Date;

        (iii) "L/C Proportion" means, in relation to a Lender in respect of any Letter of Credit, the proportion (expressed as a percentage) borne by that Lender's Available Commitment under Facility C to the Available Facility for Facility C immediately prior to the issue of that Letter of Credit, adjusted to reflect any assignment or transfer under this Agreement to or by that Lender;

        (iv) "Letter of Credit Sub-Limit" means US$75,000,000;

        (v) "Maturity Date" means, for a Letter of Credit, the last day of its Term;

        (vi)"Term" means each period determined under this Agreement for which the Issuing Bank is under a liability under a Letter of Credit which cannot extend beyond the Termination Date applicable to Facility C;

        (vii) a Letter of Credit is "repaid" or "prepaid" if:

            (A) SMO provides cash cover for that Letter of Credit;

            (B) the maximum amount payable under the Letter of Credit is reduced in accordance with its terms; or

            (C) the Issuing Bank is satisfied  that it has no further  liability under that Letter of Credit,

                and the amount by which a Letter of Credit is repaid or prepaid under sub-paragraphs (vii)(A) and (vii)(B) above is the amount of the relevant cash cover or reduction; and

        (viii) "cash cover" is provided for a Letter of Credit if SMO or, as the case may be, an Affected Lender pays an amount in the currency of the Letter of Credit to an interest-bearing account in the name of SMO or, as the case may be, the Affected Lender and the following conditions are met:

            (A) the  account  is with  the  Agent  (if the  cash  cover is to be provided for all the Lenders) or with a Lender (if not an Affected Lender and if the cash cover is to be provided for that Lender) or with the Issuing Bank (if the cash cover is to be provided for an Affected Lender or for the Issuing Bank from an Affected Lender);

            (B) withdrawals  from the  account may only be made to pay a Finance
                Party amounts due and payable to it under this Agreement in respect of that Letter of Credit until no amount is or may be outstanding under that Letter of Credit; and

            (C) SMO or the Affected  Lender,  as the case may be, has executed a security document over that account, in form and substance satisfactory to the Agent or the Finance Party with which that account is held, creating a first ranking security interest over that account.

    (b) Any reference in this Agreement to:

        (i) a "Finance Party" includes the Issuing Bank;

        (ii)the Interest Period of a Letter of Credit will be construed as a reference to the Term of that Letter of Credit;

        (iii) an amount borrowed includes any amount utilised by way of Letter of Credit;

        (iv)a Utilisation made or to be made by SMO includes a Letter of Credit issued on its behalf;

        (v) a Lender funding its participation in a Utilisation includes a Lender participating in a Letter of Credit;

        (vi)amounts outstanding   under   this   Agreement   include   amounts
            outstanding under any Letter of Credit; and

        (vii) an outstanding amount of a Letter of Credit at any time is the maximum amount that is or may be payable by SMO under or in respect of that Letter of Credit at that time.

    (c) Clause 5 (Utilisation - Loans) does not apply to a Utilisation by way of Letter of Credit other than Clause 5.2(a)(viii) (Completion of a Utilisation Request).

   6.2  Facility C
        Facility C may be utilised by way of Letters of Credit by SMO only up to a maximum Base Currency Amount equal to the Letter of Credit Sub-Limit or, if less, the Total Facility C Commitments at the time of the relevant Utilisation. Facility A or Facility B may not be utilised by way of Letters of Credit.

    6.3 Delivery of a  Utilisation  Request for Letters of Credit
    (a) SMO or, in the circumstances and on the terms set out in Clause 4.1(e) (Initial conditions precedent), SMS Bidco on SMO's behalf, may request a Letter of Credit to be issued by delivery to the Agent of a duly completed Utilisation Request in the form of Part III of Schedule 3 (Requests) not later than the Specified Time, subject to paragraph (a) of Clause 4.4 (Maximum number of Utilisations).
    (b) The Agent shall (notwithstanding the provisions of Clause 6.6(d) (Issue of Letters of Credit)) promptly notify the Issuing Bank of the receipt of, and contents of, such Utilisation Request.

   6.4  Completion of a Utilisation Request for Letters of Credit
        Each Utilisation Request for a Letter of Credit is irrevocable and will not be regarded as having been duly completed unless:

    (a) it specifies that it is for a Letter of Credit;

    (b) the proposed Utilisation Date is a Business Day within the Availability Period for Facility C;

    (c) the currency and amount of the Letter of Credit comply with Clause 6.5 (Currency and amount);

    (d) the form of Letter of Credit is attached or has been approved by the Agent and the Issuing Bank prior to the delivery of such Utilisation Request;

    (e) the Maturity Date of the Letter of Credit falls on or before the Termination Date for Facility C;

    (f) the delivery instructions for the Letter of Credit are specified;

    (g) the identity of the beneficiary of the Letter of Credit is approved by the Issuing Bank (which approval or non-approval shall be given by the Issuing Bank to SMO within 1 Business Day of request for such approval); and

    (h) the provisions of Clause 5.2(a)(viii) (Completion of a Utilisation Request) have been complied with.

    6.5 Currency and amount

    (a) The currency specified in a Utilisation Request must be the Base Currency relative to Facility C or Canadian Dollars.

    (b) The amount of the proposed Letter of Credit must be an amount whose Base Currency Amount is not more than the Available Letter of Credit Facility and which is:
        (i) if the currency selected is the Base Currency, for Facility C a minimum of US$50,000 or, if less, the Available Letter of Credit Facility; or
        (ii)if the currency selected is Canadian Dollars, the relevant Optional Currency equivalent of US$50,000 or, if less, the Available Letter of Credit Facility.

   6.6  Issue of Letters of Credit

    (a) If the conditions set out in this Agreement have been met, the Issuing Bank shall issue the Letter of Credit on the Utilisation Date.

    (b) The Issuing Bank will only be obliged to comply with paragraph (a) above if on the date of the Utilisation Request and on the proposed Utilisation Date:
        (i) in the case of a Letter of Credit renewed in accordance with sub-clause 6.8 (Renewal of a Letter of Credit), no Event of Default is continuing or would result from the proposed Utilisation and, in the case of any other Utilisation, no Default is continuing or would result from the proposed Utilisation; and
        (ii)the Repeating Representations to be made by each Obligor are true in all material respects.

    (c) The amount of each Lender's participation in each Letter of Credit will be equal to the proportion borne by its Available Commitment for Facility C to the Available Facility for Facility C immediately prior to the issue of the Letter of Credit.

    (d) The Agent shall determine the Base Currency Amount of each Letter of Credit which is to be issued in an Optional Currency and shall notify the Issuing Bank and each Lender of the details of the requested Letter of Credit and its participation in that Letter of Credit by the Specified Time including, for the avoidance of doubt, the amount, the currency and the Term.

   6.7  Protection of Issuing Bank

    (a) Notwithstanding anything to the contrary in this Agreement:

        (i) an Issuing Bank is not obliged to issue a Letter of Credit if there is at the time an Affected Lender, unless the Affected Lender or, failing the Affected Lender (but subject to paragraph (b)(i) below), SMO has provided the Issuing Bank with cash cover in respect of the Affected Lender's participation in the relevant Letter of Credit; and

        (ii)forthwith on demand by the Issuing Bank an Affected Lender shall provide cash cover to the Issuing Bank:

            (A) in respect of any proposed  Letter of Credit for the purposes of paragraph (a)(i) above; and/or

            (B) in  respect  of  the  Affected  Lender's  participation  in  all outstanding Letters of Credit issued by the Issuing Bank.

    (b) If an Affected Lender does not provide cash cover as required by paragraph (a)(ii) above:

        (i) to allow a proposed Letter of Credit to be issued in the amount requested in the relevant Utilisation Request, SMO may itself (but is not obliged to) provide cash cover to the Issuing Bank and shall, in respect of such Letter of Credit, be entitled to receive amounts under this Agreement payable in respect of such Utilisation relating to that Letter of Credit as if it were a Lender hereunder; and

        (ii)the Company may (but is not obliged), to the extent it is able, replace that Affected Lender with another existing Lender or a new Lender, in each case in accordance with Clause 26 (Changes to the Lenders) and Clause 7.2 (Assignments and transfers), or give notice to the Agent of cancellation of the Facility C Commitments of that Lender and its intention to procure the repayment of that Affected Lender's participation in Utilisations under Facility C. On receipt of such a notice, the Facility C Commitments of the Affected Lender shall immediately be reduced to zero. On the last day of each Interest Period for a Facility C Loan which ends after the Company has given notice to the Agent as specified above (or, if earlier, the date specified by the Company in that notice), SMO shall repay that Affected Lender's participation in that Facility C Loan. SMO shall also, within 5 Business Days of giving such notice on the Agent, provide cash cover to the Affected Lender in respect of its participation in all outstanding Letters of Credit. On the cancellation of an Affected Lender's Facility C Commitment under this paragraph, the Total Facility C Commitments shall be reduced accordingly.

   6.8  Renewal of a Letter of Credit

        (a) SMO may request any Letter of Credit issued on its behalf be renewed by delivery to the Agent of written notice by the Specified Time (a "Renewal Request").

        (b) The Finance Parties shall treat any Renewal Request in the same way as a Utilisation Request for a Letter of Credit (including, for the avoidance of doubt, Clause 6.6(d) (Issue of Letters of Credit)) except that the conditions set out in paragraphs (d) and (g) of Clause 6.4 (Completion of a Utilisation Request for Letters of Credit) shall not apply.

        (c) The terms of each renewed Letter of Credit shall be the same as those of the relevant Letter of Credit immediately prior to its renewal, except that:

            (i) its  amount  may be less than the amount of the Letter of Credit immediately prior to its renewal; and

            (ii)its Term shall start on the date which was the Maturity  Date of the Letter of Credit immediately prior to its renewal, and shall end on the proposed Maturity Date specified in the Renewal Request.

        (d) If the conditions set out in this Agreement have been met, the Issuing Bank shall amend any Letter of Credit pursuant to a Renewal Request.

6.9  Revaluation of Letters of Credit

        (a) If any Letters of Credit are denominated in an Optional Currency, the Agent shall at six monthly intervals after the date of this Agreement, recalculate the Base Currency Amount of each Letter of
            Credit by notionally converting into the Base Currency the outstanding amount of that Letter of Credit on the basis of the Agent's Spot Rate of Exchange on the date of calculation.

        (b) SMO shall, if requested by the Agent, ensure that within three Business Days of such request sufficient Facility C Utilisations are prepaid to prevent the Base Currency Amount of the Utilisations by way of Letter of Credit exceeding the Letter of Credit Sub-Limit or, if less, the Total Facility C Commitment at that time following any adjustment to a Base Currency Amount under paragraph (a) above.

6.10     Information

        (a) The Issuing Bank will inform the Agent:

            (i) promptly  upon the issue of a Letter of Credit,  of the identity of the beneficiary thereunder, the principal amount and the expiry date of such Letter of Credit; and

            (ii)at the end of each quarter, of the amount,  currency and Term of any Letters of Credit then outstanding.

        In each case, the Agent will promptly notify the Lenders of the same.

        (b) The Agent will notify the Company and the Issuing Bank promptly on receiving notification from any Party that a Lender has become an Affected Lender.


7. LETTERS OF CREDIT

   7.1  Immediately payable
        If a Letter of Credit or any amount outstanding under a Letter of Credit is expressed to be immediately payable, SMO shall repay or prepay that amount immediately.

   7.2  Assignments and transfers

     (a) Notwithstanding any other provision of this Agreement, the consent of the Issuing Bank is required for any assignment or transfer of any Lender's rights and/or obligations under Facility C except on an assignment or transfer to an Affiliate of a Lender (of at least the same (or equivalent) long term unsecured unguaranteed debt credit rating as the transferring Lender) or to another existing Lender (who is not an Affected Lender) and provided that the consent of the Issuing Bank will be deemed to be given if, within 15 Business Days of receipt of an application for consent, it has not been expressly refused.

     (b) If paragraph (a) and the conditions and procedure for transfer specified in Clause 26 (Changes to the Lenders) are satisfied, then on the Transfer Date the Issuing Bank and the New Lender shall acquire the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Issuing Bank and the Existing Lender shall each be released from further obligations to each other under this Agreement.

     7.3  Fees payable in respect of Letters of Credit

     (a) The Company shall pay to the Issuing Bank a fronting fee in respect of each Letter of Credit in the amount and at the times agreed in the letter dated on or about the date of this Agreement between the Issuing Bank and the Company. A reference in this Agreement to a Fee Letter shall include the letter referred to in this paragraph.

     (b) The Company shall pay to the Agent (for the account of each Lender) a letter of credit fee in an amount per annum equal to the applicable Margin from time to time for Facility C on the outstanding amount each day of each Letter of Credit for the period from the issue of that Letter of Credit until its Maturity Date. This fee shall be distributed according to each Lender's L/C Proportion of that Letter of Credit.

     (c) The accrued letter of credit fee on a Letter of Credit shall be payable on the last day of each successive period of three months (or such shorter period as shall end on the Maturity Date for that Letter of Credit) starting on the date of issue of that Letter of Credit. Accrued letter of credit fee is also payable to the Agent on the cancelled amount of any Lender's Facility C Commitment at the time the cancellation is effective if that Commitment is cancelled in full and the Letters of Credit prepaid or repaid in full.

     7.4  Claims   under  a  Letter   of   Credit

     (a) SMO irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under a Letter of Credit requested by it and which appears on its face to be in order (a "claim").

     (b) SMO shall immediately on demand pay to the Agent for the Issuing Bank an amount equal to the amount of any claim.

     (c)  SMO acknowledges that the Issuing Bank:

          (i) is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and

          (ii) deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.

     (d)  The obligations of SMO under this Clause will not be affected by:

          (i) the sufficiency, accuracy or genuineness of any claim or any other document; or

          (ii) any incapacity of, or limitation on the powers of, any person signing a claim or other document.

     (e) The Issuing Bank shall promptly notify the Agent once a claim has been made on it under a Letter of Credit.

   7.5   Indemnities

     (a) SMO shall immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit requested by SMO. The Issuing Bank shall be entitled to use any cash cover provided under this Agreement by SMO in relation to the Letter of Credit the subject to the relevant demand for the purposes of this indemnity.

     (b) Each Lender shall (according to its L/C Proportion) immediately on demand indemnify the Issuing Bank against any cost, loss or liability incurred by the Issuing Bank (otherwise than by reason of the Issuing Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank under any Letter of Credit (unless the Issuing Bank has been reimbursed by an Obligor pursuant to a Finance Document). The Issuing Bank shall be entitled to use any cash cover provided by an Affected Lender in relation to the Letter of Credit the subject of the relevant demand under this Agreement for the purposes of this indemnity.

     (c) If any Lender is not permitted (by its constitutional documents or any applicable law) to comply with paragraph (b) above), then that Lender will not be obliged to comply with paragraph (b) and shall instead be deemed to have taken, on the date the Letter of Credit is issued (or if later, on the date the Lender's participation in the Letter of Credit is transferred or assigned to the Lender in accordance with the terms of this Agreement), an undivided interest and participation in the Letter of Credit in an amount equal to its L/C Proportion of that Letter of Credit. On receipt of demand from the Agent, that Lender shall pay to the Agent (for the account of the Issuing Bank) an amount equal to its L/C Proportion of the amount demanded. The last sentence of paragraph (b) above shall apply to this paragraph mutatis mutandis.

     (d) SMO shall immediately reimburse any Lender for any payment it makes to the Issuing Bank under this Clause 7.5 (Indemnities) in respect of that Letter of Credit.

     (e) The obligations of each Lender under this Clause are continuing obligations and will extend to the ultimate balance of sums payable by that Lender in respect of any Letter of Credit, regardless of any intermediate payment or discharge in whole or in part.

     (f) The obligations of any Lender under this Clause will not be affected by any act, omission matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause (without limitation and whether or not known to it or any other person) including:
          (i) any time, waiver or consent granted to, or composition with, any Obligor, any beneficiary under a Letter of Credit or other person;
          (ii) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor or any member of the Group;
          (iii)the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor, any beneficiary under a Letter of Credit or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;
          (iv) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor, any beneficiary under a Letter of Credit or any other person;
          (v) any amendment (however fundamental) or replacement of a Finance Document, any Letter of Credit or any other document or security;
          (vi) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, any Letter of Credit or any other document or security; or
          (vii) any insolvency or similar proceedings.


   7.6  Rights of contribution
        No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this Clause 7.

   7.7  Role of the Issuing Bank

     (a) Nothing in this Agreement constitutes the Issuing Bank as a trustee or fiduciary of any other person.

     (b) The Issuing Bank shall not be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

     (c) The Issuing Bank may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

     (d)  The Issuing Bank may rely on:

          (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and
          (ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

     (e) The Issuing Bank may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

     (f) The Issuing Bank may act in relation to the Finance Documents through its personnel and agents.

     (g)  The Issuing Bank is not responsible for:

          (i) the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Issuing Bank, the Agent, the Arranger, an Obligor or any other person given in or in connection with any Finance Document or the Information Memorandum; or
          (ii) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

   7.8  Exclusion of liability

     (a) Without limiting paragraph (b) below, the Issuing Bank will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

     (b) No Party may take any proceedings against any officer, employee or agent of the Issuing Bank in respect of any claim it might have against the Issuing Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Issuing Bank may rely on this Clause.

   7.9  Credit appraisal by the Lenders
        Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Issuing Bank that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document, including but not limited to, those listed in paragraphs (a) to (d) of Clause 28.14 (Credit appraisal by the Lenders).

   7.10 Partial payments

     (a) Notwithstanding any other provision of this Agreement, if the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the order set out in paragraph (a) of Clause 31.5 (Partial Payments), except that payments shall secondly be applied in or towards payment pro rata of any sums due to the Issuing Bank under this Agreement and the order set out in sub-paragraphs 31.5(a)(ii) to (a)(iv) shall be varied accordingly.

     (b) Paragraph (a) above will override any appropriation made by an Obligor.

   7.11 Address for notices
        The address, fax number (and the department or officer, if any, for whose attention the communication is to be made) and electronic mail address of the Issuing Bank for any communication or document to be made or delivered under or in connection with the Finance Documents is, in the case of its address and fax number (and relevant department or officer), that identified with its name below and, in the case of its electronic mail address, that notified in writing to the Agent prior to the date of this Agreement or any substitute address, fax number (or department or officer) or electronic mail address as the Issuing Bank may notify to the Agent by not less than five Business Days' notice.

   7.12 Amendments and Waivers
        Notwithstanding any other provision of this Agreement, an amendment or waiver which relates to the rights or obligations of the Issuing Bank may not be effected without the consent of the Issuing Bank.

8. OPTIONAL CURRENCIES


   8.1  Selection of currency
        A Borrower (or the Company on behalf of a Borrower) shall select the currency of a Facility A Loan or a Facility C Utilisation in a Utilisation Request.

   8.2  Unavailability of a currency
        If before the Specified Time on any Quotation Day:

     (a) the Agent has received notice from a Lender that the Optional Currency requested is not readily available to it in the amount required; or

     (b) a Lender notifies the Agent that compliance with its obligation to participate in a Facility A Loan or a Facility C Loan in the proposed Optional Currency would contravene a law or regulation applicable to it, the Agent will give notice to the relevant Borrower to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 8.2 will be required to participate in the Facility A Loan or Facility C Loan, as the case may be, in the Base Currency relative to that Facility (in an amount equal to that Lender's proportion of the Base Currency Amount or, in respect of a Rollover Loan, an amount equal to that Lender's proportion of the Base Currency Amount of the maturing Facility C Loan that is due to be repaid) and its participation will be treated as a separate Facility A Loan or Facility C Loan, as the case may be, denominated in the Base Currency during that Interest Period.

   8.3  Exchange rate movements

     (a) Inrespect of successive Interest Periods of a Facility A Loan denominated in an Optional Currency, the Agent shall calculate the amount of the Facility A Loan in that currency for the next following Interest Period (by calculating the amount of that currency equal to the Base Currency Amount of that Facility A Loan at the Agent's Spot Rate of Exchange at the Specified Time) and (subject to paragraph (b) below):
          (i) if the amount calculated is less than the existing amount of that Facility A Loan in the Optional Currency during the then current Interest Period, promptly notify the Borrower that has borrowed that Facility A Loan and that Borrower shall pay, on the last day of that Interest Period, an amount equal to the difference; or
          (ii) if the amount calculated is more than the existing amount of that Facility A Loan in the Optional Currency during the then current Interest Period, promptly notify each Lender and, if no Event of Default is continuing, each Lender shall, on the last day of that Interest Period, pay its participation in an amount equal to the difference.

     (b) If the calculation made by the Agent pursuant to paragraph (a) above shows that the amount of the Facility A Loan in the Optional Currency has increased or decreased by less than 10 per cent. compared to its Base Currency Amount, no notification shall be made by the Agent and no payment shall be required under paragraph (a) above.

   8.4  Agent's calculations

     (a) All calculations made by the Agent pursuant to this Clause 8 will take into account any repayment, prepayment, consolidation or division of Facility A Loans to be made on the last day of the first Interest Period.

     (b) Each Lender's participation in a Loan will, subject to paragraph (a) above, be determined in accordance with paragraph (b) of Clause 5.4 (Lenders' participation).



                                    SECTION 4
                     REPAYMENT, PREPAYMENT AND CANCELLATION

9. REPAYMENT

   9.1  Repayment of Facility A Loans

     (a) Each Borrower (as applicable) shall repay each Facility A1 Loan made to it on the Facility A1 Repayment Date.

     (b) Each Borrower (as applicable) shall repay each Facility A2 Loan made to it on the Facility A2 Repayment Date.

     (c)  No Borrower may reborrow any part of Facility A which is repaid.

   9.2  Repayment of Facility B Loans

     (a) Each Borrower to which Facility B Loans are made shall repay Facility B Loans so that, on each of the following dates below, the aggregate amount of Facility B Loans shall be reduced by the amount set opposite that date:

     Facility B Repayment Date              Repayment Instalment
          30 November 2001                      US$26,000,000
          28 February 2002                      US$26,000,000
            30 May 2002                         US$30,000,000
           31 August 2002                       US$30,000,000
          30 November 2002                      US$30,000,000
          28 February 2003                      US$30,000,000
            30 May 2003                         US$30,000,000
           31 August 2003                       US$30,000,000
          30 November 2003                      US$39,000,000
          28 February 2004                      US$39,000,000
            30 May 2004                         US$39,000,000
           31 August 2004                       US$39,000,000
          30 November 2004                      US$39,000,000
          28 February 2005                      US$39,000,000
            30 May 2005                         US$39,000,000
           31 August 2005                       US$39,000,000
          30 November 2005                      US$39,000,000
          28 February 2006                      US$39,000,000

The Termination Date for Facility B            US$308,000,000


     (b) If the aggregate amount of Facility B Loans outstanding at the end of the Availability Period for Facility B is less than US$930,000,000, the amount of each Repayment Instalment under paragraph (a) above shall be reduced accordingly on a pro rata basis.

     (c)  No Borrower may reborrow any part of Facility B which is repaid.

   9.3  Repayment of Facility C Loans
        SMO shall repay each Facility C Loan on the last day of its Interest Period.

10.PREPAYMENT AND CANCELLATION

   10.1  Illegality

         If it becomes unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund its participation in any Utilisation:

     (a) that Lender shall promptly notify the Agent upon becoming aware of that event;

     (b) upon the Agent notifying the Company, the Commitment of that Lender will be immediately cancelled; and

     (c) each Borrower shall repay that Lender's participation in the Utilisations made to that Borrower on the last day of the Interest Period for each Utilisation occurring after the Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

   10.2  Change of control of Company

     (a)  If Bellon S.A.  ceases to hold at least 331/3 per cent.  of the shares and/or  voting  rights  of the  shares  of the  Company  (a  "loss  of control"):
          (i) the Company shall promptly notify the Agent upon becoming aware of that event;
          (ii) no Borrower may make a Utilisation unless otherwise agreed by the Majority Lenders; and
          (iii)unless all of the Lenders have agreed to such loss of control, the Agent shall, by not less than 10 days' notice to the Company, cancel the Facilities and declare all outstanding Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facilities will be cancelled and all such outstanding amounts will become immediately due and payable.

     (b) A Lender shall be deemed to have agreed to a loss of control if it has not approved or disapproved of such loss of control by the date falling 30 Business Days after receiving notice from the Company of such loss of control

   10.3  Change of control of Borrowers (other than Company)

     (a) If any Borrower (other than the Company) ceases to be (or the Company intends that it should cease to be) a Subsidiary of the Company:
          (i) the Company shall promptly notify the Agent of its intention that such Borrower shall cease to be a Subsidiary;
          (ii) no such Borrower may make a Utilisation unless otherwise agreed by the Majority Lenders following such notification; and
          (iii)the Agent shall, by no later than the date on which, but prior to, such Borrower ceasing to be a Subsidiary of the Company, cancel the Facilities outstanding to that Borrower and declare all outstanding Utilisations to that Borrower, together with accrued interest, and all other amounts accrued under the Finance Documents and due from that Borrower immediately due and payable, whereupon such Facilities will be cancelled (to the extent stated above) and all such outstanding amounts from the Borrower will become immediately due and payable.

   10.4  Mandatory prepayment of equity and debt proceeds

     (a) If any member of the Group receives any Net Equity Proceeds or Net Debt Proceeds after the date of this Agreement, the Company shall ensure that those proceeds (or an amount equal thereto) are used to reduce permanently the Facilities in accordance with paragraph (b) or
          (d) below.

     (b) Net Equity Proceeds (subject to paragraph (d) below) and Net Debt Proceeds shall be applied:

          (i) firstly, to prepay or, as the case may be, cancel Facility A and the Commitments of the Lenders under Facility A shall be reduced rateably;

          (ii) secondly, after Facility A Commitments have been reduced to zero and all Facility A Loans have been repaid, prepaid or cancelled in full, to prepay or, as the case may be, cancel Facility B and the Commitments of the Lenders under Facility B shall be reduced rateably provided that this paragraph (b)(ii) shall only apply if the Company has, at the time such Net Equity Proceeds or Net Debt Proceeds are received, a Rating of BBB- or lower; and

          (iii)thirdly, after (if applicable) the Facility B Commitments have been reduced to zero and, if Facility B Loans have been repaid, prepaid or cancelled in full, towards such purposes as the Company or relevant member of the Group so decides.

     (c) Any amounts to be applied in prepaying or cancelling Facility B pursuant to paragraph (b)(ii) above shall be so applied pro rata against each Repayment Instalment.

     (d)  Net Equity Proceeds relating to the Rights Issue shall be applied:

          (i) firstly, to prepay or, as the case may be, cancel Facility A2 and the Commitments of the Lenders under Facility A2 shall be reduced rateably;

          (ii) secondly, against amounts (if any) incurred by the Company for the purpose of making Market Purchases to the extent such amounts do not exceed EUR 150,000,000 and provided such amounts have been incurred by the Company by the time of completion of the Rights Issue;

          (iii)thirdly, to prepay or, as the case may be, cancel Facility A1 and the Commitments of the Lenders under Facility A1 shall be reduced rateably; and

          (iv) fourthly, against Facility B (to the extent applicable) in accordance with paragraph (b)(ii) above.

     (e) Net Debt Proceeds and Net Equity Proceeds shall be applied on the earlier of (i) the date falling 3 Months after the end of the current Month of receipt by the relevant member of the Group of the Net Debt Proceeds or Net Equity Proceeds, as the case may be, and (ii) the last day of the current Interest Period applicable to each relevant Facility to be prepaid pursuant to paragraph (b) or (d) above, following receipt by the relevant member of the Group of the Net Debt Proceeds or Net Equity Proceeds, as the case may be, unless, in either case, the Company elects by notice in writing to the Agent to make the relevant prepayment before such time.


   10.5  Voluntary cancellation

        The Company may, if it gives the Agent not less than 5 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of, in the case of Facility A, EUR 5,000,000 and, in the case of Facility B and Facility C, US$5,000,000) of an Available Facility. Any cancellation under this Clause 10.5 shall reduce the Commitments of the Lenders rateably under that Facility.

  10.6  Voluntary prepayment of Facility A Loans and Facility B Loans

     (a) The Borrower to which a Facility A Loan or Facility B Loan has been made may, if it gives the Agent not less than 5 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of any Facility A Loan or Facility B Loan (but, if in part, being an amount that reduces the Base Currency Amount of the Facility A Loan by a minimum amount of EUR 5,000,000 and the amount of the Facility B Loan by a minimum amount of US$ 5,000,000).

     (b) A Facility A Loan or Facility B Loan may only be prepaid after the last day of the Availability Period applicable to that Facility (or, if earlier, the day on which the applicable Available Facility is zero).

     (c) Any prepayment of Facility B under this Clause 10.6 shall satisfy the obligations under Clause 9.2 (Repayment of Facility B Loans) in chronological order.

   10.7 Voluntary prepayment of Facility C Loans
        SMO may, if it gives the Agent not less than 5 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Facility C Loan (but if in part, being an amount that reduces the Base Currency Amount of the Facility C Loan by a minimum amount of US$ 5,000,000).

   10.8 Right of repayment and cancellation in relation to a single Lender

     (a)  If:
          (i) any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 15.2 (Tax gross-up); or
          (ii) any Lender claims  indemnification  from the Company under Clause
               15.3 (Tax indemnity) or Clause 16.1 (Increased costs),

          the Company  may,  whilst  the   circumstance   giving  rise  to  the
          requirement or indemnification continues, give the Agent notice of cancellation of the Commitments of that Lender and its intention to procure the repayment of that Lender's participation in the Utilisations.

     (b) On receipt of a notice referred to in paragraph (a) above, the Commitments of that Lender shall immediately be reduced to zero.

     (c) On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above (or, if earlier, the date specified by the Company in that notice), each Borrower to which a Utilisation is outstanding shall repay that Lender's participation in that Utilisation. In addition, in relation to Facility C, SMO shall provide cash-cover (as defined in Clause 6.1 (General)) in relation to that Lender's participation in all outstanding Letters of Credit within 5 Business Days of giving the notice specified in paragraph
          (a).

   10.9  Restrictions

     (a) Any notice of cancellation or prepayment given by any Party under this Clause 10 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

     (b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

     (c) No Borrower (as applicable) may reborrow any part of Facility A or Facility B which is prepaid.

     (d) Unless a contrary indication appears in this Agreement, any part of Facility C which is prepaid may be reborrowed in accordance with the terms of this Agreement.

     (e) The Borrowers shall not repay or prepay all or any part of the Utilisations or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

     (f) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

     (g) If the Agent receives a notice under this Clause 10 it shall promptly forward a copy of that notice to either the Company or the affected Lender, as appropriate.



                                    SECTION 5
                              COSTS OF UTILISATION

11.INTEREST

   11.1  Calculation of interest
         The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

     (a)  Margin;

     (b)  LIBOR or, in relation to any Loan in euro, EURIBOR; and

     (c)  Mandatory Cost, if any.

   11.2  Margin and adjustment

     (a) Subject to the following provisions of this Clause 111.2, the Margin will be 60 basis points per annum in respect of Facility A and 70 basis points per annum in respect of Facility B and Facility C.

     (b) The Margin for all Utilisations in a Facility will be adjusted in accordance with paragraph (e) below to the number of basis points per annum specified below the reference to that Facility in the table below and set opposite the Rating assigned by S&P at such time to the
          Company:

       Rating                              Margin (bps p.a.)

                                Facility A            Facilities B and C
       A- (or higher)                50                      60
       BBB+                          60                      70
       BBB                           70                      80
       BBB-                          90                     100
       BB+ (or lower)               140                     165



      (c) (i) The Margin as shown in the table set out in paragraph (b) above will, in respect of each Facility, be reduced in accordance with paragraph (e) below by 15 basis points (the "Reduction") if and whenever Net Equity Proceeds from the Rights Issue have been received  by the Company  and,  to the extent  required by Clause
               10.4 (Mandatory prepayment of equity and debt proceeds), used to prepay and/or cancel the Facilities, in an amount (the "Required Amount") equal to or greater than, subject to the proviso below, 50 per cent. of the aggregate of (A) the total aggregate amount spent in euro (or the euro equivalent) by or on behalf of members of the Group since the date of this Agreement on each of the AA Acquisitions and the SMS Acquisition, in each case, whether completed in whole or in part and (B) the Available Commitments under Facility A1 and Facility A2 provided that, in any event, for the purposes of this Clause, the Required Amount need not exceed EUR 900,000,000.
          (ii) For the purposes of paragraph (i) above, the Company shall notify the Agent at the time it considers that it has qualified for the Reduction as set out in paragraph (i) above which notification shall be accompanied with a certificate of the Company confirming how much it has spent for the purposes of (A) above and what it calculates the Required Amount to be. The Agent shall promptly notify the Company that it has qualified for the Reduction (or not, as the case may be) as soon as possible following its receipt of the notification, certificate and calculation specified above.

     (d) The Reduction shall also apply, in accordance with paragraph (e) below, if:
          (i) no part of the SMS Acquisition has been made and Facility A2, Facility B and Facility C have been cancelled in full and the Commitments relating to such Facilities reduced to zero; or
          (ii) no more than EUR 450,000,000 (or its equivalent) in aggregate has been spent on the SMS Acquisition and AA Acquisitions (whether that be a partial AA Acquisition or partial SMS Acquisition, including by way of Market Purchases). Such determination shall be made at the end of the Availability Period for Facility A1 and Facility A2 or such earlier date on which the Available Commitments under Facility A1 and Facility A2, as the case may be, are cancelled to the extent that the aggregate of the Total Facility A1 Commitments and Total Facility A2 Commitments does not exceed EUR 450,000,000.

     (e) Any adjustment to the Margin (whether upwards on downwards) in accordance with paragraphs (b), (c) or (d) above or (f)(ii) or (iii) below will apply for all purposes under this Agreement immediately on, as appropriate:
          (i) the date of publication of any relevant change to the Rating assigned to the Company; or
          (ii) the date on which the Facilities have been prepaid and/or cancelled following the receipt by the Company of the Net Equity Proceeds from the Rights Issue provided that, whether before or after the date of such prepayment and/or cancellation, the Agent has notified the Company that it has qualified for the Reduction; or
          (iii)the date on which the condition in Clause 111.2(d)(i) or (ii) as the case may be, is satisfied; or (iv) the date on which a substitute Rating is assigned to the Company as provided in paragraph (f)(ii) or (iii) below, as the case may be.

     (f) For the purpose of this Clause 111.2, Clause 10.4(b) (Mandatory prepayment of equity and debt proceeds) and Clause 24.4 (Disposals):
          (i) "Rating" means the long term credit rating of the Company last published by S&P (taking into account the AA Acquisitions and the SMS Acquisition, to the extent made) and not withdrawn prior to the Quotation Day for an Interest Period;
          (ii) if at any time the Company does not have a Rating assigned to it by S&P, the Company and the Agent (acting on the instructions of the Majority Lenders) shall negotiate (in good faith) a substitute Rating having regard to the Company's financial condition and Rating existing immediately prior to it ceasing to have a Rating from S&P; and
          (iii)if, after 15 Business Days, the Company and the Agent are unable to agree a new Rating notwithstanding the provisions of paragraph
               (ii) above, a Rating for the purpose of the table set out in paragraph (b) above shall be deemed to be BB+.

     (g) Promptly after becoming aware of the same the Company shall inform the Agent in writing if any change in the Rating assigned to the Company occurs or the circumstances contemplated in paragraph (f)(ii) above arise.

   11.3 Payment of interest
        The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six monthly intervals after the first day of the Interest Period).

   11.4 Default interest

     (a) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which is the sum of 1 per cent and the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably).

     (b) However if the overdue amount is principal of a Loan and became due on a day other than the last day of an Interest Period relating to that Loan, the first Interest Period applicable to that overdue amount shall be of a duration equal to the unexpired portion of that Interest Period and the rate of interest on that overdue amount for that Interest Period shall be the sum of 1 per cent and the rate applicable to it immediately before it became due.

     (c) Any interest accruing under this Clause 111.4 shall be immediately payable by the Obligor on demand by the Agent.

   11.5 Notification of rates of interest
        The Agent shall promptly (and in any event within 2 Business Days of the determination of the same) notify the Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement.

12.INTEREST PERIODS

   12.1 Selection of Interest Periods

     (a) A Borrower (or (i) the Company on behalf of a Borrower or (ii) SMS Bidco on behalf of SMS and SMO in the circumstances and on the terms set out in Clause 4.1(e) (Initial conditions precedent)) may select an Interest Period for a Loan in the Utilisation Request for that Loan or (if the Loan has already been borrowed) in a Selection Notice.

     (b) Each Selection Notice for a Facility A Loan and/or Facility B Loan is irrevocable and must be delivered to the Agent by the relevant Borrower (or the Company on behalf of a Borrower) not later than the Specified Time.

     (c) If the Company or other appropriate Borrower fails to deliver a Selection Notice to the Agent in accordance with paragraph (b) above, the relevant Interest Period will be one Month.

     (d) Subject to this Clause 12, a Borrower may select an Interest Period of 1, 2, 3 or 6 (or, to the extent available to each Lender, 9 or 12) Months or any other period agreed between the Company and the Agent (acting on the instructions of all the Lenders). In addition, the Company or other appropriate Borrower may select an Interest Period of less than one month in relation to Facility B if necessary to ensure that there are sufficient Facility B Loans which have an Interest Period ending on a Facility B Repayment Date for the Company or other appropriate Borrower to make the Repayment Instalment due on that date.

     (e) An Interest Period for a Loan shall not extend beyond the Termination Date applicable to its Facility (or, in the case of Facility A where the Termination Date has been extended for a portion of that Facility pursuant to Clause 5.5 (Extension of Facility A1 and Facility A2), beyond the Termination Date applicable to the relevant portion of Facility A).

     (f) Each Interest Period for a Facility A Loan and/or a Facility B Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

     (g)  A Facility C Loan has one Interest Period only.

   12.2 Changes to Interest Periods

     (a) Prior to determining the interest rate for an Interest Period beginning before the Syndication Date, the Agent may after consultation (where practicable) with the Company shorten that Interest Period to a duration of 1 month (or such shorter duration as may be necessary to ensure that the Interest Period ends on a date on which rights and obligations under this Agreement are to be novated to persons becoming Parties as a result of the syndication of the Facilities). The Company may request that Interest Periods be similarly shortened until 30 August 2001 in order to harmonise Interest Periods with its existing swap payment dates.

     (b) Prior to determining the interest rate for a Facility B Loan, the Agent may shorten an Interest Period for any Facility B Loan to the extent necessary to ensure there are sufficient Facility B Loans with an Interest Period ending on a Facility B Repayment Date for the Company or other appropriate Borrower to make the Repayment Instalment due on that Facility B Repayment Date.

     (c) If the Agent makes any of the changes to an Interest Period referred to in this Clause 112.2, it shall promptly notify the Company and the Lenders.

   12.3 Non-Business Days
        If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

   12.4 Consolidation and division of Facility A and Facility B Loans

     (a) Subject to paragraph (b) below, if two or more Interest Periods relate to Facility A1 Loans, Facility A2 Loans or Facility B Loans in the same currency, to the same Obligor and end on the same date, those Facility A1 Loans, Facility A2 Loans or Facility B Loans (as the case may be) will, unless the Company or other appropriate Borrower specifies to the contrary in the Selection Notice for the next
          Interest Period, be consolidated into, and treated as, a single Facility A1 Loan, Facility A2 Loan or Facility B Loan (as the case may be) on the last day of the Interest Period.

     (b) Subject to Clause 4.4 (Maximum number of Loans), if the Company or other appropriate Borrower requests in a Selection Notice that a Facility A1 Loan, a Facility A2 Loan or a Facility B Loan be divided into two or more Facility A1 Loans, Facility A2 Loans or Facility B Loans, that Facility A1 Loan, Facility A2 Loan or Facility B Loan (as the case may be) will, on the last day of its Interest Period, be so divided.

   12.5 Taux Effectif Global
        In order to comply with the provisions of Articles L313-1 and L313-2 of the French consumer Code (Code de la Consommation), the effective global rate ("taux effectif global") calculated in accordance with the articles referred to above is as set out in a letter dated the date of this Agreement from the Agent to the Company substantially in the form of
        Schedule 11 (Form of TEG Letter).

13.CHANGES TO THE CALCULATION OF INTEREST

     13.1 Absence of quotations Subject to Clause 113.2 (Market disruption), if LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR or EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

     13.2 Market disruption

          (a) If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the rate per annum which is the sum of:
               (i)  the Margin;
               (ii) the rate  notified  to the  Agent by that  Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and
               (iii)the  Mandatory  Cost,  if any,  applicable  to that Lender's participation in the Loan.

          (b)  In this Agreement "Market Disruption Event" means:
               (i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR or, if applicable, EURIBOR for the relevant currency and period; or
               (ii) before close of business in London on the  Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 35 per cent. of that Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR or, if applicable, EURIBOR.

     13.3 Alternative basis of interest or funding

          (a) If a Market Disruption Event occurs and the Agent or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

          (b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

     13.4 Break Costs

          (a) Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

          (b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

14.FEES

     14.1 Commitment fee

          (a) The Company shall pay to the Agent (for the account of each Lender) a fee in the Base Currency relative to the Facility for which the fee is payable computed at the rate of: (i) 331/3 per cent. of the applicable Margin which would apply to a Facility A or Facility B Loan drawn, on the daily amount of that Lender's Available Commitment under Facility A during the Availability Period applicable to Facility A and on the daily amount of that Lender's Available Commitment under Facility B during the
               Availability Period applicable to Facility B; and (ii) 50 per cent. of the applicable Margin which would apply to a Facility C Loan drawn, on the daily amount of that Lender's Available Commitment under Facility C during the Availability Period applicable to Facility C.

          (b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the relevant Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

     14.2 Arrangement  fee
          The Company shall pay to the Agent (on behalf of the Arranger, who shall distribute the proceeds to the market at their sole discretion) the fees in the amount and at the times agreed in a Fee Letter.

     14.3 Agency fee
          The Company shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.






                                    SECTION 6
                         ADDITIONAL PAYMENT OBLIGATIONS

15. TAX GROSS UP AND INDEMNITIES

     15.1 Definitions

          (a)  In this Clause 15:

               "Protected Party" means a Finance Party which is or will be, for or on account of Tax, subject to any liability or required to make anypayment in relation to a sum received or receivable (or any sumdeemed for the purposes of Tax to be received or receivable)under a Finance Document, or any Finance Party that will suffer a reduction in any payment made pursuant to a Finance Document by reason of a Tax Deduction.

               "Qualifying Lender" means a Lender which is (on the date a payment fallsdue):

               (i)  with  respect  to any  payment  made  pursuant  to a Finance
                    Document, a resident of a jurisdiction (the "Payee Jurisdiction") that has concluded a double taxation treaty in force as of the date hereof with the jurisdiction (the "Payor Jurisdiction") in which the payor of the payment is resident which exempts Payor Jurisdiction source interest payments made to Payee Jurisdiction residents from Tax Deductions (a "Treaty Lender");

               (ii) able to fulfil the conditions  imposed by French law, taking into account, as the case may be, any applicable international treaty signed by France, in order for any sum payable by an Obligor which is resident in France to the Agent for the account of the Facility Office of such person not to be subject to any Tax Deduction; or

               (iii)with respect to payments  from US  Obligors,  a US Person (a
                    "US Lender").

               "Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

               "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

               "Tax Payment" means an increased payment made by an Obligor to a Finance Party under Clause 15.2 (Tax gross-up) or a payment under Clause 15.3 (Tax indemnity).

          (b) In this Clause 15 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

     15.2 Tax gross-up

          (a) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

          (b) The Company or a Lender shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

          (c) If a Tax Deduction is required by law to be made by an Obligor the amount of the payment due from that Obligor shall, subject to paragraphs (d) and (e) below, be increased to an amount which (after making any Tax Deduction) leaves an amount equal (on a net after Tax basis) to the payment which would have been due if no Tax Deduction had been required.

          (d) In the case of a Tax Deduction for or on account of US Federal withholding tax required by law to be made by a US Obligor, paragraph (c) shall only apply if the Lender:

               (i) is a Treaty Lender or a US Lender unless (in the case of a Treaty Lender) the US Obligor is able to demonstrate the Tax Deduction is required to be made as a result of the Lender failing to comply with paragraph (h) below; or

               (ii) is not or has  ceased to be a Treaty  Lender  to the  extent that this altered status results from any change after the date of this Agreement in (or in the interpretation, administration or application of) any law or double taxation agreement or any published practice or published concession of any relevant taxing authority.

          (e) In the case of a Tax Deduction for or on account of French law to be made by a French Obligor, paragraph (c) shall only apply if the Lender:

               (i)  is a Qualifying Lender; or

               (ii) is not or has ceased to be a Qualifying Lender to the extent that this altered status results from any change after the date of this Agreement in (or in the interpretation, administration, or application of) any law or double taxation agreement or any published practice or published concession of any relevant taxing authority.

               (f) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

          (g) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment original receipts or certified copies thereof and, if not available, other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

          (h) A Treaty Lender and each Obligor which makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction. With respect to payments made from or on behalf of a Borrower which is a US Person, each Treaty Lender shall supply to that Borrower's paying agent a properly completed and executed United States Internal Revenue Service Form W-8BEN (a "Form W-8BEN") as of the date hereof, and will supply additional Forms W-8BEN (or appropriate successor forms) within 30 days of written request by that Borrower.

     15.3 Tax indemnity (a) The Company shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal (on a net after Tax basis) to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party.

          (b) Paragraph (a) above shall not apply with respect to any Tax assessed on a Finance Party:

               (i) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

               (ii) under  the law of the  jurisdiction  in which  that  Finance
                    Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction,

               (iii)if that Tax is imposed on or  calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party.

          (c) A Protected Party making, or intending to make, a claim pursuant to paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

          (d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 15.3, notify the Agent.

     15.4 Tax Credit If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

          (i)  a Tax Credit is attributable to that Tax Payment; and

          (ii) that Finance Party has obtained, utilised and retained that Tax Credit,

          the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been made by the Obligor.

     15.5 Stamp taxes The Company shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

     15.6 Value added tax (a) All consideration payable under a Finance Document by an Obligor to a Finance Party shall be deemed to be exclusive of any VAT. If VAT is chargeable, the Obligor shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

          (b) Where a Finance Document requires an Obligor to reimburse a Finance Party for any costs or expenses, that Obligor shall also at the same time pay and indemnify that Finance Party against all VAT incurred by that Finance Party in respect of the costs or expenses save to the extent that the Finance Party has received repayment or credit in respect of such VAT.

16. INCREASED COSTS

     16.1 Increased  costs

     (a) Subject to Clause 16.3 (Exceptions) the Company shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

     (b)  In this Agreement "Increased Costs" means:

          (i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

          (ii) an additional or increased cost;

          (iii)a reduction of any amount due and payable under any Finance Document;

          (iv) the imposition, modification or application of any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of a Finance Party which is not otherwise included in the determination of LIBOR or EURIBOR under this Agreement, including, without limitation, the imposition of any reserves with respect to "Eurocurrency Liabilities" under Regulation D (for which purpose, the
               Utilisations shall be deemed to constitute Eurocurrency Liabilities and to be subject to such reserve requirements without benefit of or credit for proration, exceptions or offsets which may be available from time to time to any Finance Party under Regulation D); or

          (v)  an imposition on a Finance Party of any condition,

          whichis directly incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

     16.2 Increased  cost claims

     (a) A Finance Party intending to make a claim pursuant to Clause 16.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

     (b) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate to the Agent and the Company confirming the amount of its Increased Costs (and setting out in reasonable detail the basis of calculation of such Increased Costs).

     16.3 Exceptions

          (a) Clause 16.1 (Increased costs) does not apply to the extent any Increased Cost is:

               (i) attributable to a Tax Deduction required by law to be made by an Obligor;

               (ii) compensated  for by Clause  15.3 (Tax  indemnity)  (or would have been compensated for under Clause 15.3 (Tax indemnity) but was not so compensated solely because one of the exclusions in paragraph (b) of Clause 15.3 (Tax indemnity) applied);

               (iii) compensated for by the payment of the Mandatory Cost; or

               (iv) attributable  to the wilful  breach by the relevant  Finance
                    Party or its Affiliates of any law or regulation or to its negligence or wilful default.

          (b) In this Clause 16.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 15.1 (Definitions).

17. OTHER INDEMNITIES

     17.1 Currency indemnity

          (a) If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:
               (i)  making or filing a claim or proof against that Obligor;
               (ii) obtaining  or  enforcing  an  order,  judgment  or  award in relation to any litigation or arbitration proceedings,

        that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

          (b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

     17.2 Other indemnities The Company shall (or shall procure that an Obligor will), within three Business Days of demand (which demand shall include reasonable detail of the basis of calculation of the amount demanded), indemnify each Lender against any cost, loss or liability incurred by that Lender as a result of:

          (a)  the occurrence of any Event of Default;

          (b) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 30 (Sharing among the Lenders);

          (c) funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower (or SMS Bidco in the circumstances and on the terms set out in Clause 4.1(e) (Initial conditions precedent)) in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Lender alone); or

          (d) a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Company.

     17.3 Indemnity to the Agent The Company shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

          (a) investigating any event which it reasonably believes is a Default; or

          (b) entering into or performing any foreign exchange contract for the purposes of Clause 6 (Optional Currencies); or

          (c) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

     17.4 Acquisition Financing Indemnity The Company shall indemnify each Finance Party in accordance with Schedule 10 (Acquisition Financing Indemnity).

18. MITIGATION BY THE LENDERS

     18.1 Mitigation

          (a) Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under, or cancelled pursuant to, any of Clause 10.1 (Illegality), Clause 15 (Tax gross-up and indemnities) or Clause 16 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

          (b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

     18.2 Limitation of liability

          (a) The Company shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 18.1 (Mitigation).

          (b)  A Finance  Party is not  obliged to take any steps  under  Clause
               18.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

19. COSTS AND EXPENSES

     19.1 Transaction expenses The Company shall promptly on demand (and subject to the Fee Letter relating, inter alia, to the same) pay the Agent and the Arranger the amount of all costs and expenses and related taxes (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution and syndication of:

          (a) this Agreement and any other documents referred to in this Agreement; and

          (b) any other Finance Documents executed after the date of this Agreement.

     19.2 Amendment costs If:

          (a)  an Obligor requests an amendment, waiver or consent; or

          (b) an amendment is required pursuant to Clause 31.9 (Change of currency); or

          (c) an amendment is required to Clause 20 (Guarantee and Indemnity) as a result of the accession of an Additional Guarantor who has a legal restriction on the ability to give a guarantee in the specified form, the Company shall, within three Business Days of demand, reimburse the Agent for the amount of all third party costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement, it being understood that such costs and expenses shall (so far as practically possible) be subject to a pre-agreed budget mutually satisfactory to the Company and the Agent.

     19.3 Enforcement costs The Company shall, within three Business Days of demand, pay to each Finance Party the amount of all reasonable costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

     19.4 Notification The relevant person who has incurred any costs for which the Company is responsible to pay pursuant to this Clause 19, shall provide the Company with copies of invoices showing the relevant matters in reasonable detail.

                                    SECTION 7
                                    GUARANTEE

20. GUARANTEE AND INDEMNITY

     20.1 Guarantee   and   indemnity

          (a)  Each  Guarantor  irrevocably  and  unconditionally   jointly  and
               severally:

               (i) guarantees to each Finance Party punctual performance by each Borrower of all that Borrower's obligations under the Finance Documents;

               (ii) undertakes  with each Finance Party that whenever a Borrower does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

               (iii)indemnifies each Finance Party immediately on demand against any cost, loss or liability suffered by that Finance Party if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover, provided that, in the case of each Guarantor incorporated in France (other than the Company) its liability under this Clause 20 shall limited in amount to the outstanding Utilisations of that Guarantor at the relevant time and the amount of any outstanding intra-group loans granted to it by any other Obligor using the proceeds of any Loanpursuant to this Agreement.

          (b) As regards the guarantee given by the Company under this Clause 20, if:

               (i) Security is created or permitted to subsist by the Company or any other member of the Group over any of the Acquired Shares; or

               (ii) the holder of the Acquired Shares disposes of all or part of them,

               each Finance Party shall, independently of paragraph (a) above, be entitled to:

                    (A) make demand on the Company for all Utilisations, accrued interest and other amounts accrued under the Finance Documents to be immediately due and payable whereon they shall become immediately due and payable and the Total Commitments shall be immediately cancelled; or

                    (B) request that cash cover be provided to it in respect of all principal amounts actually or contingently due to that Finance Party under the Finance Documents.

     20.2 Continuing guarantee This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

     20.3 Reinstatement If any payment by an Obligor or any discharge given by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced as a result of insolvency or any similar event:

          (a) the liability of each Obligor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

          (b) each Finance Party shall be entitled to recover the value or amount of that security or payment from each Obligor, as if the payment, discharge, avoidance or reduction had not occurred.

     20.4 Waiver of defences The obligations of each Guarantor under this Clause 20 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 20 (without limitation and whether or not known to it or any Finance Party) including:

          (a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

          (b) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

          (c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

          (d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

          (e) any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

          (f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

          (g)  any insolvency or similar proceedings.


     20.5 Immediate recourse Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 20. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

     20.6 Appropriations Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

          (a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

          (b) hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 20.

     20.7 Deferral of Guarantors' rights Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

          (a)  to be indemnified by an Obligor;

          (b) to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents; and/or

          (c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party.

     20.8 Additional security This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

     20.9 Limitation on guarantee of US Guarantors

          (a) For the purposes of this Clause 20.9, "US Guarantor" means any Guarantor incorporated or organised under the laws of the United States or any state of the United States (including the District of Columbia).

          (b)  Each US Guarantor acknowledges that:

               (i)  it will receive  valuable  direct or indirect  benefits as a
                    result  of  the   transactions   financed   by  the  Finance
                    Documents;

               (ii) each  Finance  Party has acted in good  faith in  connection with the guarantee given by that US Guarantor and the transactions contemplated by the Finance Documents; and

               (iii)it has not  incurred  and does  not  intend  to incur  debts beyond
                 its ability to pay as they mature.

          (c)  Each US Guarantor must ensure that at all times:

               (i) its capital must not be unreasonably small to carry on its business as it is being conducted; and

               (ii) it has not made a transfer or incurred any obligation  under any Finance Documents with the intent to hinder, delay or defraud any of its present or future creditors.




                                    SECTION 8
               REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

21.REPRESENTATIONS

     Each Obligor (in respect of itself and, where applicable, its Subsidiaries) makes the representations and warranties set out in this Clause 21 to each Finance Party on the date of this Agreement.

     21.1 Status

          (a) The Company is a societe anonyme, duly established and existing under the laws of the Republic of France.

          (b)  Each  other  Obligor  is a  corporation,  duly  incorporated  and
               validly   existing   under  the  law  of  its   jurisdiction   of
               incorporation.

          (c) Each Obligor has the power to own its assets and carry on its business as it is being conducted.

     21.2 Binding obligations Subject to the Reservations, the obligations expressed to be assumed by it in each Finance Document are, legal, valid, binding and enforceable obligations.

     21.3 Non-conflict with other obligations The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

          (a)  any law or regulation applicable to it;

          (b)  the constitutional documents of it or any Material Subsidiary;

          (c) any agreement or instrument binding upon it or any Material Subsidiary in a manner or to an extent which has or might have a Material Adverse Effect.

     21.4 Power and authority It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by the Finance Documents.

     21.5 Validity and admissibility in evidence All Authorisations required:

          (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

          (b) to make the Finance Documents admissible in evidence in its jurisdiction of incorporation,

               have been obtained or effected and are in full force and effect.

     21.6 No default

          (a) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

          (b) No event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries which would have a Material Adverse Effect.

     21.7 Information Memorandum This representation and warranty is made by the Company only upon issue of an Information Memorandum approved by the Company in writing, on the date of any update thereof and on the date of each or any Syndication Agreement (on the Information Memorandum as the same may have been updated).

          (a) The factual information provided by or on behalf of the Company in the Information Memorandum was true and accurate in all material respects as at the date (if any) at which it is stated or at the date of the Company's approval of the Information Memorandum.

          (b) The financial projections contained in the Information Memorandum have been prepared (in good faith) on the basis of recent historical information and on the basis of reasonable assumptions current at the date of the Information Memorandum or any update thereof, and were arrived at after due and careful consideration.

          (c) Nothing has occurred or been omitted from the Information Memorandum and no information has been given or withheld that results in the information, projections or assumptions contained in the Information Memorandum being untrue or misleading in any material respect in so far as the Information Memorandum relates to the financing contemplated in the Financing Documents.

     21.8 Financial  statements

          (a)  In the case of the  Company,  its Original  Financial  Statements
               were  prepared  in  accordance  with  French  GAAP   consistently
               applied.

          (b) In the case of the Company, its Original Financial Statements fairly represent the consolidated financial position of the Group as at the end of the relevant financial year.

          (c) There has been no material adverse change in the financial condition or business of the Group taken as a whole since 31 August 2000 (the Company only makes this representation and warranty).

     21.9 Pari passu ranking Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

     21.10 No proceedings pending or threatened No litigation, arbitration or administrative proceedings (other than disclosed in writing to the Arranger prior to the date of this Agreement and which the Company or other relevant Obligor believes on reasonable grounds will be decided in its favour) of or before any court, arbitral body or agency have been started or (to the best of its knowledge and belief) threatened against it or any of its Subsidiaries which, if adversely determined, would be reasonably likely to have a Material Adverse Effect.

     21.11Existing  Security No  Security  exists on or over its assets or those of any of its Subsidiaries except as permitted by Clause 24.3 (Negative pledge).

     21.12Environmental  laws

          (a) It and each of its Subsidiaries is and has been in compliance with all applicable Environmental Laws and there are no circumstances known to it or any of its Subsidiaries that may prevent or interfere with such full compliance in the future and there are no circumstances known to it or any of its Subsidiaries that could give rise to any liability under Environmental Laws;

          (b) It and each of its Subsidiaries has been and is in compliance with the terms of all Environmental Approvals necessary for the ownership and operation of its and their facilities and businesses as presently owned and operated and as presently proposed to be owned and operated and it and each of its Subsidiaries will have all such Environmental Approvals prior to the commencement of any new activities or the commencement of work at any new sites to be owned or operated by it or them;

          (c) To the best of the knowledge and belief of the Company (having made due and careful enquiry) there is no Environmental Claim pending or threatened against it or any of its Subsidiaries, and there are no past or present acts, omissions, events or circumstances which could form the basis of any Environmental Claim against it or any of its Subsidiaries, in each of (a), (b) and (c) above, to the extent that no existing claim or non-compliance would be likely to have a Material Adverse Effect.

     21.13Material Subsidiaries Each member of the Group which, as at the date of this Agreement, is a Material Subsidiary is listed in Schedule 12 (Material Subsidiaries).

     21.14Solvency  No  Obligor  has taken any  action  nor have any steps  been taken  or legal  proceedings  started  or  threatened  against  it for winding up, examination, dissolution or re-organisation, the enforcement of any Security over its assets or for the appointment of a receiver, examiner, administrative receiver or administrator, trustee or similar officer of it or any of its assets.

     21.15Tax  liabilities
          All necessary returns have been delivered by each member of the Group (subject to the provisions of Clause 21.4 (SMS and SMO as Subsidiaries)) or on their behalf to the relevant taxation authorities and neither it nor any of its Subsidiaries is in default in the payment of any taxes, and no material claim is being asserted with respect to taxes which (if adversely decided) would have a Material Adverse Effect which has not been contested and appropriately reserved against in its most recent financial statements.

     21.16Employee  Plans

          (a) No ERISA Event has occurred or is reasonably expected to occur with respect to any Plan that has resulted in or is reasonably expected to result in a liability of a US Material Subsidiary or any ERISA Affiliate that would reasonably be expected to have a Material Adverse Effect.

          (b) As of the last annual actuarial valuation date, except as would not reasonably be expected to have a Material Adverse Effect, the funded current liability percentage, as defined in Section 302(d)(8) of ERISA, of each Plan exceeds 90 per cent and there has been no adverse change in the funding status of any such Plan since such date.

          (c) No US Material Subsidiary nor any ERISA Affiliate has incurred or is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan that would reasonably be expected to have a Material Adverse Effect.

          (d) No US Material Subsidiary nor any ERISA Affiliate has been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or has been terminated, within the meaning of Title IV of ERISA, and no such Multiemployer Plan is reasonably expected to be in reorganisation or to be terminated, within the meaning of Title IV of ERISA, in any such case, in a manner or to an extent that would reasonably be expected to have a Material Adverse Effect.

          (e) Each US Material Subsidiary and its respective Subsidiaries have no material liability with respect to "expected post retirement benefit obligations" within the meaning of Statement of Financial Accounting Standards No. 106 that would reasonably be expected to have a Material Adverse Effect.

     21.17US Federal Reserve Regulations Neither the making of any Loan nor the use of the proceeds or the benefits thereof will violate or be inconsistent with Regulations T, U or X of the Board.

     21.18Investment  Company  Act and Public  Utility  Holding  Company  Act No
          Obligor is an "investment company", as such term is defined in the US Investment Company Act of 1940 as amended, or subject to the Public Utility Holding Company Act 1935, as amended.

     21.19 The Offer and AA Acquisitions

          (a) The Tender Offer Statement contains all the material terms and conditions of the Offer.

          (b) The AA Acquisition Agreements provided to the Agent contain all the material terms and conditions of the AA Acquisitions.

          21.20Repetition
               The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:

               (a) the date of each drawdown date and each interest payment date; and

               (b) in the case of an Additional Obligor, the day on which the relevant company becomes (or it is proposed the company becomes) an Additional Obligor.



22. INFORMATION UNDERTAKINGS

        The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

     22.1 Financial statements The Company shall supply to the Agent in sufficient copies for all the Lenders:

          (a) as soon as the same become available, but in any event within 120 days after the end of each of its financial years:

               (i) its audited consolidated financial statements for that financial year; and

               (ii) the financial  statements of each Obligor  (unaudited unless audited accounts are prepared and presented on an unconsolidated and, if prepared, consolidated basis) for that financial year; and

          (b) as soon as the same become available, but in any event within 120 days after the end of each half of each of its financial years the consolidated financial statements of the Company for that financial half year (unaudited unless audited accounts are prepared).

     22.2 Compliance Certificate

          (a) The Company shall supply to the Agent, with each set of financial statements delivered pursuant to paragraph (a)(i) or (b) of Clause 22.1 (Financial statements), a Compliance Certificate setting out:
               (i) (in reasonable detail) computations as to compliance with Clause 23 (Financial Covenants) as at the date as at which those financial statements were drawn up; and
               (ii) a statement  that no Default is continuing or, to the extent such statement cannot be made, identifying any Default that is continuing and the steps, if any, being taken to remedy it.

          (b) Each Compliance Certificate shall be signed by the Chief Financial Officer, or such other appropriate and responsible officer, of the Company and, when delivered with the financial statements delivered pursuant to paragraph (a)(i) of Clause 22.1 (Financial statements), shall be confirmed by the Company's auditors subject to agreeing their terms of engagement with the Company as approved by the Agent (acting reasonably).

     22.3 Requirements  as to  financial  statements

          (a) Each set of financial statements delivered by the Company pursuant to paragraph (b) of Clause 22.1 (Financial statements) shall be certified by a director of the relevant company as fairly representing its consolidated financial condition as at the end of and for the period in relation to which those financial statements were drawn up.

          (b) The Company shall procure that each set of financial statements delivered pursuant to Clause 22.1 (Financial statements) is prepared using French GAAP or, in the case of US Obligors, US GAAP. In relation to its own financial statements delivered pursuant to Clause 22.1 (Financial statements), the Company shall ensure it uses accounting practices and financial reference periods consistent with those applied in the preparation of its Original Financial Statements unless, in relation to any set of financial statements, it notifies the Agent that there has been a change in French GAAP, the accounting practices or reference periods which has an effect on the calculation of the covenants as set out in Clause 23 (Financial Covenants) and its auditors deliver to the Agent (as reasonably required):
               (i) a description of any change necessary for those financial statements to reflect the French GAAP, accounting practices and reference periods upon which the Company's Original Financial Statements were prepared; and
               (ii) sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 23 (Financial Covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Company's Original Financial Statements.

               Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Company's Original Financial Statements were prepared.

     22.4 Information: miscellaneous The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

          (a)  all  financial  press  releases and  circulars  dispatched by the
               Company:

               (i)  to its shareholders (or any class of them); or

               (ii) to its  creditors  generally  at the  same  time as they are dispatched;

          (b) promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group (subject to Clause 22.4 (SMS and SMO as Subsidiaries)), and which could, if adversely determined, have a Material Adverse Effect;

          (c)  promptly,   such  further  information  regarding  the  financial
               condition, business and operations of any member of the Group (subject to Clause 22.4 (SMS and SMO as Subsidiaries)) as any Finance Party (through the Agent) may reasonably request;

          (d) written confirmation of when it has gained control of SMS (within the meaning set out in the definition of "Subsidiary" in Clause
               22.1  (Definitions))  promptly  following control being obtained;
               and

          (e) promptly on request, a certificate confirming how much the Company and any other member of the Group has spent on acquiring Shares.

     22.5 Notification  of default
          Each Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

     22.6 Offer and AA Acquisition related documents

          (a)  The Company will promptly deliver to the Agent:
               (i) enough copies for the Lenders of each Tender Offer Statement, proxy statements and any merger agreement and any other document containing material terms and conditions of any Offer which the Company (acting reasonably) thinks it should disclose;
               (ii) a copy of each AA  Acquisition  Agreement and any amendments thereto and, if applicable, any other document containing material terms and conditions of the AA Acquisition which the Company (acting reasonably) thinks it should disclose;
               (iii)details  of  any  publicly  announced  determination  of the
                    Special Committee relating to the Offer; and
               (iv) details of any litigation,  arbitration or other  proceeding or, to the extent known to the Company, any pending or threatened litigation or proceedings relating to the Offer or the acquisition of any SMS shares which would have a Material Adverse Effect.

          (b) The Company will promptly deliver to the Agent for distribution to the Lenders such other information (in reasonable detail) relating to the status and progress of the Offer or the AA Acquisition as the Agent (or any Lender acting through the Agent) may from time to time reasonably request including, without limitation, details as to the current level of acceptances to the Offer.

     22.7 ERISA Events and ERISA reports
          A US Material Subsidiary shall (and the Company shall ensure that it shall) deliver to the Agent:

          (a) promptly and in any event within 10 days after it or any ERISA Affiliate knows or has reason to know that any ERISA Event has occurred that would reasonably be expected to have a Material Adverse Effect, a statement of the chief financial officer of that US Material Subsidiary describing such ERISA Event and the action, if any, that that US Material Subsidiary or such ERISA Affiliate has taken and proposes to take with respect thereto; and

          (b) on the date any records, documents or other information must be furnished to the PBGC with respect to any Plan pursuant to
               Section 4010 of ERISA in connection with a related event or condition that would reasonably be expected to have a Material Adverse Effect, a copy of such records, documents and information.

     22.8 Plan terminations

        A US Material Subsidiary shall (and the Company shall ensure that it shall) deliver to the Agent promptly and in any event within two Business Days after receipt thereof by that US Material Subsidiary or any ERISA Affiliate, copies of each notice from the PBGC stating its intention to terminate any Plan or to have a trustee appointed to administer any Plan that would reasonably be expected to have a Material Adverse Effect.

     22.9 Plan annual reports

        A US Material Subsidiary shall (and the Company shall ensure that it shall) deliver to the Agent promptly and in any event within 10 days after request of the Agent, copies of each Schedule B (Actuarial Information) to the most recently filed annual report (Form 5500 Series) with respect to each Plan.



     22.10 Multiemployer Plan notices

        A US Material Subsidiary shall (and the Company shall ensure that it shall) deliver to the Agent promptly and in any event within five Business Days after receipt thereof by that US Obligor or any ERISA Affiliate from the sponsor of a Multiemployer Plan, copies of each notice concerning:

          (a) the imposition of Withdrawal Liability by any such Multiemployer Plan that would reasonably be expected to have a Material Adverse Effect;

          (b) the reorganisation or termination, within the meaning of Title IV of ERISA, of any such Multiemployer Plan that would reasonably be expected to have a Material Adverse Effect; or

          (c) the amount of liability incurred, or that may be incurred, by that US Material Subsidiary or any ERISA Affiliate in connection with any event described in paragraphs (a) or (b) above.

     22.11 Environment

        The Company shall, and shall procure that each other member of the Group (subject to Clause 22.4 (SMS and SMO as Subsidiaries)) shall, promptly upon receipt of the same, notify the Agent of any claim, notice or other communication served on it in respect of any alleged breach of any Environmental Law which may have a Material Adverse Effect.




23. FINANCIAL COVENANTS

     23.1 Financial condition The Company shall ensure that:

          (a) the ratio of Net Consolidated Financial Indebtedness on each date listed below to EBITDA for the Relevant Period ended on such date will be not more than the ratio set opposite that date:

                 Date                                              Ratio
                 28 February 2002                                  24.00:1
                 31 August 2002                                    24.00:1
                 28 February 2003                                  24.00:1
                 31 August 2003                                    24.00:1
                 29 February 2004                                  24.00:1
                 31 August 2004                                    24.00:1
                 28 February 2005                                  24.00:1
                 31 August 2005                                    24.00:1
                 28 February 2006                                  24.00:1


          (b) the ratio of EBIT to Net Consolidated Interest Expense for each Relevant Period ending on each date listed below will not be less than the ratio set opposite that date:

                 Date                                              Ratio
                 28 February 2002                                  3.50:1
                 31 August 2002                                    3.50:1
                 28 February 2003                                  4.00:1
                 31 August 2003                                    4.00:1
                 29 February 2004                                  4.00:1
                 31 August 2004                                    4.00:1
                 28 February 2005                                  4.00:1
                 31 August 2005                                    4.00:1
                 28 February 2006                                  4.00:1


     23.2 Definitions In this Clause 23:

        "EBIT" means, in relation to any period, the "resultat d'exploitation consolide" (as determined in accordance with French GAAP) as shown in the consolidated accounts of the Group for that period excluding for the avoidance of doubt any charge for amortisation of goodwill (amortissement d'ecarts d'acquisition).

        "EBITDA" has the meaning ascribed thereto in Clause 23.1 (Definitions).

        "Net Consolidated Financial Indebtedness" means, at any time, the Relevant Financial Indebtedness of the Group less the amount of cash at hand and marketable securities ("disponibilities et valuers mobilieres de placement") as shown in the Group's consolidated accounts excluding for the avoidance of doubt reserved funds relating to the vouchers activity ("fonds reserves") and Relevant Financial Indebtedness in respect of Guaranteed Investments.

        "Net Consolidated Interest Expense" means, for any period, the "resultat financier consolide" (as determined in accordance with French GAAP) as shown in the Group's consolidated accounts for that period after excluding any foreign exchange gains or losses and any amortisation provision ("dotations et reprises aux amortissements et provisions") made, to the extent included within the "resultat financier consolide" during that period.

        "Relevant Financial Indebtedness" means, in relation to any person at any time, any indebtedness of that person, whether actual or contingent, present or future, in respect of:

          (a) total financial debt ("dettes financieres") including moneys borrowed, debit balances at banks and any debenture, bond, note, loan stock or other debt security;

          (b) receivables sold or discounted (otherwise than on a non-recourse basis), acceptance credits and other arrangements required to be given similar treatment under French GAAP;

          (c) the obligations under capital leases ("credit-bail") or other contracts required to be given similar treatment under French GAAP;

          (d)  any guarantee of any person in respect of any of the above,

        but no particular Relevant Financial Indebtedness shall be taken into account more than once (so that, for example, a guarantee shall be excluded to the extent the Relevant Financial Indebtedness guaranteed thereby is already taken into account and, in the case of Relevant Financial Indebtedness of any member of the Group, there shall also be excluded (i) any Relevant Financial Indebtedness owing to any member of the Group (ii) (for avoidance of doubt) any performance guarantee issued in favour of Spirit Marine in respect of the contractual arrangements entered into by Spirit Cruises and (iii) (for avoidance of doubt) the Relevant Financial Indebtedness of any person (not being a member of the Group) that is guaranteed by a member of the Group which guarantee thereof is treated as Relevant Financial Indebtedness).

        "Relevant Period" means each period of 12 months ending on each 28 or 29 February, as the case may be, and 31 August.

     24.GENERAL UNDERTAKINGS

        The undertakings in this Clause 24 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

     24.1 Authorisations

        Each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect any Authorisation required under any applicable law or regulation to enable it to perform its obligations under the Finance Documents to which it is a party and to ensure the legality, validity, (subject to the Reservations) enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

     24.2 Compliance with laws

        Each Obligor shall (and the Company shall ensure that each other member of the Group (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) shall) comply in all respects with all laws and regulations including, without limitation, compliance with ERISA, to which it may be subject, if failure to do so would be reasonably likely to have a Material Adverse Effect.

     24.3 Negative pledge

          (a) The Company shall not (and the Company shall ensure that no other member of the Group (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) will) create or permit to subsist any Security over any of its assets (but excluding for this purpose Security over the Acquired Shares).

          (b)  Paragraph (a) does not apply to:

               (i) Security granted in favour of any person which is not a member of the Group in effect on the date of this Agreement and disclosed in writing to the Agent prior to the date of this Agreement provided that in relation to SMS and SMO such disclosure shall be limited to disclosure of the total amount of indebtedness secured by SMS and SMO and a breakdown between each such company;

               (ii) liens arising by operation of law or in the ordinary  course of trading including in respect of any client money held in trust by a Group member or rights of set-off arising by operation of law or bankers' rights of set-off;

               (iii)group account netting and pooling  arrangements entered into between members of the Group and any bankers to the Group;

               (iv) any  Security on any asset of a member of the Group  arising in respect of any escrow arrangements put into place for the purpose of a disposal or acquisition by a member of the Group;

               (v) any Security on any asset acquired by a member of the Group which exists at the time of, and is not created in contemplation of, such acquisition, provided that the same does not secure any obligation which is not secured thereby at the time of such acquisition;

               (vi) any  Security  on any asset  which  secured  only  Financial
                    Indebtedness incurred to refinance any other Financial Indebtedness secured by the same asset by any such security as is referred to in paragraph (v) above, provided that the aggregate amount secured by such asset is not thereby increased;

               (vii)any Security  created  by any member of the Group to secure any Guaranteed Investments made or to be made by it;

               (viii)  any  Security   pursuant  to  any  order  of  attachment,
                    distraint or similar legal process arising in connection with court proceedings provided that the execution or other enforcement thereof is effectively stayed and the claims served thereby are being contested at the time in good faith by appropriate proceedings and proper provision has been made for any adverse judgments;

               (ix) any  Security on any sum payable  under any  contract (or on any security representing such sum or otherwise issued pursuant to such contract) in respect of which the major part of the price receivable by a member of the Group is guaranteed or insured by, or is part of a scheme operated by, a national export credit institution or other similar institution;

               (x) any Security created on the assets of any member of the Group in the course of margin trading entered into by such member as part of its normal treasury operations;

               (xi) Security on assets the subject of operating  leases up to an aggregate amount not exceeding EUR 40,000,000;

               (xii)Security  created  by any  member  of the  Group to  another member of the Group in connection with dealings carried on between such persons on arm's length terms; and

               (xiii) other  Security not contained in  paragraphs  (i) to (xii)
                    above securing indebtedness in an amount not to exceed the higher of EUR 200,000,000 or 5 per cent of Adjusted Net Worth.

          (c) If the Company or any other member of the Group creates or permits to subsist Security over any of the Acquired Shares to any person, it will at the same time grant identical Security to or on behalf of the Lenders ranking pari passu over the Acquired Shares pursuant to documentation acceptable to the Agent.

     24.4 Disposals

        No member of the Group (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) shall (individually or together) dispose of all or a substantial part of the Group (as defined below) except for:

          (a) disposals where the net proceeds are applied to prepay the Facilities; or

          (b) (after the first anniversary of the Credit Agreement and provided that the Company's Rating is higher than BBB-) disposals where the net proceeds are invested within 6 months in the acquisition of similar assets or businesses of comparable or better value and revenue generation; or

          (c)  disposals to other wholly owned Subsidiaries of the Company,

        and provided that any such disposals in (a), (b) or (c) above are made on arm's-length terms. For the purposes of this Clause 24.4, a disposal of "a substantial part of the Group" means the disposal of assets, businesses (or lines of businesses) or shares or other investments in Subsidiaries, where the disposed part or parts accounts for at least 10 per cent. of the Group's gross assets or revenues or form a part of the business or businesses acquired under an AA Acquisition Agreement, but in any event this definition does not apply to:

          (i)  disposal of stock in trade in the ordinary course of trading;

          (ii) disposals of short-term investments as part of normal treasury operations; and

          (iii) disposals of Guaranteed Investments.

     24.5 Restriction on Subsidiary borrowings/guarantees

        The Company and each other Obligor shall ensure that no member of the Group (other than the Company) will create, assume, incur or otherwise be liable in respect of, or have outstanding, any Financial Indebtedness other than:

          (a) any Financial Indebtedness falling within paragraph (g) of the definition of "Financial Indebtedness" and entered into to hedge actual or projected exposure arising in the ordinary course of business;

          (b)  Financial Indebtedness owing to a member of the Group;

          (c)  Financial Indebtedness incurred under the Facilities;

          (d)  Financial Indebtedness in respect of Guaranteed Investments; and

          (e) (i) Financial Indebtedness incurred and outstanding under the SMS Existing Facility and SMO Credit Agreement and, in addition, other Financial Indebtedness not exceeding EUR 300,000,000 in aggregate for all members of the Group (excluding the Company); or

               (ii)Financial  Indebtedness  not  exceeding  EUR  400,000,000  in aggregate for all members of the Group (other than the Company).

     24.6 Merger

        Except with the prior written consent of the Majority Lenders, the Company will not (and will procure that no other Obligor or Material Subsidiary shall) enter into any merger or consolidation other than:

          (a) a merger of SMS with SMS Bidco following and in connection with an Offer; and

          (b) a solvent merger or consolidation with another member of the Group (in the case of an Obligor which must be the surviving entity) and where the Agent (acting reasonably) is satisfied that such merger or consolidation will not have an adverse impact on any obligation owed by that Obligor to the Finance Parties or upon any rights that a Finance Party may have against that Obligor.

     24.7 Change of business

        The Company shall procure that no substantial change is made (whether by acquisition or otherwise) to the general nature of the business of the Group from that carried on at the date of this Agreement provided that the members of the Group shall be able to extend into new markets, services and product areas in related businesses.

     24.8 Insurance

        Each Obligor shall, and the Company shall ensure that each other Material Subsidiary (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) shall, maintain with financially sound and reputable insurers such insurance as may be required by law and such other insurance, to such extent and against such hazards and liabilities as is customarily maintained by companies carrying on a business such as that carried on by it or the relevant Obligor or Material Subsidiary (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) in the same location as it or the relevant Obligor or Material Subsidiary (subject to Clause 23.4 (SMS and SMO as Subsidiaries)).

     24.9 The Offer

        Each Obligor shall (and the Company shall procure that each Material Subsidiary (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) will) comply with the rules of the New York Stock Exchange, the Securities and Exchange Commission and all other applicable laws in all respects material in the context of the Offer.

     24.10 Pari Passu ranking

        Each Obligor shall ensure that its payment obligations under the Finance Documents rank and will at all times rank at least pari passu with the claims of all its other unsecured and subordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

     24.11 Taxes

        Each Obligor shall pay and discharge, and the Company shall cause each Material Subsidiary (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) to pay and discharge, before the same shall become delinquent, all taxes, assessments and governmental charges or levies imposed upon it or upon its property provided, however, that no Obligor nor any Material Subsidiary (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) shall be required to pay or discharge any such tax, assessment, charge or claim that is being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained.

     24.12 Transactions with Affiliates and shareholders

        The Company shall, in addition to complying with applicable French law, conduct, and cause each of its Subsidiaries (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) to conduct, all material transactions otherwise permitted under the Finance Documents with any of their Affiliates (including, for the avoidance of doubt for the purpose of this Clause 24.12, material transactions with any shareholder of the Company who owns 5 per cent. or more of the issued share capital of the Company) on terms that are fair and reasonable and no less favourable to the Company or such Subsidiary (subject to Clause 23.4 (SMS and SMO as Subsidiaries)) than it would obtain in a comparable arm's-length material transaction with a person not an Affiliate. For the purpose of this Clause 24.12, "material transaction" shall mean any transaction or series of related transactions having a cash or non-cash value of at least EUR 2,000,000 (or its equivalent).

     24.13 Regulations T, U and X

        No US Obligor shall (and the Company shall ensure that they do not) use, directly or indirectly, the proceeds of the Facilities in a way which violates any of Regulations T, U or X or any other applicable US federal or state laws and regulations. If requested by the Agent, the Company or the relevant Borrower will furnish to the Agent a statement to the foregoing effect in conformity with the requirements of Form U-1 referred to in Regulation U.

     24.14 Market Purchases

        For so long as any amount is outstanding under Facility A or any Facility A Commitment is in force, no more than EUR 400,000,000 in aggregate may be spent by the Company or any of its Subsidiaries on Market Purchases.

     24.15 AA Bidcos and SMS Bidco

        In relation to the AA Bidcos and the SMS Bidco, the Company shall at all times ensure that such companies are properly capitalised for the purposes of applicable French and United States laws and regulations where the consequences of such non-compliance could, by the Lenders performing their obligations under this Agreement, cause the Lenders (directly or indirectly) to incur additional obligations to those set out in this Agreement or a liability which would not have been incurred by the Lenders had the companies been properly capitalised.


25.  EVENTS OF DEFAULT

        Each of the events or circumstances set out in Clause 25 (other than Clause 25.16 (Acceleration) and Clause 25.17 (Clean-up Period)) is an Event of Default.

     25.1 Non-payment An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

          (a) its failure to pay is caused by administrative or technical error and payment is made within 3 Business Days of its due date; or

          (b) in the case of payment of fees pursuant to a Finance Document, payment is made within 5 Business Days of its due date.

     25.2 Financial and other  covenants

          Any requirement of any of Clauses 22.5 (Notification of default), 23 (Financial Covenants), 24.3 (Negative pledge), 24.5 (Restriction on Subsidiary borrowings/guarantees), 24.6 (Merger) and 24.7 (Change in business) is not satisfied.

     25.3 Other obligations

          (a)  An Obligor  does not comply  with any  provision  of the  Finance
               Documents   (other   than  those   referred  to  in  Clause  25.1
               (Non-payment) and Clause 25.2 (Financial and other covenants)).

          (b) No Event of Default under paragraph (a) above in relation to any of Clauses 22.1 (Financial statements), 22.2 (Compliance Certificate), 22.3 (Requirements as to financial statements),
               22.4 (Information: miscellaneous), 22.7 (ERISA Events and ERISA reports), 22.8 (Plan termination), 22.9 (Plan annual reports),
               22.10 (Multiemployer Plan notices) and 22.11 (Environment) will occur if the failure to comply is capable of remedy and is remedied within 5 Business Days of the Agent giving notice to the Company or the Company becoming aware of the failure to comply.

          (c) No Event of Default under paragraph (a) above in relation to any other undertaking, obligation or provision (excluding the Clauses specified in paragraph (a) above) will occur if the failure to comply is capable of remedy and is remedied within 30 days of the Agent giving notice to the Company or the Company becoming aware of the failure to comply.

     25.4 Misrepresentation

        Any representation or statement made, repeated, or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document (including the Information Memorandum) is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

     25.5 Cross default

          (a) Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

          (b) Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

          (c) Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

          (d) Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

          (e) No Event of Default will occur under this Clause 25.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than EUR 30,000,000 (or its equivalent in any other currency or currencies) at any time.

     25.6 Insolvency

          (a) Any Obligor or any Material Subsidiary is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or threatens to stop payments of its debts generally or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

          (b) A moratorium is declared in respect of any indebtedness of any Obligor or any Material Subsidiary including, without limitation, a moratorium governed by French law no. 84-148 of 1 March 1984.

     25.7 Insolvency proceedings

        Any corporate action, legal proceedings or other procedure or step is taken in relation to:

          (a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, bankruptcy, judicial liquidation (liquidation judiciaire), concordat, administration or judicial reorganisation (redressement judiciaire), amicable settlement (reglement amiable) or other reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor or Material Subsidiary other than a solvent liquidation or reorganisation previously approved in writing by the Majority Lenders;

          (b) a composition, assignment or arrangement with any creditor of any Obligor or Material Subsidiary;

          (c) the appointment of a liquidator (liquidateur) (other than in respect of a solvent liquidation previously approved in writing by the Majority Lenders), receiver, administrator, administrative receiver, custodian, compulsory manager, bankruptcy receiver (curateur), conciliator (conciliateur), ad hoc official (mandataire ad hoc), judicial administrator (administrateur judiciaire), liquidation official (mandataire liquidateur) or any other similar officer in respect of any Obligor or Material Subsidiary or any of its assets; or

          (d) enforcement of any Security over any assets of any Obligor or Material Subsidiary unless the liability or potential liability in respect of which such proceedings are brought is less than EUR 15,000,000 (or its equivalent in any other currency), or any analogous procedure or step is taken in any jurisdiction.

     25.8 Creditors'  process  Any  expropriation,   attachment,  sequestration,
          distress or execution affects any asset or assets of an Obligor or Material Subsidiary and is not discharged within 20 days.

     25.9 Cessation of business

        Any Obligor or any Material Subsidiary ceases or threatens to cease, to carry on all or a substantial part of its business (other than pursuant to a solvent reorganisation previously approved in writing by the Majority Lenders).

     25.10Unlawfulness It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

     25.11 Repudiation
        An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

     25.12 Company guarantee

        The guarantee of the Company specified in Clause 20 (Guarantee and Indemnity) is demanded by a Finance Party in accordance with, and in the circumstances specified in, Clause 20.1(b) (Guarantees and Indemnity) or cash-cover has not been provided as specified therein.

     25.13 Judgments

          (a) Any judgment or order for the payment of money shall be rendered against the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

          (b) Any non-monetary judgment or order shall be rendered against the Company or any of its Subsidiaries that would reasonably by expected to have a Material Adverse Effect, and there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

     25.14 ERISA

          (a) Any ERISA Event shall have occurred with respect to a Plan and the sum (determined as of the date of occurrence of such ERISA Event) of the Insufficiency of such Plan and the Insufficiency of any and all other Plans with respect to which an ERISA Event shall have occurred and then exist (or the liability of any of the US Material Subsidiary and the ERISA Affiliates related to such ERISA Event) exceeds US$30,000,000; or

          (b) Any US Material Subsidiary or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred Withdrawal Liability to such Multiemployer Plan in an amount that, when aggregated with all other amounts required to be paid to Multiemployer Plans by the relevant US Material Subsidiary and the ERISA Affiliates as Withdrawal Liability (determined as of the date of such notification), exceeds US$30,000,000; or

          (c) Any US Material Subsidiary or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganisation or is being terminated, within the meaning of Title IV of ERISA, and as a result of such reorganisation or termination the aggregate annual contributions of the relevant US Material Subsidiary and the ERISA Affiliates to all Multiemployer Plans that are then in reorganisation or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the plan years of such Multiemployer Plans immediately preceding the plan year in which such reorganisation or termination occurs by an amount exceeding US$30,000,000.

     25.15 Material Adverse Change

        Any event or series of events whether related or not occurs which could reasonably be expected materially and adversely to affect the:

          (a) ability of any Obligor to perform any of its payment obligations under the Financing Documents; or

          (b) the business or financial condition of the Company and its Subsidiaries taken as a whole.

     25.16 Acceleration

          (a) On and at any time after the occurrence of an Event of Default the Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:

               (i)  cancel   the  Total   Commitments   whereupon   they   shall
                    immediately be cancelled;

               (ii) declare that all or part of the Utilisations,  together with accrued interest, and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

               (iii)declare that all or part of the  Utilisations  be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders,

               and, for the avoidance of doubt, Letters of Credit shall be repaid, or repaid on demand (as the case may be), as specified in Clause 6.1 (General).

          (b) Notwithstanding the provisions of paragraph (a) above, in the event of an actual or deemed entry of an order for relief with respect to a US Material Subsidiary under the Federal Bankruptcy Code, (A) the obligation of each Lender to make Utilisations shall automatically be terminated and (B) the Utilisations, all accrued interest and all such other amounts shall automatically become and be due and payable, without notice, demand or declaration of any kind all of which are hereby expressly waived by the Company and each US Material Subsidiary

     25.17 Clean-up Period

        Until the date after the Clean-up Period ends, the Events of Default set out in:

          (a) Clause 25.3 (Other obligations) as it relates to Clauses 24.2 (Compliance with laws), 24.3 (Negative pledge), 24.8 (Insurance) and 24.11 (Taxes); and

          (b) Clause 25.4 (Misrepresentation) as it relates to Clauses 225.6(b) (No default), 225.10 (No proceedings pending or threatened),
               225.12 (Environmental laws) and 225.15 (Tax liabilities),

        shall not apply to or in respect of any event or circumstance with respect to (i) the AA businesses acquired under an AA Acquisition Agreement which exists on the date of the relevant AA Acquisition or
        (ii) SMS or any of its Subsidiaries which exists on the date SMS becomes a Subsidiary of the Company (in accordance with the requirements set out in the definition of Subsidiary) except that, in each case, this Clause
        25.17 shall not apply to any event or circumstance which the Company could, in all the circumstances, reasonably be expected to have exercised control to prevent or overcome.




                                    SECTION 9
                               CHANGES TO PARTIES

26. CHANGES TO THE LENDERS

     26.1 Assignments and transfers by the Lenders

     Subject to this Clause 26, a Lender (the "Existing Lender") may:

          (a)  assign any of its rights; or

          (b)  transfer by novation any of its rights and obligations,

          to another bank, financial institution or other person (the "New Lender").

     26.2 Conditions of assignment or transfer

          (a) A partial transfer or assignment by a Lender shall be in a minimum Base Currency Amount of EUR 7,500,000 in relation to Facility A and in a minimum Base Currency Amount of US$7,500,000 in relation to Facility B or Facility C unless, in each case:

               (i) such transfer or assignment is to an Affiliate of a Lender or to another existing Lender; or

               (ii) an Event of Default is continuing.

               For the avoidance of doubt (A) any transfer or assignment of a Facility in excess of EUR 7,500,000 or US$7,500,000, as the case may be, or (B) any transfer or assignment of the whole of a Facility whether higher or lower than EUR 7,500,000 or US$ 7,500,000, as the case may be, shall, in each case, be freely transferable or assignable.

          (b) The consent of the Issuing Bank shall be required to a transfer or assignment of Facility C to the extent specified in Clause 7.2 (Assignments and transfers).

          (c) An assignment will only be effective on receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender and the Agent has recorded the transfer to the New Lender in the Register (as defined in paragraph (g) below).

          (d) A transfer will only be effective if the procedure set out in Clause 26.5 (Procedure for transfer) is complied with.

          (e)  Any assignment or transfer by an Existing Lender to a New
                 Lender may be made in respect of one or more of the Facilities.

          (f)  If:

               (i)  a  Lender   assigns  or  transfers  any  of  its  rights  or
                    obligations under the Finance Documents or changes its Facility Office; and

               (ii) as a  result  of  circumstances  existing  at the  date  the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 15 (Tax gross-up and indemnities) or Clause 16 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting previous Facility Office would have been if the assignment, through its transfer or change had not occurred.

          (g) Paragraph (f) above and Clause 26.3 (Assignment or transfer fee) shall not apply to any assignment or transfer made as part of the syndication of the Facilities on or prior to the Syndication Date.

          (h) The Agent shall maintain a book-entry transfer register (for the purposes of this Clause 26, the "Register") for the purposes of all assignments or transfers made pursuant to this Clause 26 and shall supply to any other Party (at that Party's expense) a copy of this Register upon reasonable written request.

          (i) The Agent shall notify the Company promptly and no later than 10 Business Days following:

               (i)  any assignment or transfer under this Clause 26; and

               (ii) the end of each half of its  financial  years deliver to the
                    Company a list of the Lenders and their level of Commitments in each Facility as at that date.

          (j) If any Lender assigns its rights under this Agreement a written instrument by which such rights are assigned must be notified to any Borrower incorporated in France by bailiff ("huissier") in accordance with the provisions of Article 1690 of the French Civil Code at the cost of the Lender concerned.

     26.3 Assignment or transfer fee

        The New Lender shall, on the date upon which an assignment or transfer takes effect pay to the Agent (for its own account) a fee of EUR 2000.

     26.4 Limitation of responsibility of Existing Lenders

          (a) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

               (i)  the   legality,   validity,   effectiveness,   adequacy   or
                    enforceability   of  the  Finance  Documents  or  any  other
                    documents;

               (ii) the financial condition of any Obligor;

               (iii)the  performance  and  observance  by  any  Obligor  of  its
                    obligations   under  the  Finance  Documents  or  any  other
                    documents; or

               (iv) the  accuracy of any  statements  (whether  written or oral)
                    made in or in connection with any Finance Document or any other document,

              and any representations or warranties implied by law are excluded.

          (b) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

               (i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

               (ii) will continue to make its own  independent  appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

          (c)  Nothing in any Finance Document obliges an Existing Lender to:

               (i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 26; or

               (ii) support any losses  directly or  indirectly  incurred by the
                    New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

     26.5 Procedure for transfer

          (a) Subject to the conditions set out in Clause 26.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (b) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender and the Agent has recorded the transfer to the New Lender in the Register. The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement delivered in accordance with the terms of this Agreement, execute that Transfer Certificate on behalf of the other Finance Parties and the Obligors as well as itself. Each Finance Party and each Obligor irrevocably authorises the Agent to sign such a Transfer Certificate on its behalf.

          (b)  On the Transfer Date:

               (i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (being the "Discharged Rights and Obligations");

               (ii) each  of the  Obligors  and  the  New  Lender  shall  assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

               (iii)the Agent,  the  Arranger,  the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arranger and the Existing Lender shall each be released from further obligations to each other under this Agreement; and

               (iv) the New Lender shall become a Party as a "Lender".

          (c) For the avoidance of doubt, the Parties agree that any novation effected in accordance with this Clause shall constitute a novation (novation) within the meaning of Article 1271 et seq. of the French Civil Code, provided that notwithstanding any such novation, all the rights of the Finance Parties against any Guarantor shall be maintained.

     26.6 Syndication Agreements

        A Lender may transfer any of its rights and obligations under this Agreement pursuant to a Syndication Agreement and the Obligors agree that they shall at the request of the Agent execute a Syndication Agreement.

     26.7 Disclosure of information and confidentiality

          (a) Each Finance Party on it becoming a Party to this Agreement confirms to the Company that it shall keep confidential and not disclose any information (other than such information which is already in the public domain) which it has received in connection with the Facilities or transactions contemplated under this Agreement ("Confidential Information") except with the prior written consent of the Company and except that a Finance Party may disclose the provisions of (or a copy of) this Agreement or Confidential Information as follows:

               (i) to such of its officers, directors, employees and professional advisers (on a "need to know" and confidential basis for the purposes of the Facilities but without prejudicing its ordinary internal operations);

               (ii) in the case of the Agent or Issuing  Bank,  to the extent it is required or obliged to pass on information in accordance with its obligations under the Finance Documents;

               (iii)to anyone else to the extent  required by law or regulation;
                    or

               (iv) to the extent necessary,  to any applicable  governmental or other regulatory authority,

               provided that in the case of (iii) and (iv) above, the relevant
               Lender shall,  to  the  extent   permitted  by  law,  give  the
               Company reasonable prior notice of any intended disclosure to the extent practicable to give prior notice (or, if not practicable, promptly after the disclosure) and, if the Company requests, take into account its comments. This Clause shall continue to apply to a Finance Party for the period of 3 years after it ceases to be a Finance Party under this Agreement.

          (b) Notwithstanding the provisions of paragraph (a) above, a Lender may disclose to any of its Affiliates and any other person:

               (i) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

               (ii) with (or  through)  whom  that  Lender  enters  into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

               (iii)to whom, and to the extent that,  information is required to be disclosed by any applicable law or regulation,

               any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate for the purposes of the Facilities if, in relation to paragraphs (i) and
               (ii) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking.

          (c) The terms and conditions of the Finance Documents are not to be disclosed by the Company to any person who is not a Finance Party, except with the prior written consent of the Arranger and except that the Company may disclose the terms and conditions or a copy of any of them:
               (i) to its advisers (on a "need to know" and confidential basis) for the purpose of the AA Acquisitions or SMS Acquisition;
               (ii) to the Special  Committee and their  advisers (on a "need to know" and confidential basis);
               (iii)to anyone else to the extent required by law,  regulation or any applicable stock exchange; or
               (iv) to the extent necessary, to any applicable governmental or other regulatory authority,

               provided that (except for disclosure to those advisers referred to above) the Company shall, to the extent permitted by law, give the Arranger reasonable prior notice of any intended disclosure to the extent practicable to give prior notice (or, if not practicable, promptly after the disclosure) and, if the Arranger requests, take into account its comments.

27. CHANGES TO THE OBLIGORS

     27.1 Assignments and transfer by Obligors No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

     27.2 Additional Borrowers

          (a) The Company may request that any of its wholly owned Subsidiaries and/or, once the same have become a Subsidiary (in accordance with the requirements set out in the definition thereof) of the Company, SMS and SMO becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:


               (i)  (A)  it is SMS or SMO;  or(B) it is an AA Bidco or SMS Bidco
                         incorporated in France or the United States provided that there are no more than two AA Bidco's and one SMS Bidco, in aggregate, in existence; or

                    (C) all the Lenders otherwise approve the addition of that Subsidiary as a Borrower and the Facilities in respect of which it is to be a Borrower;

               (ii) the  Company  delivers  to the  Agent a duly  completed  and executed Accession Letter;

               (iii)the Company  confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

               (iv) the  Agent  has  received  all of the  documents  and  other evidence listed in Part II of Schedule 2 (Conditions Precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

          (b) The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent).

     27.3 Additional Guarantors

          (a) Each Subsidiary (other than SMS and SMO) which becomes an Additional Borrower shall at the same time become an Additional Guarantor.

          (b) If any amounts remain outstanding under the SMS Existing Facility and/or the SMO Credit Agreement on 31 July 2001 and the same have not been cancelled in full by such date, SMO shall by no later than 60 days from the date of the first drawing under Facility A2 become an Additional Guarantor and the SMO Guarantee shall be given by no later than 60 days from the date of the first drawing under Facility A2 notwithstanding that SMO may not be an Additional Borrower.

          (c) The Company may request that any other of its wholly owned Subsidiaries become an Additional Guarantor.

          (d) Each Subsidiary (including, for the avoidance of doubt, SMO) shall become an Additional Guarantor when:

               (i) the Company delivers to the Agent a duly completed and executed Accession Letter; and

               (ii) the  Agent  has  received  all of the  documents  and  other evidence listed in Part II of Schedule 2 (Conditions Precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

          (e) The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent).

     27.4 Repetition of Representations

        Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.
                                   SECTION 10
                               THE FINANCE PARTIES

28.  ROLE OF THE AGENT AND THE ARRANGER

     28.1 Appointment of the Agent

          (a) Each of the Arranger and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents.

          (b) Each of the Arranger and the Lenders authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

     28.2 Duties of the Agent

          (a) The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

          (b) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Lenders.

          (c) The Agent shall promptly notify the Lenders of any Default arising under Clause 25.1 (Non-payment).

          (d) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

     28.3 Role of the Arranger

        Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

     28.4 No fiduciary duties

          (a) Nothing in this Agreement constitutes the Agent or the Arranger as a trustee or fiduciary of any other person.

          (b) Neither the Agent nor the Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

     28.5 Business with the Group

        The Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

     28.6 Rights and discretions of the Agent

          (a)  The Agent may rely on:

               (i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

               (ii) any statement  made by a director,  authorised  signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

          (b) The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

               (i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 25.1 (Non-payment));

               (ii) any right,  power,  authority  or  discretion  vested in any
                    Party or the Majority Lenders has not been exercised; and

               (iii)any  notice or request  made by the  Company  (other  than a
                    Utilisation Request or Selection Notice) is made on behalf of and with the consent and knowledge of all the Obligors.

          (c) The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

          (d) The Agent may act in relation to the Finance Documents through its personnel and agents.

     28.7 Majority Lenders' instructions

          (a) Unless a contrary indication appears in a Finance Document, the Agent shall (a) act in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from acting or exercising any right, power, authority or discretion vested in it as Agent) and (b) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with such an instruction of the Majority Lenders.

          (b) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Lenders and the Arranger.

          (c) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated
               VAT) which it may incur in complying with the instructions.

          (d) In the absence of instructions from the Majority Lenders (or, if appropriate, the Lenders), the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

          (e)  The Agent is not authorised to act on behalf of a Lender (without
               first   obtaining   that  Lender's   consent)  in  any  legal  or
               arbitration proceedings relating to any Finance Document.

     28.8 Responsibility for documentation

        Neither the Agent nor the Arranger:

          (a) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Arranger, an Obligor or any other person given in or in connection with any Finance Document or the Information Memorandum; or

          (b) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

28.9      Exclusion of liability

          (a) Without limiting paragraph (b) below, the Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

          (b) No Party may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause.

          (c) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

     28.10 Lenders' indemnity to the Agent

          (a) Each Lender shall (in proportion to its share of the Total Commitments (subject to paragraph (b) below) or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

          (b) For the purposes of calculating the Total Commitments for paragraph (a) above, each Facility B Commitment and Facility C Commitment of a Lender shall be taken into account in euro at the Agent's Spot Rate of Exchange for the purchase of US Dollars with euro on the date (as determined by the Agent) such determination is required to be made.

     28.11 Resignation of the Agent

          (a) The Agent may resign and appoint one of its Affiliates acting through an office in Paris or the United Kingdom as successor by giving notice to the Lenders and the Company.

          (b) Alternatively the Agent may resign by giving notice to the Lenders and the Company, in which case the Majority Lenders (after close consultation with the Company) may appoint a successor Agent.

          (c) If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 30 days after notice of resignation was given, the Agent (after close consultation with the Company) may appoint a successor Agent (acting through an office in Paris or the United Kingdom).

          (d) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

          (e) The Agent's resignation notice shall only take effect upon the appointment of a successor.

          (f) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause
               28. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

          (g) After consultation with the Company, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above.

          (h) The Company may request that the Agent should resign and put such resignation to a vote of the Lenders. The Lenders shall consider the grounds of the Company's request and any submissions of the Agent and, within 10 Business Days of receiving notice of such request from the Company through the Agent, the Lenders shall (acting reasonably) vote on whether the Agent should resign or not. If the Majority Lenders vote to remove the Agent, the Agent shall resign in accordance with paragraph (b) above.

     28.12 Confidentiality

          (a) In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

          (b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

     (c) Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranger are obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

     28.13 Relationship with the Lenders

     (a) The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

     (b) Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with
          Schedule 4 (Mandatory Cost Formulae).

     28.14 Credit appraisal by the Lenders

        Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

          (a) the financial condition, status and nature of each member of the Group;

          (b) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

          (c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

          (d) the adequacy, accuracy and/or completeness of the Information Memorandum and any other information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

     28.15 Reference Banks

        If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with the Company) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

29.  CONDUCT OF BUSINESS BY THE FINANCE PARTIES

     No provision of this Agreement will:

     (a) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

     (b) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

     (c) oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

30.  SHARING AMONG THE LENDERS

     30.1 Payments to Lenders

        If a Lender (a "Recovering Lender") receives or recovers any amount from an Obligor other than in accordance with Clause 31 (Payment Mechanics) and applies that amount to a payment due under the Finance Documents then:

          (a) the Recovering Lender shall, within three Business Days, notify details of the receipt or recovery to the Agent;

          (b) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Lender would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 31 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

          (c) the Recovering Lender shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Lender as its share of any payment to be made, in accordance with Clause 328.5 (Partial payments).

     30.2 Redistribution of payments

        The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Lender) in accordance with Clause 328.5 (Partial payments).

     30.3 Recovering Lender's rights

          (a) On a distribution by the Agent under Clause 30.2 (Redistribution of payments), the Recovering Lender will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

          (b) If and to the extent that the Recovering Lender is not able to rely on its rights under paragraph (a) above, the relevant Obligor shall be liable to the Recovering Lender for a debt equal to the Sharing Payment which is immediately due and payable.

     30.4 Reversal of redistribution

        If any part of the Sharing Payment received or recovered by a Recovering Lender becomes repayable and is repaid by that Recovering Lender, then:

          (a) each Lender which has received a share of the relevant Sharing Payment pursuant to Clause 30.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Lender an amount equal to its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Lender for its proportion of any interest on the Sharing Payment which that Recovering Lender is required to pay); and

          (b) that Recovering Lender's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Lender for the amount so reimbursed.

     30.5 Exceptions

          (a) This Clause 30 shall not apply to the extent that the Recovering Lender would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

          (b) A Recovering Lender is not obliged to share with any other Lender any amount which the Recovering Lender has received or recovered as a result of taking legal or arbitration proceedings, if:

               (i) it notified the other Lenders of the legal or arbitration proceedings; and

               (ii) the other Lender had an  opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice or did not take separate legal or arbitration proceedings.






                                   SECTION 11
                                 ADMINISTRATION

31. PAYMENT MECHANICS

     31.1 Payments to the Agent

          (a) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

          (b) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

     31.2 Distributions by the Agent

        Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 331.3 (Distributions to an Obligor) and Clause 331.4 (Clawback), be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

     31.3 Distributions to an Obligor

        The Agent may (with the consent of the Obligor or in accordance with Clause 32 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

     31.4 Clawback

          (a) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

          (b) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

     31.5 Partial payments

          (a) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

               (i) first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent or the Arranger under the Finance Documents;

               (ii) secondly,  in or  towards  payment  pro rata of any  accrued interest or commission due but unpaid under this Agreement;

               (iii)thirdly,  in or towards  payment  pro rata of any  principal due but unpaid under this Agreement; and

               (iv) fourthly,  in or towards  payment  pro rata of any other sum due but unpaid under the Finance Documents.

          (b) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

          (c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

     31.6 No set-off by Obligors

        All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

     31.7 Business Days

          (a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

          (b) During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

31.8      Currency of account

          (a) Subject to paragraphs (b) to (e) below, the Base Currency relative to a Facility is the currency of account and payment for any sum due from an Obligor under any Finance Document.

          (b) A repayment of a Utilisation or Unpaid Sum or a part of a Utilisation or Unpaid Sum shall be made in the currency in which that Utilisation or Unpaid Sum is denominated on its due date.

          (c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

          (d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

          (e) Any amount expressed to be payable in a currency other than the Base Currency of a Facility shall be paid in that other currency.

31.9      Change of currency

          (a) Subject to Clause 34.3 (b) (Conditions relating to Optional Currencies), unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

               (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Company); and

               (ii) any  translation  from  one  currency  or  currency  unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

          (b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

32.  SET-OFF

      A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

33.  NOTICES

     33.1 Communications in writing

        Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

     33.2 Addresses

        The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

          (a)  in the case of the Company, that identified with its name below;

          (b) in the case of each Lender, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

          (c)  in the case of the Agent, that identified with its name below,

        or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

     33.3 Delivery

          (a) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

               (i)  if by way of fax, when received in legible form; or

               (ii) if by way of letter,  when it has been left at the  relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

               and, if a particular department or officer is specified as part of its address details provided under Clause 333.2 (Addresses), if addressed to that department or officer.

          (b) Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's signature below (or any substitute department or officer as the Agent shall specify for this purpose).

          (c) All notices from or to an Obligor shall be sent through the Agent.

          (d) Any communication or document made or delivered to the Company in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

     33.4 Notification of address and fax number

        Promptly upon receipt of notification of an address and fax number or change of address and fax number pursuant to Clause 333.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

     33.5 Electronic communication

          (a) Any communication to be made between the Parties under or in connection with the Finance Documents (other than (aa) in the case of the Company, delivery of any Utilisation Request, Selection Notice, any request to extend the Termination Date relating to Facility A1 or Facility A2 under Clause 35.5
               (Extension of Facility A1 and Facility A2), a certificate in accordance with Clause 232.2 (Compliance Certificate) or any request for an amendment to or waiver of this Agreement, (bb) in the case of any other Borrower, delivery of any Utilisation Request or (cc) in the case of any other Obligor, delivery of any request for an amendment to or waiver of this Agreement) may be made by electronic mail or other electronic means and the Parties shall notify each other (in particular, the Agent) in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means.

          (b) Each Party shall promptly notify each other Party (in particular, the Agent) of any change to their electronic mail address or any other such information supplied by them.

          (c)  Any electronic communication made:

               (i) by the Agent or Issuing Bank, as the case may be, to another Party will be effective only when actually received by the relevant recipient; and

               (ii) by a Lender or an Obligor to the Agent or Issuing  Bank,  as
                    the case may be, will be effective only when actually received by the Agent or Issuing Bank, as the case may be, and then only if it is addressed in such a manner as the Agent or Issuing Bank, as the case may be, shall specify to that Lender or, as the case may be, that Obligor for this purpose.

          (d) Each Party shall notify any affected parties promptly upon becoming aware that its electronic mail system or other electronic means of communication cannot be used due to technical failure (and that failure is continuing for more than 7 hours). Until that Party has notified the other affected parties that the failure has been remedied, all notices between those parties shall be sent by fax or letter in accordance with this Clause 33 (Notices).

          (e) In the case of the notification of rates of interest by the Agent pursuant to Clause 131.5 (Notification of rates of interest) and in the case of the delivery of any document by the Agent pursuant to paragraph (a) of Clause 28.2 (Duties of the Agent), the Agent may refer a Lender or an Obligor (by fax, letter or e-mail) to a web site and to the location of the relevant information on such web site in discharge of such notification or delivery obligation.


     33.6 English language

          (a) Any notice given under or in connection with any Finance Document must be in English.

          (b) All other documents provided under or in connection with any Finance Document must be:

               (i)  in French or English; or

               (ii) if not in French or English, and if so required by the Agent
                    (acting reasonably), accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

34.  CALCULATIONS AND CERTIFICATES

     34.1 Accounts

        In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

     34.2 Certificates and Determinations

        Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

     34.3 Day count convention

        Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

35. PARTIAL INVALIDITY

     If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36. REMEDIES AND WAIVERS

     No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

37. AMENDMENTS AND WAIVERS

     37.1 Required consents

          (a) Subject to Clause 37.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

          (b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

          (c) The Company may effect, on behalf of any Obligor, any amendment or waiver permitted by this Clause.

     37.2 Exceptions

          (a) An amendment or waiver that has the effect of changing or which relates to:

               (i)  the   definition  of  "Majority   Lenders"  in  Clause  31.1
                    (Definitions);

               (ii) except pursuant to Clause 35.5 (Extension of Facility A1 and
                    Facility A2), an extension to the date of payment of any amount under the Finance Documents;

               (iii)a  reduction  in the Margin or the amount of any  payment of principal, interest, fees or commission payable;

               (iv) an increase in Commitment;

               (v) a change to the Borrowers or Guarantors other than in accordance with Clause 27 (Changes to the Obligors);

               (vi) any provision  which  expressly  requires the consent of all the Lenders;

               (vii)Clause 32.2  (Lenders'  rights and  obligations),  Clause 26
                    (Changes to the Lenders), Clause 30 (Sharing among the Lenders) or this Clause 37;

               (viii) any extension of an Availability Period; or

               (ix) the guarantee or indemnity of any Obligor,

                shall not be made without the prior consent of all the Lenders.

          (b) An amendment or waiver which relates to the rights or obligations of the Agent, the Issuing Bank or the Arranger may not be effected without the consent of the Agent, the Issuing Bank or the Arranger respectively.

38.  COUNTERPARTS

      Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

                                   SECTION 12
                          GOVERNING LAW AND ENFORCEMENT

39. GOVERNING LAW

    This Agreement is governed by English law.

40.  ENFORCEMENT

     40.1 Jurisdiction of English courts

          (a) The courts of England have jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

          (b)  The  Parties  agree  that  the  courts  of  England  are the most
               appropriate   and  convenient   courts  to  settle  Disputes  and
               accordingly no Party will argue to the contrary.

          (c) This Clause 40.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

     40.2 Service of process Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

          (a) irrevocably appoints Sodexho Holdings Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

          (b) agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.



     This Agreement has been entered into on the date stated at the beginning of this Agreement.


                                   SCHEDULE 1
                              THE ORIGINAL LENDERS

Name of
Original      Facility A1       Facility A2        Facility B      Facility C
Lender        Commitment        Commitment         Commitment      Commitment


Citibank
 Inter-
 national
 plc
 (for Utili-
 sations
 other than
 to a US
 Person)  EUR 200,000,000   EUR 444,166,666.67  US$ 310,000,000  US$ 50,000,000

Citicorp USA,
 Inc.(for
 Utili-
 sations
 to a US
 Person)

Goldman
 Sachs
 Interna-
 tional
 Bank     EUR 200,000,000  EUR 444,166,666.67  US$ 310,000,000  US$ 50,000,000

Societe
 Generale EUR 200,000,000  EUR 444,166,666.66   US$ 310,000,000  US$ 50,000,000
          ---------------  ------------------   ---------------  --------------
          EUR 600,000,000  EUR 1,332,500,000    US$ 930,000,000  US$ 150,000,000

                                   SCHEDULE 2

                              CONDITIONS PRECEDENT
                                    PART I A
                   CONDITIONS PRECEDENT TO INITIAL UTILISATION


1. The Company

(a)  A copy of the constitutional documents of the Company.

(b)  A copy of a resolution of the board of directors of the Company:
     (i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party demonstrating that the provisions of Art. L225-35 et seq. of the French Commercial Code have been respected;
     (ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and
     (iii)authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request and Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d) A certificate of an authorised signatory of the Company dated no earlier than the date of this Agreement certifying that each copy document relating to it specified in this Part IA of Schedule 2 is correct, complete and in full force and effect.


2. Legal opinions

(a) A legal opinion of Linklaters, London, legal advisers to the Arranger and the Agent in England, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b) A legal opinion of Linklaters, Paris, legal advisers to the Arranger and the Agent in France, substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(c) A legal opinion of Clifford Chance, legal advisers to the Company as to French law, substantially in the form distributed to the Original Lenders prior to signing this Agreement

3. Other documents and evidence

(a) Evidence that any process agent referred to in Clause 40.2 (Service of process) has accepted its appointment.

(b) Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 14 (Fees) and Clause 19 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

                                     PART 1 B
               CONDITIONS PRECEDENT TO UTILISATION OF FACILITY A1




(c) (i) A copy of each AA Acquisition Agreement relevant to the AA Acquisition to be made with the proceeds of Utilisation under Facility A1; and
     (ii) written confirmation from the Company that all conditions set out in such AA Acquisition Agreement have been satisfied by the Company (or, as the case may be, other relevant acquiror) and/or waived by the relevant member of the AA Group in full.

(d) A certificate of the Company (signed by a director) confirming that the relevant time limit for the European Commission to consider the proposed acquisition under the appropriate AA Acquisition Agreement has expired without a decision having been issued.

(e) Evidence that all applicable waiting periods (including extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations made under the Act have expired, lapsed or been terminated in respect of the relevant proposed acquisition under the AA Acquisition Agreements.

                                    PART I C
               CONDITIONS PRECEDENT TO UTILISATION OF FACILITY A2


(f) A copy of any Tender Offer Statement, any other document filed with the Securities and Exchange Commission in connection with the Offer and any draft or definitive merger agreement related to the Offer (in the case of the latter, to the extent available at the time of such Utilisation).

(g) Evidence that all applicable waiting periods (including extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations made under the Act have expired, lapsed or been terminated in respect of the SMS Acquisition.

(h) A copy of an opinion of Davis Polk & Wardwell relating to compliance with United States securities laws addressed to the Company and substantially in the form distributed to the Original Lenders prior to the date of this Agreement.
     (i) A legal opinion of Clifford Chance confirming that the use, structuring and terms of the Finance Documents will not, amongst other things, cause a breach of Regulation U.
     (j) A legal opinion of Davis Polk & Wardwell substantially in the form distributed to the Original Lenders prior to the date of this Agreement.


                                     PART I

     CONDITIONS PRECEDENT REQUIRED TO BE DELIVERED BY AN ADDITIONAL OBLIGOR


1. An Accession Letter, duly executed by the Additional Obligor and the Company.

2.   A copy of the constitutional documents of the Additional Obligor.

3.   A copy of a resolution of the board of directors of the Additional Obligor:

     (a) approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter and, in the case of a French Obligor, demonstrating that the provisions of Art L225-35 at seq. of the French Commercial Code have been respected;

     (b) authorising a specified person or persons to execute the Accession Letter on its behalf; and

     (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request or Selection Notice) to be signed and/or despatched by it under or in connection with the Finance Documents.

4. A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

5. A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

6. A legal opinion of Linklaters, London, legal advisers to the Arranger and the Agent in England.

7. A legal opinion of Linklaters, Paris, or as the case may be, Linklaters, New York, legal advisers to the Arranger and the Agent in Paris and New York and Delaware respectively.

8. A legal opinion of Clifford Chance, Paris, or as the case may be, Davis Polk & Wardwell, legal advisers to the Company as to (i) French law and
     (ii) United States and federal law and Delaware law respectively.

9. In relation to the accession of the AA Bidco which is a US company, a legal opinion of Clifford Chance, legal advisers to the Company as to the AA Acquisition, that such AA Bidco is not required to register as an "investment company" as such term is defined in the US Investment Companies Act of 1940, as amended.

10. If the Additional Obligor is incorporated in a jurisdiction other than Paris or New York and/or Delaware, a legal opinion of the legal advisers to
     (a) the Arranger and the Agent and/or (b) the Company (having regard to market practice on such matters in the relevant jurisdiction) in the jurisdiction in which the Additional Obligor is incorporated.

11. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause
     40.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.


                                   SCHEDULE 3
                                    REQUESTS

                               UTILISATION REQUEST


From:         [Borrower] [SMS Bidco]

To:           [Agent]

Dated:

Dear Sirs

                 Sodexho Alliance, S.A. - EUR 1,932,500,000 and
                      US$1,080,000,000 Facility Agreement
            dated 6 April 2001, as amended (the "Facility Agreement")

     1.   [We, SMS, SMO] wish to borrow a Loan on the following terms:

          Proposed Utilisation Date: [              ] (or, if that is not a
                                                       Business Day, the next
                                                       Business Day)

          Facility  to  be  utilised:
          [Facility  A1]/[Facility   A2]/[Facility B]/[Facility C]*

          Currency of Loan: [             ]

          Amount: [            ] or, if less, the Available Facility

          Interest Period: [             ]

     2. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

     3.   The proceeds of this Loan should be credited to [account].

     4.   This Utilisation Request is irrevocable.

     5. [This Utilisation Request is delivered by us on behalf of [SMS/SMO] in accordance with the terms of the Facility Agreement.]**



                                Yours faithfully





                                ................

                            authorised signatory for
                           [name of relevant Borrower]

                        [SMS Bidco on behalf of SMS/SMO]


--------------------------------------------------------------------------------
*   Delete as appropriate.

**  Delete if not from SMS Bidco in relation to Facility B or Facility C


                                     PART II
                                SELECTION NOTICE
               APPLICABLE TO A FACILITY A LOAN OR FACILITY B LOAN


From:         [Borrower]

To:           [Agent]

Dated:

Dear Sirs

                 Sodexho Alliance, S.A. - EUR 1,932,500,000 and
                      US$1,080,000,000 Facility Agreement
            dated 6 April 2001, as amended (the "Facility Agreement")

1. We refer to the following [Facility A1 Loan[s]/Facility A2 Loan[s]/Facility B Loan[s]] in [identify currency] with an Interest Period ending on [ ].*

2. [We request that the above [Facility A Loan[s]/Facility B Loan[s]] be divided into [ ] [Facility A1 Loans/Facility A2 Loan[s]/Facility B Loan[s]] with the following Interest Periods:]** or
     [We request that the next Interest Period for the above [Facility A Loan[s]/Facility A2 Loan[s]/Facility B Loan[s]] is [ ]].***

3. This Selection Notice is irrevocable.



                                Yours faithfully



                     .......................................

                            authorised signatory for
                           [the Company on behalf of]
                           [name of relevant Borrower]


--------------------------------------------------------------------------------
* Insert details of all Facility A Loans in the same currency which have an Interest Period ending on the same date.

** Use this option if division of Loans is requested.

*** Use this option if sub-division is not required.




                                     PART III
                                LETTERS OF CREDIT


From:         [Borrower] [SMS Bidco]

To:           [Agent]

Dated:

Dear Sirs

                 Sodexho Alliance, S.A. - EUR 1,932,500,000 and
                      US$ 1,080,000,000 Facility Agreement
            dated 6 April 2001, as amended (the "Facility Agreement")

1. We wish to arrange for a Letter of Credit to be issued by the Issuing Bank on the following terms:


     Proposed   Utilisation   Date: [           ] (or, if that is not a Business
                                                   Day, the next Business Day)

     Facility to be utilised: Facility C

     Currency of Letter of Credit: [            ]

     Amount: [            ] or, if less, the Available Facility

     Term: [ ] -------------------

2. We confirm that each condition specified in Clause 6.6(b) (Issue of Letters of Credit) is satisfied on the date of this Utilisation Request.

3.   We attach a copy of the proposed Letter of Credit.

4.   This Utilisation Request is irrevocable.

5. [This Utilisation Request is delivered by us on behalf of SMO in accordance with the terms of the Facility Agreement]*


                                Yours faithfully





                     ......................................

                            authorised signatory for

                                      [SMO]

                          [SMS Bidco on behalf of SMO]


--------
* Delete as appropriate

                                   SCHEDULE 4
                             MANDATORY COST FORMULAE


1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant
     Loan) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent as the cost of complying with the minimum reserve requirements of the European Central Bank.

4. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

     (a)  in relation to a Sterling Loan:

          [AB + C(C-D) + E * 0.01] / [100-(A+C)] per cent. per annum

     (b)  in relation to a Loan in any currency other than Sterling:

                  (E*0.01) / 300 per cent. per annum.

        Where:

          A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

          B is the percentage rate of interest (excluding the Margin and the Mandatory Cost) payable for the relevant Interest Period on the Loan.

          C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

          D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

          E is the rate of charge payable by that Lender to the Financial Services Authority pursuant to the Fees Regulations (but, for this purpose, ignoring any minimum fee required pursuant to the Fees Regulations) and expressed in pounds per (pound)1,000,000 of the Fee Base of that Lender.

5.   For the purposes of this Schedule:

     (a) "Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

     (b) "Fees Regulations" means the Banking Supervision (Fees) Regulations 2001 or such other law or regulation as may be in force from time to time in respect of the payment of fees for banking supervision; and

     (c) "Fee Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Regulations.

6. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information in writing on or prior to the date on which it becomes a Lender:

     (a) its jurisdiction of incorporation and the jurisdiction of its Facility Office; and

     (b) any other information that the Agent may reasonably require for such purpose.

     Each Lender shall promptly notify the Agent in writing of any change to the information provided by it pursuant to this paragraph.

8. The percentages or rates of charge of each Lender for the purpose of A, C and E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraph 7 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits, Special Deposits and the Fees Regulations are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

9. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender pursuant to paragraphs 3 and 7 above is true and correct in all respects.

10. The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender pursuant to paragraphs 3 and 7 above.

11. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

12. The Agent may from time to time, after consultation with the Company and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

                                   SCHEDULE 5
                          FORM OF TRANSFER CERTIFICATE


To: [                   ] as Agent
               -------------------

From: [The Existing Lender] (the "Existing Lender") and
      [The New Lender] (the "New Lender")

Dated:

                 Sodexho Alliance, S.A. - EUR 1,932,500,000 and
                      US$1,080,000,000 Facility Agreement
            dated 6 April 2001, as amended (the "Facility Agreement")

1.   We refer to Clause 26.5 (Procedure for transfer):

     (a) The Existing Lender and the New Lender agree to the Existing Lender and the New Lender transferring by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 26.5 (Procedure for transfer).

     (b)  The proposed Transfer Date is [ ].

     (c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

2. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of Clause 26.4 (Limitation of responsibility of Existing Lenders).

3.   This Transfer Certificate is governed by English law.


                                  THE SCHEDULE

               Commitment/rights and obligations to be transferred

                            [insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments.]



[Existing Lender]                                           [New Lender]

By:                                                          By:



This Transfer Certificate is accepted by the Agent and the Transfer Date is
confirmed as [                   ].




[Agent]

By:

                                   SCHEDULE 6
                            FORM OF ACCESSION LETTER


To:           [                   ] as Agent


From:         [Subsidiary] and Sodexho Alliance, S.A.

Dated:

Dear Sirs

                 Sodexho Alliance, S.A. - EUR 1,932,500,000 and
                      US$1,080,000,000 Facility Agreement
            dated 6 April 2001, as amended (the "Facility Agreement")

1. [Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Facility Agreement as an Additional [Borrower]/[Guarantor] pursuant to [Clause 27.2 (Additional Borrowers)]/[Clause 27.4 (Additional Guarantors)] of the Facility Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction].

2.   [Subsidiary's] administrative details are as follows:

        Address:

        Fax No:

        Attention:

3.   This letter is governed by English law.



     Yours faithfully









Authorised signatory for                            Authorised signatory for
Sodexho Alliance, S.A.                              [Subsidiary]


                                   SCHEDULE 7

                         FORM OF COMPLIANCE CERTIFICATE


To:           [              ] as Agent


From:         Sodexho Alliance, S.A.

Dated:

Dear Sirs

                Sodexho Alliance, S.A. - EUR 1,932,500,000 and
                      US$1,080,000,000 Facility Agreement
            dated 6 April 2001, as amended (the "Facility Agreement")

1.   We refer to the Facility Agreement. This is a Compliance Certificate.

2.   We confirm that:

     (a) as at [ ], the Net Consolidated Financial Indebtedness for the Relevant Period ended on [ ] was EUR [ ];


     (b)  the ratio of Net Consolidated  Financial Indebtedness on [ ] to EBITDA
          for the Relevant  Period ending on such date was [          ]:1; and

     (c)  the  ratio  of  EBIT  to Net  Consolidated  Interest  Expense  for the
          Relevant Period ending on [           ] was [            ]:1.

     Computations of the above are attached.

3.   [We confirm that no Default is continuing.]*



Signed:     ...................

          [Chief Financial Officer]

          (other appropriate officer)

          of

          Sodexho Alliance, S.A.





                                   SCHEDULE 8


                     LMA FORM OF CONFIDENTIALITY UNDERTAKING


                       LMA CONFIDENTIALITY LETTER (SELLER)

                  [Letterhead of Seller/Seller's agent/broker]

To:
   ================[insert name of Potential Purchaser/Purchaser's agent/broker










Re:      The Agreement

Borrower:

Date:

Amount:

Agent:
========================================================================


Dear Sirs

We understand that you are considering [acquiring]1/[arranging the acquisition of]2 an interest in the Agreement (the "Acquisition"). In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.   Confidentiality Undertaking

     You undertake(a) to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to your own confidential information, (b) to use the Confidential Information only for the Permitted Purpose, (c) to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2[(c)/(d)]3 below) acknowledges and complies with the provisions of this letter as if that person were also a party to it, and (d) not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly or indirectly to the Acquisition.

2.   Permitted Disclosure

     We   agree that you may disclose Confidential Information:

     (a) to members of the Purchaser Group and their officers, directors, employees and professional advisers to the extent necessary for the Permitted Purpose and to any auditors of members of the Purchaser Group;

     [(b) subject to the requirements of the Agreement, in accordance with the Permitted Purpose so long as any prospective purchaser has delivered a letter to you in equivalent form to this letter;]

     [(b/c)]3 subject to the requirements of the Agreement, to any person to (or through) whom you assign or transfer (or may potentially assign or transfer) all or any of the rights, benefits and obligations which you may acquire under the Agreement or with (or through) whom you enter into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, the Agreement or the Borrower or any member of the Group so long as that person has delivered a letter to you in equivalent form to this letter; and

     [(c/d)]3 (i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Purchaser Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Purchaser Group.

3.   Notification of Required or Unauthorised Disclosure

        You agree (to the extent permitted by law) to inform us of the full circumstances of any disclosure under paragraph 2[(c)/(d)]3 or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.   Return of Copies

        If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2[(c)/(d)]3 above.

5.   Continuing Obligations

        The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease (a) if you become a party to or otherwise acquire (by assignment or sub-participation) an interest, direct or indirect, in the Agreement or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed).

6.   No Representation; Consequences of Breach, etc

     You  acknowledge and agree that:

     (a) neither we, [nor our principal] nor any member of the Group nor any of our or their respective officers, employees or advisers (each a "Relevant Person") (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

     (b) we [or our principal]4 or members of the Group may be irreparably harmed by the breach of the terms hereof and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.   No Waiver; Amendments, etc

        This letter sets out the full extent of your obligations of confidentiality owed to us in relation to the information the subject of this letter. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges hereunder. The terms of this letter and your obligations hereunder may only be amended or modified by written agreement between us.

8.   Inside Information

        You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and you undertake not to use any Confidential Information for any unlawful purpose.

9.   Nature of Undertakings

        The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of [our principal,]4 the Borrower and each other member of the Group.

10.  Third Party Rights

     (a) Subject to paragraph 6 and to paragraph 9 the terms of this letter may be enforced and relied upon only by you and us and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

     (b) Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person to rescind or vary this letter at any time.

11.  Governing Law and Jurisdiction

        This letter (including the agreement constituted by your acknowledgement of its terms) shall be governed by and construed in accordance with the laws of England and the parties submit to the non-exclusive jurisdiction of the English courts.

12.  Definitions

        In this letter (including the acknowledgement set out below) terms defined in the Agreement shall, unless the context otherwise requires, have the same meaning and:

        "Confidential Information" means any information relating to the Borrower, the Group, the Agreement and/or the Acquisition provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that
        (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you thereafter, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

        "Group" means the Borrower and each of its holding companies and subsidiaries and each subsidiary of each of its holding companies (as each such term is defined in the Companies Act 1985);

        "Permitted Purpose" means [subject to the terms of this letter, passing on information to a prospective purchaser for the purpose of]2 considering and evaluating whether to enter into the Acquisition; and

        "Purchaser Group" means you, each of your holding companies and subsidiaries and each subsidiary of each of your holding companies (as each such term is defined in the Companies Act 1985).

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

....................................

For and on behalf of

[Seller/Seller's agent/broker]

To:      [Seller]
         [Seller's agent/broker]
         The Borrower and each other member of the Group



We acknowledge and agree to the above:

....................................

For and on behalf of

[Potential Purchaser/Purchaser's agent/broker]

* If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

1    delete if addressee is acting as broker or agent.

2    delete if addressee is acting as principal.

3    delete as applicable.

4 delete if letter is sent out by the Seller rather than the Seller's broker or agent.



                                   SCHEDULE 9

                                   TIMETABLES
                                     PART I
                                      LOANS


"D" refers to the number of Business Days before the relevant Utilisation Date/the first day of the relevant Interest Period. For the avoidance of doubt, the reference to a time below is to London time unless otherwise stated.

                         Loans in euro     Loans in Sterling      Loans in other
                                                                    currencies
Delivery of a duly
 completed Utilisation
 Request (Clause 5.1
 (Delivery of a
 Utilisation Request))
 or a Selection Notice
 (Clause 12.1
 (Selection of              D-3                    D-1                   D-3
 Interest Periods))      11:00 a.m.             11:00 a.m.            11:00 a.m.


Agent determines
 (in relation to a
 Utilisation) the
 Base Currency Amount
 of the Loan, if
 required under
 Clause 5.4
 (Lenders'                 D-3                    D-1                   D-3
 participation)         12:00 p.m.             12:00 p.m.            12:00 p.m.



Agent notifies
 the Lenders
 of the Loan
 in  accordance
 with Clause 5.4
(Lenders'                  D-3                    D-1                   D-3
 participation)         2:00 p.m.              2:00 p.m.             2:00 p.m.

Agent receives
 a notification
 from a Lender under
 Clause 8.2
 (Unavailability          D-2                     D                    D-2
 of a currency)         9:30 a.m.              9:30 a.m.             9:30 a.m.

Agent gives
 notice in
 accordance with
 Clause 8.2
 (Unavailability         D-2                     D                    D-2
 of a currency)        10:30 a.m.             10:30 a.m.            10:30 a.m.

Agent determines
 amount of the
 Loan in Optional
 Currency in
 accordance with
 Clause 8.3
 (Exchange rate           D-3                    D-1                   D-3
 movements)            12:00 p.m.             12:00 p.m.            12:00 p.m.


LIBOR or EURIBOR      Quotation Day         Quotation Day        Quotation Day
 is fixed           as of 11:00 a.m.       as of 11:00 a.m.     as of 11:00 a.m.
                     (Paris time)           (London time)          (London time)



                                    PART II

                                LETTERS OF CREDIT


"D" refers to the number of Business Days before the relevant Utilisation Date/the first day of the relevant Term. For the avoidance of doubt, the reference to a time below is to London time.


                                                               L/Cs
                                                               in Canadian
                                      in US Dollars            Dollars
Delivery  of  a  duly
 completed   Utilisation
 Request  (Clause 6.3
 (Delivery  of  a  Utilisation            D-4                         D-4
 Request  for Letters of Credit))      11:00 a.m.                  11:00 a.m.

Agent  determines
 (in relation to a
 Utilisation) the Base
 Currency  Amount
 of the  Letter of
 Credit,  if  required
 under Clause 6.6
 (Issue of Letters                        D-3                         D-3
 of Credit)                            12:00 p.m.                  12:00 p.m.


Agent notifies the
 Issuing Bank and
 the Lenders of the
 Letter of Credit
 in accordance with
 Clause 6.6 (Issue of                      D-3                         D-3
 Letters of Credit)                     2:00 p.m.                   2:00 p.m.

SMO requests renewal
 of a Letter of
 Credit under Clause
 6.8 (Renewal of a                         D-4                         D-4
 Letter of Credit)                      11:00 a.m.                  11:00 a.m.





                                   SCHEDULE 2

                         ACQUISITION FINANCING INDEMNITY


In the event that any of the Finance Parties or any of their respective affiliates or any of their respective partners, directors, agents, advisers or employees (each a "Relevant Person") becomes involved in any capacity in any action, proceeding, or investigation brought by or against any person, including shareholders of SMS, AA or the Company arising out of, in connection with or as a result of either the Finance Parties' commitment or any matter referred to in the Finance Documents (including the acquisitions and any use of the proceeds of the Facilities) (other than due to such Finance Party's illegal activity, negligence, wilful misconduct or bad faith), the Company periodically on request will reimburse the Relevant Person for its reasonable legal and other reasonable expenses (including the cost of any investigation and preparation) arising out of or incurred in connection therewith. The Company also agrees to co-operate with each Relevant Person and to give, subject to Clause 26.7 (Disclosure of Information and confidentiality) and so far as it is able to procure the giving of, all such information and render all such assistance to as the Relevant Persons may reasonably request in connection with any such action, proceeding or investigation and not to take any action which might reasonably be expected to prejudice the position of a Relevant Person in relation to any such action, proceeding or investigation without the consent of the Relevant Person concerned (such consent not to be unreasonably withheld).

The Company will also indemnify and hold harmless each of the Finance Parties for themselves and as trustee for the other Relevant Persons, against any and all losses, claims, damages or liabilities to any person in connection with or as a result of either their respective commitments or any matter referred to in the Finance Documents and in particular (without limitation to the generality of the foregoing) arising out of, or in relation to, or in connection with, any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary or final offering materials or information memorandum prepared in connection with the Facilities and approved by the Company or any filings with or submissions to, in each case made by or on behalf of the Company, any governmental or self regulatory authority or agency or securities exchange or caused by an omission (or alleged omission) to state therein a material fact necessary to make the statements therein in the light of the circumstances under which they are made, not misleading, except to the extent that any such loss, claim, damage or liability results from the illegal activity, negligence, wilful misconduct or bad faith of the Relevant Person in performing the services that are the subject of the Finance Documents.

The Company also agrees that the Relevant Persons shall not have any liability to the Company or any person asserting claims on behalf of or in right of the Company arising out of, or in connection with, or as a result of, the commitment or any matter referred to in the Finance Documents except to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company or such person result from the illegal activity, negligence, wilful misconduct or bad faith of the Relevant Person in performing the services that are the subject of the Underwriting Documents.

If any person is potentially entitled to indemnification under this Schedule 10 with respect to any action or proceeding brought by a third party that is also brought against the Company, the Company shall be entitled to assume the defence of any such action or proceeding with counsel reasonably satisfactory to the Relevant Person provided that the Company shall at all times during such action or proceedings consider and take account of that person's business, good standing and reputation in the market (as communicated to the Company) in relation to such action and proceedings. Upon assumption by the Company of the defence of any such action or proceeding, the Relevant Person shall have the right to participate in such action or proceeding and to retain its own counsel but the Company shall not be liable for any legal expenses of other counsel incurred by such Relevant Person in connection with such defence unless (i) the Company shall have failed to employ counsel reasonably satisfactory to the Relevant Person in a timely manner, or (ii) the Relevant Person shall have been advised by counsel that there are actual or potential or conflicting interests between the Company and the Relevant Person, including situations in which there are one or more legal defences available to the Relevant Person that are different from or additional to those available to the Company. The Company shall not consent to the terms of any compromise or settlement of any action defended by the Company in accordance with the foregoing without the prior consent of the Relevant Person, which consent shall not be unreasonably withheld. Each of the Company and the Relevant Person (each acting reasonably) shall, in the case of deciding not to settle or compromise on any action or proceedings, take into account the cost (both financial or otherwise) to both parties of continuing with such action or proceedings, the likely outcome of such action or proceedings and the adverse effects (both actual or potential) on the business interests of both parties by making such decision. No Relevant Person shall admit liability in respect of, or consent to the terms of any compromise or settlement of, any action with respect to which such Relevant Person may be entitled to indemnification hereunder without the prior consent of the Company, which consent shall not be unreasonably withheld.

The Company agrees with the Relevant Persons that the reimbursement, indemnity and contribution obligations of the Company under this Schedule 10 will be in addition to any liability which the Company may otherwise have, and shall be binding on and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Relevant Person, any such affiliate and any such person.

The provisions of this Schedule 10 shall survive any termination of the Finance Documents.

In this Schedule 10:

"affiliate" of any person means any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person;

"controlling person" means any person who controls any other person; and

"control" (including terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a person, whether through the ownership of securities, by contract or agency or otherwise.



                                   SCHEDULE 1


                               FORM OF TEG LETTER
To:           Sodexho Alliance, S.A.

From:         [                   ] as Agent

Dated:        [                   ] 2001



Dear Sirs

   Sodexho Alliance, S.A. - EUR 1,932,500,000 and US$1,080,000,000 Facility
      Agreement dated 6 April 2001, as amended (the "Facility Agreement")

We refer to the Facility Agreement.

Terms defined in the Facility Agreement shall bear the same meaning in this letter unless otherwise defined in this letter. References to Clauses in this letter are references to Clauses in the Agreement.

We confirm that:

1. this is the letter referred to in Clause 12.5 (Taux Effectif Global) of the Facility Agreement;

2. you acknowledge that, due to the fact that interest payable under the Facility Agreement is to be calculated on a floating rate basis by references to LIBOR or EURIBOR for Interest Periods selected by a Borrower, it is not possible to compute the effective global rate ("taux effectif global") for the lifetime of the Facilities; and

3. in order to comply with the provisions of Articles L313-1 and L313-2 of the French "Code de la Consommation", and only as an indication based on the assumptions described below, an example of calculation of the effective global rate would result in a rate for the Facilities (taux de periode) of [ ]%.

        The above rate is given on an indicative basis and on the basis (a) that drawdown for the full amount of the Facilities in the relative Base Currency has been made, (b) for the US Dollar denominated Facilities an Interest Period of three months in US Dollars has been chosen and that the US$ LIBOR rate of [ ]% per annum is applicable, (c) for the euro denominated Facilities an Interest Period of three months in euro has been chosen and that the EURIBOR rate of [ ]% per annum is applicable,
        (d) that the LIBOR/EURIBOR rate, expressed as an annual rate, is as fixed on [date], (e) repayments occur at contractual maturity and not earlier, (f) no term out option has been exercised, (g) that the US$ /EUR exchange rate is 1 EUR = 0.[ ]US$, (h) that the Rating (as defined in Clause 11.2(f) (Margin and adjustments)) of the Company is BBB+, (i) of the various fees payable by you under the terms of the Facility Agreement and (j) that a Margin reduction of 15bps is assumed 364 days after the first Utilisation. Such rates shall not be binding on the Finance Parties.

     We should be grateful if you would confirm your acceptance of the terms of this letter by signing and returning to us the enclosed copy.



This letter is designated a Finance Document.

Yours faithfully.



..................................................
[                   ]
as Agent

We agree to the above.

..................................................
SODEXHO ALLIANCE, S.A.




                                   SCHEDULE 1

                              MATERIAL SUBSIDIARIES


1. Sodexho Limited

2. Sodexho Marriott Services, Inc.

3. Sodexho Operations, LLC.

                                   SCHEDULE 2
                            FORM OF LETTER OF CREDIT



To:    [Beneficiary]
       [Address]
       [other relevant information]

       (the "Beneficiary")


       [Date]


                   Irrevocable Standby Letter of Credit no.[ ]

At the request of [ ], Societe Generale (the "Issuing Bank") issues this irrevocable standby letter of credit ("Letter of Credit") in your favour on the following terms and conditions:


1.   Definitions

     In this Letter of Credit:

     "Business Day" means a day (other than a Saturday or a Sunday) on which banks are open for general business in [London].1

     "Demand" means a demand for a payment under this Letter of Credit in the form of the schedule to this Letter of Credit.

     "Expiry Date" means [                   ].

     "Relevant Place" means the office of Societe Generale at 1221 Avenue of the Americas, New York, NY 10020, USA.

     "Total L/C Amount" means [                    ].

2.   Issuing Bank's agreement

     (a) The Beneficiary may request a drawing or drawings under this Letter of Credit by giving to the Issuing Bank a duly completed Demand. A Demand must be received by the Issuing Bank by 3p.m. (New York time) on the Expiry Date at the Relevant Place.

     (b) Subject to the terms of this Letter of Credit, the Issuing Bank unconditionally and irrevocably undertakes to the Beneficiary that, within ten Business Days of receipt by it of a Demand, it must pay to the Beneficiary the amount demanded in that Demand.

     (c) The Issuing Bank will not be obliged to make a payment under this Letter of Credit to the Beneficiary if as a result the aggregate of all payments made by it under this Letter of Credit would exceed the Total L/C Amount.

3.   Expiry

     (a) The Issuing Bank will be released from its obligations under this Letter of Credit on the date (if any) notified by the Beneficiary to the Issuing Bank as the date upon which the obligations of the Issuing Bank under this Letter of Credit are released.

     (b) Unless previously released under paragraph (a) above, on 3p.m. (New York time) on the Expiry Date the obligations of the Issuing Bank under this Letter of Credit will cease with no further liability on the part of the Issuing Bank except for any Demand validly presented under the Letter of Credit that remains unpaid.

     (c) When the Issuing Bank is no longer under any further obligations under this Letter of Credit, the Beneficiary must return the original of this Letter of Credit to the Issuing Bank.

4.   Payments

     All payments under this Letter of Credit shall be made in [ ] and for value on the due date to the account of the Beneficiary specified in the Demand.

5.   Delivery of Demand

     Each Demand shall be in writing, and, unless otherwise stated, may be made by letter, fax or telex and must be received in legible form by the Issuing Bank at its address and by the particular department or officer as follows:

     Societe Generale, 1221 Avenue of the Americas, New York, NY 10020, USA Loan Servicing Group Attn: Loan Servicing Group

6.   Assignment

     The Beneficiary's rights under this Letter of Credit may not be assigned or transferred.

7.   UCP

     Except to the extent it is inconsistent with the express terms of this Letter of Credit, in which case it is subject to the laws of the State of New York (including, without limitation, the Uniform Commercial Code of the State of New York), this Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500.

8.   Governing Law

     This Letter of Credit is governed by New York law.

9.   Jurisdiction

     The courts of New York have exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter of Credit.



Yours faithfully,

Societe Generale

By:

                                    SCHEDULE
                                 Form of Demand


To:      Societe Generale
         Loan Servicing Group
         1221 Avenue of the Americas
         New York
         NY 10020
         USA

         Attn: Loan Servicing Group                                [Date]



Dear Sirs

     Standby Letter of Credit no. [ ] issued in favour of [BENEFICIARY] (the "Letter of Credit") We refer to the Letter of Credit. Terms defined in the Letter of Credit have the same meaning when used in this Demand.

1.   We certify that the sum of [ ] is due [and has remained unpaid for at least
     [ ] Business Days] [under [set out underlying contract or agreement]]. We therefore demand payment of the sum of [ ].

2.   Payment should be made to the following account:

     Name:



     Account Number:



     Bank:


3.   The date of this Demand is not later than the Expiry Date.


Yours faithfully







(Authorised Signatory)                               (Authorised Signatory)

                                                     For

                                                     [BENEFICIARY]

The Company

SODEXHO ALLIANCE, S.A.

Address:  3, avenue Newton - 78180, Montigny-le-Bretonneux, France

Fax No: + 33 1 30 85 5185

Attention:  The Corporate Secretary

By:  Sian Herbert-Jones





The Arranger

CITIBANK INTERNATIONAL plc

By: John Stafford

GOLDMAN SACHS INTERNATIONAL

By: Jacquelyn Titus

SG INVESTMENT BANKING

By: Francois Dupin



The Original Lenders

CITIBANK INTERNATIONAL plc

By:  John Stafford

CITICORP USA, INC.

By:  Steven R. Victorin

GOLDMAN SACHS INTERNATIONAL BANK

By: Jacquelyn Titus

SOCIETE GENERALE

By:  Francois Dupin



The Agent

SOCIETE GENERALE

Address: DEFI/ATM/LEV
         Tour Societe Generale
         17, cours Valmy
         92972 Paris La Defense Cedex
         France


Credit Matters:

Attention:    Jean-Francois Michard

Tel :         33 1 42 13 68 37

Fax :         33 1 42 14 60 93

Operational Matters:

Attention:    Laurence Gaertner / Maxime Seillier

Tel :         33 1 42 13 77 71 / 33 1 42 13 41 11

Fax :         33 1 42 13 69 67

For all requests regarding Facility C, a copy is to go to:

Societe Generale
Loan Servicing Group
1221 Avenue of the Americas
New York, NY 10020
USA

Attention : Loan Servicing Group

Tel :         1 212 278 5703

Fax :         1 212 278 6136



By:  Francois Dupin



The Issuing Bank

SOCIETE GENERALE

Address:      8 avenue des Olympiades
              94727 Fontenay-sous-Bois
              France

Attention:    Patrick Lenfant

Tel :         33 1 42 14 11 11

Fax :         33 1 42 14 10 14


--------

1 This may need to be amended depending on the currency of payment under the Letter of Credit.


                                SOCIETE GENERALE


                                AMENDMENT LETTER




SODEXHO ALLIANCE S.A.

3 avenue Newton

78180 Montigny-le-Bretonnneux

FRANCE

For the attention of Sian Herbert-Jones



                                                                March 14, 2003




Dear Madam,
REF: SODEXHO ALLIANCE S.A. (the "Company") - EUR 1,932,500,000 and USD 1,080,000,000 Term and Revolving Facilities Agreement dated 6 April 2001, as amended by a letter dated 27 April 2001, an Amendment and Restatement Agreement dated 8 June 2001, a Syndication Agreement dated 22 June 2001 and an amendment letter dated 15 May 2002 (the "Facilities Agreement").

We, SOCIETE GENERALE (the "Agent"), write to you in our capacity as Agent under the Facilities Agreement. Terms defined in the Facilities Agreement shall have the same meaning when used in this letter (the "Amendment Letter") unless otherwise defined in this Amendment Letter or the context otherwise requires.

1. The Obligors and the Majority Lenders have agreed (at the Company's request) that the Facilities Agreement shall be amended in the form set out in the schedule to this Amendment Letter.

2. The Amendment Letter shall take effect on the date on which the Agent notifies the Lenders and the Company that it has received a copy of this Amendment Letter signed by the Company.

3. Save to the extent specifically referred to in this Amendment Letter, nothing contained in this Amendment Letter shall be construed as a waiver, novation or amendment of the provisions of the Facilities Agreement which otherwise continues in full force and effect.

1. The Company shall reimburse the Agent on first demand the reasonable amount of all costs and expenses (including legal fees, if any) incurred by the Agent in connection with the negotiation and execution of this Amendment Letter.

2. The Company shall, on the date set forth in clause 2 above, pay to the Agent for each Lender having confirmed in writing their agreement to this Amendment Letter on or before 13 March 2003, the fee(s) payable to that Lenders in accordance with the letter dated 19 February 2003 from the Company to the Agent relating to the Facilities Agreement and requesting the amendments set out in this Amendments Letter.

3. The Company and the Agent designate this Amendment Letter as a Finance Document.

4. The Amendment Letter shall be governed and construed in accordance with the laws of England, and the provisions of clause 40 (Enforcement) of the Facilities Agreement shall be incorporated into this Amendment Letter as if set out in full.



Please acknowledge your agreement to the terms of this Amendment Letter by dating, signing and returning each of the four enclosed copies of this Amendment Letter.



Yours faithfully,





Made in four (4) originals



For and on behalf of

SOCIETE GENERALE

As Agent

Signed:  -------------------------------------

Name: Jean-Marc GIRAUD------------------------

Position:  Head of Corporate Acquisition Finance-------





We agree to the terms set out above.



For and on behalf of:

SODEXHO ALLIANCE S.A.

Signed:     -----------------------------------------------------------

Name:       -----------------------------------------------------------

Position:   -----------------------------------------------------------

Date:       -----------------------------------------------------------





For and on behalf of:

SODEXHO Inc.

Signed:     -----------------------------------------------------------

Name:       -----------------------------------------------------------

Position:   -----------------------------------------------------------

Date:       -----------------------------------------------------------



For and on behalf of:

SODEXHO OPERATIONS

Signed:     -----------------------------------------------------------

Name:       -----------------------------------------------------------

Position:   -----------------------------------------------------------

Date:       -----------------------------------------------------------

                                                       Schedule



In Clause 23.1 (a) (ratio Net Consolidated Financial Indebtedness to EBITDA) the ratios opposite the three following items shall be amended as follows:



         Date               Ratio



o 28 February 2003         o  2.50:1

o 31 August 2003           o  2.25:1

o 28 February 2004         o  2.15:1



In Clause 23.1 (b) (ratio EBIT to Net Consolidated Interest Expense) the ratios opposite the three following items shall be amended as follows:


Date                        Ratio

o 28 February 2003         o  3.30:1

o 31 August 2003           o  3.50:1

o 28 February 2004         o  3.75:1



All the other terms of this Clause remain unchanged.

                                SOCIETE GENERALE




                                AMENDMENT LETTER









SODEXHO ALLIANCE S.A.

3 avenue Newton

78180 Montigny-le-Bretonnneux

FRANCE

For the attention of Sian Herbert-Jones



                                                             May 15, 2003




Dear Madam,
REF: SODEXHO ALLIANCE S.A. (the "Company") - EUR 1,932,500,000 and USD 1,080,000,000 Term and Revolving Facilities Agreement dated 6 April 2001, as amended by a letter dated 27 April 2001, an Amendment and Restatement Agreement dated 8 June 2001, a Syndication Agreement dated 22 June 2001 (the "Facilities Agreement").

We, SOCIETE GENERALE (the "Agent"), write to you in our capacity as Agent under the Facilities Agreement. Terms defined in the Facilities Agreement shall have the same meaning when used in this letter (the "Amendment Letter") unless otherwise defined in this Amendment Letter or the context otherwise requires.

     The Obligors and the Majority Lenders have agreed (at the Company's request) that the Facilities Agreement shall be amended in the form set out in the schedule to this letter.

2. The amendments shall take effect on the date on which the Agent notifies the Lenders that it has received a copy of this letter signed by the Company.

3.   The amendments are limited to those expressly provided in this letter..

4. The Company shall pay the Agent the reasonable amount of all costs and expenses (including legal fees, if any) incurred by the Agent in connection with the amendment contemplated by this letter.

5.   The Company and the Agent designate this letter as a Finance Document.

6. The letter shall be governed and construed in accordance with the laws of England, and the provisions of clause 40 (Enforcement) of the Facilities Agreement shall be incorporated into this letter as if set out in full.



Please acknowledge your agreement to the terms of this letter by dating, signing and returning each of the four enclosed copies of this letter.



Yours faithfully,





Made in four (4) originals



For and on behalf of

SOCIETE GENERALE

As Agent

Signed:   ----------------------------------------------

Name:    Jean-Marc GIRAUD-------------------------------

Position:   Head of Corporate Acquisition Finance-------





We agree to the terms set out above.



For and on behalf of:

SODEXHO ALLIANCE S.A.

Signed:   -----------------------------------------------------------

Name:     -----------------------------------------------------------

Position: -----------------------------------------------------------

Date:     -----------------------------------------------------------





For and on behalf of:

SODEXHO Inc.

Signed:    -----------------------------------------------------------

Name:      -----------------------------------------------------------

Position:  -----------------------------------------------------------

Date:      -----------------------------------------------------------



For and on behalf of:

SODEXHO OPERATIONS

Signed:   -----------------------------------------------------------

Name:     -----------------------------------------------------------

Position: -----------------------------------------------------------

Date:     -----------------------------------------------------------

                                    Schedule



In Clause 23.1 (a) (ratio Net Consolidated Financial Indebtedness to EBITDA) the ratios opposite the three following items shall be amended as follows:



     Date                           Ratio



28 February 2002                  2.35:1

31 August 2002                    2.25:1



All the other terms of this Clause remain unchanged.

Exhibit 4.2  Services agreement between Bellon SA and Sodexho Alliance SA

                                  SERVICES AGREEMENT
BY AND BETWEEN:


-- FELIX BELLON S.A.
A French stock corporation with a capital of 2,200,800 francs having its registered office at 5, place de la Joliette - 13002 MARSEILLES represented by Mr. Pierre BELLON
as President General Manager

hereinafter referred to as "FBSA"


                                                          OF THE FIRST PART,



AND:

-- SODEXHO S.A.
acting both on its own behalf as well as agent for all of the SODEXHO Group companies
A French stock corporation with a capital of 502,610,700 francs having its registered office at 3, avenue Newton - 78180 MONTIGNY LE BRETONNEUX represented by Mr. Raphael DUBRULE
Secretary General, duly empowered for the purposed hereof,

hereinafter referred to as "SODEXHO"


                                                          OF THE SECOND PART.

                                 WITNESSETH

FBSA's main activity is providing services in the areas of management, leadership and control of its group's companies.

Due to the vast experience of
FBSA's leaders, it has exceptional know-how in the fields of general management, financial, commercial and administrative management and organization and management control as well as in the legal and stock exchange fields.

SODEXHO S.A., as well as the SODEXHO Group companies, are desirous of benefiting from the FBSA's skill and know-how for performing their corporate purpose.

NOW, THEREFORE, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

ARTICLE 1 -- APPOINTMENT

SODEXHO hereby entrusts FBSA, pursuant to the terms and conditions of this Agreement, to assist and advise it with the management, leadership, control and development of its activities and, notably, general management, financial management, general administration, commercial management and marketing, as well as in the legal and stock exchange fields, by providing the services listed in
Article 3 hereinafter,

Consequently, upon signature of this Agreement, FBSA shall act as a services company vis a vis SODEXHO, in the place and stead of the various service provider companies whose services it uses, as well as in the place and stead, or together with, the internal structures it has developed, which is accepted by SODEXHO.


ARTICLE 2 -- PERFORMANCES

In order to perform the mission defined in Article 1 hereinabove and specified in Article 3 hereinafter, FBSA agrees to:

2.1. make available to SODEXHO all of its personnel, more notably Messrs. Pierre BELLON and Remi BAUDIN, officers of FBSA, and Messrs. Patrice DOUCE, Bernard CARTON and Raphael DUBRULE, FBSA employees who, as a result of exercising these duties in other companies, have vast general management skills and vast experience in the commercial, administrative, financial, legal and stock exchange fields, as well as in respect of organization and management control;

2.2 perform, either by itself or, subject to SODEXHO's prior consent, which consent may not be unreasonably withheld, with the assistance of all highly qualified third parties, all tasks, studies and reports that SODEXHO entrusts it with from time to time.


ARTICLE 3 -- SERVICES

3.1. FBSA shall provide SODEXHO with the following services, within the framework of the directives given it by SODEXHO, in a timely manner:
     a) Assistance and advice in respect of the determination and implementation of SODEXHO's strategy and coordination of general management.
     b) Assistance and advice in respect of the development and leadership of SODEXHO Group companies.
     c) Assistance and advice in respect of financial management in order to ensure the implementation of the Group's financial policy and the management of SODEXHO S.A.'s investments. d) Assistance and advice in legal, financial, financial and stock exchange matters.
     e) Assistance and advice of the most qualified experts in order to assist SODEXHO's officers during the negotiations which may take place in the most varied fields, necessitating their services.

3.2. FBSA, upon SODEXHO's request, undertakes that the individuals mentioned hereinabove (paragraph 2.1.) shall spend the time which is necessary in order to ensure the tasks entrusted by SODEXHO to FBSA in a continuous manner.

3.3. FBSA and SODEXHO expressly agree that:

     - the services to be rendered in accordance with the terms of this Agreement shall be based on the general principle of protecting SODEXHO's interests,
     - FBSA shall only be bound by an obligation to use best efforts and not to achieve a certain result, - FBSA shall render the services listed above with due diligence and care, being more aware of the importance of its task than any other service company.


3.4. In order to enable FBSA's personnel to perform their tasks hereunder, SODEXHO shall make available to them, at its expense, all necessary material means, i.e., notably: offices, telephone, telex, fax, photocopy machines, secretarial help -- excepting secretarial help for Mr. Pierre BELLON, which shall be provided directly by FBSA.


3.5. The parties hereby agree that during performance of the Agreement, the task which FBSA has agreed to fulfill pursuant to the Agreement, may be modified by written notice so as to adapt the services provided to the needs expressed by SODEXHO. 3.6. Any new company becoming a part of the SODEXHO Group (by creation, acquisition, etc.) shall be entitled to benefit from the provisions of this Agreement without it being necessary to amend the Agreement.


ARTICLE 4 -- COMPENSATION

4.1. In consideration for the supply of services set out hereinabove, SODEXHO shall pay FBSA, for 1992, compensation in the amount of FRF10,140,000, net of tax (ten million one hundred forty thousand francs, net of tax). SODEXHO S.A. shall be personally responsible for the passing on of such compensation to the other SODEXHO Group companies.

4.2. For the subsequent years, the parties agree to meet before December 31st of each year in order to set the compensation for the following year, and for the first time before December 31, 1992. The new compensation shall be covered by an addendum attached hereto.

4.3. This compensation shall be payable monthly, in arrears, upon presentation by FBSA to SODEXHO of an invoice prepared for an amount corresponding to one-twelfth of the annual compensation set forth in 4.1. hereinabove.

4.4. SODEXHO shall pay all amounts due FBSA by virtue of this Agreement within eight (8) days from their invoicing. 4.5. The amount of the compensation may be revised during the year in the event of substantial modification of the contents of FBSA's task as set out in Article 3.5. of this Agreement.

4.6. The expenses and disbursements which have been reasonably incurred by FBSA in performing the services hereunder shall be cross-charged to SODEXHO at cost upon presentation of supporting documents.


ARTICLE 5 -- TERM

This Agreement shall become effective on January 1, 1992, for a term of one-year, which shall be tacitly renewed annually unless terminated by either one of the parties hereto by registered letter, bill of receipt requested three months before expiration of the contractual period in progress.

ARTICLE 6 -- SANCTION -- TERMINATION

6.1. All the clauses and conditions of this Agreement are de rigeuer. Each of them is a material condition of this Agreement, without which the parties would not have entered into the Agreement.

6.2. If either one of the parties fails to perform any one of these conditions, this Agreement may be terminated ipso jure and forthwith, at the election of the other party, one month following a simple notice to pay or perform which remains unanswered and containing the statement by the party sending the notice of its intention to rely on this clause.

6.3 In addition, notwithstanding the preceding provisions, SODEXHO may terminate this Agreement in advance, in the event that one of the leaders specified in
    Article 2.1. hereinabove ceases taking part in FBSA's activities.

6.4 In spite of this termination, the party requesting termination may claim payment of any damages to which it has right.

ARTICLE 7 -- NO ASSIGNMENT

This Agreement is personal in nature. It may not be assigned or transferred without the prior special consent of the parties.

ARTICLE 8 -- NATURE OF THE
RELATIONS BETWEEN FBSA AND SODEXHO The purpose of this Agreement is that set out in the preamble.
This Agreement does not create any company between the parties and, more particularly, it does not constitute a joint venture. It also does not create any dependency of one party on the other, both parties hereto being legally independent. Consequently, neither party shall be liable for the acts of the other vis a vis third parties, and it may not be impleaded or be liable for indemnification of damages.

ARTICLE 9 -- NO AGENCY
In no case may FBSA hold itself out as SODEXHO's agent; FBSA is not authorized and cannot claim to bind SODEXHO in any manner whatsoever.

ARTICLE 10 -- CONFIDENTIALITY
Throughout the term of this Agreement and for three years following its termination, FBSA shall keep confidential all of the documents and information, whether commercial, financial, accounting or otherwise, concerning SODEXHO's activities of which it has or shall have knowledge of or is or shall be in its possession during the performance of this Agreement, excepting however such documents or information whose publication or disclosure to given persons results from the application of regulations in force or which, independently of FBSA, are or become public knowledge.

ARTICLE 11 -- STRICT PERFORMANCE
The fact that one of the parties does not require the strict performance of the provisions of this Agreement shall not be deemed a waiver of requiring compliance with such provisions in the future.

ARTICLE 12 -- GOOD FAITH
The parties hereby represent that this Agreement has been entered into by them in good faith and that they shall seek to settle any problems which may arise in a spirit of cooperation, so as to enable this operation to be properly performed.

ARTICLE 13 -- NOTICES
All notices prescribed by this Agreement shall be validly given if sent by letter, with bill of receipt requested, by one party to the registered office of the other party first above written, or to any other address which the parties may notify to each other from time to time.

ARTICLE 14 -- DISPUTES
Any disputes arising from this Agreement in respect of its interpretation, validity, nonperformance or termination, shall be settled by the Commercial Court of Versailles, on which jurisdiction is hereby conferred.

ARTICLE 15 -- ENTIRE AGREEMENT
This Agreement contains all of the commitments undertaken by the contracting parties with respect to its purpose. It cancels and replaces all oral and written agreements prior to its signature.
This Agreement may only be amended by
a written addendum, signed by the persons who are duly empowered for such purpose.


Done in two original copies,
In Montigny le Bretonneux,
On December 30, 1991

(signature)                                       (signature)
R. DUBRULE                                        The President General Manager
Secretary General


(stamp of SODEXHO)                                (stamp of FELIX BELLON S.A.)

                 ADDENDUM NO. 10 TO THE SERVICES AGREEMENT
                    ENTERED INTO ON DECEMBER 30, 1991
                 BETWEEN BELLON S.A. AND SODEXHO ALLIANCE


The parties have met and determined the services to be supplied by BELLON S.A. to SODEXHO ALLIANCE and its subsidiaries for the year 2000. In accordance with
Article 4, paragraph 4.2., they have set the annual compensation of BELLON S.A. at a maximum amount of FRF19,098,800, net of tax (NINETEEN MILLION NINETY-EIGHT THOUSAND EIGHT HUNDRED FRANCS, NET OF TAX) which shall be invoiced according to the services actually performed.



Done in two original copies,
In Montigny le Bretonneux,
On January 7, 2000
(signature)                                     (signature)
R. DUBRULE                                      The President General Manager
Secretary General

(stamp of SODEXHO Alliance)                     (stamp of BELLON S.A.)

                   ADDENDUM NO. 11 TO THE SERVICES AGREEMENT
                      ENTERED INTO ON DECEMBER 30, 1991
                   BETWEEN BELLON S.A. AND SODEXHO ALLIANCE


The parties have met and determined the services to be supplied by BELLON S.A. to SODEXHO ALLIANCE and its subsidiaries for the year 2001. In accordance with
Article 4, paragraph 4.2., they have set the annual compensation of BELLON S.A. at a maximum amount of 3,042,000 euros net of tax (THREE MILLION FORTY-TWO THOUSAND EUROS,NET OF TAX) which shall be invoiced according to the services actually performed.



Done in two original copies,
In Montigny le Bretonneux,
On January 4, 2001

(signature)                                     (signature)
R. DUBRULE                                      The President General Manager
Secretary General

(stamp of SODEXHO Alliance)                     (stamp of BELLON S.A.)

               ADDENDUM NO. 12 TO THE SERVICES AGREEMENT
                  ENTERED INTO ON DECEMBER 30, 1991



BY AND BETWEEN:


BELLON S.A., formerly known as FELIX BELLON S.A.

A French stock corporation with a capital of 411,360 euro having its registered office at 5, place de la Joliette - 13002 MARSEILLES

Identified at the Registry of Commerce and Companies of Marseille under the No. 055 812 440, and the General Management at 3 Avenue Newton, 78180
Montigny-le-Bretonneux

represented by Sophie CLAMENS as President General
Manager, the signature of this addendum having been authorized by the Supervisory Council on January 16, 2002,


Hereafter referred to as "the Service Provider"

                                                            OF THE FIRST PART,
AND:

SODEXHO ALLIANCE S.A., formerly known as SODEXHO S.A.
A French stock corporation with a capital of 635,841,416 euro, having its registered office at 3, avenue Newton - 78180 MONTIGNY LE BRETONNEUX Identified at the Registry of Commerce and Companies of Versailles under the No. 301 940 219, acting both on its own behalf as well as agent for all of the SODEXHO Group companies represented for purposes of this document by Mr. Pierre BELLON as President of the Board of Directors, the signature of this addendum having been authorized by the Board of Directors on January 11, 2002 hereinafter referred to as "SODEXHO"


                                                           OF THE SECOND PART.

                   THE FOLLOWING IS PRELIMINARILY STATED:

On December 30, 1991, the parties concluded among themselves a services contract (referred to hereafter as the Contract) renewable from one year to the next. The new environment of the SODEXHO Group has made an adaptation of this contract necessary today.

                  THIS STATEMENT HAS BEEN AGREED AS FOLLOWS:
SECTION 1:
Article 1 of the contract is rendered null and void and replaced with the following article:

ARTICLE 1-- APPOINTMENT
-----------------------

The Service Provider agrees and is obligated by the present document to provide SODEXHO, either personally or with the assistance of qualified experts, its assistance and its advice as identified below, in the following areas:

1.1 In the area of strategy:

1.1.1 Assistance and advice related to the determination and implementation of SODEXHO's strategy and the coordination of the general management.

1.1.2 Assistance and advice related to the development and operation of SODEXHO and its subsidiaries.

1.1.3 Assistance and advice in finance in order to ensure the implementation of financial polices at SODEXHO and the management of its investments.

1.1.4 Assistance and advice in the implementation of strategic planning for SODEXHO in order to better define performance indicators.


1.2 In the area of finance and accounting:

1.2.1 Assistance in all financial planning.

1.2.2 Assistance in the preparation of budgets and analysis of variances.

1.2.3 Assistance in the control and execution of budgets.

1.2.4 Assistance in the creation and implementation of cost control systems.

1.2.5 Assistance in tax studies.

1.2.6 Assistance and advice in the deployment of financial information systems.


1.3 In the commercial area:

1.3.1 Assistance in all strategic planning.

1.3.2 Assistance in the development and launching of all new products and services and in particular on the internet network.

1.3.3 Assistance in the preparation of marketing strategies.


1.4 In technical areas:

1.4.1 Assistance and study of new technical developments

1.4.2 Assistance in the maintenance and evaluation of quality control.


1.5 In the human rescources area:

1.5.1 Assistance and recruitment of senior managers to SODEXHO.

1.5.2 Assistance in the research and selection of expert consultants.

1.5.3 Advice in the determination of Sodexho's personnel policies and procedures.

1.5.4 Advice on the development of management competencies.

1.5.5 Advice on the implementation of Sodexho's procedures with respect to ethics and social oversight.

1.6 In legal areas:

1.6.1Follow up on legal and regulatory changes concerning Sodexho's activities, both in France and internationally.

1.6.2Assistance and advice for the treatment of any question or difficulty of a legal nature, specially or generally.

1.6.3The management of industrial property rights (trademarks and patents), literary and artistic.

1.6.4Assistance and advice for the management of all disputes, litigation proceedings, and trials (review and preparation of files, relations with attorneys and external advisors, accompaniment to judicial assessments, efforts toward ultimately friendly or transactional solutions, etc.)

1.6.5Legal assistance for specific transactions as well as for the update, negotiation and conclusion of all contracts of significant importance to SODEXHO.

1.6.6Assistance with all government institutions and authorities, public or private.

1.6.7Advice and assistance with legal services (convocations, minutes, and reports of interest to the Board of Director meetings and the Ordinary or Extraordinary Shareholders' Meetings, the maintenance of books and records, formalities with the court clerks and the Register of Commerce and Trade, publications in legal announcement documents, etc.)


1.7 In the administrative area:

1.7.1 The management of insurance policies and coverage, negotiations with the companies and/or brokers, the follow-up on contracts and addenda, the maintenance of files, the management and payment of claims.

1.7.2 The definition of operational and functional organizations, update and review of procedures, assistance in the optimization of Sodexho's internal communication.

1.7.3 The technical management of property, assistance in the negotiation and follow up of rental agreements, management of relations with landlords and lessors and assistance in all projects for the acquisition or construction of property.


1.8 With respect to the financial markets:

1.8.1 Follow-up on changes in legislation and rules related to the financial markets, both in France and abroad, concerning the activities and operations of SODEXHO.

1.8.2 Assistance in structuring with respect to the financial markets of all specific transactions as well as the refinement of all transactions of ignificance to SODEXHO in this area, both in France and abroad.

1.8.3 Advice and assistance in the management of relations between SODEXHO and governmental and other regulators, public or private, with respect to the financial markets, both in France and abroad.

1.8.4 Assistance and advice in the refinement of all communications, releases, information publications, prospectuses or press relations related to SODEXHO's activities and operations in the financial markets area, both in France and abroad.


SECTION 2:
Article 2 of the contract is deleted.


SECTION 3:
Article 3 of the contract is cancelled and replaced with the following article:

ARTICLE 3, TERMS OF PERFORMANCE:

3.1 Service Provider's obligations:

3.1.1 The Service Provider commits to put into place for the execution of all of the services it is charged with in this contract, all of the required diligence, to execute its services in conformity with the rules in practice, with the objective of preserving the interests of SODEXHO.

3.1.2 However, the Service Provider is only committed by the present agreement to provide the means but not the result.

3.1.3 The Service Provider must subscribe to all necessary insurance policies in order to cover its responsibilities which might result from the execution of this contract.


3.2 Personnel allocated to the execution of this contract

3.2.1 The Service Provider alone will decide on the choice of personnel to be allocated to the services described in this agreement.

3.2.2 The personnel will not be able to receive any directive from SODEXHO and will remain, under any assumption, under the hierarchical responsibility of the Service Provider.

3.2.3 The Service Provider will also be able to call upon any external consultants having a particular skill with respect to the required assistance services.

3.3 SODEXHO's obligations:

3.3.1 SODEXHO commits to provide all of the information necessary for the timely completion in optimal conditions of the assignments given to the Service Provider through this agreement. In the same manner, SODEXHO will provide in a timely manner all of the documents necessary to the satisfactory completion of the contracted services.

3.3.2 In addition, SODEXHO commits to, each time the services requested through this contract make it necessary or useful, allow the Service Provider's personnel free access to its offices and facilities and to put at their disposition all of the means available to facilitate their intervention, these personnel being required to respect all arrangements enacted by SODEXHO with respect to access and movement on the premises, hygiene and security, confidentiality, etc.


3.4 Periodic meetings:

    The parties commit to arrange for one meeting per half-year in order to determine the status of the conditions of execution of the contractual relationship, to possibly decide on new services, in addition or in substitution.


SECTION 4:
Article 4 is cancelled and replaced with the following article:

    ARTICLE 4:  COMPENSATION

    4.1 The nature, diversity and frequency of the services likely to be performed in connection with this agreement do not allow for the individual billing of the services provided by the Service Provider.

    4.2 In return for rendering the services defined above, SODEXHO will pay the Service Provider, for calendar year 2002, compensation of 2,910,000 euro, excluding tax (two million nine hundred ten thousand euro excluding tax), VAT tax in addition. SODEXHO will make it its business the recharging of this compensation to the companies in the SODEXHO GROUP.

        For future years, the parties agree to meet prior to December 31 of each year in order to determine compensation. Newly determined compensation will be addressed in an addendum.

        This compensation is payable on a monthly basis, in arrears, upon presentation by the Service Provider to SODEXHO of an invoice in an amount corresponding to one-twelfth of the annual compensation foreseen above.

        SODEXHO will pay all amounts due to the Service Provider pursuant to this agreement within fifteen (15) days of their invoicing.

        The amount of compensation will be able to be revised during the year in the case of a substantial modification to the services provided by the Service Provider as foreseen in Article 1 of this contract.

        Reasonable expenses and payments incurred by the Service Provider in the execution of its services pursuant to this contract will be the responsibility of SODEXHO for their cost upon presentation of supporting documentation.


SECTION 5:

Article 6.3 is deleted.

Article 7 is completed by the following paragraphs:

        This contract is granted to SODEXHO in consideration of the Service Provider's holding of its share capital at a level of 33%.

        Below this level of its share capital, for whatever reason, this contract can be terminated by either party at any time and at its sole discretion, by registered letter with return receipt, with a notice period of six (6) months.


SECTION 6:

This addendum takes effect January 2, 2002.

All of the terms of the contract in effect at the signing date of this addendum which are not in conflict with this contract remain unchanged.

This contract does not result in a substitution of the December 30, 1991 contract.



                                             Executed in Montigny le Bretonneux
                                             January 16, 2002
                                             In two original copies


(signature)                                  (signature)

Pierre Bellon                                Sophie Clamens
Chairman of the Board of Directors           President of the Directorate
SODEXHO ALLIANCE                             BELLON S.A.

                   ADDENDUM NO. 13 TO THE SERVICES AGREEMENT
                       ENTERED INTO ON DECEMBER 30, 1991
                    BETWEEN BELLON S.A. AND SODEXHO ALLIANCE


In accordance with Article 4, paragraph 4.2 of the services agreement contract of December 30, 1991 and its addendum No. 12 signed on January 16, 2002, the parties have set the annual compensation of BELLON S.A. for the year 2003 at 2,910,000 euros net of tax (TWO MILLION NINE HUNDRED TEN THOUSAND EUROS,NET OF
TAX).



In two original copies,
Montigny le Bretonneux,
January 13, 2003

(signature) (signature)

Pierre Bellon                                      Sophie Clamens
Chairman of the Board of Directors                 President of the Directorate
Chief Executive Officer                            BELLON S.A.
SODEXHO ALLIANCE

                   ADDENDUM NO. 14 TO THE SERVICES AGREEMENT
                       ENTERED INTO ON DECEMBER 30, 1991
                    BETWEEN BELLON S.A. AND SODEXHO ALLIANCE


In accordance with Article 3, "Terms of Performance," and Article 4, "Compensation," of Addendum No. 12 to the services agreement of December 30, 1991, the parties, after having met to discuss the services performed on behalf of the Sodexho Group since January 16, 2003 by BELLON S.A., have set the compensation for these services at 1,458,000 euros, excluding taxes (ONE MILLION FOUR HUNDRED FIFTY EIGHT THOUSAND EURO excluding taxes) for the period from January 1, 2003 to August 31, 2003.

This addendum cancels and replaces Addendum No. 13 of January 13, 2003.


In two original copies,
Montigny le Bretonneux,
August 28, 2003


(signature)                                        (signature)



Pierre Bellon                                      Sophie Clamens
Chairman of the Board of Directors                 President of the Directorate
Chief Executive Officer                            BELLON S.A.
SODEXHO ALLIANCE

Exhibit 12.1   Certification pursuant to Section 302 of the Sarbanes-Oxley Act


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


   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and


   d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.


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


Date: December 18, 2003



                                           By: /s/ Pierre Bellon
                                               __________________________
                                           Name:  Pierre Bellon
                                           Title: Chairman and Chief Executive
                                                  Officer

Exhibit 12.2  Certification pursuant to Section 302 of the Sarbanes-Oxley Act


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


   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and


   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and


   d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.


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


Date: December 18, 2003



                                          By: /s/ Sian Herbert-Jones
                                              __________________________
                                          Name:  Sian Herbert-Jones
                                          Title: Chief Financial Officer

Exhibit 13   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act

     Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (1) and (b) of Section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Sodexho Alliance, SA (the "registrant"), does hereby certify to the best of his and her knowledge that:

     The Annual Report on Form 20-F for the year ended August 31, 2003 (the "Form 20-F") of the registrant fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the registrant.


Date:   December 18, 2003



                                          By: /s/ Pierre Bellon
                                             ____________________________
                                          Name:  Pierre Bellon
                                          Title: Chairman and Chief Executive
                                                 Officer

                                          By: /s/ Sian Herbert-Jones
                                             ____________________________
                                          Name:  Sian Herbert-Jones
                                          Title:  Chief Financial Officer


A signed original of this written statement required by Section 906 has been provided to Sodexho Alliance SA and will be retained by Sodexho Alliance SA and furnished to the Securities and Exchange Commission or its staff upon request.