Form 20-F
period 2004-08-31
SODEXHO ALLIANCE SA
filed 2004-11-26
CIK 1169715

As filed with the Securities and Exchange Commission on November 26, 2004

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------

                                   FORM 20-F
(Mark One)

  [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended August 31, 2004

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from ________________ to ________________

Commission file number:  ________________

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

    Title of each class               Name of each exchange on which registered

American Depositary Shares,
Representing Common Shares                    New York Stock Exchange
Common Shares,
par value (euro)4 per share                   New York Stock Exchange*

------------------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.


Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     [None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                     [None]

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     The number of outstanding shares of each class of stock of Sodexho Alliance, SA at August 31, 2004 was:

                                                           Number of Shares
                     Title of Class                          Outstanding

       Common Shares, par value (euro)4 per share..........  159,026,413

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         [X] Yes             [ ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                     [X] Item 17             [ ] Item 18

===============================================================================

                                                         16 Novembre 2004 - 16h

                               TABLE OF CONTENTS

                                --------------
                                                                           Page
                                                                           ----


Forward-Looking Statements...................................................ii
PART I........................................................................1
ITEM 1.     Identity of Directors, Senior Management and Advisors.............1
ITEM 2.     Offer Statistics and Expected Timetable...........................1
ITEM 3.     Key Information...................................................1
ITEM 4.     Information on the Company........................................7
ITEM 5.     Operating and Financial Review and Prospects.....................20
ITEM 6.     Directors, Senior Management and Employees.......................40
ITEM 7.     Major Shareholders and Related Party Transactions................52
ITEM 8.     Financial Information............................................55
ITEM 9.     The Offer and Listing............................................56
ITEM 10.    Additional Information...........................................57
ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk.......73
ITEM 12.    Description of Securities Other Than Equity Securities...........74
PART II......................................................................74
ITEM 13.    Defaults, Dividend Arrearages and Delinquencies..................74
ITEM 14.    Material Modifications to the Rights of Security Holders and
            Use of Proceeds..................................................74
ITEM 15.    Controls and Procedures..........................................74
ITEM 16A.   Audit Committee Financial Expert.................................74
ITEM 16B.   Code of Ethics...................................................75
ITEM 16C.   Principal Auditor Fees and Services..............................75
ITEM 16D.   Comparison of French and US Corporate Governance Practices.......75
PART III.....................................................................75
ITEM 17.    Financial Statements.............................................75
ITEM 18.    Financial Statements.............................................75
ITEM 19.    Exhibits.........................................................76

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

Exchange Rates

     The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for the euro into U.S. dollars based on the 2 p.m. ECB time rates quoted by the European Central Bank. Unless otherwise indicated herein, exchange rates have been translated throughout this Annual Report on Form 20-F at the end-of-period rate corresponding to the period for which the translation has been made.

                                  At end of period(1)    Average rate(2)     High      Low
                                  -------------------    ---------------    ------    ------
Euro per U.S. dollar:
2000............................          1.1228               1.0263       1.1268    0.9201
2001............................          1.0919               1.1316       1.2118    1.0477
2002............................          1.0170               1.0978       1.1658    0.9856
2003............................          0.9152               0.9357       1.0364    0.8403
2004............................          0.8257               0.8296       0.9274    0.7777

------------------
(1)  All periods end August 31 of the stated year.

(2) The average of the rates on the last day of each month during the relevant period.

Month ended                                                                  High      Low
--------------------------------------------------------------------------  ------    ------
Euro per U.S. dollar:
May 31, 2004..............................................................  0.8473    0.8166
June 30, 2004.............................................................  0.8333    0.8118
July 31, 2004.............................................................  0.8315    0.8057
August 31, 2004...........................................................  0.8345    0.8091
September 30, 2004........................................................  0.8306    0.8059
October 31, 2004..........................................................  0.8152    0.7817

     On November 23, 2004, the 2 p.m. ECB time rate quoted by the European Central Bank was (euro)0.7640 = U.S. $1.0000, or U.S. $1.3089 = (euro)1.0000.
This rate may differ from certain of the actual rates used in the preparation of our consolidated financial statements, which are prepared in euro, and therefore dollar amounts appearing herein may differ slightly from the actual dollar amounts which were translated into euro in the preparation of such consolidated financial statements in accordance with accounting principles generally accepted in France.

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

  We depend on the retention and renewal of our existing client contracts and our ability to attract new customers

     Our success depends on our ability to retain and renew existing client contracts and to obtain and successfully negotiate new client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. Additionally, our growth in the Service Vouchers and Cards business depends upon our geographic expansion, new product development, superior branding and affiliate networks. We cannot assure you that we will be able to renew existing client contracts or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us as a result of merger or acquisition. We also cannot be certain that we will obtain new contracts in any of our market segments, or that any new contracts will be profitable. If we cannot continue to grow our operations through the renewal of existing contracts or the negotiation of new contracts, our business, financial condition, results of operations and cash flows will be materially and adversely affected.

  We may be adversely affected if customers reduce their outsourcing or use of preferred vendors

     Our business and growth strategies depend in large part on the continuation of a trend in business, education, healthcare and government markets toward outsourcing services. The decision to outsource depends upon customer perceptions that outsourcing may provide higher quality services at a lower overall cost and permit customers to focus on core business activities. We cannot be certain that this trend will continue or not be reversed or that customers that have outsourced functions will not decide to perform these functions themselves. In addition, labor unions representing employees of some of our current and prospective customers have occasionally opposed the outsourcing trend and sought to direct to union employees the performance of the types of services we offer. Management has also identified a trend among some of our customers toward the retention of a limited number of preferred vendors to provide all or a large part of their required services. We cannot be certain that this trend will continue or not be reversed or, if it does continue, that we will be selected and retained as a preferred vendor to provide these services. Adverse developments with respect to either of these trends would have a material adverse effect on our business, results of operations, cash flows and financial condition.

  Our business may suffer if we are unable to hire, train and retain sufficient qualified personnel or if labor costs continue to increase

     Certain trends in the global labor market, or in certain specific areas, could adversely impact our business. The global economy has experienced reduced levels of unemployment in recent years, which have created a shortage of qualified workers at all levels. Given that our workforce requires large numbers of entry level, skilled and hourly workers, especially in the delivery of services other than food services to our clients, low levels of unemployment could compromise our ability in certain businesses to provide quality service or compete for new business. A failure to hire, train and retain qualified management personnel, particularly at the entry management level could also jeopardize our continued success. Furthermore, increases in wages or employee benefits whether regulatory or otherwise, could have an impact on profitability. Moreover, labor laws in certain countries require us to retain employees of businesses we acquire, which in turn may cause us to incur additional training costs and increase headcount beyond optimal levels. Adverse developments regarding the foregoing trends, individually or in the aggregate, could have a material adverse effect on our results of operations.

  We may be adversely affected if claims by employees in connection with their employment are resolved against us.

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

     Our profitability could be adversely affected if we were faced with other indirect cost increases, to the extent we were unable to recover such increased indirect costs through increases in our prices for our products and services. For example, in recent years there has been, in general, a rise in insurance and related premiums. To the extent that food or other operating costs increase, and to the extent we are unable to pass these costs on to our clients for competitive or economic reasons, our profit margins will decrease.

  The pricing terms of our services contracts may constrain our ability to recover costs and to make a profit on our contracts

     Fixed price contracts with our customers could expose us to losses if our estimates of project costs are too low. A substantial portion of our services contracts is fixed price contracts. The terms of these contracts require us to guarantee the price of the services we provide and assume the risk that our costs to perform the services and provide the materials will be greater than anticipated. Our profitability on these contracts is therefore dependent on our ability to accurately predict the costs associated with our services. These costs may be affected by a variety of factors, some of which may be beyond our control. If we are unable to accurately predict the costs of fixed price contracts, certain projects could have lower margins than anticipated, which could have a material adverse effect on our business.

  Competition in our industry could adversely affect our results of operations

     There is significant competition in the food and support services business from local, regional, national and international companies of varying sizes, a number of which have substantial financial resources. Our ability to successfully compete depends on our ability to satisfy our clients by providing quality services at a reasonable price. Certain of our competitors may be willing to underbid us, accept a lower profit margin or expend more capital in order to obtain or retain business. Existing or potential clients may also elect to self-operate their food service, or to utilize other purchasing arrangements, thereby reducing or eliminating the opportunity for us to serve them or compete for the account.

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

  Unfavorable economic conditions could adversely affect our results of operations and financial condition

     Economic conditions in the United States and worldwide have resulted in lower demand for our services from non-government sector business clients, particularly private corporate clients in our Food and Management Services business, with a negative impact on our revenues. Economic conditions may also exert budgetary pressures on public sector clients. Further economic downturns may reduce demand for our services as well as decrease occupancy rates in certain segments of the facilities that we manage. These factors may cause us to lose business, lose economies of scale, or contract for business on less favorable terms than our current prevailing terms. Additionally, our Remote Sites activity is heavily dependent on the oil industry, and therefore can be cyclical and dependent upon oil prices.

  Our semi-annual results may vary significantly as a result of factors beyond our control

     Our semi-annual results of operations may fluctuate significantly as a result of a number of factors over which we have no control, including our customers' budgetary constraints, school vacations, the timing and duration of our customers' planned maintenance activities and shutdowns, changes in our competitors' pricing policies and general economic conditions. Furthermore, some operating and fixed costs, which remain relatively constant throughout the fiscal year, may lead to fluctuations in semi-annual results when offset by differing levels of revenues. For these reasons, a half-year to half-year comparison is not a good indication of our current performance or how we will perform in the future.

  We are subject to governmental regulation

     Due to the nature of our industry and our listings on the French and the New York stock exchanges, our operations are subject to a variety of international, federal, state, county and municipal laws, regulations and licensing requirements, including regulations governing such areas as labor, employment, immigration, health and safety, consumer protection and the environment. The cost of compliance with these various regulatory regimes has a significant impact on our results of operations, and violations of certain regulations could result in the loss of a client contract or fines. There can be no assurance that additional regulation in any of the jurisdictions in which we operate would not limit our activities in the future or significantly increase the cost of regulatory compliance.

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

  Claims of illness or injury associated with the service of food and beverages to the public could adversely affect us

     Claims of illness or injury relating to food quality or food handling are common in the food service industry, and a number of these claims may exist at any given time. As a result, we could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities that we serve. In addition to decreasing our revenues and profitability at our facilities, adverse publicity could negatively impact our service reputation, hindering our ability to renew contracts on favorable terms or to obtain new business.

  Our international business results are influenced by currency fluctuations and other factors that may be different from factors affecting the United
     States market

     A significant portion of our revenues is derived from international markets. During fiscal 2004, approximately 70% and 66% of our revenues and EBITA, respectively, were generated outside the euro zone. The operating results of our international subsidiaries are translated into euro and such results are affected by movements in foreign currencies relative to the euro, especially movements in the value of the U.S. dollar.

     Our business is also subject to risks whose effects may be more pronounced in our international operations, including national and local regulatory requirements; potential difficulties in staffing and labor disputes; failures to obtain and manage support and distribution for local operations; significant natural disasters such as electrical black-outs, floods or droughts; fluctuations in local interest rates; inflation; credit risk or poor financial condition of local customers; the potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and geo-political or social conditions in certain sectors of our international markets. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition, results of operations or cash flows.

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

  We currently have significant indebtedness and may incur additional indebtedness in the future

     At August 31, 2004, our percentage of total debt to total capitalization was approximately 49%. Our total capitalization is the sum of our shareholders' equity, minority interests and borrowings. Some lenders may consider this ratio negatively in their credit decisions. Also, financial and other covenants in our lending agreements may occasionally restrict our ability to operate our business in certain ways. Specifically, our agreements limit our ability to dispose of our assets, our subsidiaries' abilities to guarantee and borrow money, our ability to incur certain types of debt, our ability to merge or consolidate with other companies (subject to certain exceptions) and our ability to alter the fundamental nature of our business (subject to certain exceptions). In addition, we are obligated under these agreements to maintain certain ratios of net debt to EBITDA and interest to EBITA, which may also impair our ability to enter into certain types of transactions.

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

  You may not be able to exercise preemptive rights for shares underlying your ADSs

     Under French law, shareholders have preemptive rights ("droits preferentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities in Paris. United States holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the United States Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. At the time of any rights offering, we intend to evaluate the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADS, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

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

     ADS holders may not receive copies of all reports from the depositary or us; these holders may have to go to the depositary's offices to inspect any reports issued.

  You may not be able to effect claims or enforce judgments brought against us for alleged violations of the U.S. securities laws

     We are a societe anonyme organized under the laws of France. A majority of our directors and officers are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers are and we expect will continue to be located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or most of these persons or to enforce judgments against us or them in United States courts. Furthermore, there is doubt as to the enforceability in France, in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. French courts may not have the requisite jurisdiction to grant the remedies sought in an original action brought in France based solely upon the U.S. federal securities laws.

     In order to effectively enforce judgments of U.S. courts rendered against our French officers and directors in France, these persons would have to waive their rights under Article 15 of the French Civil Code, which provides that citizens of France may be sued only in France unless they otherwise consent. We believe that none of these persons has waived this right with respect to actions predicated solely upon U.S. federal securities laws. Furthermore, actions in the United States could be adversely affected under certain circumstances by the French law of July 26, 1968, as modified by a law of July 16, 1980, which may preclude or restrict the gathering of evidence in France or from French persons in connection with such actions.

ITEM 4.  Information on the Company

A.   History and Development of the Company

     We are a leading global provider of services in two primary business areas:
Food and Management Services and Service Vouchers and Cards. The Food and Management Services business is segmented into four geographic regions.

     In the Food and Management Services business, which accounted for approximately 98% of our total revenues in fiscal 2004, we are a leading global provider of outsourced food and multiservices to businesses, public agencies and institutions, long-term and short-term healthcare facilities, universities and primary and secondary schools. Within our Food and Management Services business, we also provide many of the foregoing services to temporary and remote sites of our clients' operations, specifically those affiliated with oil and gas recovery, major construction projects and mining. Our river and harbor cruises activity operates in various markets and provides tourist excursions and upscale dinner cruises for individuals and corporate consumers alike. In the fiscal year ended August 31, 2004, we had revenues of approximately
(euro)11.2 billion from our Food and Management Services business, operating through approximately 24,900 individual outlets in more than 76 countries. Food services include food and beverage procurement and preparation, as well as the operation and maintenance of food service and catering facilities, generally on a client's premises. Multiservices include physical plant operations and maintenance, energy management, groundskeeping, housekeeping, custodial and janitorial, on-site laundry and an evolving suite of other services for which our clients have identified a need. Our Service Vouchers and Cards business, which had revenues of (euro)249 million in fiscal 2004, primarily issues and manages the provision of paper and debit-card vouchers to our clients' employees for food, products and services and the provision of various welfare benefits from government clients to their constituents.

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

     Since 1995, we have rapidly expanded our worldwide presence through organic growth and acquisitions. Our acquisition of Gardner Merchant in 1995 made us the world's largest contract food services company, based on annual revenues, gave us a significant presence in the United Kingdom and the Netherlands and strengthened our operations in North America. In January 1996, we acquired a minority interest in Partena (now known as Sodexho Scandinavia), strengthening our position in the Nordic countries. Currently, we hold 100% of the outstanding capital stock.

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

     In June 2001, we completed a transaction by which we acquired the remaining interest in Sodexho Marriott Services, Inc. ("SMS", now known as Sodexho, Inc.) for approximately (euro)1.3 billion. In the fourth quarter of fiscal 2001, we acquired 100% of the capital stock of the Wood Company ("Wood Dining Services"), a company doing business as Wood Dining Services, and 60% of the capital stock of Sogeres. We exercised our option to purchase the additional 40% of the capital stock of Sogeres in November 2001. The total cost for all of the capital stock of both companies was (euro)521 million, a portion of which was paid in the fourth quarter of fiscal 2001 and the balance of which was paid at the time the remaining shares of Sogeres were acquired in the first quarter of fiscal 2002. Prior to the acquisition, Sogeres had been our fourth-largest competitor, based on revenues, in the French outsourced catering market, operating primarily in Paris, the French Riviera and the Rhone-Alpes region. The acquisition of Wood Dining Services brought a significant regional food service provider into our network, adding over 500 clients and the management of over 10,000 employees across 21 states in the United States.

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

Acquisition and Capital Expenditures

     The following table sets forth our acquisition and capital expenditures for fiscal 2002, 2003 and 2004.

                                                    Fiscal year ended August 31,
                                                      2004     2003     2002
                                                             (millions of euro)
Property, plant and equipment and intangibles.......   176      239      297
Acquisitions........................................    79       37      107
                                                       ---      ---      ---
Total...............................................   255      276      404
                                                       ===      ===      ===

     We estimate that our consolidated capital expenditures for fiscal 2005 will be approximately 2% of our revenues. This estimate is set yearly and is based on commercial, technical and economic factors such as client demand and the availability of equipment and building space. Capital expenditure estimates remain subject to the finalization of services and other client contractual terms relating to these expenditures.

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

  Acquisitions and Divestitures

     Our material acquisition expenditures and divestitures since August 31, 2001 are highlighted below.

     In March 2004, the Group, through its subsidiary Sodexho Pass do Brazil sold a subsidiary, Medcheque. The company was created in 1997 and its core business was the sale of medical-cards in Brazil. A loss on the disposal of
(euro)6 million, ((euro)3.7 million net of tax) was recorded as an exceptional expense in fiscal 2004.

     During fiscal 2004 we acquired several subsidiaries, including the remaining minority interests in Astilbe and Luncheon Tickets, for a total expenditure of (euro)82 million.

     In May 2004, the Group arranged a revolving credit facility of (euro)360 million in order to meet its cash commitments including the repayment of the
(euro)305 million bond issue in June 2004. As of August 31, 2004, (euro)100 million and $100 million were drawn (totaling (euro)183 million). This credit facility expires in April 2005, but the Group may extend its term for an additional year, to April 2006, at its option. The banks may extend the term to April 2007.

     In May 2002, we divested our entire interest in Lockhart Catering Equipment Ltd for (euro)61 million in cash. Based in the United Kingdom, this subsidiary was primarily engaged in the distribution of catering equipment, a non-core activity for the Group.

     In November 2001, we acquired 100% of the capital stock of Minesite Catering Pty Ltd in Australia for (euro)10 million in cash.

     Ongoing capital expenditures for property, plant and equipment are expected to be funded from operating cash flows. Acquisition expenditures may be financed through a combination of subsidiary operating cash flows, investment cash flows, borrowings from financial institutions and other sources, including debt and equity issuances.

     Since 1996, we have made three bond issuances, two equity offerings and two syndicated bank borrowings to aid in financing our acquisition expenditures. In 1996, we issued 400,000 bonds for a total of (euro)305 million, each of which bore an annual interest rate of 6%. These bonds were redeemed in 2004. Each of these bonds carried a warrant entitling the bearer to purchase 16.66 of our shares on or before June 7, 2004 for (euro)411.61. In 2004, 291 warrants were exercised, and 4,848 shares were issued. In 1997, we raised (euro)306 million by issuing 835,770 new shares for cash. In March 1998, Sodexho, Inc. (formerly SMS) raised U.S. $1.3 billion of which (euro)580 million was guaranteed by us. Outstanding balances on these facilities were refinanced in the third quarter of fiscal 2001 (see further discussion below). In 1999, we issued a total of (euro)300 million in bonds which bear an annual interest rate of 4.625% and mature in 2009. In July 2001, we raised additional capital of (euro)1.0 billion by issuing 22,498,729 new shares for cash.

     In the fourth quarter of 2001, in connection with the acquisitions of Sodexho, Inc., Sogeres and Wood Dining Services and to refinance Sodexho, Inc.'s existing debt, we entered into a credit agreement for total amounts of
(euro)1.9 billion and U.S. $1.1 billion, divided among four facilities. The first and second facilities, in the amount of (euro)1.9 billion, financed the acquisitions. On July 5, 2001, (euro)0.9 billion of these facilities were repaid out of the proceeds of our July 2001 share issuance. The balance was repaid with the proceeds of the debt securities issued in March 2002, as described below. The third and fourth facilities, in the amount of U.S. $1.1 billion, were used to refinance Sodexho, Inc.'s existing debt and are repayable in quarterly installments with a final maturity date of April 5, 2006. Our interest margin for these facilities is 0.55% over LIBOR or EURIBOR, as appropriate, adjusted over time to reflect fluctuations in our credit rating (these margins may range from 0.45% to 1.50%). The facilities are subject to customary terms, financial covenants and events of default. The Group has entered into various agreements to convert variable interest rates to fixed rates.

     In addition, on March 6, 2002, we finalized the terms of an issuance of
(euro)1 billion of debt securities in the European markets, which closed on March 25, 2002. We used the net proceeds from the sale of these debt securities, approximately (euro)1 billion, to refinance the credit facility referred to above. The debt is issued in 5.875% notes due March 25, 2009.

B.   Business Overview

General

     Our operations can be divided into two broad businesses: Food and Management Services and Service Vouchers and Cards. Food and Management Services is our most significant business and accounted for 98% of our revenues for the fiscal year ended August 31, 2004. Approximately 45% of our revenues in this business were generated from our North American subsidiaries. The Service Vouchers and Cards business accounted for 2% of our revenues in fiscal 2004. Within the Food and Management Services business, we separate our operations into four geographic regions: North America, Continental Europe, the United Kingdom and Ireland, and the rest of the world.

     The tables set forth below summarize certain financial information for these activities for the fiscal years ended August 31, 2004, 2003 and 2002.

                                                                 2004          2003        2002(2)
--------------------------------------------------------------------------------------------------
Revenues by Activity                                                 (in millions of euro)
Food and Management Services
     North America.........................................      5,031        5,427        6,039
     Continental Europe....................................      3,760        3,585        3,491
     United Kingdom and Ireland............................      1,351        1,453        1,681
     Rest of the World.....................................      1,103          974        1,119
                                                              --------     --------     --------
         Total.............................................     11,245       11,439       12,330

Service Vouchers and Cards
     Continental Europe....................................        129          128          124
     United Kingdom and Ireland............................          6           12           10
     Rest of the World.....................................        114          108          145
                                                              --------     --------     --------
     Total Services Vouchers and Cards.....................        249          248          279
                                                              --------     --------     --------
         Total revenues....................................     11,494       11,687       12,609
                                                              ========     ========     ========

EBITA by Activity(1)

Food and Management Services
     North America.........................................        239          268          293

                                                                 2004          2003        2002(2)
--------------------------------------------------------------------------------------------------
                                                                      (in millions of euro)
     Continental Europe....................................        171          167          150
     United Kingdom and Ireland............................         28           21            9
     Rest of the World.....................................         37           18           31
                                                              --------     --------     --------
         Total.............................................        475          474          483

Service Vouchers and Cards.................................         68           68           77

                                                              --------     --------     --------
EBITA, excluding corporate expenses........................        543          542          560
Corporate expenses.........................................        (28)         (28)         (35)
                                                              --------     --------     --------
         Total.............................................        515          514          525
                                                              ========     ========     ========

------------------
(1) EBITA represents net income before interest expense, exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests and represents an internal measure used to assess performance.

(2) Certain amounts for the year ended August 31, 2002 differ from the corresponding amounts for the same periods reported in the Company's Document de Reference filed with the Commission des Operations en Bourse (now known as the Autorite des Marches Financiers). See note 1 to the Consolidated Financial Statements for further information.

Strategy

     Since our founding in 1966, our ambition has been to satisfy the expectations of clients, employees and shareholders alike. Accordingly, we have focused on a growth strategy to meet and match each of these expectations. Further, our vision is to improve the quality of daily life. In pursuing this vision, we have focused on the following key priorities:

     Accelerate organic growth. Organic growth represents our preferred and most profitable growth alternative as the outsourced food and management services market in which we operate continues to expand. This expansion stems from the worldwide trend towards outsourcing of non-core functions, including food and management services, as enterprises increasingly make strategic decisions to focus on their core businesses and seek cost efficiencies. We seek to be in close proximity to our clients, thereby allowing us to anticipate and satisfy their needs promptly with service solutions tailored to their specific situation.

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

          o reinforcing our client relationships through client retention, and

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

     By leveraging our size across many markets we also

          o increase the exchange and transfer within our organization of "best practices" pertaining to service offerings, client retention, sales and technology processes, as well as leverage experience gained across the various client segments and markets throughout our operations,

          o leverage our experience and brand through cross-segment teamwork between our Food and Management Services and our Service Vouchers and Cards businesses,

          o are able to better coordinate labor scheduling practices and share training costs across markets, and

          o streamline the use of ingredients we use and coordinate menu planning across closely-situated sites.

     Improve our human resource planning. We are strongly committed to the development and promotion of our staff and invest in our human capital. The human resources department has prepared plans and programs to detect, prepare, train and globalize tomorrow's executive teams. It is supported in this role by the Sodexho Management Institute, our internal management training program.

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

     Reinforce control. At the beginning of fiscal 2004, a groupwide initiative known internally as the CLEAR Project (Controls for Legal Requirements and to Enhance Accountability and Reporting) was undertaken, in order to ensure that the Group's internal controls are documented and effective. The CLEAR Project is sponsored by the Chairman and CEO and the CFO of Sodexho Alliance, and has the support of the Board of Directors, the Executive Committee and the Operational Committee of the Group, all of whom are regularly updated on the project's progress. In addition, the project is coordinated with the Group's external auditors to ensure the propriety of the methodology adopted by the project teams as well as compliance with the auditor's reporting requirements. Further information on the Group's internal controls can be found in the Chairman's Report included in the Document de Reference filed with the AMF on November 25, 2004, which is available on the Group's website, www.Sodexho.com. In addition to the CLEAR Project, Group management continues to reinforce our internal controls, including increasing the intensity and frequency of internal audits and by reporting on controls and risk management to the Audit Committee of our Board of Directors. We recently reinforced our central audit function by hiring a Group Internal Audit Director who reports to our Chairman and Chief Executive Officer. Our internal procedures, delegation and contract review policies are regularly reviewed and updated. A summary of risks and financial commitments is presented regularly to the Audit Committee by Group management.

     In October 2002, a disclosure committee was formed to evaluate our disclosure controls and to review annual and semi-annual reports, financial press releases, our Annual Report on Form 20-F, and other information presented to shareholders. As a consequence, existing disclosure procedures and controls are evaluated and updated regularly as appropriate.

     Encourage transparency and communication. We are developing a global intranet aimed at facilitating the exchange of best practices, ideas and procedures throughout our entire network. We have made, and will continue to make, significant investments in our information technology systems because we believe that menu planning and the accurate measurement and reporting of client and consumer activity, as well as inventory, labor and performance reporting, are central to our continued success. Through our technology infrastructure, we intend to continue to provide our unit managers with tools that help them manage operations efficiently, thereby enhancing the value for our clients of the services we provide.

Food and Management Services

  Overview

     We are a global food and management services contractor. In the fiscal year ended August 31, 2004, our revenues in this activity were approximately
(euro)11.2 billion. In fiscal 2004, we operated through approximately 24,900 individual outlets in more than 76 countries. None of our clients is responsible for more than 2% of our total revenues.

     To serve our clients and increase revenues, we pursue a market segmentation strategy based on client needs. The industry markets in which we operate are Business and Industry (which includes both corporate clients and government entities), Healthcare, Education and Remote Sites. Within each of these industry markets, we have identified sub-segments which permit us to target and address client requirements promptly and efficiently.

     Business and Industry. The Business and Industry market accounted for
(euro)5.1 billion of our Food and Management Services business revenues in fiscal 2004, delivered at over 13,500 sites, representing 45% of our total Food and Management Services business revenues. Traditionally, this market has been comprised of corporate customers, whom we provide with food services as well as vending, reception, mailroom, cleaning and facilities maintenance. Over the last 35 years, we have expanded the range and depth of our services and clients to include the following:

     o providing food and management services to government agencies and other public clients, such as the defense sectors including those in the United States, the United Kingdom and Australia;

     o providing food service at prestige occasions, which include some of the world's most prominent tourist, sports and recreational events like the Royal Ascot horse races, the Paris-Bercy and Roland-Garros Tennis Tournaments and the 2003 Rugby World Cup in Sydney, Australia;

     o providing a full range of executive dining services and the management of conference centers and private clubs for our corporate clients; and

     o providing food service and custodial services, maintenance, transportation, professional training, and rehabilitation services to correctional facilities in many locations outside of North America.

In our River and Harbor Cruises activity, we have selectively built an international presence as a premier boat operator in France, the United States and the United Kingdom, rendering us the largest operator of river and harbor cruises in the world, based on annual revenues. This activity is more capital intensive than the remainder of our businesses.

     Healthcare. For fiscal 2004, revenues in the Healthcare market totaled
(euro)2.7 billion at 5,100 sites, representing 24% of our total Food and Management Services business revenues. In this market, we provide catering services, vending, meal delivery, patient transport, room upkeep, cleaning, groundskeeping, laundry and maintenance services, to hospitals, clinics, nursing homes, retirement and care centers around the world. In order to better address our clients' needs, we have sub-segmented the Healthcare market into long-term care facilities, primarily for seniors, and acute care facilities, providing services primarily to hospitals and outpatient clinics. Historically, a larger proportion of our business has come from the acute care facilities, but restructuring in the healthcare industry in recent years has resulted in fewer hospitals as well as in shorter patient stays, leading the short-stay market to expand by only two to three percent each year. By contrast, shifting trends in caring for the elderly have led the long-stay market to expand by approximately 4% each year. The Healthcare market has traditionally been more insulated from economic downturns than the Business and Industry market, lending stability to our revenue base.

     Education. In fiscal 2004, revenues in the Education market totaled
(euro)2.8 billion at over 4,900 sites, representing 25% of our total Food and Management Services business revenues. This portion of our business provides food and management services to educational institutions ranging from nursery schools to universities. Clients choose us to design, manage and equip their food service facilities and to provide a wide range of incidental services. Besides food, we offer vending, laundry, maintenance, groundskeeping, environmental services, day care, mealtime supervision and hospitality services. Like the Healthcare market, the Education market is relatively unresponsive to changing economic conditions and thus contributes to reducing volatility in our revenues.

     Remote Sites. As of the end of fiscal 2004, we operated this activity on about 1,300 sites around the world and generated revenues of (euro)0.6 billion. Our primary clients in this activity are oil and gas, construction and mining businesses, to which we offer a wide range of food, hotel, cleaning, technical maintenance, security, groundskeeping, medical surveillance and leisure services, as well as the management of on-site clubs and retail outlets. Clients in the oil and gas industry currently represent approximately two-thirds of our business in this activity. This business tends to be cyclical, depending upon the price of oil and gas, which drives exploration efforts, and the extent of economic growth, which drives the construction market. We estimate the worldwide remote services market, which spans five continents, to be approximately (euro)10 billion per year, and our only global competitor currently is Compass. We believe that new opportunities will develop for service providers as prices for raw materials stabilize and the depletion of natural reserves in some countries leads to prospecting in new onshore and offshore areas.

  Services Mix

     Most of our revenues are generated from food services, but our revenues in the Food and Management Services business increasingly arise from providing ancillary support services to our clients, which, together with food service, we refer to as "multiservices." The multiservices market is underpenetrated; we estimate the not-yet-outsourced portion to be (euro)380 billion annually worldwide. We expect that the proportion of non-food services we provide will increase relative to our food services in the future.

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

     Our ability to attract and retain clients depends not only on the cost, quality and efficiency of our service but also on our ability to gauge and address the preferences of the consumers for the food we serve. Consequently, we see the design, tailoring and innovation of our menu options including the branding of innovative concepts as a key aspect of the services we provide. In the Education market, we have profiled and analyzed different age groups through parent and child interviews, independent market studies and other methods in order to develop optimal food service packages for students. In the Healthcare market, in connection with the long-term healthcare business, we have designed a broader range of purpose-designed services to meet the needs of an ever-growing number of seniors based on an international profile of seniors and their lifestyles we developed, the first of its kind in our industry. In the Business and Industry market, we have adapted the practices of food stations and theme menus to the particular needs of our clients and their employees using our customer profiling system, Conviv'styles(R), now known as Personix.

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

  The Market for Outsourced Food and Management Services

     We estimate that approximately one-half of food management services worldwide currently remain self-operated, and an even greater proportion of other ancillary services is not outsourced. We believe that over the past ten years, the portion of outsourced Food and Management services has increased steadily and we further believe that this trend will be reinforced by the growing advantages of outsourcing peripheral activities in favor of large, experienced contractors capable of providing higher quality services at a lower cost. Specifically, outsourcing support functions allows potential clients to:

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

     Healthcare represents the largest potential market for food and management services with outsourcing rates still comparatively low. We estimate that more than half of this market is in short-stay care centers (public and private hospitals) and the remainder in long-term care facilities for the elderly and dependent. On average, we estimate that about one quarter of this market is currently outsourced, with short-stay facilities generally more likely to outsource than long-stay facilities by a ratio of almost two-to-one. A multiservice approach is especially important in the Healthcare market, where pressure on cost structures combined with greater life expectancy and increasingly sophisticated medical technologies has led clients to seek to reduce the cost of services that are not an integral part of their business.

     We estimate that the Education market is about one-third outsourced, with about half of private sector institutions and about one-third of public institutions outsourcing food service. Much of the opportunity for outsourcing in the Education market is concentrated in ten countries. The campus dining marketplace, principally colleges and universities, continues to shift from residential board plans to more retail-oriented operations driven by the growing proportion of non-resident day and evening students on campuses, the changing taste and service preferences of young consumers, and colleges' and universities' desire to provide their students with greater flexibility. Traditional cafeterias are being replaced by food courts and similar retail operations providing greater variety of food selection. We believe that these trends, coupled with cost pressures, lead public and private institutions to consider outsourcing. Over the past three years, outsourcing in the Education market has increased steadily. There are significant growth opportunities also in the Business and Industry market, especially in public sectors such as defense in developed countries and across all sectors in emerging markets. The market for multi-service national providers (food and facilities) is growing as large corporations are moving toward outsourcing all of their non-core services on a multisite and multiservice basis. We estimate that only about half of such services are outsourced on average, but substantial differences exist from one country to another.

     We estimate the outsourcing potential for multiservices as a whole to be two and one-half times greater than that for food services alone. We believe this potential reflects not only low independent contractor penetration but also an increasing trend of clients seeking a single-source solution for their facilities and on-site needs.

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

     Within the outsourced portion of the global market there is a high level of fragmentation. Only the top two companies, we and Compass (headquartered in the United Kingdom), can be considered truly global enterprises. The next two largest contract caterers, Aramark (headquartered in the United States) and Elior (headquartered in France), are pursuing expansion outside of their home countries through acquisitions, but they still remain largely focused on their domestic or continental markets, with less than 45% of their revenues coming from overseas operations.

     The following table shows the ranking of the three leading contract caterers, in terms of revenues, in different market segments, as of August 2004.

                          Business &
                           Industry      Education    Healthcare
                          ----------     ---------    ----------
No. 1..................     Compass       Sodexho       Sodexho
No. 2..................     Sodexho       Aramark       Compass
No. 3..................     Aramark       Compass       Aramark

------------------
     Source: Broker reports, GIRA

     On a national scale, competition levels vary significantly, though concentration is generally higher than on the global stage. High concentration levels are found in some countries such as France and the Netherlands, where we, together with two other companies have over 70% of the outsourced food service market. By contrast, more fragmented environments tend to exist in some of the other countries in which we operate.

     While the markets in which we operate continue to be highly fragmented, in recent years the contract food service industry has experienced consolidation and multinational expansion. Drivers for consolidation come from both the client and supplier side. A larger entity with international coverage is able to tender for the larger contracts and can negotiate better terms from its suppliers. In addition, larger companies can obtain economies of scale and implement best practices across sites. As a result of these benefits of scale, consolidation in the industry has been accelerating, both in terms of the number and size of deals.

Service Vouchers and Cards

     In our Service Vouchers and Cards business, we have operations in 26 countries, mainly in Europe and Latin America, and our vouchers are used by nearly 12.9 million people. As of the end of fiscal 2004, this activity issued over 1.5 billion vouchers on behalf of more than 293,000 clients and generated revenues of (euro)249 million. Our vouchers were accepted at over 825,000 locations and the total nominal value, which is not included in our revenues, of vouchers issued in fiscal 2004 was (euro)4.8 billion. This business generates negative working capital and requires only a modest level of capital investment.

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

     We estimate that the current captured market for service vouchers and cards is more than (euro)15 billion worldwide. We also estimate that the potential additional market for existing products in countries where we are already present totals more than (euro)30 billion. Between 2003 and 2004, organic growth was 7%. We are the second-largest service vouchers and cards business in the world, based on annual revenues. We have only one significant global competitor, Accor. Significant drivers in the industry include product development, geographical expansion, name recognition (branding) and the synergy effects of building large networks of affiliates. Our current objectives in this activity are to (i) consolidate our number two position by offering the best perceived quality services in the market; (ii) enhance our capabilities in new technologies, with a focus on smart card technology; and
(iii) innovate and develop new products and services to capture a greater share of the market.

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

C.   Organizational Structure

     As of August 31, 2004, we had over 250 subsidiaries in 76 countries. Our operations are managed locally through these subsidiaries, although our central management is at the level of Sodexho Alliance, SA. For a list of our subsidiaries and a description of our interests in them, please see note 4 to our Consolidated Financial Statements.

D.   Property, Plant and Equipment

     Our principal property and equipment consists of our service equipment and fixtures, computer and office equipment, delivery vehicles and cruise vessels.

     Our service equipment and fixtures include vending, commissary, janitorial, maintenance and laundry equipment used primarily in the Food and Management Services business. The vehicles comprise automobiles and delivery trucks used in the Food and Management Services business and cruise vessels used in the operation of the river and harbor cruises activity. The service equipment and fixtures, computer and office equipment, delivery and other vehicles and cruise vessels had an aggregate net book value as of August 31, 2004 of (euro)198 million.

     Our real estate is comprised primarily of office space in several countries, notably France, the United Kingdom and the United States, and had an aggregate net book value of approximately (euro)110 million as of August 31, 2004. No individual parcel of real estate we own is of material significance to our total assets.

     In certain circumstances, we lease office space, computer software and other equipment (primarily kitchen equipment). A discussion of our capital lease policy can be found in note 1 to our Consolidated Financial Statements.

ITEM 5.  Operating and Financial Review and Prospects

     The selected consolidated financial data as of and for the years ended August 31, 2002, 2003 and 2004 have been derived from and should be read in conjunction with the consolidated financial statements of Sodexho Alliance included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of and for the years ended August 31, 2000 and 2001 have been derived from consolidated financial statements that are not included in this Annual Report on Form 20-F. Our consolidated financial statements for each of the years ended August 31, 2002, 2003 and 2004 were audited by PricewaterhouseCoopers Audit.

     Except as described in note 1 to the consolidated financial statements, our consolidated financial statements have been prepared in accordance with French generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP. Note 5 to our consolidated financial statements describes the principal differences between French GAAP and U.S. GAAP, as they relate to us, and reconciles our net income to U.S. GAAP for each of the years ended August 31, 2002, 2003 and 2004, and our shareholders' equity to U.S. GAAP as of August 31, 2003 and 2004.

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

     In the Food and Management Services business revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients.

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

     Under French GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets assumed, including market share, is allocated to goodwill, which is amortized over its estimated useful life. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition). This valuation of goodwill on a historical basis is also supported by a calculation of the current value of these assets as of August 31, 2004, as described in further detail below.

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

     Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries as compared to unrelated recent transactions in the marketplace, and is reviewed annually for impairment. Market shares are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market shares. Initial allocations to market share require management to exercise judgment in the choice of unrelated transactions in the marketplace. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, an impairment loss is recorded.

     As of August 31, 2004, the Group also performed the impairment tests on market shares and goodwill required by the "Reglement du CRC no. 2002-10," issued on December 12, 2003, which defines the recoverable value of an asset as the higher of its market value or "value in use." Market value is calculated based on criteria determined at the date of the acquisition corresponding mainly to revenues and EBITA and using multiples of recent transactions. Value in use is determined using the value of future cash flows after taxes based on three year operating plans prepared by management. These plans are extrapolated to a longer period by applying a growth rate specific to the sector of activity and geographical region concerned. Cash flows are discounted using an average cost of capital. The recoverable value determined is then compared to the sum of intangible assets, other fixed assets and working capital. These impairment tests did not result in an impairment charge for the year ended August 31, 2004.

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

     For U.S. GAAP purposes, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which required us to reclassify (into goodwill) the carrying value of assembled workforce intangibles and those customer relationship intangibles which did not meet the criteria of SFAS 141 for recognition apart from goodwill. None of the identifiable intangible assets recognized apart from goodwill are considered to have indefinite lives. In accordance with SFAS 142, we do not amortize goodwill. All other intangible assets, including customer contracts, trademarks and software, are amortized over their estimated useful lives.

     SFAS 142 also requires us to evaluate our goodwill (and identifiable intangible assets with indefinite lives, if any) for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred. This evaluation requires management to make assumptions with respect to the identification of its reporting units as well as the estimates of future cash flows and appropriate discount rates, in order to determine the fair value of the reporting units so identified.

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

     Actuarially-Determined Liabilities

     Included in other liabilities are liabilities established using actuarial methods, notably for pensions and postretirement benefits in some of our subsidiaries located in Europe. In French GAAP, there are no specific requirements pertaining to accounting for pension and post-retirement benefits. For subsidiaries located in France, the projected unit credit valuation method is used to evaluate the pension and post-retirement liabilities under French GAAP. In the United Kingdom, our pension plans are administered by a third-party insurance company. Under French GAAP, premiums paid to the insurance company are recorded as an expense in the period in which they are made. Under U.S. GAAP, pension and post-retirement benefits are accounted for using the methodologies prescribed by SFAS 87 and SFAS 106, respectively. Both the projected unit credit valuation method and the methodologies prescribed by SFAS 87 and SFAS 106, which are substantially similar, require the use of actuarial assumptions, including the discount rate, the rate of compensation increase and expected long-term rate of return on plan assets. These assumptions are determined by management and require management to exercise considerable judgment.

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

     Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires all derivative instruments to be recorded on the balance sheet at their fair value. Changes in fair value are recorded currently in earnings unless the item is designated, qualifies, and is effective as a hedge. Fair value is defined as the amount that would be paid or received to terminate the derivative instrument at the balance sheet date. Changes in the fair value of derivatives designated as part of a hedge transaction are recorded each period in current earnings or other comprehensive income, depending on the type of hedge transaction. For cash flow hedge transactions in which we are hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument is reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges is recognized in current period earnings. For certain derivative financial instruments, as permitted by SFAS 133 and as described below, we have elected not to prepare the documentation required by SFAS 133 in order to meet hedge accounting criteria. Had we met and appropriately documented the hedge accounting criteria required by the standard, reported earnings under U.S. GAAP might have been different in each of the periods presented.

     Under U.S. GAAP, we have accounted for all of our derivative financial instruments (other than those of Sodexho, Inc., as described below), which consist primarily of interest rate and cross-currency swap agreements, both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) to U.S. GAAP as of and for the years ended August 31, 2004, 2003 and 2002 for "Derivative financial instruments" is attributable entirely to derivative financial instruments accounted for at fair value. The fair value of our derivative financial instruments is generally obtained from third party financial institutions.

     Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2004 and 2003, and for each of the three fiscal years in the period ended August 31, 2004, these cash flow hedges were determined to be effective hedges and, accordingly, changes in their fair value are reflected in the statement of comprehensive income (recorded directly in shareholders' equity).

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


Recent Accounting Pronouncements

     In January 2003, the FASB issued FASB Interpretation, FIN No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin, ARB No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 applied in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 did not have a significant impact on the Group's consolidated results of operations, financial position, or cash flows.

     In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS
146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (EITF 94-3). The principal difference between SFAS 146 and EITF 94-3 relates to the requirements of SFAS 146 related to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for exit costs was recognized at the date of an entity's commitment to an exit plan. In accordance with SFAS 146, an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 was effective for exit or disposal activities initiated after December 31, 2002. The Company has applied the provisions of SFAS 146 to all costs associated with exit or disposal activities initiated after December 31, 2002.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments: and equity. It requires that an issuer classify a financial instrument that is (1) mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuer to redeem the instrument in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur; (2) instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, including written put options and forward purchase contracts; and (3) obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index or varies inversely with the value of the issuers' shares. SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For instruments entered into prior to May 31, 2003, the provisions of SFAS 150 are effective at the beginning of the first interim period beginning after June 15, 2003 (for the Group, as of September 1, 2003). The adoption of SFAS 150 did not have a material impact on the results of operations, financial position or cash flows of the Group.

     In November 2000, the EITF reached a consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003 (for the Group, September 1, 2003). The adoption of EITF 00-21 did not have a material impact on the results of operations, financial position or cash flows of the Group.

International Financial Reporting Standards

     Like all European listed companies, we will be required to apply International Financial Reporting Standards (IFRS). This application will be effective for us in the preparation of our consolidated financial statements as of August 31, 2006 and for the fiscal year then ended. Comparative information for the prior fiscal year will also be presented.

     During fiscal 2003, we initiated a comprehensive IFRS conversion project for our consolidated financial statements. At that time we identified the main differences between our current accounting policies and IFRS. A summary of this analysis was presented to the Audit Committee.

     During fiscal 2004, we established a timetable for the project and updated the analysis performed in fiscal 2004 to reflect new IFRS standards and modifications to existing standards. We also held training sessions in order to provide an overview of the impact of IFRS standards to financial managers in the principal Group subsidiaries.

     We are currently reviewing the U.S. GAAP reconciliation in order to identify, anticipate and use accounting options available under existing French accounting standards to achieve convergence with IFRS.

     Based upon the work performed to date, we have identified the following differences:

Financial statement presentation

Income statement

     As permitted by IAS 1, the Group will present its income statement by function, separately identifying direct and indirect (in particular, commercial and administrative) costs within cost of sales. As required by IAS 1, the captions "exceptional" and "extraordinary" results will no longer be used, which will result in the reclassification of certain items currently reported as exceptional to EBITA or to net financial expense.

Balance sheet

     Our balance sheet will reflect the classification between current and non-current elements which differs slightly from the current presentation.

Cash flow statement

     Our current cash flow statement does not differ significantly from IAS 7.

Business combinations and intangible assets

     The initial application of IFRS standards will not result in any changes to prior years' accounting for business combinations and goodwill. As permitted by IFRS 1, the Group will not restate the business combinations that occurred prior to September 1, 2004.

     However, the amounts recorded as market share in connection with these business combinations will be reclassified to goodwill, because IFRS does not permit their current presentation on the balance sheet.

     In accordance with IAS 36, goodwill will no longer be amortized, but will be subjected to annual impairment tests. IAS 36 retains the concept of Generating Units of Treasury (UGT). These tests may differ from the impairment tests currently performed.

Employee benefits

     Employee benefits are being evaluated in accordance with IAS 19. As permitted by the standard, the Group intends to record the accumulated actuarial gains/losses as of September 1, 2004 in the opening shareholders' equity.

Share-based payments

     IFRS 2, issued in February 2004, will modify the Group's accounting for stock options granted to employees. The standard will affect the accounting for all stock option grants made subsequent to November 7, 2002 for which the exercise rights have not been earned prior to January 2, 2005. IFRS 2 requires that the fair value of the options as of the grant date be expensed over the vesting period. The January 2003, June 2003 and January 2004 plans will be affected by this adjustment.

     In addition, the IFRS standards require that treasury shares be reflected as a reduction to consolidated shareholders' equity. As a result, the treasury stock held by the Group in connection with its stock option plans, which is currently classified as marketable securities, will be recorded as a reduction to shareholders' equity.

Capital leases

     Fixed assets that have been financed under lease agreements meeting the criteria for treatment as capital leases are already recorded in accordance with IAS 17. However, lease agreements pertaining to certain customer contracts are still being reviewed for compliance with the standard.

Derivative financial instruments

     Derivative financial instruments are recorded in the balance sheet at their fair value, and variations between balance sheet dates are recorded in the income statement, with the exception of certain derivatives meeting the requirements for hedge accounting, for which the variations are recorded in shareholders' equity.

Client investments

     The IFRS accounting treatment for client investments, which are similar to concession contracts, has not yet been finalized by the International Financial Reporting Interpretations Committee (IFRIC). These client investments are currently classified in deferred charges in our consolidated financial statements.

Private Finance Initiatives

     The IFRS accounting treatment in our consolidated financial statements for certain of our contracts in the framework of private finance initiatives in the United Kingdom has not yet been finalized by the appropriate professional bodies.

     The progress of the IFRS project is regularly communicated to the Audit Committee and to our external auditors.

     Timely completion of this project should allow the Group to be able to quantify and communicate the impact of the conversion to IFRS prior to August 31, 2006.

     The U.S. Securities and Exchange Commission (SEC) recently proposed amending Form 20-F to allow first time application of IFRS to file two years rather than three of income statements and cash flows. A final rule, which may differ from the proposed rule, has not yet been issued and could require a third year of comparative financial statements.


                    BALANCE SHEET AND INCOME STATEMENT DATA

     Our consolidated financial statements and the selected financial data presented below are reported in euro.

                                                            As of and for the year ended August 31,
                                             ---------------------------------------------------------------------
                                               2004        2004        2003        2002         2001        2000
                                             --------    --------    --------    --------     --------    --------
                                             U.S. $(3)    (euro)      (euro)     (euro)(5)    (euro)(5)    (euro)
                                                            (in millions, except per-share amounts)
Income Statement Data
French GAAP amounts
Revenues................................      13,922      11,494      11,687      12,609       11,928      10,496
Earnings before interest, exceptional
   items, income taxes, income from
   equity method investees, goodwill
   amortization and minority interests
   (EBITA)..............................         624         515         514         525          571         530
Financial expense, net..................        (143)       (118)       (152)       (166)        (122)       (118)
Minority interests in net income of
   consolidated subsidiaries............         (18)        (14)         (9)        (13)         (67)        (69)
Net income..............................         222         183         162         202          128          79

Earnings per share (basic)..............        1.39        1.15        1.02        1.27         0.93        0.59
Earnings per share (diluted)............        1.39        1.15        1.00        1.22         0.89        0.56
Dividends per share.....................        0.80        0.70        0.61        0.61         0.56        0.56

U.S. GAAP amounts
Revenues................................      13,930      11,502      11,690      12,618        7,557       5,648
Operating income........................         470         388         400         404          153         195
Net income (loss).......................         205         169         147         136          (34)         24
Earnings (loss) per share (basic).......        1.30        1.08        0.94        0.86        (0.25)       0.18
Earnings (loss) per share (diluted).....        1.30        1.08        0.94        0.85        (0.25)       0.17

Balance Sheet Data

French GAAP amounts
Intangible assets, including acquisition
   goodwill.............................       4,740       3,913       4,178       4,556        4,731       3,527
Tangible fixed assets, including
   non-working capital, financial
   investments and other assets.........         691         570         614         584          519         538
Working capital (1).....................      (1,625)     (1,341)     (1,260)     (1,275)      (1,208)     (1,016)
Cash and cash equivalents (2)...........       1,465       1,209       1,278       1,307        1,213         897
Total assets............................       9,261       7,647       8,108       8,544        8,638       6,951
Total borrowings........................       2,577       2,128       2,488       2,693        2,781       2,009
Provisions for contingencies and losses.         112          93          89          99           93         115
Minority interests......................          31          25          67          73          131         525
Total shareholders' equity..............       2,654       2,192       2,249       2,398        2,386       1,402

 U.S. GAAP amounts
Total assets............................       9,049       7,472       8,089       8,503        8,820       4,397
Total shareholders' equity..............       2,000       1,651       1,736       1,880        2,029       1,095

------------------
(1) Working capital is calculated as the net of an asset component (current assets, loans receivable and deposits and other and prepaid expenses less cash, cash equivalents and restricted cash) and a liability component (accounts payable, vouchers payable and other liabilities).

(2) Cash and cash equivalents includes restricted cash. See note 1 to our consolidated financial statements for an explanation of restricted cash.

(3) The consolidated financial statements are prepared and presented in euro. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the August 31, 2004 2 p.m. ECB time rate quoted by the European Central Bank of $1 = (euro).0.8257.

(4) See Note 1 to the consolidated financial statements for a discussion of the impact of changes in accounting principles.

(5) Certain amounts for the years ended August 31, 2002 and 2001 differ from the corresponding amounts for the same periods reported in the Company's Document de Reference filed with the Commission des Operations en Bourse (now known as the AMF). See note 1 to the Consolidated Financial Statements for further information.


A.   Operating Results

     The balance sheets of subsidiaries located outside of the euro zone that operate in a non-hyperinflationary currency environment are translated into euro using exchange rates in effect at the balance sheet dates. The income statements of these subsidiaries are translated at average exchange rates for the period. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet account as translated at beginning and end of period rates, are recorded in shareholders' equity. Transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction and the related impact is reflected in the income statement.

     We have no significant operations in countries with highly inflationary economies.

     Subject to certain de minimis exceptions discussed below, entities managed by us, including entities in which we own at least 40% equity interest and are the single largest shareholder, are fully consolidated. Fully consolidated subsidiaries that have a year-end that is different from our year-end prepare balance sheets as of August 31 for consolidation purposes. The foregoing conditions notwithstanding, subsidiaries with (i) annual revenues of less than
(euro)2 million, (ii) annual profits or losses of less than (euro)0.1 million and (iii) net assets of less than (euro)2 million, are excluded from the consolidation. Entities not meeting any of the foregoing conditions, but over which we are able to exercise significant influence, are consolidated using the equity method of accounting.

     The Group reports two principal operating segments, which are Food and Management Services and Services Vouchers and Cards. The Food and Management Services business is further segmented into four geographic regions. The Group reports the following principal and secondary segments:

     Food and Management Services

          o    North America

          o    United Kingdom and Ireland

          o    Continental Europe

          o    Rest of the World

     Service Vouchers and Cards

Overview

     Food and Management Services is our most significant activity, and accounted for approximately 98% of our revenues and 87.5% of EBITA (before corporate expenses) for the fiscal year ended August 31, 2004. It consists of the supply of food and management services to companies, public agencies and institutions, hospitals, clinics, retirement homes, schools, colleges and universities, as well as remote site services to oil and gas operations, both on land and on offshore oil rigs, major construction projects and mining facilities, as well as river and harbor cruise activities. Approximately 45% of our fiscal 2004 revenues in the Food and Management Services business were generated in North America. The Service Vouchers and Cards business comprised 2% of our revenues and 12.5 % of EBITA (before corporate expenses) in fiscal 2004.

Fiscal Year Ended August 31, 2004 Compared with Fiscal Year Ended August 31,
2003

     Consolidated Overview of Revenues and EBITA

     Revenues for fiscal 2004 totaled (euro)11.494 billion, a 1.6% decrease from fiscal 2003. Organic growth of 4.1% was offset by the unfavorable impact of foreign currency translation of 5.8 %, principally arising on revenues denominated in U.S. dollars or reliant on the U.S. dollar exchange rate. The currency effect resulted principally from the 11.3% increase in the euro against the U.S. dollar. The impact of acquisitions (net of divestitures) was 0.1%. Organic growth continued to be hampered by the worldwide economic situation, which weighed on the Business and Industry segment of our Food and Management Services business. We expect our organic growth rate in fiscal 2005 to be comparable to that in fiscal 2004 on a consolidated basis.

     EBITA was (euro)515 million in fiscal 2004 consistent with (euro) 514 million in fiscal 2003. However, at constant exchange rates, EBITA increased by 7.2%. The operating margin improved moderately to 4.5% as a result of the initial favorable effects of our action plans in the United Kingdom and an improved performance in Latin America, Asia Australia, remote sites and Service Vouchers and Cards.

     Analysis of Revenues and EBITA

     The following table presents, for the periods stated, the variation in revenues and EBITA by activity.


                                                     Fiscal Year Ended August 31,          Change in Revenues
                                                 -------------------------------------------------------------------
Revenues by Activity                                    2004            2003              (euro)              %
--------------------------------------------------------------------------------------------------------------------
                                                              (in millions of euro, except percentages)
Food and Management Services
     North America.............................         5,031           5,427             (396)              (7.3)
     Continental Europe........................         3,760           3,585              175                4.9
     United Kingdom and Ireland................         1,351           1,453             (102)              (7.0)
     Rest of the World.........................         1,103             974              129               13.2
                                                 -------------------------------------------------------------------
         Total.................................        11,245          11,439             (194)              (1.7)
Service Vouchers and Cards.....................           249             248                1                 --
                                                 -------------------------------------------------------------------
         Total revenues........................        11,494          11,687             (193)              (1.6)
                                                 ===================================================================

                                                     Fiscal Year Ended August 31,            Change in EBITA
                                                 -------------------------------------------------------------------
EBITA by Activity                                       2004            2003              (euro)              %
--------------------------------------------------------------------------------------------------------------------
                                                              (in millions of euro, except percentages)
Food and Management Services
     North America............................            239             268              (29)             (10.7)
     Continental Europe.......................            171             167                4                2.3
     United Kingdom and Ireland...............             28              21                7               34.7
     Rest of the World........................             37              18               19              104.7
                                                 -------------------------------------------------------------------
         Total................................            475             474                1                0.4
Service Vouchers and Cards....................             68              68               --                 --
                                                 -------------------------------------------------------------------
EBITA, excluding corporate expenses...........            543             542                1                0.2
Corporate expenses............................            (28)            (28)              --               (0.5)
                                                 -------------------------------------------------------------------
         Total EBITA..........................            515             514                1                0.4
                                                 ===================================================================

     Food and Management Services

     Food and Management Services represented 98% of our consolidated revenues and 87.5 % of our consolidated EBITA before corporate expenses. Our revenues from this segment totaled (euro)11.2 billion in fiscal 2004, reflecting organic growth of 4.0%, which was an improvement over prior year organic growth of 2.9%. The strengthening of the euro during the year resulted in a negative foreign currency exchange impact of 5.9%.

     North America

     In North America, revenues totaled (euro)5.0 billion, with organic growth of 3.7%.

     In the Business and Industry segment, the economic recovery has not been accompanied by an increase in hiring by the large companies which are our clients. The Business and Industry segment reported a decline in revenues of 0.6% from those of the prior fiscal year. In this segment, some of the growth in sales on existing sites which resulted from the innovative service offerings developed by our teams, was offset by site closings. We estimate this had a negative impact on growth of approximately 3%. New clients included Conoco Philips, Honda, Novartis Research Center, Harley Davidson, Defence Supply Center, World Bank Conference Center, Equiserve, Office Depot and America Online, Inc.

     The Defense sub-segment benefited from an additional month of activity as compared to the prior fiscal year on the 55 US Marine Corps sites, with an increase of 6.6%. From the beginning, this contract has required our teams to be flexible and to adapt to the ever changing needs of our clients.

     In the Education segment, client retention as well as strong sales growth on existing sites translated into strong organic growth in revenues of 6%. The dynamism of our teams in the public school sub-segment and their ability to cross-sell, resulted in the start-up of new contracts and services such as the Public School Systems of Atlanta, St. Louis and Lincoln, Oregon. In the higher education sub-segment, new sales with an annual value of (euro)80 million included such colleges and universities as the University of Concordia, the University of Tulsa, Emory University, Arizona State University and South Carolina State University.

     In Healthcare, the rate of organic growth increased year over year to 4.3% notably due to strong performances on existing sites. Among our new foodservice clients are Delray Medical Center and Morris View Nursing Home. New multi-service clients include St. Anthony Medical Center, Sequoia Portola Valley, University of Virginia Health System and St. Vincent Hospital and Health Center and Hemet Valley. In Canada, Sodexho signed the country's two largest public healthcare contracts with Vancouver Coastal Health and Providence Health Care and Fraser Health Authority.

     In North America, EBITA totaled (euro)239 million, a level comparable to that of the prior fiscal year, excluding currency effects. In all segments, significant gains in productivity were made as a result of procurement improvements and containment of labor and overhead costs which more than compensated for the inflationary pressures on costs associated with workers compensation and unemployment taxes. Timing delays in contract variation discussions with the U.S. Marines resulted in a disappointing contribution of the Defense sub-segment to North American performance. This explains the slight decline in the EBITA margin in North America, which was 4.8% as compared to 4.9% for fiscal 2003.

o    Continental Europe

     Revenues totaled (euro)3.8 billion. Organic growth showed a net improvement, 4.7% as compared with 3.6% in fiscal 2003.

     In the Business and Industry segment, organic growth totaled 4.3%. There was accelerated growth with the opening of contracts such as Alcatel Space, La Redoute and Generali in France, the start up of Wal-Mart in Germany, and in Spain with new clients such as the Cultural Forum in Barcelona and the Endesa Group. On the other hand, a difficult economic environment hindered our growth in Sweden and the Netherlands.

     In the Education segment, our offer, which is based on an expertise in balanced diets and nutritional education, and the strong sales drive of our teams, contributed to growth which totaled 7.5%. Among our new clients are the schools of the cities of Budapest, Versailles, Cannes and Frankfurt, as well as the University of Liege and the University of Utrecht.

     A selective approach in Healthcare contributed to our growth rate in revenues of only 3.5%. The start-up of a multiservice contract for all senior residences and schools for the city of Gavle in Sweden at the end of fiscal 2004 as well as the recent signature of contracts with the Public Hospitals in Paris, the University Hospital of Rennes, and the Military Hospital of Warsaw are expected to contribute to the growth of this segment in fiscal 2005.

     EBITA totaled (euro)171 million and the EBITA margin was 4.5% as compared to 4.7% for fiscal 2003. Most countries realized productivity gains, at both the site and overhead levels. However, two factors weighed on performance: a bad debt provision for a significant client in Italy; and difficulties encountered in the meal delivery activity in the Education segment in the Paris region and expenses relating to the resulting reorganization.

o    United Kingdom and Ireland

     Revenues totaled (euro)1.4 billion, a decrease of 5.6% from fiscal 2003, excluding currency effects.

     It was principally the Business and Industry segment that affected the change in revenues, explained for the most part by our exit from the hotels sub-segment and by a retention rate that remains too weak. In the Healthcare and Education segments, we began to see a slight improvement in revenues on existing sites at the end of fiscal 2004.

     Our focus on restoring the profitability of this subsidiary was nonetheless accompanied by commercial successes such as Dell in Ireland, British Aerospace, HBOS, and in multiservices, the Havering, Roehampton and Stoke Mandeville Hospitals and the Colchester Garrison in the United Kingdom.

     EBITA totaled (euro)28 million with an EBITA margin of 2.1%, compared with 1.4% in fiscal 2003. This improvement does not include (euro)6 million in EBITA achieved by our UK teams in connection with a hospitality contract for the Rugby World Cup in Australia, which is included in the Rest of the World activity. Including this amount, EBITA margin totaled 2.4%, in line with our objectives. During the fiscal year, operational performance improved in a majority of the segments, but was partially offset by an increase in pension costs and the non-recurrence of certain prior year short-term contracts in the Defense sub-segment. As a result of improved controls over food and labor costs at each site, and the decision to exit non-profitable contracts, gross profit (an indicator of operational performance at the site level) improved by nearly 1%. Simultaneously, overhead costs were reduced. Costs pertaining to the consolidation of certain properties, the reorganization of certain support functions and staff reductions are included in exceptional expenses.

     The team in the UK and Ireland has been reinforced by the hiring of new managing directors for the Healthcare and Prestige Divisions, a new Chief Financial Officer and a General Counsel. These external hires were complemented by internal promotions within the UK and from other countries in the Group. Philip Jansen, the new Chief Executive arrived in October 2004. He and his team are focused on their absolute priority - returning the subsidiary to an EBITA margin similar to that of other Group companies within three years.

o    Rest of the World

     In the Rest of the World, revenues totaled (euro)1.1 billion, with organic growth of 17.7%. The entire zone experienced strong sales growth, and excluding the revenues generated by the hospitality contract for the Rugby World Cup, organic growth was 12.7%.

     In Latin America, in a less troubled environment, motivated and competent teams experienced good sales development and organic growth increased, as much in food as in other services. In addition, there were a number of sales successes in the mining segment such as Codelco in Chile, Barrick Alto in Peru and SNC Lavalin in Venezuela. Adapting our offer allowed us to boost growth in Brazil with the addition of new clients such as Cosan, Siemens and Anglo-American. Elsewhere, multiservices activity developed in Colombia and Chile.

     In China, we continue to experience strong growth across all segments with contracts such as Jiangsu Fujitsu, Saint Gobain Abrasive, Shanghai Research Petrochemical Institute, Shanghai Matsushita and Bridgestone in the Business and Industry segment, the International School of Shanghai and in Healthcare, the Public Hospital Nan Xiang. During the fiscal year, in connection with our food service activity we began a partnership with the Shanghai Automotive Industry Corporation. In Australia, growth continues, notably within our Universal Sodexho subsidiary. A highlight of the fiscal year was the Rugby World Cup which was a great success, based equally on the strength of our sales and our operating teams. Finally, a contract with the Samitiveg Hospital of Bangkok marked the opening of our business in Thailand.

     The Remote Site activity recorded strong growth. New contracts include Chyoda and Chayvo in Eurasia, Shell Rabi in Gabon, the residential complex Al Khor of Qatargas, a copper mine in Laos for Bateman Ausenco, and a three year contract signed with the Maersk Group in the North Sea. In addition our teams experienced good development in revenues on existing sites particularly in North America and the Middle East.

     Overall, EBITA in the Rest of the World doubled from the previous year and totaled (euro)37 million. The EBITA margin increased from 1.9% for fiscal 2003 to 3.4% in fiscal 2004. This improvement reflects the strong dynamism of these regions and the teams' efforts to control costs, notwithstanding additional investment in development.

     Service Vouchers and Cards

     Located in 26 countries, Sodexho Pass reported (euro)249 million in revenues and issue volume (face value of service vouchers and cards multiplied by the number of service vouchers and cards) of (euro)4.8 billion. Organic growth in revenues, excluding currency effects and at a constant consolidation scope was 6.6% and issue volume increased by 11.2% over fiscal 2003. There are three main factors that explain the modest growth in revenues: the general decline in interest rates; the reduction in headcount in companies, particularly in Germany; and the effect of a one-time billing during fiscal 2003 in connection with the transfer from paper vouchers to electronic cards for one of our clients in Great Britain.

     New clients include Adecco, La Poste and RTL in France, Philip Morris and Unilever in Hungary, the Aldi Group in Belgium, Carlsberg in Bulgaria, Thomson in Mexico and British Telecom in India. New services offered to our clients have contributed to our growth, as evidenced by our recent joint venture with Belgacom to launch the internet voucher Surf@Home by Sodexho by Sodexho in Belgium, designed to facilitate at-home high speed internet access for our clients' employees.

     EBITA totaled (euro)68 million, equivalent to the prior fiscal year, but was an increase of 6.6% at constant exchange rates. During fiscal 2004, our teams successfully converted from paper to electronic cards notably in Turkey and in Brazil, while at the same time maintaining our economic model. The decrease in EBITA margin from 27.5% to 27.3% since fiscal 2003 is principally related to the decrease in interest rates on the funds generated by our operations.

     Corporate Expenses

     Corporate expenses, which are included in EBITA, were (euro) 28 million in fiscal 2004, a decrease of 0.5% from the prior year.

     Financial Expense, Net

     Net financial expense totaled (euro)118 million as compared to (euro)152 million in the prior year. The improvement resulted in part from lower interest expense due to the reduction in debt, exchange rate variances, and the impact of refinancing certain lines of credit at variable interest rates.

     Net Exceptional Income/Expense

     Net exceptional expense totaled (euro)33 million in fiscal 2004 and is principally comprised of the following, (euro)6 million loss on the sale of the Medcheque subsidiary in Brazil in March 2004, (euro)6 million for obsolete assets in various countries; (euro)6 million for costs of litigation (including
(euro)3 million for ongoing defense costs in connection with the U.S. litigation more fully described in Item 8A); (euro)4 million associated with the relocation of offices and staff reductions in the United Kingdom, and (euro)3 million for provisions for stock options and loses on shares held as treasury shares.

     Income Taxes

     Income taxes totaled to (euro)109 million in fiscal 2004 for an effective rate of 30 %, as a result of the favorable resolution of certain tax contingencies and the utilization of loss carrybacks in the United Kingdom, as well as the benefits from certain changes in tax laws in several jurisdictions including Italy, and some non-taxable income.

     Net Income from Equity Method Investees

     Net income from equity method investees was (euro)1 million, which decreased from (euro)4 million in the prior year.

     Minority Interests

     Minority interests increased from (euro)9 million in fiscal 2003 to
(euro)14 million in fiscal 2004.

     Goodwill Amortization

     Goodwill amortization decreased from (euro)62 million in fiscal 2003 to
(euro)59 million in fiscal 2004, mainly as a result of currency exchange impacts.

Fiscal Year Ended August 31, 2003 Compared with Fiscal Year Ended August 31,
2002

     Consolidated Overview of Revenues and EBITA

     Revenues for fiscal 2003 totaled (euro)11.7 billion, a 7.3% decrease from fiscal 2002. Organic growth of 3.1% was offset by the unfavorable impact of foreign currency translation of 10%, principally arising on revenues denominated in U.S. dollars or reliant on the U.S. dollar exchange rate. The impact of acquisitions (net of divestitures) of negative 0.4% principally reflected the sale of the Lockhart subsidiary in the United Kingdom in May 2002. Organic growth reflected the impact of three significant new defense contracts in the United States and Sweden. Nonetheless, organic growth continued to be hampered by the worldwide economic situation, which weighed on the Business and Industry segment of our Food and Management Services business.

     EBITA decreased by 2.6% to (euro)514 million in fiscal 2003. However, at constant exchange rates EBITA increased by 9.8%. The operating margin improved moderately to 4.4% as a result of the initial favorable effects of our action plans in the United Kingdom and an improved performance in both North America and Continental Europe.

     Analysis of Revenues and EBITA

     The following table presents, for the periods stated, the variation in revenues and EBITA by activity.

                                                    Fiscal Year Ended August 31,     Change in Revenues
                                                 --------------------------------------------------------------
Revenues by Activity                                    2003            2002       (euro)              %
---------------------------------------------------------------------------------------------------------------
                                                              (in millions of euro, except percentages)
Food and Management Services
     North America.............................         5,427           6,039       (612)             (10)
     Continental Europe........................         3,585           3,491         94                3
     United Kingdom and Ireland................         1,453           1,681       (228)             (14)
     Rest of the World, including Remote Sites.           974           1,119       (145)             (13)
                                                 ----------------------------------------------
         Total.................................        11,439          12,330       (891)              (7)
Service Vouchers and Cards.....................           248             279        (31)             (11)
                                                 ----------------------------------------------
         Total revenues........................        11,687          12,609       (922)              (7)
                                                 ==============================================

                                                    Fiscal Year Ended August 31,     Change in EBITA
                                                 --------------------------------------------------------------
EBITA by Activity                                       2003            2002       (euro)              %
---------------------------------------------------------------------------------------------------------------
                                                              (in millions of euro, except percentages)
Food and Management Services
     North America............................            268             293        (25)              (9)
     Continental Europe.......................            167             150         17               11
     United Kingdom and Ireland...............             21               9         12              133
     Rest of the World, including Remote Sites             18              31        (13)             (42)
                                                 ----------------------------------------------
         Total................................            474             483         (9)              (2)
Service Vouchers and Cards....................             68              77         (9)             (12)
                                                 ----------------------------------------------
EBITA, excluding corporate expenses...........            542             560        (18)              (3)
Corporate expenses............................            (28)            (35)         7               20
                                                 ----------------------------------------------
         Total EBITA..........................            514             525        (11)              (2)
                                                 ==============================================

     Food and Management Services

     Food and Management Services represented 98% of our consolidated revenues and 87% of our consolidated EBITA before corporate expenses. Our revenues from this segment totaled (euro)11.4 billion in fiscal 2003, reflecting organic growth of 2.9%, which was a net improvement over prior year organic growth of 1.6%. The strengthening of the euro during the year resulted in a negative foreign currency exchange impact of 9.7% while net dispositions decreased revenues by 0.3%.

     North America

     Food and Management Services revenues in North America for fiscal 2003 were
(euro)5.4 billion with organic growth of 4.3%.

     Organic growth in the Business and Industry segment was 5.8%. The year was highlighted by the creation of the Defense sub-segment, which contributed revenues of (euro)133 million. Excluding Defense, Business and Industry segment declined by 0.6%. The progressive opening during the year of contracts with clients such as Sony, General Electric Medical Systems, General Mills and a national contract with Hewlett Packard, offset the negative effects of delocalizations and staff reductions in the industrial sector.

     Organic growth in the Healthcare and Seniors segment was 3.5%. This progression reflected continued good performance on existing sites as well as the signing of some new multiservice contracts toward the end of the year. Other commercial successes such as Spring Valley Hospital Center, North Colorado Medical Center and the Medical Center of Louisiana would begin to have a favorable impact in fiscal 2003-2004.

     The Education segment's revenues reflected organic growth of 3.7% for fiscal 2003. Significant contracts were signed at the end of the year, such as the Atlanta Public School District, Rowan University in New Jersey, the University of Connecticut and Morehouse College in Georgia.

     EBITA in North America reached (euro)268 million. Operating margins increased from 4.8% in the prior year to 4.9% for fiscal 2003. This improvement resulted from revenue growth on existing sites in Healthcare and Education and the continued optimization of purchasing and employee costs in all segments. The margin improvement was partially offset by start-up costs in the Defense sub-segment and costs related to the implementation of new information systems.

     Continental Europe

     In Continental Europe, revenues rose to (euro)3.6 billion in fiscal 2003, with organic growth of 3.6%, as follows: 4.0% in Business and Industry, 3.7% in Healthcare, and 2.1% in Education.

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

     Sodexho Prestige continued its development, particularly in France, with the operation of renowned restaurants such as Roland Garros. In Sweden, Sodexho Prestige operated the Parliament Restaurant.

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

     United Kingdom and Ireland

     In the United Kingdom and Ireland, revenues totaled (euro)1.5 billion in fiscal 2003, a decline of 13.7% from the prior year, including a negative currency exchange impact of 6.8%. The remaining difference was attributable to the sale of the Lockhart subsidiary in the third quarter of fiscal 2002. On a constant consolidation basis and excluding the currency effect, revenues declined by 3.9%, in part due to the new management team's decision to exit unprofitable contracts, notably in the Hotels sub-segment. In addition, retention rates declined, for example, in the Healthcare segment, where certain clients returned to self-operation. Finally, revenues were affected by site closings and cost reductions made by Business and Industry clients. New contracts signed included a multiservice contract with Glaxo Smithkline, two detention centers and the Deep Cut garrison.

     EBITA of (euro)21 million in fiscal 2003 reflected an EBITA margin increase to 1.4% as compared with 0.5% for the prior year. The action plan to improve profitability in the United Kingdom subsidiary was underway. This plan included rigorous control over food and employee costs at each site, and the renegotiation or exit from certain contracts. In spite of Land Technology's disappointing operating performance, the EBITA margin improved by 0.9%. The action plan also relied on training and motivation of the teams as well as strict containment of overheads. Important training initiatives were undertaken during the year such as "Sodexho Way," to reinforce the rigor of operations management, and to improve contracting policies. In addition, noteworthy investments were made in human resources including external recruitment of executives to reinforce the sales and marketing departments as well as the management of the Healthcare segment. The return to a margin similar to the Group's overall food and management services margin was the strong priority for the next two or three years.

     Rest of the World

     In the Rest of the World, which included the worldwide remote sites activity, revenues of (euro)974 million reflected organic growth of 3.9%.

     In spite of an unfavorable economic environment in the industrial sector, we continued our development in Latin America and won several new contracts in multiservice including Coca Cola, Codelco Norte and Carrefour in Chile, Pepsi Cola and Clariant in Venezuela, Techint in Peru, and Exito in Colombia.

     In China we continued to experience strong growth as a result of new contracts in all segments such as with Motorola, Shanghai Container Limited, and Richina in Business and Industry, and Yewcchung Shanghai Internal School and CAFA in Education. Healthcare development continued with the signing of contracts with the Jin Shan and Dacang hospitals.

     In Australia, we experienced strong growth, as our Minesite subsidiary obtained a contract with the Golden Valley camp.

     The remote sites activity had good performances in the North Sea and in Alaska. The slowdown of foraging activity in the Gulf of Mexico was confirmed.

     The reinforcement of our sales teams and our strategy of following our clients on large projects had begun to show results, such as the three-year contract recently signed with Chiyoda on Sakhalin Island (Russia).

     Total EBITA for these regions was (euro)18 million as compared to (euro)31 million for the prior year. The operating margin declined from 2.9% for fiscal 2002 to 1.9% in the current year. A difficult environment and strong competition in Latin America weighed on EBITA. Finally, in remote sites, expenses related to the opening of certain contracts and to the reinforcement of our sales structures, as well as the allocation of certain overhead costs previously supported by Group management, also weighed on the operating margin.

     Service Vouchers and Cards

     Sodexho Pass had revenues of (euro)248 million and organic growth of 11.3% in fiscal 2003, representing business activities in 26 countries. This increase was mainly attributable to new contracts in our traditional services (meal and food), such as Telecom and Technit in Argentina, SNCB in Belgium, the Ministry of Health in Venezuela, and General Motors in Mexico. Growth also resulted from new services offered to existing clients such as, for example, a culture card provided to 199,000 students in the Centre and Burgundy regions of France, and the creation of the Education voucher for 15,000 beneficiaries of the Postal Service in Hungary, and the consultant voucher "Adviescheque" in Belgium.

     EBITA was (euro)68 million for fiscal 2003, compared to (euro)77 million for the prior year. 74% of the EBITA for this activity was earned in foreign currencies, and therefore, as a result, currency fluctuations had a more significant impact in this activity than in the other activities. The operating margin of 27.5% was comparable to that of the prior year.

     Corporate Expenses

     Corporate expenses, which are included in EBITA, of (euro)28 million in fiscal 2003 declined significantly from the prior year. This was the result of the allocation of corporate expenses to each operating entity.

     Financial Expense, Net

     Net financial expense totaled (euro)152 million as compared to (euro)166 million in the prior year. The improvement resulted in part from a reduction in interest expense due to the reduction in debt and exchange rate variances and also from the impact of items which affected the prior year, principally the provision of (euro)19 million on Sodexho Alliance shares held and the non-repetition of foreign currency exchange gains realized in the prior year in the Service Vouchers and Cards business, when funds were converted into strong currencies.

     Net Exceptional Income/Expense

     Net exceptional income totaled (euro)1 million in fiscal 2003 and was principally explained by a (euro)28.6 million purchase price complement received in fiscal 2003 in connection with the sale of our shares in CCA in fiscal 2001, offset by provisions recorded on Sodexho Alliance stock options and losses on Sodexho Alliance shares totaling (euro)13.6 million, restructuring costs in the United Kingdom and the U.S. totaling (euro)7.6 million, and exceptional costs related to litigation of (euro)5 million.

     Income Taxes

     Income taxes declined to (euro)134 million in fiscal 2003 for an effective rate of 36.9%, which was comparable to the prior year when computed in the same manner.

     Net Income from Equity Method Investees

     Net income from equity method investees was (euro)4 million, which was comparable to the prior year.

     Minority Interests

     Minority interests decreased from (euro)13 million in fiscal 2002 to
(euro)9 million in fiscal 2003 mainly as a result of currency effects.

     Goodwill Amortization

     Goodwill amortization decreased from (euro)67 million in fiscal 2002 to
(euro)62 million in fiscal 2003, mainly as a result of currency exchange impacts.

B.   Liquidity and Capital Resources

     The following table sets forth certain cash flow items for fiscal 2002 through fiscal 2004:

                                                            Year ended August 31,
                                                         --------------------------
                                                          2004      2003      2002
                                                         ------    ------    ------
                                                              (millions of euro)
Net cash provided by operating activities..............     614       490       619
Net cash used in investing activities..................    (245)     (278)     (315)
Net cash used in financing activities..................    (401)     (202)      (70)
Net effect of exchange rate variations on cash.........     (33)      (54)     (118)
                                                         ------    ------    ------

Net increase (decrease) in cash and cash equivalents...     (65)      (44)      116
                                                         ======    ======    ======

     For fiscal 2004, net cash provided by operating activities amounted to
(euro)614 million. Cash provided by operating activities totaled (euro)447 million, a 15.5% increase from fiscal 2003, despite unfavorable currency effects of 7%. Net cash generated by changes in operating working capital amounted to
(euro)163 million in fiscal 2004, of which 25% was from the Service Vouchers and Cards business. The cash flow from changes in working capital in food and management services was driven by organic growth in revenues, improvements in receivables collection, and the impact of the timing of the fiscal year closing date on the payment of employee costs.

     Capital expenditures, net of disposals of property, plant and equipment, amounted to (euro)163 million in fiscal 2004, representing 1.4 % of revenues. Net acquisition expenditures of (euro)82 million in fiscal 2004 mainly included the acquisitions of the remaining interests in Astilbe and Luncheon Tickets. Net cash used in financing activities of (euro)401 million in fiscal 2004 is explained in part by the net repayment of debt of (euro)270 million and by the payment of (euro)103 million in dividends.

     Net debt was reduced by (euro)294 million of which (euro)57 million resulted from the exchange rate effect on August 31, 2004. As such, net debt in our consolidated balance sheet totaled (euro)919 million as of August 31, 2004, and represents 41% of our shareholders' equity including minority shareholders.

     Total financial debt of (euro)2,128 million as of August 31, 2004 principally comprised two bond issues in euro totaling (euro)1,332 million and two credit facilities totaling U.S. $735 million. The balance of outstanding debt represents leasing, term and various revolving credit facilities. As of August 31, 2004, 79% of our debt was at fixed interest rates, and our weighted average interest cost was 5.2%.

     As of August 31, 2004, and in addition to available cash and cash equivalents and marketable securities (excluding restricted cash) of (euro)1,041 million, we had revolving credit facilities available of (euro)331 million to provide funds for liquidity, seasonal borrowing needs and other corporate purposes. We believe our working capital is sufficient for our present requirements. We expect that cash on hand, internally generated cash flows and available credit will be sufficient to cover our additional cash flow requirements in the foreseeable future.

     For fiscal 2003, net cash provided by operating activities amounted to
(euro)490 million. Cash provided by operating activities totaled (euro)387 million, a level close to that for fiscal 2002, despite unfavorable currency effects of 13%, thus confirming the Group's ability to generate cash. Net cash generated by changes in operating working capital amounted to (euro)100 million in fiscal 2003, of which 40% was from the Service Vouchers and Cards business. The remaining amount resulted from organic growth in revenues and the efforts of the operating teams in the Food and Management Services business to improve receivables collection, a strategic priority for the group.

     Capital expenditures, net of disposals of property, plant and equipment, amounted to (euro)226 million in fiscal 2003, representing 1.9% of revenues. Significant investments in information systems were made during the year in the main countries where the Group operates.

     Net acquisition expenditures of (euro)33 million in fiscal 2003 mainly included the acquisitions of the remaining 23.16% of Sodexho Pass do Brazil from its minority shareholders and 91.4% of the outstanding shares of Patriot Medical Technologies, Inc., a U.S. company based in Tennessee which specializes in providing engineering services to the medical sector.

     Net cash used in financing activities of (euro)202 million in fiscal 2003 is explained in part by the repayment of debt of (euro)97 million and the remainder by the payment of (euro)105 million in dividends.

     Net debt was reduced by (euro)162 million of which (euro)82 million resulted from the exchange rate effect on August 31, 2003. As such, net debt in our consolidated balance sheet totaled (euro)1,201 million as of August 31, 2003, and represents 52% of our shareholders' equity including minority shareholders.

     Total financial debt of (euro)2,488 million as of August 31, 2003 principally comprised three bond issues in euro totaling (euro)1,605 million and U.S. dollar credit facilities totaling U.S. $718 million. The balance of outstanding debt represents leasing, term and various revolving credit facilities. As of August 31, 2003, 91% of our debt was at fixed interest rates, and our weighted average interest cost was 5.5%.

     As of August 31, 2003, and in addition to available cash and cash equivalents and marketable securities (excluding restricted cash) of (euro)1,142 million, we had revolving credit facilities available of (euro)119 million to provide funds for liquidity, seasonal borrowing needs and other corporate purposes.

C.   Research and Development, Patents and Licenses, etc.

     We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. Other than the Sodexho name, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.

D.   Off-balance sheet arrangements.

     Commitments made as of August 31, 2004 (millions of euro) were as follows:


                                                                        August 31, 2004                  August 31, 2003
                                                                 1-3                     >5
                                                  < 1 year      years   >3-5 years      years      Total        Total

Financial guarantees to third parties .......           46          2           17          9         74           59
Performance bonds on operating leases .......           17         10            7          4         38           33
Client performance bonds ....................            6         10           --         --         16           48
Other commitments ...........................            4          3           --         --          7           10
                                                 ---------  ---------    ---------  ---------  ---------    ---------
Total .......................................           73         25           24         13        135          150
                                                 =========  =========    =========  =========  =========    =========

     With respect to the above table, there are no other significant off balance sheet commitments.

     Sureties

     In connection with its Service Vouchers and Cards business, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling (euro)10 million as of August 31, 2004. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries in fiscal 2004 were not significant.

     Commitments to purchase or sell shares in companies

     Commitments made:

o    Abra (subsidiary of Sodexho Scandinavian Holding AB)

     The Group, through its Sodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 8% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount is (euro)0.5 million and based on current projections, is estimated at (euro)1.9 million.

o    Altys Multiservices

     The Group has entered into a put agreement to acquire 18.5% of the shares of Altys Multiservice from the minority shareholders between October 1 and November 30, 2005, and 1.5% between October 1 and November 30, 2007, for a purchase price based on a multiple of the average economic profits, as defined contractually in the year of exercise with an adjustment based on the following year's results.

o    Sodexho Italia

     The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010, at the latest, for a purchase price based on a multiple of the average economic profits, as defined contractually.

o    Sodexho MM Catering

     The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority shareholders at any time for a purchase price based on a multiple of the average economic profits as defined contractually, for a minimum amount of (euro)0.2 million.

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

o    Altys Multiservices

     The minority shareholders of Altys Multiservice have entered into a call agreement to sell 18.5% of the shares to the Group between October 1 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.

     Other commitments

     Securitization

     Our food service subsidiaries in the United Kingdom have securitized without recourse a portion of their client receivables for an amount of (euro)48 million and (euro)82 million as of August 31, 2004 and 2003, respectively.

     Commitments for stock options in Sodexho Alliance shares

     The Group has the following stock option commitments:

     o 2,168,641 shares with an average exercise price of U.S. $27.30 to certain employees of Sodexho, Inc., in connection with the Group's acquisition of 53% of Sodexho Marriott Services, Inc. in June 2001. These options are exercisable in the following periods:

          o From August 31, 2004 through various expiration dates, the latest being April 31, 2011: 1,898,259 shares

          o From August 31, 2005 through various expiration dates, the latest being April 31, 2011: 270,382 shares

     o 5,669,293 Sodexho Alliance shares granted by the Board of Directors to Group employees in connection with various stock option plans. Following is information with respect to these plans.

                     Exercisable period

                                                 Exercise    Number of shares
Issuance date       From              To          Price     on August 31, 2004

January, 2000    March, 2004    January, 2005  39.86 euros         69,026
April, 2000      March, 2004    January, 2005  39.86 euros          2,251
January, 2001    March, 2005    January, 2006  48.42 euros        298,761
January, 2002    January, 2006  January, 2007  47.00 euros        394,340
January, 2002    January, 2006  January, 2008  47.00 euros      1,068,242
September, 2002  April, 2006    March, 2008    47.00 euros         12,000
October, 2002    October, 2006  October, 2007  21.87 euros          2,730
January, 2003    January, 2004  January, 2009  24.00 euros      2,739,100
June, 2003       January, 2004  January, 2009  24.00 euros         84,660
January, 2004    January, 2005  January, 2010  24.50 euros        998,183
                                                               ----------
TOTAL                                                           5,669,293
                                                               ==========


     In connection with its acquisition of Sogeres, the Group committed to maintain Sogeres' stock option plan dated August 1, 1997. The Group committed to acquire the Sogeres shares from the optionees through September 2004 and has recorded a related liability in its accounts. As of August 31, 2004, the Group had acquired all of the shares. A second stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of (euro)3.5 million was recorded in the consolidated financial statements as of August 31, 2004.

Operating lease commitments

     Operating lease commitments are as follows:

     Less than one year        (euro)100 million

     From one to three years   (euro)121 million

     From three to five years  (euro)53 million

     More than five years      (euro)24 million

     Operating lease commitments primarily relate to central kitchens under tri-partite agreements with municipalities for (euro)52 million and rent of
(euro)132 million for office space and (euro)114 million for various equipment.

Retirement plan obligations

     As of August 31, 2004, retirement plan obligations which were not recorded as a liability in the balance sheet because of the existence of an external fund totaled (euro)442 million. Partially offsetting this amount are external funds totaling (euro)298 million.

F.   Tabular Disclosure of Contractual Obligations

     Future payments on borrowings and other debt balances as of August 31, 2004 were due as follows:

                                                                                            Total       Total
                                       Less than    One to     Three to five  More than   August 31,  August 31,
                                       one year   three years       years     five years     2004       2003
                                       ---------  -----------  -------------  ----------  ----------  ----------
                                                                  (millions of euro)
Bonds
Euro................................          32                      1,300                   1,332       1,641
                                       ---------  -----------  -------------  ----------  ----------  ----------
    Total bonds.....................          32                      1,300                   1,332       1,641
Bank borrowings (1)
U.S. Dollars........................         218          441            42                     701         953
Euro................................         (41)         (78)          (38)         20        (137)       (388)
Pounds Sterling.....................         132           (1)                                  131          85
Other currencies....................          18            5                                    23          45
                                       ---------  -----------  -------------  ----------  ----------  ----------
    Total bank borrowings...........         327          367             4          20         718         695
Capital lease obligations
U.S. Dollars........................           3            2                                     5           7
Euro................................          11           15             7           5          38          38
Other currencies....................                                      3                       3           3
                                       ---------  -----------  -------------  ----------  ----------  ----------
    Total capital lease
  obligations.......................          14           17            10           5          46          48
Other borrowings
Euro................................           6            2                         1           9           4
Other currencies....................                                                                          1
                                       ---------  -----------  -------------  ----------  ----------  ----------
    Total other borrowings..........           6            2                         1           9           5
Bank overdraft balances
Euro................................          16                                                 16          25
U.S. dollars .......................           1                                                  1
Pounds Sterling.....................                                                                         70
Other currencies....................           6                                                  6           4
                                       ---------  -----------  -------------  ----------  ----------  ----------
    Total bank overdrafts...........          23                                                 23          99
                                       ---------  -----------  -------------  ----------  ----------  ----------
Total...............................         402          386         1,314          26       2,128       2,488
                                       =========  ===========  =============  ==========  ==========  ==========

------------------
(1) Includes impact of swaps; see note 3.17 to the consolidated financial statements for further information.

ITEM 6. Directors, Senior Management and Employees

A.   Directors and Senior Management

     The table below sets forth, as of October 31, 2004, the names of our directors, their dates of birth, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current terms.

                                                                      Initially
          Name              Date of Birth          Position           Appointed         Expiration of Term
------------------------- ------------------   ------------------ ------------------ -------------------------
Pierre Bellon(2)(4)       1/24/1930               Chairman           11/14/1974                2007
Remi Baudin(2)(3)         10/19/1930            Vice Chairman         2/25/1983                2007
Astrid Bellon             4/16/1969               Director            7/26/1989                2007
Bernard Bellon (4)        8/11/1935               Director            2/26/1975                2006
Francois-Xavier           9/10/1965               Director            7/26/1989                2007
   Bellon
Sophie Clamens            8/19/1961               Director            7/26/1989                2007
Paul Jeanbart(6)*         8/23/1939               Director            2/13/1996                2005
Charles Milhaud           2/20/1943               Director            2/4/2003                 2006
Francois Perigot(1)       5/12/1926               Director            2/13/1996                2005
   (4)*
Edouard de Royere(2)      6/26/1932               Director            2/13/1996                2005
   (4)(5)*
Nathalie Szabo(2)         1/26/1964               Director            7/26/1989                2007
H.J. Mark                 11/02/1940              Director            2/05/2002                2005
   Tompkins(6)*

------------------
(1)  Chairman of the Nominating Committee.

(2)  Member of the Nominating Committee.

(3)  Chairman of the Compensation Committee.

(4)  Member of the Compensation Committee.

(5)  Chairman of the Audit Committee and financial expert.

(6)  Member of the Audit Committee.

*    Independent director.


     Pierre Bellon. Mr. Bellon founded Sodexho Alliance in 1966 and currently serves as its Chairman and Chief Executive Officer. Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls us, and as Chairman of its Executive Board (Board of Directors) from 1996 until February 2002. At that time, he was appointed Chairman of the Bellon SA Supervisory Board. Mr. Bellon has also served as National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970 and President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975. He was a member of the Economic and Social Council from 1969 to 1979 and has been a member of the Executive Council of the National Council of French Employers (CNPF (now known as the Medef)) since 1976 and since 1981, its Vice-President. He has also served as President of the Management Improvement Association, which he founded in 1987, and as a member of the Board of the National Association of Joint-Stock Companies. Mr. Bellon is currently a director of Pinault Printemps La Redoute. Mr. Bellon and his children, Astrid Bellon, Sophie Clamens, Nathalie Szabo and Francois-Xavier Bellon and their children, hold (68.5%) of the shares in Bellon SA, which holds a 38.53% economic interest in Sodexho Alliance as of October 31, 2004.

     Remi Baudin. Before helping Pierre Bellon to create Sodexho Alliance, Mr. Baudin took part in a number of foreign projects for the management consultant company SEMA from 1957 to 1965. He reorganized and managed its ship supply business (1965-1969), then created a joint venture with Sonatrach in the Remote Sites business and headed the two companies' joint subsidiary in Algeria (1969-1970). He successively managed the Food and Management Services France division and started up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Guinea, Algeria and Libya (1977-1982); and the Food and Management Services

France and Europe division (1982-1992). Mr. Baudin is also President of FERCO, the European food services confederation, which he founded in 1988 and is the President of the Supervisory Board of Octofinances SA. He was Chairman of the Bellon SA Supervisory Board from 1996 until February 2002 and currently serves as its Vice Chairman.

     Astrid Bellon. Astrid Bellon is a member of the Executive Board of Bellon SA, is President of Sofrane SAS, and is a Manager and Permanent Representative of Sofrane for S.C.A Sobelnat. Since 1999, Ms. Bellon has worked in the field of audio-visual production, and in 2001, she created the company "Les Films d'a Cote," in which she is also a shareholder. Astrid Bellon is the daughter of Pierre Bellon.

     Bernard Bellon. Mr. Bellon was Director of Compagnie Hoteliere du Midi (a member of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de Union Europeenne Group from 1970 to 1988. In 1988, he founded Finadvance SA, a venture capital company, and has since served as its Chairman. He also serves as a member of the Bellon SA Supervisory Board and a director of CIC France and Copelia. Bernard Bellon is the brother of Pierre Bellon.

     Francois-Xavier Bellon. Francois-Xavier Bellon began his career in the temporary employment business as an agency manager for Adia France (1990-1991) and then for Ecco in Barcelona, Spain, where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995). He joined the Group in September 1995, initially as segment manager and later as development manager for the Healthcare segment in France. He is a member of the Executive Board of Bellon SA. In 1999 he became the Chief Operating Officer of Sodexho Mexico. In January 2004, he was nominated as the Chief Executive of Sodexho UK, before having to resign his position several months later, for health reasons. Francois-Xavier Bellon is the son of Pierre Bellon.

     Sophie Clamens. From 1985 to 1987, Ms. Clamens was employed by Credit Lyonnais in New York as a mergers and acquisitions advisor for the bank's French clientele. She later worked as a sales agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani. Ms. Clamens joined the Group's finance department in 1994, initially as a development analyst and later responsible for strategic financial planning. Since 2002, she has been Manager of Strategic Planning for the Group. Ms. Clamens became Chairman of the Executive Board of Bellon SA in 2002, and, currently serves as a director of Holding Altys SA. Ms. Clamens is the daughter of Pierre Bellon.

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

     Charles Milhaud. Mr. Milhaud joined the Caisse d'Epargne in 1964. In 1983, he became Directeur General of the Caisse d'Epargne des Bouches du Rhone et de la Corse as well as a Member of the Supervisory Board of the Centre National des Caisses d'Epargne (CENCEP). In 1995, he was named Vice President of the Board of Directors of the Caisse Centrale des Caisses d'Epargne. When the two entities merged in 1999 to form the Caisse Nationale des Caisses d'Epargne (CNCE), Mr. Milhaud was named President of the Directoire, a position he currently holds. Mr. Milhaud is also Vice President of the Board of Directors of Eulia Compagnie Financiere, President of the Supervisory Councils of Credit Foncier de France and Financiere Oceor, Member of the Supervisory Board of CNP Assurance, member of the Executive Committee of the Federation Bancaire Francaise, President of the European Sector of Caisse d'Epargne, Chairman of the Supervisory Committee of Ixis and member of the Boards of Directors of Sopassure and the Banque Internationale des Mascareignes. He is a permanent representative of the CNCE to the Boards of the Banque de Tahiti, Holassure, the Banque des Iles Saint-Pierre-et-Miquelon, the Banque des Antilles Francaises, Credit Saint-Pierrais, the Banque de la Reunion, the and the Banque de Nouvelle-Caledonie.

     Francois Perigot. After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Perigot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Platre, and from 1988 to 1998 he served as Vice Chairman and later Chairman of UNICE, the European union of employer and industry confederations. Mr. Perigot has also served as a president of the Enterprise Institute (1983-1986), a president of the National Council of French Employers (1986-1994), a member of the Executive Committee of the International Chamber of Commerce (1987-1989) and a member of the

Economic and Social Council (1989-1999). He has been President of the Franco-Dutch Chamber of Commerce since 1996, President of MEDEF International since 1997 and President of the International Employers Organisation since June 2001. He currently serves as a director of Unilever Bestfoods France, Lever and OENEO.

     Edouard de Royere. After working as an authorized representative with power of attorney for Credit Lyonnais and as Director of Union Immobiliere et Financiere, Mr. de Royere joined L'Air Liquide in 1966. He successively held the positions of General Secretary to senior management and Investor Relations Manager, and in 1967 he was appointed Company Secretary. Mr. de Royere joined the L'Air Liquide Board of Directors in 1971. He became Assistant Managing Director in 1979, then Vice Chairman and Assistant Managing Director, and finally Vice Chairman in 1982. From 1985 to 1995, he served as Chairman and Chief Executive Officer of L'Air Liquide. In 1997, he was named Honorary Chairman of L'Air Liquide and since 2001 he has served as a member of its Supervisory Board. He is also Honorary Chairman of the National Association of Joint-Stock Companies. Mr. de Royere currently serves as a member of the Supervisory Board of Michelin.

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

     H.J. Mark Tompkins. Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the U.K., continental Europe and the U.S. He joined the Slater Walker Securities group in 1972 and was named Chief Executive Officer of Compagnie Financiere Haussmann, a publicly traded company in France. From 1975 through 1987, he became active in property development, investment and management in both residential and commercial sectors. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, pharmaceutical, retail and distribution, leisure, tourism and manufacturing sectors. He has significant experience in mergers and acquisitions, start-ups, initial public offerings, and private and public debt offerings. He currently serves as director of Calcitech Ltd, Healthcare Enterprise Group Plc, and Kingkaroo(Pty) Ltd. Mr. Tompkins is a British citizen.

Executive Officers

     The table below sets forth, as of October 31, 2004, the names and dates of birth of our executive officers, which include Pierre Bellon as Chairman and Chief Executive Officer and the members of our Executive Committee.

         Name          Date of Birth                 Position

 Pierre Bellon           1/24/1930    Chairman and Chief Executive Officer
 Elisabeth Carpentier    5/08/1954    Group Senior Vice President and Chief Human Resources Officer
 Jean-Michel Dhenain     12/10/1944   Group President and Chief Operating Officer
 Sian Herbert-Jones      9/13/1960    Group Senior Vice President and Chief Financial Officer
 Vincent Hillenmeyer     7/16/1966    Group Senior Vice President, Strategic Planning
 Michel Landel           11/07/1951   Group President and Chief Operating Officer
 Philippe Lauthier       22/09/1957   Group Senior Vice President, Procurement
 Richard Macedonia       9/21/1943    President and Chief Executive Officer, North America
 Clodine Pincemin        7/20/1952    Group Senior Vice President, Corporate Communications and
                                        Sustainable Development

     Elisabeth Carpentier. Ms. Carpentier joined us in 1981 as Director of Hiring and Placement. From 1994 to 1998, she served as Human Resources Director for our Food and Management Services subsidiary in France. In January 1998, she was appointed Group Senior Vice President and Chief Human Resources Officer. Ms. Carpentier has both a law diploma and a post-graduate degree in human resources management.

     Jean-Michel Dhenain. Mr. Dhenain joined us in 1972, where he served as Regional Director, Departmental Director and then Sales Director. He then headed the Hospitals-Clinics division before moving to our French healthcare subsidiary in 1987 and our French schools-universities subsidiary in 1991. Mr. Dhenain is currently our Co-President and Chief Operating Officer responsible for Food and Management Services activities in Continental Europe, South America and Asia/Australia. He has supervised operations in Continental Europe since April 30, 1998 and is the Market Champion for Healthcare. Mr. Dhenain has a degree in law and economics from the University of Dijon, France.

     Sian Herbert-Jones. Ms. Herbert-Jones began her career in Corporate Finance with Price Waterhouse in London and Paris from 1982 to 1995, where she served, notably, as Director in the Mergers and Acquisitions department. While at Price Waterhouse, she played an active role in our acquisition of Gardner Merchant in 1995. Ms. Herbert-Jones joined us in 1995 and was appointed Treasurer in 1998, Deputy Chief Financial Officer in October 2000 and Group Senior Vice President and Chief Financial Officer in November 2001. She holds an M.A. in History from Oxford University and is a Chartered Accountant in England and Wales.

     Vincent Hillenmeyer. Mr. Hillenmeyer is the Senior Vice President for Strategic Planning and Control. He began his career in 1988 with Arthur Andersen. After joining Sodexho in 1991, he served as Remote Sites Finance Manager in Cameroon, then in 1993 as District Manager for Sodexho France, Business and Industry, in 1995 as Financial Analyst for Sodexho France, Business and Industry, and in 1998 as Paris-Ile de France Regional Director, Large Accounts. In 2000, he was appointed Vice President, Special Projects, Information Systems, for Sodexho, Inc. In October 2001, he was promoted to Group Senior Vice President Strategic Planning. He earned a degree in 1988 from HEC, one of France's leading business schools.

     Michel Landel. Mr. Landel has served as President, Chief Executive Officer, and a member of the Board of Directors of Sodexho, Inc. (formerly SMS) since May 1999. Mr. Landel joined us in 1984 as Chief Operating Manager for Eastern Africa, Libya and Algeria. Mr. Landel served as President and Chief Executive Officer of Sodexho North America (known now as Sodexho, Inc.) from 1989 to 1998. He was appointed an Executive Vice President of Sodexho, Inc. in 1998 and was also appointed President, Corporate Services, in June 1998. Mr. Landel currently serves as Co-President and Chief Operating Officer responsible for Food and Management Services activities in North America, the United Kingdom and Ireland, as well as for remote sites activities. He is the Market Champion for Business and Industry (and prior to April 22, 2002, for Education). He has a degree in business and management from the European Business School.

     Philippe Lauthier. Mr. Lauthier has served as Group Senior Vice President, Procurement since January 2004. Mr. Lauthier acquired expertise in international purchasing management at companies such as Auchan, where he had been employed from 1981 to 1985, Promodes (1985-1999) and Carrefour (1999 to 2003). Prior to joining Sodexho, Mr. Lauthier had successfully developed the synergies resulting from the merger between Carrefour, Promodes, and Comptoirs Modernes. He has a bachelor's degree in economic sciences, a master's degree in economic sciences and applied mathematics from the University of Aix-Marseille II and a DESS (Diplome d'Etudes Superieures Specialisees) in marketing and was an auditor at the Law Faculty.

     Richard "Dick" Macedonia. Mr. Macedonia is the President and Chief Executive Officer of Sodexho, Inc. Before being named COO in 2003, Mr. Macedonia most recently was the president for Sodexho's Health Care Services Division. Mr. Macedonia began his career with the company in 1968 as a unit manager in the Campus Services Division, and joined Health Care Services in 1975. He has held positions throughout the divisions including district manager, vice president of marketing and sales, and vice president of business development. Mr. Macedonia is a graduate of Indiana University of Pennsylvania, Indiana, PA. He is a corporate member of both the Health Insights Foundation and the Hospital Research and Development Institute.

     Clodine Pincemin. Ms. Pincemin joined us in 1974. She was later appointed to head public relations and then communications for France. Since 1991, she has held the position of Senior Vice President, Corporate Communications and Sustainable Development. Ms. Pincemin has a degree in French literature.

B.   Compensation

     During fiscal 2004, members of our Board of Directors received total fees, compensation and benefits from Sodexho Alliance and related companies as follows.

                                       Sodexho
                                       Alliance
                                    Board meeting
               Name                      fees       Bellon S.A.(2)   Total(1)
-----------------------------------------------------------------------------
                                                      (in euro)
Pierre Bellon                              26,600        263,092     289,692
Remi Baudin                                29,400          1,500      30,900
Astrid Bellon                              17,000         53,400      70,400
Bernard Bellon                             21,300          1,500      22,800
Francois-Xavier Bellon                     17,000        163,561     414,935
Sophie Clamens                             20,800         95,003     159,499
Paul Jeanbart                              21,300                     21,300
Charles Milhaud                            14,000                     14,000
Francois Perigot                           25,200                     25,200
Edouard de Royere                          31,900                     31,900
Nathalie Szabo                             22,100         67,900     136,074
H.J. Mark Tompkins                         23,700                     23,700

------------------

(1) Amount includes Board meeting attendance fees paid by Sodexho Alliance as well as all compensation and benefits of any kind paid with respect to responsibilities with Bellon SA and Sodexho Alliance.

(2) Compensation with respect to responsibilities with Bellon SA, including Directors' fees.

     As a matter of French law non-employee members of our Board of Directors may not be granted stock options.

     Compensation for our executives is comprised of a fixed salary, a performance bonus tied to the achievement of annual objectives, and benefits. For fiscal 2004, the aggregate compensation received by members of the Executive Committee was (euro)3,678,129 which included base pay totaling (euro)2,683,400 and variable pay totaling (euro)994,729. The nine members of the Executive Committee also received options to purchase a total of 237,000 Sodexho Alliance shares. During fiscal 2004, the total compensation paid to the Group Chief Executive Officer and Chief Operating Officers was as follows:


                                 Fixed          Variable
                             compensation     compensation        Total
                                             (amounts in euro)

Pierre Bellon                       289,692               -       289,692
Jean-Michel Dhenain                 331,494         152,668       484,162
Michel Landel                       638,814         344,727       983,541

     The table below provides certain information regarding the options to purchase our common shares granted to executive officers.

     Date of Plan   Amount(1)  Exercise Price per Share  Expiration Date
-----------------------------------------------------------------------------
  January 25, 2000   22,578           (euro)39.86        January 24, 2005
  January 24, 2001   25,767           (euro)48.42        January 23, 2006
  January 11, 2002   46,500           (euro)47.00        January 10, 2007

  January 11, 2002   60,000           (euro)47.00        January 10, 2008

  January 27, 2003  214,000           (euro)24.00        January 26, 2009
  January 27, 2003   40,000           (euro)24.00        January 26,2009
   June 12, 2003     15,000           (euro)24.00        January 26,2009
  January 20, 2004  237,000           (euro)24.50        January 19, 2010

---------------------------------------

(1) These amounts have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

     During fiscal 2004, we and our subsidiaries recorded total charges of
(euro)54.9 million for pension, retirement and similar benefits and, as of August 31, 2004, we and our subsidiaries had accrued a total of (euro)155.4 million for these items.

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

          o the Nominating Committee for Board members and corporate officers, which examines the Chairman's proposals, prepares recommendations to present to the Board and keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant; and

          o the Compensation Committee, which proposes compensation packages for corporate officers and senior executives, including stock option plans.

     The Audit Committee is chaired by Edouard de Royere, a financial expert, with the assistance of Paul Jeanbart and Mark Thompkins. Ms. Clamens and Mr. Baudin are invited to attend the Audit Committee meetings but are not members. In addition, Mr. Pierre Bellon, Ms. Herbert-Jones and the Group Vice President, Internal Audit are regularly invited to present their activities and to respond to committee members questions. Our external auditors report to the Audit Committee periodically on their activity and planned actions. The Chairman of the Audit Committee reports to the Board after each Audit Committee meeting. The Audit Committee met seven times during fiscal 2004 . The committee discussed a variety of pertinent issues including the approval of the Internal Audit Plan for fiscal 2004, an examination of the principal accounting rules applied by the Group, the impact of International Financial Reporting Standards (IFRS) on the consolidated financial statements, the organization of the Group's finance function, the reinforcement of the internal Audit department, the status of the CLEAR project, which is management's initiative to evaluate internal control procedures to comply with applicable French and US laws, and the renewal of Directors' and Officers' liability insurance coverages. The Audit Committee also reviewed the consolidated financial statements for fiscal 2003 as well as the half-year consolidated financial statements for fiscal 2004. The committee approved the audit and non-audit engagements and fees of the Group's external audit firms and their affiliates.

     The Nominating Committee is chaired by Francois Perigot with the assistance of Pierre Bellon, Edouard de Royere, Remi Baudin and Nathalie Szabo. The Nominating Committee met 3 times during fiscal 2004 and reviewed matters including succession planning for Mr. Bellon, the assessment of directors' independence, and the nomination of new directors.

     The Compensation Committee is chaired by Remi Baudin, who is also Vice Chairman of the Board of Directors, with the assistance of Pierre Bellon, Francois Perigot, Edouard de Royere and Bernard Bellon. The Compensation Committee met twice during fiscal 2004 and reviewed matters including the feasibility of a new Employee Savings plan, new stock option plans and revised rules, and compensation packages for the Chairman and Chief Executive Officer and the two Presidents and Chief Operating Officers.

     The Board of Directors met eight times during fiscal 2004.

     There are no service contract termination benefits for Directors as such benefits are forbidden by French law.

D.   Employees and Labor Relations

     As of August 31, 2004, we had 312,975 employees worldwide. The table below shows the number of employees of our company and our subsidiaries by geographic zone as of August 31, 2004, 2003 and 2002.

                                                          August 31,
                                              ----------------------------------
                                                2004         2003         2002
                                              --------     --------     --------
       North America..................         116,772      119,009      117,689
       United Kingdom and Ireland.....          49,053       51,843       61,835
       France.........................          30,359       30,465       30,477
       Rest of Europe.................          53,132       49,897       49,438
       Rest of the World..............          63,659       57,171       55,702
                                              --------     --------     --------
          Total Number of Employees            312,975      308,385      315,141
                                              ========     ========     ========

     Following is a breakdown of our employees by category as of August 31 2004, 2003 and 2002.

                                                          August 31,
                                              ----------------------------------
                                                2004         2003         2002
                                              --------     --------     --------
Executives and middle management                 6,408        6,137        5,759
Establishment managers and supervisory staff    32,368       33,173       25,614
Front line service staff and other             274,199      269,075      283,768
                                              --------     --------     --------
  Total Number of Employees                    312,975      308,385      315,141
                                              ========     ========     ========

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

E.   Share Ownership

     Collectively, members of the Board of Directors and the Executive Committee directly own less than 0.5% of our outstanding capital stock. Pierre Bellon and his children, Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo, collectively own an economic interest of approximately 68.5 % (representing a voting interest of approximately 82.6 %) in Bellon SA, which, as of October 31,2004, owns an economic interest of approximately 38.5% (representing a voting interest of approximately 39.9%) in us. This difference between voting and economic interests in Sodexho is attributable to the fact that a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder, as described in "Item 10.B. Additional Information--Memorandum and Articles of Association." As of October 31, 2004, 5,269,400 of the shares owned by Bellon SA had double voting rights. Bernard Bellon, who is Pierre Bellon's brother, and members of the Bellon family own, as of October 31, 2004, an economic interest of approximately 13% in Bellon SA. The table below sets forth share ownership information, exclusive of these indirect interests, for these individuals and for Bellon SA as of October 31, 2004.

                                                                     Number of
                                           Name                    Shares Owned
Bellon SA...................................................      61,257,490 (1)
Pierre Bellon...............................................           *(2)
Remi Baudin.................................................           *(2)
Astrid Bellon...............................................           *(2)
Bernard Bellon..............................................           *(2)
Francois-Xavier Bellon......................................           *(2)
Sophie Clamens..............................................           *(2)
Patrice Douce...............................................           *(2)
Paul Jeanbart...............................................           *(2)
Francois Perigot............................................           *(2)
Edouard de Royere...........................................           *(2)
Nathalie Szabo..............................................           *(2)
H.J. Mark Tompkins..........................................           *(2)
Elisabeth Carpentier........................................           *(2)
Jean-Michael Dhenain........................................           *(2)
Sian Herbert-Jones..........................................           *(2)
Michel Landel...............................................           *(2)
Clodine Pincemin............................................           *(2)
Philippe Lauthier                                                      *(2)
Vincent Hillenmeyer                                                    *(2)

------------------
(1) Pierre Bellon owns .01% of the outstanding shares of Bellon SA; Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children each own an economic interest of 17.12% in Bellon SA. At any ordinary shareholders' meeting of Bellon SA, Pierre Bellon has a voting interest of 65.1% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children has a voting interest of 4.4%. At any extraordinary meeting, Pierre Bellon has a voting interest of .01% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo has a voting interest of 20.7%. Bernard Bellon and other members of the Bellon family own an economic interest of 12.8% in Bellon SA. At any ordinary shareholders' meeting, Bernard Bellon has a voting interest of 17.1%. At any extraordinary meeting, Bernard Bellon has a voting interest of 2.9%. Bellon SA is the beneficial owner of approximately 38.53% of our outstanding shares.

(2)  Indicates beneficial ownership of less than 1% of the shares outstanding.


     As of October 31, 2004, members of our Board of Directors and Executive Committee held, in the aggregate, options to acquire 660,845 shares of our common stock. The following table lists the amounts, exercises prices and expiration dates of options held by these individuals at that time.

                                       Exercise Price
                Name       Amount(1)     per Share         Expiration Date

Pierre Bellon                  --           --                   --
Remi Baudin(2)                 --           --                   --
Astrid Bellon(2)               --           --                   --

                                       Exercise Price
                Name       Amount(1)     per Share         Expiration Date

Bernard Bellon(2)              --           --                   --
Francois-Xavier Bellon(2)      --           --                   --
Sophie Clamens(2)              --           --                   --
Patrice Douce(2)               --           --                   --
Paul Jeanbart(2)               --           --                   --
Francois Perigot(2)            --           --                   --
Edouard de Royere(2)           --           --                   --
Nathalie Szabo(2)              --           --                   --
H.J. Mark Tompkins             --           --                   --
Elisabeth Carpentier             4,172        (euro)39.86      January 24, 2005
                                 5,317        (euro)48.42      January 23, 2006
                                10,000        (euro)47.00      January 10, 2007
                                35,000        (euro)24.00      January 26, 2009
                                35,000        (euro)24.50      January 19, 2010
Jean-Michel Dhenain              8,221        (euro)39.86      January 24, 2005
                                10,225        (euro)48.42      January 23, 2006
                                15,000        (euro)47.00      January 10, 2007
                                43,000        (euro)24.00      January 26, 2009
                                45,000        (euro)24.50      January 19, 2010
Sian Herbert-Jones               6,135        (euro)39.86      January 24, 2005
                                 6,135        (euro)48.42      January 23, 2006
                                15,000        (euro)47.00      January 10, 2007
                                40,000        (euro)24.00      January 26, 2009
                                40,000        (euro)24.50      January 19, 2010
Vincent Hillenmeyer                982        (euro)39.86      January 24, 2005
                                 4,000        (euro)47.00      January 10, 2007
                                17,000        (euro)24.00      January 26, 2009
                                17,000        (euro)24.50      January 19, 2010
Michel Landel                   30,000        (euro)47.00      January 10, 2007
                                60,000        (euro)24.00      January 26, 2009
                                45,000        (euro)24.50      January 19, 2010
Philippe Lauthier               10,000        (euro)24.50      January 19, 2010
Dick Macedonia                  26,000        (euro)47.00      January 10, 2007
                                40,000        (euro)24.00      January 26, 2009
                                15,000        (euro)24.00      January 26, 2009
                                35,000        (euro)24.50      January 19, 2010
Clodine Pincemin                 3,068        (euro)39.86      January 24, 2005
                                 4,090        (euro)48.42      January 23, 2006
                                 6,500        (euro)47.00      January 10, 2007
                                19,000        (euro)24.00      January 26, 2009
                                10,000        (euro)24.50      January 19, 2010
                          ---------------
Total                          660,845
                          ===============

------------------
(1) These numbers have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

(2) We do not grant options to members of the Board of Directors (other than the Chairman of the Board) who are not employees.

     Our Board of Directors approved three Sodexho Alliance Stock Option Plans on January 20, 2004. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. The exercise price for these plans is (euro)24.50. Options under these plans will be valid from the grant date through January 19, 2010. Under the plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 19, 2008. Options under these plans, totaling 1,009,683 were granted to 494 employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these three plans are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved four Sodexho Alliance Stock Option Plans in 2003. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. The first three plans were approved on January 27, 2003 and the fourth plan on June 12, 2003. The exercise price for these plans is
(euro)24.00. Options under these plans will be valid from the grant date through January 26, 2009. Under the January 27, 2003 plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 27, 2007. Options under these plans, totaling 2,917,800, were granted to 1,344 employees. Under the June 12, 2003 plan, 25% of the options granted vest and become exercisable on January 27 of each year such that the entire option is vested on January 27, 2007. Options under this plan, totaling 84,660, were granted to nine employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these four plans are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved two Sodexho Alliance Stock Option Plans prior to December 31, 2002. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 21, 2000. The first plan was approved on September 17, 2002. Options under this plan, totaling 12,000, were granted to a single newly hired employee and will be valid from September 17, 2002 to March 31, 2008. The options vest in full on April 1, 2006 and may be exercised between April 1, 2006 and March 31, 2008 with an exercise price of
(euro)47.00. The second plan was approved on October 10, 2002. Options under this plan, totaling 3,220, were granted to 46 employees and will be valid from October 10, 2002 to October 10, 2007. The options vest in full on October 10, 2006 and may be exercised between October 10, 2006 and October 10, 2007 with an exercise price of (euro)21.87. For both plans, if an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. For both plans, no options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options granted under both plans are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce). Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

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

     In addition, in 2001 we created the Sodexho Alliance International Employee Stock Ownership Plan in which approximately 150,000 employees of Sodexho Alliance and Sodexho Alliance's majority-owned subsidiaries were eligible to participate. This plan was open for cash contributions from April 23, 2001 until September 19, 2001, and it offered two options to subscribe for shares. The first, called Alliance Plus, allowed employees to invest up to 2.5% of their gross annual pay. Each cash contribution was matched on a non-recourse basis by an unaffiliated bank with an additional contribution equal to nine times the employee's investment to be used towards the purchase of additional shares. If the stock appreciates in value during the term of the plan, the employees repay the matching funds to the bank and a portion of the stock's appreciation from the proceeds of the sale of the stock. If the stock depreciates in value, the employee is not responsible for reimbursing the bank for its loss. Under the second plan, called Alliance Classic, employees were given the option of investing up to 25% of their gross annual compensation towards the purchase of shares at a discount to fair market value. The two plans were not mutually exclusive, and employees could select a combination of the two for investment. Under both plans, employee investments cannot be withdrawn without penalty for a period of five years from the time of investment. The employee in both cases benefited from a discount of up to 20% of the fair market price of our shares at the time the shares were issued. On October 18, 2001, the Board of Directors issued 1,385,848 shares with a par value of (euro)4 each and an issue price of
(euro)44.10 per share for United States employees and (euro)41.51 for other employees.

     As of August 31, 2004, 33,701 employees held 2,703,578 Sodexho Alliance shares, representing 1.7% of the outstanding shares of Sodexho Alliance.

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

     As of October 31, 2004, 3,354 members of management held 7,859,482 options to purchase Sodexho Alliance shares and 57,698 restricted stock units, representing 4.9% of the shares of Sodexho Alliance on a fully-diluted basis.

ITEM 7.  Major Shareholders and Related Party Transactions

A.   Major Shareholders

Below is a diagram illustrating our ownership as of October 31, 2004.


     (   Bernard Bellon   )
     (and other members of)                    (  Pierre Bellon   )
     ( the Bellon family  )                    ( and his children )
       -------------------                       ----------------
                  \                                     |
                13.00%                                68.5%
                     \                                 /
                      \-->(       Bellon SA        )<-/
                          ( family holding company )<---------\
                                     |                         \
                   Employees         |               Public*    \
                        \            |                  /        \
                      1.70%        38.53%            57.86%       \
                      -----        ------            ------        \
Treasury shares            \         |               /              \
            \               \        |              /                \
             \               v       v             /                  \
               1.91% ------>( Sodexho Alliance )<-/                 18.5%
               -----         ------------------                     -----
                  |               |  |                                 /
                  |<--------------|  |                                /
                                     |                               /
                                   100%                             /
                                   ----                            /
                                     |                            /
                                     v                           /
                                 ( Sonfinsod )------------------/
                                  -----------


* Includes 4.69% held by Caisse des Depots et Consignations and 5.2% held by Arnhold and S. Bleichroder.

     The following shareholders known to management to beneficially own 5% or more of our shares: Bellon SA, a French company controlled by our chairman, Pierre Bellon, and members of his family, the Caisse des Depots et Consignations, a French bank and Arnhold and S. Bleichroder, on behalf of several funds it manages, including First Eagle Fund, Inc. As of October 31, 2004, Bellon SA beneficially owned 61,257,490 shares of the company (representing approximately 38.53% of our outstanding share capital and 39.9% of the voting power relating to our outstanding share capital), and Pierre Bellon and his children beneficially owned approximately 68.5% of the outstanding capital stock of Bellon SA. As of the same date, Bernard Bellon and other members of the Bellon family owned 13% of the outstanding capital stock of Bellon SA. As of the same date, Sofinsod, one of our wholly-owned subsidiaries, held an indirect interest of approximately 5% in Sodexho Alliance, SA through its direct interest of approximately 18.5% in Bellon SA, pursuant to the merger with Societe Financiere de la Porte Verte. Pursuant to French law, these shares owned by our subsidiaries are not entitled to any vote. Excluding the Bellon SA shares owned by our subsidiaries, as of October 31, 2004, and Pierre Bellon and other members of the Bellon family owned 68.5% of the outstanding capital stock of Bellon SA, Bernard Bellon and other members of the Bellon family owned 13% of such stock.

     As of August 31, 2004 the Caisse des Depots et Consignations owned 4.69% of outstanding shares and 6.26% of voting rights. As of October 27, 2004 Arnhold and S. Bleichroder owned 5.25% of outstanding shares and 5.01% of voting rights.

     To management's knowledge, there have not been any significant changes in Bellon SA's ownership interest in Sodexho Alliance during the past three years, and there are no agreements granting Bellon SA or any other shareholder different voting rights from our other shareholders. As disclosed in "Item 10.B. Additional Information -- Memorandum and Articles of Association Relating to Shares," a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder.

     As of August 31, 2004, our shares were owned by approximately 73,644 shareholders, including approximately 33,701 people acquiring their shares through our various employee stock ownership plans (together, our employees own approximately 1.70% of our outstanding capital stock). French citizens hold approximately 8.5% of our shares, while French institutional investors hold approximately 27.2% of our shares. To the best of our knowledge and after having made reasonable inquiries, as of August 31, 2004, foreign shareholders held approximately 22.16% of our shares. This figure may not be entirely accurate because we can obtain only limited information regarding the beneficial owners of our shares.

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

     On December 30, 1991, we entered into an agreement with Felix Bellon SA, the predecessor of Bellon SA, for consulting and advisory management services. The contract renews automatically every year, but it can be terminated on three months' notice by either party. Amounts invoiced under this contract totaled
(euro)3 million in fiscal 2004.

     In 2001, we sold our entire holding in Corrections Corporation of America ("CCA"), which resulted in an exceptional loss of (euro)3 million, net of tax benefits. We sold our CCA shares to Latonia, an entity that is indirectly controlled by Paul Jeanbart, one of our directors. We sold the CCA shares for
(euro)8,718,339. Pursuant to the terms of the purchase and sale agreement, Latonia paid us an additional amount totaling
(euro)28.6 million upon resale of some of the shares in May 2003.

     In fiscal 2003, Mr. Douce, a former Director of Sodexho Alliance, invoiced Sodexho Alliance (euro)32,260 for services rendered as a speaker at Sodexho Management Institute.

     In fiscal 2003, Sodexho Alliance acquired the remaining 23.16% of the shares of Sodexho Pass do Brazil from its minority shareholders, including Bellon S.A., for (euro)27.6 million.

     In fiscal 2004, the Group acquired the remaining shares of Sodexho do Brazil from Bellon S.A. for (euro)3 million.

     A list of Sodexho Alliance, SA's intercompany loans, advances, deposits and guarantees outstanding, other than those with wholly-owned subsidiaries, as of August 31, 2004 is provided below.

                                                        Loans and     Amount of deposits    Largest amount
                                                      advances given    and guarantees     outstanding as of
                                                     and outstanding       given and        each of August       Total Amount
                                                     as of August 31,  outstanding as of  31, 2004, 2003 and  outstanding as of
                                                           2004         August 31, 2004          2002          August 31, 2004
                                                     --------------------------------------------------------------------------
                                                                               (thousands of euro)
                                                     --------------------------------------------------------------------------
French subsidiaries
Societe Francaise de restauration                                                                    338
Societe Marseillaise de restauration et de services             383                                  395               383
SPI                                                          12,700                81             15,024            12,781
Universal Sodexho Afrique                                       799                                2,237               799
STNB                                                            708                                  826               708
Other                                                                             176                176               176

Foreign subsidiaries
Sodexho Hellas                                                                     46              1,700                46
Sodexho Tanzanie                                                                   16                293                16
Sodexho Pass Chili                                                                396                396               396
Spirit Cruises                                                4,464                                4,464             4,464
Sodexho Chili                                                 5,179                74              5,253             5,253
Sodexho Healthcare Services Ltd                              30,447                               30,447            30,447
Sodexho Ltd                                                  61,619                               61,619            61,619
Siges Chili                                                   8,257                                8,257             8,257
Sodexho Education Services Ltd                               15,000                               15,000            15,000
Sodexho Defence Services Ltd                                 28,290                               28,290            28,290
Sodexho Holdings Ltd                                          4,737               666             13,530             5,403
Sodexho Malaysia                                                175                                  175               175
Sodexho Investment Services Ltd                              21,531                               21,531            21,531
Primary Management Aldershot                                 22,715                               22,715            22,715
Universal Sodexho Partnership                                15,285                 1             16,954            15,286
Harmondsworth                                                26,647                               28,664            26,647
Sodexho Argentina                                               827               305              1,131             1,131
Universal Sodexho Scotland                                    8,860                 6             13,262             8,866
Sodexho Luxembourg                                              274                                  278               274
Sakhalin Support Services                                     5,498                                5,498             5,498
Kelvin Catering Ltd                                             881                 1              1,587               883
Universal Services Europe Ltd                                 1,893                                1,893             1,893
Universal Sodexho Norway                                      1,881                                1,916             1,881
Sodexho Maroc                                                   365                                  365               365
PT Universal Ogden Indonesia                                    413                                  458               413
Other                                                                             134                134               134

Foreign affiliates
Serco Sodexho Defense Services                                5,492                                5,492             5,492
                                                     --------------------------------------------------------------------------

TOTAL                                                       285,320             1,902            310,298           287,222
                                                     ==========================================================================

C.   Interests of Experts and Counsel

     Not Applicable.

ITEM 8. Financial Information

A.   Consolidated Statements and Other Financial Information.

     See Item 17.

Legal Proceedings

     On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc. (later known as Sodexho Marriott Services, Inc., and now known as Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class relating to the period commencing March 27, 1998 and ending on July 1, 2001, as well as reimbursement of plaintiffs' costs and attorneys' fees. After substantially completing discovery, Sodexho estimates the size of the class to be approximately 2,400 current and former employees of Sodexho, Inc. Sodexho, Inc. has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc.'s requests for permission to appeal this decision have been denied by both the U.S. Court of Appeals for the District of Columbia and the U.S. Supreme Court. In December 2003, the court directed the parties to engage in mediation, but no settlement has been reached. In October, 2004, the Judge scheduled a hearing on two Sodexho pre-trial motions, including a motion for summary judgment for early December, 2004 and in the event that the matter proceeds to trial, the Judge has indicated a trial date of April 2005. A resolution of plaintiffs' claims in their favor could have a material effect on our net income. As from fiscal 2002, a provision of U.S. $10 million ((euro)8.3 million as of August 31, 2004) has been maintained for defense costs anticipated in connection with this lawsuit.

     We are involved in a number of other legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to these proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.

Dividends

     We have paid dividends in each year since 1976. The payment and amount of dividends depend on our earnings and financial condition and other factors that our Board of Directors deem relevant. Dividends are recommended by our Board and are then voted on by the shareholders at the shareholders' ordinary general meeting. We have paid dividends in euro since 2000.

     Dividends paid to holders of American Depositary Shares (ADSs) or Sodexho Alliance shares who are not residents of France will generally be subject to French withholding tax at a rate of 25%. Prior to January 1, 2005, holders who qualify for benefits under an applicable tax treaty and who comply with the procedures for claiming treaty benefits may be entitled to a reduced rate of withholding tax and, in certain circumstances, an additional payment (net of withholding tax) representing all or part of the French avoir fiscal, or tax credit, under conditions provided for in the relevant treaty and under French law. Effective January 1, 2005, the French Finance Law of 2004 has abolished the avoir fiscal. Investors in our ADSs or shares are strongly recommended to read the Section of this prospectus entitled "Item 10.E. Additional Information -- Taxation" for information on the consequences of such abolition and to consult their own advisors with respect to the tax consequences of an investment in ADSs or shares.

     The table below sets forth, for the fiscal years indicated, the amount of dividends declared per share excluding the French avoir fiscal and the amount of dividends declared per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends declared for a given fiscal year are paid in the following fiscal year.

                                                                                                  Shares
                              Dividend per share excluding   Dividend per share including   outstanding at the    Total dividend
Year (1)(2)                          avoir fiscal                    avoir fiscal             date of payment           paid
------------------------------------------------------------------------------------------------------------------------------------
                                  (euro)        $                (euro)       $                                  (euro)(in millions)
2000.......................       0.56          0.50             0.84         0.75              134,350,116                 75.2
2001.......................       0.56          0.51             0.84         0.77              158,945,502                 89.0
2002.......................       0.61          0.60             0.915        0.90              159,021,416                 97.0
2003.......................       0.61          0.67             0.915        1.00              159,021,565                 97.0
2004(3)....................       0.70          0.84             -            -                 159,026,413                111.3

------------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2) The amounts listed in this table have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001.

(3) Effective for dividends paid after January 1, 2005, there is no longer a right to a tax credit (avoir fiscal).


B.   Significant Changes

     Not applicable.

ITEM 9. The Offer and Listing

A.   Listing Details

     The principal trading market for our common shares, which have a par value of (euro)4 each, is Euronext Paris (formerly the Paris Bourse), where they have been listed since 1983. Since 1998, our shares have been included in the CAC 40 benchmark index of Euronext Paris. The table below sets forth, for the periods indicated, the reported high and low prices and average daily trading volume (in shares) for our outstanding shares on Euronext Paris and its predecessor, the Paris Bourse (all amounts have been restated to reflect stock splits).

     Our Articles of Association (statuts) provide that fully-paid common shares may be held in either registered or bearer form at the option of the shareholders.

     Prior to the listing of our shares on the New York Stock Exchange, effective April 3, 2002, there was no public trading market in the United States for our shares or the ADSs. ADS trading volumes from September 1, 2003 through October 31, 2004 were less than 2,000 shares per day.

                                                              Average daily
                                                             trading volume
              Fiscal Year               High         Low       (in shares)
------------------------------------ ----------- ----------- ---------------
                                        (euro)      (euro)
2000................................      47.74       31.38        317,693
2001................................      60.10       41.13        397,875
2002................................      55.75       25.10        574,261
2003................................      30.83       17.95        683,519
2004................................      28.15       20.16        812,089

                                                              Average daily
                                                             trading volume
              Fiscal Year               High         Low       (in shares)
------------------------------------ ----------- ----------- ---------------
2003                                    (euro)      (euro)
     First Quarter..................      30.83       18.11        744,885
     Second Quarter.................      26.85       20.20        579,734
     Third Quarter..................      22.56       17.95        761,906
     Fourth Quarter.................      27.36       20.88        646,377

2004                                    (euro)      (euro)
     First Quarter..................      28.15       21.68        832,502
     Second Quarter.................      26.72       23.10        764,039
     Third Quarter..................      27.16       20.54        984,526
     Fourth Quarter.................      24.00       20.16        674,755
     May............................      23.63       20.54        873,358
     June...........................      21.76       20.16        782,153
     July...........................      24.00       21.03        760,549
     August.........................      22.78       20.57        481,564
     September......................      22.48       20.70        829,581
     October........................      22.50       19.37        767,374

B.   Plan of Distribution

     Not Applicable.

C.   Markets

     See Item 9.A.

D.   Selling Shareholders

     Not Applicable.

E.   Dilution

     Not Applicable.

F.   Expenses of the Issue

     Not Applicable.

ITEM 10. Additional Information

A.   Share Capital

     We have only one class of share capital, consisting of common shares with a nominal value of (euro)4 per share. All of our outstanding shares are fully-paid. Our Articles of Association (statuts) provide that fully-paid shares may be held in registered or bearer form at the option of the shareholder. The most recent survey on August 31, 2004 found 38,835 identified holders of bearer shares and 1,108 holders of registered shares.

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

     As of August 31 and October 31, 2004, our share capital, as authorized in our statuts, was (euro)636,105,652, represented by 159,026,413 shares. Our Board updates our statuts regularly to take into account increases in share capital due to the issuance of shares in connection with employee stock ownership plans, the exercise of stock options, warrants and subscription rights and any conversion of convertible bonds. Between August 31, 2004 and October 31, 2004 we issued no shares for these purposes.

     As of August 31, 2004 and October 31, 2004, we directly owned 3,033,771 shares, roughly 1.91% of total share capital, with face value (euro)4 per share and book value of (euro)4 per share. Sofinsod, one of our wholly-owned subsidiaries, holds an indirect interest of approximately 5% in Sodexho Alliance, SA through its interest of approximately 18.5% in the capital of Bellon SA pursuant to the merger with La Societe Financiere de la Porte Verte on September 1, 2003.

Equity-Linked Securities

     On January 20,2004, the Board of Directors issued 1,108,683 options.

     On June 12, 2003, the Board of Directors issued 84,660 options.

     On January 27, 2003, the Board of Directors issued 2,917,800 options. On September 17, 2002, the Board of Directors issued 12,000 options. On October 10, 2002, the Board of Directors issued 3,220 options.

     At the Extraordinary Shareholders' Meeting of February 13, 1996, our shareholders authorized the Board to issue bonds with equity warrants in an aggregate face amount not to exceed (euro)304,898,000. On May 21, 1996, the Board approved the issue of (euro)304,898,000 in debt pursuant to this authorization at a face value of (euro)762 per bond. These bonds were redeemed in 2004. Each of the 400,000 issued bonds carried a warrant giving the right to subscribe one share of our common stock, without preemptive subscription rights, at a price of (euro)411.61 until June 7, 2004. Following our increase in share capital which took effect in December 1997, each warrant entitled the holder to subscribe for 1.02 shares of common stock for (euro)411.61. After the April 1998 bonus share issue, each warrant entitled the holder to subscribe for
4.08 shares per warrant. Following our four-for-one stock split effective March 7, 2001 and the capital increase in June 2001, each warrant currently entitles the holder to 16.66 shares per warrant. The exercise price remained unchanged at (euro)411.61 through June 7, 2004. In 2004, a total of 291 warrants were exercised and 4,848 shares were issued. The warrants expired on June 7, 2004 and were withdrawn from the market.

Changes in Share Capital

     The table below indicates the changes in our share capital in the fiscal years ending August 31, 2001, 2002, 2003 and 2004 and in the period commencing August 31, 2004 and ending October 31, 2004, retroactively adjusted, where appropriate, to reflect our four-for-one stock split effective March 7, 2001. The warrants expired on June 7, 2004 and were withdrawn from the market.

                            Shares
                         outstanding
        Date           before new issue                       Type of transaction            Shares created
                   ----------------------------------------------------------------------------------------------
October 13, 2000            33,587,529      Exercise of stock options (1)                                1,552
December 5, 2000            33,589,081      Exercise of stock options (1)                               18,020
December 11, 2000           33,607,109      Exercise of warrants and stock options (1)                  36,524
December 15, 2000           33,643,625      Exercise of stock options (1)                               36,108
January 22, 2001            33,679,733      Exercise of warrants (1)                                        82
March 7, 2001               33,679,815      Four-for-one stock split                                         -
April 9, 2001              134,719,260      Exercise of warrants (1)                                        16
April 10, 2001             134,719,276      Exercise of warrants (1)                                   261,838
May 3, 2001                134,981,114      Exercise of stock options (1)                                6,256
May 14, 2001               134,987,370      Exercise of warrants (1)                                       278
May 15, 2001               134,987,648      International Employee Stock Ownership Plan(2)               4,728
July 4, 2001               134,992,376      Share issue(3)                                          22,498,729
August 24, 2001            157,491,105      Exercise of stock options (1)                               23,034
August 27, 2001            157,514,139      Exercise of warrants (1)                                        50
August 31, 2001            157,514,189      Exercise of warrants (1)                                    45,465
October 18, 2001           157,559,654      International Employee Stock Ownership Plan (2)          1,385,848
December 10, 2001          158,945,502      Exercise of stock options (1)                                4,173
December 18, 2001          159,949,675      Exercise of warrants (1)                                     2,499
January 11, 2002           158,952,174      Exercise of stock options (1)                                8,180
January 31, 2002           158,960,354      Exercise of warrants (1)                                        16
February 25, 2002          158,960,370      Exercise of stock options (1)                                5,726
February 28, 2002          158,966,096      Exercise of warrants (1)                                    51,230
April 17, 2002             159,017,326      Exercise of stock options (1)                                4,090
October 1, 2002            159,021,416      Exercise of warrants (1)                                       149
February 28, 2004          159,021,565      Exercise of warrants (1)                                       366
June 7, 2004               159,021,931      Exercise of warrants (1)(4)                                  4,482

------------------
(1) Please see our disclosure in this Annual Report on Form 20-F regarding our options and warrants.

(2) Please see our description of the Sodexho Alliance International Employee Stock Ownership Plan described in "Item 6.E. Directors, Senior Management and Employees--Share Ownership" for the terms of this plan. These shares were issued to employees at a discount of 15% to 20%, depending upon the jurisdiction in which the shares were issued to our employees, from the fair market value of the shares at the time of issuance.

(3) We raised (euro)1.0 billion by issuing 22,498,729 new shares to our existing shareholders for cash. Pursuant to the terms of the offering, each of our shareholders was entitled to purchase one share for every six shares held by such shareholder at the time of the offering, at a price of
     (euro)45 per share.

(4) Pursuant to the notice issued on May 21,1996 by Sodexho Alliance and approved by the French "Autorite des Marches Financieres" the warrants expired on June 7, 2004 and have been withdrawn from the market.

Authorizations

     At the Extraordinary Shareholders' Meeting of February 3, 2004, our shareholders authorized the Board to increase our issued capital on one or more occasions, at any time over the 26 month period from such date, by issuing common shares, warrants and share equivalents with or without preemptive subscription rights. The shareholders authorized these issuances to be funded in cash or by capitalizing reserves. The issuances of capital are subject to the following restrictions: share issues funded with cash may not exceed an aggregate par value of (euro)63,000,000 at any one time; issues of debt securities may not have the effect of increasing our indebtedness by more than
(euro)570,000,000 and the aggregate par value of share issues funded by capitalizing reserves may not exceed the amount of treasury reserves. Our shareholders also authorized the Board of Directors to repurchase shares of our stock for a period of 18 months following the meeting. The terms of this repurchase program have been approved by the French Autorite des Marches Financiers. Pursuant to this authorization, we purchased 785,750 shares on the open market in fiscal 2004. The maximum purchase price authorized for each share was (euro)40.00, and the maximum number of shares to be repurchased is an amount equal to 10% of the issued shares or the limits specified by law.

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

     The Board of Directors is composed of a minimum of three members and a maximum of 18 members appointed at the ordinary general meeting of the shareholders. The Board of Directors is authorized to act in all circumstances in the name of Sodexho Alliance, subject to our corporate purpose and to those powers granted by law or at shareholder meetings. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to societes anonymes, violation of our statuts or mismanagement. A Director may be held liable for such actions both individually and jointly with the other directors. The Executive Committee directs our general strategy and guides our international development.

     The Directors' term of office was six years until February 5, 2002. This term was changed to three years at the Extraordinary Shareholders' meeting of February 5, 2002. Any Director may stand for reelection. A Director appointed to replace another Director whose term of office has expired can only remain in office for the remaining period of the term of office of his or her predecessor. Except in the event of termination of employment if the Director is a salaried employee, or in the event of resignation, removal or death, the term of office of a Director expires at the end of the ordinary general meeting held during the year in which the Director's term of office expires. Our statuts allow for the election of directors at staggered times. At the Annual Meeting of Shareholders in February 2004, six of our directors' terms were renewed. At the annual Meeting of Shareholders in February 2005, it is expected that the Board of Directors membership will increase by two, to a total of 14 Directors as follows: one director whose term expires in February 2005 has asked that his term not be renewed as he wished to retire from the Board; three of our directors' terms will be renewed and three new directors will be elected.

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

Rights, Preferences and Restrictions Relating to Shares

     We currently have one class of shares, consisting of common shares with a nominal value of (euro)4 per share. Our statuts provide that fully-paid shares may be held in registered or bearer form. Shares not fully-paid may be held in registered form only. The rights, preferences and restrictions attaching to the shares are set forth below.

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

     Voting Rights

     Subject to the limitations on voting rights described below under "--Shareholders' Meetings" and "--Disclosure of Shareholdings," each shareholder is entitled to one vote per share at any general meeting of our shareholders. A double voting right is granted to holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder. Any share whose ownership is transferred (certain intra-family transactions excepted) or which is converted into a bearer share loses the right to the double vote. Double voting rights also attach to any shares issued by right to shareholders in proportion to the number of shares with double voting rights which such shareholders held prior to the issuance. Votes can be cast by proxy or by mail. Proxies can only be exercised by the shareholder's spouse or by another shareholder. Our statuts do not grant our shareholders the right to cumulate their votes when electing directors and French law does not automatically grant this right to shareholders.

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

     At least 30 days prior to the date set for any general meeting of shareholders, a preliminary notice must be sent to the Autorite des Marches Financiers ("AMF"), the administrative agency responsible for overseeing the French securities markets, and published in France in the Bulletin des Annonces Legales Obligatoires (bulletin of obligatory legal announcements) (the "BALO"). This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. Within 10 days of the notice, one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization) or a duly qualified association of shareholders holding a specified percentage of voting rights may propose additional resolutions to be voted on at the meeting. At least 15 days prior to the date set for a general meeting on its first call, and at least six days before any meeting's second call, notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the administrative region (departement) in which we are registered, as well as in the BALO, with prior notice to the AMF. The notice must state the type, agenda, place, date and time of the meeting. No action may be taken at a meeting on any matter not listed on the agenda for that meeting, subject to exceptions relating to the dismissal of directors under certain circumstances and to certain miscellaneous matters.

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

Disclosure of Shareholdings

     French law provides that any individual or entity, acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 20%, 33%, 50% or 66% of our shares or voting rights attached to our shares, or whose holdings fall below any of these thresholds, must notify us of the number of shares or voting rights that person or entity holds within 15 calendar days of the date the threshold has been crossed. The individual or entity must also notify the Autorite des Marches Financiers (financial markets authority) (the "AMF") within five Euronext Paris trading days of the date on which the threshold is crossed. If the shareholder fails to comply with this notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights or the voting rights will not be exercisable, as the case may be, for two years from the date on which the owner of the shares or voting rights complies with the notification requirement. In addition, any shareholder who fails to comply with the above requirements may have all or part of his voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to other penalties.

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

     In order to permit shareholders to give the notice required by law or by our statuts, we are obligated to publish information disclosing the total number of votes eligible to be cast at our annual ordinary general meeting in the BALO within 15 calendar days of the general meeting. In addition, if the number of eligible votes changes by at least 5% between two ordinary general meetings, we are required to publish the number of votes then available in the BALO within 15 calendar days of the change and to provide the AMF with a written notice. In order to facilitate compliance with the notification requirements, a holder of ADSs may notify the Depositary, and the Depositary shall immediately forward the notification to us and the AMF.

     Under the regulations of the AMF, and subject to limited exemptions, anyone acquiring 33 (0)f1/4% or more of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Changes in Capital

     As of October 31, 2004 our share capital was (euro)636,105,652, divided into 159,026,413 shares at a par value of (euro)4 each, all fully-paid and of the same class. Pursuant to authorizations granted by the shareholders at previous meetings, see "Authorizations," we are entitled to increase this share capital under certain circumstances.

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

     In particular, holders should be aware that the French Finance Law of 2004 has abolished the avoir fiscal and the precompte with respect to dividends to be paid to French individual shareholders as from January 1, 2005. French non-individual shareholders will generally no longer be entitled to use the avoir fiscal as from January 1, 2005. To compensate for the abolition of the avoir fiscal, the French Finance Law of 2004 provides that, for dividends paid as from January 1, 2005, French individual residents will be taxed only on 50% dividends received by them and will be entitled to a tax allowance equal to
(euro)1,220 or (euro)2,440, depending on the marital status of the holder. In addition, such shareholders will be entitled to a new tax credit equal to 50% of the dividend received by them, capped at (euro)115 or (euro)230 depending on the marital status of the holder.

     Non resident individual shareholders that are entitled to the benefits of and that comply with the procedures for claiming benefits under an applicable tax treaty entered into with France (as described below) will be entitled to the refund of the avoir fiscal with respect to dividends paid on or prior to December 31, 2004. Although yet unclear, such shareholders could be entitled to the new tax credit of (euro)115 or (euro)230 mentioned above with respect to dividends paid as from January 1, 2005. Non resident non-individual shareholders that would be entitled to the transfer of the avoir fiscal under an applicable tax treaty entered into with France (as described below) are no longer entitled to the refund of the avoir fiscal with respect to dividends paid as from January 1, 2004. Non resident shareholders that are not entitled to benefit from the refund of the avoir fiscal but are otherwise entitled to benefit from the relevant provisions of a tax treaty entered into with France, should be entitled to a refund of any precompte actually paid on dividends paid by a French distributing company before January 1, 2005.

     In addition, the French Finance Law of 2004 has implemented a temporary equalization tax equal to 25% of dividends paid in 2005 out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution. Unlike the precompte, such temporary equalization tax will not be refundable to non resident shareholders but will be deductible from the corporate income tax to be paid by the French distributing company with respect to the three fiscal years following the year of the distribution and refundable in case of excess.

Taxation on Sale or Disposal of Shares or ADSs

     On the basis of the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, and for individuals, with or without family members of our dividend rights (benefices sociaux) at any time during the preceding five years, are not subject to any French income tax or capital gains tax on any sale or disposal of shares.

     If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of (euro)3,049 per transfer) provided that no duty is due if such written share transfer agreement is executed outside France.

     An owner of shares resident outside France may trade shares on the Euronext Paris. Should such owner, or the broker or other agent through whom a sale is effected, require assistance in this connection, an accredited intermediary should be contacted. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded (impot sur les operations de bourse) is payable at a rate of 0.3% on transactions up to (euro)153,000 and at a rate of 0.15% thereafter, subject to a rebate of (euro)23 per transaction and a maximum assessment of (euro)610 per transaction. Transactions made by non-residents of France are not subject to the payment of such tax. In addition, while not strictly a tax, a fee or commission is payable to the financial intermediary whether within or outside France.

Taxation of Dividends

     In France, dividends are paid out of after-tax income.

     Subject to the disclosure above regarding the abolition of the avoir fiscal and the precompte, for dividends paid as from January 1, 2005 or, as regards non-individual shareholders for the avoir fiscal to be used as from such date, French residents are generally entitled to a tax credit, known as the avoir fiscal, equal to:

     o 50% of the dividend paid to (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify for the French parent-subsidiary regime; or

     o    10% of the dividend paid to other shareholders.

     Pursuant to regulations finalized on December 30, 2002 and applicable as from January 1, 2003 through December 31, 2004, shareholders entitled to the 10%-rate avoir fiscal are generally entitled to an additional avoir fiscal equal to 80% of the precompte actually paid by the distributing company.

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

Australia       Iceland        Malta          South Korea
Austria         India          Mauritius      Spain
Belgium         Israel         Mexico         Sweden
Bolivia         Italy          Namibia        Switzerland
Brazil          Ivory Coast    Netherlands    Togo
Burkina Faso    Japan          New Zealand    Turkey
Canada          Latvia         Niger          Ukraine
Estonia         Lithuania      Norway         United Kingdom
Finland         Luxembourg     Pakistan       United States of America
Gabon           Malaysia       Senegal        Venezuela
Ghana           Mali           Singapore

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

     Dividends paid to nonresidents of France benefiting from the avoir fiscal in accordance with a tax treaty will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, provided that they fulfill, before the date of payment of the dividend, certain filing formalities.

     Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a precompte (equalization tax) by such companies equal to the avoir fiscal attached to the corresponding dividends. The precompte is paid by the distributing company to the French tax authorities and is equal to a maximum of 50% of the net dividend before withholding tax. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the nonresident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may generally obtain from the French tax authorities a refund of such precompte actually paid in cash by us, if any (net of applicable withholding tax). As noted above, the precompte has been abolished for dividends paid as from January 1, 2005.

Estate and Gift Tax

     France imposes estate and gift tax on certain real and personal property acquired by inheritance or gift from a nonresident of France if such property is deemed to be situated in France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in shares or ADSs should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding and the availability of, and the conditions for claiming exemption or tax credit under, such a treaty.

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

     Subject to the disclosure below regarding the abolition of the avoir fiscal and the precompte, for dividends paid as from January 1, 2005 or, as regards non-individual shareholders, for avoir fiscal to be used as from such date, French residents are generally entitled to a tax credit, known as the avoir fiscal, equal to:

     o 50% of the dividend paid to (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the requirements to qualify for the French parent-subsidiary regime; or

     o    10% of the dividend paid to other shareholders.

     Pursuant to regulations finalized on December 30, 2002 and applicable as from January 1, 2003 through December 31, 2004, shareholders entitled to the 10%-rate avoir fiscal are generally entitled to an additional avoir fiscal equal to 80% of the precompte actually paid by the distributing company.

     The French Finance Law of 2004 has abolished the avoir fiscal and the precompte with respect to dividends to be paid to French individual shareholders as from January 1, 2005. French non-individual shareholders will generally no longer be entitled to use the avoir fiscal as from January 1, 2005. To compensate for the abolition of the avoir fiscal, the French Finance Law of 2004 provides that, for dividends paid as from January 1, 2005, French individual residents will be taxed only on 50% dividends received by them and will be entitled to a tax allowance equal to (euro)1,220 or (euro)2,440, depending on the marital status of the holder. In addition, such shareholders will be entitled to a new tax credit equal to 50% of the dividend received by them, capped at (euro)115 or (euro)230 depending on the marital status of the holder.

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

     As a consequence of the enactment of the provisions of the French Finance Law of 2004 mentioned above, non-individual Eligible U.S. Holders are no longer entitled to claim a refund of the avoir fiscal for dividends paid as from January 1, 2004 and individual Eligible U.S. Holders will no longer be entitled to claim a refund of the avoir fiscal for dividends paid as from January 1, 2005. Although yet unclear, Individual Eligible U.S. Holders could be entitled to the new tax credit of (euro)115 or (euro)230 mentioned above with respect to dividends paid as from January 1, 2005. In addition, although yet unclear, Eligible U.S. Holders may not be entitled to the benefit of being taxed only on 50% of the dividends received by them, applicable to individual French residents, for the application to those dividends of French withholding tax.

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

     Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal (the "partial avoir fiscal"), less a 15% dividend withholding tax on such amount, notwithstanding the general requirement described above that the Holder be subject to United States tax on both the dividend and the avoir fiscal. Thus, for example, if a dividend of (euro)100 were payable by us to an Eligible Tax-Exempt Holder that is an individual and the requirements of the June 1994 Regulations are satisfied, such Holder would initially receive
(euro)85 (the (euro)100 dividend less a (euro)15 withholding tax). The Eligible Tax-Exempt Holder would be further entitled to an additional payment from the French Treasury of (euro)15, consisting of the partial avoir fiscal of 30/85ths of (euro)50, less the 15% withholding tax on that amount. Thus, the total net payment to the Eligible Tax-Exempt Holder would be (euro)100. The Eligible Tax-Exempt Holder, where required by the French tax administration, must show that it is the beneficial owner of the shares and that the holding of such shares does not have as one of its principal purposes to allow another person to take advantage of the grant of the partial avoir fiscal under the Treaty. It should be noted that non-individual Eligible Tax-Exempt Holders are no longer entitled to receive payment of the partial avoir fiscal for dividends paid as from January 1, 2004. Individual Eligible Tax-Exempt Holders will no longer be entitled to receive payment of the partial avoir fiscal for dividends paid as from January 1, 2005.

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

     The procedures described above apply so long as the avoir fiscal exists. Procedures for claiming the benefit of the reduced rate of French withholding tax and, as the case may be, the transfer of the new tax credit mentioned above for dividends paid as from January 1, 2005, have yet to be published.

     Precompte

     The following discussion pertains to dividends issued prior to December 31, 2004. Effective January 1, 2005, pursuant to Article 93 of the law 2003-1311, dividends no longer give rise to a right to a tax credit.

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

     As described above, the French Finance Law of 2004 has abolished the precompte for dividends paid as from January 1, 2005. However, the French Finance Law of 2004 has implemented a temporary equalization tax equal to 25% of dividends paid in 2005 out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution. Unlike the precompte, such temporary equalization tax will not be refundable to U.S. Holders but will be deductible from the corporate income tax to be paid by the French distributing company with respect to the three fiscal years following the year of the distribution and refundable in case of excess.

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

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") except that, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act. In accordance with the Exchange Act reporting requirements applicable to us, we file annual reports on Form 20-F with and submit certain information on Form 6-K, including our quarterly revenue announcements and our semi-annual profit and loss information (both of which will be prepared in accordance with French GAAP and generally will not include a reconciliation to U.S. GAAP), to the United States Securities and Exchange Commission (the "SEC"). The information that will be filed on Form 6-K will be substantially less detailed than interim financial statements required of a domestic registrant pursuant to Article 10 of Regulation S-X. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279 and view them on-line at www.sec.gov. To provide shareholders with regular information about our businesses, financial results and share price, we also offer our annual report in French and English, including the "Reference Document" filed with the AMF. You may request a copy of the aforementioned filings and annual report at no cost by writing or telephoning the offices of Sodexho Alliance, SA, attention Jean-Jacques Vironda, Investor Relations, 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. Our telephone number for these requests is 011-33-0-1-30-85-72-03, our fax number is 011-33-0-1-30-85-51-81 and our e-mail address is
jean-jacques.vironda@sodexhoalliance.com.

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

Interest Rate Exposure

     In accordance with our policy, we may borrow at variable rates and use interest rate swaps in order to fix future interest payments, effectively converting borrowings from floating to fixed rates. As of August 31, 2004, including the effect of interest and cross-currency swap agreements, approximately 79% of our borrowings were at fixed rates, with an average interest rate of 5.2%.

Sensitivity Analysis

     A hypothetical strengthening or weakening by 10% in the value of the dollar relative to the euro would have resulted in an increase or decrease, respectively, of our fiscal 2004 net income by approximately (euro)8 million. A hypothetical strengthening or weakening by 10% in the value of the British pound sterling relative to the euro would not have resulted in any change to our fiscal 2004 net income.

     A hypothetical increase of 1% in average interest rates would have resulted in an increase in fiscal 2004 interest expense of approximately (euro)4 million on our variable rate borrowings.

ITEM 12. Description of Securities Other Than Equity Securities

     Not Applicable.


                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

     Not Applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

     We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

French Descriptive Report on Internal Controls

     Under French law, we are required to publish descriptions of the material elements of our internal controls on financial and accounting information. The French report, which is included in our Document de Reference for the year ending August 31, 2004, is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending August 31, 2005. An English translation of our French report will be available on the Group's website, www.sodexho.com.

ITEM 16A. Audit Committee Financial Expert.

     Our Board of Directors has determined that Mr. Edouard de Royere, who serves on the audit committee, has the background and qualifications necessary to be considered an audit committee financial expert.

ITEM 16B. Code of Ethics

     In 2003, the Board of Directors adopted a written Code of Conduct for Senior Managers. Each of Sodexho Alliance's senior financial managers, including the Group's Chairman and Chief Executive Officer, Chief Operating Officers, Chief Financial Officer, Chief Accountant, and others performing similar functions, signed a statement acknowledging his or her compliance with the Code. The full text of the Code of Conduct is available on Sodexho Alliance's internet website at www.sodexho.com.

ITEM 16C. Principal Auditor Fees and Services

                                                     PricewaterhouseCoopers                            KPMG(1)
                                                Amount                Percentage              Amount           Percentage
                                           ---------------------------------------------------------------------------------
                                           Fiscal        Fiscal       Fiscal   Fiscal    Fiscal    Fiscal    Fiscal   Fiscal
                                            2004          2003         2004     2003      2004      2003      2004     2003
                                           ---------------------------------------------------------------------------------
Audit and audit-related:
Audit fees                                  4,108         4,536          78%      66%     1,996     1,013        93%     94%
Audit-related fees                            134           240           2%       4%        48        54         2%      5%
Total audit and audit-related fees          4,242         4,776          80%      70%     2,044     1,067        95%     99%

Other non-audit services:
Tax, legal and human resources consulting     997         1,853          19%      28%        47         9         2%      1%
Information technology                          0            14           0%       0%         0         0         0%      0%
Other                                          31           140           1%       2%        51         1         3%      0%
Total other services                        1,028         2,007          20%      30%        98        10         5%      1%

Total                                       5,270         6,783         100%     100%     2,142     1,077       100%    100%

------------------
(1) Listed companies in France are required to have their financial statements audited by two different independent accounting firms. KPMG SA was named independent auditor at the February 4, 2003 Shareholders' Meeting, replacing Olivier Belnet.

     The fees paid by Group subsidiaries to accounting firms other than PricewaterhouseCoopers and KPMG in connection with the audit of their financial statements totaled (euro)661,000 for the year ended August 31, 2004.

ITEM 16D. Comparison of French and US Corporate Governance Practices

     As a result of the Group's activity on two different stock exchanges, the Group's corporate governance structure includes the mandatory provisions of French corporate governance law and the securities laws and regulations of both France and the U.S., as well as the rules that are promulgated by both public markets. As a result, the Group believes that its corporate governance structure is robust and reflects the evolving best practices of corporate governance in the U.S. and France. Disclosure of significant differences between our corporate governance practices and those required of domestic companies by the New York Stock Exchange listing standards is available on Sodexho Alliance's internet website at www.sodexho.com.


                                    PART III

ITEM 17. Financial Statements

     Reference is made to pages F-1 through F-57 of this Annual Report.

ITEM 18. Financial Statements

     We have responded to Item 17 in lieu of responding to this Item.

ITEM 19. Exhibits

     (a) The following exhibits are filed as part of this Form 20-F.

  Exhibit
   Number                                Description
                                         -----------

       1 Sodexho Alliance Restated Corporate Statuts (English translation)(incorporated by reference to Exhibit 1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       2.1 Composite Conformed Term and Revolving Facilities Agreement, dated April 6, 2001, for Sodexho Alliance, SA, arranged by Citibank International plc, Goldman Sachs International and SG Investment Banking with Societe Generale acting as Agent and Societe Generale acting as Issuing Bank (as amended by a letter dated 27 April 2001, an Amendment and Restatement Agreement dated 8 June 2001 and as amended by letters dated March 14, 2003 and May 15, 2003)(incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on December 18, 2003, Commission File No. 001-31274)

       2.2 Form of Deposit Agreement among Sodexho Alliance, SA, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit A of the Registration Statement on Form F-6 filed by The Bank of New York and the Company on March 21, 2002, Commission File No. 333-84970)

       2.3 Terms and Conditions of Offering of Euro 1,000,000,000 5.875 percent Bonds due 2009 (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       2.4 Agreement by Registrant to Furnish Certain Information to the Securities and Exchange Commission (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       4.1 Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho Marriott Services, Inc., Sodexho Alliance, SA and SMS Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sodexho Marriott Services, Inc. on May 4, 2001, Commission File No. 1-12188) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       4.2 Agreement dated December 30, 1991 between Felix Bellon SA and Sodexho S.A. as amended (English translation) (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on December 18, 2003, Commission File No. 001-31274)

       8.1 List of Significant Subsidiaries (incorporated by reference to note 4.4 of the Consolidated Financial Statements of Sodexho Alliance, SA)

       12.1 Certification by Pierre Bellon, Chairman and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2003

       12.2 Certification by Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2003

       13 Certifications by Pierre Bellon, Chairman and Chief Executive Officer and Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2003

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SODEXHO ALLIANCE, SA


                                           By: /s/ Sian Herbert-Jones
                                               ---------------------------------
                                               Name: Sian Herbert-Jones
                                               Title: Chief Financial Officer
Dated: November 26, 2004

                         INDEX TO FINANCIAL STATEMENTS


Consolidated Financial Statements of Sodexho Alliance, SA

  Report of Independent Registered Public Accounting Firm.................   F-1

  Consolidated Income Statements for each of the fiscal years ended
      August 31, 2004, 2003 and 2002......................................   F-2

  Consolidated Balance Sheets as of August 31, 2004 and 2003..............   F-3

  Consolidated Statements of Cash Flows for each of the fiscal years ended
      August 31, 2004, 2003 and 2002......................................   F-4

  Notes to the Consolidated Financial Statements..........................   F-5

                         REPORT OF INDEPENDENT AUDITORS


To the Shareholders and the Board of Directors of Sodexho Alliance, SA

     We have audited the accompanying consolidated balance sheets of Sodexho Alliance, SA and its subsidiaries (together, the "Group") as of August 31, 2004 and 2003 and the related consolidated statements of income and of cash flows for each of the three fiscal years in the period ended August 31, 2004, all expressed in millions of euro. These financial statements are the responsibility of the Group's management, and they have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     These financial statements have been prepared in accordance with accounting principles generally accepted in France, except for the following matter. As described in note 1, in order to comply with the requirements of the United States Securities and Exchange Commission, the statements of income for the fiscal years ended through August 31, 2001 were restated in the Annual Report on Form 20-F for a prior period adjustment identified and recorded in the fiscal year ended August 31, 2002. Under accounting principles generally accepted in France (Avis CNC No. 97-06), prior periods are not permitted to be retroactively restated, and the overstatement of previously reported revenue was recorded as an exceptional expense when discovered in the year ended August 31, 2002.

     In our opinion, except for the effects of the restatement described in the previous paragraph, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Group as of August 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 31, 2004, in conformity with accounting principles generally accepted in France.

     We draw your attention to note 1, which includes a description of the impact of changes in accounting principles adopted in the fiscal year ended August 31, 2002 on the Group's consolidated financial statements.

     Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 5 to the consolidated financial statements.

Paris, France
November 16, 2004

PRICEWATERHOUSECOOPERS AUDIT


Hubert Toth

                              SODEXHO ALLIANCE, SA

                         CONSOLIDATED INCOME STATEMENTS

                                                             Years ended August 31,
                                                         ------------------------------
                                                           2004       2003       2002
                                                         --------   --------   --------
                                                               (millions of euro)
Revenues ..............................................    11,494     11,687     12,609
Other income ..........................................        40         37         54
Purchases .............................................    (3.942)    (3,955)    (4,559)
Employee costs ........................................    (5,277)    (5,519)    (5,868)
Other external charges ................................    (1,505)    (1,482)    (1,464)
Taxes, other than income taxes ........................       (82)       (79)       (74)
Depreciation and increase in provisions ...............      (213)      (175)      (173)
                                                         --------   --------   --------
Earnings Before Interest, Exceptional Items, Income
   Taxes, Income from Equity Method Investees, Goodwill
   Amortization and Minority Interests  (EBITA) .......       515        514        525
Financial expense, net ................................      (118)      (152)      (166)
                                                         --------   --------   --------
Income Before Exceptional Items, Income Taxes, Income
   from Equity Method Investees, Goodwill Amortization
   and Minority Interests .............................       397        362        359
Exceptional (expense) income, net .....................       (33)         1         55
Income taxes ..........................................      (109)      (134)      (136)
                                                         --------   --------   --------
Income Before Income from Equity Method Investees,
   Goodwill Amortization and Minority Interests .......       255        229        278
Net income from equity method investees ...............         1          4          4
Goodwill amortization .................................       (59)       (62)       (67)
                                                         --------   --------   --------
Group Net Income Before Minority Interests ............       197        171        215
Minority interests in net income of consolidated
  subsidiaries ........................................       (14)        (9)       (13)
                                                         --------   --------   --------
Group Net Income ......................................       183        162        202
                                                         ========   ========   ========

Earnings per share (in euro) ..........................      1.15       1.02       1.27
                                                         ========   ========   ========
Diluted earnings per share (in euro) ..................      1.15       1.00       1.22
                                                         ========   ========   ========


        See accompanying notes to the consolidated financial statements.

                              SODEXHO ALLIANCE, SA

                          CONSOLIDATED BALANCE SHEETS

                                                                  August 31,
                                                              ------------------
                                                                2004      2003
                                                              --------  --------
ASSETS                                                        (millions of euro)
Fixed and Intangible Assets, Net
  Goodwill .................................................     1,394     1,492
  Intangible assets ........................................     2,519     2,686
  Property, plant and equipment ............................       362       379
  Financial investments ....................................        66        64
  Equity method investees ..................................        14        19
                                                              --------  --------
Total Fixed and Intangible Assets, Net .....................     4,355     4,640

Current and Other Assets
  Inventories ..............................................       163       170
  Accounts receivable, net .................................     1,368     1,383
  Prepaid expenses, other receivables and other
  assets ...................................................       552       637
  Marketable securities ....................................       536       542
  Restricted cash ..........................................       168       166
  Cash .....................................................       505       570
                                                              --------  --------
Total Current and Other Assets .............................     3,292     3,468
                                                              --------  --------
TOTAL ASSETS ...............................................     7,647     8,108
                                                              ========  ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' Equity
  Common stock .............................................       636       636
  Additional paid in capital ...............................     1,186     1,186
  Consolidated reserves ....................................       370       427
                                                              --------  --------
Total Shareholders' Equity .................................     2,192     2,249
Minority Interests .........................................        25        66
Provisions for Contingencies and Losses ....................        93        89
Liabilities
  Borrowings ...............................................     2,128     2,488
  Accounts payable .........................................     1,035     1,128
  Vouchers payable .........................................       843       794
  Other liabilities ........................................     1,331     1,294
                                                              --------  --------
Total Liabilities ..........................................     5,337     5,704
                                                              --------  --------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES .................     7,647     8,108
                                                              ========  ========


        See accompanying notes to the consolidated financial statements.

                              SODEXHO ALLIANCE, SA

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                                                        Years ended August 31,
                                                       ------------------------
                                                        2004     2003     2002
                                                       ------   ------   ------
                                                           (millions of euro)
Operating Activities
    Consolidated net income before income (loss)
       from equity method investees and minority
       interests ....................................     197      167      211
        Noncash items:
           Depreciation and provisions ..............     263      215      254
           Deferred taxes ...........................     (14)      (9)       5
           Losses (gains) on disposals and other,
              net of tax ............................       1       14      (61)
                                                       ------   ------   ------
        Cash provided by operating activities .......     447      387      409
           Dividends received from equity method
              investees .............................       4        3        1
           Change in working capital from operating
              activities ............................     163      100      209
                                                       ------   ------   ------
    Net cash from operating activities ..............     614      490      619
Investing Activities
    Tangible and intangible fixed assets ............    (181)    (241)    (297)
    Fixed asset disposals ...........................      19       15       33
    Acquisitions, net of dispositions, of
        consolidated subsidiaries ...................     (74)     (33)     (48)
    Change in working capital from investing
        activities ..................................      (9)     (19)      (3)
                                                       ------   ------   ------
    Net cash used in investing activities ...........    (245)    (278)    (315)
Financing Activities
    Dividends paid to parent company shareholders ...     (95)     (94)     (87)
    Dividends paid to minority shareholders of
       consolidated subsidiaries ....................      (8)     (11)     (15)
    Increase in shareholders' equity ................       1        0       59
    Proceeds from borrowings ........................     271      104    1,120
    Repayment of borrowings .........................    (541)    (178)  (1,146)
    Change in working capital from financing
        activities ..................................     (29)     (23)      (1)
                                                       ------   ------   ------
    Net cash provided by (used in) financing
               activities ...........................    (401)    (202)     (70)
                                                       ------   ------   ------
    Increase (decrease) in net cash, cash equivalents
       and marketable securities ....................     (32)      10      234
                                                       ======   ======   ======
    Cash, cash equivalents and marketable
       securities, as of beginning of period ........   1,278    1,307    1,213
    Add:  provisions as of beginning of period ......       8       23        1
    Cash, cash equivalents and marketable
       securities, as of end of period ..............   1,209    1,278    1,307
    Add:  provisions as of end of period ............      12        8       23
    Net effect of exchange rates on cash ............      33       54      118
                                                       ------   ------   ------
    (Decrease) increase in net cash, cash
       equivalents and marketable securities ........     (32)      10      234
                                                       ======   ======   ======


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

     The financial statements have been prepared on a basis consistent with the prior year. The financial statements have been prepared on a basis consistent with the prior year. Amounts in tables are expressed in millions of euro, unless indicated otherwise. The consolidated financial statements and information in the notes thereto are reported in euro.

Significant Events During the Year

     In May 2004, the Group arranged a revolving credit facility of (euro)360 million in order to meet its cash commitments including the repayment of the
(euro)305 million bond in June 2004. As of August 31, 2004, (euro)100 million and USD 100 million were utilized (totaling (euro)183 million). This credit facility expires in April 2005 but the Group may extend it, at its option, to April 2006. The bank may extend the term to April 2007.

     In March 2004, the Group, through its subsidiary Sodexho Pass do Brazil, sold the Medcheque subsidiary, which was created in 1997 and whose core business was the sale of medical care cards in Brazil. A loss on disposal of (euro)6 million ((euro)3.7 million net of tax) was recorded as an exceptional expense in fiscal 2004.

     Pursuant to an agreement signed on December 30, 1999, the Group benefited from a world-wide tax regime for a period of five years, from September 1, 1998 to August 31, 2003. The Group has decided not to apply for the renewal of the agreement for future years. As a result, fiscal 2003 was the last period included in the regime.

Divergences from French GAAP

     The financial statements filed by the Group with the Commission des Operations de Bourse (the regulatory authority in France, now known as the AMF) are prepared in accordance with French GAAP. French GAAP does not permit retroactive adjustments to financial statements. In order to comply with the requirements of the United States Securities and Exchange Commission ("SEC"), the Group restated its financial statements as of and for the year ended August 31, 2001 for the effect of a prior year adjustment identified and recorded in the year ended August 31, 2002. As a result, financial statements presented herein for the year ended August 31, 2002 differ from those filed with the Commission des Operations de Bourse.

     The Group's financial statements as of and for the year ended August 31, 2001 were restated to reflect revisions discovered in fiscal 2002 related to revenue recognition and accounts receivable in the Group's grounds maintenance subsidiary located in the United Kingdom. From fiscal 1999 and continuing through the first half of fiscal 2002, detailed record-keeping and documentation contractually required by certain of the subsidiary's public authority clients were not maintained for orders related to existing contracts. Accordingly, the related revenue recognized by the subsidiary could not be supported. Under the requirements of the SEC, prior year financial statements are restated to reduce revenue in the period the overstatement occurred. Under accounting principles generally accepted in France (Avis CNC No. 97-06) prior periods are not permitted to be retroactively restated, and the overstatement of revenue was recorded as an exceptional expense when discovered in the year ended August 31, 2002.

     A reconciliation of the amounts reported in accordance with French GAAP in the Group's Document de Reference (Annual Report) filed with the AMF and those reported in this Form 20-F filed with the SEC, which have been adjusted for the overstatement of revenues and the understatement of net income, follows:

                                                     Earnings    Diluted
                                             Net        per     Earnings
                         Revenues    EBITA  Income     Share   per Share
                         --------    -----  ------     -----   ---------
                           (millions of euro, except per-share amounts)
Fiscal 2002
Annual Report              12,612      528     183      1.15        1.13
Adjustment                     (3)      (3)     19(1)   0.12        0.09
                         --------    -----  ------     -----   ---------
Form 20-F                  12,609      525     202      1.27        1.22
                         ========    =====  ======     =====   =========

(1) Consists of an increase in exceptional income of (euro)32 million partially offset by a reduction in revenues of (euro)3 million and an increase in income tax expense of (euro)10 million.

Changes in Accounting Principles

     The financial statements have been prepared on a basis consistent with the prior year, except with respect to the provision of (euro)19 million recorded in financial expense in fiscal 2002 on Sodexho Alliance shares we acquired in connection with the employee stock option programs in order to reflect the lower of cost or market. In conformity with Avis CNCC 98D, such provisions and the release thereof are now included in exceptional items, where losses pertaining to stock compensation are also recorded.

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

     A number of companies having a minimal impact on the Group's consolidated financial statements have been excluded from consolidation, notably those having sales of less than (euro)2 million, net income (loss) of less than (euro) 0.1 million, and total assets of less than (euro)2 million.

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

Earnings per Share

     Earnings per share and diluted earnings per share are calculated using methods recommended by Advice No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year, including treasury shares. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the taux moyen mensuel du marche monetaire euro) on the proceeds which would have resulted from the issuance of these shares. For fiscal 2002 and 2003, the potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance, which were exercisable prior to June 2004.

     As of August 31, 2004, there are no commitments to create new shares. Therefore, earnings per share and diluted earnings per share are the same.

Foreign Currency Transactions and Translation

     Countries with stable currencies

     For subsidiaries located in countries with stable, non-hyperinflationary currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. Exchange rates used are obtained from the Bourse de Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

     The financial statements of subsidiaries located in the following countries reflect currency devaluations as required by local regulations: Argentina, Chile, Columbia, Mexico, Turkey and Venezuela.


     Other countries

     The inclusion of monetary corrections imposed by local regulators on subsidiaries located in highly inflationary countries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

     For these subsidiaries, differences between net income translated at average and period-end rates are included in net financial expense. The impact of these differences on the consolidated income statement was not significant in any of the periods presented. As of August 31, 2004, none of the countries in which the Group operates was considered to be highly inflationary.

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

     Goodwill

     Goodwill represents the excess of acquisition cost over the identified assets and liabilities assumed, including market share. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition). In fiscal 2002, an exceptional charge of (euro)2.1 million was recorded relating to the IFREST subsidiary. This valuation of goodwill on a historical basis is also supported by a calculation of the current value of these assets as of August 31, 2004 and based on discounted future cash flows.

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

     Market share is principally determined based on an average of multiples of revenues and EBITA achieved by the acquired companies in the applicable countries as compared to unrelated recent transactions in the marketplace and is reviewed annually for impairment. Market shares are not amortized in the consolidated financial statements, and no deferred taxes are recorded on market shares. If there is a significant diminution in the market share value for more than two consecutive years, as recomputed based on actual results of the applicable subsidiary as compared to the original calculation, an impairment loss is recorded.

     As of August 31, 2004, the Group also performed the impairment tests on market shares and goodwill required by the "Reglement du CRC no. 2002-10," issued on December 12, 2002, which defines the recoverable value of an asset as the higher of its market value or value in use. Market value is calculated based on criteria determined at the date of the acquisition corresponding mainly to revenues and EBITA and using multiples of recent transactions. Value in use is determined using the value of future cash flows after taxes calculated based on three-year plans prepared by management. These plans are extrapolated over a longer period by applying a growth rate specific to the sector of activity and geographical region concerned. Cash flows are discounted using a weighted average cost of capital. The recoverable value determined is then compared to the sum of intangible assets, other fixed assets and working capital. These impairment tests did not result in an impairment charge for the year ended August 31, 2004.

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


Investment Securities of non-consolidated companies

     Investment securities are recorded at acquisition cost. If the utility value is determined to be less than the net book value, investment securities are written down. Utility value is determined based on various criteria such as market value or market price, profitability outlook or revalued net assets. Dividends received from non-consolidated companies are recorded as income in the period in which they are received.

Deferred Income Taxes

     Deferred income taxes are recorded on temporary differences between the tax basis of assets and liabilities and their carrying values for financial reporting purposes (other than market shares and goodwill) as well as on consolidation adjustments.

     As the pattern of temporary difference reversals is not fixed, deferred taxes recorded on the balance sheet have not been discounted to their present value. In addition, deferred tax assets pertaining to net operating loss carry-forwards (net of deferred tax liabilities) are only recorded in cases where recovery is deemed probable.

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

Inventories

     Inventories consist of food items and supplies, which are stated at the lower of average cost or market, generally using the first-in, first-out method. As of August 31, 2004, the gross value of inventories was (euro)163 million.

Accounts Receivable

     Accounts receivable from clients are recorded at their nominal value. The allowance for doubtful accounts is estimated based upon the risk of non-recoverability of client receivables.

     Concentration of credit risk within accounts receivable is limited because a large number of customers make up the Group's customer base, thus spreading risk associated with trade credit. The Group generally does not require collateral or specific guarantees.

     Further information pertaining to accounts receivable is provided in note 3.10.

Marketable Securities and Deposits

     Marketable securities and deposits represent short-term investments akin to cash equivalents and are generally recorded at the lower of cost or market value. Also included in marketable securities and deposits are 3,033,771 Sodexho Alliance shares purchased for a total amount of (euro)89 million. These shares are to be used to fulfill our obligation with respect to several stock option plans within the Group. As a result of the decline in value of Sodexho Alliance shares as of August 31, 2002, the shares potentially in excess of those needed to fund the stock option plan were provisioned by (euro)19 million during fiscal 2002 in order to reflect their market value as of August 31, 2002. As a result of the sale of some of the shares during fiscal 2003, the shares were provisioned by (euro)7 million as of August 31, 2003. For the year ended August 31, 2004, the shares were provisioned by (euro)4 million.

     The fair value of marketable securities is presented in note 3.17.

Restricted Cash

     Restricted cash represents funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France ((euro)158 million as of August 31, 2004) and as a guarantee for commitments entered into by Mexican affiliates ((euro)10 million as of August 31, 2004).

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

2.   ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

                                                   Fiscal year ended August 31,
                                                  ------------------------------
                                                   2004        2003        2002
                                                  ------      ------      ------
                                                        (millions of euro)
Revenues by Operating Activity:
Food and Management Services
    North America ..........................       5,031       5,427       6,039
    Continental Europe .....................       3,760       3,585       3,491
    United Kingdom and Ireland .............       1,351       1,453       1,681

    Rest of World ..........................       1,103         974       1,119
                                                  ------      ------      ------
                                                  11,245      11,439      12,330
Service Vouchers and Cards .................         249         248         279
                                                  ------      ------      ------
                                                  11,494      11,687      12,609
                                                  ======      ======      ======

                                                   Fiscal year ended August 31,
                                                  ------------------------------
                                                   2004        2003        2002
                                                  ------      ------      ------
                                                        (millions of euro)
Revenues by Geographic Region:
    North America ..........................       5,031       5,427       6,038
    United Kingdom and Ireland .............       1,357       1,465       1,691
    France .................................       1,814       1,734       1,715
    Rest of Europe .........................       2,075       1,978       1,901
    Rest of the World ......................       1,217       1,083       1,264
                                                  ------      ------      ------
                                                  11,494      11,687      12,609
                                                  ======      ======      ======

                                                                  August 31,
                                                              ------------------
                                                               2004        2003
                                                              ------      ------
                                                              (millions of euro)
Net Fixed Assets by Operating Activity:
Food and Management Services
    North America ..........................................   2,433       2,720
    Continental Europe .....................................     715         715
    United Kingdom and Ireland .............................     877         876
    Rest of the World ......................................     151         148
Service Vouchers and Cards .................................     147         147
Holding Companies ..........................................      32          34
                                                              ------      ------
                                                               4,355       4,640
                                                              ======      ======

                                                                  August 31,
                                                              ------------------
                                                               2004        2003
                                                              ------      ------
                                                              (millions of euro)
Net Fixed Assets by Geographic Region:
    North America ..........................................   2,433       2,720
    United Kingdom and Ireland .............................     877         876
    France .................................................     355         364
    Rest of Europe .........................................     423         418
    Rest of the World ......................................     267         262
                                                              ------      ------
                                                               4,355       4,640
                                                              ======      ======

                                                  Fiscal year ended August 31,
                                                  2004        2003        2002
                                                 ------      ------      ------
                                                       (millions of euro)
EBITA by Operating Activity:
Food and Management Services
    North America ..........................        239         268         293
    Continental Europe .....................        171         167         150
    United Kingdom and Ireland .............         28          21           9
    Rest of the World ......................         37          18          31
Service Vouchers and Cards .................         68          68          77
Corporate Expenses .........................        (28)        (28)        (35)
                                                 ------      ------      ------
                                                    515         514         525
                                                 ======      ======      ======


                                                                 August 31,
                                                           --------------------
                                                             2004        2003
                                                           --------    --------
                                                            (millions of euro)
Group Employees by Geographic Zone:
    North America........................................   116,772     119,009
    United Kingdom and Ireland...........................    49,053      51,843
    France...............................................    30,359      30,465
    Rest of Europe.......................................    53,132      49,897
    Rest of the World....................................    63,659      57,171
                                                           --------    --------
                                                            312,975     308,385
                                                           ========    ========


3.   ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

  3.1   Financial Expense, Net

                                                      Year ended August 31,
                                                 -------------------------------
                                                  2004        2003        2002
                                                 ------      ------      ------
                                                        (millions of euro)
Interest income.............................         31          24          39
Net variation in financial provisions.......         (6)         (3)        (26)
Net exchange gains..........................         (1)         (8)          1
Interest expense............................       (142)       (165)       (180)
                                                 ------      ------      ------
                                                   (118)       (152)       (166)
                                                 ======      ======      ======


     The improvement of net financial expense of (euro)34 million in fiscal 2004 is mainly the result of decreases in foreign exchange losses of (euro)7 million and interest expense of (euro)23 million resulting from reduced borrowings. The improvement in net financial expense of (euro)14 million in fiscal 2003 was the result of the prior year reflecting a (euro)19 million provision, as described below. Exchange losses increased by (euro)9 million from fiscal 2002 when significant exchange gains were realized by our Luncheon Ticket subsidiary on its investments in strong currencies prior to the devaluation of the Argentine peso.

     Interest expense for fiscal 2004 primarily included (euro)30 million of interest expense on the credit facility arranged in April 2001, and interest of
(euro)87 million on the 1996, 1999 and 2002 bond issuances. Interest expense for fiscal 2003 primarily included (euro)38 million of interest expense on the credit facility arranged in April 2001, and interest of (euro)91 million on the 1996, 1999 and 2002 bond issuances. Reimbursements of borrowings of (euro)74 million and the decline of the U.S. dollar against the euro reduced our interest expense by (euro)15 million.

     The increase in financial provisions in fiscal 2002 mainly arose from the recording of a provision of (euro)19 million on Sodexho Alliance shares we acquired during fiscal 2001 and fiscal 2002 in connection with employee stock option programs in order to reflect the lower of cost or market. Interest expense for fiscal 2002 million primarily included (euro)80 million of interest expense on the credit facility arranged in April 2001, interest of (euro)58 million on the 1996, 1999 and 2002 bond issuances, and fees of (euro)11 million incurred in connection with various intercompany swap arrangements.

     3.2 Exceptional Items

     The net exceptional loss of (euro)33 million in fiscal 2004 included a loss on disposal of (euro)6 million for the sale of the Medcheque subsidiary in Brazil in March 2004; losses on disposal and exceptional depreciation of (euro)6 million on assets that became obsolete in several countries; expenses of (euro)6 million for current litigation; an expense of (euro)4 million related to property rationalizations and staff reductions in the United Kingdom; losses and provisions totaling (euro)3 million pertaining to Sodexho Alliance shares held in connection with stock option plans.

     Net exceptional income of (euro)1 million in fiscal 2003 included
(euro)28.6 million received in fiscal as a purchase price complement in connection with the fiscal 2001 sale of the shares in Corrections Corporation of America. This income was offset by (euro)13.6 million in losses and provisions pertaining to Sodexho Alliance shares held and stock option plans, (euro)7.6 million in restructuring costs in our U.S. and U.K. subsidiaries and litigation expenses of (euro)5 million.

     Net exceptional income totaled (euro)55 million in fiscal 2002 and primarily included the following items:

     o a gain of (euro)49 million on the sale of our kitchen equipment business (Lockhart) in the United Kingdom;

     o income of (euro)37 million from the reduction of the stock compensation liability recorded in connection with the acquisition of the remaining shares of Sodexho Marriott Services. The stock compensation liability recorded related to the rollover of the Sodexho Marriott Services stock options, which were unvested as of the transaction date, into options to purchase Sodexho Alliance shares. The liability was calculated at the acquisition date based on a share price of (euro)53.47. A portion of this income resulted from our purchase of Sodexho Alliance shares on the open market for a lower price, to be used for the stock option program. The remaining amount resulted from a decrease in the amount of provision required for "in the money" options as a result of the decline in the price of Sodexho Alliance shares;

     o restructuring costs totaling (euro)11 million, primarily for loss contracts, and receivables and fixed asset writedowns in the United Kingdom; and,

     o the recording of a (euro)11 million provision for legal and other costs related to a discrimination lawsuit filed by ten current and former Sodexho, Inc. employees.

     3.3 Income Tax Provision

     Following is a reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision (in millions of euro).

                                                             Year ended August 31,
                                                          --------------------------
                                                           2004      2003      2002
                                                          ------    ------    ------
Income before exceptional items, income taxes, income
   from equity investees, and goodwill amortization ....     397       362       359
Exceptional items ......................................     (33)        1        55
                                                          ------    ------    ------
Income before taxes ....................................     364       363       414
Sodexho Alliance tax rate ..............................   35.43%    35.43%    35.43%
                                                          ------    ------    ------
Theoretical tax provision ..............................     129       129       147
Effect of differing jurisdictional tax rates ...........      (3)        2       (10)
Permanent differences ..................................     (13)       (7)       (4)
Other taxes ............................................      (3)        4        (4)
Net operating loss carryforwards utilized in the current
   year but generated in prior years and not previously
   recognized ..........................................      (3)       (2)       (3)
Current year non-recognition of net operating loss
carryforwards ..........................................       1         5         8
                                                          ------    ------    ------
Tax provision ..........................................     108       131       134
                                                          ======    ======    ======

Current income taxes ...................................     122       140       129
Deferred income taxes ..................................     (14)       (9)        5
                                                          ------    ------    ------
Total ..................................................     108       131       134
Withholding taxes ......................................       1         3         2
                                                          ------    ------    ------
Total income taxes .....................................     109       134       136
                                                          ======    ======    ======

     3.4 Goodwill


                                                                             Additions      Decreases
                                                             August 31,     during the     during the   Translation     August 31,
                                                                2003           year           year      adjustments        2004
                                                            ------------   ------------   ------------  ------------   ------------
                                                                                 (millions of euro)
Sodexho, Inc. ...............................  Gross                969.0                           1.4         (69.1)         898.5
                                              Accumulated
                                              Amortization         (90.4)         (29.9)          (0.1)          5.2         (115.0)
Sodexho United Kingdom (1) .................  Gross                340.1                                         8.3          348.4
                                              Accumulated
                                              Amortization         (90.5)         (11.6)                        (2.3)        (104.4)
Sodexho Pass do Brazil .....................  Gross                 87.6                                        (1.2)          86.4
                                              Accumulated
                                              Amortization         (12.5)          (2.9)                         0.2          (15.2)
Sogeres ....................................  Gross                 56.5                                                       53.9
                                              Accumulated
                                              Amortization          (4.0)          (1.6)           2.6                         (5.6)
Sodexho Scandinavia ........................  Gross                 55.8            0.7                          0.4           56.9
                                              Accumulated
                                              Amortization         (10.8)          (1.9)                        (0.1)         (12.8)
Sodexho Spain ..............................  Gross                 28.5                                                       28.5
                                              Accumulated
                                              Amortization          (8.3)          (1.0)                                       (9.3)
Sodexho Belgium ............................  Gross                 22.9            1.2                                        24.1
                                              Accumulated
                                              Amortization          (8.7)          (0.8)                                       (9.5)
Luncheon Tickets ...........................  Gross                 22.5           10.3                                        32.8
                                              Accumulated
                                              Amortization          (3.7)          (0.9)                                       (4.6)
Sodexho Italy ..............................  Gross                 17.7                                                       17.7
                                              Accumulated
                                              Amortization          (3.1)          (0.7)                                       (3.8)
Universal Services..........................  Gross                 17.2                                                       17.2
                                              Accumulated
                                              Amortization          (2.1)          (0.6)                                       (2.7)
Sodexho Germany ............................  Gross                 13.3            2.4                                        15.7
                                              Accumulated
                                              Amortization          (4.7)          (0.5)                                       (5.2)
Other goodwill (gross amount less than 15     Gross
    million)................................                       138.1           10.7            5.2          (0.8)         142.8
                                              Accumulated
                                              Amortization         (38.2)          (6.7)          (4.3)          0.1          (40.5)
Total goodwill..............................
      Cost..................................                     1,769.2           25.3            9.2         (62.4)       1,722.9
      Accumulated amortization..............                      (277.0)         (59.1)          (4.4)          3.1         (328.6)
                                                            ------------   ------------   ------------  ------------   ------------
      Net book value........................                     1,492.2          (33.8)           4,8         (59.3)       1,394.3


     (1) This line item includes the international subsidiaries existing as of the date of acquisition of the Gardner Merchant Group, notably in the United Kingdom, Ireland, the Netherlands, the United States, France and Australia, as well as subsequent entities acquired by our subsidiary in the United Kingdom and Ireland.


     3.5 Intangible Assets

                                                   Additions    Decreases     Changes in
                                      August 31,   during the   during the   consolidation   Translation   August 31,
                                         2003         year         year          scope       adjustments      2004
                                      ----------   ----------   ----------   -------------   -----------   ----------
                                                                      (millions of euro)
Market Shares:
      North America (food and
         management services) ....       1,665.7                                                  (162.8)     1,502.9
      North America (remote sites)          40.0                                                    (3.9)        36.1
      United Kingdom and Ireland .         540.4                                                    13.7        554.1
      Netherlands ................          86.1                                                                 86.1
      Sweden .....................          77.4                                                     0.8         78.2
      Australia ..................          10.7                                                    (0.2)        10.5
      France .....................         137.0                                                                137.0
                                      ----------   ----------   ----------   -------------   -----------   ----------

      Total Cost .................       2,557.3          0.0          0.0             0.0        (152.4)     2,404.9
      Diminutions in value
         (Australia) .............          (1.0)                     (1.0)                                       0.0
                                      ----------   ----------   ----------   -------------   -----------   ----------
      Net book value .............       2,556.3          0.0          0.0             0.0        (152.4)     2,404.9
Other Intangible Assets (1):
      Cost .......................         187.3         12.2          3.0            (3.0)          3.2        196.7
      Accumulated amortization and
         diminutions in value ....         (57.6)       (34.8)        (2.2)            2.1           5.6        (82.5)
                                      ----------   ----------   ----------   -------------   -----------   ----------
      Net book value .............         129.7        (22.6)         0.8            (0.9)          8.8        114.2
Totals:
      Cost .......................       2,744.6         12.2          3.0            (3.0)       (149.2)     2,601.6
      Accumulated amortization and
         diminutions in value ....         (58.6)       (34.8)        (3.2)            2.1           5.6        (82.5)
                                      ----------   ----------   ----------   -------------   -----------   ----------
      Net book value .............       2,686.0        (22.6)        (0.2)           (0.9)       (143.6)     2,519.1
                                      ==========   ==========   ==========   =============   ===========   ==========

     The methodology used for valuing market shares and the valuation as of August 31, 2004 are described in note 1.

(1)  Other intangible assets mainly includes software with a net value of
     (euro)88 million as of August 31, 2004.

   3.6     Property, Plant and Equipment

                                             Additions    Decreases     Changes in
                                August 31,   during the   during the   consolidation   Translation   August 31,
                                   2003         year         year          scope       adjustments      2004
                                ----------   ----------   ----------   -------------   -----------   ----------
                                                                      (millions of euro)
Land
      Cost ...................         7.8          0.2          0.1             0.6          (0.3)         8.2
      Diminutions in value ...        (0.4)        (0.2)                        (0.2)          0.2         (0.6)
                                ----------   ----------   ----------   -------------   -----------   ----------
          Net book value .....         7.4          0.0          0.1             0.4          (0.1)         7.6
Buildings
      Cost ...................        71.2          5.6          4.8             1.1          11.2         84.3
      Accumulated depreciation       (32.4)        (4.2)        (2.3)           (0.3)         (0.3)       (34.9)
                                ----------   ----------   ----------   -------------   -----------   ----------
          Net book value .....        38.8          1.4          2.5             0.8          10.9         49.4
Facilities and fixtures
      Cost ...................       124.0         17.7          6.7             0.0          (2.1)       132.9
      Accumulated depreciation       (70.9)       (16.3)        (5.2)            0.0           1.9        (80.1)
                                ----------   ----------   ----------   -------------   -----------   ----------
          Net book value .....        53.1          1.4          1.5             0.0          (0.2)        52.8
Plant and machinery
      Cost ...................       346.4         53.6         26.3             2.3         (17.3)       358.7
      Accumulated depreciation      (218.2)       (51.0)       (21.2)           (1.4)         17.2       (232.2)
                                ----------   ----------   ----------   -------------   -----------   ----------
          Net book value .....       128.2          2.6          5.1             0.9          (0.1)       126.5
Vehicles
      Cost ...................        81.4          4.7          8.8             0.1          (5.8)        71.6
      Accumulated depreciation       (61.3)        (6.5)        (7.6)            0.2           6.5        (53.5)
                                ----------   ----------   ----------   -------------   -----------   ----------
          Net book value .....        20.1         (1.8)         1.2             0.3           0.7         18.1
Office and computer equipment
      Cost ...................       194.9         25.4         14.7            (0.3)        (14.9)       190.4
      Accumulated depreciation      (135.3)       (27.3)       (13.6)            0.4          11.8       (136.8)
                                ----------   ----------   ----------   -------------   -----------   ----------
          Net book value .....        59.6         (1.9)         1.1             0.1          (3.1)        53.6
Other fixed assets
      Cost ...................       122.7         27.2          3.0            (0.5)        (36.9)       109.5
      Accumulated depreciation       (50.6)       (12.7)        (3.0)            0.9           3.8        (55.6)
                                ----------   ----------   ----------   -------------   -----------   ----------
          Net book value .....        72.1         14.5          0.0             0.4         (33.1)        53.9
Totals:
      Cost ...................       948.4        134.4         64.4             3.3         (66.1)       955.6
      Accumulated amortization      (569.1)      (118.2)       (52.9)           (0.4)         41.1       (593.7)
                                ----------   ----------   ----------   -------------   -----------   ----------
      Net book value .........       379.3         16.2         11.5             2.9         (25.0)       361.9
                                ==========   ==========   ==========   =============   ===========   ==========


     3.6.1 Capital Leases

     Assets recorded under capital lease arrangements totaled (euro)44 million as of August 31, 2004 ((euro)48 million as of August 31, 2003), which was net of accumulated amortization of (euro)79 million.

     3.7 Financial investments

                                                  Increases/
                                                  (decreases)      Changes in
                                     August 31,    during the   consolidation   Translation   August 31,
                                        2003          year          scope       adjustments      2004
                                     ----------   -----------   -------------   -----------   ----------
                                                              (millions of euro)
Investment securities
      Cost ........................        20.5           0.2            (1.6)          0.1         19.2
      Diminutions in value.........        (9.5)         (0.7)                         (0.1)       (10.3)
                                     ----------   -----------   -------------   -----------   ----------
          Net book value ..........        11.0          (0.5)           (1.6)          0.0          8.9
Other investments
      Cost ........................        22.2          (1.9)           (0.2)                      20.1
      Diminutions in value ........        (1.3)          0.9             0.2                       (0.2)
                                     ----------   -----------   -------------   -----------   ----------
          Net book value ..........        20.9          (1.0)            0.0           0.0         19.9
Receivables from investees
      Cost ........................        13.7           5.4                           0.3         19.4
      Diminutions in value ........         0.0          (0.1)                                      (0.1)
                                     ----------   -----------   -------------   -----------   ----------
          Net book value ..........        13.7           5.3             0.0           0.3         19.3
Loans receivable *
      Cost ........................         6.1           0.3                          (0.2)         6.2
      Diminutions in value ........        (0.1)                                                    (0.1)
                                     ----------   -----------   -------------   -----------   ----------
          Net book value ..........         6.0           0.3             0.0          (0.2)         6.1
Deposits and other *
      Cost ........................        12.0          (0.6)            0.4          (0.5)        11.3
      Diminutions in value ........         0.0
                                     ----------   -----------   -------------   -----------   ----------
          Net book value ..........        12.0          (0.6)            0.4          (0.5)        11.3
Total financial investments
      Cost ........................        74.5           3.4            (1.4)         (0.3)        76.2
      Diminutions in value ........       (10.9)          0.1             0.2          (0.1)       (10.7)
                                     ----------   -----------   -------------   -----------   ----------
          Net book value ..........        63.6           3.5            (1.2)         (0.4)        65.5
                                     ==========   ===========   =============   ===========   ==========


          Included in working capital in the cash flow statement.

Principal investment securities in non-consolidated companies

     As of August 31, 2004, investment securities principally include a
(euro)2.5 million investment in Stadium Australia Management, in which the Group owns an equity interest of 15.8% of the shares, a (euro)2.8 million investment in Leoc Japan Co (previously, Sodex Japan Company Ltd), of which it owns an equity interest of 9.3%, and a (euro)1 million investment in Societe Privee de Gestion, in which the Group owns an equity interest of 10.7%.

     3.8 Investments in Equity Investees

     Companies accounted for under the equity method are listed in note 4.5.

                                                                                                         Gross
                                              Current      Current year   Changes in    Translation     balance,
                                August 31,    year net       dividends   consolidation  adjustments    August 31,
                                   2003     income (loss)    received        scope      and other         2004
                                ----------  -------------  ------------  -------------  -------------  ----------
                                                              (millions of euro)
Equity method investees.......        19.3            1.5          (3.7)          (3.2)           0.6        14.5
                                ==========  =============  ============  =============  =============  ==========

     3.9 Prepaid Expenses, Other Receivables and Other Assets

                                          Gross value,   Diminutions in     Net value,       Net value,
                                           August 31,     value, August     August 31,       August 31,
                                              2004          31, 2004           2004             2003
                                         --------------  --------------   --------------  --------------
                                                                (millions of euro)
     Advances .........................               5               5                                8
     Other operating receivables.......             224              (2)             222             264
     Investment receivables ...........               3                                3               3
     Financing receivables ............               1                                1               2
                                         --------------  --------------   --------------  --------------
         Total other receivables ......             233              (2)             231             277
     Prepaid expenses .................              53                               53              70
     Deferred financing charges .......              16                               16              22
     Other deferred charges (1) .......             146                              146             170
     Deferred tax asset ...............             106                              106              98
                                         --------------  --------------   --------------  --------------
         Total ........................             554              (2)             552             637
                                         ==============  ==============   ==============  ==============

(1)  These items are classified as fixed assets in the cash flow statement.


     3.10 Accounts and Other Receivables

                                     Allowance
                                    for Doubtful    Net book                                                 Net book
                      Gross value,    Accounts,       value                                                    value
                       August 31,    August 31,     August 31,    Due within    Due from one    Due after    August 31,
                          2004          2004           2004        one year    to five years   five years       2003
                      ------------  ------------   ------------  ------------  -------------  ------------  ------------
                                                               (millions of euro
Accounts
receivable .........         1,446           (78)         1,368         1,368                                      1,383
                      ============  ============   ============  ============  =============  ============  ============
Other receivables ..           233            (2)           231           204             27                         277
                      ============  ============   ============  ============  =============  ============  ============
Prepaid expenses ...            53             0             53            51              1             1            70
                      ============  ============   ============  ============  =============  ============  ============

     The allowance for doubtful accounts represents 5.4% of the accounts receivable balance as of August 31, 2004 compared to 4.4% as of August 31, 2003.

     3.11 Deferred Charges

                                  Net book                                           Net book
                                   value,                                              value,
                                 August 31,  Due within  Due from one   Due after    August 31,
                                    2004      one year   to five years  five years      2003
                               ------------  ----------  -------------  ----------  -----------

   Deferred financing costs              16           6             10           0           22
                               ============  ==========  =============  ==========  ===========
   Deferred charges                     146          31             75          40          170
                               ============  ==========  =============  ==========  ===========


     Included in deferred charges are investments in client facilities, principally in the U.S., totaling (euro)119 million as of August 31, 2004,
(euro)12 million of bid costs and (euro)7 million of start-up costs on long term contracts, which are amortized over the shorter of their estimated useful life and 10 years.

   3.12    Deferred taxes

                                                                 August 31,
                                                              2004        2003
                                                             ------      ------

                                                             (millions of euro)
            Deferred tax assets ....................            106          98
            Deferred tax liabilities ...............            (20)        (17)
                                                             ------      ------
            Net deferred tax assets ................             86          81
                                                             ======      ======


     As of August 31, 2004, deferred tax assets which were not recorded because their realization was not considered probable totaled (euro)21 million, including (euro)3 million of net operating loss carrybacks recorded by the subsidiaries prior to their acquisition. As of August 31, 2003, deferred tax assets which were not recorded because their realization was not considered probable totaled (euro)25 million.

     The principal items giving rise to deferred tax assets and liabilities were as follows:

                                                         August 31,          August 31,
                                                            2004                2003
                                                     ------------------  ------------------
                                                     (millions of euro)  (millions of euro)
            Employee benefits liabilities .........                  75                  94
            Other temporary differences ...........                   8                 (22)
            Net operating loss carryforwards.......                   3                   9
                                                     ------------------  ------------------
            Net deferred tax assets ...............                  86                  81
                                                     ==================  ==================

     3.13 Cash

     Cash is comprised of the following:

                          August 31, 2004   August 31, 2004    August 31, 2004
                               Gross           Provisions            Net
                          ----------------  ----------------   ----------------
   Marketable securities               548                12                536
   Restricted cash                     168                 0                168
   Cash                                505                 0                505
                          ----------------  ----------------   ----------------
   Total                             1,221                12              1,209
                          ================  ================   ================




     Cash by type of currency as of August 31, 2004 was as follows:

Euro                                                       675       55%
US Dollars                                                  91        8%
Pounds Sterling                                             85        7%
Other currencies                                           370       30%
                                                        ------    -----
Total                                                    1,221      100%
                                                        ======    =====

     3.13 Shareholders' Equity

     Changes in shareholders' equity are as follows:

                                                                                    Consolidated Reserves
                                                                 ---------------------------------------------------
                                                   Additional                  Foreign                     Group
                              Shares     Common     paid in      Retained     currency        Treasury      net        Shareholders'
                           outstanding    stock     capital      earnings    translation       shares      income         equity
                           -----------  --------  ------------   ---------  --------------   ----------   ----------   ------------
                                                                     (millions of euro)
Shareholders' equity,
   August 31, 2002 ......  159,021,416       636         1,191         476             (76)         (31)         202          2,398
                           ===========  ========  ============   =========  ==============   ==========   ==========   ============
Share capital
    increase ............          149                                                                                            0
Reclassification of
   deferred taxes on
   share capital
   increase expenses ....                                   (5)          5                                                        0
Dividend payments
   by the holding
   company (net of
   dividends on
   treasury shares)                                                    107                                      (202)           (95)
Net income for the
   period ...............                                                                                        162            162
Foreign currency
   translation
   adjustment ...........                                                             (218)          (1)                       (216)
                           -----------  --------  ------------   ---------  --------------   ----------   ----------   ------------
Shareholders'
   equity,
   August 31, 2003 ......  159,021,565       636         1,186         591            (294)         (32)         162          2,249
                           ===========  ========  ============   =========  ==============   ==========   ==========   ============
Share capital
   increase .............        4,848                                                                                            0
Reclassification of
   deferred taxes on
   share capital
   increase expenses
Dividend payments
   by the holding
   company (net of
   dividends on
   treasury shares) .....                                               67                                      (162)           (95)
Net income for the
   period ...............                                                                                        183            183
Foreign currency
   translation
   adjustment and
   other ................                                                6            (151)                                    (145)
                           -----------  --------  ------------   ---------  --------------   ----------   ----------   ------------
Shareholders'
   equity,
   August 31, 2004 ......  159,026,413       636         1,186         664            (445)         (32)         183          2,192
                           ===========  ========  ============   =========  ==============   ==========   ==========   ============


     3.13.1 Indirectly Held Treasury shares

     As of August 31, 2004, Sofinsod had a 7.13% indirect interest in Sodexho Alliance, SA through its 18.5% interest in the capital of Bellon SA, which in turn held 38.53% of Sodexho Alliance, SA. These shares, valued at (euro)32 million in the financial statements, are reflected as a reduction to shareholders' equity in the consolidated financial statements. The Group is in compliance with the regulations L.225-210 and L.225-214 insofar as its reserves, other than the statutory reserves, are higher than the gross value of the treasury shares held.


     3.14 Minority Interests

     Changes in minority interests are as follows:

                                                                   August 31
                                                               ----------------
                                                                2004      2003
                                                               ------    ------
                                                              (millions of euro)
Minority interests, beginning of  year .....................       66        73
   Share capital increase ..................................        1         0
   Dividends paid ..........................................       (8)      (11)
   Net income for the period ...............................       14         9
   Change in consolidation scope ...........................      (47)       (2)
   Currency translation and other ..........................       (1)       (3)
                                                               ------    ------
Minority interests, end of  year ...........................       25        66
                                                               ======    ======

     3.15 Provisions for Contingencies and Losses

     Provisions for contingencies and losses include the following amounts:

                                                                        Release
                                                                        without
                                                                        corres-     Translation     Change in
                                    August 31,                          ponding     Differences   Consolidation  August 31,
                                       2003      Increase    Release     charge      and Other         Scope        2004
                                    ----------  ----------  ---------   ---------   -----------   -------------  ----------
                                                                       (millions of euro)
Payroll and other taxes .........           37           7         (3)         (2)           (5)                         34
Employee litigation .............           16           9         (7)         (1)           (1)                         16
Contract termination costs ......           11           6         (4)         (1)           (3)                          9
Client and supplier litigation ..            5           5         (1)                                                    9
Equity method investees .........            8                                                1                           9
Stock options ...................            0                                 (3)            7                           4
Sodexho Inc. acquisition
provisions. .....................            4                                               (1)                          3
Large repairs ...................            5           1                                   (3)                          3
                                    ----------  ----------  ---------   ---------   -----------   -------------  ----------
Other                                        3           3         (2)                        1               1           6
                                    ----------  ----------  ---------   ---------   -----------   -------------  ----------
                                            89          31        (17)         (7)           (4)              1          93
                                    ==========  ==========  =========   =========   ===========   =============  ==========

The following table summarizes the net impact to the income statement line items of the increases and releases to provisions for contingencies and losses as of August 31, 2004:

                                                         Increases     Releases
                                                         ---------     --------
                                                           (millions of euro)
Operating ............................................          15          (11)
Financial ............................................           1            0
Exceptional ..........................................          15          (13)
                                                         ---------     --------
                                                                31          (24)
                                                         =========     ========


     3.16 Borrowings and Financial Debt

     Future payments on borrowings and other debt balances as of August 31, 2004 were due as follows:

                                                                                              Total        Total
                                         Less than one    One to five     More than five    August 31,   August 31,
                                              year           years            years            2004         2003
                                         -------------   -------------   ----------------   ----------   ----------
                                                                        (millions of euro)
Bonds                                               32           1,300                           1,332        1,641
   Euro ...............................             32           1,300                  0        1,332        1,641
                                         -------------   -------------   ----------------   ----------   ----------
     Total bonds ......................
Bank borrowings (1)                                218             483                             701          953
   U.S. Dollars .......................            (41)           (116)                20         (137)        (388)
   Euro ...............................            132              (1)                            131           85
   Pounds Sterling ....................             18               5                              23           45
   Other currencies ...................            327             371                 20          718          695
                                         -------------   -------------   ----------------   ----------   ----------
      Total bank borrowings ...........
Capital lease obligations                            3               2                               5            7
   U.S. Dollars .......................             11              22                  5           38           38
   Euro ...............................                              3                               3            3
   Other currencies ...................             14              27                  5           46           48
                                         -------------   -------------   ----------------   ----------   ----------
      Total capital lease obligations .
Other borrowings                                     6               2                  1            9            4
   Euro ...............................                                                              0            1
   Other currencies ...................              6               2                  1            9            5
                                         -------------   -------------   ----------------   ----------   ----------
     Total other borrowings ...........
Bank overdraft balances                             16                                              16           25
   Euro ...............................              1                                               1
   Pounds Sterling ....................                                                              0           70
   Other currencies ...................              6                                               6            4
                                         -------------   -------------   ----------------   ----------   ----------
      Total bank overdrafts ...........             23               0                  0           23           99
                                         -------------   -------------   ----------------   ----------   ----------
Total                                              402           1,700                 26        2,128        2,488
                                         =============   =============   ================   ==========   ==========

(1)  Includes impact of swaps; see note 3.17 for further information.

3.16.1     Bond Issues


                              August 31,                            Translation   August 31,
                                 2003      Increase    Repayments   Differences      2004
                              ---------   ----------   ----------   -----------   ----------
                                   (millions of euro, except for number of securities)
1996 bond issuance -
      FRF 2,000,000,000
Principal                           305                       305                          0
Accrued interest                      4                         4                          0
                              ---------   ----------   ----------   -----------   ----------
     Total                          309            0          309             0            0
Number of securities            400,000                                                    0
1999 bond issuance -
(euro)300,000,000
Principal                           300                                                  300
Accrued interest                      6                                                    6
                              ---------   ----------   ----------   -----------   ----------
    Total                           306                                                  306
Number of securities            300,000                                              300,000
2002 bond issuance -
(euro)1,000,000,000
Principal                         1,000                                                1,000
Accrued interest                     26                                                   26
                              ---------   ----------   ----------   -----------   ----------
    Total                         1,026                                                1,026
                              ---------   ----------   ----------   -----------   ----------
Total                             1,641            0          309             0        1,332
                              =========   ==========   ==========   ===========   ==========


     (euro)305 million bond issue

     The bonds issued on May 22, 1996 and totaling FRF 2 billion ((euro)305 million) were fully redeemed on June 7, 2004.

     (euro)300 million bond issue

     On March 16, 1999, Sodexho Alliance issued 300,000 bonds of (euro)1,000 each for total proceeds of (euro)300 million. The bonds will be fully redeemable at par on March 16, 2009. The bonds carry interest at 4.625% per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding as of August 31, 2004.

     (euro)1 billion bond issue

     On March 25, 2002, Sodexho Alliance issued bonds totaling (euro)1 billion, maturing on March 25, 2009, and carrying interest of 5.875% payable on March 25 annually.

     3.16.2     Other Borrowings

     Syndicated credit facility - April 2001

     As of August 31, 2004, outstanding borrowings under the credit facility negotiated in April 2001 with a syndicate of banks, totaled U.S. $577 million ((euro)476 million) and comprised the following:

     o Tranche B, totaling U.S. $542 million, with quarterly repayments over 5 years, equated to (euro)447 million using the August 31,2004 exchange rate (pursuant to the swap agreement described in note 3.16.3 below, the U.S. dollar variable LIBOR-based rate on this debt has largely been swapped for a fixed rate)

     o Tranche C totaling U.S. $150 million and reimbursable in April, 2006, of which U.S. $35 million ((euro)29 million using the August 31, 2004 exchange rate) was utilized, including letters of credit as of August 31, 2004.

          Since the creation of this syndicated credit facility, (euro)2.252 million has been reimbursed, including U.S. $156 million ((euro)129 million), which was repaid in fiscal 2004.

     Revolving credit facility - May 2004

     In May 2004, the Group arranged a revolving credit facility of (euro)360 million in order meet its working capital needs including the repayment of the
(euro)305 million bond in June 2004. As of August 31, 2004, (euro)100 million and U.S. $100 million were utilized (totaling (euro)183 million). This revolving credit facility expires in April 2005 but the Group may extend it, at its discretion, to April 2006, or at the discretion of the banks to April 2007.

     Covenants

     The (euro)300 million bond issue redeemable on March 2009 and the May 2004 revolving credit facility are not subject to financial covenants.

     The credit facilities arranged in April 2001 with a syndicate of banks amounted to U.S. $577 million as of August 31, 2004 and include accelerated repayment conditions typical of this type of arrangement.

     Also included in the terms are various specific covenants related to the level of ownership in Sodexho Alliance by Bellon S.A., which is not permitted to be lower than 33.3%, as well as to ratios pertaining to the Group's consolidated net debt, its EBITA, and its net financial expense. As of August 31, 2004, the Group was in compliance with these covenants.

     Should a covenant requirement not be met, the credit facilities agent or the banks representing more than two thirds of the credit facilities are authorized to require accelerated repayment of the balance of the credit facilities.

     Accelerated repayment of the credit facilities gives the holders of the March 2002 (euro)1 billion bond issue, and the banks included in the May 2004 revolving credit facility the right to demand repayment.

     3.16.3 Interest rate swap agreements

     In accordance with Group policy, the majority of variable rate borrowings are swapped to fixed interest rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated. As of August 31, 2004, 79% percent of borrowings were at fixed rates (including those swapped) and the average interest rate for fiscal 2004 was 5.20%.

     3.17 Financial Instruments

     The table below summarizes the impact on the financial statements of the financial instruments described in note 3.16.

                                                                                                  Borrowings in
                                                 Borrowings in   Borrowings in    Borrowings in           other     TOTAL
                                                          euro             USD              GBP      currencies
                                                 -------------   --------------   -------------   --------------    -------
                                                                              (millions of euro)
a)   Borrowings subject to cross currency agreements:


- UK borrowings
   (GPB 91 million)
Due to the bank  GBP 91 million                                                             135                       135
Due from the bank  EUR 135 million                       (135)                                                       (135)


- Sodexho Scandinavia swaps
(SEK 75
million)                                                                                                      8         8
Due to the bank  SEK 75 million
Due from the bank     EUR 8.3 million                      (8)                                                         (8)


- Sodexho Inc. swaps
(US dollar 111.7 million)
                                                                            95                                         95
Due to the bank   US $114.9 million                      (130)                                                       (130)
Due from the bank EUR 129.6 million



                                                            2                                (4)              2         0
- other subsidiaries swaps  (not detailed)

b) Borrowings subject to interest rate swap                                305                                        305
agreements
c) Borrowings not subject to hedging                      134              301                0              13       448
arrangements
                                                 -------------   --------------   -------------   --------------    -------
Total borrowings                                         (137)             701              131              23       718
                                                 =============   ==============   =============   ==============    =======

     3.17.1 Cross currency swaps

     In August 2004, a cross currency swap was negotiated (GBP 91 million against (euro)135 million) on an intercompany loan totaling GBP 91 million. This swap terminates during fiscal 2005.

     In June 1999, a cross currency swap was negotiated on a loan of (euro)50.1 million to Sodexho Scandinavia Holding AB (4.15% against a variable interest rate in Swedish crowns). As of August 31, 2004, the debt at the swapped rate totaled SEK 75 million against (euro)8.3 million. The swap terminates in fiscal 2005.

     In March 2002, a cross currency swap was negotiated on an inter-company loan of U.S. $309 million to Sodexho, Inc. (6.325% against 6.5775% and in euro against U.S. dollars), reimbursable on March 25, 2007. As of

August 31, 2004, the debt at the swapped rate totaled U.S. $115 million against
(euro)130 million. The decrease in the dollar against the euro led to a decrease in the debt as converted to euro of (euro)35 million.

     3.17.2 Interest Rate Swaps

     Several interest rate swaps (3.3% to 5.9% against U.S. dollar LIBOR) with the following maturities were negotiated in order to convert variable rate interest to fixed on a portion of Sodexho Inc.'s borrowings totaling U.S.$370 million ((euro)305 million).

     Fair Values of Financial Instruments

     Following are the fair values of the Group's financial instruments as of August 31, 2004:

                                                             Net book
                         ASSETS                                value      Fair value    Difference
                                                            ----------  --------------  -----------
                                                                      (millions of euro)
Financial fixed assets
Investments...............................................        9              9           0
Receivables from investees................................       20             20           0
Loans receivable..........................................        6              6           0
Other long-term investments...............................       20             20           0
Other financial fixed assets..............................       11             11           0
                                                            ----------  --------------  -----------
Total financial fixed assets..............................       66             66           0
Equity method investees.............                             14             14           0
Marketable securities and other
Cash......................................................       92             92           0
Term deposits.............................................      131            131           0
Debt securities...........................................      100            100           0
Mutual funds - SICAV......................................      116            116           0
Listed securities.........................................        3              3           0
Mutual funds - other......................................        5              5           0
Sodexho Alliance shares (1)...............................       89             65         (24)
                                                            ----------  --------------  -----------
Total marketable securities and other ....................      536            512         (24)
                                                            ----------  --------------  -----------
Restricted cash  .........................................      168            168           0
Total.....................................................    1,231          1,207         (24)
                                                            ==========  ==============  ===========
                     LIABILITIES
Bonds

2002 (euro)1 billion bond issuance........................    1,026          1,095          69
1999 (euro)300 million bond issuance......................      306            306           0
                                                            ----------  --------------  -----------
   Total bonds............................................    1,332          1,401          69
Bank debt
Sodexho, Inc. borrowings..................................      607            608           1
Swap on intercompany loan with Sodexho, Inc...............      (35)           (37)         (2)
Sodexho Alliance borrowings...............................      100            100           0
Other bank debt...........................................       46             46           0
                                                            ----------  --------------  -----------
   Total bank debt........................................      718            717          (1)
Bank overdrafts. .........................................       23             23           0
Other borrowings..........................................       55             55           0
                                                            ----------  --------------  -----------
Total borrowings..........................................    2,128          2,196          68
                                                            ==========  ==============  ===========
Other liabilities
SMS acquisition debt (1)..................................       28              4         (24)
                                                            ----------  --------------  -----------
Total.....................................................    2,156          2,200          44
                                                            ==========  ==============  ===========

(1) A portion of the acquisition cost for the shares of Sodexho Marriott Services, Inc. (now Sodexho, Inc.) acquired in June 2001 related to the rollover of employee stock options, was considered payable in Sodexho Alliance shares, which have not yet been issued. A liability was recorded in other liabilities as of the acquisition date. This liability has been revalued to reflect the price paid by Sodexho Alliance for shares it acquired on the open market to be used in connection with this stock option program. As of August 31, 2004, the fair value of the Sodexho Alliance shares was (euro)24 million lower than its net book value; the fair value of the related debt was (euro)24 million lower than its net book value.

     3.18 Maturities of other liabilities

                                   Net value at  Less              More
                                    August 31,   than 1  1 to 5   than 5    August
                                       2004       year    years    years   31,  2003
                                   ------------  ------  ------   ------   ---------
Advances from clients............          123      122       0        1         171
Tax and employee liabilities.....        1,048      912       8      128         974
Other operating
liabilities......................           64       63       1        0          59
Investment related liabilities...           28        1      27        0          37
Financing related liabilities....            0        0       0        0           1
Deferred revenues................           48       44       3        1          35
                                   -----------   ------  ------   ------   ---------
Other liabilities................        1,311    1,142      39      130       1,277
Deferred tax liabilities (1).....           20       --      --       --          17
                                   -----------   ------  ------   ------   ---------
Total ...........................        1,331       --      --       --       1,294
                                   ===========   ======  ======   ======   =========

     (1)  Maturity not available.

3.19 Statement of Cash Flows - Additional Information

     3.19.1 Changes in working capital

     The table below provides additional information on the balance sheet line items impacting the cash flow statement, excluding exchange rate variations, changes in consolidation scope, or other variations not impacting cash flows.

                                                                           Translation       Change in
                                August 31,   Increase/   Securitization     adjustments    consolidation    August 31,
                                      2003  (decrease)         (2)                             scope              2004
                                ----------  ----------   --------------    ------------    -------------    ----------
Loans receivable and other
financial investments ..........        18                                                                          18
Inventories ....................       170                                          (8)                1           163
Advances to
suppliers ......................         8          (3)                                                              5
Accounts receivable ............     1,383           5               36            (62)                6         1,368
Other operating receivables ....       264         (31)                            (12)                1           222
Prepaid
expenses .......................        70         (14)                             (3)                             53
                                ----------  ----------   --------------    ------------    -------------    ----------
Operating
receivables ....................     1,913         (43)              36            (85)                8         1,829
Investment related receivables..         3                                                                           3
Financing related
receivables ....................        24          29              (36)            --                --            17
                                ----------  ----------   --------------    ------------    -------------    ----------
Changes in assets ..............     1,940         (14)               0            (85)                8         1,849
                                ==========  ==========   ==============    ============    =============    ==========

Advances from
customers ......................       171         (43)                             (6)                1           123
Accounts
payable ........................     1,128         (47)                            (53)                7         1,035
Vouchers payable ...............       794          80                             (28)               (3)          843

Taxes and social charges
payable ........................       974         111                             (39)                2         1,048
Other operating payables .......        59           6                              (1)               --            64
Deferred revenues ..............        35          13                              --                --            48
                                ----------  ----------                      -----------    -------------    ----------
Operating liabilities ..........     3,161         120                            (127)                7         3,161
Investment related payables ....        37          (9)                                                             28
Financing related payables .....         1          (1)                                                              0
                                ----------  ----------                      -----------    -------------    ----------
Changes in liabilities .........     3,199         110                            (127)                7         3,189
                                ==========  ==========                      ===========    =============    ==========

Net effect on working capital:
Change in working capital
 from operating activities .....                   163
                                                 =====
Change in working capital
from investment activities .....                    (9)
                                                 =====
Change in working capital
from financing activities ......                   (30)
                                                 =====

(1)  This item is included in Financial Investments in the Balance Sheet.

(2) The securitization affects the changes in working capital from financing activities.

          3.19.2 Changes in financial borrowings

                                                                            Change in
                                                Increase/  Translation  consolidation     August
                             August 31, 2003   (decrease)  adjustments          scope   31, 2004
                             ---------------   ----------  -----------  -------------   --------
Bonds                                  1,641         (309)                                 1,332
Bank borrowings                          695          113          (90)                      718
Bank overdraft balances                   99          (78)           1              1         23
Capital lease obligations                 48           (1)          (1)                       46
Other borrowings                           5            5           (1)                        9
                             ---------------   ----------  -----------  -------------   --------
                                       2,488         (270)         (91)             1      2,128
                             ===============   ==========  ===========  =============   ========


          3.19.3 Acquisitions and disposals of tangible and intangible assets and subsidiaries

                                                Acquisitions   Disposals    Net
                                                ------------   ---------   -----
Tangible and intangible assets (*)                      (176)         14   (162)
Variation in financial assets                             (5)          6      1
Less: tax effects on disposals                                        (1)    (1)
                                                ------------   ---------   -----
Total change in tangible and intangible assets          (181)         19   (162)

Acquisitions (disposals) of subsidiaries                 (79)          1    (78)
Less: cash in acquired and disposed of                     3          (2)     1
companies, net
Less: tax effects on disposals                            --           3      3
Net cash from changes in consolidation scope             (76)          2    (74)
                                                ------------   ---------   -----
TOTAL                                                   (257)         21   (236)
                                                ============   =========   =====

     (*) includes other deferred charges relating to fixed assets.

     3.20 Commitments

          3.20.1 Off balance sheet commitments

     Commitments made as of August 31, 2004 (millions of euro) were as follows:

-----------------------------------------------------------------------------------------------------
                                                   August 31, 2004                August 31, 2003
-----------------------------------------------------------------------------------------------------
                                          < 1 year  1 - 5 years  > 5 years  Total      Total
Financial guarantees to third parties         46        19            9       74         59
Performance bonds on operating leases         17        17            4       38         33
Client performance bonds                       6        10            0       16         48
Other commitments                              4         3            0        7         10
-----------------------------------------------------------------------------------------------------
Total                                         73        49           13      135        150
-----------------------------------------------------------------------------------------------------

          With respect to the above table, there are no other significant off balance sheet commitments.


Sureties:

     In connection with its Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling (euro)10 million as of August 31, 2004. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries during fiscal 2004 were not significant.


     3.20.2 Commitments to purchase or sell shares in companies

     Commitments made:

     Abra (subsidiary of Sodexho Scandinavian Holding AB)

     Through its Sodexho Scandinavian Holding AB subsidiary, the Group has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 8% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount per the agreement is (euro)0.5 million and it is estimated at
(euro)1.9 million, based on current projections.

     Altys Multiservices

     The Group has entered into a put agreement to acquire 18.5% of the shares of Altys Multiservices from minority shareholders between October 1 and November 30, 2005 and 1.5% between October 1 and November 30, 2007 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.

     Sodexho Italia

     The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010 at the latest for a purchase price based on a multiple of the average economic profits as defined contractually.

     Sodexho MM Catering

     The Group has entered into a put agreement to acquire the remaining 9.5% of the shares of Sodexho MM Catering from the minority shareholders at any time for a purchase price based on a multiple of the average economic profits as defined contractually for a minimum amount of (euro)0.2 million.


     Commitments received:

     Patriot Medical Technologies, Inc.

     The minority shareholders of Patriot Medical Technologies, Inc have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot Medical Technologies, Inc, if any, for the greater of U.S. $2 million and five times Patriot Medical Technologies, Inc.'s EBITDA, reduced by adjustments defined in the contract between the parties.

     Abra

     The minority shareholders of Abra have entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, in November, 2005 at the latest.

     Sodexho Italia:


     The minority shareholder of Sodexho Italia has entered into a call agreement to sell the remaining shares to the Group in accordance with the terms described above, on July 1, 2010 at the latest.

     Altys Multiservices


     18.5% of the minority shareholders of Altys Multiservices have entered into a call agreement to sell the remaining shares to the Group between October 1, 2005 and November 30, 2005 for a purchase price based on a multiple of the average economic profits as defined contractually in the year of exercise with an adjustment based on the following year's results.


     3.20.3 Other commitments

     Securitization

     During fiscal 1999 our food management and services subsidiaries in the United Kingdom entered into a long-term agreement to securitize without recourse a portion of their accounts receivable.

     As of August 31, 2004, the amount securitized totaled GBP 32.4 million ((euro)48 million) within a program authorizing a maximum amount of GBP 55 million.

     The decrease in securitization of (euro)36 million (excluding currency effects) compared to August 31, 2003 is included under the caption "working capital from financing activities" in the cash flow statement.



     3.20.4 Commitments for stock options in Sodexho Alliance shares

     The group, through its stock option plans, is committed to deliver 2,168,641 Sodexho Alliance shares to employees of Sodexho, Inc. at an average price of USD 27.30 in connection with the acquisition of 53% of the shares of Sodexho Marriott Services in June 2001.

                      Exercise period
                      ---------------
Issuance date        From           To      Subscription price  Number of shares
-------------   -------------  -----------  ------------------  ----------------
June, 2001      Before August  April, 2011     U.S.$ 28.16             1,898,259
                   31,2004
June, 2001       Fiscal 2005   April, 2011     U.S.$ 21.31               270,382
                                                                ----------------
TOTAL                                                                  2,168,641
                                                                ================

          To date, 5,669,293 Sodexho Alliance shares have been granted by the Board of Directors to employees of the Group in connection with various stock option plans.

                      Exercisable period
                      ------------------
                                                                Number of shares
Issuance date         From            To       Exercise price on August 31, 2004
-------------    -------------  -------------  -------------- ------------------
January, 2000     March, 2004   January, 2005    39.86 euros              69,026
April, 2000       March, 2004   January, 2005    39.86 euros               2,251
January, 2001     March, 2005   January, 2006    48.42 euros             298,761
January, 2002    January, 2006  January, 2007    47.00 euros             394,340
January, 2002    January, 2006  January, 2008    47.00 euros           1,068,242
September, 2002   April, 2006    March, 2008     47.00 euros              12,000
October, 2002    October, 2006  October, 2007    21.87 euros               2,730
January, 2003    January, 2004  January, 2009    24.00 euros           2,739,100
June, 2003       January, 2004  January, 2009    24.00 euros              84,660
January, 2004    January, 2005  January, 2010    24.50 euros             998,183
                                                                     -----------
TOTAL                                                                  5,669,293
                                                                     ===========


(Number of options)                                                 Fiscal 2004
-------------------                                                 -----------
Options outstanding as of September 1, 2003                           5,085,838
Options granted                                                       1,009,683
Options exercised                                                        (4,150)
Forfeitures due to employee departures                                 (273,739)
Forfeitures due to unmet performance objectives                        (148,339)
                                                                    -----------
Options outstanding as of August 31, 2004                             5,669,293
                                                                    ===========


A stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a liability of (euro)3.5 million was recorded in the consolidated financial statements as of August 31, 2004.


     3.20.5- Commitments for operating leases

     As of August 31, 2004, over the residual life of operating leases, the total future payments are as follows:

     o    Less than one year:                                (euro)100 million

     o    Greater than one year and less than three years    (euro)121 million

     o    Greater than three years and less than five years  (euro)53 million

     o    More than five years:                              (euro) 24 million

     Operating lease commitments relate to central kitchens under tri-partite agreements and counter-guarantees from French local authorities for (euro)52 million; rent for office space for (euro)132 million; and various equipment (site equipment, vehicles, and other equipment) for (euro)114 million.

     3.21 Retirement plans and other commitments

     The following table presents defined benefit obligations by geographic zones:

                                      United
                                 Kingdom and  Continental  Others   August 31,  August 31,
                                     Ireland       Europe              2004        2003
                                 -----------  -----------  ------   ----------  ----------
Benefit obligation to employees          376          150       9       535         477
Liability recorded                         0           84       9        93          80
Fair value of assets                     255           43       0       298         269
                                 -----------  -----------  ------   -------      ------
Deficit                                  121           23       0       144         128
                                 ===========  ===========  ======   =======      ======

     Obligations recorded in the balance sheet

     Obligations recorded as a liability in the balance sheet relate to retirement indemnities and related payments totaling (euro)93 million as of August 31, 2004.

     Other obligations

     As of August 31, 2004, obligations, which were not recorded as a liability in the balance sheet totaled (euro)442 million.

     United Kingdom

     In the United Kingdom, the retirement plan obligations of (euro)376 million for which there is an external fund relate to a complementary retirement plan based on a percentage of ending salary (regarding employees working in the private sector) or based on comparable payments in the public sector (regarding employees working in the public sector).

     The obligations have been calculated using the projected unit credit valuation method using the following assumptions:

            o  Discount rate...........................  5.60%
            o  Rate of salary increase.................  4.25%
            o  Inflation rate..........................  3.00%
            o  Rate of return on plan assets...........  7.40%


     It was decided to close the plan to new employees effective July 1, 2003 and to increase the contributions to the funds, which should allow for full coverage of the obligation at the end of a period of eight years.

     Continental Europe

     In Continental Europe the main defined benefit plan is in the Netherlands, where retirement plan indemnities are provided to certain employees. As of August 31, 2004, obligations which were not recorded in the balance sheet totaled (euro)65 million.

     The obligations are calculated using the projected unit credit valuation method with the following assumptions:

            o  Discount rate...........................  5.25%
            o  Rate of salary increase.................  3.00%
            o  Inflation rate..........................  2.00%
            o  Rate of return on plan assets...........  5.90%


United States

Our subsidiaries in the United States do not have significant defined benefit plans. Defined contribution plans are in place.


4.   Other information

4.1 Compensation, advances, loans and retirement plan commitments made to members of the Sodexho Alliance Board of Directors and the Group Presidents and Chief Operating Officers are as follows:

    --------------------------------------------------------------------
    o  Compensation                                   (euro)0.27 million
    o  Advances and loans                                           None
    o  Defined contribution retirement plan           (euro)0.05 million

4.2 Related parties

     The subsidiaries of the Sodexho Alliance Group paid Sodexho Alliance SA
(euro)67 million for management and coordination services provided during fiscal 2004.

     Bellon SA holds 38.53% of the capital of Sodexho Alliance.

     Pursuant to an agreement between Bellon SA and Sodexho Alliance, Bellon SA invoiced Sodexho Alliance (euro)3 million for consulting and advisory services during fiscal 2004.

     Sodexho Alliance paid dividends of (euro)37.5 million to Bellon SA during fiscal 2004.

4.3  Litigation

     Mc Reynolds vs. Sodexho Marriott Services, Inc.

     On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc. (later known as Sodexho Marriott Services, Inc., and now known as Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class relating to the period commencing March 27, 1998 and ending on July 1, 2001, as well as reimbursement of plaintiffs' costs and attorneys' fees. After substantially completing discovery, Sodexho estimates the size of the class to be approximately 2,400 current and former employees of Sodexho, Inc. Sodexho, Inc. has denied the plaintiffs' allegations and is vigorously defending the lawsuit. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. Sodexho, Inc.'s requests for permission to appeal this decision have been denied by both the U.S. Court of Appeals for the District of Columbia and the U.S. Supreme Court. In December 2003, the court directed the parties to engage in mediation, but no settlement has been reached. In October 2004, the Judge scheduled a hearing on two Sodexho pre-trial motions, including a motion for summary judgment for early December 2004 and in the event that the matter proceeds to trial, the judge has indicated a trial date of April 2005. A resolution of the plaintiffs' claims in their favor could have a material effect on our net income. As from fiscal 2002, a provision of U.S. $10 million ((euro)8.3 million as of August 31, 2004) has been maintained for defense costs anticipated in connection with this lawsuit.

     We are involved in a number of other legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to the these proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.


4.4  Subsequent Events

     There have been no significant events arising subsequent to August 31, 2004.

4.5  List of Subsidiaries

     A list of subsidiaries and the Group's percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary. The annotation "N" denotes the fourteen companies consolidated for the first time in fiscal 2004. Two of these companies were acquired during the year, and the remainder were newly created entities or previously deconsolidated companies. The annotation "EM" denotes the fifteen companies accounted for by the equity method. All other companies are fully consolidated.



--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
France
--------------------------------------------------------------------------------------------------------------------
            Societe Francaise de Restauration                                                       FMS      France
--------------------------------------------------------------------------------------------------------------------
            Comrest                                                                                 FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sofomedi                                                                                FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sorescom                                                                                FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sorepar                                                                                 FMS      France
--------------------------------------------------------------------------------------------------------------------
            Altys Multiservice                                                 80%       80%        FMS      France
--------------------------------------------------------------------------------------------------------------------
            Altys Gestion                                                                           FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Francaise de Services                                                           FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Francaise de Restauration et Services                                           FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Marseillaise de Restauration et Services                                        FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sodequip                                                                                FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Havraise de Restauration et Services                                            FMS      France
--------------------------------------------------------------------------------------------------------------------
            O.L. Restauration                                                 70 %      70 %        FMS      France
--------------------------------------------------------------------------------------------------------------------
            Ecorest                                                           51 %      51 %        FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Prestige                                                                        FMS      France
--------------------------------------------------------------------------------------------------------------------
            S.I.R.                                                                                  FMS      France
--------------------------------------------------------------------------------------------------------------------
            C.I.R.                                                                                  FMS      France
--------------------------------------------------------------------------------------------------------------------
            Siges                                                                                   FMS      France
--------------------------------------------------------------------------------------------------------------------
            La Normande SA                                                                          FMS      France
--------------------------------------------------------------------------------------------------------------------
            La Normande Sarl                                                                        FMS      France
--------------------------------------------------------------------------------------------------------------------
            Hedelrest                                                                               FMS      France
--------------------------------------------------------------------------------------------------------------------
            R.G.C.                                                                                  FMS      France
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
France
--------------------------------------------------------------------------------------------------------------------
            Sogerest                                                                                FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sagere                                                                                  FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Bretonne de Restauration et Services                                            FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Thononaise de Restauration et Services                                          FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sogeres (consolide)                                                                     FMS      France
--------------------------------------------------------------------------------------------------------------------
            Bateaux Parisiens (consolide)                                                           FMS      France
--------------------------------------------------------------------------------------------------------------------
            Armement Lebert Buisson                                                                 FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe des Thermes de Neyrac-les-bains                                                 FMS      France
--------------------------------------------------------------------------------------------------------------------
            Emis                                                                                    FMS      France
--------------------------------------------------------------------------------------------------------------------
            Catesco                                                                                 FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Cheques et Cartes de Services                                                   SVC      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Pass International                                                              HOL      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho France                                                                          HOL      France
--------------------------------------------------------------------------------------------------------------------
            Universal Sodexho SA                                                                    HOL      France
--------------------------------------------------------------------------------------------------------------------
            Sofinsod                                                                                HOL      France
--------------------------------------------------------------------------------------------------------------------
            Etinbis                                                                                 HOL      France
--------------------------------------------------------------------------------------------------------------------
            Etin                                                                                    HOL      France
--------------------------------------------------------------------------------------------------------------------
            Gardner Merchant Groupe                                                                 HOL      France
--------------------------------------------------------------------------------------------------------------------
            Loisirs Developpement                                                                   HOL      France
--------------------------------------------------------------------------------------------------------------------
            Holding Altys                                                                           HOL      France
--------------------------------------------------------------------------------------------------------------------
            Astilbe                                                                                 HOL      France
--------------------------------------------------------------------------------------------------------------------
            Holding Sogeres                                                                         HOL      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Amerique du Sud                                                                 HOL      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Management                                                                      HOL      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Europe Continentale                                                             HOL      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Asie Oceanie                                                                    HOL      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho I.S & T.                                                                        HOL      France
--------------------------------------------------------------------------------------------------------------------
            Siges Guyane                                                                            FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Hoteliere de Tourisme de Guyane                                                 FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sodex'Net                                                                               FMS      France
--------------------------------------------------------------------------------------------------------------------
            Guyane Proprete                                                                         FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Guyane                                                                          FMS      France
--------------------------------------------------------------------------------------------------------------------
            Societe Guyanaise de Protection et Gardiennage Gardiennage                              FMS      France
--------------------------------------------------------------------------------------------------------------------
            Sodexho Antilles                                                                        FMS      France
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Americas
--------------------------------------------------------------------------------------------------------------------
            Sodexho, Inc. (consolide)                                                               FMS         USA
--------------------------------------------------------------------------------------------------------------------
            Sodexho Vending Services                                           51%       51%        FMS         USA
--------------------------------------------------------------------------------------------------------------------
            Sodexho Canada                                                                          FMS      Canada
--------------------------------------------------------------------------------------------------------------------
EM          NANA                                                               49%       49%        FMS         USA
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Americas
--------------------------------------------------------------------------------------------------------------------
              Spirit Cruises                                                                        FMS         USA
--------------------------------------------------------------------------------------------------------------------
              Delta Catering Management                                        49%       49%        FMS         USA
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho USA, Inc.                                                           HOL         USA
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Partnership                                                         FMS         USA
--------------------------------------------------------------------------------------------------------------------
              Universal Services Enterprises LLC                                                    FMS         USA
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass USA                                                                      SVC         USA
--------------------------------------------------------------------------------------------------------------------
              Energy Catering Services LLC                                                          FMS         USA
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Empresa de servicios y Campamentos                                  FMS   Venezuela
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Services de Venezuela Venezuela                                     FMS   Venezuela
--------------------------------------------------------------------------------------------------------------------
              Universal Services do Brazil Ltda                                                     FMS      Brazil
--------------------------------------------------------------------------------------------------------------------
              Sodexho Do Brazil Comercial Ltda                                                      FMS      Brazil
--------------------------------------------------------------------------------------------------------------------
              Sodexho Argentina                                                                     FMS   Argentina
--------------------------------------------------------------------------------------------------------------------
              Sodexho Colombia                                                 65%       65%        FMS    Colombia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Venezuela Alimentacion y Servicios                       70%       70%        FMS   Venezuela
--------------------------------------------------------------------------------------------------------------------
              Sodexho Costa Rica                                                                    FMS  Costa Rica
--------------------------------------------------------------------------------------------------------------------
              Sodexho Mexico                                                                        FMS      Mexico
--------------------------------------------------------------------------------------------------------------------
              Doyon Universal Services JV                                      50%       50%        FMS         USA
--------------------------------------------------------------------------------------------------------------------
              Sodexho Peru                                                                          FMS        Peru
--------------------------------------------------------------------------------------------------------------------
              Sodexho Sitios Remotos Peru                                                           FMS        Peru
--------------------------------------------------------------------------------------------------------------------
EM            BAS                                                              33%       33%        FMS       Chile
--------------------------------------------------------------------------------------------------------------------
EM            BAS II                                                           33%       33%        FMS       Chile
--------------------------------------------------------------------------------------------------------------------
              Siges Chile                                                                           FMS       Chile
--------------------------------------------------------------------------------------------------------------------
              Sodexho Chile (consolide)                                                             FMS       Chile
--------------------------------------------------------------------------------------------------------------------
              Sodexho Servicios de Personal                                                         FMS      Mexico
--------------------------------------------------------------------------------------------------------------------
              Sodexho Mantenimiento y Servicios                                                     FMS      Mexico
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass do Brazil                                                                HOL      Brazil
--------------------------------------------------------------------------------------------------------------------
              Cardapio Informatica                                                                  SVC      Brazil
--------------------------------------------------------------------------------------------------------------------
              National Administracao de Restaurentes                                                SVC      Brazil
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass do Brazil Servicio e Comercia                                            SVC      Brazil
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Chile                                                                    SVC       Chile
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Venezuela                                           64%       64%        SVC   Venezuela
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass de Colombia                                         51%       51%        SVC    Colombia
--------------------------------------------------------------------------------------------------------------------
N             Sodexho Pass Perou                                                                    SVC        Peru
--------------------------------------------------------------------------------------------------------------------
N             Sodexho Pass Panama                                              51%       51%        SVC      Panama
--------------------------------------------------------------------------------------------------------------------
              Luncheon Tickets                                                                      SVC   Argentina
--------------------------------------------------------------------------------------------------------------------
              Prestaciones Mexicanas SA de CV                                                       SVC      Mexico
--------------------------------------------------------------------------------------------------------------------
              Sodexho Servicios Operativos                                                          SVC   Venezuela
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Africa
--------------------------------------------------------------------------------------------------------------------
            Universal Sodexho Afrique                                                               FMS      France
--------------------------------------------------------------------------------------------------------------------
            Universal Sodexho North Africa                                                          FMS      France
--------------------------------------------------------------------------------------------------------------------
            Universal Sodexho Nigeria                                                               FMS     Nigeria
--------------------------------------------------------------------------------------------------------------------
            Universal Sodexho Gabon                                            90%       90%        FMS       Gabon
--------------------------------------------------------------------------------------------------------------------
            Sodexho Angola                                                                          FMS      Angola
--------------------------------------------------------------------------------------------------------------------
            Sodexho Pass Tunisie                                               49%       49%        SVC     Tunisia
--------------------------------------------------------------------------------------------------------------------
            Sodexho Maroc                                                                           SVC     Morocco
--------------------------------------------------------------------------------------------------------------------
            Universal Sodexho Guinea Ecuatorial                                70%       70%        FMS      Guinea
                                                                                                         Equatorial
--------------------------------------------------------------------------------------------------------------------
            Sodexho Cameroon                                                   70%       70%        FMS    Cameroon
--------------------------------------------------------------------------------------------------------------------
            Universal Sodexho Congo                                                                 FMS       Congo
--------------------------------------------------------------------------------------------------------------------
            Sodexho Southern Africa (consolidated)                             55%       55%        FMS       South
                                                                                                             Africa
--------------------------------------------------------------------------------------------------------------------
            Sodexho Investments Ltd.                                                                HOL       South
                                                                                                             Africa
--------------------------------------------------------------------------------------------------------------------
            Sodexho Tanzania                                                                        FMS    Tanzania
--------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Europe
--------------------------------------------------------------------------------------------------------------------
              Sodexho Monaco                                                                        FMS      Monaco
--------------------------------------------------------------------------------------------------------------------
              Sodexho Belgique                                                                      FMS     Belgium

--------------------------------------------------------------------------------------------------------------------
              Altys Belgique                                                                        FMS     Belgium

--------------------------------------------------------------------------------------------------------------------
              Restaura                                                                              FMS     Belgium

--------------------------------------------------------------------------------------------------------------------
N             SIMA                                                                                  FMS     Belgium

--------------------------------------------------------------------------------------------------------------------
              Altys Suisse                                                                          FMS Switzerland
--------------------------------------------------------------------------------------------------------------------
              Altys Deutschland                                                                     FMS     Germany
--------------------------------------------------------------------------------------------------------------------
N             Altys Austria GmbH                                                                    FMS     Austria
--------------------------------------------------------------------------------------------------------------------
N             Altys Republique Tcheque                                                              FMS       Czech
                                                                                                           Republic
--------------------------------------------------------------------------------------------------------------------
              Sodexho Luxembourg (consolide)                                                        FMS  Luxembourg
--------------------------------------------------------------------------------------------------------------------
              Sodexho Italia (consolide)                                                            FMS       Italy
--------------------------------------------------------------------------------------------------------------------
              Sodexho D.O.O.                                                                        FMS    Slovenia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Oy                                                                            FMS     Finland
--------------------------------------------------------------------------------------------------------------------
              Coffee Queen Oy                                                  92%       92%        FMS     Finland
--------------------------------------------------------------------------------------------------------------------
              Sodexho Scandinavian Holding AB (consolide)                                           FMS      Sweden
--------------------------------------------------------------------------------------------------------------------
              Sodexho Espana (consolide)                                                            FMS       Spain
--------------------------------------------------------------------------------------------------------------------
              Sodexho Portugal II Restauracao e Servicios                                           FMS    Portugal
--------------------------------------------------------------------------------------------------------------------
              Sodexho Portugal Catering                                                             FMS    Portugal
--------------------------------------------------------------------------------------------------------------------
              Sodexho Hellas                                                   56%       56%        FMS      Greece
--------------------------------------------------------------------------------------------------------------------
              Sodexho Catering & Services GmbH                                                      FMS     Germany
--------------------------------------------------------------------------------------------------------------------
              Sodexho S.C.S.GmbH                                                                    FMS     Germany
--------------------------------------------------------------------------------------------------------------------
              Plauen Menu                                                                90%        FMS     Germany
--------------------------------------------------------------------------------------------------------------------
              Barenmenu GmbH                                                                        FMS     Germany
--------------------------------------------------------------------------------------------------------------------
N             HDL Catering                                                                          FMS     Germany
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Europe
--------------------------------------------------------------------------------------------------------------------
              Sodexho A.O.                                                                          FMS      Russia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Euroasia                                                                      FMS      Russia
--------------------------------------------------------------------------------------------------------------------
              Imagor Services                                                                       HOL     Belgium
--------------------------------------------------------------------------------------------------------------------
              Sodexho Spolecne Stravovani                                                           FMS       Czech
                                                                                                           Republic
--------------------------------------------------------------------------------------------------------------------
              Sodexho Skolni Jidelny Sro                                                            FMS       Czech
                                                                                                           Republic
--------------------------------------------------------------------------------------------------------------------
              Sodexho Spolocne                                                                      FMS    Slovakia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Magyarorszag Kft                                                              FMS     Hungary
--------------------------------------------------------------------------------------------------------------------
              Zona Vendeglato Kft                                                                   FMS     Hungary
--------------------------------------------------------------------------------------------------------------------
              Sodexho Toplu Yemek                                                                   FMS      Turkey
--------------------------------------------------------------------------------------------------------------------
              Sodexho Polska Sp. Zoo                                                                FMS      Poland
--------------------------------------------------------------------------------------------------------------------
              Sodexho MM Catering GmbH                                         91%       91%        FMS     Austria
--------------------------------------------------------------------------------------------------------------------
EM            Agecroft Prison Management                                       50%       50%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Services Group Ltd                                                            HOL      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
EM            HPC Limited                                                      25%       25%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho International Holdings Ltd                                                    HOL      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Keyline Travel Management                                                             FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Limited                                                                       FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Prestige Limited                                                              FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Scotland                                                            FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Harmondsworth Detention Services Ltd                             51%       51%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              UKDS                                                                                  FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
N, EM         Sodexho Catalyst Romford Havering                                25%       25%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
N, EM         Sodexho Catalyst Roehampton                                      25%       25%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Tillery Valley Foods Limited                                                          FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Rugby Hospitality 2003 Ltd                                       55%       55%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Defence Services Limited                                                      FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Land Technology Limited                                                       FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Investments Services Limited                                                  FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
EM            Peterborough Prison Management Limited                           33%       33%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Europe
--------------------------------------------------------------------------------------------------------------------
EM            Ashford Prison Services Limited                                  33%       33%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Holding Ltd                                                                   HOL      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Education Services Ltd                                                        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Management Services Ltd                                                       FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Healthcare Services Ltd                                                       FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Support Services                                                              HOL      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Norway                                                              FMS      Norway
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Holdings Ltd                                                        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Universal Services Europe Ltd                                                         FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho The Netherlands BV                                                  FMS Netherlands
--------------------------------------------------------------------------------------------------------------------
              Universal Services Europe - Iceland                                                   FMS     Iceland
--------------------------------------------------------------------------------------------------------------------
              Primary Management Aldershot                                     60%       60%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
EM            Mercia Healthcare Holdings Ltd                                   25%       25%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
EM            South Manchester Healthcare Ltd                                  25%       25%        FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Holdings - Ireland Ltd                                                        HOL     Ireland
--------------------------------------------------------------------------------------------------------------------
              Sodexho Ireland Limited                                                               FMS     Ireland
--------------------------------------------------------------------------------------------------------------------
              Sodexho BV                                                                            FMS Netherlands
--------------------------------------------------------------------------------------------------------------------
              Sodexho Nederland BV                                                                  FMS Netherlands
--------------------------------------------------------------------------------------------------------------------
              Sodexho Prestige BV                                                                   FMS Netherlands
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Belgique                                                                 SVC     Belgium
--------------------------------------------------------------------------------------------------------------------
              Special Event                                                                         SVC     Belgium
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Luxembourg                                                               SVC  Luxembourg
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass GmbH                                                                     SVC     Germany
--------------------------------------------------------------------------------------------------------------------
              Sodexho Card Services GmbH                                                            SVC     Germany
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass srl                                                                      SVC       Italy
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Espana                                              95%                  SVC       Spain
--------------------------------------------------------------------------------------------------------------------
              Ticket Menu                                                      95%       95%        SVC       Spain
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Austria GmbH                                                             SVC     Austria
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Limited                                                                  SVC      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Hungaria Kft                                                             SVC     Hungary
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Bulgaria                                                                 SVC     Bulgary
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Ceska Republika                                                          SVC       Czech
                                                                                                           Republic
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Slovak Republic                                                          SVC    Slovakia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Polska                                                                   SVC      Poland
--------------------------------------------------------------------------------------------------------------------
              Sodexho Restoran Servisleri AS                                   80%       80%        SVC      Turkey
--------------------------------------------------------------------------------------------------------------------
N             Netser                                                           40%       50%        SVC      Turkey
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Europe
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Romania                                                                  SVC    Roumania
--------------------------------------------------------------------------------------------------------------------
              Catamaran Cruisers                                                                    FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Compagnie Financiere Aurore International                                             HOL     Belgium
--------------------------------------------------------------------------------------------------------------------
              Pakzon                                                                                HOL Netherlands
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Asia - Pacific, Middle East
--------------------------------------------------------------------------------------------------------------------
              Kelvin Catering Ltd                                              49%       49%        FMS United Arab
                                                                                                           Emirates
--------------------------------------------------------------------------------------------------------------------
              Teyseer Services Company                                         49%       49%        FMS       Qatar
--------------------------------------------------------------------------------------------------------------------
              Restauration Francaise (New Caledonia)                           72%       72%        FMS      France
--------------------------------------------------------------------------------------------------------------------
              Sodexho Nouvelle-Caledonie                                       54%       54%        FMS      France
--------------------------------------------------------------------------------------------------------------------
              SRRS (La Reunion)                                                                     FMS      France
--------------------------------------------------------------------------------------------------------------------
              Sodexho Singapore                                                                     FMS   Singapore
--------------------------------------------------------------------------------------------------------------------
              Sodexho Malaysia                                                                      FMS    Malaysia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Hong Kong Ltd                                                                 FMS   Hong Kong
--------------------------------------------------------------------------------------------------------------------
N,EM          Sodexho Healthcare Support Services (Thailande)                  26%       26%        FMS    Thailand
--------------------------------------------------------------------------------------------------------------------
              Sodexho Korea Co Ltd                                                                  FMS       Korea
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Eurasia                                                             FMS      United
                                                                                                            Kingdom
--------------------------------------------------------------------------------------------------------------------
              Aims Corporation                                                                      FMS   Australia
--------------------------------------------------------------------------------------------------------------------
              Universal Remote Sites Services                                                       FMS   Singapore
--------------------------------------------------------------------------------------------------------------------
              PT Universal Ogden Indonesia                                     50%       50%        FMS   Indonesia
--------------------------------------------------------------------------------------------------------------------
N             Altys Multi-Services Pty                                                              FMS   Australia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Australia                                                                     FMS   Australia
--------------------------------------------------------------------------------------------------------------------
              Rugby Hospitality 2003 Pty                                       55%      100%        FMS   Australia
--------------------------------------------------------------------------------------------------------------------
EM            Serco Sodexho Defence Services Pty Ltd                           50%       50%        FMS   Australia
--------------------------------------------------------------------------------------------------------------------
              Sodexho Venues Australia Pty                                                          FMS   Australia
--------------------------------------------------------------------------------------------------------------------
EM            Serco Sodexho Defence Services New Zealand                       50%       50%        FMS New-Zealand
--------------------------------------------------------------------------------------------------------------------
              Universal Sodexho Pty Ltd                                                             FMS   Australia
--------------------------------------------------------------------------------------------------------------------
              Sodexho (Tianjing) Services Management Company Ltd                                    FMS       China
--------------------------------------------------------------------------------------------------------------------
N             Sodexho Shanghai Management Services                                                  FMS       China
--------------------------------------------------------------------------------------------------------------------
              Sodexho Services Company Ltd Shanghai                                                 FMS       China
--------------------------------------------------------------------------------------------------------------------
              Sodexho (Suzhou) Services Company Ltd                                                 FMS       China
--------------------------------------------------------------------------------------------------------------------
              Beijing Sodexho Services Company Ltd                                                  FMS       China
--------------------------------------------------------------------------------------------------------------------
              Sodexho Guangzhou Management Services Ltd                                             FMS       China
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Shanghai                                                                 SVC       China
--------------------------------------------------------------------------------------------------------------------
              Sodexho India                                                                         FMS       India
--------------------------------------------------------------------------------------------------------------------
              Sodexho Pass Services India                                      74%       74%        SVC       India
--------------------------------------------------------------------------------------------------------------------
N             Sodexho Pass Inc.                                                60%       60%        SVC Philippines
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                                    % voting  Principal
                                                                        % interest    rights   activity     Country
--------------------------------------------------------------------------------------------------------------------
Asia - Pacific, Middle East
--------------------------------------------------------------------------------------------------------------------

              Sodexho Services Lebanon                                         60%       60%        FMS     Lebanon
--------------------------------------------------------------------------------------------------------------------
              S.I.S.A. UAE                                                                          FMS United Arab
                                                                                                           Emirates
--------------------------------------------------------------------------------------------------------------------
N, EM         Sodexho Kazmunaigas Services                                     49%       49%        FMS  Kazakhstan
--------------------------------------------------------------------------------------------------------------------
              Sakhalin Support Services                                        95%       95%        FMS      Russia
--------------------------------------------------------------------------------------------------------------------
              Allied Support                                                                        FMS      Russia
--------------------------------------------------------------------------------------------------------------------

Business: FMS = Food and Management Services, SVC = Service Vouchers and Cards,
          HOL = Holding company

5.   DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

     The Group's consolidated financial statements have been prepared in accordance with French GAAP which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The effects of the application of U.S. GAAP to net income and shareholders' equity are set forth in the tables below:

     5.1 Reconciliation of consolidated net income (loss)

                                                                      For the year ended August 31,
                                                                    ---------------------------------
                                                                     2004          2003         2002
                                                                    ------        ------       ------
                                                                   (millions of euro, except per-share
                                                                                 amounts)


Net income........................................................     183           162          202
                                                                    ------        ------       ------

U.S. GAAP adjustments: (1)
(a) Business combinations.........................................     (24)          (39)        (100)
(b) Stock-based compensation......................................      (4)            5          (10)
(c) Pensions and postretirement benefits..........................     (13)          (27)          (3)
(d) Detachable stock purchase warrants............................      (5)           (7)          (7)
(e) Derivative financial instruments..............................      (4)           22           (6)
(f) Treasury shares...............................................       2             4           19
(g) Other, net....................................................       3            (2)          (4)
(h) Deferred income tax effect....................................      31            29           45
                                                                    ------        ------       ------

Total U.S. GAAP adjustments.......................................     (14)          (15)         (66)
                                                                    ------        ------       ------

Net income, as determined under U.S. GAAP.........................     169           147          136
                                                                    ======        ======       ======

Earnings per share, as determined under U.S. GAAP
(j) Basic earnings per share......................................    1.08          0.94         0.86
(j) Diluted earnings per share....................................    1.08          0.94         0.85

---------------------------------------
(1) Refer to note 5.4 for explanations.

5.2 Reconciliation of consolidated shareholders' equity

                                                            August 31,
                                                       --------------------
                                                        2004          2003
                                                       ------        ------
                                                        (millions of euro)

Shareholders' equity.................................   2,192         2,249

U.S. GAAP adjustments: (1)
(a) Business combinations............................    (350)         (352)
(b) Stock-based compensation.........................      --             4
(c) Pensions and postretirement benefits.............     (66)          (63)
(d) Detachable stock purchase warrants...............      --             5
(e) Derivative financial instruments.................       3             6
(f) Treasury shares..................................    (111)          (78)
(g) Other, net.......................................      15            12
(h) Deferred income tax effects......................     (31)          (47)
                                                       ------        ------

Total U.S. GAAP adjustments..........................    (540)         (513)
                                                       ------        ------

Shareholders' equity, as determined under U.S. GAAP..   1,652         1,736
                                                       ======        ======

---------------------------------------
(1) Refer to note 5.4 for explanations.


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


                                                             For the year ended August 31,
                                                             ------------------------------
                                                              2004        2003        2002
                                                             ------      ------      ------
                                                                    (millions of euro)

Net income, as determined under U.S. GAAP..................     169         147         136
                                                             ------      ------      ------

   (e) Change in fair value of cash flow hedge(1)                 8           4          (7)

   (c)  Additional minimum pension liability(1)                  12          (9)        (33)

   Foreign currency translation adjustments................    (147)       (223)       (130)
                                                             ------      ------      ------

   Other comprehensive loss, as determined under U.S.
    GAAP...................................................    (127)       (228)       (170)
                                                             ------      ------      ------
Comprehensive income (loss), as determined under U.S.
    GAAP...................................................      42         (81)        (34)
                                                             ======      ======      ======

(1)  Refer to note 5.4 for explanations.

     5.4 Notes to reconciliation of consolidated net income and consolidated shareholders' equity

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

     A summary of the composition of the aggregate adjustments included in the reconciliations of consolidated net income (loss) and consolidated shareholders' equity related to the Group's business combinations follows:

                                               For the year ended August 31,
                                              ------------------------------
                                               2004        2003        2002
                                              ------      ------      ------
                                                    (millions of euro)
     Sodexho, Inc...........................     (19)        (30)        (88)
     Gardner Merchant.......................     (12)        (11)        (21)
     Other..................................       7           2           9
                                              ------      ------      ------
                                                 (24)        (39)       (100)
                                              ======      ======      ======

     The deferred income tax effect related to the adjustments for the acquisition of Sodexho, Inc., Gardner Merchant and other business combinations is included in the reconciliations of consolidated net income (loss) and consolidated shareholders' equity within the caption "Deferred income tax effects." There is no minority interest impact related to the adjustments for the Gardner Merchant acquisition or other business combinations.

     As of August 31, 2004, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by
(euro)1.3 billion, decrease intangible assets other than goodwill by (euro)1.5 billion and increase deferred tax liabilities by (euro) 0.2 billion. As of August 31, 2003, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by (euro)1.4 billion, decrease intangible assets other than goodwill by (euro)1.5 billion and increase deferred tax liabilities by (euro)0.3 billion.

     The following table presents the allocation of intangible assets and goodwill, their estimated useful lives and the related amortization expense.



                                                                    Amortization Expense
                                  August 31,                        Year Ended August 31,
                             -------------------    Estimated   ------------------------------
                                2004      2003     Useful Life     2004      2003       2002
                             --------  ---------   -----------  ---------  --------  ---------
                               (millions of euro)     (years)         (millions of euro)

Customer relationships ....     1,445      1,565      10 - 19          86        87         97
Trademarks ................        30         30         5             --        --         --
Software and other ........       216        182       3 - 7           35        28         29
Goodwill ..................     3,036      3,209                       --        --         --
                             --------  ---------                ---------  --------  ---------
                                4,727      4,986                      121       115        126
                                                                ==============================

Accumulated amortization ..      (966)      (899)
                             --------  ---------
Total intangible assets and
  goodwill, net ...........     3,761      4,087
                             ========  =========


     Incremental U.S. GAAP amortization with respect to software and other intangible assets totaled (euro)4 million, (euro)7 million and (euro)7 million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively, and principally related to leased assets which are capitalized under U.S. GAAP but treated as operating leases under French GAAP.

     Additional information with respect to the differences between French GAAP and U.S. GAAP for the Group's significant acquisitions is provided below.

Sodexho, Inc. (formerly Sodexho Marriott Services, Inc.)

     In connection with the acquisition of the 53% of Sodexho, Inc. it did not already own, Sodexho Alliance agreed to convert the unvested stock options into unvested Sodexho Alliance stock options. Sodexho Alliance recorded a liability amounting to (euro)79 million in connection with this agreement, computed as the aggregate intrinsic value of the options (using the market value of the underlying shares of (euro)53.47 based on the average Sodexho Alliance share price over the 20 days preceding the transaction). The liability was recorded as part of the cost of the acquisition. For the year ended August 31, 2004, the liability was reduced (with a corresponding benefit recorded in the income statement) by (euro)6.6 million, which was computed as the lesser of a) the original provision and b) the difference between (euro)53.47 per share and the acquisition cost of the related treasury shares (see note 5.5(f)). For the year ended August 31, 2003, the liability was reduced (with a corresponding benefit recorded in the income statement) by (euro)3.1 million.

     Under U.S. GAAP, the portion of the intrinsic value of the rolled over unvested options related to future service was recorded as unearned compensation in shareholders' equity. The fair value of these stock options was recorded as shareholders' equity.

Gardner Merchant ("GM")

     In accounting for the acquisition of the worldwide operations of GM in 1995, the Group allocated a significant portion of the excess of purchase price over the fair value over the tangible assets acquired and liabilities assumed to market share, which is not subject to amortization. Under U.S. GAAP, the excess of purchase price over the fair value of the tangible assets acquired and liabilities assumed was partially allocated to identifiable intangible assets, including customer contracts, trademarks and assembled workforce (reclassified to goodwill and no longer amortized as of July 1, 2001), and amortized over their estimated useful lives of 14 years, five years and four years, respectively. The remaining excess was allocated to goodwill which was amortized over its estimated useful life of 30 years through June 30, 2001.

     (b)  Stock-based compensation

     Stock purchase plan

     In fiscal 2001 the Group created the Sodexho Alliance International Employee Stock Ownership Plan in which approximately 150,000 employees of Sodexho Alliance and its majority-owned subsidiaries were eligible to participate. The plan offered two options to subscribe for shares. The first, called Alliance Plus, allowed employees to invest up to 2.5% of their gross annual pay. Each cash contribution was matched on a non-recourse basis by an unaffiliated bank with an additional contribution equal to nine times the employee's investment to be used towards the purchase of additional shares. If the stock appreciates in value during the term of the plan, the employees repay the matching funds to the bank and a portion of the stock's appreciation from the proceeds of the sale of the stock. If the stock depreciates in value, the employee is not responsible for reimbursing the bank for its loss. Under the second plan, called Alliance Classic, employees were given the option of investing up to 25% of their gross annual pay. The employee in both cases benefited from a discount of up to 20% of the fair market value of the shares at the time the shares were issued and was limited to a total subscription of 25% of gross annual pay. On October 18, 2001, the Board of Directors issued 1,385,848 shares at an issue price of (euro)44.10 per share for United States employees and (euro)41.51 for other employees.

     Under French GAAP, these transactions are recorded directly in equity upon issuance. Under US GAAP, the plan is considered compensatory and, therefore, results in the recognition of compensation expense for the difference, if any, between the fair value, as determined on the measurement date, and the purchase price of the shares. Total compensation expense recognized under US GAAP with respect to this plan was (euro)11 million for the year ended August 31, 2002.

     Stock options

     In addition, the Group has historically granted certain employees options to purchase common shares of Sodexho Alliance. Under French GAAP, these transactions have no impact on the income statement. For U.S. GAAP, the Group has elected to account for its stock-based compensation plans in accordance with the intrinsic value method prescribed by APB Opinion No. 25 which requires that companies recognize total compensation cost equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of shares an employee is entitled to receive and the exercise price are known on the date of grant are referred to as "fixed" stock option grants. All other grants are considered to be "variable" stock option grants. For fixed stock option grants, total compensation cost is measured only once, on the date of grant. For variable stock option grants, this excess is estimated periodically at interim dates and final measurement occurs on the measurement date. Compensation expense for both fixed and variable option grants is recognized over the employee service period, which is generally the vesting period of the option, in accordance with the provisions of FIN 28. Total compensation expense recognized under U.S. GAAP with respect to these stock options was (euro)0.3 million, (euro)0.3 million and (euro)0.8 million and for each of the years ended August 31, 2004, 2003 and 2002, respectively.

     Other stock-based compensation

     In addition to traditional stock option plans, certain of the Group's subsidiaries have stock-based compensation plans whereunder an employee is granted a number of hypothetical shares in the subsidiary ("phantom shares"). The employee is entitled to any appreciation in the value, as determined by application of a formula based on a multiple of adjusted EBITA, of those phantom shares. The employee's interest in that appreciation vests 100% after completion of a service period (generally, between four and five years). For French GAAP, compensation expense is recognized currently for the amount of the total appreciation in the value of the phantom shares (or change in value in subsequent periods) as computed based on the contractual formula. For U.S. GAAP, the total compensation expense is computed in the same manner; however, the expense is recognized ratably over the service period. Total compensation expense recognized under U.S. GAAP with respect to these plans was (euro)2.3 million and (euro)1.4 million for the years ended August 31, 2004 and 2003 compared to (euro)3.5 million and (euro)3.4 million recognized under French GAAP for the same period. There was no compensation expense recognized under U.S. GAAP with respect to these plans for the year ended August 31, 2002.

     (c)  Pensions and postretirement benefits

     Under French GAAP (except for funded plans as described below), pension and similar obligations are accrued using the projected unit credit valuation method. For funded plans to which the Group subsidiary makes a contribution, the amount of the contribution is recorded as the annual expense of the plan.

     Under U.S. GAAP, the Group accounts for its pension plans in accordance with SFAS 87, "Employers' Accounting for Pensions." Transition obligations were calculated as of September 1, 1999 as permitted for companies outside the United States and amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other post retirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2004 and 2003, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as accumulated other comprehensive income, a component of shareholders' equity.

     (d)  Detachable stock purchase warrants

     Under French GAAP, detachable stock purchase warrants issued in connection with the issuance of debt obligations are not separated and accounted for apart from the related debt instrument. Under U.S. GAAP, proceeds received for debt obligations issued with detachable stock purchase warrants are required to be allocated between the debt obligation and the stock purchase warrants. Amounts allocated to the stock purchase warrants are accounted for as additional paid in capital and debt discount. The debt discount is required to be amortized to interest expense over the life of the debt obligation by the effective interest method. The debt and warrants were fully extinguished on June 7, 2004.

     (e)  Derivative financial instruments

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

     Under U.S. GAAP, the Group has accounted for all of its derivative financial instruments (other than those of Sodexho, Inc.) at fair value with changes in the fair value of instruments recognized currently in earnings.

     Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2004 and for the fiscal year then ended, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income. The aggregate adjustment related to derivative financial instruments accounted for as cash flow hedges in accordance with SFAS No. 133, which is included within the caption "Business combinations" in the reconciliations of consolidated shareholders' equity and consolidated net income (loss), amounted to an increase in consolidated shareholders' equity of
(euro)8 and (euro)4 million as of August 31, 2004 and 2003, respectively, and a decrease of (euro)7 million as of August 31, 2002.

     (f)  Treasury shares

     Under French GAAP, treasury shares are recorded, at cost, as an asset in a company's balance sheet when re-purchased for re-issuance in connection with stock-based compensation plans. A provision is recorded when the shares are expected to re-issued at below their recorded cost. Upon issuance, the difference between the proceeds and the recorded cost, after giving consideration to provisions, if any, is recognized in the profit and loss account as a gain or loss. No provisions were recorded under French GAAP with respect to the Group's treasury shares for the years ended August 31, 2004, 2003 and 2002 (except as described in the following paragraph).

     During the years ended August 31, 2002, 2003 and 2004, the Group acquired treasury shares to be reissued in connection with the exercise of certain employee stock options (see note 5.5 (a)). To the extent that the treasury shares were related to options whose exercise price was higher than the fair value of the shares at August 31, 2004, 2003 and 2002 ("out of the money options"), the Group had provisioned (euro)2 million, (euro)7 million and
(euro)19 million, respectively, representing the difference between the fair market value of the treasury shares as of August 31, 2004, 2003 and 2002, respectively, and their cost. No provision was recorded with respect to treasury shares held for reissuance in connection with the exercise of in the money options (also see note 3.17 to the consolidated financial statements).

     Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.

     (g)  Other, net

     Other consists of the impacts on net income (loss) and shareholders' equity for the differences between U.S. GAAP and French GAAP summarized in the table below:

                                                                    Shareholders'
                                      Net Income (Loss) for the      Equity as of
                                        Year Ended August 31,         August 31,
                                     --------------------------- -------------------
                                        2004     2003     2002     2004     2003
                                     --------------------------- -------------------
Provisions for contingencies and
  losses                                   (1)      (3)      (4)        2        3
    Leases                                  1        1       (1)       (5)      (6)
    Scope of consolidation                 --       --       --        (1)      (1)
    Organization costs                     --       --        1        --       --
    Indirectly-held treasury shares         1       --       --        32       31
    Deferred charges and other              2       --       --       (13)     (15)
                                     --------------------------- -------------------
    Total - Other, net                      3       (2)      (4)       15       12
                                     =========================== ===================

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

     The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of (euro)44 million and (euro)61 million as of August 31, 2004 and 2003, respectively. The aggregate impact on total liabilities (debt) is an increase of (euro)47 million and (euro)64 million as of August 31, 2004 and 2003, respectively.

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

     (h)  Deferred income tax effect of U.S. GAAP adjustments

     This reconciliation item includes the tax effects of the U.S. GAAP adjustments reflected in the reconciliations of shareholders' equity and net income (loss).

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

     The number of shares used to compute basic and diluted earnings per share under U.S. GAAP is summarized below:

                                                         August 31,
                                           -------------------------------------
                                               2004         2003         2002
                                           -----------  -----------  -----------
Basic earnings per share.................  156,381,370  156,422,010  157,395,975

Diluted earnings per share...............  156,381,370  156,422,141  159,953,836


     5.6 New U.S. GAAP accounting pronouncements

     In January 2003, the FASB issued FASB Interpretation, FIN No. 46, Consolidation of Variable Interest Entities, which is an interpretation of Accounting Research Bulletin, ARB No. 51 Consolidation of Financial Statements. FIN No. 46 provides additional guidance regarding how to identify variable interest entities and how an enterprise assesses its interest in the variable interest entity to determine whether an entity is required to be consolidated. The interpretation establishes that an enterprise consolidate a variable interest entity if the enterprise is the primary beneficiary of the variable interest entity. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity. This interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. For interests in variable interest entities existing as of January 31, 2003, the guidance of FIN No. 46 applied in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN No. 46 did not have a significant impact on the Group's consolidated results of operations, financial position, or cash flows.

     In June 2002, the FASB issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The principal difference between FAS 146 and EITF 94-3 relates to the requirements of FAS 146 related to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for exit costs was recognized at the date of an entity's commitment to an exit plan. In accordance with FAS 146, an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, FAS 146 also establishes that fair value is the objective for initial measurement of the liability. FAS 146 was effective for exit or disposal activities initiated after December 31, 2002. The Company has applied the provisions of FAS 146 to all costs associated with exit or disposal activities initiated after December 31, 2002.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments: and equity. It requires that an issuer classify a financial instrument that is (1) mandatorily redeemable shares, which embodies an unconditional obligation requiring the issuer to redeem the instrument in exchange for cash or other assets at a specified or determinable date(s) or upon an event that is certain to occur; (2) instruments that require or may require the issuer to repurchase some of its shares in exchange for cash or other assets, including written put options and forward purchase contracts; and (3) obligations that must or may be settled by issuing a variable number of equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index or varies inversely with the value of the issuers' shares. SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For instruments entered into prior to May 31, 2003, the provisions of SFAS 150 are effective at the beginning of the first interim period beginning after June 15, 2003 (for the Group, as of September 1, 2003). The adoption of SFAS 150 did not have a material impact on the results of operations, financial position or cash flows of the Group.

     In November 2000, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the results of operations, financial position or cash flows of the Group.

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

Intangible assets and goodwill are written down to estimated net realizable value when negative conditions are identified. Impairment is determined based on an estimation of value and future benefits of the intangible assets. Should this determination indicate that an intangible asset or goodwill is impaired, the related amortization period is revised or a write-down is recognized. Impairment of market share intangible assets is recognized as an impairment loss in accordance with the policy described in note 1.

          (b)  Allowance for doubtful accounts

     Set forth below is a table which provides information on the Group's allowance for doubtful accounts.

                                                  August 31,
                                    ---------------------------------------
                                       2004        2003           2002
                                    ------------------------  ------------
                                              (millions of euro)

Balance at beginning of period             64            60            57
Additions                                  31            14            29
Deductions                                (13)           (3)          (20)
Scope of consolidation and
currency translation adjustment            (4)           (7)           (6)
                                    ----------    ----------    ----------
Balance at end of period                   78            64            60
                                    ==========    ==========  ============

          (c)  IAS 7 Consolidated Statements of Cash Flow

     Following are consolidated statements of cash flows presented in accordance with IAS 7:

                                                                     Years ended August 31,
                                                                 ------------------------------
                                                                   2004       2003       2002
                                                                 --------   --------   --------
                                                                       (millions of euro)
Cash flows from operating activities
Group net income..........................................            183        162        202
Minority interests in net income..........................             14          9         13
Net (income) loss from equity method investees, net of
    dividends received....................................              3         (1)        (3)
Adjustments for:
    Depreciation and provisions...........................            205        153        187
    Goodwill amortization.................................             59         62         67
    Deferred taxes........................................            (14)        (9)         5
    Less: gains or losses on disposal net of tax..........              1         14        (61)
                                                                 --------   --------   --------
Operating profit before working capital changes...........            451        390        410
    Increase in inventories...............................              0         (9)         8
    Increase in account receivables.......................             (5)         5        (29)
    Increase in prepaid expenses, other receivables and
       other assets.......................................             48         (7)       (54)
    Increase in accounts payable..........................            (46)         6         78
    Increase in vouchers payable..........................             80         43        126
    Increase in other liabilities.........................             86         62         80
                                                                 --------   --------   --------
    Net cash flow from operating activities...............            614        490        619
                                                                 --------   --------   --------

Cash flows from investing activities
    Purchases of tangible and intangible fixed assets.....           (180)      (241)      (297)
    Acquisitions of subsidiaries net of cash acquired.....            (76)       (34)       (97)
    Proceeds on disposal of fixed assets..................             13         14         81
    Decrease (increase) in loans to equity method
       investees..........................................              -          -          1
    Other investing activities............................             (2)       (18)        (3)
                                                                 --------   --------   --------
    Net cash used in investing activities.................           (245)      (278)      (315)
                                                                 --------   --------   --------

Cash flows from financing activities
    Dividends paid........................................            (95)       (94)       (87)
    Dividends paid to minority shareholders...............             (8)       (11)       (15)
    Proceeds from issuance of share capital, including
       minority interests.................................              1          -         59
    Purchases of treasury shares..........................             (4)        23        (90)
    Proceeds from long-term borrowings....................            271         57      1,113
    Repayment of borrowings...............................           (465)      (178)    (1,146)
    Increase (decrease) in bank overdrafts................            (78)        47          7
    Other financing activities............................            (29)       (21)        (1)
                                                                 --------   --------   --------
    Net cash provided by (used in) financing activities...           (407)      (177)      (160)
                                                                 --------   --------   --------

Net increase (decrease) in cash and cash equivalents......            (38)        35        144
                                                                 --------   --------   --------

Cash and cash equivalents at beginning of period..........          1,192      1,211      1,185
Net effect of exchange rates on cash......................            (33)       (54)      (118)
                                                                 --------   --------   --------
Cash and cash equivalents at end of period................          1,121      1,192      1,211
                                                                 ========   ========   ========

Cash and cash equivalents include marketable securities, which are short-term investments readily convertible to cash and with maturities of three months or less (excluding treasury shares totaling (euro)100 million, (euro)96 million and (euro)119 million as of August 31, 2004, 2003 and 2002) and restricted cash, which are compensating balances.

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

                                 EXHIBIT INDEX
                                 -------------

  Exhibit
   Number                            Description
  ----------                         -----------

       1 Sodexho Alliance Restated Corporate Statuts (English translation)(incorporated by reference to Exhibit 1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       2.1 Composite Conformed Term and Revolving Facilities Agreement, dated April 6, 2001, for Sodexho Alliance, SA, arranged by Citibank International plc, Goldman Sachs International and SG Investment Banking with Societe Generale acting as Agent and Societe Generale acting as Issuing Bank (as amended by a letter dated 27 April 2001, an Amendment and Restatement Agreement dated 8 June 2001 and as amended by letters dated March 14, 2003 and May 15, 2003)(incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on December 18, 2003, Commission File No. 001-31274)

       2.2 Form of Deposit Agreement among Sodexho Alliance, SA, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit A of the Registration Statement on Form F-6 filed by The Bank of New York and the Company on March 21, 2002, Commission File No. 333-84970)

       2.3 Terms and Conditions of Offering of Euro 1,000,000,000 5.875 percent Bonds due 2009 (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       2.4 Agreement by Registrant to Furnish Certain Information to the Securities and Exchange Commission (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       4.1 Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho Marriott Services, Inc., Sodexho Alliance, SA and SMS Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sodexho Marriott Services, Inc. on May 4, 2001, Commission File No. 1-12188) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

       4.2 Agreement dated December 30, 1991 between Felix Bellon SA and Sodexho S.A. as amended (English translation) (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on December 18, 2003, Commission File No. 001-31274)

       8.1 List of Significant Subsidiaries (incorporated by reference to note 4.4 of the Consolidated Financial Statements of Sodexho Alliance, SA)

       12.1 Certification by Pierre Bellon, Chairman and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2003

       12.2 Certification by Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2003

       13 Certifications by Pierre Bellon, Chairman and Chief Executive Officer and Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2003