Form 20-F
period 2005-08-31
SODEXHO ALLIANCE SA
filed 2006-02-24
CIK 1169715

As filed with the Securities and Exchange Commission on February 24, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
                           ==========================
(Mark One)
   [ ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
   [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended: August 31, 2005
                                       OR
   [ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          for the transition period from ____________ to _____________

   [ ]      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  _______________

                                   ----------

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

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                 Name of each exchange
     Title of each class                          on which registered
     -------------------                         ---------------------
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

Securities registered or to be registered pursuant to Section 12(g)
of the Act:                                                                None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:                                                  None

The number of outstanding shares of each class of stock of Sodexho Alliance, SA at August 31, 2005 was:

Common Shares, par value (euro)4 per share..........................159,026,413

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes     No    X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes     No    X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes     X      No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-b of the Exchange Act. (Check one).

Large accelerated filer      Accelerated filer      Non-accelerated Filer     X

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17          X                      Item 18
        -------------------                    --------------------

If this is an annual report, indicate by check mark whether the registrant is a Shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes     No    X

TABLE OF CONTENTS

                                                                            Page

Forward-Looking Statements...................................................ii

                                     PART I

Item 1.     Identity of Directors, Senior Management and Advisers.............1

Item 2.     Offer Statistics And Expected Timetable...........................1

Item 3.     Key Information...................................................1

Item 4.     Information on the Company........................................7

Item 5.     Operating and Financial Review and Prospects.....................20

Item 6.     Directors, Senior Management and Employees.......................41

Item 7.     Major Shareholders and Related Party Transactions................57

Item 8.     Financial Information............................................60

Item 9.     The Offer and Listing............................................61

Item 10.    Additional Information...........................................63

Item 11.    Quantitative and Qualitative Disclosures about Market Risk.......76

Item 12.    Description of Securities Other than Equity Securities...........76

                                     PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies..................76

Item 14.    Material Modifications to the Rights of Security Holders
            and Use of Proceeds..............................................76

Item 15.    Controls and Procedures..........................................77

Item 16A.   Audit Committee Financial Expert.................................77

Item 16B.   Code of Ethics...................................................77

Item 16C.   Principal Auditor Fees and Services..............................78

Item 16D.   Comparison of French and U.S. Corporate Governance
            Practices........................................................78

Item 16E.   Purchases of Equity Securities by Sodexho Alliance and
            Affiliated Purchasers............................................78

                                    PART III

Item 17.    Financial Statements.............................................79

Item 18.    Financial Statements.............................................79

Item 19.    Exhibits.........................................................79

     As used in this Annual Report, the terms "we," "our," "us," "Sodexho," "Sodexho Alliance" and "the Group" refer to Sodexho Alliance, SA and its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this Annual Report may include statements which may constitute "forward-looking statements." These statements are not historical facts but instead represent our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Such statements include information regarding our beliefs, estimates, forecast, projections and current expectations concerning our future financial condition and results of operations, including trends affecting our businesses. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. It should be recognized that factors other than those expressly set forth in this Annual Report, such as general economic factors and business strategies, may be significant, and that the factors discussed herein may affect us to a greater extent than indicated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements appearing in this Annual Report. Forward-looking statements in this Annual Report are identified by use of the following words and other similar expressions, among others:
"anticipate," "believe," "outlook," "probably," "project," "risks," "seek," "should," "target," "would," "objectives," "could," "estimate," "expect," "goals," "intend," "may," "shall." You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. We undertake no obligation (and expressly disclaim any such obligation to) update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this Annual Report.

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

                                  At end of period(1)    Average rate(2)          High                 Low
                                  -------------------    ---------------    ----------------    -----------------
Euro per U.S. dollar:
2001......................                1.0919               1.1316            1.2118              1.0477
2002......................                1.0170               1.0978            1.1658              0.9856
2003......................                0.9152               0.9357            1.0364              0.8403
2004......................                0.8257               0.8296            0.9274              0.7777
2005......................                0.8198               0.7856            0.8415              0.7335

----------
(1) All periods end August 31 of the stated year.
(2) The average of the rates on the last day of each month during the relevant period.

Month ended                                             High      Low
------------------------------------------------------ ------    ------
Euro per U.S. dollar:
May 31, 2005.......................................... 0.8110    0.7720
June 30, 2005......................................... 0.8296    0.8114
July 31, 2005......................................... 0.8415    0.8205
August 31, 2005....................................... 0.8210    0.8028
September 30, 2005.................................... 0.8299    0.7974
October 31, 2005...................................... 0.8380    0.8235
November 30, 2005..................................... 0.8571    0.8305
December 31, 2005..................................... 0.8549    0.8319
January 31, 2006...................................... 0.8456    0.8134

     On February 23, 2006, the 2 p.m. ECB time rate quoted by the European Central Bank was (euro)0.8363 = U.S. $1.0000, or U.S. $1.1957 = (euro)1.0000.
This rate may differ from certain of the actual rates used in the preparation of our consolidated financial statements, which are prepared in euro, and therefore dollar amounts appearing herein may differ slightly from the actual dollar amounts which were translated into euro in the preparation of such consolidated financial statements in accordance with accounting principles generally accepted in France.

     A substantial proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than euro, in particular, the U.S. dollar and the British pound sterling. Accordingly, fluctuations in the value of the euro relative to other currencies can have a significant effect on the translation into euro of non-euro assets, liabilities, revenues and expenses. For information with respect to the impact of fluctuations in exchange rates on our operations, see "Item 3D - Key Information
- Risk Factors," "Item 5 - Operating and Financial Review and Prospects" and "Item 11 - Quantitative and Qualitative Disclosures About Market Risk."

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

   We depend on the retention and renewal of our existing client contracts and our ability to attract new customers

     Our success depends on our ability to retain and renew existing client contracts and to obtain and successfully negotiate new client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and to differentiate ourselves from our competitors. Additionally, our growth in the Service Vouchers and Cards business depends upon our geographic expansion, new product development, superior branding and affiliate networks. We cannot assure you that we will be able to renew existing client contracts or that our current customers will not turn to competitors, cease operations, elect to self-operate or terminate contracts with us as a result of merger or acquisition. We also cannot be certain that we will obtain new contracts in any of our market segments, or that any new contracts will be profitable. If we cannot continue to grow our operations through the renewal of existing contracts or the negotiation of new contracts, our business, financial condition, results of operations and cash flows will be materially and adversely affected.

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

   We may be adversely affected if claims by employees in connection with their employment are resolved against us

     Due to the nature of our business and the large number of individuals we employ around the world, and the risk of employment-related litigation, the resolution of such claims against us could have an adverse effect on our business.

   Food shortages, and increases in food or other indirect operating costs could adversely affect our results of operations and financial condition

     We face fluctuating food prices and limited availability of certain food items during the year. Food price and availability and transport costs, including the cost of oil and gas, also vary by geographic location. In addition, broader trends in food consumption, such as concern about health and safety, may from time to time disrupt our business. Our typical contract allows for certain adjustments due to rising prices or changed menus over time, but often we must accept a reduced margin for a period of time to ensure the availability of certain required food groups and to maintain customer satisfaction. Our experience has been that changes in food preferences or shortages, when they occur, may adversely affect our profitability at a given location. Although most of our contracts provide for minimum annual price increases for products and services provided by us, we could be adversely impacted during inflationary periods if the rates of contractual increases are lower than the relevant inflation rate.

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

   The pricing terms of our services contracts may constrain our ability to recover costs and to make a profit on our contracts

     Most of our contracts have a fixed price element. For example, the terms of these contracts could require us to guarantee the price of the services we provide and assume the risk that our costs to perform the services and provide the materials will be greater than anticipated. This type of contract term could expose us to losses if our estimates of contract operating costs are too low. Our profitability on these contracts is therefore dependent on our ability to accurately predict the costs associated with our services. These costs may be affected by a variety of factors, some of which may be beyond our control. If we are unable to accurately predict the costs of fixed price contracts, certain projects could have lower margins than anticipated, which could have a material adverse effect on our business.

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

   We are subject to extensive regulation

     Due to the nature of our industry, our listings on the French and the New York stock exchanges, and the global nature of our operations, we are subject to a international, federal, state, county and municipal laws, regulations and licensing requirements, as well as a large number of regulatory and enforcement authorities. The laws and regulations governing our industry have become increasingly complex governing a wide variety of areas, including, among others, labor, employment, immigration, health and safety, corporate governance, consumer protection and the environment. The cost of compliance with these sometimes overlapping and rapidly evolving regulatory regimes and the failure or apparent failure to address any regulatory changes or enforcement initiatives could have a significant impact on our results of operations, and violations of certain regulations could result in penalties, fines, disciplinary actions, increase our litigation risk or harm our reputation. There can be no assurance that additional regulation or enforcement initiatives in any of the jurisdictions in which we operate would not limit our activities in the future or significantly increase the cost of regulatory compliance.

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

   Our international business results are influenced by currency fluctuations and other factors that may be different from factors affecting the United States market

     A significant portion of our revenues is derived from international markets. During fiscal 2005, approximately 69% and 54% of our revenues and EBITA, respectively, were generated outside the euro zone. The operating results of our international subsidiaries are translated into euro and such results are affected by movements in foreign currencies relative to the euro, especially movements in the value of the U.S. dollar.

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

   Natural disasters, acts of war and terrorist-related events may have a continuing negative impact on our business

     We cannot assess with any degree of certainty the future effects on our business of natural disasters and terrorist attacks that have occurred and may occur in the future throughout the world and other responsive actions, including war.

     In recent years, natural disasters and terrorist attacks and acts of war have significantly adversely affected general economic and political conditions, increasing many of the risks highlighted in these risk factors. This may have a negative effect on our business and results of operations.

   Our transition to international accounting standards may affect our operating results

     Due to the adoption by the European Union's Council of a regulation, effective on January 1, 2005, requiring listed European companies to prepare consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), we are currently converting our accounting standards from French GAAP into IFRS. While we do not believe that this transition to IFRS will have a material adverse effect on our reported financial condition or results of operations, there are differences between French GAAP and IFRS.

   We currently have significant indebtedness and may incur additional indebtedness in the future

     At August 31, 2005, our percentage of total debt to total capitalization was approximately 48%. Our total capitalization is the sum of our shareholders' equity, minority interests and borrowings. Some lenders may consider this ratio negatively in their credit decisions. Also, financial and other covenants in our lending agreements may occasionally restrict our ability to operate our business in certain ways. Specifically, our agreements limit our ability to dispose of our assets, our subsidiaries' abilities to guarantee and borrow money, our ability to incur certain types of debt, our ability to merge or consolidate with other companies (subject to certain exceptions) and our ability to alter the fundamental nature of our business (subject to certain exceptions).

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

   Our profitability or reputation may be affected by various operational risks

     Operational risk is inherent in our business and can manifest itself in various ways including business interruption, poor supplier performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Our management attempts to control these risks and keep operational risk at appropriate levels by maintaining a sound and well-controlled environment in light of the characteristics of our business, the markets and regulatory environment in which we operate. Notwithstanding these control measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to these types of risks.

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

   You may not be able to effect claims or enforce judgments brought against us for alleged violations of the U.S. securities laws

     We are a societe anonyme organized under the laws of France. A majority of our directors and officers are non- U.S. residents, and a substantial portion of our assets and the assets of our directors and officers are and we expect will continue to be located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or most of these persons or to enforce judgments against us or them in United States courts. Furthermore, there is doubt as to the enforceability in France, in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. French courts may not have the requisite jurisdiction to grant the remedies sought in an original action brought in France based solely upon the U.S. federal securities laws.

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

     In the Food and Management Services business, which accounted for approximately 98% of our total revenues in fiscal 2005, we are a leading global provider of outsourced food and multiservices to businesses, public agencies and institutions, long-term and short-term healthcare facilities, universities and primary and secondary schools. Within our Food and Management Services business, we also provide many of the foregoing services to temporary and remote sites of our clients' operations, specifically those affiliated with oil and gas recovery, major construction projects and mining. Our river and harbor cruises activity operates in various markets and provides tourist excursions and upscale dinner cruises for individuals and corporate consumers alike. In the fiscal year ended August 31, 2005, we had revenues of approximately (euro)11.4 billion from our Food and Management Services business, operating through approximately 26,700 individual outlets in more than 76 countries. Food services include food and beverage procurement and preparation, as well as the operation and maintenance of food service and catering facilities, generally on a client's premises. Multiservices include physical plant operations and maintenance, energy management, groundskeeping, housekeeping, custodial and janitorial, on-site laundry and an evolving suite of other services for which our clients have identified a need. Our Service Vouchers and Cards business, which had revenues of (euro)280 million in fiscal 2005, primarily issues and manages the provision of paper and debit-card vouchers to our clients' employees for food, products and services and the provision of various welfare benefits from government clients to their constituents.

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

     Since 1983, our shares have been listed on Euronext Paris (formerly the Paris Bourse) and on April 3, 2002, our ADSs were listed on the New York Stock Exchange. In February 1997, our shareholders voted to change our name to Sodexho Alliance, SA, and we were duly re-incorporated as such on February 25, 1997, for a duration of 99 years from this date, the maximum allowed under French law. We are subject to Book II of the French Code du Commerce and to Act No. 67-236 of March 23, 1967 concerning "les societes commerciales et des groupements d'interet economique" (French company law). Except as mentioned above, we and our subsidiaries have not been a party to any material reorganizations, mergers or consolidations and there have been no material changes in our mode of conducting business or in the types of products produced or services we offer. As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party respecting our shares or by us respecting another company's shares, except as described above.

     We are headquartered in Paris, France and our registered office in France is 3, avenue Newton, 78180 Montigny-le-Bretonneux. Our general telephone number is 011-33-1-30-85-75-00. Our authorized U.S. representative is Richard Macedonia, and our agent for service of process in the U.S. is Robert A. Stern, Sodexho, Inc., 9801 Washingtonian Boulevard, Suite 1234, Gaithersburg, MD 20878.

Acquisition and Capital Expenditures

     The following table sets forth our acquisition and capital expenditures for fiscal 2003, 2004 and 2005.

                                                Fiscal year ended August 31,
                                               ------------------------------
                                               2005         2004         2003
                                               ----         ----         ----
                                                     (millions of euro)
Property, plant and equipment and
     intangibles............................    201          176          239
Acquisitions................................      5           79           37
                                               ----         ----         ----
Total.......................................    206          255          276
                                               ====         ====         =====

     We estimate that our consolidated capital expenditures for fiscal 2006 will be approximately 2% of our revenues. This estimate is set yearly and is based on commercial, technical and economic factors such as client demand and the availability of equipment and building space. Capital expenditure estimates remain subject to the finalization of services and other client contractual terms relating to these expenditures.

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

   Acquisitions and Divestitures

     Our material acquisition expenditures and divestitures since August 31, 2002 are highlighted below.

     In March 2004, the Group, through its subsidiary Sodexho Pass do Brazil sold a subsidiary, Medcheque. The company was created in 1997 and its core business was the sale of medical-cards in Brazil. A loss on the disposal of
(euro)6 million ((euro)3.7 million net of tax) was recorded as an exceptional expense in fiscal 2004.

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

B.   Business Overview

General

     Our operations can be divided into two broad businesses: Food and Management Services and Service Vouchers and Cards. Food and Management Services is our most significant business and accounted for 98% of our revenues for the fiscal year ended August 31, 2005. Approximately 44% of our revenues in this business were generated from our North American subsidiaries. The Service Vouchers and Cards business accounted for 2% of our revenues in fiscal

2005. Within the Food and Management Services business, we separate our operations into four geographic regions: North America, Continental Europe, the United Kingdom and Ireland, and the rest of the world.

     The tables set forth below summarize certain financial information for these activities for the fiscal years ended August 31, 2005, 2004 and 2003.

                                                            Fiscal year ended August 31,
----------------------------------------------------------------------------------------
                                                           2005        2004         2003
                                                           ----        ----         ----
Revenues by Activity                                         (in millions of euro)

Food and Management Services
       North America ................................      5,006       5,031       5,427
       Continental Europe............................      3,919       3,760       3,585
       United Kingdom and Ireland ...................      1,303       1,351       1,453
       Rest of the World ............................      1,164       1,106         974
                                                          ------      ------      ------
          Total......................................     11,392      11,248      11,439

    Service Vouchers and Cards
         Continental Europe..........................        147         129         128
         United Kingdom and Ireland..................          5           6          12
         Rest of the World...........................        128         111         108
                                                          ------      ------      ------
         Total Services Vouchers and Cards...........        280         246         248
                                                          ------      ------      ------
         Total revenues..............................     11,672      11,494      11,687
                                                          ======      ======      ======

EBITA  by Activity(1)

Food and Management Services
       North America ................................        222         239         268
       Continental Europe............................        203         171         167
       United Kingdom and Ireland....................         27          28          21
       Rest of the World.............................         37          37          18
                                                          ------      ------      ------
          Total......................................        489         475         474

    Service Vouchers and Cards.......................         82          68          68
                                                          ------      ------      ------
    EBITA, excluding corporate expenses..............        571         543         542
    Corporate expenses...............................        (41)        (28)        (28)
                                                          ------      ------      ------
          Total......................................        530         515         514
                                                          ======      ======      ======

----------
(1) EBITA represents net income before interest expense, exceptional items, income taxes, income from equity method investees, goodwill amortization and minority interests.


Strategy

     Since our founding in 1966, our ambition has been to satisfy the expectations of clients, employees and shareholders alike. Accordingly, we have focused on a growth strategy to meet and match each of these expectations. Further, our vision is to improve the quality of daily life. In pursuing this vision, we have focused on the following key priorities:

     Accelerate profitable organic growth. Organic growth represents our preferred and most profitable growth alternative as the outsourced food and management services market in which we operate continues to expand. This expansion stems from the worldwide trend towards outsourcing of non-core functions, including food and management services, as enterprises increasingly make strategic decisions to focus on their core businesses and seek service delivery and cost efficiencies. We seek to be in close proximity to our clients, thereby allowing us to anticipate and satisfy their needs promptly with service solutions tailored to their specific situation.

     We expect to find opportunities for organic growth by:

          o    segmenting and sub-segmenting our client base,

          o improving client retention through the reinforcement of client relationships and the implementation in our segments and countries of related initiatives,

          o targeting the segments and sub-segments with the lowest outsourcing rates; in particular, continuing our expansion into the public sector and improving our ability to manage large multinational accounts as we strengthen our organization throughout the world,

          o expanding our food services offering beyond traditional food service sales points into vending, trolley and take-out sales points, directors' tables and executive dining, branded concepts, merchandising and other programs, and

          o expanding our offering beyond food services to "multiservice" solutions such as facility management, building management and maintenance, business support services and ancillary services to individuals.

     To supplement organic growth, we may also from time to time, across our business segments, acquire and integrate low-capital intensive, cash-generative businesses.

     Improve our operations and our operating margin. We are able to provide and continue to develop more cost-effective services than local, regional and national participants as a result of our economies of scale, our broader range of services and our national and international coverage of large clients. These factors help us at all levels in the management of processes and of our purchasing and delivery logistics.

     By leveraging our size across many markets we also:

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

          o streamline the use of ingredients we use and coordinate menu planning across closely-situated sites,

          o leverage our procurement efficiencies and use of common information technology platforms, and

          o    enhance synergies within the Group.

     Improve our human resource planning. We are strongly committed to the development and promotion of our staff and invest in our human capital. The human resources department prepares plans and programs to detect, prepare, train and globalize tomorrow's executive teams. It is supported in this role by the Sodexho Management Institute, our internal management training program.

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

     Reinforce control. At the beginning of fiscal 2004, a groupwide initiative known internally as the CLEAR Project (Controls for Legal Requirements and to Enhance Accountability and Reporting) was undertaken, in order to ensure that the Group's internal controls are documented and effective. The CLEAR Project is sponsored by the CEO and the CFO of Sodexho Alliance, and has the support of the Board of Directors, the Executive Committee and the Operational Committee of the Group, all of whom are regularly updated on the project's progress. In addition, the project is coordinated with the Group's external auditors to ensure the propriety of the methodology adopted by the project teams as well as compliance with the auditor's reporting requirements. Descriptive information on the Group's internal controls can be found in the Chairman's Report included in the Document de Reference filed with the AMF on December 12, 2005, which is available on the Group's website, www.sodexho.com. Also see "Item 15" below. Group management continues to reinforce our internal controls, including increasing the intensity and frequency of internal audits and by reporting on controls and risk management to the Audit Committee of our Board of Directors. Our Group Senior Vice President, Internal Audit, who reports to our Chairman, has reinforced our central audit function through his oversight in the following areas: the enhancement of the department's staffing and the development of a risk-based approach to audit planning. Our internal procedures, delegation and contract review policies are regularly reviewed and updated. A summary of risks and financial commitments is presented regularly to the Audit Committee by Group management.

     Our disclosure committee regularly evaluates our disclosure controls and reviews annual and semi-annual reports, financial press releases, our Annual Report on Form 20-F, and other information presented to shareholders. As a consequence, existing disclosure procedures and controls are evaluated and updated regularly as appropriate.

     Encourage transparency and communication. We are continuing to develop a global intranet aimed at facilitating the exchange of best practices, ideas and procedures throughout our entire network. We have made, and will continue to make, significant investments in our information technology systems because we believe that the use of such systems for menu planning, the accurate measurement and reporting of client and consumer activity, as well as inventory, labor and performance reporting, are central to our continued success. Through our technology infrastructure, we intend to continue to provide our unit managers with tools that help them manage operations efficiently, thereby enhancing the value for our clients of the services we provide.

Food and Management Services

   Overview

     We are a global food and management services contractor. In the fiscal year ended August 31, 2005, our revenues in this activity were approximately
(euro)11.4 billion. In fiscal 2005, we operated through approximately 26,700 individual outlets in 76 countries. None of our clients is responsible for more than 2% of our total revenues.

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

     Business and Industry. The Business and Industry market accounted for
(euro)5.1 billion of our Food and Management Services business revenues in fiscal 2005, delivered at over 14,900 sites, representing 45% of our total Food and Management Services business revenues. Traditionally, this market has been comprised of corporate customers, whom we provide with food services as well as vending, reception, mailroom, cleaning and facilities maintenance. Over the last 40 years, we have expanded the range and depth of our services and clients to include the following:

     o providing food and management services to government agencies and other public clients, such as the defense sectors including those in the United States, the United Kingdom and Australia;

     o providing food service at prestige occasions, which include some of the world's most prominent tourist, sports and recreational events like the Royal Ascot horse races, the Paris-Bercy and Roland-Garros Tennis Tournaments and the upcoming 2007 Rugby World Cup to be held in France;

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

     Healthcare. For fiscal 2005, revenues in the Healthcare market totaled
(euro)2.8 billion at approximately 5,700 sites, representing 25% of our total Food and Management Services business revenues. In this market, we provide catering services, vending, meal delivery, patient transport, room upkeep, cleaning, groundskeeping, laundry and maintenance services, to hospitals, clinics, nursing homes, retirement and care centers around the world. In order to better address our clients' needs, we have sub-segmented the Healthcare market into long-term care facilities, primarily for seniors, and acute care facilities, providing services primarily to hospitals and outpatient clinics. Historically, a larger proportion of our business has come from the acute care facilities, but restructuring in the healthcare industry in recent years has resulted in fewer hospital beds as well as in shorter patient stays, leading the total short-stay market to expand by only two to three percent each year, but the outsourced market remains dynamic and is expanding by 3.5 to 4.5 percent annually. Similarly, long-term trends in caring for the elderly have led the long-stay market to expand by approximately 2% each year. The Healthcare market has traditionally been more insulated from economic downturns than the Business and Industry market, lending stability to our revenue base.

     Education. In fiscal 2005, revenues in the Education market totaled
(euro)2.8 billion at about 4,400 sites, representing 25% of our total Food and Management Services business revenues. This portion of our business provides food and management services to educational institutions ranging from nursery schools to universities. Clients choose us to design, manage and equip their food service facilities and to provide a wide range of incidental services. Besides food, we offer vending, laundry, maintenance, groundskeeping, environmental services, day care, mealtime supervision and hospitality services. Like the Healthcare market, the Education market is relatively unresponsive to changing economic conditions and thus contributes to reducing volatility in our revenues.

     Remote sites. As of the end of fiscal 2005, we operated the Remote Sites activity on about 1,600 sites around the world and generated revenues of
(euro)0.655 billion. Our primary clients in this activity are oil and gas, construction and mining businesses, to which we offer a wide range of food, hotel, cleaning, technical maintenance, security, groundskeeping, medical surveillance and leisure services, as well as the management of on-site clubs and retail outlets. Clients in the oil and gas industry currently represent approximately two-thirds of our business in this activity. This business tends to be cyclical, depending upon the price of oil and gas, which drives exploration efforts, and the extent of economic growth, which drives the construction market. We estimate the worldwide remote sites services market, which spans five continents, to be approximately (euro)10 billion per year, and our only global competitor currently is Compass; the remainder of the market is served by many local providers. We believe that new opportunities will develop for service providers as trends in prices for raw materials stabilize and the depletion of natural reserves in some countries leads to prospecting in new onshore and offshore areas.

   Services Mix

     Most of our revenues are generated from food services, but our revenues in the Food and Management Services business increasingly arise from providing ancillary support and facility management services to our clients, which, together with food service, we refer to as "multiservices". The multiservices market is underpenetrated; we estimate the not-yet-outsourced portion to be
(euro)380 billion annually worldwide. We expect that the proportion of non-food services we provide will increase relative to our food services in the future.

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

     Capital requirements in this business are minimal because of:

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

     Our ability to attract and retain clients depends not only on the cost, quality and efficiency of our service but also on our ability to gauge and address the preferences of the consumers for the food we serve. Consequently, we see the design, tailoring and innovation of our menu options including the branding of innovative concepts as a key aspect of the services we provide. In the Education market, we have profiled and analyzed different age groups through parent and child interviews, independent market studies and other methods in order to develop optimal food service packages for students. In the Healthcare market, in connection with the long-term healthcare business, we have designed a broader range of purpose-designed services to meet the needs of an ever-growing number of seniors based on an international profile of seniors and their lifestyles we developed, the first of its kind in our industry. In the Business and Industry market, we have adapted the practices of food stations and theme menus to the particular needs of our clients and their employees using our customer profiling system, Personix(R).

     Multiservices. Recognizing significant value added to our clients in service areas that are not directly related to food is a focus area of our growth strategy. We believe that providing these additional services is key to our expansion. As consumers' needs become more sophisticated, clients will continue to seek service contractors who are able to provide solutions for all of their non-core food and management services on a quality, efficient, cost-effective basis. With years of experience, we have become specialists in the industry sectors of our client segments, and are able to provide ancillary services complementary to our food services, which fall into three main categories:

     o People services, which are tailored to end-users and provided on the client's premises. These include our retail food services as well as dry cleaning, newsstands, leisure services and the on-site management of health club facilities and day care centers.

     o Business support services, which add value to our clients through the management of peripheral business activities. Reception, mailroom, switchboard, security and surveillance and transportation are among the tasks which we perform to ensure the smooth operation of our clients' businesses.

     o Building management and maintenance services, which comprise groundskeeping, housekeeping, custodial and janitorial services, as well as the technical maintenance operations required to deliver electricity, water, other utilities, heating and ventilation to the various areas on a particular site. In Europe, for example, our subsidiary Altys provides building services to large client accounts such as Cisco in France, Belgium and Germany. In North America, we have developed construction management services for healthcare and/or educational institutions.

   The Market for Outsourced Food and Management Services

     We estimate that approximately one-half of food management services worldwide currently remain self-operated, and an even greater proportion of other ancillary services is not yet outsourced. We believe that over the past ten years, the portion of outsourced Food and Management services has increased steadily and we further believe that this trend will be reinforced by the growing advantages of outsourcing peripheral activities in favor of large, experienced contractors capable of providing higher quality services at a lower cost. Specifically, outsourcing support functions allows potential clients to:

     o improve the quality and consistency of support services through professional management;

     o benefit from current, innovative trends in procurement and delivery of these services; and

     o improve cost effectiveness through the economies of scale and operational synergies that a specialized provider can achieve.

     Outsourcing recently has grown particularly in the Education and Healthcare markets, where a large number of the services we provide had historically been undertaken by the government or other public institutions. Future growth in this public sector area remains subject to government policies; however, governments have found outsourcing to be a useful tool in attempting to reduce central expenses and budget deficits.

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

     We estimate that the Education market is about one-third outsourced, with about one quarter of private sector institutions and about three quarters of public institutions outsourcing food service. Much of the opportunity for outsourcing in the Education market is concentrated in ten countries. The campus dining marketplace, principally colleges and universities, continues to shift from residential board plans to more retail-oriented operations driven by the growing proportion of non-resident day and evening students on campuses, the changing taste and service preferences of young consumers, and colleges' and universities' desire to provide their students with greater flexibility. Traditional cafeterias are being replaced by food courts and similar retail operations providing greater variety of food selection. We believe that these trends, coupled with cost pressures, lead public and private institutions to consider outsourcing. Over the past three years, outsourcing in the Education market has increased steadily.

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

     Within the outsourced portion of the global market there is a high level of fragmentation. Only the top two companies, we and Compass (headquartered in the United Kingdom), can be considered truly global enterprises. The next two largest contract caterers, Aramark (headquartered in the United States) and Elior (headquartered in France), are pursuing expansion outside of their home countries through acquisitions, but they still remain largely dependent on their domestic or continental markets. Approximately 21% of Aramark's food and management services revenues come from overseas operations and although 41% of Elior's revenues are earned outside of France, it generally does not operate outside of Europe.

     The following table shows the ranking of the three leading contract caterers, in terms of revenues, in different market segments, as of August 2005.

                             Business &
                              Industry           Education         Healthcare
                             ----------          ---------         ----------
No. 1......................    Compass            Sodexho            Sodexho
No. 2......................    Sodexho            Compass            Compass
No. 3......................    Aramark            Aramark            Aramark

----------
     Source: Broker reports, GIRA

     On a national scale, competition levels vary significantly, though concentration is generally higher than on the global stage. High concentration levels are found in some countries such as France and the Netherlands, where we, together with two other companies have over 75% of the outsourced food service market. By contrast, more fragmented environments tend to exist in some of the other countries in which we operate.

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

Service Vouchers and Cards

     In our Service Vouchers and Cards business, we have operations in 27 countries, mainly in Europe and Latin America, and our vouchers are used by nearly 14 million people. For fiscal 2005, this activity issued approximately
1.6 billion vouchers and 2 million cards on behalf of more than 320,000 clients and generated revenues of (euro)280 million. Our vouchers were accepted at over 821,000 locations and the total nominal value, which is not included in our revenues, of vouchers issued in fiscal 2005 was (euro)5.3 billion. This business generates negative working capital and requires only a modest level of capital investment.

     Our Service Vouchers and Cards business currently comprises three categories of services: Daily Life, Motivation and Assistance, where our vouchers and cards are used to purchase items such as groceries, clothing and school books. This business, which focused originally on managing employee fringe benefits for companies, has indeed expanded from reward solutions for employees to controlling and managing welfare benefits allocated by federal authorities. Our clients are generally commercial enterprises and community and governmental entities. Revenues from service vouchers and cards activities include the commissions paid by our customers who buy the service vouchers and cards from us and commissions from our affiliated retail outlets where the service vouchers and cards are redeemed. Customer commission revenues are recorded at the time of issuance of the service voucher or card. Affiliate commission revenues are recorded at the time of redemption. Revenues also include interest income from the investment of proceeds from the time of sale of the vouchers to our customers until the time of their redemption, when we must repay our affiliates, generally a one-to-three-month period. Service vouchers are used by businesses of all sizes, primarily in large urban centers, and they frequently carry tax or labor law benefits.

     To meet new needs and enhance quality, we are constantly expanding our range of services through research and development in card technology, data processing, security and control systems. Express voucher delivery and personalized voucher pick-up from restaurants both significantly contributed to the efficient handling of approximately 1.6 billion issued vouchers. We are also developing card technology in Europe and Latin America to offer an advanced solution to client businesses and government agencies which require a more secure, comprehensive alternative to vouchers.

     We estimate that the market for service vouchers and cards is more than
(euro)30 billion in issue volume worldwide. We are the second-largest service vouchers and cards business in the world, based on annual revenues. We have only one significant global competitor, Accor. Significant drivers in the industry include product development, geographical expansion, name recognition (branding) and the synergy effects of building large networks of affiliates. Our current objective in this activity is to consolidate our number two position by offering the best perceived quality services in the market. To maintain and improve quality services, we focus on the development of new services by fostering innovation, developing new services and enhancing our know-how in new technologies.

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

     We have installed various internal controls and procedures designed to maintain a high level of compliance with these regulations, but we cannot assure you that we are in full compliance at all times with all applicable laws and regulations. The cost of our compliance programs is not material, but it is subject to additions to or changes in legislation, changes in regulatory implementation, changes in the interpretation of applicable regulations and sometimes subject to changes in the facilities of our clients. If we fail to comply with applicable laws in any jurisdiction in which we operate, we could be subject to civil remedies, including fines and injunctions, as well as potential criminal sanctions.

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

C.   Organizational Structure

     As of August 31, 2005, we had over 250 subsidiaries in 76 countries. Our operations are managed locally through these subsidiaries, although our central management is at the level of Sodexho Alliance, SA. For a list of our subsidiaries and a description of our interests in them, please see note 4 to our Consolidated Financial Statements.

D.   Property, Plant and Equipment

     Our principal property and equipment consists of our service equipment and fixtures, computer and office equipment, delivery vehicles and cruise vessels.

     Our service equipment and fixtures include vending, commissary, janitorial, maintenance and laundry equipment used primarily in the Food and Management Services business. The vehicles comprise automobiles and delivery trucks used in the Food and Management Services business and cruise vessels used in the operation of the river and harbor cruises activity. The service equipment and fixtures, computer and office equipment, delivery and other vehicles and cruise vessels had an aggregate net book value as of August 31, 2005 of (euro)203 million.

     Our real estate is comprised primarily of office space in several countries, notably France, the United Kingdom and the United States, and had an aggregate net book value of approximately (euro)102 million as of August 31, 2005. No individual parcel of real estate we own is of material significance to our total assets.

     In certain circumstances, we lease office space, computer software and other equipment (primarily kitchen equipment). A discussion of our capital lease policy can be found in note 1 to our Consolidated Financial Statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The selected consolidated financial data as of and for the years ended August 31, 2003, 2004 and 2005 have been derived from and should be read in conjunction with the consolidated financial statements of Sodexho Alliance included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of and for the years ended August 31, 2001 and 2002 have been derived from consolidated financial statements that are not included in this Annual Report on Form 20-F. Our consolidated financial statements for each of the years ended August 31, 2003, 2004 and 2005 were audited by PricewaterhouseCoopers Audit.

     Our consolidated financial statements have been prepared in accordance with French generally accepted accounting principles ("GAAP"), which differ in certain significant respects from U.S. GAAP. Note 5 to our consolidated financial statements describes the principal differences between French GAAP and U.S. GAAP, as they relate to us, and reconciles our net income to U.S. GAAP for each of the years ended August 31, 2003, 2004 and 2005, and our shareholders' equity to U.S. GAAP as of August 31, 2004 and 2005.

Restatement

     In connection with the implementation of International Financial Reporting Standards (IFRS), which will become the Group's primary reporting GAAP effective for fiscal 2006, the Group determined that certain of the adjustments to reconcile shareholders' equity and net income from French GAAP to U.S. GAAP as previously reported as of and for the years ended August 31, 2004, 2003, 2002 and 2001, were not properly accounted for. As a result, the Group has decided to restate its previously issued reconciliations to U.S. GAAP of net income and shareholders' equity.

     The errors principally pertain to (i) foreign currency translation adjustments related to goodwill and intangible assets denominated in euro in French GAAP but required to be reported in the currency of the acquired entity in U.S. GAAP; (ii) adjustments pertaining to pension and post-employment benefit plans which were determined to be incomplete and contained errors in the application of SFAS 87; and (iii) other adjustments which mainly related to the use of the effective interest method in accounting for debt issuance costs in connection with one of the Group's borrowing arrangements which resulted in a difference as compared to the straight-line method, due to the timing of the repayments. A summary of the effects of the restatement, which only affected the U.S. GAAP reconciliation, is included in note 5 to the consolidated financial statements. The most significant impacts of the restatement were a net reduction in net income of (euro)5 million for the year ended August 31, 2002 (out of previously reported net income of (euro)136 million) and a net reduction in shareholders' equity of (euro)109 million as of August 31, 2004 (out of previously reported shareholders' equity of (euro)1,652 million).

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

     In the Food and Management Services business, revenue is recognized in the period in which services are provided pursuant to the terms of the contractual relationships with clients.

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

     Under French GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets assumed, including market share, is allocated to goodwill, which is amortized over its estimated useful life. Due to the long-term nature of the Group's business, goodwill is generally amortized over thirty years (on a pro rata basis in the year of acquisition). This valuation of goodwill on a historical basis is also supported by a calculation of the current value of these assets as of August 31, 2005, as described in further detail below.

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

     As of August 31, 2005, the Group also performed the impairment tests on market shares and goodwill required by the Reglement du CRC no. 2002-10, issued on December 12, 2003, which defines the recoverable value of an asset as the higher of its market value or "value in use." Market value is calculated based on criteria determined at the date of the acquisition corresponding mainly to revenues and EBITA and using multiples of recent transactions. Value in use is determined using the value of future cash flows after taxes based on three year operating plans prepared by management. These plans are extrapolated to a longer period by applying a growth rate specific to the sector of activity and geographical region concerned. Cash flows are discounted using an average cost of capital. The recoverable value determined is then compared to the sum of intangible assets, other fixed assets and working capital. These impairment tests resulted in an impairment charge totaling (euro)3.5 million for the year ended August 31, 2005.

     Under U.S. GAAP, all of our business combinations are accounted for as purchases. In accordance with SFAS No. 141, Business Combinations (APB 16, Business Combinations, for transactions consummated prior to June 30, 2001), the cost of an acquired company was assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, assembled workforce (for transactions consummated prior to June 30, 2001 only), and software intangible assets have been identified with respect to our acquisitions. As such, for U.S. GAAP purposes, a portion of the amount allocated to market share and goodwill under French GAAP is allocated to these identified intangible assets. The remaining excess of the cost of the acquired company over the fair value of the net assets acquired is recorded as goodwill. The allocation of purchase price to intangible assets other than goodwill requires management to make estimates with respect to the fair value of those intangible assets, which fair value is largely dependent on assumptions utilized in the valuation methodology, including estimates of future cash flows and appropriate discount rates. A deferred tax liability is recorded with respect to all intangible assets except goodwill, and the amount assigned to goodwill is increased by an amount equal to the deferred tax liability recorded, if any.

     For U.S. GAAP purposes, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which required us to reclassify (into goodwill) the carrying value of assembled workforce intangibles and those customer relationship intangibles which did not meet the criteria of SFAS 141 for recognition apart from goodwill. None of the identifiable intangible assets recognized apart from goodwill are considered to have indefinite lives. In accordance with SFAS 142, we do not amortize goodwill. All other intangible assets, including customer contracts, trademarks and software, are amortized over their estimated useful lives.

     SFAS 142 also requires us to evaluate our goodwill (and identifiable intangible assets with indefinite lives, if any) for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred. This evaluation requires management to make assumptions with respect to the identification of its reporting units as well as the estimates of future cash flows and appropriate discount rates, in order to determine the fair value of the reporting units so identified. Under U.S. GAAP, there was no impairment charge as of August 31, 2005.

     SFAS 144 (SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of through fiscal 2003) requires that we review our identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a "triggering event"). The review for recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss may be recognized, which is measured based on the fair value of the asset. Management is required to exercise judgment in the determination of whether a triggering event has occurred as well as in the development of the assumptions used to estimate future cash flows and determine fair value, as needed.

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

Actuarially-Determined Liabilities

     Included in other liabilities are liabilities established using actuarial methods, notably for pensions and postretirement benefits in some of our subsidiaries located in Europe. In French GAAP, there are no specific requirements pertaining to accounting for pension and post-retirement benefits. For subsidiaries principally located in the United Kingdom and the Netherlands (effective September 1, 2004) and in France, the projected unit credit valuation method is used to evaluate the pension and post-retirement liabilities under French GAAP. Under U.S. GAAP, pension and post-retirement benefits are accounted for using the methodologies prescribed by SFAS 87 and SFAS 106, respectively. Both the projected unit credit valuation method and the methodologies prescribed by SFAS 87 and SFAS 106, which are substantially similar, require the use of actuarial assumptions, including the discount rate, the rate of compensation increase and expected long-term rate of return on plan assets. These assumptions are determined by management and require management to exercise considerable judgment.

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

     Under U.S. GAAP, we have accounted for all of our derivative financial instruments (other than those of Sodexho, Inc., as described below), which consist primarily of interest rate and cross-currency swap agreements, both prior and subsequent to the adoption of SFAS No. 133 at fair value with changes in fair value of instruments recognized currently in earnings. The aggregate adjustment reflected in the reconciliation of consolidated shareholders' equity and consolidated net income (loss) to U.S. GAAP as of and for the years ended August 31, 2005, 2004 and 2003 for "Derivative financial instruments" is attributable entirely to derivative financial instruments accounted for at fair value. The fair value of our derivative financial instruments is generally obtained from third party financial institutions.

     Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. As of August 31, 2005 and 2004, and for each of the three fiscal years in the period ended August 31, 2005, these cash flow hedges were determined to be effective hedges and, accordingly, changes in their fair value are reflected in the statement of comprehensive income (recorded directly in shareholders' equity).

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

Recent Accounting Pronouncements

     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs--An Amendment of ARB No. 43, Chapter 4." The provisions of SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and are not expected to have a material effect on the Group's financial statements.

     In December 2004, the FASB issued SFAS No. 123R, which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," which also supersedes APB Opinion No. 25, "Accounting for Stock Issued to its Employees," and its related implementation guidance. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, and recognize the cost over the period during which an employee is required to provide service in exchange for the award--the requisite service period. This Statement is effective for annual reporting periods beginning after June 15, 2005, and applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Group is currently evaluating the provisions of this Statement. Adoption of the Statement as of the beginning of fiscal 2006 using the modified prospective transition method will result in a reduction of reported earnings.

      On March 30, 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies the term "conditional asset retirement obligation" as used in FASB Statement No. 143. The Interpretation is effective for Sodexho no later than the end of fiscal 2006. The Group is currently evaluating the Interpretation, but has not yet determined what effect adoption will have on the consolidated financial statements.

International Financial Reporting Standards

     To comply with European regulations, the Group will prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) effective for the 2006 fiscal year, which commenced on September 1, 2005. These financial statements will include comparatives as of and for the year ended August 31, 2005.

     Further information regarding the principal impacts of IFRS is disclosed on page 137 of our Reference Document (Annual Report) available at www.sodexho.com.

BALANCE SHEET AND INCOME STATEMENT DATA
--------------------------------------------------------------------------------
     Our consolidated financial statements and the selected financial data presented below are reported in euro.

                                                            As of and for the year ended August 31,
                                            -----------------------------------------------------------------------
                                               2005        2005        2004        2003         2002        2001
                                               ----        ----        ----        ----         ----        ----
                                             U.S.$(3)    (euro)(4)    (euro)   (euro)(4)(5)   (euro)(5)    (euro)

                                                           (in millions, except per-share amounts)
Income Statement Data

French GAAP amounts
Revenues................................      14,238      11,672      11,494      11,687       12,609      11,928
Earnings before interest, exceptional
   items, income taxes, income from
   equity method investees, goodwill
   amortization and minority interests
   (EBITA)..............................         646         530         515         514          525         571
Financial expense, net..................        (126)       (103)       (118)       (152)        (166)       (122)
Minority interests in net income of
   consolidated subsidiaries............         (12)        (10)        (14)         (9)         (13)        (67)
Net income..............................         194         159         183         162          202         128

Earnings per share (basic)..............         1.22        1.00        1.15        1.02         1.27        0.93
Earnings per share (diluted)............         1.22        1.00        1.15        1.00         1.22        0.89
Dividends per share.....................         0.91        0.75        0.70        0.61         0.61        0.56

                                                            As of and for the year ended August 31,
                                            -----------------------------------------------------------------------
                                               2005        2005        2004        2003         2002        2001
                                               ----        ----        ----        ----         ----        ----
                                             U.S.$(3)    (euro)(4)    (euro)   (euro)(4)(5)   (euro)(5)    (euro)
Balance Sheet Data
French GAAP amounts
Intangible assets, including acquisition
   goodwill.............................       4,652       3,814       3,913       4,178        4,556       4,731
Tangible fixed assets, including
   non-working capital, financial
   investments and other assets.........         737         604         570         614          584         519
Working capital (1).....................      (2,074)     (1,700)     (1,341)     (1,260)      (1,275)     (1,208)
Cash and cash equivalents (2)...........       1,666       1,366       1,209       1,278        1,307       1,213
Total assets............................       9,708       7,959       7,647       8,108        8,544       8,638
Total borrowings........................       2,366       1,940       2,128       2,488        2,693       2,781
Provisions for contingencies and losses.         210         172          93          89           99          93
Minority interests......................          24          20          25          67           73         131
Total shareholders' equity..............       2,606       2,136       2,192       2,249        2,398       2,386

 U.S. GAAP amounts                                                  Restated(6) Restated(6)  Restated(6) Restated(6)
Revenues................................      14,249      11,681      11,502      11,690       12,618       7,557
Operating income........................         444         364         386         404          403         155
Net income (loss).......................         188         154         169         148          131         (36)
Earnings (loss) per share (basic).......        1.21        0.99        1.08        0.95         0.83       (0.26)
Earnings (loss) per share (diluted).....        1.21        0.99        1.08        0.95         0.82       (0.26)
Total assets............................       9,310       7,632       7,393       8,028        8,435       8,780
Total shareholders' equity..............       1,935       1,586       1,542       1,645        1,782       1,971

----------
(1) Working capital is calculated as the net of an asset component (current assets, loans receivable and deposits and other and prepaid expenses less cash, cash equivalents and restricted cash) and a liability component (accounts payable, vouchers payable and other liabilities).
(2) Cash and cash equivalents includes restricted cash. See note 1 to our consolidated financial statements for an explanation of restricted cash.
(3) The consolidated financial statements are prepared and presented in euro. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the August 31, 2005 2 p.m. ECB time rate quoted by the European Central Bank of $1 = (euro)0.8198.
(4) See Note 1 to the consolidated financial statements for a discussion of the impact of changes in accounting principles relating to accounting for retirement and other employee benefit plans under French GAAP.
(5) Certain amounts for the years ended August 31, 2002 and 2001 differ from the corresponding amounts for the same periods reported in the Company's Document de Reference filed with the Commission des Operations en Bourse (now known as the AMF).
(6) In connection with the implementation of International Financial Reporting Standards (IFRS), which will become the Group's primary reporting GAAP effective for fiscal 2006, the Group determined that certain of the adjustments to reconcile shareholders' equity and net income from French GAAP to U.S. GAAP as previously reported as of and for the years ended August 31, 2004, 2003, 2002 and 2001, were not properly accounted for. As a result, the Group has decided to restate its previously issued U.S. GAAP information. The errors principally pertained to the foreign currency translation adjustments related to goodwill and intangible assets denominated in euro in French GAAP but required to be reported in the currency of the acquired entity in U.S. GAAP. For the years ended August 31, 2004, 2003, 2002 and 2001, the effect of the errors on operating income was (euro)(2) million, (euro)4 million, (euro)(1) million and (euro)2 million, respectively, and on net income the effect was (euro)0 million,
     (euro)1 million, (euro)(5) million and (euro)(2) million, respectively. As of August 31, 2004, 2003, 2002 and 2001, the effect on total assets was
     (euro)(79) million, (euro)(61) million, (euro)(68) million and (euro)(40) million, respectively, and the effect on shareholders' equity was
     (euro)(109) million, (euro)(91) million, (euro)(98) million and (euro)(58) million, respectively. Refer to note 5 to our consolidated financial statements for additional information.

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

   Food and Management Services

     o    North America

     o    United Kingdom and Ireland

     o    Continental Europe

     o    Rest of the World

   Service Vouchers and Cards

Overview

     Food and Management Services is our most significant activity, and accounted for approximately 98% of our revenues and 86% of EBITA (before corporate expenses) for the fiscal year ended August 31, 2005. Approximately 44% of our fiscal 2005 revenues in the Food and Management Services business were generated in North America. The Service Vouchers and Cards business comprised 2% of our revenues and 14% of EBITA (before corporate expenses) in fiscal 2005.

Fiscal Year Ended August 31, 2005 Compared with Fiscal Year Ended August 31,
2004

   Consolidated Overview of Revenues and EBITA

     Revenues for fiscal 2005 totaled (euro)11.7 billion, a 1.5% increase from fiscal 2004. Organic growth of 4.3% was offset by the unfavorable impact of foreign currency translation of 2.4%, principally arising on revenues denominated in U.S. dollars or reliant on the U.S. dollar exchange rate. The currency effect resulted principally from the 5.3% increase in the average rates for the euro as compared to the U.S. dollar. The impact of acquisitions (net of divestitures) was a negative 0.4%. Organic growth continued to be hampered by the worldwide economic situation, which weighed on the Business and Industry segment of our Food and Management Services business. We expect our organic growth rate in fiscal 2006 to be comparable to that in fiscal 2005 on a consolidated basis.

     EBITA was (euro)530 million in fiscal 2005 as compared to (euro)515 million in fiscal 2004, an increase of 2.9%. However, at constant exchange rates, EBITA increased by 5%. The operating margin improved moderately to 4.54%. The improvement in EBITA was achieved after substantial investment in sales and in the Clients for Life(R) client retention program. The main growth drivers were solid performance in Continental Europe and in the Service Vouchers and Cards activity. By contrast, performance in North America was disappointing, largely related to the U.S. Marine Corps contract as discussed in more detail below.

   Analysis of Revenues and EBITA

     The following table presents, for the periods stated, the variation in revenues and EBITA by activity. Certain amounts have been reclassified in order to conform the prior year presentation to the current year.

                                                    Fiscal Year Ended August 31,          Change in Revenues
                                                    -----------------------------------------------------------
Revenues by Activity                                    2005            2004      (euro)              %
---------------------------------------------------------------------------------------------------------------
                                                            (in millions of euro, except percentages)
Food and Management Services
   North America.................................       5,006           5,031       (25)             -
   Continental Europe............................       3,919           3,760       159              4.2%
   United Kingdom and Ireland....................       1,303           1,351       (48)            (3.6%)
   Rest of the World.............................       1,164           1,106        58              5.2%
                                                     --------         -------      ----
      Total......................................      11,392          11,248       144              1.3%
Service Vouchers and Cards.......................         280             246        34             13.8%
                                                     --------         -------      ----
     Total revenues..............................      11,672          11,494       178              1.5%
                                                     ========         =======      ====

                                                    Fiscal Year Ended August 31,          Change in EBITA
                                                    -----------------------------------------------------------
EBITA by Activity                                       2005            2004      (euro)              %
---------------------------------------------------------------------------------------------------------------
                                                            (in millions of euro, except percentages)
Food and Management Services
   North America.................................         222             239       (17)            (7.1%)
   Continental Europe............................         203             171        32             18.7%
   United Kingdom and Ireland....................          27              28        (1)            (3.6%)
   Rest of the World.............................          37              37         -                -
                                                     --------         -------      ----            -----
   Total.........................................         489             475        14              2.9%
Service Vouchers and Cards.......................          82              68        14             20.6%
                                                     --------         -------      ----
EBITA, excluding corporate expenses..............         571             543        28              5.2
Corporate expenses...............................         (41)            (28)      (13)           (46.4%)
                                                     --------         -------      ----
   Total EBITA...................................         530             515        15              2.9%
                                                     ========         =======      ====

   Food and Management Services

     The Food and Management Services business accounted for 98% of consolidated revenues and 86% of consolidated EBITA before corporate expenses. Revenues reached (euro)11,392 million. Organic revenue growth in Food and Management Services was driven by a strong performance in Healthcare (up 6.2%), especially in North America. Revenues in the Education segment rose by 4.5% as a result of favorable conditions in the North American university market, while in Europe, Sodexho took a more selective approach to growth. The Business and Industry segment posted a 2.8% increase in revenues. In the rest of the world, growth was strong in Asia and Latin America, and in Remote Sites.

     North America

     North American revenues reached (euro)5 billion, with organic growth of 4.4%.

     Business and Industry revenues were slightly lower in fiscal 2005 than in the prior year, despite the development of new food service offerings at existing sites and new contracts. Lower patronage at military bases in the United States and protracted negotiations with the US Marine Corps also affected the fiscal 2005 performance. The robust organic growth of 7.3% achieved in the Healthcare segment reflected expanded service offerings to clients and end customers at our existing sites, and a highly effective sales effort. The Education segment, driven largely by the university market, also performed well, lifting revenues by 5.8%. New clients during fiscal 2005 included the New York City Health and Hospital Corporation, the Memorial Hermann System (Texas), Verizon Wireless, General Electric in a number of states, St. John's University in New York, and the Philadelphia municipal school system.

     EBITA was (euro)222 million, while EBITA margin slipped to 4.4% from the prior-year figure of 4.8%. The first positive effects of the rollout of new tools for managing menu and staff costs were seen in the Education segment, and retail food service offerings helped margins in the Business and Industry segment. However, two items weighed on performance: first, doubtful debt provisions recorded in the last months of the year against receivables in the Healthcare segment and second, poor profit performance with the U.S. Marine Corps contract; as is common in federal contracts of this nature, certain modifications to the level and scope of services are taking time to review and discuss.

     Continental Europe

     In Continental Europe, revenues reached (euro)3.9 billion, with organic growth of 4%. In the Business and Industry segment, revenue growth was driven by rapid advances in central Europe, Germany and Spain. Most of this improvement was due to new business, such as a multiservice contract for 63 Citibank sites in Hungary and contracts with Russian Aluminum in Russia and Torre Agbar in Spain. At the end of fiscal 2005, Sodexho provided catering for the World Youth Days in Germany. In other European countries, revenue growth was checked by a decline in the number of customers as some of our clients carried out headcount reductions. The Group accelerated its penetration of the Healthcare and Seniors segments, while retaining a targeted approach. Successful tenders included the Public Assistance hospitals in Paris, the Sagessa Group in Spain and the Ebel clinics in Germany. In Education, the growth rate reflected a selective approach to the public sector. New clients included public schools in Milan (Italy), Linkoping (Sweden) and Kecskemet (Hungary), as well as the universities of Liege and Turin.

     EBITA increased by 19% at (euro)203 million, notably following productivity gains in most countries, especially France, both at site level and in overhead. Approximately half of the increase in EBITA resulted from the costly reorganization of our Meals Delivery service in the French Education segment, which negatively affected EBITA in fiscal 2004. EBITA margin increased sharply to 5.2%, compared with 4.5% in the prior year.

     United Kingdom and Ireland

     Revenues in the U.K. and Ireland amounted to (euro)1.3 billion. At constant consolidation scope and exchange rates, revenues decreased by only 2.6%, much less than the decline recorded in fiscal 2004 and better than anticipated at the beginning of the year. There were three main reasons for this performance:

          o Sodexho was able to expand its range of outsourced services in the Defense, Correctional Services and Healthcare segments, all of which have a high multiservice component.

          o The client retention rate improved following the rollout of the Clients for Life(R) program.

          o The latter part of fiscal 2005 saw a high level of major hospitality events, especially the successful relocation of the Ascot race meeting to York.

     New business won in fiscal 2005 included a Private Finance Initiative multiservice contract with the Royal Manchester Infirmary, a food service contract for the Foreign & Commonwealth Office and another for the Capio Group in Healthcare.

     EBITA was (euro)27 million, and the EBITA margin was 2.1%. The measures initiated more than two years ago are continuing to bear fruit, with a turnaround in subsidiary profitability, as illustrated by a 0.6% improvement in gross margins during the fiscal year. This improvement in gross margins permitted a reinvestment in client retention initiatives, offer development and in more rigorous site management.

     Philip Jansen took over as Chief Executive in October 2004, and is implementing an action plan with the following objectives:

          o building the momentum of growth by generating extra revenues from existing sites and winning new clients, in both food and other services;

          o    reinforcing site management procedures;

          o    exercising effective cost control at all levels.

     Philip Jansen and his team are all focused on their number one priority: bringing the EBITA margin back to levels achieved in the rest of the Group.

     Rest of the World

     In the rest of the world, revenues reached (euro)1.2 billion, with organic growth of 10.4%. Excluding the effect of the Rugby World Cup in fiscal 2004, organic growth reached 15.6%. Sodexho posted double-digit growth in Latin America and Asia, and in Remote Sites.

     In Latin America, economic conditions were more favorable, and our motivated and highly-skilled team was able to expand the business significantly, with organic growth accelerating in both food and other services. Many of our successes were in the mining industry, including the Las Bambas copper mine for Xstrata in Peru and five mines for Companhia Vale do Rio Doce in Brazil.

     In mainland China, we continued to record strong growth across all segments. New contracts included Hitachi, Guangzhou Mak Diesel Engine, UPM Kymmene, Bridgestone and Lee Shau Kee Middle School. The Australian subsidiary reported significant advances both in multiservice, with clients such as Kagara Zinc, Masterfoods, Barrick Gold and Aker Kverner, and in the Seniors segment, as demonstrated by the recently-signed contract with Uniting Care.

     The Remote Sites activity achieved impressive growth, signing contracts with clients such as Noble (Gulf of Mexico), Shell (Sakhalin Islands), and Trinity International (North Sea), and also securing all of the contracts for seismic exploration activities in Saudi Arabia.

     EBITA was (euro)37 million, or an EBITA margin of 3.2%. An upturn in drilling activities favored the Remote Sites activity, which posted improved profits from the start-up of new multiservice contracts, a reorganization of North African operations and tight control of overheads. In Latin America, good growth and rigorous control over contractual terms led to an improvement in EBITA. However, the profitability of other activities in the Asia/Australasia region suffered from a lower level of major events at the Sydney stadium, and was also affected by ongoing investment in development and human resources in China and India.

    Service Vouchers and Cards

    Sodexho Pass, which now has operations in 27 countries, posted revenues of
(euro)280 million. Organic growth was sharply higher at 13.2%, boosted by issue volume (face value of vouchers and cards multiplied by the number of vouchers and cards issued) of (euro)5.3 billion, a rise of 8.9% at constant exchange rates and consolidation scope. This performance reflects commercial successes in Sodexho's established services: Meal Pass, Food Pass and Gift Pass. In Latin America, Central Europe and Asia, Sodexho Pass demonstrated the benefits of its solutions as a staff motivation and retention tool to a number of new corporate clients, in industries such as pharmaceuticals (Bristol-Myers Squibb, Abbot), beauty (Avon, L'Oreal), consumer goods (Procter & Gamble, Stanhome, Coca Cola) and mining (Mining Holding Kompania Waglowa).

     Growth was also enhanced by the rollout of new assistance services such as the Vacation Pass, Creche Pass and Culture Pass. Tetra Pak, the city of Shanghai, AGF, the Metropolitan Police Authority and Kraft Foods have all chosen Sodexho Pass as their partner.

     EBITA advanced by 20.9% to (euro)82 million, reflecting not only revenue growth but also favorable trends in interest rates. EBITA margin was 29.4%, or approximately 1.5% of issue volume.

   Corporate Expenses

     Corporate expenses amounted to (euro)41 million. During fiscal 2005, in addition to making organizational changes, Sodexho invested in training initiatives, the Sodexho School of Management, client retention, and strengthening the procurement function. Also included in corporate expenses are the cost of the IFRS transition project and the "CLEAR" Project to refine risk assessment and management.

   Financial Expense, Net

      The Group reported net financial expense of (euro)103 million, compared with (euro)118 million for fiscal 2004, mainly due to lower interest charges as a result of debt reduction. Interest cover (the ratio of EBITA to net interest expense) improved sharply to 5.5 times.

   Net Exceptional Income/Expense

   Net exceptional expense totaled (euro)95 million in fiscal 2005 and is principally comprised of the following elements: (euro)62 million for the resolution of the class action litigation in the U.S.; (euro)10 million for restructuring of our U.K. operations, including rationalization of administrative headquarters and headcount reductions; (euro)7 million of provisions related to stock option plans; and (euro)5 million of provisions for various legal disputes.

   Income Taxes

      Income tax expense was (euro)103 million, representing an effective tax rate of 31%. The reduced level of income tax expense was mainly due to favorable outcomes to a number of tax exposures and to the utilization of prior period tax losses to previous periods.

   Net Income from Equity Method Investees

     Net income from equity method investees was (euro)0 million, as compared to
(euro)1 million in the prior year.

   Minority Interests

     Minority interests decreased from (euro)14 million in fiscal 2004 to
(euro)10 million in fiscal 2005.

   Goodwill Amortization

     Goodwill amortization was stable at (euro)60 million and (euro)59 million in fiscal 2004 and 2005, respectively.

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

   Analysis of Revenues and EBITA

     The following table presents, for the periods stated, the variation in revenues and EBITA by activity.

                                                    Fiscal Year Ended August 31,     Change in Revenues
                                                    -----------------------------------------------------------
Revenues by Activity                                    2004            2003      (euro)              %
---------------------------------------------------------------------------------------------------------------
                                                            (in millions of euro, except percentages)
Food and Management Services
   North America.................................       5,031           5,427       (396)            (7.3)
   Continental Europe............................       3,760           3,585        175              4.9
   United Kingdom and Ireland....................       1,351           1,453       (102)            (7.0)
   Rest of the World.............................       1,106             974        129             13.2
                                                      -------         -------      -----
      Total......................................      11,248          11,439       (194)            (1.7)
Service Vouchers and Cards.......................         246             248          1
                                                      -------         -------      -----
     Total revenues..............................      11,494          11,687       (193)            (1.6)
                                                      =======         =======      =====

                                                    Fiscal Year Ended August 31,      Change in EBITA
                                                    -----------------------------------------------------------
EBITA by Activity                                       2004            2003      (euro)              %
---------------------------------------------------------------------------------------------------------------
                                                            (in millions of euro, except percentages)
Food and Management Services
   North America.................................         239             268        (29)           (10.7)
   Continental Europe............................         171             167          4              2.3
   United Kingdom and Ireland....................          28              21          7             34.7
   Rest of the World.............................          37              18         19            104.7
                                                      -------         -------      -----
   Total.........................................         475             474          1              0.4
Service Vouchers and Cards.......................          68              68          -
                                                      -------         -------      -----
EBITA, excluding corporate expenses..............         543             542          1              0.2
Corporate expenses...............................         (28)            (28)         -             (0.5)
                                                      -------         -------      -----
   Total EBITA...................................         515             514          1              0.4
                                                      =======         =======      =====

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

     In the Business and Industry segment, the economic recovery has not been accompanied by an increase in hiring by the large companies which are our clients. The Business and Industry segment reported a decline in revenues of 0.6% from those of the prior fiscal year. In this segment, some of the growth in sales on existing sites which resulted from the innovative service offerings developed by our teams, was offset by site closings.We estimate this had a negative impact on growth of approximately 3%. New clients included Conoco Philips, Honda, Novartis Research Center, Harley Davidson, Defence Supply Center, World Bank Conference Center, Equiserve, Office Depot and America Online, Inc.

     The Defense sub-segment benefited from an additional month of activity as compared to the prior fiscal year on the 55 U.S. Marine Corps sites, with an increase of 6.6%. From the beginning, this contract has required our teams to be flexible and to adapt to the everchanging needs of our clients.

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

     In the Education segment, our offer, which is based on an expertise in balanced diets and nutritional eduction, and the strong sales drive of our teams, contributed to growth which totaled 7.5%. Among our new clients are the schools of the cities of Budapest, Versailles, Cannes and Frankfurt, as well as the University of Liege and the University of Utrecht.

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

     EBITA totaled (euro)28 million with an EBITA margin of 2.1%, compared with 1.4% in fiscal 2003. This improvement does not include (euro)6 million in EBITA achieved by our U.K.teams in connection with a hospitality contract for the Rugby World Cup in Australia, which is included in the Rest of the World activity. Including this amount, EBITA margin totaled 2.4%, in line with our objectives. During the fiscal year, operational performance improved in a majority of the segments, but was partially offset by an increase in pension costs and the non-recurrence of certain prior year short-term contracts in the Defense sub-segment. As a result of improved controls over food and labor costs at each site, and the decision to exit non-profitable contracts, gross profit (an indicator of operational performance at the site level) improved by nearly 1%. Simultaneously, overhead costs were reduced. Costs pertaining to the consolidation of certain properties, the reorganization of certain support functions and staff reductions are included in exceptional expenses.

     The team in the U.K.and Ireland has been reinforced by the hiring of new managing directors for the Healthcare and Prestige Divisions, a new Chief Financial Officer and a General Counsel. These external hires were complemented by internal promotions within theU.K.and from other countries in the Group. Philip Jansen, the new Chief Executive arrived in October 2004. He and his team are focused on their absolute priority - returning the subsidiary to an EBITA margin similar to that of other Group companies within three years.

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

B.   Liquidity and Capital Resources

     The following table sets forth certain cash flow items for fiscal 2003 through fiscal 2005:

                                                          Year ended August 31,
                                                         -----------------------
                                                         2005      2004     2003
                                                         ----      ----     ----
                                                           (millions of euro)
Net cash provided by operating activities..............   655      614      490
Net cash used in investing activities..................  (203)    (245)    (278)
Net cash used in financing activities..................  (332)    (401)    (202)
Net effect of exchange rate variations on cash.........    27      (33)     (54)
                                                         ----     ----     ----

Net increase (decrease) in cash and cash equivalents...   147      (65)     (44)
                                                         ====     ====     ====

     Cash provided by operating activities (including dividends received from equity method investees) was down 5% at (euro)426 million. Changes in working capital from operating activities generated cash of (euro)229 million. In addition to the effect of revenue growth, this reflected a one-day improvement in average credit taken by clients in Food and Management Services and a sharp increase in issue volumes for Service Vouchers and Cards during the final months of fiscal 2005. As a result, net cash flow from operations was up 7% at
(euro)655 million, confirming the excellent cash-generating ability of the Sodexho financial model. However, payment of the settlements in the U.S. class action are expected to impact cash flow in the second half of fiscal 2006.

     At (euro)186 million, acquisitions of fixed assets (net of disposals) represented 1.6% of revenues.

     Net cash used in financing activities amounted to (euro)332 million, comprising a dividend payout of (euro)116 million and debt reduction of
(euro)216 million.

     After an increase of (euro)120 million in the net cash position at August 31, 2005, net debt showed an overall reduction of (euro)335 million, including
(euro)36 million from the effect of closing exchange rates). This took net debt at August 31, 2005 to (euro)575 million, with gearing down to just 26%.

     At August 31, 2005, total borrowings stood at (euro)1,940 million, mainly in the form of two bond issues ((euro)1,332 million) and a US dollar bank credit facility of $541 million. The balance was made up of various bank credit facilities and finance leases.

     On April 29, 2005, the group arranged a multi-currency variable rate syndicated credit facility of (euro)460 million and $700 million. This facility was utilized for making accelerated prepayments on the April 2001 credit facility and the May 2004 line of credit, both of which were repaid in full. This credit facility expires in April 2010, but the group may extend its term for two additional periods of one year each, at the discretion of the banks.

     As of the end of fiscal 2005, 71% of borrowings were at fixed rate, and the average interest rate was 5.3%. Unused credit facilities amounted to (euro)475 million. Off balance sheet commitments at August 31, 2005 (see note 4.23 to the consolidated financial statements) stood at (euro)210 million, equivalent to 9.7% of shareholders' equity. We believe our working capital is sufficient for our present requirements. We expect that cash on hand, internally generated cash flows and available credit will be sufficient to cover our additional cash flow requirements in the foreseeable future.

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

C.   U.S. GAAP

General

     Our financial statements are prepared in accordance with French GAAP, which differs in certain significant respects from U.S. GAAP, as discussed in note 5 to the consolidated financial statements. The effects of U.S. GAAP adjustments are included in note 5 to the consolidated financial statements.

D.   Research and Development, Patents and Licenses, etc.

     We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. Other than the Sodexho name, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.

E.   Off Balance Sheet Arrangements.

     The Group has entered into agreements to purchase or sell shares in various group companies that are not wholly-owned. None of the estimated obligations in connection with these arrangements is considered to either have, or be reasonably likely to have, a current or future material effect on the Group's financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

     Commitments made as of August 31, 2005 (millions of euro) were as follows:

                                                             August 31, 2005                 August 31, 2004
                                             --------------------------------------------   ----------------
                                                          1-3     > 3-5     > 5
                                             < 1 year    years    years    years    Total         Total
                                             --------    -----    -----    -----    -----         -----
Financial guarantees to third parties .......   100        39       11       10      160            74
Performance bonds on operating leases .......     8         5        5        9       27            38
Client performance bonds ....................     8         8        -        -       16            16
Other commitments ...........................     1         5        -        1        7             7
                                             --------    -----    -----    -----    -----         -----
Total .......................................   117        57       16       20      210           135
                                             ========    =====    =====    =====    =====         =====

     The increase of (euro)86 million in financial guarantees to third parties primarily relates to new letters of credit written in the United States in favor of third party workers' compensation insurance carriers.

     Sureties

      In connection with its Service Vouchers and Cards business, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling (euro)9 million as of August 31, 2005. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries in fiscal 2005 were not significant.

Commitments to purchase or sell shares in companies

     Commitments made:

o    Abra (subsidiary of Sodexho Scandinavian Holding AB)

     The Group, through its Sodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 4% of the shares outstanding by November 2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount is (euro)0.5 million and based on current projections, is estimated at (euro)1.1 million.

o    Altys Multiservices

     The Group has entered into a put agreement to acquire 18.5% of the shares of Altys Multiservice from the minority shareholders between October 1 and November 30, 2005, and 1.5% between October 1 and November 30, 2007, for a purchase price based on a multiple of the average economic profits, as defined contractually in the year of exercise with an adjustment based on the following year's results. In the fourth quarter of calendar 2005, the Group acquired the 20% held by the minority shareholders for consideration of (euro)10.6 million.

o    Sodexho Italia

     The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010, at the latest, for a purchase price based on a multiple of the average economic profits, as defined contractually.

o    Smiling Faces

     The Group, via its subsidiary Sodexho Scandinavian Holding AB, entered into a put agreement to acquire between 2006 and 2012 the remaining 30% of the shares of Smiling Faces (Finland). The purchase price is based on earnings multiples, subject to a minimum of (euro)0.5 million. Based on current projections, the purchase price is estimated at (euro)2.1 million.

     Commitments received:

o    Patriot Medical Technologies, Inc.

     The minority shareholders of Patriot have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot, if any, for the greater of U.S. $2 million and five times Patriot's EBITDA, reduced by adjustments defined contractually. At the start of September 2005, Sodexho, Inc. bought out these minority interests.

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

Other commitments

     Securitization

     Our food service subsidiaries in the United Kingdom had securitized without recourse a portion of their client receivables for an amount of (euro)48 million as of August 31, 2004. The securitization program was terminated in June 2005. The reduction of (euro)47 million in securitized receivables (excluding translation adjustments) related to August 31, 2004 is included in the line "Change in working capital from financing activities" in the Statement of Cash Flows.

     Commitments for stock options in Sodexho Alliance shares

     The Group has the following stock option commitments:

     o 1,565,122 Sodexho Alliance shares with an average exercise price of U.S. $28.95 to certain employees of Sodexho, Inc., in connection with the Group's acquisition of 53% of Sodexho Marriott Services, Inc. in June 2001. As of August 31, 2005, all of these options were exercisable, through various expiration dates, the latest being April 31, 2011.

     o 6,983,920 Sodexho Alliance shares granted by the Board of Directors to Group employees in connection with various stock option plans. Following is information with respect to these plans.

                                       Exercisable period
                            -------------------------------------                               Number of options
                                                                                                   outstanding
      Issuance date               From                   To                Exercise price      on January 31, 2006
-----------------------    -----------------      ----------------         --------------     ----------------------
January, 2001                 March, 2005           January, 2006           (euro)48.42                135,530
January, 2002                January, 2006          January, 2007           (euro)47.00                356,521
January, 2002                January, 2006          January, 2008           (euro)47.00                970,521
September, 2002               April, 2006            March, 2008            (euro)47.00                 12,000
October, 2002                October, 2006          October, 2007           (euro)21.87                  2,335
January, 2003                January, 2004          January, 2009           (euro)24.00              2,216,264
June, 2003                   January, 2004          January, 2009           (euro)24.00                 58,160
January, 2004                January, 2005          January, 2010           (euro)24.50                906,191
January, 2005                January, 2006          January, 2011           (euro)23.10                979,350
June, 2005                     June, 2006            June, 2011             (euro)26.04                 20,000
September, 2005             September, 2006        September, 2011          (euro)28.07                 10,000
January, 2006                January, 2007          January, 2012           (euro)34.85                967,452
                                                                                                    -----------
TOTAL                                                                                                6,634,324
                                                                                                    ===========

     In connection with its acquisition of Sogeres, the Group committed to maintain Sogeres' stock option plan dated August 1, 1997. The Group committed to acquire the Sogeres shares from the optionees through September 2004 and has recorded a related liability in its accounts. As of August 31, 2004, the Group had acquired all of the shares. A second stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a provision of (euro)4.9 million was recorded in the consolidated financial statements as of August 31, 2005.

Operating lease commitments

     Operating lease commitments are as follows:

     Less than one year        (euro)99 million

     From one to three years   (euro)121 million

     From three to five years  (euro)45 million

     More than five years      (euro)25 million

     Operating lease commitments primarily relate to central kitchens under tri-partite agreements with municipalities for (euro)50 million and rent of
(euro)135 million for office space and (euro)105 million for various equipment.

F.   Tabular Disclosure of Contractual Obligations

     Future payments on borrowings and other debt balances as of August 31, 2005 were due as follows:

                                                                                             Total         Total
                                   Less than      One to        Three to     More than     August 31,    August 31,
                                    one year    three years    five years    five years       2005          2004
                                   ---------    -----------    ----------    ----------    ----------    ----------
                                                                   (millions of euro)
Bonds
   Euro..........................         32              -         1,300             -         1,332         1,332
                                   ---------    -----------    ----------    ----------    ----------    ----------
       Total bonds...............         32              -         1,300             -         1,332         1,332
Bank borrowings (1)
   U.S. Dollars..................         11            135           444             -           590           701
   Euro..........................       (157)           (95)            6            17         (229)         (137)
   Pounds Sterling...............        125                            -             -           125           131
   Other currencies..............         35              9             -             -            44            23
                                   ---------    -----------    ----------    ----------    ----------    ----------
Total bank borrowings............         14             49           450            17           530           718
Capital lease obligations
   U.S. Dollars..................          1              2             2             5            10             5
   Euro..........................         10             14             6             4            34            38
   Other currencies..............          1              -             1             -             2             3
                                   ---------    -----------    ----------    ----------    ----------    ----------
Total capital lease
obligations......................         12             16             9             9            46            46
Other borrowings
   Euro..........................          7              1             1             -             9             9
   Other currencies..............          2              -             -             -             2
                                   ---------    -----------    ----------    ----------    ----------    ----------
Total other borrowings...........          9              1             1             -            11             9
Bank overdraft balances
   Euro..........................         14              -             -             -            14            16
   U.S. Dollars..................          3              -             -             -             3             1
   Pounds Sterling...............          1              -             -             -             1
   Other currencies..............          3              -             -             -             3             6
                                   ---------    -----------    ----------    ----------    ----------    ----------
Total bank overdrafts............         21              -             -             -            21            23
                                   ---------    -----------    ----------    ----------    ----------    ----------
Total............................         88             66         1,760            26         1,940         2,128
                                   =========    ===========    ==========    ==========    ==========    ==========

(1) Includes impact of swaps; see note 3.17 to the consolidated financial statements for further information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     The table below sets forth, as of January 31, 2006, the names of our directors, their dates of birth, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current terms.

                                                                      Initially
          Name              Date of Birth          Position           Appointed         Expiration of Term
------------------------- ------------------   ------------------ ------------------ -------------------------
Pierre Bellon(2)(4)           1/24/1930            Chairman          11/14/1974                2007
Robert Baconnier(5)*           4/15/40             Director           2/8/2005                 2008
Remi Baudin(2)(3)            10/19/1930          Vice Chairman        2/25/1983                2007
Patricia Bellinger(2)(4)*     3/24/1960            Director           2/8/2005                 2008
Astrid Bellon                 4/16/1969            Director           7/26/1989                2007
Bernard Bellon(4)             8/11/1935            Director           2/26/1975                2009
Francois-Xavier Bellon        9/10/1965            Director           7/26/1989                2007
Sophie Clamens                8/19/1961            Director           7/26/1989                2007
Paul Jeanbart*                8/23/1939            Director           2/13/1996                2008
Charles Milhaud               2/20/1943            Director           2/4/2003                 2009
Francois Perigot(1)(6)*       5/12/1926            Director           2/13/1996                2008

Nathalie Szabo(2)             1/26/1964            Director           7/26/1989                2007
Peter Thompson*               8/15/1946            Director           2/8/2005                 2008
H.J. Mark Tompkins(6)*       11/02/1940            Director           2/05/2002                2008

----------
(1) Chairman of the Nominating Committee.
(2) Member of the Nominating Committee.
(3) Chairman of the Compensation Committee.
(4) Member of the Compensation Committee.
(5) Chairman of the Audit Committee and financial expert.
(6) Member of the Audit Committee.
* Independent director.

     Pierre Bellon. Mr. Bellon founded Sodexho Alliance in 1966 and served as its Chairman and Chief Executive Officer until August 31, 2005. Currently, he is Chairman of the Board of Directors. Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls us, and as Chairman of its Executive Board (Board of Directors) from 1996 until February 2002. At that time, he was appointed Chairman of the Bellon SA Supervisory Board. Mr. Bellon has also served as National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970 and President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975. He was a member of the Economic and Social Council from 1969 to 1979 and has been a member of the Executive Council of the National Council of French Employers (CNPF (now known as the Medef)) since 1976 and from 1980 until 2005, its Vice-President. He has also served as President of the Management Improvement Association, which he founded in 1987, and as a member of the Board of the National Association of Joint-Stock Companies. Mr. Bellon is currently a director of PPR. Mr. Bellon and his children, Astrid Bellon, Sophie Clamens, Nathalie Szabo and Francois-Xavier Bellon and their children, hold 68.5 of the shares in Bellon SA, which holds a 36.83% economic interest in Sodexho Alliance as of January 31, 2006.

     Robert Baconnier. Mr. Baconnier began his career in 1967 as a civil servant at the French Ministry of Economy and Finance, and was assigned to the Internal Revenue Service (Direction Generale des Impots). From 1977 to 1979, he was the Technical Advisor to the office of the Minister of Economy and Finance, then Deputy Director in the office of the Minister for the Budget. From 1979 to 1983, he was Deputy Director in charge of the International Division of the Tax Legislation Department; in 1983 he was appointed head of the Litigation Department of the Internal Revenue Service. In 1986, he became the head of the Internal Revenue Service. From 1990 to 1991, he was the Paymaster General at the French Treasury, and then in 1991 he joined the law firm Bureau Francis Lefebvre, where he served as Chairman of the Management Board until 2004. Currently, he is the Chairman and CEO of ANSA, the French National Association of Joint Stock Companies. In addition, he serves as an advisor to the French Foreign Trade Commission and he is the Chairman of the Tax Committee of MEDEF, the French employer's federation.

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

     Patricia Bellinger. Ms. Bellinger began her career in Madrid, Spain in 1986 by founding a casting agency, and she continued working in media and communications in Spain until 1995. In 1995, she returned to the United States and joined Bristol Myers Squibb, the pharmaceutical company, where she was successively Associate Director for Communications, Associate Director for Public Affairs, and in 1998, the Corporate Director of Culture and Human Resources Diversity. In 2002, she joined British Petroleum in London to become the head of diversity and inclusion. Recently Ms. Bellinger became the head of the newly created Leadership Education function. Ms. Bellinger currently serves as a member of the Executive Leadership Council in Washington, D.C; she is a member of the Advisory Board of the Leadership Center at Morehouse College in Atlanta, Ga. and she is also a member of the Breakthrough Breast Cancer Generations Appeal Board. Ms. Bellinger is an American citizen.

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

     Francois-Xavier Bellon. Francois-Xavier Bellon began his career in the temporary employment business as an agency manager for Adia France (1990-1991) and then for Ecco in Barcelona, Spain, where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995). He joined the Group in September 1995, initially as segment manager and later as development manager for the Healthcare segment in France. In 1999, he became the Managing Director of Sodexho Mexico. In January 2004, he was appointed Chief Executive of Sodexho in the U.K., before resigning a few months later. He is a member of the Executive Board of Bellon SA. Since 2005, he has been the Sales and Marketing Director of the Temporary Work division of the Adecco Group. Francois-Xavier Bellon is the son of Pierre Bellon.

     Sophie Clamens. From 1985 to 1987, Ms. Clamens was employed by Credit Lyonnais in New York as a mergers and acquisitions advisor for the bank's French clientele. She later worked as a sales agent for a number of leading European fashion houses, including Chanel, Valentino, Ungaro and Armani. Ms. Clamens joined the Group's finance department in 1994, initially as a development analyst and later responsible for strategic financial planning. Since 2002, she has been Manager of Strategic Planning for the Group. Since September 2005 she has been Group Vice President Client Retention, responsible for worldwide implementation of the Group's client retention strategy. Ms. Clamens became Chairman of the Executive Board of Bellon SA in 2002, and, currently serves as a director of Holding Altys SA. Ms. Clamens is the daughter of Pierre Bellon.

     Paul Jeanbart. Mr. Jeanbart is a co-founder, partner and, since 1967, the Chief Executive Officer of the Rolaco Group. He also serves as Chairman of Oryx Merchant Bank Limited, Chairman of the Board of Directors of Hotels Intercontinental Geneve, Executive Director of Rolaco Holding SA and is a member of the Semiramis Hotel Co., Delta International Bank, NASCO Insurance Group, and Luxury Brand Development Boards of Directors and the Club Mediterranee SA Supervisory Board. Mr. Jeanbart is a citizen of Canada.

     Charles Milhaud. Mr. Milhaud joined the Caisse d'Epargne in 1964. In 1983, he became Directeur General of the Caisse d'Epargne des Bouches du Rhone et de la Corse as well as a Member of the Supervisory Board of the Centre National des Caisses d'Epargne (CENCEP). In 1995, he was named Vice President of the Board of Directors of the Caisse Centrale des Caisses d'Epargne. When the two entities merged in 1999 to form the Caisse Nationale des Caisses d'Epargne (CNCE), Mr. Milhaud was named President of the Directoire, a position he currently holds. Mr. Milhaud is also Chairman of the Supervisory Boards of Credit Foncier de France, Ixis, Issoria and Financiere Oceor, Member of the Supervisory Boards of CDC Enterprise, Ixis Asset Management, Ixis Asset Management Group, Ixis Private Capital Management and CNP Assurances SA. He is a member of the Executive Committee of the Federation Bancaire Francaise.

     Francois Perigot. After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Perigot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Platre, and from 1988 to 1998 he served as Vice Chairman and later Chairman of UNICE, the European union of employer and industry confederations. Mr. Perigot has also served as a president of the Enterprise Institute (1983-1986), a president of the National Council of French Employers (1986-1994), a member of the Executive Committee of the International Chamber of Commerce (1987-1989) and a member of the Economic and Social Council (1989-1999). He has also been President of the Franco-Dutch Chamber of Commerce, President of MEDEF International (1997-2005) and President of the International Employers Organisation since June 2001. He currently serves as Honorary President of MEDEF and MEDEF International since 2005.

     Nathalie Szabo. Ms. Szabo began her career in 1987 in the restaurant industry. She served as an account manager for Scott Traiteur from 1989 and later became sales director of Pavillon Royal. She joined the Group in March 1996 as sales director of Sodexho Prestige in France. She became sector manager in 1999 and subsequently became the Managing Director of Sodexho Prestige. Ms. Szabo is a member of the Executive Board of Bellon SA. Ms. Szabo is the daughter of Pierre Bellon.

     Peter Thompson. Mr. Thompson began his career in marketing in 1970, and in 1974 he became a Product Manager for General Foods Corp. He then joined GrandMet plc in 1984, where he held management positions in several subsidiaries, including Green Giant, Haagen-Dazs and Pillsbury. In 1992, he became Chairman and CEO of GrandMet Foods Europe, based in Paris. Mr. Thompson then joined PepsiCo Group in 1994 where he successively held the positions of: Chairman of Walkers Crisps in the U.K.; CEO Europe, Middle East, Africa of Frito-Lay International, and finally CEO of Pepsi-Cola International (1996-2004). Currently, he is the Chairman of the Board of Trustees of the Stanwich School and a Director of Syngenta AG. Mr. Thompson is an American citizen.

     H.J. Mark Tompkins. Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the U.K., continental Europe and the U.S. He joined the Slater Walker Securities group in 1972 and was named Chairman and Chief Executive Officer of Compagnie Financiere Haussmann, a publicly traded company in France. From 1975 through 1987, he became active in property development, investment and management in both residential and commercial sectors. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, pharmaceutical, retail and distribution, leisure, tourism and manufacturing sectors. He has significant experience in mergers and acquisitions, start-ups, initial public offerings, and private and public debt offerings. He currently serves as director of Allied Healthcare International, Inc.,

Healthcare Enterprise Group Plc, Samara Private Game Reserve (Pty) Ltd and Kingkaroo (Pty) Ltd. Mr. Tompkins is a British citizen.

     Executive Officers

     The table below sets forth, as of January 31, 2006, the names and dates of birth of our executive officers.

 Name                    Date of Birth    Position
-------------------------------------------------------------------------------------------------------------------
 Elisabeth Carpentier    5/08/1954        Group Executive Vice President, Human Resources

 Pierre Henry            1/22/1952        Group Chief Operating Officer

                                          Chief Executive Officer Service Vouchers & Cards

 Sian Herbert-Jones      9/13/1960        Group Chief Financial Officer

 Vincent Hillenmeyer     7/16/1966        Group Executive Vice President, Strategic Planning

 Philip Jansen           1/28/1967        Group Chief Operating Officer

                                          Chief Executive United Kingdom and Ireland, Food and Management Services

 Nicolas Japy            5/30/1956        Group Chief Operating Officer

                                          Chief Executive Officer Universal Sodexho Remote Sites, Chief Executive
                                          Officer, Asia and Australia, Food and Management Services

 Michel Landel           11/07/1951       Chief Executive Officer Sodexho Alliance

                                          President, Executive Committee

                                          President, Sodexho Stop Hunger Association

 Richard Macedonia       08/21/1943       Group Chief Operating Officer

                                          Chief Executive Officer, North America Food and Management Services

 Jacques Petry           10/16/1954       Group Chief Operating Officer

                                          Chief Executive Officer Continental Europe and South America, Food and
                                          Management Services

 Clodine Pincemin         7/20/1952       Group Executive Vice President, Communications and Sustainable
                                          Development

 Damien Verdier          02/09/1957       Group Executive Vice President, Marketing

     Elisabeth Carpentier. Ms. Carpentier joined us in 1981 as Director of Hiring and Placement. From 1994 to 1998, she served as Human Resources Director for our Food and Management Services subsidiary in France. In January 1998, she was appointed Group Chief Human Resources Officer. Ms. Carpentier has both a law diploma and a post-graduate degree in human resources management.

     Pierre Henry. After acquiring sales experience in the Belgian subsidiary of a U.S. company, Mr. Henry joined Sodexho in 1980 as Regional Director of Belgium's Cheque Repas. He then served successively as Sales Director and Managing Director of Cheque Repas Belgium. The scope of his responsibility has gradually extended to include other European countries, and in 2001, he was appointed Managing Director, Service Vouchers and Cards of a region which included Western Europe, Morocco, Tunisia, Turkey, China and the Philippines. He was promoted to the position of Chief Operating Officer and then Chief Executive Officer of our Service Vouchers and Cards activity in February 2004 and September 2005, respectively. Since September 2005, he is also one of the Group's Chief Operating Officers. He holds a degree in psychology which he obtained from the Catholic University of Louvain, Belgium.

     Sian Herbert-Jones. Ms. Herbert-Jones began her career in Corporate Finance with Price Waterhouse in London and Paris from 1982 to 1995, where she served, notably, as Director in the Mergers and Acquisitions department. While at Price Waterhouse, she played an active role in our acquisition of Gardner Merchant in 1995. Ms. Herbert-Jones joined us in 1995 and was appointed Treasurer in 1998, Deputy Chief Financial Officer in October 2000 and Group Chief Financial Officer in November 2001. She holds an M.A. in History from Oxford University and is a Chartered Accountant in England and Wales.

     Vincent Hillenmeyer. Mr. Hillenmeyer began his career in 1988 with Arthur Andersen. After joining Sodexho in 1991, he served as Remote Sites Finance Manager in Cameroon, then in 1993 as District Manager for Sodexho France, Business and Industry, in 1995 as Financial Analyst for Sodexho France, Business and Industry, and in 1998 as Paris-Ile de France Regional Director, Large Accounts. In 2000, he was appointed Vice President, Special Projects, Information Systems, for Sodexho, Inc. In October 2001, he was promoted to Group Executive Vice President, Strategic Planning. He earned a degree from HEC, one of France's leading business schools.

     Philip Jansen. Mr. Jansen started his career in 1988 at Procter & Gamble in various commercial roles, has been Sales, Marketing and Commercial Director with Dunlop Slazenger, before serving as Managing Director for the Consumer Division at Telewest Communication PLC, followed by a position as Group Chief Operating Officer at MyTravel Group PLC. Philip Jansen joined Sodexho U.K.& Ireland in October 2004 as Chief Executive and since September 2005, he is also one of the Group's Chief Operating Officers. He holds a Bachelor of Science Degree in Economics from the University of Cardiff.

     Nicolas Japy. Mr. Japy began his career in 1982 as an oil consultant for BEICIP. After joining the TAT airline as Programs and Development Director, he served as Managing Director of Air Vendee. He joined Sodexho in 1991 as Managing Director for Congo, and then served as Managing Director for Saudi Arabia and later for Africa. In 1998, he left Sodexho to serve as Director of North American Operations for Club Mediterranee. In October 2001, he returned as President and Chief Executive of the remote sites activity. Since September 2005, he is one of the Group's Chief Operating Officers and Chief Executive Officer of the Remote Sites activity and Food and Management Services in Asia and Australia. He holds engineering degrees from ENSEE in Grenoble and ENSPM in Paris.

     Michel Landel. Mr. Landel began his career in banking with Chase Manhattan and building products with Poliet. He joined Sodexho in 1984 to manage operations in Eastern Africa, Libya and Algeria. In 1986, he was appointed to head the Remote Sites business in Africa. He was again promoted in 1989, this time to head North America operations. In particular, he helped bring about the 1998 alliance with Marriott Management Services and the creation of a joint company, Sodexho Marriott Services (SMS). In May 1999, he was named President and Chief Executive Officer, and a member of the Board of SMS, which became fully owned by Sodexho in 2001. In June 2003, he became Co-President and Chief Operating Officer of Sodexho Alliance responsible for the Food and Management Services activities in North America, the United Kingdom and Ireland, as well as for the remote site activity. In September 2005, he was appointed Chief Executive Officer of the Group. He has a degree in business and management from the European Business School.

     Richard "Dick" Macedonia. Mr. Macedonia began his career with the company in 1968 in operations in the Campus Services, and joined Health Care Services in 1975. He has held positions throughout the company including District Manager, Vice President of Marketing and Sales, Vice President of Business Development and later President for Sodexho's Health Care Services Division. He was appointed to different positions within Sodexho Inc.: Chief Operating Officer in June 2003, President & Chief Operating Officer at the beginning of 2004 and a year later President and Chief Executive Officer. Since September 2005 he is also one of the Group's Chief Operating Officers and Worldwide Market Champion for Business and Industry, replacing Michel Landel. Mr. Macedonia is a graduate of Indiana University of Pennsylvania, Indiana, PA. He is a corporate member of both the Health Insights Foundation and the Hospital Research and Development Institute.

     Jacques Petry. Prior to joining Sodexho, Mr. Petry spent his entire previous career with the group Lyonnaise des Eaux / Suez serving successively as Project Manager of United Water in the United States, Chief Executive of various international subsidiaries, Chairman & CEO of SITA and finally Chairman & CEO of Suez Environnement. He joined Sodexho in March 2005 as Chief Executive Officer, Continental Europe and South America. Since September 2005, he is one of the Group's Chief Operating Officers and Chief Executive Officer of Continental Europe and Latin America. He also has Group-wide responsibility for Global Business & Industry global account. He holds engineering degrees from Ecole Polytechnique and Ecole Nationale des Ponts et Chaussees as well as an MBA from Villanova University In Pennsylvannia.

     Clodine Pincemin. Ms. Pincemin joined us in 1974. She was later appointed to head public relations and then communications for France. Since 1991, she has held the position of Group Executive Vice President, Communications and Sustainable Development. Ms. Pincemin has a degree in French literature.

     Damien Verdier. Mr. Verdier joined Sodexho in 1979 working as District Manager, then as Development Manager. He was promoted to Regional Director in 1985, Operations Director for Business & Industry France in 1991, Managing Director for Business & Industry segment in 1993 and Managing Director for France in 1998. In 2003, he became Director of Strategic Planning for Continental Europe and was appointed in September 2005 Group Executive Vice President, Marketing responsible for procurement, food offer marketing and client retention. He holds a business degree which he obtained from the Ecole Superieure de Commerce de Nantes, France.

B.   Compensation

     During fiscal 2005, members of our Board of Directors received total fees, compensation and benefits from Sodexho Alliance and related companies as follows.

                                                                          Sodexho
                                           Total            Total         Alliance    Bellon SA(2)
--------------------------------------------------------------------------------------------------
                                                                         Directors'
                 in euro               Fiscal 2004(1)   Fiscal 2005(1)      fees
--------------------------------------------------------------------------------------------------
Pierre Bellon                                289,692          485,867      35,800          450,067
Robert Baconnier (3)                               -           13,600      13,600                -
Remi Baudin                                   30,900           38,800      37,300            1,500
Patricia Bellinger (3)                             -           16,700      16,700                -
Astrid Bellon                                 70,400           88,664      24,000           64,664
Bernard Bellon                                22,800           32,300      30,800            1,500
Francois-Xavier Bellon                       414,935          273,869      24,000          169,165
Sophie Clamens                               159,499          190,162      26,400           84,892
Paul Jeanbart                                 21,300           26,500      26,500                -
Charles Milhaud                               14,000           19,500      19,500                -
Francois Perigot                              25,200           32,100      32,100                -
Edouard de Royere (4)                         31,900           24,000      24,000                -
Nathalie Szabo                               136,074          161,709      29,000           70,980
Peter Thompson(3)                                  -           10,500      10,500                -
Mark Tompkins                                 23,700           30,800      30,800                -
--------------------------------------------------------------------------------------------------

(1) Total including directors' fees paid by Sodexho Alliance and all forms of compensation paid for positions held in Bellon SA, Sodexho Alliance, and/or Sodexho Group companies.

(2)  All forms of compensation paid for positions held in Bellon SA.

(3) Appointed as Directors at the general shareholders' meeting of February 8, 2005.

(4) Term of office as Director expired at the general shareholders' meeting of February 8, 2005.

     As a matter of French law, non-employee members of our Board of Directors may not be granted stock options.

     Compensation for our executives is comprised of a fixed salary, a performance bonus tied to the achievement of annual objectives, and benefits. For fiscal 2005, the aggregate compensation received by members of the Executive Committee was (euro)5,713,284 which included base pay totaling (euro)3,544,273 and variable pay totaling (euro)2,169,011. The members of the Executive Committee who were members during fiscal 2005 also received options to purchase a total of 252,000 Sodexho Alliance shares. During fiscal 2005, the total compensation paid to the Group Chief Executive Officer and Chief Operating Officers was as follows:

                                      Fixed              Variable
                                   compensation        compensation            Total
--------------------------------------------------------------------------------------------
                                                     (amounts in euro)
Pierre Bellon                         315,867             170,000            485,867
Jean-Michel Dhenain                   568,766             253,335            822,101
Michel Landel                         801,889             920,112           1,722,001

     The table below provides certain information regarding the options to purchase our common shares granted to executive officers.

         Date of Plan          Amount(1)      Exercise Price per Share        Expiration Date
         ------------          ---------      ------------------------        ---------------
       January 24, 2001         25,767             (euro)48.42              January 23, 2006
       January 11, 2002         46,500             (euro)47.00              January 10, 2007
       January 11, 2002         60,000             (euro)47.00              January 10, 2008
       January 27, 2003        214,000             (euro)24.00              January 26, 2009
       January 27, 2003         40,000             (euro)24.00              Janaury 26, 2009
          June 12, 2003         15,000             (euro)24.00              January 26, 2009
       January 20, 2004        237,000             (euro)24.50              January 19, 2010
       January 18, 2005        292,000             (euro)23.10              January 17, 2011
       January 10, 2006        329,500             (euro)34.85               January 9, 2012

----------
(1) These amounts have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

     During fiscal 2005, we and our subsidiaries recorded total charges of
(euro)33 million for pension, retirement and similar benefits and, as of August 31, 2005, we and our subsidiaries had accrued a total of (euro)246 million for these items.

C.   Board Practices

     Our Board of Directors has 14 members. Directors are chosen for their ability to take the interests of all shareholders into account and for their recognized expertise in areas that are strategic to the company, such as international expansion, innovation, finances or services. The Board of Directors periodically reviews operations, on-going business and special transactions, defines corporate strategy, closes our interim and annual accounts, prepares shareholders' meetings, designates corporate officers to implement strategy and monitors the quality of information provided to shareholders and financial markets.

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

     The Audit Committee is chaired by Robert Baconnier, a financial expert, with the assistance of Francois Perigot and Mark Thompkins. Ms. Clamens and Mr. Baudin are invited to attend the Audit Committee meetings but are not members. In addition, Mr. Pierre Bellon, Mr. Landel, Ms. Herbert-Jones and the Group Senior Vice President, Internal Audit are regularly invited to present their activities and to respond to committee members questions. Our external auditors report to the Audit Committee periodically on their activity and planned actions. The Chairman of the Audit Committee reports to the Board after each Audit Committee meeting. The Audit Committee met four times during fiscal 2005 . The committee discussed a variety of pertinent issues including the approval of the Internal Audit Plan for fiscal 2005, an examination of the principal accounting rules applied by the Group, the impact of International Financial Reporting Standards (IFRS) on the consolidated financial statements, the organization of the Group's finance function, the reports presented by the Group Senior Vice President of Internal Audit department, including its recommendations and management's action plans, the status of the CLEAR project, which is management's initiative to evaluate internal control procedures to comply with applicable French and US laws, and the renewal of Directors' and Officers' liability insurance coverages. The Audit Committee also reviewed the consolidated financial statements for fiscal 2004 as well as the half-year consolidated financial statements for fiscal 2005. The committee approved the audit and non-audit engagements and fees of the Group's external audit firms and their affiliates.

     The Nominating Committee is chaired by Francois Perigot with the assistance of Pierre Bellon, Patricia Bellinger, Remi Baudin and Nathalie Szabo. During the fiscal year, Ms. Bellinger replaced Mr. De Royere as a member of this committee. The Nominating Committee met several times during fiscal 2005 including one formal meeting to review matters including the succession of Pierre Bellon and the independence of the Company's directors.

     The Compensation Committee is chaired by Remi Baudin, who is also Vice Chairman of the Board of Directors, with the assistance of Pierre Bellon, Patricia Bellinger and Bernard Bellon. The Compensation Committee met three times during fiscal 2005 and reviewed matters including the feasibility of a new international Employee Savings plan, new stock option plans and revised rules, and compensation packages for the Chairman and Chief Executive Officer and the Chief Operating Officers.

     The Board of Directors met eight times during fiscal 2005.

     There are no service contract termination benefits for Directors as such benefits are forbidden by French law.

D.   Employees and Labor Relations

     As of August 31, 2005, we had 324,446 employees worldwide. The table below shows the number of employees of our company and our subsidiaries by geographic zone as of August 31, 2005, 2004 and 2003.

                                                                  August 31,
                                                      -----------------------------------
                                                         2005         2004        2003
                                                         ----         ----        ----
     North America...................................  120,157      116,772      119,009
     United Kingdom and Ireland......................   47,515       49,053       51,843
     France..........................................   31,306       30,359       30,465
     Rest of Europe..................................   55,964       53,132       49,897
     Rest of the World...............................   69,504       63,659       57,171
                                                       -------      -------      -------
         Total Number of Employees...................  324,446      312,975      308,385
                                                       =======      =======      =======

     Following is a breakdown of our employees by category as of August 31, 2005, 2004 and 2003.

                                                                  August 31,
                                                      -----------------------------------
                                                         2005         2004        2003
                                                         ----         ----        ----
     Executives and middle management ...............    6,130        6,408        6,137
     Establishment managers and supervisory staff....   33,020       32,368       33,173
     Front line service staff and other..............  285,296      274,199      269,075
                                                       -------      -------      -------
         Total Number of Employees...................  324,446      312,975      308,385
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

     In France, legislation reducing the working week to 35 hours led to wide-ranging discussions with employee representatives on issues such as workplace organization, time management, flexibility and customer service.

     We have not experienced any significant work disruptions or conflicts in the last few years, and we consider our relationship with our employees to be satisfactory.

E.   Share Ownership

     Collectively, members of the Board of Directors and the Executive Committee directly own less than 0.5% of our outstanding capital stock. Pierre Bellon and his children, Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo, collectively own an economic interest of approximately 68.50% (representing a voting interest of approximately 82.6%) in Bellon SA, which, as of January 31, 2006, owns an economic interest of approximately 36.83% (representing a voting interest of approximately 41.74%) in us. This difference between voting and economic interests in Sodexho is attributable to the fact that a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder, as described in "Item 10.B. Additional Information--Memorandum and Articles of Association." As of January 31, 2006, 14,942,940 of the shares owned by Bellon SA had double voting rights. Bernard Bellon, who is Pierre Bellon's brother, and members of the Bellon family own, as of January 31, 2006, an economic interest of approximately 13% in Bellon SA. The table below sets forth share ownership information, exclusive of these indirect interests, for these individuals and for Bellon SA as of January 31, 2006.

                                                              Number of
Name                                                        Shares Owned
----                                                        ------------

Board of Directors

Bellon SA...................................................58,572,917(1)
Pierre Bellon...............................................    *(2)
Robert Baconnier............................................    *(2)
Remi Baudin.................................................    *(2)
Patricia Bellinger..........................................    *(2)
Astrid Bellon...............................................    *(2)
Bernard Bellon..............................................    *(2)

                                                              Number of
Name                                                        Shares Owned
----                                                        ------------

Francois-Xavier Bellon......................................    *(2)
Sophie Clamens..............................................    *(2)
Paul Jeanbart...............................................    *(2)
Charles Milhaud.............................................    *(2)
Francois Perigot............................................    *(2)
Nathalie Szabo..............................................    *(2)
Peter Thompson..............................................    *(2)
H.J. Mark Tompkins..........................................    *(2)

Executive Committee

Elisabeth Carpentier........................................    *(2)
Pierre Henry................................................    *(2)
Sian Herbert-Jones..........................................    *(2)
Vincent Hillenmeyer.........................................    *(2)
Philip Jansen...............................................    *(2)
Nicolas Japy................................................    *(2)
Michel Landel...............................................    *(2)
Dick Macedonia..............................................    *(2)
Clodine Pincemin............................................    *(2)
Jacques Petry...............................................    *(2)
Damien Verdier..............................................    *(2)

----------
(1) Pierre Bellon owns 0.01% of the outstanding shares of Bellon SA; Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children each own an economic interest of 17.1% in Bellon SA. At any ordinary shareholders' meeting of Bellon SA, Pierre Bellon has a voting interest of 65.13% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children has a voting interest of 2.09%. At any extraordinary meeting, Pierre Bellon has a voting interest of 0.01% and each of Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children has a voting interest of 18.37%. Bernard Bellon and other members of the Bellon family own an economic interest of 13% in Bellon SA. At any ordinary shareholders' meeting, Bernard Bellon has a voting interest of 17.1%. At any extraordinary meeting, Bernard Bellon has a voting interest of 2.86%. Bellon SA is the beneficial owner of approximately 36.83% of our outstanding shares.

(2)  Indicates beneficial ownership of less than 1% of the shares outstanding.

     As of January 31, 2006, members of our Board of Directors and Executive Committee held, in the aggregate, options to acquire 1,154,400 shares of our common stock. The following table lists the amounts, exercises prices and expiration dates of options held by these individuals at that time.

                                            Exercise Price
Name                            Amount(1)     per Share       Expiration Date
----                            ---------     ---------       ---------------

Board of Directors

Pierre Bellon                     --         --               --
Robert Baconnier                  --         --               --
Remi Baudin(2)                    --         --               --
Patricia Bellinger                --         --               --
Astrid Bellon(2)                  --         --               --

                                            Exercise Price
Name                            Amount(1)     per Share       Expiration Date
----                            ---------     ---------       ---------------

Board of Directors

Bernard Bellon(2)                 --         --               --
Francois-Xavier Bellon(2)         --         --               --
Sophie Clamens(2)                 --         --               --
Paul Jeanbart(2)                  --         --               --
Charles Milhaud                   --         --               --
Francois Perigot(2)               --         --               --
Nathalie Szabo(2)                 --         --               --
Peter Thompson                    --         --               --
H.J. Mark Tompkins                --         --               --

Executive Committee

Elisabeth Carpentier               5,317     (euro)48.42      January 23, 2006
                                  10,000     (euro)47.00      January 10, 2007
                                  35,000     (euro)24.00      January 26, 2009
                                  35,000     (euro)24.50      January 19, 2010
                                  35,000     (euro)23.10      January 17, 2011
                                  35,000     (euro)34.85       January 9, 2012
Pierre Henry                       3,068     (euro)48.42      January 23, 2006
                                   3,400     (euro)47.00      January 10, 2007
                                   7,300     (euro)24.00      January 26, 2009
                                   5,000     (euro)24.50      January 19, 2010
                                  10,000     (euro)23.10      January 17, 2011
                                  35,000     (euro)34.85       January 9, 2012
Sian Herbert-Jones                 6,135     (euro)48.42      January 23, 2006
                                  15,000     (euro)47.00      January 10, 2007
                                  40,000     (euro)24.00      January 26, 2009
                                  40,000     (euro)24.50      January 19, 2010
                                  40,000     (euro)23.10      January 17, 2011
                                  40,000     (euro)34.85       January 9, 2012
Vincent Hillenmeyer                4,000     (euro)47.00      January 10, 2007
                                  17,000     (euro)24.00      January 26, 2009
                                  17,000     (euro)24.50      January 19, 2010
                                  17,000     (euro)23.10      January 17, 2011
                                  17,000     (euro)34.85       January 9, 2012

                                            Exercise Price
Name                            Amount(1)     per Share       Expiration Date
----                            ---------     ---------       ---------------

Board of Directors

Philip Jansen                      8,000     (euro)23.10      January 17, 2011
                                  20,000     (euro)34.85       January 9, 2012
Nicolas Japy                       2,500     (euro)47.00      January 10, 2007
                                  15,000     (euro)24.00      January 26, 2009
                                  10,000     (euro)24.50      January 19, 2010
                                  15,000     (euro)23.10      January 17, 2011
                                  30,000     (euro)34.85       January 9, 2012
Michel Landel                     30,000     (euro)47.00      January 10, 2007
                                  60,000     (euro)24.00      January 26, 2009
                                  45,000     (euro)24.50      January 19, 2010
                                  60,000     (euro)23.10      January 17, 2011
                                  63,000     (euro)34.85       January 9, 2012
Dick Macedonia                    26,000     (euro)47.00      January 10, 2007
                                  40,000     (euro)24.00      January 26, 2009
                                  15,000     (euro)24.00      January 26, 2009
                                  35,000     (euro)24.50      January 19, 2010
                                  35,000     (euro)23.10      January 17, 2011
                                  27,500     (euro)34.85       January 9, 2012
Jacques Petry                     30,000     (euro)34.85       January 9, 2012
Clodine Pincemin                   4,090     (euro)48.42      January 23, 2006
                                   6,500     (euro)47.00      January 10, 2007
                                  19,000     (euro)24.00      January 26, 2009
                                  10,000     (euro)24.50      January 19, 2010

                                  35,000     (euro)23.10      January 17, 2011
                                  12,000     (euro)34.85       January 9, 2012
Damien Verdier                     4,090     (euro)48.42      January 23, 2006
                                   2,500     (euro)47.00      January 10, 2007
                                  12,000     (euro)24.00      January 26, 2009
                                   8,000     (euro)24.50      January 19, 2010
                                   7,000     (euro)23.10      January 17, 2011
                                  20,000     (euro)34.85       January 9, 2012
                               ---------

                                            Exercise Price
Name                            Amount(1)     per Share       Expiration Date
----                            ---------     ---------       ---------------

Board of Directors


Total                          1,154,400
                               =========

----------
(1) These numbers have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

(2) We do not grant options to members of the Board of Directors (other than the Chairman of the Board) who are not employees.

     Our Board of Directors approved four Sodexho Alliance Stock Option Plans on January 10, 2006. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders Meeting of February 3, 2004. The exercise price of these plans is
(euro)34.85. Options under these plans will be valid from the grant date through January 9, 2012. Under the plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 10, 2010. Options under these plans, totaling 967,452, were granted to 373 employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these four plans are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved one Sodexho Alliance Stock Option Plan on September 13, 2005. The granting of stock options to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 3, 2004. The exercise price for this plan is
(euro)28.07. Options under this plan will be valid from the grant date through September 12, 2011. Under this plan, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on September 12, 2009. Options under this plan, totaling 10,000 were granted to 1 employee. No options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under this plan are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved one Sodexho Alliance Stock Option Plan on June 16, 2005. The granting of stock options to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 3, 2004. The exercise price for this plan is
(euro)26.04. Options under this plan will be valid from the grant date through June 15, 2011. Under this plan, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on June 15, 2009. Options under this plan, totaling 20,000 were granted to 2 employees. No options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under this plan are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved three Sodexho Alliance Stock Option Plans on January 18, 2005. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders' Meeting of February 3, 2004. The exercise price for these plans is
(euro)23.10. Options under these plans will be valid from the grant date through January 17, 2011. Under the plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 17, 2009. Options under these plans, totaling 1,000,050 were granted to 454 employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these three plans are governed by the laws of France (specifically, articles L225.117 through L225.185 of the

French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

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

     As of August 31, 2005, 28,270 employees held 2,390,964 Sodexho Alliance shares, representing 1.5% of the outstanding shares of Sodexho Alliance.

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

     Certain members of SMS's management received restricted stock units in connection with their employment. These units have vested 25% each year during the four years following the date of the grant. During fiscal 2005 all units vested. Pursuant to their vesting, restricted stock units were converted into the right to indirectly receive our ordinary shares or our ADSs.

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

     As of August 31, 2005, 3,189 members of management held 7,128,825 options to purchase Sodexho Alliance shares, representing 4.5% of the shares of Sodexho Alliance on a fully-diluted basis.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

Below is a diagram illustrating our ownership as of January 31, 2006.

                               [GRAPHIC OMITTED]


* Includes 3.57% held by Caisse des Depots et Consignations and 10.09% held by Arnhold and S. Bleichroeder.

     The following shareholders known to management to beneficially own 5% or more of our shares: Bellon SA, a French company controlled by our chairman, Pierre Bellon, and members of his family, the Caisse des Depots et Consignations, a French bank and Arnhold and S. Bleichroder, on behalf of several funds it manages, including First Eagle Fund, Inc. As of January 31, 2006, Bellon SA beneficially owned 58,572,917 shares of the company (representing approximately 36.83% of our outstanding share capital and 41.74% of the voting power relating to our outstanding share capital), and Pierre Bellon and his children beneficially owned approximately 68.5% of the outstanding capital stock of Bellon SA. As of the same date, Bernard Bellon and other members of the Bellon family owned 13% of the outstanding capital stock of Bellon SA. As of the same date, Sofinsod, one of our wholly-owned subsidiaries, held an indirect interest of approximately 6.8% in Sodexho Alliance, SA through its direct interest of approximately 18.5% in Bellon SA, pursuant to the merger with Societe Financiere de la Porte Verte. Excluding the Bellon SA shares owned by our subsidiaries, as of January 31, 2006, Pierre Bellon and his children owned 84.10% of the outstanding capital stock of Bellon SA, and Bernard Bellon and other members of the Bellon family owned 15.90% of such stock.

     As of January 31, 2006, the Caisse des Depots et Consignations owned 3.57% of outstanding shares and 4.90% of voting rights. As of January 31, 2006, Arnhold and S. Bleichroeder owned 10.09% of outstanding shares and 9.08% of voting rights.

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

     As of August 31, 2005, our shares were owned by approximately 56,935 shareholders, including approximately 28,270 people acquiring their shares through our various employee stock ownership plans (together, our employees own approximately 1.50% of our outstanding capital stock). French citizens hold approximately 27.24% of our shares, while French institutional investors hold approximately 19.64% of our shares. To the best of our knowledge and after having made reasonable inquiries, as of August 31, 2005, foreign shareholders held approximately 32.27% of our shares. This figure may not be entirely accurate because we can obtain only limited information regarding the beneficial owners of our shares.

     We are not directly or indirectly owned or controlled by another corporation, other than Bellon SA, or by any government or other natural or legal person.

B.   Related Party Transactions

     To management's knowledge, since September 1, 2002 no loans have been made by Sodexho Alliance, Bellon SA or any of their subsidiaries to or for the benefit of key Sodexho Alliance management personnel or close members of their families, Bellon SA, any of its affiliates or any other enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any of the foregoing persons or entities.

     In the course of our business, we have occasionally entered into contracts with certain of our affiliates. The material terms of those material affiliate contracts which are currently in force or have been in force during some portion of the last three fiscal years are described below.

     On December 30, 1991, we entered into an agreement with Felix Bellon SA, the predecessor of Bellon SA, for consulting and advisory management services. The contract renews automatically every year, but it can be terminated on three months' notice by either party. Amounts invoiced under this contract totaled
(euro)4 million in fiscal 2005.

     In fiscal 2003, Mr. Douce, a former Director of Sodexho Alliance, invoiced Sodexho Alliance (euro)32,260 for services rendered as a speaker at Sodexho Management Institute.

     In fiscal 2003, Sodexho Alliance acquired the remaining 23.16% of the shares of Sodexho Pass do Brazil from its minority shareholders, including Bellon S.A., for (euro)27.6 million. In fiscal 2004, the Group acquired the remaining shares of Sodexho do Brazil from Bellon S.A., for (euro)3 million.

     A list of Sodexho Alliance, SA's intercompany loans, advances, deposits and guarantees outstanding, other than those with wholly-owned subsidiaries, as of August 31, 2005 is provided below.

                                                          Loans and        Amount of       Largest amount
                                                       advances given     deposits and     outstanding as
                                                             and        guarantees given     of each of     Total Amount
                                                       outstanding as   and outstanding       August 31,     outstanding
                                                        of August 31,   as of August 31,   2005, 2004 and   as of August
                                                            2005              2005             2003           31, 2005
                                                       ------------------------------------------------------------------
                                                                              (thousands of euro)
French subsidiaries
    Societe Marseillaise de restauration et de services                                            383
    Sogeres Holding                                                                              7,595
    Sodexho Pass International                                 85             1,464             13,771           1,549
    Universal Sodexho SAS                                      53                                   53              53
    STNB                                                                        590                708             590
    Sodexho France SAS                                         76             1,500              1,576           1,576
    Universal Sodexho Afrique                                                 2,246              2,246           2,246
    Other                                                       6                                  176               6
Foreign subsidiaries
    Sodexho Hellas                                             69                                   69              69
    Sodexho Tanzanie                                            3                                   16               3
    Sodexho Pass Chili                                                                             396               -
    Spirit Cruises                                                                               4,464               -
    Sodexho Chili                                              27             5,573              5,600           5,600
    Sodexho Healthcare Services Ltd                                                             30,447               -
    Sodexho Ltd                                                                                 61,619               -
    Siges Chili                                                               8,198              8,257           8,198
    Sodexho Education Services Ltd                                                              15,000               -
    Sodexho Defence Services Ltd                                                                28,290               -
    Sodexho Holdings Ltd                                                     14,954             14,954          14,954
    Sodexho Malaysia                                                            174                175             174
    Sodexho Gabon                                                                                  332               -
    Primary Management Aldershot                                                                22,715               -
    Universal Sodexho Partnership                                                               16,954               -
    Harmondsworth                                                            26,358             26,647          26,348
    Sodexho Argentina                                          10               845              1,131             855
    Universal Sodexho Scotland                                                                  13,262               -
    Sodexho Luxembourg                                                          274                278             274
    Sakhalin Support Services                                                                    5,498               -
    Rugby Hospitality 2003                                                                       2,057               -
    Kelvin Catering Ltd                                                                          1,587               -
    Universal Services Europe Ltd                                                                1,893               -
    Universal Sodexho Norway                                                                     1,916               -
    Sodexho Maroc                                              16               182                365             198
    PT Universal Ogden Indonesia                                                                   458               -
    Other                                                      24                                  223              24
Foreign affiliates
    Serco Sodexho Defense Services                                                               5,584               -
                                                             ----           -------           --------         -------
    TOTAL                                                     369            62,358            296,695          62,727
                                                             ====           =======           ========         =======

C.   Interests of Experts and Counsel

     Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information.

     See Item 17.

Legal Proceedings

     On March 8, 2001, ten current and former employees of Sodexho, Inc., the majority of whom had worked for Marriott Management Services, Inc. (later known as Sodexho Marriott Services, Inc., and now known as Sodexho, Inc.) filed a lawsuit against Sodexho, Inc. in the U.S. District Court for the District of Columbia, alleging that they and other African-American salaried employees were discriminated against in promotions on the basis of their race. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. On April 27, 2005, Sodexho, Inc. agreed to settle the lawsuit in order to avoid protracted legal proceedings, but without admitting liability. The judge subsequently approved the settlement on August 10, 2005. Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class' attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. The Group anticipates that these payments will be made during the second half of fiscal 2006. A supplementary exceptional provision of $78 million ((euro)61 million) has been recognized in the financial statements for fiscal 2005, to cover settlement payments and defense costs net of insurance. This settlement had a net negative impact of (euro)38 million on the consolidated income statement for the year ended August 31, 2005.

     Following an investigation into the financial condition of Banco Santos by the intervenor representing the Central Bank of Brazil, Sodexho Pass do Brazil is involved in disputes with Banco Santos and a mutual fund concerning the existence of balances outstanding for the principal amount of (euro)18 million. Sodexho Pass do Brazil and Banco Santos have each commenced legal proceedings against the other in this matter. Sodexho Pass do Brazil vigorously denies that it owes any amounts in connection with these balances.

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

     Dividends paid to holders of American Depositary Shares (ADSs) or Sodexho Alliance shares who are not residents of France will generally be subject to French withholding tax at a rate of 25%. Investors in our ADSs or shares are strongly recommended to read the section of this prospectus entitled "Item 10E - Additional Information - Taxation" for information on the consequences of such abolition and to consult their own advisors with respect to the tax consequences of an investment in ADSs or shares.

     The table below sets forth, for the fiscal years indicated, the amount of dividends declared per share excluding the French avoir fiscal and the amount of dividends declared per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends declared for a given fiscal year are paid in the following fiscal year.


                                                                                     Shares
                                Dividend per share                               outstanding at
                                     excluding            Dividend per share       the date of      Total dividend
Year(1)(2)                        avoir fiscal         including avoir fiscal        payment              paid
--------------------------------------------------------------------------------------------------------------------------
                                (euro)      $           (euro)          $                               (euro)(in millions)
2001.........................   0.56      0.51          0.84           0.77        158,945,502            89.0
2002.........................   0.61      0.60         0.915           0.90        159,021,416            97.0
2003.........................   0.61      0.67         0.915           1.00        159,021,565            97.0
2004(3)......................   0.70      0.84             -              -        159,026,413           111.3
2005(3)......................   0.75      0.91             -              -        159,026,413           119.3

----------
(1) Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.
(2) The amounts listed in this table have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001.
(3) Effective for dividends paid after January 1, 2005, there is no longer a right to a tax credit (avoir fiscal).

B.   Significant Changes

     Not applicable.

ITEM 9.  THE OFFER AND LISTING

A.   Listing Details

     The principal trading market for our common shares, which have a par value of (euro)4 each, is Euronext Paris (formerly the Paris Bourse), where they have been listed since 1983. From 1998 until 2005, our shares were included in the CAC 40 benchmark index of Euronext Paris. The table below sets forth, for the periods indicated, the reported high and low prices and average daily trading volume (in shares) for our outstanding shares on Euronext Paris and its predecessor, the Paris Bourse (all amounts have been restated to reflect stock splits).

     Our Articles of Association (statuts) provide that fully-paid common shares may be held in either registered or bearer form at the option of the shareholders.

     Prior to the listing of our shares on the New York Stock Exchange, effective April 3, 2002, there was no public trading market in the United States for our shares or the ADSs. ADS trading volumes from September 1, 2004 through January 31, 2006 averaged 6,300 shares per day.

                                                                  Average daily
                                                                  trading volume
                       Fiscal Year             High       Low      (in shares)
--------------------------------------------------------------------------------
2001 .......................................  60.10      41.13       397,875
2002 .......................................  55.75      25.10       574,261

                                                                  Average daily
                                                                  trading volume
                       Fiscal Year             High       Low      (in shares)
--------------------------------------------------------------------------------
2003 .......................................  30.83      17.95       683,519
2004 .......................................  28.15      20.16       812,089
2005 .......................................  29.78      19.40       698,542

                                                                  Average daily
                                                                  trading volume
                       Fiscal Year             High       Low      (in shares)
--------------------------------------------------------------------------------
2004                                         (euro)     (euro)
   First Quarter............................  28.15      21.68       832,502
   Second Quarter...........................  26.72      23.10       764,039
   Third Quarter............................  27.16      20.54       984,526
   Fourth Quarter...........................  24.00      20.16       674,755

2005                                          (euro)     (euro)
   First Quarter............................  23.61      19.40       773,291
   Second Quarter...........................  24.82      21.81       797,456
   Third Quarter............................  26.70      23.51       795,647
   Fourth Quarter...........................  29.78      25.23       427,774
   May .....................................  26.57      24.92       525,828
   June ....................................  26.55      25.23       409,403
   July ....................................  29.78      25.37       590,801
   August...................................  29.65      27.15       283,117
   September................................  31.89      28.00       462,633
   October..................................  32.91      30.51       410,809
   November.................................  34.85      32.30       591,179
   December.................................  35.77      33.55       482,168
   January..................................  38.58      34.74       506,745

B.   Plan of Distribution

     Not Applicable.

C.   Markets

     See Item 9.A.

D.   Selling Shareholders

     Not Applicable.

E.   Dilution

     Not Applicable.

F.   Expenses of the Issue

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     We have only one class of share capital, consisting of common shares with a nominal value of (euro)4 per share. All of our outstanding shares are fully-paid. Our Articles of Association (statuts) provide that fully-paid shares may be held in registered or bearer form at the option of the shareholder. The most recent survey on August 31, 2005 found 28,109 identified holders of bearer shares and 1,109 holders of registered shares.

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

     As of August 31, 2005 and January 31, 2006, our share capital, as authorized in our statuts, was (euro)636,105,652, represented by 159,026,413 shares. Our Board updates our statuts regularly to take into account increases in share capital due to the issuance of shares in connection with employee stock ownership plans, the exercise of stock options, warrants and subscription rights and any conversion of convertible bonds. Between August 31, 2005 and January 31, 2006, we issued no shares for these purposes.

     As of August 31, 2005 and January 31, 2006, we directly owned 3,436,300 and 2,633,620 shares, roughly 2.2% and 1.66% of total share capital, with face value
(euro)4 per share and book value of (euro)4 per share. Sofinsod, one of our wholly-owned subsidiaries, holds an indirect interest of approximately 6.8% in Sodexho Alliance, SA through its interest of approximately 18.5% in the capital of Bellon SA pursuant to the merger with La Societe Financiere de la Porte Verte on September 1, 2003.

     Equity-Linked Securities

     On January 10, 2006, the Board of Directors issued 967,452 options.

     On September 13, 2005, the Board of Directors issued 10,000 options.

     On June 16, 2005, the Board of Directors issued 20,000 options.

     On January 18, 2005, the Board of Directors issued 1,000,050 options.

     On January 20, 2004, the Board of Directors issued 1,108,683 options.

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

Changes in Share Capital

     The table below indicates the changes in our share capital in the fiscal years ending August 31, 2002, 2003, 2004 and 2005 and in the period commencing August 31, 2005 and ending January 31, 2006, retroactively adjusted, where appropriate, to reflect our four-for-one stock split effective March 7, 2001. The warrants expired on June 7, 2004 and were withdrawn from the market.

                          Shares
                       outstanding
       Date          before new issue                 Type of transaction                    Shares created
-----------------    ----------------   -----------------------------------------------      --------------
October 18, 2001      157,559,654       International Employee Stock Ownership Plan (2)         1,385,848
December 10, 2001     158,945,502       Exercise of stock options (1)                               4,173
December 18, 2001     159,949,675       Exercise of warrants (1)                                    2,499
January 11, 2002      158,952,174       Exercise of stock options (1)                               8,180
January 31, 2002      158,960,354       Exercise of warrants (1)                                       16
February 25, 2002     158,960,370       Exercise of stock options (1)                               5,726
February 28, 2002     158,966,096       Exercise of warrants (1)                                   51,230
April 17, 2002        159,017,326       Exercise of stock options (1)                               4,090
October 1, 2002       159,021,416       Exercise of warrants (1)                                      149
February 28, 2004     159,021,565       Exercise of warrants (1)                                      366
June 7, 2004          159,021,931       Exercise of warrants (1) (3)                                4,482

----------
(1) Please see our disclosure in this Annual Report on Form 20-F regarding our options and warrants.

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

(3) Pursuant to the notice issued on May 21,1996 by Sodexho Alliance and approved by the French "Autorite des Marches Financieres" the warrants expired on June 7, 2004 and have been withdrawn from the market.

Authorizations

     At the Extraordinary Shareholders' Meeting of January 31, 2006, our shareholders authorized the Board to increase our issued capital on one or more occasions, at any time over the 26 month period from such date, by issuing common shares, warrants and share equivalents with or without preemptive subscription rights. The shareholders authorized these issuances to be funded in cash or by capitalizing reserves. The issuances of capital are subject to the following restrictions: share issues funded with cash may not exceed an aggregate par value of (euro)63,000,000 at any one time; issues of debt securities may not have the effect of increasing our indebtedness by more than
(euro)540,000,000 and the aggregate par value of share issues funded by capitalizing reserves may not exceed the amount of treasury reserves. This authorization canceled the Extraordinary Shareholders' Meeting authorization of February 3, 2004 pertaining to the same subject matter.

     At the Annual Shareholders' Meeting of January 31, 2006, our shareholders authorized the Board of Directors to repurchase shares of our stock for a period of 18 months from the date of the meeting. The maximum purchase price authorized for each share was (euro)45.00, and the maximum number of shares to be repurchased is an amount equal to 10% of the issued shares or the limits specified by law. The Board of Directors has not yet decided to implement this program.

     At the Annual Shareholders' Meeting of February 8, 2005, our shareholders authorized the Board of Directors to repurchase shares of our stock for a period of 18 months from the date of the meeting. The terms of this repurchase program have been approved by the French Autorite des Marches Financiers. The maximum purchase price authorized for each share was (euro)40.00, and the maximum number of shares to be repurchased is an amount equal to 10% of the issued shares or the limits specified by law. Pursuant to this authorization, we purchased 977,349 shares on the open market during fiscal 2005.

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

     The Directors' term of office was six years until February 5, 2002. This term was changed to three years at the Extraordinary Shareholders' meeting of February 5, 2002. Any Director may stand for reelection. A Director appointed to replace another Director whose term of office has expired can only remain in office for the remaining period of the term of office of his or her predecessor. Except in the event of termination of employment if the Director is a salaried employee, or in the event of resignation, removal or death, the term of office of a Director expires at the end of the ordinary general meeting held during the year in which the Director's term of office expires. Our statuts allow for the election of directors at staggered times. At the annual Meeting of Shareholders in February 2005, the Board of Directors membership increased by two, to a total of 14 Directors as follows: one director whose term expires in February 2005 has asked that his term not be renewed as he wished to retire from the Board; three of our directors' terms were renewed and three new directors were elected.

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

     Under French law, the presence in person or by proxy of shareholders holding an aggregate of not less than 20% (in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase affecting reserves, such as a stock dividend) or 25% (in the case of any other extraordinary general meeting) of voting shares is necessary for a quorum. If a quorum is not reached at any meeting, that meeting is adjourned. There is no quorum requirement upon recommencement of an adjourned ordinary general meeting. Upon the reconvening of an extraordinary general meeting, the presence in person or by proxy of shareholders having not less than 20% of the eligible voting rights is necessary for a quorum, except when an increase in our share capital is proposed through the incorporation of reserves, profits or a share premium, in which case the quorum requirements are those applicable to ordinary general meetings.

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

Disclosure of Shareholdings

     French law provides that any individual or entity, acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 33%, 50%, 66%, 90% or 95% of our shares or voting rights attached to our shares, or whose holdings fall below any of these thresholds, must notify us of the number of shares or voting rights that person or entity holds within five calendar days of the date the threshold has been crossed. The individual or entity must also notify the Autorite des Marches Financiers (financial markets authority) (the "AMF") within five Euronext Paris trading days of the date on which the threshold is crossed. If the shareholder fails to comply with this notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights or the voting rights will not be exercisable, as the case may be, for two years from the date on which the owner of the shares or voting rights complies with the notification requirement. In addition, any shareholder who fails to comply with the above requirements may have all or part of his voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to other penalties.

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

     Under the regulations of the AMF, and subject to limited exemptions, anyone acquiring 33 1/3% or more of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of our share capital (including, for these purposes, all securities convertible into or exchangeable for equity securities).

Changes in Capital

     As of January 31, 2006 our share capital was (euro)636,105,652 million, divided into 159,026,413 shares at a par value of (euro)4 each, all fully-paid and of the same class. Pursuant to authorizations granted by the shareholders at previous meetings, see "Authorizations," we are entitled to increase this share capital under certain circumstances.

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

D.   Exchange Controls

     The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending on factors such as the acquiring party's intentions and the acquiring party's ability to elect directors, and financial reliance on us by the relying party.

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

E.   Taxation

     The following discussion describes the material French and United States federal income tax consequences of the acquisition, ownership and disposition of ADSs or shares by a U.S. Holder (as defined below). The following summary is for general information only. It is not intended, and should not be construed, as legal or professional tax advice. This discussion is not exhaustive of all possible tax considerations. It does not purport to be a comprehensive description of all the tax considerations that may be relevant. This discussion does not address U.S. state, local and non-U.S. tax consequences (other than French tax consequences). The discussion applies only to U.S. Holders who hold ADSs or shares as capital assets for United States federal income tax purposes and it does not address special classes of holders, such as:

          o    certain financial institutions;

          o    insurance companies;
          o    dealers and certain traders in securities or foreign currencies;
          o persons holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;
          o persons whose functional currency for United States federal income tax purposes is not the U.S. dollar;
          o partnerships or other entities classified as partnerships for United States federal income tax purposes;
          o    persons liable for the alternative minimum tax;
          o tax-exempt organizations or retirements plans, except to a limited extent under "French Taxation of US Holders of Our Ordinary Shares or ADSs - Taxation of Dividends";
          o persons that own or are deemed to own 10% or more of our voting stock;
          o persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation; o persons that are not entitled to the benefits of the Convention between the US and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty"); or
          o persons whose ownership of our ordinary shares or ADSs is connected with the conduct of business through a permanent establishment or fixed base in France.

     This discussion is based on the French Code General des Impots and the regulations enacted thereunder, the U.S. Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision, final, temporary and proposed U.S. Treasury regulations, and the Treaty, all as currently in effect and subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement or any other related document will be performed in accordance with its terms.

     In addition, this discussion below does not address any aspects of tax laws other than French tax laws or US federal income tax laws, the possible application of US federal gift or estate taxation, or the potential application of the alternative minimum tax.

     Accordingly, holders and prospective holders of our ordinary shares or ADSs are strongly urged to consult their own tax advisers as to the specific consequences to them under French tax law, US federal income tax law, and other tax laws of the purchase, ownership, and disposition of our ordinary shares or ADSs, including, in particular, the effect of any state or local taxes or taxes other than French taxes and US federal income taxes.

     As used herein, the term "U.S. Holder" means a beneficial owner of ADSs or shares that is, for United States federal income tax purposes:

          o    a citizen or resident of the United States;
          o a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
          o an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     In general, a U.S. Holder of ADSs will be treated as the holder of the underlying shares represented by those ADSs for United States federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rates of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the analysis of the creditability of French taxes and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders of ADSs, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

     The following discussion assumes that Sodexho is not, and will not become, a passive foreign investment company, as discussed below under "-Passive Foreign Investment Company Considerations."

Taxation of Dividends

     In France, dividends are paid out of after-tax income.

     The French Finance Law of 2004 has abolished the avoir fiscal and the precompte with respect to dividends paid to French individual shareholders as from January 1, 2005. French non-individual shareholders are no longer entitled to use the avoir fiscal attached to dividends paid on or before December 31, 2004 as from January 1, 2005. To compensate for the abolition of the avoir fiscal, the French Finance Law of 2004 provides that, for dividends paid as from January 1, 2005, French individual residents will be taxed only on 50% of the dividends received by them and will be entitled to a tax allowance equal to
(euro)1,220 or (euro)2,440, depending on the marital status of the holder. In addition, such shareholders will be entitled to a new tax credit equal to 50% of the dividend received by them, capped at (euro)115 or (euro)230 depending on the marital status of the holder. The French Finance Law of 2005 provides that, for dividends paid as from January 1, 2006, French individual residents will be taxed only on 40% of the dividends received by them and will be entitled to a tax allowance equal to (euro)1,525 or (euro)3,050, depending on the marital status of the holder. In addition, such shareholders will be entitled to a new tax credit equal to 50% of the dividend received by them, capped at (euro)115 or
(euro)230 depending on the marital status of the holder.

     Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax.

     Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder and an Eligible Tax Exempt Holder, each as defined below, will be subject to the reduced rate of 15% at the time of payment, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. As a consequence of the enactment of the provisions of the French Finance Law of 2004 mentioned above, non-individual Eligible U.S. Holders are no longer entitled to claim a refund of the avoir fiscal for dividends paid as from January 1, 2004 and individual Eligible U.S. Holders are no longer entitled to claim a refund of the avoir fiscal for dividends paid as from January 1, 2005. However, according to the French Guidelines 5-I-2-05 released on August 11, 2005, an individual Eligible U.S. Holder will be entitled to a tax credit equal to 50% of the received distribution, capped at (euro) 115 or (euro) 230 according to the taxpayer's family status. This tax credit is charged to the tax due or is reimbursed less a 15% withholding tax. Procedures for claiming the payment in respect of the new tax credit mentioned above for dividends paid as from January 1, 2005 have yet to be published.

     An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or fixed base in France and who is (1) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (2) a United States corporation, other than a regulated investment company, (3) a United States corporation, which is a regulated investment company, provided that less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (4) a partnership, or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (1) or (2) above.

     An Eligible Tax-Exempt Holder is a tax-exempt United States pension fund or other tax-exempt entity (including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially-owned by such individuals and derived from an investment in a tax-favoured retirement account) who is nonetheless eligible for the reduced withholding tax rate of 15% provided for by the Treaty subject to certain formalities.

     Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the paying agent with the relevant Treasury Form RF1 A EU-No. 5052 (the "Form") before the date of payment of the relevant dividend, or (ii) if such holder duly completes and provides the institution in charge of the management of the stock account (etablissement gestionnaire du compte-titres) with a simplified certificate (the "Certificate") in accordance with the French Guidelines 4 J-1-05 released on February

25, 2005. Dividends paid to any U.S. Holder that has not filed the relevant completed form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding by completing and providing the French tax authorities with the relevant form before December 31st of the year following the year during which the dividend is paid.

     The forms or the Certificate, together with their respective instructions, are available from the United States Internal Revenue Service and at the Centre des Impots des Non-Residents (9, rue d'Uzes, 75094 Paris Cedex 2, France). The depositary will provide to all U.S. Holders of ADRs the forms or Certificate, together with the respective instructions, and will arrange for the filing with the French tax authorities of all forms and Certificates completed by U.S. Holders of ADRs and returned to the depositary within sufficient time. Procedures for claiming the payment in respect of the new tax credit mentioned above for dividends paid as from January 1, 2005 have yet to be published.

     Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of shares, will constitute foreign-source dividend income to the extent paid out of Sodexho's current or accumulated earnings and profits as determined for United States federal income tax purposes. The amount of this dividend will include any amounts withheld in respect of French taxes. Subject to applicable limitations that may vary depending upon a U.S. Holder's individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2009 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit the availability of these rates. The dividend will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. Such dividends will constitute passive income or, in certain cases, financial services income for foreign tax credit purposes.

     Dividends paid in euro will be included in a U.S. Holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder's (or in the case of ADSs, the depositary's) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

     French taxes withheld from dividends on ADSs or shares at a rate not exceeding the rate provided in the Treaty will generally be creditable against a U.S. Holder's United States federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder's circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. Holder may elect to deduct French withholding taxes in computing its taxable income, subject to generally applicable limitations. U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Taxation of Capital Gains

     Under the Treaty, French tax generally will not be levied on any capital gain derived from the sale of ADSs or shares by a U.S. Holder eligible for the benefits of the Treaty.

     A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of ADSs or shares, which will be long-term capital gain or loss if the holder has held such ADSs or shares for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between the amount realized on the sale or other disposition and such holder's tax basis in the ADSs or shares, as determined in U.S. dollars. Any gain or loss will generally be U.S.-source for foreign tax credit purposes.

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

Passive Foreign Investment Company Considerations

     Sodexho believes that it was not a passive foreign investment company ("PFIC") for United States federal income tax purposes for the taxable year ended August 31, 2005. However, because PFIC status depends upon the composition of a company's income and assets and the market value of its assets from time to time, there can be no assurance that Sodexho will not be considered a PFIC for any taxable year. If Sodexho were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse United States federal income tax consequences could apply.

U.S. Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") except that, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act. In accordance with the Exchange Act reporting requirements applicable to us, we file annual reports on Form 20-F with and submit certain information on Form 6-K, including our quarterly revenue announcements and our semi-annual profit and loss information (both of which will be prepared in accordance with French GAAP and generally will not include a reconciliation to U.S. GAAP), to the United States Securities and Exchange Commission (the "SEC"). The information that will be filed on Form 6-K will be substantially less detailed than interim financial statements required of a domestic registrant pursuant to Article 10 of Regulation S-X. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 and view them on line at www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279 and view them on-line at www.sec.gov. To provide shareholders with regular information about our businesses, financial results and share price, we also offer our annual report in French and English, including the "Reference Document" filed with the AMF. You may request a copy of the aforementioned filings and annual report at no cost by writing or telephoning the offices of Sodexho Alliance, SA, attention Jean-Jacques Vironda, Investor Relations, 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. Our telephone number for these requests is 011-33-0-1-30-85-72-03, our fax number is 011-33-0-1-30-85-51-81 and our e-mail address is
jean-jacques.vironda@sodexhoalliance.com.

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

Interest Rate Exposure

     In accordance with our policy, we may borrow at variable rates and use interest rate swaps in order to fix future interest payments, effectively converting borrowings from floating to fixed rates. As of August 31, 2005, including the effect of interest and cross-currency swap agreements, approximately 71% of our borrowings were at fixed rates, with an average interest rate of 5.3%.

Sensitivity Analysis

     A hypothetical strengthening or weakening by 10% in the value of the dollar relative to the euro would have resulted in an increase or decrease, respectively, of our fiscal 2005 net income by approximately (euro)3 million. A hypothetical strengthening or weakening by 10% in the value of the British pound sterling relative to the euro would have resulted in an increase or decrease, respectively, of our fiscal 2005 net income by approximately (euro)1 million.

     A hypothetical increase of 1% in average interest rates would have resulted in an increase in fiscal 2005 interest expense of approximately (euro)5.2 million on our variable rate borrowings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures

     We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). As discussed in Note 5, the Group restated its French GAAP to U.S. GAAP reconciliation of shareholders' equity and net income as of and for the years ended August 31, 2004, 2003, 2002 and 2001. The restatement principally related to the Group's determination that incremental goodwill and intangible assets recognized under U.S. GAAP as from fiscal 2001 and continuing in subsequent years for certain acquisitions should have been recorded in the functional currency of the related entity and errors in the accounting for pension and other post-retirement benefit plans and other adjustments which mainly related to the accounting for debt issuance costs as from the year ended August 31, 2001 and also carrying through to subsequent years. These errors were identified as a result of the implementation of IFRS which will become the Group's primary reporting GAAP effective for fiscal 2006.

     The Group has identified the need to reinforce documentation and the skills and competencies of its financial teams both within its subsidiaries and centrally, including the number of personnel with technical expertise in the area of financial reporting. During fiscal 2005 the Group successfully recruited a number of additional finance and accounting personnel. The Group intends to continue during fiscal 2006 to reinforce these skills and competencies.

     As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     French Descriptive Report on Internal Controls

     Under French law, we are required to publish descriptions of the material elements of our internal controls on financial and accounting information. The French report, which is included in our Document de Reference for the year ending August 31, 2005, is not the equivalent of the report we will be required to file under the Sarbanes-Oxley Act of 2002 beginning with the annual report to be filed for the year ending August 31, 2006. An English translation of our French report is available on the Group's website, www.sodexho.com.

ITEM 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that Mr. Robert Baconnier, who serves on the audit committee, has the background and qualifications necessary to be considered an audit committee financial expert.

ITEM 16B. Code of Ethics

     In 2003, the Board of Directors adopted a written Code of Conduct for Senior Managers. Each of Sodexho Alliance's senior financial managers, including the Group's Chief Executive Officer, Chief Financial Officer, Chief Accountant, and others performing similar functions, signed a statement acknowledging his or her compliance with the Code. The full text of the Code of Conduct is available on Sodexho Alliance's internet website at www.sodexho.com/sodexhocorp/en/ permanent_elements/library.

ITEM 16C. Principal Auditor Fees and Services

                                           PricewaterhouseCoopers                                  KPMG
                                       Amount                Percentage               Amount               Percentage
                              ------------------------------------------------------------------------------------------------------
     (millions of euros)      Fiscal 2005  Fiscal 2004  Fiscal 2005  Fiscal 2004  Fiscal 2005  Fiscal 2004  Fiscal 2005  Fiscal 2004
                              ------------------------------------------------------------------------------------------------------
Audit and audit-related:
Audit fees                          5.9         4.1         89%          78%           3.8          2.0          95%         95%
Audit-related fees                  0.4         0.1          6%           2%           0.1            -           3%          -%
                                -------     -------     -------      -------       -------      -------      -------     -------
Total audit and audit-related
fees                                6.3         4.2         95%          80%           3.9          2.0          98%         95%

Other non-audit services:
Tax, legal and human
resources consulting                0.3         1.0          5%          19%           0.1          0.1           2%          5%
Other                                 -         0.1          0%           1%             -            -           -           -
                                -------     -------     -------      -------       -------      -------      -------     -------
Total other services                0.3         1.1          5%          20%           0.1          0.1           2%          5%
                                -------     -------     -------      -------       -------      -------      -------     -------
Total                               6.6         5.3        100%         100%           4.0          2.1         100%        100%
                                =======     =======     =======      =======       =======      =======      =======     =======

     The fees paid by Group subsidiaries to accounting firms other than PricewaterhouseCoopers and KPMG in connection with the audit of their financial statements totaled (euro)0.5 million for the year ended August 31, 2005.

     Included in audit fees are amounts of (euro)1.6 million and (euro)1.5 million for PricewaterhouseCoopers and KPMG, respectively, relating to the audits of financial statements prepared in accordance with International Financial Reporting Standards.

ITEM 16D. Comparison of French and U.S. Corporate Governance Practices

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


ITEM 16.E  Purchases of Equity Securities by Sodexho Alliance and
           Affiliated Purchasers

                                                           Total Number of Shares     Maximum Number of
                                      Average Price Paid   Purchased as Part of       Shares that May Yet Be
                   Total Number of    per Share            Publicly Announced Plans   Purchased Under the
Period             Shares Purchased   (in euro)            or Programs                Plans or Programs(3)
----------------   ----------------   ------------------   ------------------------   ----------------------
September 2004                                                                            12,883,551
October 2004             106,522          20.47                 106,522(1)                12,779,194
November 2004                                                                             12,824,470
December 2004                                                                             12,824,470
January 2005                                                                              12,944,056
February 2005                                                                             13,006,849
March 2005               341,121          24.38                 341,121(2)                12,759,852
April 2005               136,228          24.36                 136,228(2)                12,665,650
May 2005                 300,000          25.79                 300,000(2)                12,441,014
June 2005                200,000          26.07                 200,000(2)                12,262,567

                                                           Total Number of Shares     Maximum Number of
                                      Average Price Paid   Purchased as Part of       Shares that May Yet Be
                   Total Number of    per Share            Publicly Announced Plans   Purchased Under the
Period             Shares Purchased   (in euro)            or Programs                Plans or Programs(3)
----------------   ----------------   ------------------   ------------------------   ----------------------
July 2005                                                                                 12,405,104
August 2005                                                                               12,466,341
----------------   ----------------   ------------------   ------------------------
TOTAL                  1,083,871          24.69               1,083,871

----------
(1) The Annual Shareholders' Meeting of February 3, 2004 authorized the Board of Directors to buy and sell the company's own shares on the market for a period of 18 months in compliance with the objectives and procedures of the stock purchase program approved by the Autorites des Marches Financiers
     (AMF) under visa n(degree) 04-025 of January 14, 2004 (pursuant to COB Regulation n(degree) 98-02 modified by COB Regulation n(degree) 2000-06). The number of shares held or acquired may not exceed 10% of the authorized share capital. Under this authorization, 812,272 shares have been repurchased from May 6, 2004 to October 13, 2004.
(2) The Annual Shareholders' Meeting of February 8, 2005 authorized the Board of Directors to buy and sell the company's own shares on the market for a period of 18 months in compliance with the objectives and procedures of the stock purchase program approved by the Autorites des Marches Financiers
     (AMF) under visa n(degree) 05-109 of February 22, 2005. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this number being eventually adjusted to take into account operations modifying the share capital. Under no circumstances may the total number of share the Company holds, either directly or indirectly through its indirect subsidiaries, exceed 10% of the share capital. Under this authorization, 977,349 shares have been repurchased from March 2, 2005 to June 20, 2005.
(3) Based on 10% of the Company's shares capital, and after deducting the shares held by the Company to cover the share purchase option plans for Company employees, as well as after deducting the shares held by the subsidiaries.


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-57 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

     We have responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

     (a) The following exhibits are filed as part of this Form 20-F

Exhibit
 Number                              Description
 ------                              -----------

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

Exhibit
 Number                              Description
 ------                              -----------

            Company on March 21, 2002, Commission File No. 333-84970)

    2.3 Terms and Conditions of Offering of Euro 1,000,000,000 5.875 percent Bonds due 2009 (incorporated by reference to Exhibit
            2.3 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

    2.4 Agreement by Registrant to Furnish Certain Information to the Securities and Exchange Commission (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

    4.1 Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho Marriott Services, Inc., Sodexho Alliance, SA and SMS Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sodexho Marriott Services, Inc. on May 4, 2001, Commission File No. 1-12188) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

    4.2 Agreement dated December 30, 1991 between Felix Bellon SA and Sodexho S.A. as amended (English translation) (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on December 18, 2003, Commission File No. 001-31274)

    8.1     List of Significant Subsidiaries (incorporated by reference to note
            4.4 of the Consolidated Financial Statements of Sodexho Alliance,
            SA)

   12.1 Certification by Michel Landel, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

   12.2 Certification by Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     13 Certifications by Michel Landel, Chief Executive Officer and Sian Herbert-Jones, Chief Financial Officer, pursuant to
            Section 906 of the Sarbanes-Oxley Act of 2002

     14     Employment contract of Michel Landel

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              SODEXHO ALLIANCE, SA


                                              By: /s/ Sian Herbert-Jones
                                                 -------------------------------
                                                 Name:  Sian Herbert-Jones
                                                 Title:  Chief Financial Officer
Dated: February 24, 2006

                         INDEX TO FINANCIAL STATEMENTS



Consolidated Financial Statements of Sodexho Alliance, SA

    Report of Independent Registered Public Accounting Firm................. F-1

    Consolidated Income Statements for each of the fiscal years ended
       August 31, 2005, 2004 and 2003....................................... F-2

    Consolidated Balance Sheets as of August 31, 2005 and 2004.............. F-3

    Consolidated Statements of Cash Flows for each of the fiscal years ended
         August 31, 2005, 2004 and 2003..................................... F-4

    Notes to the Consolidated Financial Statements.......................... F-5

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholders and the Board of Directors of Sodexho Alliance, SA

     We have audited the accompanying consolidated balance sheets of Sodexho Alliance, SA and its subsidiaries (together, the "Group") as of August 31, 2005 and 2004 and the related consolidated statements of income and of cash flows for each of the three fiscal years in the period ended August 31, 2005, all expressed in millions of euro. These financial statements are the responsibility of the Group's management, and they have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of the Group as of August 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three fiscal years in the period ended August 31, 2005, in conformity with accounting principles generally accepted in France.

     As discussed in note 1, the Group changed its method of accounting for retirement and other long-term employee benefits effective September 1, 2004.

     Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences, is presented in note 5, as restated, to the consolidated financial statements.

Paris, France
February 21, 2006

PRICEWATERHOUSECOOPERS AUDIT


Hubert Toth

                                                 SODEXHO ALLIANCE, SA

                                            CONSOLIDATED INCOME STATEMENTS
                                                                                        Years ended August 31,
                                                                                  ----------------------------------
                                                                                   2005         2004           2003
                                                                                  ------       ------         ------
                                                                                         (millions of euro)

Revenues.............................................................             11,672       11,494         11,687
Other income.........................................................                 48           40             37
Purchases............................................................             (3,983)      (3,942)        (3,955)
Employee costs.......................................................             (5,395)      (5,277)        (5,519)
Other external charges...............................................             (1,535)      (1,505)        (1,482)
Taxes, other than income taxes......................................                 (93)         (82)           (79)
Depreciation and increase in provisions..............................               (184)        (213)          (175)
                                                                                  ------       ------         ------
Earnings Before Interest, Exceptional Items, Income Taxes, Income
   from Equity Method Investees, Goodwill Amortization and Minority
   Interests  (EBITA)................................................                530          515            514
Financial expense, net...............................................               (103)        (118)          (152)
                                                                                  ------       ------         ------
Income Before Exceptional Items, Income Taxes, Income from Equity
   Method Investees, Goodwill Amortization and Minority Interests....                427          397            362
Exceptional (expense) income, net....................................                (95)         (33)             1
Income taxes.........................................................               (103)        (109)          (134)
                                                                                  ------       ------         ------
Income Before Income from Equity Method Investees, Goodwill
   Amortization and Minority Interests...............................                229          255            229
Net income from equity method investees..............................                  -            1              4
Goodwill amortization................................................                (60)         (59)           (62)
                                                                                  ------       ------         ------
Group Net Income Before Minority Interests...........................                169          197            171
Minority interests in net income of consolidated subsidiaries........                (10)         (14)            (9)
                                                                                  ------       ------         ------
Group Net Income.....................................................                159          183            162
                                                                                  ======       ======         ======

Earnings per share (in euro).........................................               1.00         1.15           1.02
                                                                                  ======       ======         ======
Diluted earnings per share (in euro).................................               1.00         1.15           1.00
                                                                                  ======       ======         ======


                           See accompanying notes to the consolidated financial statements.


                                   SODEXHO ALLIANCE, SA

                               CONSOLIDATED BALANCE SHEET
                                                                                       August 31,
                                                                                   ------------------
                                                                                   2005         2004
                                                                                   -----        -----
ASSETS                                                                            (millions of euro)
Fixed and Intangible Assets, Net
   Goodwill..........................................................              1,338        1,394
   Intangible assets.................................................              2,476        2,519
   Property, plant and equipment.....................................                365          362
   Financial investments.............................................                 77           66
   Equity method investees...........................................                 25           14
                                                                                  ------       ------
Total Fixed and Intangible Assets, Net...............................              4,281        4,355
Current and Other Assets
   Inventories ......................................................                177          163
   Accounts receivable, net..........................................              1,508        1,368
   Prepaid expenses, other receivables and other assets..............                627          552
   Marketable securities.............................................                647          536
   Restricted cash...................................................                206          168
   Cash..............................................................                513          505
                                                                                  ------       ------
Total Current and Other Assets.......................................              3,678        3,292
                                                                                  ------       ------
TOTAL ASSETS.........................................................              7,959        7,647
                                                                                  ======       ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' Equity
   Common stock......................................................                636          636
   Additional paid in capital........................................              1,186        1,186
   Consolidated reserves.............................................                314          370
                                                                                  ------       ------
Total Shareholders' Equity...........................................              2,136        2,192
Minority Interests...................................................                 20           25
Provisions for Contingencies and Losses..............................                172           93
Liabilities
   Borrowings........................................................              1,940        2,128
   Accounts payable..................................................              1,120        1,035
   Vouchers payable..................................................              1,000          843
   Other liabilities.................................................              1,571        1,331
                                                                                  ------       ------
Total Liabilities....................................................              5,631        5,337
                                                                                  ------       ------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...........................              7,959        7,647
                                                                                  ======       ======


              See accompanying notes to the consolidated financial statements.

                                                 SODEXHO ALLIANCE, SA

                                         CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                        Years ended August 31,
                                                                                  ----------------------------------
                                                                                   2005         2004           2003
                                                                                  ------       ------         ------
                                                                                          (millions of euro)
Operating Activities
     Consolidated net income before income (loss) from equity
         method investees and minority interests.................                    169          197            167
         Noncash items:
             Depreciation and provisions.........................                    307          263            215
             Deferred taxes......................................                    (52)         (14)            (9)
             Losses (gains) on disposals and other, net of tax...                      2            1             14
                                                                                  ------       ------          -----
         Cash provided by operating activities...................                    426          447            387
             Dividends received from equity method investees.....                      -            4              3
             Change in working capital from operating activities.                    229          163            100
                                                                                  ------       ------         ------
     Net cash from operating activities..........................                    655          614            490
Investing Activities
     Tangible and intangible fixed assets........................                   (205)        (181)          (241)
     Fixed asset disposals.......................................                     15           19             15
     Acquisitions, net of dispositions, of consolidated
         subsidiaries............................................                     (7)         (74)           (33)
     Change in working capital from investing activities.........                     (6)          (9)           (19)
                                                                                  ------       ------         ------
     Net cash used in investing activities.......................                   (203)        (245)          (278)
Financing Activities
     Dividends paid to parent company shareholders...............                   (108)         (95)           (94)
     Dividends paid to minority shareholders of consolidated
         subsidiaries............................................                     (8)          (8)           (11)
     Increase in shareholders' equity............................                      -            1              0
     Proceeds from borrowings....................................                    477          271            104
     Repayment of borrowings.....................................                   (656)        (541)          (178)
     Change in working capital from financing activities.........                    (37)         (29)           (23)
                                                                                  ------       ------         ------
     Net cash used in financing activities.......................                   (332)        (401)          (202)
                                                                                  ------       ------         ------
     Increase (decrease) in net cash, cash equivalents and
         marketable securities...................................                    120          (32)            10
                                                                                  ======       ======         ======
     Cash, cash equivalents and marketable securities, as of
         beginning of period.....................................                  1,209        1,278          1,307
     Add:  provisions as of beginning of period                                       12            8             23
     Cash, cash equivalents and marketable securities, as of end
         of period ..............................................                  1,365        1,209          1,278
     Add: provisions as of end of period                                               3           12              8
     Net effect of exchange rates on cash........................                    (27)          33             54
                                                                                  ------       ------         ------
     Increase (decrease) in net cash, cash equivalents and
     marketable securities.......................................                    120          (32)            10
                                                                                  ======       ======         ======


                           See accompanying notes to the consolidated financial statements.


                                                         F-4

                              SODEXHO ALLIANCE, SA


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES AND RELATED FINANCIAL INFORMATION

     Sodexho Alliance, SA and its subsidiaries (together, the "Group") applies accounting principles that comply with French law, including the consolidation accounting principles established by the Comite de la Reglementation Comptable No 99-02 ("Regulation CRC 99-02") in France (collectively, "French GAAP") in its consolidated financial statements. Regulation CRC 99-02 was adopted as of September 1, 2000, and its impact on the financial statements is described below. The financial statements of Group companies, which have been prepared in accordance with the accounting principles applicable in their respective countries, conform to the accounting principles described above in consolidation.

     The differences between French GAAP and accounting principles generally accepted in the United States ("US GAAP") that have an impact on the Group's consolidated financial statements are described in note 5.

     The financial statements have been prepared on a basis consistent with the prior year, except for the change in the method of accounting for retirement and other long-term employee benefits (see Retirement and other long-term employee benefits, below). Consistent with recommendation no. 2003-R01 issued by the Conseil National de la Comptabilite (CNC), the Group has elected to apply the preferred method of accounting for such benefits.

     Amounts in tables are expressed in millions of euro, unless indicated otherwise.

Significant Events During the Year

     McReynolds vs. Sodexho, Inc. litigation

     On March 8, 2001, ten current and former employees Marriott Management Services, Inc., later known as Sodexho Marriott Services, Inc. and now known as Sodexho, Inc., filed a lawsuit alleging that they and other African-Americans were discriminated against in promotions on the basis of their race. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. On April 27, 2005, Sodexho, Inc. agreed to settle the lawsuit in order to avoid protracted legal proceedings, but without admitting liability. The Judge subsequently approved the settlement on August 10, 2005.

     Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class' attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. The Group anticipates that these payments will be made during the second half of fiscal 2006. A supplementary provision of $78 million ((euro)61 million) has been recognized in the financial statements for fiscal 2005, to cover settlement payments and defense costs net of insurance. This settlement had a net negative impact of (euro)38 million on the consolidated income statement for the year ended August 31, 2005.

Principles of Consolidation

     The consolidated financial statements include the accounts of Sodexho Alliance, SA and its principal subsidiaries. Subsidiaries which are effectively controlled by Sodexho Alliance are fully consolidated. Companies which are not fully consolidated but over which Sodexho Alliance is able to exercise significant influence, are accounted for using the equity method. All fully consolidated companies that do not have an August 31 year-end are consolidated on the basis of financial statements prepared on or around August 31 and for the twelve-month period then ended.

     A number of companies having a minimal impact on the Group's consolidated financial statements have been excluded from consolidation, notably those having sales of less than (euro)2 million, net income (loss) of less than
(euro) 0.1 million, and total assets of less than (euro)2 million.

     The term "Change in consolidation scope" in certain footnote schedules refers to activity related solely to acquisitions and disposals of subsidiaries and/or increases or decreases in ownership percentages that result from a change in the method of consolidation (for example, from the equity method to full consolidation).

     A list of subsidiaries and the Group's percentage interest and percentage of voting rights held is provided in note 4.6.

Revenue Recognition

     Revenues are recognized when all of the following criteria have been met:
(i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) the sales price is fixed or determinable and (iv) collectibility is reasonably assured.

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

Retirement and Other Long-Term Employee Benefits

     Effective September 1, 2004, all retirement and other long-term employee benefits are recognized in the consolidated financial statements. The first-time adoption of CNC recommendation 2003-R01 reduced consolidated shareholders' equity by (euro)104 million. Tax and employee-related liabilities were increased by (euro)147 million, and deferred tax assets by (euro)43 million.

     The Group has adopted the projected unit credit method as the actuarial method for measuring its retirement benefit obligations. Factors used in calculating the obligation include length of service, life expectancy, salary inflation and staff turnover, as well as economic assumptions such as general inflation, the rate of return on assets, and the discount rate. Cumulative actuarial gains and losses representing more than 10% of the greater of (i) the gross amount of the obligation or (ii) the fair value of plan assets are amortized over the average residual working life of active employees (the "corridor" method).

     The expense recognized in the income statement mainly comprises:

     -    rights vesting during the period;
     -    movements arising from the discounting of vested rights;
     -    the actual return on externally-held plan assets;
     -    the impact of plan amendments in prior periods or new plans;
     -    the amortization of actuarial gains and losses.

     The liability recognized in the balance sheet represents the obligation net of externally-held plan assets and of items (primarily actuarial gains and losses) that are amortizable and consequently are not recognized.

     The Group's principal retirement and other employee benefit plans are described below:

     - In France, the obligation represents lump-sum benefits that are payable on retirement if the employee is still with the company at retirement age, and long-service awards. This obligation is primarily covered by specific provisions recognized in the balance sheet.

     - The Sodexho Group also contributes to multi-employer plans, in particular in Sweden and the United States. These plans are accounted for as defined-contribution plans, because the information provided by the plan managers is insufficient for them to be classified as defined-benefit plans.

     - In the United Kingdom, Sodexho's obligation relates to a complementary retirement plan, partially funded by externally-held assets, and calculated on the basis of 1) final salary, in the case of managerial grade staff allocated to the private sector; and 2) benefits comparable to those offered in the public sector, in the case of managerial grade staff allocated to the public sector.

          It was decided to close the United Kingdom plan to new employees effective July 1, 2003, and increase contributions to the fund so that the obligation will be fully funded by the end of an 8-year period.

     - In continental Europe other than France, the main defined-benefits plans are as follows:

          - In Italy, there is a legal obligation to pay a lump-sum retirement benefit ("TFR"). At each fiscal year-end, rights fully vested in employees are valued and discounted as specified by law, and recognized in full as a liability.

          - In the Netherlands, certain employees are entitled to complementary retirement or early retirement benefits.

   Stock Options

     Sodexho Alliance has acquired treasury shares in connection with its stock option plans, which are included in marketable securities. A provision (and corresponding expense) is recorded if at the closing date of the period, the acquisition cost of the shares acquired exceeds the exercise price of the options awarded. If the number of treasury shares acquired is less than the number of options awarded, a liability (and corresponding expense) is recorded for the difference between the market price at the end of the period and the exercise price, multiplied by the number of remaining shares to be acquired for the applicable tranche of stock options. This liability is subject to adjustment in future periods based on movements in the market price of the Group's common shares.

Vendor Discounts and Allowances

     Discounts and allowances obtained from vendors are recorded as a reduction to the related costs in the income statement.

Exceptional income and expenses

     Exceptional income and expenses are recorded for significant items which by nature, or due to their unusual or non-recurring character, are not considered to be inherent to the operating activities of the Group. In general, such costs relate to gains or losses on asset dispositions, restructuring costs, exceptional depreciation or amortization of fixed and intangible assets, or provisions or expenses recorded in connection with employee stock option plans.

Earnings per Share

     Earnings per share and diluted earnings per share are calculated in accordance with Position Statement No. 27 of the Ordre des Experts Comptables. Earnings per share is calculated by dividing group net income by the average number of shares outstanding during the year, including treasury shares. In the calculation of diluted earnings per share, the denominator is increased by the number of potential shares outstanding, and the numerator is increased by the net-of-tax interest income (calculated at the taux moyen mensuel du marche monetaire euro) on the proceeds which would have been obtained from the issuance of these shares. For fiscal 2003, the potential shares included in diluted earnings per share relate to stock options awarded but not yet exercised and warrants outstanding from the 1996 bond issuance, which were exercisable prior to June 2004.

     As of August 31, 2004 and 2005, there were no commitments to create new shares. Therefore, earnings per share and diluted earnings per share are the same.

Foreign Currency Transactions and Translation

     Countries with stable currencies

     For subsidiaries located in countries with stable, non-hyperinflationary currencies, assets and liabilities are translated using the end of period exchange rate. Income statement and cash flow statement line items are translated using the average exchange rate for the year, calculated using monthly averages. Exchange rates used are obtained from the Euronext Paris and other international financial markets. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet accounts as translated at beginning and end of period rates is recorded in shareholders' equity. Foreign exchange gains and losses resulting from intragroup transactions in foreign currencies during the year are recorded in the income statement.

     The financial statements of subsidiaries located in the following countries reflect monetary corrections as required by local regulations:
Argentina, Chile, Columbia, Mexico, Turkey and Venezuela.

     Other countries

     The inclusion of monetary corrections imposed by local regulators on subsidiaries located in hyperinflationary countries in the consolidated financial statements had no impact on the income statement. Foreign currency translation differences for these subsidiaries are recorded in the currency translation adjustment account in shareholders' equity in the same manner as for the subsidiaries in countries with stable currencies.

     For these subsidiaries, differences between net income translated at average and period-end rates are included in net financial expense. The impact of these differences on the consolidated income statement was not significant in any of the periods presented. As of August 31, 2005, none of the countries in which the Group operates was considered to be hyperinflationary.

     Translation differences on monetary assets and liabilities denominated in foreign currencies are recorded in the income statement. Translation differences related to a monetary component of a net investment in a company within a consolidated foreign subsidiary are recorded in consolidated shareholders' equity until the sale or liquidation of the net investment.

Business Combinations

     All of the Group's acquisitions have been accounted for as purchases. Effective September 1, 2000, assets and liabilities of acquired companies have been recorded as of the acquisition date at their respective fair values.

Intangible Assets and Goodwill

     The first-time consolidation at fair value of Sodexho, Inc., Wood Dining Services, Sogeres, Sodexho Services Group Ltd, Sodexho Scandinavian Holding AB and Universal Services led to the recognition as intangible assets of the significant market shares represented by the contract portfolios of each company in its main geographical markets (United States, France, United Kingdom, Ireland, Netherlands, Australia and Sweden). No deferred tax was recognized on the fair value attributed to these assets.

     Goodwill represents the excess of the acquisition cost of an acquired entity over the Group's interest in the fair value of the assets and liabilities acquired, as of the date of first-time consolidation. Because of the long-term sustainability of the markets in which Group companies operate, goodwill is in almost all cases amortized over a period of thirty years (calculated on a pro rata basis in the year of acquisition).

     The fair value of market shares was measured by applying multiples to revenues and EBITA as generated by the acquired companies in their principal markets, and is reviewed for impairment at each balance sheet date.

     Market shares are not amortized in the consolidated financial statements. A provision for impairment is recognized in the event of material loss in value over more than two successive fiscal years, calculated by comparing actual data with the amounts used in the original valuation.

     As in the case of goodwill, the carrying amount of market shares is compared with their value in use, calculated on the basis of discounted future cash flows using the method described below.

     As of August 31, 2005, Sodexho carried out the impairment tests stipulated in CRC regulation no. 2002-10 of December 12, 2002, which defines the recoverable amount of an asset as the higher of market value or value in use.

     o Market value was recomputed on the basis of the same criteria as were used at the time of the original acquisition, primarily revenues and EBITA, to which were applied multiples derived from recent transactions.

     o Value in use was determined on the basis of after-tax cash flows derived from extrapolations of 3-year business plans prepared by management. The growth rate applied after the initial 3 year period was the growth rate specific to the sector of activity and geographic region. The resulting cash flows were discounted using the average cost of capital.

     o The recoverable amount determined using this method is then compared with the aggregate of all intangible assets and other fixed assets used in operations, plus working capital.

     Further information pertaining to goodwill and intangible assets is provided in notes 3.5 and 3.6

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

     The following useful lives are generally used by Group companies:

           o    Software.......................................          25%

           o    Enterprise resource planning system............          20%

           o    Buildings......................................    3.33 - 5%

           o    Facilities and fixtures........................          10%

           o    Plant and machinery............................     10 - 50%

           o    Vehicles.......................................          25%

           o    Office and computer equipment..................     20 - 25%

           o    Other fixed assets.............................          10%

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

     A reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision is provided in note 3.4.

Deferred Charges

     Deferred charges primarily include investments made in client facilities in the U.S. and are amortized over the life of the related contract as well as deferred financing costs, which are amortized over the maturity period of the related debt.

Inventories

     Inventories consist of food items and supplies, which are stated at the lower of average cost or market, generally using the first-in, first-out method. As of August 31, 2005, the gross value of inventories was (euro)179 million.

Accounts Receivable

     Accounts receivable from clients are recorded at face value. The allowance for doubtful accounts is estimated based upon the risk of non-recoverability of client receivables.

     Concentration of credit risk within accounts receivable is limited because a large number of customers make up the Group's customer base, thus spreading risk associated with trade credit. The Group generally does not require collateral or specific guarantees.

     Further information pertaining to accounts receivable is provided in note 3.10.

Marketable Securities and Deposits

     Marketable securities and deposits include short-term investments akin to cash equivalents and are generally recorded at the lower of cost or market value. Also included in marketable securities and deposits are 3,439,900 Sodexho Alliance shares purchased for a total amount of (euro)99 million. These shares are to be used to fulfill our obligation with respect to several stock option plans within the Group. As a result of the sale of some of the shares during fiscal 2003, the shares were provisioned by (euro)7 million as of August 31, 2003. For the year ended August 31, 2004, the shares were provisioned by
(euro)4 million. For the year ended August 31, 2005, the (euro)11 million provision was reversed in full, based on the average listed price of Sodexho Alliance shares during the last 20 trading days of fiscal 2005.

     The fair value of marketable securities is presented in note 3.17.

Restricted Cash

     Restricted cash represents funds set aside in order to comply with regulations governing the issuance of restaurant vouchers in France ((euro)168 million as of August 31, 2005) and Romania ((euro)29 million as of August 31,
2005)and as a guarantee for commitments entered into by Mexican affiliates ((euro)9 million as of August 31, 2005).

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

Provisions for Contingencies and Losses

      The Group applies the recommendations of Regulation CRC 2000-6. Provisions for contingencies and losses are recorded when it is probable that a legal, equitable or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party.

      2. ANALYSIS OF OPERATING ACTIVITIES AND GEOGRAPHIC INFORMATION

                                                                                     Fiscal year ended August 31,
                                                                                  ----------------------------------
                                                                                   2005         2004           2003
                                                                                  ------       ------         ------
                                                                                            (millions of euro)
Revenues by Operating Activity:
Food and Management Services
     North America........................................... .......              5,006        5,031          5,427
     Continental Europe..............................................              3,919        3,760          3,585
     United Kingdom and Ireland......................................              1,303        1,351          1,453
     Rest of the World...............................................              1,164        1,106            974
                                                                                  ------       ------         ------
                                                                                  11,392       11,248         11,439
Service Vouchers and Cards...........................................                280          246            248
                                                                                  ------       ------         ------
                                                                                  11,672       11,494         11,687
                                                                                  ======       ======         ======


                                                                                     Fiscal year ended August 31,
                                                                                  ----------------------------------
                                                                                   2005         2004           2003
                                                                                  ------       ------         ------
                                                                                           (millions of euro)
Revenues by Geographic Region:
     North America...................................................              5,006        5,031          5,427
     United Kingdom and Ireland......................................              1,308        1,357          1,465
     France..........................................................              1,872        1,814          1,734
     Rest of Europe..................................................              2,193        2,075          1,978
     Rest of the World...............................................              1,293        1,217          1,083
                                                                                  ------       ------         ------
                                                                                  11,672       11,494         11,687
                                                                                  ======       ======         ======

                                                                                                    August 31,
                                                                                               ---------------------
                                                                                                2005            2004
                                                                                               ------         ------
                                                                                                (millions of euro)
Net Fixed Assets by Operating Activity:
Food and Management Services
     North America......................................................................        2,388          2,433
     Continental Europe.................................................................          709            715
     United Kingdom and Ireland.........................................................          852            877
     Rest of the World..................................................................          156            151
Service Vouchers and Cards..............................................................          143            147
Holding Companies.......................................................................           33             32
                                                                                               ------         ------
                                                                                                4,281          4,355
                                                                                               ======         ======

                                                                                                      August 31,
                                                                                               ---------------------
                                                                                                2005           2004
                                                                                               ------         ------
                                                                                                (millions of euro)
Net Fixed Assets by Geographic Region:
     North America......................................................................        2,388          2,433
     United Kingdom and Ireland.........................................................          852            877
     France.............................................................................          365            355
     Rest of Europe.....................................................................          408            423
     Rest of the World..................................................................          268            267
                                                                                               ------         ------
                                                                                                4,281          4,355
                                                                                               ======         ======

                                                                                     Fiscal year ended August 31,
                                                                                  ----------------------------------
                                                                                   2005         2004           2003
                                                                                  ------       ------         ------
                                                                                           (millions of euro)
EBITA by Operating Activity:
Food and Management Services
     North America.......................................... ........                222          239            268
     Continental Europe..............................................                203          171            167
     United Kingdom and Ireland......................................                 27           28             21
     Rest of the World...............................................                 37           37             18
Service Vouchers and Cards...........................................                 82           68             68
Corporate Expenses...................................................                (41)         (28)           (28)
                                                                                  ------       ------         ------
                                                                                     530          515            514
                                                                                  ======       ======         ======


                                                                                                     August 31,
                                                                                              ----------------------
                                                                                                2005           2004
                                                                                              -------        -------
                                                                                                  (millions of euro)
Group Employees by Geographic Zone:
     North America......................................................................      120,157        116,772
     United Kingdom and Ireland.........................................................       47,515         49,053
     France.............................................................................       31,306         30,359
     Rest of Europe.....................................................................       55,964         53,132
     Rest of the World..................................................................       69,504         63,659
                                                                                              -------        -------
                                                                                              324,446        312,975
                                                                                              =======        =======


3.   ANALYSIS OF THE INCOME STATEMENT, BALANCE SHEET AND STATEMENT OF CASH FLOWS

   3.1   EBITA:  Depreciation and Amortization and Changes in Provisions

                                                                                         Year ended August 31,
                                                                                   ---------------------------------
                                                                                   2005         2004           2003
                                                                                   -----        -----          -----
                                                                                          (millions of euro)
Depreciation and amortization and increases in
  provisions
Depreciation of property, plant and equipment,
  amortization of intangible assets, and deferred charges
  expensed during the period..............................                           179          191            170
Increase in provisions on current assets..................                            27           31             21
Increases in provisions for contingencies and losses......                            17           16             14
                                                                                   -----        -----          -----
                                                                                     223          238            205
                                                                                   =====        =====          =====

Releases of provisions
Provisions on fixed assets................................                            (1)          (1)             -
Provisions on current assets..............................                           (23)         (13)            (9)
Provisions for contingencies and losses...................                           (15)         (11)           (21)
                                                                                   -----        -----          -----
Total.....................................................                           (39)         (25)           (30)
                                                                                   -----        -----          -----
Depreciation and changes in provsions, net                                           184          213            175
                                                                                   =====        =====          =====

   3.2   Financial Expense, Net

                                                                                          Year ended August 31,
                                                                                   ---------------------------------
                                                                                   2005         2004           2003
                                                                                   -----        -----          -----
                                                                                           (millions of euro)
Interest income...........................................                            18           31             24
Net variation in financial provisions.....................                            (7)          (6)            (3)
Net exchange gains........................................                             1           (1)            (8)
Interest expense..........................................                          (115)        (142)          (165)
                                                                                   -----        -----          -----
                                                                                    (103)        (118)          (152)
                                                                                   =====        =====          =====


     Interest expense in fiscal 2005 included interest of (euro)73 million on the 1999 and 2002 bond issues, interest of (euro)12 million on the April 2001 credit facility drawn down by Sodexho, Inc., interest of (euro)5 million on the revolving credit facility arranged in May 2004, and interest of (euro)4 million on the new multi-currency revolving credit facility arranged in April 2005.

     Interest expense for fiscal 2004 primarily included (euro)30 million of interest expense on the credit facility arranged in April 2001 at the Sodexho, Inc. subsidiary, and interest of (euro)87 million on the 1996, 1999 and 2002 bond issuances. Interest expense for fiscal 2003 primarily included (euro)38 million of interest expense on the credit facility arranged in April 2001, and interest of (euro)91 million on the 1996, 1999 and 2002 bond issuances. Reimbursements of borrowings of (euro)74 million and the decline of the U.S. dollar against the euro reduced our interest expense by (euro)15 million.

   3.3   Exceptional Items

      The net exceptional loss of (euro)95 million in fiscal 2005 mainly comprises the (euro)62 million cost of the settlement of the litigation in the United Sates (see "Significant Events"). It also includes (euro)10 million for restructuring in the United Kingdom, including relocation of administrative headquarters and headcount reductions, (euro)7 million of provisions related to stock option plans, and (euro)5 million of provisions for various ongoing claims and litigation.

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

     3.4 Income Tax Provision

     Following is a reconciliation of income taxes computed at Sodexho Alliance's statutory rate to the actual income tax provision (in millions of euro).

                                                                                          Year ended August 31,
                                                                                   ----------------------------------
                                                                                   2005         2004           2003
                                                                                   -----        -----          -----
Income before exceptional items, income taxes, income from equity
    investees, and goodwill amortization.................................            427          397            362
Exceptional items........................................................            (95)         (33)             1
                                                                                   -----        -----          -----
Income before taxes......................................................            332          364            363
Sodexho Alliance tax rate................................................          34.93%       35.43%         35.43%
                                                                                   -----        -----          -----
Theoretical tax provision................................................            116          129            129
Effect of differing jurisdictional tax rates.............................            (10)          (3)             2
Permanent differences....................................................            (10)         (13)            (7)
Other taxes..............................................................             10           (3)             4
Net operating loss carryforwards utilized in the current year but
    generated in prior years and not previously recognized...............             (6)          (3)            (2)
Current year non-recognition of net operating loss carryforwards.........              1            1              5
                                                                                   -----        -----          -----
Tax provision............................................................            101          108            131
                                                                                   =====        =====          =====

Current income taxes.....................................................            152          122            140
Deferred income taxes....................................................            (51)         (14)            (9)
                                                                                   -----        -----          -----
Total....................................................................            101          108            131
Withholding taxes........................................................              2            1              3
                                                                                   -----        -----          -----
Total income taxes.......................................................            103          109            134
                                                                                   =====        =====          =====

3.5  Goodwill

                                                         Additions     Decreases
                                                        during the     during the        Translation
                                     August 31, 2004        year          year           adjustments       August 31, 2005
                                     ---------------    ----------     ----------        -----------       ---------------
                                                                    (millions of euro)

Sodexho, Inc......  Gross                  898.5             3.8                             (4.4)               897.9
                    Accumulated
                    Amortization          (115.0)           (28.9)                           (0.4)              (144.3)
Sodexho United
 Kingdom (1)......  Gross                  348.4                                             (3.6)               344.8
                    Accumulated
                    Amortization          (104.4)           (11.4)                            1.0               (114.8)
Sodexho Pass do
 Brazil ..........  Gross                   86.4                                              3.0                 89.4
                    Accumulated
                    Amortization           (15.2)            (2.9)                           (0.6)               (18.7)

Sogeres...........  Gross                   53.9                                                                  53.9
                    Accumulated
                    Amortization            (5.6)            (1.8)                                                (7.4)
Sodexho
 Scandinavia......  Gross                   56.9              0.8                            (0.8)                57.0
                    Accumulated
                    Amortization           (12.8)            (1.9)                            0.2                (14.5)
Sodexho
  Spain...........  Gross                   28.5                                                                  28.5
                    Accumulated
                    Amortization            (9.3)            (1.0)                                               (10.3)
Sodexho
  Belgium.........  Gross                   24.1              0.1                                                 24.2
                    Accumulated
                    Amortization            (9.5)            (0.8)                                               (10.3)
Luncheon
  Tickets.........  Gross                   32.8                                                                  32.8
                    Accumulated
                    Amortization            (4.6)            (1.1)                                                (5.7)
Sodexho
  Italy...........  Gross                   17.7                             0.3                                  17.4
                    Accumulated
                    Amortization            (3.8)            (0.6)          (0.3)                                 (4.1)
Universal
  Services........  Gross                   17.2                                                                  17.2
                    Accumulated
                    Amortization            (2.7)            (0.6)                                                (3.3)
Sodexho
  Germany.........  Gross                   15.7                                                                  15.7
                    Accumulated
                    Amortization            (5.2)            (0.5)                                                (5.7)
Other               Gross
 goodwill
 (gross amount
 less than 15
 million).........                         142.8              1.6            0.9              4.2                147.7
                    Accumulated
                    Amortization           (40.5)            (8.7)          (0.9)            (0.8)               (49.1)
                                         -------           ------         ------           ------              -------

3.5  Goodwill

                                                         Additions     Decreases
                                                        during the     during the        Translation
                                     August 31, 2004        year          year           adjustments       August 31, 2005
                                     ---------------    ----------     ----------        -----------       ---------------
                                                                    (millions of euro)

Total goodwill
     Cost.........                       1,722.9              6.4            1.2             (1.6)             1,726.5
 Accumulated
amortization......                        (328.6)           (60.2)          (1.2)            (0.6)              (388.2)
                                         -------           ------         ------           ------              -------
     Net
     book
     value........                       1,394.3            (53.8)           -               (2.2)             1,338.3
                                         =======           ======         ======           ======              =======


     (1) This line item includes the international subsidiaries existing as of the date of acquisition of the Gardner Merchant Group, notably in the United Kingdom, Ireland, the Netherlands, the United States, France and Australia, as well as subsequent entities acquired by our subsidiary in the United Kingdom and Ireland.

          An exceptional impairment charge of (euro)3.5 million was recorded against goodwill (in French GAAP only) to reflect the underperformance of three Group subsidiaries.

          3.6      Intangible Assets

                                                                    Additions   Decreases     Changes in
                                                        August 31,  during the  during the  consolidation   Translation   August 31,
                                                           2003        year        year       scope (*)     adjustments      2004
                                                        ----------  ----------  ----------  -------------   -----------   ----------
                                                                                    (millions of euro)
Market Shares (1):
   North America (food and management services)..         1,502.9                                               (10.7)    1,492.2
   North America (remote sites)..................            36.1                    9.9                         (0.7)       25.5
   United Kingdom and Ireland....................           554.1                                                (6.0)      548.1
   Netherlands...................................            86.1                                                            86.1
   Sweden........................................            78.2                                                (1.8)       76.4
   Australia.....................................            10.5                                                 0.6        11.1
   France........................................           137.0                                                           137.0
                                                        ---------   ----------  ----------  -------------   -----------   ----------
   Total Cost....................................         2,404.9                    9.9                        (18.6)    2,376.4
   Diminutions in value (Australia)..............             0.0
                                                        ---------   ----------  ----------  -------------   -----------   ----------
   Net book value................................         2,404.9                    9.9                        (18.6)    2,376.4
Other Intangible Assets (2):
   Cost..........................................           196.7       19.9         4.5          0.1            (1.5)      210.7
   Accumulated amortization and diminutions in
        value....................................           (82.5)     (34.5)       (3.5)                         2.6      (110.9)
                                                        ---------   ----------  ----------  -------------   -----------   ----------
   Net book value................................           114.2      (14.6)        1.0          0.1             1.1        99.8
Totals:
   Cost..........................................         2,601.6       19.9        14.4          0.1           (20.1)    2,587.1
   Accumulated amortization and diminutions in              (82.5)
        value....................................                      (34.5)       (3.5)                         2.6      (110.9)
                                                        ---------   ----------  ----------  -------------   -----------   ----------
   Net book value................................         2,519.1      (14.6)       10.9          0.1           (17.5)    2,476.2
                                                        =========   ==========  ==========  =============   ===========   ==========


     The methodology used for valuing market shares and the valuation as of August 31, 2005 are described in note 1.

(1) Refer to note 1 for a description of the methods used to value market shares and evaluate them for impairment as of the balance sheet date.

(2)  Other intangible assets mainly include software with a net value of
     (euro)74 million as of August 31, 2005.

  3.7   Property, Plant and Equipment

                                                          Additions  Decreases     Changes in
                                                August      during   during the   consolidation  Translation     August
                                               31, 2004    the year     year          scope      adjustments    31, 2005
                                             -----------  ---------- ----------   -------------  -----------    --------
                                                                        (millions of euro)
Land
     Cost...................................      8.2        0           2.6                          1.2           6.8
     Diminutions in value...................     (0.6)      (0.1)       (0.6)                                      (0.1)
                                             -----------  ---------- ----------   -------------  -----------    --------
        Net book value......................      7.6       (0.1)        2.0            -             1.2           6.7
Buildings
     Cost...................................     84.3        2.3         6.3                          3.0          83.3
     Accumulated depreciation...............    (34.9)      (4.1)       (3.5)                        (1.5)        (37.0)
                                             -----------  ---------- ----------   -------------  -----------    --------
        Net book value......................     49.4       (1.8)        2.8            -             1.5          46.3
Facilities and fixtures
     Cost...................................    132.9       11.8        12.6                          0.3         132.4
     Accumulated depreciation...............    (80.1)     (16.1)       (9.9)                         2.4         (83.9)
                                             -----------  ---------- ----------   -------------  -----------    --------
        Net book value......................     52.8       (4.3)        2.7            -             2.7          48.5
Plant and machinery
     Cost...................................    358.7       48.1        32.8                         10.0         384.0
     Accumulated depreciation...............   (232.2)     (50.9)      (26.4)                        (1.0)       (257.7)
                                             -----------  ---------- ----------   -------------  -----------    --------
        Net book value......................    126.5       (2.8)        6.4            -             9.0         126.3
Vehicles
     Cost...................................     71.6       10.8         7.0           (0.1)         (6.2)         69.1
     Accumulated depreciation...............    (53.5)      (6.7)       (5.8)           0.1           8.9         (45.4)
                                             -----------  ---------- ----------   -------------  -----------    --------
        Net book value......................     18.1        4.1         1.2            -             2.7          23.7
Office and computer equipment
     Cost...................................    190.4       29.4        16.8           (0.5)          2.8         205.3
     Accumulated depreciation...............   (136.8)     (28.2)      (15.0)           0.5          (2.4)       (151.9)
                                             -----------  ---------- ----------   -------------  -----------    --------
        Net book value......................     53.6        1.2         1.8            -             0.4          53.4
Other fixed assets
     Cost...................................    109.5       30.9        13.1                        (13.0)        114.3
     Accumulated depreciation...............    (55.6)     (12.3)      (13.5)                        (0.1)        (54.5)
                                             -----------  ---------- ----------   -------------  -----------    --------
        Net book value......................     53.9       18.6        (0.4)           -           (13.1)         59.8
Totals:
     Cost...................................    955.6      133.3        91.2           (0.6)         (1.9)        995.2
     Accumulated amortization...............   (593.7)    (118.4)      (74.7)           0.6           6.3        (630.5)
                                             -----------  ---------- ----------   -------------  -----------    --------
     Net book value.........................    361.9       14.9        16.5            0.0           4.4         364.7
                                             ===========  ========== ==========   =============  ===========    ========

  3.7.1 Capital Leases

     Assets recorded under capital lease arrangements totaled (euro)42 million as of August 31, 2005 ((euro)44 million as of August 31, 2004), which was net of accumulated amortization of (euro)76 million.

  3.8   Financial investments

                                                              Increases/
                                                              (decreases)   Changes in
                                                  August  31,   during     consolidation  Translation  August 31,
                                                     2004      the year        scope      adjustments     2005
                                                  -----------  ----------  -------------  -----------  ----------
                                                                        (millions of euro)
Investment securities
     Cost...................................         19.2         1.5          (0.5)          (0.1)       20.1
     Diminutions in value...................        (10.3)                                    (0.1)      (10.4)
                                                  -----------  ----------  -------------  -----------  ----------
         Net book value.....................          8.9         1.5          (0.5)          (0.2)        9.7
Other investments
     Cost...................................         20.1        (0.9)                                    19.2
     Diminutions in value...................         (0.2)                                                (0.2)
                                                  -----------  ----------  -------------  -----------  ----------
         Net book value.....................         19.9        (0.9)                                    19.0
Receivables from investees
     Cost...................................         19.4         3.0                         (0.1)       22.3
     Diminutions in value...................         (0.1)                                                (0.1)
                                                  -----------  ----------  -------------  -----------  ----------
         Net book value.....................         19.3         3.0                         (0.1)       22.2
Loans receivable *
     Cost...................................          6.2         7.8                          0.3        14.3
     Diminutions in value...................         (0.1)                                                (0.1)
                                                  -----------  ----------  -------------  -----------  ----------
         Net book value.....................          6.1         7.8                          0.3        14.2
Deposits and other *
     Cost...................................         11.3         0.7          (0.2)           0.2        12.0
     Diminutions in value...................                     (0.1)                                    (0.1)
                                                  -----------  ----------  -------------  -----------  ----------
         Net book value.....................         11.3         0.6          (0.2)           0.2        11.9
Total financial investments
     Cost...................................         76.2        12.1          (0.7)           0.3        87.9
     Diminutions in value...................        (10.7)       (0.1)                        (0.1)      (10.9)
                                                  -----------  ----------  -------------  -----------  ----------
         Net book value.....................         65.5        12.0          (0.7)           0.2        77.0
                                                  ===========  ==========  =============  ===========  ==========


   * These items are included in working capital in the statement of cash flows.

Principal investment securities in non-consolidated companies

     As of August 31, 2005, investment securities principally include a
(euro)2.0 million investment in Stadium Australia Management, in which the Group owns an equity interest of 15.8% of the shares, a (euro)3.3 million investment in Leoc Japan Co (previously, Sodex Japan Company Ltd), of which it owns an equity interest of 9.3%, a (euro)1 million investment in Societe Privee de Gestion, in which the Group owns an equity interest of 10.8%, and a
(euro)1.3 million investment in 60% of Kanne catering-Service GmbH, which was acquired on August 1, 2005 and will be consolidated effective September 1, 2005.

  3.8.1 Investments in Equity Investees

     Companies accounted for under the equity method are listed in note 4.5.

                                         Current      Current                                  Gross
                                         year net      year       Changes in    Translation   balance,
                             August 31,   income     dividends   consolidation  adjustments  August 31,
                                2004      (loss)     received       scope        and other      2005
                             ----------  --------    ---------   -------------  -----------  ----------
                                                      (millions of euro)
Equity method
investees...................    14.5        2.0        (0.4)         7.7            1.5         25.3
                             ==========  ========    =========   =============  ===========  ==========

  3.9   Prepaid Expenses, Other Receivables and Other Assets

                                                          Gross value,    Provisions     Net value,     Net value,
                                                           August 31,    as of August    August 31,     August 31,
                                                              2005         31, 2005         2005           2004
                                                          ------------   ------------    ----------     ----------
                                                                             (millions of euro)
    Advances to suppliers...........................                5                            5              5
    Other operating receivables.....................              201            (3)           198            222
    Investment receivables..........................                3                            3              3
    Financing receivables...........................                1                            1              1
                                                          ------------   ------------    ----------     ----------
        Total other receivables.....................              210            (3)           207            231
    Prepaid expenses ...............................               55                           55             53
    Deferred financing charges......................                6                            6             16
    Other deferred charges (1)......................              163                          163            146
    Deferred tax asset..............................              197                          197            106
                                                          ------------   ------------    ----------     ----------
        Total.......................................              631            (3)           628            552
                                                          ============   ============    ==========     ==========

(1)  These items are classified as fixed assets in the statement of cash flows.


  3.10  Accounts and Other Receivables

                                    Allowance
                                      for
                        Gross       Doubtful      Net book                                               Net book
                        value,      Accounts,       value,                     Due from                   value,
                      August 31,    August 31,    August 31,    Due within    one to five   Due after   August 31,
                         2005          2005          2005        one year        years      five years     2004
                      ----------    ----------    ----------    ----------    -----------   ----------  ----------
                                                           (millions of euro)
  Accounts
  receivable.........    1,587          (79)       1,508          1,507             1                     1,368
                      ==========    ==========    ==========    ==========    ===========   ==========  ==========
  Other
  receivables........      210           (3)         207            167            40                       231
                      ==========    ==========    ==========    ==========    ===========   ==========  ==========
  Prepaid expenses...       55            -           55             52             1             2          53
                      ==========    ==========    ==========    ==========    ===========   ==========  ==========

     The allowance for doubtful accounts represents 4.9% of the accounts receivable balance as of August 31, 2005 compared to 5.4% as of August 31, 2004.

  3.11  Deferred Charges

                             Net book                                           Net book
                              value,                   Due from                  value,
                            August 31,   Due within     one to     Due after   August 31,
                               2005       one year    five years   five years     2004
                            ----------   ----------   ----------   ----------  ----------

  Deferred financing costs          6            2            4            -          16
                            ==========   ==========   ==========   ==========  ==========
  Deferred charges..              163           35           88           40         146
                            ==========   ==========   ==========   ==========  ==========


     Included in deferred charges are investments in client facilities, principally in the North America, totaling (euro)139 million as of August 31, 2005, and (euro)10 million of bid costs and (euro)6 million of start-up costs on long term contracts, which are amortized over the shorter of their estimated useful life and 10 years.

   3.12  Deferred taxes

                                                         August 31,
                                                   2005              2004
                                               -------------     ------------

                                                      (millions of euro)
         Deferred tax assets................         197              106
         Deferred tax liabilities...........         (13)             (20)
                                               -------------     ------------
         Net deferred tax assets............         184               86
                                               =============     ============

     As of August 31, 2005, deferred tax assets which were not recorded because their realization was not considered probable totaled (euro)18 million, including (euro)3 million of net operating loss carrybacks recorded by the subsidiaries prior to their acquisition. As of August 31, 2004, deferred tax assets which were not recorded because their realization was not considered probable totaled (euro)21 million.

     The principal items giving rise to deferred tax assets and liabilities were as follows:

                                                         August 31,
                                                   2005              2004
                                               -------------     ------------

                                                      (millions of euro)
        Employee benefits liabilities (*)....         168               75
        Other temporary differences..........           8                8
        Net operating loss carryforwards.....           8                3
                                               -------------     ------------
        Net deferred tax assets..............         184               86
                                               =============     ============

        (*) Includes (euro)43 million recognized as a result of the change in accounting method for retirement and other employee benefits.

  3.13  Cash

  Cash balances comprise the following:


                                                  August 31, 2005
                                    --------------------------------------------
                                       Gross        Provisions         Net
                                    ------------    ----------     -------------
           Marketable securities          650               3           647
           Restricted cash                206               0           206

                                                  August 31, 2005
                                    --------------------------------------------
                                       Gross        Provisions         Net
                                    ------------    ----------     -------------
           Cash                           513               0           513
                                    ------------    ----------     -------------
           Total                        1,369               3         1,366
                                    ============    ==========     =============

     Excluding Sodexho Alliance shares valued at (euro)99 million, marketable securities totaled (euro)548 million and comprised (euro)389 million in short-term instruments with maturities less than three months and (euro)159 million with maturities greater than three months. Additional information is provided in note 3.17.

     Cash by type of currency as of August 31, 2005 was as follows:

            Euro                                               675       49%

            US Dollars                                         103        8%

            Pounds Sterling                                     86        6%

            Other currencies                                   505       37%
                                                           -------   -------
            Total                                            1,369      100%
                                                           =======   =======

  3.13  Shareholders' Equity

Changes in shareholders' equity are as follows:

                                                                             Consolidated Reserves
                                                                  -----------------------------------------
                                                     Additional                Foreign               Group
                              Shares        Common    paid in      Retained    currency    Treasury   net    Shareholders'
                            outstanding     stock     capital      earnings   translation   shares   income     equity
                            -----------     ------   ----------    --------   -----------  --------  ------  -------------
                                                                  (millions of euro)
   Shareholders' equity,
      August 31, 2003......  159,021,565     636        1,186        591         (294)       (32)       162     2,249
                            ===========     ======   ==========    ========   ===========  ========  ======  =============
   Share capital increase..        4,848                                                                            0
   Dividend payments by
      the holding
      company (net of
      dividends on
      treasury shares).....                                           67                               (162)      (95)
   Net income for the
      period...............                                                                             183       183
   Foreign currency
      translation
      adjustment and
      other................                                            6         (151)                           (145)
                            -----------     ------   ----------    --------   -----------  --------  ------  -------------
   Shareholders' equity,
      August 31, 2004......  159,026,413     636        1,186        664         (445)       (32)       183     2,192
                            ===========     ======   ==========    ========   ===========  ========  ======  =============
   Share capital increase..                                                                                         -
   Dividend payments by
      the holding
      company (net of
      dividends on
      treasury shares).....                                           75                               (183)     (108)

                                                                             Consolidated Reserves
                                                                  -----------------------------------------
                                                     Additional                Foreign               Group
                              Shares        Common    paid in      Retained    currency    Treasury   net    Shareholders'
                            outstanding     stock     capital      earnings   translation   shares   income     equity
                            -----------     ------   ----------    --------   -----------  --------  ------  -------------
                                                                  (millions of euro)
   Net income for the
      period...............                                                                             159       159
   Change in accounting
      method (*)                                                    (104)                                        (104)
   Foreign currency
      translation
      adjustment and                                                  (9)           6                              (3)
                            -----------     ------   ----------    --------   -----------  --------  ------  -------------
      other................
   Shareholders' equity,
      August 31, 2005......  159,026,413     636        1,186        626         (439)       (32)       159     2,136
                            ===========     ======   ==========    ========   ===========  ========  ======  =============

(*) Change in method of accounting for retirement and other employee benefits. The pre-tax impact of the change in method of (euro)147 million relates primarily to the United Kingdom ((euro)121 million) and the Netherlands ((euro)19 million). The change in method also had the effect of increasing deferred tax assets by (euro)43 million.

  3.13.1Indirectly Held Treasury shares

     As of August 31, 2005, Sofinsod had a 6.81% indirect interest in Sodexho Alliance, SA through its 18.5% interest in the capital of Bellon SA, which in turn held 36.83% of Sodexho Alliance, SA. These shares, valued at (euro)32 million in the financial statements, are reflected as a reduction to shareholders' equity in the consolidated financial statements. The Group is in compliance with the regulations L.225-210 and L.225-214 insofar as its reserves, other than the statutory reserves, are higher than the gross value of the treasury shares held.



   3.14  Minority Interests

     Changes in minority interests are as follows:

                                                         August 31,
                                                   2005              2004
                                               -------------     ------------

                                                      (millions of euro)
Minority interests, beginning of  year.......           25              66
   Share capital increase....................            1               1
   Dividends paid............................           (8)             (8)
   Net income for the period.................           10              14
   Change in consolidation scope.............           (8)            (47)
   Currency translation and other............            -              (1)
Minority interests, end of  year.............           20              25


  3.15  Provisions for Contingencies and Losses

     Provisions for contingencies and losses include the following amounts:

                                                                        Release
                                                                        without
                                                                        corres-   Translation     Change in
                                 August 31,                             ponding   Differences   Consolidation  August 31,
                                    2004      Increase     Release       charge    and Other        Scope         2005
                                 ----------   --------     -------      --------  -----------   -------------  ----------
                                                                  (millions of euro)
Payroll and other taxes                34           8          (3)                      1                           40
Employee litigation...                 16          67 (1)      (7)         (1)          5                           80
Contract termination costs
and loss-making contracts               9           9          (4)                                                  14
Client and supplier
litigation                              9           2          (4)         (2)                                       5
Equity method investees                 9                                               2                           11
Stock options..............             4           8                                                               12
Sodexho Inc. acquisition
provisions.                             3                                              (1)                           2
Large repairs                           3           1          (1)                                                   3
Other                                   6           2          (3)         (1)          1                            5
                                 ----------   --------     -------      --------  -----------   -------------  ----------
                                       93          97         (22)         (4)          8                          172
                                 ==========   ========     =======      ========  ===========   =============  ==========

(1) Includes a charge of (euro)61 million in fiscal 2005 for settlement of the litigation in the United States (see note 1, "Significant events").

     The following table summarizes the net impact to the income statement line items of the increases and releases to provisions for contingencies and losses as of August 31, 2005:

                                Increases      Released/utilized
                                ---------      -----------------
                                    (millions of euro)
EBITA......................        17                (15)
Financial expense, net.....         0                  0
Exceptional items..........        80                (11)
                                ---------      -----------------
                                   97                (26)
                                =========      =================

  3.16  Borrowings and Financial Debt

     Future payments on borrowings and other debt balances as of August 31, 2005 were due as follows:

                                                                                                Total
                                                                                            -------------     Total
                                            Less than one    One to five      More than      August 31,     August 31,
                                                year            years         five years        2005           2004
                                            -------------    -----------      ----------    ------------    -----------
                                                                        (millions of euro)
Bonds
   Euro..................................          32            1,300                           1,332          1,332
                                            -------------    -----------      ----------    ------------    -----------
       Total bonds.......................          32           1,300                           1,332          1,332
Bank borrowings (1)
   U.S. Dollars..........................          11              579                             590            701
   Euro..................................        (157)             (89)             17            (229)          (137)
   Pounds Sterling.......................         125                                              125            131
   Other currencies......................          35                9                              44             23
                                            -------------    -----------      ----------    ------------    -----------
        Total bank borrowings............          14              499              17             530            718
Capital lease obligations
   U.S. Dollars..........................           1                4               5              10              5
   Euro..................................          10               20               4              34             38
   Other currencies......................           1                1                               2              3
                                            -------------    -----------      ----------    ------------    -----------
        Total capital lease obligations..          12               25               9              46             46

                                                                                                Total
                                                                                            -------------     Total
                                            Less than one    One to five      More than      August 31,     August 31,
                                                year            years         five years        2005           2004
                                            -------------    -----------      ----------    ------------    -----------
                                                                        (millions of euro)
Other borrowings
   Euro..................................           7                2                               9              9
   Other currencies......................           2                                                2              0
                                            -------------    -----------      ----------    ------------    -----------
       Total other borrowings............           9                2                              11              9
Bank overdraft balances
   Euro..................................          14                                               14             16
   U.S. Dollars..........................           3                                                3              1
   Pounds Sterling.......................           1                                                1              0
   Other currencies......................           3                                                3              6
                                            -------------    -----------      ----------    ------------    -----------
        Total bank overdrafts............          21                -               -              21             23
                                            -------------    -----------      ----------    ------------    -----------
Total....................................          88            1,826              26           1,940          2,128
                                            =============    ===========      ==========    ============    ===========

(1)  Includes impact of swaps; see note 3.17 for further information.

3.16.1.  Bond Issues

                                                 August 31,                             Translation    August 31,
                                                    2004       Increase    Repayments   Differences       2005
                                                 ----------   ----------   ----------   -----------    ----------
                                                         (millions of euro, except for number of securities)

1999 bond issuance -
(euro)300,000,000
Principal                                             300                                                     300
Accrued interest..                                      6                                                       6
                                                 ----------   ----------   ----------   -----------    ----------
    Total                                             306              -            -             -           306


2002 bond issuance -
(euro)1,000,000,000
Principal                                           1,000                                                   1,000
Accrued interest..                                     26                                                      26
                                                 ----------   ----------   ----------   -----------    ----------
    Total                                           1,026              -            -             -         1,026
                                                 ----------   ----------   ----------   -----------    ----------
Total....                                           1,332              -            -             -         1,332
                                                 ==========   ==========   ==========   ===========    ==========

     (euro)300 million bond issue

     On March 16, 1999, Sodexho Alliance issued 300,000 bonds of (euro)1,000 each for total proceeds of (euro)300 million. The bonds will be fully redeemable at par on March 16, 2009 and bear interest at 4.625% per annum, which is payable on March 16 annually. There were 300,000 bonds outstanding as of August 31, 2005.

     (euro)1 billion bond issue

     On March 25, 2002, Sodexho Alliance issued bonds totaling (euro)1 billion, maturing on March 25, 2009, and bearing interest of 5.875% payable on March 25 annually.

     Neither of these bond issues is subject to financial covenants.

     3.16.2 Other Borrowings

     Syndicated credit facility - April 2001

          On May 31, 2005, Sodexho Alliance and Sodexho, Inc. repaid in full all amounts borrowed under the credit facility negotiated in April 2001. The total amount borrowed under this facility as of August 31, 2004 was (euro)476 million.

     Revolving credit facility - May 2004

     On May 18, 2005, Sodexho Alliance and Sodexho, Inc. repaid in full all amounts borrowed under the revolving credit facility arranged in May 2004. The total amont borrowed under this facility as of August 31, 2004 was (euro)183 million.

     Revolving credit facility - April 2005

     On April 29, 2005, Sodexho Alliance and Sodexho, Inc. entered into a new multi-currency revolving credit facility agreement for maximum amounts of
(euro)460 million plus $700 million. This facility expires on April 29, 2010, but may be extended at the request of Sodexho Alliance, subject to consent from the lenders, initially to April 29, 2011 and subsequently to April 26, 2012.

     As of August 31, 2005, this facility had been used to draw down (euro)474 million of borrowings and issue $104 million of bank guarantees. The amounts borrowed were used primarily to repay in full the April 2001 syndicated credit facility and the May 2004 revolving credit facility.

     This new credit facility is not subject to financial covenants, but requires the borrower to comply with the standard clauses contained in this type of syndicated credit agreement. In the event of non-compliance with these clauses, bankers representing at least two-thirds of the agreed facility are entitled to demand early repayment of the balance outstanding under the facility. Early repayment of the facility would also entitle the holders of the March 2002 (euro)1 billion bond issue to demand early redemption of their bonds.

     As of August 31, 2005, the Group was in compliance with the standard clauses.

     3.16.3 Interest rate swap agreements

     In accordance with Group policy, substantially all variable rate borrowings are at fixed interest rates or are swapped to fixed rates. If borrowings are arranged other than in local currency, a currency swap agreement is negotiated. As of August 31, 2005, 71% percent of borrowings were at fixed rates (including those swapped) and the average interest rate for fiscal 2005 was 5.3%.

  3.17   Financial Instruments

     The table below summarizes the impact on the financial statements of the financial instruments described in note 3.16.

                                                                                                     Borrowings
                                                       Borrowings   Borrowings in    Borrowings       in other    TOTAL
                                                          in euro             USD        in GBP      currencies
   -------------------------------------------------------------------------------------------------------------------------
                                                                               (millions of euro)
   -------------------------------------------------------------------------------------------------------------------------
   a) Borrowings subject to cross currency agreements:
   - UK borrowings                                                                          125                     125
          (GPB 86 million)                                  (125)                                                  (125)
   Due to the bank   GBP 86 million
   Due from the bank  EUR 125 million


   - Sodexho Scandinavia swaps                                                                               26      26
    (SEK 242 million)                                        (26)                                                   (26)

   Due to the bank   SEK 242 million
   Due from the bank  EU$ 26 million


   - Sodexho Inc. swaps
    (US dollar 111.7 million)

   Due to the bank    US $114.9 million                                        94                                    94
   Due from the bank EUR 129.6 million                      (130)                                                  (130)




   - other subsidiaries swaps  (not detailed)                 (9)               6                             3      -

   b) Borrowings subject to interest rate swap                                                                       -
   agreements
   c) Borrowings not subject to hedging                        61             490              -             15     566
   arrangements
                                                       -----------       ---------      ----------      -------   ------
   Total borrowings                                         (229)             590            125             44     530
                                                       ===========       =========      ==========      =======   ======


        3.17.1  Currency and cross currency swaps

     In August 2005, a cross currency swap was negotiated (GBP 86 million against (euro)125 million) on an intercompany loan totaling GBP 86 million. This swap will expire during fiscal 2006.

     In August 2005, a cross currency swap (SEK 242 million for (euro)26 million) was contracted to hedge 100% of an intragroup loan of SEK 242 million made to Sodexho Scandinavian Holding AB. This swap will expire during fiscal 2006.

     In March 2002, a cross currency swap was negotiated on an inter-company loan of U.S. $309 million to Sodexho, Inc. (6.325% against 6.5775% and in euro against U.S. dollars), reimbursable on March 25, 2007. As of August 31, 2005, the debt at the swapped rate totaled U.S. $115 million against (euro)130 million. The decrease in the dollar against the euro led to a decrease in the debt as converted to euro of (euro)35 million.

     Fair Values of Financial Instruments

     Following are the fair values of the Group's financial instruments as of August 31, 2005:

                                ASSETS            Net book value     Fair value    Difference
                                                  --------------     ----------    ----------
                                                               (millions of euro)
Financial investments
Investments in non-consolidated companies........        10               10               -
Receivables from investees.......................        22               22               -
Loans receivable.................................        14               14               -
Other long-term investments......................        19               19               -
Other financial assets...........................        12               12               -
                                                  --------------     ----------    ----------
Total financial investments......................        77               77               -
Equity method investees..........................        25               25               -
Marketable securities and other
Short-term notes.................................       187              187
Term deposits....................................       155              157               2
Debt securities..................................       112              115               3
Mutual funds - SICAV.............................        65               65               -
Mutual funds - other.............................        29               29               -
Sodexho Alliance shares (1)......................        99               96              (3)
                                                  --------------     ----------    ----------
Total marketable securities and other ...........       647              649               2
                                                  --------------     ----------    ----------
Restricted cash  ................................       206              207               1
                                                  --------------     ----------    ----------
Total............................................       955              958               3
                                                  ==============     ==========    ==========
                           LIABILITIES
Bonds

2002 (euro)1 billion bond issuance...............     1,026            1,125              99
1999 (euro)300 million bond issuance.............       306              323              17
                                                  --------------     ----------    ----------
   Total bonds...................................     1,332            1,448             116
Bank debt
Sodexho, Inc. borrowings.........................       490              491               1
Swap on intercompany loan with Sodexho, Inc......       (35)             (40)             (5)
Sodexho Alliance borrowings                              30               30               -
Other bank debt..................................        45               45               -
                                                  --------------     ----------    ----------
   Total bank debt...............................       530              526              (4)
Bank overdrafts. ................................        21               21               -
Other borrowings.................................        57               57               -
                                                  --------------     ----------    ----------
Total borrowings.................................     1,940            2,052             112
                                                  ==============     ==========    ==========
Other liabilities
SMS acquisition debt (1).........................        22                8             (14)
                                                  --------------     ----------    ----------
Total............................................     1,962            2,060              98
                                                  ==============     ==========    ==========

(1) A portion of the acquisition cost for the shares of Sodexho Marriott Services, Inc. (now Sodexho, Inc.) acquired in June 2001 related to the rollover of employee stock options, was considered payable in Sodexho Alliance shares, which have not yet been issued. A liability was recorded in other liabilities as of the acquisition date. This liability has been revalued to reflect the price paid by Sodexho Alliance for shares it acquired on the open market to be used in connection with this stock option program. As of August 31, 2005, the fair value of the debt arising on the acquisition of 53% of Sodexho, Inc. was (euro)14 million lower than its carrying amount.

  3.18   Maturities of other liabilities



                                                           Less                   More
                                            Net value at   than 1     1 to 5     than 5     August 31,
                                          August 31, 2005   year      years       years        2004
                                          ------------------------------------------------------------
Advances from clients................               173       167          3         3           123
Tax and employee liabilities.........             1,252       845          5       402         1,048
Other operating
liabilities..........................                73        73          -         -            64
Investment related liabilities.......                23         -         23         -            28
Financing related liabilities .......                 1         1          -         -             0
Deferred revenues....................                36        31          3         2            48
                                          ------------------------------------------------------------
Other liabilities                                 1,558     1,117         34       407         1,311
                                                        ================================
Deferred tax liabilities   (1)                       13                                           20
                                          --------------                                  ------------
Total                                             1,571                                        1,331
                                          ==============                                  ============

         (1) Not analyzed by maturity.

3.19   Tax and employee-related liabilities

     Retirement benefits

The total retirement benefit obligation as of August 31, 2005 was (euro)246 million and mainly comprised the following:

     o    (euro)113 million for plans in the United Kingdom;

     o    (euro)53 million for plans in Italy;

     o    (euro)25 million for plans in France;

     o    (euro)19 million for plans in the Netherlands.

The main assumptions used in measuring these obligations for the principal plans were as follows:



                                           France      Netherlands      United
                                                                       Kingdom
Discount ratae                              4.00%          4.00%        5.10%
Salary inflation rate                       2.50%          2.00%        3.95%
General inflation rate                      2.00%          2.00%        2.70%
Rate of return on plan assets                 N/A          5.90%        6.80%

3.20 Statement of Cash Flows - Additional Information

         3.20.1 Changes in working capital

     The table below provides additional information on the balance sheet line items impacting the cash flow statement, excluding exchange rate variations, changes in consolidation scope, or other variations not impacting cash flows.

                                                                                            Change in
                                   August 31,   Increase /   Securiti-     Translation   consolidation   August 31,
                                      2004      (decrease)   zation (2)    adjustments        scope          2005
                                   ----------   ----------   ----------    -----------   -------------   ----------
Loans receivable and other
financial investments      (1)             18            8                                                     26
Inventories......................         163           13                          1                         177
Advances to suppliers............           5                                                                   5
Accounts receivable..............       1,368           57          47             40             (4)        1,508
Other operating receivables......         222         (21)                        (3)                          198
Prepaid expenses..                         53          (2)                          4                           55
                                   ----------   ----------   ----------    -----------   -------------   ----------
Operating receivables.                  1,829           55          47             42             (4)        1,989
Investment related receivables...           3                                                                    3
Financing related receivables....          17           37        (47)                                           7
                                   ----------   ----------   ----------    -----------   -------------   ----------
Changes in assets                       1,849           92           -             42             (4)        1,979
                                   ==========   ==========   ==========    ===========   =============   ==========
Advances from customers                   123           30                         20                          173
Accounts payable.................       1,035           81                          5             (1)        1,120
Vouchers payable.................         843          123                         33               1        1,000
Taxes and social charges
payable..........................       1,048           53                    153 (*)             (2)        1,252

                                                                                            Change in
                                   August 31,   Increase /   Securiti-     Translation   consolidation   August 31,
                                      2004      (decrease)   zation (2)    adjustments        scope          2005
                                   ----------   ----------   ----------    -----------   -------------   ----------
Other operating payables.........          64            8                          1                           73
Deferred revenues.....                     48         (11)                        (1)                           36
                                   ----------   ----------   ----------    -----------   -------------   ----------
Operating liabilities                   3,161          284                        211             (2)        3,654
Investment related payables .....          28          (6)                          1                           23
Financing related payables ......           0            0                          1                            1
                                   ----------   ----------   ----------    -----------   -------------   ----------
Changes in liabilities                  3,189          278                        213             (2)        3,678
                                   ==========   ==========   ==========    ===========   =============   ==========
Net effect on working capital:
Change in working capital from
operating activities.............                      229
Change in working capital from                  ==========
investment activities                                  (6)
                                                ==========
Change in working capital from
financing activities                                  (37)
                                                ==========

(1) This item is included in Financial Investments in the Balance Sheet.

(2) The securitization affects the changes in working capital from financing activities.

(*) Includes the (euro)147 million impact of the change in method of accounting for retirement and other employee benefits.

       3.20.2  Changes in borrowings




                                                                                    Change in
                                    August 31,      Increase/     Translation   consolidation    August 31,
                                          2004      (decrease)    adjustments           scope          2005
                                    ----------      ----------    -----------   -------------    -----------
Bonds............................        1,332                                                        1,332
Bank borrowings..................          718           (179)            (9)                           530
Bank overdraft balances..........           23             (2)                                           21
Capital lease obligations........           46                                                           46
Other borrowings.................            9               2                                           11
                                    ----------      ----------    -----------   -------------    -----------
                                         2,128           (179)            (9)                         1,940
                                    ==========      ==========    ===========   =============    ===========

        3.20.3 Acquisitions and disposals of tangible and intangible assets and subsidiaries

                                                               Acquisitions   Disposals         Net
                                                               ------------   ----------   ---------
Tangible and intangible assets (*).......................             (201)          14       (187)
Variation in financial assets                                           (4)                     (4)
Less: tax effects on disposals                                                        1          1
                                                               ------------   ----------   ---------
Total change in tangible and intangible assets                        (205)          15       (190)

Acquisitions (disposals) of subsidiaries.................               (5)                     (5)
Less: cash in acquired and disposed of companies, net                    1           (3)        (2)
Less: tax effects on disposals
Net cash from changes in consolidation scope                            (4)          (3)        (7)
                                                               ------------   ----------   ---------
TOTAL                                                                 (209)          12       (197)
                                                               ============   ==========   =========

       (*) includes other deferred charges relating to fixed assets.


     3.21    Commitments

       3.21.1    Off balance sheet commitments

     The Group has entered into agreements to purchase or sell shares in companies. None of the estimated obligations in connection with these arrangements is considered to either have, or be reasonably likely to have, a current or future material effect on the Group's financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

     Commitments made as of August 31, 2005 (millions of euro) were as follows:



                                                                     August 31, 2005           August 31, 2004
                                                      ---------------------------------------- ---------------
                                                                   1 - 5
                                                      < 1 year     years     >5 years   Total      Total
                                                     ----------   ------     --------   ------  -----------
Financial guarantees to third parties........               100       50           10      160        74
Performance bonds on operating leases........                 8       10            9       27        38
Client performance bonds ....................                 8        8            -       16        16
Other commitments............................                 1        5            1        7         7
                                                     ----------   ------     --------   ------  -----------
Total                                                       117       73           20      210       135
                                                     ==========   ======     ========   ======  ===========

         The increase of (euro)86 million in financial guarantees to third parties primarily relates to new letters of credit written in the United States in favor of third party workers' compensation insurance carriers.

Sureties:

       In connection with its Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries have secured cash amounts with different financial institutions, totaling (euro)9 million as of August 31, 2005. Other surety arrangements (security granted over equipment or buildings used for collateral) agreed to by Sodexho Alliance and its subsidiaries during fiscal 2005 were not material.

     3.21.2 Commitments to purchase or sell shares in companies

     Commitments made:

o    Abra (subsidiary of Sodexho Scandinavian Holding AB)

     The Group, through its Sodexho Scandinavian Holding AB subsidiary, has entered into a put agreement with the minority shareholders of Abra (located in Norway) to acquire the remaining 4% of the shares outstanding by November

2005, at the latest, for a price based upon a profit multiple. The minimum purchase price amount is (euro)0.5 million and based on current projections, is estimated at (euro)1.1 million.

o    Altys Multiservices

     The Group has entered into a put agreement to acquire 18.5% of the shares of Altys Multiservice from the minority shareholders between October 1 and November 30, 2005, and 1.5% between October 1 and November 30, 2007, for a purchase price based on a multiple of the average economic profits, as defined contractually in the year of exercise with an adjustment based on the following year's results. In the fourth quarter of calendar 2005, the Group acquired the 20% held by the minority shareholders for consideration of (euro)10.6 million.

o    Sodexho Italia

     The Group has entered into a put agreement to acquire the remaining 2% of the shares of Sodexho Italia from the minority shareholders on July 1, 2010, at the latest, for a purchase price based on a multiple of the average economic profits, as defined contractually.

o    Smiling Faces

     The Group, via its subsidiary Sodexho Scandinavian Holding AB, entered into a put agreement to acquire between 2006 and 2012 the remaining 30% of the shares of Smiling Faces (Finland). The purchase price is based on earnings multiples, and based on current projections is estimated at (euro)2.1 million. At the start of September 2005, Sodexho, Inc. bought out these minority interests.

     Commitments received:

     Patriot Medical Technologies, Inc.

     The minority shareholders of Patriot Medical Technologies, Inc have entered into a call agreement with the Group, which allows the Group, during the period from September 3, 2003 and September 3, 2005, to acquire the remaining outstanding shares of Patriot Medical Technologies, Inc, if any, for the greater of U.S. $2 million and five times Patriot Medical Technologies, Inc.'s EBITDA, reduced by adjustments defined in the contract between the parties. At the beginning of September 2005, Sodexho, Inc. acquired the minority interests.

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

     The exercise of the put and call agreements described above would not have a material impact on the consolidated financial statements.

     3.21.3 Other commitments

     Securitization

During fiscal 1999 our food management and services subsidiaries in the United Kingdom entered into a long-term agreement to securitize without recourse a portion of their accounts receivable. As of August 31, 2004, the amount securitized totaled GBP 32.4 million ((euro)48 million). The securitization program was terminated in June 2005.

     The reduction in securitization of (euro)47 million (excluding currency effects) compared to August 31, 2004 is included under the caption "Change in working capital from financing activities" in the statement of cash flows.

     3.21.4 Commitments for stock options in Sodexho Alliance shares

The group, through its stock option plans, is committed to deliver 1,565,122 Sodexho Alliance shares to employees of Sodexho, Inc. at an average price of $28.95 in connection with the acquisition of 53% of the shares of Sodexho Marriott Services in June 2001. As of August 31, 2005 all of these options were exercisable.

     To date, 5,996,468 Sodexho Alliance shares have been granted by the Board of Directors to employees of the Group in connection with various stock option plans.

                                   Exercisable period

                                                                        Number of options
                                                                          Outstanding on
    Issuance date       From              To         Exercise price      August 31, 2005
------------------  -------------   --------------   ----------------   ------------------
January 2001         March 2005      January 2006         (euro)48.42           140,829
January 2002        January 2006     January 2007         (euro)47.00           369,761
January 2002        January 2006     January 2008         (euro)47.00           994,371
September 2002       April 2006       March 2008          (euro)47.00            12,000
October 2002        October 2006     October 2007         (euro)21.87             2,335
January 2003        January 2004     January 2009         (euro)24.00         2,446,941
June 2003           January 2004     January 2009         (euro)24.00            60,160
January 2004        January 2005     January 2010         (euro)24.50           950,021
January 2005        January 2006     January 2011         (euro)23.10         1,000,050
June 2005             June 2006       June 2011           (euro)26.04            20,000
                                                                         -----------------
TOTAL                                                                         5,996,468
                                                                         =================


Number of options                                              Fiscal 2005
-----------------                                              -----------

Options outstanding as of September 1, 2004                      5,669,293

Options granted                                                  1,030,000

Options exercised                                                (171,946)

Forfeitures due to employee departures                           (310,222)

Forfeitures due to unmet performance objectives                  (220,657)
                                                               ------------
Options outstanding as of August 31, 2005                        5,996,468
                                                               ============


     A stock option plan was established for which the Group has committed to increase the capital of Sogeres for the benefit of the optionees and to buy their shares no later than February 20, 2008. In connection with this agreement, a liability of (euro)4.9 million was recorded in the consolidated financial statements as of August 31, 2005.

     3.21.5 Commitments for operating leases


     As of August 31, 2005, over the residual life of operating leases, the total future payments are as follows:

     o    Less than one year:                            (euro)99 million

Greater than one year and less than five years       (euro)166 million

     More than five years:                                 (euro)25 million

     Operating lease commitments relate to central kitchens under tri-partite agreements and counter-guarantees from French local authorities for (euro)50 million; rent for office space for (euro)135 million; and various equipment (site equipment, vehicles, and other equipment) for (euro)105 million.


4.  Other information

4.1 Compensation, advances, loans and retirement plan commitments made to members of the Sodexho Alliance Board of Directors and the Group presidents and Chief Operating Officers are as follows:

           Compensation                                  (euro)0.38 million
           Advances and loans                                     None
           Defined contribution retirement plan          (euro)0.22 million

4.2  Related parties


     As of August 31, 2005, Bellon SA held 36.83% of the capital of Sodexho Alliance. Pursuant to an agreement between Bellon SA and Sodexho Alliance, Bellon SA invoiced Sodexho Alliance (euro)4 million for consulting and advisory services during fiscal 2005.

     Sodexho Alliance paid dividends of (euro)41 million to Bellon SA during fiscal 2005.

     Transactions with other related companies comprise loans and off balance sheet commitments related to equity method investees as well as investments (see notes 3.8 and 3.8.1).



                                                      August 31,
                                                  2005         2004
                                             -------------  -----------
          Loans:
          Equity-method invetees                      20            17
          Other unconsolidated companies               2             2
          Off-balance sheet commitments:
          Equity-method investees                     19            16
          Other unconsolidated companies              13            12
          Performance bonds to clients:
          Equity-method investees                     13            13

4.3.  Litigation

     On March 8, 2001, ten current and former employees Marriott Management Services, Inc., later known as Sodexho Marriott Services, Inc. and now known as Sodexho, Inc., filed a lawsuit alleging that they and other African-Americans were discriminated against in promotions on the basis of their race. On June 25, 2002, the district court certified the case as a class action for purposes of determining liability. On April 27, 2005, Sodexho, Inc. agreed to settle the lawsuit in order to avoid protracted legal proceedings, but without admitting liability.This Judge subsequently approved the settlement on August 10, 2005.

     Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class' attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. The Group anticipates that these payments will be made during the second half of fiscal 2006. A supplementary provision of $78 million ((euro)61 million) has been recognized in the financial statements for fiscal 2005, to cover settlement payments and defense costs net of insurance. This settlement had a net negative impact of (euro)38 million on the consolidated income statement for the year ended August 31, 2005.


     Following an investigation into the financial condition of Banco Santos by the intervenor representing the Central Bank of Brazil, Sodexho Pass do Brazil is involved in disputes with Banco Santos and a mutual fund concerning the existence of balances outstanding for the principal amount of (euro)18 million. Sodexho Pass do Brazil and Banco Santos have each commenced legal proceedings against the other in this matter. Sodexho Pass do Brazil vigorously denies that it owes any amounts in connection with these balances.

     We are involved in a number of other legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to the these proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.

     4.4 Subsequent Events


     There have been no significant events arising subsequent to August 31, 2005.

4.5 Group Employees

     As of August 31, 2005, the employees of the Group were as follows:



             Executives and middle management                 6,130
             Site managers and supervisory staff             33,020
             Front line service staff and other             285,296
                                                       -------------
             Total                                          324,446
                                                       =============

4.6..List of Subsidiaries

     A list of subsidiaries and the Group's percentage interest and the percentage of voting rights held is provided below. Unless indicated otherwise by a percentage, the Group owns 97% or more of the outstanding shares of the subsidiary. The annotation "N" denotes the ten companies consolidated for the first time in fiscal 2005. Two of these companies were acquired during the year, and the remainder were newly created entities or previously deconsolidated companies. The annotation "EM" denotes the eighteen companies accounted for by the equity method. All other companies are fully consolidated.



                                                                             % voting    Principal
                                                                 % interest   rights      activity    Country
       -------------------------------------------------------------------------------------------------------
       France
       -------- ----------------------------------------------------------------------------------------------
                SOCIETE FRANCAISE DE RESTAURATION (sub-group)                                  FMS     France
                ----------------------------------------------------------------------------------------------
                ALTYS MULTISERVICE                                      80%       80%          FMS     France
                ----------------------------------------------------------------------------------------------
                ALTYS GESTION                                                                  FMS     France
                ----------------------------------------------------------------------------------------------
                SOCIETE FRANCAISE DE SERVICES                                                  FMS     France
                ----------------------------------------------------------------------------------------------

                                                                                     % voting     Principal
                                                                         % interest   rights       activity     Country
       -------------------------------------------------------------------------------------------------------------------
       France
                ----------------------------------------------------------------------------------------------------------
                SOCIETE FRANCAISE DE RESTAURATION ET SERVICES                                              FMS     France
                (SUB-GROUP)
                ----------------------------------------------------------------------------------------------------------
                SODEQUIP                                                                                   FMS     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PRESTIGE                                                                           FMS     France
                ----------------------------------------------------------------------------------------------------------
                SIR                                                                                        FMS     France
                ----------------------------------------------------------------------------------------------------------
                CIR                                                                                        FMS     France
                ----------------------------------------------------------------------------------------------------------
                SIGES                                                                                      FMS     France
                ----------------------------------------------------------------------------------------------------------
                LA NORMANDE SA                                                                             FMS     France
                ----------------------------------------------------------------------------------------------------------
                HEDELREST                                                                                  FMS     France
                ----------------------------------------------------------------------------------------------------------
                RGC                                                                                        FMS     France
                ----------------------------------------------------------------------------------------------------------
                SAGERE                                                                                     FMS     France
                ----------------------------------------------------------------------------------------------------------
                SOGERES (sub-group)                                                                        FMS     France
                ----------------------------------------------------------------------------------------------------------
                BATEAUX PARISIENS (sub-group)                                                              FMS     France
                ----------------------------------------------------------------------------------------------------------
                ARMEMENT LEBERT BUISSON                                                                    FMS     France
                ----------------------------------------------------------------------------------------------------------
                SOCIETE DES THERMES DE NEYRAC-LES-BAINS                                                    FMS     France
                ----------------------------------------------------------------------------------------------------------
                EMIS                                                                                       FMS     France
                ----------------------------------------------------------------------------------------------------------
                CATESCO                                                                                    FMS     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO CHEQUES ET CARTES DE SERVICES                                                      SVC     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS INTERNATIONAL                                                                 HOL     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO FRANCE                                                                             HOL     France
                ----------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO SAS                                                                      HOL     France
                ----------------------------------------------------------------------------------------------------------
                SOFINSOD                                                                                   HOL     France
                ----------------------------------------------------------------------------------------------------------
                ETINBIS                                                                                    HOL     France
                ----------------------------------------------------------------------------------------------------------
                ETIN                                                                                       HOL     France
                ----------------------------------------------------------------------------------------------------------
                GARDNER MERCHANT GROUPE                                                                    HOL     France
                ----------------------------------------------------------------------------------------------------------
                LOISIRS DEVELOPPEMENT                                                                      HOL     France
                ----------------------------------------------------------------------------------------------------------
                HOLDING ALTYS                                                                              HOL     France
                ----------------------------------------------------------------------------------------------------------
                ASTILBE                                                                                    HOL     France
                ----------------------------------------------------------------------------------------------------------
                HOLDING SOGERES                                                                            HOL     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO AMERIQUE DU SUD                                                                    HOL     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO MANAGEMENT                                                                         HOL     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO CONTINENTAL EUROPE                                                                 HOL     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO ASIE OCEANIE                                                                       HOL     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO IS AND  T                                                                          HOL     France
                ----------------------------------------------------------------------------------------------------------
                SIGES GUYANE                                                                               FMS     France
                ----------------------------------------------------------------------------------------------------------
                SOCIETE HOTELIERE DE TOURISME DE GUYANE                                                    FMS     France
                ----------------------------------------------------------------------------------------------------------
                SODEX'NET                                                                                  FMS     France
                ----------------------------------------------------------------------------------------------------------
                GUYANE PROPRETE                                                                            FMS     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO GUYANE                                                                             FMS     France
                ----------------------------------------------------------------------------------------------------------
                SOCIETE GUYANAISE DE PROTECTION ET GARDIENNAGE                                             FMS     France
                ----------------------------------------------------------------------------------------------------------
                SODEXHO ANTILLES                                                                           FMS     France
                ----------------------------------------------------------------------------------------------------------

                                                                     % interest   % voting    Principal       Country
                                                                                   rights      activity
       -------------------------------------------------------------------------------------------------------------------
       Americas
       -------------------------------------------------------------------------------------------------------------------
                SODEXHO, INC. (sub-group)                                                             FMS   United States
                ----------------------------------------------------------------------------------------------------------
                SODEXHO CANADA (sub-group)                                                            FMS          Canada
                ----------------------------------------------------------------------------------------------------------
                SPIRIT CRUISES                                                                        FMS   United States
                ----------------------------------------------------------------------------------------------------------
                DELTA CATERING MANAGEMENT                                   49%          49%          FMS   United States
                ----------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO USA, INC.                                                           HOL   United States
                ----------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO PARTNERSHIP                                                         FMS   United States
                ----------------------------------------------------------------------------------------------------------
                UNIVERSAL SERVICES ENTERPRISES LLC                                                    HOL   United States
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS USA                                                                      SVC   United States
                ----------------------------------------------------------------------------------------------------------
                ENERGY CATERING SERVICES LLC                                                          FMS   United States
                ----------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO EMPRESA DE SERVICIOS Y CAMPAMENTOS                                  FMS       Venezuela
                ----------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO SERVICES DE VENEZUELA                                               FMS       Venezuela
                ----------------------------------------------------------------------------------------------------------
                UNIVERSAL SERVICES DO BRAZIL LTDA                                                     FMS          Brazil
                ----------------------------------------------------------------------------------------------------------
                SODEXHO DO BRAZIL COMERCIAL LTDA                                                      FMS          Brazil
                ----------------------------------------------------------------------------------------------------------
                SODEXHO ARGENTINA                                                                     FMS       Argentine
                ----------------------------------------------------------------------------------------------------------
                SODEXHO COLOMBIA                                            65%          65%          FMS        Colombia
                ----------------------------------------------------------------------------------------------------------
                SODEXHO VENEZUELA ALIMENTACION Y SERVICIOS                  70%          70%          FMS       Venezuela
                ----------------------------------------------------------------------------------------------------------
                SODEXHO COSTA RICA                                                                    FMS      Costa Rica
                ----------------------------------------------------------------------------------------------------------
                SODEXHO MEXICO                                                                        FMS          Mexico
                ----------------------------------------------------------------------------------------------------------
       EM       DOYON UNIVERSAL SERVICES JV                                 50%          50%          FMS   United States
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PERU                                                                          FMS            Peru
                ----------------------------------------------------------------------------------------------------------
       EM       BAS                                                         33%          33%          FMS           Chile
                ----------------------------------------------------------------------------------------------------------
       EM       BAS II                                                      33%          33%          FMS           Chile
                ----------------------------------------------------------------------------------------------------------
                SIGES CHILE                                                                           FMS           Chile
                ----------------------------------------------------------------------------------------------------------
                SODEXHO CHILE (sub-group)                                                             FMS           Chile
                ----------------------------------------------------------------------------------------------------------
                SODEXHO SERVICIOS DE PERSONAL                                                         FMS          Mexico
                ----------------------------------------------------------------------------------------------------------
                SODEXHO MANTENIMIENTO Y SERVICIOS                                                     FMS          Mexico
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS DO BRAZIL                                                                SVC          Brazil
                ----------------------------------------------------------------------------------------------------------
                CARDAPIO INFORMATICA                                                                  SVC          Brazil
                ----------------------------------------------------------------------------------------------------------
                NATIONAL ADMINISTRACAO DE RESTAURENTES                                                SVC          Brazil
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS CHILE                                                                    SVC           Chile
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS VENEZUELA                                      64%          64%          SVC       Venezuela
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS DE COLOMBIA                                    51%          51%          SVC        Colombia
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS PEROU                                                                    SVC            Peru
                ----------------------------------------------------------------------------------------------------------
                SODEXHO PASS PANAMA                                         51%          51%          SVC          Panama
                ----------------------------------------------------------------------------------------------------------
                LUNCHEON TICKETS                                                                      SVC       Argentina
                ----------------------------------------------------------------------------------------------------------
                PRESTACIONES MEXICANAS SA  DE CV                                                      SVC          Mexico
                ----------------------------------------------------------------------------------------------------------
                SODEXHO SERVICIOS OPERATIVOS                                                          SVC          Mexico
                ----------------------------------------------------------------------------------------------------------

                                                                     % interest    % voting      Principal       Country
                                                                                    rights       activity
       ----------------------------------------------------------------------------------------------------------------------
       Africa
       ----------------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO AFRIQUE                                                                FMS          France
                -------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO NORTH AFRICA                                                           FMS          France
                -------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO NIGERIA                                                                FMS         Nigeria
                -------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO GABON                                       90%         90%            FMS           Gabon
                -------------------------------------------------------------------------------------------------------------
                SODEXHO ANGOLA                                                                           FMS          Angola
                -------------------------------------------------------------------------------------------------------------
                SODEXHO PASS TUNISIE                                          49%         49%            SVC         Tunisia
                -------------------------------------------------------------------------------------------------------------
                SODEXHO MAROC                                                                            FMS         Morocco
                -------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO GUINEA ECUATORIAL                           70%         70%            FMS      Eq. Guinea
                -------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO CAMEROUN                                    70%         70%            FMS        Cameroon
                -------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO CONGO                                                                  FMS           Congo
                -------------------------------------------------------------------------------------------------------------
                SODEXHO SOUTHERN AFRICA (sub-group)                           55%         55%            FMS       S. Africa
                -------------------------------------------------------------------------------------------------------------
                SODEXHO INVESTMENTS LTD                                                                  HOL       S. Africa
                -------------------------------------------------------------------------------------------------------------
                SODEXHO TANZANIA                                                                         FMS        Tanzania
       ----------------------------------------------------------------------------------------------------------------------





                                                                     % interest    % voting     Principal         Country
                                                                                    rights       activity
       ------------------------------------------------------------------------------------------------------------------------
       Europe
       ------------------------------------------------------------------------------------------------------------------------
                SODEXHO BELGIQUE                                                                        FMS            Belgium
                ---------------------------------------------------------------------------------------------------------------
                ALTYS BELGIQUE                                                                          FMS            Belgium
                ---------------------------------------------------------------------------------------------------------------
       N        SODEXHO SUISSE                                                                          FMS        Switzerland
                ---------------------------------------------------------------------------------------------------------------
                ALTYS SUISSE                                                                            FMS        Switzerland
                ---------------------------------------------------------------------------------------------------------------
                ALTYS DEUTSCHLAND                                                                       FMS            Germany
                ---------------------------------------------------------------------------------------------------------------
                ALTYS AUSTRIA GMBH                                                                      FMS            Austria
                ---------------------------------------------------------------------------------------------------------------
                ALTYS REPUBLIQUE TCHEQUE                                                                FMS     Czech Republic
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO LUXEMBOURG (SUB-GROUP)                                                          FMS         Luxembourg
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO ITALIA (SUB-GROUP)                                                              FMS              Italy
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO DOO                                                                             FMS           Slovenia
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO OY                                                                              FMS            Finland
                ---------------------------------------------------------------------------------------------------------------
                ABRA NORDIC VENDING OY                                                                  FMS            Finland
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO SCANDINAVIAN HOLDING AB (sub-group)                                             FMS             Sweden
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO ESPANA (sub-group)                                                              FMS              Spain
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PORTUGAL II RESTAURACAO E SERVICIOS                                             FMS           Portugal
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO HELLAS                                              58%           58%           FMS             Greece
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO CATERING AND SERVICES GMBH                                                      FMS            Germany
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO SERVICES GMBH                                                                   FMS            Germany
                ---------------------------------------------------------------------------------------------------------------
                PLAUEN MENU                                                               90%           FMS            Germany
                ---------------------------------------------------------------------------------------------------------------
                BARENMENU GMBH                                                                          FMS            Germany
                ---------------------------------------------------------------------------------------------------------------
                HDL CATERING                                                                            FMS            Germany
                ---------------------------------------------------------------------------------------------------------------

                                                                     % interest    % voting     Principal         Country
                                                                                    rights       activity
       ------------------------------------------------------------------------------------------------------------------------
       Europe
       ------------------------------------------------------------------------------------------------------------------------
       N        WJT CATERING                                                                            FMS            Germany
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO AO                                                                              FMS             Russia
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO EUROASIA                                                                        FMS             Russia
                ---------------------------------------------------------------------------------------------------------------
                IMAGOR SERVICES                                                                         HOL            Belgium
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO SPOLECNE STRAVOVANI A SLUZBY                                                    FMS     Czech Republic
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO SKOLNI JIDELNY SRO                                                              FMS     Czech Republic
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO SPOLOCNE STRAVOVANIE A SLUZBY                                                   FMS           Slovakia
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO MAGYARORSZAG KFT                                                                FMS            Hungary
                ---------------------------------------------------------------------------------------------------------------
                ZONA VENDEGLATO KFT                                                                     FMS            Hungary
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO TOPLU YEMEK                                                                     FMS             Turkey
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO POLSKA SP. ZOO                                                                  FMS             Poland
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO MM CATERING GMBH                                                                FMS            Austria
                ---------------------------------------------------------------------------------------------------------------
       EM       AGECROFT PRISON MANAGEMENT                                  50%           50%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO SERVICES GROUP LTD                                                              HOL     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       EM       HPC LIMITED                                                 25%           25%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO INTERNATIONAL HOLDINGS LTD                                                      HOL     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                KEYLINE TRAVEL MANAGEMENT                                                               FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO LIMITED                                                                         FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PRESTIGE LIMITED                                                                FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO SCOTLAND                                                              FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                HARMONDSWORTH DETENTION SERVICES LTD                        51%           51%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                UKDS                                                                                    FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       EM       SODEXHO CATALYST ROMFORD HAVERING                           25%           25%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       EM       SODEXHO CATALYST ROEHAMPTON                                 25%           25%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                TILLERY VALLEY FOODS LIMITED                                                            FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                RUGBY HOSPITALITY 2003 LTD                                  55%           55%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO DEFENCE SERVICES LIMITED                                                        FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO LAND TECHNOLOGY LIMITED                                                         FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO INVESTMENTS SERVICES LIMITED                                                    FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       N, EM    MANCHESTER ROYAL INFIRMARY PFI                              25%           25%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       EM       PETERBOROUGH PRISON MANAGEMENT LIMITED                      33%           33%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       EM       ASHFORD PRISON SERVICES LIMITED                             33%           33%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO HOLDINGS LTD                                                                    HOL     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO EDUCATION SERVICES LTD                                                          FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO MANAGEMENT SERVICES LTD                                                         FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO HEALTHCARE SERVICES LTD                                                         FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO SUPPORT SERVICES                                                                HOL     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO NORWAY                                                                FMS             Norway
                ---------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO HOLDINGS LTD                                                          HOL     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                UNIVERSAL SERVICES EUROPE LTD                                                           HOL     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                UNIVERSAL SODEXHO THE NETHERLANDS BV                                                    FMS        Netherlands
                ---------------------------------------------------------------------------------------------------------------
                UNIVERSAL SERVICES EUROPE-ISLANDE                                                       FMS            Iceland
                ---------------------------------------------------------------------------------------------------------------
                PRIMARY MANAGEMENT ALDERSHOT                                60%           60%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       EM       MERCIA HEALTHCARE HOLDINGS LTD                              25%           25%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       EM       SOUTH MANCHESTER HEALTHCARE LTD                             25%           25%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
       N        RUGBY TRAVEL AND  HOSPITALITY'07                            80%           80%           FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------

                                                                     % interest    % voting     Principal         Country
                                                                                    rights       activity
       ------------------------------------------------------------------------------------------------------------------------
       Europe
       ------------------------------------------------------------------------------------------------------------------------
                SODEXHO HOLDINGS - IRELAND LTD                                                          HOL            Ireland
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO IRELAND LIMITED                                                                 FMS            Ireland
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO BV (sub-group)                                                                  FMS        Netherlands
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS BELGIQUE                                                                   SVC            Belgium
                ---------------------------------------------------------------------------------------------------------------
                SPECIAL EVENT                                                                           SVC            Belgium
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS LUXEMBOURG                                                                 SVC         Luxembourg
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS GMBH                                                                       SVC            Germany
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO CARD SERVICES GMBH                                                              SVC            Germany
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS SRL                                                                        SVC              Italy
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS ESPANA                                                                     SVC              Spain
                ---------------------------------------------------------------------------------------------------------------
                TICKET MENU                                                                             SVC              Spain
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS AUSTRIA GMBH                                                               SVC            Austria
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS LIMITED                                                                    SVC     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS HUNGARIA KFT                                                               SVC            Hungary
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS BULGARIA                                                                   SVC           Bulgaria
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS CESKA REPUBLIKA                                                            SVC     Czech Republic
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS SLOVAK REPUBLIC                                                            SVC           Slovakia
                ---------------------------------------------------------------------------------------------------------------
       N        CHEQUE LIST                                                 67%           67%           SVC            Belgium
                ---------------------------------------------------------------------------------------------------------------
       N        SODEXHO PASS CENTRAL EUROPE                                                             SVC        Netherlands
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS POLSKA                                                                     SVC             Poland
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO RESTORAN SERVISLERI AS                              80%           80%           SVC             Turkey
                ---------------------------------------------------------------------------------------------------------------
                NETSER                                                      40%           50%           SVC             Turkey
                ---------------------------------------------------------------------------------------------------------------
                SODEXHO PASS ROMANIA                                                                    SVC            Romania
                ---------------------------------------------------------------------------------------------------------------
                CATAMARAN CRUISERS                                                                      FMS     United Kingdom
                ---------------------------------------------------------------------------------------------------------------
                COMPAGNIE FINANCIERE AURORE INTERNATIONAL                                               HOL            Belgium
                ---------------------------------------------------------------------------------------------------------------
                PAKZON                                                                                  HOL        Netherlands
       ------------------------------------------------------------------------------------------------------------------------




                                                                    % interest    % voting      Principal          Country
                                                                                   rights        activity
       -------------------------------------------------------------------------------------------------------------------------
       Asia, Australasia, Middle East
       -------------------------------------------------------------------------------------------------------------------------
                KELVIN CATERING LTD                                          49%         49%             FMS        United Arab
                                                                                                                       Emirates
                ----------------------------------------------------------------------------------------------------------------
                TEYSEER SERVICES COMPANY                                     49%         49%             FMS              Qatar
                ----------------------------------------------------------------------------------------------------------------
                RESTAURATION FRANCAISE (NOUVELLE-CALEDONIE)                  72%         72%             FMS             France
                ----------------------------------------------------------------------------------------------------------------
                SODEXHO NOUVELLE-CALEDONIE                                   54%         54%             FMS             France
                ----------------------------------------------------------------------------------------------------------------
                SRRS (LA REUNION)                                                                        FMS             France
                ----------------------------------------------------------------------------------------------------------------
                SODEXHO SINGAPORE                                                                        FMS          Singapore
                ----------------------------------------------------------------------------------------------------------------
                SODEXHO MALAYSIA                                                                         FMS           Malaysia
                ----------------------------------------------------------------------------------------------------------------
                SODEXHO HONG KONG LTD                                                                    FMS          Hong Kong
                ----------------------------------------------------------------------------------------------------------------
       EM       SODEXHO HEALTHCARE SUPPORT SERVICES (THAILAND)             26%           26%             FMS           Thailand
                ----------------------------------------------------------------------------------------------------------------
                SODEXHO KOREA CO LTD                                                                     FMS              Korea
                ----------------------------------------------------------------------------------------------------------------

                                                                         %        % voting      Principal
                                                                      interest      rights       activity           Country
       ------------------------------------------------------------ ----------- ------------- --------------- ------------------
       Asia, Australasia, Middle East
       ------------------------------------------------------------ ----------- ------------- --------------- ------------------
                Universal Sodexho Eurasia                                                                FMS     United Kingdom
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Aims Corporation                                                                         FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
       N, EM    Mowlem Sodexho                                               50%         50%             FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Universal Remote Sites Services                                                          FMS          Singapore
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                PT Universal Ogden Indonesia                                                             FMS          Indonesia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Altys Multi-Services pty                                                                 FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Australia                                                                        FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Rugby Hospitality 2003 Pty                                   55%        100%             FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
       EM       Serco Sodexho Defence Services pty Ltd                       50%         50%             FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Venues Australia Pty                                                             FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
       EM       Serco Sodexho Defence Services New Zealand                   50%         50%             FMS        New Zealand
                --------------------------------------------------- ----------- ------------- --------------- ------------------
       N        Sodexho New Zealand                                                                      FMS        New Zealand
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Universal Sodexho pty ltd                                                                FMS          Australia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Tianjing Service Management Company ltd                                          FMS              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho (Shanghai) Management Services Company ltd                                       FMS              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Services Company ltd Shanghai                                                    FMS              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
       N, EM    Shanghai SAIC Sodexho Services Co. Ltd                       49%         49%             FMS              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho (Suzhou) Services Company Ltd                                                    FMS              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Beijing Sodexho Service Company ltd                                                      FMS              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho (Guangzhou) Management Services ltd                                              FMS              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Pass Shanghai                                                                    SVC              China
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho India                                                                            FMS              India
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Pass Services India                                  74%         74%             SVC              India
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Pass, Inc.                                           60%         60%             SVC        Philippines
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sodexho Services Lebanon                                     60%         60%             FMS            Lebanon
                --------------------------------------------------- ----------- ------------- --------------- ------------------
       N        Universal Sodexho laos                                                                                     Laos
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                SISA.UAE                                                                                 FMS        United Arab
                                                                                                                       Emirates
                --------------------------------------------------- ----------- ------------- --------------- ------------------
       EM       Sodexho Kazmunaigas Services                                 49%         49%             FMS         Kazakhstan
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Sakhalin Support Services                                    95%         95%             FMS             Russia
                --------------------------------------------------- ----------- ------------- --------------- ------------------
                Allied Support                                                                           FMS             Russia
       -------- --------------------------------------------------- ----------- ------------- --------------- ------------------
       Business : FMS = Food and Management Services, SVC = Service Vouchers and Cards, HOL = Holding company

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

     Restatement

     In connection with the implementation of International Financial Reporting Standards (IFRS), which will become the Group's primary reporting GAAP effective for fiscal 2006, the Group determined that certain of the adjustments to reconcile shareholders' equity and net income from French GAAP to U.S. GAAP as previously reported as of and for the years ended August 31, 2004, 2003, 2002 and 2001, were not properly accounted for. As a result, the Group has decided to restate its previously issued reconciliations to U.S. GAAP of net income and shareholders' equity.

     The errors principally pertain to (i) foreign currency translation adjustments related to goodwill and intangible assets denominated in euro in French GAAP but required to be reported in the currency of the acquired entity in U.S. GAAP; (ii) adjustments pertaining to retirement plans which were determined to be incomplete and contained errors in the application of SFAS 87; and (iii) other adjustments which mainly included the use of the effective interest method in accounting for debt issuance costs in connection with one of the Group's borrowing arrangements resulted in a difference as compared to the straight-line method, due to the timing of the repayments. Following is a summary of the effects of the restatement on the years presented.

                                                                   Basic      Diluted
                                            Operating     Net     Earnings    Earnings     Total      Total
                                  Revenues   Income      Income   per Share   per Share    Assets     Equity
                                  --------   ------      ------   ---------   ---------    ------     ------
Fiscal 2004
Previously reported                11,502       388       169        1.08        1.08      7,472      1,651
Adjustments:
Business combinations -
currency related                        -         2         2         .01         .01       (76)       (73)
Business combinations and
intangible assets - other               -       (2)       (2)       (.01)       (.01)       (13)       (12)
Pensions and postretirement
benefits                                -         2         1         .01         .01          6       (16)
Other                                   -       (4)       (1)       (.01)       (.01)          4        (8)
                                  --------   ------      ------   ---------   ---------    ------     ------
                                        -       (2)         -           -           -       (79)      (109)
                                  --------   ------      ------   ---------   ---------    ------     ------
As restated                        11,502       386       169        1.08        1.08      7,393      1,542
                                  =======    ======      ======   ========    =========    ======     ======
Fiscal 2003
Previously reported                11,690       400       147        0.94        0.94
Adjustments:
Business combinations -
currency related                        -         1         1           -           -
Business combinations and
intangible assets - other               -       (2)       (1)           -           -
Pensions and postretirement
benefits                                -         1         1         .01         .01
Other                                   -         4         -           -           -
                                  --------   ------      ------   ---------   ---------
Adjustment                              -         4         1        0.01        0.01
                                  --------   ------      ------   ---------   ---------
As restated                        11,690       404       148        0.95        0.95
                                  =======    ======      ======   ========    =========

5.1   Reconciliation of consolidated net income (loss)

                                                               For the year ended August 31,
                                                        -----------------------------------------------
                                                             2005            2004            2003
                                                        -------------- --------------- ----------------
                                                         (millions of euro, except per-share amounts)

                                                                           Restated     Restated
Net income.................................................        159         183          162
                                                              ---------- ----------  -----------
U.S. GAAP adjustments: (1)
(a)   Business combinations................................         (15)       (24)         (40)
(b)  Stock-based compensation..............................          (1)        (4)           5
(c)  Pensions and postretirement benefits..................         (19)       (12)         (26)
(d)  Detachable stock purchase warrants....................           -         (5)          (6)
(e)  Investments in marketable equity securities                      -         (4)           -
(f)  Derivative financial instruments......................           2         (4)          22
(g)   Treasury shares......................................           6          2            4
(h)  Other, net............................................           3          6           (1)
(i)  Deferred income tax effect............................          20         31           28
                                                              ---------- ----------  -----------
Total U.S. GAAP adjustments................................          (4)       (14)         (14)
                                                              ---------- ----------  -----------
Net income, as determined under U.S. GAAP..................         155        169          148
                                                              ========== =========   ===========
Earnings per share, as determined under U.S. GAAP
(j)    Basic earnings per share............................        0.99       1.08         0.95
(j)    Diluted earnings per share..........................        0.99       1.08         0.95

-------------------------------------------
(1) Refer to note 5.4 for explanations.


   5.2   Reconciliation of consolidated shareholders' equity

                                                               August 31,
                                                        ------------------------
                                                          2005             2004
                                                        ----------- ------------
                                                         (millions of euro)
                                                                   Restated
Shareholders' equity.................................     2,136        2,192

U.S. GAAP adjustments: (1)
(a)  Business combinations............................     (490)        (439)
(b)  Stock-based compensation.........................        -            -
(c)  Pensions and postretirement benefits.............       50          (88)
(e)  Investments in marketable equity securities......        5           (3)
(f)  Derivative financial instruments.................        5            3
(g)  Treasury shares..................................      (69)        (111)
(h)  Other, net.......................................        8            7
(i)  Deferred income tax effects......................      (59)         (19)
                                                        ---------    ---------
Total U.S. GAAP adjustments...........................     (550)        (650)
                                                        ---------    ---------

                                                               August 31,
                                                        ------------------------
                                                          2005             2004
                                                        ----------- ------------
                                                           (millions of euro)
                                                                     Restated

Shareholders' equity, as determined under U.S. GAAP...    1,586        1,542
                                                        =========== ============
(1) Refer to note 5.3 for explanations.

   5.3 Notes to reconciliation of consolidated net income and consolidated shareholders' equity

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

     Under U.S. GAAP, all of the Group's business combinations are accounted for as purchases. In accordance with SFAS 141, Business Combinations, and related interpretations (APB 16 prior to July 1, 2001), the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks, workforce (prior to July 1, 2001 only) and software intangible assets were identified with respect to the Group's acquisitions. As a result, part of what was allocated to market share and goodwill under French GAAP is reallocated to these identified intangible assets for U.S. GAAP. The remaining excess of cost over fair value of the net assets acquired is recorded as goodwill. In accordance with SFAS 142 (APB 17 prior to September 1, 2001) all intangible assets acquired, including customer relationships, trademarks and software are amortized over their estimated useful lives. In accordance with APB 17, goodwill and assembled workforce were amortized through fiscal 2001; thereafter assembled workforce has been reclassified to goodwill, which is no longer amortized. A deferred tax liability is recorded with respect to all intangible assets except goodwill. Generally, the amount assigned to goodwill is increased by an amount equal to the deferred taxes recorded.

     A summary of the composition of the aggregate adjustments included in the reconciliations of consolidated net income (loss) related to the Group's business combinations follows:

                                                  For the year ended August 31,
                                                --------------------------------
                                                   2005       2004       2003
                                                ---------- ----------- ---------
                                                             Restated  Restated
                                                        (millions of euro)

     Sodexho, Inc.............................      (17)       (19)      (30)
     Gardner Merchant.........................      (10)       (10)       (9)
     Other....................................       12          7        (1)
                                                ---------- ----------- ---------
                                                    (15)       (24)      (40)
                                                ========== =========== =========

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

     As of August 31, 2005, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by (euro)1.3 billion, decrease intangible assets other than goodwill by
(euro)1.6 billion and increase deferred tax liabilities by (euro)0.2 billion. As of August 31, 2004, the principal effects on the Group's balance sheet related to the accounting for business combinations were to increase goodwill by (euro)1.3 billion, decrease intangible assets other than goodwill by
(euro)1.5 billion and increase deferred tax liabilities by (euro)0.3 billion.

     The following table presents the allocation of intangible assets and goodwill, their estimated useful lives and the related amortization expense.


                                                                                       Amortization Expense
                                                August 31,                             Year Ended August 31,
                                           -------------------     Estimated    -------------------------------------
                                              2005      2004      Useful Life       2005         2004         2003
                                           --------  ---------  --------------- ---------- ------------- ------------
                                                      Restated                                Restated     Restated
                                            (millions of euro)      (years)              (millions of euro)
Customer relationships.....................    1,458     1,480      10 - 19             64            70         84
Trademarks.................................       30        30         5                 -             -          -
Software and other.........................      214       216       3 - 7              33            36         30
Goodwill...................................    2,957     2,969                           -             -          -
                                             --------  --------                 ---------- ------------- -----------
                                               4,659     4,695                          97           106         113
                                                                                ====================================
Accumulated amortization...................   (1,110)   (1,010)
                                             -------- ---------
Total intangible assets and goodwill,          3,549     3,685
     net...................................  ======== =========


     Incremental U.S. GAAP amortization with respect to software and other intangible assets totaled zero, (euro)3 million and (euro)7 million in fiscal 2005, fiscal 2004 and fiscal 2003, respectively, and principally related to leased assets which are capitalized under U.S. GAAP but treated as operating leases under French GAAP.

     Additional information with respect to the differences between French GAAP and U.S. GAAP for the Group's significant acquisitions is provided below.

Sodexho, Inc. (formerly Sodexho Marriott Services, Inc.)

     In connection with the acquisition of the 53% of Sodexho, Inc. it did not already own, Sodexho Alliance agreed to convert the unvested stock options into unvested Sodexho Alliance stock options. Sodexho Alliance recorded a liability amounting to (euro)79 million in connection with this agreement, computed as the aggregate intrinsic value of the options (using the market value of the underlying shares of (euro)53.47 based on the average Sodexho Alliance share price over the 20 days preceding the transaction). The liability was recorded as part of the cost of the acquisition. For the years ended August 31, 2005 and 2004, the liability was reduced (with a corresponding benefit recorded in the income statement) by (euro)5.6 million and (euro)6.6 million, which was computed as the lesser of a) the original provision and b) the difference between (euro)53.47 per share and the acquisition cost of the related treasury shares (see note 5.3(f)).

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

  (b) Stock-based compensation

     Stock options

     The Group has historically granted certain employees options to purchase common shares of Sodexho Alliance. The accounting treatment under French GAAP is described below in note (f) Treasury shares. For U.S. GAAP, the Group has elected to account for its stock-based compensation plans in accordance with the intrinsic value method prescribed by APB Opinion No. 25 which requires that companies recognize total compensation cost equal to the excess, if any, of the market price of the share over the exercise price of the option on the measurement date. The measurement date is defined as the first date on which the number of shares the employee is entitled to receive and the exercise price are known. Option grants for which both the number of shares an employee is entitled to receive and the exercise price are known on the date of grant are referred to as "fixed" stock option grants. All other grants are considered to be "variable" stock option grants. For fixed stock option grants, total compensation cost is measured only once, on the date of grant. For variable stock option grants, this excess is estimated periodically at interim dates and final measurement occurs on the measurement date. Compensation expense for both fixed and variable option grants is recognized over the employee service period, which is generally the vesting period of the option, in accordance with the provisions of FIN 28. Total compensation expense recognized under U.S. GAAP with respect to these stock options was (euro)0.2 million, (euro)0.3 million and (euro)0.3 million and for each of the years ended August 31, 2005, 2004 and 2003, respectively.

     Other stock-based compensation

     In addition to traditional stock option plans, certain of the Group's subsidiaries have stock-based compensation plans whereunder an employee is granted a number of hypothetical shares in the subsidiary ("phantom shares"). The employee is entitled to any appreciation in the value, as determined by application of a formula based on a multiple of adjusted EBITA, of those phantom shares. The employee's interest in that appreciation vests 100% after completion of a service period (generally, between four and five years). For French GAAP, compensation expense is recognized currently for the amount of the total appreciation in the value of the phantom shares (or change in value in subsequent periods) as computed based on the contractual formula. For U.S. GAAP, the total compensation expense is computed in the same manner; however, the expense is recognized ratably over the service period. Total compensation expense recognized under U.S. GAAP with respect to these plans was (euro)2.5 million, (euro)2.3 million and (euro)1.4 million for the years ended August 31, 2005, 2004 and 2003 compared to (euro)1.3 million, (euro)3.5 million and
(euro)3.4 million recognized under French GAAP for the same period.

   (c) Pensions and postretirement benefits

     Under French GAAP, effective September 1, 2004, pension and similar obligations are accrued using the projected unit credit valuation method. Prior to that date, pension and similar obligations were accrued using the projected unit credit valuation method, except for funded plans to which the Group subsidiary made a contribution, where the amount of the contribution was recorded as the annual expense of the plan.

     Under U.S. GAAP, the Group accounts for its pension and postretirement benefit plans in accordance with SFAS 87, Employers' Accounting for Pensions and SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Transition obligations were calculated as of September 1, 1999 as permitted for companies outside the United States and amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other postretirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2005, 2004 and 2003, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as accumulated other comprehensive income, a component of shareholders' equity.

   (d) Derivative financial instruments

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

     Under U.S. GAAP, Sodexho, Inc.'s interest rate agreements have been designated as cash flow hedges in accordance with SFAS No. 133. These agreements had terminated as of August 31, 2005. For the fiscal year ended August 31, 2005 and through the termination date, these cash flow hedges were determined to be effective hedges, and accordingly, changes in fair value are reflected in the statement of comprehensive income. The aggregate adjustment related to derivative financial instruments accounted for as cash flow hedges in accordance with SFAS No. 133, which is included within the caption "Business combinations" in the reconciliations of consolidated shareholders' equity and consolidated net income (loss), amounted to an increase in consolidated shareholders' equity of (euro)0, (euro)8 and (euro)4 million as of August 31, 2005, 2004 and 2003, respectively.

   (e) Investments in marketable equity securities

     Under French GAAP, investments in marketable securities are recorded at cost, with unrealized losses recorded in the income statement. Under U.S. GAAP, investments in marketable equity securities are classified as trading, held-to-maturity and available-for-sale. Available-for-sale securities are reported at market value, with unrealized gains and losses excluded from earnings and recorded in equity as a separate component of other comprehensive income. Unrealized gains and losses are transferred from equity to income when realized. Unrealized losses which are considered other than temporary are transferred to the statement of operations when such determination is made.

   (f)   Treasury shares

     Under French GAAP, treasury shares are recorded, at cost, as an asset in a company's balance sheet when repurchased for re-issuance in connection with stock-based compensation plans. A provision is recorded for the difference between the fair market value of the treasury shares and their cost. An additional provision is also recorded for the difference, if any, between the fair market value of treasury shares (held and/or to be acquired by Sodexho Alliance) and the exercise price of stock options when such exercise price is lower than the fair market value ("in the money options"). The difference between the proceeds and the recorded cost, after giving consideration to provisions, if any, is recognized in the profit and loss account as a gain or loss. Under U.S. GAAP, treasury shares are recorded, at cost, as a reduction of shareholders' equity. Any difference between the recorded cost and proceeds received on a subsequent issuance of the shares is also reflected directly in equity.

   (g)   Other, net

     Other consists of the impacts on net income (loss) and shareholders' equity for the differences between U.S. GAAP and French GAAP summarized in the table below:

                                                  Net Income for the Year Ended    Shareholders' Equity
                                                           August 31,                as of August 31,
                                            ----------------------------------  --------------------------
                                                  2005        2004       2003         2005        2004
                                            ----------------------------------  --------------------------
                                                         Restated   Restated                 Restated
     Provisions for contingencies and losses           1         (2)       (1)             -        (1)
     Leases                                            -          1         1             (7)       (7)

                                                  Net Income for the Year Ended    Shareholders' Equity
                                                           August 31,                as of August 31,
                                            ----------------------------------  --------------------------
                                                  2005        2004       2003         2005        2004
                                            ----------------------------------  --------------------------
                                                         Restated   Restated                 Restated
     Scope of consolidation                            -           -        -           (1)         -
     Debt issuance costs                               4           1        1            1         (4)
     Equity method investees                         (6)           1       (3)          (8)        (2)
     Indirectly-held treasury shares                   1           2        1           32         32
     Deferred charges and other                        3           3        0           (9)       (11)
                                            ----------------------------------  -----------------------
     Total - Other, net                                3           6       (1)           8          7
                                            ==================================  =======================


         Provisions for contingencies and losses

      Under French GAAP, provisions for contingencies and losses are recorded when it is probable that there is a legal, equitable or constructive obligation to sacrifice economic benefits to a third party in the future without an expectation of receiving proceeds of a similar amount from the third party. Under U.S. GAAP, provisions for contingencies and losses (liabilities) are recognized for specific existing risks when the related loss is both estimable and probable and subject to additional criteria in certain situations, such as business combinations and restructurings. In accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, one-time termination benefits are recognized over the period in which the services are rendered.

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

      The aggregate impact of the capitalization of leases for U.S. GAAP on total assets is an increase of (euro)40 million and (euro)49 million as of August 31, 2005 and 2004, respectively. The aggregate impact on total liabilities (debt) is an increase of (euro)44 million and (euro)55 million as of August 31, 2005 and 2004, respectively.

..........Consolidation

     Under French GAAP, the Group does not consolidate certain insignificant subsidiaries. Under U.S. GAAP, the Group consolidates all subsidiaries which it has the ability to control regardless of significance. The net impact on the Group financial statements of consolidating these subsidiaries in U.S. GAAP was not material in any of the periods presented.

     Debt issuance costs

     Under French GAAP, debt issuance costs are capitalized and amortized straight-line over the life of the related debt. Under U.S. GAAP, debt issuance costs are capitalized and amortized over the life of the related debt using the effective interest method.

     Equity method investees

     French GAAP does not require that the underlying accounts of equity method investees be conformed to French GAAP. Under U.S. GAAP, the underlying financial statements of the Group's equity method investees have been conformed to U.S. GAAP. The principal adjustment related to derivative financial instruments held by the equity method investees, which were accounted for in accordance with SFAS 133.

     Indirectly-held treasury shares

    Under French GAAP, certain of the Group's outstanding common shares which are indirectly owned by consolidated subsidiaries of the Group are considered treasury shares (see note 3.13.1) and treated as a reduction of equity in the consolidated French GAAP financial statements. Under U.S. GAAP, these indirectly-held shares are not considered treasury shares because the subsidiaries of the Group do not control the entity which actually owns the shares in the Group. Therefore, no such reclassification between investments and shareholders' equity is made under U.S. GAAP. Indirectly-held treasury shares are considered outstanding for purposes of computing earnings-per-share under French and U.S. GAAP.

     Deferred charges and other

    Under French GAAP, certain costs, such as costs incurred for strategic consultancy studies and, in certain cases, contract start-up costs, can be capitalized and amortized over their estimated useful lives of three to five years, if the cost is expected to provide a future benefit. U.S. GAAP requires that such costs be expensed as incurred.

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

     The number of shares used to compute basic and diluted earnings per share under U.S. GAAP is summarized below:

                                                     August 31,
                                      ----------------------------------------
                                          2005          2004          2003
                                      ------------- ------------- ------------
Basic earnings per share.............  155,838,789   156,381,370   156,422,010
Diluted earnings per share...........  155,838,789   156,381,370   156,422,141

     5.4 New U.S. GAAP accounting pronouncements

     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs--An Amendment of ARB No. 43, Chapter 4." The provisions of SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and are not expected to have a material effect on the Group's financial statements.

     In December 2004, the FASB issued a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," which also supersedes APB Opinion No. 25, "Accounting for Stock Issued to its Employees," and its related implementation guidance. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, and recognize the cost over the period during which an employee is required to provide service in exchange for the award--the requisite service period. This Statement is effective for annual reporting periods beginning after June 15, 2005, and applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Group is currently evaluating the provisions of this Statement. Adoption of the Statement as of the beginning of fiscal 2006 using the modified prospective transition method will result in a reduction of reported earnings.

      On March 30, 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies the term "conditional asset retirement obligation" as used in FASB Statement No.
143. The Interpretation is effective for Sodexho no later than the end of fiscal 2006. The Group is currently evaluating the Interpretation, but has not yet determined what effect adoption will have on the consolidated financial statements.


     5.5 Other disclosures

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

     Intangible assets and goodwill are written down to estimated net realizable value when negative conditions are identified. Impairment is determined based on an estimation of value and future benefits of the intangible assets. Should this determination indicate that an intangible asset or goodwill is impaired, the related amortization period is revised or an impairment loss is recognized. Impairment for market share intangible assets are recognized as an impairment loss in accordance with the policy described in note 1.

          (b) Allowance for doubtful accounts

     Set forth below is a table which provides information on the Group's allowance for doubtful accounts.

                                                      August 31,
                                         -----------------------------------
                                             2005       2004       2003
                                         ---------- ------------ -----------
                                                    (millions of euro)

Balance at beginning of period                 78        64         60
Additions                                      25        31         14
Deductions                                    (24)      (13)        (3)
Scope of consolidation and currency
translation adjustment                          -        (4)        (7)
                                         ---------- ------------ -----------

                                                      August 31,
                                         -----------------------------------
                                             2005       2004       2003
                                         ---------- ------------ -----------
                                                    (millions of euro)

Balance at end of period                       79        78         64
                                         ========== ============ ===========

(c)  IAS 7 Consolidated Statements of Cash Flow

     Following are consolidated statements of cash flows presented in accordance with IAS 7:

                                                                               Years ended August 31,
                                                                         ---------------------------------------
                                                                            2005         2004          2003
                                                                         ----------- ------------ --------------
                                                                                 (millions of euro)
Cash flows from operating activities
Group net income.......................................................        159           183          162
Minority interests in net income.......................................         10            14            9
Net (income) loss from equity method investees, net of  dividends
     received..........................................................          -             3           (1)
Less:
     Income taxes......................................................        102           109          134
     Accrued interest..................................................         97           111          141
Adjustments for:
     Depreciation and provisions.......................................        246           205          153
     Goodwill amortization.............................................         60            59           62
     Less: gains or losses on disposal net of tax......................          2             1           14
                                                                         ----------- ------------ --------------
Operating profit before working capital changes........................        676           685          674
     Increase in inventories...........................................        (13)            0           (9)
     Increase in account receivables...................................        (56)           (5)           5
     Increase in prepaid expenses, other receivables and other assets..        (20)           45          (12)
     Increase in accounts payable......................................         81           (46)           6
     Increase in vouchers payable......................................        123            80           43
     Increase in other liabilities.....................................         67            55           30
                                                                         ----------- ------------ --------------
Change in working capital..............................................        182           129           63
     Income taxes paid.................................................       (141)          (92)        (111)
     Interest paid or received.........................................        (97)         (111)        (141)
                                                                         ----------- ------------ --------------
     Net cash flow from operating activities...........................        620           611          485
                                                                         ----------- ------------ --------------
Cash flows from investing activities
     Purchases of tangible and intangible fixed assets.................       (195)         (166)        (223)
     Acquisitions of subsidiaries net of cash acquired.................         (4)          (76)         (34)
     Proceeds on disposal of fixed assets..............................         15            13           14
     Other investing activities........................................         22           (59)         (29)
                                                                         ----------- ------------ --------------
     Net cash used in investing activities.............................       (162)         (288)        (272)
                                                                         ----------- ------------ --------------
Cash flows from financing activities
     Dividends paid....................................................       (108)          (95)         (94)
     Dividends paid to minority shareholders...........................         (8)           (8)         (11)
     Proceeds from issuance of share capital, including minority
         interests.....................................................          -             1            -
     Purchases of treasury shares......................................          1            (4)          23
     Proceeds from long-term borrowings................................        467           257           39
     Repayment of borrowings...........................................       (653)         (465)        (178)
     Increase (decrease) in bank overdrafts............................         (3)          (78)          47
     Other financing activities........................................        (37)          (29)         (21)
                                                                         ----------- ------------ --------------
     Net cash provided by (used in) financing activities...............       (341)         (421)        (195)
                                                                         ----------- ------------ --------------
Net increase (decrease) in cash and cash equivalents...................        117           (98)          18
                                                                         ----------- ------------ --------------
Cash and cash equivalents at beginning of period.......................        782           908          932
Net effect of exchange rates on cash...................................         19           (28)         (42)
                                                                         ----------- ------------ --------------
Cash and cash equivalents at end of period.............................        918           782          908
                                                                         ----------- ------------ --------------

     Cash and cash equivalents include marketable securities with maturities of three months or less from their date of acquisition (excluding restricted cash and treasury shares totaling (euro)99 million, (euro)100 million and (euro)96 million as of August 31, 2005, 2004 and 2003). Certain cash and cash equivalent amounts in prior years have been reclassified to conform to the current year presentation.

                   (d) Statement of comprehensive income

     Total comprehensive income (loss) in French GAAP consists of the following:

                                                                           For the year ended August 31,
                                                                     ------------------------------------------
                                                                         2005           2004            2003
                                                                     ----------- -------------- ---------------
                                                                                  (millions of euro)
Net income, as determined under French GAAP.......................         159            183             162
                                                                     ----------- -------------- ---------------

   Cumulative effect of change in accounting method...............        (104)

   Foreign currency translation adjustments and other.............          (3)          (145)           (216)
                                                                     ----------- -------------- ---------------

Comprehensive income (loss), as determined under French GAAP......          52             38             (54)
                                                                     =========== ============== ================


          (e) Provisions for contingencies and losses

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

                                                                    Exhibit 12.1

        CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT


     I, Michel Landel, the Chief Executive Officer of Sodexho Alliance, SA (the "registrant"), certify that:


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


4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:


         a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;


         b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;


         c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and;


         d) Disclosed in this annual report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent):


         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and


         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.


Date: February 24, 2006



                             By: /s/ Michel Landel
                                 -------------------------------------
                                 Name:  Michel Landel
                                 Title:  Chief Executive Officer