Form 20-F/A
period 2005-08-31
SODEXHO ALLIANCE SA
filed 2006-07-24
CIK 1169715

As filed with the Securities and Exchange Commission on July 24, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 20-F/A
                           ==========================
(Mark One)
   [ ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
   [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended: August 31, 2005
                                       OR
   [ ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
          for the transition period from ____________ to _____________

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

Large accelerated filer      Accelerated filer      Non-accelerated Filer     X

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17          X                      Item 18
        -------------------                    --------------------

If this is an annual report, indicate by check mark whether the registrant is a Shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes     No    X

EXPLANATORY NOTE

This Form 20-F/A amends Sodexho Alliance, SA's annual report on Form 20-F for the year ended August 31, 2005, which was filed on February 24, 2006. This amendment revises the originally filed Form 20-F solely to correct certain clerical errors in the certifications filed as Exhibit 12.1, 12.2 and 13.

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

   12.1 Certification by Michel Landel, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

   12.2 Certification by Sian Herbert-Jones, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

     13     Certification of periodic financial report pursuant to 18 U.S.C.
            Section 1350, as mandated by Section 906 of the Sarbanes-Oxley
            Act.

     14     Employment contract of Michel Landel

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

                                              SODEXHO ALLIANCE, SA
                                              (Registrant)


                                              By: /s/ Sian Herbert-Jones
                                                 -------------------------------
                                                 Name:  Sian Herbert-Jones
                                                 Title: Chief Financial Officer
Date: July 24, 2006

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