Form 20-F
period 2006-08-31
SODEXHO ALLIANCE SA
filed 2007-01-12
CIK 1169715

As filed with the Securities and Exchange Commission on January 12, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-31274

SODEXHO ALLIANCE, SA
(Exact name of Registrant as specified in its charter)

Republic of France (Jurisdiction of incorporation or organization)

3, avenue Newton 78180 Montigny – le – Bretonneux France (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

American Depositary Shares,
Representing Common Shares	New York Stock Exchange

Common Shares,
par value €4 per share	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

The number of outstanding shares of each class of stock of Sodexho Alliance, SA at August 31, 2006 was:

Common Shares, par value €4 per share	159,026,413

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-b of the Exchange Act. (Check one).

☒  Large accelerated filer      ☐  Accelerated filer      ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a Shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

i

     As used in this Annual Report, the terms “we,” “our,” “us,” “Sodexho,” “Sodexho Alliance” and “the Group” refer to Sodexho Alliance, SA and its subsidiaries.

FORWARD-LOOKING STATEMENTS

     Certain statements included in this Annual Report may include statements which may constitute forward-looking statements. These statements are not historical facts but instead represent our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Such statements include information regarding our beliefs, estimates, forecast, projections and current expectations concerning our future financial condition and results of operations, including trends affecting our businesses. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Factors which might cause our results to differ include the impact of client retention, new sales, outsourcing trends, labor markets, employee relations, the price of food and other operating costs, contract terms and pricing, competition, economic conditions, seasonality, the regulatory environment, tax policy, food borne illnesses, exchange rates, the integration and performance of acquisitions and new lines of business, natural disasters, acts of war and terrorism, our debt service, our debt to capital ratio, and operational risks.

     Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements appearing in this Annual Report. Forward-looking statements in this Annual Report are identified by use of the following words and other similar expressions, among others: “anticipate,” “believe,” “outlook,” “probably,” “project,” “risks,” “seek,” “should,” “target,” “would,” “objectives,” “could,” “estimate,” “expect,” “goals,” “intend,” “may,” “shall.” You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. We undertake no obligation (and expressly disclaim any such obligation to) update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this Annual Report.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     Please see the section entitled “Item 5. Operating and Financial Review and Prospects” for a presentation of selected financial data. In order to comply with European regulations, the Group prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union effective for the 2006 fiscal year, which commenced on September 1, 2005. These financial statements include comparatives as of and for the year ended August 31, 2005. There are no significant differences between IFRS as adopted by the European Union and IFRS as adopted by the International Accounting Standards Board, as applied by the Group.

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

	At end of period(1)	Average rate(2)	High	Low

Euro per U.S. dollar:
2002	1.0170	1.0978	1.1658	0.9856
2003	0.9152	0.9357	1.0364	0.8403
2004	0.8257	0.8296	0.9274	0.7777
2005	0.8198	0.7856	0.8415	0.7335
2006	0.7781	0.8147	0.8571	0.7717

(1)	All periods end August 31 of the stated year.

(2)	The average of the rates on the last day of each month during the relevant period.

Month ended	High	Low

Euro per U.S. dollar:
July 31, 2006	0.8012	0.7816
August 31, 2006	0.7863	0.7741
September 30, 2006	0.7903	0.7781
October 31, 2006	0.7990	0.7851
November 30, 2006	0.7873	0.7576
December 31, 2006	0.7637	0.7501

     On January 10, 2007, the 2 p.m. ECB time rate quoted by the European Central Bank was €0.7699 = U.S. $1.0000, or U.S. $1.2988 = €1.0000. This rate may differ from certain of the actual rates used in the preparation of our consolidated financial statements, which are prepared in euro, and therefore dollar amounts appearing herein may differ slightly from the actual dollar amounts which were translated into euro in the preparation of such consolidated financial statements in accordance with IFRS.

     A substantial proportion of our assets, liabilities, revenues and expenses are denominated in currencies other than euro, in particular, the U.S. dollar and the British pound sterling. Accordingly, fluctuations in the value of the euro relative to other currencies can have a significant effect on the translation into euro of non-euro assets, liabilities, revenues and expenses. For information with respect to the impact of fluctuations in exchange rates on our operations, see “Item 3D – Key Information – Risk Factors,” “Item 5 – Operating and Financial Review and Prospects” and “Item 11 – Quantitative and Qualitative Disclosures About Market Risk.”

B. Capitalization and Indebtedness

     Not Applicable.

C. Reasons for the offer and use of proceeds

     Not Applicable.

D. Risk Factors

     You should consider the following risks with respect to an investment in us and investments in our American Depositary Shares (“ADSs”).

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

The pricing terms of our services contracts may constrain our ability to recover costs and to make a profit on our contracts

     Most of our contracts have a fixed price element. For example, the terms of these contracts could require us to fix the price of the services we provide and assume the risk that our costs to perform the services and provide the materials will be greater than anticipated. This type of contract term could expose us to losses if our estimates of contract operating costs are too low. Our profitability on these contracts is therefore dependent on our ability to accurately predict the costs associated with our services. These costs may be affected by a variety of factors, some of which may be beyond our control. If we are unable to accurately predict the costs of fixed price contracts, certain projects could have lower margins than anticipated, which could have a material adverse effect on our business.

Competition in our industry could adversely affect our results of operations

     There is significant competition in the food and facilities management services business from local, regional, national and international companies of varying sizes, a number of which have substantial financial resources. Our ability to successfully compete depends on our ability to satisfy our clients by providing quality services at a reasonable price. Certain of our competitors may be willing to underbid us, accept a lower profit margin or expend more capital in order to obtain or retain business. Existing or potential clients may also elect to self-operate their food or other services, or to utilize other purchasing arrangements, thereby reducing or eliminating the opportunity for us to serve them or compete for the account.

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

Our strategic plan to increase the proportion of our business dedicated to facilities management services will require the application of new skills

     Although facilities management services have constituted a part of our business, our strategy includes substantially increasing its weight in our overall mix of activities. Facilities management services will require skilled personnel in the areas of building maintenance, electrical engineering, plumbing, heating and cooling systems, along with other highly and semi-skilled technical areas and will require us to also manage the operational and labor force risks of a more technically challenging environment. If we fail to manage our growth in this area or to manage or attract the right mix of experienced personnel in this area, our plans for growth in the facilities management services business could be adversely affected.

Unfavorable economic conditions could adversely affect our results of operations and financial condition

     Economic conditions in the United States and worldwide have resulted in lower demand for our services from non-government sector business clients, particularly private corporate clients in our food and facilities management services business, with a negative impact on our revenues. Economic conditions may also exert budgetary pressures on public sector clients. Further economic downturns may reduce demand for our services as well as decrease occupancy rates in certain segments of the facilities that we manage. These factors may cause us to lose business, lose economies of scale, or contract for business on less favorable terms than our current prevailing terms. Additionally, our Remote Sites activity is heavily dependent on the oil industry, and therefore can be cyclical and dependent upon oil prices.

Our semi-annual results may vary significantly as a result of factors beyond our control

     Our semi-annual results of operations may fluctuate significantly as a result of a number of factors over which we have no control, including our customers’ budgetary constraints, school vacations, the timing and duration of our customers’ planned maintenance activities and shutdowns, changes in our competitors’ pricing policies and general economic conditions. Furthermore, some operating and fixed costs, which remain relatively constant throughout the fiscal year, may lead to fluctuations in semi-annual results when offset by differing levels of revenues. For these reasons, a half-year to half-year comparison is not a good indication of our current performance or how we will perform in the future.

We are subject to extensive regulation

     Due to the nature of our industry, our listings on the French and the New York stock exchanges, and the global reach of our operations, we are subject to complex, overlapping and rapidly evolving laws, regulations and licensing requirements, which are administered by a large number of regulatory and enforcement authorities. The laws and regulations governing our industry have become increasingly complex governing a wide variety of areas, including, among others, labor, employment, immigration, health and safety, corporate governance, consumer protection and the environment. The cost of compliance and the failure or suspected failure to comply with any of these regulations, including failures that are the result of unauthorized actions by employees, suppliers, agents and other third parties, may result in increased regulatory scrutiny through inquiries or investigations, adverse media attention and the possible distraction of management time as well as in penalties, fines, disciplinary actions, increase our litigation risk or limits on our business operations. A number of these adverse consequences could occur even if, ultimately, it is determined that there has been no failure to comply with applicable regulations. There can be no assurance that additional regulation or enforcement initiatives in any of the jurisdictions in which we operate would not limit our activities in the future or significantly increase the cost of regulatory compliance.

The growth and success of our Service Vouchers and Cards business depends upon tax and labor law incentives

     In addition, the growth and success of our Service Vouchers and Cards business depends to an extent upon the continued availability of domestic tax and labor law incentives encouraging the use of service vouchers and cards by employers and employees. A reduction or elimination of these benefits in our more significant markets, or across many of our markets, could have an adverse result on our business and results of operations.

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

Our international business results are influenced by currency fluctuations and other factors that may be different from factors affecting the United States market

     A significant portion of our revenues is derived from international markets. During fiscal 2006, approximately 70% and 66% of our revenues and operating profit, respectively, were generated outside the euro zone. The operating results of our international subsidiaries are translated into euro and such results are affected by movements in foreign currencies relative to the euro, especially movements in the value of the U.S. dollar.

     Our business is also subject to risks whose effects may be more pronounced in our international operations, including national and local regulatory requirements; potential difficulties in staffing and labor disputes; failures to obtain and manage support and distribution for local operations; significant natural disasters such as electrical blackouts, floods or droughts; fluctuations in local interest rates; inflation; credit risk or poor financial condition of local customers; the potential imposition of restrictions on investments; potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; foreign exchange restrictions; and geo-political or social conditions in certain sectors of our international markets. There can be no assurance that the foregoing factors will not have a material adverse effect on our international operations or on our consolidated financial condition, results of operations or cash flows.

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

We currently have significant indebtedness and may incur additional indebtedness in the future

     At August 31, 2006, our percentage of total debt to total capitalization was approximately 47%. Our total capitalization is the sum of our shareholders’ equity, minority interests and borrowings. Some lenders may consider this ratio negatively in their credit decisions. Also, covenants in our lending agreements may occasionally restrict our ability to operate our business in certain ways, including our ability to dispose of our assets, our subsidiaries’ abilities to guarantee and borrow money, our ability to incur certain types of debt, our ability to merge or consolidate with other companies or our ability to alter the fundamental nature of our business.

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

Our profitability or reputation may be affected by various operational risks

     Operational risk is inherent in our business and can manifest itself in various ways including business interruption, poor supplier performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Our management attempts to control these risks and keep operational risk at appropriate levels by maintaining a sound and well-controlled environment in light of the characteristics of our business, the markets and regulatory environment in which we operate. Notwithstanding these control measures, operational risk is part of the global business environment in which we operate and we may incur losses from time to time due to these types of risks that could otherwise have an adverse impact on our financial results.

Risks Related to an Investment in our American Depositary Shares (“ADSs”)

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

You may not be able to exercise preemptive rights for shares underlying your ADSs

     Under French law, shareholders have preemptive rights (“droits preferentiels de souscription”) to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the exchange for such securities in Paris. United States holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the United States Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. At the time of any rights offering, we intend to evaluate the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADS, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder’s preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted, and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

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

     ADS holders may not receive copies of all reports from the depositary or us; these holders may have to go to the depositary’s offices to inspect any reports issued or review the reports on the internet.

You may not be able to effect claims or enforce judgments brought against us for alleged violations of the U.S. securities laws

     We are a société anonyme organized under the laws of France. A majority of our directors and officers are non-U.S. residents, and a substantial portion of our assets and the assets of our directors and officers are and we expect will continue to be located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or most of these persons or to enforce judgments against us or them in United States courts. Furthermore, there is doubt as to the enforceability in France, in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. French courts may not have the requisite jurisdiction to grant the remedies sought in an original action brought in France based solely upon the U.S. federal securities laws.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     We are a leading global provider of services in two primary business areas: Food and Facilities Management Services and Service Vouchers and Cards. The Food and Facilities Management Services business is segmented into four geographic regions.

     In the Food and Facilities Management Services business, which accounted for approximately 97% of our total revenues in fiscal 2006, we are a leading global provider of outsourced food and facilities management services to businesses, public agencies and institutions, long-term and short-term healthcare facilities, universities and primary and secondary schools. Within our Food and Facilities Management Services business, we also provide many of the foregoing services to temporary and remote sites of our clients’ operations, specifically those affiliated with oil and gas recovery, major construction projects and mining. Our river and harbor cruises activity operates in various markets and provides tourist excursions and upscale dinner cruises for individuals and corporate consumers alike. In the fiscal year ended August 31, 2006, we had revenues of approximately €12.4 billion from our Food and Facilities Management Services business, operating through approximately 28,300 individual outlets in 80 countries. Food services include food and beverage procurement and preparation, as well as the operation and maintenance of food service and catering facilities, generally on a client’s premises. Facilities management services include physical plant operations and maintenance, energy management, groundskeeping, housekeeping, custodial and janitorial, technical maintenance, on-site laundry and an evolving suite of other services for which our clients have identified a need. Our Service Vouchers and Cards business, which had revenues of €373 million in fiscal 2006, primarily issues and manages the provision of paper and debit-card vouchers to our clients’ employees for food, products and services and the provision of various welfare benefits from government clients to their constituents.

     Our chairman, Pierre Bellon, launched the company in 1966 in Marseille, France, by providing food service to employee restaurants. Since our founding, we have been focused on growth, especially organic growth. By 1968, we began operating in the Paris area, and we expanded our operations internationally in 1971 with a food services contract in Belgium. Between 1971 and 1993, we continued our international growth and the development of our facilities management services with the development of our Remote Sites business in Africa and the Middle East, the extension of our Service Vouchers and Cards business into Belgium and Germany, and the expansion of our business into other parts of Europe and Asia and overseas into North America, Latin America and South Africa.

     Since 1995, we have rapidly expanded our worldwide presence through organic growth and acquisitions. Our acquisition of Gardner Merchant in 1995 made us the world’s largest contract food services company, based on annual revenues, gave us a significant presence in the United Kingdom and the Netherlands and strengthened our operations in North America. In January 1996, we acquired a minority interest in Partena (now known as Sodexho Scandinavia), strengthening our position in the Nordic countries. Currently, we hold 100% of the outstanding capital stock.

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

     In 1998, our North American subsidiaries and Marriott Management Services combined, with Sodexho Alliance holding just under half of the resulting company’s share capital. In connection with this transaction, Sodexho

Alliance contributed an additional U.S. $304 million. The transaction created the largest North American Food and Facilities Management services company based on annual revenues, known as Sodexho Marriott Services, Inc., and almost doubled the size of our operations by adding annual revenues of $3.2 billion (based on 1997 stand-alone revenues) and over 3,000 clients in North America.

     In June 2001, we completed a transaction by which we acquired the remaining interest in Sodexho Marriott Services, Inc. (“SMS”, now known as Sodexho, Inc.) for approximately €1.3 billion. In the fourth quarter of fiscal 2001, we acquired 100% of the capital stock of the Wood Company (“Wood Dining Services”), a company doing business as Wood Dining Services, and 60% of the capital stock of Sogeres. We exercised our option to purchase the additional 40% of the capital stock of Sogeres in November 2001. The total cost for all of the capital stock of both companies was €521 million, a portion of which was paid in the fourth quarter of fiscal 2001 and the balance of which was paid at the time the remaining shares of Sogeres were acquired in the first quarter of fiscal 2002. Prior to the acquisition, Sogeres had been our fourth-largest competitor, based on revenues, in the French outsourced catering market, operating primarily in Paris, the French Riviera and the Rhône-Alpes region. The acquisition of Wood Dining Services brought a significant regional food service provider into our network, adding over 500 clients and the management of over 10,000 employees across 21 states in the United States.

     Since 1983, our shares have been listed on Euronext Paris (formerly the Paris Bourse) and on April 3, 2002, our ADSs were listed on the New York Stock Exchange. In February 1997, our shareholders voted to change our name to Sodexho Alliance, SA, and we were duly re-incorporated as such on February 25, 1997, for a duration of 99 years from this date, the maximum allowed under French law. We are subject to Book II of the French Code du Commerce and to Act No. 67-236 of March 23, 1967 concerning “les sociétés commerciales et des groupements d’intérêt économique” (French company law). Except as mentioned above, we and our subsidiaries have not been a party to any material reorganizations, mergers or consolidations and there have been no material changes in our mode of conducting business or in the types of products produced or services we offer. As of the date of this Annual Report on Form 20-F, there has been no indication of any public takeover offer by any third party respecting our shares or by us respecting another company’s shares, except as described above.

     We are headquartered in Paris, France and our registered office in France is 3, avenue Newton, 78180 Montigny-le-Bretonneux. Our general telephone number is 011-33-1-30-85-75-00. Our authorized U.S. representative is Richard Macedonia, and our agent for service of process in the U.S. is Robert A. Stern, Sodexho, Inc., 9801 Washingtonian Boulevard, Suite 1234, Gaithersburg, MD 20878.

Acquisition and Capital Expenditures

     The following table sets forth our acquisition and capital expenditures for fiscal 2005 and 2006.

	Fiscal year ended August 31,

	2006	2005

	(millions of euro)
Property, plant and equipment and
client investments	207	162
Acquisitions, net of cash in acquired
entities	30	3

Total	237	165

     We estimate that our consolidated capital expenditures for fiscal 2007 will be approximately 2% of our revenues. This estimate is set yearly and is based on commercial, technical and economic factors such as client demand and the availability of equipment and building space. Capital expenditure estimates remain subject to the finalization of services and other client contractual terms relating to these expenditures.

Property, Plant and Equipment

     Approximately two-thirds of our property, plant and equipment capital expenditures involve the purchase of catering equipment used on client premises and certain boats used in our river and harbor cruises activity. The remaining portion of our capital expenditures relates to internal items such as information technology and vehicles used to support our operations. We generally use our clients’ premises for food services, and therefore our property, plant and equipment capital expenditures are limited. We do, however, use trucks owned or leased by us to deliver food to the premises of our clients in certain markets.

Acquisitions and Divestitures

     Our material acquisition expenditures and divestitures since August 31, 2003 are highlighted below.

     In March 2004, the Group, through its subsidiary Sodexho Pass do Brazil sold a subsidiary, Medcheque. The company was created in 1997 and its core business was the sale of medical-cards in Brazil. A loss on the disposal of €6 million (€3.7 million net of tax) was recorded as an exceptional expense in fiscal 2004.

     During fiscal 2004 we acquired several subsidiaries, including the remaining minority interests in Astilbe and Luncheon Tickets, for a total expenditure of €82 million.

     During fiscal 2006 we acquired 55% of the shares of the Lido, a cabaret located on the Champs Elysees in Paris, 100% of Ticket Total, a service vouchers and cards company in Argentina and bought out the minority shareholders in Altys in France for a total expenditure of €51 million.

     During fiscal 2006 we disposed of our Spirit Cruises subsidiary in the United States, for gross proceeds of U.S. $43 million.

     Ongoing capital expenditures for property, plant and equipment are expected to be funded from operating cash flows. Acquisition expenditures may be financed through a combination of subsidiary operating cash flows, investment cash flows, borrowings from financial institutions and other sources, including debt and equity issuances.

B. Business Overview

General

     Our operations can be divided into two broad businesses: Food and Facilities Management Services and Service Vouchers and Cards. Food and Facilities Management Services is our most significant business and accounted for 97% of our revenues for the fiscal year ended August 31, 2006. Approximately 44% of our revenues in this business were generated from our North American subsidiaries. The Service Vouchers and Cards business accounted for 3% of our revenues in fiscal 2006. Within the Food and Facilities Management Services business, we separate our operations into four geographic regions: North America, Continental Europe, the United Kingdom and Ireland, and the rest of the world.

     The tables set forth below summarize certain financial information for these activities for the fiscal years ended August 31, 2006 and 2005.

	Fiscal year ended August 31,

	2006	2005	change (euro)	% change

Revenues by Activity		(in millions of euro)
Food and Facilities Management Services
North America	5,479	5,004	475	9.5%
Continental Europe	4,148	3,922	226	5.8%
United Kingdom and Ireland	1,370	1,302	68	5.2%
Rest of the World	1,434	1,166	268	23.0%

Total	12,431	11,394	1,037	9.1%
Service Vouchers and Cards
Continental Europe	182	165	17	10.3%
United Kingdom and Ireland	8	6	2	33.3%
Rest of the World	183	134	49	36.6%

Total Services Vouchers and Cards	373	305	68	22.5%
Elimination of intragroup revenues	(6)	(6)	0	—

Total revenues	12,798	11,693	1,105	9.4

Operating profit by Activity
Food and Facilities Management Services
North America	277	160	117	73.6%
Continental Europe	203	199	4	2.0%
United Kingdom and Ireland	42	16	26	158.7%
Rest of the World	28	35	(7)	(22.1%)

Total	550	410	140	33.9%

Service Vouchers and Cards	113	78	35	45.1%

Operating profit, excluding corporate expenses	663	488	175	35.9%
Corporate expenses	(58)	(38)	(20)	51.4%

Total	605	450	155	34.4%

Strategy

     Since our founding in 1966, our ambition has been to satisfy the expectations of clients, employees and shareholders alike. Accordingly, we have focused on a growth strategy to meet and match each of these expectations. Further, our vision is to be the premier global outsourcing expert in quality of life services. In pursuing this vision, we have focused on the following key priorities:

     Accelerate profitable organic growth. Organic growth represents our preferred and most profitable growth alternative as the outsourced food and facilities management services and service vouchers and cards markets in which we operate continues to expand. Organic growth represents the increase in revenues excluding acquisitions and disposals and at constant exchange rates. This expansion stems from the worldwide trend towards outsourcing of non-core functions, including food and facilities management services, as enterprises increasingly make strategic decisions to focus on their core businesses and seek service delivery and cost efficiencies. We seek to be in close proximity to our clients, thereby allowing us to anticipate and satisfy their needs promptly with service solutions tailored to their specific situation.

     We expect to find opportunities for organic growth by:

  implementing a wider and more profitable service offering, by expanding our integrated facilities management offering (including building management and maintenance, business support, technical (Hard FM) and other ancillary services to our new and existing client base segments and sub-segments).

  improving client retention through the reinforcement of client relationships and the implementation of related initiatives including Clients for Life®, and targeting the segments and sub-segments with the lowest outsourcing rates; in particular, in the healthcare and education markets, and by improving our ability to manage large multinational accounts as we strengthen our organization throughout the world.

     To supplement organic growth, we may also from time to time, across our business segments, acquire and integrate low-capital intensive, cash-generative businesses as well as form strategic partnerships.

     Improve our operations and our operating margin. We are able to provide and continue to develop more competitive services than local, regional and national participants as a result of our economies of scale, our broader range of services and our national and international coverage of large clients. These factors help us at all levels in the management of processes and of our purchasing and delivery logistics.

      By leveraging our size across many markets we also:

  increase the exchange and transfer within our organization of “best practices” pertaining to service offerings, client retention, sales and technology processes, as well as leverage experience gained across the various client segments and markets throughout our operations, leverage our experience and brand through cross-segment teamwork between our food and facilities management services and our service vouchers and cards businesses,

  increase site productivity by better coordination of labor scheduling practices and sharing of training costs across markets,

  streamline the use of ingredients we use and coordinate menu planning across closely-situated sites,

  accelerate the leveraging of our procurement and productivity efficiencies and use of common information technology platforms, and optimize our organizational efficiency by enhancing synergies within the Group.

     We seek to minimize working capital requirements and maximize free cash flow. To this end, we implement measures to control internal capital spending, set targets for lower client credit, manage inventories and link bonuses for executives and management teams to the achievement of clearly stated targets at all levels of our organization.

     We are continuing to enhance our global intranet aimed at facilitating the exchange of best practices, ideas and procedures throughout our entire network. We have made, and will continue to make, significant investments in our information technology systems because we believe that the use of such systems for menu planning, the accurate measurement and reporting of client and consumer activity, as well as inventory, labor and performance reporting, are central to our continued success. Through our technology infrastructure, we intend to continue to provide our unit managers with tools that help them manage operations efficiently, thereby enhancing the value for our clients of the services we provide.

     Capitalize on our human resource strength. We are strongly committed to the development and promotion of our staff and invest in our human capital. The human resources department prepares plans and programs to detect, prepare, train and globalize tomorrow’s teams. It is supported in this role by the Sodexho Management Institute, our internal management training program.

     Diversity is a business imperative and responsibility grounded in our values of service, progress and teamwork. By valuing and managing workforce and supplier diversity, we endeavor to leverage the skills and abilities of all employees and suppliers in order to increase employee, client and customer satisfaction.

     Ensure compliance. At the beginning of fiscal 2004, a groupwide initiative known internally as the CLEAR Project (Controls for Legal Requirements and to Enhance Accountability and Reporting) was initiated, in order to provide assurance that the Group’s internal controls are documented and effective. The CLEAR Project is sponsored by the CEO and the CFO of Sodexho Alliance, and has the support of the Board of Directors, the Executive Committee and the Operational Committee of the Group, all of whom are regularly updated on the project’s progress. In addition, the project is coordinated with the Group’s external auditors to provide assurance with respect to the propriety of the methodology adopted by the project teams as well as compliance with the auditor’s reporting requirements. Also see “Item 15” below. In addition, in order to reinforce the skills and competencies of its financial teams, the Group has successfully recruited and will continue to recruit a number of additional finance and accounting personnel. Our Group Senior Vice President, Internal Audit, who reports to our Chairman, continues to reinforce our central audit function through his oversight in the following areas: the enhancement of the department’s staffing and the development of a risk-based approach to audit planning. Our internal procedures, delegation and contract review policies are regularly reviewed and updated. A summary of risks and financial commitments is presented regularly to the Audit Committee by Group management.

     Our disclosure committee regularly reviews annual and semi-annual reports, financial press releases, our Annual Report on Form 20-F, and other information presented to shareholders. Existing disclosure procedures and controls are evaluated and updated regularly as appropriate.

Food and Facilities Management Services

   Overview

     We are a global food and facilities management services contractor. In the fiscal year ended August 31, 2006, our revenues in this activity were approximately €12.4 billion. In fiscal 2006, we operated through approximately 28,300 individual outlets in 80 countries. None of our clients represents more than 2% of our total revenues.

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

     Business and Industry. The Business and Industry market accounted for €6.1 billion of our Food and Facilities Management Services business revenues in fiscal 2006, delivered at over 18,000 sites, representing 49% of our total Food and Facilities Management Services business revenues. Traditionally, this market has been comprised of corporate customers, whom we provide with food services as well as a broad range of services including reception, mailroom, cleaning and facilities maintenance. Over the last 40 years, we have expanded the range and depth of our clients and services to include the following:

  providing Food and Facilities Management Services to government agencies and other public clients, such as the defense sectors including those in the United States, the United Kingdom and Australia;

  providing food and hospitality services at prestige occasions, which include some of the world’s most prominent tourist, sports and recreational events like the Royal Ascot horse races, the Paris-Bercy and Roland-Garros Tennis Tournaments or the upcoming 2007 Rugby World Cup to be held in France;

  providing a full range of executive dining services and the management of conference centers for our corporate clients; and

  providing food and custodial services, maintenance as well as professional training and rehabilitation services to correctional facilities in a number of locations in selected countries outside of North America.

     In our River and Harbor Cruises activity, we have selectively built a presence as a premier boat operator in France and the United Kingdom, based on annual revenues. This activity is more capital intensive than the remainder of our businesses.

     Healthcare. For fiscal 2006, revenues in the Healthcare market totaled €3.3 billion at approximately 5,800 sites, representing 26% of our total Food and Facilities Management Services business revenues. In this market, we provide catering services, vending, patient meal delivery, patient transport, room upkeep, cleaning, groundskeeping, laundry and maintenance services, to hospitals, clinics, nursing homes, retirement and care centers around the world. In order to better address our clients’ needs, we have sub-segmented the Healthcare market into long-term care facilities, primarily for seniors, and acute care facilities, providing services primarily to hospitals and outpatient clinics. Historically, a larger proportion of our business has come from the acute care facilities. However, restructuring in the healthcare industry in recent years has resulted in fewer hospital beds as well as in shorter patient stays, leading the total short-stay market to expand by approximately three percent each year overall, but the outsourced market remains dynamic and is expanding by five percent annually overall. Similarly, long-term trends in caring for the elderly have led the long-stay outsourced market to expand by approximately three percent each year. The Healthcare market has traditionally been more insulated from economic downturns than the Business and Industry market, lending stability to our revenue base.

     Education. In fiscal 2006, revenues in the Education market totaled €3 billion at about 4,400 sites, representing 24% of our total Food and Facilities Management Services business revenues. This portion of our business provides food and facilities management services to educational institutions ranging from nursery schools to universities. Clients choose us to design, manage and equip their food service facilities and to provide a wide range of incidental services. Besides food, we offer vending, laundry, maintenance, groundskeeping, environmental services, day care, mealtime supervision and hospitality services. Like the Healthcare market, the Education market is relatively unresponsive to changing economic conditions and thus contributes to reducing volatility in our revenues.

     Remote sites. As of the end of fiscal 2006, we operated the Remote Sites activity on about 1,700 sites around the world and generated revenues of €745 million. Our primary clients in this activity are oil and gas, construction and mining businesses, to which we offer a wide range of food, hotel, cleaning, technical maintenance, security, groundskeeping, medical surveillance and leisure services, as well as the management of on-site clubs and retail outlets. Clients in the oil and gas industry currently represent approximately two-thirds of our business in this activity. This business tends to be cyclical, depending upon the price of oil and gas, which drives exploration efforts, and the extent of economic growth, which drives consumption of ore or the construction market.

   Services Mix

     Most of our revenues are generated from food services, but our revenues in the Food and Facilities Management Services business increasingly arise from providing ancillary support and facility management services to our clients, which, together with food service, we refer to as “integrated facilities management”. The integrated facilities management market is underpenetrated; we estimate the not-yet-outsourced portion to be over €400 billion annually worldwide. We expect that the proportion of facilities management services we provide will increase relative to our food services in the medium term.

     Food Services. The food services industry is broadly divided among the areas of contract catering, concessions, vending and commercial restaurants. The food services we provide can generally be described as contract catering – that is, the preparation and provision of meals to third parties on behalf of a client, usually on the premises of the client in cafeterias or other on-site facilities. The third parties to whom we supply our food services tend to be either employees of our clients or consumers of other services provided by our clients. Corporate clients request food services for their staff employees and executives, hospitals do so for their patients and visitors, retirement communities for their residents, and schools for their students.

      Capital requirements in this business are minimal because of:

  low capital expenditures, as operations are generally conducted at client sites;

  low fixed costs; and

  predictable cash flow from client and customer payments, which reduces working capital needs.

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

     Our ability to attract and retain clients depends not only on the cost, quality and efficiency of our service but also on our ability to gauge and address the preferences of the consumers for the food we serve. Consequently, we see the design, tailoring and innovation of our menu options including the branding of innovative concepts as a key aspect of the services we provide. In the Education market, we have profiled and analyzed different age groups through parent and child interviews, independent market studies and other methods in order to develop optimal food service packages for students. In the Healthcare market, in connection with the long-term healthcare business, we have designed a broader range of purpose-designed services to meet the needs of an ever-growing number of seniors based on an international profile of seniors and their lifestyles we developed, the first of its kind in our industry. In the Business and Industry market, we have adapted the practices of food stations and theme menus to the particular needs of our clients and their employees using our proprietary customer profiling system, Personix®.

     Integrated Facilities Management. Recognizing significant value added to our clients in service areas that are not directly related to food is a focus area of our growth strategy. We believe that providing these additional services responds to client demand. As consumers’ needs become more sophisticated, clients will continue to seek service contractors who are able to provide solutions for all of their non-core Food and Facilities Management Services on a quality, efficient, competitive basis, putting emphasis on the provider’s ability to provide such services directly with their own teams. With years of experience, we have become specialists in the industry sectors of our client segments, and have the expertise to provide ancillary services complementary to our food services that will support the performance of their organizations, while contributing to the Quality of Daily Life for their members. The services we provide fall into three main categories:

  Food and other services tailored to end-users, which are provided on the client’s premises. These include our retail food services as well as dry cleaning, newsstands, leisure services and the on-site management of health club facilities and day care centers.

  Soft services, which cover a vast range of services adding value to our clients through the management of peripheral business activities. Reception, mailroom, switchboard, cleaning and janitorial services, security and surveillance and transportation are among the tasks which we perform to ensure the smooth operation of our clients’ businesses.

  Building and technical maintenance services, also identified as Hard Facilities Management services, which comprise mechanical and electrical maintenance as well as the technical maintenance operations required to deliver electricity, water, other utilities, heating and ventilation to the various areas on a particular site, or project/construction management services. In Europe, for example, our subsidiary Altys provides building services to large client accounts such as Cisco in several European countries. In North America, we have developed construction management services for healthcare and/or educational institutions.

    The Market for Outsourced Food and Facilities Management Services

     We estimate that approximately one-half of food services worldwide currently remain self-operated, and an even greater proportion of other ancillary services is not yet outsourced. We believe that over the past ten years, the portion of outsourced Food and Facilities Management Services has increased steadily and we further believe that this trend will be reinforced by the growing advantages of outsourcing peripheral activities in favor of large, experienced contractors capable of providing higher quality services at a lower cost. Specifically, outsourcing support functions allows potential clients to focus on their organization’s core mission while at the same time to:

  improve the quality and consistency of support services through professional management;

  benefit from current, innovative trends in procurement and delivery of these services; and

  improve cost effectiveness through the economies of scale and operational synergies that a specialized provider can achieve.

     Recently, outsourcing has particularly grown in the Education and Healthcare markets, where a large number of the services we provide had historically been undertaken by the government or other public institutions. Future growth in this public sector area remains subject to government policies; however, governments have found outsourcing to be a useful tool in attempting to reduce central expenses and budget deficits.

     Healthcare represents the largest potential market for Food and Facilities Management Services with outsourcing rates still comparatively low. We estimate that more than half of this market is in short-stay care centers (public and private hospitals) and the remainder in long-term care facilities for the elderly and dependent. On average, we estimate that about one third of this food service market is currently outsourced, with short-stay facilities generally more likely to outsource than long-stay facilities by a ratio of almost two-to-one. An integrated facilities management approach is especially important in the Healthcare market, where pressure on cost structures combined with greater life expectancy and increasingly sophisticated medical technologies has led clients to seek to reduce the cost of services that are not an integral part of their business.

     We estimate that the Education market is about one-third outsourced in food service, with about one quarter of private sector institutions and about three quarters of public institutions outsourcing food service. Much of the opportunity for outsourcing in the Education market is concentrated in ten countries. The campus dining marketplace, principally colleges and universities, continues to shift from residential board plans to more retail-oriented operations driven by the growing proportion of non-resident day and evening students on campuses, the changing taste and service preferences of young consumers, and colleges’ and universities’ desire to provide their students with greater flexibility. Traditional cafeterias are being replaced by food courts and similar retail operations providing greater variety of food selection. We believe that these trends, coupled with cost pressures, lead public and private institutions to consider outsourcing. Over the past three years, outsourcing in the Education market has increased overall.

     There are significant growth opportunities also in the Business and Industry market, especially in public sectors such as defense in developed countries and across all sectors in emerging markets.

     We estimate the worldwide remote sites services market, which spans five continents, to be approximately €10 billion per year, and our only global competitor currently is Compass; the remainder of the market is served by many local providers. We believe that new opportunities will develop for service providers as trends in prices for raw materials stabilize and the depletion of reserves in some countries leads to prospecting in new onshore and offshore areas.

     The market for integrated facilities management national providers is growing as large corporations are moving toward outsourcing all of their non-core services on a multiple site and multiple service basis. We estimate that only about one-third are outsourced on average, but substantial differences exist from one country to another.

     We estimate the outsourcing potential for integrated facilities management is two and a half times greater than that for food services alone. We believe this potential reflects not only low independent contractor penetration but also an increasing trend of clients seeking a single-source solution for their facilities and on-site needs.

    Contracts

     We use two broad contract types in our food and facilities management services business: profit and loss contracts and management fee contracts. However, many of our contracts contain characteristics of both types of contract. The primary distinguishing feature of each contract type is the amount of financial risk we bear and, conversely, our profit or loss potential. Our revenues under each type of contract may vary substantially depending upon such factors as the type of client facility involved, whether hourly workers are employed by us or by our client, the services requested and the amount of capital, if any, invested by us.

     In profit and loss contracts, we generally receive all revenue derived from and bear all expenses incurred in providing our services. Expenses under profit and loss contracts generally include labor and food costs, but they can also include commissions paid to the client, typically calculated as a percentage of revenues made on the client’s premises. In some cases, we may agree to pay minimum guaranteed commissions to our clients. We may also receive client subsidies to cover our fixed operating costs. Profit and loss contracts are generally indexed for inflation, although our ability to change prices in response to significant variations in cost may be limited. We believe, however, that the existence of a captive on-site customer group, the relative ease of determining sales volumes and operating margins, standard termination provisions and our broad institutional client base limits and diversifies our risk with respect to these contracts.

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

     In the Business and Industry market, a reduction in client subsidies combined with pressure on costs has resulted in a move from management fee to profit and loss contracts. In the Healthcare market, industry trends, especially in the United States, away from fee-for-service payments and towards a managed care environment has shifted the risk and burden of cost control from insurance providers to the health care institutions themselves, forcing them to focus not only on the cost component of clinical care but also on the cost of all services, including food and facilities management. Many contracts with healthcare clients condition a portion of our compensation on financial performance objectives as well as other performance measurements by third parties, such as patient satisfaction.

     The length of contracts that we enter into with clients varies. The majority of our services are provided under contracts of indefinite term, which are generally subject to termination on three months’ notice by either party without cause. Certain client contracts, such as those with universities, hospitals and event catering, which require capital investments on our part, tend to have fixed terms, generally between three and ten years. When we enter into these contracts, we may negotiate a capital investment to help finance facility construction or renovation. Contractually required investments typically take the form of an investment in leasehold improvements and food service equipment. At the end of the contract term or its earlier termination, assets such as equipment and leasehold improvements typically become the property of the client, but generally the client must reimburse us for any undepreciated or unamortized capital expenditures.

     Food and Facilities Management Services contracts are generally obtained and renewed either through a competitive process or on a negotiated basis. We selectively bid on contracts to provide services at facilities within the private and public sectors with contracts in the public sector frequently being awarded on a competitive bid basis under the requirements of applicable law. Contracts for food services with school districts and other public clients are typically awarded through a formal bid process.

   Competition

     We face significant competition in the food and facilities management services business from local, regional, national and international outsourced service providers, as well as from businesses, healthcare and educational institutions, and government agencies and institutions that choose to operate their own services following the expiration or termination of contracts with us or with our competitors. We compete on the basis of both price and quality of service and product, although in some cases, generally involving large multinational companies or the government sector, clients put a greater emphasis on price. Our mission is to improve the quality of daily life creating value for our clients, thus avoiding the commoditization of our service offering. Accordingly, we may lose some business to competitors on the basis of price.

     Food services. Within the outsourced portion of the global market there is a high level of fragmentation. Only the top two companies, we and Compass (headquartered in the United Kingdom), can be considered truly global enterprises. The next two largest contract caterers, Aramark (headquartered in the United States) and Elior (headquartered in France), are pursuing expansion outside of their home countries through acquisitions, but they still remain largely dependent on their domestic or continental markets. Approximately 20% of Aramark’s services revenues come from overseas operations and although 40% of Elior's revenues are earned outside of France, it generally does not operate outside of Europe.

     The following table shows the ranking of the three leading contract caterers, in terms of revenues, in different market segments, as of August 2006.

	Business & Industry	Education	Healthcare

No. 1	Compass	Sodexho	Sodexho
No. 2	Sodexho	Compass	Compass
No. 3	Aramark	Aramark	Aramark

Source: Broker reports, GIRA

     On a national scale, competition levels vary significantly, though concentration is generally higher than on the global stage. High concentration levels are found in some countries such as France and Belgium, where we, together with two other companies have over 65% of the outsourced food service market. By contrast, more fragmented environments tend to exist in some of the other countries in which we operate.

     While the markets in which we operate continue to be highly fragmented, in recent years the contract food service industry has experienced multinational expansion. Drivers for expansion come from both the client and supplier side. A larger entity with international coverage is able to tender for the larger contracts and can negotiate better terms from its suppliers. In addition, larger companies can obtain economies of scale and implement best practices across sites. As a result of these benefits of scale, consolidation in the industry has been accelerating, both in terms of the number and size of deals.

     Integrated facilities management. As we continue to expand our range of services and develop integrated facilities management offerings, we tend to compete with a broader list of competitors, each also having expanded its service offerings beyond its initial core service. We therefore compete against companies such as ISS, originally a cleaning service provider, and Johnson Controls and Elyo, both originally technical maintenance service providers. For each of these competitors, the proportion of revenues derived from integrated facilities management contracts to total revenues remains secondary to that of its original service offering. The emergence of a market for Integrated Facilities Management, where a broad range of services is combined and primarily delivered by a single service provider, is a recent development and the three competitors mentioned above are among the most notable players.

     Service Vouchers and Cards. In our Service Vouchers and Cards business, we have operations in 29 countries, mainly in Europe and Latin America, and our vouchers are used by 16.4 million people. For fiscal 2006, this activity issued approximately 1.6 billion vouchers and 3.9 million cards on behalf of more than 310,000 clients and generated revenues of €373 million. Our vouchers and cards were accepted at around one million locations and the total nominal value, which is not included in our revenues, of vouchers and cards issued in fiscal 2006 was €6.3 billion. This business generates negative working capital and requires only a modest level of capital investment.

     Our Service Vouchers and Cards business currently comprises three categories of services: Daily Life, Motivation and Assistance, where our vouchers and cards are used to purchase items such as groceries, clothing and school books. This business, which focused originally on managing employee fringe benefits for companies, has indeed expanded from reward solutions for employees to controlling and managing welfare benefits allocated by public authorities. Our clients are generally commercial enterprises and community and governmental entities. Revenues from service vouchers and cards activities include the commissions paid by our customers who buy the service vouchers and cards from us and commissions from our affiliated retail outlets where the service vouchers and cards are redeemed. Customer commission revenues are recorded at the time of issuance of the service voucher or card. Affiliate commission revenues are recorded at the time of redemption. Revenues also include interest income from the investment of proceeds from the time of sale of the vouchers and cards to our customers until the time of their redemption, when we must repay our affiliates, generally a one-to-three-month period. Service vouchers and cards are used by businesses of all sizes, primarily in large urban centers, and they frequently carry tax or labor law benefits.

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

     We estimate that the global market for service vouchers and cards is more than €60 billion in issue volume worldwide. We are the second-largest service vouchers and cards business in the world, based on annual revenues. We have only one significant global competitor, Accor. Significant drivers in the industry include product development, geographical expansion, name recognition (branding) and the synergy effects of building large networks of affiliates. Our ambition in this activity is to become the global leader by offering the best perceived quality services in the market. To maintain and improve quality services, we focus on the development of new services by fostering innovation, developing new services and enhancing our know-how in new technologies.

Raw Materials

     Raw materials essential to the operation of our business are obtained principally through local and national food distributors in each of the jurisdictions in which we operate. As such, we are subject to fluctuating prices and availability for food and other raw materials, both of which can vary by location. Furthermore, because of the relatively short storage life of inventories, especially produce, limited storage facilities at customer locations and our client requirements for freshness, a minimum amount of inventory is maintained at customer locations at any given time. All materials and services that we purchase are available from more than one supplier, and we believe that the loss of any supplier would not have a material impact on our business.

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

Seasonality

     Although revenues of our business as a whole do not tend to fluctuate significantly by season, certain market segments have been characterized historically by seasonal fluctuations in overall demand for services, notably the Education market of our Food and Facilities Management Services business and our River and Harbor Cruises operations. In the Education market, revenues and operating performance depends on the school, college and university calendar in each country, with low activity levels during the long vacation periods, principally in our fiscal fourth quarter. Our River and Harbor Cruises operations generally benefit from increased tourism levels in the fourth quarter and may be reduced to restricted operating levels in our fiscal second and third quarters as a result of inclement weather.

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

     Many of our subsidiaries, especially those in countries which are members of the European Union, must comply with employment regulations designed to protect hourly, part-time and full-time employees. These regulations govern working hours, wages, unfair dismissal and discrimination. Furthermore, pursuant to European Union regulation and subject to certain limitations and exceptions, in the event we are assigned a contract for food or facilities management services at a site within the European Union from another contractor or from a client, we are required to hire all workers who were employed at that site and were on the previous employer’s payroll to provide such services.

     We have installed various internal controls and procedures designed to maintain a high level of compliance with these regulations, but we cannot ensure that we are in full compliance at all times with all applicable laws and regulations. The cost of our compliance programs is not material, but it is subject to additions to or changes in legislation, changes in regulatory implementation, changes in the interpretation of applicable regulations and sometimes subject to changes in the facilities of our clients. If we fail to comply with applicable laws in any jurisdiction in which we operate, we could be subject to civil remedies, including fines and injunctions, as well as potential criminal sanctions.

Marketing

     In those countries in which we have significant operations, our sales and strategic planning teams are focused on developing particular client sectors by identifying and pursuing potential new business opportunities, analyzing and evaluating such opportunities together with our operational and financial management and developing specific contract proposals. In addition to our professionals dedicated exclusively to sales efforts, our food, facilities and support field management shares responsibility for identifying and pursuing new sales opportunities, both with the clients for which they are directly responsible and for potential clients in their geographic area of responsibility. In addition, in several of our major operating territories we also have dedicated sales retention teams. Our sales retention teams participate directly with our operational management teams in client retention, including conducting client satisfaction surveys and the review and implementation of account management procedures. We estimate that approximately 1,000 people are involved in sales, strategic planning, sales support and marketing, of which approximately 40% are located in North America.

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

C.  Organizational Structure

     As of August 31, 2006, we had over 275 subsidiaries in 80 countries. Our operations are managed locally through these subsidiaries, although our central management is at the level of Sodexho Alliance, SA. For a list of our subsidiaries and a description of our interests in them, please see note 7 to our Consolidated Financial Statements.

D.  Property, Plant and Equipment

     Our principal property and equipment consists of our service equipment and fixtures, computer and office equipment, delivery vehicles and cruise vessels.

     Our service equipment and fixtures include vending, commissary, janitorial, maintenance and laundry equipment used primarily in the food and facilities management services business. The vehicles comprise automobiles and delivery trucks used in the food and facilities management services business and cruise vessels used in the operation of the river and harbor cruises activity. The service equipment and fixtures, computer and office equipment, delivery and other vehicles and cruise vessels had an aggregate net book value as of August 31, 2006 of €226 million.

     Our real estate is comprised primarily of office space in several countries, notably France, the United Kingdom and the United States, and had an aggregate net book value of approximately €139 million as of August 31, 2006. No individual parcel of real estate we own is of material significance to our total assets.

     In certain circumstances, we lease office space, computer software and other equipment (primarily kitchen equipment). A discussion of our capital lease policy can be found in note 2 to our Consolidated Financial Statements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 17 of this annual report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union as of August 31, 2006. With regard to the Group, there are no significant differences between IFRS as adopted by the European Union and IFRS as adopted by the International Accounting Standards Board. IFRS as applied by the Group differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Note 8 to our consolidated financial statements in Item 17 describes the principal differences between IFRS and U.S. GAAP, as they relate to us, and reconciles our IFRS consolidated profit and consolidated shareholders’ equity to U.S. GAAP as of and for both of the years ended August 31, 2005 and 2006.

     The U.S. Securities and Exchange Commission (SEC) has adopted an accommodation permitting eligible foreign private issuers for their first year of reporting under IFRS to file two years rather than three years of reconciliations to U.S. GAAP of statements of income and changes in shareholders’ equity. Fiscal 2006 is Sodexho Alliance’s first year of reporting under IFRS as published by the International Accounting Standards Board (“IASB”), and this annual report on Form 20-F has been prepared in reliance on the SEC accommodation. As a result, the operating and financial review covers fiscal 2006 and the comparable fiscal year 2005.

      Unless otherwise indicated, the following discussion relates to IFRS information.

     The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward looking statements. See “Forward-looking statements” at the beginning of this document.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our significant accounting policies are described in the notes to the consolidated financial statements included in this Annual Report on Form 20-F. However, we have identified a number of those accounting policies as described below, including differences with respect to U.S. GAAP as applicable, and estimates which we believe are the most significant to our business operations and to an understanding of our financial statements and related footnotes.

   Use of estimates

     The preparation of financial statements in accordance with IFRS and in conformity with U.S. GAAP, requires us to make estimates and assumptions which affect the amounts reported for assets, liabilities and contingent liabilities as of the date of preparation of the financial statements, and of revenues and expenses for the period. These estimates and assumptions are re-assessed continuously based on past experience and on various other factors considered reasonable in view of current circumstances, which constitute the basis for assessments of the carrying amount of assets and liabilities. Actual results may differ substantially from these estimates if assumptions or circumstances change. Significant items subject to such estimates and assumptions include provisions for litigation, post-employment benefit plan assets and liabilities, impairment of current and non-current assets, and deferred taxes.

   Revenue Recognition

      Our revenue recognition policies are substantially the same for both IFRS and U.S. GAAP.

     In accordance with IAS 18, revenues reported by Sodexho relate to the sale of services in connection with the ordinary activities of fully-consolidated companies as follows:

  Food and Facilities Management Services: all revenues earned pursuant to the contract, taking into account whether Sodexho acts as principal (the substantial majority of cases) or agent;

  Service Vouchers and Cards: revenues comprise commissions received from clients and affiliates, financial income from the investment of surplus cash generated by the specialized activity, and breakage from vouchers and cards that expire unredeemed subject to specific laws in certain jurisdictions.

     In accordance with IAS 18, revenues are measured at the fair value of the consideration received or receivable, net of discounts and rebates and of VAT and other taxes. Revenues are recognized when it is probable that future economic benefits will flow to Sodexho and these benefits can be measured reliably. No revenue is recognized if there is significant uncertainty about recoverability of the costs incurred or to be incurred in meeting the service obligation. Food and facilities management service revenues are recognized when the service is rendered.

   Business Combinations

     Accounting policies for business combinations and impairment of intangible assets and goodwill differ between IFRS and U.S. GAAP, primarily because acquisitions made prior to September 1, 2004 were not restated for IFRS (except with respect to the recognition of goodwill in the currency of the acquired entity) and also due to differences in the manner in which impairment of goodwill is measured. U.S. GAAP accounting policies for business combinations and impairment of intangible assets and goodwill are described at the end of this section.

     The Group accounts for acquisitions of subsidiaries using the purchase method. The cost of an acquisition corresponds to the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the acquisition. On first-time consolidation of a subsidiary or equity interest, the fair value of all the identifiable items acquired is measured in the currency of the acquired entity.

     In accordance with IFRS 3, adjustments may be made to provisional values of identifiable assets and liabilities as a result of ongoing due diligence or upon receipt of additional information. If these adjustments arise within 12 months following the date of acquisition, they are recognized as a retrospective adjustment to the goodwill on the acquisition. Once this 12-month period has elapsed, the effect of any adjustments is recognized in the income statement unless it involves the correction of an error or relates to deferred tax assets not recognized in connection with the acquisition because their recovery was considered uncertain. In this case, the goodwill value is reduced by the amount that would have been recorded if the tax asset has been recognized at the time of the acquisition.

     Any excess of the cost of an acquisition over Sodexho’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity at the acquisition date is recognized as goodwill in the balance sheet. Goodwill is not amortized, but is tested for impairment at least annually, and whenever there is an indication that it may have become impaired. Any impairment losses are recognized in the income statement, and may not be reversed subsequently. Goodwill arising on the acquisition of associates recorded under the equity method is included in the value of the investment in the associate and is tested for impairment as it relates to the equity method investment itself.

     Goodwill has an indefinite useful life. It is tested for impairment (i) whenever there is an indication that it may have become impaired, and (ii) annually, as of May 31. The results of the impairment tests conducted as of May 31 are reassessed using data as of August 31. Assets that do not generate cash inflows that are largely independent of those from other assets, and hence cannot be tested for impairment individually, are grouped together in Cash Generating Units (CGUs). For the purpose of impairment tests, the Group has generally identified its CGUs on a by-country by-activity basis. The assets allocated to each CGU comprise goodwill, non-current assets, and net working capital. The main indication that a CGU may be impaired is a significant decline in its operating profit.

     An impairment loss is recognized in the income statement when the carrying amount of an asset or CGU is greater than its recoverable amount. The recoverable amount is the greater of:

  fair value less costs to sell, i.e. the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal;

  value in use, i.e. the present value of the future cash flows expected to be derived from continuing use and ultimate disposal of the asset or CGU.

     The value in use of CGUs is estimated using after-tax cash flow projections based on three-year business plans prepared by management and extrapolated beyond this three-year period. The management of Sodexho Alliance and its subsidiaries prepare gross profit forecasts on the basis of past performance and expected market trends. The growth rate used beyond the initial three-year period reflects the growth rate for the business sector and region involved. Expected future cash flows are discounted at the average cost of capital of the CGU. The growth and discounting rates used for impairment tests during the period are provided in the notes to the consolidated financial statements.

     An impairment loss recognized in respect of a CGU is allocated initially to reducing the carrying amount of any goodwill allocated to that CGU, and then to reducing the carrying amount of the other assets of the CGU in proportion to the carrying amount of each asset.

Business combinations and intangible assets – U.S. GAAP

     As described above, business combinations effected prior to September 1, 2004 (date of first-time application IFRS) were not restated retrospectively with respect to IFRS 3. The market share intangible asset previously recognized under French GAAP was reclassified to goodwill at that time, as permitted by IFRS 1.

     Under U.S. GAAP, all business combinations are accounted for as purchases. In accordance with SFAS No. 141, Business Combinations, the cost of an acquired company was assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks and software intangible assets were identified with respect to our acquisitions. As such, for U.S. GAAP purposes, a portion of the amount allocated to goodwill under IFRS was allocated to these identified intangible assets. The remaining excess of the cost of the acquired company over the fair value of the net assets acquired is recorded as goodwill. The allocation of purchase price to intangible assets other than goodwill requires management to make estimates with respect to the fair value of those intangible assets, which fair value is largely dependent on assumptions utilized in the valuation methodology, including estimates of future cash flows and appropriate discount rates. A deferred tax liability is recorded with respect to all intangible assets except goodwill.

     For U.S. GAAP purposes, we comply with SFAS No. 142, Goodwill and Other Intangible Assets. In accordance with SFAS 142, we do not amortize goodwill or indefinite-lived intangible assets. All other intangible assets, including customer relationships, trademarks and software, are amortized over their estimated useful lives. SFAS 142 also requires us to evaluate our goodwill and identifiable intangible assets with indefinite lives for impairment at least annually and more frequently if specific events indicate that an impairment in value may have occurred. This evaluation requires management to make assumptions with respect to the identification of its reporting units as well as the estimates of future cash flows and appropriate discount rates, in order to determine the fair value of the reporting units so identified. U.S. GAAP differs from IFRS in that under U.S. GAAP, goodwill is assigned to a reporting unit of the business upon acquisition. A reporting unit, which may differ from a CGU (the reporting unit is likely to be at a more aggregated level), is an operating segment or one level below an operating segment. Under U.S. GAAP, there was no impairment charge related to goodwill for the year ended August 31, 2006.

     SFAS 144 (SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of through fiscal 2003) requires that we review our identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a “triggering event”). The review for recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss may be recognized, which is measured based on the fair value of the asset. Management is required to exercise judgment in the determination of whether a triggering event has occurred as well as in the development of the assumptions used to estimate future cash flows and determine fair value, as needed. Impairments recognized under U.S. GAAP are not reversed in subsequent periods.

   Provisions and loss making contracts

     A provision is recorded if (i) an entity has a legal or constructive obligation at the balance sheet date, (ii) it is probable that settlement of the obligation will require an outflow of resources, and (iii) the amount of the liability can be reliably measured. Provisions primarily cover commercial, employee-related and tax-related risks and litigation arising in the course of operating activities, and are measured in accordance with IAS 37 using assumptions that take account of the most likely outcomes.

     A provision for onerous contracts is established where the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it.

Provisions – U.S. GAAP

     Under U.S. GAAP, provisions for contingencies and losses (contingent liabilities) are recognized for specific existing risks when the related loss is both probable and estimable and, in certain specific situations such as business combinations and restructurings, when certain additional criteria are met. If a loss is determined to have been incurred and management is able to reasonably estimate the amount of the loss, an amount must be accrued for the loss. Where the amount of the probable loss is determined within a range of possible outcomes and when no amount within the range is considered to be a better estimate than any other amount, the minimum amount in the range is required to be accrued.

     Under both IFRS and U.S. GAAP, the recording of provisions requires management to exercise significant judgment in determining the timing of recognition and amount of recorded provisions.

Employee benefits

     Defined benefit plans are measured using actuarial valuations. The Group uses the projected unit credit method as the actuarial method for measuring its post-employment benefit obligations, on the basis of the national or company-wide collective bargaining agreements effective within each entity. Factors used in calculating the obligation include length of service, life expectancy, salary inflation, staff turnover, and macro-economic assumptions specific to countries in which Sodexho operates (such as inflation rate, rate of return on plan assets and discount rate).

     The Group elected to early adopt the amendment to IAS 19, effective August 31, 2005. Actuarial gains and losses arising at each balance sheet date are therefore recognized directly in shareholders’ equity without affecting the income statement.

     If benefits under an existing plan are amended or a new plan is established, past service cost relating to vested benefits is recognized in the income statement, and past service cost relating to benefits not yet vested is recognized on a straight line basis over the average residual vesting period.

The accounting treatment applied to defined-benefit plans is as follows:

•	The obligation, net of plan assets, is recognized as a non-current liability in the balance sheet if the obligation exceeds the plan assets and the unrecognized past service cost.

If the value of plan assets exceeds the obligation under the plan, the net amount is recognized as a non- current asset. Overfunded plans are recognized as assets only if they represent future economic benefits that will be available to Sodexho. Where the calculation of the net obligation results in an asset for Sodexho, the amount recognized for this asset may not exceed the total of the unrecognized past service cost plus the present value of all future refunds and reductions in future contributions under the plan.

•	The expense recognized in the income statement comprises:

• current service cost, amortization of past service cost, and the effect of any plan curtailments or settlements, all of which are recorded as operating items;

• the effect of discounting and the expected return on plan assets, which are recorded in financial income and expense.

     Sodexho contributes to multi-employer plans, primarily in Sweden and the United States. These plans are accounted for as defined-contribution plans, as the information provided by the plan administrators is insufficient for them to be accounted for as defined-benefit plans.

     Other long-term employee benefits are measured in accordance with IAS 19. The expected cost of such benefits is recognized as a non-current liability over the employee’s period of service. Actuarial gains and losses are recognized immediately in the income statement.

Employee benefits – U.S. GAAP

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

     The treatment under IFRS differs from that under U.S. GAAP, because in the transition to IFRS, all accumulated actuarial gains and losses were recorded in the opening balance sheet as of September 1, 2004. In addition, U.S. GAAP does not permit the recording of actuarial gains and losses in each period directly in shareholders’ equity.

   Derivative Financial Instruments

     The Group’s policy is to finance acquisitions in the currency of the acquired entity, generally at fixed rates of interest. The majority of the Group’s variable-rate borrowings are converted to fixed-rates using interest rate swaps. In most cases where borrowings are made in a currency other than that of the acquired entity, currency swaps are contracted.

     As required by IAS 39, these derivative financial instruments are initially recognized in the balance sheet at fair value, as current financial assets or liabilities. Subsequent changes in the fair value of derivative instruments are recognized in the income statement, except in the case of instruments that qualify as cash flow hedges. In the case of cash flow hedges, the necessary documentation is prepared at inception and updated at each balance sheet date. Gains or losses arising on the effective portion of the hedge are recognized in equity, and are not recognized in the income statement until the underlying asset or liability is realized. Gains or losses arising on the ineffective portion of the hedge are recognized immediately in the income statement. Sodexho relies on external specialists to determine the fair value of these instruments.

     Under U.S. GAAP, the Group’s accounting for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is substantially the same as the treatment under IFRS.

   Share-based payments

     Some Group employees receive compensation in the form of share-based payments. The Group applies IFRS 2 to account for this compensation. In accordance with the transitional provisions of IFRS 1, only plans with a grant date after November 7, 2002 and not vested as of January 1, 2005 are measured and recognized as employee costs.

     The services compensated by these plans are recognized as an expense, with the offset to shareholders’ equity, over the vesting period. The amount of expense recognized in each period is determined by reference to the fair value of the options granted as of the grant date, computed using a lattice method. At each balance sheet date, the Group re-assesses the number of options expected to vest. The impact of any change in estimates is recognized in the income statement, with the offset to shareholders’ equity.

Share-based payments – U.S. GAAP

     Under U.S. GAAP, effective for fiscal 2006 the Group adopted SFAS No. 123 (R), “Accounting for Stock-Based Compensation,” which superseded APB Opinion No. 25, “Accounting for Stock Issued to its Employees.” This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, and recognize the cost over the period during which an employee is required to provide service in exchange for the award—the requisite service period. This Statement has been applied to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Group adopted the Statement as of September 1, 2005 using the modified prospective method. The Group currently and historically has included its financial statements, with a reconciliation to U.S. GAAP, in Item 17 of Form 20-F and therefore was not required to make pro forma disclosures under SFAS 123 related to its stock option plans.

     Although the Group has used a lattice method for computing share-based compensation expense under both IFRS and U.S. GAAP there is still a difference related to the transition guidance for the two standards, which resulted in the unvested shares related to plans prior to November 7, 2002 being included in the computation of the U.S. GAAP charge but not in IFRS. In addition, certain of these shares are deductible for tax purposes upon exercise, and differences arise between IFRS and U.S. GAAP with respect to the computation of deferred taxes and the related allocation between expense and shareholders’ equity of windfall tax benefits (excess tax deductions received on options for which no corresponding expense has been recorded for financial reporting purposes) related to shares vested prior to the adoption of SFAS 123 (R) but exercised subsequent thereto.

   Recent Accounting Pronouncements – IFRS

     On August 18, 2005, as part of its project to develop IFRS 7, Financial Instruments: Disclosures, the IASB amended IAS 1: Presentation of Financial Statements to add requirements for disclosures of: the entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. These disclosure requirements apply to all entities, effective for annual periods beginning on or after 1 January 2007, with earlier application encouraged.

     Also on August 18, 2005, the IASB amended the scope of IAS 39 to include financial guarantee contracts issued. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due. Under IAS 39 as amended, financial guarantee contracts are recognised initially at fair value. If the financial guarantee contract was issued in a stand-alone arm's length transaction to an unrelated party, its fair value at inception is likely to equal the consideration received, unless there is evidence to the contrary. These contracts are subsequently recognized at the higher of (i) the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognised in accordance with IAS 18 Revenue. The amendment to IAS 39 is effective for annual periods beginning on or after January 1, 2006, with earlier application encouraged.

     The Group is currently conducting an analysis of the practical effect of these amendments, and of their potential impact on the financial statements.

   Recent Accounting Pronouncements – U.S. GAAP

     In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarified the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties and transition. FIN 48 is effective for the Group as of September 1, 2007. The Group is currently evaluating the impact of adopting FIN 48.

     In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment under U.S. GAAP. SAB 108 requires quantification of errors under both the iron curtain and the roll-over method. SAB 108 permits existing public companies to apply its provisions under U.S. GAAP information either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of the beginning of the year of adoption with an offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 is effective for fiscal years ending after November 15, 2006, which for the Group, will be its fiscal year ending August 31, 2007. The Group is currently evaluating the impact, if any, of adopting SAB 108.

     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (SFAS 157). SFAS 157 defines fair value and establishes a framework for measuring fair value. SFAS 157 does not impose fair value measurement on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurement. SFAS 157 is effective for the Group for the year ending August 31, 2009. The Group is currently evaluating the impact of adopting SFAS 157.

     In September 2006, the FASB issued Statement No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which is an amendment of FASB Statements Nos. 87, 88, 106, and 132(R). Effective for the Group for the year ended August 31, 2007, SFAS 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or a liability. The Group is currently evaluating the impact of adopting SFAS 158.

BALANCE SHEET AND INCOME STATEMENT DATA

     Our consolidated financial statements and the selected financial data presented below are reported in euro (except for amounts included in the column “U.S. $”).

	As of and for the year ended August 31,

	2006	2006	2005

	U.S. $(2)	€	€
	(in millions, except per-share amounts)
Income Statement Data
IFRS amounts
Revenues	16,448	12,798	11,693
Gross profit	2,366	1,841	1,660
Operating profit	778	605	450
Financial income	69	54	60
Financial expense	(208)	(162)	(172)
Profit for the period before tax	649	505	332
Profit for the period	428	333	221
Profit attributable to equity holders of the parent	415	323	212

Basic earnings per share	2.66	2.07	1.36
Diluted earnings per share	2.63	2.05	1.36
Dividends per share	1.22	0.95	0.75
Balance Sheet Data
IFRS amounts
Goodwill	4,656	3,623	3,705
Other non-current assets, including property,
plant and equipment	1,379	1,073	980
Working capital (1)	(1,774)	(1,380)	(1,313)
Cash and cash equivalents	1,339	1,042	949
Total assets	10,684	8,314	7,952
Non-current borrowings	2,380	1,852	1,891
Non-current liabilities	729	567	496
Equity attributable to equity holders of the parent	2,771	2,156	2,060
Equity attributable to minority interests	22	17	18
Total shareholders’ equity	2,793	2,173	2,078

	As of and for the year ended August 31,

	2006	2006	2005	2004	2003	2002

	U.S. $(2)	€	€	€	€	€
U.S. GAAP amounts
Revenues	16,448	12,798	11,681	11,502	11,690	12,618
Operating income	513	399	364	386	404	403
Net income	321	250	155	169	148	131
Earnings per share (basic)	2.06	1.60	0.99	1.08	0.95	0.83
Earnings per share (diluted)	2.04	1.59	0.99	1.08	0.95	0.82
Total assets	10,167	7,911	7,632	7,393	8,028	8,435
Total shareholders’ equity	2,082	1,620	1,586	1,542	1,645	1,782

(1)	Working capital is calculated as the net of an asset component (inventories, advances, accounts receivable, other operating receivables, prepaid expenses, assets held for sale, retirement plan assets and other non-current assets, and financial assets of the service vouchers and cards activity) and a liability component (advances received from clients, accounts payable, social and tax liabilities, other liabilities, deferred revenues, retirement and other benefit plan liabilities, and vouchers payable).

(2)	The consolidated financial statements are prepared and presented in euro. The U.S. dollar amounts presented in the table above have been translated solely for the convenience of the reader using the August 31, 2006 2 p.m. ECB time rate quoted by the European Central Bank of $1 = €0.7781.

A.  Operating Results

     The balance sheets of subsidiaries located outside of the euro zone that operate in a non-hyperinflationary currency environment are translated into euro using exchange rates in effect at the balance sheet dates. The income statements of these subsidiaries are translated at average exchange rates for the period. The difference between the translation of the income statement at average and period end rates, as well as the difference between the opening balance sheet account as translated at beginning and end of period rates, are recorded in shareholders’ equity. Transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction and the related impact is reflected in the income statement.

     We have no significant operations in countries with highly inflationary economies.

     The Group reports two principal operating segments, which are Food and Facilities Management Services and Service Vouchers and Cards. The Food and Facilities Management Services business is further segmented into four geographic regions. The Group reports the following segments:

   Food and Facilities Management Services

  North America

  United Kingdom and Ireland

  Continental Europe

  Rest of the World

   Service Vouchers and Cards

Overview

     Food and Facilities Management Services is our most significant activity, and accounted for approximately 97% of our revenues and 83% of operating profit (before corporate expenses) for the fiscal year ended August 31, 2006. Approximately 44% of our fiscal 2006 revenues in the Food and Facilities Management Services business were generated in North America. The Service Vouchers and Cards business comprised 3% of our revenues and 17% of operating profit (before corporate expenses) in fiscal 2006.

Fiscal Year Ended August 31, 2006 Compared with Fiscal Year Ended August 31, 2005

   Consolidated Overview of Revenues and Operating Profit

     Revenues for fiscal 2006 totaled €12.8 billion, a 9.4% increase from fiscal 2005. The increase included organic growth of 6.4% and a favorable foreign currency translation impact of 2.8%, principally arising on revenues denominated in U.S. dollars or reliant on the U.S. dollar exchange rate. Organic growth represents the increase in revenues excluding acquisitions and disposals and at constant exchange rates. The impact of acquisitions (net of divestitures) was 0.2%. Highlights include substantial progress on several fronts in Food and Facilities Management Services, as follows:

  organic growth accelerated in North America (up 5.0%) and in Continental Europe (up 5.2%), driven in particular by the Healthcare and Seniors segments the United Kingdom and Ireland returned to organic growth, posting an increase of 4.8%

  organic revenue growth was a robust 16.1% in the Rest of the World (Remote Sites, Latin America and Asia-Australia)

     The Service Vouchers and Cards activity also continued its dynamic organic growth, with a 15.9% rise.

     We expect our organic growth rate in fiscal 2007 to be comparable to that in fiscal 2006 on a consolidated basis.

     Operating profit was €605 million in fiscal 2006 as compared to €450 million in fiscal 2005, an increase of 34.4%. This operating profit includes:

  a gain of €21 million on the sale of Spirit Cruises, a U.S. based river and harbor cruise company;

  the favorable impact of €7 million from the resolution of the U.S. litigation, for which €62 million had been provided in fiscal 2005.

     Excluding these items, operating profit increased by 12.6% at current exchange rates and by 9.7% at constant exchange rates. On the same basis, operating margin increased to 4.5%, compared with 4.4% in fiscal 2005.

   Analysis of Revenues and Operating Profit

     The following table presents, for the periods stated, the variation in revenues and operating profit by activity.

	Fiscal Year Ended August 31,		Change in Revenues

Revenues by Activity (in IFRS)	2006	2005	€	%

	(in millions of euro, except percentages)
Food and Facilities Management Services
North America	5,479	5,004	475	9.5%
Continental Europe	4,148	3,922	226	5.8%
United Kingdom and Ireland	1,370	1,302	68	5.2%
Rest of the World	1,434	1,166	268	23.0%

Total	12,431	11,394	1,037	9.1%
Service Vouchers and Cards	373	305	68	22.5%
Elimination of intragroup revenues	(6)	(6)	–

Total of revenues	12,798	11,693	1,105	9.4%

	Fiscal Year Ended August 31,		Change in Operating Profit

Operating Profit by Activity (in IFRS)	2006	2005	€	%

	(in millions of euro, except percentages)
Food and Facilities Management Services
North America	277	160	117	73.6%
Continental Europe	203	199	4	2.0%
United Kingdom and Ireland	42	16	26	158.7%
Rest of the World	28	35	(7)	(22.1%)

Total	550	410	140	33.9%
Service Vouchers and Cards	113	78	35	45.1%

Operating profit, excluding corporate expenses	663	488	175	35.9%
Corporate expenses	(58)	(38)	(20)	51.4%

Total operating profit	605	450	155	34.4%

   Food and Facilities Management Services

     The Food and Facilities Management Services activity contributed 97% of consolidated revenues and 83% of consolidated operating profit before corporate expenses.

     Revenues reached €12,431 million in fiscal 2006, with Sodexho confirming its leading position in food and facilities management services. Positive factors included:

  brisk acceleration in growth in North America and Continental Europe, driven by progress in the Healthcare and Seniors segments;

  a return to growth for the Group’s activities in the United Kingdom and Ireland; and

  continued high levels of activity in the Rest of the World.

     Operating profit was up 33.9% at €550 million. The factors underlying this performance are described below.

North America

     Revenues were €5.5 billion for fiscal 2006, with organic growth accelerating to reach 5.0% for the fiscal year.

     In Business and Industry, revenues rose for the first time in three years. The 2.4% growth rate reflects improved client retention and increased sales on existing sites, both in leisure (for example, the Houston Space Center) and in catering services for clients. Healthcare and Seniors reported robust growth of 7.2%, due to:

  The ramp-up of revenues from major contracts signed in the previous year (such as the City of New York Health Authority and Hermann Memorial in Texas);

  New facilities management contracts, which accounted for two-thirds of the expansion in the revenue base during fiscal 2006. Successful tenders included contracts with Mount Clemens General Hospital (Michigan) and the North East Medical Center (Texas); and

  Good growth in sales from existing sites.

     The Education segment saw revenues rise by 4.7% over the prior year, despite the negative impact of hurricanes in the first few months of fiscal 2006 and the non-renewal of some public-sector school contracts towards the end of fiscal 2005 (due to the Group’s refusal to cut prices below a level at which it can maintain quality standards).

     In the Campus Services sector, revenue growth from existing sites was lifted by the success of summer camps and by good progress in facilities management, for example at Ohio Northern University where the foodservice contract was extended to include facilities management services.

     New contracts signed include Novartis, Victory Memorial Hospital (Illinois) and the University of Tampa (Florida) in facilities management; and Walt Disney Company, Pfizer, Baptist Hospital (Tennessee) and Saint Cloud State University (Minnesota) in foodservice.

     Operating profit reached €277 million (up 73.6%). Excluding the impact of the U.S. litigation and the capital gain on the sale of Spirit Cruises, the increase was 7.9% at constant exchange rates. This performance reflects:

  good progress in the Education segment, supported by the deployment of new-generation technology tools to assist food and labor productivity management on sites; and

  continued success of the extension of the facilities management offer in Healthcare and Seniors.

     The Group also continued to invest in human resources (marketing, client retention and diversity), information systems and internal control.

Continental Europe

     Revenues totaled €4.1 billion and organic growth improved to 5.2% for fiscal 2006, as compared to 4.0% in fiscal 2005.

     In Business and Industry, the 5.3% advance in revenues was driven by three main factors:

  new contracts won in all European countries;

  an acceleration in growth in the leisure sector in France, as demonstrated by a master agreement signed with the Pierre & Vacances Group and the successful bid for the Vaux-le-Vicomte Château foodservice concession in the fourth quarter;

  the gradual rollout of services in two new prisons under public-private partnerships in France.

     The robust 7.7% growth in the Healthcare and Seniors segments was helped by the ramp-up of revenues from a number of major contracts signed in the previous fiscal year and by innovations in service offerings.

     The Group’s highly-selective approach, especially in the public sector, underlies the slower pace of growth (1.4%) in the Education segment. New clients that have chosen Sodexho during fiscal 2006 include Akzo Nobel (Sweden), Microsoft and the Albert Schweitzer Ziekenhuis senior residences (the Netherlands) and the Cèdres Clinic in Grenoble (France) in facilities management; and US Steel Kosice (Slovakia) and the Saint-Malo local schools and hospital in food services.

     Start-up costs on major contracts and operational difficulties in Turkey weighed on operating profit. However, substantial productivity gains and ongoing efforts with respect to organization efficiency enabled operating profit to increase by 2% to €203 million.

United Kingdom and Ireland

     Revenues totaled €1.4 billion for fiscal 2006. Sodexho achieved its target of returning to growth in the region, for the first time in three years; revenues rose by 4.8%, after a drop of 2.6% in fiscal 2005.

     The rise in revenues was primarily due to the start-up of major new contracts in the Corrections, Defense and Healthcare segments, which have a high facilities management component. It was a good summer for leisure and hospitality at events such as the Chelsea Flower Show and Ascot races.

     New business is developing, as illustrated by contracts signed with Reckitt Benckiser, Catterick Garrison and Allenby Connaught in facilities management, and Everton Football Club and West Sussex Secondary Schools in food services. Action plans to improve client retention are under way.

     Operating profit rose to reach €42 million, an increase of 158.7%. This solid performance reflects the effectiveness of measures adopted in recent years: re-negotiating contracts, tighter management control and a rise in comparable site revenue growth.

Rest of the World

     Food and facilities management services revenues for the Rest of the World were €1.4 billion. Organic growth was 16.1%, and was driven mainly by:

  double-digit growth in Latin America, Asia and Australia;

  strong activity levels in Remote Sites, reflecting good levels of raw material prices;

  the start-up of operations in the Corrections segment in Chile.

     The Group also continued its successful and rapid expansion into mainland China and India. New additions to the client list include the Shanghai Huizhong Automotive Manufactory and Lecong Middle Schools (China), Cargill Group (Brazil and Argentina), Exxon Mobil (Venezuela and Australia) and Manipal Medical College (Malaysia).

     The 22.1% decrease in operating profit to €28 million is explained by two main factors:

  an asset write-down related to the Sydney Olympic Stadium contract in Australia; and,

  the expiration of a major logistics contract in the Middle East.

     Nevertheless, as a result of its leading position in Remote Sites and in Latin America, the Group was able to capitalize on increased demand driven by high raw material prices.

   Service Vouchers and Cards

     Revenues for fiscal 2006 were €373 million, with organic growth rising from 13.2% to 15.9%. Issue volume (the face value multiplied by the number of vouchers and cards issued) for fiscal 2006 was €6.3 billion, a rise of 13.8% (excluding the effects of exchange rates and changes in the scope of consolidation).

     Demand for our traditional services (Restaurant Pass and Food Pass) remains very strong in Latin America, where year-on-year growth exceeded 20%.

     Sodexho also increased its penetration of the European market during fiscal 2006, as a result of the launch of new services such as the Childcare Pass in the United Kingdom and Spain and the Sport and Culture Pass in Belgium.

     Sodexho Service Vouchers and Cards convinced many new corporate clients of the quality of its staff motivation solutions: Airport Authority of India, Grupo Penaflor (Argentina), Casa Saba (Mexico), Manufacturas de Papel (Venezuela), Usina Moemar Acurar e Alcool and the Colatina local authority (Brazil), CEC (Romania) and Can Pack (Poland).

     Efforts to market our assistance services continue to prove successful, as demonstrated by Childcare Pass contracts signed with the City of Madrid (Spain) and Imperial Tobacco (United Kingdom).

     At €113 million, operating profit was 45.1% higher than the prior year. This particularly strong growth rate reflects a marked rise in issue volume, especially in Latin America. As costs in the segment are largely fixed, operating margin improved to 30.4%, or 1.8% of issue volume.

Corporate expenses

     Corporate expenses were €58 million. During fiscal 2006, the Group invested in strengthening its human resources in the Procurement, Client Retention and Finance areas. An ambitious training program targeted at the top

200 Group executives was launched in April 2006. Corporate expenses also include costs incurred implementing the “CLEAR” program, designed to enhance internal control and also to comply with the Sarbanes Oxley Act.

Financial income and expense

     Financial expense was €162 million, as compared to €172 million for fiscal 2005. Financial income was €54 million, as compared to €60 million for fiscal 2005. The year-on-year change includes the effects of a €9 million decrease in interest expense due to debt reduction, an increase in the impact of discounting long-term obligations (reflecting higher interest rates), and the remeasurement of financial instruments at fair value.

     Interest cover (the ratio of operating profit to net finance costs) improved significantly to a ratio of 6.3 to 1.

Income tax expense

     Income tax expense was €172 million, reflecting a stable effective tax rate of 34.1%.

Group profit attributable to equity holders of the parent (Group net income)

     At €323 million Group net income was up 51.8%, or 47.3% excluding foreign exchange effects. This substantial increase was due mainly to the strong growth in operating profit as well as a positive contribution from associates, reflecting investments in companies involved in public-private partnership (PPP) contracts signed in previous periods.

B.  Liquidity and Capital Resources

Financial position as of August 31, 2006

     The table below sets forth key components of the consolidated cash flow statement.

	Year ended August 31,

	2006	2005

	(euro in millions)
Net cash provided by operating activities	488	677
Net cash used in investing activities	(210)	(147)
Net cash used in financing activities	(179)	(384)

Change in net cash and cash equivalents	99	146

     Net cash provided by operating activities totaled €488 million in fiscal 2006. This included the following items:

  a payment of €58 million in connection with the resolution of the U.S. litigation, which had been provided for in the financial statements for fiscal 2005;

  the Group also sought to earn a higher return on the cash surplus generated by the Service Vouchers and Cards activity, choosing to substantially increase the volume of non-current investments;

     The net cash provided by operating activities was used to finance:

  capital expenditures and client investments of €207 million, equivalent to 1.61% of revenues;

  acquisitions of €51 million, primarily 55% of the Paris Lido, 100% of Ticket Total (no. 3 in the Service Vouchers and Cards market in Argentina), and the buyout of the minority investors in Altys (France);

     Net cash flow used in investing activities of €210 million also included the proceeds from the sale of Spirit Cruises and existing cash in companies acquired.

     Net cash used in financing activities includes a dividend payment of €127 million and a reduction in borrowings of €48 million euro.

     As of August 31, 2006, borrowings were €1,880 million, and mainly comprised two euro-denominated bond issues totaling €1,327 million and U.S. dollar-denominated bank credit facilities of €486 million. The rest of the Group’s borrowings comprise various bank credit facilities, capital lease obligations and derivative financial instruments.

     Cash and cash equivalents net of bank overdrafts totaled €1,006 million. Cash investments in instruments with maturities of more than three months and restricted cash from the Service Vouchers and Cards activity totaled €423 million.

     The operating cash position (restricted cash and financial assets plus cash and cash equivalents) was €1,429 million, including €810 million for Service Vouchers and Cards.

     Overall, net debt (borrowings net of cash and cash equivalents, restricted cash and financial assets related to the service vouchers and cards activity) as of August 31, 2006 was €451 million, representing 21% of consolidated equity, compared with 33% as of August 31, 2005.

     As of the balance sheet date, 73% of our borrowings were at fixed rates, and with an average interest rate of 5.7%. We also had unused credit facilities of €475 million. Off balance sheet commitments at August 31, 2006 (see note 4-7 to the consolidated financial statements) were €322 million, equivalent to 15% of consolidated equity. We believe our working capital is sufficient for our present requirements. We expect that cash on hand, internally generated cash flows and available credit will be sufficient to cover our additional cash flow requirements in the foreseeable future.

C.  U.S. GAAP

General

     Our financial statements are prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP, as discussed in note 8 to the consolidated financial statements. The effects of U.S. GAAP adjustments are included in note 8 to the consolidated financial statements.

D.  Research and Development, Patents and Licenses, etc.

     We have the patents, trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. Other than the Sodexho name, we do not consider our patents, trademarks, trade names and licenses to be material to the operation of our business.

E.  Off Balance Sheet Arrangements.

     The Group has entered into agreements to purchase or sell shares in various group companies that are not wholly-owned. None of the estimated obligations in connection with these arrangements is considered to either have, or be reasonably likely to have, a current or future material effect on the Group’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

     Commitments made as of August 31, 2006 (millions of euro) were as follows:

	August 31, 2006					August 31, 2005

	< 1 year	1-3 years	>3-5 years	>5 years	Total	Total

Financial guarantees to third parties	102	21	1	5	129	160
Performance bonds on operating leases	16	8	6	4	34	27
Client performance bonds	13	0	0	79	92	16
Other commitments	23	2	1	0	26	7

	August 31, 2006					August 31, 2005

	< 1 year	1-3 years	>3-5 years	>5 years	Total	Total

Total	154	31	8	88	281	210

     Financial guarantees to third parties mainly comprise bank guarantees made by Sodexho, Inc. totaling €89.6 million, and subordinated debt commitments under public private partnership (“PPP”) contracts (see note 2.3.2 to the consolidated financial statements) totaling €33.9 million.

     Performance bonds given to clients are subject to regular review by the management at the operating entity level. A provision is recorded as soon as payment under a performance bond becomes probable. The increase in these performance bonds during the period reflects the growing number of PPP contracts signed in the United Kingdom.

     The increase in other commitments is due mainly to a €19 million bank guarantee given to the Brazilian courts in connection with the Banco Santos litigation (see note 4.28).

     The Group has commitments to provide training hours to its employees in France, known as Individual Training Rights. Based on available information, the maximum number of hours to be provided to employees of French subsidiaries is estimated to be approximately 667,000 hours.

     Sodexho has performance obligations to clients, but regards these as having the essential features of a performance bond rather than an insurance contract designed to compensate the client in the event of non-fulfillment of the service obligation (compensation is generally due only where Sodexho is unable to provide alternative or additional resources to fulfill the obligation to the client). In practice, given its size and geographical reach, Sodexho considers itself capable of providing the additional resources needed to avoid paying compensation to clients protected by such clauses.

     As of August 31, 2006, no provision has been established in the balance sheet with respect to the above commitments.

Sureties

     In connection with the Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries pledged cash as security to various banks in 2005. No cash was still pledged as of August 31, 2006.

     Other commitments arising from surety arrangements (pledges, charges secured against plant and equipment, and real estate mortgages) contracted by Sodexho Alliance and its subsidiaries in connection with operating activities during fiscal 2006 are immaterial.

Operating lease commitments

     Operating lease commitments are as follows:

Less than one year	€ 107 million

From one to three years	€ 134 million

From three to five years	€ 48 million

More than five years	€ 26 million

     Operating lease commitments primarily relate to rent of € 174 million for office space and €129 million for various equipment.

   Other commitments

Commitments for stock options in Sodexho Alliance shares

     The Group has the following stock option commitments as of December 31, 2006:

  739,389 Sodexho Alliance shares with an average exercise price of U.S. $31.04 to certain employees of Sodexho, Inc., in connection with the Group’s acquisition of 53% of Sodexho Marriott Services, Inc. in June 2001. As of December 31, 2006, all of these options were exercisable, through various expiration dates, the latest being April 31, 2011.

  5,465,487 Sodexho Alliance shares granted by the Board of Directors to Group employees in connection with various stock option plans. Following is information with respect to these plans.
	Exercisable period

Issuance date	From	To	Exercise price	Number of options outstanding on December 31, 2006

January, 2002	January, 2006	January, 2007	€47.00	331,431
January, 2002	January, 2006	January, 2008	€47.00	928,796
September, 2002	April, 2006	March, 2008	€47.00	12,000
October, 2002	October, 2006	October, 2007	€21.87	1,915
January, 2003	January, 2004	January, 2009	€24.00	1,576,267
June, 2003	January, 2004	January, 2009	€24.00	32,165
January, 2004	January, 2005	January, 2010	€24.50	737,682
January, 2005	January, 2006	January, 2011	€23.10	862,545
June, 2005	June, 2006	June, 2011	€26.04	20,000
September, 2005	September, 2006	September, 2011	€28.07	10,000
January, 2006	January, 2007	January, 2012	€34.85	952,686

TOTAL				5,465,487

F.  Tabular Disclosure of Contractual Obligations

     Future payments on borrowings and other debt balances as of August 31, 2006 were due as follows(1) :

	Less than one year	One to three years	Three to five years	More than five years	Total August 31, 2006

	(millions of euro)
Bonds
Euro	30	0	1,297	0	1,327

Total bonds	30	0	1,297	0	1,327
Bank borrowings (2)
U.S. Dollars	6	39	441	0	486
Euro	4	6	3	6	19
Pounds Sterling	0	0	0	0	0
Other currencies	4	4	1	0	9

Total bank borrowings	14	49	445	6	514
Operating lease obligations	107	134	48	26	315
Capital lease obligations
U.S. Dollars	0	0	0	0	0
Euro	19	23	11	10	63

Less than one year	One to three years	Three to five years	More than five years	Total August 31, 2006

(millions of euro)
Other currencies	3	2	1	2	8

Total capital lease
obligations	22	25	12	12	71
Other borrowings
Euro	1	1	3	0	5
Other currencies	1	0	0	2	3

Total other borrowings	2	1	3	2	8
Bank overdraft balances
Euro	22				22
U.S. Dollars
Pounds Sterling	1				1
Other currencies	13				13

Total bank overdrafts	36				36

Total	211	209	1,805	46	2,271

(1)	Estimated future interest payments are not included in this table. Approximately 73% of our borrowings are at fixed rate. Further information is provided in Item 11 – “Quantitative and Qualitative Disclosures About Market Risk,” Note 4.16 – “Borrowings,” and note 5.1 – “Foreign exchange and interest rate risk.”
(2)	Includes impact of swaps; see note 4.17 to the consolidated financial statements for further information.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

     The table below sets forth, as of December 31, 2006, the names of our directors, their dates of birth, their current positions with us, the dates of their initial appointment as directors and the expiration dates of their current terms.

Name	Date of Birth	Position	Initially Appointed	Expiration of Term

Pierre Bellon(2) (4)	1/24/1930	Chairman	11/14/1974	2007
Robert Baconnier(5) *	4/15/40	Director	2/8/2005	2008
Remi Baudin(2) (3)	10/19/1930	Vice Chairman	2/25/1983	2007
Patricia Bellinger(2) (4) *	3/24/1960	Director	2/8/2005	2008
Astrid Bellon	4/16/1969	Director	7/26/1989	2007
Bernard Bellon (4)	8/11/1935	Director	2/26/1975	2009
François-Xavier Bellon	9/10/1965	Director	7/26/1989	2007
Sophie Clamens	8/19/1961	Director	7/26/1989	2007
Paul Jeanbart*	8/23/1939	Director	2/13/1996	2008
Charles Milhaud	2/20/1943	Director	2/4/2003	2009
François Périgot(1) (6) *	5/12/1926	Director	2/13/1996	2008
Nathalie Szabo(2)	1/26/1964	Director	7/26/1989	2007
Peter Thompson*	8/15/1946	Director	2/8/2005	2008
H.J. Mark Tompkins(6) *	11/02/1940	Director	2/5/2002	2008

(1)	Chairman of the Nominating Committee.

(2)	Member of the Nominating Committee.

(3)	Chairman of the Compensation Committee.

(4)	Member of the Compensation Committee.

(5)	Chairman of the Audit Committee and financial expert.

(6)	Member of the Audit Committee.

*    Independent director.

     Pierre Bellon. Mr. Bellon founded Sodexho Alliance in 1966 and served as its Chairman and Chief Executive Officer until August 31, 2005. Currently, he is Chairman of the Board of Directors. Since 1988, he has served as Chairman and Chief Executive Officer of Bellon SA, the family holding company that controls us, and as Chairman of its Executive Board (Board of Directors) from 1996 until February 2002. At that time, he was appointed Chairman of the Bellon SA Supervisory Board. Mr. Bellon has also served as National President of the Center for Young Company Managers (formerly the Center for Young Employers) from 1968 to 1970 and President of the National Federation of Hotel and Restaurant Chains from 1972 to 1975. He was a member of the Economic and Social Council from 1969 to 1979 and has been a member of the Executive Council of the National Council of French Employers (CNPF (now known as the Medef)) since 1976 and from 1980 until 2005, its Vice-President. He has also served as President of the Management Improvement Association, which he founded in 1987, and as a member of the Board of the National Association of Joint-Stock Companies. Mr. Bellon is currently a director of PPR. Mr. Bellon and his children, Astrid Bellon, Sophie Clamens, Nathalie Szabo and François-Xavier Bellon and their children, hold 68.5% of the shares in Bellon SA, which holds a 36.83% economic interest in Sodexho Alliance as of December 31, 2006.

     Robert Baconnier. Mr. Baconnier began his career in 1967 as a civil servant at the French Ministry of Economy and Finance, and was assigned to the Internal Revenue Service (Direction Générale des Impôts). From 1977 to 1979, he was the Technical Advisor to the office of the Minister of Economy and Finance, then Deputy Director in the office of the Minister for the Budget. From 1979 to 1983, he was Deputy Director in charge of the International Division of the Tax Legislation Department; in 1983 he was appointed head of the Litigation Department of the Internal Revenue Service. In 1986, he became the head of the Internal Revenue Service. From 1990 to 1991, he was the Paymaster General at the French Treasury, and then in 1991 he joined the law firm Bureau Francis Lefebvre, where he served as Chairman of the Management Board until 2004. Currently, he is the Chairman and CEO of ANSA, the French National Association of Joint Stock Companies. In addition, he serves as an advisor to the French Foreign Trade Commission.

     Remi Baudin. Before helping Pierre Bellon to create Sodexho Alliance, Mr. Baudin took part in a number of foreign projects for the management consultant company SEMA from 1957 to 1965. He reorganized and managed its ship supply business (1965-1969), then created a joint venture with Sonatrach in the Remote Sites business and headed the two companies’ joint subsidiary in Algeria (1969-1970). He successively managed the food and management services France division and started up operations in Belgium (1971-1976); the France and Africa division, overseeing start-ups in Cameroon, Nigeria, Ivory Coast, Angola, Benin, Guinea, Algeria and Libya (1977-1982); and the food and management services France and Europe division (1982-1992). Mr. Baudin is also President of FERCO, the European food services confederation, which he founded in 1988 and is the President of the Supervisory Board of Octofinances SA. He was Chairman of the Bellon SA Supervisory Board from 1996 until February 2002 and currently serves as its Vice Chairman.

     Patricia Bellinger. Ms. Bellinger began her career in Madrid, Spain in 1986 by founding a casting agency, and she continued working in media and communications in Spain until 1995. In 1995, she returned to the United States and joined Bristol Myers Squibb, the pharmaceutical company, where she was successively Associate Director for Communications, Associate Director for Public Affairs, and in 1998, the Corporate Director of Culture and Human Resources Diversity. In 2002, she joined British Petroleum in London to become the head of diversity and inclusion and in 2006 she became the Director of the BP Leadership Academy. Recently Ms. Bellinger became the head of the newly created Leadership Education function. Ms. Bellinger currently serves as a member of the Executive Leadership Council in Washington, D.C.; she is a member of the Advisory Board of the Leadership Center at Morehouse College in Atlanta, Ga. and she is also a member of the Breakthrough Breast Cancer Generations Appeal Board. Ms. Bellinger is an American citizen.

     Astrid Bellon. Astrid Bellon is a member of the Executive Board of Bellon SA, is President of Sofrane SAS, and is a Manager and Permanent Representative of Sofrane for S.C.A Sobelnat. Since 1999, Ms. Bellon has worked in the field of audio-visual production, and in 2001, she created the company “Les Films d’à Côté,” in which she is also a shareholder. Astrid Bellon is the daughter of Pierre Bellon.

     Bernard Bellon. Mr. Bellon was Director of Compagnie Hôtelière du Midi (a member of the Compagnie de Navigation Mixte Group) from 1962 to 1970 and then held various managerial positions in banking at CIC-Banque de Union Européenne Group from 1970 to 1988. In 1988, he founded Finadvance SA, a venture capital company, and has since served as its Chairman. He also serves as a member of the Bellon SA Supervisory Board and a director of Copelia. Bernard Bellon is the brother of Pierre Bellon.

     François-Xavier Bellon. François-Xavier Bellon began his career in the temporary employment business as an agency manager for Adia France (1990-1991) and then for Ecco in Barcelona, Spain, where he was promoted to Sales and Marketing Director and Regional Director for Catalonia (1993-1995). He joined the Group in September 1995, initially as segment manager and later as development manager for the Healthcare segment in France. In 1999, he became the Managing Director of Sodexho Mexico. In January 2004, he was appointed Chief Executive of Sodexho in the U.K., before resigning a few months later. He is a member of the Executive Board of Bellon SA. Since 2005, he has been the Sales and Marketing Director of the Temporary Work division of the Adecco Group. François-Xavier Bellon is the son of Pierre Bellon.

     Sophie Clamens. Ms. Clamens began her career with Crédit Lyonnais in New York as a mergers and acquisitions advisor for the bank’s French clientele. Ms. Clamens joined the Group’s finance department in 1994, initially as a senior analyst. In 2002, she was appointed Project Manager of Strategic Planning for the Group in charge of development and implementation of key performance indicators. In addition, Ms. Clamens has been responsible for the identification and dissemination of best practices, as well as the global rollout of the Group’s client retention strategy. Since September 2005 she has been Group Vice President Client Retention. Ms. Clamens became Chairman of the Executive Board of Bellon SA in 2002, and, currently serves as a director of Holding Altys SA. Ms. Clamens is the daughter of Pierre Bellon.

     Paul Jeanbart. Mr. Jeanbart is a co-founder, partner and, since 1967, the Chief Executive Officer of the Rolaco Group. He also serves as Chairman of Oryx Merchant Bank Limited, Chairman of the Board of Directors of Hôtels Intercontinental Genève, Executive Director of Rolaco Holding SA and a Director of the Rolaco Group and its affiliates and is a member of the Semiramis Hotel Co. Board of Directors and the Club Méditerranée SA Supervisory Board. Mr. Jeanbart is a citizen of Canada.

     Charles Milhaud. Mr. Milhaud joined the Caisse d’Epargne in 1964. In 1983, he became Directeur General of the Caisse d’Epargne des Bouches du Rhône et de la Corse as well as a Member of the Supervisory Board of the Centre National des Caisses d’Epargne (CENCEP). In 1995, he was named Vice President of the Board of Directors of the Caisse Centrale des Caisses d’Epargne. When the two entities merged in 1999 to form the Caisse Nationale des Caisses d’Epargne (CNCE), Mr. Milhaud was named President of the Directoire, a position he currently holds. Mr. Milhaud is also Chairman of the Supervisory Boards of Crédit Foncier de France, Ixis, Issoria and Financiere Océor, Member of the Supervisory Boards of CDC Enterprise, Ixis Asset Management, Ixis Asset Management Group, Ixis Private Capital Management and CNP Assurances SA. He is a member of the Executive Committee, Treasurer and Vice Chairman of the Federation Bancaire Francaise. He is the Chairman of Groupement Européan des Caisses d’Epargne and the University of Groupe Caisse d’Epargne.

     François Périgot. After serving as Chairman and Chief Executive Officer of Thibaud Gibbs et Compagnie from 1968 to 1970, Mr. Périgot successively held the positions of Chairman and Chief Executive Officer Unilever Spain and Chairman and Chief Executive Officer Unilever France (1971-1986). From 1986 to 1998, he was Chairman of Compagnie du Plâtre, and from 1988 to 1998 he served as Vice Chairman and later Chairman of UNICE, the European union of employer and industry confederations. Mr. Périgot has also served as a president of the Enterprise Institute (1983-1986), a president of the National Council of French Employers (1986-1994), a member of the Executive Committee of the International Chamber of Commerce (1987-1989) and a member of the Economic and Social Council (1989-1999). He has also been President of the Franco-Dutch Chamber of Commerce, President of MEDEF International (1997-2005), President of the International Employers Organisation since June 2001 and President of the International Organization of Employers from 2001 to 2006. He currently serves as Honorary President of MEDEF and MEDEF International since 2005. He currently is a member of the Board of Directors of Unilever France Holdings and OENEO.

     Nathalie Szabo. Ms. Szabo began her career in 1987 in the restaurant industry. She served as an account manager for Scott Traiteur from 1989 and later became sales director of Pavillon Royal. She joined the Group in March 1996 as sales director of Sodexho Prestige in France. She became sector manager in 1999 and subsequently became the Managing Director of Sodexho Prestige in 2003 and the Managing Director of L’Affiche in 2006. Ms. Szabo is a member of the Executive Board of Bellon SA and a member of the Supervisory Board of the Société du Lido (SEGSHMI). Ms. Szabo is the daughter of Pierre Bellon.

     Peter Thompson. Mr. Thompson began his career in marketing in 1970, and in 1974 he became a Product Manager for General Foods Corp. He then joined GrandMet plc in 1984, where he held management positions in several subsidiaries, including Green Giant, Haagen-Dazs and Pillsbury. In 1992, he became Chairman and CEO of GrandMet Foods Europe, based in Paris. Mr. Thompson then joined PepsiCo Group in 1994 where he successively held the positions of: Chairman of Walkers Crisps in the U.K.; CEO Europe, Middle East, Africa of Frito-Lay International, and finally CEO of Pepsi-Cola International (1996-2004). Currently, he is a private investor and a Director of Syngenta AG. Mr. Thompson is an American citizen.

     H.J. Mark Tompkins. Mr. Tompkins began his career in investment banking in 1964 with Samuel Montagu & Company (now HSBC). From 1965 to 1971, he was a management consultant with Booz Allen & Hamilton working on assignments in the U.K., continental Europe and the U.S. He joined the Slater Walker Securities group in 1972 and was named Chairman and Chief Executive Officer of Compagnie Financière Haussmann, a publicly traded company in France. From 1975 through 1987, he became active in property development, investment and management in both residential and commercial sectors. In 1987 and subsequent years, his focus moved to private equity and capital development in publicly traded entities, notably in the healthcare, pharmaceutical, retail and distribution, leisure, tourism and manufacturing sectors. He has significant experience in mergers and acquisitions, start-ups, initial public offerings, and private and public debt offerings. He currently serves as director of Allied Healthcare International, Inc., Healthcare Enterprise Group Plc, Samara Private Game Reserve (Pty) Ltd and Kingkaroo (Pty) Ltd. Mr. Tompkins is a British subject.

Executive Officers

     The table below sets forth, as of December 31, 2006, the names and dates of birth of our executive officers.

Name	Date of Birth	Position

Elisabeth Carpentier	5/08/1954	Group Executive Vice President,
Human Resources

Pierre Henry	1/22/1952	Group Chief Operating Officer

Chief Executive Officer, Service
Vouchers and Cards

Siân Herbert-Jones	9/13/1960	Group Chief Financial Officer

Vincent Hillenmeyer	7/16/1966	Group Executive Vice President,
Strategic Planning

Philip Jansen	1/28/1967	Group Chief Operating Officer

Chief Executive, United Kingdom
and Ireland, Food and Facilities
Management Services

Nicolas Japy	5/30/1956	Group Chief Operating Officer

Chief Executive Officer, Universal
Sodexho Remote Sites, Chief
Executive Officer, Asia/Australia,
Food and Facilities Management
Services

Name	Date of Birth	Position

Michel Landel	11/07/1951	Chief Executive Officer, Sodexho
Alliance

President, Executive Committee

President, Sodexho STOP Hunger
Association

Richard Macedonia	08/21/1943	Group Chief Operating Officer
Chief Executive Officer, North
America, Food and Facilities
Management Services

Jacques Petry	10/16/1954	Group Chief Operating Officer

Chief Executive Officer, Continental
Europe and South America, Food
and Facilities Management Services

Clodine Pincemin	7/20/1952	Group Executive Vice President,
Communications and Sustainable
Development

Damien Verdier	02/09/1957	Group Executive Vice President,
Marketing

     Elisabeth Carpentier. Ms. Carpentier joined us in 1981 as Director of Hiring and Placement. From 1994 to 1998, she served as Human Resources Director for our Food and Facilities Management Services subsidiary in France. In January 1998, she was appointed Group Chief Human Resources Officer. Ms. Carpentier has both a law diploma and a post-graduate degree in human resources management.

     Pierre Henry. After acquiring sales experience in the Belgian subsidiary of a U.S. company, Mr. Henry joined Sodexho in 1980 as Regional Director of Belgium’s Chèque Repas. He then served successively as Sales Director and Managing Director of Chèque Repas Belgium. The scope of his responsibility has gradually extended to include other European countries, and in 2001, he was appointed Managing Director, Service Vouchers and Cards of a region which included Western Europe, Morocco, Tunisia, Turkey, China and the Philippines. He was promoted to the position of Chief Operating Officer and then Chief Executive Officer of the Service Vouchers and Cards activity in February 2004 and September 2005, respectively. Since September 2005, he is also one of the Group’s Chief Operating Officers. He holds a degree in psychology which he obtained from the Catholic University of Louvain, Belgium.

     Siân Herbert-Jones. Ms. Herbert-Jones began her career in Corporate Finance with Price Waterhouse in London and Paris from 1982 to 1995, where she served, notably, as Director in the Mergers and Acquisitions department. While at Price Waterhouse, she played an active role in our acquisition of Gardner Merchant in 1995. Ms. Herbert-Jones joined us in 1995 and was appointed Treasurer in 1998, Deputy Chief Financial Officer in October 2000 and Group Chief Financial Officer in November 2001. She holds an M.A. in History from Oxford University and is a Chartered Accountant in England and Wales.

     Vincent Hillenmeyer. Mr. Hillenmeyer began his career in 1988 with Arthur Andersen. After joining Sodexho in 1991, he served as Remote Sites Finance Manager in Cameroon, then in 1993 as District Manager for Sodexho France, Business and Industry, in 1995 as Financial Analyst for Sodexho France, Business and Industry, and in 1998 as Paris-Ile de France Regional Director, Large Accounts. In 2000, he was appointed Vice President, Special Projects, Information Systems, for Sodexho, Inc. In October 2001, he was promoted to Group Executive Vice President, Strategic Planning. He earned a degree from HEC, one of France’s leading business schools.

     Philip Jansen. Mr. Jansen started his career in 1988 at Procter & Gamble in various commercial roles, has been Sales, Marketing and Commercial Director with Dunlop Slazenger, before serving as Managing Director for the Consumer Division at Telewest Communication PLC, followed by a position as Group Chief Operating Officer at MyTravel Group PLC. Philip Jansen joined Sodexho U.K.& Ireland in October 2004 as Chief Executive and since September 2005, he is also one of the Group’s Chief Operating Officers. He holds a Bachelor of Science Degree in Economics from the University of Cardiff.

     Nicolas Japy. Mr. Japy began his career in 1982 as an oil consultant for BEICIP. After joining the TAT airline as Programs and Development Director, he served as Managing Director of Air Vendée. He joined Sodexho in 1991 as Managing Director for Congo, and then served as Managing Director for Saudi Arabia and later for Africa. In 1998, he left Sodexho to serve as Director of North American Operations for Club Méditerranée. In October 2001, he returned as President and Chief Executive of the remote sites activity. Since September 2005, he is one of the Group’s Chief Operating Officers and Chief Executive Officer of the Remote Sites activity and Food and Facilities Management Services in Asia and Australia. He holds engineering degrees from ENSEE in Grenoble and ENSPM in Paris.

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

     Richard “Dick” Macedonia. Mr. Macedonia began his career with the company in 1968 in operations in Campus Services, and joined Health Care Services in 1975. He has held positions throughout the company including District Manager, Vice President of Marketing and Sales, Vice President of Business Development and later President for Sodexho, Inc.’s Health Care Services Division. He was appointed to different positions within Sodexho, Inc.: Chief Operating Officer in June 2003, President and Chief Operating Officer at the beginning of 2004 and a year later President and Chief Executive Officer. Since September 2005 he is also one of the Group’s Chief Operating Officers and Worldwide Market Champion for Business and Industry, replacing Michel Landel. Mr. Macedonia is a graduate of Indiana University of Pennsylvania. He is a corporate member of both the Health Insights Foundation and the Hospital Research and Development Institute.

     Jacques Pétry. Prior to joining Sodexho, Mr. Pétry spent his entire previous career with the group Lyonnaise des Eaux/Suez serving successively as Project Manager of United Water in the United States, Chief Executive of various international subsidiaries, Chairman & CEO of SITA and finally Chairman & CEO of Suez Environnement. He joined Sodexho in March 2005 as Chief Executive Officer, Continental Europe and South America. Since September 2005, he is one of the Group’s Chief Operating Officers and Chief Executive Officer of Continental Europe and Latin America. He holds engineering degrees from Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées as well as an MBA from Villanova University in Pennsylvania (U.S.A.).

     Clodine Pincemin. Ms. Pincemin joined us in 1974. She was later appointed to head public relations and then communications for France. Since 1991, she has held the position of Group Executive Vice President, Communications and Sustainable Development. Ms. Pincemin has a degree in French literature.

     Damien Verdier. Mr. Verdier joined Sodexho in 1979 working as District Manager, then as Development Manager. He was promoted to Regional Director in 1985, Operations Director for Business and Industry France in 1991, Managing Director for Business and Industry segment in 1993 and Managing Director for France in 1998. In 2003, he became Director of Strategic Planning for Continental Europe and was appointed in September 2005 Group Executive Vice President, Marketing responsible for procurement, food offer marketing and client retention. He holds a business degree which he obtained from the Ecole Supérieure de Commerce de Nantes, France.

B.  Compensation

     During fiscal 2006, members of our Board of Directors received total fees, compensation and benefits from Sodexho Alliance and related companies as follows.

	Total	Total		Sodexho Alliance	Bellon SA(2)

	Fiscal 2005 (1)	Fiscal 2006 (1)		Directors’ fees

		(in euro)
Pierre Bellon	485,867	272,703	(3)	37,000	235,703
Robert Baconnier	13,600	29,900		29,900	-
Rémi Baudin	38,800	40,900		39,400	1,500
Patricia Bellinger	16,700	34,000		34,000	-
Astrid Bellon	88,664	94,296		24,000	70,296
Bernard Bellon	32,300	32,300		30,800	1,500
François-Xavier Bellon	273,869	92,796		22,500	70,296
Sophie Clamens	190,162	202,673		26,400	90,964
Paul Jeanbart	26,500	21,000		21,000	-
Charles Milhaud	19,500	16,500		16,500	-
François Périgot	32,100	36,100		36,100	-
Nathalie Szabo	161,709	181,203		30,200	76,960
Peter Thompson	10,500	24,000		24,000	-
Mark Tompkins	30,800	28,700		28,700	-

(1)	Total including directors’ fees paid by Sodexho Alliance and all forms of compensation paid for positions held in Bellon SA, Sodexho Alliance, and/or Sodexho Group companies.

(2)	All forms of compensation paid for positions held in Bellon SA.

(3)	Mr. Bellon does not receive any compensation in connection with his position as Chairman of the Board of Directors of Sodexho Alliance. However, he does receive a company car, the use of an office, and secretarial support.

      As a matter of French law, non-employee members of our Board of Directors may not be granted stock options.

     Compensation for our executives is comprised of a fixed salary, a performance bonus tied to the achievement of annual objectives, and benefits. For fiscal 2006, the aggregate compensation received by members of the Executive Committee was €7,953,579 which included base pay totaling €4,436,007 and variable pay totaling €2,775,790. The members of the Executive Committee who were members during fiscal 2006 also received options to purchase a total of 329,500 Sodexho Alliance shares. During fiscal 2006, the total compensation paid to the Group Chief Executive Officer was as follows:

	Fixed compensation	Variable compensation	Total

	(amounts in euro)
Michel Landel	843,447	567,943	1,516,065

     In addition to fixed and variable compensation, the total amount includes €4,224 for fringe benefits and €100,451 for supplementary retirement benefits.

     The table below provides certain information regarding the options to purchase our common shares granted to executive officers.

Date of Plan	Amount(1)	Exercise Price per Share	Expiration Date

January 11, 2002	39,900	€47.00	January 10, 2007
January 11, 2002	60,000	€47.00	January 10, 2008

January 27, 2003	215,300	€24.00	January 26, 2009
June 12, 2003	3,750	€24.00	January 26, 2009
January 20, 2004	187,500	€24.50	January 19, 2010
January 18, 2005	228,250	€23.10	January 17, 2011
January 10, 2006	329,500	€34.85	January 9, 2012

(1)	These amounts have been adjusted retroactively, where appropriate, to reflect the four-for-one stock split effective March 7, 2001 and the rights offering on July 4, 2001.

     During fiscal 2006, we and our subsidiaries recorded total charges of €37 million for pension, retirement and similar benefits and, as of August 31, 2006, we and our subsidiaries had accrued a total of €260 million for these items.

C. Board Practices

     Our Board of Directors has 14 members. Directors are chosen for their ability to take the interests of all shareholders into account and for their recognized expertise in areas that are strategic to the company, such as international expansion, innovation, finances or services. The Board of Directors periodically reviews operations, on-going business and special transactions, defines corporate strategy, closes our interim and annual accounts, prepares shareholders’ meetings, designates corporate officers to implement strategy and monitors the quality of information provided to shareholders and financial markets.

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

  the Nominating Committee for Board members and corporate officers, which examines the Chairman’s proposals, prepares recommendations to present to the Board and keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant; and

  the Compensation Committee, which proposes compensation packages for corporate officers and senior executives, including stock option plans.

     The Audit Committee is chaired by Robert Baconnier, a financial expert, with the assistance of Francois Perigot and Mark Tompkins. Ms. Clamens and Mr. Baudin are invited to attend the Audit Committee meetings but are not members. In addition, Mr. Landel, Ms. Herbert-Jones and the Group Senior Vice President, Internal Audit are regularly invited to present their activities and to respond to committee members questions. Our external auditors report to the Audit Committee periodically on their activity and planned actions. The Chairman of the Audit Committee reports to the Board after each Audit Committee meeting. The Audit Committee met four times during fiscal 2006. The committee discussed a variety of pertinent issues including the approval of the Internal Audit Plan for fiscal 2006, an examination of the principal accounting rules applied by the Group, the transition to International Financial Reporting Standards (IFRS), the organization of the Group’s finance function, the supervision of the independence and performance of the external auditors, the reports presented by the Group Senior Vice President of Internal Audit department, including its recommendations and management’s action plans, the status of the CLEAR project, which is management’s initiative to enhance internal control procedures, and the review of the Form 20-F. The Audit Committee also reviewed the consolidated financial statements for fiscal 2005 as well as the half-year consolidated financial statements for fiscal 2006. The committee approved the audit and non-audit engagements and fees of the Group’s external audit firms and their affiliates.

     The Nominating Committee is chaired by François Périgot with the assistance of Pierre Bellon, Patricia Bellinger, Rémi Baudin and Nathalie Szabo. The Nominating Committee convened two formal meetings during fiscal 2006 to review matters including the succession of the Chairman as well as that of the CEO and other members of the Executive Committee.

     The Compensation Committee is chaired by Rémi Baudin, who is also Vice Chairman of the Board of Directors, with the assistance of Pierre Bellon, Patricia Bellinger and Bernard Bellon. The Compensation Committee met three times during fiscal 2006 and reviewed matters including the feasibility of a new international Employee Savings plan, new stock option plans and revised rules, and compensation packages for the Chairman and the Chief Executive Officer.

     The Board of Directors also established a working group to conduct in-depth analyses of Public-Private-Partnership and Private Finance Initiative investment projects. Recommendations from this working group are made to the Board to assist it in its deliberations concerning such investments and whether to issue any related guarantees. The members of the working group include Directors Sophie Clamens, Robert Baconnier, Pierre Bellon and Mark Tompkins and senior executives including Michel Landel, Chief Executive Officer and Siân Herbert-Jones, Chief Financial Officer. The working group, which is chaired by Ms. Herbert-Jones, met three times during fiscal 2006.

      The Board of Directors met six times during fiscal 2006.

      There are no service contract termination benefits for Directors as such benefits are forbidden by French law.

D. Employees and Labor Relations

     As of August 31, 2006, we had 332,096 employees worldwide. The table below shows the number of employees of our company and our subsidiaries by geographic zone as of August 31, 2006, 2005 and 2004.

		August 31,

	2006	2005	2004

North America	121,981	120,157	116,772
United Kingdom and Ireland	39,079	47,515	49,053
Rest of Europe	89,374	87,270	83,491
Rest of the World	81,662	69,504	63,659

Total Number of Employees	332,096	324,446	312,975

     Following is a breakdown of our employees by category as of August 31, 2006, 2005 and 2004.

		August 31,

	2006	2005	2004

Executives, middle management, site managers and supervisory staff	41,596	39,150	38,776
Front line service staff and other	290,500	285,296	274,199

Total Number of Employees	332,096	324,446	312,975

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

     Because we are a service company, we are highly dependent upon the availability of hourly or part-time wage and skilled employees. Thus, severe shortages in the supply of these employees at times of high demand for their services could materially impact our operating performance.

     In France, legislation reducing the working week to 35 hours led to wide-ranging discussions with employee representatives on issues such as workplace organization, time management, flexibility and customer service.

     We have not experienced any significant work disruptions or conflicts in the last few years, and we consider our relationship with our employees to be satisfactory.

E. Share Ownership

     Collectively, members of the Board of Directors and the Executive Committee directly own less than 0.5% of our outstanding capital stock. Pierre Bellon and his children, Astrid Bellon, Francois-Xavier Bellon, Sophie Clamens and Nathalie Szabo, collectively own an economic interest of approximately 68.5% (representing a voting interest of approximately 82.6%) in Bellon SA, which, as of December 31, 2006, owns an economic interest of approximately 36.83% (representing a voting interest of approximately 43.59%) in us. This difference between voting and economic interests in Sodexho is attributable to the fact that a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder, as described in “Item 10.B. Additional Information—Memorandum and Articles of Association.” As of December 31, 2006, 10,483,145 of the shares owned by Bellon SA had double voting rights. Bernard Bellon, who is Pierre Bellon’s brother, and members of the Bellon family own, as of December 31, 2006, an economic interest of approximately 13% in Bellon SA. The table below sets forth share ownership information, exclusive of these indirect interests, for these individuals and for Bellon SA as of December 31, 2006.

Name	Number of Shares Owned

Board of Directors

Bellon SA	58,572,917	(1)
Pierre Bellon	*	(2)
Robert Baconnier	*	(2)
Remi Baudin	*	(2)
Patricia Bellinger	*	(2)
Astrid Bellon	*	(2)
Bernard Bellon	*	(2)
François-Xavier Bellon	*	(2)
Sophie Clamens	*	(2)
Paul Jeanbart	*	(2)
Charles Milhaud	*	(2)
François Périgot	*	(2)
Nathalie Szabo	*	(2)
Peter Thompson	*	(2)
H.J. Mark Tompkins	*	(2)

Executive Committee

Elisabeth Carpentier	*	(2)
Pierre Henry	*	(2)
Siân Herbert-Jones	*	(2)
Vincent Hillenmeyer	*	(2)
Philip Jansen	*	(2)
Nicolas Japy	*	(2)
Michel Landel	*	(2)
Dick Macedonia	*	(2)
Clodine Pincemin	*	(2)

Name	Number of Shares Owned

Jacques Petry	*	(2)
Damien Verdier	*	(2)

(1)	Pierre Bellon owns 0.01% of the outstanding shares of Bellon SA; Astrid Bellon, François-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children each own an economic interest of 17.1% in Bellon SA. At any ordinary shareholders’ meeting of Bellon SA, Pierre Bellon has a voting interest of 65.13% and each of Astrid Bellon, François-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children has a voting interest of 2.09%. At any extraordinary meeting, Pierre Bellon has a voting interest of 0.01% and each of Astrid Bellon, François-Xavier Bellon, Sophie Clamens and Nathalie Szabo and their children has a voting interest of 18.37%. Bernard Bellon and other members of the Bellon family own an economic interest of 13% in Bellon SA. At any ordinary shareholders’ meeting, Bernard Bellon has a voting interest of 17.1%. At any extraordinary meeting, Bernard Bellon has a voting interest of 2.86%. Bellon SA is the beneficial owner of approximately 36.83% of our outstanding shares.

(2)	Indicates beneficial ownership of less than 1% of the shares outstanding.

     We do not grant options to members of the Board of Directors. None of our Board members has any options.

     As of December 31, 2006, members of our Executive Committee held, in the aggregate, options to acquire 1,064,200 shares of our common stock.

Name	Amount	Exercise Price per Share	Expiration Date

Board of Directors
Pierre Bellon	—	—	—
Robert Baconnier	—	—	—
Remi Baudin	—	—	—
Patricia Bellinger	—	—	—
Astrid Bellon	—	—	—
Bernard Bellon	—	—	—
François-Xavier Bellon	—	—	—
Sophie Clamens	—	—	—
Paul Jeanbart	—	—	—
Charles Milhaud	—	—	—
François Périgot	—	—	—
Nathalie Szabo	—	—	—
Peter Thompson	—	—	—
H.J. Mark Tompkins	—	—	—

Executive Committee
Elisabeth Carpentier	10,000	€47.00	January 10, 2007
	35,000	€24.00	January 26, 2009
	35,000	€24.50	January 19, 2010
	35,000	€23.10	January 17, 2011
	35,000	€34.85	January 9, 2012
Pierre Henry	3,400	€47.00	January 10, 2007
	7,300	€24.00	January 26, 2009
	5,000	€24.50	January 19, 2010
	10,000	€23.10	January 17, 2011
	35,000	€34.85	January 9, 2012
Siân Herbert-Jones	15,000	€47.00	January 10, 2007
	40,000	€24.00	January 26, 2009
	40,000	€24.50	January 19, 2010
	40,000	€23.10	January 17, 2011

Name	Amount	Exercise Price per Share	Expiration Date

	40,000	€34.85	January 9, 2012
Vincent Hillenmeyer	4,000	€47.00	January 10, 2008
	17,000	€24.00	January 26, 2009
	17,000	€24.50	January 19, 2010
	17,000	€23.10	January 17, 2011
	17,000	€34.85	January 9, 2012
Philip Jansen	8,000	€23.10	January 17, 2011
	20,000	€34.85	January 9, 2012
Nicolas Japy	2,500	€47.00	January 10, 2007
	15,000	€24.00	January 26, 2009
	10,000	€24.50	January 19, 2010
	15,000	€23.10	January 17, 2011
	30,000	€34.85	January 9, 2012
Michel Landel	30,000	€47.00	January 10, 2008
	60,000	€24.00	January 26, 2009
	45,000	€24.50	January 19, 2010
	60,000	€23.10	January 17, 2011
	63,000	€34.85	January 9, 2012
Dick Macedonia	26,000	€47.00	January 10, 2008
	10,000	€24.00	January 26, 2009
	3,750	€24.00	January 26, 2009
	17,500	€24.50	January 19, 2010
	26,250	€23.10	January 17, 2011
	27,500	€34.85	January 9, 2012
Jacques Petry	30,000	€34.85	January 9, 2012
Clodine Pincemin	6,500	€47.00	January 10, 2007
	19,000	€24.00	January 26, 2009
	10,000	€24.50	January 19, 2010
	10,000	€23.10	January 17, 2011
	12,000	€34.85	January 9, 2012
Damien Verdier	2,500	€47.00	January 10, 2007
	12,000	€24.00	January 26, 2009
	8,000	€24.50	January 19, 2010
	7,000	€23.10	January 17, 2011
	20,000	€34.85	January 9, 2012

Total	1,064,200

     Our Board of Directors approved four Sodexho Alliance Stock Option Plans on January 10, 2006. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders Meeting of February 3, 2004. The exercise price of these plans is €34.85. Options under these plans will be valid from the grant date through January 9, 2012. Under the plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 10, 2010. Options under these plans, totaling 967,452, were granted to 373 employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these four plans are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved one Sodexho Alliance Stock Option Plan on September 13, 2005. The granting of stock options to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 3, 2004. The exercise price for this plan is €28.07. Options under this plan will be valid from the grant date through September 12, 2011. Under this plan, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on September 12, 2009. Options under this plan, totaling 10,000 were granted to 1 employee. No options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under this plan are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved one Sodexho Alliance Stock Option Plan on June 16, 2005. The granting of stock options to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 3, 2004. The exercise price for this plan is €26.04. Options under this plan will be valid from the grant date through June 15, 2011. Under this plan, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on June 15, 2009. Options under this plan, totaling 20,000 were granted to 2 employees. No options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under this plan are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved three Sodexho Alliance Stock Option Plans on January 18, 2005. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 3, 2004. The exercise price for these plans is €23.10. Options under these plans will be valid from the grant date through January 17, 2011. Under the plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 17, 2009. Options under these plans, totaling 1,000,050 were granted to 454 employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these three plans are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved three Sodexho Alliance Stock Option Plans on January 20, 2004. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 21, 2000. The exercise price for these plans is €24.50. Options under these plans will be valid from the grant date through January 19, 2010. Under the plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 19, 2008. Options under these plans, totaling 1,009,683 were granted to 494 employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these three plans are governed by the laws of France (specifically, articles L225.117 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved four Sodexho Alliance Stock Option Plans in 2003. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 21, 2000. The first three plans were approved on January 27, 2003 and the fourth plan on June 12, 2003. The exercise price for these plans is €24.00. Options under these plans will be valid from the grant date through January 26, 2009. Under the January 27, 2003 plans, 25% of the options granted vest and become exercisable on each anniversary of the grant date, such that the entire option is vested after four years on January 27, 2007. Options under these plans, totaling 2,917,800, were granted to 1,344 employees. Under the June 12, 2003 plan, 25% of the options granted vest and become exercisable on January 27 of each year such that the entire option is vested on January 27, 2007. Options under this plan, totaling 84,660, were granted to nine employees. No options granted under these plans may be transferred by the optionholder other than by will or the laws of intestacy. Stock options under these four plans are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce). Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved two Sodexho Alliance Stock Option Plans prior to December 31, 2002. The granting of stock options to our employees under these plans had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 21, 2000. The first plan was approved on September 17, 2002. Options under this plan, totaling 12,000, were granted to a single newly hired employee and will be valid from September 17, 2002 to March 31, 2008. The options vest in full on April 1, 2006 and may be exercised between April 1, 2006 and March 31, 2008 with an exercise price of €47.00. The second plan was approved on October 10, 2002. Options under this plan, totaling 3,220, were granted to 46 employees and will be valid from October 10, 2002 to October 10, 2007. The options vest in full on October 10, 2006 and may be exercised between October 10, 2006 and October 10, 2007 with an exercise price of €21.87. For both plans, if an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. For both plans, no options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Stock options granted under both plans are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce). Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     Our Board of Directors approved the Sodexho Alliance Stock Option Plan A on January 11, 2002. The granting of stock options to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 21, 2000. Options under this plan will be valid from January 11, 2002 to January 10, 2007 and will be granted to our employees primarily located outside of the United States. The options granted under Plan A vest in full four years from the date of grant and may be exercised between January 11, 2006 and January 10, 2007. If an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. No options granted under this plan may be transferred by the optionholder other than by will or the laws of intestacy. Approximately 475 of our employees were granted options pursuant to this plan. Plan A stock options are governed by the laws of France (specifically, articles L225.177 through L225.185 of the French Code de Commerce).

     On January 11, 2002, our Board of Directors approved the Sodexho Alliance Stock Option Plan B, under which options will be granted to employees of Sodexho, Inc. and its affiliates. The issuance of shares to our employees under this plan had been previously approved by our shareholders at our Extraordinary Shareholders’ Meeting of February 21, 2000. Options in Sodexho Alliance shares granted under this plan vest in full four years from the date of grant, and optionholders may exercise the options they receive during the two-year period between January 11, 2006 and January 10, 2008. If an optionholder terminates his or her employment due to disability, retires or dies, his or her options will vest in proportion to the time he or she has been continuously employed by us. No options granted under this plan may be transferred by the option holder other than by will or the laws of intestacy. Approximately 772 of our employees were granted options pursuant to this plan. Any Sodexho Alliance shares or Sodexho Alliance shares underlying any American Depositary Shares to be delivered to Sodexho, Inc. optionholders will be purchased by Sodexho Alliance on the open market.

     At the Extraordinary Shareholders’ Meeting of February 13, 1996, our shareholders renewed the authorization given to our Board at the February 23, 1993 Extraordinary Shareholders’ Meeting to issue shares to our employees through an employee stock ownership plan, the InterEnterprise Mutual Fund. Pursuant to this authorization, our Board of Directors has approved a separate stock ownership plan in each of the years between 1996 and 1999, inclusive, funded through market repurchases of our shares on the Paris Bourse. In December 2000, the Board authorized new issuances of shares to employees participating in our international employee stock ownership plan.

     In August, 2006, enrollment commenced for the Sodexho, Inc. Employee Stock Purchase Plan (the “Plan”). Shares of Sodexho Alliance, traded on the Euronext Paris, are available for purchase to employees of Sodexho, Inc., (the North American subsidiary of Sodexho Alliance) through the Plan by payroll deduction. Each Plan participant may designate between 1% and 8% of his or her gross pay to purchase shares at a 10% discount to the market price of a Sodexho Alliance share on the Euronext at the end of each 5 and ½ month offering period. Offering periods commence on September 1, 2006 and there are two during each Plan year which aligns with the company’s fiscal year. Shares are purchased on the Euronext for allocation to participants. During the life of the plan, no more than 1,800,000 shares may be allocated to participants and no more than 600,000 shares may be allocated during any one Plan year. No more than 400,000 shares may be allocated to participants during the first Plan year commencing

September 1, 2006. Shares allocated to participants may not be sold for 2 years from the date of allocation to the participant or else the participant forfeits the 10% discount.

     In 2001 we created the Sodexho Alliance International Employee Stock Ownership Plan in which approximately 150,000 employees of Sodexho Alliance and Sodexho Alliance’s majority-owned subsidiaries were eligible to participate. This plan was open for cash contributions from April 23, 2001 until September 19, 2001, and it offered two options to subscribe for shares. The first, called Alliance Plus, allowed employees to invest up to 2.5% of their gross annual pay. Each cash contribution was matched on a non-recourse basis by an unaffiliated bank with an additional contribution equal to nine times the employee’s investment to be used towards the purchase of additional shares. If the stock appreciates in value during the term of the plan, the employees repay the matching funds to the bank and a portion of the stock’s appreciation from the proceeds of the sale of the stock. If the stock depreciates in value, the employee is not responsible for reimbursing the bank for its loss. Under the second plan, called Alliance Classic, employees were given the option of investing up to 25% of their gross annual compensation towards the purchase of shares at a discount to fair market value. The two plans were not mutually exclusive, and employees could select a combination of the two for investment. Under both plans, employee investments cannot be withdrawn without penalty for a period of five years from the time of investment. The employee in both cases benefited from a discount of up to 20% of the fair market price of our shares at the time the shares were issued. On October 18, 2001, the Board of Directors issued 1,385,848 shares with a par value of €4 each and an issue price of €44.10 per share for United States employees and €41.51 for other employees.

     As of August 31, 2006, 28,469 employees held 2,297,246 Sodexho Alliance shares, representing 1.44% of the outstanding shares of Sodexho Alliance and 1.96% of voting rights.

     Prior to our acquisition of the portion of SMS we did not already own in June 2001, approximately 6.4 million SMS stock options had been granted under the SMS 1998 Stock Incentive Plan, 2.7 million of which were vested and 3.7 million of which were unvested at the time of the acquisition. Under the terms of this plan, SMS stock options were granted to officers and key employees at an exercise price not less than the market price of SMS stock on the date of grant. Most of the SMS options vest 25% each year during the four years following the date of grant and expire ten years following the date of grant. If an SMS optionholder dies during his or her employment, all such person’s SMS stock options become fully vested and may be exercised up to one year after his or her death to the extent vested at the time of his or her death. In the event an SMS employee is terminated, such employee’s SMS stock options may be exercised up to three months after the date of his or her termination to the extent vested at the time of his or her termination. No SMS stock option may be transferred by the optionee other than by will or the laws of intestacy.

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

     As of December 31, 2006, 2,544 members of management held 6,204,876 options to purchase Sodexho Alliance shares, representing approximately 4% of the shares of Sodexho Alliance on a fully-diluted basis.

F. Comparison of French and U.S. Corporate Governance Practices

     As a result of the Group’s activity on two different stock exchanges, the Group’s corporate governance structure includes the mandatory provisions of French corporate governance law and the securities laws and regulations of both France and the U.S., as well as the rules that are promulgated by both public markets. As a result, the Group believes that its corporate governance structure is robust and reflects the evolving best practices of corporate governance in the U.S. and France. Disclosure of significant differences between our corporate governance practices and those required of domestic companies by the New York Stock Exchange listing standards is available on Sodexho Alliance’s internet website at www.sodexho.com.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     Below is a diagram illustrating our ownership as of December 31, 2006.

     * Includes 3.45% held by Caisse des Dépôts et Consignations and 9.97% held by Arnhold and S. Bleichroeder.

     The following shareholders known to management beneficially own 5% or more of our shares: Bellon SA, a French company controlled by our chairman, Pierre Bellon, and members of his family, Arnhold and S. Bleichroder, on behalf of several funds it manages, including First Eagle Fund, Inc., and the Caisse des Dépôts et Consignations, a French bank. As of December 31, 2006, Bellon SA beneficially owned 58,572,917 shares of the company (representing approximately 36.83% of our outstanding share capital and 43.59% of the voting power relating to our outstanding share capital), and Pierre Bellon and his children beneficially owned approximately 68.5% of the outstanding capital stock of Bellon SA. As of the same date, Bernard Bellon and other members of the

Bellon family owned 13% of the outstanding capital stock of Bellon SA. As of the same date, Sofinsod, one of our wholly-owned subsidiaries, held an indirect interest of approximately 6.81% in Sodexho Alliance, SA through its direct interest of approximately 18.5% in Bellon SA. Excluding the Bellon SA shares owned by our subsidiaries, as of December 31, 2006, Pierre Bellon and his children owned 84.1% of the outstanding capital stock of Bellon SA, and Bernard Bellon and other members of the Bellon family owned 15.9% of such stock.

     As of December 31, 2006, Arnhold and S. Bleichroeder owned 9.97% of outstanding shares and 8.69% of voting rights. As of December 31, 2006, the Caisse des Dépôts et Consignations owned 3.45% of outstanding shares and 4.64% of voting rights.

     To management’s knowledge, there have not been any significant changes in Bellon SA’s ownership interest in Sodexho Alliance during the past three years, and there are no agreements granting Bellon SA or any other shareholder different voting rights from our other shareholders. As disclosed in “Item 10.B. Additional Information — Memorandum and Articles of Association Relating to Shares,” a double voting right is granted to all holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder.

     As of August 31, 2006, our shares were owned by approximately 53,505 shareholders, including approximately 28,469 people acquiring their shares through our various employee stock ownership plans (together, our employees own approximately 1.44% of our outstanding capital stock). French citizens hold approximately 4.91% of our shares, while French institutional investors hold approximately 22.48% of our shares. To the best of our knowledge and after having made reasonable inquiries, as of August 31, 2006, foreign shareholders held approximately 32.4% of our shares. This figure may not be entirely accurate because we can obtain only limited information regarding the beneficial owners of our shares.

     We are not directly or indirectly owned or controlled by another corporation, other than Bellon SA, or by any government or other natural or legal person.

B. Related Party Transactions

     To management’s knowledge, since September 1, 2003 no loans have been made by Sodexho Alliance, Bellon SA or any of their subsidiaries to or for the benefit of key Sodexho Alliance management personnel or close members of their families, Bellon SA, any of its affiliates or any other enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any of the foregoing persons or entities.

     In the course of our business, we have occasionally entered into contracts with certain of our affiliates. The material terms of those material affiliate contracts which are currently in force or have been in force during some portion of the last three fiscal years are described below.

     On December 30, 1991, we entered into an agreement with Felix Bellon SA, the predecessor of Bellon SA, for consulting and advisory management services. The contract renews automatically every year, but it can be terminated on three months’ notice by either party. Amounts invoiced under this contract totaled €4.8 million in fiscal 2006.

     A list of Sodexho Alliance, SA’s intercompany loans, advances, deposits and guarantees outstanding, other than those with wholly-owned subsidiaries, as of August 31, 2006 is provided below.

	Loans and advances given and outstanding as of August 31, 2006	Amount of deposits and guarantees given and outstanding as of August 31, 2006	Largest amount outstanding as of each of August 31, 2006, 2005 and 2004	Total Amount outstanding as of August 31, 2006

		(thousands of euro)
French subsidiaries
Société Marseillaise de restauration et de services			383
Sodexho Pass International		1,485	12,781	1,485
Universal Sodexho SAS			53
STNB		472	708	472
Sodexho France SAS		1,501	1,576	1,501
Universal Sodexho Afrique		2,159	2,246	2,159
Other		1	176	1
Foreign subsidiaries
Sodexho Hellas		9	69	9
Sodexho Tanzania			16
Sodexho Pass Chile			396
Spirit Cruises			4,464
Sodexho Chile		5,254	5,600	5,254
Sodexho Healthcare Services Ltd			30 447
Sodexho Ltd			61,619
Siges Chile		7 782	8 257	7 782
Sodexho Education Services Ltd			15,000
Sodexho Defence Services Ltd			28,290
Sodexho Holdings Ltd		15,149	15,149	15,149
Sodexho Malaysia		169	175	169
Primary Management Aldershot			22,715
Universal Sodexho Partnership			15,286
Harmondsworth		26,702	26,702	26,702
Sodexho Argentina		762	1,131	762
Universal Sodexho Scotland			8,866
Sodexho Luxembourg			274
Sakhalin Support Services			5,498
Kelvin Catering Ltd			883
Universal Services Europe Ltd			1,893
Universal Sodexho Norway			1,881
Sodexho Maroc			365
PT Universal Ogden Indonesia			413
Other		386	386	386
Foreign affiliates
Serco Sodexho Defense Services			5,492

TOTAL	-	61,831		61,831

C. Interests of Experts and Counsel

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

     See Item 17.

Legal proceedings

McReynolds v Sodexho, Inc.

     On April 27, 2005, Sodexho, Inc. agreed to settle a class action lawsuit brought in the United States in order to avoid protracted legal proceedings and without admitting any liability. The judge approved the settlement on August 10, 2005. Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. As of August 31, 2006 all amounts had been paid to the class members and to the class’ lawyers.

Sodexho Pass do Brazil

     Following an investigation into the financial condition of Banco Santos by the intervenor representing the Central Bank of Brazil, Sodexho Pass do Brazil is involved in disputes with Banco Santos and a mutual fund concerning the existence of balances outstanding for the principal amount of €19 million, based on current exchange rates. Sodexho Pass do Brazil, along with Banco Santos and the mutual fund have all commenced legal proceedings against the other in this matter. Sodexho Pass do Brazil continues to vigorously deny that it owes any amounts in connection with these balances.

     We are involved in a number of other legal proceedings incidental to the normal conduct of our business. We do not believe that liabilities relating to these proceedings are likely to be, in the aggregate, material to our business or our consolidated financial position.

Dividends

     We have paid dividends in each year since 1976. The payment and amount of dividends depend on our earnings and financial condition and other factors that our Board of Directors deem relevant. Dividends are recommended by our Board and are then voted on by the shareholders at the shareholders’ ordinary general meeting. We have paid dividends in euro since 2000.

     Dividends paid to holders of American Depositary Shares (ADSs) or Sodexho Alliance shares who are not residents of France will generally be subject to French withholding tax at a rate of 25%. Investors in our ADSs or shares are strongly recommended to read the section of this prospectus entitled “Item 10E – Additional Information – Taxation” for information on the consequences of such abolition and to consult their own advisors with respect to the tax consequences of an investment in ADSs or shares.

     The table below sets forth, for the fiscal years indicated, the amount of dividends declared per share excluding the French avoir fiscal and the amount of dividends declared per share including the French avoir fiscal (before deduction of applicable French withholding tax). Dividends declared for a given fiscal year are paid in the following fiscal year.

Year(1)	Dividend per share excluding avoir fiscal		Dividend per share including avoir fiscal		Shares outstanding at the date of payment	Total dividend paid

	€	$	€	$		€ (in millions)
2002	0.61	0.60	0.915	0.90	159,021,416	97.0
2003	0.61	0.67	0.915	1.00	159,021,565	97.0
2004(2)	0.70	0.84	–	–	159,026,413	111.3
2005(2)	0.75	0.91	–	–	159,026,413	119.3
2006(2)(3)	0.95	1.22	–	–	159,026,413	151.1

(1)	Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

(2)	Effective for dividends paid after January 1, 2005, there is no longer a right to a tax credit (avoir fiscal).

(3)	Subject to the shareholders’ approval at the Annual Meeting on January 30, 2007.

B. Significant Changes

     Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Listing Details

     The principal trading market for our common shares, which have a par value of €4 each, is Euronext Paris (formerly the Paris Bourse), where they have been listed since 1983. From 1998 until 2005, our shares were included in the CAC 40 benchmark index of Euronext Paris. The table below sets forth, for the periods indicated, the reported high and low prices and average daily trading volume (in shares) for our outstanding shares on Euronext Paris and its predecessor, the Paris Bourse (all amounts have been restated to reflect stock splits).

     Our Articles of Association (statuts) provide that fully-paid common shares may be held in either registered or bearer form at the option of the shareholders.

     Prior to the listing of our shares on the New York Stock Exchange, effective April 3, 2002, there was no public trading market in the United States for our shares or the ADSs. ADS trading volumes from September 1, 2005 through December 31, 2006 averaged 8,000 shares per day.

Fiscal Year	High	Low	Average daily trading volume (in shares)

	€	€
2002	55.75	25.10	574,261
2003	30.83	17.95	683,519
2004	28.15	20.16	812,089
2005	29.78	19.40	698,542
2006	42.09	28.00	501,219

Fiscal Year	High	Low	Average daily trading volume (in shares)

	€	€
2005
First Quarter	23.61	19.40	773,291
Second Quarter	24.82	21.81	797,456
Third Quarter	26.70	23.51	795,647
Fourth Quarter	29.78	25.23	427,774
2006	€	€
First Quarter	34.85	28.00	488,207
Second Quarter	38.58	33.55	483,247
Third Quarter	40.32	34.05	613,748
Fourth Quarter	42.09	33.11	419,673
July	40.00	37.01	503,584
August	42.09	38.60	310,110
September	44.65	40.61	379,727

Fiscal Year	High	Low	Average daily trading volume (in shares)

October	44.15	41.48	320,571
November	45.10	41.65	343,971
December	47.59	43.59	369,702

B. Plan of Distribution

     Not Applicable.

C. Markets

     See Item 9.A.

D. Selling Shareholders

     Not Applicable.

E. Dilution

     Not Applicable.

F. Expenses of the Issue

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     We have only one class of share capital, consisting of common shares with a nominal value of €4 per share. All of our outstanding shares are fully-paid. Our Articles of Association (statuts) provide that fully-paid shares may be held in registered or bearer form at the option of the shareholder. The most recent survey on August 31, 2006 found 24,158 identified holders of bearer shares and 1,096 holders of registered shares.

     In accordance with French law concerning dematerialization of securities, the ownership rights of shareholders are represented not by share certificates but rather by book entries. We maintain a share account with Société Générale for all shares in registered form, which is administered by Société Générale. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder, the number of shares held and, in the case of shares held through an accredited intermediary, the fact that the shares are held through such intermediary. Société Générale, as a matter of course, issues confirmation to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.

     Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Société Générale. That account is separate from our share account with Société Générale. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Société Générale. Our statuts permit us to request that Société Générale provide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights held in bearer form and with the number of shares or other securities so held.

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

     As of August 31, 2006 and December 31, 2006, our share capital, as authorized in our statuts, was €636,105,652, represented by 159,026,413 shares. Our Board updates our statuts regularly to take into account increases in share capital due to the issuance of shares in connection with employee stock ownership plans, the exercise of stock options, warrants and subscription rights and any conversion of convertible bonds. Between August 31, 2006 and December 31, 2006, we issued no shares for these purposes.

     As of August 31, 2006 and December 31, 2006, we directly owned 3,085,785 and 2,904,617 shares, roughly 1.94% and 1.83% of total share capital, with par value of €4 per share. Sofinsod, one of our wholly-owned subsidiaries, holds an indirect interest of approximately 6.81% in Sodexho Alliance, SA through its interest of approximately 18.5% in the capital of Bellon SA.

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

On June 12, 2003, the Board of Directors issued 84,660 options.

On January 27, 2003, the Board of Directors issued 2,917,800 options.

On September 17, 2002, the Board of Directors issued 12,000 options.

On October 10, 2002, the Board of Directors issued 3,220 options.

     At the Extraordinary Shareholders’ Meeting of February 13, 1996, our shareholders authorized the Board to issue bonds with equity warrants in an aggregate face amount not to exceed €304,898,000. On May 21, 1996, the Board approved the issue of €304,898,000 in debt pursuant to this authorization at a face value of €762 per bond. These bonds were redeemed in 2004. Each of the 400,000 issued bonds carried a warrant giving the right to subscribe one share of our common stock, without preemptive subscription rights, at a price of €411.61 until June 7, 2004. Following our increase in share capital which took effect in December 1997, each warrant entitled the holder to subscribe for 1.02 shares of common stock for €411.61. After the April 1998 bonus share issue, each warrant entitled the holder to subscribe for 4.08 shares per warrant. Following our four-for-one stock split effective March 7, 2001 and the capital increase in June 2001, each warrant currently entitles the holder to 16.66 shares per warrant. The exercise price remained unchanged at €411.61 through June 7, 2004. In 2004, a total of 291 warrants were exercised and 4,848 shares were issued. The warrants expired on June 7, 2004 and were withdrawn from the market.

Changes in Share Capital

     The table below indicates the changes in our share capital in the fiscal years ending August 31, 2002, 2003, 2004, 2005 and 2006 and in the period commencing August 31, 2006 and ending December 31, 2006, retroactively adjusted, where appropriate, to reflect our four-for-one stock split effective March 7, 2001. The warrants expired on June 7, 2004 and were withdrawn from the market.

Date	Shares outstanding before new issue	Type of transaction	Shares created

		International Employee Stock
October 18, 2001	157,559,654	Ownership Plan (2)	1,385,848
December 10, 2001	158,945,502	Exercise of stock options (1)	4,173
December 18, 2001	159,949,675	Exercise of warrants (1)	2,499
January 11, 2002	158,952,174	Exercise of stock options (1)	8,180
January 31, 2002	158,960,354	Exercise of warrants (1)	16
February 25, 2002	158,960,370	Exercise of stock options (1)	5,726
February 28, 2002	158,966,096	Exercise of warrants (1)	51,230
April 17, 2002	159,017,326	Exercise of stock options (1)	4,090
October 1, 2002	159,021,416	Exercise of warrants (1)	149
February 28, 2004	159,021,565	Exercise of warrants (1)	366
June 7, 2004	159,021,931	Exercise of warrants (1) (3)	4,482

(1)	Please see our disclosure in this Annual Report on Form 20-F regarding our options and warrants.

(2)	Please see our description of the Sodexho Alliance International Employee Stock Ownership Plan described in “Item 6.E. Directors, Senior Management and Employees—Share Ownership” for the terms of this plan. These shares were issued to employees at a discount of 15% to 20%, depending upon the jurisdiction in which the shares were issued to our employees, from the fair market value of the shares at the time of issuance.

(3)	Pursuant to the notice issued on May 21, 1996 by Sodexho Alliance and approved by the French “Autorité des Marchés Financières” the warrants expired on June 7, 2004 and have been withdrawn from the market.

Authorizations

     At the Extraordinary Shareholders’ Meeting of January 31, 2006, our shareholders authorized the Board to increase our issued capital on one or more occasions, at any time over the 26 month period from such date, by issuing common shares, warrants and share equivalents with or without preemptive subscription rights. The shareholders authorized these issuances to be funded in cash or by capitalizing reserves. The issuances of capital are subject to the following restrictions: share issues funded with cash may not exceed an aggregate par value of €63,000,000 at any one time; issues of debt securities may not have the effect of increasing our indebtedness by more than €540,000,000 and the aggregate par value of share issues funded by capitalizing reserves may not exceed the amount of treasury reserves. This authorization canceled the Extraordinary Shareholders’ Meeting authorization of February 3, 2004 pertaining to the same subject matter.

     At the Annual Shareholders’ Meeting of January 31, 2006, our shareholders authorized the Board of Directors to repurchase shares of our stock for a period of 18 months from the date of the meeting. The maximum purchase price authorized for each share was €45.00, and the maximum number of shares to be repurchased is an amount equal to 10% of the issued shares or the limits specified by law. Pursuant to this authorization, we purchased 605,000 shares on the open market during fiscal 2006.

     At the Annual Shareholders’ Meeting of February 8, 2005, our shareholders authorized the Board of Directors to repurchase shares of our stock for a period of 18 months from the date of the meeting. The terms of this repurchase program have been approved by the French Autorité des Marchés Financiers. The maximum purchase price authorized for each share was €40.00, and the maximum number of shares to be repurchased is an amount equal to 10% of the issued shares or the limits specified by law. Pursuant to this authorization, we purchased 977,349 shares on the open market during fiscal 2005.

B. Memorandum and Articles of Association

     The following summary contains a description of the material provisions of our Articles of Association (statuts), which does not purport to be complete and is qualified in its entirety by reference to our statuts, an English translation of which is attached hereto as an exhibit, and French company law.

Registration and Corporate Purpose

     Sodexho is a société anonyme à Conseil d’Administration, a form of limited liability company established under French law. Our bylaws were registered in Versailles, France on December 31, 1974 under the number 301,940,219, Code APE 741 J.

      Our objects and purposes are set out in Article 2 of our statuts. These include studying and providing all services in connection with the organization of catering;

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

  creating, purchasing and holding companies, irrespective of their corporate purpose; and

  engaging in any business transactions directly or indirectly related to the foregoing or to any similar or related objects.

Directors

     We are managed by a Board of Directors. The Board of Directors is invested with all permissible powers relating to third parties within the scope of our objects, subject to limitations prescribed by our shareholders and French law. Under French law, the Board of Directors prepares and presents the year-end accounts to the shareholders and convenes shareholders’ meetings. In addition, the Board of Directors reviews and monitors our economic, financial and technical strategies.

     The Board of Directors is composed of a minimum of three members and a maximum of 18 members appointed at the ordinary general meeting of the shareholders. The Board of Directors is authorized to act in all circumstances in the name of Sodexho Alliance, subject to our corporate purpose and to those powers granted by law or at shareholder meetings. Under French law, Directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our statuts or mismanagement. A Director may be held liable for such actions both individually and jointly with the other directors. The Executive Committee directs our general strategy and guides our international development.

     The Directors’ term of office was six years until February 5, 2002. This term was changed to three years at the Extraordinary Shareholders’ meeting of February 5, 2002. Any Director may stand for reelection. A Director appointed to replace another Director whose term of office has expired can only remain in office for the remaining period of the term of office of his or her predecessor. Except in the event of termination of employment if the Director is a salaried employee, or in the event of resignation, removal or death, the term of office of a Director expires at the end of the ordinary general meeting held during the year in which the Director’s term of office expires. Our statuts allow for the election of directors at staggered times. At the annual Meeting of Shareholders in February 2005, the Board of Directors membership increased by two, to a total of 14 Directors as follows: one director whose term expires in February 2005 has asked that his term not be renewed as he wished to retire from the Board; three of our directors’ terms were renewed and three new directors were elected.

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

   Directors’ Compensation

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

   Directors’ Borrowing Powers

     All loans or borrowings may be decided by the Board of Directors within the limits duly authorized by the ordinary general meeting of the shareholders.

   Directors’ Age Limits

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

   Directors’ Share-Ownership Requirements

      Each member of the Board of Directors must own at least four hundred of our shares.

Rights, Preferences and Restrictions Relating to Shares

     We currently have one class of shares, consisting of common shares with a nominal value of €4 per share. Our statuts provide that fully-paid shares may be held in registered or bearer form. Shares not fully-paid may be held in registered form only. The rights, preferences and restrictions attaching to the shares are set forth below.

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

     We must distribute dividends to our shareholders pro rata according to their shareholdings. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends, or, in case of interim dividend, on the date the Board of Directors meets and approves the distribution of interim dividends. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by the Board of Directors, if no decision is taken by the shareholders. We must pay any dividends within nine months of the end of the fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of the date of payment are forfeited.

     If proposed by the Board of Directors and decided at the ordinary general meeting, each shareholder may be granted at the ordinary general meeting a choice between payment of the dividend in cash or in shares, for all or for part of the dividend, according to the procedures set out under French law.

   Voting Rights

     Subject to the limitations on voting rights described below under “—Shareholders’ Meetings” and “Disclosure of Shareholdings,” each shareholder is entitled to one vote per share at any general meeting of our shareholders. A double voting right is granted to holders of fully-paid registered shares when those shares have been registered for more than four years in the name of the same shareholder. Any share whose ownership is transferred (certain intra-family transactions excepted) or which is converted into a bearer share loses the right to the double vote. Double voting rights also attach to any shares issued by right to shareholders in proportion to the number of shares with double voting rights which such shareholders held prior to the issuance. Votes can be cast by proxy or by mail. Proxies can only be exercised by the shareholder’s spouse or by another shareholder. Our statuts do not grant our shareholders the right to cumulate their votes when electing directors and French law does not automatically grant this right to shareholders.

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

   Redemption of Shares

     Under French law, our Board of Directors is entitled to redeem a set number of shares as authorized by our shareholders at an extraordinary shareholders’ meeting, provided that the capital reduction has not been undertaken in an attempt to mask the effect of losses. In the case of such an authorization, the shares redeemed must be cancelled within one month after the end of the offer to purchase such shares from shareholders. One notable exception to this rule, however, is that shares redeemed on the open market need not be cancelled if the company redeeming the shares grants options on or awards those shares to its employees within one year of the redemption.

   Liability to Further Capital Calls

Shareholders are liable for corporate liabilities only up to the nominal amount of the shares they hold.

Changes to Shareholders’ Rights

     A two-thirds majority vote at the extraordinary shareholders’ meeting is required to change our statuts, which set out the rights attaching to our shares. The extraordinary shareholders’ meeting may not increase shareholders’ obligations, except in the event that different classes of shares are merged. However, in such case, any decision involving a change in the rights attaching to a class of shares shall be final only following its ratification by a two-thirds majority of a special meeting of the shareholders of the class concerned.

Shareholders’ Meetings

     In accordance with French law, there are two types of shareholders’ general meetings: ordinary and extraordinary. Ordinary general meetings are required for matters such as the election of directors, the appointment of statutory auditors, the approval of annual accounts, the declaration of dividends and the issuance of debt. Extraordinary general meetings are required for the approval of matters such as amendments to our statuts, approval of mergers, increases or decreases in share capital, the creation of a new class of equity securities and the authorization of the issuance of investment certificates or securities convertible or exchangeable into equity securities.

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

     At least 30 days prior to the date set for any general meeting of shareholders, a preliminary notice must be sent to the Autorité des Marchés Financiers (“AMF”), the administrative agency responsible for overseeing the French securities markets, and published in France in the Bulletin des Annonces Légales Obligatoires (bulletin of obligatory legal announcements) (the “BALO”). This preliminary notice must contain the agenda of the meeting and a draft of the resolutions to be considered. Within 10 days of the notice, one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization) or a duly qualified association of shareholders holding a specified percentage of voting rights may propose additional resolutions to be voted on at the meeting. At least 15 days prior to the date set for a general meeting on its first call, and at least six days before any meeting’s second call, notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the notice. Notice of the meeting shall also be given in a journal authorized to publish legal announcements in the administrative region (département) in which we are registered, as well as in the BALO, with prior notice to the AMF. The notice must state the type, agenda, place, date and time of the meeting. No action may be taken at a meeting on any matter not listed on the agenda for that meeting, subject to exceptions relating to the dismissal of directors under certain circumstances and to certain miscellaneous matters.

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

     All shareholders who have properly registered their shares have the right to participate in general meetings, either in person or by proxy, and to vote either by proxy or by mail according to the number of shares they hold. Proxies will be sent to any shareholder on request, but they can only appoint the shareholder’s spouse or another shareholder as proxy. Any vote made by mail shall be deemed valid if received by us at least three days prior to the date of the meeting, but the attendance of the shareholder automatically cancels any proxy previously executed by that shareholder or any previous vote made by mail.

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

Change in Control/Anti-Takeover

     There are no provisions in the statuts that would have the effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. There also are not any provisions in our statuts that allow for the issuance of preferred stock upon the occurrence of takeover attempts or the addition of other “anti-takeover” measures without a shareholder vote.

Disclosure of Shareholdings

     French law provides that any individual or entity, acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 15%, 20%, 25%, 33%, 50%, 66%, 90% or 95% of our shares or voting rights attached to our shares, or whose holdings fall below any of these thresholds, must notify us of the number of shares or voting rights that person or entity holds within five calendar days of the date the threshold has been crossed. The individual or entity must also notify the Autorité des Marchés Financiers (financial markets authority) (the “AMF”) within five Euronext Paris trading days of the date on which the threshold is crossed. If the shareholder fails to comply with this notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights or the voting rights will not be exercisable, as the case may be, for two years from the date on which the owner of the shares or voting rights complies with the notification requirement. In addition, any shareholder who fails to comply with the above requirements may have all or part of his voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to other penalties.

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

Changes in Capital

     As of December 31, 2006 our share capital was €636,105,652 million, divided into 159,026,413 shares at a par value of €4 each, all fully-paid and of the same class. Pursuant to authorizations granted by the shareholders at previous meetings, see “Authorizations,” we are entitled to increase this share capital under certain circumstances.

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

D. Exchange Controls

     The French commercial code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in some circumstances depending on factors such as the acquiring party’s intentions and the acquiring party’s ability to elect directors, and financial reliance on us by the relying party.

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

  certain financial institutions;

  insurance companies;

  dealers and certain traders in securities or foreign currencies;

  persons holding ADSs or shares as part of a hedge, straddle, conversion or other integrated transaction;

  persons whose functional currency for United States federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for United States federal income tax purposes;

  persons liable for the alternative minimum tax;

  tax-exempt organizations or retirements plans, except to a limited extent under “French Taxation of US Holders of Our Ordinary Shares or ADSs – Taxation of Dividends”;

  persons that own or are deemed to own 10% or more of our voting stock;

  persons who acquired ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation;

  persons that are not entitled to the benefits of the Convention between the US and France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”); or

  persons whose ownership of our ordinary shares or ADSs is connected with the conduct of business through a permanent establishment or fixed base in France.

     This discussion is based on the French Code Général des Impôts and the regulations enacted thereunder, the U.S. Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations, and the Treaty, all as currently in effect and subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement or any other related document will be performed in accordance with its terms.

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

  a citizen or resident of the United States;

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

     The following discussion assumes that Sodexho is not, and will not become, a passive foreign investment company, as discussed below under “ Passive Foreign Investment Company Considerations.”

Taxation of Dividends

      In France, dividends are paid out of after-tax income.

     The French Finance Law of 2004 abolished the avoir fiscal and the précompte with respect to dividends paid to French individual shareholders as from January 1, 2005. French non-individual shareholders are no longer entitled to use the avoir fiscal attached to dividends paid on or before December 31, 2004 as from January 1, 2005. To compensate for the abolition of the avoir fiscal, the French Finance Law of 2005 provides that, for dividends paid as from January 1, 2006, French individual residents will be taxed only on 60% of the dividends received by them and will be entitled to a tax allowance equal to €1,525 or €3,050, depending on the marital status of the holder. In addition, such shareholders will be entitled to a new tax credit equal to 50% of the dividend received by them, capped at €115 or €230 depending on the marital status of the holder. For dividends paid between January 1, 2005 and December 31, 2005, French individual residents were taxed on only 50% of the dividends received and were entitled to a tax allowance equal to €1,220 or €2,440. The level of the tax credit depending on the marital status of the holder was the same as that for 2006.

      Under French domestic law, dividends paid to non-residents are normally subject to a 25% withholding tax.

     Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder and an Eligible Tax Exempt Holder, each as defined below, will be subject to the reduced rate of 15% at the time of payment, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. As a consequence of the enactment of the provisions of the French Finance Law of 2004 mentioned above, non-individual and individual Eligible U.S. Holders are no longer entitled to claim a refund of the avoir fiscal for dividends paid. However, according to the French Guidelines 5-I-2-05 released on August 11, 2005, an individual Eligible U.S. Holder will be entitled to a tax credit equal to 50% of the received distribution, capped at €115 or €230 according to the taxpayer’s family status. This tax credit is reimbursed less a 15% withholding tax. Procedures for claiming the payment in respect of the new tax credit mentioned above for dividends paid as from January 1, 2005 have yet to be published.

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

     An Eligible Tax-Exempt Holder is a tax-exempt United States pension fund or other tax-exempt entity (including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially-owned by such individuals and derived from an investment in a tax-favored retirement account) who is nonetheless eligible for the reduced withholding tax rate of 15% provided for by the Treaty subject to certain formalities.

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

     The forms or the Certificate, together with their respective instructions, are available from the United States Internal Revenue Service and at the Centre des Impots des Non-Residents (10, rue du Centre, 93465 Noisy-le-Grand Cedex, France). The depositary will provide to all U.S. Holders of ADRs the forms or Certificate, together with the respective instructions, and will arrange for the filing with the French tax authorities of all forms and Certificates completed by U.S. Holders of ADRs and returned to the depositary within sufficient time. Procedures for claiming the payment in respect of the new tax credit mentioned above for dividends paid as from January 1, 2005 have yet to be published.

     Distributions received by a U.S. Holder on ADSs or shares, other than certain pro rata distributions of shares, will constitute foreign-source dividend income to the extent paid out of Sodexho’s current or accumulated earnings and profits as determined for United States federal income tax purposes. The amount of this dividend will include any amounts withheld in respect of French taxes. Subject to applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum rate of 15%. Non-corporate U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit the availability of these rates. The dividend will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. For taxable years beginning on or prior to December 31, 2006, such dividends will generally constitute passive income or, in certain cases, financial services income for foreign tax credit purposes. For taxable years beginning after December 31, 2006, such dividends will generally constitute passive category income or, in certain cases, general category income.

     Dividends paid in euro will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

     French taxes withheld from dividends on ADSs or shares at a rate not exceeding the rate provided in the Treaty will generally be creditable against a U.S. Holder’s United States federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Instead of claiming a credit, a U.S. Holder may elect to deduct French withholding taxes in computing its taxable income, subject to generally applicable limitations. U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Taxation of Capital Gains

     Under the Treaty, French tax generally will not be levied on any capital gain derived from the sale of ADSs or shares by a U.S. Holder eligible for the benefits of the Treaty.

     A U.S. Holder will generally recognize capital gain or loss on the sale or other disposition of ADSs or shares, which will be long-term capital gain or loss if the holder has held such ADSs or shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition and such holder’s tax basis in the ADSs or shares, as determined in U.S. dollars. Any gain or loss will generally be U.S.-source for foreign tax credit purposes.

French Estate and Gift Taxes

     Under “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to taxes on Estates, Inheritance and Gifts of November 24, 1978,” a transfer of ADSs or shares by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will generally not be subject to French tax unless (1) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (2) the ADSs or shares were used in, or held for use in, the conduct of a business through or pertaining to a permanent establishment fixed base in France. Prospective investors in shares or ADSs should consult their own advisors as to the applicability of the November 24, 1978 Convention mentioned above, and in particular as to the interpretation of article 8 of said Convention.

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

Passive Foreign Investment Company Considerations

     Sodexho believes that it was not a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ended August 31, 2006. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Sodexho will not be considered a PFIC for any taxable year. If Sodexho were treated as a PFIC for any taxable year during which a U.S. Holder held ADSs or shares, certain adverse United States federal income tax consequences could apply.

U.S. Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

F. Dividends and Paying Agents

     Not applicable.

G. Statements by Experts

     Not applicable.

H. Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) except that, as a foreign issuer, we are not subject to the proxy rules under Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions under Section 16 of the Exchange Act. In accordance with the Exchange Act reporting requirements applicable to us, we file annual reports on Form 20-F with and submit certain information on Form 6-K, including our quarterly revenue announcements and our semi-annual profit and loss information (both of which will be prepared in accordance with French GAAP and generally will not include a reconciliation to U.S. GAAP), to the United States Securities and Exchange Commission (the “SEC”). The information that will be filed on Form 6-K will be substantially less detailed than interim financial statements required of a domestic registrant pursuant to Article 10 of Regulation S-X. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 and view them on line at www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279 and view them on-line at www.sec.gov. To provide shareholders with regular information about our businesses, financial results and share price, we also offer our annual report in French and English, including the “Reference Document” filed with the AMF. You may request a copy of the aforementioned filings and annual report at no cost by writing or telephoning the offices of Sodexho Alliance, SA, attention Jean-Jacques Vironda, Investor Relations, 3, avenue Newton, 78180 Montigny-le-Bretonneux, France. Our telephone number for these requests is 011-33-0-1-30-85-72-03, our fax number is 011-33-0-1-30-85-51-81 and our e-mail address is jean-jacques.vironda@sodexhoalliance.com.

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

Interest Rate Exposure

     In accordance with our policy, we may borrow at variable rates and use interest rate swaps in order to fix future interest payments, effectively converting borrowings from floating to fixed rates. As of August 31, 2006, including the effect of interest and cross-currency swap agreements, approximately 73% of our borrowings were at fixed rates, with an average interest rate of 5.7%.

Sensitivity Analysis

     A hypothetical strengthening or weakening by 10% in the value of the dollar relative to the euro would have resulted in an increase or decrease, respectively, of our fiscal 2006 group net income by approximately €13 million. A hypothetical strengthening or weakening by 10% in the value of the British pound sterling relative to the euro would have resulted in an increase or decrease, respectively, of our fiscal 2006 group net income by approximately €2.5 million.

     A hypothetical increase of 1% in average interest rates would have resulted in an increase in fiscal 2006 interest expense of approximately €4.8 million on our variable rate borrowings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

   Disclosure Controls and Procedures

     We carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. However, as a result of our evaluation, we noted certain areas where our processes and controls can be improved. The Group is committed to continuing to implement and improve internal controls and our risk management processes and this remains a key priority for the Group for fiscal 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

   Management’s Report on Internal Control Over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

      The Group’s internal control over financial reporting includes those policies and procedures that:

  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Group;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of the Group’s management and directors; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Group’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of internal control over financial reporting as of August 31, 2006 based upon the framework as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that the Group’s internal control over financial reporting was effective as of August 31, 2006. Management’s assessment of the effectiveness of the Group’s internal control over financial reporting as of August 31, 2006 has been audited by PriceWaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which is included herein.

      Change in Internal Control over Financial Reporting

     No change in the Group’s internal control over financial reporting occurred as of the end of the period covered by this report that has materially affected, or is reasonably likely to materially affect the Group’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Mr. Robert Baconnier, who serves on the audit committee, has the background and qualifications necessary to be considered an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

     In 2003, the Board of Directors adopted a written Code of Conduct for Senior Managers. Each of Sodexho Alliance’s senior financial managers, including the Group’s Chief Executive Officer, Chief Financial Officer, Chief Accountant, and others performing similar functions, signed a statement acknowledging his or her compliance with the Code. The full text of the Code of Conduct is available on Sodexho Alliance’s internet website at www.sodexho.com/sodexhocorp/en/permanent_elements/library.

ITEM 16C. PRINCIPAL AUDITOR FEES AND SERVICES

	PricewaterhouseCoopers				KPMG

	Amount		Percentage		Amount		Percentage

(millions of euros)	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005	Fiscal 2006	Fiscal 2005

Audit and audit-related:
Audit fees	5.2	5.9	52%	89%	3.9	3.8	95%	57%
Audit-related fees	4.5	0.4	45%	6%	2.7	0.1	3%	46%

Total audit and audit-related
fees	9.7	6.3	97%	95%	6.6	3.9	98%	97%
Other non-audit services:
Tax, legal and human
resources consulting	0.3	0.3	3%	5%	0.2	0.1	2%	3%

Total other services	0.3	0.3	3%	5%	0.2	0.1	2%	3%

Total	10.0	6.6	100%	100%	6.8	4.0	100%	100%

     The fees paid by Group subsidiaries to accounting firms other than PricewaterhouseCoopers and KPMG in connection with the audit of their financial statements totaled €0.6 million for the year ended August 31, 2006.

     Included in audit fees for fiscal 2005 are amounts of €1.6 million and €1.5 million for PricewaterhouseCoopers and KPMG, respectively, relating to the audits of financial statements prepared in accordance with International Financial Reporting Standards.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SODEXHO ALLIANCE AND AFFILIATED PURCHASERS

PURCHASES OF EQUITY SECURITIES BY SODEXHO ALLIANCE AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share (in euros)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(4)

September 2005				12,510,482
October 2005				12,576,039
November 2005				12,775,020
December 2005				12,919,671
January 2006				13,315,872
February 2006	151,698	36.07	151,698(1)	13,278,143
March 2006	248,302	35.28	248,302(1)	13,169,803
April 2006				13,192,969
May 2006	260,000	36.00	260,000(2)	13,008,679
June 2006	345,000	34.05	345,000(2)	12,682,142
July 2006	93,351	38.66	93,351(3)	12,755,098
August 2006	160,072	40.17	160,072(3)	12,816,856
September 2006	110,278	42.44	110,278(3)	12,869,534
October 2006	213,994	42.87	213,994(3)	12,887,268

TOTAL	1,582,695	37.42	1,582,695

(1)	The Annual Shareholders’ Meeting of February 8, 2005 authorized the Board of Directors to buy and sell the company’s own shares on the market for a period of 18 months in compliance with the objectives and procedures of the stock purchase program approved by the Autorités des Marchés Financiers (AMF) under visa n° 05-109 of February 22, 2005. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this number being eventually adjusted to take into account operations modifying the share capital. Under no circumstances may the total number of share the Company holds, either directly or indirectly through its indirect subsidiaries, exceed 10% of the share capital. Under this authorization, 400,000 shares were repurchased from February 13, 2006 to March 23, 2006.

(2)	The Annual Shareholders’ Meeting of January 31, 2006 authorized the Board of Directors to buy and sell the company’s own shares on the market for a period of 18 months in compliance with the objectives and procedures of the stock purchase program approved. The maximum number of shares that may be purchased by virtue of this authorization may not exceed 10% of the total number of shares constituting the share capital, this number being eventually adjusted to take into account operations modifying the share capital. Under no circumstances may the total number of share the Company holds, either directly or indirectly through its indirect subsidiaries, exceed 10% of the share capital. Under this authorization, 605,000 shares have been repurchased from May 12, 2006 to December 31, 2006.

(3)	Pursuant to the authorization given at the Annual Shareholders’ Meeting of January 31, 2006, Sodexho Alliance signed a liquidity contract on July 1, 2006 with Oddo Corporate Finance relating to the Company’s ordinary shares. In connection with this liquidity contract, 577,695 shares were purchased from July 1, 2006 to December 31, 2006.

(4)	Based on 10% of the Company’s shares capital, and after deducting the shares held by the Company to cover the share purchase option plans for Company employees or through the liquidity contract, as well as after deducting the shares held by the subsidiaries.

PART III

ITEM 17. FINANCIAL STATEMENTS

      Reference is made to pages F-1 through F-77 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

      We have responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

      (a) The following exhibits are filed as part of this Form 20-F

Exhibit Number	Description

1	Sodexho Alliance Restated Corporate Statuts (English translation)(incorporated by reference to Exhibit 1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

2.1	Composite Conformed Term and Revolving Facilities Agreement, dated April 6, 2001, for Sodexho Alliance, SA, arranged by Citibank International plc, Goldman Sachs International and SG Investment Banking with Société Generale acting as Agent and Société Générale acting as Issuing Bank (as amended by a letter dated 27 April 2001, an Amendment and Restatement Agreement dated 8 June 2001 and as amended by letters dated March 14, 2003 and May 15, 2003)(incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on December 18, 2003, Commission File No. 1-31274)

2.2	Form of Deposit Agreement among Sodexho Alliance, SA, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit A of the Registration Statement on Form F-6 filed by The Bank of New York and the Company on March 21, 2002, Commission File No. 333-84970)

2.3	Terms and Conditions of Offering of Euro 1,000,000,000 5.875 percent Bonds due 2009 (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

2.4	Agreement by Registrant to Furnish Certain Information to the Securities and Exchange Commission (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form 20- F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

4.1	Agreement and Plan of Merger, dated as of May 1, 2001, among Sodexho Marriott Services, Inc., Sodexho Alliance, SA and SMS Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sodexho Marriott Services, Inc. on May 4, 2001, Commission File No. 1-12188) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on March 19, 2002, Commission File No. 1-31274)

4.2	Agreement dated December 30, 1991 between Felix Bellon SA and Sodexho S.A. as amended (English translation) (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 20-F filed by Sodexho Alliance SA on December 18, 2003, Commission File No. 001- 31274)

Exhibit Number	Description

4.3	Employment contract of Michel Landel

8	List of Significant Subsidiaries (incorporated by reference to note 4.4 of the Consolidated Financial Statements of Sodexho Alliance, SA)

12.1	Certification by Michel Landel, Chief Executive Officer, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

12.2	Certification by Siân Herbert-Jones, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certifications by Michel Landel, Chief Executive Officer and Siân Herbert-Jones, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15	Consent of PricewaterhouseCoopers Audit

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

By:	/s/ Siân Herbert-Jones

	Name:	Siân Herbert-Jones
	Title:	Chief Financial Officer

Dated: January 12, 2007

Report of Independent Registered Public Accounting Firm

   To the Shareholders and the Board of Directors of Sodexho Alliance, SA

     We have completed an integrated audit of Sodexho Alliance, SA’s 2006 consolidated financial statements and of its internal control over financial reporting as of August 31, 2006 and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of the recognized income and expense and consolidated statements of cash flows present fairly, in all material respects, the financial position of Sodexho Alliance, SA and its subsidiaries (together, the “Group”) at August 31, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended August 31, 2006 in conformity with International Financial Reporting Standards, as adopted by the European Union. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     International Financial Reporting Standards as adopted by the European Union vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 8 to the consolidated financial statements. As discussed in note 8.3 (c), the Group adopted FAS 123 (R) Share-based Payments (revised 2004) with effect from September 1, 2005.

      As discussed in note 2.1, Basis of preparation of the financial statements, the Group has applied the International Financial Reporting Standards as adopted by the European Union with effect from September 1, 2004, the date of transition in accordance with the transitional provisions set out in IFRS 1 First-time Adoption of International Financial Reporting Standards. Previously, the Group followed the generally accepted accounting principles in France.

Internal control over financial reporting

     Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15, that the Group maintained effective internal control over financial reporting as of August 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail; accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Neuilly-sur-Seine, France
January 12, 2007

PRICEWATERHOUSECOOPERS AUDIT

Louis-Pierre Schneider

SODEXHO ALLIANCE SA

CONSOLIDATED INCOME STATEMENTS

(in millions of euro)	Note	Fiscal 2006	Fiscal 2005

Revenues	2.22. and 3.	12,798	11,693
Cost of sales		(10,957)	(10,033)

Gross profit		1,841	1,660

Sales department costs	4.1.	(159)	(141)
General and administrative costs	4.1.	(1,104)	(1,002)
Other operating income	4.1.	42	7
Other operating expense	4.1.	(15)	(74)

Operating profit	3.	605	450

Financial income	4.2	54	60
Financial expense	4.2	(162)	(172)
Share of profit of associates	3.	8	(6)

Profit for the period before tax		505	332

Income tax expense	4.3.	(172)	(111)
Result from discontinued operations		–	–

Profit for the period		333	221

Profit attributable to minority interests		10	9

Profit attributable to equity holders of the parent		323	212

Basic earnings per share (in euro)	2.23. and 4.4.	2.07	1.36
Diluted earnings per share (in euro)	2.23. and 4.4.	2.05	1.36

See accompanying notes to the consolidated financial statements.

     SODEXHO ALLIANCE SA
CONSOLIDATED BALANCE SHEETS

ASSETS (in millions of euro)	Note	August 31, 2006	August 31, 2005

Non-current assets
Property, plant and equipment	2.6. 2.7. 2.8. and 4.5.	430	406
Goodwill	2.4. 2.8. and 4.6.	3,623	3,705
Other intangible assets	2.5. 2.8. and 4.7.	126	87
Client investments	2.9. and 4.8.	146	138
Associates	2.3.2. and 4.9.	36	32
Financial assets	2.12. and 4.11.	75	74
Other non-current assets	4.13.	18	18
Deferred tax assets	2.20. and 4.21.	242	225

Total non-current assets		4,696	4,685

Current assets
Financial assets	2.12. and 4.11.	17	7
Derivative financial instruments	2.12. and 4.17.	42	40
Inventories	2.10. and 4.12.	168	176
Income tax		17	19
Trade and other receivables	4.13.	1,909	1,750
Restricted cash and financial assets related to the Service
Vouchers and Cards activity	2.12. and 4.11.	423	326
Cash and cash equivalents	2.13. and 4.14.	1,042	949

Total current assets		3,618	3,267

Total assets		8,314	7,952

See accompanying notes to the consolidated financial statements.

     SODEXHO ALLIANCE SA
CONSOLIDATED BALANCE SHEETS, CONT.

LIABILITIES AND EQUITY (in millions of euro)	Notes	August 31, 2006	August 31, 2005

Shareholders’ equity
Common stock		636	636
Additional paid in capital		1,186	1,186
Retained earnings		668	708
Consolidated reserves		(334)	(470)

Equity attributable to equity holders of the parent		2,156	2,060
Equity attributable to minority interests		17	18

Total shareholders’ equity	2.15., 2.19. and 4.15.	2,173	2,078

Non-current liabilities
Borrowings	2.12., 2.14. and 4.16.	1,852	1,891
Employee benefits	2.17. and 4.18.	349	309
Other liabilities	4.20	101	80
Provisions	2.16. and 4.19.	68	53
Deferred tax liabilities	2.20. and 4.21.	49	54

Total non-current liabilities		2,419	2,387

Current liabilities
Bank overdrafts		36	21
Borrowings	2.12., 2.14. and 4.16.	68	85
Derivative financial instruments	2.12. and 4.17.	2	2
Income tax		80	84
Provisions	2.16. and 4.19.	40	97
Trade and other payables	4.20	2,369	2,197
Vouchers payable	2.18	1,127	1,001

Total current liabilities		3,722	3,487

Total liabilities and equity		8,314	7,952

See accompanying notes to the consolidated financial statements.

     SODEXHO ALLIANCE SA
CONSOLIDATED STATEMENTS OF CASH FLOW

(in millions of euro)	Note	Fiscal 2006	Fiscal 2005

Operating activities
Operating profit		605	450
Elimination of non-cash and non-operating items
Depreciation and amortization		164	168
Provisions		(34)	62
Losses/(gains) on disposal and other, net of tax		(21)	5
Dividends received from associates		1	0
Change in working capital from operating activities		40	231
change in inventories		2	(14)
change in accounts receivable		(189)	(59)
change in trade and other payables		203	162
change in vouchers payable		131	123
change in financial assets related to the Service Vouchers and Cards
activity		(107)	19
Interest paid		(114)	(122)
Interest received		18	19
Income tax paid		(171)	(136)

Net cash provided by operating activities		488	677
Investing activities
Acquisitions of property, plant & equipment and intangible assets		(192)	(143)
Disposals of property, plant & equipment and intangible assets		17	16
Change in client investments		(15)	(19)
Change in financial assets		(15)	5
Effect of acquisitions of subsidiaries		(30)	(3)
Effect of disposals of subsidiaries		25	(3)

Net cash used in investing activities		(210)	(147)
Financing activities
Dividends paid to parent company shareholders		(117)	(109)
Dividends paid to minority shareholders of consolidated companies		(10)	(8)
Change in shareholders’ equity		(4)	(13)
Proceeds from borrowings		23	464
Repayment of borrowings		(71)	(718)

Net cash used in financing activities		(179)	(384)

CHANGE IN NET CASH AND CASH EQUIVALENTS		99	146

Net effect of exchange rates on cash		(21)	23
Net cash and cash equivalents at beginning of period		928	759

NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	4.14.	1,006	928

See accompanying notes to the consolidated financial statements.

SODEXHO ALLIANCE SA
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(in millions of euro)	Fiscal 2006	Fiscal 2005

Financial instruments	(6)	8
Change in cumulative translation adjustment	(92)	10
Actuarial gain/(loss) on employee benefits	(30)	7

Profit/(loss) recognized directly in equity	(128)	25
Profit for the period	333	221

Total recognized profit/(loss) for the period	205	246

Attributable to:
Equity holders of the parent	196	237
Minority interests	9	9

See accompanying notes to the consolidated financial statements.

SODEXHO ALLIANCE, SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     Sodexho Alliance is a société anonyme (a form of limited liability company) domiciled in France and its headquarters are located in Montigny-Le-Bretonneux.

     The consolidated financial statements of the Group were approved by the Board of Directors on November 14, 2006.

1.    Highlights

     On February 13, 2006, the Group acquired an interest in the Paris Lido cabaret, in connection with its strategy of expanding its tourism and leisure activities.

     On June 14, 2006, the Group acquired a group of companies in Argentina, notably including Ticket Total Argentina, the country’s third largest issuer of service vouchers, and Ticket Total Uruguay. This acquisition extends the footprint of the Group’s Service Vouchers and Cards activity in Argentina and Latin America.

     On August 21, 2006, the Group sold Spirit Cruises, its U.S. river cruise subsidiary. The sale generated a gain of €21 million.

     Payments made during fiscal 2006 in connection with the resolution of the U.S. litigation, which had been fully provided in the financial statements for fiscal 2005, reduced cash flow by €58 million.

2.     Accounting policies

2.1.     Basis of preparation of the financial statements

      Amounts in tables are expressed in millions of euro.

   2.1.1. General principles

     The financial statements of consolidated subsidiaries are prepared in accordance with accounting principles as defined by the Group under International Financial Reporting Standards (IAS/IFRS) as adopted by the European Union as of August 31, 2006 (IFRS). The majority of fully consolidated companies close their financial statements as of August 31, with a half-year closing on February 28. For those companies having different closing dates, financial statements as of August 31 and February 28 are prepared to report transactions for the period from September 1.

     Group consolidated financial statements have been prepared following the historical cost principle, with the exception of financial assets, derivative financial instruments, services received in connection with a transaction for which payment is in shares and measured at fair value, and certain assets and liabilities recognized at amortized cost where the effect of the time value of money is material. The accounting principles and methods applied by the Group are described below.

   2.1.2. Standards and interpretations applied

     In application of European Union rule 1606/2002 of July 19, 2002, the Group’s consolidated financial statements effective September 1, 2005 have been prepared for the first time in accordance with IFRS.

     The Group has prepared its consolidated financial statements as of and for the year ended August 31, 2006 in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

      Note 6 summarizes the main impacts of transition to the IFRS.

     Fiscal 2005 financial statements were prepared using IFRS as the primary basis of accounting, with the same standards and interpretations as those used for fiscal 2006.

     However, the Group elected to early adopt as of August 31, 2005 the revised IAS 19, which allows for actuarial gains and losses to be recorded directly in shareholders’ equity

   2.1.3. Standards and interpretations not early adopted

     The Group has elected not to early adopt the following standards and interpretations, which have been adopted by the European Union but are applicable in periods commencing between January 1, 2006 and January 1, 2007.

     On August 18, 2005, as part of its project to develop IFRS 7, Financial Instruments: Disclosures, the International Accounting Standards Board (IASB) amended IAS 1: Presentation of Financial Statements to add requirements for disclosures of: the entity’s objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. These disclosure requirements apply to all entities, effective for annual periods beginning on or after 1 January 2007, with earlier application encouraged.

     Also on August 18, 2005, the IASB amended the scope of IAS 39 to include financial guarantee contracts issued. A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due. Under IAS 39 as amended, financial guarantee contracts are recognised initially at fair value. If the financial guarantee contract was issued in a stand-alone arm’s length transaction to an unrelated party, its fair value at inception is likely to equal the consideration received, unless there is evidence to the contrary. These contracts are subsequently recognized at the higher of (i) the amount determined in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and (ii) the amount initially recognized less, when appropriate, cumulative amortization recognised in accordance with IAS 18 Revenue. The amendment to IAS 39 is effective for annual periods beginning on or after January 1, 2006, with earlier application encouraged.

     The Group is currently conducting an analysis of the practical effect of these amendments, and of their potential impact on the financial statements.

2.2. Use of estimates

     The preparation of financial statements in accordance with IFRS requires management of the Group and its subsidiaries to make estimates and assumptions which affect the amounts reported for assets, liabilities and contingent liabilities as of the date of preparation of the financial statements, and of revenues and expenses for the period. These estimates and assumptions are reassessed continuously based on past experience and on various other factors considered reasonable in view of current circumstances, which constitute the basis for assessments of the carrying amount of assets and liabilities. Actual results may differ substantially from these estimates if assumptions or circumstances change. Significant items subject to such estimates and assumptions include provisions for litigation (notes 4.19. and 4.28.), post-employment benefit plan assets and liabilities (note 4.18.), impairment of assets (note 4.10.), and deferred taxes (note 4.21.).

2.3. Principles and methods of consolidation

   2.3.1. Intragroup transactions

     Intragroup transactions and balances, and unrealized losses and gains between Group companies, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, unless they represent an impairment loss.

   2.3.2. Consolidation methods

     A subsidiary is an entity directly or indirectly controlled by Sodexho Alliance. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing whether control exists, potential voting rights that are currently exercisable or convertible are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is obtained to the date on which control ceases to be exercised.

     Companies in which Sodexho Alliance directly or indirectly exercises significant influence over financial and operating policy without exercising control are consolidated by the equity method from the date on which significant influence is first exercised to the date on which it ceases to be exercised. Significant influence is deemed to exist where the Group holds between 20% and 50% of the voting rights.

     The Group owns a number of equity interests in project companies established in connection with Public-Private Partnership (PPP) and Private Finance Initiative (PFI) contracts. These contracts enable governments to call upon the private sector for the design, construction, financing and management of public infrastructure (hospitals, schools, barracks, prisons), with detailed performance criteria.

     The Group only makes equity and subordinated debt investments in such projects when it acts as a service provider to the project company. Further information on these investments as of August 31, 2006 is provided in note 4.9.

     Each project company is assessed to determine whether Sodexho Alliance exercises control or significant influence based on the criteria of IAS 27, IAS 28 and SIC 12.

   2.3.3. Foreign currency translation

     The exchange rates used are derived from rates quoted on the Paris Bourse and other major international financial markets.

Foreign currency transactions

     Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated using the closing rate. The resulting translation differences are reported in financial income or expense.

     Non-monetary foreign-currency assets and liabilities reported at historical cost are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities reported at fair value are translated using the exchange rate at the date when the fair value was determined.

     Transactions for the period are translated at the exchange rate at the transaction date.

     Translation differences on monetary items that are in substance part of a net investment in a foreign operation consolidated by the Group are reported in consolidated shareholders’ equity until the disposal or liquidation of the investment.

Financial statements denominated in foreign currencies

   Countries with stable currencies

     The separate financial statements of each consolidated entity are presented on the basis of the primary economic environment in which the entity operates.

     For consolidation purposes, all foreign-currency assets and liabilities of consolidated entities are translated into the reporting currency of the Group (the euro) at the closing exchange rate, and all income statement items are translated at the average exchange rate for the period. The resulting translation differences are recognized in shareholders’ equity in the cumulative translation adjustment.

     Statutory monetary adjustments are maintained in the financial statements of subsidiaries in countries that were previously hyperinflationary (Argentina, Chile, Colombia, Mexico, Turkey and Venezuela). The residual translation differences between the monetary adjustment and the use of closing exchange rates are reported in shareholders’ equity.

   Countries with hyperinflationary economies

     For these countries, the difference between profit or loss for the period translated at the average rate and profit or loss for the period translated at the closing rate is reported in financial income or expense.

     As of August 31, 2006, no country in which the Group is operating met the criteria for having a hyperinflationary economy.

   2.3.4. Transactions with minority interests

     The Group has a policy of conducting transactions with minority interests in the same way as transactions with third parties. Any gain or loss arising on disposals to minority interests is recognized in the income statement. Goodwill is recognized on acquisitions of shares from minority interests.

2.4. Business combinations

     The purchase method is used to account for acquisitions of subsidiaries by the Group. The cost of acquisition corresponds to the fair value of acquired assets, of equity instruments issued and of acquired or considered liabilities as of the date of the acquisition, increased by the costs directly attributable to the acquisition.

     On first-time consolidation of a subsidiary or equity interest, the Group measures all identifiable items acquired in the currency of the acquired entity. In accordance with IFRS 3, changes to measurement of identifiable assets and liabilities may occur (as a result of specialist valuations or a complementary analysis) within 12 months of the date of acquisition. Once this 12-month period has elapsed, the effect of any adjustments is recognized directly in the income statement unless it involves the correction of an error.

     If future benefits of tax losses or other deferred tax assets of an acquired company were not recorded at the time of an acquisition because they did not meet the required accounting criteria, but subsequently do meet the accounting criteria when realized, the goodwill value is reduced by the amount that would have been recorded if the tax asset has been recognized at the time of the acquisition.

      Goodwill arising on the acquisition of associates is included in the value of the investment in the associate.

   2.4.1. Goodwill

     Any excess of the cost of an acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity at the acquisition date is recognized as goodwill in the balance sheet.

     These goodwill amounts are not amortized, but are subject to impairment tests immediately if there is evidence of impairment, and at least once per year. Impairment test procedures are described in note 2.8. Where they exist, impairment amounts reported in the income statement are irreversible.

   2.4.2. Negative goodwill

     Any excess of the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity at the acquisition date over the cost of the acquisition is treated as negative goodwill, and is taken to the income statement immediately in the period of acquisition.

2.5. Intangible assets

     Separately acquired intangible assets are initially measured at acquisition cost in accordance with IAS 38. Intangible assets acquired in a business combination that (i) can be reliably measured, (ii) are controlled by the

Group and (iii) are separable or arise from a legal or contractual right are recognized at fair value separately from goodwill. Subsequent to initial recognition, intangible assets are measured at acquisition cost less accumulated amortization and impairment losses.

     Intangible assets other than brands are regarded as assets with finite useful lives, and are amortized by the straight line method over their expected useful lives:

•	Integrated management software	5 years
•	Other software	3-4 years
•	Patents and licenses	2-10 years
•	Other intangible assets	3-5 years

     The cost of licenses and software recognized in the balance sheet comprises the costs incurred in acquiring the software and bringing it into use, and is amortized over the estimated useful life of the asset.

     Subsequent expenditures on intangible assets are capitalized only if they increase the expected future economic benefits associated with the asset to which they relate. Other expenditures are expensed as incurred.

2.6. Property, plant and equipment

     In accordance with IAS 16, items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, except for land which is measured at cost less accumulated impairment losses. Cost includes expenditures directly incurred to acquire the asset, and in some cases may also include estimated unavoidable future dismantling, removal and site remediation costs.

     Subsequent expenditures are included in the carrying amount of the asset, or recognized as a separate component, if it is probable that the future economic benefits of the expenditures will flow to the Group and the cost can be measured reliably. All other repair and maintenance costs are recognized as expenses during the period in which they are incurred, except costs incurred to improve productivity or extend the useful life of an asset, which are capitalized.

     Items of property, plant and equipment are depreciated over their expected useful lives using the component-based approach. The straight line method of depreciation is regarded as the method that most closely reflects the expected pattern of consumption of the future economic benefits embodied in items of property, plant and equipment.

The useful lives generally used by the Group are:

•	Buildings	20-30 years
•	Fixtures and fittings	3-10 years
•	Plant and equipment	3-8 years
•	Motor vehicles	4 years
•	Boats and pontoons (depending on the component)	5-15 years

     The carrying amounts of items of property, plant and equipment are tested for impairment if there is an indication that an item has become impaired.

2.7. Leases

      Leases contracted by the Group as lessee are accounted for in accordance with IAS 17, “Leases”.

     Capital leases, under which substantially all the risks and rewards incidental to ownership of an asset are transferred to the Group, are accounted for as follows:

  At the commencement of the lease term, the leased asset is recognized as an asset at the lower of fair value or the present value of the minimum lease payments.

  The corresponding liability is recognized under “Borrowings”.

  Lease payments are apportioned between the finance charge and the reduction of the outstanding liability so as to produce a constant periodic rate of interest on the remaining balance of the liability.

     An asset held under a capital lease is depreciated over its estimated useful life, or if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, over the shorter of the lease term and its useful life.

     Leases under which the lessor retains substantially all the risks and rewards incidental to ownership of the asset are treated as operating leases. Payments made under operating leases are expensed as an operating item on a straight line basis over the term of the lease.

2.8. Impairment of assets

   2.8.1. Impairment of assets with finite useful lives

     Property, plant and equipment and intangible assets with finite useful lives are tested for impairment if there is objective indication of impairment. Impairment losses are recognized in the income statement, and may be reversed subsequently.

   2.8.2. Impairment of assets with indefinite useful lives

     Goodwill has an indefinite useful life. It is tested for impairment whenever there is an indication that it may have become impaired, and at least annually, in the last quarter of the fiscal year. The results of the impairment tests conducted are reassessed using data as of August 31.

   Cash Generating Units

     Assets that do not generate cash inflows that are largely independent of those from other assets, and hence cannot be tested for impairment individually, are grouped together in Cash Generating Units (CGUs).

     Impairment tests are conducted for each CGU, which is generally the country level of an activity. The assets allocated to each CGU comprise goodwill, non-current assets, and net working capital.

   Indications of impairment

     The main indicators that a CGU may be impaired are a significant decrease in revenues and gross margin or material changes in market trends.

Method used to determine the recoverable amount

     An impairment loss is recognized in the income statement when the carrying amount of an asset or CGU is greater than its recoverable amount.

      Recoverable amount is the greater of:

  fair value less costs to sell, i.e. the amount obtainable from the sale of an asset or CGU in an arm’s-length transaction between knowledgeable, willing parties, less the costs of disposal;

  value in use, i.e. the present value of the future cash flows expected to be derived from continuing use and ultimate disposal of the asset or CGU.

     The value in use of CGUs is estimated using after-tax cash flow projections generally based on three-year business plans prepared by management and extrapolated into future years.

     Management both at Group and subsidiary levels prepare gross profit forecasts on the basis of past performance and expected market trends. The growth rate used beyond the initial period of the business plan reflects the growth rate for the business sector and region involved. Expected future cash flows are discounted at the average cost of capital of the CGU. The growth and discounting rates used for impairment tests during the period are provided in note 4.10.

Recognition of impairment losses

     An impairment loss recognized with respect to a CGU is allocated initially to reducing the carrying amount of any goodwill allocated to that CGU, and then to reducing the carrying amount of the other assets of the CGU in proportion to the carrying amount of each asset.

   2.8.3. Reversal of impairment losses

      Impairment losses recognized with respect to goodwill cannot be reversed.

     Impairment losses recognized with respect to any other asset may be reversed if there is a change in the estimates used to determine its recoverable amount.

     The increased carrying amount of an asset resulting from the reversal of an impairment loss cannot exceed the carrying amount that would have been determined for that asset had no impairment loss been recognized.

2.9. Client investments

     In some contracts, the Group makes a financial contribution to the purchase of equipment or fixtures on the client site, that are necessary to fulfill service obligations. These assets are amortized over the period of the service obligation.

     In the cash flow statement, the changes in the value of these investments are a component of investing cash flows.

2.10. Inventories

     Inventories are measured at the lower of cost or net realizable value. Cost is determined by the FIFO (First In First Out) method.

2.11. Trade and other receivables

     Trade and other receivables are initially recognized at fair value, and are subsequently measured at amortized cost less impairment losses recognized in the income statement. Where the full amount due under the initial terms of the contract is not recoverable an impairment loss is recognized.

2.12. Financial instruments

     Financial assets and liabilities are recognized and measured in accordance with IAS 39; “Financial Instruments: Recognition and Measurement”.

     Financial assets and liabilities are recognized in the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

     The fair values of financial assets and financial instruments are determined on the basis of quoted market prices or of valuations carried out by the depositary bank.

   2.12.1. Financial assets

      Under IAS 39, financial assets are measured and recognized based in three main categories:

  Loans and receivables include deposits, security deposits, and loans to non-consolidated equity investees. These financial assets are shown in the balance sheet at amortized cost, which is equivalent to acquisition cost as no significant transaction costs are incurred in acquiring such assets. They are tested for impairment if there is an indication that they may be impaired, and an impairment loss is recognized if the carrying amount of the asset is greater than its estimated recoverable amount.

  Financial assets at fair value through profit or loss include other financial assets held for trading and acquired for the purpose of resale in the near term. Subsequent changes in the fair value of these assets are recognized in financial income or expense in the income statement. An impairment loss is recognized if the recoverable amount of a financial asset at fair value through profit or loss is less than its carrying amount. Such impairment losses may be reversed if the increase in the recoverable amount can be relatedobjectively to an event occurring after the impairment was recognized.

  Financial assets available for sale include equity investments in non-consolidated entities, marketable securities with maturities greater than three months, and restricted cash. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value, with changes in fair value recognized separately in shareholders’ equity. When an available-for-sale financial asset is sold or impaired, the cumulative fair value adjustment previously recognized in equity is transferred to the income statement.

   2.12.2. Derivative instruments

     The Group’s policy is to finance acquisitions in the currency of the acquired entity, generally at fixed rates of interest.

     The majority of the Group’s variable-rate borrowings are converted to fixed-rate using interest rate swaps. In most cases where borrowings are made in a currency other than that of the acquired entity, currency swaps are contracted. As required by IAS 39, these derivative financial instruments are initially recognized in the balance sheet at fair value, as current financial assets or liabilities.

     Subsequent changes in the fair value of derivative instruments are recognized in the income statement, except in the case of instruments that qualify as cash flow hedges.

     In the case of cash flow hedges, the necessary documentation is prepared at inception and updated at each balance sheet date. Gains or losses arising on the effective portion of the hedge are recognized in equity, and are not recognized in the income statement until the underlying asset or liability is realized.

     Gains or losses arising on the ineffective portion of the hedge are recognized immediately in the income statement.

      The Group relies on external specialists to determine the fair value of these instruments.

   2.12.3. Commitments to purchase minority interests

     As required by IAS 32, the Group recognizes commitments to buy out minority interests as a liability within borrowings in the consolidated balance sheet. In the absence of any IASB standard or interpretation regarding the treatment of the matching debit entry, the Group has elected to offset the amount involved against the relevant minority interests in shareholders’ equity until they are eliminated in full, and to treat any surplus as goodwill.

     Firm commitments to buy out minority interests are therefore accounted for as follows under IFRS:

  the liability arising from the commitment is recognized at the buyout value;

  the expected goodwill is recognized in the balance sheet;

  the minority interest in profit for the period is reclassified as attributable to the equity holders of the parent.

      Subsequent price adjustments are recognized as adjustments to the amount of goodwill.

      This accounting policy may be revised in connection with the conclusions of the IASB.

   2.12.4. Bank borrowings and bond issues

     All borrowings, including utilized bank facilities and overdrafts, are initially recognized at the fair value of the amount received less directly attributable transaction costs. Subsequent to initial recognition, borrowings are measured at amortized cost using the effective interest method.

2.13. Cash and cash equivalents

     Cash and cash equivalents comprise cash in hand, and short-term cash investments in money-market instruments which either have an initial maturity of less than three months or may be withdrawn at any time with no significant risk of loss in value.

2.14. Borrowing costs

      Borrowing costs are treated as follows:

  Borrowing costs directly attributable to the acquisition, construction or production of a non-current asset are capitalized as part of the cost of the underlying asset, as permitted by IAS 23.

  Borrowing costs not directly attributable to a non-current asset are netted off the related borrowing in the balance sheet and recognized in the income statement over the term of the borrowing, in accordance with IAS 39.

2.15. Sodexho Alliance treasury shares

     Sodexho Alliance shares held by the company itself and/or by other Group companies are shown as a reduction in consolidated shareholders’ equity at acquisition cost.

     Gains and losses on acquisitions and disposals of treasury shares are recognized directly in consolidated shareholders’ equity and do not affect profit or loss for the period.

2.16. Provisions

     A provision is recorded if (i) an entity has a legal or constructive obligation at the balance sheet date, (ii) it is probable that settlement of the obligation will require an outflow of resources, and (iii) the amount of the liability can be reliably measured.

     Provisions primarily cover commercial, employee-related and tax-related risks and litigation arising in the course of operating activities, and are measured in accordance with IAS 37 using assumptions that take account of the most likely outcomes.

     Where the effect of the time value of money is material, the amount of the provision is determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and any risks specific to the liability.

   Loss-making contracts

     A provision for onerous contracts is established where the unavoidable costs of meeting the obligations under a contract exceed the economic benefits expected to be received under it.

2.17. Employee benefits

   2.17.1. Short-term benefits

     Group employees receive short-term benefits such as vacation pay, sick pay, bonuses and other benefits (other than termination benefits), payable within 12 months of the related service period.

      These benefits are reported as current liabilities.

2.17.2. Post-employment benefits

      The Group measures and recognizes post-employment benefits in accordance with IAS 19:

  contributions to defined contribution plans are recognized as an expense;

  defined benefit plans are measured using actuarial valuations.

     The Group uses the projected unit credit method as the actuarial method for measuring its post-employment benefit obligations, on the basis of the national or company-wide collective agreements effective within each entity.

     Factors used in calculating the obligation include length of service, life expectancy, salary inflation, staff turnover, and macro-economic assumptions specific to countries in which the Group operates (such as inflation rate, rate of return on plan assets and discount rate).

     The Group elected to early adopt the amended IAS 19, effective August 31, 2005. Actuarial gains and losses arising at each balance sheet date are therefore recognized in shareholders’ equity without being amortized through the income statement.

     If benefits under an existing plan are amended or a new plan is established, past service cost relating to vested benefits is recognized in the income statement, and past service cost relating to benefits not yet vested is recognized on a straight line basis over the average residual vesting period.

      The accounting treatment applied to defined-benefit plans is as follows:

  The obligation, net of plan assets, is recognized as a non-current liability in the balance sheet if the obligation exceeds the plan assets and the unrecognized past service cost.

  If the value of plan assets exceeds the obligation under the plan, the net amount is recognized as a non-current asset. Overfunded plans are recognized as assets only if they represent future economic benefits thatwill be available to the Group. Where the calculation of the net obligation results in an asset for the Group,the amount recognized for this asset may not exceed the total of the unrecognized past service cost plus thepresent value of all future refunds and reductions in future contributions under the plan.

  The expense recognized in the income statement comprises:
  current service cost, amortization of past service cost, and the effect of any plan curtailments or settlements, all of which are recorded as operating items;

  the effect of discounting and the expected return on plan assets, which are recorded in financial income or expense.

     The Group contributes to multi-employer plans, primarily in Sweden and the United States. These plans are accounted for as defined-contribution plans, as the information provided by the plan administrators is insufficient for them to be accounted for as defined-benefit plans.

   2.17.3. Other long-term employee benefits

     Other long-term employee benefits are measured in accordance with IAS 19. The expected cost of such benefits is recognized as a non-current liability over the employee’s period of service. Actuarial gains and losses are recognized immediately in the income statement.

2.18. Vouchers payable

     Vouchers payable are recognized at fair value, which is the face value of vouchers in circulation or returned to the Group but not yet reimbursed to affiliates.

2.19. Share-based payment

      Some Group employees receive compensation in the form of share-based payment.

     In accordance with the transitional provisions of IFRS 1, only plans with a grant date after November 7, 2002 and not vested as of January 1, 2005 are measured and recognized as employee costs.

     The services compensated by these plans are recognized as an expense, with the matching credit entry taken to shareholders’ equity over the vesting period. The amount of expense recognized in each period is determined by reference to the fair value of the options granted as of the grant date, computed using the binomial model.

     At each balance sheet date, the Group reassesses the number of options liable to become exercisable. The impact of any change in estimates is recognized in the income statement, with the matching entry taken to shareholders’ equity.

2.20. Deferred taxes

     Deferred taxes are recognized on differences between the carrying amount of an asset or liability and its tax base, using the tax rate that is expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that are enacted or substantively enacted at the balance sheet date.

      Deferred taxes are not recognized on the following items:

  goodwill that is not deductible for tax purposes;

  initial recognition of an asset in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit; and

  temporary differences on investments in subsidiaries that are not expected to reverse in the foreseeable future.

     Taxes on items recognized directly in shareholders’ equity are recognized in shareholders’ equity and not in the income statement.

     Residual deferred tax assets on tax loss carry-forwards (after offset of deferred tax liabilities) are only recognized if their recovery is considered probable.

     Deferred tax assets and liabilities are offset if there is a legally enforceable right to set off current tax assets and liabilities and the deferred taxes relate to the same taxable entity and tax authority.

2.21. Trade and other payables

      Trade and other payables are measured at fair value on initial recognition, and subsequently at amortized cost.

2.22. Income statement

   2.22.1. Income statement by function

     As permitted by IAS 1, Presentation of Financial Statements, the Group presents its income statement by function.

      Operating profit comprises the following components:

  gross profit

  sales department costs

  general and administrative costs

  other operating income and charges

   2.22.2. Revenues

     In accordance with IAS 18, revenues reported by the Group relate to the sale of services in connection with the ordinary activities of fully consolidated companies as follows:

  Food and Facilities Management Services revenues include all revenues stipulated in the contract, with consideration given to whether the Group acts as principal (the vast majority of cases) or agent;

  Service Vouchers and Cards revenues comprise commission received from clients and affiliates, financial income from the investment of surplus cash generated by the activity, and profits from vouchers and cards not reimbursed.

     In accordance with IAS 18, revenues are measured at the fair value of the consideration received or receivable, net of discounts and rebates and of valued added tax (VAT) and other taxes. Revenues are recognized when it is probable that future economic benefits will flow to the Group and these benefits can be measured reliably. No revenue is recognized if there is significant uncertainty about recoverability of the costs incurred or to be incurred in meeting the service obligation.

      Food service revenues are recognized when the service is rendered.

2.23. Earnings per share

     In accordance with IAS 33, earnings per share is calculated by dividing profit for the period by the weighted average number of ordinary shares outstanding during the period.

     For the purposes of calculating diluted earnings per share, the denominator is increased by the number of potentially dilutive shares, and the numerator is adjusted for all dividends and interest recognized in the period and any other change in income or expenses that would result from conversion of the potentially dilutive shares.

2.24. Statement of cash flows

      The Group presents its statement of cash flows in accordance with IAS 7.

     The statement of cash flows analyzes changes in net cash and cash equivalents, which is defined as cash and cash equivalents less current bank overdrafts and credit bank balances payable on demand as part of the Group’s treasury management strategy.

3. Segment information

     As of August 31, 2006, the Group had two principal activities worldwide: Food and Facilities Management Services, and Service Vouchers and Cards. Food and Facilities Management Services is further segmented by geographic region:

  North America

  Continental Europe

  United Kingdom and Ireland

  Rest of the World

     These entities constitute the Group’s primary reporting segments.

     The majority of the Group’s other activities are included in Food and Facilities Management Services. These mainly comprise kitchen installation services, some event-driven activities, and the Remote Sites activity (which is included in the Rest of the World segment of the Food and Facilities Management Services activity). None of these activities individually represents a reportable segment.

3.1. By business segment

   3.1.1. Income statement information

Fiscal 2006	Food and Facilities Management Services (FFMS)				Total

	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Food and facilities management	Service Vouchers and Cards	Holding Companies	Eliminations	Total

Revenues (third-party)	5,479	4,148	1,370	1,434	12,431	367	0	0	12,798
Inter-segment sales	0	0	0	0	0	6	0	(6)	0

Total	5,479	4,148	1,370	1,434	12,431	373	0	(6)	12,798

Segment operating profit	277	203	42	28	550	113	(58)	0	605
Share of profit of associates	1	0	5	2	8	0	0	0	8
Net financing costs									(108)
Income tax expense									(172)
Minority interest									10
Profit attributable to equity holders of the parent									323
Depreciation/amortization of segment assets	46	66	20	17	149	10	5	0	164
Other non-cash items	4	3	0	1	8	0	2	0	10
Impairment losses recognized	0	1	0	4	5	0	0	0	5
Impairment losses reversed	0	0	0	0	0	0	0	0	0

Fiscal 2005	Food and Facilities Management Services (FFMS)				Total

	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Food and facilities management	Service Vouchers and Cards	Holding Companies	Eliminations	Total

Revenues (third-party)	5,004	3,922	1,302	1,166	11,394	299	0	0	11,693
Inter-segment sales	0	0	0	0	0	6	0	(6)	0

Total	5,004	3,922	1,302	1,166	11,394	305	0	(6)	11,693

Segment operating profit	160	199	16	35	410	78	(38)	0	450
Share of profit of associates	1	0	(8)	1	(6)	0	0	0	(6)
Net financing costs									(112)
Income tax expense									(111)

Fiscal 2005	Food and Facilities Management Services (FFMS)				Total

	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Food and facilities management	Service Vouchers and Cards	Holding Companies	Eliminations	Total

Minority interest									9
Profit attributable to equity
holders of the parent									212
Depreciation/amortization of
segment assets	51	65	22	14	152	10	5	0	167
Other non-cash items	4	3	0	1	8	0	2	0	10
Impairment losses recognized	0	2	0	0	2	2	0	0	4
Impairment losses reversed	0	1	0	0	1	0	0	0	1

   3.1.2. Balance sheet information

As of August 31, 2006	Food and Facilities Management Services (FFMS)				Total

	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Food and facilities management	Service Vouchers and Cards	Holding Companies	Eliminations	Total

Segment assets	3,142	1,885	1,116	560	6,703	852	104	(197)	7,462
Associates	8	0	5	23	36	0	0	0	36
Financial assets (incl.
derivatives)									557
Income tax assets									259

Total assets									8,314

Segment liabilities	899	1,130	481	362	2,872	1,231	184	(197)	4,090
Financial liabilities									1,922
Income tax liabilities									129
Shareholders’ equity									2,173

Total liabilities and equity									8,314

Capital expenditures during the
period	68	67	38	21	194	13	1	(1)	207

As of August 31, 2005	Food and Facilities Management Services (FFMS)				Total

	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Food and facilities management	Service Vouchers and Cards	Holding Companies	Eliminations	Total

Segment assets	3,166	1,820	1,003	495	6,484	801	110	(166)	7,229
Associates	8	0	1	23	32	0	0	0	32
Financial assets (incl.									447
derivatives)
Income tax assets									244

Total assets									7,952

Segment liabilities	949	1,154	375	302	2,780	1,082	62	(166)	3,758
Financial liabilities									1,978
Income tax liabilities									138
Shareholders’ equity									2,078

Total liabilities and equity									7,952

Capital expenditures during the
period	59	59	16	16	150	8	4	0	162

3.2. By geographic segment

     Geographic segment information is reported for each of the principal geographic regions in which the Group operates, and includes all activities within that geographic region.

Fiscal 2006	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Holding Companies	Eliminations	Total

Revenue (third-party)	5,479	4,330	1,378	1,617	0	(6)	12,798
Segment assets	3,142	2,274	1,141	998	104	(197)	7,462
Capital expenditures during
the period	68	73	39	27	1	(1)	207

Fiscal 2005	North America	Continental Europe	United Kingdom and Ireland	Rest of the world	Holding Companies	Eliminations	Total

Revenue (third-party)	5,004	4,087	1,308	1,300	0	(6)	11,693
Segment assets	3,166	2,213	1,032	874	110	(166)	7,229
Capital expenditures during
the period	59	63	16	20	4	0	162

4. Information on the financial statements as of August 31, 2006

4.1. Operating expenses by nature

(in millions of euro)	Fiscal 2006	Fiscal 2005

Depreciation, amortization and impairment losses	(188)	(171)
Employee costs
- Wages and salaries	(4,656)	(4,207)
- Other employee costs(1)	(1,385)	(1,330)
Purchases of consumables and change in inventory	(4,165)	(3,833)
Other operating expenses(2)	(1,799)	(1,702)

Total	(12,193)	(11,243)

(1)	Primarily payroll-related costs, but also including costs associated with defined-benefit employment plans (Note 4.18) and stock options (Note 4.23).

(2)	Other operating expenses mainly include professional fees, other purchases, operating lease expenses of €232 million, other subcontracting costs, and other travel expenses

Operating expenses by function	Fiscal 2006	Fiscal 2005

Cost of sales	(10,957)	(10,033)
Sales department costs	(159)	(141)
General and administrative costs	(1,104)	(1,002)
Other operating income and charges	27	(67)

Total	(12,193)	(11,243)

4.2. Financial income and expense

     Financial income

(in millions of euro)	Fiscal 2006	Fiscal 2005

Interest expense, net of interest income	(95)	(104)
Net foreign exchange (losses)/gains	(2)	1
Net impairment (losses)/reversals	(1)	0
Expected return on defined-benefit post-employment plan assets	26	23
Interest cost on defined-benefit post-employment plan assets	(27)	(27)
Change in fair value of derivative instruments	(4)	2
Other	(5)	(7)

Net financial income and expense	(108)	(112)

     Net financial income and expense was €4 million lower than in fiscal 2005, for the following principal reasons:

  a reduction of €9 million due to the lower level of borrowings;

  a reduction of €3 million due to a higher return on post-employment benefit plan assets;

  an increase of €3 million due to currency translation differences;

  an increase of €6 million due to the fair value remeasurement of financial instruments.

4.3. Income Tax expense

Effective income tax rate reconciliation

(in millions of euros)	Fiscal 2006	Fiscal 2005

Profit for the period before tax	505	332
Share of profit of associates	8	(6)
Accounting profit before tax	497	338
Tax rate applicable to Sodexho Alliance	34.43%	34.93%
Theoretical income tax expense	(171)	(118)
Effect of differential in tax rates applied to income from foreign countries	5	8
Permanently non-deductible expenses or non-taxable income	0	2
Other tax repayments/(charges), net	(7)	(8)
Tax loss carry-forwards used or recognized during the period but not recognized as a
deferred tax asset in prior periods	6	7
Tax loss carry-forwards arising during the period but not recognized as a deferred tax asset	(6)	(1)
Taxes recognized directly in equity	2	0
Actual income tax expense	(171)	(110)
Withholding taxes	(1)	(1)

Total income tax expense	(172)	(111)

	Fiscal 2006	Fiscal 2005

Current income tax payable	(157)	(112)
Adjustments to current income tax payable in respect of prior periods	(1)	(1)
Provision for tax exposures	(2)	(1)
Tax credits, tax losses and temporary difference carry-forwards utilized	(15)	(38)
Sub-total: current income taxes	(175)	(152)
Deferred taxes on temporary differences arising or reversing during the period	6	42
Deferred taxes on changes in tax rates or liability to taxes at new rates	0	0
Tax credits, tax losses and temporary difference carry-forwards utilized	(2)	0
Sub-total: deferred taxes (1)	4	42

Actual income tax expense for the period	(171)	(110)

(1)	Movements relating to temporary differences were primarily due to the reversal of the provision and the cash payments made in connection with the U.S. litigation (see notes 4.19 and 4.28).

     Deferred tax assets generated by companies reporting a tax loss in current or prior periods amounted to €1 million.

     An accrual of €4 million has been recorded in the consolidated financial statements to cover withholding taxes on dividends receivable.

4.4.  Earnings per share

     The number of ordinary shares outstanding used in calculating basic and diluted earnings per share is shown below:

	Fiscal 2006	Fiscal 2005

Basic weighted average number of shares	156,050,771	155,869,510
Average dilutive effect of stock options (1)	1,432,620	333,165
Diluted weighted average number of shares	157,483,391	156,202,675

(1)	The impact of dilution has increased by approximately 1 million ordinary shares relative to fiscal 2005 solely as a result of the rise in the quoted market price of Sodexho Alliance shares. One of the stock option plans did not have a dilutive impact in fiscal 2006, but may in the future depending upon the change in the Sodexho Alliance share price.

The tables below show the calculation of basic and diluted earnings per share:

	Fiscal 2006	Fiscal 2005

Profit for the period attributable to equity holders of the parent	323	212
Basic weighted average number of shares	156,050,771	155,869,510
Basic earnings per share	2.07	1.36
Profit for the period attributable to equity holders of the parent	323	212
Effect of dilutive instruments on profit for the period attributable to
equity holders of the parent	0	0
Adjusted net profit of the period attributable to equity holders of the
parent	323	212
Diluted weighted average number of shares	157,483,391	156,202,675
Diluted earnings per share	2.05	1.36

4.5. Property, plant and equipment

   4.5.1. Analysis of property, plant and equipment

     The tables below show movements in consolidated property, plant and equipment by type of asset for fiscal 2006 and fiscal 2005, and include assets held under capital leases.

	Land	Buildings	Fixtures and fittings	Plant and equipment	Vehicles	Office and computer equipment	Construction in progress and other	TOTAL

				(in millions of euro)
Cost - September 1, 2005	7	146	155	415	63	208	116	1,110
Accumulated
depreciation/impairment -
September 1, 2005	0	(77)	(98)	(281)	(38)	(154)	(56)	(704)
Carrying amount -
September 1, 2005	7	69	57	134	25	54	60	406

Increases during the period	0	6	18	76	10	34	40	184
Decreases during the period	0	(1)	(2)	(6)	(2)	(1)	(5)	(17)
Assets classified as held for
sale	1	0	0	0	0	0	0	1
Newly consolidated
companies	0	0	5	0	0	0	0	5
Newly deconsolidated
companies	0	0	(3)	0	(7)	(1)	0	(11)
Depreciation expense	0	(8)	(19)	(54)	(7)	(29)	(14)	(131)
Impairment losses recognised
in profit or loss	0	0	(1)	(2)	0	0	0	(3)

	Land	Buildings	Fixtures and fittings	Plant and equipment	Vehicles	Office and computer equipment	Construction in progress and other	TOTAL

				(in millions of euro)
Impairment losses reversed in
profit or loss	0	0	0	0	0	0	0	0
Translation adjustment	0	0	0	(2)	0	(1)	(1)	(4)
Other	(1)	2	8	5	(1)	2	(15)	0
Carrying amount -
August 31, 2006	7	68	63	151	18	58	65	430

	Land	Buildings	Fixtures and fittings	Plant and equipment	Vehicles	Office and computer equipment	Construction in progress and other	TOTAL

				(in millions of euro)
Cost - September 1, 2004	7	143	155	387	75	198	112	1,077
Accumulated
depreciation/impairment -
September 1, 2004	(1)	(67)	(94)	(253)	(53)	(141)	(57)	(666)
Carrying amount -
September 1, 2004	6	76	61	134	22	57	55	411

Increases during the period		4	12	49	11	30	31	137
Decreases during the period		(3)	(2)	(6)	(3)	(3)		(17)
Assets classified as held for
sale								0
Newly consolidated
companies								0
Newly deconsolidated
companies								0
Depreciation expense		(10)	(18)	(53)	(7)	(30)	(13)	(131)
Impairment losses recognised
in profit or loss								0
Impairment losses reversed in
profit or loss	1							1
Translation adjustment				2			1	3
Other		2	4	8	2		(14)	2
Carrying amount –
August 31, 2005	7	69	57	134	25	54	60	406

     Expenditures of €25 million were capitalized as construction in progress during fiscal 2006, compared with €20 million in fiscal 2005.

     No item of property, plant and equipment is pledged as collateral for a liability.

  4.5.2. Analysis of assets held under capital leases

Property, plant and equipment

     The tables below show movements in property, plant and equipment held under capital leases by type of asset for fiscal 2006 and 2005.

     The Group holds property, plant and equipment under a large number of capital leases in all parts of the world. These leases relate to kitchens and kitchen equipment used in many of the 28,300 sites, office equipment, and other assets; the terms are negotiated locally.

	Buildings	Fixtures and fittings	Plant and equipment	Vehicles	Office and computer equipment	Construction in progress and other	TOTAL

			(in millions of euro)
Cost – August 31,2005	77	27	66	19	10	19	218
Accumulated
depreciation/impairment –
August 31, 2005	(52)	(17)	(50)	(9)	(7)	(10)	(145)
Carrying amount –
August 31, 2005	25	10	16	10	3	9	73

Increases during the period	3	1	10	2	1	2	19
Decreases during the period	0	0	(1)	(1)	0	0	(2)
Assets classified as held for
sale	0	0	0	0	0	0	0
Newly consolidated
companies	0	0	0	0	0	0	0
Newly deconsolidated
companies	0	0	0	0	0	0	0
Depreciation expense	(4)	(3)	(8)	(2)	(2)	(3)	(22)
Impairment losses recognised
in profit or loss	0	0	0	0	0	0	0
Impairment losses reversed
in profit or loss	0	0	0	0	0	0	0
Translation adjustment	0	0	0	0	0	0	0
Other	0	(1)	1	0	0	0	0
Carrying amount –
August 31, 2006	24	7	18	9	2	8	68

	Buildings	Fixtures and fittings	Plant and equipment	Vehicles	Office and computer equipment	Construction in progress and other	TOTAL

			(in millions of euro)
Cost – September 1, 2004	77	25	67	37	13	20	239
Accumulated
depreciation/impairment –
September 1, 2004	(47)	(15)	(44)	(24)	(8)	(10)	(148)
Carrying amount –
September 1, 2004	30	10	23	13	5	10	91

Increases during the period	1		3	1	1	1	7
Decreases during the period	“			(2)	(1)		(3)
Assets classified as held for
sale	“						0
Newly consolidated
companies	“						0
Newly deconsolidated
companies	“						0
Amortization/Depreciation
expense	(6)	(2)	(6)	(2)	(2)	(3)	(21)
Impairment losses recognised
in profit or loss	“						0
Impairment losses reversed
in profit or loss	“						0
Translation adjustment	“			(1)			(1)
Other	“	2	(4)	1		1	0
Carrying amount –
August 31, 2006	25	10	16	10	3	9	73

Intangible assets

     Software accounts for the majority of intangible assets treated as capital leases.

	August 31, 2006	August 31, 2005

	(in millions of euro)
Cost	2	0
Accumulated amortisation	(2)	0
Carrying amount	0	0

Maturity of discounted and undiscounted minimum capital lease payments as of August 31, 2006

	Undiscounted obligation	Discounted obligation

Less than 1 year	25	22
1 to 5 years	41	37
More than 5 years	13	12
Total minimum lease payments	79	71

4.6. Goodwill

		August 31, 2005	Additions during the period	Decreases during the period	Translation adjustment	Other	August 31, 2006

FFMS North America	Gross	2, 259	1	0	(114)	(7)	2,139
	Impairment	0	0	0	0	0	0

FFMS United Kingdom
and Ireland	Gross	677	0	0	8	0	685
	Impairment	0	0	0	0	0	0

FFMS France	Gross	243	14	0	0	0	257
	Impairment	(1)	(1)	0	0	0	(2)
FFMS Scandinavia	Gross	129	0	0	1	0	130
	Impairment	0	0	0	0	~	0
FFMS Netherlands	Gross	121	0	0	0	~	121
	Impairment	0	0	0	0	0	0
FFMS Belgium	Gross	24	0	0	0	0	24
	Impairment	0	0	0	0	0	0
FFMS Spain	Gross	19	0	0	0	0	19
	Impairment	0	0	0	0	0	0
FFMS Italy	Gross	16	1	0	0	0	17
	Impairment	0	0	0	0	0	0
FFMS Germany	Gross	17	1	0	0	0	18
	Impairment	0	0	0	0	0	0
Other FFMS Continental
Europe	Gross	5	0	0	0	0	5
	Impairment	(1)	0	0	0	0	(1)
FFMS Continental
Europe	Gross	574	16	0	1	0	591
	Impairment	(2)	(1)	0	0	0	(3)

FFMS Asia-Australia	Gross	34	0	0	(1)	0	33
	Impairment	0	0	0	0	0	0
FFMS South America	Gross	23	0	0	0	0	23
	Impairment	0	0	0	0	0	0
Universal Sodexho	Gross	47	0	0	(2)	0	45
	Impairment	0	0	0	0	0	0
Other	Gross	1	0	0	0	0	1
	Impairment	0	0	0	0	0	0

		August 31, 2005	Additions during the period	Decreases during the period	Translation adjustment	Other	August 31, 2006

FFMS Rest of the world	Gross	105	0	0	(3)	0	102
	Impairment	0	0	0	0	0	0

SVC Brazil	Gross	60	0	0	3	0	63
	Impairment	0	0	0	0	0	0
SVC Argentina	Gross	16	14	0	(2)	0	28
	Impairment	0	0	0	0	0	0
Other SVC	Gross	16	3	0	(1)	0	18
	Impairment	(2)	0	0	0	0	(2)
SVC	Gross	92	17	0	0	0	109
	Impairment	(2)	0	0	0	0	(2)

Holding companies	Gross	2	0	0	0	0	2
	Impairment	0	0	0	0	0	0

TOTAL	Gross	3,709	34	0	(108)	(7)	3,628
	Impairment	(4)	(1)	0	0	0	(5)

     The increase in goodwill was due to the acquisitions of the Paris cabaret, the Lido (SEGHSMI), in France and Ticket Total in Argentina (see note 4.24) . The put option on Sodexho exercised in fiscal 2006 by the original vendors for the 20% minority interest in Altys Multiservices did not impact goodwill. In the United States, the utilization in fiscal 2006 of tax loss carryforwards related to a previous acquisition, for which no deferred tax assets had been recorded at the time of acquisition, resulted in a €7 million decrease in goodwill (see note 2.4) .

		September 1, 2004	Additions during the period	Decreases during the period	Translation adjustment	Other	August 31, 2005

FFMS North America	Gross	2,273	2	0	(16)	0	2,259
	Impairment	0	0	0	0	0	0

FFMS United Kingdom
and Ireland	Gross	684	0	0	(7)`	0	677
	Impairment	0	0	0	0	0	0

FFMS France	Gross	240	3	0	0	0	243
	Impairment	0	(1)	0	0	0	(1)
FFMS Scandinavia	Gross	130	2	0	(3)	0	129
	Impairment	0	0	0	0	~	0
FFMS Netherlands	Gross	121	0	0	0	~	121
	Impairment	0	0	0	0	0	0
FFMS Belgium	Gross	23	1	0	0	0	24
	Impairment	0	0	0	0	0	0
FFMS Spain	Gross	19	0	0	0	0	19
	Impairment	0	0	0	0	0	0
FFMS Italy	Gross	17	0	(1)	0	0	16
	Impairment	0	0	0	0	0	0
FFMS Germany	Gross	17	0	0	0	0	17
	Impairment	0	0	0	0	0	0
Other FFMS Continental
Europe	Gross	4	1	0	0	0	5
	Impairment	0	(1)	0	0	0	(1)
FFMS Continental
Europe	Gross	571	7	(1)	(3)	0	574
	Impairment	0	(2)	0	0	0	(2)

FFMS Asia-Australia	Gross	33	0	0	1	0	34
	Impairment	0	0	0	0	0	0
FFMS South America	Gross	19	0	0	4	0	23
	Impairment	0	0	0	0	0	0
Universal Sodexho	Gross	63	0	(9)	(1)	(6)	47
	Impairment	0	0	0	0	0	0
Other	Gross	1	0	0	0	0	1

		September 1, 2004	Additions during the period	Decreases during the period	Translation adjustment	Other	August 31, 2005

	Impairment	0	0	0	0	0	0
FFMS Rest of the world	Gross	116	0	(9)	4	(6)	105
	Impairment	0	0	0	0	0	0

SVC Brazil	Gross	49	0	0	11	0	60
	Impairment	0	0	0	0	0	0
SVC Argentina	Gross	16	0	0	0	0	16
	Impairment	0	0	0	0	0	0
Other SVC	Gross	14	2	0	0	0	16
	Impairment	0	(2)	0	0	0	(2)
SVC	Gross	79	2	0	11	0	92
	Impairment	0	(2)	0	0	0	(2)

Holding companies	Gross	2	0	0	0	0	2
	Impairment	0	0	0	0	0	0

TOTAL	Gross	3,725	11	(10)	(11)	(6)	3,709
	Impairment	0	(4)	0	0	0	(4)

FFMS: Food and Facilitie Management Services

SVC: Service Vouchers and Cards

4.7. Intangible assets

     The tables below show movements in intangible assets during fiscal 2006 and fiscal 2005.

	Licences and software	Other intangible assets	TOTAL

Cost - August 31, 2005	174	26	200
Accumulated amortization/impairment - August 31, 2005	(102)	(11)	(113)
Carrying amount – August 31, 2005	72	15	87

Increases during the period	17	46	63
Internally-generated assets	2	0	2
Decreases during the period	(1)	(2)	(3)
Assets classified as held for sale	0	0	0
Newly consolidated companies	0	11	11
Newly deconsolidated companies	0	0	-
Amortization expense	(31)	(2)	(33)
Impairment losses recognised in profit or loss	(1)	0	(1)
Impairment losses reversed in profit or loss	0	0	0
Translation adjustment	0	0	0
Other	0	0	0
Carrying amount – August 31, 2006	58	68	126

     Amortization and impairment losses recognized in the income statement are classified as operating items and reported under either cost of sales, general and administrative costs or sales department costs.

	Licences and software	Other intangible assets	TOTAL

Cost – September 1, 2004	169	25	194
Accumulated amortization/impairment – September 1, 2004	(79)	(10)	(89)
Carrying amount – September 1, 2004	90	15	105

Increases during the period	17	0	17
Internally-generated assets	1	0	1
Decreases during the period	(1)	0	(1)
Assets classified as held for sale	0	0

	Licences and software	Other intangible assets	TOTAL

Newly consolidated companies	0	0
Newly deconsolidated companies	0	0	-
Amortization expense	(35)	(1)	(36)
Impairment losses recognised in profit or loss	0	0
Impairment losses reversed in profit or loss	0	0
Translation adjustment	0	0
Other	0	1	1
Carrying amount – August 31, 2005	72	15	87

4.8. Client investments

	Fiscal 2005	Fiscal 2006

Carrying amount - September 1	120	138
Increases during the period	43	44
Decreases during the period	(24)	(29)
Translation adjustment	00	(7)
Other	(1)	0
Carrying amount - August 31	138	146

4.9. Investments in associates

	August 31, 2005	Profit/(loss) for the period	Dividend paid for the period	Changes in scope of consolidation	Translation adjustment and other items	August 31, 2006

			(in millions of euro)
Doyon Universal Services (1)	15.0	1.0	(0.5)	0.0	(0.8)	14.7
BAS	4.8	0.7	0.0	0.0	0.0	5.5
BAS 2	3.2	0.0	0.0	0.0	0.0	3.2
NANA	7.6	0.9	0.0	0.0	(0.4)	8.1
RMPA Holdings Ltd	1.2	0.4	0.0	0.0	0.9	2.5
South Manchester (2)	0.0	2.3	(0.2)	0.0	(0.7)	1.4
Other	0.3	0.8	(0.4)	0.2	0.0	0.9
Total	32.1	6.1	(1.1)	0.2	(1.0)	36.3

(1)	Includes goodwill of €5.8 million as of August 31, 2006

(2)	South Manchester had negative net assets as of August 31, 2005, which were recognized as a liability.

The Group’s share of the negative net assets of associates is recognized as a liability (see note 4.19.).

This liability comprises the following:

	August 31, 2005	Profit/(loss) for the period	Dividend paid for the period	Changes in scope of consolidation	Translation adjustment and other items	August 31, 2006

			(in millions of euro)
SERCO Sodexho Defense
Services	(4.4)	0.7	0.0	0.0	0.1	(3.6)
Peterborough Prison Management	(3.3)	1.2	0.0	0.0	0.9	(1.2)
Agecroft (A.P.M.)	(2.9)	0.0	0.0	0.0	0.0	(2.9)
Sodexho Catalyst Roehampton	(2.8)	0.2	0.0	0.0	(0.4)	(3.0)
Ashford Prison Services	(2.2)	0.0	0.0	0.0	0.7	(1.5)
Kings College	(1.5)	(0.4)	0.0	0.0	0.0	(1.9)

	August 31, 2005	Profit/(loss) for the period	Dividend paid for the period	Changes in scope of consolidation	Translation adjustment and other items	August 31, 2006

			(in millions of euro)
South Manchester (1)	(1.5)	0.0	0.0	0.0	1.5	0.0
Enterprise Healthcare Holdings
Ltd	(0.8)	0.0	0.0	0.0	0.0	(0.8)
Addiewell Prison	0.0	0.0	0.0	0.0	(1.1)	(1.1)
Other	(0.4)	(0.1)	0.0	0.0	0.2	(0.3)

Provision for negative net assets	(19.6)	1.6	0.0	0.0	1.9	(16.1)

(1)   South Manchester had negative net assets as of August 31, 2005, which were recognized as a liability.

	Country of operations	% interest	Balance sheet total	Assets	Liabilities	Equity	Revenues	Profit/(loss) for the period

RMPA Holdings Ltd*	UK	14.0%	995	995	977	18	226	3
Manchester Royal Infirmary
PF*	UK	25.0%	565	565	564	1	106	2
Sodexho Catalyst Romford
HA*	UK	25.0%	377	377	377	0	119	0
BAS (Chile)*	Chile	33.3%	252	252	236	16	13	2
Kings College (HPC LTD)*	UK	25.0%	149	149	157	(7)	21	(2)
Peterborough Prison
Management*	UK	33.3%	141	141	145	(4)	30	3
South Manchester UK*	UK	25.0%	138	138	132	5	20	9
Sodexho Catalyst
Roehampton*	UK	25.0%	124	124	136	(12)	25	1
Mercia UK Healthcare*	UK	25.0%	114	114	114	1	8	1
Ashford Prison Services*	UK	33.3%	104	104	108	(5)	24	(0)
Agecroft (A.M.P.)*	UK	50.0%	73	73	79	(6)	27	0
Enterprise Healthcare
Holdings Ltd (UK)*	UK	10.0%	71	71	79	(8)	29	(0)
Fife (UK)*	UK	10.0%	71	71	71	(0)	9	0
Conwy (UK)*	UK	10.0%	63	63	63	1	6	1
NANA (Sodexho Inc)	USA	43.6%	55	55	35	20	79	3
Enterprise Civic Buildings
Holdings Ltd (UK)*	UK	10.0%	39	39	37	2	2	3
Addiewell Prison Ltd*	UK	33.3%	39	39	42	(3)	30	0
BAS 2 (Chile)*	Chile	33.3%	35	35	26	10	0	0
Doyon Universal Services
JV	USA	49.9%	26	26	2	23	52	2
Serco Sxo Defence Sces
PTY	Australia	50.0%	16	16	23	(7)	81	2

* Project companies established in connection with public private partnerships (see 2.3.2).

4.10. Impairment of assets

Impairment losses recognized as of August 31, 2006

	August 31, 2005	Recognized	Reversed	Other	August 31, 2006

		(in millions of euro)
Goodwill	4	1	0	0	5
Intangible assets	0	1	0	0	1
Property, plant and equipment	1	3	0	0	4

Impairment of assets	5	5	0	0	10

     Impairment losses recognized in the income statement are classified as operating items and reported under either cost of sales, general and administrative costs or sales department costs.

     Assets with indefinite useful lives were tested for impairment as of August 31, 2006 using the methods described in note 2.8.2.

     The main assumptions used were:

	FFMS France	FFMS North America	FFMS United Kingdom	FFMS Sweden

Discount rate	7.9%	7.9%	7.9%	7.9%
Long-term growth rate	2.0%	2.5%	2.5%	2.0%

     For other countries and the Service Vouchers and Cards activity, the discount rate applied to future cash flows was 7.9% (uplifted by up to 80% for countries regarded as having a higher degree of risk), and the long-term growth rate used to extrapolate terminal value from the third year of the business plan was 2% (rising up to 6.2% for subsidiaries in developing countries).

     As of August 31, 2006, in connection with the evaluation for impairment of the goodwill on Sodexho Venues Australia (FFMS Australia), an impairment loss of €4 million was recognized and allocated to the non-current assets of Sodexho Venues Australia. The amount of the impairment loss was determined by reference to value in use, based on the following assumptions:

  discount rate: 8.00%

  long-term growth rate: 3.00%

Sensitivity analysis

     The Group has analyzed the sensitivity of impairment test results to differences in long-term growth rates.

     Using current profitability assumptions, an impairment loss might be recognized for the Food and Facilities Management Services activity in the United Kingdom if the long term growth rate were to become negative.

     The Group has also verified that the use of pre-tax discount rates applied to pre-tax cash flows would not materially change the impairment test results.

4.11. Financial assets

NON-CURRENT	August 31, 2005	Increase/ (decrease) during the period	Change in scope of consolidation	Translation adjustment and other items	August 31, 2006

Available-for-sale assets
Investments in non-consolidated
companies
Cost	41	0	(2)	4	43
Impairment	(1)	0	0	(5)	(6)

Carrying amount	40	0	(2)	(1)	37

Other investment securities
Cost	0	0	0	0	0
Impairment	0	0	0	0	0

Carrying amount	0	0	0	0	0

Loans and receivables
Receivables from equity investees
Cost	22	2	1	1	26

NON-CURRENT	August 31, 2005	Increase/ (decrease) during the period	Change in scope of consolidation	Translation adjustment and other items	August 31, 2006

Impairment	0	0	0	(1)	(1)

Carrying amount	22	2	1	0	25

Loans
Cost	4	0	0	(1)	3
Impairment	0	0	0	0	0

Carrying amount	4	0	0	(1)	3

Financial assets at fair value through
profit and loss
Other financial assets at fair value	8	0	1	1	10

Total non-current financial assets
Cost	75	2	0	5	82
Impairment	(1)	0	0	(6)	(7)

Carrying amount	74	2	0	(1)	75

Principal non-consolidated equity investments

     The Group holds an 18.50% interest in Bellon SA, the parent company of Sodexho Alliance, carried at a value of €32.4 million. This available-for-sale financial asset is an investment in a company that does not have a quoted market price on an active market, and whose value cannot be reliably measured. In addition, this investment is not a liquid debt instrument. Consequently, it is carried at cost.

     The Group also holds a 9.3% interest in Leoc Japan Co, carried at a value of €2.8 million. This investment is measured at its quoted stock market price.

CURRENT	August 31, 2005	Increase/ (decrease) during the period	Change in scope of consolidation	Translation adjustment and other items	August 31, 2006

Available-for-sale financial assets
Marketable securities with a
maturity over 3 months
Cost	1	(1)	0	0	0
Impairment	0	0	0	0	0

Net Value	1	(1)	0	0	0

Restricted cash and other financial
assets: Service Vouchers and
Cards activity
Cost	326	107	2	(12)	423
Impairment	0	0	0	0	0

Net Value	326	107	2	(12)	423

Loans and receivables
Loans due within less than 1 year
Cost	2	2	0	0	4
Impairment	0	(2)	0	0	(2)

Net Value	2	0	0	0	2

Financial assets at fair value
through profit and loss
Cost	2	2	0	0	4
Impairment	0	(2)	0	0	(2)

Net Value	4	0	0	(1)	3

CURRENT	August 31, 2005	Increase/ (decrease) during the period	Change in scope of consolidation	Translation adjustment and other items	August 31, 2006

Financial assets at fair value
through profit and loss
Other financial assets at fair
value	4	12	0	(1)	15

Total current financial assets
Cost	333	120	2	(13)	442
Impairment		(2)			(2)

Net Value	333	118	2	(13)	440

     Restricted cash, included in “Restricted cash and financial assets related to the Service Vouchers and Cards activity,” amounts to €281 million. The main components of this figure are funds set aside to comply with regulations governing the issuance of service vouchers in France (€177 million) and Romania (€37 million); guarantee funds for affiliates in Mexico (€9 million); and contractual guarantees given to public-sector clients in Venezuela (€22 million).

     Gains and losses recognized directly in equity on available-for-sale financial assets during fiscal 2006 represented a net loss of €9 million.

     Gains and losses reversed out of equity and recognized in the income statement in financial income and expense during fiscal 2006 were immaterial.

     Of the net €12 million increase in “financial assets at fair value through profit and loss,” €13 million represents cash invested in connection with a liquidity contract signed with Oddo Corporate Finance.

4.12. Inventories

	August 31, 2005	Increase/ (decrease) during the period	Change in scope of consolidation	Translation adjustment and other items	August 31, 2006

		(in millions of euro)
Cost	178	(3)	0	(6)	169
Impairment	(2)	1	0	0	(1)

Carrying amount	176	(2)		(6)	168

     Inventories mainly comprise food and other high-throughput consumables. Changes in inventories are included in cost of sales, sales department costs or general and administrative costs, depending on the nature of the inventory.

     No inventories are pledged as collateral for a liability.

4.13. Trade and other receivables

	Gross amount as of August 31, 2006	Impairment as of August 31, 2006	Carrying amount as of August 31, 2006	Carrying amount as of August 31, 2006

		(in millions of euro)
Net post-employment plan assets (*)	0	0	0	2
Other non-current assets	18	0	18	16

Total other non-current assets	18	0	18	18

Advances to suppliers	9	0	9	5
Trade receivables	1,729	(84)	1,645	1,508
Other operating receivables	177	(4)	173	175

	Gross amount as of August 31, 2006	Impairment as of August 31, 2006	Carrying amount as of August 31, 2006	Amount as of August 31, 2006

		(in millions of euro)
Prepaid expenses	78	0	78	57
Non-operating receivables	2	0	2	5
Assets held for sale	2	0	2	0

Total trade and other receivables	1,997	(88)	1,909	1,750

*For details of net post-employment benefit plan assets, see note 4.18. “Long-term employee benefits”

4.14. Cash and cash equivalents

	August 31, 2006	August 31, 2005

	(in millions of euro)
Marketable securities	373	433
Cash	669	516
Sub-total: cash and cash equivalents	1,042	949
Bank overdrafts	(36)	(21)

Net cash and cash equivalents	1,006	928

Marketable securities comprised:

	August 31, 2006	August 31, 2005

	(in millions of euro)
Short-term notes	97	199
Term deposits	117	97
Listed bonds	43	45
SICAVs and other	116	92
Total marketable securities	373	433

4.15. Statement of changes in shareholders’ equity

     Shares outstanding         Treasury shares         Shareholders’ equity attributable to:

	Shares outstanding						Treasury shares			Shareholders’ equity attributable to:

	Quantity	Common stock	Additional paid in capital	Cumulative translation adjustment	Consolidated reserves	Retained earnings	Quantity	Treasury shares reserve	Other reserves	Equity holders of the parent	Minority interest	Total shareholders’ equity

Shareholders’ equity as
of September 1, 2004	159,026,413	636	1 186	0	(523)	739	(3,033,771)	(99)	(3)	1 936	24	1,960

Common stock issued	0	0	0	0	0	0	0	0	0	0	0	0
Dividends paid
(excluding treasury
shares)	0	0	0	0	0	(109)	0	0	0	(109)	(7)	(116)
Sodexho Alliance SA
profit for prior period	0	0	0	0	(87)	87	0	0	0	0	0	0
Profit for current period	0	0	0	0	212	0	0	0	0	212	9	221
Changes in scope of
consolidation	0	0	0	0	0	0	0	0	0	0	(8)	(8)
Net sale/(purchase) of
treasury shares	0	0	0	0	0	0	(402 129)	(13)	0	(13)	0	(13)
Change in cumulative
translation adjustment
and other movements	0	0	0	10	0	0	0	0	0	10	0	10
Items recognized directly
in equity	0	0	0	0	9	(9)	0	0	24	24	0	24

Shareholders’ equity as
of August 31, 2005	159,026,413	636	1,186	10	(389)	708	(3,435,900)	(112)	21	2,060	18	2,078
Common stock issued	0	0	0	0	0	0	0	0	0	0	0	0
Dividends paid
(excluding treasury
shares)	0	0	0	0	0	(117)	0	0	0	(117)	(10)	(127)
Sodexho Alliance SA
profit for prior period	0	0	0	0	(77)	77	0	0	0	0	0	0
Profit for current period	0	0	0	0	323	0	0	0	0	323	10	333
Changes in scope of
consolidation	0	0	0	0	0	0	0	0	0	0	0	0
Net sale/(purchase) of
treasury shares	0	0	0	0	0	0	350,115	(3)	0	(3)	0	(3)
Change in cumulative
translation adjustment
and other movements	0	0	0	(91)	0	0	0	0	0	(91)	(1)	(92)
Items recognized directly
in equity	0	0	0	0	0	0	0	0	(16)	(16)	0	(16)

	Shares outstanding						Treasury shares			Shareholders’ equity attributable to:

	Quantity	Common stock	Additional paid in capital	Cumulative translation adjustment	Consolidated reserves	Retained earnings	Quantity	Treasury shares reserve	Other reserves	Equity holders of the parent	Minority interest	Total shareholders’ equity

Shareholders’ equity as of August 31, 2006	159,026,413	636	1 186	(81)	(143)	668	(3,085,785)	(115)	5	2 156	17	2 173

▪	The Group holds 3,029,385 Sodexho Alliance shares with a carrying amount of €85.2 million to cover its obligations under stock option plans awarded to Group employees. These treasury shares are deducted from equity as required by IAS 32. During the period, the Group acquired Sodexho Alliance shares to a value of €38 million, and delivered Sodexho Alliance shares to a value of €36 million on the exercise of stock options by employees.

▪	The Group also holds 56,400 Sodexho Alliance shares with a carrying amount of €2.3 million under the liquidity contract with Oddo Corporate Finance that became effective July 10, 2006. These treasury shares are deducted from equity as required by IAS 32.

▪	The par value of SODEXHO Alliance shares is €4.

▪	The total dividend payout in fiscal 2006 was €117 million, representing a dividend of €0.75 per share.

     Other reserves comprise:

	Change in fair value of financial instruments	Actuarial gains and losses	Share-based payment	Other	Total other reserves

Shareholders’ equity as of
September 1, 2004	(3)	0	0	0	(3)

Items recognized directly in equity	12	8	8	0	28
Tax on items recognized directly in
equity	(4)	(2)	2	0	(4)
Shareholders’ equity as of August
31, 2005	5	6	10	0	21

Items recognized directly in equity	(7)	(42)	8	0	(41)
Tax on items recognized directly in
equity	1	12	11	1	25

Shareholders’ equity as of August
31, 2006	(1)	(24)	29	1	5

4.16. Borrowings

	August 31, 2006		August 31, 2005

	Current	Non- current	Current	Non-current

	(in millions of euro)
Bond issues
Euro	30	1,297	30	1,295

Bank borrowings
U.S. dollar	6	480	3	487
Euro	4	15	2	44
Pound sterling	0	0	0	0
Other currencies	4	5	8	4

	14	500	13	535

Capital lease obligations
U.S. dollar	0	0	1	1
Euro	19	44	24	50
Other currencies	3	5	3	4

	22	49	28	55

Other borrowings
Euro	1	4	12	4
Other currencies	1	2	2	2
	2	6	14	6

TOTAL	68	1 852	85	1,891

     For borrowings other than bond issues, amortized cost is equivalent to historical cost since no significant transaction costs are incurred.

Bond issues

	August 31, 2005	Increases	Repayments	Discounting effect	Translation adjustment	August 31, 2006

1999 bond issue - €300 million
Principal	300	0	0	0	0	300
Debt issuance costs	(2)	0	0	1	0	(1)
Accrued interest	6	0	0	0	0	6

Total	304	0	0	1	0	305

	August 31, 2005	Increases	Repayments	Discounting effect	Translation adjustment	August 31, 2006

Number of bonds	300,000	0	0	0	0	300,000
Effective rate	4.787%	0	0	0	0	4.787%
2002 bond issue - €1 billion
Principal	1,000	0	0	0	0	1,000
Debt issuance costs	(5)	0	0	1	0	(4)
Accrued interest	26	0	0	0	0	26
Total	1,021	0	0	1	0	1,022
Effective rate	6.035%	0	0	0	0	6.035%

Total	1,325	0	0	2	0	1,327

  €300 million bond issue
  On March 16, 1999, Sodexho Alliance carried out a €300 million bond issue comprising 300,000 bonds of €1,000 each. The bonds are redeemable at par on March 16, 2009 and bear interest at a rate of 4.625% per annum, payable annually on March 16.

  €1,000 million bond issue
  On March 25, 2002, Sodexho Alliance carried out a €1,000 million bond issue, redeemable at par on March 25, 2009. The bonds bear interest at a rate of 5.875% per annum, payable annually on March 25.

     Neither of these bond issues is subject to financial covenants.

Other borrowings

  April 2005 multi-currency revolving credit facility

  On April 29, 2005, Sodexho Alliance and Sodexho, Inc. contracted a multi-currency revolving credit facility of up to €460 million plus $700 million. The expiry date of this facility was initially set at April 29, 2010, but may be extended at the request of Sodexho Alliance (subject to consent from the lenders), initially to April 29, 2011 and subsequently to April 26, 2012. On March 27, 2006, the lenders agreed to an initial extension of the facility to April 29, 2011.

  As of August 31, 2006, this facility had been used to draw down $566 million at variable rate indexed to LIBOR, and to issue $115 million of bank guarantees.

  This credit facility is not subject to any financial covenants, but requires the borrower to comply with the standard clauses contained in this type of syndicated credit agreement. In the event of non-compliance with these clauses, bankers representing at least two-thirds of the agreed facility are entitled to demand early repayment of the balance outstanding under the facility. Early repayment of the facility would also entitle holders of the March 2002 €1 billion bond issue to demand early redemption of their bonds.

  Interest rates

  In order to comply with Group financing policy, substantially all borrowings are at fixed rates of interest. Where acquisition financing is arranged in a currency other than that of the acquired entity, the debt is hedged by the use of currency swaps.

  As of August 31, 2006, 73% of the Group’s borrowings were at fixed rate. The average rate of interest as of the same date was 5.7%.

Maturity of borrowings

as of August 31 2006	Less than 1 year	1 to 5 years	More than 5 years	Total

Bond issues	30	1,297	0	1,327
Bank borrowings	14	494	6	514

as of August 31 2006	Less than 1 year	1 to 5 years	More than 5 years	Total

Capital lease obligations	22	37	12	71
Other borrowings	2	4	2	8

TOTAL	68	1,832	20	1,920

as of August 31 2005	Less than 1 year	1 to 5 years	More than 5 years	Total

Bond issues	30	1,295	0	1,325
Bank borrowings	13	528	7	548
Capital lease obligations	28	50	5	83
Other borrowings	14	6	0	20

TOTAL	85	1,879	12	1,976

     * Excluding the impact of swaps described in 4.17

4.17. Financial instruments

Financial instruments used to hedge intra-group loans in foreign currencies

August 31, 2006	Note	Borrowings in euro	Borrowings in U.S. dollar	Borrowings in GBP	Borrowings in other currencies	TOTAL

		(equivalent value in millions of euro)
UK borrowings (GBP 83 million)	(1)
Due to the bank GBP 83 million		0	0	123	0	123
Due from the bank €123 million		(123)	0	0	0	(123)
Fair value adjustment		0	0	0	0	0

Sodexho Skandinavian Holding AB
borrowings
(SEK 198.6 million)	(2)

Due to the bank SEK 198.6 million		0	0	0	21	21
Due from the bank €21 million		(21)	0	0	0	(21)
Fair value adjustment		0	0	0	0	0
Sodexho, Inc. borrowings (USD 111.7
million)	(3)
Due to the bank USD 114.9 million		0	89	0	0	89
Due from the bank €129.6 million		(130)	0	0	0	(130)
Fair value adjustment		(1)	0	0	0	(1)
Borrowings by other subsidiaries (aggregate)		(10)	12	0	0	2

Total financial instruments		(285)	101	123	21	(40)

August 31, 2005	Note	Borrowings in euro	Borrowings in U.S. dollar	Borrowings in GBP	Borrowings in other currencies	TOTAL

		(equivalent value in millions of euro)
UK borrowings (GBP 86 million)	(1)
Due to the bank GBP 86 million		0	0	126	0	126
Due from the bank €126 million		(126)	0	0	0	(126)
Fair value adjustment		0	0	0	0	0

August 31, 2005	Note	Borrowings in euro	Borrowings in U.S. dollar	Borrowings in GBP	Borrowings in other currencies	TOTAL

		(equivalent value in millions of euro)
Sodexho Skandinavian Holding AB
borrowings
(SEK 242 million)	(2)

Due to the bank SEK 242 million		0	0	0	26	26
Due from the bank €26 million		(26)	0	0	0	(26)
Fair value adjustment		0	0	0	0	0
Sodexho, Inc. borrowings (USD 111.7
million)	(3)
Due to the bank USD 115 million		0	04	0	0	94
Due from the bank €130 million		(130)	0	0	0	(130)
Fair value adjustment		(4)	0	0	0	(4)
Borrowings by other subsidiaries (aggregate)		(9)	6	0	5	2

Total financial instruments		(295)	100	126	31	(38)

1)	A currency swap (£83 million for €123 million) has been contracted to hedge an intragroup loan of £83 million. This swap will expire on November 30, 2006.

2)	Currency swaps (SEK199 million for €21 million) have been contracted to hedge in full an intragroup loan of the same amount to Sodexho Scandinavian Holding AB. This swap will expire in August 2007.

3)	In March 2002, a cross currency swap (6.325% for 6.5775%, euros for U.S. dollars) was contracted to hedge in full an initial intragroup loan of $309 million made by Sodexho Alliance to Sodexho, Inc., repayable March 25, 2007. As of August 31, 2006, the swap covered $115 million versus €130 million. The depreciation of the U.S. dollar and movements in interest rates since the inception of the swap have resulted in a reduction of €42 million in consolidated borrowings after translation into euros.

The Group has no interest rate swaps that are accounted for as cash flow hedges.

Fair value of financial instruments

	August 31, 2006

	Carrying amount	Fair value	Difference
FINANCIAL ASSETS
	(in millions of euro)
Investments in non-consolidated companies	37	37	0
Receivables from investees	25	25	0
Other investment securities	0	0	0
Loans	3	3	0
Other non-current financial assets	10	10	0
• Total non-current financial assets	75	75	0
• Associates	36	36	0
• Derivative instruments	42	42	0
• Loans and other current financial assets	17	17	0
• Financial assets: Service Vouchers & Cards activity	423	423	0
• Marketable securities	373	373	0

Total financial assets	966	966	0

FINANCIAL LIABILITIES
Bond issues
2002 €1 billion bond issue	1,022	1,071	49

		August 31, 2006

		Carrying amount	Fair value	Difference

		(in millions of euro)
1999 €300 million bond issue		305	311	6

•	Sub-total	1,327	1,382	55

Bank borrowings		0	0	0
Sodexho, Inc. borrowings		486	486	0
Other		28	28	0
•	Sub-total	514	514	0
•	Derivative instruments	2	2	0
•	Bank overdrafts	36	36	0
•	Other borrowings	79	79	0

Total financial liabilities		1,958	2,013	55

4.18. Long-term employee benefits

	August 31, 2006	August 31, 2005

	(in millions of euro)
Net plan assets *	0	(2)
Defined-benefit plans	260	224
Other long-term employee benefits	90	86
Employee benefits	350	310

* Reported in “Other non-current assets” in the balance sheet

4.18.1. Post-employment benefits

Defined-contribution plans

     Under a defined-contribution plan, periodic contributions are made to a separate entity that is responsible for the administrative and financial management of the plan. Under such a plan, the employer is relieved of any future liability, as the external entity is responsible for paying benefits to employees as they fall due.

     Contributions made by the Group are expensed in the period to which they relate.

Defined-benefit plans

     The Group’s principal defined-benefit plans are described below:

  In France, the obligation primarily represents lump-sum benefits payable on retirement if the employee is still with the company at retirement age.

  These obligations are covered by specific provisions in the balance sheet.

  In the United Kingdom, the Group’s obligation relates to a complementary retirement plan, partially funded by externally-held assets, and calculated on the basis of:

    a percentage of final basic salary, in the case of managerial grade staff allocated to the private sector;

    benefits comparable to those offered in the public sector, in the case of managerial grade staff allocated to the public sector.

     The Group closed this plan to new employees effective July 1, 2003, and increased the level of contributions in order to make good the shortfall in the fund.

  In Continental Europe other than France, the main defined-benefit plans are as follows:

    In Italy, there is a legal obligation to pay a lump-sum retirement benefit (“TFR”). At each balance sheet date, rights fully vested in employees are valued and discounted as specified by law, and recognized in full as a liability.

    In the Netherlands, certain employees are entitled to complementary retirement or early retirement benefits.

     The Group also contributes to multi-employer plans, mainly in Sweden and the United States. These plans are accounted for as defined-contribution plans.

     Amounts recognized in the balance sheet for defined-benefit plans are as follows:

	August 31, 2006	August 31, 2005

	(in millions of euro)
Net plan assets *	0	(2)
Defined-benefit plans **	260	224

*	Reported in “Other non-current assets” in the balance sheet

**	Reported as a liability in the balance sheet under “Employee benefits”

These amounts are as follows:

	August 31, 2006	August 31, 2005

	(in millions of euro)
Present value of funded obligations	591	511
Fair value of plan assets	(434)	(388)
Present value of partially funded obligations	157	123
Present value of unfunded obligations	103	99
Unrecognized past service cost	(1)	-
Other unrecognized amounts*	1	-
Net obligation in the balance sheet	260	222

*	Relates to the restriction contained in paragraph 58B of IAS 19, which applies to Norway and Altys. In these two cases, the future economic benefits of the surplus (excess of the fair value of plan assets over the present value of the obligation) will either not be available to the Group (Altys) or only partially available to the Group (Norway).

     As described in note 2, the Group has elected to apply the option offered in paragraph 93A of the amended IAS 19, issued December 2004, which allows actuarial gains and losses arising during the period to be recognized outside the income statement.

     Actuarial gains and losses reported in the statement of changes in shareholders’ equity as of August 31, 2005 represented a net actuarial gain of €8 million. Cumulative actuarial gains and losses recognized in equity as of August 31, 2006 represented a net actuarial loss of €33 million. In accordance with paragraph 93C of the amended IAS 19, issued December 2004, the Group also recognized outside the income statement the negative effect of €1 million arising from the restriction of the plan surpluses for Norway and Altys.

     Plan assets comprise:

	August 31, 2006	August 31, 2005

	(in millions of euro)
Equities	275	262
Government bonds	69	80
Corporate bonds	70	24
Insurance policies	11	0
Real estate	2	13

	August 31, 2006	August 31, 2005

	(in millions of euro)
Cash	7	9

TOTAL	434	388

     The table below details the net post-employment benefit expense reported in the income statement:

	August 31, 2006	August 31, 2005

	(in millions of euro)
Current service cost	35	34
Interest cost	27	27
Expected return on plan assets	(26)	(23)
Amortization of unrecognized past service cost & other	1	–

Net expense	37	38

     This net expense is reported on the following lines:

  €26 million (€23 million in fiscal 2005) in cost of sales;

  €1 million (€1 million in fiscal 2005) in sales department costs;

  €9 million (€10 million in 2005) in general and administrative costs;

  the balance (financing cost and expected return on plan assets) in financial income or expense

     Changes in the present value of the defined-benefit plan obligation since September 1, 2005 are shown below:

Obligation as of September 1, 2005	610

Current service cost	35
Interest cost	27
Actuarial (gains)/losses	37
Past service cost	1
Effect of curtailments and settlements	(2)
Contributions made by plan members	7
Benefits paid	(26)
Business combinations	0
Translation difference	5
Other	0
Obligation as of August 31, 2006	694

     Of the €37 million of actuarial losses arising in fiscal 2006, a loss of €1 million was due to experience adjustments (compared with a gain of €7 million from experience adjustments in fiscal 2005).

     Changes in the fair value of plan assets since September 1, 2005 are shown below:

Fair value of plan assets as of August 31, 2005	388

Expected return on plan assets	26
Employer’s contributions	40
Actuarial (gains)/losses	(4)
Effect of curtailments and settlements	(2)
Contributions made by plan members	7
Benefits paid	(26)
Business combinations	0

Fair value of plan assets as of August 31, 2005	388

Translation difference	5
Other	0
Fair value of plan assets as of August 31, 2006	434

     The following assumptions were used for actuarial valuations as of August 31, 2006 and August 31, 2005:

As of August 31,2006	France	Netherlands	United Kingdom	Italy

Discount rate	4.50%	4.50%	5.10%	4.50%
Salary inflation rate	2.5%-2.6%	1.75%	4.25%	4.00%
General inflation rate	2.00%	2.00%	3.00%	2.00%
Rate of return on plan assets	4.00%	5.40%	6.70%	N/A
Amount of obligation in balance sheet	25	10	138	56

As of August 31,2005	France	Netherlands	United Kingdom	Italy

Discount rate	4.00%	4.00%	5.10%	4.00%
Salary inflation rate	2.50%	2.00%	3.95%	3.80%
General inflation rate	2.00%	2.00%	3.00%	2.00%
Rate of return on plan assets	N/A	5.90%	6.80%	N/A

     The expected rates of return on plan assets were determined by reference to market expectations of returns for each asset class over the life of the related obligation. For each fund, the expected rate of return is weighted to reflect the proportion of each asset class held by the relevant fund. The actual return on plan assets in fiscal 2006 was €23 million, compared with an expected return of €26 million. Based on estimates derived from reasonable assumptions, the Group expects to pay €28 million into defined-benefit plans in fiscal 2007.

   4.18.2. Other employee benefits

     The Group also recognizes a liability for other employee benefits, mainly related to a deferred compensation program in the United States and obligations relating to long-service awards.

Amounts reported in the balance sheet for other long-term employee benefits

	August 31, 2006	August 31, 2005

	(in millions of euro)
Other long-term employee benefits	90	86

     The total expense recognized with respect to these benefits in fiscal 2006 was €11 million. This figure includes €3 million for the deferred compensation program in the United States, reported in financial expense.

4.19. Provisions

	August 31, 2005	Charged	Utilized	Released without corresponding charge	Translation adjustment and other items	Changes in scope of consolidation	Discounting impact on long-term provisions	August 31, 2006

Payroll and other taxes	24	8	(3)	0	0	1	0	30
Employee claims and
litigation **	80	5	(63)	(9)	0	1	0	14
Contract termination and
loss-making contracts	14	22	(3)	0	(1)	0	0	32
Client/supplier claims and
litigation	5	7	(1)	(1)	(1)	0	0	9
Negative net assets of
associates *	20	0	0	0	(4)	0	0	16
Other	7	4	(1)	(2)	(1)	0	0	7

Total	150	46	(71)	(12)	(7)	2	0	108

*	Provisions for negative net assets of associates (see note 4.9.)

**	See note 4.28.

     All movements in provisions during the period were recognized in operating profit. The current/non-current portion of provisions are as follows:

	Current provisions	Non-current provisions

Payroll and other taxes	9	21
Employee claims and litigation **	11	3
Contract termination and loss-making contracts	12	20
Client/supplier claims and litigation	5	4
Negative net assets of associates (*)	0	16
Other	3	4

Total	40	68

(*) Provisions for negative net assets of associates (see note 4.9. )

4.20. Trade and other payables

	August 31, 2006	August 31, 2005

	(in millions of euro)
Other non-current liabilities	101	80
Total other non-current liabilities	101	80

Advances from clients	217	174
Trade payables	1 138	1 123
Employee-related liabilities	687	573
Tax liabilities	176	198
Other operating liabilities	71	82
Deferred revenues	50	38
Other non-operating liabilities	30	9
Total trade and other payables	2,369	2,197

     Employee-related liabilities include short-term employee benefit obligations.

4.21. Deferred taxes

	August 31, 2006	August 31, 2005

	(in millions of euro)
Deferred tax assets	242	225
Deferred tax liabilities	(49)	(54)

Deferred tax assets (net)	193	171

     Deferred tax assets not recognized because their recovery is regarded as not probable total €40 million, including €8 million of tax loss carry-forwards recorded by subsidiaries prior to their acquisition.

     Sources of deferred taxes are as follows:

	August 31, 2006	August 31, 2005

	(in millions of euro)
Temporary differences (net)
- Employee-related liabilities	203	194
- Fair value of financial instruments	1	(2)
- Other temporary differences	(18)	(29)
- Tax loss carry-forwards	7	8

	August 31, 2006	August 31, 2005

	(in millions of euro)
Deferred tax assets (net)	193	171

     Temporary differences on employee related liabilities relate primarily to:

  Workers’ compensation liabilities in the United States, which are not deductible for tax purposes until payments are actually made to employees;

  post-employment benefits;

  stock option plans in the United States.

  Net deferred tax assets recognized directly in shareholders’ equity as of August 31, 2006 totaled €23 million.

4.22. Cash flow statement

     Changes in working capital

	August 31, 2005	Increase/ decrease	Translation adjustment and other items	Changes in scope of consolidation	August 31, 2006

	(in millions of euro)
Other non-current assets	18	3	(3)	0	18
Inventories	176	(2)	(6)	0	168
Advances to suppliers	5	4	0	0	9
Trade receivables, net	1 508	167	(31)	1	1,645
Other operating receivables	175	12	(14)	0	173
Prepaid expenses	57	9	11	1	78
Assets held for sale	0	1	1	0	2
Operating receivables	1,745	193	(33)	2	1,907
Restricted cash and financial assets:
Service Vouchers and Cards activity	326	107	(12)	2	423
Change in asset items in working capital	2,265	301	(54)	4	2,516
Receivables related to investing and
financing activities	5	(1)	(2)	0	2
Employee benefits	310	7	31	1	349
Other non-current liabilities	80	13	(12)	0	81
Advances from clients	174	50	(3)	(4)	217
Trade payables	1,123	33	(22)	4	1,138
Tax and employee-related liabilities	771	88	(1)	5	863
Other operating liabilities	82	20	(32)	1	71
Deferred revenues	38	0	12	0	50
Operating liabilities	2,188	191	(46)	6	2,339
Vouchers payable	1,001	131	(20)	15	1,127
Change in liability items in working
capital	3,579	342	(47)	22	3,896
Liabilities related to investing and financing
activities	9	40	1	0	50

     Changes in borrowings

	August 31, 2005	Increase / decrease	New leases	Accrued interest	Changes in scope of consolidation	Translation adjustment and other items	August 31, 2006

	(in millions of euro)
Bond issues	1,326	0	0	0	0	1	1,327
Bank borrowings	548	(17)	0	2	7	(26)	514
Capital lease obligations	82	(29)	19	0	(1)	0	71
Other borrowings	20	0	0	0	0	(12)	8
Derivative instruments	(38)	(2)	0	0	0	0	(40)

Borrowings	1,938	(48)	19	2	6	(37)	1,880

     Acquisitions and disposals of non-current assets and client investments

	Acquisitions	Disposals	Net change

	(in millions of euro)
Capital expenditure	(207)	17	(190)
Associates and non-current financial assets	(17)	2	(15)
Less: tax effect of disposals	0	0	0
Acquisitions/disposals of non-current assets	(224)	19	(205)

Acquisitions/disposals of subsidiaries	(51)	22	(29)
Net cash of subsidiaries acquired/sold	21	3	24
Less: tax effect of disposals	0	0	0
Net cash effect of acquisitions/disposals of subsidiaries	(30)	25	(5)

TOTAL	(254)	44	(210)

4.23. Share-based payments

     The Sodexho Alliance Board of Directors has granted share based payments to employees under a number of stock option plans.

   4.23.1. Principal features of stock option plans

Vesting period

     Rights under option plans granted after January 2003 vest in 25% tranches over a four-year period. The options have a contractual life of six years.

     Options granted under the “B” plans in January 2002, September 2002 and October 2002 vest four years after the date of grant and have a contractual life of six, five and five-and-a-half years respectively.

     Options granted before January 2003 under “A” plans vest four years after the date of grant and have a contractual life of five years.

Conditions for exercise

     Half of the options granted in January 2001 were contingent on earnings per share for fiscal 2004, excluding exceptional items, of at least €1.98.

     As this condition was not met, these options were cancelled during fiscal 2005.

     None of the other outstanding plans is contingent on performance targets.

   4.23.2. Valuation model and assumptions used

Estimation of fair value at date of grant

     The fair value of options granted and settled by delivery of equity instruments is estimated at the date of grant using a binomial model, taking account of the terms and conditions of grant and assumptions about exercise behavior.

     As well as the exercise price of the stock option plans described in note 4.23.3., the table below shows the data used in the valuation model for each plan measured under IFRS 2:

Date of grant	Expected volatility (%)	Contractual life (years)	Risk-free interest rate (%)	Expected dividend yield (%)	Expected annual forfeiture (%)	Expected dividend growth (%)	Market risk premium (%)	Expected life (years)

January 27, 2003	36.89%	6	3.43%	2.70%	4.00%	7.80%	5%	5
June 12, 2003	37.99%	6	3.43%	2.70%	0.00%	7.80%	5%	5
January 20, 2004	35.25%	6	3.54%	2.67%	2.00%	7.80%	5%	5
January 18, 2005	33.57%	6	3.35%	3.18%	1.00%	6.45%	5%	5
June 16, 2005	32.20%	6	3.33%	4.10%	0.00%	13.66%	4.24%	5
September 13, 2005	31.95%	6	3.33%	3.75%	0.00%	13.66%	4.24%	5
January 10, 2006	31.64%	6	3.33%	3.03%	1.00%	13.66%	4.24%	5

     The expected life of the options is based on historical data, and is not necessarily indicative of future exercises. The expected volatility is based on the assumption that volatility calculated using regression analysis of daily returns over the five-year period (the expected life of the options) prior to the date of grant, excluding the share price fluctuations of September 2002, is an indicator of future trends.

     The assumptions about the exercise behavior of grantees used in determining the fair value of the options are given below (these assumptions are also based on historical data, which may not be indicative of future exercise behavior):

  Grantees resident in France for tax purposes:

    50% of grantees exercise once the share price exceeds 20% of the exercise price
    50% of grantees exercise once the share price exceeds 40% of the exercise price

  Grantees not resident in France for tax purposes:

    30% of grantees exercise once the share price exceeds 20% of the exercise price.

    30% of grantees exercise once the share price exceeds 40% of the exercise price.

    30% of grantees exercise once the share price exceeds 70% of the exercise price.

    10% of grantees exercise once the share price exceeds 100% of the exercise price.

   4.23.3. Expense recognized and movements during fiscal 2006

     The stock option expense recognized in the fiscal 2006 income statement was €7.8 million, compared with €7.4 million in fiscal 2005. The table below provides the quantity, weighted average exercise price and movements of stock options during fiscal 2006 and fiscal 2005.

	August 31, 2006			August 31, 2005

	Number		Weighted average exercise price (€)	Number		Weighted average exercise price (€)

Outstanding at the beginning of the period	5,996,468	(1)	29.79	5,669,93	(2)	31.56
Granted during the period	977,452		34.78	1,030,000		23.16

	August 31, 2006			August 31, 2005

	Number		Weighted average exercise price (€)	Number		Weighted average exercise price (€)

Forfeited during the period	(292,091)		29.69	(310,222)
Exercised during the period	(780,810)	(3)	24.00	(171,946)	(4)	24.05
Expired during the period	(140,829)		48.42	(220,657)		45.65
Outstanding at the end of the period	5,760,190		30.96	5,996,468		29.79
Exercisable at the end of the period	3,007,080		33.99	1,631,885		26.18

1)

This balance includes 2,146,072 options not accounted for in accordance with IFRS 2 because either (i) they were granted before November 7, 2002 or (ii) they were granted after November 7, 2002 but vested prior to January 1, 2005. These include 22,500 options for which a supplemental expense was recognized due to the preferential status of some grantees. The remainder of these options have not been subsequently amended and hence are not required to be accounted for in accordance with IFRS 2.

2)

This balance includes 2,553,290 options not accounted for in accordance with IFRS 2 because either (i) they were granted before November 7, 2002 or (ii) they were granted after November 7, 2002 but vested prior to January 1, 2005. These includes 22,500 options for which a supplemental expense was recognized when certain grantees obtained preferential status. The remainder of these options have not been subsequently amended and hence are not required to be accounted for in accordance with IFRS 2.

3)	The weighted average share price at the exercise date of options exercised in the period was €36.3.

4)	The weighted average share price at the exercise date of options exercised in the period was €27.7.

The weighted average residual life of options outstanding as of August 31, 2006 was 3 years (August 31, 2005: 3.4 years).

The weighted average fair value of options granted during the period was €8.86 (fiscal 2005: €5.54) .

The table below gives the exercise prices and exercise period for options outstanding as of August 31, 2006:

Date of grant	Start date of exercise period	Expiration date of exercise period	Exercise price	Number of options outstanding as of August 31, 2006

Jan-01	Mar-05	Jan-06	€48.42	0
Jan-02	Jan-06	Jan-07	€47.00	333,231
Jan-02	Jan-06	Jan-08	€47.00	960,771
Sep-02	Apr-06	Mar-08	€47.00	12,000
Oct-02	Oct-06	Oct-07	€21.87	2,265
Jan-03	Jan-04	Jan-09	€24.00	1,751,028
Jun-03	Jan-04	Jan-09	€24.00	43,415
Jan-04	Jan-05	Jan-10	€24.50	776,632
Jan-05	Jan-06	Jan-11	€23.10	890,646
Jun-05	Jun-06	Jun-11	€26.04	20,000
Sep-05	Sep-06	Sep-11	€28.07	10,000
Jan-06	Jan-07	Jan-12	€34.85	960,202

Total				5,760,190

   4.23.4. Plans awarded following the acquisition of Sodexho Marriott Services

     The Group committed to delivering 3,044,394 Sodexho Alliance shares to Sodexho, Inc. employees at an average price of $29.01 per share under stock option plans granted in connection with the June 2001 acquisition of 53% of the capital of Sodexho Marriott Services, Inc.. As of August 31, 2006, 854,391 of these shares were still deliverable.

     All these options are exercisable until April 2011.

     These plans are not recognized under IFRS 2 because they were granted prior to the effective date of IFRS 2 in November 2002 and because the rights under the plans vested prior to January 1, 2005.

     The table below gives the quantity, weighted average exercise price and movements of these stock options during fiscal 2006 and fiscal 2005.

	August 31, 2006			August 31, 2005 including RSUs*		August 31, 2005 excluding RSU s*

	Number		Weighted average exercise price (€)	Number	Weighted average exercise price (€)	Number		Weighted average exercise price (€)

Outstanding at the beginning of
the period	1,565,122		28.95	2,168,641	27.30	2,103,993		28.14
Granted during the period	0		0	0	0	0		0.00
Forfeited during the period	(2,094)		23.59	(93,723)	29.59	(86,315)		32.13
Exercised during the period	(708,637	) (1)	29.47	(509,796)	21.83	(452,556	) (2)	24.59
Expired during the period	0		0	0	0	0		0
Outstanding at the end of the period	854,391		28.53	1,565,122	28.95	1,565,122		28.95
Exercisable at the end of the period	854,391		28.53	1,565,122	28.95	1,565,122		28.95

1)	The weighted average share price at the exercise date of options exercised in the period was $43.84.

2)	The weighted average share price at the exercise date of options exercised in the period was $31.63.

*	RSUs (restrictive stock units) are stock options with an exercise price of zero. As of August 31, 2006, all RSUs had been exercised.

     The table below provides the exercise price of options outstanding as of August 31, 2006:

Date of grant	Exercise price ($)	Number of options outstanding as of August 31, 2006

November 6, 1997	30.01	42,630
June 8, 1998	38.82	196,674
September 22, 1998	37.81	4,221
February 8, 1999	31.95	4,415
November 22, 1999	22.34	355,557
July 19, 2000	23.01	452
December 15, 2000	28.16	233,758
January 5, 2001	27.57	2,966
February 5, 2001	39.43	2,966
February 17, 2001	39.85	2,595
April 2, 2001	39.71	8,157

TOTAL		854,391

4.24. Business combinations

The principal acquisitions made by the Group during fiscal 2006 are described below:

  On February 13, 2006, the Group acquired a 55.45% interest in the Lido, a Paris cabaret, in line with its strategy of expansion into tourism and leisure activities in France, which include the Bateaux Parisiens river cruise activity, together with food service activities at racecourses, at the Rolland Garros complex, and at other public venues.

  The price paid for the acquisition was €13.8 million, including €8.2 million in the form of a subscription to a share issue.

  In 2005, the Lido generated revenues of €35 million over a 12-month period.

  On June 14, 2006, Luncheon Ticket acquired a group of companies in Argentina that includes Ticket Total Argentina, the country’s third largest issuer of service vouchers. This acquisition extends the footprint of the Group’s Service Vouchers and Cards activity in Argentina and Latin America.

     Luncheon Ticket paid a price of ARS 53.2 million (€14.3 million) for this acquisition.

     Goodwill arising on these acquisitions was as follows:

	Lido	Ticket Total

Price paid	13.8	14.3
Share of fair value of net assets acquired	(0.5)	0.8
Goodwill	14.3	13.5

The fair value of the acquired assets and liabilities is currently being determined.

4.25. Commitments and contingencies

   4.25.1. Sureties

     In connection with the Service Vouchers and Cards activity, Sodexho Alliance and its subsidiaries pledged cash as security to various banks in 2005. No cash was still pledged as of August 31, 2006.

     Other commitments arising from surety arrangements (pledges, charges secured against plant and equipment, and real estate mortgages) contracted by Sodexho Alliance and its subsidiaries in connection with operating activities during fiscal 2006 were not material.

   4.25.2. Operating lease commitments

     Outstanding commitments over the residual term of operating leases as of August 31, 2006 were as follows:

•	Less than 1 year: €107 million

•	1 to 5 years: €182 million

•	More than 5 years: €26 million

These commitments arise under a large number of contracts worldwide and mainly relate to:

•	office space (€174 million);

•	site equipment, office equipment and vehicles (€129 million).

The terms of these leases are negotiated locally.

   4.25.3. Other commitments given

August 31, 2006			August 31, 2005

Less than 1 year	1 to 5 years	More than 5 years	Total	Total

(in millions of euro
Financial guarantees to third parties	102	22	5	129	160
Performance bonds on operating leases	16	14	4	34	27
Performance bonds given to clients	13	0	79	92	16
Other commitments	23	3	0	26	7

TOTAL	154	39	88	281	210

     Financial guarantees to third parties mainly comprise bank guarantees made by Sodexho, Inc. totaling €89.6 million, and subordinated debt commitments under public private partnership (PPP) contracts (see note 2.3.2. ) totaling €33.9 million.

     Performance bonds given to clients are subject to regular review by the management at operating entity level. A provision is recorded as soon as payment under a performance bond becomes probable.

     The increase in these performance bonds during the period reflects the growing number of PPP contracts signed in the United Kingdom.

     The increase in other commitments is due mainly to a €19 million bank guarantee given to the Brazilian courts in connection with the Bancos Do Santos litigation (see note 4.28) .

     The Group has commitments to provide training hours to its employees in France, known as Individual Training Rights. In the absence of guidance from regulatory authorities on the accounting treatment for these rights, the Group has opted to present these rights as a commitment. Based on available information, the number of hours to be provided to employees of French subsidiaries is estimated to be approximately 667,000.

     The Group has performance obligations to clients, but regards these as having the essential features of a performance bond rather than an insurance contract designed to compensate the client in the event of non-fulfillment of the service obligation (compensation is generally due only where the Group is unable to provide alternative or additional resources to fulfill the obligation to the client).

     In practice, given its size and geographical reach, the Group considers itself capable of providing the additional resources needed to avoid paying compensation to clients protected by such clauses.

     As of August 31, 2006, no provision has been established in the balance sheet with respect to these guarantees.

4.26. Related parties

4.26.1.	Compensation, loans, post-employment benefits and other employee benefits granted to Board members, to the Executive Committee, and to the CEO of Sodexho Alliance

August 31, 2006

In euro
Short-term employee benefits	8,383,512
Post-employment benefits	167,675
Other long-term employee benefits	0
Termination benefits	0
Stock option expense	1,890,548

Total	10,441,735

     These benefits include directors’ fees, and all forms of compensation and benefits paid (or earned during the period for offices held) by Bellon SA, Sodexho Alliance and/or other Sodexho Group companies.

   4.26.2. Related companies

Subsidiaries

     Sodexho Alliance received fees totaling €95 million from its subsidiaries during fiscal 2006 for management and co-ordination services.

Other companies

     Dealings with other related companies comprise loans advanced, commercial transactions, and off balance sheet commitments involving associates and non-consolidated companies.

Loans	Gross value as of August 31, 2006	Impairment as of August 31, 2006	Carrying amount as of August 31, 2006	Carrying amount as of August 31, 2005

Associates	25	0	25	21

Loans	Gross value as of August 31, 2006	Impairment as of August 31, 2006	Carrying amount as of August 31, 2006	Carrying amount as of August 31, 2005

Non-consolidated companies	1	(1)	0	1

Off balance sheet commitments	August 31, 2006	August 31, 2005

Commitments to third parties
Associates	34	32
Non-consolidated companies	0	0
Performance bonds given to clients
Associates	53	13
Non-consolidated companies	0	0

Revenues generated		Fiscal 2006

Associates		116
Non-consolidated companies		2

Operating expenses recognized
Associates		1
Non-consolidated companies		0

Net financing costs
Associates		0
Non-consolidated companies		0

Main shareholder

     As of August 31, 2006, Bellon SA held 36.83% of the capital of Sodexho Alliance.

     During fiscal 2006, Bellon SA invoiced Sodexho Alliance a total of €4.8 million for assistance and advisory services under a contract between the two companies.

     During the first half of fiscal 2006, the Annual Shareholders’ Meeting of Sodexho Alliance approved the payment of a dividend of €0.75 per share. Consequently, Bellon SA received a dividend payment of €43.9 million in March 2006.

4.27. Group employees

     As of August 31, 2006, Group employees comprised:

August 31, 2006

Executives, middle management, site managers & supervisory staff	41,596
Front-line service staff and other employees	290,500

Total	332,096

     Group employees by activity and region were as follows:

	Food and Facilities Management Services (FFMS)

	FFMS North America	FFMS Continental Europe	FFMS United Kingdom and Ireland	FFMS Rest of the world	Total FFMS	Service Vouchers and Cards	Holding Companies	Total

Total	121,981	87,841	39,028	79,817	328,667	3,148	281	332,096

4.28. Litigation

McReynolds v. Sodexho Marriott Services, Inc.

     On April 27, 2005, Sodexho, Inc. agreed to settle a class action lawsuit brought in the United States in order to avoid protracted legal proceedings and without admitting any liability. The judge approved the settlement on August 10, 2005. Under the terms of the settlement, Sodexho, Inc. committed to make monetary payments to eligible class members and to the class attorneys for a total amount of up to $80 million, as well as to continue to promote its diversity programs. As of August 31, 2006 all amounts had been paid to the class members and to the class’ lawyers.

Sodexho Pass do Brazil

     Following an investigation into the financial condition of Banco Santos by the intervener representing the Central Bank of Brazil, Sodexho Pass do Brazil is in dispute with Banco Santos and a mutual fund concerning the existence of bank balances totaling €19 million in principal, based on current exchange rates. Sodexho Pass do Brazil, Banco Santos and the mutual fund have all commenced legal proceedings against one another in this matter. Sodexho Pass do Brazil vigorously denies that it owes any amounts in connection with these balances.

Other litigation

     The Group is involved in other litigation arising from its ordinary activities. We do not believe that liabilities relating to such litigation will in aggregate be material to our activities or to our financial position.

4.29. Subsequent events

     No significant events have occurred since August 31, 2006.

5. Financial risk management objectives and policy

5.1. Foreign exchange and interest rate risk

     Because the Group has operations in 80 countries, all components of the financial statements are inevitably influenced by foreign currency translation effects, and in particular by fluctuations in the U.S. dollar. However, exchange rate fluctuations do not generate any operational risk, because each of our subsidiaries bills its revenues and incurs its expenses in the same currency.

     Sodexho Alliance uses derivative instruments to manage the Group’s exposure to interest rate and foreign exchange rate risk.

     The Board of Directors, the Chief Executive Officer and the Chief Financial Officer have approved policies designed to prevent speculative positions. Under these policies:

  Substantially all borrowings must be at fixed rates of interest, or converted to fixed-rate using hedging instruments.

  Foreign exchange risk on loans to subsidiaries must be hedged.

  Counterparty risk must be managed and spread. Transactions may only be contracted with counterparties that have an AFB master agreement or equivalent (ISDA) in place with the Group company involved.

  The maturity of hedging instruments must not exceed the maturity of the borrowings they hedge.

Analysis of sensitivity to interest rates

(in millions of euro)	Note	Less than 1 year	1 to 5 years	Over 5 years

Financial liabilities (including derivatives)	1	523	1,341	16

(in millions of euro)	Note	Less than 1 year	1 to 5 years	Over 5 years

Cash and cash equivalents		1,006	0	0
Net renewable position	2	(483)	1,341	16

Net position renewable within less than 1 year		(483)
Increase of 1% in short-term interest rate	3	1%
Average term	1.0	year
Cumulative effect of 1% increase in short-term interest
rate	4	(5)
Net interest expense paid during fiscal 2006		95
Cumulative effect as % of net interest expense for fiscal
2006		(5)%

1)	The maturity of variable-rate liabilities is deemed to be the period to the next interest rate adjustment date. Consequently, the €523 million in the “Less than 1 year” column includes variable-rate borrowings due after more than one year which are subject to an interest adjustment within 12 months.

2)	A negative amount indicates a net asset.

3)	This 100 basis point increase has been assumed to have an identical effect across all currencies used by the Group for financing.

4)	A negative amount indicates income.

Estimate of risk of loss on the net foreign currency position in the event of a uniform unfavorable movement of €0.01 against all currencies listed

	USD	GBP	Other foreign currencies

Closing rate	0.77815	1.483454
Monetary assets
Working capital items	455	85	687
Other receivables	1	0	13
Deferred tax assets	161	45	13
Cash and cash equivalents	146	112	439
Total monetary assets	763	242	1,152

Monetary liabilities
Financial liabilities	588	125	54
Working capital items	847	447	1,015
Other liabilities	26	41	33
Deferred tax liabilities	32	4	12
Total monetary liabilities	1,493	617	1,114

Net position	(730)	(375)	38
Impact of €0.01 movement in exchange rate	(9)	(3)	immaterial

     Analysis of sensitivity to exchange rates

     A 10% movement in the US dollar against the euro would have an effect of:

  €536 million on full-year consolidated revenues

  €23 million on full-year consolidated operating profit

  €13 million on full-year net profit attributable to equity holders of the parent

     A 10% movement in sterling against the euro would have an effect of:

  €143 million on full-year consolidated revenues

  €3 million on full-year consolidated operating profit

  €2.5 million on full-year net profit attributable to equity holders of the parent

5.2. Liquidity risk

     The new credit facility negotiated by the Group in April 2005 offered better financial terms and longer maturities, and resulted in the lifting of the financial covenants under which the Group was required to comply with various financial ratios.

6. Transition to IFRS

     Reconciliations between the consolidated financial statements prepared under French generally accepted accounting principles (French GAAP) and those prepared under IFRS as of September 1, 2004 and August 31, 2005 were published in the notes to the consolidated financial statements for the six months ended February 28, 2006.

     The tables and discussion below take into account our final conclusions as to client investments and some minor changes made since that initial publication of the half-year financial statements as and for the six-months ended February 28, 2006.

6.1. Elective treatments relating to first-time adoption of IFRS as of September 1, 2004

     The Group applied the following elective treatments on first-time adoption of IFRS, as permitted by IFRS 1.

  Property, plant and equipment and intangible assets (IAS 16 and IAS 38)

     The Group elected not to use the option available under IFRS 1 of remeasuring property, plant and equipment and intangible assets at fair value in the opening balance sheet as of September 1, 2004. Consequently, the Group adopted the amortized historical cost method for measurement of property, plant and equipment and intangible assets subsequent to initial recognition, and applied this treatment retrospectively to all its assets.

     Property, plant and equipment were restated at September 1, 2004, after taking account of estimated final residual values and a specific depreciation period for each component of the relevant asset. The difference between the carrying amount under French GAAP and under IFRS was recorded in consolidated shareholders’ equity. This restatement was not material.

  Business combinations

     Business combinations effected prior to September 1, 2004 (date of first-time application of IFRS) were not restated retrospectively, as allowed under IFRS 3.

  Recognition of goodwill in the currency of the acquired entity

     In preparing the opening IFRS balance sheet, the Group elected to apply the amended IAS 21, under which goodwill is treated as an asset of the acquired entity and consequently is accounted for in the subsidiary’s functional currency. Goodwill which under French GAAP was expressed in a currency other than the acquired entity’s functional currency was therefore translated into the acquired entity’s local currency using the exchange rate as of the acquisition date. Goodwill arising on acquisitions made on or after September 1, 2004 is accounted for in the currency of the acquired entity.

  Translation reserve

     The existing currency translation reserve as of September 1, 2004 under French GAAP was reclassified to consolidated reserves, as permitted by IFRS 1. This reclassification had no impact on consolidated shareholders’ equity.

  Stock options

     In accordance with the transitional provisions of IFRS 2, the Group elected to restrict the application of IFRS 2 to stock option plans granted after November 7, 2002 and not fully vested as of January 1, 2005. Application of IFRS 2 and of this elective treatment had no effect on shareholders’ equity as of September 1, 2004, except for the treatment of the liability relating to stock option obligations resulting from the buyout of the minority interests in Sodexho, Inc.

  Post-employment benefits

     As permitted under IFRS 1, the Group elected to recognize all accumulated actuarial gains and losses arising on retirement and other long-term employee benefits as of September 1, 2004 in consolidated shareholders’ equity. The same treatment was applied in preparing the French GAAP consolidated financial statements for fiscal 2005 (see note 2.3 to the consolidated financial statements as of August 31, 2005). The Group elected to early adopt the amended IAS 19 effective August 31, 2005, and to recognize actuarial gains and losses arising in each period directly in shareholders’ equity.

  Financial instruments

     The Group elected for early recognition, effective September 1, 2004, of the impact of IAS 39 and IAS 32 on financial instruments.

6.2. Principal impact of the IFRS transition of the consolidated statement of cash flows

     The principal impacts on the consolidated statement of cash flows are:

     Change in financial assets and restricted cash related to the Service Vouchers and Cards activity; these assets were accounted for as cash and cash equivalents in French GAAP. For IFRS they are included in working capital;

     Treasury shares were considered marketable securities in French GAAP and included in cash and cash equivalents. For IFRS, they reduce shareholder’s equity;

     Bank overdrafts were included in financial debt in French GAAP. For IFRS they reduce cash and cash equivalents.

6.3. Reconciliation of shareholders’ equity

     The main impacts of the transition to IFRS are presented below.

Shareholders equity as of September 1, 2004

(in millions of euro)	Final IFRS adjustments

	Group	Minority Interests	Total

Shareholders Equity as of September 1, 2004 – French GAAP	2,088	25	2,113
Recognition of goodwill in the currency of the acquired entity	(99)	0	(99)
Treasury shares and stock option expenses	(28)	0	(28)
Financial Instruments (IAS32-IAS39)	(11)	(1)	(12)
Capitalization of capital leases (IAS 17)	(9)	0	(9)
Definition and evaluation of intangible assets (IAS 36-IAS38)	(21)	0	(21)
Provisions (IAS37)	3	(0)	3
Actuarial gains/(losses) on employee benefits (IAS 19 revised)	0	0	0
Other	11	0	11
Deferred tax impact of the above	2	0	2

Total impact of the transition to IFRS	(152)	(1)	(153)

Shareholders equity as of September 1, 2004 in IFRS	1,936	24	1,960

Shareholders equity as of August 31, 2005

(in millions of euro)	IFRS adjustments

	Group	Minority interests	Total

Shareholders Equity as of September 1, 2005 – French GAAP	2,136	20	2,156
Recognition of goodwill in the currency of the acquired entity	(32)	0	(32)
Treasury shares and stock option expenses	(38)	(0)	(38)
Financial Instruments (IAS32-IAS39)	4	(1)	3
Capitalization of capital leases (IAS 17)	(8)	0	(8)
Definition and evaluation of intangible assets (IAS 36-IAS38)	(18)	0	(18)
Provisions (IAS37)	3	0	3
Actuarial gains/(losses) on employee benefits (IAS 19 revised)	11	0	11
Other	15	(1)	14
Deferred tax impact of the above	(13)	0	(13)

Total impact of the transition to IFRS	(76)	(2)	(78)

Shareholders equity as of September 1, 2005 in IFRS	2,060,	18	2,078

6.4. Balance sheet reconciliation

Opening balance sheet as of September 1, 2004

(in millions of euro)	Balance sheet in French GAAP in IFRS format after change in accounting principle	Impact of first-time adoption	Balance sheet under IFRS as of September 1, 2004

ASSETS

Non-current assets
Property, plant and equipment	362	49	411
Goodwill	1,394	2,332	3,726
Other intangible assets	2,519	(2,414)	105
Client investments	0	120	120
Associates	14	2	16
Financial assets	60	12	72
Other non-current assets	17	0	17
Deferred tax assets	149	40	189

Total non-current assets	4,515	141	4,656
Current assets
Financial assets	6	2	8
Derivative financial instruments	0	38	38
Inventories	163	(1)	162
Income tax	56	0	56
Trade and other receivables	1,589	50	1,639
Prepaid expenses and other assets	162	(162)	0
Marketable securities	536	(536)	0
Restricted cash	168	(168)	0
Restricted cash and financial assets: Service Vouchers and
Cards activity	0	337	337
Cash and cash equivalents	505	277	782

Total current assets	3,185	(163)	3,022

TOTAL ASSETS	7,700	(22)	7,678

LIABILITIES

Equity attributable to equity holders of the parent	2,088	(152)	1,936
Equity attributable to minority interest	25	(1)	24

Total shareholders’ equity	2,113	(153)	1,960

Non-current liabilities
Borrowings	1,755	29	1,784
Employee benefits	311	0	311
Other non-current liabilities	89	(39)	50
Provisions	64	(9)	55
Deferred tax liabilities	20	39	59
Total non-current liabilities	2,239	20	2,259

Current liabilities
Bank overdrafts	23	0	23

(in millions of euro)	Balance sheet in French GAAP in IFRS format after change in accounting principle	Impact of first-time adoption	Balance sheet under IFRS as of September 1, 2004

Borrowings	349	88	437
Derivative financial instruments	0	9	9
Income tax	105	(1)	104
Provisions	28	(3)	25
Trade and other payables	2,000	17	2,017
Vouchers payable	843	1	844
Other liabilities	0	0

Total current liabilities	3,348	111	3,459

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	7,700	(22)	7,678

Balance sheet as of August 31, 2005

(in millions of euro)	Balance sheet in French GAAP in IFRS format after change in accounting principle	Impact of first-time adoption	Balance sheet under IFRS as of August 31, 2005

ASSETS

Non-current assets
Property, plant and equipment	365	41	406
Goodwill	1,338	2,367	3,705
Other intangible assets	2,476	(2,389)	87
Client investments	0	138	138
Associates	25	7	32
Financial assets	71	3	74
Other non-current assets	18	0	18
Deferred tax assets	197	28	225
Total non-current assets	4,490	195	4,685

Current assets
Financial assets	6	1	7
Derivative financial instruments	0	40	40
Inventories	177	(1)	176
Income tax	19	0	19
Trade and other receivables	1,743	7	1,750
Prepaid expenses and other assets	169	(169)	0
Marketable securities	647	(647)	0
Restricted cash	206	(206)	0
Restricted cash and financial assets: Service Vouchers and
Cards activity	0	326	326
Cash and cash equivalents	513	436	949
Total current assets	3,480	(213)	3,267

TOTAL ASSETS	7,970	(18)	7,952

LIABILITIES AND SHAREHOLDERS’ EQUITY

Equity attributable to equity holders of the parent	2,136	(76)	2,060
Equity attributable to minority interest	20	(2)	18

Total shareholders’ equity	2,156	(78)	2,078
Non-current liabilities
Borrowings	1,886	5	1,891
Employee benefits	319	(10)	309
Other non-current liabilities	117	(37)	80
Provisions	69	(16)	53
Deferred tax liabilities	13	41	54

Total non-current liabilities	2,404	(17)	2,387

Current liabilities
Bank overdrafts	21	0	21
Borrowings	33	52	85
Derivative financial instruments	0	2	2
Income tax	82	2	84
Provisions	99	(2)	97
Trade and other payables	2,175	22	2,197

(in millions of euro)	Balance sheet in French GAAP in IFRS format after change in accounting principle	Impact of first-time adoption	Balance sheet under IFRS as of August 31, 2005

Vouchers payable	1,000	1	1,001
Other liabilities	0	0

Total current liabilities	3,410	77	3,487

TOTAL LIABILITIES AND EQUITY	7,970	(18)	7,952

6.5. Income statement reconciliation

Income statement for the year ended August 31, 2005

	Fiscal 2005 under French GAAP in IFRS format after change in accounting principle	First time adoption impact	Fiscal 2005 under FRS

Revenue	11,672	21	11,693
Cost of sales	(10,023)	(10)	(10,033)
Gross profit	1,649	11	1,660

Sales department costs	(141)	0	(141)
General and administrative costs	(999)	(3)	(1,002)
Other operating income and expenses, net	(65)	(2)	(67)
Expenses by nature	0	0	0

Operating profit before financing costs	444	6	450

Net financing costs	(114)	2	(112)
Share of profit of associates	0	(6)	(6)
Exceptional (expense) income, net	0	0	0

Profit before tax	330	2	332

Income tax expense	(101)	(10)	(111)
Result from discontinued operations, net of tax	0	0	0
Goodwill amortisation	(60)	60	0

Profit for the period	170	52	221

Profit attributable to minority interests	10	(1)	9

Profit attributable to equity holders of the parent	159	53	212

7. Scope of consolidation

     The first and second columns in the table below present the percentage interest and percentage of voting rights, respectively, held by the Group. Percentage interests and percentages of voting rights are only presented if less than 97%.

      Companies newly consolidated during fiscal 2006 are indicated by the letter “N”.

     Associates (companies accounted for by the equity method) are indicated by the letters “EM”. All other companies are fully consolidated.

      The principal activity of each company is indicated by the following abbreviations:

  FFMS: Food and Facilities Management Services

  SVC: Service Vouchers and Cards

  HOL: Holding Company

		% interest	% voting rights	Principal activity	Country

France
SOCIETE FRANCAISE DE RESTAURATION
	(sub-group)			FFMS	France
	ALTYS MULTISERVICE			FFMS	France
	ALTYS GESTION			FFMS	France
	SOCIÉTÉ FRANÇAISE DE SERVICES			FFMS	France
SOCIETE FRANÇAISE DE RESTAURATION
	ET SERVICES (sub-group)			FFMS	France
	SODEQUIP			FFMS	France
	CEJI			FFMS	France
	SODEXHO PRESTIGE			FFMS	France
N	LIDO SEGSMHI	55%	55%	FFMS	France
	SIR			FFMS	France
	CIR			FFMS	France
	SIGES			FFMS	France
	LA NORMANDE SA			FFMS	France
	HEDELREST			FFMS	France
	RGC			FFMS	France
	SAGERE			FFMS	France
	SOGERES (sub-group)			FFMS	France
	BATEAUX PARISIENS (sub-group)			FFMS	France
	ARMEMENT LEBERT BUISSON			FFMS	France
SOCIETE DES THERMES DE NEYRAC-LES-
	BAINS			FFMS	France
	EMIS			FFMS	France
	CATESCO			FFMS	France
SODEXHO CHEQUES ET CARTES DE
	SERVICES			SVC	France
	SODEXHO PASS INTERNATIONAL			HOL	France
	SODEXHO FRANCE			HOL	France
	UNIVERSAL SODEXHO SAS			HOL	France
	SOFINSOD			HOL	France
	ETINBIS			HOL	France
	ETIN			HOL	France
	GARDNER MERCHANT GROUPE			HOL	France
	LOISIRS DÉVELOPPEMENT			HOL	France
	SODEXHO ALTYS			HOL	France
	ASTILBE			HOL	France
	HOLDING SOGERES			HOL	France
	SODEXHO AMÉRIQUE DU SUD			HOL	France
	SODEXHO MANAGEMENT			HOL	France
	SODEXHO EUROPE CONTINENTALE			HOL	France
	SODEXHO ASIE OCÉANIE			HOL	France
N	SODEXHO GRANDE CHINE			HOL	France
	SODEXHO IS & T			HOL	France
	SIGES GUYANE			FFMS	France

		% interest	% voting rights	Principal activity	Country

SOCIETE HOTELIERE ET DE TOURISME DE
	GUYANE			FFMS	France
	SODEX’NET			FFMS	France
	GUYANE PROPRETÉ			FFMS	France
	SODEXHO GUYANE			FFMS	France
SOCIETE GUYANAISE DE PROTECTION ET
	GARDIENNAGE			FFMS	France
	SODEXHO ANTILLES			FFMS	France

		% interest	% voting rights	Principal activity	Country

Americas
	SODEXHO, INC. (sub-group)			FFMS	United States
	SODEXHO CANADA (sub-group)			FFMS	Canada
	DELTA CATERING MANAGEMENT	49%	49%	FFMS	United States
	UNIVERSAL SODEXHO USA, INC.			HOL	United States
	UNIVERSAL SODEXHO PARTNERSHIP			FFMS	United States
	UNIVERSAL SERVICES ENTERPRISES LLC			HOL	United States
	SODEXHO PASS USA			SVC	United States
	ENERGY CATERING SERVICES LLC			FFMS	United States
UNIVERSAL SODEXHO EMPRESA DE
	SERVICIOS Y CAMPAMENTOS			FFMS	Venezuela
UNIVERSAL SODEXHO SERVICES DE
	VENEZUELA			FFMS	Venezuela
	UNIVERSAL SERVICES DO BRASIL LTDA			FFMS	Brazil
	SODEXHO DO BRASIL COMERCIAL LTDA			FFMS	Brazil
	SODEXHO ARGENTINA			FFMS	Argentina
	SODEXHO COLOMBIA	65%	65%	FFMS	Colombia
SODEXHO VENEZUELA ALIMENTACION Y
	SERVICIOS	70%	70%	FFMS	Venezuela
	SODEXHO COSTA RICA			FFMS	Costa Rica
	SODEXHO MEXICO			FFMS	Mexico
EM	DOYON UNIVERSAL SERVICES JV (sub-group)	50%	50%	FFMS	United States
	SODEXHO PERU			FFMS	Peru
EM	BAS	33%	33%	FFMS	Chile
EM	BAS II	33%	33%	FFMS	Chile
	SIGES CHILE			FFMS	Chile
	SODEXHO CHILE (sub-group)			FFMS	Chile
	SODEXHO SERVICIOS DE PERSONAL			FFMS	Mexico
	SODEXHO PASS DO BRAZIL			SVC	Brazil
	CARDAPIO INFORMATICA			SVC	Brazil
NATIONAL ADMINISTRACAO DE
	RESTAURENTES			SVC	Brazil
	SODEXHO PASS CHILE			SVC	Chile
	SODEXHO PASS VENEZUELA	64%	64%	SVC	Venezuela
	SODEXHO PASS DE COLOMBIA	51%	51%	SVC	Colombia
	SODEXHO PASS PERU			SVC	Peru
	SODEXHO PASS DE PANAMA	51%	51%	SVC	Panama
	LUNCHEON TICKETS			SVC	Argentina
N	TICKET TOTAL ARGENTINA			SVC	Argentina
N	ANGEL LENO			SVC	Argentina
N	TICKET TOTAL URUGUAY			SVC	Uruguay

		% interest	% voting rights	Principal activity	Country

Americas
	PRESTACIONES MEXICANAS (sub-group)			SVC	Mexico
	SODEXHO SERVICIOS OPERATIVOS			SVC	Mexico

		% interest	% voting rights	Principal activity	Country

Africa
	UNIVERSAL SODEXHO AFRIQUE			FFMS	France
	UNIVERSAL SODEXHO NORTH AFRICA			FFMS	France
	UNIVERSAL SODEXHO NIGERIA			FFMS	Nigeria
	UNIVERSAL SODEXHO GABON	90%	90%	FFMS	Gabon
	SODEXHO ANGOLA			FFMS	Angola
	SABA			FFMS	Tunisia
	SODEXHO BÉNIN			FFMS	Benin
	SODEXHO TCHAD			FFMS	Chad
	UNIVERSAL SODEXO GHANA	90%	90%	FFMS	Ghana
	SODEXHO PASS TUNISIE	77%	77%	SVC	Tunisia
	SODEXHO MAROC			FFMS	Morocco
UNIVERSAL SODEXHO GUINEA
	ECUATORIAL	70%	70%	FFMS	Eq. Guinea
	UNIVERSAL SODEXHO CAMEROUN	70%	70%	FFMS	Cameroon
	UNIVERSAL SODEXHO CONGO			FFMS	Congo
	SODEXHO SOUTHERN AFRICA (sub-group)	55%	55%	FFMS	South Africa
	SODEXHO INVESTMENTS LTD			HOL	South Africa
N	WADI EZZAIN	75%	75%	FFMS	Libya
N	UNIVERSAL SODEXHO MADAGASCAR			FFMS	Madagascar
	SODEXHO TANZANIA			FFMS	Tanzania

		% interest	% voting rights	Principal activity	Country

Europe
	SODEXHO BELGIQUE (sub-group)			FFMS	Belgium
	ALTYS BELGIQUE			FFMS	Belgium
	SODEXHO SUISSE			FFMS	Switzerland
	ALTYS SUISSE			FFMS	Switzerland
	ALTYS DEUTSCHLAND			FFMS	Germany
	ALTYS AUSTRIA			FFMS	Austria
	ALTYS RÉPUBLIQUE TCHÈQUE			FFMS	Czech Republic
	SODEXHO LUXEMBOURG (sub-group)			FFMS	Luxembourg
	SODEXHO ITALIA (sub-group)			FFMS	Italy
	SODEXHO DOO			FFMS	Slovenia
	SODEXHO OY			FFMS	Finland
	ABRA NORDIC VENDING OY			FFMS	Finland
N, EM	ARANDUR OY	33%	33%	FFMS	Finland
SODEXHO SCANDINAVIAN HOLDING (sub-
	group)			FFMS	Sweden
	SODEXHO ESPANA (sub-group)			FFMS	Spain
N	ALTYS MULTISERVICIOS	79%	79%	FFMS	Spain
SODEXHO PORTUGAL II RESTAURACAO E
	SERVICOS			FFMS	Portugal
	SODEXHO BLENHOLD	69%	69%	FFMS	Portugal

		% interest	% voting rights	Principal activity	Country

Europe
	SODEXHO HELLAS	59%	59%	FFMS	Greece
SODEXHO CATERING & SERVICES GMBH
	(sub-group)			FFMS	Germany
	SODEXHO SCS GMBH (sub-group)			FFMS	Germany
	PLAUEN MENU	90%		FFMS	Germany
	BARENMENU			FFMS	Germany
N	SODAB			FFMS	Germany
N	KÄNNE CATERING-SERVICE GMBH			FFMS	Germany
	SODEXHO AO			FFMS	Russia
	SODEXHO EUROASIA			FFMS	Russia
N	SODEXHO PASS CIS			SVC	Russia
SODEXHO SPOLECNE STRAVOVANI A
	SLUZBY			FFMS	Czech Republic
	SODEXHO - SKOLNI JIDELNY			FFMS	Czech Republic
SODEXHO SPOLOCNE STRAVOVANIE A
	SLUZBY			FFMS	Slovakia
	SODEXHO MAGYARORSZAG			FFMS	Hungary
	ZONA VENDEGLATO			FFMS	Hungary
	SODEXHO TOPLU YEMEK			FFMS	Turkey
	SODEXHO POLSKA			FFMS	Poland
	SODEXHO CATERING & SERVICES GMBH			FFMS	Austria
EM	AGECROFT PRISON MANAGEMENT	50%	50%	FFMS	United Kingdom
	SODEXHO SERVICES GROUP			HOL	United Kingdom
KINGS COLLEGE HOSPITAL (HOLDINGS)
EM	LTD	25%	25%	FFMS	United Kingdom
	SODEXHO INTERNATIONAL HOLDINGS			HOL	United Kingdom
	KEYLINE TRAVEL MANAGEMENT			FFMS	United Kingdom
	SODEXHO LTD			FFMS	United Kingdom
	SODEXHO PRESTIGE LTD (sub-group)			FFMS	United Kingdom
	UNIVERSAL SODEXHO SCOTLAND			FFMS	United Kingdom
HARMONDSWORTH DETENTION
	SERVICES	51%	51%	FFMS	United Kingdom
	KALYX			FFMS	United Kingdom
CATALYST HEALTHCARE (ROMFORD)
EM	HOLDINGS LTD	25%	25%	FFMS	United Kingdom
CATALYST HEALTHCARE (ROEHAMPTON)
EM	HOLDINGS LTD	25%	25%	FFMS	United Kingdom
	TILLERY VALLEY FOODS			FFMS	United Kingdom
	RUGBY HOSPITALITY 2003	55%	55%	FFMS	United Kingdom
	SODEXHO DEFENCE SERVICES			FFMS	United Kingdom
	SODEXHO LAND TECHNOLOGY			FFMS	United Kingdom
	SODEXHO INVESTMENTS SERVICES			FFMS	United Kingdom
PETERBOROUGH PRISON MANAGEMENT
EM	HOLDINGS LTD	33%	33%	FFMS	United Kingdom
ASHFORD PRISON SERVICES HOLDINGS
EM	LTD	33%	33%	FFMS	United Kingdom
	SODEXHO HOLDINGS			HOL	United Kingdom
	SODEXHO EDUCATION SERVICES			FFMS	United Kingdom
SODEXHO MANAGEMENT SERVICES (sub-
	group)			FFMS	United Kingdom
	SODEXHO HEALTHCARE SERVICES			FFMS	United Kingdom
	SODEXHO SUPPORT SERVICES			HOL	United Kingdom

		% interest	% voting rights	Principal activity	Country

Europe
	UNIVERSAL SODEXHO HOLDINGS			HOL	United Kingdom
CATALYST HEALTHCARE (MANCHESTER)
EM	HOLDINGS LTD	25%	25%	HOL	United Kingdom
	UNIVERSAL SERVICES EUROPE			HOL	United Kingdom
	PRIMARY MANAGEMENT ALDERSHOT	60%	60%	FFMS	United Kingdom
EM	MERCIA HEALTHCARE (HOLDINGS) LTD	25%	25%	FFMS	United Kingdom
SOUTH MANCHESTER HEALTHCARE
EM	(HOLDINGS) LTD	25%	25%	FFMS	United Kingdom
	RUGBY TRAVEL & HOSPITALITY’07	80%	80%	FFMS	United Kingdom
EM	RMPA HOLDINGS LTD	14%	14%	FFMS	United Kingdom
EM	PINNACLE SCHOOL (FIFE) HOLDINGS LTD	10%	10%	FFMS	United Kingdom
ENTERPRISE CIVIC BUILDINGS HOLDINGS
EM	LTD	10%	10%	FFMS	United Kingdom
ENTERPRISE EDUCATION HOLDINGS
EM	CONWY LTD	10%	10%	FFMS	United Kingdom
ENTERPRISE HEALTHCARE HOLDINGS
EM	LTD	10%	10%	FFMS	United Kingdom
	KEYLINE TRAVEL SCOTLAND			FFMS	United Kingdom
	BROOKES OUTSIDE			FFMS	United Kingdom
	PRIMARY MANAGEMENT LTD			FFMS	United Kingdom
	GENESIS FACILITIES MANAGEMENT			FFMS	United Kingdom
	VENDABILITY			FFMS	United Kingdom
	KELVIN MANAGEMENT			FFMS	United Kingdom
	INSTITUTION SUPPLIES LEEDS LTD			FFMS	United Kingdom
	KS BUILDING SERVICES			FFMS	United Kingdom
	RIVER RIDE LTD			FFMS	United Kingdom
	RIVERCRAFT			FFMS	United Kingdom
	REGALIA			FFMS	United Kingdom
N, EM	ES 2005 LTD	50%	50%	FFMS	United Kingdom
N, EM	ADDIEWELL PRISON (HOLDINGS) LTD	33%	33%	FFMS	United Kingdom
	SODEXHO HOLDI			HOL	Ireland
	SODEXHO IRELAND LTD			FFMS	Ireland
	UNIVERSAL SODEXHO NORWAY			FFMS	Norway
UNIVERSAL SODEXHO THE
	NETHERLANDS			FFMS	Netherlands
	UNIVERSAL SODEXHO KAZAKHSTAN LTD			FFMS	Denmark
	UNIVERSAL SERVICES EUROPE			FFMS	Iceland
	SODEXHO NEDERLAND BV (sub-group)			FFMS	Netherlands
	SODEXHO PASS LUXEMBOURG			SVC	Luxembourg
	SODEXHO PASS BELGIQUE (sub-group)			SVC	Belgium
	SODEXHO PASS GMBH			SVC	Germany
	SODEXHO CARD SERVICES GMBH			SVC	Germany
	SODEXHO PASS SRL (sub-group)			SVC	Italy
	SODEXHO PASS ESPANA			SVC	Spain
	TICKET MENU			SVC	Spain
	SODEXHO PASS AUSTRIA			SVC	Austria
	SODEXHO PASS LIMITED			SVC	United Kingdom
	SODEXHO PASS HUNGARIA			SVC	Hungary
	SODEXHO PASS BULGARIA			SVC	Bulgaria
	SODEXHO PASS CESKA REPUBLIKA			SVC	Czech Republic
	SODEXHO PASS SLOVAK REPUBLIC			SVC	Slovakia

		% interest	% voting rights	Principal activity	Country

Europe
SODEXHOPASS CENTRAL EUROPE
	HOLDING			SVC	Netherlands
	SODEXHO PASS POLSKA			SVC	Poland
	SODEXHO RESTORAN SERVISLERI	90%	90%	SVC	Turkey
	NETWORK SERVIZLERI	45%	50%	SVC	Turkey
	SODEXHO PASS ROMANIA			SVC	Romania
N	BLUTICKET ROMANIA			SVC	Romania
	CATAMARAN CRUISERS			FFMS	United Kingdom
COMPAGNIE FINANCIÈRE AURORE
	INTERNATIONAL			HOL	Belgium

		% interest	% voting rights	Principal activity	Country

Asia, Australasia, Middle East
United Arab
	KELVIN CATERING SERVICES	49%	49%	FFMS	Emirates
	TEYSEER SERVICES COMPANY	49%	49%	FFMS	Qatar
RESTAURATION FRANÇAISE (NOUVELLE-
	CALÉDONIE)	60%	60%	FFMS	France
	SODEXHO NOUVELLE CALÉDONIE	54%	54%	FFMS	France
N	SOCANORD	60%		FFMS	France
	SRRS (LA RÉUNION)			FFMS	France
N	SODEXHO MAYOTTE	65%	65%	FFMS	France
	SODEXHO POLYNESIE			FFMS	France
	SODEXHO SINGAPORE			FFMS	Singapore
	SODEXHO MALAYSIA			FFMS	Malaysia
	SODEXHO HONG KONG			FFMS	Hong Kong
SODEXHO HEALTHCARE SUPPORT
EM	SERVICES (THAILAND)	26%	26%	FFMS	Thailand
	SODEXHO KOREA			FFMS	Korea
	UNIVERSAL SODEXHO EURASIA			FFMS	United Kingdom
	AIMS CORPORATION			FFMS	Australia
EM	MOWLEM SODEXHO PTY LTD	50%	50%	FFMS	Australia
N	SODEXHO RETAIL SERVICES PTY LTD			FFMS	Australia
UNIVERSAL REMOTE SITE SERVICES (sub-
	group)			FFMS	Singapore
	PT UNIVERSAL OGDEN INDONESIA			FFMS	Indonesia
	ALTYS MULTI-SERVICE PTY			FFMS	Australia
	SODEXHO AUSTRALIA (sub-group)			FFMS	Australia
EM	SERCO SODEXHO DEFENCE SERVICES	50%	50%	FFMS	Australia
	SODEXHO VENUES AUSTRALIA			FFMS	Australia
	SODEXHO TOTAL SUPPORT SERVICES NZ			FFMS	New Zealand
	UNIVERSAL SODEXHO PTY LTD			FFMS	Australia
SODEXHO TIANJIN SERVICE
	MANAGEMENT COMPANY LTD			FFMS	China
SODEXHO SHANGHAI MANAGEMENT
	SERVICES			FFMS	China
SODEXHO SERVICES COMPANY LTD
	SHANGHAI			FFMS	China
EM	SHANGHAI SAIC SODEXHO SERVICES	49%	49%	FFMS	China

		% interest	% voting rights	Principal activity	Country

Asia, Australasia, Middle East
	BEIJING SODEXHO SERVICE COMPANY
	LTD	95%	95%	FFMS	China
	SODEXHO (GUANGZHOU) MANAGEMENT
	SERVICES LTD			FFMS	China
N	WUHAN INNOVATION SODEXHO
	SERVICES	70%	70%	FFMS	China
	SODEXHO PASS SHANGHAI			SVC	China
N	SODEXHO SUPPORT SERVICES
	(THAILAND) LTD	61%	74%	FFMS	Thailand
N	SODEXHO THAILAND LTD	49%	49%	FFMS	Thailand
	SODEXHO INDIA			FFMS	India
				SVC,
	SODEXHO PASS SERVICES INDIA	74%	74%	FFMS	India
	SODEXHO PASS, INC.	60%	60%	SVC	Philippines
	SODEXHO SERVICES LEBANON	60%	60%	FFMS	Lebanon
	UNIVERSAL SODEXHO LAOS				Laos
N	SODEXHO PASS INDONÉSIE	90%		SVC	Indonesia
N	MONGOLIAN CATERING	70%	70%	FFMS	Mongolia
					United Arab
	SISA UAE			FFMS	Emirates
	SAKHALIN SUPPORT SERVICES	95%	95%	FFMS	Russia
	ALLIED SUPPORT			FFMS	Russia

8.   Differences between IFRS and U.S. GAAP

     The Group’s consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union as of August 31, 2006. With regard to the Group, there are no significant differences between IFRS as adopted by the European Union and IFRS as adopted by the International Accounting Standards Board. IFRS as applied by the Group differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The effects of the application of U.S. GAAP to profit attributable to equity holders of the parent (Group net income) and shareholders’ equity attributable to equity holders of the parent are set forth in the tables below:

8.1  Reconciliation of profit for the year in IFRS to net income in U.S. GAAP

	August 31,

	2006	2005

	(millions of euro, except per-share amounts)
Profit for the year, as reported in the consolidated income statements in IFRS	333	221
U.S. GAAP adjustments: (1)
(a) Minority interest	(10)	(9)
(b) Business combinations	(85)	(72)
(c) Stock-based compensation	(1)	6
(d) Pensions and postretirement benefits	(12)	(14)
(e) Discounting of liabilities	(9)	(4)
(g) Deferred income tax effect	34	27

Total U.S. GAAP adjustments	(83)	(66)

Net income, as determined under U.S. GAAP	250	155

Earnings per share, as determined under U.S. GAAP
(h) Basic earnings per share	1.60	0.99
(h) Diluted earnings per share	1.59	0.99

(1)	Refer to note 8.3 for explanations

8.2	Reconciliation of shareholders’ equity in IFRS to shareholders’ equity in U. S. GAAP

	August 31,

	2006	2005

	(millions of euro)
Shareholders’ equity, as reported in the balance sheet in IFRS	2,173	2,078
U.S. GAAP adjustments:(1)
(a) Minority interest	(17)	(18)
(b) Business combinations	(320)	(226)
(d) Pensions and postretirement benefits	41	38
(e) Discounting of liabilities	(26)	(18)
(g) Deferred income tax effects	(232)	(268)

Total U.S. GAAP adjustments	(554)	(492)

Shareholders’ equity, as determined under U.S. GAAP	1,619	1,586

(1)	Refer to note 8.3 for explanations

8.3	Notes to reconciliation to U.S. GAAP of net income and shareholders’ equity

   (a)   Minority interest

     Under IFRS, minority interest is included in profit for the period, and as a component of shareholders’ equity. Under U.S. GAAP, net income is after reduction of minority interest and shareholders’ equity excludes minority interest.

   (b) Business combinations

     Business combinations effected prior to September 1, 2004 (date of first-time application IFRS) were not restated retrospectively with respect to IFRS 3. As such, for acquisitions made prior to that date, the cost of the acquisition has generally not been allocated to customer relationships and other identifiable intangible assets in IFRS. Market shares and other assets not meeting the definition of intangible assets under IFRS and totaling €2.4 billion as of September 1, 2004 were reclassified to goodwill in the transition from French GAAP to IFRS.

     Under U.S. GAAP, all of the Group’s business combinations are accounted for as purchases. In accordance with SFAS 141, Business Combinations, and related interpretations, the cost of an acquired company is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. In accordance with U.S. GAAP, customer relationships, trademarks and software intangible assets were identified with respect to the Group’s acquisitions. As a result, a portion of goodwill in IFRS is reallocated to these identified intangible assets for U.S. GAAP. The remaining excess of cost over fair value of the net assets acquired is recorded as goodwill. In accordance with SFAS 142, all intangible assets acquired, including customer relationships, trademarks and software are amortized over their estimated useful lives. Goodwill is not amortized but instead is evaluated for impairment on an annual basis or when there is a triggering event indicative of impairment. A deferred tax liability is recorded with respect to all intangible assets except non-tax deductible goodwill.

     A summary of the composition of the aggregate adjustments included in the reconciliations of profit attributable to equity holders of the parent to U.S. GAAP net income related to the Group’s business combinations follows:

	For the year ended August 31,

	2006	2005

	(millions of euro)
Sodexho, Inc.	(51)	(48)
Gardner Merchant	(19)	(18)
Other	(15)	(6)

	(85)	(72)

     As of August 31, 2006, the principal effects on the Group’s balance sheet related to the accounting for business combinations were to decrease goodwill by €0.9 billion, increase intangible assets other than goodwill by €0.5 billion and increase deferred tax liabilities by €0.2 billion. As of August 31, 2005, the principal effects on the Group’s balance sheet related to the accounting for business combinations were to decrease goodwill by €0.9 billion, increase intangible assets other than goodwill by €0.6 billion and increase deferred tax liabilities by €0.2 billion. Deferred tax liabilities related to the business combinations adjustments are included in the deferred taxes adjustment described in note 8.3(g).

     The following table presents the allocation of intangible assets and goodwill, their estimated useful lives and the related amortization expense, as determined in accordance with U.S. GAAP.

	August 31,		Estimated	Amortization Expense Year Ended August 31,

	2006	2005	Useful Life	2006	2005

	(millions of euro)		(years)	(millions of euro)
Customer relationships	1,352	1,458	10 – 19	82	64
Trademarks	30	30	5	-	-
Software and other	215	214	3 – 7	31	33
Goodwill	3,035	2,957		-	-

	4,632	4,659		115	97

	August 31,		Estimated	Amortization Expense Year Ended August 31,

	2006	2005	Useful Life	2006	2005

	(millions of euro)		(years)	(millions of euro)
Accumulated amortization	(1,207)	(1,110)

Total intangible assets and goodwill,
net under U.S. GAAP	3,425	3,549

     Additional information with respect to the differences between IFRS and U.S. GAAP for the Group’s significant acquisitions is provided below.

Sodexho, Inc.

     In connection with the acquisition of the 53% of Sodexho, Inc. it did not already own in fiscal 2001, Sodexho Alliance agreed to convert the unvested stock options into unvested Sodexho Alliance stock options. Sodexho Alliance recorded a liability amounting to €79 million in connection with this agreement, computed as the aggregate intrinsic value of the options (using the market value of the underlying shares of €53.47 based on the average Sodexho Alliance share price over the 20 days preceding the transaction). The liability was recorded as part of the cost of the acquisition with a corresponding increase to the amount ascribed to goodwill. In connection with the transition to IFRS, the remaining amount of this liability was reversed against shareholders’ equity.

     Under U.S. GAAP, the portion of the intrinsic value of the rolled over unvested options related to future service was recorded as unearned compensation in shareholders’ equity and not part of the cost of the acquisition, resulting in lower goodwill recorded for U.S. GAAP.

Gardner Merchant (“GM”)

     In accounting for the acquisition of the worldwide operations of GM in 1995, the Group allocated a significant portion of the excess of purchase price over the fair value over the tangible assets acquired and liabilities assumed to market share. This market share was not subject to amortization and was reclassified to goodwill in the transition to IFRS (and therefore continues to not be amortized in IFRS). Under U.S. GAAP, the excess of purchase price over the fair value of the tangible assets acquired and liabilities assumed was partially allocated to identifiable intangible assets, including customer contracts, trademarks and assembled workforce (reclassified to goodwill and no longer amortized as of September 1, 2001), and amortized over their estimated useful lives of 14 years, five years and four years, respectively. The remaining excess was allocated to goodwill which was amortized over its estimated useful life of 30 years through August 31, 2001 and not amortized subsequent thereto.

Other acquisitions

     Other acquisitions made by the Group also included U.S. GAAP adjustments to allocate a portion of the purchase price excess to customer relationships, generally amortized over 10 years. The effect of reversing impairment charges made in IFRS in the amounts of €1 million in fiscal 2006 and €3 million in fiscal 2005, as referred to in the next paragraph, is reflected in the “Other” line in the summary of the composition of the aggregate adjustments included in the reconciliations of IFRS profit to U.S. GAAP net income related to the Group’s business combinations included above, as all of the adjustments related to entities included in this adjustment.

Impairment of goodwill

     Under both IFRS and U.S. GAAP, goodwill is evaluated at least annually for impairment. However, in IFRS it is evaluated at the level of cash generating units (CGUs), which are generally identified by activity and country. In U.S. GAAP, goodwill is evaluated for impairment at the level of the reporting unit, which is identified as the operating segment or one level below. As such, since each U.S. GAAP reporting unit includes one or more CGUs it is possible that goodwill considered to be impaired in IFRS is not impaired in U.S. GAAP due to the broader grouping of entities included as well as the generally lower net book value of acquired entities in U.S. GAAP due to the amortization of intangible assets. For the years ended August 31, 2006 and 2005, goodwill impairment charges recorded in IFRS of €3 million and €1 million, respectively, were reversed in U.S. GAAP.

   (c) Stock-based compensation

Stock options

     Under IFRS, in accordance with the transitional provisions of IFRS 1, only stock option plans with a grant date subsequent to November 7, 2002, for which the equity instruments had not vested as of January 1, 2005, are measured and recognized as employee costs. Compensation expense related to these plans is recognized in the income statement over the related vesting period, with the offset to shareholders’ equity. The amount of expense recognized for each period is determined by reference to the fair value of the options as of the grant date, as computed using a lattice model.

     Under U.S. GAAP, effective for fiscal 2006 the Group adopted SFAS No. 123 (R), “Accounting for Stock-Based Compensation,” which superseded APB Opinion No. 25, “Accounting for Stock Issued to its Employees.” This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, and recognize the cost over the period during which an employee is required to provide service in exchange for the award—the requisite service period. This statement has been applied to all awards granted after the required effective date of June 15, 2006 and to awards modified, repurchased, or cancelled after that date, as well as to unvested options related to grants made prior to the effective date. The Group adopted the statement as of September 1, 2005 using the modified prospective transition method. As the Group currently and previously reports its financial statements, including a reconciliation to U.S. GAAP, under Item 17 in Form 20-F, it has not made the pro forma disclosures required by FAS 123.

     Although the Group has used the lattice method for computing share-based compensation expense under both IFRS and U.S. GAAP there is still a difference related to the transition guidance for the two standards, which resulted in the unvested shares related to plans prior to November 7, 2002 being included in the computation of the U.S. GAAP charge but not in IFRS. In addition, certain of these shares are deductible for tax purposes upon exercise, and differences arise between IFRS and U.S. GAAP with respect to the computation of deferred taxes and/or income tax benefit, which is based on the intrinsic value of the options at each balance sheet date under IFRS and on the grant date fair value under U.S. GAAP, which is subject to revision only upon realization of the tax deduction on the tax return. There are also differences in the allocation between deferred tax expense, deferred taxes and shareholders’ equity of actual tax benefits related to shares vested prior to the adoption of SFAS 123 (R) but exercised subsequent thereto and on which no compensation expense was recognized. Lastly, IFRS 2 was adopted effective for fiscal 2005; FAS 123 (R) was adopted effective for fiscal 2006.

   (d) Pensions and postretirement benefits

     Under IFRS, pension and similar obligations are accounted for using the projected unit credit valuation method. As permitted under IFRS 1, Sodexho elected to recognize directly in shareholders’ equity, all accumulated actuarial gains and losses arising on retirement and other long-term employee benefits as of September 1, 2004. The same treatment was adopted in the preparation of the French GAAP consolidated financial statements for fiscal 2005. The Group has decided to early adopt effective August 31, 2005, the amendment to IAS 19 which allows actuarial differences generated annually to be recorded directly in shareholders’ equity, without being recognized in the income statement. Actuarial differences recognized directly in shareholders equity totaled €(12) million and €32 million (net of tax: €(8) million and €22 million) as of August 31, 2006 and 2005, respectively.

     Under U.S. GAAP, the Group accounts for its pension and postretirement benefit plans in accordance with SFAS 87, Employers’ Accounting for Pensions and SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Transition obligations were calculated as of September 1, 1999 as permitted for companies outside the United States and amortized over a period of 15 years from the initial implementation date of SFAS 87 in 1989 for pensions and of SFAS 106 in 1995 for other postretirement benefits. For the funded plans where the accumulated benefit obligation exceeded the fair value of the plan assets as of August 31, 2006 and 2005, an additional minimum liability has been recorded, with a corresponding entry recorded net of tax as accumulated other comprehensive income, a component of shareholders’ equity. The effect on shareholders’ equity of the additional minimum liability was €(97) million and €(68) million (net of tax: €(67) million and €(47) million) as of August 31, 2006 and 2005, respectively. Actuarial differences recognized directly in equity under IFRS and described in the paragraph above were reversed in the reconciliation to U.S. GAAP.

   (e) Discounting of liabilities

     In IFRS, a provision (liability) is recorded if (i) an entity has a legal or constructive obligation at the balance sheet date, (ii) it is probable that settlement of the obligation will require an outflow of resources, and (iii) the amount of the liability can be reliably measured. Provisions primarily cover commercial, employee-related and tax-related risks and litigation arising in the course of operating activities, and are measured in accordance with IAS 37 using assumptions that take account of the most likely outcomes. Where the effect of the time value of money is material, the amount of the provision is determined by discounting the expected future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and any risks specific to the liability. The Group discounts certain long-term liabilities related to its self-insurance programs in the United States.

      Under U.S. GAAP, self insurance liabilities are not discounted.

   (f) Commitments to buy out minority investors

     The Group has recognized a financial liability for put options held by minority investors to put their minority shares to the company, in accordance with IAS 32. Minority interests are eliminated in full in shareholders’ equity and the balance is recognized as goodwill.

As such, put options held by minority investors are recognized as follows under IFRS:

  A financial liability is recognized as of the balance sheet date for the estimated amount to be paid;

  The related minority interest is reduced to zero;

  The balancing amount is reported as goodwill in the balance sheet;

  Additionally, the minority interests’ share of profits is reclassified to profits attributable to equity holders of the parent.

     Under U.S. GAAP, the put options are measured at their respective fair values, and a liability is required to be recorded for such amounts, in accordance with SFAS 150; changes in fair value are included in the income statement. As of August 31, 2006 and 2005, the fair value of the put options was determined to be zero; as such put options were exercisable at fair value and no liability was recognized. The effect on the balance sheet of reversing the IFRS accounting was to decrease goodwill by €(4) million and €(16) million, to increase minority interest by €0.4 million and €1 million, and to increase financial liabilities by €4 million and €15 million, as of August 31, 2006 and 2005, respectively.

     Additionally, the U.S. GAAP adjustment related to the income statement effect of allocating to minority interest is a reduction in U.S. GAAP net income of .4 million and .8 million for the years ended August 31, 2006 and 2005, respectively.

   (g) Deferred income tax effect of U.S. GAAP adjustments

     This reconciliation item includes the tax effects of the U.S. GAAP adjustments, including business combinations, reflected in the reconciliations of shareholders’ equity and net income. Tax effects were computed based on the tax attributes of the adjustments and at the applicable rate for the related jurisdiction.

   (h) Earnings per share

     The number of shares used to compute basic and diluted earnings per share under U.S. GAAP is summarized below:

	Fiscal 2006	Fiscal 2005

Basic weighted average number of shares	156,050,771	155,838,789
Average dilutive effect of stock options	1,432,620	222,786
Diluted weighted average number of shares	157,483,391	156,061,575

     The diluted weighted average number of shares for fiscal 2005 as computed in accordance with U.S. GAAP differs from that used for IFRS because of the effects of IFRS 2, Share-based Payment. With the adoption of SFAS No. 123 (R) in fiscal 2006 in U.S. GAAP, the diluted weighted average number of shares is the same as in

IFRS. The effects of the incremental stock option plan included in the U.S. GAAP share based payment computation for fiscal 2006 were anti-dilutive.

8.4 New U.S. GAAP accounting pronouncements

Recent Accounting Pronouncements – U.S. GAAP

     In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarified the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties and transition. FIN 48 is effective for the Group as of September 1, 2007. The Group is currently evaluating the impact of adopting FIN 48.

     In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment under U.S. GAAP. SAB 108 requires quantification of errors under both the iron curtain and the roll-over method. SAB 108 permits existing public companies to initially apply its provisions to U.S. GAAP information either by (i) restating prior financial statements as if the “dual approach” had always been used or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of the beginning of the year of adoption with an offsetting adjustment recorded to the opening balance of retained earnings. SAB 108 is effective for fiscal years ending after November 15, 2006, which for the Group, will be its fiscal year ending August 31, 2007. The Group is currently evaluating the impact, if any, of adopting SAB 108.

     In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement” (SFAS 157). SFAS 157 defines fair value and establishes a framework for measuring fair value. SFAS 157 does not impose fair value measurement on items not already accounted for at fair value; rather it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurement. SFAS 157 is effective for the Group for the year ending August 31, 2009. The Group is currently evaluating the impact of adopting SFAS 157.

     In September 2006, the FASB issued Statement No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which is an amendment of FASB Statements Nos. 87, 88, 106, and 132(R). Effective for Group for the year ending August 31, 2007, SFAS 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or a liability. The Group is currently evaluating the impact of adopting SFAS 158.

8.5 Other disclosures

     The following are supplemental disclosures which pertain to the Group’s financial statements as prepared in accordance with IFRS.

          (a)   Allowance for doubtful accounts

      Set forth below is a table which provides information on the Group’s allowance for doubtful accounts.

	August 31,

	2006	2005

	(millions of euro)
Balance at beginning of period	81	80
Additions	1
Deductions
Scope of consolidation and currency translation adjustment	6	1

Balance at end of period	88	81